Form 10-K, Exhibit 13
period 1994-11-30
CARNIVAL CORP
filed 1995-02-24
CIK 815097

                                                                     EXHIBIT 13

Carnival Corporation
                   CONSOLIDATED BALANCE SHEETS

                                                                                            (in thousands)
- ----------------------------------------------------------------------------------------------------------
November 30,                                                                         1994            1993
- ----------------------------------------------------------------------------------------------------------
        ASSETS:
CURRENT ASSETS:
        Cash and cash equivalents                                              $   54,105      $   60,243
        Short-term investments                                                     70,115          88,677
        Accounts receivable                                                        20,789          19,310
        Consumable inventories, at average cost                                    45,122          37,245
        Prepaid expenses and other                                                 50,318          48,323
- ----------------------------------------------------------------------------------------------------------
        Total current assets                                                      240,449         253,798
- ----------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT --
        at cost, less accumulated depreciation and amortization                 3,071,431       2,588,009
- ----------------------------------------------------------------------------------------------------------
OTHER ASSETS:
        Goodwill, less accumulated amortization of $41,310 and $34,328            233,553         237,327
        Long-term notes receivable                                                 76,876          29,136
        Investments in affiliates and other assets                                 47,514          21,097
        Net assets of discontinued operation                                                       89,553
- ----------------------------------------------------------------------------------------------------------
                                                                               $3,669,823      $3,218,920
==========================================================================================================
        LIABILITIES AND SHAREHOLDERS' EQUITY:

CURRENT LIABILITIES:
        Current portion of long-term debt                                      $   84,644      $   91,621
        Accounts payable                                                           86,750          81,374
        Accrued liabilities                                                       114,868          94,830
        Customer deposits                                                         257,505         228,153
        Dividends payable                                                          21,190          19,763
        Reserve for discontinued operation                                                         34,253
- ----------------------------------------------------------------------------------------------------------
        Total current liabilities                                                 564,957         549,994
- ----------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                  1,046,904         916,221
- ----------------------------------------------------------------------------------------------------------
CONVERTIBLE NOTES                                                                 115,000         115,000
- ----------------------------------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES                                                        14,028          10,499
- ----------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 10)
- ----------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
        Class A Common Stock; $.01 par value; one vote per share;
            799,000 shares authorized; 227,575 and 227,376 shares
            issued and outstanding                                                  2,276           2,274
        Class B Common Stock; $.01 par value; five votes per share;
            201,000 shares authorized; 54,957 shares issued and outstanding           550             550
        Paid-in-capital                                                           544,947         541,194
        Retained earnings                                                       1,390,589       1,089,323
        Less -- other                                                              (9,428)         (6,135)
- ----------------------------------------------------------------------------------------------------------
        Total shareholders' equity                                              1,928,934       1,627,206
- ----------------------------------------------------------------------------------------------------------
                                                                               $3,669,823      $3,218,920
==========================================================================================================

The accompanying notes are an integral part of these financial statements.

Carnival Corporation
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   (in thousands, except per share data)
- --------------------------------------------------------------------------------------------------------
Years Ended November 30,                                           1994            1993            1992
- --------------------------------------------------------------------------------------------------------
REVENUES                                                     $1,806,016      $1,556,919      $1,473,614
- --------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES:
        Operating expenses                                    1,028,475         907,925         865,587
        Selling and administrative                              223,272         207,995         194,298
        Depreciation and amortization                           110,595          93,333          88,833
- --------------------------------------------------------------------------------------------------------
                                                              1,362,342       1,209,253       1,148,718
- --------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                443,674         347,666         324,896
- --------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE):
        Interest income                                           8,668          11,527          16,946
        Interest expense, net of capitalized interest           (51,378)        (34,325)        (53,792)
        Other income (expense)                                   (9,146)         (1,201)          2,731
        Income tax expense                                      (10,053)         (5,497)         (9,008)
- --------------------------------------------------------------------------------------------------------
                                                                (61,909)        (29,496)        (43,123)
- --------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM                                381,765         318,170         281,773
EXTRAORDINARY ITEM
        Loss on early extinguishment of debt                                                     (5,189)
- --------------------------------------------------------------------------------------------------------
NET INCOME                                                   $  381,765      $  318,170      $  276,584
========================================================================================================

EARNINGS PER SHARE:
        Income before extraordinary item                     $     1.35      $     1.13      $     1.00
        Net income                                           $     1.35      $     1.13      $      .98
========================================================================================================

The accompanying notes are an integral part of these financial statements.

Carnival Corporation
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         (in thousands)
- -------------------------------------------------------------------------------------------------------
Years Ended November 30,                                           1994           1993            1992
- -------------------------------------------------------------------------------------------------------
        OPERATING ACTIVITIES:
        Net income                                            $ 381,765      $ 318,170       $ 276,584
        ADJUSTMENTS:
        Depreciation and amortization                           110,595         93,333          88,833
        Non-cash interest                                                                        8,782
        Other                                                     2,754          7,608          11,473
        CHANGES IN OPERATING ASSETS AND LIABILITIES:
        Increase in receivables                                  (2,872)        (1,548)         (3,903)
        (Increase) decrease in inventory                         (7,877)        (5,627)          2,518
        (Increase) decrease in prepaid and other                 (1,995)       (16,203)          4,546
        Increase (decrease) in accounts payable                   5,376          9,901          (5,417)
        Increase (decrease) in accrued liabilities               20,038         24,911            (341)
        Increase in customer deposits                            29,352         49,208          11,222
- -------------------------------------------------------------------------------------------------------
        Net cash provided from operations                       537,136        479,753         394,297
- -------------------------------------------------------------------------------------------------------
        INVESTING ACTIVITIES:
        Decrease (increase) in short-term investments            15,249         22,371         (54,620)
        Additions to property and equipment, net               (594,789)      (712,826)       (120,812)
        Increase in other non-current assets                     (5,649)       (14,713)        (28,217)
        Proceeds from sale of discontinued operation             20,000
- -------------------------------------------------------------------------------------------------------
        Net cash used for investing activities                 (565,189)      (705,168)       (203,649)
- -------------------------------------------------------------------------------------------------------
        FINANCING ACTIVITIES:
        Proceeds from issuance of common stock                    2,297          1,360             715
        Principal payments of long-term debt                   (414,381)      (483,174)       (798,657)
        Repayment of debt of discontinued operation             (25,000)
        Dividends paid                                          (79,072)       (79,027)        (77,400)
        Proceeds from long-term debt                            538,071        731,485         588,000
        Payments of short-term borrowings                                                      (10,000)
- -------------------------------------------------------------------------------------------------------
        Net cash provided from (used for)
            financing activities                                 21,915        170,644        (297,342)
- -------------------------------------------------------------------------------------------------------
        Net decrease in cash and cash equivalents                (6,138)       (54,771)       (106,694)
        Cash and cash equivalents at beginning of year           60,243        115,014         221,708
- -------------------------------------------------------------------------------------------------------
        Cash and cash equivalents at end of year              $  54,105      $  60,243       $ 115,014
=======================================================================================================

        SUPPLEMENTAL DISCLOSURES:
        Cash paid during the year for:
                 Interest (net of amount capitalized)         $  48,501      $  33,419       $  74,655
=======================================================================================================
                 Income taxes                                 $   6,871      $   4,889       $   4,699
=======================================================================================================

The accompanying notes are an integral part of these financial statements.

Carnival Corporation
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF BUSINESS

  Carnival Corporation and subsidiaries (the "Company") operate three separate cruise lines under the names Carnival Cruise Lines, Holland America Line and Windstar Cruises and a tour business, Holland America Westours. Additionally, the Company has investments in other cruise operations, discussed below.
  Under the Carnival Cruise Lines name, the Company operates nine cruise ships serving the Caribbean and the Mexican Riviera. Holland America Line operates seven cruise ships serving primarily the Caribbean and Alaska, and Windstar Cruises operates three luxury, sail-powered vessels which call on more exotic locations inaccessible to larger ships. The Company has a 25% interest in K/S Seabourn Cruise Line ("Seabourn") and a note receivable which is convertible into an additional 25% interest. Seabourn operates two luxury vessels. The Company also has a 43% interest in Epirotiki Lines which operates nine vessels in the Aegean and Eastern Mediterranean. Holland America Westours markets sight-seeing tours both separately and as a part of Holland America Line cruise/tour packages. Holland America Westours also operates sixteen hotels in Alaska and the Canadian Yukon, four luxury day boats offering tours to the glaciers of Alaska and the Yukon River, over 290 motor coaches used for sight-seeing and charters in the states of Washington and Alaska and in the Canadian Rockies and eight private domed rail cars which are run on the Alaska Railroad between Anchorage and Fairbanks.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PREPARATION OF FINANCIAL STATEMENTS
  The accompanying financial statements present the consolidated balance sheets, statements of operations and cash flows of the Company. All material intercompany transactions and accounts have been eliminated in consolidation. Certain amounts in prior years have been reclassified to conform with the current year's presentation.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
  Cash and cash equivalents includes investments with original maturities of three months or less and are stated at cost which approximates market.
  The Company adopted Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities", effective November 30, 1994.
  At November 30, 1994, short-term investments are primarily comprised of marketable debt securities, including U.S. Government and corporate debt securities. These investments are categorized as available for sale and, in accordance with SFAS 115, are stated at fair value. Unrealized holding gains and losses are included as a component of shareholders' equity until realized. At November 30, 1993, short-term investments were carried at cost which approximated market.

PROPERTY AND EQUIPMENT
  Property and equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives:

                                         YEARS
        --------------------------------------
        Vessels                          15-30
        Buildings                        10-35
        Equipment                         2-20
        Leasehold improvements     shorter of the term
                                   of lease or related
                                       asset life

  During 1994, the depreciable lives of four ships built in the 1980's were extended from 20 or 25 years to 30 years to conform to industry standards.
This resulted in a reduction of depreciation expense of approximately $4 million, or $.01 per share, during the year ended November 30, 1994.
  Assets and related obligations for equipment under capital leases are initially recorded at an amount equal to the present value of the future minimum lease payments using interest rates implicit within the leases. Equipment under capital leases is amortized over the life of the lease or the estimated useful life of the asset, whichever is shorter.
  The Company capitalizes interest on vessels and other capital projects during the construction period. Interest is capitalized using rates equivalent to the average borrowing rate of the Company's long-term debt.
  Costs associated with drydocking are capitalized and charged to expense over the lesser of 12 months or the period to the next scheduled drydocking.

GOODWILL
  Goodwill of $275 million resulting from the acquisition of HAL Antillen, N.V. ("HAL"), the parent company of Holland America Line, Windstar Cruises and Holland America Westours, is being amortized using the straight-line method over 40 years.

INVESTMENTS IN AFFILIATES
  The Company accounts for investments based on its ability to exercise significant influence over financial and operating policies of the investee and/or its relative ownership interest. The Company consolidates affiliates in which it has control or an ownership interest of at least 50%. For affiliates where significant influence exists and/or where the level of ownership is between 20% and 50%, the investment is accounted for using the equity method. When the Company does not have significant influence, the level of ownership interest is less than 20%, or for new investments where the ability to exercise control or significant influence is temporary, the cost method of accounting is followed.

REVENUE RECOGNITION
  Customer cruise deposits, which represent unearned revenue, are included in the balance sheet when received and are recognized as cruise revenue upon completion of voyages with durations of 10 days or less and on a pro rata basis, computed using the number of days completed during the reporting period, for voyages in excess of 10 days. Revenues from tour and related services are recognized at the time the service is performed.

FINANCIAL INSTRUMENTS
  The Company's financial instruments include forward foreign currency contracts and interest rate swap agreements held for purposes other than trading. These contracts are entered into to hedge the impact of foreign currency and interest rate fluctuations. Changes in the market value of forward foreign currency contracts which hedge exposures of firm commitments related to the construction of cruise ships are recorded when the related foreign currency payments are made with any resulting gain or loss included in the cost of the vessel. Discounts and premiums related to forward agreements entered into to hedge estimated foreign currency transactions are amortized to income over the life of the agreement and changes in market value of the foreign currency are recognized into income currently. Gains and losses on interest rate swap transactions designated as hedges are recorded as reductions or increases in interest expense over the life of the swap agreement.

INCOME TAXES
  The Company and its subsidiaries are exempt from U.S. corporate income tax on U.S. source income from international passenger cruise operations if (i) their countries of incorporation exempt shipping operations of U.S. persons from income tax (the "Incorporation Test"), and (ii) they meet the "CFC Test".The Company and its subsidiaries involved in the cruise ship operations meet the Incorporation Test because they are incorporated in countries which provide the required exemption to U.S. persons involved in shipping operations. A company meets the CFC Test if it is a controlled foreign corporation ("CFC"). A CFC is defined by the Internal Revenue Code as a foreign corporation more than 50% of whose stock by voting power or value is owned or considered as owned by U.S. persons, each of whom owns or is considered to own 10% or more of the corporation's voting power ("10% U.S. Shareholders"). During 1994, all of the outstanding shares of Class B Common Stock of the Company were transferred to The Micky Arison 1994 "B" Trust (the "B Trust"), a U.S. trust whose primary beneficiary is Micky Arison, the Company's Chairman of the Board. Stock of the Company representing more than 50% of the total combined voting power of all classes of stock is owned by the B Trust, which is a "United States Person", and thus, the Company meets the definition of a CFC. Accordingly, the Company believes that virtually all of its income (with the exception of its United States source income from the operation of transportation, hotel and tour businesses of HAL) is exempt from United States Federal Income taxes. The B Trust has entered into an agreement with the Company that is designed to ensure, except under certain limited circumstances, that stock possessing more than 50% of the Company's voting power will be held by ten percent shareholders until at least July 1, 1997. If the Company or the subsidiaries involved in the cruise ship operations were to cease to meet the CFC Test, and no other basis for exemption were available, much of their income would become subject to taxation by the United States at higher than normal corporate tax rates. Because the Company is a CFC, a pro rata share of the passenger cruise operation earnings of the Company is includable in the taxable income of any "10% U.S. Shareholder", as defined above.

EARNINGS PER SHARE AND STOCK SPLIT
  On December 14, 1994, a two-for-one stock split was effected whereby one additional Common Share, par value $.01, was issued for each share outstanding to shareholders of record on November 30, 1994. All share and per share data appearing in the consolidated financial statements and notes thereto have been retroactively adjusted for this stock split.
  Earnings per share computations are based on the weighted average number of shares of Class A and B Common Stock and common equivalent shares (related to
stock options), outstanding during each of the years.   Total shares used in
the computation were 282.7 million, 282.5 million and 281.7 million for fiscal years 1994, 1993 and 1992, respectively.

NOTE 3 -- SHORT-TERM INVESTMENTS

  Short-term investments, classified as available for sale at November 30, 1994, consisted of the following debt securities (in thousands):

                                     Fair Value            Cost
- ----------------------------------------------------------------
U. S. Government securities             $57,819         $60,726
Mortgage backed securities                1,600           1,837
Corporate securities                     10,696          10,865
- ----------------------------------------------------------------
                                        $70,115         $73,428
================================================================

  The contractual maturities of debt securities at November 30, 1994 were as follows (in thousands):

                                      Fair Value           Cost
- ----------------------------------------------------------------
Due within one year                      $ 8,461        $ 8,553
Due after one year through five years     36,755         38,059
Due after five years through 10 years      3,144          4,000
Not due at a single maturity date         21,755         22,816
- ----------------------------------------------------------------
                                         $70,115        $73,428
================================================================

  Gross unrealized holding losses at November 30, 1994 were $3.3 million and are included with other shareholders' equity in the accompanying balance sheet. Proceeds and gross realized losses from the sale of short-term investments for the year ended November 30, 1994 were $124 million and $1.1 million, respectively. For the purpose of determining gross realized gains and losses, the cost of short-term investments sold is based upon specific identification.

NOTE 4 -- PROPERTY AND EQUIPMENT

  Property and equipment consists of the following:               (in thousands)
- -------------------------------------------------------------------------------------
November 30,                                                    1994            1993
- -------------------------------------------------------------------------------------
Vessels                                                   $3,147,026      $2,342,781
Vessels under construction                                   207,128         465,896
- -------------------------------------------------------------------------------------
                                                           3,354,154       2,808,677
Land, buildings and improvements                              95,294          92,775
Transportation and other equipment                           152,649         121,963
- -------------------------------------------------------------------------------------
Total property and equipment                               3,602,097       3,023,415
Less -- accumulated depreciation and amortization           (530,666)       (435,406)
- -------------------------------------------------------------------------------------
                                                          $3,071,431      $2,588,009
=====================================================================================

  Interest costs associated with the construction of vessels and buildings were capitalized during the construction period and amounted to $21.9 million in 1994, $24.6 million in 1993 and $21.7 million in 1992.

NOTE 5 -- NOTES RECEIVABLE AND INVESTMENTS IN AFFILIATES

NOTES RECEIVABLE -- DISPOSAL OF RESORT AND CASINO SEGMENT
  Previously, the Company adopted a plan to dispose of the Crystal Palace, which comprised the entire resort and casino segment of the Company's operations. In conjunction with that plan, the Company recorded a provision for the estimated loss on the disposition of the Crystal Palace and began accounting for this segment as a discontinued operation. In August 1994, the Company sold 100% of the shares of Carnival's Crystal Palace Hotel Corporation, Ltd. for $80 million, consisting of $20 million in cash and $60 million of notes (the "CCP Notes") secured by a leasehold interest in the Crystal Palace Hotel, the hotel's furniture, fixtures, equipment, inventory, shares in subsidiary companies of the Crystal Palace, including the casino management company, and the casino equipment, furniture and fixtures. The CCP Notes are due in monthly installments over a twenty year period and bear interest at 6% through year ten and 8% thereafter. The Company exchanged $12.5 million of the CCP Notes as consideration for a portion of its investment in CHC International, Inc. ("CHC"), discussed below. In accordance with the sale agreement, the Company used the $20 million of cash proceeds from the transaction, along with an additional $5 million contributed by the Company, to pay off existing Crystal Palace indebtedness which was guaranteed by the Company. No material gain or loss was recorded in 1994 upon the final disposition of the property.

INVESTMENT IN AFFILIATES
  During 1994, the Company acquired a 50% interest in CHC, a newly created hotel and casino management company. Principals of The Continental Companies (the
"TCC Principals") own the remainder of CHC and are responsible for day-to-day operations. One of the TCC Principals is a member of the Company's board of directors. CHC began operating a casino riverboat in U.S. waters in December 1994. This CHC operation required the Company to divest itself of slightly more than half of its 50% interest in order to comply with The Jones Act. The
Jones Act prohibits the operation of vessels exclusively in U.S. waters by any company that is 25% or more owned by non-U.S. entities. Accordingly, the Company sold a 25.1% interest in CHC to the TCC Principals in exchange for $16 million of 6% notes receivable (the "TCC Notes") . The TCC Notes contain a put option which the TCC Principals can exercise, requiring the Company to purchase 25.1% of CHC in exchange for the full principal and interest due under the TCC Notes. If not exercised, the option expires in November 1996. As of November 30, 1994, the carrying value of the Company's CHC investment, including the TCC Notes, is approximately $24 million. Since inception, the Company's intention has been to spin-off 90% of its CHC investment to shareholders. At November
30, 1994, there were no significant amounts owed to or from CHC. Further, CHC pays a license fee to the Company amounting to 1% of CHC's gross revenues, as adjusted, not to be less than $100,000 per year, for the use of the "Carnival" name.

NOTE 6 -- LONG-TERM DEBT AND CONVERTIBLE NOTES

  Long-term debt consists of the following:

                                                                                 (in thousands)
- ----------------------------------------------------------------------------------------------------
November 30,                                                                    1994           1993
- ----------------------------------------------------------------------------------------------------
Mortgages and other loans payable bearing interest at rates ranging
    from 8% to 9.9%, secured by vessels, maturing through 1999            $  287,642     $  377,543
Unsecured Revolving Credit Facility Due 1999                                 238,000        150,000
Unsecured 5.75% Notes Due March 15, 1998                                     200,000        200,000
Unsecured 6.15% Notes Due October 1, 2003                                    124,939        124,932
Unsecured 7.20% Debentures Due October 1, 2023                               124,862        124,857
Unsecured 7.7% Notes Due July 15, 2004                                        99,890
Unsecured Medium Term Notes bearing interest at rates ranging
    from 5.95% to 7.0%, due from 1999 to 2004                                 30,000
Other loans payable                                                           26,215         30,510
- ----------------------------------------------------------------------------------------------------
                                                                           1,131,548      1,007,842
Less portion due within one year                                             (84,644)       (91,621)
- ----------------------------------------------------------------------------------------------------
                                                                          $1,046,904     $  916,221
====================================================================================================

  Property and equipment with a net book value of $981 million at November 30, 1994 is pledged as collateral against the mortgage indebtedness.
  In June 1994, the Company increased the line of credit available under its five-year unsecured revolving credit agreement with a syndicate of banks from $500 million to $750 million (the "$750 Million Revolving Credit Facility") and extended the due date to 1999. The $750 Million Revolving Credit Facility currently bears interest at LIBOR plus .20% and provides for a commitment fee of .02% on the unused balance and a facility fee of .08% on the total facility.
  The Company has an interest rate swap agreement which converts the fixed rate on its unsecured 5.75% Notes due March 15, 1998 (the "$200 Million Notes") to a LIBOR based floating rate loan. By entering into a second interest rate swap agreement, the Company fixed the rate on these notes from March 1995 to September 1995 at a rate of 6.94% (see Note 8).
  A subsidiary of the Company has a $25 million revolving line of credit for short-term working capital purposes. The loan bears interest at LIBOR plus 50 basis points or prime. As of November 30, 1994, there was no balance outstanding under this line of credit.
  Certain loan agreements entered into by some of HAL's subsidiaries restrict the level of dividend payments by HAL's subsidiaries to HAL.
  As of November 30, 1994, the scheduled annual maturities of the Company's long-term debt is summarized as follows (in thousands):

        1995                $   84,644
        1996                    72,693
        1997                    64,806
        1998                   257,894
        1999                   285,397
        Thereafter             366,114
        ------------------------------
                            $1,131,548
        ==============================

  In July 1992, the Company issued $115 million of 4-1/2% Convertible Subordinated Notes Due July 1, 1997 (the "Convertible Notes"). The notes are convertible into 57.55 shares of the Company's Class A Common Stock per $1,000 of notes. As of November 30, 1994 the notes are convertible into a total of approximately 6.6 million shares of Class A Common Stock.

NOTE 7 -- SHAREHOLDERS' EQUITY

  The following represents an analysis of the changes in shareholders' equity for the three years ended November 30, 1994 (common stock and paid-in capital have been restated to reflect a two-for-one stock split effective November 30,
1994):

                                                                                (in thousands)
- ---------------------------------------------------------------------------------------------------------------------------------
                                                    COMMON STOCK
                                                   $.01 PAR VALUE          PAID-IN       RETAINED
                                                CLASS A      CLASS B       CAPITAL       EARNINGS        OTHER           TOTAL
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1991                      $2,262        $550        $524,086       $652,482       $(8,251)      $1,171,129
- ---------------------------------------------------------------------------------------------------------------------------------
        Net income for the year                                                           276,584                        276,584
        Cash dividends                                                                    (78,873)                       (78,873)
        Issuance of stock upon conversion
            of zero coupon notes                    10                      13,410                                        13,420
        Issuance of stock to employees
            under stock  plans                                                 715                                           715
        Vested portion of common stock
            under restricted stock plan                                                                   1,870            1,870
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1992                      $2,272        $550        $538,211       $850,193       $(6,381)      $1,384,845
- ---------------------------------------------------------------------------------------------------------------------------------
        Net income for the year                                                           318,170                        318,170
        Cash dividends                                                                    (79,040)                       (79,040)
        Issuance of stock to employees
            under stock plans                        2                       2,983                       (1,625)           1,360
        Vested portion of common stock
            under restricted stock plan                                                                   1,871            1,871
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1993                      $2,274        $550        $541,194     $1,089,323       $(6,135)      $1,627,206
- ---------------------------------------------------------------------------------------------------------------------------------
        Net income for the year                                                           381,765                        381,765
        Cash dividends                                                                    (80,499)                       (80,499)
        Unrealized loss on investments
            available for sale                                                                           (3,313)          (3,313)
        Issuance of stock to employees
            under stock  plans                       2                       3,753                       (1,458)           2,297
        Vested portion of common stock
            under restricted stock plan                                                                   1,478            1,478
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1994                      $2,276        $550        $544,947     $1,390,589       $(9,428)      $1,928,934
=================================================================================================================================

  Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to five votes, except (i) for the election of directors, and (ii) as otherwise provided by law. Annually, the holders of Class A Common Stock, voting as a separate class, are entitled to elect 25% of the directors to be elected. The holders of Class B Common Stock, voting as a separate class, are entitled to elect 75% of the directors to be elected, so long as the number of shares of Class B Common Stock is at least 12-1/2% of the number of outstanding shares of both classes of Common Stock. If the number of outstanding shares of Class B Common Stock falls below 12-1/2%, directors that would have been elected by a separate vote of that class will instead be elected by the holders of both classes of Common Stock, with holders of Class A Common Stock having one vote per share and holders of Class B Common Stock having five votes per share. At the option of the holder of record, each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
  At November 30, 1994 there were approximately 12.9 million shares of Class A Common Stock reserved for conversion of convertible debt, exercise of stock options, and for issuance of shares under the employee stock purchase plan and restricted stock plans.
  During 1994, the Company declared quarterly cash dividends aggregating $.285 per share. In October 1994, the Board of Directors increased the quarterly dividends from $.07 per share to $.075 per share.

NOTE 8 -- FINANCIAL INSTRUMENTS

  The Company estimates the fair market value of financial instruments through the use of public market prices, quotes from financial institutions, and other available information. Considerable judgement is required in interpreting data to develop estimates of market value and, accordingly, amounts are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

LONG-TERM NOTES RECEIVABLE
  The Company's long-term notes receivable are comprised primarily of $47.5 million of CCP Notes, a $15 million 9% note from Seabourn, and a $10 million 7.5% convertible note from Seabourn. The fair value of the $47.5 million and $15 million notes is estimated to be $51 million at November 30, 1994 based on current market interest rates for securities with similar risks and terms. The Company believes it is not practicable to estimate the fair value of the $10 million convertible note from Seabourn due to the lack of information related to the value of Seabourn's common stock.

LONG-TERM DEBT AND CONVERTIBLE NOTES
  The fair value at November 30, 1994 of the Company's long-term debt was approximately $1.074 billion which is approximately $58 million less than the carrying value of $1.132 billion. The fair value of the long-term debt is less than the carrying amount due to the Company's issuance of fixed rate debt obligations which were issued at interest rates below market rates at November 30, 1994. The fair value of the Company's long-term debt is estimated based on the quoted market price for the same or similar issues or on the current rates offered to the Company for debt of similar terms and maturity. At November 30, 1994, the carrying amount of the Convertible Notes was approximately $33 million less than the current value primarily due to increases in the price of the Company's Class A Common Stock.

FOREIGN CURRENCY AND INTEREST RATE SWAP AGREEMENTS
  The Company enters into forward foreign currency contracts to reduce its exposures relating to changes in foreign currency rates. These instruments are subject to gain or loss from changes in foreign currency rates; however, any realized gain or loss would generally be offset by gains or losses on the actual foreign currency transaction. The Company also enters into interest rate swap agreements to adjust the relationship between the amount of the Company's fixed and floating rate debt. Certain exposures to credit losses related to counterparty nonperformance exist; however, the Company does not anticipate nonperformance by the counterparties as they are primarily large, well established financial institutions. The fair values of the Company's forward and swap hedging instruments discussed below are based on prices quoted by financial institutions for these or similar instruments, adjusted for maturity differences.
  Several of the Company's contracts for the construction of cruise vessels are stated in foreign currencies. The Company entered into forward foreign currency contracts to fix the price of the vessels into U.S. dollars (see Note 10). As of November 30, 1994, these forward contracts were in a gain position of approximately $32 million. At the expiration of the forwards, which coincides with the payments related to vessels under construction, any gains or losses will be included in the cost of the vessel. In addition, the Company prices some products in Canadian dollars and had entered into foreign currency contracts totalling approximately U.S. $77 million to reduce the impact of changes in exchange rates. As of November 30, 1994 there were no significant gains or losses related to the Canadian currency transactions.
  The Company has hedged the interest rate on the $200 Million Notes through the utilization of interest rate swap agreements (see Note 6). As of November 30, 1994, the interest rate swaps were in an unrealized loss position of approximately $13.3 million. These swap agreements effectively convert the $200 Million Notes into a floating rate facility after September 1995.

NOTE 9--RELATED PARTY TRANSACTIONS

  A deceased relative of Ted Arison ( the "Company's Founder" and father of Micky Arison) assisted the Company in the negotiation of agreements related to the operation of Carnival's Crystal Palace Hotel and Casino. In consideration for these services, the Company agreed to pay a fee over a 10-year period beginning in January 1989. These fees were terminated in 1994 in connection with the sale of the property, (see Note 5). Fees paid under this agreement amounted to $0 in 1994, $567,000 in 1993 and $655,000 in 1992.
  The Company utilizes Carnival Air Lines, an airline indirectly owned by the Company's Chairman of the Board, to transport passengers. The Company also receives a license fee for the use of the "Carnival" name. During the fiscal years ended November 30, 1994, 1993 and 1992 approximately $4 million, $8 million, and $12 million , respectively, has been paid to the airline for transportation services. Approximately $.5 million has been received by the Company for license fees during fiscal year ended November 30, 1994.
  A director of the Company is employed by an investment banking firm. The investment banking firm assisted the Company in connection with all issuances of notes and Class A Common Stock to the public during the fiscal years ended November 30, 1994, 1993 and 1992. In addition, the investment banking firm has provided other services for the Company during those years. The Company paid the investment banking firm $300,000, $300,000 and $200,000 in fiscal years ended November 30, 1994, 1993 and 1992, respectively.
  The Company has a six-year consulting agreement with a corporation affiliated with the Company's Founder to provide services related to the construction of cruise ships. The consulting agreement expires in November 1996. Under the consulting agreement, the Company's Founder is paid a fee of $500,000 per year plus travel expenses. The Company's Founder also has certain demand and piggy back registration rights with respect to shares of Class A Common Stock beneficially owned by him.
  Pursuant to an agreement between the Company and certain irrevocable trusts, the beneficiaries of which are the children of the Company's Founder and certain others, the Company has granted to the trusts certain registration rights with respect to 14,277,028 shares of Class A Common Stock held for investment by the trusts. The Company has agreed to prepare and file with the SEC a registration statement and pay all expenses relating to such registration, except for fees and disbursements of counsel for the trusts, selling costs, underwriting discounts and applicable filing fees.

NOTE 10 -- COMMITMENTS AND CONTINGENCIES

CAPITAL EXPENDITURES
  The following table provides a description of ships currently under contract for construction ( in millions, except berth data):

                                      Expected                  Number  Estimated
                                      Delivery    Contract     of Lower   Total
  Ship Name         Operating Unit      Date    Denomination    Berths    Cost
- ----------------------------------------------------------------------------------
Imagination     Carnival Cruise Lines   6/95    Finnish Markka  2,040    $  330
Inspiration     Carnival Cruise Lines   3/96    U. S. Dollar    2,040       270
Veendam         Holland America Line    6/96    Italian Lira    1,266       225
To Be Named     Carnival Cruise Lines   9/96    Italian Lira    2,640       400
To Be Named     Holland America Line    9/97    Italian Lira    1,320       235
To Be Named     Carnival Cruise Lines   2/98    U. S. Dollar    2,040       300
To Be Named     Carnival Cruise Lines   11/98   U. S. Dollar    2,040       300
To Be Named     Carnival Cruise Lines   12/98   Italian Lira    2,640       415
- ----------------------------------------------------------------------------------
                                                               16,026    $2,475
==================================================================================

  Contracts denominated in foreign currencies have been fixed into U.S. Dollars through the utilization of forward currency contracts (see Note 8). In connection with the vessels under contract for construction described above, the Company has paid $207 million through November 30, 1994, anticipates paying $385 million in fiscal 1995 and $1.9 billion beyond fiscal 1995.

LITIGATION
  In 1986, a lawsuit was filed by the American Association of Cruise Passengers ("AACP") against Carnival Corporation, Holland America Line-Westours, Inc. and ten other cruise lines and an association of travel agents seeking treble and punitive damages, alleging violation of federal and state antitrust laws and interference with business expectancies under state common law. The amount of damages sought is not specified in the complaint and has not been revealed in discovery to date. AACP has asserted that the defendants have agreed with each other to boycott AACP because of AACP's practice of rebating travel agency commissions to passengers and advertising discounts on such cruise lines' advertised fares. The Company is contesting the case vigorously and is seeking dismissal as to Carnival Corporation on jurisdictional grounds, pursuant to prior Court of Appeals rulings. In addition, these rulings have significantly limited the total amount of damages recoverable even if liability of one or more of the cruise lines is found. Based on the current status of the proceedings, the Company does not believe that the outcome of this lawsuit will have a material adverse affect on the Company's financial condition or results of operations.
  In the normal course of business, various other claims and lawsuits have been filed or are pending against the Company. The majority of these claims and lawsuits are covered by insurance. Management believes the outcome of any such suits which are not covered by insurance would not have a material adverse effect on the Company's financial condition or results of operations.

OPERATING LEASES
  On March 27, 1989, the Company entered into a ten-year lease for 230,000 square feet of office space located in Miami, Florida. The Company moved its operation to this location in October 1989. In December 1994, the Company purchased the building and an adjacent parcel of land for approximately $23 million. In order to provide space for the Company's expanding operations, the Company has commenced construction of a second building on the parcel of land at an estimated cost of $35 million. The Company also leases other facilities, transportation and other equipment under operating leases. Rental expense for all operating leases for the years ended November 30, 1994, 1993 and 1992 was approximately $7.7 million, $8.7 million and $10.7 million, respectively. As of November 30, 1994, minimum annual rentals for all operating leases, excluding the lease related to the building purchase discussed above, with initial or remaining terms in excess of one year, are as follows (in thousands):

        1995                 $ 5,792
        1996                   5,789
        1997                   5,681
        1998                   4,666
        1999                   2,908
        Thereafter             9,676
        ----------------------------
                             $34,512
        ============================

NOTE 11 -- SEGMENT INFORMATION

  The Company's cruise segment currently operates sixteen passenger cruise ships and three luxury sailing vessels. Cruise revenues are comprised of sales of tickets and other revenues from on-board activities. A tour business operated by HAL, consisting of sixteen hotels, four luxury day-boats, over 290 motor coaches and eight private domed rail cars comprise the assets that generate revenue for the tour segment. Intersegment revenues represent tour revenues generated when tour services are rendered in conjunction with a cruise.

Segment information for the three years ended November 30, 1994 is as follows:

                                                      (in thousands)
- -----------------------------------------------------------------------------------------
Year Ended November 30,                      1994              1993              1992
- -----------------------------------------------------------------------------------------
REVENUES
        Cruise                           $1,623,069        $1,381,473        $1,292,587
        Tour                                227,613           214,382           215,194
        Intersegment revenues               (44,666)          (38,936)          (34,167)
- -----------------------------------------------------------------------------------------
                                         $1,806,016        $1,556,919        $1,473,614
=========================================================================================
GROSS OPERATING
PROFIT
        Cruise                           $  726,808        $  598,642        $  552,669
        Tour                                 50,733            50,352            55,358
- -----------------------------------------------------------------------------------------
                                         $  777,541        $  648,994        $  608,027
=========================================================================================
DEPRECIATION AND AMORTIZATION
        Cruise                           $  101,146        $   84,228        $   79,743
        Tour                                  9,449             9,105             9,090
- -----------------------------------------------------------------------------------------
                                         $  110,595        $   93,333        $   88,833
=========================================================================================
OPERATING INCOME
        Cruise                           $  425,590        $  333,392        $  301,845
        Tour                                 18,084            14,274            23,051
- -----------------------------------------------------------------------------------------
                                         $  443,674        $  347,666        $  324,896
=========================================================================================
IDENTIFIABLE ASSETS
        Cruise                           $3,531,727        $2,995,221        $2,415,547
        Tour                                138,096           134,146           140,507
        Discontinued resort and casino                         89,553            89,553
- -----------------------------------------------------------------------------------------
                                         $3,669,823        $3,218,920        $2,645,607
=========================================================================================
CAPITAL EXPENDITURES
        Cruise                           $  587,249        $  705,196        $  111,766
        Tour                                  9,963            10,281            11,400
- -----------------------------------------------------------------------------------------
                                         $  597,212        $  715,477        $  123,166
=========================================================================================

NOTE 12 -- EMPLOYEE BENEFIT PLANS

STOCK OPTION PLANS
  The Company has stock option plans, applicable to Class A Common Stock, for certain key employees. The plans are administered by a committee of two directors of the Company (the "Committee") who determine the employees and directors eligible to participate, the number of shares for which options are to be granted and the amounts that any employee or director may exercise within a specified year or years. The maximum number of shares available to be granted as of November 30, 1994 was 3,128,836. Under the terms of the plans, the option price per share is established by the Committee as an amount between 50% and 100% of the fair market value of the shares of Class A Common Stock on the date the option is granted. Since 1991, all options granted have been for 100% of the fair market value of the shares on the date of grant. Options may extend for such periods as may be determined by the Committee but only for so long as the optionee remains an employee of the Company.

  The status of options issued by the Company was as follows (restated to reflect a two-for-one stock split):

- -------------------------------------------------------------------------------------------------------------------
Years Ended November 30,                              1994              1994              1993              1992
- -------------------------------------------------------------------------------------------------------------------
                                                      PRICE
                                                    PER SHARE                       NUMBER OF SHARES
- -------------------------------------------------------------------------------------------------------------------
Unexercised Options -- Beginning of Year         $ 3.88 - $20.25        730,526          730,598          101,718
    Options Granted                              $19.82 - $23.88      1,764,000           72,000          674,000
    Options Exercised                            $ 4.50 - $16.00        (61,290)         (56,472)         (45,120)
    Options Cancelled                                                                    (15,600)
- -------------------------------------------------------------------------------------------------------------------
Unexercised Options -- End of Year               $ 3.88 - $23.88      2,433,236          730,526          730,598
===================================================================================================================

RESTRICTED STOCK PLANS
  The Company has restricted stock plans under which certain key employees are granted restricted shares of the Company's Class A Common Stock. Shares are awarded in the name of each of the participants, who have all the rights of other Class A shareholders, subject to certain restriction and forfeiture provisions. Unearned compensation is recorded at the date of award based on the market value of the shares on the date of grant. Unearned compensation is amortized to expense over the vesting period. As of November 30, 1994 there have been 1,896,032 shares issued under the plans of which 661,850 remain to be vested.

DEFINED CONTRIBUTION PLANS
  HAL has two defined contribution plans available to substantially all U.S. and Canadian employees. HAL contributes to these plans based on employee contributions and salary levels. Total expense relating to these plans in each fiscal year ended November 30, 1994, 1993 and 1992 was approximately $2 million.

DEFINED BENEFIT PENSION PLANS
  The Company adopted two pension plans (qualified and non-qualified) effective January 1, 1989 which together cover all full-time employees of Carnival Corporation working in the United States, excluding HAL employees. Employees will vest in the pension plans 100% after five years of service and will be eligible to receive benefits at age 55. The benefits are based on years of service and the employee's highest average compensation over five consecutive years during the last ten years of employment. Carnival Corporation's funding policy for the qualified plan is to annually contribute at least the minimum amount required under the applicable labor regulations. The weighted average discount rate, 8.5% in 1994, 7.5% in 1993 and 8.0% in 1992, and a 5.0% rate of increase in future compensation levels were used in determining the projected benefit obligation. The expected long-term rate of return on assets was 8.5%.
  Pension costs for the qualified and non-qualified defined benefit plans were approximately $2.0 million, $1.5 million and $1.4 million in 1994, 1993 and 1992, respectively.

The funded status of the plans at November 30, 1994 and 1993 is:

                                                             Qualified                         Non-Qualified
                                                          (in thousands)                       (in thousands)
- -------------------------------------------------------------------------------------------------------------------
                                                      1994              1993              1994              1993
- -------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation:
    Vested                                          $ 2,796           $ 2,673            $ 3,089           $ 3,464
    Non-vested                                          285               461                102               149
- -------------------------------------------------------------------------------------------------------------------
                                                    $ 3,081           $ 3,134            $ 3,191           $ 3,613
===================================================================================================================
Projected benefit obligation                        $ 4,606           $ 4,842            $ 4,801           $ 5,532
Plan assets                                          (3,745)           (3,307)
- -------------------------------------------------------------------------------------------------------------------
Unfunded accumulated benefits                           861             1,535              4,801             5,532
Unrecognized prior service cost                        (491)             (576)              (460)           (1,553)
Unrecognized gains and (losses)                        (493)           (1,067)               309              (265)
- -------------------------------------------------------------------------------------------------------------------
Accrued (prepaid) pension obligation                $  (123)          $  (108)           $ 4,650           $ 3,714
===================================================================================================================

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



PRICE WATERHOUSE LLP    [LOGO]

To the Board of Directors and Shareholders of Carnival Corporation

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and cash flows present fairly, in all material respects, the financial position of Carnival Corporation and its subsidiaries at November 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP
Miami, Florida
January 23, 1995

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
  Carnival Corporation and its subsidiaries (the "Company") earn revenues primarily from (i) the sale of passenger tickets, which include accommodations, meals, airfare and substantially all shipboard activities, and (ii) the sale of goods and services on board its cruise ships, such as casino gaming, liquor sales, gift shop sales and other related services. The Company also derives revenues from the tour operations of HAL Antillen N.V. ("HAL").
  For selected segment information related to the Company's revenues, gross operating profit, operating income and other financial information, see Note 11 in the accompanying financial statements.

  The following table presents operations data expressed as a percentage of total revenues and selected statistical information for the periods indicated:

Years  Ended  November 30,                           1994              1993              1992
- ----------------------------------------------------------------------------------------------
REVENUES                                             100%              100%              100%
COSTS AND EXPENSES:
        Operating expenses                            57                58                59
        Selling and administrative                    12                14                13
        Depreciation and amortization                  6                 6                 6
- ----------------------------------------------------------------------------------------------
OPERATING INCOME                                      25                22                22
OTHER INCOME (EXPENSE)                                (4)               (2)               (3)
- ----------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                     21%               20%               19%
==============================================================================================
SELECTED STATISTICAL INFORMATION:
        Passengers carried                     1,354,000         1,154,000         1,153,000
        Passenger cruise days                  8,102,000         7,003,000         6,766,000
        Occupancy percentage                       104.0%            105.3%            105.3%

GENERAL
  The growth in the Company's revenues during the last three fiscal years has primarily been a function of the expansion of its fleet capacity.
  Fixed costs, including depreciation, fuel, insurance, port charges and crew costs represent more than one-third of the Company's operating expenses and do not significantly change in relation to changes in passenger loads and aggregate passenger ticket revenue.
  The Company's different businesses experience varying degrees of seasonality. The Company's revenue from the sale of passenger tickets for Carnival Cruise Lines ("Carnival") ships is moderately seasonal. Historically, demand for Carnival cruises has been greater during the periods from late December through April and late June through August. HAL cruise revenues are more seasonal than Carnival's cruise revenues. Demand for HAL cruises is strongest during the summer months when HAL ships operate in Alaska and Europe. Demand for HAL cruises is lower during the winter months when HAL ships sail in more
competitive markets.   The Company's tour revenues are extremely seasonal with
a large majority of tour revenues generated during the late spring and summer months in conjunction with the Alaska cruise season.

FISCAL YEAR ENDED NOVEMBER 30, 1994 COMPARED TO FISCAL YEAR ENDED NOVEMBER 30, 1993

REVENUES
  The increase in total revenues of $249.1 million from 1993 to 1994 was comprised of a $241.6 million, or 17.5%, increase in cruise revenues and an
increase of $7.5 million, or 4.3%, in tour revenues for the period.   The
increase in cruise revenues was primarily the result of a 17.2% increase in capacity for the period. This capacity increase resulted from additional capacity provided by Carnival's SuperLiners Sensation and Fascination which entered service in November 1993 and July 1994, respectively, and Holland America Line's Maasdam and Ryndam which entered service in December 1993 and October 1994, respectively. Also affecting cruise revenues were slightly higher yields, slightly lower occupancies and lost revenues related to the grounding of the Nieuw Amsterdam which resulted in the cancellation of three one-week cruises in August 1994. See Other Income (Expense) below.
  Average capacity is expected to increase approximately 13% during the next fiscal year as a result of the delivery of the Fascination in July 1994, the Ryndam in October 1994 and the Imagination in June 1995, net of a reduction in capacity due to the discontinuance of the Company's FiestaMarina cruise division in September 1994.
  Revenues from the Company's tour operations increased to $182.9 million in 1994 from $175.4 million in 1993 primarily due to an increase in the number of tour passengers.

COSTS AND EXPENSES
  Operating expenses increased $120.6 million, or 13.3% , from 1993 to 1994. Cruise operating costs increased by $113.4 million, or 14.5%, to $896.3 million in 1994 from $782.8 million in 1993. Cruise operating costs increased primarily due to costs associated with the increased capacity in 1994.
  Selling and administrative expenses increased $15.3 million, or 7.3%, from 1993 to 1994. These increases were attributable to additional advertising and other costs associated primarily with the increase in capacity. Depreciation and amortization increased by $17.3 million, or 18.5%, to $110.6 million in 1994 from $93.3 million in 1993.
  Depreciation and amortization increased primarily due to the additional capacity discussed above. Also, the depreciable lives of four of the Carnival ships built in the 1980's were extended from 20 or 25 years to 30 years to conform to industry standards. This resulted in a reduction of depreciation of approximately $4 million during 1994.

OTHER INCOME (EXPENSE)
  Total other expense (net of other income) in 1994 of $61.9 million increased from $29.5 million in 1993. Interest income decreased to $8.7 million in 1994 from $11.5 million in 1993 due to a lower level of investments in 1994. Interest expense increased to $73.3 million in 1994 from $58.9 million in 1993 as a result of increased debt levels. Both the lower investment levels and higher debt levels were the result of expenditures made in connection with the ongoing construction and delivery of cruise ships. Capitalized interest decreased to $21.9 million in 1994 from $24.6 million in 1993.
  Other expenses increased to $9.1 million in 1994 because of two events which occurred during 1994. In August 1994, HAL's Nieuw Amsterdam ran aground in Alaska which resulted in the cancellation of three one-week cruises. Costs associated with repairs to the ship, passenger handling and various other expenses amounted to $6.4 million and were included in other expenses. In September 1994, the Company discontinued its FiestaMarina division because of lower than expected passenger occupancy levels. This resulted in a charge of $3.2 million to other expense. The cruise ship operated by FiestaMarina was under charter from Epirotiki Lines, 43% owned by the Company, and was returned to Epirotiki.
  Income tax expense increased to $10.1 million in 1994 primarily as a result of taxes, approximately $3 million, on a dividend paid by the tour company, a U.S. company, to its parent company, a foreign shipping company.

FISCAL YEAR ENDED NOVEMBER 30, 1993 COMPARED TO FISCAL YEAR ENDED NOVEMBER 30, 1992

REVENUES
  The increase in total revenues of $83.3 million from 1992 to 1993 was comprised of an $88.9 million, or 6.9%, increase in cruise revenues for the period and a $5.6 million decrease in tour revenues. The increase in cruise revenues was primarily the result of a 3.5% increase in capacity for the period resulting from the addition of Holland America Line's cruise ship Statendam in late January 1993 and a 3.3% increase in passenger yields resulting from an increase in ticket pricing and passenger spending.
  Revenues from the Company's tour operation decreased $5.6 million, or 3.1%, from $181.0 million in 1992 as compared to $175.4 million in 1993. The decrease was due to a reduction in pricing resulting from increased discounting by competitors.

COSTS AND EXPENSES
  Operating expenses increased $42.3 million, or 4.9%, from 1992 to 1993.
Cruise operating costs increased by $42.9 million, or 5.8%, to $782.8 million in 1993 from $739.9 million in 1992, primarily due to additional costs associated with the increased capacity in 1993.
  Selling and administrative costs increased $13.7 million, or 7.0%, primarily due to increases in advertising expenses associated with increased capacity and an increase in television advertising in 1993.
  Depreciation and amortization increased by $4.5 million, or 5.1%, to $93.3 million in 1993 from $88.8 million in 1992 primarily due to the addition of the Statendam.

OTHER INCOME (EXPENSE)
  Other expense (net of other income) of $29.5 million decreased in 1993 from $43.1 million in 1992. Interest income decreased to $11.5 million in 1993 from $16.9 million in 1992 due to lower interest rates on short-term investments in 1993. Interest expense, net of capitalized interest, decreased to $34.3 million in 1993 from $53.8 million in 1992. Total interest expense decreased to $58.9 million in 1993 from $75.5 million in 1992 as a result of decreased debt levels and lower interest rates on floating rate debt. Capitalized interest increased to $24.6 million in 1993 from $21.7 million in 1992 due to higher investments in vessels under construction. Income tax expense decreased $3.5 million to $5.5 million in 1993 from $9.0 million in 1992 due primarily to a reduction in earnings for the tour operation.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH
  The Company's business provided $537 million of net cash from operations during the year ended November 30, 1994, an increase of 12% over the comparable period in 1993. The increase was primarily the result of higher earnings for the period.
  During the year ended November 30, 1994, the Company spent approximately $595 million on capital projects of which $549 million was spent in connection with its ongoing shipbuilding program. The Fascination and the Ryndam were completed and delivered in 1994. The remainder was spent on vessel refurbishments, tour assets and other equipment.
  These capital expenditures were funded by cash from operations, borrowings under the $750 Million Revolving Credit Facility and the issuance by the Company of $100 million of 7.7% Notes Due July 15, 2004 (the 7.7% Notes) and $30 million of medium term notes due from 1999 to 2004.
  The Company also made scheduled principal payments during 1994 totalling approximately $90 million under various individual vessel mortgage loans and paid $79 million in cash dividends.

FUTURE COMMITMENTS
  The Company is scheduled to take delivery of eight new vessels over the next five years. The Imagination is scheduled for delivery in fiscal 1995. The Company will pay approximately $385 million in fiscal 1995 related to the construction of cruise ships and $1.9 billion beyond fiscal 1995. See Note 10 in the accompany-ing financial statements for more information related to commitments for the construction of cruise ships. In addition, the Company has $1,132 million of long-term debt of which $85 million is due in fiscal 1995. See Note 6 for more information regarding the Company's debt. The Company also enters into forward foreign currency contracts and interest rate swap agreements to hedge the impact of foreign currency and interest rate fluctuations. See Notes 2 and 8 for more information regarding forward contracts and swap agreements.

FUNDING SOURCES
  Cash from operations is expected to be the Company's principal source of capital to fund its debt service requirements and ship construction costs. In addition, the Company may fund a portion of the construction cost of new ships from borrowings under the $750 Million Revolving Credit Facility and/or through the issuance of long-term debt in the public or private markets. One of the Company's subsidiaries also has a $25 million line of credit. At November 30, 1994, approximately $512 million was available for borrowing by the Company under the $750 Million Revolving Credit Facility.
  To the extent that the Company should require or choose to fund future capital commitments from sources other than operating cash or from borrowings under the $750 Million Revolving Credit Facility, the Company believes that it will be able to secure such financing from banks or through the offering of debt and/or equity securities in the public or private markets. In this regard, the Company has filed two Registration Statements on Form S-3 (the "Shelf Registration") relating to a shelf offering of up to $500 million aggregate principal amount of debt or equity securities. In July 1994, the Company issued the 7.7% Notes under the Shelf Registration. The Company has also commenced an ongoing $100 million medium term note program under the Shelf Registration pursuant to which the Company may from time to time issue notes with maturities from nine months to 50 years from the date of issue. Under the medium term note program, the Company has issued $30 million of five to ten-year notes bearing interest at rates ranging from 5.95% to 7% per annum. A balance of $370 million aggregate principal amount of debt or equity securities remains available for issuance under the Shelf Registration.

                           SUPPLEMENTAL INFORMATION

SELECTED FINANCIAL DATA
  The selected financial data presented below for the fiscal years ended November 30, 1990 through 1994 and as of the end of each such fiscal year are derived from the financial statements of the Company and should be read in conjunction with such financial statements and the related notes. Certain amounts in prior years have been reclassified to conform with the current year's presentation.

                                                                                           (In  thousands, except per share data)
- -----------------------------------------------------------------------------------------------------------------------------------
Years Ended November 30,                           1994             1993              1992              1991             1990
- -----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:

Total revenues                                  $1,806,016       $1,556,919        $1,473,614        $1,404,704       $1,253,756
Operating income                                $  443,674       $  347,666        $  324,896        $  315,905       $  291,313
Income from continuing operations               $  381,765       $  318,170        $  281,773        $  253,824       $  234,431
Net income                                      $  381,765       $  318,170        $  276,584        $   84,988       $  206,202
Earnings per share (1):
     Income from continuing operations          $     1.35       $     1.13        $     1.00        $      .93       $      .87
     Net income                                 $     1.35       $     1.13        $      .98        $      .31       $      .77
Dividends declared per share                    $     .285       $     .280        $     .280        $     .245       $     .240
Passenger cruise days                                8,102            7,003             6,766             6,365            5,565
Percent of total capacity (2)                        104.0%           105.3%            105.3%            105.7%           106.6%

                                                                                                                   (in thousands)
- -----------------------------------------------------------------------------------------------------------------------------------
November 30,                                       1994             1993              1992              1991             1990
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:

Total assets                                    $3,669,823       $3,218,920        $2,645,607        $2,650,252       $2,583,424
Long-term debt and convertible
  notes                                         $1,161,904       $1,031,221        $  776,600        $  921,689       $  999,772
Total shareholders' equity                      $1,928,934       $1,627,206        $1,384,845        $1,171,129       $1,036,071

(1) All earnings per share amounts have been adjusted to reflect a two-for-one stock split effective November 30, 1994.

(2) In accordance with cruise industry practice, total capacity is calculated based upon two passengers per cabin even though some cabins can accommodate three or four passengers. The percentages in excess of 100% indicate that more than two passengers occupied some cabins.

MARKET PRICE FOR CAPITAL STOCK
  The following table sets forth for the periods indicated the high and low market prices for the Class A Common Stock on the New York Stock Exchange restated to reflect the two-for-one stock split effective November 30, 1994:

                                           SALES PRICE                                                            SALES PRICE
- -------------------------------------------------------------          -------------------------------------------------------------
                                         HIGH         LOW                                                       HIGH         LOW
- -------------------------------------------------------------          -------------------------------------------------------------
Fiscal Year ended November 30, 1994:                                   Fiscal Year ended November 30, 1993:
- -------------------------------------------------------------          -------------------------------------------------------------
    FIRST QUARTER                      $26.125      $23.000                FIRST QUARTER                      $19.688      $15.688
- -------------------------------------------------------------          -------------------------------------------------------------
    SECOND QUARTER                     $25.438      $21.000                SECOND QUARTER                     $19.563      $15.125
- -------------------------------------------------------------          -------------------------------------------------------------
    THIRD QUARTER                      $24.063      $21.750                THIRD QUARTER                      $22.125      $16.500
- -------------------------------------------------------------          -------------------------------------------------------------
    FOURTH QUARTER                     $23.125      $20.563                FOURTH QUARTER                     $24.125      $19.875
- -------------------------------------------------------------          -------------------------------------------------------------

  As of February 14, 1995, there were approximately 3,488 holders of record of the Company's Class A Common Stock. All of the issued and outstanding shares of Class B Common Stock are held by The Micky Arison 1994 "B" Trust, a United States Trust, whose primary beneficiary is Micky Arison. While no tax treaty currently exists between the Republic of Panama and the United States, under current law, the Company believes that distributions to its shareholders are not subject to taxation under the laws of the Republic of Panama.

SELECTED QUARTERLY FINANCIAL DATA (unaudited)
Quarterly financial results for the year ended November 30, 1994 are as follows:

                                                                                               (in thousands, except per share data)
- ------------------------------------------------------------------------------------------------------------------------------------
FOR THE QUARTER                                      FIRST                  SECOND                  THIRD                   FOURTH
- ------------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                     $385,256                $409,400               $600,796                $410,564
- ------------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                   $ 72,013                $ 85,780               $204,927                $ 80,954
- ------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                         $ 65,051                $ 77,886               $168,776                $ 70,052
- ------------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE                                 $    .23                $    .28               $    .60                $    .25
- ------------------------------------------------------------------------------------------------------------------------------------

Quarterly financial results for the year ended November 30, 1993 are as follows:
                                                                                               (in thousands, except per share data)
- ------------------------------------------------------------------------------------------------------------------------------------
FOR THE QUARTER                                      FIRST                  SECOND                  THIRD                   FOURTH
- ------------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                     $323,635                $378,237               $529,328                $325,719
- ------------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                   $ 51,732                $ 70,236               $172,008                $ 53,690
- ------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                         $ 50,677                $ 65,140               $152,214                $ 50,139
- ------------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE                                 $    .18                $    .23               $    .54                $    .18
- ------------------------------------------------------------------------------------------------------------------------------------