Form 10-K, Exhibit 13
period 1995-11-30
CARNIVAL CORP
filed 1996-01-26
CIK 815097

EXHIBIT 13
                              CARNIVAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                    ASSETS                                NOVEMBER 30,
                                                       1995         1994
CURRENT ASSETS
     Cash and cash equivalents                       $  53,365    $  54,105
     Short-term investments                             50,395       70,115
     Accounts receivable, net                           33,080       20,789
     Consumable inventories, at average cost            48,820       45,122
     Prepaid expenses and other                         70,718       50,318
          Total current assets                         256,378      240,449
PROPERTY AND EQUIPMENT, net                          3,414,823    3,071,431
OTHER ASSETS
     Goodwill, less accumulated amortization of
        $48,292 and $41,310                            226,571      233,553
     Long-term notes receivable                         78,907       76,876
     Investments in affiliates and other assets        128,808       47,514
                                                    $4,105,487   $3,669,823
     LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Current portion of long-term debt              $   72,752   $   84,644
     Accounts payable                                   90,237       86,750
     Accrued liabilities                               113,483      114,868
     Customer deposits                                 292,606      257,505
     Dividends payable                                  25,632       21,190
          Total current liabilities                    594,710      564,957
LONG-TERM DEBT                                       1,035,031    1,046,904
CONVERTIBLE NOTES                                      115,000      115,000
OTHER LONG-TERM LIABILITIES                             15,873       14,028
COMMITMENTS AND CONTINGENCIES (Note 9)
SHAREHOLDERS' EQUITY
     Class A Common Stock; $.01 par value; one
       vote per share; 399,500 shares authorized;
       229,839 and 227,575 shares issued and
       outstanding                                       2,298        2,276
     Class B Common Stock; $.01 par value; five
       votes per share; 100,500 shares authorized;
       54,957 shares issued and outstanding                550          550
     Paid-in-capital                                   594,811      544,947
     Retained earnings                               1,752,140    1,390,589
     Less - other                                       (4,926)      (9,428)
          Total shareholders' equity                 2,344,873    1,928,934
                                                    $4,105,487   $3,669,823

The accompanying notes are an integral part of these consolidated financial statements.



                            CARNIVAL CORPORATION
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share data)


                                             YEARS ENDED NOVEMBER 30,
                                           1995        1994        1993

REVENUES                                $1,998,150  $1,806,016  $1,556,919
COSTS AND EXPENSES:
     Operating expenses                  1,131,113   1,028,475     907,925
     Selling and administrative            248,566     223,272     207,995
     Depreciation and amortization         128,433     110,595      93,333
                                         1,508,112   1,362,342   1,209,253

OPERATING INCOME                           490,038     443,674     347,666

OTHER INCOME (EXPENSE):
     Interest income                        14,403       8,668      11,527
     Interest expense, net of
       capitalized interest                (63,080)    (51,378)    (34,325)
     Other income (expense)                 19,104      (9,146)     (1,201)
     Income tax expense                     (9,374)    (10,053)     (5,497)
                                           (38,947)    (61,909)    (29,496)

NET INCOME                               $ 451,091   $ 381,765   $ 318,170


EARNINGS PER SHARE                           $1.59       $1.35       $1.13
























The accompanying notes are an integral part of these consolidated financial statements.
                            CARNIVAL CORPORATION
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (in thousands)

                                                YEARS ENDED NOVEMBER 30,
                                             1995         1994         1993
OPERATING ACTIVITIES:
  Net income                                $ 451,091  $ 381,765   $318,170
  Adjustments to reconcile net
   income to net cash provided
   from operations:
  Depreciation and amortization               128,433    110,595     93,333
  Other                                         7,681      2,754      7,608
Changes in operating assets and liabilities:
  Increase in receivables                     (12,655)    (2,872)    (1,548)
  Increase in inventory                        (3,698)    (7,877)    (5,627)
  Increase in prepaid and other               (20,849)    (1,995)   (16,203)
  Increase in accounts payable                  3,487      5,376      9,901
  (Decrease) increase in accrued
    liabilities                                (1,385)    20,038     24,911
  Increase in customer deposits                35,101     29,352     49,208
    Net cash provided from operation          587,206    537,136    479,753
INVESTING ACTIVITIES:
  Decrease in short-term investments           19,720     15,249     22,371
  Additions to property and equipment, net   (483,901)  (594,789)  (712,826)
  Proceeds from Metra Oy settlement applied
    to basis of ship                           19,426
  Increase in other non-current assets        (83,325)    (5,649)   (14,713)
  Proceeds from sale of discontinued operation            20,000
    Net cash used for investing activities   (528,080)  (565,189)  (705,168)
FINANCING ACTIVITIES:
  Proceeds from issuance of common stock       49,032      2,297      1,360
  Principal payments of long-term debt       (406,600)  (414,381)  (483,174)
  Repayment of debt of discontinued operation            (25,000)
  Dividends paid                              (85,098)   (79,072)   (79,027)
  Proceeds from long-term debt                382,800    538,071    731,485
    Net cash (used for) provided from
      financing activities                    (59,866)    21,915    170,644
    Net decrease in cash and cash equivalents    (740)    (6,138)   (54,771)
  Cash and cash equivalents at beginning
    of year                                    54,105     60,243    115,014
  Cash and cash equivalents at end of year   $ 53,365   $ 54,105   $ 60,243

Supplemental disclosures:
  Cash paid during the year for:
    Interest (net of amount capitalized)     $ 62,868   $ 48,501    $33,419

    Income taxes                             $  8,671   $  6,871     $4,889


The accompanying notes are an integral part of these consolidated financial statements.
                              CARNIVAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS

     Carnival Corporation and subsidiaries (the "Company") operate three separate cruise lines under the names Carnival Cruise Lines, Holland America Line and Windstar Cruises and a tour business, Holland America Westours. Additionally, the Company has an investment in another cruise operation discussed below.

     Under the Carnival Cruise Lines name, the Company operates ten cruise ships primarily serving the Caribbean and the Mexican Riviera. Holland America Line operates seven cruise ships serving primarily the Caribbean and Alaska and Windstar Cruises operates three luxury, sail-powered vessels which call on more exotic locations inaccessible to larger ships. The Company has a 50% interest in K/S Seabourn Cruise Line ("Seabourn") after the Company's investment in a $10 million convertible note receivable was converted into additional shares of capital stock of Seabourn on December 1, 1995. Prior to that date, the Company owned 25% of Seabourn. Seabourn operates two luxury vessels. Holland America Westours markets sight-seeing tours both separately and as a part of Holland America Line cruise/tour packages. Holland America Westours also operates sixteen hotels in Alaska and the Canadian Yukon, three luxury day boats offering tours to the glaciers of Alaska and the Yukon River, over 290 motor coaches used for sight-seeing and charters in the states of Washington and Alaska and in the Canadian Rockies and ten private domed rail cars which are run on the Alaska Railroad between Anchorage and Fairbanks. The Company markets its services primarily in North America.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Preparation of Financial Statements

     The accompanying financial statements present the consolidated balance sheets, statements of operations and cash flows of the Company. Preparation of financial statements in accordance with generally accepted accounting principles requires the use of management estimates. All material intercompany transactions and accounts have been eliminated in consolidation. Certain amounts in prior periods have been reclassified to conform with current years presentation.

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

     At November 30, 1995, short-term investments are primarily comprised of marketable debt securities, including U.S. Government and corporate debt securities. These investments are categorized as available for sale and, in accordance with SFAS 115, are stated at their fair value. Unrealized holding gains and losses are included as a component of shareholders' equity until realized.


    Property and Equipment

    Property and equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives:

                                                      YEARS
          Vessels                                     25-30
          Buildings                                   10-40
          Equipment                                    2-20
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

     The Company reviews long-lived assets, identifiable intangibles and goodwill and reserves for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable.

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

     Investment in Affiliates

     The Company accounts for investments based on its ability to exercise significant influence over financial and operating policies of the investee and/or its relative ownership interest. The Company consolidates affiliates in which it has control or an ownership interest of greater than 50%. For affiliates where significant influence exists and/or where the level of ownership is between 20% and 50%, the investment is accounted for using the equity method. When the Company does not have significant influence, the level of ownership interest is less than 20% or for investments where the ability to exercise control or significant influence is temporary, the cost method of accounting is followed.

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

     Advertising Expense

     Effective December 1, 1994, the Company adopted Statement of Position 93-7, "Reporting on Advertising Costs", the effect of which was immaterial. This statement was issued by the American Institute of Certified Public Accountants and requires the Company to prospectively capitalize and amortize direct-response advertising to better match revenues with expenses. The
Company
continues to expense other advertising costs as incurred. Advertising expense totalled $98 million in 1995, $85 million in 1994 and $79 million in 1993.

     Financial Instruments

     The Company's financial instruments include forward foreign currency contracts and interest rate swap transactions held for purposes other than trading. These contracts are entered into to hedge the impact of foreign currency and interest rate fluctuations. Changes in the market value and any discounts or premiums on forward foreign currency contracts which hedge exposures of firm commitments related to the construction of cruise ships are recorded when the related foreign currency payments are made with any resulting gain or loss included in the cost of the vessel. Changes in market value of forward agreements entered into to hedge estimated foreign currency transactions are recognized into income currently. Discounts and premiums related to forward agreements entered into to hedge estimated foreign currency transactions are amortized to income over the life of the agreement. Gains and losses on interest rate swap transactions designated as hedges are recorded as reductions or increases in interest expense over the life of the swap agreement.

     Income Taxes

     Companies are exempt from U.S. corporate income tax on U.S. source income from international passenger cruise operations if (i) their countries of incorporation exempt shipping operations of U.S. persons from income tax (the "Incorporation Test"), and (ii) they meet the "CFC Test". The Company and its subsidiaries involved in the cruise ship operations meet the Incorporation Test because they are incorporated in countries which provide the required exemption to U.S. persons involved in shipping operations. A company meets the CFC Test if it is a controlled foreign corporation ("CFC"). A CFC is defined by the Internal Revenue Code as a foreign corporation more than 50% of whose stock by voting power or value is owned or considered as owned by U.S. persons, each of whom owns or is considered to own 10% or more of the corporation's voting power ("10% U.S. Shareholders"). During 1994, all of the outstanding shares of Class B Common Stock of the Company were transferred to The Micky Arison 1994 "B" Trust (the "B Trust"), a U.S. trust whose primary beneficiary is Micky Arison, the Company's Chairman of the Board. Stock of the Company representing more than 50% of the total combined voting power of all classes of stock is owned by the B Trust, which is a "United States Person", and thus, the Company meets the definition of a CFC. Accordingly, the Company believes that virtually all of its income (with the exception of its United States source income from the operation of transportation, hotel and tour businesses of HAL) is exempt from United States Federal Income taxes. The B Trust has entered into an agreement with the Company that is designed to ensure, except under certain limited circumstances, that stock possessing more than 50% of the Company's voting power will be held by ten percent shareholders until at least July 1, 1997. If the Company or the subsidiaries involved in the cruise ship operations were to cease to meet the CFC Test, and no other basis for exemption were available, much of their income would become subject to taxation by the United States at higher than normal corporate tax rates. Because the Company is a CFC, a pro rata share of the passenger cruise operation earnings of the Company is includable in the taxable income of any "10% U.S. Shareholder", as defined above.

     Earnings Per Share and Stock Split

     Earnings per share computations are based on the weighted average number of shares of Class A and B Common Stock and common equivalent shares (related
to stock options), outstanding during each of the years.   Total shares used in
the computation were 284.2 million, 282.7 million and 282.5 million for fiscal 1995, 1994 and 1993, respectively.

     On December 14, 1994, a two-for-one stock split was effected whereby one additional share of Class A Common Stock, par value $.01, was issued for each share outstanding to shareholders of record on November 30, 1994. All share and per share data appearing in the consolidated financial statements and notes thereto have been retroactively adjusted for this stock split.


NOTE 3 - PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                           November 30,
                                                        1995          1994
                                                          (in thousands)
Vessels                                              $3,467,731    $3,147,026
Vessels under construction                              289,661       207,128
                                                      3,757,392     3,354,154
Land, buildings and improvements                        132,183        95,294
Transportation and other equipment                      174,903       152,649
   Total property and equipment                       4,064,478     3,602,097
Less-accumulated depreciation and amortization         (649,655)     (530,666)
                                                     $3,414,823    $3,071,431


     Interest costs associated with the construction of vessels and buildings are capitalized during the construction period and amounted to $18.8 million in 1995, $21.9 million in 1994 and $24.6 million in 1993.



NOTE 4 - INVESTMENT IN AFFILIATES AND OTHER ASSETS

     During 1994, the Company acquired a 50% interest in CHC International, Inc. ("CHC"), a newly created hotel and casino management company. Principals of The Continental Companies (the "TCC Principals") own the remainder of CHC and are responsible for day-to-day operations. One of the TCC Principals is a member of the Company's board of directors. CHC began operating a casino riverboat in U.S. waters in December 1994 which required the Company to divest itself of slightly more than half of its 50% interest in order to comply with The Jones Act. The Jones Act prohibits the operation of vessels exclusively in U.S. waters by any company that is 25% or more owned by non-U.S. entities. Accordingly, the Company sold a 25.1% interest in CHC to the TCC Principals in exchange for $16 million of 6% notes receivable (the "TCC Notes"). The TCC Notes contain a put option which the TCC Principals can exercise, requiring the Company to repurchase 25.1% of CHC in exchange for the full principal and interest due under the TCC Notes. If not exercised, the option expires in November 1996 unless extended by the Company to November 1998. As of November 30, 1995, the carrying value of the Company's CHC investment, including the TCC Notes, is approximately $26 million, which the Company carries at cost since it is anticipated to be a temporary investment. Since inception, the Company's intention has been to spin-off 90% of its CHC investment to shareholders. At November 30, 1995, there were no significant amounts owed to or from CHC. Further, CHC pays a license fee amounting to 1% of CHC's gross revenues, as adjusted, not to be less than $100,000 per year, for the use of the "Carnival" name. Such fees amounted to approximately $.3 and $.1 million in fiscal years ended November 30, 1995 and 1994, respectively.

     As of November 30, 1995, the Company had a 25% interest in the operation of Seabourn. On December 1, 1995, a $10 million convertible note receivable was converted into an additional 25% interest. The Company's investment in the $10 million note is classified as a long-term note receivable in the accompanying financial statements.

     In October 1995, the Company purchased $101 million face amount of 13% Senior Secured Notes Due 2003 of a competitor, Kloster Cruise Limited ("Kloster"), for approximately $81 million (See Note 7).


NOTE 5 - LONG-TERM DEBT AND CONVERTIBLE NOTES

     Long-term debt consists of the following:
                                                            November 30,
                                                         1995          1994
                                                           (in thousands)
Mortgages and other loans payable bearing interest
  at rates ranging from 8% to 9.9%, secured by vessels,
  maturing through 1999                                $ 208,078   $  287,642
Unsecured Revolving Credit Facility Due 2000             185,000      238,000
Unsecured 5.75% Notes Due March 15, 1998                 200,000      200,000
Unsecured 6.15% Notes Due October 1, 2003                124,946      124,939
Unsecured 7.20% Debentures Due October 1, 2023           124,867      124,862
Unsecured 7.7% Notes Due July 15, 2004                    99,902       99,890
Unsecured 7.05% Notes Due May 15, 2005                    99,811
Other loans payable                                       65,179       56,215
                                                       1,107,783    1,131,548
Less portion due within one year                         (72,752)     (84,644)
                                                      $1,035,031   $1,046,904

     Property and equipment with a net book value of $881 million at November 30, 1995 is pledged as collateral against the mortgage indebtedness.

     In December 1995, the Company amended the terms of its $750 million unsecured revolving credit facility (the "$750 Million Revolver") primarily to extend the termination date to December 5, 2000, and to eliminate the commitment fee. The borrowing rate on the $750 Million Revolver is a maximum of LIBOR plus
 .20% and the facility fee is .08%. Concurrently with the amendment of the $750 Million Revolver, the Company entered into a new $250 million unsecured revolving credit facility with the same syndicate of banks (the "$250 Million Revolver"). Unless extended by the lenders, the $250 Million Revolver will terminate on December 3, 1996. At the option of the Company, any borrowings under the $250 Million Revolver outstanding on the termination date may be converted by the Company into a one year term loan. Borrowings under the $250 Million Revolver will accrue interest at a maximum of LIBOR plus .22% and the facility fee is .06%. As of November 30, 1995, the Company had $565 million available for borrowing under the $750 Million Revolver.

     The Company has an interest rate swap agreement which converts the fixed rate unsecured 5.75% Notes due March 15, 1998 (the "$200 Million Notes") to a LIBOR based floating rate loan (see Note 7).

     A subsidiary of the Company has a $25 million revolving line of credit for short-term working capital purposes. The loan bears interest at the lessor of LIBOR plus 50 basis points or prime. As of November 30, 1995, there was no balance outstanding under this line of credit.


     As of November 30, 1995, the scheduled annual maturities of the Company's long-term debt are summarized as follows (in thousands):

                         1996        $   72,752
                         1997            64,788
                         1998           257,897
                         1999            47,396
                         2000           185,117
                         Thereafter     479,833
                                     $1,107,783

     In July 1992, the Company issued $115 million of 4-1/2% Convertible Subordinated Notes Due July 1, 1997 (the "Convertible Notes"). The Convertible Notes are convertible into 57.55 shares of the Company's Class A Common Stock per $1,000 of notes. As of November 30, 1995 the Convertible Notes are convertible into a total of approximately 6.6 million shares of Class A Common Stock. The Convertible Notes are redeemable in whole or in part at the Company's option on or after July 3, 1996.

NOTE 6 - SHAREHOLDERS' EQUITY

     The following represents an analysis of the changes in shareholders' equity for the three years ended November 30, 1995:

                          COMMON STOCK
                         $.01 PAR VALUE  PAID-IN   RETAINED
                        CLASS A  CLASS B CAPITAL   EARNINGS   OTHER     TOTAL
                                        (in thousands)
Balance, November 30, 1992 $2,272 $ 550 $538,211   $850,193  $(6,381)$1,384,845
 Net income for the year                            318,170             318,170
 Cash dividends                                     (79,040)            (79,040)
 Issuance of stock to
   employees under
   stock  plans                2           2,983              (1,625)    1,360
 Vested portion of common
   stock under restricted
   stock plan                                                  1,871      1,871
Balance, November 30, 1993 2,274   550   541,194  1,089,323   (6,135) 1,627,206
 Net income for the year                            381,765             381,765
 Cash dividends                                     (80,499)            (80,499)
 Changes in securities
   valuation allowance                                        (3,313)    (3,313)
 Issuance of stock to
   employees under
   stock plans                 2           3,753              (1,458)     2,297
 Vested portion of common
   stock under restricted
   stock plan                                                  1,478      1,478
Balance, November 30, 1994 2,276   550   544,947   1,390,589  (9,428) 1,928,934
 Net income for the year                             451,091            451,091
 Cash dividends                                      (89,540)           (89,540)
 Issuance of common stock     21          46,488                         46,509
 Changes in securities
   valuation allowance                                         2,424      2,424
 Issuance of stock to
   employees under
   stock plans                 1           3,376                          3,377
 Vested portion of common
   stock under restricted
   stock plan                                                  2,078      2,078
Balance, November 30, 1995$2,298  $550  $594,811  $1,752,140 $(4,926)$2,344,873

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

     At November 30, 1995 there were approximately 14.4 million shares of Class A Common Stock reserved for conversion of convertible debt, exercise of stock options, and for issuance of shares under the employee stock purchase plan and restricted stock plans.

     During 1995, the Company declared quarterly cash dividends aggregating $.315 per share. In October 1995, the Board of Directors increased the quarterly dividends from $.075 per share to $.09 per share.


NOTE 7 - FINANCIAL INSTRUMENTS

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

     Short-term Investments

     Short-term investments, classified as available for sale at November 30, 1995 and 1994, consisted of the following debt securities (in thousands):

                                                   Gross Unrealized
                                         Cost      Losses     Gains     Fair
Value
     November 30, 1995:
        U. S. Government securities     $38,991   $(1,244)    $ 114      $37,861
        Mortgage backed securities       10,676      (464)        0       10,212
        Corporate securities              2,322         0         0        2,322
                                        $51,989   $(1,708)    $ 114      $50,395

     November 30, 1994:
        U. S. Government securities     $45,308   $(2,236)    $   0      $43,072
        Mortgage backed securities       23,883    (1,108)       31       22,806
        Corporate securities              4,237         0         0        4,237
                                        $73,428   $(3,344)    $  31      $70,115





     The contractual maturities of short-term investments at November 30, 1995 and 1994 were as follows (in thousands):

                                              1995                  1994
                                          Cost    Fair Value    Cost     Fair
Value
Due within one year                   $27,581    $27,497    $ 8,553      $8,461
Due after one year through five years  11,732     11,154     36,992      35,702
Due after five years through 10 years   2,000      1,532      4,000       3,144
Mortgage backed securities             10,676     10,212     23,883      22,808
                                      $51,989    $50,395    $73,428     $70,115

     Gross realized losses from the sale of short-term investments were $0 and $1.1 million during fiscal years ended November 30, 1995 and 1994, respectively, and were charged against earnings. Proceeds from the sale of short-term investments for the years ended November 30, 1995 and 1994 were approximately $20 million and $124 million, respectively. For the purpose of determining gross realized gains and losses, the cost of short-term investments sold is based upon specific identification.

     Long-term Notes Receivable

     The Company's long-term notes receivable are comprised primarily of $47.5 million of notes receivable from the sale in August 1994 of Carnival's Crystal Palace, a resort and casino located in the Bahamas, $15 million of 9% notes due from Seabourn and a $10 million 7.5% convertible note due from Seabourn which was converted into common stock in December 1995. The Company has received an offer from the issuer of the Crystal Palace notes to repurchase the notes from the Company at a substantial discount. Management is continuing discussions with issuer regarding the possible sale of the notes. The Company believes the fair value of the $15 million 9% notes due from Seabourn approximates cost based on current market interest rates. The Company believes it is not practicable to estimate the fair value of the $10 million convertible notes due to the lack of information related to the value of Seabourn's common stock.

     Investments in Affiliates and Other Assets

     The 13% Kloster bonds are classified as available for sale and, accordingly, are carried at fair value. The fair value was determined based on recent market prices, however, there is limited trading activity in these bonds. Gross unrealized holding gains at November 30, 1995 amounted to approximately $.8 million (See Note 4). Interest on the bonds due November 1, 1995 was not paid when due, however, on December 1, 1995 all amounts due were paid in full.

     Long-term Debt and Convertible Notes

     The fair value of the Company's long-term debt was approximately $1.123 billion and $1.074 billion at November 30, 1995 and 1994, respectively, which is approximately $15 million more and $58 million less than the carrying value at November 30, 1995 and 1994, respectively. The fair value of the long-term debt is slightly more than the carrying amount due to the Company's issuance of fixed rate debt obligations at interest rates above market rates at November 30, 1995. The fair value of the Company's long-term debt is estimated based on the quoted market price for the same or similar issues or on the applicable year end rates offered to the Company for debt of similar terms and maturity. At November 30, 1995 and 1994, the carrying amount of the Convertible Notes was approximately $53 million and $33 million, respectively less than the fair value primarily due to increases in the price of the Company's Class A Common Stock.

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

     Several of the Company's contracts for the construction of cruise vessels are stated in foreign currencies. The Company entered into forward foreign currency contracts to fix the price of the vessels into U.S. dollars (see Note
9). As of November 30, 1995 and 1994, these forward contracts were in a gain position of approximately $42 million and $32 million, respectively. At the expiration of the forwards, which coincides with the payments related to vessels under construction, any gains or losses will be included in the cost of the vessel. In addition, the Company prices some products in Canadian dollars and entered into foreign currency contracts totaling approximately U.S. $104 million to reduce the impact of changes in exchange rates. The Company also has some expenses in foreign currencies and entered into foreign currency contracts totaling approximately $15 million to reduce the impact of changes in exchange rates. As of November 30, 1995, there were no significant gains or losses related to the Canadian currency transactions or other currency transactions entered into to hedge estimated expenses.

     The Company has hedged the interest rate on the $200 Million Notes through the utilization of interest rate swap agreements (See Note 5). As of November 30, 1995, the interest rate swaps were in an unrealized loss position of approximately $.7 million. These swap agreements effectively convert the $200 Million Notes into a floating rate facility.


NOTE 8 - RELATED PARTY TRANSACTIONS

     The Company utilizes Carnival Air Lines, an airline owned by a trust, the primary beneficiary of which is the Company's Chairman of the Board, to
transport a limited number of the Company's cruise passengers.   During the
fiscal years ended November 30, 1995, 1994 and 1993 approximately $3 million, $4 million, and $8 million , respectively, has been paid to the airline for transportation services. The Company also receives a license fee for the use of the "Carnival" name. Approximately $.4 million has been received by the Company for license fees during each of fiscal years ended November 30, 1995, 1994. The Company also receives license fees from CHC (See Note 4).

     A director of the Company is employed by an investment banking firm. The investment banking firm assisted the Company in connection with issuances of notes and Class A Common Stock to the public during the fiscal years ended November 30, 1995, 1994 and 1993. In addition, the investment banking firm has provided other services for the Company during those years. The Company paid the investment banking firm approximately $300,000 in each of fiscal years ended November 30, 1995, 1994 and 1993.

     A director of the Company is a partner in a legal firm. The legal firm acted as the Company's primary outside counsel and provided services to the Company in connection with various litigation, corporate and other matters during fiscal years ended November 30, 1995, 1994 and 1993. The Company paid the legal firm $6.2 million, $1.3 million and $.7 million in fiscal years ended November 30, 1995, 1994 and 1993, respectively.

     The Company has a six-year consulting agreement with a corporation affiliated with the Company's founder to provide services related to the construction of cruise ships. The consulting agreement expires in November 1996. Under the consulting agreement, the Company paid a fee of $500,000 per year plus travel expenses. The Company's founder also has certain demand and piggy back registration rights with respect to shares of Class A Common Stock beneficially owned by him.

     The owner of a travel agency located in Seattle, Washington is the wife of the Chief Executive Officer of HAL and a director of the Company. The travel agency sells cruises and other similar products, including the Company's products, and receives as commission based on the amount of sales generated. During the years ended November 30, 1995, 1994 and 1993, the travel agency generated revenues for the Company of approximately $5 million, $6 million, and $4 million, respectively and received commissions from the Company related to such revenues of approximately $.8 million, $1 million and $.6 million, respectively.

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


NOTE 9 - COMMITMENTS AND CONTINGENCIES

     Capital Expenditures


     The following table provides a description of ships currently under contract for construction (in millions, except berth data):

                                       Expected                Number  Estimated
                                       Delivery    Contract   of Lower   Total
Ship Name           Operating Unit       Date    Denomination   Berths    Cost
Inspiration       Carnival Cruise Lines  2/96    U. S. Dollar    2,040    $ 270
Veendam           Holland America Lines  4/96    Lire            1,266      225
Carnival Destiny  Carnival Cruise Lines  9/96    Lire            2,640      400
To Be Named       Holland America Line   9/97    Lire            1,320      235
To Be Named       Carnival Cruise Lines  2/98    U. S. Dollar    2,040      300
To Be Named       Carnival Cruise Lines 11/98    U. S. Dollar    2,040      300
To Be Named       Carnival Cruise Lines 12/98    Lire            2,640      415
                                                                13,986   $2,145

     Contracts denominated in foreign currencies have been fixed into U.S. Dollars through the utilization of forward currency contracts (see Note 7). In connection with the vessels under contract for construction described above, the Company has paid $290 million through November 30, 1995, anticipates paying $674 million in fiscal 1996 and approximately $1.2 billion beyond fiscal 1996.

     Litigation

     A purported class action suit was filed against the Company on September 19, 1995 and was subsequently dismissed by the court on jurisdictional grounds on December 15, 1995. The suit alleged that the Company had violated the Florida Deceptive and Unfair Trade Practices Act by overcharging passengers for port charges. The plaintiffs refiled their suit un the same court on December 27, 1995 and modified the complaint to add various federal law claims and a state fraud claim. The suit seeks declaratory relief to enjoin the Company from further alleged overcharges and seeks compensatory damages in an unspecified amount. The action is presently in its early stages and it is not possible at this time to determine the outcome of the litigation. Management of the Company intends to vigorously defend the lawsuit.

    During 1995, the Company received $40 million in cash and other consideration from the settlement of litigation with Metra Oy, the former parent company of Wartsila Marine Industries Incorporated ("Wartsila"), related to losses suffered in connection with the construction of three of the Company's cruise ships. These losses were the result of higher construction costs and lost profits due to late delivery of the cruise ships. Of the $40 million, $6.2 million was used to pay related legal fees, $14.4 million was recorded as other income and $19.4 million was used to reduce the Company's cost basis of certain ships. The Company is continuing to pursue claims in bankruptcy proceedings in Finland to recover damages suffered in connection with the construction of the three ships.

     In the normal course of business, various other claims and lawsuits have been filed or are pending against the Company. The majority of these claims and lawsuits are covered by insurance. Management believes the outcome of any such suits which are not covered by insurance would not have a material adverse effect on the Company's financial condition or results of operations.

     Operating Leases

     In 1989, the Company entered into a lease for 230,000 square feet of office space located in Miami, Florida to serve as Carnival Cruise Lines headquarters and operations center. In December 1994, the Company purchased the building and an adjacent parcel of land under a purchase option for approximately $23 million. The Company has commenced construction of a second building on the parcel of land at an estimated cost of $35 million. The Company leases other facilities, transportation and other equipment under operating leases. Rental expense for all operating leases for the years ended November 30, 1995, 1994 and 1993 was approximately $4.9 million, $7.7 million and $8.7 million, respectively. As of November 30, 1995, minimum annual rentals for all operating leases, with initial or remaining terms in excess of one year, were as follows (in thousands):

                             1996          $ 6,296
                             1997            5,487
                             1998            4,364
                             1999            2,451
                             2000            2,437
                             Thereafter      6,041
                                           $27,076


NOTE 10 - SEGMENT INFORMATION

     The Company's cruise segment currently operates seventeen passenger cruise ships and three luxury sailing vessels. Cruise revenues are comprised of sales of tickets and other revenues from on-board activities. A tour business operated by HAL, consisting of sixteen hotels, three luxury day-boats, over 290 motor coaches and ten private domed rail cars comprise the assets that generate revenue for the tour segment. Intersegment revenues represent tour revenues generated when tour services are rendered in conjunction with a cruise. Segment information for the three years ended November 30, 1995 is as follows:

                                                   YEARS ENDED NOVEMBER 30,
                                              1995          1994        1993
                                                         (in thousands)
REVENUES
   Cruise                                  $1,800,775    $1,623,069  $1,381,473
   Tour                                       241,909       227,613     214,382
   Intersegment revenues                      (44,534)      (44,666)    (38,936)
                                           $1,998,150    $1,806,016  $1,556,919
GROSS OPERATING PROFIT
   Cruise                                  $  810,736    $  726,808   $ 598,642
   Tour                                        56,301        50,733      50,352
                                           $  867,037    $  777,541   $ 648,994
DEPRECIATION AND AMORTIZATION
   Cruise                                  $  120,304    $  101,146   $  84,228
   Tour                                         8,129         9,449       9,105
                                           $  128,433    $  110,595   $  93,333
OPERATING INCOME
   Cruise                                  $  465,870    $  425,590   $ 333,392
   Tour                                        24,168        18,084      14,274
                                           $  490,038    $  443,674   $ 347,666
IDENTIFIABLE ASSETS
   Cruise                                  $3,967,174    $3,531,727  $2,995,221
   Tour                                       138,313       138,096     134,146
   Discontinued resort and casino                                        89,553
                                           $4,105,487    $3,669,823  $3,218,920
CAPITAL EXPENDITURES
   Cruise                                  $  456,920    $  587,249   $ 705,196
   Tour                                         8,747         9,963      10,281
                                           $  465,667    $  597,212   $ 715,477


NOTE 11 - EMPLOYEE BENEFIT PLANS

     Stock Option Plans

     The Company has stock option plans, applicable to Class A Common Stock, for certain key employees. The plans are administered by a committee of three directors of the Company (the "Committee") who determine the employees and directors eligible to participate, the number of shares for which options are to be granted and the amounts that any employee or director may exercise within a specified year or years. The maximum number of shares available to be granted as of November 30, 1995 and 1994 was 1,774,000 and 723,600, respectively. Under the terms of the plans, the option price per share is established by the Committee as an amount between 50% and 100% of the fair market value of the shares of Class A Common Stock on the date the option is granted. Since 1991, all options granted have been for 100% of the fair market value of the shares on the date of grant. Options may extend for such periods as may be determined by the Committee but only for so long as the optionee remains an employee of the Company. The status of options in the plans was as follows:

                            Price           Years Ended November 30,
                          Per Share            Number of Shares
                                            1995      1994     1993
Unexercised Options-
  Beginning of Year    $3.88 - $23.88     2,433,236    730,526   730,598
  Options Granted     $19.78 - $23.44     1,564,000  1,764,000    72,000
  Options Exercised    $3.88 - $22.16       (90,100)   (61,290)  (56,472)
  Options Canceled    $22.16 - $22.50    (1,432,400)             (15,600)
Unexercised Options-
  End of Year          $3.88 - $23.88     2,474,736  2,433,236   730,526


     Upon the adoption of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company intends to retain the intrinsic value method of accounting for stock based compensation which it currently uses.

     Restricted Stock Plans

     The Company has restricted stock plans under which certain key employees are granted restricted shares of the Company's Class A Common Stock. Shares are awarded in the name of each of the participants, who have all the rights of other Class A stockholders, subject to certain restriction and forfeiture provisions. Unearned compensation is recorded at the date of award based on the market value of the shares on the date of grant. Unearned compensation is amortized to expense over the vesting period. As of November 30, 1995 there have been 1,896,032 shares issued under the plans of which 340,322 remain to be vested.

     Defined Contribution Plans

     HAL has two defined contribution plans available to substantially all U.S. and Canadian employees. HAL contributes to these plans based on employee contributions and salary levels. Total expense relating to these plans in fiscal year ended November 30, 1995, 1994 and 1993 was approximately $2.4 million, $2.1 million and $2.2 million, respectively.

     Defined Benefit Pension Plans

     The Company adopted two pension plans (qualified and non-qualified) effective January 1, 1989 which together cover all full-time employees of Carnival Corporation working in the United States, excluding HAL employees. Employees will vest in the pension plans 100% after five years of service, will be eligible to receive benefits at age 65 and, upon completion of 15 years of service, become eligible to receive benefits at age 55. The benefits are based on years of service and the employee's highest average compensation over five consecutive years during the last ten years of employment. Carnival Corporation's funding policy for the qualified plan is to annually contribute at least the minimum amount required under the applicable labor regulations. The weighted average discount rate, 7.5% in 1995, 8.5% in 1994 and 7.5% in 1993, and a 5.0% rate of increase in future compensation levels were used in determining the projected benefit obligation. The expected long-term rate of return on assets was 8.5%.

     Pension costs for the qualified and non-qualified defined benefit plans were approximately $1.6 million, $2.0 million and $1.5 million for the years ended November 30, 1995, 1994 and 1993, respectively.

     The funded status of the plans at November 30, 1995 and 1994 is:

                                             Qualified          Non-Qualified
                                           (in thousands)       (in thousands)
                                           1995       1994      1995        1994
Accumulated benefit obligation:
     Vested                             $4,082      $2,796    $4,832     $3,089
     Non-vested                            346         285       153        102
                                        $4,428      $3,081    $4,985     $3,191

Projected benefit obligation            $6,933      $4,606    $6,886     $4,801
Plan assets                             (4,821)     (3,745)
      Unfunded accumulated benefits      2,112         861     6,886      4,801
Unrecognized prior service cost           (406)       (491)     (317)      (460)
Unrecognized gains and (losses)         (1,885)       (493)   (1,048)       309
Accrued (prepaid) pension obligation    $ (179)     $ (123)   $5,521     $4,650


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of Carnival Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Carnival Corporation and its subsidiaries at November 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.







PRICE WATERHOUSE LLP


Miami, Florida
January 18, 1996






MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

     Carnival Corporation and its subsidiaries (the "Company") earn revenues primarily from (i) the sale of passenger tickets, which include accommodations, meals, most shipboard activities and in many cases airfare, and (ii) the sale of goods and services on board its cruise ships, such as casino gaming, liquor sales, gift shop sales and other related services. The Company also derives revenues from the tour operations of HAL Antillen N.V ("HAL").

     For selected segment information related to the Company's revenues, gross operating profit, operating income and other financial information, see Note 10 in the accompanying financial statements. The following table presents operations data expressed as a percentage of total revenues and selected statistical information for the periods indicated:

                                              YEARS ENDED NOVEMBER 30,
                                          1995         1994          1993
REVENUES                                  100%         100%          100%

COSTS AND EXPENSES:
     Operating expenses                    57           57            58
     Selling and administrative            12           12            14
     Depreciation and amortization          6            6             6

OPERATING INCOME                           25           25            22

OTHER INCOME (EXPENSE)                     (2)          (4)           (2)
 .
INCOME FROM CONTINUING OPERATIONS          23%          21%           20%

SELECTED STATISTICAL INFORMATION:
     Passengers carried             1,543,000    1,354,000     1,154,000
     Passenger cruise days          9,201,000    8,102,000     7,003,000
     Occupancy percentage               105.0%       104.0%        105.3%

GENERAL

     The growth in the Company's revenues during the last three fiscal years has primarily been a function of the expansion of its fleet capacity.

     Fixed costs, including depreciation, fuel, insurance and crew costs represent more than one-third of the Company's operating expenses and do not significantly change in relation to changes in passenger loads and aggregate passenger ticket revenue.

     The Company's different businesses experience varying degrees of seasonality. The Company's revenue from the sale of passenger tickets for Carnival Cruise Lines ("Carnival") ships is moderately seasonal. Historically, demand for Carnival cruises has been greater during the periods from late December through April and late June through August. HAL cruise revenues are more seasonal than Carnival's cruise revenues. Demand for HAL cruises is strongest during the summer months when HAL ships operate in Alaska and Europe and HAL obtains higher pricing for these summer products. Demand for HAL cruises is lower during the winter months when HAL ships sail in more
competitive markets.   The Company's tour revenues are extremely seasonal with
a large majority of tour revenues generated during the late spring and summer months in conjunction with the Alaska cruise season.

     Fiscal Year Ended November 30, 1995 Compared
     To Fiscal Year Ended November 30, 1994

     Revenues

     The increase in total revenues of $192.1 million from 1994 to 1995 was comprised primarily of a $177.7 million, or 10.9%, increase in cruise revenues for the period. The increase in cruise revenues was primarily the result of a 12.5% increase in capacity for the period resulting from the addition of Carnival's cruise ship Fascination in July 1994, HAL's Ryndam in October 1994, and Carnival's Imagination in July 1995, partially offset by the discontinuation of the FiestaMarina division in September 1994. Also affecting cruise revenues were lower gross passenger per diems. The gross passenger per diems decreased primarily due to a reduction in the percentage of passengers electing the Company's air program. When a passenger elects to purchase his/her own air transportation, rather than use the Company's air program, both the Company's cruise revenues and operating expenses decrease by approximately the same amount. Occupancy rates increased by approximately 1%. Also affecting cruise revenues in 1995 and 1994 were lost revenues caused by the incidents described under "Nonoperating Income (Expense)" below.

     Average capacity is expected to increase approximately 12.6% during fiscal 1996 as a result of the delivery of the Imagination in June 1995, the Inspiration in February 1996, the Veendam in April 1996 and the Carnival Destiny in September 1996, net of a reduction in capacity due to the charter of Carnival's Festivale in April 1996.

     Revenues from the Company's tour operations increased $14.3 million, or 6.3%, to $241.9 million in 1995 from $227.6 million in 1994. The increase was primarily the result of an increase in the tour and transportation revenues generated by the company's tour business and Gray Line of Alaska tour and motorcoach operations.

     Costs and Expenses

     Operating expenses increased $102.6 million, or 10.0%, from 1994 to 1995. Cruise operating costs increased by $93.8 million, or 10.5%, to $990.0 million in 1995 from $896.3 million in 1994, primarily due to additional costs associated with the increased capacity in 1995. Tour operating expenses increased $8.7 million, or 4.9%, from 1994 to 1995 primarily due to an increase in tour passengers.
     Selling and administrative costs increased $25.3 million, or 11.3%, primarily due to a 14.6% increase in advertising expenses and an increase in payroll and related costs during 1995 as compared with the same period of 1994.

     Depreciation and amortization increased by $17.8 million, or 16.1%, to $128.4 million in the 1995 from $110.6 million in 1994 primarily due to the addition of the Ryndam, the Fascination and the Imagination.

     Nonoperating Income (Expense)

     Total nonoperating expense (net of nonoperating income) decreased to $38.9 million for 1995 from $61.9 million in 1994. Interest income increased $5.7 million primarily due to the recognition of interest income on notes received from the sale of Carnival's Crystal Palace Hotel and Casino and higher investment balances. Interest expense increased to $81.9 million in 1995 from $73.2 million in 1994 primarily as a result of increased average debt levels and higher interest rates on variable rate debt. The increased debt levels were the result of expenditures made in connection with the ongoing construction and delivery of new cruise ships. Capitalized interest decreased to $18.8 million in 1995 from $21.9 million in 1994 due to lower levels of investments in vessels under construction.

     Other income increased to $19.1 million in 1995 primarily as a result of a $14.4 million gain from the settlement of litigation with Metra Oy and a gain from the sale of the Company's entire interest in Epirotiki Cruise Line. These gains were partially offset by the loss from the Celebration incident discussed below and certain other non-related, non-recurring items.

     In June 1995, a fire, which was quickly extinguished, broke out in the engine control room on Carnival's Celebration. There were no injuries to passengers or crew, however, there was damage to one of the vessel's electrical control panels. The time necessary to complete repairs to the Celebration as a result of this incident caused the cancellation of four one week cruises. Costs associated with repairs to the ship, passenger handling and various other expenses, net of estimated insurance recoveries, amounted to $3.0 million and were included in other expenses. In addition, the Company estimates the loss of revenue, net of related variable expenses, from the Celebration being out of service reduced operating income and net income by an additional $7.3 million in 1995.

     Other expenses of $9.1 million in 1994 were primarily the result of two events. In September 1994, the Company discontinued its FiestaMarina division because of lower than expected passenger occupancy levels which resulted in a charge of $3.2 million to other expenses. In August 1994, HAL's Nieuw Amsterdam ran aground in Alaska resulting in the cancellation of three one-week cruises. Costs associated with repairs to the ship, passenger handling and various other expenses, net of estimated insurance recoveries, amounted to $6.4 million and were included in other expenses. In addition, the Company estimates the loss of revenue, net of related variable expenses, from the Nieuw Amsterdam being out of service during that three-week period, reduced operating income and net income by an additional $4.5 million in 1994.


     Fiscal Year Ended November 30, 1994 Compared
     To Fiscal Year Ended November  30, 1993

     Revenues

     The increase in total revenues of $249.1 million from 1993 to 1994 was comprised of a $241.6 million, or 17.5%, increase in cruise revenues and an increase of $7.5 million, or 4.3%, in tour revenues for the period. The increase in cruise revenues was primarily the result of a 17.2% increase in capacity for the period. This capacity increase resulted from additional capacity provided by Carnival's SuperLiner Sensation and Fascination which entered service in November 1993 and July 1994, respectively, and Holland America Line's Maasdam and Ryndam which entered service in December 1993 and October 1994, respectively. Also affecting cruise revenues were slightly higher yields, slightly lower occupancies and lost revenues related to the grounding of the Nieuw Amsterdam which resulted in the cancellation of three one-week cruises in August 1994. See Nonoperating Income (Expense) below.

     Revenues from the Company's tour operations increased to $227.6 million in 1994 from $214.4 million in 1993 primarily due to an increase in the number of tour passengers.

     Costs and Expenses

     Operating expenses increased $120.6 million, or 13.3%, from 1993 to 1994. Cruise operating costs increased by $113.4 million, or 14.5%, to $896.3 million in 1994 from $782.8 million in 1993. Cruise operating costs increased primarily due to costs associated with the increased capacity in 1994.

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

     Nonoperating Income (Expense)

     Total nonoperating expense (net of nonoperating income) increased to $61.9 million in 1994 from $29.5 million in 1993. Interest income decreased to $8.7 million in 1994 from $11.5 million in 1993 due to a lower level of investments in 1994. Interest expense increased to $73.3 million in 1994 from $58.9 million in 1993 as a result of increased debt levels. Both the lower investment levels and higher debt levels were the result of expenditures made in connection with the ongoing construction and delivery of cruise ships. Capitalized interest decreased to $21.9 million in 1994 from $24.6 million in 1993.

     Other expenses increased to $9.1 million in 1994 because of two events which occurred during 1994 which are discussed in the nonoperating income (expense) section for the fiscal year ended November 30,1995 compared to fiscal year ended November 30, 1994 above.

     Income tax expense increased to $10.1 million in 1994 primarily as a result of taxes, approximately $3 million, on a dividend paid by the tour company, a U.S. Company, to its parent company, a foreign shipping company.


LIQUIDITY AND CAPITAL RESOURCES

     Sources and Uses of Cash

     The Company's business provided $587.2 million of net cash from operations during the year ended November 30, 1995, an increase of 9.3% compared to the corresponding period in 1994. The increase between periods was primarily the result of an increase in net income.

     During fiscal 1995 the Company made cash expenditures of approximately $484 million on capital projects, of which $432 million was spent in connection with its ongoing shipbuilding program and $34 million was spent on the purchase and expansion of the Company's existing corporate headquarters and operations facility located in Miami, Florida. The remainder was spent on vessel refurbishments, tour assets and other equipment. Amounts expended on the shipbuilding program included a final payment upon delivery of the Imagination in June 1995.

     In October 1995, the Company purchased $101 million face amount of 13% Senior Secured Notes Due 2003 of Kloster Cruise Limited for $81 million (then"Kloster Bonds"). The investment presented an opportunity to acquire a company that appeared to be on the verge of failing and which, upon restructuring, could develop into a viable operation. Subsequently, the Company was not able to reach an agreement to acquire Kloster's common stock. Although Kloster is currently not in default with respect to its interest and principal payment obligations under the Kloster Bonds, there is no assurance that Kloster will continue to satisfy such obligations. The Company continues to hold these bonds. See Note 7 in the accompanying financial statements for additional information regarding the Kloster Bonds.

     In April 1995, the Company received $47 million of net proceeds from the sale of 2.1 million shares of Class A Common Stock by the Company pursuant to the underwriters exercise of an overallotment option in a secondary offering by certain shareholders of the Company. Also during fiscal 1995, the Company issued $100 million of 7.05% Notes Due May 15, 2005 and received approximately $99.2 million in cash proceeds net of underwriting fees and other costs and borrowed $269 million under its $750 million revolving credit facility due 2000(the "$750 Million Revolver").

     The Company made scheduled principal payments totaling approximately $79.6 million under various individual vessel mortgage loans and repaid $322 million of the outstanding balance on the $750 Million Revolver during fiscal 1995.



     Future Commitments

     The Company has contracts for the delivery of seven new vessels over the next three and one half years. The Company will pay approximately $674 million during fiscal 1996 relating to the construction and delivery of the new cruise ships and approximately $1.2 billion beyond fiscal 1996. See Note 9 in the accompanying financial statements for more information related to commitments
for the construction of cruise ships.   In addition, the Company has $1.2
billion of long-term debt and convertible notes of which $73 million is due during fiscal 1996. See Note 5 in the accompanying financial statements for more information regarding the Company's debt.

     Funding Sources

     Cash from operations is expected to be the Company's principal source of capital to fund its debt service requirements and ship construction costs. In addition, the Company may fund a portion of the construction cost of new ships from borrowings under the $750 Million Revolver, $250 Million Revolver discussed below and/or through the issuance of long-term debt in the public or private markets. One of the Company's subsidiaries also has a $25 million line of credit. The Company had $565 million available for borrowing under the $750 Million Revolver as of November 30, 1995.

     In December 1995, the Company entered into a short-term $250 million revolving credit facility to be used for general corporate purposes (then "$250 Million Revolver"). As of January 23, 1996, the Company had not made any borrowings under the $250 Million Revolver. See Note 5 in the accompanying financial statements for additional information regarding the $250 Million Revolver.

     To the extent that the Company should require or choose to fund future capital commitments from sources other than operating cash or from borrowings under the $750 Million Revolver or the $250 Million Revolver, the Company believes that it will be able to secure such financing from banks or through the offering of debt and/or equity securities in the public or private markets. In this regard, the Company has filed two Registration Statements on Form S-3 (the "Shelf Registration") relating to a shelf offering of up to $500 million aggregate principal amount of debt or equity securities. Through November 1995, the Company had issued $230 million of debt securities under the Shelf Registration. A balance of $270 million aggregate principal amount of debt or equity securities remains available for issuance under the Shelf Registration.

SELECTED FINANCIAL DATA

     The selected financial data presented below for the fiscal years ended November 30, 1991 through 1995 and as of the end of each such fiscal year are derived from the financial statements of the Company and should be read in conjunction with such financial statements and the related notes.

                                  FISCAL YEAR ENDED NOVEMBER 30,
                     1995         1994        1993        1992         1991
                                 (in thousands, except per share)
INCOME STATEMENT DATA:
Total revenues    $1,998,150   $1,806,016   $1,556,919   $1,473,614  $1,404,704
Operating income  $  490,038   $  443,674   $  347,666   $  324,896   $ 315,905
Income from continuing
 operations       $  451,091   $  381,765   $  318,170   $  281,773   $ 253,824
Net income        $  451,091   $  381,765   $  318,170   $  276,584   $  84,988

Earnings per share (1):
  Income from continuing
   operations          $1.59        $1.35        $1.13       $1.00       $  .93
  Net income           $1.59        $1.35        $1.13      $  .98       $  .31
Dividends declared
 per share             $.315        $.285        $.280      $.280        $.245
Passenger cruise days  9,201        8,102        7,003      6,766        6,365
Percent of total
 capacity(2)           105.0%       104.0%       105.3%     105.3%       105.7%


                                       AS OF NOVEMBER 30,
                    1995         1994        1993        1992         1991
                                         (in thousands)
BALANCE SHEET DATA:

Total  assets      $4,105,487   $3,669,823   $3,218,920   $2,645,607 $2,650,252
Long-term debt and
 convertible notes $1,150,031   $1,161,904   $1,031,221   $  776,600  $ 921,689
Total shareholders'
 equity            $2,344,873   $1,928,934   $1,627,206   $1,384,845 $1,171,129

----------------------------------

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







MARKET PRICE FOR CAPITAL STOCK

     The following table sets forth for the periods indicated the high and low market prices for the Class A Common Stock on the New York Stock Exchange restated to reflect the two-for-one stock split effective November 30, 1994:

                                                     SALES PRICE
                                                HIGH              LOW
Fiscal Year ended November 30, 1994:
     First Quarter                            $26.125            $23.000
     Second Quarter                           $25.438            $21.000
     Third Quarter                            $24.063            $21.750
     Fourth Quarter                           $23.125            $20.563
Fiscal Year ended November 30, 1995:
     First Quarter                            $23.750            $19.125
     Second Quarter                           $26.625            $22.125
     Third Quarter                            $24.250            $20.375
     Fourth Quarter                           $27.125             $20.625

     As of January 17, 1996, there were approximately 3,445 holders of record of the Company's Class A Common Stock. All of the issued and outstanding shares of Class B Common Stock are held by The Micky Arison 1994 "B" Trust, a United States Trust, whose primary beneficiary is Micky Arison. While no tax treaty currently exists between the Republic of Panama and the United States, under current law, the Company believes that distributions to its shareholders are not subject to taxation under the laws of the Republic of Panama.

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

     Quarterly financial results for the year ended November 30, 1995 are as follows:

                                              FOR THE QUARTER
                                   FIRST      SECOND     THIRD      FOURTH
                                    (in thousands, except per share data)
Total revenue                    $419,820    $452,826   $672,598   $452,906
Operating income                 $ 76,912    $ 96,268   $224,120   $ 92,738
Net income                       $ 67,552    $ 89,769   $209,542   $ 84,228
Earnings per share                   $.24        $.32       $.74       $.30

     Quarterly financial results for the year ended November 30, 1994 are as follows:

                                              FOR THE QUARTER
                                  FIRST       SECOND     THIRD       FOURTH
                                   (in thousands, except per share data)

Total revenue                   $385,256    $409,400    $600,796    $410,564
Operating income                $ 72,013    $ 85,780    $204,927    $ 80,954
Net income                      $ 65,051    $ 77,886    $168,776    $ 70,052
Earnings per share                  $.23        $.28        $.60        $.25