Form 10-K, Exhibit 13
period 1996-11-30
CARNIVAL CORP
filed 1997-02-28
CIK 815097

EXHIBIT 13
                              CARNIVAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                        (in thousands, except par value)

                    ASSETS                                NOVEMBER 30,
                                                        1996         1995
CURRENT ASSETS
     Cash and cash equivalents                      $ 111,629     $  53,365
     Short-term investments                            12,486        50,395
     Accounts receivable                               38,109        33,080
     Consumable inventories, at average cost           53,281        48,820
     Prepaid expenses and other                        75,428        70,718
          Total current assets                        290,933       256,378

PROPERTY AND EQUIPMENT, net                         4,099,038     3,414,823

OTHER ASSETS
     Investments in and advances to affiliates        430,330        51,794
     Goodwill, less accumulated amortization of
        $55,274 and $48,292                           219,589       226,571
     Other assets                                      61,998       155,921
                                                   $5,101,888    $4,105,487
     LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Current portion of long-term debt             $   66,369    $   72,752
     Accounts payable                                  84,748        90,237
     Accrued liabilities                              126,511       113,483
     Customer deposits                                352,698       292,606
     Dividends payable                                 32,416        25,632
          Total current liabilities                   662,742       594,710
LONG-TERM DEBT                                      1,277,529     1,035,031
CONVERTIBLE NOTES                                      39,103       115,000
DEFERRED INCOME AND OTHER LONG-TERM LIABILITIES        91,630        15,873
COMMITMENTS AND CONTINGENCIES (Note 9)
SHAREHOLDERS' EQUITY
     Class A Common Stock; $.01 par value; one
       vote per share; 399,500 shares authorized;
       239,733 and 229,839 shares issued and
       outstanding                                      2,397        2,298
     Class B Common Stock; $.01 par value; five
       votes per share; 100,500 shares authorized;
       54,957 shares issued and outstanding               550          550
     Paid-in-capital                                  819,610      594,811
     Retained earnings                              2,207,781    1,752,140
     Other                                                546       (4,926)
          Total shareholders' equity                3,030,884    2,344,873
                                                   $5,101,888   $4,105,487


The accompanying notes are an integral part of these consolidated financial statements.


                            CARNIVAL CORPORATION
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share data)


                                             YEARS ENDED NOVEMBER 30,
                                            1996       1995        1994

REVENUES                                $2,212,572  $1,998,150  $1,806,016
COSTS AND EXPENSES
     Operating expenses                  1,241,269   1,131,113   1,028,475
     Selling and administrative            274,855     248,566     223,272
     Depreciation and amortization         144,987     128,433     110,595
                                         1,661,111   1,508,112   1,362,342

OPERATING INCOME BEFORE INCOME FROM
  AFFILIATED OPERATIONS                    551,461     490,038     443,674

INCOME FROM AFFILIATED OPERATIONS           45,967

OPERATING INCOME                           597,428     490,038     443,674

NONOPERATING INCOME (EXPENSE)
     Interest income                        18,597     14,403       8,668
     Interest expense, net of
       capitalized interest                (64,092)   (63,080)    (51,378)
     Other income (expense)                 23,414     19,104      (9,146)
     Income tax expense                     (9,045)    (9,374)    (10,053)
                                           (31,126)   (38,947)    (61,909)

NET INCOME                              $  566,302  $ 451,091   $ 381,765


EARNINGS PER SHARE                           $1.95      $1.59       $1.35


The accompanying notes are an integral part of these consolidated financial statements.

                            CARNIVAL CORPORATION
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (in thousands)

                                                 YEARS ENDED NOVEMBER 30,
                                                 1996      1995      1994
OPERATING ACTIVITIES:
 Net income                                    $566,302  $451,091  $381,765
 Adjustments:
 Depreciation and amortization                  144,987   128,433   110,595
 Equity in income from affiliates in excess of
  dividends received                            (43,224)
 Loss on sale of Crystal Palace notes receivable 15,835
 Other                                            3,804     7,681     2,754
Changes in operating assets and liabilities:
 Increase in:
  Receivables                                    (4,432)  (12,655)   (2,872)
  Consumable inventories                         (4,461)   (3,698)   (7,877)
  Prepaid expenses and other                     (4,919)  (20,849)   (1,995)
 (Decrease) increase in:
  Accounts payable                               (5,489)    3,487     5,376
  Accrued liabilities                            13,028    (1,385)   20,038
  Customer deposits                              60,092    35,101    29,352
   Net cash provided from operations            741,523   587,206   537,136

INVESTING ACTIVITIES:
 Decrease in short-term investments, net         37,710    19,720    15,249
 Additions to property and equipment, net      (901,905) (485,097) (603,630)
 Proceeds from sale of fixed assets              94,291     1,196     8,841
 Proceeds from litigation settlements
  applied to cost of ships                       43,050    19,426
 (Additions to) reductions in investments
  in and advances to affiliates                (187,015)   11,783   (31,340)
 Decrease (increase) in other assets             94,644   (95,108)   20,691
  Net cash used for investing activities       (819,225) (528,080) (590,189)

FINANCING ACTIVITIES:
 Proceeds from issuance of common stock           3,728    49,032     2,297
 Principal payments of long-term debt          (735,246) (406,600) (414,381)
 Dividends paid                                (103,877)  (85,098)  (79,072)
 Proceeds from long-term debt                   971,361   382,800   538,071
  Net cash provided from (used for)
   financing activities                         135,966   (59,866)   46,915
  Net increase (decrease) in cash and
   cash equivalents                              58,264      (740)   (6,138)
 Cash and cash equivalents at beginning of year  53,365    54,105    60,243
 Cash and cash equivalents at end of year      $111,629  $ 53,365  $ 54,105


The accompanying notes are an integral part of these consolidated financial statements.
                              CARNIVAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS

     Carnival Corporation and subsidiaries (the "Company") operate three separate cruise lines under the names Carnival Cruise Lines, Holland America Line and Windstar Cruises and a tour business, Holland America Westours. Under the Carnival Cruise Lines name, the Company operates eleven cruise ships primarily serving the Caribbean and the Mexican Riviera. Holland America Line operates eight cruise ships serving primarily the Caribbean and Alaska and Windstar Cruises operates three luxury, sail-powered vessels which call on more exotic locations inaccessible to larger ships. Holland America Westours markets sight-seeing tours and cruise/tour packages to Alaska. Holland America Westours also operates 16 hotels in Alaska and the Canadian Yukon, two luxury day boats offering tours to the glaciers of Alaska and the Yukon River, over 290 motor coaches used for sight-seeing and charters in the states of Washington and Alaska and in the Canadian Rockies and 12 private domed rail cars which are run on the Alaska Railroad between Anchorage and Fairbanks. The Company markets its services primarily in North America.

     Additionally, the Company has a 50% equity interest in two cruise operations (Seabourn Cruise Line Limited, "Seabourn", and a joint venture with Hyundai Merchant Marine), a 29.5% interest in Airtours plc ("Airtours"), a large publicly traded air-inclusive integrated tour company headquartered in the United Kingdom, and a 24% interest in a hotel-casino management company (CHC International, Inc., "CHC"). Seabourn operates three luxury cruise vessels to worldwide destinations. The joint venture with Hyundai Merchant Marine is developing an Asian cruise line which is expected to begin operation with one cruise ship in the spring of 1998. Airtours provides holidays for approximately five million people per year primarily from the United Kingdom and Scandinavia and operates 32 hotels, two cruise ships and 31 aircraft. CHC manages hotels and casinos in the United States, Canada and the Caribbean.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Preparation of Financial Statements

     The accompanying financial statements present the consolidated balance sheets, statements of operations and cash flows of the Company. Preparation of financial statements in accordance with generally accepted accounting principles requires the use of management estimates. All material intercompany transactions and accounts have been eliminated in consolidation. Certain amounts in prior periods have been reclassified in the financial statements and related notes to conform with the current year's presentation.

     Cash and Cash Equivalents and Short-term Investments

     Cash and cash equivalents includes investments with original maturities of three months or less and are stated at cost which approximates market. Included in cash and cash equivalents at November 30, 1996 is $73 million of certificates of deposit.

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

    Property and Equipment

    Property and equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives:

                                                      YEARS
          Vessels                                     25-30
          Buildings                                   20-40
          Equipment                                    2-20
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

     The Company reviews long-lived assets, identifiable intangibles, goodwill and reserves for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable.

     Investments in Affiliates

     The Company accounts for such investments based on its ability to exercise significant influence over financial and operating policies of the investee and/or its relative ownership interest. The Company consolidates affiliates in which it has control or a direct ownership interest of greater than 50%. For affiliates where significant influence exists and/or where the level of ownership is between 20% and 50%, the investment is accounted for using the equity method. When the Company does not have significant influence, the level of ownership interest is less than 20% or where the ability to exercise control or significant influence is temporary, the cost method of accounting is followed.

     Starting in 1996, the Company began reporting equity in income from affiliated operations as a separate line in the statements of operations due to its increasing significance following the Company's investment in Airtours (see Note 4). The Company's percentage share of the affiliated companies' net income (loss), net of amortization of goodwill, as well as any related interest income or royalty fee income from those affiliates is recorded as "Income from Affiliated Operations" in the accompanying statements of operations. The Company's investments in and advances to affiliates are reported as "Investments in and Advances to Affiliates" in the accompanying balance sheets. Also included in "Investments in and Advances to Affiliates" is goodwill totaling $265 million which is being amortized over periods ranging from 30 to 40 years.

     Goodwill

     Goodwill of $275 million resulting from the acquisition of HAL Antillen, N.V. ("HAL"), the parent company of Holland America Line, Windstar Cruises and Holland America Westours, is being amortized using the straight-line method over 40 years.

     Revenue Recognition

     Customer cruise deposits, which represent unearned revenue, are included in the balance sheet when received and are recognized as cruise revenue upon completion of voyages with durations of ten days or less and on a pro rata basis, computed using the number of days completed during the reporting period, for voyages in excess of ten days. Revenues from tour and related services are recognized at the time the service is performed.

     Advertising Expense

     The Company capitalizes and amortizes direct-response advertising and expenses other advertising costs as incurred. Advertising expense totaled $109 million in 1996, $98 million in 1995 and $85 million in 1994.

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

     Income Taxes

     Companies are exempt from U.S. corporate income tax on U.S. source income from international passenger cruise operations if (i) their countries of incorporation exempt shipping operations of U.S. persons from income tax (the "Incorporation Test"), and (ii) they meet the "CFC Test". The Company and its subsidiaries involved in the cruise ship operations meet the Incorporation Test because they are incorporated in countries which provide the required exemption to U.S. persons involved in shipping operations. A company meets the CFC Test if it is a controlled foreign corporation ("CFC"). A CFC is defined by the Internal Revenue Code as a foreign corporation more than 50% of whose stock by voting power or value is owned or considered as owned by U.S. persons, each of whom owns or is considered to own 10% or more of the corporation's voting power ("10% U.S. Shareholders"). All of the outstanding shares of Class B Common Stock of the Company are owned by The Micky Arison 1994 "B" Trust (the "B Trust"), a U.S. trust whose primary beneficiary is Micky Arison, the Company's Chairman of the Board. Stock of the Company representing more than 50% of the total combined voting power of all classes of stock is owned by the B Trust, which is a "United States Person", and thus, the Company meets the definition of a CFC. Accordingly, the Company believes that virtually all of its income (with the exception of its United States source income from the operation of transportation, hotel and tour businesses of HAL) is exempt from United States federal income taxes. The B Trust has entered into an agreement with the Company that is designed to ensure, except under certain limited circumstances, that stock possessing more than 50% of the Company's voting power will be held by ten percent shareholders until at least July 1, 1997. If the Company or the subsidiaries involved in the cruise ship operations were to cease to meet the CFC Test, and no other basis for exemption were available, much of their income would become subject to taxation by the United States at higher than normal corporate tax rates. Because the Company is a CFC, a pro rata share of the passenger cruise operation earnings of the Company is includable in the taxable income of any "10% U.S. Shareholder", as defined above.

     Earnings Per Share

     Earnings per share computations are based on the weighted average number of shares of Class A and B Common Stock and common equivalent shares
(related to stock options) outstanding during each of the years.   Total
shares used in the computation were 290.2 million, 284.2 million and 282.7 million for fiscal 1996, 1995 and 1994, respectively.


NOTE 3 - PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                        November 30,
                                                     1996           1995
                                                       (in thousands)
Vessels                                           $4,269,403     $3,467,731
Vessels under construction                           163,178        289,661
                                                   4,432,581      3,757,392
Land, buildings and improvements                     170,466        132,183
Transportation and other equipment                   204,776        174,903
   Total property and equipment                    4,807,823      4,064,478
Less-accumulated depreciation and amortization      (708,785)      (649,655)
                                                  $4,099,038     $3,414,823

     Interest costs associated with the construction of vessels and buildings are capitalized during the construction period and amounted to $25.8 million in 1996, $18.8 million in 1995 and $21.9 million in 1994.


NOTE 4 - INVESTMENTS IN AND ADVANCES TO AFFILIATES

     In April 1996, the Company acquired a 29.5% equity interest in Airtours for approximately $307 million. In connection with the Airtours transaction, the Company entered into an unsecured five year $200 million multi-currency revolving credit facility ("Multi-currency Revolving Credit Facility") and funded approximately $163 million of the acquisition cost through this facility. To fund the remaining purchase price, the Company issued 5,301,186 shares of its Class A Common Stock valued at approximately $144 million. As of November 30, 1996, the market value of the Company's investment in Airtours, based on the closing price of Airtours' stock, was approximately $465 million as compared with the book value of the Company's investment in Airtours of $344 million. The Company is recording its equity in Airtours' results of operations on a two month lag basis.

     On December 1, 1995, the Company increased its ownership interest in Seabourn to 50% upon conversion of its $10 million convertible note receivable into an additional 25% interest. The Company also has a $15 million note receivable from Seabourn which is classified as "Investments in and Advances to Affiliates" in the accompanying balance sheets.

     During 1994, the Company acquired a 50% interest in CHC, a newly created hotel and casino management company. One of the other shareholders of CHC (the "TCC Principals") is a member of the Company's board of directors. In December 1994, the Company sold a 25.1% interest in CHC to the TCC Principals in exchange for $16 million of 6% notes receivable (the "TCC Notes"). The TCC Notes contain a put option which the TCC Principals can exercise, requiring the Company to repurchase 25.1% of CHC in exchange for the full principal and interest due under the TCC Notes. If not exercised, the option expires in November 1998. As of November 30, 1996, the carrying value of the Company's CHC investment, including the TCC Notes, is approximately $24 million and is included in "Investments in and Advances to Affiliates" in the accompanying balance sheets. From December 1994 through November 1995, the Company accounted for its investment in CHC using the cost method as the Company viewed its investment as temporary. Commencing December 1, 1995, the Company began accounting for its investment in CHC using the equity method. Further, CHC pays a royalty fee to the Company of 1% of CHC's gross revenues, as adjusted, not to be less than $100,000 per year, for the use of the "Carnival" name. Such fees amounted to approximately $.4 million, $.3 million and $.1 million in fiscal years ended November 30, 1996, 1995 and 1994, respectively. During 1996, the Company loaned CHC $25 million in order to fund a portion of a casino project in Canada. The loan called for interest at a rate of 30% and was repaid in December 1996.

     In September 1996, the Company and Hyundai Merchant Marine (the "Joint Venture") signed an agreement to form a 50/50 joint venture to develop the Asian cruise vacation market. The Company and Hyundai Merchant Marine have each made a $4.8 million contribution to the initial capital of the Joint Venture. In addition, in November 1996 the Company sold Carnival Cruise Lines' cruise ship Tropicale for approximately $95.5 million cash to the Joint Venture and chartered back the vessel from the Joint Venture until the Joint Venture is ready to begin cruise operations in the Asian market in March 1998. The Joint Venture borrowed the $95.5 million purchase price from a financial institution and the Company and Hyundai Merchant Marine each guaranteed 50% of the obligation. The sale of the vessel resulted in a gain of approximately $58 million which is being deferred and recognized into income over the remaining useful life of the ship. The deferred gain from the sale is classified as "Deferred Income and Other Long-term Liabilities" in the accompanying balance sheets.

     Seabourn, CHC and the Joint Venture with Hyundai Merchant Marine are not publicly traded entities, and as such, it is not practicable to estimate the fair value of the Company's investment in these entities due to the lack of information related to the value of their common stock.

     Financial information for affiliated companies accounted for by the equity method is as follows (in thousands):

  Balance Sheet Data - As of End of Fiscal Year 1996:
     Current assets                             $  998,172
     Noncurrent assets                          $  898,239
     Current liabilities                        $1,013,805
     Noncurrent liabilities                     $  533,672
     Minority interest                          $      108
     Shareholders' equity                       $  348,826

  Income Statement Data - For the Fiscal Year Ended in 1996:
     Net sales                                  $2,877,892
     Gross margin                               $  444,009
     Net income                                 $  106,605


NOTE 5 - LONG-TERM DEBT AND CONVERTIBLE NOTES

     Long-term debt consists of the following:
                                                             November 30,
                                                          1996         1995
                                                           (in thousands)
One Billion Dollar Unsecured Revolving
   Credit Facility Due 2001                                      $  185,000
5.39% Commercial Paper Due January 7, 1997          $  307,298
Unsecured 5.75% Notes Due March 15, 1998               200,000      200,000
Multi-currency Revolving Credit Facility Due 2001      166,000
Mortgages and other loans payable bearing interest
  at rates ranging from 8% to 9.9%, secured by
  vessels maturing through 1999                        140,277      208,078
Unsecured 6.15% Notes Due October 1, 2003              124,953      124,946
Unsecured 7.20% Debentures Due October 1, 2023         124,871      124,867
Unsecured 7.7% Notes Due July 15, 2004                  99,913       99,902
Unsecured 7.05% Notes Due May 15, 2005                  99,831       99,811
Other loans payable                                     80,755       65,179
                                                     1,343,898    1,107,783
Less portion due within one year                       (66,369)     (72,752)
                                                    $1,277,529   $1,035,031

     Property and equipment with a net book value of $668 million at November 30, 1996 is pledged as collateral against the mortgage indebtedness.

     In December 1996, the Company amended the terms of its revolving credit facility primarily to combine two facilities into a single one billion dollar unsecured revolving credit facility due 2001 (the "One Billion Dollar Revolver"). The borrowing rate on the One Billion Dollar Revolver is a maximum of LIBOR plus 14 basis points and the facility fee is six basis points.

     The Company initiated a commercial paper program in October 1996 which is supported by the One Billion Dollar Revolver. Any funds outstanding under the commercial paper program will reduce the amount available under the One Billion Dollar Revolver. Since the commercial paper program is supported by the One Billion Dollar Revolver, all amounts outstanding under the program have been classified as long-term in the accompanying balance sheets. As of November 30, 1996, the Company had $307 million outstanding under its commercial paper program and $693 million available for borrowing under the One Billion Dollar Revolver.

     The Multi-currency Revolving Credit Facility bears interest at LIBOR plus 14 basis points and provides for a facility fee of six basis points on the total facility. As of November 30, 1996, the average interest rate on the outstanding balance under the facility was 5.5% and the Company had an undrawn balance of $34 million under the facility.

     The Company has an interest rate swap agreement which converts the fixed rate unsecured 5.75% Notes Due March 15, 1998 (the "$200 Million Notes") to a floating rate LIBOR based loan (see Note 7).

     As of November 30, 1996, the scheduled annual maturities of the Company's long-term debt are summarized as follows (in thousands):

                         1997        $   66,369
                         1998           259,400
                         1999            48,773
                         2000             1,895
                         2001           479,847
                         Thereafter     487,614
                                     $1,343,898

     The Company's 4-1/2% Convertible Subordinated Notes Due July 1, 1997 (the "Convertible Notes") were convertible into 57.55 shares of the Company's Class A Common Stock per $1,000 of notes. During the year ended November 30, 1996 approximately $76 million of the Convertible Notes converted into approximately 4.4 million shares of the Company's Class A Common Stock. The Convertible Notes remaining outstanding at November 30, 1996 were converted into approximately 2.2 million shares during December 1996.


NOTE 6 - SHAREHOLDERS' EQUITY

     The following represents an analysis of the changes in shareholders' equity for the three years ended November 30, 1996:

                          COMMON STOCK
                         $.01 PAR VALUE  PAID-IN RETAINED
                         CLASS A CLASS B CAPITAL EARNINGS   OTHER    TOTAL
                                           (in thousands)
Balance, November 30, 1993$2,274 $550 $541,194 $1,089,323 $(6,135) $1,627,206
  Net income for the year                         381,765             381,765
  Cash dividends                                  (80,499)            (80,499)
  Changes in securities
    valuation allowance                                    (3,313)     (3,313)
  Issuance of stock to
    employees under
    stock plans                2         3,753             (1,458)      2,297
  Vested portion of common
    stock under restricted
    stock plan                                              1,478       1,478
Balance, November 30, 1994 2,276  550  544,947  1,390,589  (9,428)  1,928,934
  Net income for the year                         451,091             451,091
  Cash dividends                                  (89,540)            (89,540)
  Issuance of common stock    21        46,488                         46,509
  Changes in securities
    valuation allowance                                     2,424       2,424
  Issuance of stock to
    employees under
    stock plans                1         3,376                          3,377
  Vested portion of common
    stock under restricted
    stock plan                                              2,078       2,078
Balance, November 30, 1995 2,298  550  594,811  1,752,140  (4,926)  2,344,873
  Net income for the year                         566,302             566,302
  Cash dividends                                 (110,661)           (110,661)
  Changes in securities
    valuation allowance                                      (199)       (199)
  Foreign currency
   translation adjustment                                   4,126       4,126
  Issuance of stock upon
    conversion of
    Convertible Notes         44        76,250                         76,294
  Issuance of stock in
    connection with
    investment in Airtours    53       144,118                        144,171
  Issuance of stock to
    employees under
    stock  plans               2         4,431                          4,433
  Vested portion of common
    stock under restricted
    stock plan                                              1,545       1,545
Balance, November 30, 1996$2,397 $550 $819,610 $2,207,781 $   546  $3,030,884


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

     At November 30, 1996 there were approximately 9.7 million shares of Class A Common Stock reserved for conversion of convertible debt, exercise of stock options, issuance of shares under the employee stock purchase plan, dividend reinvestment plan and restricted stock plans.

     During 1996, the Company declared quarterly cash dividends aggregating $.38 per share. In October 1996, the Board of Directors increased the quarterly dividends from $.09 per share to $.11 per share.


NOTE 7 - FINANCIAL INSTRUMENTS

     The Company estimates the fair market value of financial instruments through the use of public market prices, quotes from financial institutions and other available information. Considerable judgment is required in interpreting data to develop estimates of market value and, accordingly, amounts are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     Short-term Investments

     Short-term investments, classified as available for sale at November 30, 1996 and 1995, consisted of the following debt securities (in thousands):

                                               Gross Unrealized
                                     Cost      Losses     Gains   Fair Value
     November 30, 1996:
        U. S. Government securities  $ 7,146   $  (679)              $ 6,467
        Mortgage backed securities     4,435      (419)    $   3       4,019
        Corporate securities           2,000                           2,000
                                     $13,581   $(1,098)    $   3     $12,486
      November 30, 1995:
        U. S. Government securities  $38,991   $(1,244)    $ 114     $37,861
        Mortgage backed securities    10,676      (464)               10,212
        Corporate securities           2,322                           2,322
                                     $51,989   $(1,708)    $ 114     $50,395


     The contractual maturities of short-term investments at November 30, 1996 and 1995 were as follows (in thousands):

                                            1996               1995
                                       Cost   Fair Value    Cost  Fair Value
 Due within one year                  $ 2,000    $ 2,000   $27,581   $27,497
 Due after one year through five years  5,146      4,771    11,732    11,154
 Due after five years through ten years 2,000      1,696     2,000     1,532
  Mortgage backed securities            4,435      4,019    10,676    10,212
                                      $13,581    $12,486   $51,989   $50,395

     The gross realized loss from the sale of short-term investments was $1.1 million during the fiscal year ended November 30, 1994 and was charged against earnings. Proceeds from the sale of short-term investments for the years ended November 30, 1996, 1995 and 1994 were approximately $38 million, $20 million and $124 million, respectively. For the purpose of determining gross realized gains and losses, the cost of short-term investments sold is based upon specific identification.

     Long-term Debt and Convertible Notes

     The fair value of the Company's long-term debt, including the current portion, was approximately $1.363 billion and $1.123 billion at November 30, 1996 and 1995, respectively, which is approximately $19 million and $15 million more than the carrying value at November 30, 1996 and 1995, respectively. The fair value of the long-term debt is slightly more than the carrying amount due to the Company's issuance of fixed rate debt obligations in prior years at interest rates above market rates at November 30, 1996. The fair value of the Company's long-term debt is estimated based on the quoted market price for the same or similar issues or on the applicable year end rates offered to the Company for debt of similar terms and maturity. At November 30, 1996 and 1995, the carrying amount of the Convertible Notes was approximately $29 million and $53 million, respectively, less than the fair value primarily due to increases in the price of the Company's Class A Common Stock.

     Foreign Currency and Interest Rate Swap Agreements

     The Company enters into forward foreign currency contracts to reduce its exposures relating to changes in foreign currency rates. These instruments are subject to gain or loss from changes in foreign currency rates; however, any realized gain or loss would generally be offset by gains or losses on the actual foreign currency transaction. The Company also enters into interest rate swap agreements to adjust the relationship between the amount of the Company's fixed and floating rate debt. Certain exposures to credit losses related to counter party nonperformance exist; however, the Company does not anticipate nonperformance by the counter parties as they are primarily large, well-established financial institutions. The fair values of the Company's forward and swap hedging instruments discussed below are based on prices quoted by financial institutions for these or similar instruments, adjusted for maturity differences.

     Several of the Company's contracts for the construction of cruise vessels are stated in foreign currencies. The Company entered into forward foreign currency contracts to fix the price of the vessels into U.S. dollars (see Note 9). As of November 30, 1996 and 1995, these forward contracts were in a gain position of approximately $114 million and $42 million, respectively. At the expiration of the forwards, which coincide with the payments related to vessels under construction, any gains or losses will be included in the cost of the vessel. In addition, the Company prices some products in Canadian dollars and entered into foreign currency contracts totaling approximately U.S. $52 million to reduce the impact of changes in exchange rates. The Company also has some expenses in foreign currencies and entered into foreign currency contracts totaling approximately $25 million to reduce the impact of changes in exchange rates. As of November 30, 1996, there were no significant gains or losses related to the Canadian currency transactions or other currency transactions entered into to hedge estimated expenses.

     The Company has hedged the interest rate on the $200 Million Notes through the utilization of interest rate swap agreements (see Note 5). As of November 30, 1996 and 1995, the interest rate swaps were in an unrealized loss position of approximately $.9 million and $.7 million, respectively. These swap agreements effectively convert the $200 Million Notes into a floating rate facility.


NOTE 8 - RELATED PARTY TRANSACTIONS

     The Company utilizes Carnival Air Lines, an airline owned by a trust, the primary beneficiary of which is the Company's Chairman of the Board, to
transport a limited number of the Company's cruise passengers.   During the
fiscal years ended November 30, 1996, 1995 and 1994 approximately $2 million, $3 million and $4 million, respectively, was paid to the airline for transportation services. The Company also earned license fees for the use of the "Carnival" name totaling approximately $.5 million, $.4 million and $.4 million during fiscal years ended November 30, 1996, 1995 and 1994, respectively. The Company also receives license fees from CHC (see Note 4).

     A director of the Company is employed by an investment banking firm. The investment banking firm assisted the Company in connection with issuances of notes and Class A Common Stock to the public during the fiscal years ended November 30, 1995 and 1994. The Company paid the investment banking firm approximately $300,000 in underwriting fees in each of fiscal years ended November 30, 1995 and 1994.

     A director of the Company is a partner in a law firm. The law firm acted as the Company's primary outside counsel and provided services to the Company in connection with various litigation, corporate and other matters during fiscal years ended November 30, 1996, 1995 and 1994. The Company paid the law firm $1.0 million, $6.2 million and $1.3 million in fiscal years ended November 30, 1996, 1995 and 1994, respectively.

     The Company has a consulting agreement with a corporation affiliated with the Company's founder to provide services related to the construction of cruise ships through November 1999. Under the consulting agreement, the Company paid a fee of $500,000 per year plus travel expenses. The Company's founder also utilized an airplane leased by the Company and reimbursed the Company approximately $.3 million in each of the fiscal years ended November 30, 1996 and 1995. The Company's founder also has certain demand and piggy-back registration rights with respect to shares of Class A Common Stock beneficially owned by him. The Company incurred approximately $200,000 in expenses during fiscal 1996 in connection with the registration rights agreement.

     The owner of a travel agency located in Seattle, Washington is the wife of the Chief Executive Officer of HAL who is also a director of the Company. The travel agency sells cruises and other similar products, including the Company's products, and receives a commission based on the amount of sales generated. During the years ended November 30, 1996, 1995 and 1994, the travel agency generated revenues for the Company of approximately $7 million, $5 million and $6 million, respectively and received commissions from the Company related to such revenues of approximately $1.2 million, $.8 million and $1 million, respectively.

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


NOTE 9 - COMMITMENTS AND CONTINGENCIES

     Capital Expenditures

     The following table provides a description of ships currently under contract for construction (in millions, except berth data):

                    Expected                Number  Estimated  Remaining
                    Service   Contract     of Lower   Total    Cost to be
Vessel                Date   Denomination   Berths    Cost        Paid
Holland America Line:
  Rotterdam VI       10/97   Lire            1,320   $  270      $  199
  HAL Newbuild        3/99   Lire            1,440      300         286
  HAL Newbuild       10/99   Lire            1,440      300         286
Carnival Cruise Lines:
  Elation             3/98   U. S. Dollar    2,040      300         281
  Paradise           12/98   U. S. Dollar    2,040      300         283
  Carnival Triumph    7/99   Lire            2,640      400         372
  Carnival Newbuild*  8/00   U. S. Dollar    2,640      430         430
                                            13,560   $2,300      $2,137

* On January 30, 1997 the Company entered into an agreement to construct the new vessel. See Note 13 - Subsequent Event for more information.

     Contracts denominated in foreign currencies have been fixed into U.S. Dollars through the utilization of forward currency contracts (see Note 7). In connection with the vessels under contract for construction described above, the Company has paid $163 million through November 30, 1996, anticipates paying $270 million in fiscal 1997 and approximately $1,867 million beyond fiscal 1997.

     Litigation

   In April 1996 and October 1996, four complaints were filed in the Circuit Court of the Eleventh Judicial Circuit, Dade County, Florida, against the Company (the "Florida Actions"). In April 1996, a complaint was filed in the Superior Court of Washington for King County against Holland America Westours (the "Washington Action"). In November 1996, a complaint was filed against the Company in the 18th Judicial District Court, Parish of Iberville, Louisiana (the "Louisiana Action"). These actions (collectively the "Port Charges Complaints"), brought on behalf of purported classes of persons who traveled on a Company ship and paid port charges to the Company, allege that statements made by the Company in advertising and promotional materials concerning port charges were false and misleading.

     The Florida Actions allege claims of negligent misrepresentation, unjust enrichment, violation of the Florida Deceptive and Unfair Trade Practices Act, fraud, negligence, breach of fiduciary duties, breach of implied covenants of good faith and fair dealing, fraudulent misrepresentations and/or omission, restitution, conversion, money had and received, resulting trust and constructive trust. The Washington Action alleges claims of negligent misrepresentation, unjust enrichment and violation of the Washington Consumer Protection Act. The Louisiana Action alleges violation of the Louisiana Unfair Trade Practices and Consumer Protection Law, fraud and breach of express contractual obligations. The Company has removed the Louisiana Action to federal court, and a hearing on the Company's motion to dismiss is presently scheduled for August 1997.

     In one of the Florida Actions, Sutton v. Carnival, the plaintiffs seek damages "in excess of fifteen thousand dollars, (but less than $50,000 per individual class member)" for each of eight separate grounds for relief.
The remaining Port Charges Complaints seek unspecified compensatory damages on behalf of the purported class (or, alternatively, refunds of port charges allegedly in excess of certain charges levied by governmental authorities), attorneys' fees, costs, punitive damages and injunctive relief.

     In June and August 1996, respectively, two complaints were filed against both the Company and Holland America Westours in the Superior Court for the State of California, Los Angeles County (the "California Actions") and in January 1997, a complaint was filed against the Company in the Fourth Judicial District Court, Hennepin County, Minnesota (the "Minnesota Action"). These actions (collectively the "Travel Agent Complaints"), brought on behalf of purported classes of all travel agencies who during the past four years (California Actions) or the past six years (Minnesota Action) booked a cruise with the Company, contain allegations that the Company's advertising practices regarding port charges resulted in an improper and concealed form of commission bypass. The Travel Agent Complaints allege claims of breach of contract, negligent misrepresentation, unjust enrichment, unlawful business practices and common law fraud and seek unspecified compensatory damages (or alternatively, the payment by the Company of usual and customary commissions on port charges in excess of certain charges levied by government authorities), an accounting, attorneys' fees and costs, punitive damages and injunctive relief.

     The Port Charges Complaints and the Travel Agent Complaints are in preliminary stages and it is not now possible to determine the ultimate outcome of the lawsuits. Management believes that the Company has substantial and meritorious defenses to the claims and intends to vigorously defend the lawsuits. Management understands that purported class action lawsuits similar to the Port Charges Complaints and the Travel Agent Complaints have been filed against five other cruise lines.

     Wartsila Marine Industries Incorporated ("Wartsila") operated a Finnish shipyard and had contracted to build three ships for the Company in the late 1980's. Wartsila filed for bankruptcy in 1989 without completing construction of the vessels, causing the Company to incur incremental costs to complete the ships and to lose profits because of the delay in their delivery. During 1995, the Company received $40 million in cash from the settlement of litigation with Metra Oy, the former parent company of Wartsila, related to losses suffered in connection with the construction of three of the Company's cruise ships. Of the $40 million received, $6.2 million was used to pay related legal fees, $14.4 million was recorded as other income and $19.4 million was used to reduce the cost basis of certain ships which had been the subject of the Company's lawsuit against Metra Oy.

     On June 25, 1996, the Company reached an agreement with the trustees of Wartsila and creditors for the bankruptcy which resulted in a cash payment of approximately $80 million. Of the $80 million received, $5 million was used to pay certain costs, $32 million was recorded as other income and $43 million was used to reduce the cost basis of certain ships which had been affected by the bankruptcy.

     In the normal course of business, various other claims and lawsuits have been filed or are pending against the Company. The majority of these claims and lawsuits are covered by insurance. Management believes the outcome of any such suits which are not covered by insurance would not have a material adverse effect on the Company's financial condition or results of operations.

     Operating Leases

     Rental expense for all operating leases for the years ended November 30, 1996, 1995 and 1994 was approximately $9.3 million, $7.6 million and $7.7 million, respectively. As of November 30, 1996, minimum annual rentals for all operating leases, with initial or remaining terms in excess of one year, were as follows (in thousands):

                             1997          $ 8,226
                             1998            6,723
                             1999            4,582
                             2000            4,566
                             2001            3,324
                             Thereafter     18,511
                                           $45,932


     Guaranty

     The Company guaranteed 50% of a $95.5 million obligation incurred by the joint venture with Hyundai Merchant Marine. See Note 4 for additional information.

     Recent Events

     In December 1996, the Company and Airtours signed a letter of intent to acquire up to 100% of the outstanding equity securities of Costa Crociere SpA, a publicly traded cruise company headquartered in Italy. The cost of acquisition, if all of the outstanding equity securities are acquired, would be approximately $300 million cash with the Company and Airtours each contributing approximately 50% of that amount. The letter of intent provides that the acquisition is conditioned upon the successful conclusion of a due diligence review by the Company and Airtours, the signing of a definitive agreement with the controlling shareholders of Costa Crociere SpA, the receipt of all corporate and regulatory and government approvals and other customary conditions found in transactions of this type.


NOTE 10 - SEGMENT INFORMATION

     The Company's cruise segment currently operates 19 passenger cruise ships and three luxury sailing vessels. Cruise revenues are comprised of sales of tickets and other revenues from on-board activities. A tour business operated by HAL, consisting of 16 hotels, two luxury day boats, over 290 motor coaches and 12 private domed rail cars comprise the assets that generate revenue for the tour segment. The corporate segment is primarily comprised of equity investments and includes the Company's investments in and advances to affiliates and its portion of the results of operations of affiliates accounted for using the equity method of accounting. Intersegment revenues primarily represent charges for the cruise portion of a tour when a cruise is sold as a part of a tour package. Segment information for the three years ended November 30, 1996 was as follows:

                                               YEARS ENDED NOVEMBER 30,
                                          1996          1995          1994
                                                      (in thousands)
REVENUES
     Cruise                          $2,003,458    $1,800,775    $1,623,069
     Tour                               263,356       241,909       227,613
     Intersegment revenues              (54,242)      (44,534)      (44,666)
                                     $2,212,572    $1,998,150    $1,806,016
GROSS OPERATING PROFIT
     Cruise                          $  913,880    $  810,736    $  726,808
     Tour                                57,423        56,301        50,733
                                     $  971,303    $  867,037    $  777,541
DEPRECIATION AND AMORTIZATION
     Cruise                          $  135,694    $  119,381    $  100,191
     Tour                                 8,317         8,129         9,449
     Corporate                              976           923           955
                                     $  144,987    $  128,433    $  110,595
OPERATING INCOME
     Cruise                          $  535,814    $  470,592    $  427,256
     Tour                                21,252        24,168        18,084
     Corporate                           40,362        (4,722)       (1,666)
                                     $  597,428    $  490,038    $  443,674
IDENTIFIABLE ASSETS
     Cruise                          $4,514,675    $3,910,243    $3,461,190
     Tour                               150,851       138,313       138,096
     Corporate                          436,362        56,931        70,537
                                     $5,101,888    $4,105,487    $3,669,823
CAPITAL EXPENDITURES
     Cruise                          $  841,871    $  456,920    $  582,243
     Tour                                14,964         8,747         9,963
     Corporate                            1,810                       5,006
                                     $  858,645    $  465,667    $  597,212







NOTE 11 - EMPLOYEE BENEFIT PLANS

     Stock Option Plans

     The Company has stock option plans, applicable to Class A Common Stock, for certain key employees. The plans are administered by a committee of three directors of the Company (the "Committee") who determine the employees and directors eligible to participate, the number of shares for which options are to be granted and the amounts that any employee or director may exercise within a specified year or years. The maximum number of shares available to be granted as of November 30, 1996 and 1995 was 1,689,000 and 1,774,000, respectively. Under the terms of the plans, the option price per share is established by the Committee as an amount between 50% and 100% of the fair market value of the shares of Class A Common Stock on the date the option is granted. Options may be extended for such periods as may be determined by the Committee but only for so long as the optionee remains an employee of the Company. The status of options in the stock option plans was as follows:

                            Price                Number of Shares
                          Per Share          Years Ended November 30,
                                            1996        1995      1994
Unexercised Options-
  Beginning of Year    $3.88 - $23.88   2,474,736   2,433,236    730,526
Options Granted       $19.78 - $29.94      90,000   1,564,000  1,764,000
Options Exercised      $3.88 - $24.63    (123,996)    (90,100)   (61,290)
Options Canceled      $14.09 - $22.50      (4,800) (1,432,400)
Unexercised Options-
  End of Year          $3.88 - $29.94   2,435,940   2,474,736  2,433,236

     Upon the adoption of Statement of Financial Accounting Standards No. 123 in fiscal 1997, "Accounting for Stock-Based Compensation", the Company intends to retain the intrinsic value method of accounting for stock-based compensation which it currently uses.

     Restricted Stock Plans

     The Company has restricted stock plans under which certain key employees are granted restricted shares of the Company's Class A Common Stock. Shares are awarded in the name of each of the participants, who have all the rights of other Class A stockholders, subject to certain restriction and forfeiture provisions. Unearned compensation is recorded at the date of award based on the market value of the shares on the date of grant.
Unearned compensation is amortized to expense over the vesting period. As of November 30, 1996 there were 1,896,032 shares issued under the plans of which 255,821 remain to be vested.

     Defined Contribution Plans

     HAL has two defined contribution plans available to substantially all U.S. and Canadian employees. HAL contributes to these plans based on employee contributions and salary levels. Total expense relating to these plans in fiscal year ended November 30, 1996, 1995 and 1994 was approximately $2.4 million, $2.4 million and $2.1 million, respectively.

     Defined Benefit Pension Plans

     The Company adopted two pension plans (qualified and non-qualified) effective January 1, 1989 which together cover all full-time employees of Carnival Corporation working in the United States, excluding HAL employees. Employees will vest in the pension plans 100% after five years of service, will be eligible to receive benefits at age 65 and, upon completion of 15 years of service, become eligible to receive benefits at age 55. The benefits are based on years of service and the employee's highest average compensation over five consecutive years during the last ten years of employment. Carnival Corporation's funding policy for the qualified plan is to annually contribute at least the minimum amount required under the applicable labor regulations. The weighted average discount rate, 7.5% in 1996 and 1995 and 8.5% in 1994, and a 5.0% rate of increase in future compensation levels were used in determining the projected benefit obligation. The expected long-term rate of return on assets was 8.5%.

     Pension costs for the qualified and non-qualified defined benefit plans were approximately $2.2 million, $1.6 million and $2.0 million for the years ended November 30, 1996, 1995 and 1994, respectively.

     The funded status of the defined benefit pension plans at November 30, 1996 and 1995 was as follows:

                                          Qualified          Non-Qualified
                                        (in thousands)       (in thousands)
                                        1996      1995      1996      1995
Accumulated benefit obligation:
     Vested                           $5,014    $4,082    $5,376     $4,832
     Non-vested                          329       346       145        153
                                      $5,343    $4,428    $5,521     $4,985

Projected benefit obligation          $8,449    $6,933    $8,049     $6,886
Plan assets                           (6,737)   (4,821)
Unfunded accumulated benefits          1,712     2,112     8,049      6,886
Unrecognized prior service cost         (322)     (406)     (174)      (317)
Unrecognized losses                   (1,789)   (1,885)   (1,390)    (1,048)
(Prepaid) accrued pension obligation  $ (399)   $ (179)   $6,485     $5,521




NOTE 12 - SUPPLEMENTAL CASH FLOW INFORMATION

                                                 YEARS ENDED NOVEMBER 30,
                                                 1996      1995      1994
                                                      (in thousands)
Cash paid during the year for:
  Interest (net of amount capitalized)         $ 68,337  $ 62,868  $ 48,501
  Income taxes                                 $  8,752  $  8,671  $  6,871

Noncash investing and financing activities:
  Class A Common Stock issued for various
    stock plans                                $  1,102  $    854  $  1,458
  Class A Common Stock issued for conversion
    of Convertible Notes (see Note 5)          $ 76,294
  Class A Common Stock issued for acquisition
    of an interest in Airtours (see Note 4)    $144,171



NOTE 13 - SUBSEQUENT EVENT (Unaudited)

     On January 30, 1997, the Company entered into a memorandum of agreement for the construction of a Destiny class cruise ship for the Carnival Cruise Lines fleet for delivery in July 2000. The vessel is expected to cost approximately $430 million.


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of Carnival Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Carnival Corporation and its subsidiaries at November 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.







PRICE WATERHOUSE LLP


Miami, Florida
January 15, 1997



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

     Carnival Corporation and its subsidiaries (the "Company") earns its cruise revenues primarily from (i) the sale of passenger tickets, which include accommodations, meals, most shipboard activities and in many cases airfare, and (ii) the sale of goods and services on board its cruise ships, such as casino gaming, liquor sales, gift shop sales and other related services. The Company also derives revenues from the tour and related operations of HAL Antillen N.V. ("HAL").

     For selected segment information related to the Company's revenues, gross operating profit, operating income and other financial information, see Note 10 in the accompanying financial statements. The following table presents operations data expressed as a percentage of total revenues and selected statistical information for the periods indicated:

                                              YEARS ENDED NOVEMBER 30,
                                          1996         1995         1994
REVENUES                                  100%         100%         100%

COSTS AND EXPENSES:
     Operating expenses                    56           57           57
     Selling and administrative            12           12           12
     Depreciation and amortization          7            6            6

OPERATING INCOME BEFORE INCOME
   FROM AFFILIATED OPERATIONS              25           25           25

INCOME FROM AFFILIATED OPERATIONS           2

OPERATING INCOME                           27           25           25

NONOPERATING INCOME (EXPENSE)              (1)          (2)          (4)
 .
NET INCOME                                 26%          23%          21%

SELECTED STATISTICAL INFORMATION:
     Passengers carried               1,764,000     1,543,000    1,354,000
     Passenger cruise days           10,583,000     9,201,000    8,102,000
     Occupancy percentage                 107.6%        105.0%       104.0%

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

     The Company's different businesses experience varying degrees of seasonality. The Company's revenue from the sale of passenger tickets for Carnival Cruise Lines' ("Carnival") ships is moderately seasonal. Historically, demand for Carnival cruises has been greater during the periods from late June through August and lower during the fall months. HAL cruise revenues are more seasonal than Carnival's cruise revenues. Demand for HAL cruises is strongest during the summer months when HAL ships operate in Alaska and Europe for which HAL obtains higher pricing. Demand for HAL cruises is lower during the winter months when HAL ships sail in more
competitive markets.   The Company's tour revenues are extremely seasonal
with a majority of tour revenues generated during the late spring and summer months in conjunction with the Alaska cruise season.

     In April 1996 the Company made an investment in Airtours which it records using the equity basis of accounting. Starting with the Company's quarter ending August 31, 1996, the Company's portion of Airtours' operating results are being recorded by the Company on a two month lag basis. Airtours' earnings are very seasonal due to the seasonal nature of the European leisure travel industry. During the last two fiscal years, Airtours' third and fourth fiscal quarters, ending June 30 and September 30, respectively, have been profitable, with the fourth quarter being its most profitable quarter. During this same period, Airtours experienced seasonal losses in its first and second fiscal quarters ending on December 31 and March 31, respectively.

     Average capacity is expected to increase approximately 11.7% during fiscal 1997 as a result of the introduction into service of the Inspiration in March 1996, the Veendam in May 1996, the Carnival Destiny in November 1996 and the Rotterdam VI in October 1997. The existing Rotterdam V is scheduled to discontinue service in September 1997.

     Fiscal Year Ended November 30, 1996 Compared
     To Fiscal Year Ended November 30, 1995

     Revenues

     The increase in total revenues of $214.4 million, or 10.7%, from 1995 to 1996 was comprised primarily of a $202.7 million, or 11.3%, increase in cruise revenues for the period. The increase in cruise revenues was primarily the result of a 12.2% increase in capacity for the period resulting from the introduction into service of Carnival's cruise ships Imagination in July 1995 and Inspiration in March 1996 and Holland America Line's cruise ship Veendam in May 1996 less the removal from service from the Carnival Cruise Lines fleet of the Festivale in April 1996. Occupancy rates were up 2.5% and gross revenue per passenger cruise day was down 3.3% resulting in a decrease of .9% in gross yield (total revenue per lower berth). Gross revenue per passenger cruise day decreased primarily due to a reduction in the percentage of passengers electing the Company's air program and due to slightly lower pricing in the cruise market. When a passenger elects to purchase his/her own air transportation, rather than use the Company's air program, both the Company's cruise revenues and operating expenses decrease by approximately the same amount. Also affecting cruise revenues in 1995 were lost revenues caused by the shipboard incident described under the section below entitled "Nonoperating Income (Expense)- Fiscal Year Ended November 30, 1995 Compared To Fiscal Year Ended November 30, 1994".

     Revenues from the Company's tour operations increased $21.4 million, or 8.9%, to $263.4 million in 1996 from $241.9 million in 1995. The increase was primarily the result of an increase in the tour and transportation revenues due to an increase in the number of tour passengers.

     Costs and Expenses

     Operating expenses increased $110.2 million, or 9.7%, from 1995 to 1996. Cruise operating costs increased by $99.5 million, or 10.1%, to $1,089.6 million in 1996 from $990.0 million in 1995, primarily due to additional costs associated with the increased capacity in 1996. Tour operating expenses increased $20.3 million, or 11.0%, from 1995 to 1996 primarily due to an increase in tour passengers.

     Selling and administrative costs increased $26.3 million, or 10.6%, primarily due to an 11.6% increase in advertising expenses and an increase in payroll and related costs associated with the increase in capacity during 1996 as compared with 1995.

     Depreciation and amortization increased by $16.6 million, or 12.9%, to $145.0 million in 1996 from $128.4 million in 1995 primarily due to the addition of the Imagination, the Inspiration and the Veendam.

     Affiliated Operations

     During fiscal 1996, the Company recorded $46.0 million of earnings from affiliated operations. A significant portion of such earnings are attributable to the Company's investment in Airtours. The Company acquired its 29.5% interest in Airtours in April 1996 and is recording its share of Airtours' earnings on a two month lag basis. During 1996, the Company's share of earnings for Airtours was recorded for Airtours' six months ended September 30, 1996 which amounted to $35.7 million excluding the Company's capital costs incurred in connection with the investment. Airtours' operations are seasonal and historically have resulted in losses for the first half of its fiscal year. Had the Company recorded its equity in Airtours' earnings for Airtours' entire fiscal year ended September 30, 1996, the Company's share of Airtours' earnings would have been $22.2 million instead of the $35.7 million recorded by the Company in 1996. See
Note 4 in the accompanying financial statements for more information regarding the Company's equity investments.

     Nonoperating Income (Expense)

     Interest income increased $4.2 million primarily due to the Company's holding of 13 percent senior secured notes (which were redeemed in April
1996) of Norwegian Cruise Line, Ltd. and, to a lesser degree, increases in cash balances. Cash balances, up to the closing of the Airtours transaction in April 1996, increased due to United Kingdom regulatory requirements applicable to the Company's tender offer to acquire its interest in Airtours (see Note 4 in the accompanying financial statements for more information related to the Airtours acquisition). Gross interest expense (excluding capitalized interest) increased $8.0 million primarily as a result of additional borrowings required in connection with the Company's investment in Airtours. Capitalized interest increased $7.0 million due to higher investment levels in vessels under construction.

     Other income increased to $23.4 million in 1996 primarily as a result of a $32.0 million gain from settlement of bankruptcy claims against Wartsila (see Note 9 - Litigation in the accompanying financial statements) less a loss of $15.8 million on the sale of the notes receivable generated from the sale of Carnival's Crystal Palace Hotel and Casino. Other income of $19.1 million in 1995 is described in the section below entitled "Nonoperating Income (Expense)-Fiscal Year Ended November 30, 1995 Compared To Fiscal Year Ended November 30, 1994".


     Fiscal Year Ended November 30, 1995 Compared
     To Fiscal Year Ended November 30, 1994

     Revenues

     The increase in total revenues of $192.1 million from 1994 to 1995 was comprised primarily of a $177.7 million, or 10.9%, increase in cruise revenues for the period. The increase in cruise revenues was primarily the result of a 12.5% increase in capacity for the period resulting from the addition of Carnival's cruise ship Fascination in July 1994, HAL's Ryndam in October 1994, and Carnival's Imagination in July 1995, partially offset by the discontinuation of the FiestaMarina division in September 1994. Occupancy rates were up 1.0% and gross revenue per passenger cruise day was down 2.3% resulting in a decrease of 1.4% in gross yield. Gross revenue per passenger cruise day decreased primarily due to a reduction in the percentage of passengers electing the Company's air program. Also affecting cruise revenues in 1995 and 1994 were lost revenues caused by the incidents described under the section below entitled "Nonoperating Income (Expense)".

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

     Depreciation and amortization increased by $17.8 million, or 16.1%, to $128.4 million in 1995 from $110.6 million in 1994 primarily due to the addition of the Ryndam, the Fascination and the Imagination.


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

     In June 1995, a fire, which was quickly extinguished, broke out in the engine control room on Carnival's Celebration. There were no injuries to passengers or crew, however, there was damage to one of the vessel's electrical control panels. The time necessary to complete repairs to the Celebration as a result of this incident caused the cancellation of four one- week cruises. Costs associated with repairs to the ship, passenger handling and various other expenses, net of estimated insurance recoveries, amounted to $3.0 million and were included in other expenses. In addition, the Company estimates the loss of revenue, net of related variable expenses, from the Celebration being out of service reduced operating income and net income by an additional $7.3 million in 1995.

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


LIQUIDITY AND CAPITAL RESOURCES

     Sources and Uses of Cash

     The Company's business provided $741.5 million of net cash from operations during the year ended November 30, 1996, an increase of 26.3% compared to the corresponding period in 1995. The increase between periods was primarily the result of an increase in net income, an increase in customer deposits resulting from increased capacity and other less significant changes in other working capital accounts.

     In April 1996, the Company acquired 29.5% of Airtours for $307 million. The Company paid approximately $163 million of the purchase price in cash and funded the remaining purchase price of approximately $144 million through the issuance of 5,301,186 shares of the Company's Class A Common Stock.

     In April 1996, the Company received approximately $81 million in connection with the redemption of the 13% Senior Secured Notes Due 2003 of Kloster Cruise Limited.

     During the year ended November 30, 1996, the Company expended approximately $902 million on capital projects, of which $819 million was spent in connection with its ongoing shipbuilding program and $36 million was spent on the expansion of the Company's shore side operations facilities located in Miami, Florida. The remainder was spent on vessel refurbishments, tour assets and other equipment. Amounts expended on the shipbuilding program included final payments related to Carnival Cruise Lines' Inspiration and Carnival Destiny which entered service in March 1996 and late November 1996, respectively, and Holland America Line's Veendam which entered service in May 1996.

     The Company made scheduled principal payments totaling approximately $68 million under various individual vessel mortgage loans and repaid the outstanding balance of the one billion dollar revolving credit facility due 2001 (the "One Billion Dollar Revolver") during the year ended November 30, 1996. The Company borrowed $168 million under a $200 Million Multi-currency Revolving Credit Facility Due 2001 (the "$200 Million Multi-currency Revolver") which was used largely to fund the Airtours investment described above. In addition, the Company initiated a commercial paper program during the fourth quarter of fiscal 1996 that is supported by the One Billion Dollar Revolver. A total of $307 million was borrowed under the commercial paper program primarily to fund the final payment on the Carnival Destiny.

     Future Commitments

     The Company has contracts for the delivery of seven new vessels over the next four years. The Company will pay approximately $270 million during the twelve month period ending November 30, 1997 relating to the construction and delivery of those new cruise ships and approximately $1,867 million beyond November 30, 1997. In addition, the Company has $1.3 billion of long-term debt of which $66 million is due during the twelve month period ending November 30, 1997. The Company also enters into forward foreign currency contracts and interest rate swap agreements to hedge the impact of foreign currency and interest rate fluctuations.

     In December 1996, the Company and Airtours signed a letter of intent to acquire up to 100% of the outstanding equity securities of Costa Crociere SpA ("Costa"). Costa is a publicly traded cruise company headquartered in Italy. The cost of acquisition, if all of the outstanding equity securities are tendered, would be approximately $300 million cash with the Company and Airtours each contributing approximately 50% of that amount. The letter of intent provides that the acquisition is conditioned upon the successful conclusion of a due diligence review by the Company and Airtours, the signing of a definitive agreement with the controlling shareholders of Costa Crociere SpA, the receipt of all corporate and regulatory and government approvals and other customary conditions found in transactions of this type.

     Funding Sources

     Cash from operations is expected to be the Company's principal source of capital to fund its debt service requirements, ship construction costs and potential Costa acquisition. In addition, the Company may fund a portion of the construction cost of new ships or the proposed investment in Costa from borrowings under its One Billion Dollar Revolver or commercial paper program and/or through the issuance of long-term debt in the public or private markets. As of November 30, 1996, the Company had $693 million available for borrowing under its One Billion Dollar Revolver and $34 million available under the $200 Million Multi-currency Revolver.

     To the extent that the Company should require or choose to fund future capital commitments from sources other than operating cash or from borrowings under its revolving credit facilities, the Company believes that it will be able to secure such financing from banks or through the offering of debt and/or equity securities in the public or private markets. In this regard, the Company has filed two Registration Statements on Form S-3 (the "Shelf Registration") relating to a shelf offering of up to $500 million aggregate principal amount of debt or equity securities. At November 30, 1996, a balance of $270 million aggregate principal amount of debt or equity securities remains available for issuance under the Shelf Registration.


SELECTED FINANCIAL DATA

     The selected financial data presented below for the fiscal years ended November 30, 1992 through 1996 and as of the end of each such fiscal year are derived from the financial statements of the Company and should be read in conjunction with such financial statements and the related notes.

                                      FISCAL YEAR ENDED NOVEMBER 30,
                        1996        1995        1994       1993        1992
                                 (in thousands, except per share data)
INCOME STATEMENT DATA:
Total revenues    $2,212,572  $1,998,150  $1,806,016  $1,556,919  $1,473,614
Operating income
 before income from
 affiliated
 operations       $  551,461  $  490,038  $  443,674  $  347,666  $  324,896
Operating income  $  597,428  $  490,038  $  443,674  $  347,666  $  324,896
Net income        $  566,302  $  451,091  $  381,765  $  318,170  $  276,584

Earnings per share (1) $1.95       $1.59       $1.35       $1.13      $  .98
Dividends declared
 per share (1)         $.380       $.315       $.285       $.280       $.280
Passenger cruise days 10,583       9,201       8,102       7,003       6,766
Percent of total
 capacity(2)           107.6%      105.0%      104.0%      105.3%     105.3%


                                           AS OF NOVEMBER 30,
                      1996        1995         1994        1993        1992
                                          (in thousands)
BALANCE SHEET DATA:

Total assets      $5,101,888  $4,105,487  $3,669,823  $3,218,920  $2,645,607
Long-term debt and
 convertible notes$1,316,632  $1,150,031  $1,161,904  $1,031,221  $  776,600
Total shareholders'
 equity           $3,030,884  $2,344,873  $1,928,934  $1,627,206  $1,384,845

----------------------------------

(1) All per share amounts have been adjusted to reflect a two-for-one stock split effective November 30, 1994.

(2) In accordance with cruise industry practice, total capacity is calculated based upon two passengers per cabin even though some cabins can accommodate three or four passengers. The percentages in excess of 100% indicate that more than two passengers occupied some cabins.


MARKET PRICE FOR CAPITAL STOCK

     The following table sets forth for the periods indicated the high and low market prices for the Class A Common Stock on the New York Stock
Exchange:

                                                     SALES PRICE
                                                HIGH              LOW
Fiscal Year ended November 30, 1996:
     First Quarter                            $29.000            $22.750
     Second Quarter                           $30.125            $26.125
     Third Quarter                            $31.500            $24.500
     Fourth Quarter                           $31.875            $27.375
Fiscal Year ended November 30, 1995:
     First Quarter                            $23.750            $19.125
     Second Quarter                           $26.625            $22.125
     Third Quarter                            $24.250            $20.375
     Fourth Quarter                           $27.125            $20.625


     As of January 17, 1997, there were approximately 3,740 holders of record of the Company's Class A Common Stock. All of the issued and outstanding shares of Class B Common Stock are held by The Micky Arison 1994 "B" Trust, a United States Trust, whose primary beneficiary is Micky Arison, the Chairman of the Board of the Company. While no tax treaty currently exists between the Republic of Panama and the United States, under current law, the Company believes that distributions to its shareholders are not subject to taxation under the laws of the Republic of Panama.


SELECTED QUARTERLY FINANCIAL DATA (unaudited)

     Quarterly financial results for the year ended November 30, 1996 are as follows:

                                              FOR THE QUARTER
                                   FIRST      SECOND     THIRD      FOURTH
                                    (in thousands, except per share data)
Total revenues                   $448,788    $516,836   $771,989   $474,959
Gross profit                     $185,092    $214,292   $375,794   $196,125
Operating income before income
 from affiliated operations      $ 80,975    $110,230   $267,155   $ 93,101
Operating income                 $ 80,972    $110,396   $279,948   $126,112
Net income                       $ 77,065    $106,283   $268,131   $114,823
Earnings per share                   $.27        $.37       $.92       $.39


     Quarterly financial results for the year ended November 30, 1995 are as follows:

                                              FOR THE QUARTER
                                   FIRST      SECOND     THIRD      FOURTH
                                    (in thousands, except per share data)
Total revenues                   $419,820    $452,826   $672,598   $452,906
Gross profit                     $172,591    $186,879   $320,463   $187,104
Operating income                 $ 76,912    $ 96,268   $224,120   $ 92,738
Net income                       $ 67,552    $ 89,769   $209,542   $ 84,228
Earnings per share                   $.24        $.32       $.74       $.30


FORWARD-LOOKING STATEMENTS

     Certain statements under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report constitute "forward-looking statements" within the meaning of the reform act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements of the Company to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and pricing and passenger yields for the Company's cruise products; increases in cruise industry capacity in the Caribbean and Alaska; changes in tax laws and regulations (especially any change affecting the Company's status as a "controlled foreign corporation" as defined in Section 957(a) of the Internal Revenue
Code); the ability of the Company to implement its shipbuilding program and to expand its business outside the North American market where it has less experience; delivery of new vessels on schedule and at the contracted price; weather patterns in the Caribbean; unscheduled ship repairs and drydocking; incidents involving cruise vessels at sea; and changes in laws and government regulations applicable to the Company (including the implementation of the "Safety of Life at Sea Convention" and changes in Federal Maritime Commission surety and guaranty arrangements).