Form 10-K, Exhibit 13
period 1997-11-30
CARNIVAL CORP
filed 1998-02-27
CIK 815097

EXHIBIT 13
                              CARNIVAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                        (in thousands, except par value)

                    ASSETS                             NOVEMBER 30,
                                                     1997        1996
CURRENT ASSETS
   Cash and cash equivalents                      $ 139,989   $ 111,629
   Short-term investments                             9,738      12,486
   Accounts receivable                               57,090      38,109
   Consumable inventories, at average cost           54,970      53,281
   Prepaid expenses and other                        74,238      75,428
        Total current assets                        336,025     290,933
PROPERTY AND EQUIPMENT, net                       4,327,413   4,099,038
OTHER ASSETS
   Investments in and advances to affiliates        479,329     430,330
   Goodwill, less accumulated amortization of
      $62,256 and $55,274                           212,607     219,589
   Other assets                                      71,401      61,998
                                                 $5,426,775  $5,101,888
     LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Current portion of long-term debt             $   59,620  $   66,369
   Accounts payable                                 106,783      84,748
   Accrued liabilities                              154,253     126,511
   Customer deposits                                420,908     352,698
   Dividends payable                                 44,578      32,416
        Total current liabilities                   786,142     662,742
LONG-TERM DEBT                                    1,015,294   1,277,529
CONVERTIBLE NOTES                                                39,103
DEFERRED INCOME AND OTHER LONG-TERM LIABILITIES      20,241      91,630
COMMITMENTS AND CONTINGENCIES (Note 9)
SHAREHOLDERS' EQUITY
   Class A Common Stock; $.01 par value; one
     vote per share; 399,500 shares authorized;
     297,204 and 239,733 shares issued and
     outstanding                                      2,972       2,397
   Class B Common Stock; $.01 par value; five
     votes per share; 100,500 shares authorized;
     zero and 54,957 shares issued and outstanding                  550
   Paid-in-capital                                  866,097     819,610
   Retained earnings                              2,731,213   2,207,781
   Other                                              4,816         546
        Total shareholders' equity                3,605,098   3,030,884
                                                 $5,426,775  $5,101,888

The accompanying notes are an integral part of these consolidated financial statements.
                          CARNIVAL CORPORATION
                  CONSOLIDATED STATEMENTS OF OPERATIONS
                  (in thousands, except per share data)

                                             YEARS ENDED NOVEMBER 30,
                                           1997        1996        1995
REVENUES                                $2,447,468  $2,212,572  $1,998,150
COSTS AND EXPENSES
   Operating expenses                    1,322,669   1,241,269   1,131,113
   Selling and administrative              296,533     274,855     248,566
   Depreciation and amortization           167,287     144,987     128,433
                                         1,786,489   1,661,111   1,508,112
OPERATING INCOME BEFORE INCOME FROM
  AFFILIATED OPERATIONS                    660,979     551,461     490,038
INCOME FROM AFFILIATED OPERATIONS, NET      53,091      45,967
OPERATING INCOME                           714,070     597,428     490,038
NONOPERATING INCOME (EXPENSE)
   Interest income                           8,675      18,597      14,403
   Interest expense, net of
     capitalized interest                  (55,898)    (64,092)    (63,080)
   Other income                              5,436      23,414      19,104
   Income tax expense                       (6,233)     (9,045)     (9,374)
                                           (48,020)    (31,126)    (38,947)
NET INCOME                              $  666,050  $  566,302  $  451,091
EARNINGS PER SHARE                           $2.23       $1.95      $1.59

The accompanying notes are an integral part of these consolidated financial statements.

                            CARNIVAL CORPORATION
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (in thousands)

                                             YEARS ENDED NOVEMBER 30,
                                             1997      1996      1995
OPERATING ACTIVITIES
   Net income                              $666,050  $566,302  $451,091
   Adjustments to reconcile net income to
     net cash provided from operating activities:
   Depreciation and amortization            167,287   144,987   128,433
   Income from affiliates in excess of
    dividends received                      (46,569)  (43,224)
   Other                                      2,540    19,639     7,681
Changes in operating assets and liabilities:
   Decrease (increase) in:
    Receivables                             (21,229)   (4,432)  (12,655)
    Consumable inventories                   (1,689)   (4,461)   (3,698)
    Prepaid expenses and other                  903    (4,919)  (20,849)
   Increase (Decrease) in:
    Accounts payable                         22,035    (5,489)    3,487
    Accrued liabilities                      20,042    13,028    (1,385)
    Customer deposits                        68,210    60,092    35,101
     Net cash provided from operating
      activities                            877,580   741,523   587,206
INVESTING ACTIVITIES
   Decrease in short-term investments, net    2,748    37,710    19,720
   Additions to property and equipment, net(497,657) (901,905) (485,097)
   Proceeds from sale of fixed assets        17,041    94,291     1,196
   Proceeds from litigation settlements
    applied to cost of ships                           43,050    19,426
   Purchase of equity interests in
    affiliates                              (38,378) (163,112)
   Other reductions in (additions to)
    investments in and advances to affiliates39,540   (23,903)   11,783
   Decrease (increase) in other assets       21,805    94,644   (95,108)
    Net cash used for investing activities (454,901) (819,225) (528,080)
FINANCING ACTIVITIES
   Proceeds from issuance of common stock     5,162     3,728    49,032
   Principal payments of long-term debt    (424,391) (735,246) (406,600)
   Dividends paid                          (130,456) (103,877)  (85,098)
   Proceeds from long-term debt             155,366   971,361   382,800
    Net cash (used for) provided from
     financing activities                  (394,319)  135,966   (59,866)
    Net increase (decrease) in cash and
     cash equivalents                        28,360    58,264      (740)
Cash and cash equivalents at beginning
  of year                                   111,629    53,365    54,105
Cash and cash equivalents at end of year   $139,989  $111,629  $ 53,365

The accompanying notes are an integral part of these consolidated financial statements.
                              CARNIVAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS

     Carnival Corporation and subsidiaries (the "Company") operate three separate cruise lines under the names Carnival Cruise Lines, Holland America Line and Windstar Cruises and a tour business, Holland America Westours. Carnival Cruise Lines operates eleven cruise ships primarily cruising in the Caribbean, Mexican Riviera and Alaska. Holland America Line operates eight cruise ships cruising primarily in Alaska, the Caribbean and the Mediterranean and Windstar Cruises operates three luxury, sail-powered vessels which call on more exotic locations inaccessible to larger ships. Holland America Westours markets sight-seeing tours and cruise/tour packages to Alaska. Holland America Westours also operates 14 hotels in Alaska and the Canadian Yukon, two luxury day boats offering tours to the glaciers of Alaska and the Yukon River, over 300 motor coaches used for sight-seeing and charters in the states of Washington and Alaska and in the Canadian Rockies and 13 private domed rail cars which are run on the Alaska Railroad between Anchorage and Fairbanks. The Company markets its services primarily in North America.

     The Company has an approximate 50% direct equity interest in two cruise operations, Seabourn Cruise Line Limited ("Seabourn") and Il Ponte S.p.A., the parent company of Costa Crociere, S.p.A. ("Costa"). In addition, the Company has a 28% interest in Airtours plc ("Airtours"), a large publicly traded air-inclusive integrated tour company headquartered in the United Kingdom, and a 23% interest in a casino and hotel management company, CHC International, Inc. ("CHC"). Seabourn operates three luxury cruise vessels to worldwide destinations. Costa operates seven cruise ships in the Mediterranean, Northern Europe, the Caribbean and South America and its cruises are marketed primarily to Europeans. Airtours provides holidays for approximately five million people per year primarily from the United Kingdom and Scandinavia and operates 34 aircraft, three cruise ships and approximately 30 hotels. CHC manages casinos in the United States and Canada.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Preparation of Financial Statements

     The accompanying financial statements present the consolidated balance sheets, statements of operations and cash flows of the Company.
Preparation of financial statements in accordance with generally accepted accounting principles requires the use of management estimates. Actual results could differ from these estimates. All material intercompany transactions and accounts have been eliminated in consolidation.

     Cash and Cash Equivalents and Short-term Investments

     Cash and cash equivalents includes investments with original maturities of three months or less and are stated at cost which approximates market. Included in cash and cash equivalents at November 30, 1997 and 1996 is $105 million of investments which are primarily comprised of commercial paper and $73 million of certificates of deposit, respectively.


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

     Investments in Affiliates

     The Company accounts for such investments based on its ability to exercise influence over financial and operating policies of the investee or its relative ownership interest. The Company consolidates affiliates in which it has control or a direct ownership interest of greater than 50%. For affiliates where significant influence exists or where the level of ownership is between 20% and 50%, the investment is accounted for using the equity method. When the Company does not have significant influence, the level of ownership interest is less than 20% or where the ability to exercise control or significant influence is temporary, the cost method of accounting is followed.

     The Company's percentage share of the affiliated companies' net income
(loss), net of amortization of goodwill, as well as any related interest income or royalty fee income from those affiliates is recorded as "Income from Affiliated Operations" in the accompanying statements of operations. The Company's investments in and advances to affiliates are reported as "Investments in and Advances to Affiliates" in the accompanying balance sheets. Also included in "Investments in and Advances to Affiliates" is goodwill relating to affiliates totaling $266 million which is being amortized over periods ranging from 30 to 40 years.

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

     Advertising Costs

     The Company capitalizes and amortizes direct-response advertising and expenses other advertising costs as incurred except for costs which result in tangible assets, such as brochures, which are treated as prepaid supplies and charged to operations as consumed. Advertising expense totaled $112 million in 1997, $109 million in 1996 and $98 million in 1995.

     Financial Instruments

     The Company's financial instruments include forward foreign currency contracts and interest rate swap transactions held for purposes other than trading. These contracts are entered into to hedge the impact of foreign currency and interest rate fluctuations. Changes in the market value and any discounts or premiums on forward foreign currency contracts which hedge exposures of firm commitments related to the construction of cruise ships are recorded when the related foreign currency payments are made with any resulting gain or loss included in the cost of the vessel. Changes in the market value and any discounts or premiums on forward foreign currency contracts which hedge exposures related to certain of the Company's investments in affiliates are recognized currently as an increase or decrease directly to shareholders' equity. Changes in market value of forward foreign currency agreements entered into to hedge estimated foreign currency transactions are recognized into income currently. Discounts and premiums related to forward agreements entered into to hedge estimated foreign currency transactions are amortized to income over the life of the agreement. Gains and losses on interest rate swap transactions designated as hedges are recorded as reductions or increases in interest expense over the life of the swap agreement.

  Income Taxes

     Non U.S. companies are exempt from U.S. corporate income tax on U.S. source income from international passenger cruise operations if (i) their countries of incorporation exempt shipping operations of U.S. persons from income tax (the "Incorporation Test") and (ii) they meet either the "CFC Test" or the "Publicly Traded Test". The Company and its subsidiaries involved in the cruise ship operations meet the Incorporation Test because they are incorporated in countries which provide the required exemption to U.S. persons involved in shipping operations. A Company meets the CFC Test if it is a controlled foreign corporation ("CFC") on any day during its fiscal year. A CFC is defined by the Internal Revenue Code as a foreign corporation more than 50% of the vote or value of whose stock is owned by U.S. persons, each of whom owns or is considered to own 10% or more of the corporation's voting power ("U.S. Shareholders"). Through July 15, 1997, the date upon which all of the Class B Common Stock of the Company (the "Class B Common Stock") was converted to Class A Common Stock (the "Conversion Date"), all of the outstanding shares of Class B Common Stock of the Company, which represented more than 50% of the total combined voting power of all classes of stock, was owned by The Micky Arison 1994 "B" Trust (the "B Trust"), which is a "United States Person", and thus, the Company met the definition of a CFC. Accordingly, the Company believes that it met the CFC Test for its entire 1997 taxable year.

     A corporation meets the Publicly Traded Test if the stock of the corporation (or the direct or indirect corporate parent thereof) is "primarily and regularly traded on an established securities market" in the United States. Although no Treasury regulations have been promulgated that explain when stock is primarily and regularly traded for purposes of this exemption, Treasury regulations have been promulgated interpreting a similar phrase under another section. Under that section's regulations, stock is considered primarily and regularly traded if: (i) 80% (by vote and value) of the stock of the corporation is listed on an established securities market in the United States where more shares are traded than in any other country, (ii) trades of such stock are effected on such market, other than in de minimis quantities, on at least 60 days during the taxable year, (iii) the aggregate number of shares so traded is equal to 10% or more of the average number of shares outstanding during the taxable year, and (iv) the company is not "closely held". The Company believes that it will meet the foregoing requirements for the portion of its taxable year beginning after the Conversion Date and for future taxable years.

     Accordingly, the Company believes that virtually all of its income (with the exception of its United States source income from the operation of transportation, hotel and tour business of HAL Antillen N.V.) is exempt from United States federal income taxes. However, if the Company or the subsidiaries were found to meet neither the CFC Test nor the Publicly Traded Test for 1997 or any future year, much of their income would become subject to taxation by the United States at higher than normal corporate tax rates.

     Earnings Per Share

     Earnings per share computations are based on the weighted average number of shares of Class A and B Common Stock and common equivalent shares (related to stock options) outstanding during each of the years. Total shares used in the computation were 298.2 million, 290.2 million and 284.2 million for fiscal 1997, 1996 and 1995, respectively.

NOTE 3 - PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                        November 30,
                                                     1997           1996
                                                       (in thousands)
Vessels                                          $4,536,382     $4,269,403
Vessels under construction                          182,929        163,178
                                                  4,719,311      4,432,581
Land, buildings and improvements                    194,013        170,466
Transportation and other equipment                  268,520        204,776
   Total property and equipment                   5,181,844      4,807,823
Less-accumulated depreciation and amortization     (854,431)      (708,785)
                                                 $4,327,413     $4,099,038

     Interest costs associated with the construction of vessels and buildings are capitalized during the construction period and amounted to $16.8 million in 1997, $25.8 million in 1996 and $18.8 million in 1995.


NOTE 4 - INVESTMENTS IN AND ADVANCES TO AFFILIATES

    In June 1997, the Company and Airtours completed a joint offer to acquire the equity securities of Costa, an Italian cruise company. With the completion of the offer, the Company and Airtours each own 50% of Il Ponte, S.p.A. ("Il Ponte"), a holding company which was purchased from the Costa family. As of November 30, 1997, Il Ponte owned 98% of the ordinary share capital, 93% of the savings shares and 47% of the savings share warrants of Costa. The cost of acquiring the Company's portion of Il Ponte and Costa was approximately $133 million, of which approximately $95 million was paid by Il Ponte and the balance was paid by the Company. The $95 million which was paid by Il Ponte was funded by borrowings which the Company guaranteed. In January 1998, Il Ponte completed a tender offer for the remaining shares of Costa and currently owns approximately 100% of the ordinary share capital, savings shares and savings share warrants of Costa. The Company's portion of the cost of the tender for the remaining shares was approximately $8 million and was funded by Il Ponte increasing the borrowing discussed above to approximately $103 million. The Company is recording its equity in Il Ponte's results of operations on a two month lag basis.

     In April 1996, the Company acquired its 28% interest in Airtours for approximately $307 million. Approximately $163 million was paid in cash and the balance in 5,301,186 shares of the Company's Class A Common Stock. As of November 30, 1997, the market value of the Company's investment in Airtours, based on the closing price of Airtours' stock on the London Stock Exchange, was approximately $830 million as compared with the book value of the Company's investment in Airtours of $370 million. The Company is recording its equity in Airtours' results of operations on a two month lag basis.

     The Company owns a 23% interest in CHC. In addition, the Company holds $16 million of 6% notes receivable (the "TCC Notes") from the sale of a 25% interest in CHC to other shareholders of CHC (the "TCC Principals"). One of the TCC Principals is a member of the Company's board of directors. The TCC Notes contain a put option which the TCC Principals can exercise, requiring the Company to repurchase 25% of CHC in exchange for the full principal and interest due under the TCC Notes. If not exercised, the option expires in November 1998. In October 1997, CHC entered into a merger agreement with Patriot American Hospitality, Inc. ("Patriot") under which Patriot will acquire CHC's hotel management division in exchange for shares of Patriot's preferred stock. CHC's gaming division will be spun off into a separate subsidiary which will be retained by the existing CHC shareholders. This transaction is expected to result in a small gain which the Company will record when the transaction closes. As of November 30, 1997, the carrying value of the Company's CHC investment, including the TCC Notes, is approximately $24 million and is included in "Investments in and advances to affiliates" in the accompanying balance sheets.

     CHC pays a royalty fee to the Company of 1% of CHC's gross revenues, as adjusted, not to be less than $100,000 per year, for the use of the "Carnival" name. Such fees amounted to approximately $.5 million, $.4 million and $.3 million in fiscal years ended November 30, 1997, 1996 and 1995, respectively of which approximately $.9 million and $.5 million was receivable as of November 30, 1997 and 1996, respectively.

     In September 1997, the Company announced that it was dissolving its Asian cruise joint venture with Hyundai Merchant Marine (formed in September 1996) and would repurchase the cruise ship Tropicale from the joint venture. The Company recorded a charge of $3.6 million in the fourth quarter of 1997 resulting from the dissolution of the joint venture. In September 1997, the Company repurchased the Tropicale from the joint venture for $93 million. The remaining deferred gain of $55.2 million which resulted from the sale of the Tropicale to the joint venture in 1996, was reclassified as a reduction of the Company's cost basis of the Tropicale upon its repurchase from the joint venture.

     It is not practicable to estimate the fair value of Il Ponte as Il Ponte is not a publicly traded entity and its subsidiary, Costa Crociere S.p.A., although publicly traded on the Milan Exchange, has had very light trading volume since the acquisition of the majority of Costa's shares by Carnival and Airtours.

     Financial information for affiliated companies accounted for by the equity method is as follows (in thousands):

  Balance Sheet Data:                     As of End of Fiscal Year
                                           1997             1996
     Current assets                    $1,297,311       $  998,172
     Noncurrent assets                 $1,792,080       $  898,239
     Current liabilities               $1,359,822       $1,013,805
     Noncurrent liabilities            $1,233,207       $  533,672
     Minority interest                 $   17,766       $      108
     Shareholders' equity              $  478,596       $  348,826

  Income Statement Data:                 For the Fiscal Year Ended
                                           1997             1996
     Net sales                         $3,965,223       $2,877,892
     Gross margin                      $  702,162       $  444,009
     Net income                        $  174,354       $  106,605

NOTE 5 - LONG-TERM DEBT AND CONVERTIBLE NOTES


     Long-term debt consists of the following:

                                                       November 30,
                                                    1997          1996
                                                      (in thousands)
Commercial Paper                                $  288,614    $  307,298
Unsecured 5.75% Notes Due March 15, 1998           200,000       200,000
$200 Million Multi-currency Revolving
  Credit Facility Due 2002                                       166,000
Mortgages and other loans payable bearing interest
  at rates ranging from 8% to 9.9%, secured by
  vessels, maturing through 1999                    79,830       140,277
Unsecured 6.15% Notes Due October 1, 2003          124,960       124,953
Unsecured 7.20% Debentures Due October 1, 2023     124,876       124,871
Unsecured 7.7% Notes Due July 15, 2004              99,924        99,913
Unsecured 7.05% Notes Due May 15, 2005              99,851        99,831
Other loans payable                                 56,859        80,755
                                                 1,074,914     1,343,898
Less portion due within one year                   (59,620)      (66,369)
                                                $1,015,294    $1,277,529

     The commercial paper outstanding as of November 30, 1997 bears interest at approximately 5.6% and is due in January 1998. Since the commercial paper is backed by the long-term revolving credit facilities described below, balances outstanding under the commercial paper programs have been classified as long-term in the accompanying balance sheets.

     The Company's commercial paper program is supported by a one billion dollar unsecured revolving credit facility due December 2001 (the "U.S. Dollar Revolver") and a $200 Million Multi-currency Revolving Credit Facility Due 2002 (the "Multi-currency Revolving Credit Facility"). Both revolving credit facilities bear interest at a maximum of LIBOR plus 14 basis points ("BPS") and provide for a facility fee of six BPS on the total facility. Any funds outstanding under the commercial paper programs reduce the aggregate amount available under the U.S. Dollar Revolver and the Multi-currency Revolving Credit Facility. As of November 30, 1997, the Company had $911 million available for borrowing under the U.S. Dollar Revolver and Multi-currency Revolving Credit facilities.

     The Unsecured 5.75% Notes Due March 15, 1998 are expected to be repaid through borrowings under the commercial paper programs, the Company's U.S. Dollar Revolver or through the issuance of additional long-term debt and, as such, have been classified as long-term in the accompanying November 30, 1997 balance sheet.

     In January 1998, the Company issued $200 million of 6.65% Debentures due January 15, 2028.

     The Company has an interest rate swap agreement which converts the fixed rate unsecured 5.75% Notes Due March 15, 1998 (the "$200 Million Notes") to a floating rate LIBOR based loan (see Note 7).

     Property and equipment with a net book value of $684 million at November 30, 1997 is pledged as collateral against the mortgage indebtedness.

     As of November 30, 1997, the scheduled annual maturities of the Company's long-term debt are summarized as follows (in thousands):

                         1998        $   59,620
                         1999            53,518
                         2000             2,335
                         2001             6,720
                         2002           490,353
                         Thereafter     462,368
                                     $1,074,914

     The Company's 4-1/2% Convertible Subordinated Notes Due July 1, 1997 (the "Convertible Notes") were convertible into 57.55 shares of the Company's Class A Common Stock per $1,000 of notes. During fiscal 1996 and early fiscal 1997, substantially all of the Convertible Notes converted into approximately 6.6 million shares of the Company's Class A Common Stock.


NOTE 6 - SHAREHOLDERS' EQUITY
     The following represents an analysis of the changes in shareholders' equity for the three years ended November 30, 1997:

                          COMMON STOCK
                         $.01 PAR VALUE  PAID-IN RETAINED
                         CLASS A CLASS B CAPITAL EARNINGS   OTHER    TOTAL
                                           (in thousands)
Balance, November 30, 1994$2,276 $550 $544,947 $1,390,589 $(9,428) $1,928,934
  Net income                                      451,091             451,091
  Cash dividends                                  (89,540)            (89,540)
  Issuance of common stock    21        46,488                         46,509
  Changes in securities
    valuation allowance                                     2,424       2,424
  Issuance of stock to
    employees under
    stock plans                1         3,376                          3,377
  Vested portion of common
    stock under restricted
    stock plan                                              2,078       2,078
Balance, November 30, 1995 2,298  550  594,811  1,752,140  (4,926)  2,344,873
  Net income                                      566,302             566,302
  Cash dividends                                 (110,661)           (110,661)
  Changes in securities
    valuation allowance                                      (199)       (199)
  Foreign currency
   translation adjustment                                   4,126       4,126
  Issuance of stock upon
    conversion of
    Convertible Notes         44        76,250                         76,294
  Issuance of stock in
    connection with
    investment in Airtours    53       144,118                        144,171
  Issuance of stock to
    employees under
    stock  plans               2         4,431                          4,433
  Vested portion of common
    stock under restricted
    stock plan                                              1,545       1,545
Balance, November 30, 1996 2,397  550  819,610  2,207,781     546   3,030,884
  Net income                                      666,050             666,050
  Cash dividends                                 (142,618)           (142,618)
  Changes in securities
    valuation allowance                                       355         355
  Foreign currency
    translation adjustment                                  3,592       3,592
  Issuance of common stock
    upon conversion of
    Convertible Notes         23        39,755                         39,778
  Conversion of Class B
    Common Stock into
    Class A Common Stock     550 (550)
  Issuance of stock to
    employees under
    stock plans                2         6,732               (947)      5,787
  Vested portion of common
    stock under restricted
    stock plan                                              1,270       1,270
Balance, November 30, 1997$2,972      $866,097 $2,731,213 $ 4,816  $3,605,098

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

     Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. In that regard, on July 15, 1997, the B Trust exercised its right to convert all of the 54,957,142 shares of Class B Common Stock held by it into an equal number of shares of Class A Common Stock. Prior to July 1, 1997, the B Trust had been restricted from converting such shares under a stockholders' agreement with the Company. Prior to the conversion of the Class B Common Stock, the B Trust was the controlling stockholder of the Company. As a result of the conversion of the Class B Common Stock, there are no shares of Class B Common Stock outstanding.

     So long as there are no Class B shares outstanding, directors that would have been elected by a separate vote of Class B shareholders will instead be elected by the holders of Class A Common Stock.

     At November 30, 1997 there were approximately 6.2 million shares of Class A Common Stock reserved for exercise of stock options, issuance of shares under the employee stock purchase plan, dividend reinvestment plan and restricted stock plans.

     During 1997, the Company declared quarterly cash dividends aggregating $.48 per share. In October 1997, the Board of Directors increased the quarterly dividends from $.11 per share to $.15 per share.


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

     Short-term Investments

     Short-term investments, classified as available for sale at November 30, 1997 and 1996 consisted primarily of U.S. Government Securities with maturities within ten years. As of November 30, 1997, 1996 and 1995, net unrealized losses amounted to $.7 million, $1.1 million and $1.6 million, respectively. Proceeds from the sale of short-term investments for the years ended November 30, 1997, 1996 and 1995 were approximately $3 million, $38 million and $20 million, respectively. For the purpose of determining gross realized gains and losses, the cost of short-term investments sold is based upon specific identification.


     Long-term Debt and Convertible Notes

     The fair value of the Company's long-term debt, including the current portion, was approximately $1.089 billion and $1.363 billion at November 30, 1997 and 1996, respectively, which is approximately $14 million and $19 million more than the carrying value at November 30, 1997 and 1996, respectively. The fair value of the long-term debt is more than the carrying amount due to the Company's issuance of fixed rate debt obligations in prior years at interest rates above market rates at November 30, 1997. The fair value of the Company's long-term debt is estimated based on the quoted market price for the same or similar issues or on the applicable year end rates offered to the Company for debt of similar terms and maturity. At November 30, 1996 the carrying amount of the Convertible Notes was approximately $29 million less than the fair value primarily due to increases in the price of the Company's Class A Common Stock.

     Foreign Currency and Interest Rate Swap Agreements

     The Company enters into forward foreign currency contracts to reduce its exposures relating to changes in foreign currency rates. These instruments are subject to gain or loss from changes in foreign currency rates, however, any realized gain or loss would generally be offset by gains or losses on the actual foreign currency transaction. The Company also enters into interest rate swap agreements to adjust the relationship between the amount of the Company's fixed and floating rate debt.
Certain exposures to credit losses related to counter party nonperformance exist, however, the Company does not anticipate nonperformance by the counter parties as they are primarily large, well-established financial institutions. The fair values of the Company's forward and swap hedging instruments discussed below are based on prices quoted by financial institutions for these or similar instruments, adjusted for maturity differences.

     Several of the Company's contracts for the construction of cruise vessels are stated in foreign currencies. The Company entered into forward foreign currency contracts to fix the price of the vessels into U.S. dollars (see Note 9). As of November 30, 1997 and 1996, these forward contracts were in a gain position of approximately $8 million and $114 million, respectively. At the expiration of the forwards, which coincides with the payments related to vessels under construction, any gains or losses will be included in the cost of the vessel. The Company also entered into a forward foreign currency contract totaling approximately $34 million to hedge its investment in Il Ponte. In addition, the Company has some expenses in foreign currencies and entered into foreign currency contracts totaling approximately $20 million to reduce the impact of changes in exchange rates. As of November 30, 1997, there were no significant gains or losses related to the Il Ponte hedge transaction or other currency transactions entered into to hedge estimated expenses.


NOTE 8 - RELATED PARTY TRANSACTIONS

     The Company's Chairman of the Board was the indirect majority shareholder of Carnival Air Lines, Inc. ("Carnival Air"), an airline which conducted charter services and scheduled carrier services to The Bahamas, Puerto Rico and other locations in the Caribbean from several U.S. cities and between various U.S. cities. In September 1997, Carnival Air was merged with and became a wholly owned subsidiary of Pan Am Corporation ("Pan Am"). As a result of the merger, the Company's Chairman of the Board became an indirect shareholder of approximately 42% of Pan Am. During the fiscal years ended November 30, 1997, 1996 and 1995, the Company paid approximately $1 million, $2 million and $3 million, respectively, to Carnival Air for services associated with transporting a limited number of the Company's cruise passengers. During the fiscal year ended November 30, 1997, the Company paid approximately $.1 million to Pan Am for such services.

     The Company also earned license fees of approximately $.5 million, $.5 million and $.4 million during the fiscal years ended November 30, 1997, 1996 and 1995, respectively, from Carnival Air for the license of the "Carnival" trademark to Carnival Air. In connection with the merger, Pan Am agreed to pay to the Company unpaid license fees owed by Carnival Air. As of November 30, 1997, Pan Am was past due on the unpaid license fees and owes the Company approximately $1 million, inclusive of interest. Pan Am has also agreed to discontinue the use of "Carnival" trademarks on the promotion of its ongoing business and to proceed to eliminate the marks from its aircraft and other equipment during its ordinary maintenance schedule. The Company also receives license fees from CHC (see Note 4).

     A director of the Company is a partner in a law firm. The law firm acted as the Company's primary outside counsel and provided services to the Company in connection with various litigation, corporate and other matters during fiscal years ended November 30, 1997, 1996 and 1995. The Company paid the law firm $1.1 million, $1.0 million and $6.2 million in fiscal years ended November 30, 1997, 1996 and 1995, respectively.

     The owner of a travel agency located in Seattle, Washington is the wife of the Chief Executive Officer of HAL who is also a director of the Company. The travel agency sells cruises and other similar products and receives a commission based on the amount of sales generated. During the years ended November 30, 1997, 1996 and 1995, the travel agency generated revenues for the Company of approximately $8 million, $7 million and $5 million, respectively, and received commissions from the Company related to such revenues of approximately $1.2 million, $1.2 million and $.8 million, respectively.

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


NOTE 9 - COMMITMENTS AND CONTINGENCIES

     Capital Expenditures

     The following table provides a description of ships currently under contract for construction (in millions, except berth data):

                 Expected                  Number   Estimated   Remaining
                 Service    Contract      of Lower    Total    Cost to Be
Vessel            Date     Denomination    Berths     Cost        Paid
Holland America Line:
  Volendam            6/99     Lire            1,440    $  300     $  274
  Zaandam             1/00     Lire            1,440       300        286
Carnival Cruise Lines:
  Elation             3/98     U. S. Dollar    2,040       300        245
  Paradise           12/98     U. S. Dollar    2,040       300        280
  Carnival Triumph    7/99     Lire            2,766       410        352
  Carnival Victory    8/00     U. S. Dollar    2,766       440        435
Windstar Cruises:
  Wind Surf *         5/98     U. S. Dollar      312        45         40

                                              12,804    $2,095     $1,912

  * The Wind Surf is the existing Club Med I which the Company is acquiring from Club Mediterranee, S.A. and Services et Transports.

     Contracts denominated in foreign currencies have been fixed into U.S. Dollars through the utilization of forward currency contracts (see
Note 7). In connection with the vessels under construction described above, the Company has paid $183 million through November 30, 1997 and anticipates paying approximately $686 million during the twelve month period ending November 30, 1998 and approximately $1.2 billion beyond November 30, 1998. In September 1997, the Company announced that it is in negotiations with shipyards for an additional newbuilding package for its Carnival Cruise Lines, Holland America Line and Costa brands which is expected to cost approximately $2 billion.

Litigation

     Several actions (collectively the "Passenger Complaints") have been filed against the Company or Holland America Westours on behalf of purported classes of persons who paid port charges to the Company or Holland America Westours, alleging that statements made in advertising and promotional materials concerning port charges were false and misleading. Four such actions are pending against the Company in the Circuit Court for Miami-Dade County, Florida, and others are pending against the Company in state or federal courts in Tennessee, Arizona, Ohio, Kentucky, Michigan, Georgia and Alabama. One such action was filed against Holland America Westours in the Superior Court in King County, Washington. The Florida, Tennessee, Alabama and Washington actions have been brought on behalf of purported nationwide classes; the others on behalf of purported statewide classes. The Passenger Complaints allege violations of the various state consumer protection acts and claims of fraud, conversion, breach of fiduciary duties and unjust enrichment. Plaintiffs seek compensatory damages or, alternatively, refunds of portions of port charges paid, attorneys' fees, costs, prejudgment interest, punitive damages and injunctive and declaratory relief.

     In May 1997, on the Company's motions, the Florida actions were dismissed without prejudice. In June 1997 amended complaints were filed, and the Company's motion to dismiss these complaints is currently under judicial consideration. The Arizona and Tennessee Courts granted the Company's motions dismissing those actions, and the plaintiffs in those cases intend to appeal. The Company's motions are still under judicial consideration in each of the other actions. Holland America Westours' motion to dismiss the Washington action was denied, as was the plaintiffs' motion for class certification.

     In June and August 1996, two complaints were filed against the Company and Holland America Westours, respectively, in California Superior Court (collectively the "Travel Agent Complaints") on behalf of purported classes of travel agencies who during the past four years booked a cruise with the Company or Holland America Westours, claiming that advertising practices regarding port charges resulted in an improper commission bypass. These actions allege claims of breach of contract, negligent misrepresentation, unjust enrichment, unlawful business practices and common law fraud, and they seek unspecified compensatory damages (or alternatively, the payment of usual and customary commissions on port charges paid by passengers in excess of certain charges levied by government authorities), an accounting, attorneys' fees and costs, punitive damages and injunctive relief. The court granted the motions of the Company and Holland America Westours to dismiss one of the California actions and stay the second such action on grounds of forum non conveniens. The plaintiff in the dismissed California action filed a complaint similar to the one it had filed in California, in Florida. The Company has moved to dismiss this complaint.

     The pending Passenger and Travel Agent Complaints are in preliminary stages and it is not now possible to determine the ultimate outcome of the lawsuits. Management believes that the Company has substantial and meritorious defenses to the claims. Management understands that purported class actions similar to the Passenger and Travel Agent
Complaints have been filed against several other cruise lines.

     In the normal course of business, various other claims and lawsuits have been filed or are pending against the Company. The majority of these claims and lawsuits are covered by insurance. Management believes the outcome of any such suits which are not covered by insurance would not have a material adverse effect on the Company's financial condition or results of operations.

     Operating Leases

     Rental expense for all operating leases for the years ended November 30, 1997, 1996 and 1995 was approximately $10.6 million, $9.3 million and $7.6 million, respectively. As of November 30, 1997, minimum annual rentals for all operating leases, with initial or remaining terms in excess of one year, were as follows (in thousands):

                             1998          $ 8,247
                             1999            5,712
                             2000            5,799
                             2001            4,606
                             2002            3,904
                             Thereafter     14,410
                                           $42,678

     Guaranty

     The Company has guaranteed approximately $103 million of the debt of Il Ponte S.p.A. that was incurred in connection with the Company's acquisition of an interest in Costa (see Note 4).


NOTE 10 - SEGMENT INFORMATION

     The Company's cruise segment currently operates 19 passenger cruise ships and three luxury sailing vessels. Cruise revenues are comprised of sales of tickets and other revenues from on-board activities. A tour business operated by HAL, consisting of 14 hotels, two luxury day boats, over 300 motor coaches and 13 private domed rail cars comprise the assets that generate revenue for the tour segment. The corporate segment is primarily comprised of equity investments and includes the Company's investments in and advances to affiliates and its portion of the results of operations of affiliates accounted for using the equity method of accounting. Intersegment revenues primarily represent charges for the cruise portion of a tour when a cruise is sold as a part of a tour package. Segment information for the three years ended November 30, 1997 was as follows:

                                            YEARS ENDED NOVEMBER 30,
                                          1997        1996        1995
                                                  (in thousands)
REVENUES
     Cruise                            $2,257,567  $2,003,458  $1,800,775
     Tour                                 242,646     263,356     241,909
     Intersegment revenues                (52,745)    (54,242)    (44,534)
                                       $2,447,468  $2,212,572  $1,998,150
GROSS OPERATING PROFIT
     Cruise                            $1,072,758  $  913,880  $  810,736
     Tour                                  52,041      57,423      56,301
                                       $1,124,799  $  971,303  $  867,037
DEPRECIATION AND AMORTIZATION
     Cruise                            $  157,454  $  135,694  $  119,381
     Tour                                   8,862       8,317       8,129
     Corporate                                971         976         923
                                       $  167,287  $  144,987  $  128,433
OPERATING INCOME
     Cruise                            $  656,009  $  535,814  $  470,592
     Tour                                  13,262      21,252      24,168
     Corporate                             44,799      40,362      (4,722)
                                       $  714,070  $  597,428  $  490,038
IDENTIFIABLE ASSETS
     Cruise                            $4,744,140  $4,514,675  $3,910,243
     Tour                                 163,941     150,851     138,313
     Corporate                            518,694     436,362      56,931
                                       $5,426,775  $5,101,888  $4,105,487
CAPITAL EXPENDITURES
     Cruise                            $  414,963  $  841,871  $  456,920
     Tour                                  42,507      14,964       8,747
     Corporate                             40,187       1,810
                                       $  497,657  $  858,645  $  465,667


NOTE 11 - EMPLOYEE BENEFIT PLANS

     Stock Option Plans

     The Company has stock option plans, applicable to Class A Common Stock, for certain key employees. The plans are administered by a committee of three directors of the Company (the "Committee") who determine the employees and directors eligible to participate, the number of shares for which options are to be granted and the amounts that any employee or director may exercise within a specified year or years. The maximum number of shares available to be granted as of November 30, 1997 and 1996 was 3,262,000 and 1,689,000, respectively. Under the terms of the plans, the option price per share is established by the Committee as an amount between 50% and 100% of the fair market value of the shares of Class A Common Stock on the date the option is granted. All options granted during 1997, 1996 and 1995 were granted at an option price per share equal to the fair market value of the Company's Class A Common Stock on the date of grant. Options may be extended for such periods as may be determined by the Committee but only for so long as the optionee remains an employee of the Company. The status of options in the stock option plans was as follows:

                            Price                Number of Shares
                          Per Share          Years Ended November 30,
                                            1997        1996      1995
Unexercised Options-
  Beginning of Year    $3.88 - $29.94   2,435,940   2,474,736   2,433,236
Options Granted       $19.78 - $43.81     429,000      90,000   1,564,000
Options Exercised      $3.88 - $29.94    (111,250)   (123,996)    (90,100)
Options Canceled      $14.09 - $22.50      (2,400)     (4,800) (1,432,400)
Unexercised Options-
  End of Year          $3.88 - $43.81   2,751,290   2,435,940   2,474,736

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" instead of the fair value method. Accordingly, no compensation cost has been recognized for the stock-based compensation plans. Had the Company elected to recognize compensation expense under the fair value method, the Company's pro-forma net income and earnings per share would be as follows:

                                              Year Ended November 30,
                                               1997             1996
                                   (in thousands, except per share data)
Net Income:
   As reported                                $666,050           $566,302
   Pro-forma                                  $664,324           $565,952

Earnings per share:
   As reported                                   $2.23             $1.95
   Pro-forma                                     $2.23             $1.95

     These pro-forma amounts may not be representative of the effect on pro-forma net income in future years, since the estimated fair value of stock options is amortized over the vesting period, pro-forma compensation expense related to grants made prior to 1996 is not considered and additional options may be granted in future years.

     The weighted average fair value of the Company's options granted during 1997 and 1996 were $11.58 and $8.98 per share, respectively, at dates of grant. The fair values of options were estimated using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended November 30, 1997 and 1996, respectively; dividend yields of 1.78% for both periods; expected volatility of 22.7% and 28.6%; risk free interest rates of 6.2% and 5.8%; and expected option life of 6 years for both periods.

     Restricted Stock Plans

     The Company has restricted stock plans under which certain key employees are granted restricted shares of the Company's Class A Common Stock. Shares are awarded in the name of each of the participants, who have all the rights of other Class A stockholders, subject to certain restriction and forfeiture provisions. Unearned compensation is recorded at the date of award based on the market value of the shares on the date of grant. Unearned compensation is amortized to expense over the vesting period. As of November 30, 1997 there were 1,919,319 shares issued under the plans of which 118,719 remain to be vested.

     Defined Contribution Plans

     HAL has two defined contribution plans available to substantially all U.S. and Canadian employees. HAL contributes to these plans based on employee contributions and salary levels. Total expense relating to these plans in fiscal year ended November 30, 1997, 1996 and 1995 was approximately $2.5 million, $2.4 million and $2.4 million, respectively.

     Defined Benefit Pension Plans

     The Company adopted two defined benefit pension plans (qualified and non-qualified) effective January 1, 1989 which together covered all full-time employees of Carnival Corporation working in the United States, excluding HAL employees. Effective January 1, 1998, the Company established a 401(K)/profit sharing plan and a non-qualified savings/profit sharing plan with the intent to largely replace the defined benefit plans. As a result, no further benefits will accrue under the qualified defined benefit plan effective December 31, 1997. Also, effective January 1, 1998, participants in the non-qualified defined benefit plan elected to either remain in the non-qualified defined benefit plan or participate in the non-qualified savings/profit sharing plan.

     Carnival Corporation's funding policy for the qualified defined benefit plan is to annually contribute at least the minimum amount required under the applicable labor regulations.

     Pension costs for the qualified and non-qualified defined benefit plans were approximately $2.2 million, $2.2 million and $1.6 million for the years ended November 30, 1997, 1996 and 1995, respectively. The curtailment of the benefits under the qualified and non-qualified defined benefit plans resulted in a minimal gain.

     The funded status of the defined benefit pension plans at November 30, 1997, which reflects the defined benefit plan curtailments discussed above, and November 30, 1996 was as follows:

                                         Qualified          Non-Qualified
                                      (in thousands)       (in thousands)
                                      1997      1996      1997      1996
Accumulated benefit obligation:
     Vested                         $ 6,597    $5,014    $7,327    $5,376
     Non-vested                                   329       180       145
                                    $ 6,597    $5,343    $7,507    $5,521

Projected benefit obligation        $ 6,597    $8,449    $8,723    $8,049
Plan assets                          (8,802)   (6,737)
(Overfunded) unfunded accumulated
   benefits                          (2,205)    1,712     8,723     8,049
Unrecognized prior service cost                  (322)     (326)     (174)
Unrecognized losses                            (1,789)             (1,390)
(Prepaid) accrued pension obligation$(2,205)   $ (399)   $8,397    $6,485

     Assumptions used in accounting for the defined benefit pension plans are as follows:

       Discount rate at end of year                       7.5%
       Rate of increase in future compensation levels     5.0%*
       Expected long-term rate of return on assets        8.5%

  *  Only applies to non-qualified defined benefit plan in 1997.


NOTE 12 - RECENT PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Standard ("SFAS") No. 128, "Earnings Per Share" which requires dual presentation of basic and diluted earnings per share rather than the current requirement for "primary" earnings per share. SFAS No. 128 is effective for periods ending after December 15, 1997 and early adoption is not permitted. Pro-forma basic and diluted earnings per share, as compared with primary earnings per share currently presented in the Company's financial statements for the years ended November 30, 1997, 1996 and 1995, is as follows:

                                             YEARS ENDED NOVEMBER 30,
                                             1997      1996      1995
Earnings Per Share:
   As reported                               $2.23     $1.95     $1.59
   Pro-forma:
     Basic                                   $2.24     $1.96     $1.59
     Diluted                                 $2.23     $1.92     $1.57

NOTE 13 - SUPPLEMENTAL CASH FLOW INFORMATION

                                              YEARS ENDED NOVEMBER 30,
                                              1997      1996      1995
                                                      (in thousands)
Cash paid during the year for:
  Interest (net of amount capitalized)      $ 56,967  $ 68,337  $ 62,868
  Income taxes                              $  5,755  $  8,752  $  8,671

Noncash investing and financing activities:
  Class A Common Stock issued for various
    stock plans                             $  2,247  $  1,102  $    854
  Class A Common Stock issued for conversion
    of Convertible Notes (see Note 5)       $ 39,085  $ 76,294
  Class A Common Stock issued for acquisition
    of an interest in Airtours (see Note 4)           $144,171
  Conversion of Class B Common Stock
    into Class A Common Stock               $    550
  Sale of Rotterdam V                       $ 31,208

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of Carnival Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Carnival Corporation and its subsidiaries at November 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





/s/PRICE WATERHOUSE LLP

PRICE WATERHOUSE LLP


Miami, Florida
January 19, 1998

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

     Carnival Corporation and its subsidiaries (the "Company") earns its cruise revenues primarily from (i) the sale of passenger tickets, which includes accommodations, meals, most shipboard activities and in many cases airfare, and (ii) the sale of goods and services on board its cruise ships, such as casino gaming, liquor sales, gift shop sales and other related services. The Company also derives revenues from the tour and related operations of HAL Antillen N.V. ("HAL").

     For selected segment information related to the Company's revenues, gross operating profit, operating income and other financial information, see Note 10 in the accompanying financial statements. The following table presents operations data expressed as a percentage of total revenues and selected statistical information for the periods indicated:

                                              YEARS ENDED NOVEMBER 30,
                                          1997         1996         1995
REVENUES                                  100%         100%         100%

COSTS AND EXPENSES:
     Operating expenses                    54           56           57
     Selling and administrative            12           12           12
     Depreciation and amortization          7            7            6

OPERATING INCOME BEFORE INCOME
   FROM AFFILIATED OPERATIONS              27           25           25

INCOME FROM AFFILIATED OPERATIONS, NET      2            2

OPERATING INCOME                           29           27           25

NONOPERATING INCOME (EXPENSE)              (2)          (1)          (2)

NET INCOME                                 27%          26%          23%

SELECTED STATISTICAL INFORMATION:
     Passengers carried             1,945,000    1,764,000     1,543,000
     Passenger cruise days         11,908,000   10,583,000     9,201,000
     Occupancy percentage              108.3%       107.6%        105.0%

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

     The Company's cruise and tour operations experience varying degrees of seasonality. The Company's revenue from the sale of passenger tickets for Carnival Cruise Lines' ("Carnival") ships is moderately seasonal. Historically, demand for Carnival cruises has been greater during the periods from late June through August and lower during the fall months. HAL cruise revenues are more seasonal than Carnival's cruise revenues. Demand for HAL cruises is strongest during the summer months when HAL ships operate in Alaska and Europe for which HAL obtains higher pricing. Demand for HAL cruises is lower during the winter months when HAL ships sail in more competitive markets. The Company's tour revenues are extremely seasonal with a majority of tour revenues generated during the late spring and summer months in conjunction with the Alaska cruise season.

     Average cruise capacity for the three cruise lines wholly-owned by the Company is expected to increase 6% during fiscal 1998 as a result of the introduction into service of Carnival's cruise ship Elation in March 1998. Average capacity is expected to increase 13% and 15% during fiscal 1999 and 2000, respectively, as a result of new vessel deliveries.

     In June 1997, the Company acquired an interest in Il Ponte S.p.A. ("Costa"), the parent company of Costa Crociere S.p.A., which it records using the equity basis of accounting. Starting with the Company's quarter ended November 30, 1997, the Company's portion of Costa's operating results were recorded by the Company on a two month lag basis. The Company's portion of Airtours plc's ("Airtours") operating results are similarly recorded on a two month lag basis. Costa's and Airtours' earnings are seasonal due to the seasonal nature of the European leisure travel industry and Mediterranean cruise season. During the last several years, Airtours' and Costa's quarters ending June 30 and September 30 have been profitable, with the quarter ending September 30 being their most profitable quarter. During this same period, Airtours and Costa experienced seasonal losses in their quarters ending December 31 and March 31.


     Fiscal Year Ended November 30, 1997 Compared
     To Fiscal Year Ended November 30, 1996

     Revenues

     The increase in total revenues of $234.9 million, or 10.6%, from 1996 to 1997 was due to a 12.7% increase in cruise revenues which was partially offset by a decrease in tour revenues. The increase in cruise revenues was primarily the result of an 11.7% increase in capacity for the period resulting from the addition of Carnival's cruise ships Inspiration and Carnival Destiny in March and November 1996, respectively, and Holland America Line's cruise ship Veendam in May 1996. The capacity increase resulting from the introduction of new vessels was also affected by the removal from service from Carnival's fleet of the Festivale in April 1996 and Holland America Line's Rotterdam V in September 1997. The Rotterdam VI entered service in November 1997, approximately five weeks later than planned because of late delivery by the shipyard. The expected impact on the Company's fourth quarter 1997 net earnings from the late delivery of the Rotterdam was largely mitigated.

     Occupancy rates in fiscal 1997 were up .7% and gross revenue per passenger cruise day was up .1% resulting in an increase of .9% in gross yield (total revenue per lower berth).

     Revenues from the Company's tour operations decreased $20.7 million, or 7.9%, to $242.6 million in 1997 from $263.4 million in 1996. The decrease was primarily the result of a decrease in the tour and transportation revenues due to a reduction in the number of tour passengers.

     Costs and Expenses

     Operating expenses increased $81.4 million, or 6.6%, from 1996 to 1997. Cruise operating costs increased by $95.2 million, or 8.7%, to $1,184.8 million in 1997 from $1,089.6 million in 1996, primarily due to additional costs associated with the increased capacity in 1997. Tour operating expenses decreased $15.3 million, or 7.4%, from 1996 to 1997 primarily due to the decrease in tour passengers.

     Selling and administrative costs increased $21.7 million, or 7.9%, primarily due to an increase in payroll and related costs associated with the increase in capacity during 1997 as compared with 1996.

     Depreciation and amortization increased by $22.3 million, or 15.4%, to $167.3 million in 1997 from $145.0 million in 1996 primarily due to the addition of the Inspiration, the Carnival Destiny and the Veendam.

     Affiliated Operations

     Approximately $35.7 million of income from affiliated operations in 1997 was attributable to the Company's 28% interest in Airtours, acquired in April 1996. See "Affiliated Operations" for the "Fiscal Year Ended November 30, 1996 Compared To Fiscal Year Ended November 30, 1995" below for a description of the Company's equity in earnings from Airtours in 1996.

     In June 1997 the Company acquired an approximate 50% interest in Costa. The Company is recording its share of Costa's earnings on a two month lag basis. During 1997, the Company's share of earnings from Costa, amounting to $15.5 million, was recorded for Costa's three months ended September 30, 1997. Costa's earnings are seasonal and most of Costa's earnings are generated in their quarter ended September 30.

     See "General" above for a discussion of Airtours' and Costa's seasonality. See Note 4 in the accompanying financial statements for more information regarding the Company's equity investments.

     Nonoperating Income (Expense)

    Interest income decreased $9.9 million in 1997 primarily due to a decrease in cash balances and notes receivable. See "Nonoperating Income (Expense)" for the "Fiscal Year Ended November 30, 1996 Compared To Fiscal Year Ended November 30, 1995" below for a description of the higher cash and notes receivable balances in 1996. Gross interest expense (excluding capitalized interest) decreased $17.1 million in 1997 as a result of reduced debt balances. Capitalized interest decreased $9.0 million due to lower levels of investments in ship construction projects during fiscal 1997 as compared with fiscal 1996.

     Other income in fiscal 1997 of $5.4 million represents the net effect of the recognition of the remaining deferred gain from the sale of Carnival's Festivale, less a loss from the sale of Holland America Line's Rotterdam V, and certain other miscellaneous gains and losses. See "Nonoperating Income (Expense)" for the "Fiscal Year Ended November 30, 1996 Compared To Fiscal Year Ended November 30, 1995" below for a description of items included in other income (expense) in fiscal 1996.


     Fiscal Year Ended November 30, 1996 Compared
     To Fiscal Year Ended November 30, 1995

     Revenues

     The increase in total revenues of $214.4 million, or 10.7%, from 1995 to 1996 was comprised primarily of a $202.7 million, or 11.3%, increase in cruise revenues for the period. The increase in cruise revenues was primarily the result of a 12.2% increase in capacity for the period resulting from the introduction into service of Carnival's cruise ships Imagination in July 1995 and Inspiration in March 1996 and Holland America Line's cruise ship Veendam in May 1996 less the removal from service from Carnival's fleet of the Festivale in April 1996. Occupancy rates were up 2.5% and gross revenue per passenger cruise day was down 3.3% resulting in a decrease of .9% in gross yield (total revenue per lower berth). Gross revenue per passenger cruise day decreased primarily due to a reduction in the percentage of passengers electing the Company's air program and due to slightly lower pricing in the cruise market. When a passenger elects to purchase his/her own air transportation, rather than use the Company's air program, both the Company's cruise revenues and operating expenses decrease by approximately the same amount. Also affecting cruise revenues in 1995 were lost revenues resulting from the cancellation of four one-week cruises in order to repair minor fire damage to Carnival's Celebration.

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

     Affiliated Operations

     During fiscal 1996, the Company recorded $46.0 million of earnings from affiliated operations. A significant portion of such earnings are attributable to the Company's investment in Airtours. The Company acquired its equity interest in Airtours in April 1996 and is recording its share of Airtours' earnings on a two month lag basis. During 1996, the Company's share of earnings for Airtours was recorded for Airtours' six months ended September 30, 1996 which amounted to $35.7 million excluding the Company's capital costs incurred in connection with the investment. Airtours' operations are seasonal and historically have resulted in losses for the first half of its fiscal year. Had the Company recorded its equity in Airtours' earnings for Airtours' entire fiscal year ended September 30, 1996, the Company's share of Airtours' earnings would have been $22.2 million instead of the $35.7 million recorded by the Company in 1996.

     Nonoperating Income (Expense)

     Interest income increased $4.2 million primarily due to the Company's holding of 13 percent senior secured notes (which were redeemed in April 1996) of Norwegian Cruise Line, Ltd. and, to a lesser degree, increases in cash balances. Cash balances, up to the closing of the Airtours transaction in April 1996, increased due to United Kingdom regulatory requirements applicable to the Company's tender offer to acquire its interest in Airtours. Gross interest expense (excluding capitalized interest) increased $8.0 million primarily as a result of additional borrowings required in connection with the Company's investment in Airtours. Capitalized interest increased $7.0 million due to higher investment levels in vessels under construction.

     Other income increased to $23.4 million in 1996 primarily as a result of a $32.0 million gain from settlement of bankruptcy claims against Wartsila less a loss of $15.8 million on the sale of the notes receivable generated from the sale of Carnival's Crystal Palace Hotel and Casino. Other income of $19.1 million in 1995 is primarily a result of a $14.4 million gain from the settlement of litigation with Metra Oy and a gain from the sale of the Company's entire interest in Epirotiki Cruise Line. These gains in 1995 were partially offset by the loss from the Celebration fire incident discussed above and certain other non-related, non-recurring items.


LIQUIDITY AND CAPITAL RESOURCES

     Sources and Uses of Cash

     The Company's business provided $877.6 million of net cash from operations during fiscal 1997, an increase of 18.3% compared to the corresponding period in 1996.

     During fiscal 1997, the Company expended approximately $497.7 million on capital projects, of which $294.4 million was spent in connection with its ongoing shipbuilding program. The remainder was spent on the acquisition of a private island in the Caribbean to be used as a destination for certain HAL itineraries, transportation equipment, vessel refurbishments, tour assets and other equipment.

     The Company made scheduled principal payments totaling approximately $66.4 million under various individual vessel mortgage loans during fiscal 1997. During this same period, the Company made net repayments of $184.7 million under its commercial paper programs.

     In June 1997, the Company and Airtours completed the acquisition of Costa. The cost of the acquisition of Costa in the Company's financial statements was approximately $38 million. In addition, the Company guaranteed approximately $103 million of indebtedness related to the acquisition. See Note 4 of Notes to Consolidated Financial Statements for additional information related to this acquisition.

     Future Commitments

     The Company has contracts for the delivery of six new vessels over the next three years. The Company will pay approximately $646 million during fiscal 1998 relating to the construction and delivery of those new cruise ships and approximately $1.2 billion beyond November 30, 1998. In September 1997, the Company announced that it is in negotiations with shipyards for an additional newbuilding package for its Carnival Cruise Lines, Holland America Line and Costa brands which is expected to cost approximately $2 billion. The Company also has an agreement to acquire a 312 berth cruise ship in the spring of 1998 for approximately $45 million. At November 30, 1997, the Company had $1,074.9 million of long-term debt of which $259.6 million is due during fiscal 1998. Included in the $259.6 million of debt due during fiscal 1998 is $200.0 million of Unsecured 5.75% Notes Due March 15, 1998 which the Company plans to repay through borrowings under the commercial paper programs or through issuance of long-term debt. See Note 5 in the accompanying financial statements for more information regarding the Company's debt. The Company also enters into forward foreign currency contracts and interest rate swap agreements to hedge the impact of foreign currency and interest rate fluctuations.

     Management has undertaken a company wide program to prepare the Company's computer systems and other applications for the year 2000. Possible year 2000 problems create risk for a company in that unforseen problems in its own computer systems or those of its third party suppliers could have a material impact on a company's ability to conduct its business operations. The purpose of the Company's program is to identify significant year 2000 exposures and to update its computer systems and business operations to deal with those exposures. The Company expects to incur internal staff costs as well as consulting and other expenses to prepare the systems for the year 2000, which are not expected to be material to the Company's operating results.

     Funding Sources

     Cash from operations is expected to be the Company's principal source of capital to fund its debt service requirements and ship construction costs. In addition, the Company may also fund a portion of these cash requirements from borrowings under its U.S. Dollar Revolver or commercial paper programs and/or through the issuance of long-term debt in the public or private markets. As of November 30, 1997, the Company had $911 million available for borrowing under its U.S. Dollar Revolver and Multi-currency Revolving Credit Facility.

     To the extent that the Company should require or choose to fund future capital commitments from sources other than operating cash or from borrowings under its revolving credit facilities and/or commercial paper programs, the Company believes that it will be able to secure such financing from banks or through the offering of short-term or long-term debt and/or equity securities in the public or private markets. In January 1998, the Company issued $200 million of 6.65% Debentures due January 15, 2028. Also, the Company has filed Registration Statements on Form S-3 (the "Shelf Registration") relating to shelf offerings of debt or equity securities. The remaining aggregate principal amount of debt or equity securities available under the Shelf Registration is $800 million.


SELECTED FINANCIAL DATA

     The selected financial data presented below for the fiscal years ended November 30, 1993 through 1997 and as of the end of each such fiscal year are derived from the financial statements of the Company and should be read in conjunction with such financial statements and the related notes.

                               FISCAL YEAR ENDED NOVEMBER 30,
                     1997        1996        1995       1994        1993
                            (in thousands, except per share data)
INCOME STATEMENT DATA:
Total revenues   $2,447,468  $2,212,572  $1,998,150  $1,806,016  $1,556,919
Operating income
 before income from
 affiliated
 operations      $  660,979  $  551,461  $  490,038  $  443,674  $  347,666
Operating income $  714,070  $  597,428  $  490,038  $  443,674  $  347,666
Net income       $  666,050  $  566,302  $  451,091  $  381,765  $  318,170

Earnings per share 1) $2.23       $1.95       $1.59       $1.35       $1.13
Dividends declared
 per share (1)        $.480       $.380       $.315       $.285       $.280
Passenger cruise days11,908      10,583       9,201       8,102       7,003
Percent of total
 capacity(2)         108.3%      107.6%      105.0%      104.0%      105.3%


                                          AS OF NOVEMBER 30,
                     1997        1996         1995        1994        1993
                                         (in thousands)
BALANCE SHEET DATA:

Total assets     $5,426,775  $5,101,888  $4,105,487  $3,669,823  $3,218,920
Long-term debt and
Convertible Notes$1,015,294  $1,316,632  $1,150,031  $1,161,904  $1,031,221
Total shareholders'
 equity          $3,605,098  $3,030,884  $2,344,873  $1,928,934  $1,627,206

----------------------------------

(1) All per share amounts for 1993 and 1994 have been adjusted to reflect a two-for-one stock split effective November 30, 1994.

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


MARKET PRICE FOR CAPITAL STOCK

     The following table sets forth for the periods indicated the high and low market prices for the Class A Common Stock on the New York Stock
Exchange:

                                                     SALES PRICE
                                                HIGH              LOW
Fiscal Year ended November 30, 1997:
     First Quarter                            $36.750            $29.750
     Second Quarter                           $39.500            $34.125
     Third Quarter                            $45.250            $37.625
     Fourth Quarter                           $54.250            $43.688

Fiscal Year ended November 30, 1996:
     First Quarter                            $29.000            $22.750
     Second Quarter                           $30.125            $26.125
     Third Quarter                            $31.500            $24.500
     Fourth Quarter                           $31.875            $27.375


     As of January 12, 1998, there were approximately 3,975 holders of record of the Company's Class A Common Stock. While no tax treaty currently exists between the Republic of Panama and the United States, under current law, the Company believes that distributions to its shareholders are not subject to taxation under the laws of the Republic of Panama.


SELECTED QUARTERLY FINANCIAL DATA (unaudited)

     Quarterly financial results for the year ended November 30, 1997 are as follows:

                                             FOR THE QUARTER
                                  FIRST      SECOND     THIRD      FOURTH
                                   (in thousands, except per share data)
Total revenues                  $521,082    $596,614   $805,421   $524,351
Gross profit                    $224,144    $258,930   $417,301   $224,424
Operating income before income
 from affiliated operations     $103,944    $140,253   $308,590   $108,192
Operating income                $ 94,962    $137,541   $318,961   $162,606
Net income                      $ 85,360    $127,447   $297,893   $155,350
Earnings per share                  $.29        $.43      $1.00       $.52



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


FORWARD-LOOKING STATEMENTS

     Certain statements under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements of the Company to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and pricing and passenger yields for the Company's cruise products; consumer demand for cruises; pricing policies followed by competitors of the Company; increases in cruise industry capacity; changes in tax laws and regulations (see Part II, Item 5 (d) - Taxation of the Company in the Company's filing of Form 10-K for the period ended November 30, 1997); the ability of the Company to implement its shipbuilding program and to expand its business outside the North American market where it has less experience; delivery of new vessels on schedule and at the contracted price; weather patterns; unscheduled ship repairs and drydocking; incidents involving cruise vessels at sea; and changes in laws and government regulations applicable to the Company.