Form 10-K, Exhibit 13
period 1998-11-30
CARNIVAL CORP
filed 1999-02-25
CIK 815097

EXHIBIT 13
                              CARNIVAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                        (in thousands, except par value)

                    ASSETS                                 NOVEMBER 30,
                                                        1998          1997
CURRENT ASSETS
   Cash and cash equivalents                        $  137,273     $ 139,989
   Short-term investments                                5,956         9,738
   Accounts receivable, net                             60,837        57,090
   Consumable inventories, at average cost              75,449        54,970
   Prepaid expenses and other                           90,764        74,238
        Total current assets                           370,279       336,025

PROPERTY AND EQUIPMENT, Net                          5,768,114     4,327,413

OTHER ASSETS
   Investments in and advances to affiliates           546,693       479,329
   Goodwill, less accumulated amortization of
      $72,255 and $62,256                              437,464       212,607
   Other assets                                         56,773        71,401
                                                    $7,179,323    $5,426,775

     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Current portion of long-term debt                $   67,626    $   59,620
   Accounts payable                                    168,546       106,783
   Accrued liabilities                                 206,968       154,253
   Customer deposits                                   638,383       420,908
   Dividends payable                                    53,590        44,578
        Total current liabilities                    1,135,113       786,142

LONG-TERM DEBT                                       1,563,014     1,015,294

DEFERRED INCOME AND OTHER LONG-TERM LIABILITIES         63,036        20,241

COMMITMENTS AND CONTINGENCIES (Notes 2 and 9)

MINORITY INTEREST                                      132,684

SHAREHOLDERS' EQUITY
   Common Stock; $.01 par value; 960,000 shares
   authorized; 595,448 and 594,408 shares issued and
     outstanding                                         5,955        5,944
   Paid-in-capital                                     880,488      863,125
   Retained earnings                                 3,379,628    2,731,213
   Other                                                19,405        4,816
        Total shareholders' equity                   4,285,476    3,605,098
                                                    $7,179,323   $5,426,775

The accompanying notes are an integral part of these consolidated financial statements.

                      CARNIVAL CORPORATION
              CONSOLIDATED STATEMENTS OF OPERATIONS
              (in thousands, except per share data)


                                                YEARS ENDED NOVEMBER 30,
                                              1998        1997       1996
REVENUES                                  $3,009,306  $2,447,468  $2,212,572

COSTS AND EXPENSES
   Operating expenses                      1,619,377   1,322,669   1,241,269
   Selling and administrative                369,469     296,533     274,855
   Depreciation and amortization             200,668     167,287     144,987
                                           2,189,514   1,786,489   1,661,111
OPERATING INCOME BEFORE INCOME FROM
  AFFILIATED OPERATIONS                      819,792     660,979     551,461

INCOME FROM AFFILIATED OPERATIONS, NET        76,732      53,091      45,967

OPERATING INCOME                             896,524     714,070     597,428

NONOPERATING INCOME (EXPENSE)
   Interest income                            10,257       8,675      18,597
   Interest expense, net of
     capitalized interest                    (57,772)    (55,898)    (64,092)
   Other income, net                           1,793       5,436      23,414
   Income tax expense                         (3,815)     (6,233)     (9,045)
   Minority interest                         (11,102)
                                             (60,639)    (48,020)    (31,126)
NET INCOME                                $  835,885  $  666,050  $  566,302

EARNINGS PER SHARE:
   Basic                                       $1.40       $1.12        $.98
   Diluted                                     $1.40       $1.12        $.96


The accompanying notes are an integral part of these consolidated financial statements.

                            CARNIVAL CORPORATION
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (in thousands)

                                                     YEARS ENDED NOVEMBER 30,
                                                    1998      1997      1996
OPERATING ACTIVITIES
   Net income                                   $ 835,885  $666,050  $566,302
   Adjustments to reconcile net income to
     net cash provided from operating activities:
       Depreciation and amortization              200,668   167,287   144,987
       Income from affiliates in excess of
         dividends received                       (63,059)  (46,569)  (43,224)
       Minority interest                           11,102
       Other                                       (8,428)    2,540    19,639
   Changes in operating assets and liabilities,
     excluding businesses acquired and consolidated:
       Decrease (increase) in:
         Receivables                                  137   (21,229)   (4,432)
         Consumable inventories                    (3,913)   (1,689)   (4,461)
         Prepaid expenses and other               (15,369)      903    (4,919)
       Increase (decrease) in:
         Accounts payable                          18,758    22,035    (5,489)
         Accrued liabilities                       42,401    20,042    13,028
         Customer deposits                         73,658    68,210    60,092
        Net cash provided from operating
          activities                            1,091,840   877,580   741,523
INVESTING ACTIVITIES
   Additions to property and equipment, net    (1,150,413) (497,657) (901,905)
   Proceeds from sale of assets                    47,028    17,041    94,291
   Proceeds from litigation settlements
    applied to cost of ships                                           43,050
   Acquisition of consolidated subsidiaries, net (242,868)
   Purchase of equity interests in affiliates               (38,378) (163,112)
   Other (additions to) reductions in
    investments in and advances to
    affiliates, net                                  (380)   39,540   (23,903)
   Decrease in short-term investments, net          4,052     2,748    37,710
   Other, net                                      21,528    21,805    94,644
        Net cash used for investing activities (1,321,053) (454,901) (819,225)
FINANCING ACTIVITIES
   Proceeds from long-term debt                 1,404,395   155,366   971,361
   Principal payments of long-term debt        (1,006,586) (424,391) (735,246)
   Dividends paid                                (178,458) (130,456) (103,877)
   Proceeds from issuance of Common Stock          11,399     5,162     3,728
   Other                                           (4,253)
        Net cash provided from (used for)
          financing activities                    226,497  (394,319)  135,966
    Net (decrease) increase in cash and
     cash equivalents                              (2,716)   28,360    58,264
Cash and cash equivalents at beginning
  of year                                         139,989   111,629    53,365
Cash and cash equivalents at end of year       $  137,273  $139,989  $111,629

The accompanying notes are an integral part of these consolidated financial statements.

                              CARNIVAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

     Description of Business

     Carnival Corporation, a Panamanian corporation, and its wholly and majority owned subsidiaries (referred to collectively as the "Company") operate five cruise lines under the brand names Carnival Cruise Lines ("Carnival"), Cunard Line ("Cunard"), Holland America Line ("Holland America"), Seabourn Cruise Line ("Seabourn") and Windstar Cruises ("Windstar") and a tour business, Holland America Westours. Carnival operates thirteen cruise ships cruising primarily in the Caribbean, Mexican Riviera and Alaska. Holland America operates eight cruise ships cruising primarily in Alaska, the Caribbean and Europe and Windstar operates four luxury, sail-powered vessels which call on more exotic locations inaccessible to larger ships, primarily in the Caribbean, Europe and Central America. Cunard and Seabourn operate five and three luxury cruise vessels, respectively, to worldwide destinations (see Note 13). Holland America Line-Westours Inc. markets sightseeing tours both separately and as a part of Holland America cruise/tour packages. Holland America Westours operates 14 hotels in Alaska and the Canadian Yukon, two luxury dayboats offering tours to the glaciers of Alaska and the Yukon River, over 280 motor coaches used for sightseeing and charters in the states of Washington and Alaska and in the Canadian Rockies and 13 private domed rail cars which are run on the Alaskan Railroad between Anchorage and Fairbanks.

     The Company has a 50% direct equity interest in Il Ponte S.p.A. ("Il Ponte"), the parent company of Costa Crociere, S.p.A. ("Costa"), an Italian cruise company. Additionally, the Company has a 26% interest in Airtours plc ("Airtours"), a large publicly traded air-inclusive integrated leisure travel company headquartered in England, and a 23% interest in a casino development and management company, CRC Holdings, Inc. ("CRC"). Costa operates seven cruise ships in Europe, the Caribbean and South America and its cruises are marketed primarily to Europeans. Airtours provided holidays for approximately eight million people in 1998 primarily from the United Kingdom, Scandinavia and North America and owns or operates over 800 retail travel shops, 36 aircraft, three cruise ships (an additional ship is scheduled to be delivered in 1999), 26 holiday hotels and develops and markets vacation ownership resorts. Airtours also owns the other 50% of Il Ponte not owned by the Company. CRC's casino activities are located in the United States and Canada.

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and Cash Equivalents and Short-Term Investments

     Cash and cash equivalents include investments with original maturities of three months or less and are stated at cost which approximates market value. At November 30, 1998 and 1997, cash and cash equivalents include $94 million and $105 million of investments, respectively, primarily comprised of commercial paper.

     Short-term investments are comprised of marketable debt which are categorized as available for sale and, accordingly, are stated at their fair values. Unrealized gains and losses are included as a component of other shareholders' equity until realized.

    Property and Equipment

    Property and equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over estimated useful lives as follows:

                                                      YEARS
          Vessels                                     11-30
          Buildings and improvements                  10-40
          Equipment                                    2-20
          Leasehold improvements             shorter of the lease term
                                               or related asset life

     The Company capitalizes interest on vessels and other capital projects during the construction period. Interest is capitalized using rates equivalent to the Company's weighted average borrowing rate.

     The Company reviews its long-lived assets, identifiable intangibles and goodwill and reserves for their impairment, based generally upon estimated future undiscounted cash flows, whenever events or changes in circumstances indicate the carrying amount of these assets may not be fully recoverable.

     Costs associated with drydocking are capitalized as prepaid expenses and charged to expense generally over the lesser of 12 months or the period to the next scheduled drydock.

     Investments in and Advances to Affiliates

     The Company accounts for its investments based on its ability to exercise influence over the financial and operating policies of the investee. The Company consolidates affiliates in which it has control, as typically evidenced by a direct ownership interest of greater than 50%. For affiliates where significant influence exists, as typically evidenced by a direct ownership interest from 20% to 50%, the investment is accounted for using the equity method. When the Company does not have significant influence, as typically evidenced by a direct ownership interest of less than 20% or where the ability to exercise control or significant influence is temporary, the investment is accounted for using the cost method.

     The Company's percentage share of the affiliated companies' net income (loss), net of amortization of goodwill, as well as any related interest income or royalty fee income from those affiliates, is recorded as "Income from Affiliated Operations, Net" in the accompanying statements of operations. The Company's investments in and advances to affiliates are reported as "Investments in and Advances to Affiliates" in the accompanying balance sheets. In the event of the issuance of stock by an affiliate, the Company generally recognizes a gain or loss (see
Note 4). At November 30, 1998 and 1997, the costs in excess of the net assets acquired of affiliates ("goodwill") was $241 and $266 million, respectively, and it is being amortized using the straight-line method over periods ranging from 30 to 40 years.

     Goodwill

     Goodwill of $275 million resulting from the acquisition of HAL Antillen, N.V. ("HAL"), the parent company of Holland America, Windstar and Holland America Westours, and $235 million resulting from the acquisition of Cunard and consolidation of Seabourn is being amortized using the straight-line method over 40 years.

     Foreign Currency Contracts

     All of the Company's significant contracts to buy foreign currency are forward contracts entered into to hedge foreign currency fluctuations of firm commitments related to the construction of cruise ships. These off-balance sheet contracts are not held for trading purposes. Changes in the market value and any discounts or premiums on these forward foreign currency contracts are recorded at maturity, which coincides with the dates when the related foreign currency payments are to be made, with any resulting gain or loss included in the cost of the vessel.

     Revenue and Expense Recognition

     Customer cruise deposits represent unearned revenues and are initially recorded as customer deposit liabilities on the balance sheet when received. Customer deposits are subsequently recognized as cruise revenue, together with revenue from shipboard activities and all associated direct costs of a voyage, generally upon completion of voyages with durations of ten days or less and on a pro rata basis for voyages in excess of ten days. Certain revenues and expenses from pro rata voyages are estimated. Revenues and expenses from tour and related services are recognized at the time the services are performed or expenses are incurred.


     Advertising Costs

     Substantially all of the Company's advertising costs are charged to expense as incurred, except costs which result in tangible assets, such as brochures, which are recorded as prepaid expenses and charged to expense as consumed. Advertising expense totaled $142 million in 1998, $112 million in 1997 and $109 million in 1996. At November 30, 1998 and 1997, $18.8 million and $17.2 million, respectively, of advertising related costs, principally brochures, were included in prepaid expenses and other in the accompanying balance sheets.

     Foreign Currency Transactions

     Substantially all of the Company's operating and financing transactions are settled in U.S. dollars. Gains or losses resulting from these types of transactions which are denominated in other currencies and remeasurements of assets and liabilities denominated in other currencies are recognized in income currently.

  Income Taxes

     Under the Internal Revenue Code, corporations incorporated outside the United States ("U.S.") are exempt from U.S. corporate income tax on U.S. source income from international passenger cruise operations if (i) their countries of incorporation exempt shipping operations of U.S. persons from income tax (the "Incorporation Test") and (ii) they meet one of three tests with respect to their stockholders: a "CFC Test" (which is satisfied if the company is a controlled foreign corporation), an "Ultimate Owner Test" (which is satisfied if the majority of the company's stock is ultimately owned by residents of certain foreign countries) or a "Publicly Traded Test" (described below). The Company's cruise ship operations meet the Incorporation Test since they are incorporated in countries which exempt U.S. persons involved in shipping operations from their income tax. The Company does not currently meet either the CFC Test or the Ultimate Owner Test. However, management believes that the Company has met the Publicly Traded Test since July 16, 1997. During fiscal 1996 and through July 15, 1997 of fiscal 1997, management believes that the Company met the CFC Test. Accordingly, management believes that the Company's income from cruise operations has been and is exempt from U.S. income tax. However, there is no authority that addresses the treatment of a corporation that meets the CFC Test and the Publicly Traded Test for only part of its taxable year, as the Company did in fiscal 1997.

     A corporation meets the Publicly Traded Test if the stock of the corporation (or its direct or indirect corporate parent) is "primarily and regularly traded on an established securities market" in the U.S. Although no U.S. Department of Treasury ("Treasury") regulations have been promulgated which explain when stock is primarily and regularly traded for purposes of this exemption, Treasury regulations have been promulgated which interpret a similar phrase under another section. Under that section's regulations, stock is considered primarily and regularly traded if (i) 80% (by vote and value) of the stock of the corporation is listed on an established securities market in the U.S. where more shares are traded than in any other country,
(ii) trades of the stock are effected on that market, other than in small quantities, on at least 60 days during the taxable year,
(iii) the aggregate number of shares so traded is equal to 10% or more of the average number of shares outstanding during the taxable year, and (iv) the company is not "closely held." Management believes that the Company meets these requirements. The Company has only one class of stock outstanding, the Common Stock, which is listed on the New York Stock Exchange ("NYSE"), where more shares trade than in any other country. Trades of the Common Stock have been effected in more than acceptable quantities on every business day since the Company's initial public offering, and the annual volume of these trades has significantly exceeded 10% of the average number of shares outstanding. Moreover, management believes that any stock traded on the NYSE is considered as traded on a qualifying exchange and, to the best of management's knowledge, the Company is not closely held because no person other than members of the Arison family and certain related entities (the "Arison Group") owns more than 5% of the Company's stock and the Arison Group holds less than 50% of the outstanding shares.

     Accordingly, management believes that virtually all of the Company's income (with the exception of its U.S. source income from the transportation, hotel and tour businesses of Holland America Westours) is exempt from U.S. federal income taxes. If the Company was found not to meet the Publicly Traded Test (and also did not meet the CFC Test or the Ultimate Owner Test) or if the Internal Revenue Code were to be changed in a manner adverse to the Company, much of the Company's income would become subject to taxation by the U.S. at higher than normal corporate tax rates.

     Earnings Per Share

     In 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" which requires the dual presentation of basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during each period. Diluted earnings per share is computed by dividing net income, as adjusted, by the weighted average number of shares of common stock, common stock equivalents and other potentially dilutive securities outstanding during each period. In accordance with the provisions of SFAS No. 128, and as a result of the 1998 stock split, the Company has retroactively restated prior years' earnings per share (see Notes 6 and 12).

     Stock-Based Compensation

     The Company accounts for stock-based compensation using the intrinsic value method and discloses certain fair market value pro forma information with respect to its stock-based compensation activities (see Note 11).

NOTE 3 - PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                        November 30,
                                                   1998           1997
                                                       (in thousands)
Vessels                                          $5,754,218    $4,536,382
Vessels under construction                          526,529       182,929
                                                  6,280,747     4,719,311
Land, buildings and improvements                    217,597       194,013
Transportation and other equipment                  322,069       268,520
   Total property and equipment                   6,820,413     5,181,844
Less accumulated depreciation and amortization   (1,052,299)     (854,431)
                                                 $5,768,114    $4,327,413

     Interest costs associated with the construction of property and equipment, consisting primarily of vessels, are capitalized during the construction period and amounted to $35.1 million in 1998, $16.8 million in 1997 and $25.8 million in 1996.

NOTE 4 - INVESTMENTS IN AND ADVANCES TO AFFILIATES

    In June 1997, the Company and Airtours completed a joint offer to acquire the equity securities of Costa, an Italian cruise company. The Company and Airtours each own 50% of Il Ponte, a holding company which currently owns approximately 100% of Costa. The cost of the Company's acquisition of its 50% direct interest was approximately $141 million, of which approximately $103 million was paid by Il Ponte and the balance was paid by the Company. The $103 million paid by Il Ponte was funded through Il Ponte debt, which is guaranteed by the Company and is outstanding at November 30, 1998. The Company is recording its interest in Il Ponte's consolidated results of operations on a two-month lag basis using the equity method. It is not practicable to estimate the fair value of Il Ponte as it is not a publicly traded entity.

     In April 1996, the Company acquired a 28% interest in Airtours for approximately $307 million. Approximately $163 million was paid in cash and the balance in 10,602,372 shares of the Company's Common Stock. At November 30, 1998, the market value of the Company's investment in Airtours, based on the closing price of Airtours' stock on the London Stock Exchange, was approximately $835 million as compared with the carrying value of the Company's investment in Airtours of $432 million. The Company is recording its interest in Airtours' consolidated results of operations on a two-month lag basis using the equity method. In 1998, the Company's interest in Airtours has been reduced to approximately 26% as a result of the conversion of Airtours preference shares into Airtours common stock and the issuance of Airtours common stock in conjunction with two of its acquisitions, as discussed below.

     In July and September 1998, Airtours issued approximately 18.5 million and 2.2 million shares of its common stock at $7.02 per share and $6.00 per share, respectively, in connection with acquisitions. The issuance of these shares reduced the Company's ownership of Airtours from approximately 27% to 26%. As a result of these transactions, the Company recognized a net gain, after a provision for deferred income taxes, of $14.8 million, which is included in other nonoperating income in the accompanying statements of operations.

     At November 30, 1997, the Company owned a 23% interest in CHC International, Inc. ("CHC"), a hotel and casino management and development company. In June 1998, CHC consummated its merger with Patriot American Hospitality, Inc. ("Patriot"), whereby Patriot acquired CHC's hotel management division and CHC's shareholders received shares of redeemable preferred stock convertible into Patriot common stock ("Patriot Stock"). Immediately prior to this merger, CHC's gaming division was spun off into CRC, in which the Company continues to own a 23% interest. As a result of the merger with Patriot, the Company recognized a gain of $8.4 million, which is included in other nonoperating income in the accompanying statements of operations. The Company accounts for this investment using the equity method.

     Additionally, the Company holds $16.3 million of secured 6% notes receivable (the "TCC Notes") from the 1994 sale of a 25% interest in CHC to other shareholders of CHC (the "TCC Principals"). One of the TCC Principals is a member of the Company's board of directors. The TCC Notes, as amended, contain a put option which the TCC Principals can exercise, requiring the Company to repurchase all of these CRC shares representing approximately 24% of CRC and 838,896 shares of Patriot Stock (received by the TCC Principals as a result of the above merger) in exchange for the full principal and interest due under the TCC Notes. At November 30, 1998, the carrying value of the Company's CRC investment, including the TCC Notes and a $1.5 million interest bearing note receivable from CRC, is approximately $21.7 million as compared to an estimated fair value of approximately $29 million. The estimated fair value of this investment was determined based on expected future discounted cash flows, public market prices and other available information.

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

     Dividends received from affiliates were $13.7 million, $11.4 million and $2.7 million in fiscal 1998, 1997 and 1996, respectively.

     Financial information for affiliated companies accounted for using the equity method is as follows (in thousands):




  Balance Sheet Data:                     As of End of Fiscal Year
                                           1998             1997
     Current assets                    $1,722,616        $1,297,311
     Long-term assets                  $2,115,373        $1,792,080
     Current liabilities               $1,560,228        $1,359,822
     Long-term liabilities             $1,325,220        $1,250,973
     Shareholders' equity              $  952,541        $  478,596

Income Statement Data:                            Fiscal Years Ended
                                           1998           1997        1996
     Revenues                           $5,282,230     $3,965,223   $2,877,892
     Gross margin                       $1,128,305     $  702,162   $  444,009
     Net income                         $  264,936     $  174,354   $  106,605

NOTE 5 - LONG-TERM DEBT


     Long-term debt consists of the following:

                                                         November 30,
                                                      1998          1997
                                                        (in thousands)
Commercial paper                                    $ 368,710   $ 288,614
Unsecured 5.75% Notes Due March 15, 1998                          200,000
Unsecured 5.65% Notes Due October 15, 2000            199,833
Unsecured 6.15% Notes Due April 15, 2008              199,512
Unsecured 6.65% Debentures Due January 15, 2028       199,249
Mortgages and other loans payable bearing interest
  at rates ranging from 5.1% to 9.1%, secured by
  vessels, maturing through 2009                      174,198      79,830
Unsecured 6.15% Notes Due October 1, 2003             124,967     124,960
Unsecured 7.20% Debentures Due October 1, 2023        124,881     124,876
Unsecured 7.7% Notes Due July 15, 2004                 99,936      99,924
Unsecured 7.05% Notes Due May 15, 2005                 99,871      99,851
Other loans payable                                    39,483      56,859
                                                    1,630,640   1,074,914
Less portion due within one year                      (67,626)    (59,620)
                                                   $1,563,014  $1,015,294

     At November 30, 1998, the outstanding commercial paper bears interest at approximately 5% and was due in December 1998. At November 30, 1997, the interest rate on the outstanding commercial paper was approximately 5.6%. Since the commercial paper is backed by the long-term revolving credit facilities described below, balances outstanding under the commercial paper programs have been classified as long-term in the accompanying balance sheets.

     The Company's commercial paper programs are supported by a $1 billion unsecured revolving credit facility due December 2001 and a $200 million multi-currency revolving credit facility due January 2002. Both revolving credit facilities bear interest at LIBOR plus 14 basis points ("BPS") and provide for a facility fee of six BPS on each facility. Any funds outstanding under the commercial paper programs reduce the aggregate amount available under these facilities. At November 30, 1998, the Company had $831.3 million available for borrowing under these facilities. These facilities contain covenants that require the Company, among other things, to maintain minimum debt service coverage and limit debt to capital ratios. At November 30, 1998, the Company was in compliance with all of its debt covenants.

     The Unsecured 5.75% Notes Due March 15, 1998, which were outstanding at November 30, 1997, were repaid through the issuance of long-term debt and, accordingly, were classified as long-term in the accompanying balance sheet.

     At November 30, 1998, property and equipment with a net book value of $595 million was pledged as collateral against the mortgage indebtedness.

     At November 30, 1998, the scheduled annual maturities of the Company's long-term debt are summarized as follows (in thousands):

                         Fiscal
                         1999        $   67,626
                         2000           220,231
                         2001            24,830
                         2002           388,548
                         2003           144,825
                         Thereafter     784,580
                                     $1,630,640


NOTE 6 - SHAREHOLDERS' EQUITY

     An analysis of the changes in shareholders' equity for each of the three years in the period ended November 30, 1998 is as follows:

                                   COMMON STOCK
                                  $.01 PAR VALUE  PAID-IN- RETAINED
                                  CLASS A CLASS B CAPITAL  EARNINGS  OTHER    TOTAL
                                                   (in thousands)
Balances at November 30, 1995      $2,298 $550  $594,811 $1,752,140  $(4,926) $2,344,873
  Net income                                                566,302              566,302
  Cash dividends                                           (110,661)            (110,661)
  Changes in securities
    valuation allowance                                                 (199)      (199)
  Foreign currency
    translation adjustment                                             4,126      4,126
  Issuance of stock upon
    conversion of
    convertible notes                  44         76,250                          76,294
  Issuance of stock in
    connection with
    investment in Airtours             53        144,118                         144,171
  Issuance of stock
    under stock plans                   2          4,431                           4,433
  Vested portion of
    stock under restricted
    stock plan                                                          1,545      1,545
Balances at November 30, 1996       2,397  550   819,610  2,207,781       546  3,030,884
  Net income                                                666,050              666,050
  Cash dividends                                           (142,618)            (142,618)
  Changes in securities
    valuation allowance                                                   355        355
  Foreign currency
   translation adjustment                                               3,592      3,592
  Issuance of stock upon
    conversion of
    convertible notes                  23         39,755                          39,778
  Conversion of Class B
    Common Stock into
    Class A Common Stock              550 (550)
  Issuance of stock
    under stock plans                   2          6,732                 (947)     5,787
  Vested portion of
    stock under restricted
    stock plan                                                          1,270      1,270
Balances at November 30, 1997,
 as previously reported             2,972        866,097  2,731,213     4,816  3,605,098
  Two-for-one stock split
    effective June 12, 1998         2,972         (2,972)
Balances at November 30, 1997,
 as adjusted                        5,944       863,125   2,731,213     4,816  3,605,098
  Net income                                                835,885              835,885
  Cash dividends                                           (187,470)            (187,470)
  Changes in securities
    valuation allowance                                                   270        270
  Foreign currency
    translation adjustment                                             17,447     17,447
  Issuance of stock
    under stock plans                  11         17,363               (4,651)    12,723
  Vested portion of
    stock under restricted
    stock plan                                                          1,523      1,523
Balances at November 30, 1998      $5,955       $880,488 $3,379,628   $19,405 $4,285,476

     On April 13, 1998, the Board of Directors approved a two-for-one split of the Company's Common Stock. The additional shares were distributed on June 12, 1998 to shareholders of record on May 29, 1998. All share and per share data presented herein has been retroactively restated to give effect to this stock split.

     On July 15, 1997, the Micky Arison 1994 "B" Trust (the "B Trust"), a U.S. trust whose primary beneficiary is Micky Arison, the Company's Chairman of the Board, exercised its right to convert all of the 109,914,284 shares of Class B Common Stock held by it into an equal number of shares of Class A Common Stock. Prior to July 1, 1997, the B Trust had been restricted from converting such shares under a shareholders agreement with the Company. Prior to the conversion of the Class B Common Stock, the B Trust was the controlling shareholder of the Company.

     On April 13, 1998, the Company's shareholders approved amendments to the Company's Articles of Incorporation which (1) eliminated the Class B Common Stock and designated a single class of Common Stock, (2) increased the number of authorized shares of Common Stock to 960 million, and (3) authorized the Board of Directors, at its discretion, to issue up to 40 million shares of Preferred Stock. The Preferred Stock is issuable in series which may vary as to certain rights and preferences and has a $.01 par value. At November 30, 1998, no Preferred Stock had been issued.

    At November 30, 1998 there were approximately 16.9 million shares of Common Stock reserved for issuance pursuant to the Company's stock option, employee stock purchase, management incentive, dividend reinvestment and restricted stock plans.

     During 1998, the Company declared quarterly cash dividends aggregating $.315 per share. In October 1998, the Board of Directors increased the quarterly dividends from $.075 per share to $.09 per share.

     At November 30, 1998, retained earnings included undistributed earnings of affiliates (accounted for using the equity method) of approximately $138 million. At November 30, 1998 and 1997, other shareholders' equity included cumulative foreign currency translation adjustments which increased shareholders' equity by $25.2 million and $7.7 million, respectively.


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

     Certain Short-Term Financial Instruments

     The carrying amounts of cash, cash equivalents, accrued liabilities and dividends payable approximate their fair values due to the short-term maturities of these instruments.

     Other Assets

     At November 30, 1998, long-term other assets include Patriot Stock (see Note 4), other marketable securities held in a "Rabbi Trust" for certain of the Company's non-qualified benefit plans and long-term receivables. These assets have a carrying value of $48.7 million and have a fair value of approximately $40 million. Fair value is estimated based on quoted market prices or expected future discounted cash flows.

     Long-term Debt

     At November 30, 1998 and 1997, the fair value of the Company's long-term debt, including the current portion, was approximately $1.647 billion and $1.089 billion, respectively, which was approximately $16 million and $14 million more than the carrying value, respectively. The fair value of the long-term debt is more than the carrying value due to the Company's issuance of fixed rate debt obligations at interest rates above market rates at the measurement dates. The fair value of the Company's long-term debt is estimated based on the quoted market price for the same or similar issues or on the applicable year end rates offered to the Company for debt of similar terms and maturity.

     Foreign Currency Contracts

     The Company enters into forward foreign currency contracts to reduce its exposures relating to rate changes in foreign currency. These contracts are subject to gain or loss from changes in foreign currency rates, however, any realized gain or loss will be offset by gains or losses on the underlying hedged foreign currency transactions. Certain exposures to credit losses related to counterparty nonperformance exist, however, the Company does not anticipate nonperformance by the counterparties as they are large, well-established financial institutions. The fair values of the Company's forward hedging instruments discussed below are estimated based on prices quoted by financial institutions for these or similar instruments, adjusted for maturity differences.

     Several of the Company's contracts for the construction of cruise vessels are denominated in Italian Lira. The Company entered into forward foreign currency contracts with notional amounts of $745 million and $834 million at November 30, 1998 and 1997, respectively, to fix the price of these vessels into U.S. dollars (see Note 9). At November 30, 1998 and 1997, these forward contracts had an estimated fair value of approximately $815 million and $876 million, resulting in gains of $70 million and $41 million, respectively.

NOTE 8 - RELATED PARTY TRANSACTIONS

     The Company's Chairman of the Board was the indirect majority shareholder of Carnival Air Lines, Inc. ("Carnival Air"), an airline which conducted charter services and scheduled carrier services. In September 1997, Carnival Air was merged with and became a wholly owned subsidiary of Pan Am Corporation ("Pan Am"). As a result of the merger, the Company's Chairman of the Board became an indirect shareholder of approximately 42% of Pan Am. During 1998, Pan Am filed for bankruptcy and the Company agreed, as part of Pan Am's plan of reorganization and in exchange for a release of claims, to waive its $1.6 million unsecured claim for accrued and unpaid licensing fees. Accordingly, the Company wrote off its receivable from Pan Am in 1998.


     The Company's Chairman of the Board is the indirect sole shareholder of the sole general partner of the partnership ("Partnership") which owns the Miami Heat, a professional basketball team. During 1998, the Company entered into a two-year sponsorship agreement with the Partnership under which the Company agreed to pay an aggregate of approximately $.7 million in exchange for various advertising and other services.

     A director of the Company is employed by an investment banking firm which was paid approximately $2.7 million in underwriting fees for assisting the Company in connection with its issuances of long-term debt during fiscal 1998. Additionally, the Company paid this firm approximately $2.1 million in underwriting fees in connection with its public offering of Common Stock in December 1998 (see Note 16).

     A director of the Company is a partner in a law firm which acted as the Company's primary outside counsel and provided services to the Company in connection with various litigation, corporate and other matters. The Company paid the law firm $.9 million, $1.1 million and $1.0 million in fiscal 1998, 1997 and 1996, respectively.

     The owner of a travel agency located in Seattle, Washington is the wife of an executive officer and director of the Company. The travel agency sells cruises and other products and receives a commission based on the amount of sales. During fiscal 1998, 1997 and 1996, the travel agency generated revenues for the Company of approximately $11 million, $8 million and $7 million, respectively, and received commissions from the Company related to such revenues of approximately $1.7 million, $1.2 million and $1.2 million, respectively.

     Pursuant to agreements between the Company, its founder and certain irrevocable trusts, the beneficiaries of which are the children of the Company's founder and certain others, the Company has granted certain registration rights with respect to a substantial portion of their shares of Common Stock. The Company has agreed to prepare and file with the Securities and Exchange Commission a registration statement and pay all expenses relating to such registration, except for these parties' legal fees and disbursements, selling costs, underwriting discounts and applicable filing fees.


NOTE 9 - COMMITMENTS AND CONTINGENCIES

     Capital Expenditures

     A description of ships under contract for construction at November 30, 1998 is as follows (in millions, except passenger capacity data):

                   Expected                               Estimated  Remaining
                   Service                     Passenger     Total   Cost to Be
Vessel                Date (1)   Shipyard      Capacity(2)   Cost(3)    Paid
Carnival:
  Carnival Triumph    7/99      Fincantieri(4)   2,758     $  410    $  299
  Carnival Victory    8/00      Fincantieri      2,758        440       434
  Newbuild            4/01      Masa-Yards       2,100        375       357
  Carnival Conquest  12/02      Fincantieri      2,758        450       429
  Carnival Glory      8/03      Fincantieri      2,758        450       429
    Total Carnival                              13,132      2,125     1,948

Holland America:
  Volendam            8/99      Fincantieri(4)   1,440        300       240
  Zaandam             3/00      Fincantieri(4)   1,440        300       256
  Newbuild           11/00      Fincantieri      1,380        300        55
    Total Holland America                        4,260        900       551
       Total                                    17,392     $3,025    $2,499

  (1) The expected service date is the date the vessel is expected to begin revenue generating activities.
  (2) In accordance with cruise industry practice, passenger capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or four passengers.
  (3) Estimated total cost is the total cost of the completed vessel and includes the contract price with the shipyard, design and engineering fees, estimated capitalized interest, various owner supplied items and construction oversight costs.
  (4) These construction contracts are denominated in Italian Lira and have been fixed into U.S. dollars through the utilization of forward foreign currency contracts (see Note 7).

     In connection with the vessels under construction, the Company has paid $526 million through November 30, 1998 and anticipates paying approximately $680 million during fiscal 1999 and approximately $1.8 billion thereafter.

Litigation

     Several actions (collectively the "Passenger Complaints") have been filed against Carnival or Holland America Westours on behalf of purported classes of persons who paid port charges to Carnival or Holland America, alleging that statements made in advertising and promotional materials concerning port charges were false and misleading. The Passenger Complaints allege violations of the various state consumer protection acts and claims of fraud, conversion, breach of fiduciary duties and unjust enrichment. Plaintiffs seek compensatory damages or, alternatively, refunds of portions of port charges paid, attorneys' fees, costs, prejudgment interest, punitive damages and injunctive and declaratory relief. These actions are in various stages of progress and are proceeding.

     Holland America Westours recently entered into a settlement agreement for the one Passenger Complaint filed against it. The settlement agreement was approved by the court on September 28, 1998. Five members of the settlement class have appealed the court's approval of the settlement. The appeal is likely to take between one and two years to be resolved. Unless the appeal is successful, Holland America will issue travel vouchers with a face value of $10-$50 depending on specified criteria, to certain of its passengers who are U.S. residents and who sailed between April 1992 and April 1996, and will pay a portion of the plaintiffs' legal fees. The amount and timing of the travel vouchers to be redeemed and the effects of the travel voucher redemption on revenues is not reasonably determinable. Accordingly, the Company has not established a liability for the travel voucher portion of the settlements and will account for the redemption of the vouchers as a reduction of future revenues. In 1998 the Company established a liability for the estimated distribution costs of the settlement notices and plaintiffs' legal costs.

     Several complaints were filed against Carnival and/or Holland America Westours (collectively the "Travel Agent Complaints") on behalf of purported classes of travel agencies who had booked a cruise with Carnival or Holland America, claiming that advertising practices regarding port charges resulted in an improper commission bypass. These actions, filed in California, Alabama, Washington and Florida, allege violations of state consumer protection laws, claims of breach of contract, negligent misrepresentation, unjust enrichment, unlawful business practices and common law fraud, and they seek unspecified compensatory damages (or alternatively, the payment of usual and customary commissions on port charges paid by passengers in excess of certain charges levied by government authorities), an accounting, attorneys' fees and costs, punitive damages and injunctive relief. These actions are in various stages of progress and are proceeding.

     It is not now possible to determine the ultimate outcome of the pending Passenger and Travel Agent Complaints. Management believes it has meritorious defenses to the claims. Management understands that purported class actions similar to the Passenger and Travel Agent Complaints have been filed against several other cruise lines.

     In the normal course of business, various other claims and lawsuits have been filed or are pending against the Company. The majority of these claims and lawsuits are covered by insurance. Management believes the outcome of any such suits, which are not covered by insurance would not have a material adverse effect on the Company's financial condition or results of operations.

     Ship Lease Transaction

     During August 1998, the Company entered into a lease out and lease back transaction with respect to one of its vessels. The Company has effectively guaranteed certain obligations or provided letters of credit to participants in the transaction which, at November 30, 1998, total approximately $300 million. Only in the remote event of nonperformance by certain major financial institutions, which have long-term credit ratings of AAA, would the Company be required to make any payments under these guarantees. After 18 years, the Company has the right to exercise a purchase option that would terminate this transaction. As a result of this transaction, the Company received approximately $22 million (net) which is recorded as deferred income on the balance sheet and is being amortized to nonoperating income over 18 years.

     Operating Leases

     Rent expense for all operating leases, primarily office and warehouse space, for fiscal 1998, 1997 and 1996 was approximately $10.4 million, $10.6 million and $9.3 million, respectively. At November 30, 1998, minimum annual rentals for all operating leases, with initial or remaining terms in excess of one year, were as follows (in thousands):

                             Fiscal
                             1999          $ 8,280
                             2000            8,421
                             2001            6,538
                             2002            5,281
                             2003            4,278
                             Thereafter     26,158
                                           $58,956

     Guaranty

     At November 30, 1998, the Company has guaranteed approximately $103 million of the debt of Il Ponte that was incurred in connection with the Company's acquisition of an interest in Costa (see Note 4).

     Other

     At November 30, 1998, the Company has a commitment through 2013, cancellable under certain remote circumstances, to pay a minimum amount for its annual usage of certain port facilities as follows (in thousands):

                            Fiscal
                            1999           $  6,863
                            2000              8,853
                            2001              9,402
                            2002              9,315
                            2003             11,548
                            Thereafter      137,465
                                           $183,446

NOTE 10 - SEGMENT INFORMATION

     The Company's cruise segment currently operates twenty-nine passenger cruise ships and four luxury sailing vessels. Cruise revenues are comprised of sales of passenger tickets, including, in some cases, air transportation to and from the cruise ship, and revenues from on-board activities and other related services. The tour business represents the operations of Holland America Westours. The corporate segment is primarily comprised of cash and cash equivalents, goodwill, and investments, including the Company's investments in and advances to affiliates and the related earnings from these affiliates. Intersegment revenues primarily represent charges for the cruise portion of a tour when a cruise is sold as a part of a tour package. Export sales represent revenues identified with the Company's domestic operations, which were generated from outside the U.S. Segment and export sales information for each of the three years in the period ended November 30, 1998 is as follows:


                                          1998        1997        1996
                                                  (in thousands)
REVENUES
     Cruise                            $2,797,856   $2,257,567    $2,003,458
     Tour                                 274,491      242,646       263,356
     Intersegment revenues                (63,041)     (52,745)      (54,242)
                                       $3,009,306   $2,447,468    $2,212,572
GROSS OPERATING PROFIT
     Cruise                            $1,338,833   $1,072,758    $  913,880
     Tour                                  51,096       52,041        57,423
                                       $1,389,929   $1,124,799    $  971,303
DEPRECIATION AND AMORTIZATION
     Cruise                            $  189,345   $  157,454    $  135,694
     Tour                                   9,491        8,862         8,317
     Corporate                              1,832          971           976
                                       $  200,668   $  167,287    $  144,987
OPERATING INCOME
     Cruise                            $  822,242   $  656,009    $  535,814
     Tour                                   9,248       13,262        21,252
     Corporate                             65,034       44,799        40,362
                                       $  896,524   $  714,070    $  597,428
IDENTIFIABLE ASSETS
     Cruise                            $6,149,625   $4,744,140    $4,514,675
     Tour                                 174,140      163,941       150,851
     Corporate                            855,558      518,694       436,362
                                       $7,179,323   $5,426,775    $5,101,888
CAPITAL EXPENDITURES
     Cruise                            $1,113,191   $  414,963    $  841,871
     Tour                                  28,480       42,507        14,964
     Corporate                              8,742       40,187         1,810
                                       $1,150,413   $  497,657    $  858,645

EXPORT SALES                           $  342,017   $  213,405    $  198,046

NOTE 11 - BENEFIT PLANS

     Stock Option Plans

     The Company has stock option plans for certain employees and directors. The plans are administered by a committee of three directors of the Company (the "Committee") which determines who is eligible to participate, the number of shares for which options are to be granted and the amounts that may be exercised within a specified term. The option exercise price is generally established by the Committee at 100% of the fair market value of the Common Stock on the date the option is granted. Substantially all options granted during 1998, 1997 and 1996 were granted at an exercise price per share equal to the fair market value of the Company's Common Stock on the date of grant. Employee options generally vest evenly over five years and have a ten year term and director's options vest immediately and have a five year term. Options may be extended for such periods as may be determined by the Committee but only for so long as the optionee remains an employee or director of the Company. At November 30, 1998, options for 5,387,056 shares were available for future grants. A summary of the status of options in the stock option plans is as follows:

                              Weighted
                      Average Exercise Price            Number of Options
                             Per Share               Years Ended November 30,
                         1998   1997  1996         1998        1997       1996
Outstanding Options-
  Beginning of Year      $11.88 $10.38 $10.18    5,502,580    4,871,880  4,949,472
Options Granted          $27.34 $19.55 $12.31    1,157,344      858,000    180,000
Options Exercised        $10.53 $ 8.83 $ 7.96     (652,350)    (222,500)  (247,992)
Options Canceled         $22.86 $ 8.00 $ 7.05      (20,000)      (4,800)    (9,600)
Outstanding Options-
  End of Year            $14.95 $11.88 $10.38    5,987,574    5,502,580  4,871,880
Options Exercisable -
  End of Year            $10.91 $10.34  $9.84    3,405,630    3,117,380  2,240,680

Information with respect to stock options outstanding and stock options exercisable at November 30, 1998 is as follows:

                                Options Outstanding              Options Exercisable
                                    Weighted      Weighted              Weighted
                                    Average       Average               Average
Exercise                           Remaining      Exercise              Exercise
Price Range              Shares      Life (Years)   Price       Shares    Price
$1.94 -$2.25             37,480        -- (1)       $2.06       37,480   $2.06
$6.94 -$10.22           682,900       3.8           $7.41      673,300   $7.38
$10.59-$15.00         3,313,550       6.3          $11.29    2,491,950  $11.26
$16.28-$21.91           857,644       8.1          $19.39      202,900  $19.95
$24.94-$26.41           976,000       9.1          $26.40           --      --
$34.91-$41.34           120,000       9.6          $38.00           --      --

Total                 5,987,574       6.8          $14.95    3,405,630  $10.91

(1) These stock options do not have an expiration date.

     During fiscal 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, and pursuant to its provisions elected to continue using the intrinsic-value method of accounting for stock-based awards. Accordingly, the Company has not recognized compensation expense for its noncompensatory stock option awards. The following table reflects the Company's pro forma net income and earnings per share for fiscal 1998, 1997 and 1996 had the Company elected to adopt the fair value approach (which charges earnings for the estimated fair value of stock options) of SFAS No. 123:

                                        1998         1997         1996
                                     (in thousands, except per share data)
Net Income:
   As reported                        $835,885    $666,050     $566,302
   Pro forma                          $831,153    $664,324     $565,952

Earnings per share:
   As reported:
     Basic                               $1.40       $1.12         $.98
     Diluted                             $1.40       $1.12         $.96
   Pro forma:
     Basic                               $1.40       $1.12         $.98
     Diluted                             $1.39       $1.12         $.96

     These pro forma amounts may not be representative of the effect on pro forma net income in future years, since the estimated fair value of stock options is amortized over the vesting period, pro forma compensation expense related to grants made prior to 1996 is not considered and additional options may be granted in future years.

     The weighted average fair values of the Company's options granted during fiscal 1998, 1997 and 1996 were $7.61, $5.79 and $4.49 per share, respectively, at the dates of grant. The fair values of options were estimated using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1998, 1997 and 1996, respectively; expected dividend yields of 1.62%, 1.78% and 1.78%; expected volatility of 20.5%, 22.7% and 28.6%; risk free interest rates of 5.3%, 6.2% and 5.8%; and expected option life of six years for all periods.

     Restricted Stock Plans

     The Company has restricted stock plans under which certain key employees are granted restricted shares of the Company's Common Stock. Shares are awarded in the name of each of the participants, who have all the rights of other Common Stock shareholders, subject to certain restriction and forfeiture provisions. During fiscal 1998 and 1997, 150,000 and 46,574 shares of Common Stock valued at $4.4 million and $.9 million, respectively, were issued. There were no restricted shares issued during fiscal 1996. Unearned compensation is recorded in other stockholders' equity at the date of award based on the quoted market price of the shares on the date of grant. Unearned compensation is amortized to expense over the vesting period. As of November 30, 1998 and 1997 there were 321,038 shares ($5.3 million) and 237,438 shares ($2.2 million) issued under the plans which remain to be vested (expensed), respectively.

     Management Incentive Plans

     Most shoreside managerial employees of Carnival and HAL participate in management incentive plans. Certain of the participating employees receive a portion of their incentive compensation award in Common Stock of the Company, instead of the entire amount being paid in cash. During fiscal 1998, 1997 and 1996, 61,214, 85,430 and 85,376 shares of Common
Stock with a quoted market value of $1.6 million, $1.3 million and $1.1 million, respectively, were issued under these plans.

     Defined Benefit Pension Plans

     The Company adopted two defined benefit pension plans (qualified and non-qualified) effective January 1, 1989 which together covered all full-time employees of the Company working in the U.S., excluding HAL employees. Effective January 1, 1998, the Company established two defined contribution plans, a 401(K)/profit sharing plan and a non-qualified savings/profit sharing plan, with the intent to largely replace the defined benefit plans. Accordingly, no further benefits accrue under the qualified defined benefit plan after December 31, 1997. Effective January 1, 1998, participants in the non-qualified defined benefit plan elected to either remain in the non-qualified defined benefit plan or participate in the non-qualified savings/profit sharing plan. Also, during 1998, Carnival established a non-qualified defined benefit plan for certain of its shipboard employees.

     The Company's funding policy for the qualified defined benefit plan is to annually contribute at least the minimum amount required under the applicable labor regulations.

     Pension costs for the defined benefit pension plans were $1.9 million, $2.5 million and $2.2 million for fiscal 1998, 1997 and 1996, respectively. The curtailment of the benefits described above resulted in a minimal gain in 1998.

     Defined Contribution Plans

     The Company has various defined contribution plans, including the two defined contribution plans established January 1, 1998 as described above, available to substantially all U.S. and Canadian employees and certain United Kingdom employees. The Company contributes to these plans based on employee contributions, salary levels and length of service. Total expense relating to these plans in fiscal 1998, 1997 and 1996 was $5.3 million, $2.5 million and $2.4 million, respectively.

    Employee Stock Purchase Plan

    The Company has an Employee Stock Purchase Plan, which is authorized to issue up to 4,000,000 shares of Common Stock to substantially all employees of Carnival Corporation and its wholly owned subsidiaries. The purchase price is derived from a formula based on 85% of the fair market value of the Common Stock during the six-month purchase period, as defined. During 1998, 1997 and 1996, the Company sold 175,971, 173,776 and 115,856 shares, respectively, at a weighted average share price of $24.45, $14.52 and $11.08, respectively, under this plan.

NOTE 12 - EARNINGS PER SHARE

    Earnings per share amounts have been computed as follows (in thousands, except per share data):

                                            Years Ended November 30,
                                         1998         1997         1996
BASIC:
 Net income                            $835,885     $666,050    $566,302
 Average common shares outstanding      595,037      594,076     579,008
 Earnings per share                       $1.40        $1.12        $.98

DILUTED:
 Net income                            $835,885     $666,050    $566,302
 Effect on net income of assumed
   issuance of affiliate securities                     (356)     (3,452)
 Interest expense related to
   convertible notes                                      38       4,661
 Income available assuming dilution    $835,885     $665,732    $567,511

 Average common shares outstanding      595,037      594,076     579,008
 Effect of dilutive securities:
   Additional shares issuable upon:
     Assumed conversion of
       convertible notes                                 128      11,080
     Various stock plans                  3,411        2,344       1,352
 Average shares outstanding
   assuming dilution                    598,448      596,548     591,440
 Earnings per share                       $1.40        $1.12        $.96

NOTE 13 - ACQUISITION

     On May 28, 1998, the Company and a group of investors acquired the operating assets of Cunard, a cruise company operating five luxury cruise ships, for $500 million, adjusted for a working capital deficiency and debt assumed. The Company is accounting for the acquisition using the purchase accounting method. Simultaneous with the acquisition, Seabourn Cruise Line Limited ("Seabourn"), a luxury cruise line in which the Company owned a 50% interest, was combined with Cunard. The Company owns approximately 68% of the combined entity, which is named Cunard Line Limited. Commencing on May 28, 1998, the financial results of Cunard Line Limited have been included in the Company's consolidated financial statements. Prior to May 28, 1998, the Company's 50% interest in Seabourn was accounted for using the equity method (see Notes 2 and 4).

     Had the above transactions occurred on December 1, 1996, the Company's unaudited consolidated revenues for fiscal 1998 and 1997 would have been approximately $3.23 billion and $2.92 billion, respectively. The impact on the Company's fiscal 1998 and 1997 unaudited net income and earnings per share would have been immaterial.

     The Company may purchase at any time the 32% minority interest in Cunard Line Limited for a maximum of approximately 5.4 million shares (subject to adjustment, as defined) of the Company's Common Stock. If the Company does not purchase the minority interest, the minority shareholders, under certain circumstances, can require the Company on May 28, 2001 to purchase their shares for a maximum of approximately 5.4 million shares (subject to adjustment, as defined) of the Company's Common Stock. Since its issuance, this option to purchase the minority interest has been antidilutive for earnings per share purposes.

     The preliminary impact on the Company's assets and liabilities related to the acquisition of Cunard and consolidation of Seabourn was as follows (in millions):

     Fair value of Cunard assets                 $553
     Seabourn assets consolidated                 191
     Debt assumed                                (157)
     Other liabilities assumed                   (199)
     Minority interest                           (122)
     Cash paid for acquisition                    266
     Other adjustments                            (14)
                                                  252
     Cash of acquired companies                    (9)
       Net cash paid as reflected
         in the 1998 Statement of Cash Flows     $243


NOTE 14 - RECENT PRONOUNCEMENTS

     In April 1998, Statement of Position 98-5 - "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") was issued. SOP 98-5 requires that all start-up or pre-operating costs be expensed as incurred. In 1998, the Company adopted SOP 98-5 and, accordingly, expensed $8.7 million of previously deferred start-up costs. The $8.7 million represents the cumulative effect from the Company changing this policy, which amount is included in other nonoperating expenses in the accompanying statements of operations.

     In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") was issued. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (December 1, 1999 for the Company). The Company has not yet determined the impact that the adoption of SFAS 133 will have, but does not currently expect the adoption to have a material impact on its results of operations or cash flows.


NOTE 15 - SUPPLEMENTAL CASH FLOW INFORMATION

                                              YEARS ENDED NOVEMBER 30,
                                              1998      1997      1996
                                                      (in thousands)
Cash paid during the year for:
  Interest (net of amount capitalized)     $ 54,572  $ 56,967  $ 68,337
  Income taxes                             $  5,144  $  5,755  $  8,752

Noncash investing and financing activities:
  Common Stock issued under various
    stock plans                            $  5,975  $  2,247  $  1,102
  Common Stock issued upon conversion
    of convertible notes (see Note 6)                $ 39,085  $ 76,294
  Common Stock issued for acquisition
    of an interest in Airtours (see Note 4)                    $144,171
  Conversion of Class B Common Stock
    into Class A Common Stock                        $    550
  Sale of Rotterdam V                                $ 31,208



NOTE 16 - SUBSEQUENT EVENT

     In December 1998, the Company sold 17 million shares of its Common Stock in a public offering. Net proceeds to the Company from the offering totaled approximately $725 million.

                 REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of Carnival Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Carnival Corporation and its subsidiaries at November 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





/s/PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP


Miami, Florida
January 25, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

     The Company earns its cruise revenues primarily from (i) the sale of passenger tickets, which includes accommodations, meals and most shipboard activities, (ii) the sale of air transportation to and from the cruise ship and (iii) the sale of goods and services on board its cruise ships, such as casino gaming, bar sales, gift shop sales and other related services. The Company also derives revenues from the tour and related operations of Holland America Westours.

     For selected segment and export sales information related to the Company's revenues, gross operating profit, operating income and other financial information, see Note 10 in the accompanying financial statements. Operations data expressed as a percentage of total revenues and selected statistical information for the periods indicated is as follows:

                                              YEARS ENDED NOVEMBER 30,
                                          1998         1997         1996
REVENUES                                  100%         100%         100%

COSTS AND EXPENSES:
     Operating expenses                     54          54           56
     Selling and administrative             12          12           12
     Depreciation and amortization           7           7            7

OPERATING INCOME BEFORE INCOME
   FROM AFFILIATED OPERATIONS               27          27           25

INCOME FROM AFFILIATED OPERATIONS, NET       3           2            2

OPERATING INCOME                            30          29           27

NONOPERATING EXPENSE                        (2)         (2)          (1)

NET INCOME                                  28%         27%          26%

SELECTED STATISTICAL INFORMATION
  (in thousands):
     Passengers carried                    2,045      1,945        1,764
     Passenger cruise days (1)            13,009     11,908       10,583
     Occupancy percentage                  106.3%     108.3%       107.6%


(1) A passenger cruise day is one passenger sailing for a period of one day. For example, one passenger sailing on a one week cruise is seven passenger cruise days.


GENERAL

     The growth in the Company's revenues during the last three fiscal years has primarily been a function of the expansion of its fleet capacity and, additionally in 1998, its ability to obtain significantly higher net yields than in previous years.

     Fixed costs, including depreciation, fuel, insurance and crew costs, represent more than one-third of the Company's operating expenses and do not change significantly in relation to changes in passenger loads and aggregate passenger ticket revenue.

     The Company's cruise and tour operations experience varying degrees of seasonality. The Company's revenue from the sale of passenger tickets for its cruise operations is moderately seasonal. Historically, demand for cruises has been greater during the summer months. The Company's tour revenues are extremely seasonal with a majority of tour revenues generated during the late spring and summer months in conjunction with the Alaska cruise season.

     The year over year percentage increase in average passenger capacity for the Company's cruise brands, excluding the impact of the acquisition and consolidation of Cunard and Seabourn, is expected to be 13.7% during fiscal 1999 as compared to fiscal 1998. This increase is primarily a result of the introduction into service of Carnival's Elation in March 1998 and Paradise in late November 1998, the expected introduction into service of the Carnival Triumph in July 1999 and Holland America's Volendam in August 1999 and the introduction into service of Windstar's Wind Surf in May 1998. Including the impact of Cunard and Seabourn, average passenger capacity is expected to increase 18.5% in fiscal 1999 as compared to fiscal 1998. The acquisition and consolidation of Cunard and Seabourn is not expected to materially affect the Company's consolidated net income in 1999.

     The year over year percentage increase in average passenger capacity, excluding the impact of Cunard and Seabourn, resulting from the delivery of vessels currently under contract for construction for the fiscal years 2000 and 2001 is expected to approximate 12.9% and 11.9%, respectively. Including the impact of Cunard and Seabourn, the year over year increase in average passenger capacity for fiscal 2000 and 2001 is expected to approximate 11.7% and 10.9%, respectively.

     In June 1997, the Company and Airtours, a publicly traded leisure travel company in which the Company holds a 26% interest, each acquired a 50% interest in Il Ponte, the parent company of Costa, an Italian cruise company. The Company records its interest in Airtours and Il Ponte using the equity method of accounting and records its portion of Airtours' and Il Ponte's consolidated operating results on a two-month lag basis. Demand for Airtours' and Costa's products is seasonal due to the nature of the European leisure travel industry and European cruise season. Typically, Airtours' and Costa's quarters ending June 30 and September 30 experience higher demand, with demand in the quarter ending September 30 being the highest.

     Fiscal 1998 Compared To Fiscal 1997

     Revenues

     The increase in total revenues of $561.8 million, or 23.0%, was due primarily to an increase in cruise revenues of $540.3 million, or 23.9%. Approximately $281.9 million of the cruise revenue increase is due to the acquisition and consolidation of Cunard and Seabourn and $258.4 million is due to increased cruise revenues from Carnival, Holland America and Windstar. The increase from Carnival, Holland America and Windstar resulted from an increase of approximately 7.0% in total revenue per passenger cruise day and a 4.8% increase in passenger capacity, offset slightly by a .6% decrease in occupancy rates. Total revenue per passenger cruise day increased primarily due to strong demand for the Company's cruise brands and the introduction of Holland America's new Rotterdam VI in November 1997, which has obtained higher pricing. Passenger capacity increased due to the addition of new vessels discussed previously partially offset by the Ecstasy being out of service for two months during 1998 (see Nonoperating Income (Expense)). Tour revenues increased $31.8 million, or 13.1% to $274.5 million in 1998 from $242.6 million in 1997 due primarily to an increase in the number of tours sold.

     Cost and Expenses

     Operating expenses increased $296.7 million, or 22.4%. Cruise operating costs increased by $274.2 million, or 23.1% in 1998. Approximately $177.5 million of the cruise operating costs increase is due to the acquisition and consolidation of Cunard and Seabourn. Excluding Cunard and Seabourn, cruise operating costs as a percentage of cruise revenues were 50.9% and 52.5% in 1998 and 1997, respectively. Cruise operating costs, excluding Cunard and Seabourn, increased primarily as a result of increases in passenger capacity and airfare costs, partially offset by lower fuel costs. Airfare costs increased due to a higher rate per air passenger as well as a higher percentage of passengers electing the Company's air program. Tour operating expenses increased $32.8 million, or 17.2% primarily due to the increase in tour volume and higher expenses incurred primarily as a result of increased tour content.

     Selling and administrative expenses increased $72.9 million, or 24.6%, of which $46.8 million, or 15.8%, was due to the acquisition and consolidation of Cunard and Seabourn. Excluding Cunard and Seabourn, selling and administrative expenses as a percentage of revenues were 11.8% and 12.1% in 1998 and 1997, respectively. Selling and administrative expenses, excluding Cunard and Seabourn, increased primarily as a result of increases in advertising and payroll and related costs.

     Depreciation and amortization increased by $33.4 million, or 20.0%, to $200.7 million in 1998 from $167.3 million in 1997 primarily due to the additional depreciation associated with the increase in the size of the fleet and the acquisition and consolidation of Cunard and Seabourn.


     Affiliated Operations

     During 1998, the Company recorded $76.7 million of income from affiliated operations as compared with $53.1 million of income in 1997. The Company's portion of Airtours' income increased $3.7 million to $39.4 million in 1998. The Company recorded income of $39.9 million and $15.5 million during 1998 and 1997, respectively, related to its interest in Il Ponte. The Company did not record earnings from its investment in Il Ponte in the first nine months of 1997 since Il Ponte was acquired in June 1997 and its consolidated operating results are recorded on a two-month lag basis. The affiliated operations for 1998 includes Seabourn through May 28, 1998 after which its results are included in the Company's consolidated results.

     Nonoperating Income (Expense)

     Gross interest expense (excluding capitalized interest) increased $20.2 million in 1998 primarily as a result of higher average debt balances, arising from the acquisition and consolidation of Cunard and Seabourn as well as investments in new vessel projects. Capitalized interest increased $18.3 million due primarily to higher levels of investments in ship construction projects during fiscal 1998 as compared with fiscal 1997.

     Included in other income in 1998 were gains of $8.4 and $14.8 million resulting from the closing of the sale of CHC's hotel management division and Airtours' issuances of its common stock, respectively. In the event that Airtours issues additional common stock in the future, the Company may recognize gains or losses related to these future issuances. Additionally, other expense includes $8.7 million of previously deferred start-up costs, which were expensed in 1998 and represent the cumulative effect from the Company changing its policy in connection with its early adoption of SOP 98-5 (see Notes 4 and 14 in the accompanying financial statements).

     In July 1998, a fire occurred on the mooring deck on Carnival Cruise Lines' Ecstasy. There were no serious injuries to passengers or crew, however, there was damage to the ship's aft section. The time necessary to complete repairs to the Ecstasy resulted in the ship being out of service for approximately two months during 1998. The Ecstasy fire resulted in a reduction in earnings of approximately $19.3 million in 1998. This reduction was comprised of lost revenue, net of related variable expenses, of $12.0 million, and costs associated with repairs to the ship, passenger handling and various other costs, net of estimated insurance recoveries, of $7.3 million. The costs of $7.3 million were included in other expenses.

      Minority interest was $11.1 million which represents the minority shareholders' interest in Cunard Line Limited's net income since its acquisition and consolidation by the Company on May 28, 1998.


     Fiscal 1997 Compared To Fiscal 1996

     Revenues

     The increase in total revenues of $234.9 million, or 10.6%, was due primarily to an increase in cruise revenues of $254.1 million, or 12.7%, from 1996 to 1997, which was partially offset by a decrease in tour revenues. The increase in cruise revenues was primarily the result of an 11.7% increase in passenger capacity for the period resulting from the addition of Carnival's cruise ships Inspiration and Carnival Destiny in March and November 1996, respectively, and Holland America's cruise ships Veendam and Rotterdam VI in May 1996 and November 1997. The passenger capacity increase resulting from the introduction of new vessels was partially reduced by the removal from service from Carnival's fleet of the Festivale in April 1996 and Holland America's Rotterdam V in September 1997.

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

     Costs and Expenses

     Operating expenses increased $81.4 million, or 6.6%, from 1996 to 1997. Cruise operating costs increased by $95.2 million, or 8.7%, to $1,184.8 million in 1997 from $1,089.6 million in 1996, primarily due to additional costs associated with the increased passenger capacity in 1997. Tour operating expenses decreased $15.3 million, or 7.4%, from 1996 to 1997 primarily due to the decrease in tour passengers.

     Selling and administrative costs increased $21.7 million, or 7.9%, primarily due to an increase in payroll and related costs associated with the increase in passenger capacity during 1997 as compared with 1996.

     Depreciation and amortization increased by $22.3 million, or 15.4%, to $167.3 million in 1997 from $145.0 million in 1996 primarily due to the addition of the Inspiration, the Carnival Destiny and the Veendam.

     Affiliated Operations

     Approximately $35.7 million of income from affiliated operations in 1997 was attributable to the Company's 28% interest in Airtours. The Company acquired its equity interest in Airtours in April 1996 and recorded its share of Airtours' earnings on a two-month lag basis. During 1996, the Company's share of earnings for Airtours was recorded for Airtours' six months ended September 30, 1996, which also amounted to $35.7 million. Airtours' operations are seasonal and historically have resulted in losses for the first half of its fiscal year. Had the Company recorded its equity in Airtours' earnings for Airtours' entire fiscal year ended September 30, 1996, the Company's share of Airtours' earnings would have been $22.2 million instead of the $35.7 million recorded by the Company in 1996.

     In June 1997 the Company acquired an approximate 50% interest in Il Ponte. The Company recorded its share of Il Ponte's earnings on a two-month lag basis. During 1997, the Company's share of earnings from Il Ponte, amounting to $15.5 million, was recorded for Il Ponte's three months ended September 30, 1997.

     See the "General" section for a discussion of Airtours' and Costa's seasonality. See Note 4 in the accompanying financial statements for more information regarding the Company's equity investments.

     Nonoperating Income (Expense)

     Interest income decreased $9.9 million in 1997 primarily due to a decrease in cash equivalent balances and notes receivable. During 1996, the Company was holding 13% senior secured notes (which were redeemed in April 1996) of Norwegian Cruise Line, Ltd. and, to a lesser degree, increased cash balances. Gross interest expense (excluding capitalized interest) decreased $17.1 million in 1997 as a result of reduced debt balances. Capitalized interest decreased $9.0 million due primarily to lower levels of investments in ship construction projects during fiscal 1997 as compared with fiscal 1996.

     Other income in fiscal 1997 of $5.4 million represents the net effect of the recognition of the remaining deferred gain from the sale of Carnival's Festivale, less a loss from the sale of Holland America's Rotterdam V, and certain other miscellaneous gains and losses. Other income amounted to $23.4 million in 1996 primarily as a result of a $32.0 million gain from settlement of bankruptcy claims against the Wartsila shipyard less a loss of $15.8 million on the sale of notes receivable generated from the sale of Carnival's Crystal Palace Hotel and Casino.


LIQUIDITY AND CAPITAL RESOURCES

     Sources of Cash

     The Company's business provided $1.1 billion of net cash from operations during fiscal 1998, an increase of 24.4% compared to fiscal 1997. The increase was primarily due to higher net income.

     In January 1998, the Company completed an offering of $200 million of 6.65% Debentures Due January 15, 2028. Additionally, in April 1998, the Company completed an offering of $200 million of 5.65% Notes Due October 15, 2000 and $200 million of 6.15% Notes Due April 15, 2008. During fiscal 1998, the Company had net borrowings of $80.1 million under its commercial paper programs.

     Uses of Cash

     During fiscal 1998, the Company made net expenditures of approximately $1.15 billion on capital projects, of which $1.04 billion was spent in connection with its ongoing shipbuilding program. The shipbuilding expenditures included the final payments on Carnival's Elation and Paradise, which were delivered to the Company in late February and October, respectively, the acquisition of Windstar's Wind Surf, which went into service in May 1998 and the payment of approximately $232 million for the Holland America Newbuild scheduled to enter service in November 2000. The nonshipbuilding capital expenditures consisted primarily of improvements to a private island in the Caribbean (Holland America began to use the island during the first quarter of 1998 as a destination for certain of its itineraries), transportation equipment, vessel refurbishments, tour assets and other equipment.

     The Company paid $266 million related to the acquisition of Cunard (see Note 13 in the accompanying financial statements).

     The Company made scheduled principal payments totaling approximately $63.4 million under various individual vessel mortgage loans during fiscal 1998. In March 1998, the Company paid at maturity $200 million due on the 5.75% Notes Due March 15, 1998. Additionally, the Company paid cash dividends of $178.5 million in fiscal 1998.

     Future Commitments

     The Company has contracts for the delivery of eight new vessels over the next five years. The Company will pay approximately $680 million during fiscal 1999 relating to the construction and delivery of these new ships and approximately $1.8 billion thereafter.

     In addition to these ship construction contracts, the Company has options to construct two additional vessels for Carnival for expected service in 2002, if the options are exercised. The Company is also in negotiations with several shipbuilding yards for a new class of vessel for Holland America and is in the initial planning phase of a new ocean liner for Cunard. No assurance can be given that the two options for Carnival will be exercised, the negotiations for the Holland America vessel will be successful or that the new Cunard shipbuilding project will be continued.

     At November 30, 1998, the Company had $1.63 billion of long-term debt of which $67.6 million is due in fiscal 1999. See Notes 5 and 9 in the accompanying financial statements for more information regarding the Company's debts and commitments.

     Funding Sources

     In December 1998, the Company issued 17 million shares of its Common Stock and received net proceeds of approximately $725 million. The Company issued this stock concurrent with the addition of the Company's Common Stock to the S&P 500 Composite Index. A portion of the proceeds from the offering was used to repay $153 million of the Company's outstanding commercial paper and the remainder was invested in short-term investments. These remaining funds are available to the Company for general corporate purposes, which may include repayment of indebtedness, financing of capital commitments under its shipbuilding program and possible future acquisitions to expand its business.

     At December 31, 1998, the Company had approximately $650 million in cash, cash equivalents and short-term investments. These funds along with cash from operations are expected to be the Company's principal source of capital to fund its debt service requirements and ship construction costs. Additionally, the Company may also fund a portion of these cash requirements from borrowings under its revolving credit facilities or commercial paper programs. At December 31, 1998, the Company had approximately $1.1 billion available for borrowing under its revolving credit facilities.

    To the extent that the Company is required to or chooses to fund future cash requirements from sources other than as discussed above, management believes that it will be able to secure such financing from banks or through the offering of short-term debt and/or equity securities in the public or private markets.


OTHER MATTERS

     Year 2000

     The Year 2000 computer issue is primarily the result of computer programs using a two digit format, as opposed to four digits, to indicate the year. Such programs will be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors and a disruption in the operation of such systems.

     State of Readiness

     The Company has established internally staffed project teams to address Year 2000 issues. Each team has implemented a plan that focuses on Year 2000 compliance efforts for information technology ("IT") and non-IT systems for their respective companies. The systems include (1) information systems software and hardware (e.g. reservations, accounting and associated systems, personal computers and software and various end-user developed applications) and (2) building facilities and shipboard equipment (e.g. shipboard navigation, control, safety, power generation and distribution systems, operating systems and shipbuilding and communication systems).

     The Company's Year 2000 plan addresses the Year 2000 issues in multiple phases, including: (1) inventory of the Company's systems, equipment and suppliers that may be vulnerable to Year 2000 issues; (2) assessment of inventoried items to determine risks associated with their failure to be Year 2000 compliant; (3) testing of systems and/or components to determine if Year 2000 compliant, both prior and/or subsequent to remediation; (4) remediation and implementation of systems; and (5) contingency planning to assess reasonably likely worst case scenarios.

     Inventories have been substantially completed for all Company shoreside software applications, hardware and operating systems. A risk assessment was then prepared based on feedback from the Company's respective business units. Most of the Company's critical internally developed software systems have been successfully remediated and tested. All of the Company's reservations systems have been remediated, tested and are in production. Remediation and integration testing of other critical shoreside software and hardware applications, including purchased software, are estimated to be completed by July 1999. However, ongoing certification testing of remediated systems that corroborates prior test results and corroborates integration of remediated items with related hardware and operating systems will occur throughout 1999.

     Inventories have been substantially completed for all building facilities and shipboard equipment systems. A risk assessment has been substantially completed and is expected to be finalized by March 1999. In certain cases, the Company has retained third party consultants to analyze the shipboard hardware and embedded system inventories and assist the Company in testing, remediation and implementation of these applications. This process is expected to be completed by the end of the third calendar quarter of 1999. Internally developed shipboard information systems have been remediated and are expected to be tested and fully implemented on ships by mid 1999.

     The Company is tracking the Year 2000 compliance status of its material vendors and suppliers via the Company's own internal vendor compliance effort. Year 2000 correspondence was sent to critical vendors and suppliers, with continued follow up for those who failed to respond. All vendor responses are currently being evaluated to assess any possible risk to or effect on the Company's operations. Prior to mid 1999, the Company expects to implement additional procedures for assessing the Year 2000 compliance status of its most critical vendors and will modify its contingency plans accordingly.

     Risks of Company's Year 2000 Issues

     The Company is in the process of preparing its contingency plans which will include the identification of its most reasonably likely worst case scenarios. Currently, the most reasonably likely sources of risk to the Company include (1) the disruption of transportation channels relevant to the Company's operations, including ports and transportation vendors (airlines) as a result of a general failure of support systems and necessary infrastructure; (2) the disruption of travel agency and other sales distribution systems; and (3) the inability of principal product suppliers to be Year 2000 ready, which could result in delays in deliveries from such suppliers.

     Based on its current assessment efforts, the Company does not believe that Year 2000 issues will have a material adverse effect on its financial condition or results of operations. However, the Company's Year 2000 issues and any potential business interruptions, costs, damages or losses related thereto, are dependent, to a significant degree, upon the Year 2000 compliance of third parties, both domestic and international, such as government agencies, vendors and suppliers. Consequently, the Company is unable to determine at this time whether Year 2000 failures will materially affect the Company. The Company believes that its compliance efforts have and will reduce the impact on the Company of any such failures.

     Contingency Plans

     The Company is in the process of preparing its contingency plans to identify and determine how to handle its most reasonably likely worst case scenarios. Preliminary contingency plans are currently being drafted. Comprehensive contingency plans are estimated to be complete by mid 1999.

     Costs

     The Company does not expect that the costs associated with its Year 2000 efforts will be material. The Company estimates aggregate expenditures of approximately $16 million to address Year 2000 issues. These aggregate expenditures include $9 million of costs that are being charged to expense and $7 million of costs, related to the accelerated replacement of non-compliant systems due to Year 2000 issues, which will be capitalized. The total amount expended through November 30, 1998 was approximately $8 million, of which $4 million has been charged to expense and $4 million has been capitalized. These costs do not include costs incurred by the Company as a result of the failure of any third parties, including suppliers, to become Year 2000 compliant or costs to implement any contingency plans.

     Market Risks

     The Company is principally exposed to market risks from fluctuations in interest rates, foreign currency exchange rates and equity prices. The Company seeks to minimize these risks through its regular operating and financing activities, its long-term investment strategy and, when considered appropriate, through the use of derivative financial instruments. The Company's policy is to not use financial instruments for trading or other speculative purposes.

     In order to limit its exposure to interest rate fluctuations, the Company has entered into fixed rate debt instruments for the majority of its long-term debt. The Company's primary foreign currency exchange risk relates to its outstanding obligations under its foreign currency denominated shipbuilding contracts. The Company manages this risk through the use of foreign currency forward contracts (see Notes 2 and 7 in the accompanying financial statements).

     Additionally, the Company's investments in foreign affiliates subjects it to foreign currency exchange rate and equity price risks. Management considers its investments in foreign affiliates to be denominated in relatively stable currencies and of a long-term nature and, accordingly, does not typically manage its related foreign currency exchange rate and equity price risks through the use of financial instruments.

     Other market risk exposures to the Company relate to food and fuel commodity prices and the selling of certain of its cruises and incurring certain cruise-related expenses in foreign currencies. The Company does not typically manage these risks through the use of financial instruments. However, the Company does not expect changes in food and fuel commodity prices and foreign currency denominated cruise revenue and expenses to materially affect its operating results.

     Exposure to Interest Rates

     At November 30, 1998, the Company's long-term debt had a carrying value of $1.631 billion. The fair value of this debt at November 30, 1998 was $1.647 billion. Based upon a hypothetical 10% decrease or increase in the period end market interest rate, the fair value of this liability would increase or decrease by approximately $46 million.

     This hypothetical amount is determined by considering the impact of the hypothetical interest rates on the Company's existing debt. This analysis does not consider the effects of the changes in the level of overall economic activity that could exist in such environments. Furthermore, since substantially all of the Company's fixed rate debt cannot be prepaid, it is most likely management would be unable to take any significant steps to mitigate its exposure in the event of a significant decrease in market interest rates.

     Exposure to Exchange Rates

     As a result of the Company having outstanding obligations under ship construction contracts denominated in a foreign currency, it is affected by fluctuations in the value of the U.S. dollar as compared to certain European currencies. Foreign currency forward contracts are used to hedge against this risk. Accordingly, increases and decreases in the fair value of these foreign currency forward contracts are offset by changes in the U.S. dollar value of the net underlying foreign currency denominated ship construction obligations.

     At November 30, 1998, the Company's foreign currency forward contracts which hedge its shipbuilding activities had notional amounts and maturity dates of $539 million in 1999 and $206 million in 2000. The fair value of these contracts was $815 million at November 30, 1998. Based upon a 10% strengthening or weakening of the U.S. dollar compared to the Euro, the estimated fair value of these contracts would decrease or increase by $82 million which would be offset by a decrease or increase of $82 million in the U.S. dollar value of the related foreign currency ship construction obligations.

     The cost of shipbuilding orders which the Company may place in the future may be affected by foreign currency exchange rate fluctuations. Should the U.S. dollar weaken relative to the Euro, future orders for new ship construction in certain European shipyards may be at higher prices.

SELECTED FINANCIAL DATA

     The selected financial data presented below for the fiscal years 1994 through 1998 and as of the end of each such fiscal year are derived from the financial statements of the Company and should be read in conjunction with such financial statements and the related notes.

                                               YEARS ENDED NOVEMBER 30,
                                 1998        1997        1996       1995      1994
                                       (in thousands, except per share data)
INCOME STATEMENT DATA:
Revenues                     $3,009,306  $2,447,468  $2,212,572  $1,998,150  $1,806,016
Operating income
 before income from
 affiliated operations       $  819,792  $  660,979  $  551,461  $  490,038  $  443,674
Operating income             $  896,524  $  714,070  $  597,428  $  490,038  $  443,674
Net income                   $  835,885  $  666,050  $  566,302  $  451,091  $  381,765

Earnings per share (1):
 Basic                            $1.40       $1.12        $.98        $.79        $.68
 Diluted                          $1.40       $1.12        $.96        $.79        $.67
Dividends declared
 per share (1)                    $.315       $.240       $.190       $.158       $.142
Passenger cruise days            13,009      11,908      10,583       9,201       8,102
Occupancy percentage (2)          106.3%      108.3%      107.6%      105.0%      104.0%



                                                 AS OF NOVEMBER 30,
                                1998        1997         1996        1995      1994
                                         (in thousands)
BALANCE SHEET DATA:

Total assets                 $7,179,323  $5,426,775  $5,101,888   $4,105,487  $3,669,823
Long-term debt and
  convertible notes          $1,563,014  $1,015,294  $1,316,632   $1,150,031  $1,161,904
Total shareholders'
 equity                      $4,285,476  $3,605,098  $3,030,884   $2,344,873  $1,928,934

 ----------------------------------

 (1) All per share amounts have been adjusted to reflect two-for-one stock splits effective November 30, 1994 and June 12, 1998.

 (2) In accordance with cruise industry practice, occupancy percentage is calculated based upon two passengers per cabin even though some cabins can accommodate three or four passengers. The percentages in excess of 100% indicate that more than two passengers occupied some cabins.

 MARKET PRICE FOR COMMON STOCK

      The following table sets forth for the periods indicated the high and low Common Stock sales prices, as adjusted for the June 12, 1998 two-for-one stock split, on the New York Stock Exchange:

                                                 HIGH              LOW
 Fiscal Year ended November 30, 1998:
      First Quarter                            $29.500           $24.938
      Second Quarter                           $38.250           $29.531
      Third Quarter                            $42.625           $28.438
      Fourth Quarter                           $35.438           $19.000

 Fiscal Year ended November 30, 1997:
      First Quarter                            $18.375           $14.875
      Second Quarter                           $19.750           $17.063
      Third Quarter                            $22.625           $18.813
      Fourth Quarter                           $27.125           $21.844


      As of January 18, 1999, there were approximately 4,540 holders of record of the Company's Common Stock. While no tax treaty currently exists between the Republic of Panama and the United States, under current law, the Company believes that distributions to its shareholders are not subject to taxation under the laws of the Republic of Panama.

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

     Quarterly financial results for fiscal 1998 are as follows:

                                                  QUARTERS ENDED
                             FEBRUARY 28,      MAY 31,     AUGUST 31,   NOVEMBER 30,
                                      (in thousands, except per share data)
Revenues                      $557,838       $661,358     $1,061,539    $728,571
Gross profit                  $250,243       $299,002     $  521,196    $319,488
Operating income before
 income from affiliated
 operations                   $128,401       $167,794     $  365,007    $158,590
Operating income              $117,720       $165,441     $  378,849    $234,514
Net income                    $109,914       $160,596     $  344,752    $220,623

Earnings per share (1):
  Basic                           $.18           $.27           $.58        $.37
  Diluted                         $.18           $.27           $.58        $.37

Dividends declared per share (1) $.075          $.075          $.075        $.09


     Quarterly financial results for fiscal 1997 are as follows:

                                                QUARTERS ENDED
                             FEBRUARY 28,    MAY 31,     AUGUST 31,   NOVEMBER 30,
                                        (in thousands, except per share data)
Revenues                      $521,082       $596,614       $805,421     $524,351
Gross profit                  $224,144       $258,930       $417,301     $224,424
Operating income before
 income from affiliated
 operations                   $103,944       $140,253       $308,590     $108,192
Operating income              $ 94,962       $137,541       $318,961     $162,606
Net income                    $ 85,360       $127,447       $297,893     $155,350

Earnings per share (1):
  Basic                           $.14           $.21           $.50         $.26
  Diluted                         $.14           $.21           $.50         $.26

Dividends declared per share (1) $.055          $.055          $.055        $.075

(1) Adjusted for the June 12, 1998 two-for-one stock split.

FORWARD-LOOKING STATEMENTS

     Certain statements in the Shareholders' Letter and under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements of the Company to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and pricing and passenger yields for the Company's cruise products; consumer demand for cruises; pricing policies followed by competitors of the Company; increases in cruise industry capacity; changes in tax laws and regulations; the ability of the Company to implement its shipbuilding program and to expand its business outside the North American market where it has less experience; delivery of new vessels on schedule and at the contracted price; weather patterns; unscheduled ship repairs and drydocking; incidents involving cruise vessels at sea; computer program Year 2000 compliance; and changes in laws and regulations applicable to the Company.