Form 10-K, Exhibit 13
period 1999-11-30
CARNIVAL CORP
filed 2000-02-28
CIK 815097

EXHIBIT 13
                              CARNIVAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                        (in thousands, except par value)

ASSETS                                                    NOVEMBER 30,
                                                        1999        1998
Current Assets
  Cash and cash equivalents                         $  521,771  $  137,273
  Short-term investments                                22,800       5,956
  Accounts receivable, net                              62,887      60,837
  Consumable inventories, at average cost               84,019      75,449
  Prepaid expenses and other                           100,159      90,764
       Total current assets                            791,636     370,279

Property and Equipment, Net                          6,410,527   5,768,114

Investments in and Advances to Affiliates              586,922     546,693

Goodwill, less Accumulated Amortization of
  $85,272 and $72,255                                  462,340     437,464

Other Assets                                            34,930      56,773
                                                    $8,286,355  $7,179,323

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Current portion of long-term debt                 $  206,267  $   67,626
  Accounts payable                                     195,879     168,546
  Accrued liabilities                                  262,170     206,968
  Customer deposits                                    675,816     638,383
  Dividends payable                                     64,781      53,590
       Total current liabilities                     1,404,913   1,135,113

Long-Term Debt                                         867,515   1,563,014

Deferred Income and Other Long-Term Liabilities         82,680      63,036

Commitments and Contingencies (Notes 2, 8 and 14)

Minority Interest                                                  132,684

Shareholders' Equity
  Common Stock; $.01 par value; 960,000 shares
    authorized; 616,966 and 595,448 shares issued
    and outstanding                                      6,170       5,955
  Additional paid-in capital                         1,757,408     880,488
  Retained earnings                                  4,176,498   3,379,628
  Unearned stock compensation                           (9,945)     (5,294)
  Accumulated other comprehensive income                 1,116      24,699
       Total shareholders' equity                    5,931,247   4,285,476
                                                    $8,286,355  $7,179,323

The accompanying notes are an integral part of these consolidated financial statements.

                              CARNIVAL CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (in thousands, except per share data)


                                                YEARS ENDED NOVEMBER 30,
                                              1999        1998        1997
Revenues                                   $3,497,470 $3,009,306  $2,447,468

Costs and Expenses
  Operating expenses                        1,862,636  1,619,377   1,322,669
  Selling and administrative                  447,235    369,469     296,533
  Depreciation and amortization               243,658    200,668     167,287
                                            2,553,529  2,189,514   1,786,489
Operating Income Before Income From
  Affiliated Operations                       943,941    819,792     660,979

Income From Affiliated Operations, Net         75,758     76,732      53,091

Operating Income                            1,019,699    896,524     714,070

Nonoperating Income (Expense)
  Interest income                              41,932     10,257       8,675
  Interest expense, net of
    capitalized interest                      (46,956)   (57,772)    (55,898)
  Other income, net                            29,357      1,793       5,436
  Income tax expense                           (2,778)    (3,815)     (6,233)
  Minority interest                           (14,014)   (11,102)
                                                7,541    (60,639)    (48,020)
Net Income                                 $1,027,240 $  835,885  $  666,050

Earnings Per Share:
  Basic                                         $1.68      $1.40       $1.12
  Diluted                                       $1.66      $1.40       $1.12


The accompanying notes are an integral part of these consolidated financial statements.

                             CARNIVAL CORPORATION
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (in thousands)

                                                YEARS ENDED NOVEMBER 30,
                                                 1999     1998     1997
OPERATING ACTIVITIES
Net income                                   $1,027,240   $ 835,885   $666,050
Adjustments to reconcile net income to
  net cash provided from operating activities:
    Depreciation and amortization               243,658     200,668    167,287
    Income from affiliates in excess of
      dividends received                        (60,671)    (63,059)   (46,569)
    Minority interest                            14,014      11,102
    Other                                         4,007      (8,428)     2,540
Changes in operating assets and liabilities,
  excluding businesses acquired and consolidated:
    (Increase) decrease in:
      Receivables                                (3,271)        137    (21,229)
      Consumable inventories                     (8,570)     (3,913)    (1,689)
      Prepaid expenses and other                 (9,465)    (15,369)       903
    Increase in:
      Accounts payable                           27,333      18,758     22,035
      Accrued liabilities                        58,016      42,401     20,042
      Customer deposits                          37,433      73,658     68,210
        Net cash provided from operating
          activities                          1,329,724   1,091,840    877,580



INVESTING ACTIVITIES
Additions to property and equipment, net       (872,984) (1,150,413)  (497,657)
Proceeds from sale of assets                                 47,028     17,041
Acquisition of consolidated subsidiaries, net   (54,715)   (242,868)
Purchase of equity interests in affiliates       (1,365)               (38,378)
(Increase) decrease in short-term
  investments, net                              (11,890)      4,052      2,748
Other (additions to) reductions in
  investments in and advances to
  affiliates, net                                  (310)       (380)    39,540
Other, net                                       30,884      21,528     21,805
        Net cash used for investing activities (910,380) (1,321,053)  (454,901)

FINANCING ACTIVITIES
Proceeds from issuance of Common Stock, net     741,575      11,399      5,162
Principal payments of long-term debt           (564,838) (1,006,586)  (424,391)
Dividends paid                                 (219,179)   (178,458)  (130,456)
Proceeds from long-term debt                      7,772   1,404,395    155,366
Other                                              (176)     (4,253)
        Net cash (used for) provided from
          financing activities                  (34,846)    226,497   (394,319)
        Net increase (decrease) in cash and
          cash equivalents                      384,498      (2,716)    28,360
Cash and cash equivalents at beginning
  of year                                       137,273     139,989    111,629
Cash and cash equivalents at end of year       $521,771    $137,273   $139,989

The accompanying notes are an integral part of these consolidated financial statements.

                               CARNIVAL CORPORATION
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (in thousands)



                                                             Accumulated
                                                      Unearned  other   Total
             Compre- Common Stock   Additional         stock   compre-  share-
             hensive $.01 Par Value  paid-in- Retained compen- hensive  holders'
             income  Class A Class B capital earnings  sation  income   equity

Balances at
 November 30, 1996  $2,397 $550 $819,610 $2,207,781 $(2,489) $3,035 $3,030,884
 Comprehensive
  income:
 Net income $666,050                        666,050                    666,050
 Changes in
  securities
  valuation
  allowance       355                                           355        355
 Foreign currency
  translation
  adjustment    3,592                                         3,592      3,592
  Total com-
  prehensive
  income     $669,997
  Cash dividends                            (142,618)                 (142,618)
  Issuance of
   stock upon
   conversion of
   convertible notes     23        39,755                               39,778
  Conversion of
   Class B Common Stock
   into Class A
   Common Stock         550 (550)
  Issuance of stock
   under stock plans      2         6,732              (947)             5,787
  Amortization of
   unearned stock
   compensation                                       1,270              1,270
Balances at
 November 30, 1997, as
 previously reported 2,972        866,097  2,731,213 (2,166)   6,982 3,605,098
  Two-for-one stock
  split effective
  June 12, 1998      2,972         (2,972)
Balances at
 November 30, 1997,
 as adjusted         5,944        863,125  2,731,213 (2,166)   6,982 3,605,098
 Comprehensive
  income:
 Net income  $835,885                        835,885                   835,885
 Changes in
  securities
  valuation
  allowance       270                                            270       270
 Foreign currency
  translation
  adjustment   17,447                                         17,447    17,447
  Total com-
  prehensive
  income     $853,602
  Cash dividends                            (187,470)                 (187,470)
  Issuance of stock
   under stock plans     11        17,363             (4,651)           12,723
  Amortization of
   unearned stock
   compensation                                        1,523             1,523
Balances at
 November 30, 1998    5,955       880,488  3,379,628  (5,294) 24,699 4,285,476
 Comprehensive
  income:
 Net income $1,027,240                     1,027,240                 1,027,240
 Changes in
  securities
  valuation
  allowance     (4,374)                                       (4,374)   (4,374)
 Foreign currency
  translation
  adjustment   (19,209)                                      (19,209)  (19,209)
  Total com-
  prehensive
  income    $1,003,657
  Cash dividends                            (230,370)                 (230,370)
  Issuance of stock
   in public
   offering, net       170        725,062                              725,232
  Issuance of stock
   to acquire minority
   interest in Cunard
   Line Limited         32        127,037                              127,069
  Issuance of stock under
    stock plans         13         24,821             (7,326)           17,508
  Amortization of
   unearned stock
   compensation                                        2,675             2,675
Balances at
 November 30, 1999  $6,170     $1,757,408 $4,176,498 $(9,945)$1,116 $5,931,247


The accompanying notes are an integral part of these consolidated financial statements.

                              CARNIVAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

     Description of Business

     Carnival Corporation, a Panamanian corporation, and its consolidated subsidiaries (referred to collectively as the "Company") operate five cruise lines under the brand names Carnival Cruise Lines ("Carnival"), Cunard Line ("Cunard"), Holland America Line ("Holland America"), Seabourn Cruise Line ("Seabourn") and Windstar Cruises ("Windstar") and a tour business, Holland America Westours. Carnival operates fourteen cruise ships cruising primarily in the Caribbean and the Mexican Riviera. Holland America operates nine cruise ships cruising primarily in Alaska, the Caribbean and Europe and Windstar operates four luxury, sail-powered vessels which call on more exotic locations inaccessible to larger ships, primarily in the Caribbean, Europe and Central America. Cunard and Seabourn operate two and six luxury cruise vessels, respectively, to worldwide destinations. Holland America Line-Westours Inc. markets sightseeing tours both separately and as a part of Holland America Westours cruise/tour packages. Holland America Westours operates 14 hotels in Alaska and the Canadian Yukon, two luxury dayboats offering tours to the glaciers of Alaska and the Yukon River, over 280 motor coaches used for sightseeing and charters in the states of Washington and Alaska and in the Canadian Rockies and 13 private domed rail cars which are run on the Alaska Railroad between Anchorage and Fairbanks.

     The Company has a 50% direct equity interest in Il Ponte S.p.A. ("Il Ponte"), the parent company of Costa Crociere, S.p.A. ("Costa"), an Italian cruise company. Additionally, the Company has a 26% interest in Airtours plc ("Airtours"), a publicly traded air-inclusive integrated leisure travel company headquartered in England. Costa operates six cruise ships (an additional ship is scheduled to begin operations in July 2000) in Europe, the Caribbean and South America and its cruises are marketed primarily to Europeans. Airtours provided holidays for approximately ten million people in 1999 primarily from the United Kingdom, Germany, Scandinavia, Western Europe and North America and owns or operates over 1,000 retail travel shops, 42 aircraft, four cruise ships, 46 resort properties and develops and markets two vacation ownership resorts. Airtours also owns the other 50% of Il Ponte not owned by the Company.

     Preparation of Financial Statements

     The preparation of the consolidated financial statements in accordance with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the Company's financial statements. Actual results could differ from these estimates. All material intercompany transactions and accounts have been eliminated in consolidation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and Cash Equivalents and Short-Term Investments

     Cash and cash equivalents include investments with original maturities of three months or less and are stated at cost. At November 30, 1999 and 1998, cash and cash equivalents include $502 million and $111 million of investments, respectively, primarily comprised of investment grade commercial paper.

     Short-term investments are comprised of marketable equity and debt securities which are categorized as available for sale and, accordingly, are stated at their fair values. Unrealized gains and losses are included as a component of accumulated other comprehensive income within shareholders' equity until realized.

    Property and Equipment

    Property and equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over estimated average useful lives as follows:

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

     Investments in and Advances to Affiliates

     The Company accounts for its investments based on its ability to exercise influence over the financial and operating policies of the investee. The Company consolidates affiliates in which it has control, as typically evidenced by a direct ownership interest of greater than 50%. For affiliates where significant influence exists, as typically evidenced by a direct ownership interest from 20% to 50%, the investment is accounted for using the equity method. When the Company does not have significant influence, as typically evidenced by a direct ownership interest of less than 20%, or where the ability to exercise control or significant influence is temporary, the investment is accounted for using the cost method.

     The Company's percentage share of the affiliated companies' net income
(loss), net of amortization of goodwill, as well as any related interest income or fee income from those affiliates, is recorded as "Income from Affiliated Operations, Net" in the accompanying statements of operations. The Company's investments in and advances to affiliates are reported as "Investments in and Advances to Affiliates" in the accompanying balance sheets. In the event of the issuance of stock by an affiliate, the Company generally recognizes a gain or loss (see Note 4). At November 30, 1999 and 1998, the costs in excess of the net assets acquired of affiliates ("goodwill") was $232 million and $241 million, respectively, and it is being amortized using the straight-line method over periods ranging from 30 to 40 years.

     Goodwill

     Goodwill of $275 million resulting from the acquisition of HAL Antillen, N.V. ("HAL"), the parent company of Holland America, Windstar and Holland America Westours, and $272 million ($235 million at November 30,1998) resulting from the acquisition of Cunard and consolidation of Seabourn is being amortized using the straight-line method over 40 years.

     Foreign Currency Contracts

     The Company's significant contracts to buy foreign currency are forward contracts entered into to hedge foreign currency fluctuations of firm commitments related to the construction of cruise ships. These off-balance sheet contracts are not held for trading or speculative purposes. Changes in the market value and any discounts or premiums on these forward foreign currency contracts are recorded at maturity, which coincides with the dates when the related foreign currency payments are to be made, with any resulting gain or loss included in the cost of the vessel.

     In June 1998, Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Pursuant to SFAS No. 133, changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. SFAS No. 133, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 (December 1, 2000 for the Company). The Company has not yet determined the impact that the adoption of SFAS No. 133 will have, but does not currently expect the adoption to have a material impact on its results of operations or cash flows.


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

     Advertising Costs

     Substantially all of the Company's advertising costs are charged to expense as incurred, except costs which result in tangible assets, such as brochures, which are recorded as prepaid expenses and charged to expense as consumed. Advertising expense totaled $178 million in 1999, $142 million in 1998, and $112 million in 1997. At November 30, 1999 and 1998, $21.7 million and $18.8 million, respectively, of advertising related costs, principally brochures, were included in prepaid expenses and other in the accompanying balance sheets.

     Foreign Currency Transactions and Translations

     For foreign subsidiaries and affiliates using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet dates and income and expenses are translated at average exchange rates. The effects of these translation adjustments are reported in accumulated other comprehensive income within shareholders' equity. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in income currently.

     Income Taxes

     Management believes that substantially all of the Company's income (with the exception of its United States ("U.S.") source income from the transportation, hotel and tour businesses of Holland America Westours) is exempt from U.S. federal income taxes. If the Company was found not to meet certain tests of the Internal Revenue Code, as amended, (the "Code") or if the Code were to be changed in a manner adverse to the Company, a portion of the Company's income would become subject to taxation by the U.S. at higher than normal corporate tax rates.

     Earnings Per Share

     In 1998, the Company adopted SFAS No. 128, "Earnings Per Share" which requires the dual presentation of basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during each period. Diluted earnings per share is computed by dividing net income, as adjusted, by the weighted average number of shares of common stock, common stock equivalents and other potentially dilutive securities outstanding during each period. In accordance with the provisions of SFAS No. 128, and as a result of the 1998 stock split, the Company has retroactively restated prior years' earnings per share (see Notes 6 and 11).

     Stock-Based Compensation

     The Company accounts for stock-based compensation using the intrinsic value method and discloses certain fair market value pro forma information with respect to its stock-based compensation activities (see Note 10).

     Accounting Changes

      In April 1998, Statement of Position 98-5 - "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") was issued. SOP 98-5 requires that all start-up or pre-operating costs be expensed as incurred. In 1998, the Company adopted SOP 98-5 and, accordingly, expensed $8.7 million of previously deferred start-up costs. The $8.7 million represents the cumulative effect from the Company changing this policy, which amount was included in other nonoperating expenses in the 1998 statement of operations.

     In 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income consists of net income and other comprehensive income, the latter includes unrealized gains and losses on available for sale securities and foreign exchange translation adjustments and is presented in the accompanying statements of shareholders' equity. The adoption of SFAS No. 130 had no effect on shareholders' equity. Prior year financial statements have been reclassified to conform to the SFAS No. 130 requirements.

     In 1999, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 supercedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the industry segment approach with the "management" approach. The management approach designates the internal organization that is used by management for making decisions and assessing performance as the source for determining the Company's reportable segments. The adoption of SFAS No. 131 did not affect the Company's results of operations or financial position but did affect the disclosure of segment information(see Note 9).

NOTE 3 - PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                        November 30,
                                                   1999             1998

Vessels                                         $6,543,592       $5,754,218
Vessels under construction                         506,477          526,529
                                                 7,050,069        6,280,747
Land, buildings and improvements                   235,333          217,597
Transportation and other equipment                 395,008          322,069
Total property and equipment                     7,680,410        6,820,413
Less accumulated depreciation and amortization  (1,269,883)      (1,052,299)
                                                $6,410,527       $5,768,114

     Capitalized interest, primarily on vessels under construction, amounted to $40.9 million in 1999, $35.1 million in 1998 and $16.8 million in 1997.


NOTE 4 - INVESTMENTS IN AND ADVANCES TO AFFILIATES

    In June 1997, the Company and Airtours completed a joint offer to acquire the equity securities of Costa. The Company and Airtours each own 50% of Il Ponte, a holding company which currently owns approximately 100% of Costa. The cost of the Company's 50% direct interest in Costa was approximately $141 million, of which approximately $103 million was paid by Il Ponte and the balance was paid by the Company. The $103 million paid by Il Ponte was funded through Il Ponte debt, which is guaranteed by the Company (see Note 8). The Company is recording its interest in Il Ponte's consolidated results of operations on a two-month lag basis using the equity method. It is not practicable to estimate the fair value of Il Ponte as it is not a publicly traded entity.

     In April 1996, the Company acquired a 28% interest in Airtours for approximately $307 million. At November 30, 1999 and 1998, the market value of the Company's investment in Airtours, based on the closing price of Airtours' stock on the London Stock Exchange, was approximately $837 million and $835 million, respectively, as compared with the carrying value of the Company's investment in Airtours of $439 million and $432 million, respectively. The Company is recording its interest in Airtours' consolidated results of operations on a two-month lag basis using the equity method. In 1998, the Company's interest in Airtours was reduced to approximately 26% as a result of the conversion of Airtours' preference shares into Airtours' common stock and the issuance of Airtours' common stock in conjunction with two of its acquisitions, as discussed below.

     In July and September 1998, Airtours issued approximately 18.5 million and
2.2 million shares of its common stock at $7.02 per share and $6.00 per share, respectively, in connection with acquisitions. These amounts were in excess of the Company's carrying value per share. The issuance of these shares reduced the Company's ownership of Airtours to approximately 26%. As a result of these transactions, the Company recognized a net gain of $14.8 million, which is included in other nonoperating income in the 1998 statement of operations.

     Dividends received from affiliates were $15.1 million, $13.7 million and $11.4 million in fiscal 1999, 1998 and 1997, respectively.

     Financial information for affiliated companies accounted for using the equity method is as follows (in thousands):

Balance Sheet Data:                       As of End of Fiscal Years
                                           1999             1998
     Current assets                     $2,310,485       $1,722,616
     Long-term assets                   $2,332,871       $2,115,373
     Current liabilities                $1,802,385       $1,560,228
     Long-term liabilities              $1,741,010       $1,325,220
     Shareholders' equity               $1,099,961       $  952,541



Income Statement Data:                            Fiscal Years Ended
                                           1999           1998           1997
     Revenues                           $5,963,425     $5,282,230     $3,965,223
     Gross margin                       $1,265,614     $1,128,305     $  702,162
     Net income                         $  255,146     $  264,936     $  174,354


     Segment information for the Company's affiliate operations is provided in accordance with SFAS No. 131 as follows (in thousands):

                                                  Fiscal Years Ended
                                           1999          1998             1997
    Operating income                    $359,953      $374,560         $269,425
     Depreciation and amortization       $133,302      $100,532         $ 61,936
     Capital expenditures                $356,267      $184,395         $145,667


NOTE 5 - LONG-TERM DEBT


     Long-term debt consists of the following (in thousands):

                                                         November 30,
                                                      1999          1998
Commercial paper                                    $             $ 368,710
Unsecured 5.65% Notes Due October 15, 2000             199,920      199,833
Unsecured 6.15% Notes Due April 15, 2008               199,564      199,512
Unsecured 6.65% Debentures Due January 15, 2028        199,274      199,249
Unsecured 6.15% Notes Due October 1, 2003              124,974      124,967
Unsecured 7.2% Debentures Due October 1, 2023          124,886      124,881
Unsecured 7.7% Notes Due July 15, 2004                  99,947       99,936
Unsecured 7.05% Notes Due May 15, 2005                  99,891       99,871
Notes payable secured by vessels                         5,000      174,198
Other loans payable                                     20,326       39,483
                                                     1,073,782    1,630,640
Less portion due within one year                      (206,267)     (67,626)
                                                    $  867,515   $1,563,014

     Since the commercial paper is backed by the long-term revolving credit facilities described below, balances outstanding under the commercial paper programs were classified as long-term in the 1998 balance sheet.

     The Company's commercial paper programs are supported by a $1 billion unsecured revolving credit facility due December 2001 and a $200 million multi-currency revolving credit facility due January 2002. Both revolving credit facilities bear interest at LIBOR plus 14 basis points ("BPS") and provide for a facility fee of six BPS on each facility. Any funds outstanding under the commercial paper programs reduce the aggregate amount available under these facilities. At November 30, 1999, the Company had $1.2 billion available for borrowing under these facilities. These facilities contain covenants that require the Company, among other things, to maintain minimum debt service coverage and limit debt to capital ratios. At November 30, 1999, the Company was in compliance with all of its debt covenants.

     In late November 1999, the Company prepaid approximately $124 million of Cunard's notes payable, which were secured by vessels.

     At November 30, 1999, the scheduled annual maturities of the Company's long-term debt are summarized as follows (in thousands):

                         Fiscal

                         2000        $  206,267
                         2001             5,497
                         2002               527
                         2003           125,968
                         2004           105,448
                         Thereafter     630,075
                                     $1,073,782

NOTE 6 - SHAREHOLDERS' EQUITY

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

     On April 13, 1998, the Company's shareholders approved amendments to the Company's Articles of Incorporation which (1) eliminated the Class B Common Stock and designated a single class of Common Stock, (2) increased the number of authorized shares of Common Stock to 960 million, and (3) authorized the Board of Directors, at its discretion, to issue up to 40 million shares of Preferred Stock. The Preferred Stock is issuable in series which may vary as to certain rights and preferences and has a $.01 par value. At November 30, 1999 and 1998, no Preferred Stock had been issued.

     On April 13, 1998, the Board of Directors approved a two-for-one split of the Company's Common Stock. The additional shares were distributed on June 12, 1998 to shareholders of record on May 29, 1998. All share and per share data presented herein has been retroactively restated to give effect to this stock split.

     In December 1998, the Company issued 17 million shares of its Common Stock in a public offering and received net proceeds of approximately $725 million. The Company issued the stock concurrent with the addition of the Company's Common Stock to the S&P 500 Composite Index.

     At November 30, 1999, there were approximately 15.8 million shares of Common Stock reserved for issuance pursuant to the Company's stock option, employee stock purchase, management incentive, dividend reinvestment and restricted stock plans.

     During 1999, the Company declared cash dividends aggregating $0.375 per share for the year. In October 1999, the Board of Directors increased the quarterly dividends from $0.09 per share to $0.105 per share.

     At November 30, 1999 and 1998, retained earnings included undistributed earnings of affiliates (accounted for using the equity method) of approximately $198 million and $138 million, respectively. The Company does not expect that additional income taxes will be incurred on future distributions of such earnings and, accordingly, no deferred income taxes have been provided for the distribution of these earnings. At November 30, 1999 and 1998, accumulated other comprehensive income within shareholders' equity included cumulative foreign currency translation adjustments which increased shareholders' equity by $6.0 million and $25.2 million, respectively.


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

     Certain Short-Term Financial Instruments

     The carrying amounts of cash, cash equivalents and accrued liabilities approximate their fair values due to the short-term maturities of these instruments.

     Other Assets

     At November 30, 1999 and 1998, long-term other assets include marketable securities held in a "Rabbi Trust" for certain of the Company's non-qualified benefit plans, long-term receivables and other restricted securities. These assets have carrying values of $28.3 million and $48.7 million and have fair values of $28.3 million and $40 million at November 30, 1999 and 1998, respectively. Fair value is estimated based on quoted market prices or expected future discounted cash flows.

     Long-term Debt

     At November 30, 1999 and 1998, the fair value of the Company's long-term debt, including the current portion, was approximately $1.021 billion and $1.647 billion, respectively, which was approximately $53 million less than and $16 million more than the carrying values on those respective dates. The difference between the fair value of the long-term debt and the carrying value was due to the Company's issuance of fixed rate debt obligations at interest rates that are above or below market rates in existence at the measurement dates. The fair value of the Company's long-term debt is estimated based on the quoted market price for the same or similar issues. The Company is prohibited from redeeming substantially all of its long-term debt before its maturity.

     Foreign Currency Contracts

     The Company enters into forward foreign currency contracts to reduce its exposures relating to rate changes in foreign currency. These contracts are subject to gain or loss from changes in foreign currency rates, however, any realized gain or loss will be offset by gains or losses on the underlying hedged foreign currency transactions. Certain exposures to credit losses related to counterparty nonperformance exist, however, the Company does not anticipate nonperformance by the counterparties as they are large, well-established financial institutions. The fair values of the Company's forward hedging instruments discussed below are estimated based on prices quoted by financial institutions for these instruments.

     Several of the Company's contracts for the construction of cruise vessels are denominated in either Italian Lira or German Deutsche Marks. The Company is a party to forward foreign currency contracts with notional amounts of $1.86 billion and $745 million at November 30, 1999 and 1998, respectively, to fix the price of these vessels into U.S. dollars (see Note 8). At November 30, 1999 and 1998, these forward contracts had an estimated fair value of approximately $1.81 billion and $815 million, respectively.


NOTE 8 - COMMITMENTS AND CONTINGENCIES

     Capital Expenditures

     A description of ships under contract for construction at November 30, 1999 is as follows (in millions, except passenger capacity data):


                Expected                                          Estimated
                Service                      Passenger              Total
Vessel            Date(1)   Shipyard         Capacity(2)             Cost(3)

Carnival
Carnival Victory   9/00    Fincantieri          2,758              $  450
Carnival Spirit    4/01    Masa-Yards           2,120                 375
Carnival Pride     1/02    Masa-Yards (4)       2,120                 375
Carnival Legend    8/02    Masa Yards (4)       2,120                 375
Carnival Conquest 12/02    Fincantieri          2,758                 450
Carnival Glory     8/03    Fincantieri          2,758                 450
  Total Carnival                               14,634               2,475
Holland America
Zaandam            5/00    Fincantieri(5)       1,440                 300
Amsterdam         11/00    Fincantieri          1,380                 300
Newbuild          10/02    Fincantieri(5)       1,820                 400
Newbuild           8/03    Fincantieri(5)       1,820                 400
  Total Holland America                         6,460               1,400
Total                                          21,094              $3,875

   (1) The expected service date is the date the vessel is expected to begin revenue generating activities.
   (2) In accordance with cruise industry practice, passenger capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or four passengers.
   (3) Estimated total cost of the completed vessel includes the contract price with the shipyard, design and engineering fees, capitalized interest, various owner supplied items and construction oversight costs.
   (4) These construction contracts are denominated in German Deutsche Marks and have been fixed into U.S. dollars through the utilization of forward foreign currency contracts.
   (5) These construction contracts are denominated in Italian Lira and have been fixed into U.S. dollars through the utilization of forward foreign currency contracts.


     In connection with the ships under contract for construction, the Company has paid approximately $506 million through November 30, 1999 and anticipates paying the remaining estimated total cost as follows (in millions):

                            Fiscal
                             2000               $  764
                             2001                  756
                             2002                1,129
                             2003                  720
                                                $3,369



     Litigation

     Several actions (collectively the "Passenger Complaints") have been filed against Carnival and one action has been filed against Holland America Westours on behalf of purported classes of persons who paid port charges to Carnival or Holland America, alleging that statements made in advertising and promotional materials concerning port charges were false and misleading. The Passenger Complaints allege violations of the various state consumer protection acts and claims of fraud, conversion, breach of fiduciary duties and unjust enrichment. Plaintiffs seek compensatory damages or, alternatively, refunds of portions of port charges paid, attorneys' fees, costs, prejudgment interest, punitive damages and injunctive and declaratory relief. The actions against Carnival are in various stages of progress and are proceeding.

     Holland America Westours has entered into a settlement agreement for the one Passenger Complaint filed against it. The settlement agreement was approved by the court on September 28, 1998. One member of the settlement class appealed the court's approval of the settlement and a decision on such appeal is expected shortly. A further appeal could be taken by either party which could result in the settlement being delayed for an additional one year. Unless the appeal is successful, Holland America will issue travel vouchers with a face value of $10- $50 depending on specified criteria, to certain of its passengers who are U.S. residents and who sailed between April 1992 and April 1996, and will pay a portion of the plaintiffs' legal fees. The amount and timing of the travel vouchers to be redeemed and the effects of the travel voucher redemption on revenues is not reasonably determinable. Accordingly, the Company has not established a liability for the travel voucher portion of the settlements and will account for the redemption of the vouchers as a reduction of future revenues. In 1998, the Company established a liability for the estimated distribution costs of the settlement notices and plaintiffs' legal costs.

     Several complaints were filed against Carnival and/or Holland America Westours (collectively the "Travel Agent Complaints") on behalf of purported classes of travel agencies who had booked a cruise with Carnival or Holland America, claiming that advertising practices regarding port charges resulted in an improper commission bypass. These actions, filed in California, Washington and Florida, allege violations of state consumer protection laws, claims of breach of contract, negligent misrepresentation, unjust enrichment, unlawful business practices and common law fraud, and they seek unspecified compensatory damages (or alternatively, the payment of usual and customary commissions on port charges paid by passengers in excess of certain charges levied by government authorities), an accounting, attorneys' fees and costs, punitive damages and injunctive relief. These actions are in various stages of progress and are proceeding.

     It is not now possible to determine the ultimate outcome of the pending Passenger and Travel Agent Complaints if such claims should proceed to trial. Management believes it has meritorious defenses to the claims. Management understands that purported class actions similar to the Passenger and Travel Agent Complaints have been filed against several other cruise lines.

     In the normal course of business, various other claims and lawsuits have been filed or are pending against the Company. The majority of these claims and lawsuits are covered by insurance. Management believes the outcome of any such claims and lawsuits, which are not covered by insurance, would not have a material adverse effect on the Company's financial condition or results of operations.

     Ship Lease Transactions

     During August and December 1998, the Company entered into lease out and lease back transactions with respect to two of its vessels. The Company has effectively guaranteed certain obligations or provided letters of credit to participants in the transactions which, at November 30, 1999, total approximately $358 million. Only in the remote event of nonperformance by certain major financial institutions, which have long-term credit ratings of AAA, would the Company be required to make any payments under these guarantees. After approximately 18 years, the Company has the right to exercise purchase options that would terminate these transactions. As a result of these transactions, the Company received approximately $22 million (net) in both August and December 1998 which is recorded as deferred income on the balance sheets and is being amortized to nonoperating income over approximately 18 years.

     Operating Leases

     Rent expense for all operating leases, primarily office and warehouse space, for fiscal 1999, 1998 and 1997 was approximately $10.2 million, $10.4 million and $10.6 million, respectively. At November 30, 1999, minimum annual rentals for all operating leases, with initial or remaining terms in excess of one year, were as follows (in thousands):



                             Fiscal
                             2000         $ 9,601
                             2001           7,444
                             2002           6,066
                             2003           5,044
                             2004           4,621
                             Thereafter    24,032
                                          $56,808

     Guarantees of Debt

     At November 30, 1999, the Company has guaranteed approximately $107 million of debt, including $88.6 million of Il Ponte's acquisition indebtedness for the Company's interest in Costa.

     Other

     At November 30, 1999, the Company has a commitment through 2013, cancellable under certain remote circumstances, to pay a minimum amount for its annual usage of certain port facilities as follows (in thousands):

                            Fiscal
                            2000           $  8,853
                            2001              9,402
                            2002              9,315
                            2003             11,548
                            2004             11,528
                            Thereafter      125,937
                                           $176,583


     The Company has contracted for the sale in October 2000 of one of Holland America's ships, the Nieuw Amsterdam, for $114.5 million in cash and notes. This sale is expected to result in a minimal gain in fiscal 2000.

 NOTE 9 - SEGMENT INFORMATION

     In 1999, the Company adopted SFAS No. 131. The Company's cruise segment operates five cruise brands which have been aggregated as a single operating segment based on the similarity of their economic characteristics. Cruise revenues are comprised of sales of passenger tickets, including, in some cases, air transportation to and from the cruise ship, and revenues from certain on board activities and other related services. The tour segment represents the operations of Holland America Westours.

     The significant accounting policies of the segments are the same as those described in Note 1 - "Summary of Significant Accounting Policies." Segment data includes intersegment revenues, as well as a cost allocation of certain corporate expenses to each segment. Intersegment revenues primarily represent charges for the cruise portion of a tour when a cruise
is sold as a part of a tour package.   Information about the cruise and
tour segments for fiscal 1999, 1998 and 1997 is as follows (in thousands):

                          Operating   Depreciation
                            income        and          Capital     Segment
               Revenues     (loss)    amortization  expenditures    assets
1999
Cruise       $3,286,701  $  947,452    $232,942     $  836,351  $6,938,411
Tour            271,828      10,403      10,716         25,191     185,591
Affiliate
  operations                 75,758                                586,922
Reconciling
  items (a)     (61,059)    (13,914)                    11,442     575,431
             $3,497,470  $1,019,699    $243,658     $  872,984  $8,286,355
1998
Cruise       $2,797,856    $822,242    $189,345     $1,113,191  $6,327,599
Tour            274,491       9,248       9,491         28,480     174,140
Affiliate
  operations                 76,732                                546,693
Reconciling
  items (a)     (63,041)    (11,698)      1,832          8,742     130,891
             $3,009,306    $896,524    $200,668     $1,150,413  $7,179,323
1997
Cruise       $2,257,567    $656,009    $157,454     $  414,963  $4,617,583
Tour            242,646      13,262       8,862         42,507     163,941
Affiliate
  operations                 53,091                                479,329
Reconciling
  items (a)     (52,745)     (8,292)        971         40,187     165,922
             $2,447,468    $714,070    $167,287     $  497,657  $5,426,775

 (a) Revenues consist of intersegment revenues. Operating loss represents corporate expenses not allocated to segments. Capital expenditures represent corporate capital expenditures. Segment assets include cash, cash equivalents, short-term investments and other corporate assets.

     See Note 4 for affiliate operations segment information which is not included in the Company's consolidated operations.

     Foreign revenues represent sales made by the Company's consolidated cruise lines, which were generated from outside the U.S. Foreign assets represent assets which are located outside of the U.S. and include, among other things, all of the Company's vessels. Revenues and asset information by geographic area is as follows (in thousands):

                                       1999       1998       1997
                Revenues
                Domestic            $3,077,499  $2,667,289  $2,234,063
                Foreign                419,971     342,017     213,405
                                    $3,497,470  $3,009,306  $2,447,468

                Assets
                Domestic            $1,249,798  $  801,759 $   762,994
                Foreign              7,036,557   6,377,564   4,663,781
                                    $8,286,355  $7,179,323  $5,426,775




NOTE 10 - BENEFIT PLANS

     Stock Option Plans

     The Company has stock option plans for certain employees and members of the Board of Directors. The plans are administered by a committee of three directors of the Company (the "Committee") which determines who is eligible to participate, the number of shares for which options are to be granted and the amounts that may be exercised within a specified term. The option exercise price is generally established by the Committee at 100% of the fair market value of the Common Stock on the date the option is granted. Substantially all options granted during 1999, 1998 and 1997 were granted at an exercise price per share equal to the fair market value of the Company's Common Stock on the date of grant. Employee options generally vest evenly over five years and have a ten year term and director options vest immediately and have a five or ten year term. At November 30, 1999, options for 3,900,756 shares were available for future grants. A summary of the status of options in the stock option plans is as follows:

                             Weighted
                      Average Exercise Price            Number of Options
                             Per Share               Years Ended November 30,
                       1999    1998   1997       1999          1998       1997
Outstanding options-
  beginning of year   $14.95  $11.88 $10.38    5,987,574   5,502,580 4,871,880
Options granted       $44.54  $27.34 $19.55    1,641,400   1,157,344   858,000
Options exercised     $11.01  $10.53 $ 8.83     (956,706)   (652,350) (222,500)
Options canceled      $26.55  $22.86 $ 8.00     (155,100)    (20,000)   (4,800)
Outstanding options-
  end of year         $22.70  $14.95 $11.88    6,517,168   5,987,574 5,502,580
Options exercisable -
  end of year         $12.64  $10.91 $10.34    3,601,993   3,405,630 3,117,380

     Information with respect to stock options outstanding and stock options exercisable at November 30, 1999 is as follows:

                              Options Outstanding        Options Exercisable
                                    Weighted      Weighted     Weighted
                                    Average       Average       Average
Exercise                           Remaining      Exercise      Exercise
Price Range              Shares    Life (Years) Price  Shares    Price

$ 1.94-$ 2.25            37,480         (1)     $ 2.06     37,480  $ 2.06
$ 6.94-$10.22           283,850       2.8       $ 7.46    279,050  $ 7.42
$10.59-$15.00         2,906,500       5.4       $11.30  2,822,500  $11.27
$16.28-$21.91           673,944       7.1       $19.28    254,269  $19.67
$24.94-$26.41           905,494       8.1       $26.41    148,694  $26.41
$34.91-$41.34           192,000       8.9       $37.04     20,000  $38.62
$44.03-$48.56         1,517,900       9.0       $45.41     40,000  $46.88

Total                 6,517,168       6.8       $22.70  3,601,993  $12.64

(1) These stock options do not have an expiration date.

     During fiscal 1998, the Company adopted SFAS No. 123 and pursuant to its provisions elected to continue using the intrinsic-value method of accounting for stock-based awards. Accordingly, the Company has not recognized compensation expense for its noncompensatory stock option awards. The following table reflects the Company's historical net income and earnings per share and pro forma net income and earnings per share for fiscal 1999, 1998 and 1997 had the Company elected to adopt the fair value approach (which charges earnings for the estimated fair value of stock options) of SFAS No. 123 (in thousands, except per share data):

                                        1999         1998         1997
Net income:
  As reported                        $1,027,240    $835,885    $666,050
  Pro forma                          $1,019,058    $831,153    $664,324

Earnings per share:
  As reported:
    Basic                                 $1.68       $1.40       $1.12
    Diluted                               $1.66       $1.40       $1.12
  Pro forma:
    Basic                                 $1.66       $1.40       $1.12
    Diluted                               $1.65       $1.39       $1.12

     These pro forma amounts may not be representative of the effect on pro forma net income in future years, since the estimated fair value of stock options is amortized over the vesting period, pro forma compensation expense related to grants made prior to 1996 is not considered and additional options may be granted in future years.

     The weighted average fair values of the Company's options granted during fiscal 1999, 1998 and 1997 were $15.15, $7.61 and $5.79 per share, respectively, at the dates of grant. The fair values of options were estimated using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1999, 1998 and 1997, respectively; expected dividend yields of 0.80%, 1.62%, and 1.78%; expected volatility of 26.3%, 20.5%, and 22.7%; risk free interest rates of 4.8%, 5.3% and 6.2%; and expected option life of six years for all periods.

     Restricted Stock Plans

     The Company has restricted stock plans under which four key employees are granted restricted shares of the Company's Common Stock. Shares are awarded in the name of each of the participants, who have all the rights of other Common Stock shareholders, subject to certain restriction and forfeiture provisions. During fiscal 1999, 1998 and 1997, 150,000, 150,000 and 46,574 shares of Common
Stock valued at $6.8 million, $4.4 million and $.9 million, respectively, were issued. Unearned stock compensation is recorded in stockholders' equity at the date of award based on the quoted market price of the shares on the date of grant and is amortized to expense over the vesting period. As of November 30, 1999 and 1998 there were 385,283 shares and 321,038 shares, respectively, issued under the plans which remain to be vested.

     Management Incentive Plans

     Most shoreside managerial employees of Carnival and HAL participate in management incentive plans. Certain of the participating employees receive a portion of their incentive compensation award in Common Stock of the Company, instead of the entire amount being paid in cash. During fiscal 1999, 1998 and 1997, 49,734, 61,214 and 85,430 shares of Common Stock with a quoted market value of $1.7 million, $1.6 million and $1.3 million, respectively, were issued under these plans.

     Defined Benefit Pension Plans

     The Company has two defined benefit pension plans (qualified and non-qualified) that are available to certain full-time Carnival and corporate shoreside employees who were employed with the Company prior to January 1, 1998. These plans were closed to new participants on January 1, 1998. In addition, the Company has one non-qualified defined benefit plan, established in 1998, which is available to certain of Carnival's shipboard employees. The Company's funding policy for the qualified defined benefit plan is to annually contribute at least the minimum amount required under the applicable labor regulations. The non-qualified plans are unfunded. Pension expense for the defined benefit pension plans was $3.6 million, $1.9 million and $2.5 million for fiscal 1999, 1998 and 1997, respectively.

     Defined Contribution Plans

     The Company has various defined contribution plans, available to substantially all U.S. and Canadian employees, and certain United Kingdom and Carnival shipboard employees. The Company contributes to these plans based on employee contributions, salary levels and length of service. Total expense relating to these plans in fiscal 1999, 1998 and 1997 was $6.1 million, $5.3 million and $2.5 million, respectively.

    Employee Stock Purchase Plan

    The Company has an Employee Stock Purchase Plan which is authorized to issue up to 4,000,000 shares of Common Stock to substantially all employees of Carnival Corporation and its wholly owned subsidiaries. The purchase price is derived from a formula based on 85% of the fair market value of the Common Stock during the six-month purchase period, as defined. During fiscal 1999, 1998 and 1997, the Company issued 144,911, 175,971 and 173,776 shares, respectively, at a weighted average share price of $36.67, $24.45 and $14.52, respectively, under this plan.

NOTE 11 - EARNINGS PER SHARE

    Earnings per share have been computed as follows (in thousands, except per share data):

                                                Years Ended November 30,
                                             1999         1998         1997
Basic:
  Net income                              $1,027,240    $835,885     $666,050
  Average common shares outstanding          612,484     595,037      594,076
  Earnings per share                           $1.68       $1.40        $1.12

Diluted:
  Net income                              $1,027,240    $835,885     $666,050
  Effect on net income of assumed
    issuance of affiliate securities          (3,299)                    (356)
  Interest expense related to
    convertible notes                                                      38
  Net income available assuming dilution  $1,023,941    $835,885     $665,732

  Average common shares outstanding          612,484     595,037      594,076
  Effect of dilutive securities:
    Additional shares issuable upon:
      Assumed conversion of
        convertible notes                                                 128
      Various stock plans                      3,516       3,411        2,344
  Average shares outstanding
    assuming dilution                        616,000     598,448      596,548
  Earnings per share                           $1.66       $1.40        $1.12

NOTE 12 - ACQUISITION

     On May 28, 1998, the Company and a group of investors acquired the operating assets of Cunard, a cruise company operating five luxury cruise ships, for $500 million, adjusted for a working capital deficiency and debt assumed. The Company accounted for the acquisition using the purchase accounting method. Simultaneous with the acquisition, Seabourn Cruise Line Limited ("Seabourn Ltd."), a luxury cruise line in which the Company owned a 50% interest, was combined with Cunard. The Company owned approximately 68% of the combined entity, which is named Cunard Line Limited. Commencing on May 28, 1998, the financial results of Cunard Line Limited have been included in the Company's consolidated financial statements. Prior to May 28, 1998, the Company's 50% interest in Seabourn Ltd. was accounted for using the equity method (see Notes 2 and 4). During fiscal 1999 the seller of Cunard adjusted the above Cunard purchase price which resulted in a cash payment to Cunard of approximately $30 million.

     Had the above transactions occurred on December 1, 1997, the Company's unaudited consolidated revenues for fiscal 1998 would have been approximately $3.23 billion. The impact on the Company's fiscal 1998 unaudited net income and earnings per share would have been immaterial.

     On November 15, 1999, the Company exercised its purchase option and acquired the remaining 32% minority interest in Cunard Line Limited for approximately 3.2 million shares of its Common Stock and $76.5 million in cash. Had this transaction occurred on December 1, 1997, the impact on the Company's fiscal 1999 and 1998 unaudited net income and earnings per share would have been immaterial. The Company also accounted for this transaction using the purchase method.
     The preliminary impact on the Company's assets and liabilities related to the 1998 acquisition of Cunard and consolidation of Seabourn was as follows (in millions):


     Fair value of Cunard assets                 $553
     Seabourn assets consolidated                 191
     Debt assumed                                (157)
     Other liabilities assumed                   (199)
     Minority interest                           (122)
     Cash paid for acquisition                    266
     Other adjustments                            (14)
                                                  252
     Cash of acquired companies                    (9)
       Net cash paid as reflected
         in the 1998 Statement of Cash Flows     $243

NOTE 13 - SUPPLEMENTAL CASH FLOW INFORMATION

                                              YEARS ENDED NOVEMBER 30,
                                              1999      1998      1997
                                                    (in thousands)
Cash paid for:
  Interest (net of amount capitalized)      $ 49,836  $ 54,572  $ 56,967
  Income taxes                              $  3,841  $  5,144  $  5,755

Noncash investing and financing activities:
  Common Stock issued for acquisition of
    Cunard Line Limited minority interest   $127,069
  Common Stock issued under various
    stock plans                             $  8,991  $  5,975  $  2,247
  Common Stock issued upon conversion
    of convertible notes                                        $ 39,085
  Sale of Rotterdam V                                           $ 31,208

Note 14 - SUBSEQUENT EVENTS (UNAUDITED)

     On January 23, 2000, the Company entered into a letter of intent to acquire Fairfield Communities, Inc. ("FCI"), one of the largest vacation ownership companies in North America. The agreement calls for each share of FCI common stock to be converted into .3164 shares of Carnival Common Stock. FCI has approximately 48.5 million shares outstanding on a fully diluted basis. It is intended that the transaction will be accounted for as a pooling-of-interests. Completion of the transaction is conditioned upon the receipt of all regulatory and government approvals, FCI stockholder approval and other customary conditions, including the completion of satisfactory due diligence and definitive documentation. No assurance can be given that the foregoing conditions will be satisfied or that the transaction will be consummated.

     On February 2, 2000, the Company entered into an agreement to acquire a 40 percent interest in Arrasas Limited ("Arrasas"), a wholly owned subsidiary of Star Cruises PLC ("Star"). Arrasas was formed by Star to pursue the acquisition of NCL Holding ASA ("NCL"), the parent company of Norwegian Cruise Line and Orient Lines. The cost of this 40 percent interest is anticipated to be approximately equal to 40 percent of the price paid by Arrasas to acquire the NCL shares. If Arrasas is successful in acquiring 100% of NCL, the cost of the Company's investment in Arrasas would be approximately $470 million. The Company has agreed to loan to Arrasas its pro rata portion of the NCL purchase price, which is expected to be funded in February 2000. The non-interest bearing loan will mature on the earlier of the Company's purchase of the Arrasas shares or termination of the agreement. The purchase by the Company of the Arrasas shares is conditioned upon the receipt of all regulatory and government approvals. The agreement may be terminated by either party if such approvals are not obtained by December 31, 2000 or by the Company if it shall determine that it will be unable to obtain such approvals. No assurance can be given that the foregoing conditions will be satisfied or that the transaction will be consummated.
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of Carnival Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Carnival Corporation and its subsidiaries at November 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





/s/PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP


Miami, Florida
January 24, 2000


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

     The Company earns its cruise revenues primarily from (i) the sale of passenger tickets, which includes accommodations, meals and most shipboard activities, (ii) the sale of air transportation to and from the cruise ships and
(iii) the sale of goods and services on board its cruise ships, such as casino gaming, bar sales, gift shop sales and other related services. The Company also derives revenues from the tour and related operations of Holland America Westours.

     For selected segment information related to the Company's revenues, operating income and other financial information, see Note 9 in the accompanying financial statements. Operations data expressed as a percentage of total revenues and selected statistical information for the periods indicated is as follows:

                                              YEARS ENDED NOVEMBER 30,
                                          1999         1998         1997
Revenues                                  100%         100%         100%

Costs and Expenses:
  Operating expenses                       53           54           54
  Selling and administrative               13           12           12
  Depreciation and amortization             7            7            7

Operating Income Before Income
   From Affiliated Operations              27           27           27

Income From Affiliated Operations, Net      2            3            2

Operating Income                           29           30           29

Nonoperating Expense                                    (2)          (2)

Net Income                                 29%          28%          27%

Selected Statistical Information
  (in thousands):
     Passengers carried                 2,366          2,045       1,945
     Passenger cruise days (1)         14,947         13,009      11,908
     Occupancy percentage  (2)          104.3%         106.3%      108.3%


(1) A passenger cruise day is one passenger sailing for a period of one day. For example, one passenger sailing on a one week cruise is seven passenger cruise days.
(2) The Company acquired a majority interest in Cunard Line Limited on May 28, 1998. Since that date, Cunard's revenues and operating results have been included in the Company's operating results. Cunard's ships generally sail with lower occupancy percentages than the Company's other brands.


GENERAL

     The growth in the Company's revenues during the last three fiscal years has primarily been a function of the expansion of its fleet capacity and its ability to obtain higher net revenue yields (net revenue per available berth) than in previous years.

     The Company's cruise and tour operations experience varying degrees of seasonality. The Company's revenue from the sale of passenger tickets for its cruise operations is moderately seasonal. Historically, demand for cruises has been greatest during the summer months. The Company's tour revenues are highly seasonal with a majority of tour revenues generated during the late spring and summer months in conjunction with the Alaska cruise season.

     The year over year percentage increase in average passenger capacity for the Company's cruise brands is expected to be approximately 11.6% during fiscal 2000 as compared to fiscal 1999. This increase is primarily a result of the introduction into service of the Carnival Triumph in July 1999 and Holland America's Volendam in November 1999 and the expected introduction into service of the Carnival Victory in September 2000 and Holland America's Zaandam in May 2000, partially offset by the expected withdrawal from service of Holland America's Nieuw Amsterdam in October 2000.

     The year over year percentage increase in average passenger capacity resulting from the delivery of vessels currently under contract for construction for fiscal 2001 and 2002, net of the impact of the expected withdrawal from service of Holland America's Nieuw Amsterdam is expected to approximate 10.2% and 7.0%, respectively. The Nieuw Amsterdam has been contracted for sale and is scheduled for closing in October 2000.

     The Company and Airtours, a publicly traded leisure travel company in which the Company holds an approximate 26% interest, each own a 50% interest in Il Ponte, the parent company of Costa, an Italian cruise company. The Company records its interest in Airtours and Il Ponte using the equity method of accounting and records its portion of Airtours' and Il Ponte's consolidated operating results on a two-month lag basis. Airtours' revenues are very seasonal due to the nature of the European leisure travel industry. Costa's revenues are moderately seasonal. Typically, Airtours' and Costa's quarters ending June 30 and September 30 experience higher revenues, with revenues in the quarter ending September 30 being the highest.


FISCAL 1999 COMPARED TO FISCAL 1998

     Revenues

     The increase in total revenues of $488 million, or 16.2%, was entirely due to a 17.5% increase in cruise revenues. The cruise revenue changes resulted from an increase of approximately 17.2% in passenger capacity and a 2.6% increase in total revenue per passenger cruise day, partially offset by a 2.3% decrease in occupancy rates. The increase in passenger capacity resulted from the acquisition of Cunard Line Limited in late May 1998, which increased 1999 capacity by 5.6%, and the balance of the increase resulted primarily from the introduction into service of Carnival's Elation and Paradise in March and November 1998, respectively, and the Carnival Triumph in July 1999, as well as Carnival's Ecstasy being in service throughout fiscal 1999 (see 1998 Nonoperating Income (Expense)). Both the increase in revenue per passenger cruise day and the decrease in occupancy rates was primarily due to Cunard Line Limited's higher revenue per passenger cruise day and lower occupancy rates than the Company's other brands and, to a lesser extent, an increase in revenue per passenger cruise day for the Carnival and Holland America brands.

     As a result of the 1999 military conflict in the Balkans, the Company's second half Mediterranean cruise revenues were negatively impacted. Although management lessened this impact by, among other things, changing the itineraries of certain of its Mediterranean cruises, offering additional incentives and increasing advertising expenditures, the 1999 Mediterranean cruise results were still lower than originally expected.

     Costs and Expenses

     Operating expenses increased $243.3 million, or 15.0%. Cruise operating costs increased by $250.2 million, or 17.1%, to $1.71 billion in 1999 from $1.46 billion in 1998. Cruise operating costs increased in 1999 primarily due to additional costs associated with the increased passenger capacity and increases in airfare and fuel costs. Airfare costs increased primarily due to a higher rate per air passenger partially offset by a lower percentage of passengers electing the Company's air program. Commencing in the fourth quarter of fiscal 1999, the Company began to incur significantly higher fuel costs due to a very large increase in the price of bunker fuel. Assuming fiscal 2000 fuel prices remain at the same levels as the end of the fiscal 1999 fourth quarter, the Company's fuel costs will increase in fiscal 2000 by approximately $30 million versus fiscal 1999 due to the higher fuel prices. Cruise operating costs as a percentage of cruise revenues were 52% and 52.1% in 1999 and 1998, respectively.

     Selling and administrative expenses increased $77.8 million, or 21.0%, primarily due to an increase in advertising and payroll and related costs. Selling and administrative expenses as a percentage of revenues were 12.8% and 12.3%, respectively.

     Cunard Line Limited's cruise operating costs and selling and administrative expenses as a percentage of revenues are higher than the Company's other brands. Accordingly, the Company's expense ratios are higher in 1999 due to the inclusion of Cunard Line Limited's expenses since the third quarter of 1998.

     Depreciation and amortization increased by $43.0 million, or 21.4%, to $243.7 million in 1999 from $200.7 million in 1998 primarily due to the additional depreciation associated with the increase in the size of the fleet and the acquisition and consolidation of Cunard and Seabourn.

     Affiliated Operations

     During 1999, the Company recorded $75.8 million of income from affiliated operations as compared with $76.7 million of income in 1998. The Company's portion of Airtours' income decreased $3.2 million, or 8.1%, to $36.2 million. The Company recorded income of $39.9 million during both 1999 and 1998 related to its interest in Il Ponte. The affiliated operations for 1998 include seasonal losses from the first half of 1998 from Seabourn after which its results are included in the Company's consolidated results.

     See the "General" section for a discussion of Airtours' and Costa's seasonality. See Note 4 in the accompanying financial statements for more information regarding the Company's affiliated operations.

     Nonoperating Income (Expense)

     Interest income increased $31.7 million in 1999 due primarily to higher average investment balances resulting from the investment of proceeds received by the Company upon the sale of its Common Stock in December 1998 (see Note 6 in the accompanying financial statements).

     Gross interest expense (excluding capitalized interest) decreased slightly to $87.9 million from $92.9 million primarily as a result of lower average outstanding debt balances. Capitalized interest increased $5.8 million during 1999 as compared with 1998 due primarily to higher levels of investments in ship construction projects.

     Other income in 1999 of $29.4 million primarily relates to $21.4 million of compensation received from the shipyard related to the late deliveries of the Volendam and Carnival Triumph, net of certain related expenses, collection of $4.5 million of insurance proceeds, recognition of $2.3 million of ship lease transaction income and $13.6 million of other non-recurring gains. In addition, other income was partially reduced for, among other things, an $8.8 million expense for the writedown of the Company's investment in Wyndham International common stock and $3.2 million of expenses related to the small engine room fire on the Carnival ship Tropicale.

Minority interest was $14.0 million in 1999 compared with $11.1 million in 1998 which represents the minority shareholders' interest in Cunard Line Limited's net income. On November 15,1999, the Company acquired the remaining minority interest in Cunard at which point no further minority interest expense will be incurred by the Company.


     FISCAL 1998 COMPARED TO FISCAL 1997

     Revenues

     The increase in total revenues of $561.8 million, or 23.0%, was due primarily to an increase in cruise revenues of $540.3 million, or 23.9%. Approximately $281.9 million of the cruise revenue increase is due to the acquisition and consolidation of Cunard and Seabourn and $258.4 million is due to increased cruise revenues from Carnival, Holland America and Windstar. The increase from Carnival, Holland America and Windstar resulted from an increase of approximately 7.0% in total revenue per passenger cruise day and a 4.8% increase in passenger capacity, offset slightly by a .6% decrease in occupancy rates. Total revenue per passenger cruise day increased primarily due to strong demand for the Company's cruise brands and the introduction of Holland America's new Rotterdam VI in November 1997, which obtained higher pricing. Passenger capacity increased due to the addition of Carnival's Elation in March 1998 and Windstar's Wind Surf in May 1998, partially offset by the Ecstasy being out of service for two months during 1998 (see Nonoperating Income (Expense)). Tour revenues increased $31.8 million, or 13.1% to $274.5 million in 1998 from $242.6 million in 1997 due primarily to an increase in the number of tours sold.

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

     Nonoperating Income (Expense)

     Gross interest expense (excluding capitalized interest) increased $20.2 million in 1998 primarily as a result of higher average outstanding debt balances, arising from the acquisition and consolidation of Cunard and Seabourn as well as investments in new vessel projects. Capitalized interest increased $18.3 million due primarily to higher levels of investments in ship construction projects during fiscal 1998 as compared with fiscal 1997.

     Included in other income in 1998 were gains of $8.4 and $14.8 million resulting from the closing of the sale of CHC International Inc.'s hotel management division and Airtours' issuances of its common stock, respectively. Additionally, other expense includes $8.7 million of previously deferred start-up costs, which were expensed in 1998 and represent the cumulative effect from the Company changing its policy in connection with its early adoption of SOP 98-5 (see Notes 2 and 4 in the accompanying financial statements).

     In July 1998, a fire occurred on Carnival Cruise Lines' Ecstasy which damaged the ship's aft section. The time necessary to complete repairs to the Ecstasy resulted in the ship being out of service for approximately two months during 1998. The Ecstasy fire resulted in a reduction in earnings of approximately $19.3 million in 1998. This reduction was comprised of lost revenue, net of related variable expenses, of $12.0 million, and costs associated with repairs to the ship, passenger handling and various other costs, net of estimated insurance recoveries, of $7.3 million. The costs of $7.3 million were included in other expenses.

      Minority interest was $11.1 million which represents the minority shareholders' interest in Cunard Line Limited's net income since its acquisition and consolidation by the Company on May 28, 1998.


LIQUIDITY AND CAPITAL RESOURCES

     Sources of Cash

     The Company's business provided $1.33 billion of net cash from operations during fiscal 1999, an increase of 21.8% compared to fiscal 1998. The increase was primarily due to higher net income.

     In December 1998, the Company issued 17 million shares of its Common Stock in a public offering and received net proceeds of approximately $725 million. The Company issued the stock concurrent with the addition of the Company's Common Stock to the S&P 500 Composite Index.

     Uses of Cash

     During fiscal 1999, the Company made net expenditures of approximately $873 million on capital projects, of which $695 million was spent in connection with its ongoing shipbuilding program. The shipbuilding expenditures included the final payments on the Carnival Triumph and Holland America's Volendam, which were delivered to the Company in July and October, respectively. The nonshipbuilding capital expenditures consisted primarily of computer and transportation equipment, vessel refurbishments, tour assets and other equipment.

     The Company paid $76.5 million related to the acquisition of the minority interest in Cunard (see Note 12 in the accompanying financial statements).

     The Company had net repayments of $368.7 million under its commercial paper programs and made scheduled principal payments totaling $67.6 million pursuant to various notes payable. Additionally in late November 1999, the Company prepaid approximately $124 million of Cunard's notes payable (see Note 5 in the accompanying financial statements). Finally, the Company paid cash dividends of $219.2 million in fiscal 1999.

     Future Commitments

     As of February 4, 2000, the Company, excluding Costa, has contracts for the delivery of twelve new vessels over the next five years. The Company's remaining obligation under these contracts is to pay approximately $800 million during fiscal 2000 relating to the construction and delivery of these new ships and approximately $3.4 billion thereafter.

     In addition to these ship construction contracts, the Company has entered into one shipbuilding option and is also in various stages of negotiation with shipbuilding yards for additional ships. No assurance can be given that this option or these negotiations will result in additional ship construction contracts.

     At November 30, 1999, the Company had $1.07 billion of long-term debt of which $206 million is due in fiscal 2000. See Notes 5, 8 and 14 in the accompanying financial statements for more information regarding the Company's debts and commitments.

     Funding Sources

     At November 30, 1999, the Company had approximately $545 million in cash, cash equivalents and short-term investments. These funds along with cash from operations are expected to be the Company's principal source of capital to fund its debt service requirements, ship construction costs and its investment in Arrasas (see Note 14). Additionally, the Company may also fund a portion of these cash requirements from borrowings under its revolving credit facilities or commercial paper programs. At November 30, 1999, the Company had approximately $1.2 billion available for borrowing under its revolving credit facilities.

    To the extent that the Company is required to or chooses to fund future cash requirements from sources other than as discussed above, management believes that it will be able to secure such financing from banks or through the offering of debt and/or equity securities in the public or private markets.


OTHER MATTERS

     Year 2000

     The Year 2000 computer issue was primarily the result of computer programs using a two-digit format, as opposed to four digits, to indicate the year. Such programs would have been unable to interpret dates beyond the year 1999, which could have caused a system failure or other computer errors and a disruption in the operation of such systems. The Company dedicated significant resources to fix this problem before the end of 1999, and it has successfully transitioned from 1999 to 2000 without any significant issue arising in its business processes. The Company does not believe any subsequent Year 2000 computer issues will have a significant impact on its business.

     The total aggregate expenditures to address Year 2000 issues were approximately $16 million, of which $8 million has been charged to expense and $8 million has been capitalized related to the accelerated replacement of non-compliant systems due to Year 2000 issues.

     Market Risks

     The Company is principally exposed to market risks from fluctuations in interest rates, foreign currency exchange rates and fuel and equity prices. The Company seeks to minimize these risks through its regular operating and financing activities, its long-term investment strategy and, when considered appropriate, through the use of derivative financial instruments. The Company's policy is to not use financial instruments for trading or other speculative purposes.

     In order to limit its exposure to interest rate fluctuations, the Company has entered into fixed rate debt instruments for substantially all of its long-term debt. The Company's primary foreign currency exchange risk relates to its outstanding obligations under its foreign currency denominated shipbuilding contracts. The Company manages this risk through the use of foreign currency forward contracts (see Notes 2 and 7 in the accompanying financial statements).

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

     Cruise ship expenses are impacted by changes in bunker fuel prices. Bunker fuel consumed over the past five fiscal years represented approximately four to five percent of the Company's operating expenses. The Company endeavors to acquire bunker fuel at the lowest possible prevailing prices given, among other things, its substantial buying power and ability to refuel certain of its ships at ports which offer competitive price advantages.

     The Company has typically not used financial instruments to hedge its exposure to the bunker fuel price market risk. However, management is continuing to monitor this market risk, and may, in the future, decide to use financial instruments to reduce this risk. See costs and expenses for fiscal 1999 compared to fiscal 1998 for further discussion.

     Other market risk exposures to the Company relate to food commodity prices and the selling of certain of its cruises and incurring certain cruise-related expenses in foreign currencies. The Company does not expect changes in food commodity prices and foreign currency denominated cruise revenue and expenses to materially affect its operating results, however, management monitors such items to determine if any actions, including the use of financial instruments, would be warranted to reduce such market risk exposures.

   Exposure to Interest Rates

     At November 30, 1999, the Company's long-term debt had a carrying value of $1.074 billion. The fair value of this debt at November 30, 1999 was $1.021 billion. Based upon a hypothetical 10% decrease or increase in the period end market interest rate, the fair value of this liability would increase or decrease by approximately $43 million.

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

     At November 30, 1999, the Company's foreign currency forward contracts which hedge its shipbuilding activities had notional amounts and maturity dates of $232 million, $360 million, $662 million, $315 million and $292 million in 2000, 2001, 2002, 2003 and 2004, respectively. The fair value of these contracts was $1.8 billion at November 30, 1999. Based upon a 10% strengthening or weakening of the U.S. dollar compared to the Euro, assuming no changes in comparative interest rates, the estimated fair value of these contracts would decrease or increase by $181 million which would be offset by a decrease or increase of $181 million in the U.S. dollar value of the related foreign currency ship construction obligations.

     The cost of shipbuilding orders which the Company may place in the future may be affected by foreign currency exchange rate fluctuations. Should the U.S. dollar weaken relative to the Euro, future orders for new ship construction in certain European shipyards may be at higher prices.


SELECTED FINANCIAL DATA

     The selected financial data presented below for the fiscal years 1995 through 1999 and as of the end of each such fiscal year are derived from the financial statements of the Company and should be read in conjunction with such financial statements and the related notes.

                                       Years Ended November 30,
                           1999       1998       1997       1996      1995
                                       (in thousands, except per share data)
Income Statement Data:
Revenues                $3,497,470 $3,009,306 $2,447,468 $2,212,572 $1,998,150
Operating income
  before income from
  affiliated operations $  943,941 $  819,792 $  660,979 $  551,461 $  490,038
Operating income        $1,019,699 $  896,524 $  714,070 $  597,428 $  490,038
Net income              $1,027,240 $  835,885 $  666,050 $  566,302 $  451,091

Earnings per share (1):
  Basic                 $     1.68 $     1.40 $     1.12 $      .98 $      .79
  Diluted               $     1.66 $     1.40 $     1.12 $      .96 $      .79
Dividends declared
  per share (1)         $     .375 $     .315 $     .240 $     .190 $     .158
Passenger cruise days       14,947     13,009     11,908     10,583      9,201
Occupancy percentage (2)     104.3%     106.3%     108.3%     107.6%     105.0%



                                          As of November 30,
                           1999       1998       1997       1996       1995
                                         (in thousands)
Balance Sheet Data:

Total assets            $8,286,355 $7,179,323 $5,426,775 $5,101,888 $4,105,487
Long-term debt and
  convertible notes     $  867,515 $1,563,014 $1,015,294 $1,316,632 $1,150,031
Total shareholders'
equity                  $5,931,247 $4,285,476 $3,605,098 $3,030,884 $2,344,873


 (1) All per share amounts have been adjusted to reflect a two-for-one stock split effective June 12, 1998.

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



 MARKET PRICE FOR COMMON STOCK

      The following table sets forth for the periods indicated the high and low Common Stock sales prices, as adjusted for the June 12, 1998 two-for-one stock split, on the New York Stock Exchange:

                                                 High              Low
 Fiscal Year ended November 30, 1999:
      First Quarter                            $49.125           $34.875
      Second Quarter                           $53.500           $38.500
      Third Quarter                            $50.500           $39.750
      Fourth Quarter                           $51.875           $38.125


 Fiscal Year ended November 30, 1998:
      First Quarter                            $29.500           $24.938
      Second Quarter                           $38.250           $29.531
      Third Quarter                            $42.625           $28.438
      Fourth Quarter                           $35.438           $19.000


      As of January 19, 2000, there were approximately 4,579 holders of record of the Company's Common Stock. While no tax treaty currently exists between the Republic of Panama and the United States, under current law, the Company believes that distributions to its shareholders are not subject to taxation under the laws of the Republic of Panama.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Quarterly financial results for fiscal 1999 were as follows:

                                              Quarters Ended
                             February 28,   May 31,    August 31,  November 30,
                                  (in thousands, except per share data)
Revenues                      $748,258     $796,149    $1,161,821    $791,242
Gross profit                  $332,155     $363,723    $  589,408    $349,548
Operating income before
  income from affiliated
  operations                  $163,481     $199,295    $  416,408    $164,757
Operating income              $157,564     $198,113    $  427,184    $236,838
Net income                    $157,761     $203,342    $  415,093    $251,044

Earnings per share:
  Basic                       $    .26     $    .33    $      .68    $    .41
  Diluted                     $    .26     $    .33    $      .67    $    .40

Dividends declared per share  $    .09     $    .09    $      .09    $   .105


     Quarterly financial results for fiscal 1998 were as follows:

                                               Quarters Ended
                             February 28,    May 31,  August 31,  November 30,
                                  (in thousands, except per share data)
Revenues                      $557,838       $661,358   $1,061,539  $728,571
Gross profit                  $250,243       $299,002   $  521,196  $319,488
Operating income before
  income from affiliated
  operations                  $128,401       $167,794   $  365,007  $158,590
Operating income              $117,720       $165,441   $  378,849  $234,514
Net income                    $109,914       $160,596   $  344,752  $220,623

Earnings per share (1):
  Basic                       $    .18       $    .27   $      .58  $    .37
  Diluted                     $    .18       $    .27   $      .58  $    .37

Dividends declared
  per share (1)               $   .075       $   .075   $     .075  $    .09

(1) Adjusted for the June 12, 1998 two-for-one stock split.

FORWARD-LOOKING STATEMENTS

     Certain statements in the Shareholders' Letter and under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements of the Company to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and pricing and passenger yields for the Company's cruise products; consumer demand for cruises including the effects on consumer demand of armed conflicts, political instability or adverse media publicity; increases in cruise industry capacity; changes in tax laws and regulations; the ability of the Company to implement its shipbuilding program and to expand its business outside the North American market where it has less experience; changes in food and fuel commodity prices; delivery of new vessels on schedule and at the contracted price; weather patterns; unscheduled ship repairs and drydocking; incidents involving cruise vessels at sea;
changes in foreign currency prices which may impact the income or loss from certain affiliated operations and certain cruise related revenues and expenses; and changes in laws and regulations applicable to the Company.