Form 10-K, Exhibit 13
period 2000-11-30
CARNIVAL CORP
filed 2001-02-28
CIK 815097

EXHIBIT 13
                              CARNIVAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                        (in thousands, except par value)

ASSETS                                                    NOVEMBER 30,
                                                        2000        1999
Current Assets
  Cash and cash equivalents                         $  189,282   $ 521,771
  Accounts receivable, net                              95,361      62,887
  Consumable inventories                               100,451      84,019
  Prepaid expenses and other                           164,388     122,959
    Total current assets                               549,482     791,636

Property and Equipment, Net                          8,001,318   6,410,527

Investments in and Advances to Affiliates              437,391     586,922

Goodwill, less Accumulated Amortization of
  $99,670 and $85,272                                  701,385     462,340

Other Assets                                           141,744      34,930
                                                    $9,831,320  $8,286,355

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Current portion of long-term debt                 $  248,219  $  206,267
  Accounts payable                                     332,694     195,879
  Accrued liabilities                                  302,585     262,170
  Customer deposits                                    770,425     675,816
  Dividends payable                                     61,371      64,781
    Total current liabilities                        1,715,294   1,404,913

Long-Term Debt                                       2,099,077     867,515

Deferred Income and Other Long-Term Liabilities        146,332      82,680

Commitments and Contingencies (Notes 2 and 9)

Shareholders' Equity
  Common Stock; $.01 par value; 960,000 shares
    authorized; 617,568 and 616,966 shares issued        6,176       6,170
  Additional paid-in capital                         1,772,897   1,757,408
  Retained earnings                                  4,884,023   4,176,498
  Unearned stock compensation                          (12,283)     (9,945)
  Accumulated other comprehensive (loss) income        (75,059)      1,116
  Treasury Stock; 33,087 shares at cost               (705,137)
    Total shareholders' equity                       5,870,617   5,931,247
                                                    $9,831,320  $8,286,355

The accompanying notes are an integral part of these consolidated financial statements.


                             CARNIVAL CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)


                                                YEARS ENDED NOVEMBER 30,
                                              2000        1999        1998
Revenues                                   $3,778,542  $3,497,470  $3,009,306

Costs and Expenses
  Operating expenses                        2,058,342   1,862,636   1,619,377
  Selling and administrative                  487,403     447,235     369,469
  Depreciation and amortization               287,667     243,658     200,668
                                            2,833,412   2,553,529   2,189,514
Operating Income Before Income From
  Affiliated Operations                       945,130     943,941     819,792

Income From Affiliated Operations, Net         37,828      75,758      76,732

Operating Income                              982,958   1,019,699     896,524

Nonoperating Income (Expense)
  Interest income                              16,506      41,932      10,257
  Interest expense, net of
    capitalized interest                      (41,372)    (46,956)    (57,772)
  Other income, net                             8,460      29,357       1,793
  Income tax expense                           (1,094)     (2,778)     (3,815)
  Minority interest                                       (14,014)    (11,102)
                                              (17,500)      7,541     (60,639)
Net Income                                 $  965,458  $1,027,240  $  835,885

Earnings Per Share:
  Basic                                         $1.61       $1.68       $1.40
  Diluted                                       $1.60       $1.66       $1.40


The accompanying notes are an integral part of these consolidated financial statements.


                           CARNIVAL CORPORATION
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (in thousands)

                                                 YEARS ENDED NOVEMBER 30,
                                                 2000      1999      1998
OPERATING ACTIVITIES
Net income                                    $965,458 $1,027,240   $835,885
Adjustments to reconcile net income to
 net cash provided from operating activities:
   Depreciation and amortization               287,667    243,658    200,668
   Income from affiliated operations in excess
      of dividends received                    (21,362)   (60,671)   (63,059)
      Minority interest                                    14,014     11,102
   Other                                       (14,689)     4,007     (8,428)
Changes in operating assets and liabilities,
  excluding businesses acquired and consolidated:
   (Increase) decrease in:
     Receivables                               (15,132)    (3,271)       137
     Consumable inventories                     (8,205)    (8,570)    (3,913)
     Prepaid expenses and other                (21,972)    (9,465)   (15,369)
   Increase (decrease) in:
     Accounts payable                           58,133     27,333     18,758
     Accrued liabilities                        (5,977)    58,016     42,401
     Customer deposits                          55,614     37,433     73,658
     Net cash provided from
       operating activities                  1,279,535  1,329,724  1,091,840

INVESTING ACTIVITIES
Additions to property and equipment, net    (1,003,348)  (872,984)(1,150,413)
Proceeds from sale of assets                    51,350                47,028
Acquisition of consolidated subsidiaries, net (383,640)   (54,715)  (242,868)
Other, net                                      43,611     17,319     25,200
    Net cash used for investing activities  (1,292,027)  (910,380)(1,321,053)

FINANCING ACTIVITIES
Proceeds from long-term debt                 1,020,091      7,772  1,404,395
Purchase of Treasury Stock                    (705,137)
Principal payments of long-term debt          (388,429)  (564,838)(1,006,586)
Dividends paid                                (254,333)  (219,179)  (178,458)
Proceeds from issuance of Common Stock, net      7,811    741,575     11,399
Other                                                        (176)    (4,253)
       Net cash (used for) provided from
         financing activities                 (319,997)   (34,846)   226,497
       Net (decrease) increase in cash and
         cash equivalents                     (332,489)   384,498     (2,716)
Cash and cash equivalents at beginning
  of year                                      521,771    137,273    139,989
Cash and cash equivalents at end of year     $ 189,282  $ 521,771  $ 137,273

The accompanying notes are an integral part of these consolidated financial statements.


                                  CARNIVAL CORPORATION
                        CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                     (in thousands)


                                    Unearned  Accumulated             Total
   Compre-       Additional           stock      other                share-
   hensive Common paid-in- Retained  compen- comprehensive  Treasury  holders'
   income  Stock  capital  earnings  sation  (loss)income    Stock    equity

Balances at
November 30,
1997, as
previously
reported$2,972  $ 866,097 $2,731,213  $(2,166)  $ 6,982 $           $3,605,098
 Two-for-one
 stock split
 effective June 12,
 1998    2,972     (2,972)
Balances at
November 30,
1997, as
adjusted 5,944    863,125  2,731,213  (2,166)     6,982              3,605,098
 Comprehensive income:
  Net income $ 835,885       835,885                                   835,885
  Changes in
  securities
  valuation
  allowance        270                              270                    270
  Foreign
  currency
  translation
  adjustment    17,447                           17,447                 17,447
  Total
  Comprehensive
  income     $ 853,602
 Cash dividends            (187,470)                                  (187,470)
 Issuance of
 stock under
 stock
 plans      11     17,363              (4,651)                          12,723
 Amortization
 of unearned
 stock
 compensation                           1,523                            1,523
Balances at
November 30,
1998     5,955    880,488  3,379,628   (5,294)   24,699              4,285,476
 Comprehensive income:
 Net income $1,027,240     1,027,240                                 1,027,240
 Changes in
 securities
 valuation
 allowance      (4,374)                          (4,374)                (4,374)
 Foreign
 currency
 translation
 adjustment    (19,209)                         (19,209)               (19,209)
  Total
 Comprehensive
 income     $1,003,657
 Cash dividends             (230,370)                                 (230,370)
 Issuance of
 stock in
 public offering,
 net       170   725,062                                               725,232
 Issuance of
 stock to
 acquire minority
 interest in
 Cunard Line
 Limited    32   127,037                                               127,069
 Issuance of
 stock under
 stock
 plans      13    24,821               (7,326)                          17,508
 Amortization of
 unearned stock
 compensation                           2,675                            2,675
Balances at
November 30,
1999     6,170  1,757,408  4,176,498   (9,945)    1,116              5,931,247
 Comprehensive income:
 Net income $ 965,458        965,458                                   965,458
 Changes in
 securities
 valuation
 allowance     (2,232)                           (2,232)                (2,232)
 Foreign
 currency
 translation
 adjustment   (73,943)                          (73,943)               (73,943)
  Total
  Comprehensive
  income    $ 889,283
 Cash dividends             (250,923)                                 (250,923)
 Issuance of
 stock under
 stock plans 6     15,489              (5,977)                           9,518
 Amortization
 of unearned
 stock
 compensation                           3,639                            3,639
 Effect of
 Conforming
 Costa's
 fiscal year                  (7,010)                                   (7,010)
 Purchase of
 Treasury Stock                                           (705,137)   (705,137)
Balances at
November 30,
2000    $6,176 $1,772,897 $4,884,023 $(12,283) $(75,059) $(705,137) $5,870,617


The accompanying notes are an integral part of these consolidated financial statements.

                              CARNIVAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

     Description of Business

     Carnival Corporation, a Panamanian corporation, and its consolidated subsidiaries (referred to collectively as the "Company") operate six cruise lines under the brand names Carnival Cruise Lines ("Carnival"), Costa, Cunard Line ("Cunard"), Holland America Line ("Holland America"), Seabourn Cruise Line ("Seabourn") and Windstar Cruises ("Windstar") and a tour business, Holland America Tours. Carnival operates fifteen cruise ships primarily in the Caribbean and the Mexican Riviera. Holland America operates ten cruise ships primarily in Alaska, the Caribbean and Europe. Costa operates seven cruise ships primarily in Europe, the Caribbean and South America (see Note
3). Cunard and Seabourn operates two and six luxury cruise ships, respectively, to worldwide destinations and Windstar operates four luxury, sail-powered ships primarily in the Caribbean, Europe and Central America. Holland America Tours markets sightseeing tours both separately and as a part of its cruise/tour packages. Holland America Tours operates 14 hotels in Alaska and the Canadian Yukon, two luxury dayboats offering tours to the glaciers of Alaska and the Yukon River, over 300 motor coaches used for sightseeing and charters in the states of Washington and Alaska and in the Canadian Rockies and 13 private domed rail cars which are run on the Alaska Railroad between Anchorage and Fairbanks.

     The Company has a 25% interest in Airtours plc ("Airtours"), a publicly traded air-inclusive integrated leisure travel company headquartered in England. Airtours provided holidays for approximately 15 million people in 2000 primarily from the United Kingdom, Germany, Ireland, North America and Scandinavia and owns or operates 2,600 travel shops and 48 telesales centers, 52 aircraft, four cruise ships and 93 hotel and resort properties.

     Preparation of Financial Statements

     The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Company's financial statements. Actual results could differ from these estimates. All material intercompany transactions, accounts and unrealized profits and losses on transactions within the consolidated group and with affiliates have been eliminated in consolidation.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     Carnival Corporation consolidates subsidiaries over which it has control, as typically evidenced by a direct ownership interest of greater than 50%. For affiliates where significant influence over financial and operating policies exists, as typically evidenced by a direct ownership interest from 20% to 50%, the investment is accounted for using the equity method.

     Cash and Cash Equivalents

     Cash and cash equivalents include investments with original maturities of three months or less and are stated at cost. At November 30, 2000 and 1999, cash and cash equivalents included $157 million and $502 million of investments, respectively, primarily comprised of time deposits and investment grade commercial paper, respectively.


 Consumable Inventories

    Consumable inventories consist primarily of provisions, spare parts, supplies and fuel carried at the lower of cost (weighted-average) or market.

    Property and Equipment

    Property and equipment is stated at cost. Depreciation and amortization was computed using the straight-line method over estimated average useful lives as follows:

                                                      Years
          Ships                                       11-30
          Buildings and improvements                  10-40
          Transportation equipment and other           2-20
          Leasehold improvements               Shorter of lease term
                                               or related asset life

    The Company reviews its long-lived assets, identifiable intangibles and goodwill and reserves for their impairment, based generally upon estimated future undiscounted cash flows, whenever events or changes in circumstances indicate the carrying amount of these assets may not be fully recoverable.

     Costs associated with drydocking are capitalized as prepaid expenses and charged to operating expenses generally over one year.

     The Company capitalizes interest on ships and other capital projects during the construction period.

     Investments in Affiliates

     In the event of the issuance of stock by an affiliate, the Company generally recognizes a gain or loss (see Note 5). At November 30, 2000 and 1999, the costs in excess of the net assets acquired of affiliates ("goodwill") was $195 million and $232 million, respectively. Goodwill is being amortized using the straight-line method, principally over 40 years and is recorded in "Income from Affiliated Operations, Net" in the accompanying statements of operations.

     Goodwill

     Goodwill of $275 million resulting from the acquisition of HAL Antillen, N.V., the parent company of Holland America, Windstar and Holland America Tours, $272 million resulting from the acquisitions of Cunard and Seabourn and $254 million resulting from the fiscal 2000 acquisition of Costa, is being amortized using the straight-line method over 40 years.

     Derivative Instruments

     The Company utilizes derivative instruments, principally forward contracts and swaps, to enhance its ability to manage certain risks related to foreign currency exchange rates and interest rates which exist as part of its ongoing business operations.

     The Company's most significant contracts to buy foreign currency are forward contracts entered into to fix the cost in U.S. dollars of certain of its foreign currency denominated shipbuilding commitments (see Note 9). Changes in the market value and any discounts or premiums on these forward foreign currency contracts are recorded at maturity, which coincides with the dates when the related foreign currency payments are to be made, with any resulting gain or loss included in the cost of the ship.

     From time to time the Company uses interest rate swap agreements to manage interest rate exposure and to achieve a desired proportion of variable and fixed rate debt. The fair value of the swaps is not reflected in the financial statements and any amounts paid or received on hedges related to debt will be included in interest expense.

     In June 1998, Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Pursuant to SFAS No. 133, changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. SFAS No. 133, as amended, is effective for the Company beginning December 1, 2000. Based on existing operations, the adoption of SFAS No. 133 will not have a significant impact on the Company's results of operations or cash flows, however, on December 1, 2000, the Company's assets and liabilities will each increase by approximately $540 million. This increase in assets and liabilities primarily represents the recording of offsetting unrealized gains and losses on the Company's shipbuilding commitments and related forward foreign currency contracts, respectively.

     Revenue and Expense Recognition

     Guest cruise deposits represent unearned revenues and are initially recorded as customer deposit liabilities on the balance sheet when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from shipboard activities and all associated direct costs of a voyage, generally upon completion of voyages with durations of ten days or less and on a pro rata basis for voyages in excess of ten days. Revenues and expenses from tour and related services are recognized at the time the services are performed or expenses are incurred.

     Advertising Costs

     Substantially all of the Company's advertising costs are charged to expense as incurred, except costs which result in tangible assets, such as brochures, which are recorded as prepaid expenses and charged to expense as consumed. Advertising expense totaled $181 million in fiscal 2000, $178 million in fiscal 1999 and $142 million in fiscal 1998. At November 30, 2000 and 1999, $23 million and $22 million, respectively, of advertising related costs were included in prepaid expenses and other in the accompanying balance sheets.

     Foreign Currency Translations and Transactions

     For foreign subsidiaries and affiliates using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Translation adjustments resulting from this process are reported in accumulated other comprehensive income
(loss) within shareholders' equity. Revenues and expenses of these foreign subsidiaries and affiliates are translated at weighted average exchange rates for the period. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in income currently.

     Income Taxes

     Management believes that substantially all of the Company's income (with the exception of its United States ("U.S.") source income from the transportation, hotel and tour businesses of Holland America Tours) is exempt from U.S. federal income taxes. If the Company was found not to meet certain tests of the Internal Revenue Code, as amended, (the "Code") or if the Code were to be changed in a manner adverse to the Company, a portion of the Company's income would become subject to taxation by the U.S. at higher than normal corporate tax rates.

     Additionally, certain of the Company's foreign subsidiaries are subject to foreign income taxes, however, such amounts have not been significant.

     Earnings Per Share

     Basic earnings per share is computed by dividing net income by the weighted average number of shares of Common Stock outstanding during each period. Diluted earnings per share is computed by dividing net income, as adjusted, by the weighted average number of shares of Common Stock, Common Stock equivalents and other potentially dilutive securities outstanding during each period.

     Stock-Based Compensation

     The Company accounts for employee stock-based compensation using the intrinsic value method and discloses certain fair value pro forma information with respect to its employee stock-based compensation activities (see Note
11).

     Concentrations of Credit Risk

     As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with financial institutions with which it conducts business. Credit risk, including counterparty nonperformance under derivative instruments, is considered minimal as the Company only deals with large well-established financial institutions. The Company also monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Concentrations of credit risk associated with these receivables are considered minimal due to the Company's diverse customer base and bad debts have been minimal. The Company does not normally require collateral or other security to support normal credit sales.

      Accounting Changes

      In fiscal 1998, Statement of Position 98-5 - "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") was issued. SOP 98-5 requires that all start-up or pre-operating costs be expensed as incurred. In fiscal 1998, the Company adopted SOP 98-5 and, accordingly, expensed $8.7 million of previously deferred start-up costs. The $8.7 million represented the cumulative effect from the Company changing this policy, which amount was included in other nonoperating expenses in the fiscal 1998 statement of operations.

     In fiscal 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income", which is presented in the accompanying statements of shareholders' equity. Comprehensive income consists of net income and other comprehensive income, the latter includes unrealized gains and losses on available for sale securities and foreign currency translation adjustments.

     In fiscal 1999, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" which superceded SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise". The adoption of SFAS No. 131 did not affect the Company's results of operations or financial position but does affect the disclosure of segment information (see Note 10).

     Reclassifications

     Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.





NOTE 3 - ACQUISITION

     Since June 1997, the Company has owned 50% of Costa. On September 29, 2000, the Company completed the acquisition of the remaining 50% interest in Costa from Airtours at a cost of approximately $510 million. Substantially all of the purchase price was funded by euro denominated borrowings of approximately $161 million under the Company's existing $200 million multi-currency revolver and $342 million from a short-term bridge loan. The Company accounted for this transaction using the purchase accounting method. Goodwill derived from this transaction is being amortized using the straight-line method over 40 years.

    Prior to the fiscal 2000 acquisition, the Company accounted for its 50% interest in Costa using the equity method and recorded its portion of Costa's operating results as earnings from affiliated operations on a two-month lag basis. For September, October and November, 2000, the Company continued to record its 50% interest in Costa's operating results for the months of July, August and September, 2000, respectively, using the equity method. As of November 30, 2000, the Company changed how it reports Costa's operating results from a two-month lag basis to reporting on Costa's current month's results. At that time, Costa's operating results for the months of October and November 2000 were recorded as a direct adjustment to retained earnings in the Company's November 30, 2000 consolidated balance sheet and the Company's November 30, 2000 consolidated balance sheet includes Costa's November 30, 2000 balance sheet (see Note 5). The impact of conforming Costa's fiscal year on the Company's fiscal 2000 revenues, operating income and net income was not material. Commencing in fiscal 2001, Costa's results of operations will be consolidated on a current month basis in the same manner as the Company's other wholly-owned subsidiaries.

     Had the above transaction occurred on December 1, 1998, the Company's unaudited consolidated revenues for fiscal 2000 and 1999 would have been approximately $4.3 and $4.1 billion, respectively. The impact on the Company's unaudited consolidated net income and earnings per share for fiscal 2000 and 1999 would have been immaterial.

     The impact on the Company's assets and liabilities related to this acquisition was as follows (in millions):

Fair value of acquired assets                 $ 915,437
Debt assumed                                   (310,259)
Other liabilities assumed                       (94,354)
Cash paid for acquisition                       510,824
Cash acquired and consolidated                 (130,539)
Net cash paid as reflected in the
  2000 Statement of Cash Flows                $ 380,285



NOTE 4 - PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following (in thousands):

                                                        November 30,
                                                    2000            1999

Ships                                           $8,420,552       $6,543,592
Ships under construction                           320,480          506,477
                                                 8,741,032        7,050,069
Land, buildings and improvements                   279,095          235,333
Transportation equipment and other                 465,536          395,008
Total property and equipment                     9,485,663        7,680,410
Less accumulated depreciation and amortization  (1,484,345)      (1,269,883)
                                                $8,001,318       $6,410,527

     Capitalized interest, primarily on ships under construction, amounted to $41.1 million in fiscal 2000, $40.9 million in fiscal 1999 and $35.1 million in fiscal 1998. Ships under construction include progress payments for the construction of the ship, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. At November 30, 2000, property and equipment with a net book value of $955 million was pledged as collateral pursuant to certain notes and a contingent obligation (see Notes 6 and 9).


NOTE 5 - INVESTMENTS IN AND ADVANCES TO AFFILIATES

     At November 30, 2000 and 1999, the market value of the Company's investment in Airtours, based on the closing price of Airtours' common stock on the London Stock Exchange, was $361 million and $837 million, respectively, as compared with the carrying value of the Company's investment in Airtours of $415 million and $439 million, respectively. The Company is recording its interest in Airtours' consolidated results of operations on a two-month lag basis using the equity method.

     In fiscal 1998, Airtours issued, in connection with acquisitions, approximately 20.7 million shares of its common stock at per share amounts in excess of the Company's carrying value per share. As a result of these transactions, in fiscal 1998, the Company recognized a net gain of $14.8 million, which was included in other nonoperating income.



     Dividends received from affiliates were $16.5 million, $15.1 million and $13.7 million in fiscal 2000, 1999 and 1998, respectively.

Financial information for affiliated companies accounted for using the equity method was as follows (in thousands):

Balance Sheet Data                       As of End of Fiscal Years
                                           2000(a)          1999
     Current assets                     $2,270,185       $2,310,485
     Long-term assets                   $1,985,707       $2,332,871
     Current liabilities                $1,852,595       $1,802,385
     Long-term liabilities              $1,532,981       $1,741,010
     Shareholders' equity               $  870,316       $1,099,961

(a) Excludes Costa as it was included in the Company's consolidated balance sheet at November 30, 2000.

Income Statement Data(b)                           Fiscal Years Ended
                                           2000           1999         1998
     Revenues                           $6,669,052     $5,963,425  $5,282,230
     Gross margin                       $1,345,593     $1,265,614  $1,128,305
     Net income                         $   19,770     $  255,146  $  264,936

(b) Includes Costa for all periods.

     Segment information for the Company's affiliated operations was provided in accordance with SFAS No. 131 as follows (in thousands)(b):

                                                  Fiscal Years Ended
                                           2000            1999         1998
    Operating income                     $   5,114       $359,953     $374,560
    Depreciation and amortization        $ 152,123       $133,302     $100,532
    Capital expenditures                 $ 650,098       $356,267     $184,395

(b) Includes Costa for all periods.



NOTE 6 - LONG-TERM DEBT


     Long-term debt consisted of the following (in thousands):

                                                           November 30,
                                                        2000          1999
Commercial paper                                    $  342,846    $
$200 million multi-currency revolving
  credit facility drawn in euros,
  bearing interest at 5.3% at
  November 30, 2000 (a)                                160,862
Unsecured Debentures and Notes, bearing interest
  at rates ranging from 5.65% to 7.7%, due
  through 2028                                         848,657     1,048,456
Unsecured euro note, bearing interest
  at euribor plus 0.25% (5.2% at
  November 30, 2000), due December 2000 (a)            338,676
Euro notes, secured by two ships,
  bearing interest at euribor plus
  0.5% (5.5% at November 30, 2000),
  due through 2008 (a)                                 329,994         5,000
Unsecured euro notes, bearing interest
  at rates ranging from euribor plus
  .185% to euribor plus 1.0% (5.4% to 6.1%
  at November 30, 2000), due 2001 and 2005 (a)         287,034
Other                                                   39,227        20,326

                                                     2,347,296     1,073,782

Less portion due within one year                      (248,219)     (206,267)
                                                    $2,099,077    $  867,515


(a) Euro denominated notes have been translated to U.S. dollars at the period end exchange rate.

     At November 30, 2000, the outstanding commercial paper bears interest at approximately 6.6% and was due on 2001. Since the commercial paper is backed by the long-term revolving credit facilities described below, balances outstanding under the commercial paper programs were classified as long-term in the balance sheet.

     The Company's commercial paper programs are supported by a $1 billion unsecured revolving credit facility due December 2001 and a $200 million unsecured multi-currency revolving credit facility due January 2002. Both revolving credit facilities bear interest at libor/euribor plus 14 basis points ("BPS"), based on the Company's debt rating, and provide for a facility fee of six BPS on each facility. Any funds outstanding under the commercial paper programs reduce the aggregate amount available under these facilities. At November 30, 2000, the Company had $696 million available for borrowing under these facilities. These facilities and other debt agreements contain covenants that require the Company, among other things, to maintain minimum debt service coverage and limit debt to capital ratios. At November 30, 2000, the Company was in compliance with all of its debt covenants.

     The unsecured Debentures and Notes are not redeemable prior to maturity. During fiscal 2000, the Company repaid its 5.65% unsecured Notes in the amount of $200 million.

     On December 13, 2000, the Company repaid the $338.7 million unsecured euro note from the proceeds of a five-year unsecured euro note of approximately $250 million and another borrowing.




     At November 30, 2000, the scheduled annual maturities of the Company's long-term debt was summarized as follows (in thousands):

                         Fiscal

                         2001        $  248,219
                         2002           620,508
                         2003           145,403
                         2004           139,740
                         2005           280,891
                         Thereafter     912,535
                                     $2,347,296


NOTE 7 - SHAREHOLDERS' EQUITY

     The Company's Articles of Incorporation authorizes the Board of Directors, at its discretion, to issue up to 40 million shares of Preferred Stock. The Preferred Stock is issuable in series which may vary as to certain rights and preferences at the discretion of the Board of Directors and has a $.01 par value. At November 30, 2000 and 1999, no Preferred Stock had been issued.

     In December 1998, the Company issued 17 million shares of its Common Stock in a public offering and received net proceeds of approximately $725 million. The Company issued the stock concurrent with the addition of the Company's Common Stock to the S&P 500 Composite Index.

     In February 2000, the Board of Directors authorized the repurchase of up to $1 billion of the Company's Common Stock. As of November 30, 2000, the Company had repurchased 33.1 million shares of its Common Stock at a cost of $705.1 million.

    At November 30, 2000, there were approximately 15.2 million shares of Common Stock reserved for issuance pursuant to the Company's stock option, employee stock purchase, management incentive, dividend reinvestment and restricted stock plans. During fiscal 2000, the Company declared cash dividends aggregating $0.42 per share for the year.

    The Company does not expect to incur income taxes on future distributions of undistributed earnings of foreign subsidiaries or foreign affiliates and, accordingly, no deferred income taxes have been provided for the distribution of these earnings. At November 30, 2000 and 1999, accumulated other comprehensive income (loss) within shareholders' equity included cumulative foreign currency translation adjustments which (decreased) or increased shareholders' equity by $(67.9) million and $6.0 million, respectively.

     On February 8, 2000, the U. S. Treasury Department issued proposed Treasury Regulations to Section 883 of the Code ("Section 883") relating to income derived by foreign corporations from the international operation of ships or aircraft. The proposed regulations provide, in general, that a foreign corporation organized in a qualified foreign country and engaged in the international operation of ships or aircraft shall exclude qualified income from gross income for purposes of federal income taxation provided that the corporation can satisfy certain ownership requirements, including, among other things, that its stock is publicly traded. A corporation's stock that is publicly traded will satisfy this requirement if more than 50% of its stock is owned by persons who each own less than 5% of the value of the outstanding shares of the corporation's stock.

     To the best of the Company's knowledge it currently qualifies as a publicly traded corporation under these proposed rules and, if the proposed rules were in force, substantially all of the Company's income (with the exception of the U. S. source income from the transportation, hotel and tour business of Holland America Tours) would continue to be exempt from U. S. federal income taxes.

     In order to ensure that the Company continues to be publicly traded under the proposed Section 883 regulations, the Company amended its Articles of Incorporation in April 2000 to prohibit any person, other than an existing 5% shareholder, from acquiring shares that would give such person in the aggregate more than 4.9% of the value of the outstanding shares of the Company.

NOTE 8 - FINANCIAL INSTRUMENTS

     The Company estimates the fair value of financial instruments through the use of public market prices, quotes from financial institutions and other available information. Considerable judgment is required in interpreting data to develop estimates of fair value and, accordingly, amounts are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Financial instruments are not held for trading or other speculative purposes.

     Cash and Cash Equivalents

     The carrying amounts of cash and cash equivalents approximate their fair values due to the short-term maturities of these instruments.

     Other Assets

     At November 30, 2000 and 1999, long-term other assets included marketable securities held in a "Rabbi Trust" for certain of the Company's non-qualified benefit plans and long-term receivables. These assets had both carrying and fair values of approximately $135.0 million and $28.3 million at November 30, 2000 and 1999, respectively. Fair value was estimated based on quoted market prices or expected future discounted cash flows.

     Long-term Debt

     At November 30, 2000 and 1999, the fair value of the Company's long-term debt, including the current portion, was approximately $2.27 billion and $1.02 billion, respectively, which was approximately $76 million and $53 million less than the carrying values on those respective dates. The difference between the fair value of the long-term debt and the carrying value was due primarily to the Company's issuance of fixed rate debt obligations at interest rates that are below market rates in existence at the measurement dates. The fair value of the Company's unsecured Debentures and Notes was estimated based on the quoted market price for the same or similar issues. The fair value of the Company's other long-term debt was estimated based on the market rates available to the Company for similar debt.

     Foreign Currency Contracts

     The Company enters into forward foreign currency contracts to reduce its exposures relating to exchange rate changes in foreign currency. These contracts are subject to gain or loss from changes in foreign currency rates, however, any realized gain or loss will generally be offset by gains or losses on the underlying hedged foreign currency transactions. The fair value of the Company's forward hedging instruments discussed below was estimated based on prices quoted by financial institutions for these instruments.

     Several of the Company's contracts for the construction of cruise ships are denominated in either Italian lira, German marks or euros. The Company is a party to forward foreign currency contracts with a notional amount of $3.7 billion and $1.86 billion at November 30, 2000 and 1999, respectively, to fix the price of these ships into U.S. dollars (see Note 9). At November 30, 2000 and 1999, these forward contracts had an estimated fair value of approximately $3.2 billion and $1.8 billion, respectively.

     Interest Rate Swaps

     Costa has interest rate swap agreements in place to pay fixed interest rates in exchange for floating interest rate payments on substantially all of its debt. At November 30, 2000, these swaps had a notional amount and an estimated unrealized loss of $766 million and $2.8 million, respectively, and a weighted average remaining life of approximately 2.3 years. The fair value of interest rate swap agreements was estimated based on quoted market rates for similar financial instruments. There were no interest rate swap agreements outstanding at November 30, 1999.


NOTE 9 - COMMITMENTS AND CONTINGENCIES

     Ship Commitments

     A description of ships under contract for construction at November 30, 2000 was as follows (in millions, except passenger capacity data):


                Expected                                          Estimated
                Service                      Passenger              Total
Ship            Date(1)     Shipyard        Capacity(2)             Cost(3)

Carnival
Carnival Spirit    4/01    Masa-Yards           2,124              $  375

Carnival Pride     1/02    Masa-Yards (4)       2,124                 375

Carnival Legend    9/02    Masa-Yards (4)       2,124                 375
Carnival Conquest 12/02    Fincantieri          2,974                 500

Carnival Glory     8/03    Fincantieri          2,974                 500
Carnival Miracle   4/04    Masa-Yards (4)       2,124                 375
Carnival Valor    11/04    Fincantieri(4)       2,974                 500
  Total Carnival                               17,418               3,000
Holland America
Newbuild          11/02    Fincantieri(4)       1,848                 410

Newbuild           8/03    Fincantieri(4)       1,848                 410
Newbuild           2/04    Fincantieri(4)       1,848                 410
Newbuild          10/04    Fincantieri(4)       1,848                 410
Newbuild           6/05    Fincantieri(4)       1,848                 410
  Total Holland America                         9,240               2,050
Costa
Newbuild           7/03    Masa-Yards (5)       2,112                 330
Newbuild           1/04    Fincantieri(6)       2,720                 380
Newbuild          12/04    Fincantieri(6)       2,720                 380
  Total Costa                                   7,552               1,090
Cunard
Queen Mary 2      12/03    Chantiers de
                           l'Atlantique(4)      2,620                 780
  Total Cunard                                  2,620                 780
    Total                                      36,830              $6,920

   (1) The expected service date is the date the ship is expected to begin revenue generating activities.
   (2) In accordance with cruise industry practice, passenger capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or four passengers.
   (3) Estimated total cost of the completed ship includes the contract price with the shipyard, design and engineering fees, capitalized interest, various owner supplied items and construction oversight costs.
   (4) These construction contracts are denominated in either German marks, Italian lira or euros and have been fixed into U.S. dollars through the utilization of forward foreign currency contracts.
   (5) This construction contract is denominated in German marks which has a fixed exchange rate with Costa's functional currency, which is the Italian lira. The estimated total costs has been translated into U.S. dollars using the November 30, 2000 exchange rate.
   (6) These construction contracts are denominated in Italian lira. The estimated total cost has been translated into U.S. dollars using the November 30, 2000 exchange rate.


     In connection with the ships under contract for construction, the Company has paid approximately $320 million through November 30, 2000 and anticipates paying the remaining estimated total cost as follows (in millions):

                            Fiscal
                             2001               $  643
                             2002                1,734
                             2003                1,488
                             2004                2,389
                             2005                  346
                                                $6,600

     Litigation

     Several actions (collectively the "Passenger Complaints") have been filed against the Company on behalf of purported classes of persons who paid port charges to Carnival, Holland America and Costa, alleging that statements made in advertising and promotional materials concerning port charges were false and misleading. The Passenger Complaints allege violations of the various state consumer protection acts and claims of fraud, conversion, breach of fiduciary duties and unjust enrichment. Plaintiffs seek compensatory damages or, alternatively, refunds of portions of port charges paid, attorneys' fees, costs, prejudgment interest, punitive damages and injunctive and declaratory relief.

     Certain of the Passenger Complaints filed against Carnival have been dismissed. The remaining actions have been consolidated into one action in Florida. Carnival recently entered into an agreement to settle this remaining action. The settlement must be approved by the trial court. Under the settlement agreement, Carnival would issue travel vouchers with a face value of $25-$55 depending on specified criteria, to certain of its passengers who sailed between April 1992 and June 1997. The vouchers also provide class members a cash redemption option of up to 20% of the face value which must be exercised within 60 days. Pursuant to the settlement, Carnival will pay the plaintiffs' legal fees, as awarded by the court, up to a specified amount. During the fourth quarter of fiscal 2000, the Company recorded a charge for the amount of the estimated cash redemptions and settlement costs in the amount of approximately $21 million.

     Holland America Tours has entered into a settlement agreement for the one Passenger Complaint filed against it. The settlement agreement was approved by the trial court on September 28, 1998. Under the settlement agreement, Holland America would issue travel vouchers with a face value of $10-$50 depending on specified criteria, to certain of its passengers who are U.S. residents and who sailed between April 1992 and April 1996, and would pay a portion of the plaintiffs' legal fees.

     One member of the settlement class appealed the trial court's approval of the settlement. In August 2000, the court of appeals refused to approve the settlement and remanded the case to the trial court. Holland America Tours has filed a petition for discretionary review by the Washington Supreme Court, the ultimate outcome of which cannot currently be determined.

     If the Passenger Complaint settlements are implemented as described above, the amount and timing of the travel vouchers to be redeemed for travel and the effects of the travel voucher redemption on revenues are not reasonably determinable. Accordingly, the Company will account for the non-cash redemption of the vouchers as a reduction of future revenues.

     Several actions have been filed against Carnival, Holland America Tours, Cunard and Costa alleging that they violated the Americans with Disabilities Act ("ADA") by failing to make certain of their cruise ships accessible to individuals with disabilities (collectively the "ADA Complaints").
Plaintiffs seek injunctive relief and fees and costs. Certain of the plaintiffs also seek statutory damages, including punitive damages. On January 19, 2001, Carnival reached an agreement in principle with the plaintiffs to settle its major ADA Complaint. Pursuant to the agreement, Carnival will make certain modifications to its existing 15 ships.
Management believes that the estimated total cost of the modifications will not be material to the Company's financial statements. The remaining actions are in progress and are proceeding.

     Several actions filed against the Company and four of its officers on behalf of a purported class of purchasers of Common Stock of the Company were consolidated into one action in Florida (the "Stock Purchase Complaint").
The plaintiffs are claiming that statements made by the Company in public filings violate federal securities laws and seek unspecified compensatory damages, attorneys' fees and costs and expert fees. This action is in progress and is proceeding.

     It is not now possible to determine the ultimate outcome of the pending Passenger, ADA and Stock Purchase Complaints, if such claims should proceed to trial. Management believes that the Company and these officers, as applicable, have meritorious defenses to these claims and, accordingly, the parties intend to vigorously defend against all such claims.

     In August 2000, the Company received a grand jury subpoena requesting that the Company produce documents and records concerning environmental matters. The Company continues to respond to the subpoena.

     Costa has instituted arbitration proceedings in Italy to confirm the validity of its decision not to deliver its ship, the Costa Classica, to the shipyard of Cammell Laird Holdings PLC ("Cammell Laird") under an approximate $75 million contract for the conversion and lengthening of the ship. Consequently, Costa has given notice of termination of the contract. It is expected that the arbitration tribunal's decision will be made within two years. In the event that an award is given in favor of Cammell Laird the amount of damages which Costa will have to pay, if any, is not currently determinable. In addition, it is not currently possible to determine the ultimate outcome of this matter, however, management believes that the arbitration proceeding will result in a favorable outcome for the Company.

     In the normal course of business, various other claims and lawsuits have been filed or are pending against the Company. The majority of these claims and lawsuits are covered by insurance. Management believes the outcome of any such suits, which are not covered by insurance, would not have a material adverse effect on the Company's financial statements.

     Contingent Obligations

     The Company has certain contingent obligations, including letters of credit, to participants in lease out and lease back type transactions for three ships which, at November 30, 2000, totaled approximately $775 million.
 Only in the remote event of nonperformance by certain major financial institutions, all of which have long-term credit ratings of AAA or AA, would the Company be required to make any payments under these contingent obligations. After 18-21 years, as applicable, the Company has the right to exercise purchase options that would terminate these transactions. As a result of these three transactions, the Company has received a total of approximately $67 million (net) which was recorded as deferred income on the balance sheets and is being amortized to nonoperating income over approximately 18-21 years.

     Operating Leases

     Rent expense for all operating leases, primarily for office and warehouse space, for fiscal 2000, 1999 and 1998 was approximately $10 million each year. At November 30, 2000, minimum annual rentals for all operating leases, with initial or remaining terms in excess of one year, were as follows (in thousands):



                             Fiscal
                             2001         $  8,500
                             2002            7,300
                             2003            6,000
                             2004            5,700
                             2005            5,700
                             Thereafter     26,800
                                           $60,000

     Other

     At November 30, 2000, the Company had a commitment through 2013, cancelable under certain remote circumstances, to pay a minimum amount for its annual usage of certain port facilities as follows (in thousands):


                            Fiscal
                            2001           $  9,400
                            2002              9,300
                            2003             11,500
                            2004             11,500
                            2005             12,500
                            Thereafter      113,500
                                           $167,700


 NOTE 10 - SEGMENT INFORMATION

     The Company's cruise segment included five cruise brands (six, including Costa, as of November 30, 2000) which have been aggregated as a single operating segment based on the similarity of their economic and other characteristics. Cruise revenues are comprised of sales of passenger cruise tickets, including, in some cases, air transportation to and from the cruise ships, and revenues from certain onboard activities and other related services. The tour segment represents the operations of Holland America Tours.


     The significant accounting policies of the segments are the same as those described in Note 1 - "Summary of Significant Accounting Policies." Cruise revenues included intersegment revenues which primarily represent billings to the tour segment for the cruise portion of a tour when a cruise
is sold as a part of a tour package.   In addition, cruise and tour operating
expenses included a cost allocation of certain corporate expenses. Information for the cruise and tour segments for fiscal 2000, 1999 and 1998 was as follows (in thousands):

                          Operating   Depreciation
                            income        and          Capital     Segment
               Revenues     (loss)    amortization  expenditures    assets
2000
Cruise       $3,578,372  $  961,806    $276,483     $  972,270  $9,093,646(a)
Tour            259,662       7,664      10,825         30,129     199,722
Affiliated
  Operations                 37,828(a)                             437,391
Reconciling
  items (b)     (59,492)    (24,340)        359            949     100,561
             $3,778,542  $  982,958    $287,667     $1,003,348  $9,831,320
1999
Cruise       $3,286,701  $  947,452    $232,942     $  837,126  $6,938,411
Tour            271,828      10,403      10,716         24,416     185,591
Affiliated
  operations                 75,758(a)                             586,922

Reconciling
  items (b)     (61,059)    (13,914)                    11,442     575,431
             $3,497,470  $1,019,699    $243,658     $  872,984  $8,286,355
1998
Cruise       $2,797,856    $822,242    $189,345     $1,113,191  $6,327,599
Tour            274,491       9,248       9,491         28,480     174,140
Affiliated
  operations                 76,732(a)                             546,693
Reconciling
  items (b)     (63,041)    (11,698)      1,832          8,742     130,891
             $3,009,306    $896,524    $200,668     $1,150,413  $7,179,323

 (a) The November 30, 2000 cruise segment assets included Costa, while Costa's results of operations were presented in the affiliated operations segment for all periods(see Notes 3 and 5).

 (b) Revenues consisted of intersegment revenues. Operating loss represented corporate expenses not allocated to segments. Capital expenditures represented corporate capital expenditures. Segment assets included cash, cash equivalents, short-term investments and other corporate assets.

     See Note 5 for affiliated operations segment information which were not included in the Company's consolidated operations.


     Foreign revenues for the Company's cruise brands, excluding Costa, represent sales generated from outside the U.S. primarily by foreign tour operators and foreign travel agencies. The majority of these foreign revenues are from Canada, United Kingdom, Germany and Australia. Foreign assets represent assets which are located outside of the U.S. and included, among other things, all of the Company's ships. Revenues and year-end asset information by geographic area was as follows (in thousands):

                                       2000         1999       1998
                Revenues
                United States      $3,180,667   $2,934,492  $2,545,709
                Foreign               597,875      562,978     463,597
                                   $3,778,542   $3,497,470  $3,009,306

                Assets
                United States      $  680,897   $1,063,963  $  643,509
                Foreign             9,150,423    7,222,392   6,535,814
                                   $9,831,320   $8,286,355  $7,179,323



NOTE 11 - BENEFIT PLANS

     Stock Option Plans

     The Company has stock option plans for certain employees and members of the Board of Directors. The plans are administered by a committee of three directors of the Company (the "Committee") which determines who is eligible to participate, the number of shares for which options are to be granted and the amounts that may be exercised within a specified term. The option exercise price is generally established by the Committee at 100% of the fair market value of the Common Stock on the date the option is granted. Substantially all options granted during fiscal 2000, 1999 and 1998 were granted at an exercise price per share equal to the fair market value of the Company's Common Stock on the date of grant. Employee options generally have vested evenly over five years and have a ten year term and director options have vested immediately and have a five or ten year term. At November 30, 2000, options for 1,338,781 shares were available for future grants. A summary of the status of options in the stock option plans was as follows:

                             Weighted
                      Average Exercise Price       Number of Options
                             Per Share         Years Ended November 30,
                      2000    1999    1998    2000       1999       1998
Outstanding options-
  beginning of year $22.70  $14.95  $11.88  6,517,168  5,987,574  5,502,580
Options granted     $35.92  $44.54  $27.34  2,910,575  1,641,400  1,157,344
Options exercised   $13.43  $11.01  $10.53   (244,850)  (956,706)  (652,350)
Options canceled    $35.91  $26.55  $22.86   (342,100)  (155,100)   (20,000)
Outstanding options-
  end of year       $26.80  $22.70  $14.95  8,840,793  6,517,168  5,987,574
Options exercisable -
  end of year       $15.82  $12.64  $10.91  4,042,452  3,601,993  3,405,630




     Information with respect to stock options outstanding and stock options exercisable at November 30, 2000 was as follows:

                        Options Outstanding               Options Exercisable
                              Weighted      Weighted                 Weighted
                              Average       Average                  Average
Exercise                     Remaining      Exercise                 Exercise
Price Range       Shares    Life (Years)    Price        Shares      Price


$ 1.94-$ 2.25      37,480           (1)      $ 2.06        37,480     $ 2.06
$ 6.94-$10.31     244,900        1.9         $ 7.51       244,900     $ 7.51
$10.59-$15.00   2,767,700        4.4         $11.30     2,743,700     $11.28
$16.28-$21.91   1,457,469        8.2         $19.54       337,938     $19.37
$24.63-$26.41     840,694        7.1         $26.39       305,854     $26.41
$34.03-$41.34     234,000        8.1         $36.49        61,600     $37.32
$43.56-$48.56   3,258,550        8.7         $44.35       310,980     $45.56

Total           8,840,793        6.9         $26.80     4,042,452     $15.82

(1) These stock options do not have an expiration date.

    Pursuant to SFAS No. 123, the Company has elected to use the intrinsic value method of accounting for employee stock-based compensation awards. Accordingly, the Company has not recognized compensation expense for its noncompensatory employee stock option awards. The Company's pro forma net income and earnings per share for fiscal 2000, 1999 and 1998 had the Company elected to adopt the fair value approach (which charges earnings for the estimated fair value of stock options) of SFAS No. 123 would not be materially different from reported net income and earnings per share.

     The weighted average fair values of the Company's options granted during fiscal 2000, 1999 and 1998 were $13.31, $15.15 and $7.61 per share, respectively, at the dates of grant. The fair values of options were estimated using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal 2000, 1999 and 1998, respectively; expected dividend yields of 1.17%, 0.80%, and 1.62%; expected volatility of 28.9%, 26.3%, and 20.5%; risk free interest rates of 6.4%, 4.8% and 5.3%; and expected option life of six years for all periods.

     Restricted Stock Plans

     The Company has restricted stock plans under which three key employees are granted restricted shares of the Company's Common Stock. Shares are awarded in the name of each of the participants, who have all the rights of other Common Stock shareholders, subject to certain restriction and forfeiture provisions. During fiscal 2000, 1999 and 1998, 150,000 shares of Common Stock were issued each year which were valued at $5.5 million, $6.8 million and $4.4 million, respectively. Unearned stock compensation was recorded in stockholders' equity at the date of award based on the quoted market price of the shares on the date of grant and is amortized to expense over the vesting period. As of November 30, 2000 and 1999 there were 313,094 shares and 263,765 shares, respectively, issued under the plans which remain to be vested.

     Management Incentive Plans

     Most shoreside managerial employees of the Company participate in management incentive plans. Certain of the participating employees receive a portion of their incentive compensation award in Common Stock of the Company, instead of the entire amount being paid in cash. During fiscal 2000, 1999 and 1998, 35,820, 49,734 and 61,214 shares of Common Stock with a quoted market value of $1.7 million, $1.7 million and $1.6 million, respectively, were issued under these plans.

     Defined Benefit Pension Plans

     The Company has two defined benefit pension plans (qualified and non-qualified) that are available to certain full-time Carnival and corporate shoreside employees who were employed with the Company prior to January 1, 1998. These plans were closed to new participants on January 1, 1998. In addition, the Company has two non-qualified defined benefit plans. One of these plans was established in fiscal 1999 and is available to Carnival's shipboard employees and the other was established in fiscal 2000 and is available to two executive officers of the Company. The Company's funding policy for the qualified defined benefit plan is to annually contribute at least the minimum amount required under the applicable labor regulations. The non-qualified plans are unfunded. Pension expense for the defined benefit pension plans was $5.2 million, $3.6 million and $1.9 million for fiscal 2000, 1999 and 1998, respectively.

     Defined Contribution Plans

     The Company has various defined contribution plans, available to substantially all U.S. and Canadian employees, and certain United Kingdom and Carnival shipboard employees. The Company contributes to these plans based on employee contributions, salary levels and length of service. Total expense relating to these plans in fiscal 2000, 1999 and 1998 was $6.8 million, $6.1 million and $5.3 million, respectively.

    Employee Stock Purchase Plan

    The Company has an Employee Stock Purchase Plan which is authorized to issue up to 4,000,000 shares of Common Stock to substantially all employees of the Company. The purchase price is derived from a formula based on 85% of the fair market value of the Common Stock during the six-month purchase period, as defined. During fiscal 2000, 1999 and 1998, the Company issued 171,886, 144,911 and 175,971 shares, respectively, at a weighted average share price of $26.36, $36.67 and $24.45, respectively, under this plan.


NOTE 12 - EARNINGS PER SHARE

    Earnings per share were computed as follows (in thousands, except per share data):

                                                Years Ended November 30,
                                             2000         1999         1998
Basic:
  Net income                               $965,458    $1,027,240    $835,885
  Average common shares outstanding         599,665       612,484     595,037
  Earnings per share                          $1.61         $1.68       $1.40

Diluted:
  Net income                               $965,458    $1,027,240    $835,885
  Effect on net income of assumed
    issuance of affiliate securities                       (3,299)
  Net income available assuming dilution   $965,458    $1,023,941    $835,885

  Average common shares outstanding         599,665       612,484     595,037
  Effect of dilutive securities-
    shares issuable under various
    stock option plans                        2,247         3,516       3,411
  Average shares outstanding
    assuming dilution                       601,912       616,000     598,448
  Earnings per share                          $1.60         $1.66       $1.40

NOTE 13 - SUPPLEMENTAL CASH FLOW INFORMATION

                                              YEARS ENDED NOVEMBER 30,
                                              2000      1999      1998
                                                    (in thousands)
Cash paid (received) for:
  Interest (net of amount capitalized)      $40,431   $ 49,836  $ 54,572
  Income taxes                              $  (800)  $  3,841  $  5,144

Noncash investing and financing activities:
  Common Stock issued for acquisition of
    Cunard Line Limited minority interest             $127,069
  Common Stock issued under various
    stock plans                             $ 7,250   $  8,991  $  5,975
  Note received upon the
    sale of the Nieuw Amsterdam             $84,500


NOTE 14 - RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1999, the Securities and Exchange Commission (SEC) released
Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial
Statements to provide guidance on the recognition, presentation and disclosure of revenues in financial statements. In June 2000, the SEC issued
SAB 101B, which delays the Company's implementation date of SAB 101 until not later than September 1, 2001. The Company has completed its review and believes that its current revenue recognition policies are in conformity, in all material respects, with this SAB and does not expect that its adoption will have a material impact on its financial statements.



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of Carnival Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Carnival Corporation and its subsidiaries at November 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.






/s/PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP


Miami, Florida
January 26, 2001



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

     The Company earns its cruise revenues primarily from (i) the sale of passenger cruise tickets, which includes accommodations, meals and most onboard activities, (ii) the sale of air transportation to and from the cruise ships and (iii) the sale of goods and services on board its cruise ships, such as casino gaming, bar sales, gift shop sales and other related services. The Company also derives revenues from the tour and related operations of Holland America Tours.

     For segment information related to the Company's revenues, operating income and other financial information see Note 10 in the accompanying financial statements. Operations data expressed as a percentage of total revenues and selected statistical information for the periods indicated was as follows:

                                              YEARS ENDED NOVEMBER 30,
                                          2000         1999         1998
Revenues                                   100%         100%         100%


Costs and Expenses
  Operating expenses                        54           53           54
  Selling and administrative                13           13           12
  Depreciation and amortization              8            7            7

Operating Income Before Income
   From Affiliated Operations               25           27           27

Income From Affiliated Operations, Net       1            2            3

Operating Income                            26           29           30

Nonoperating Expense                                                  (2)

Net Income                                  26%          29%          28%

Selected Statistical Information
  (in thousands):
     Passengers carried                  2,669        2,366        2,045
     Passenger cruise days (1)          16,750       14,947       13,009
     Occupancy percentage  (2)           105.4%       104.3%       106.3%


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


GENERAL

     The Company's cruise, tour and affiliated operations experience varying degrees of seasonality. The Company's revenue from the sale of passenger tickets for its cruise operations is moderately seasonal. Historically, demand for cruises has been greatest during the summer months. The Company's tour revenues are highly seasonal with a vast majority of tour revenues generated during the late spring and summer months in conjunction with the Alaska cruise season. Airtours, the Company's 25% owned equity affiliate, has revenues which are very seasonal due primarily to the nature of the European leisure travel industry. Typically, Airtours' quarters ending June 30 and September 30 experience higher revenues, with revenues in the quarter ending September 30 being the highest.

      Through fiscal 2000, the Company recorded its share of Airtours and Costa's operating results in earnings from affiliated operations on a two-month lag basis. Beginning in fiscal 2001, all of Costa's results of operations will be consolidated into the Company's financial statements on a current month basis, thus eliminating the two-month lag in reporting Costa's results of operations. This change in the timing of reporting periods, as well as Costa's greater seasonality, will increase the seasonality of the Company's quarterly results of operations, most significantly between the Company's third and fourth fiscal quarters. Costa's seasonally strong summer results of operations will be recorded in the Company's third quarter in fiscal 2001 versus in the fourth quarter in fiscal 2000. See Note 3 in the accompanying financial statements.

     Average passenger capacity for the Company's cruise brands, excluding Costa, is expected to increase approximately 9.7% during fiscal 2001 as compared to fiscal 2000. This increase is primarily a result of the introduction into service of the Carnival Victory in August 2000, and Holland America's Zaandam and Amsterdam in May 2000 and October 2000, respectively, and the expected introduction into service of the Carnival Spirit in April 2001, partially offset by the withdrawal from service of Holland America's Nieuw Amsterdam in October 2000. The consolidation of Costa in fiscal 2001 will increase the Company's consolidated capacity by an additional 20.7%, although the impact on the Company's net income will be much less, as a majority of Costa's net income was included in affiliated operations in prior years.

     The year over year percentage increase in the Company's average passenger capacity resulting from the delivery of ships currently under contract for construction for fiscal 2002 and 2003 is expected to approximate 7.1% and 14.0%, respectively.





FISCAL 2000 ("2000") COMPARED TO FISCAL 1999 ("1999")

     Revenues

     Revenues increased $281 million, or 8% in 2000 compared to 1999, entirely due to an 8.9% increase in cruise revenues. The cruise revenue change resulted from an increase of approximately 10.8% in passenger capacity and a 1.2% increase in occupancy rates, partially offset by a 3.2% decrease in gross revenue per passenger cruise day. The increase in passenger capacity resulted primarily from the introduction into service of the Carnival Triumph and Carnival Victory in July 1999 and August 2000, respectively, and Holland America's Volendam and Zaandam in November 1999 and May 2000, respectively. This capacity increase was partially offset by several ships being out of service for unscheduled drydocks, including several due to manufacturer's design flaws, and the sale of the Nieuw Amsterdam in October 2000. The decrease in gross revenue per passenger cruise day was primarily due to pressure on cruise ticket prices throughout the year, with the exception of the Millennium cruises. This pressure on cruise ticket pricing was caused by a number of factors including, but not limited to, relatively softer demand and a fall-off in pre- and post Millennium bookings. Also, when a passenger elects to provide his or her own transportation, rather than purchasing air transportation from the Company, both the Company's cruise revenues and operating expenses decrease by approximately the same amount. During 2000, there was a reduction in the percentage of passengers electing to use the Company's air program and, accordingly, this caused a reduction in gross revenue per passenger cruise day, as well as a reduction in operating expenses.

     Costs and Expenses

     Operating expenses increased $195.7 million, or 10.5% in 2000 compared to 1999. Cruise operating costs increased by $201.2 million, or 11.8%, to $1.9 billion in 2000 from $1.7 billion in 1999. Cruise operating costs increased in 2000 primarily due to additional costs associated with the increased passenger capacity, increases in fuel costs, and increases in operational costs primarily related to the Company's Millennium cruises and port costs. Commencing in the fourth quarter of 1999, the Company began to incur significantly higher fuel costs due to a very large increase in the price of bunker fuel which continued to increase as the year progressed. The increases in the price of fuel increased the Company's consolidated operating expenses by approximately $51 million for 2000 compared to 1999. Cruise operating costs as a percentage of cruise revenues were 53.4% and 52% in 2000 and 1999, respectively.

     Selling and administrative expenses increased $40.2 million, or 9.0% to $487.4 million in 2000 from $447.2 million in 1999, primarily due to an increase in payroll and related costs. Selling and administrative expenses as a percentage of revenues were 12.9% and 12.8% during 2000 and 1999, respectively.

     Depreciation and amortization increased by $44.0 million, or 18.1% to $287.7 million in 2000 from $243.7 million in 1999, primarily due to the additional depreciation associated with the increase in the size of the fleet and ship refurbishment expenditures.


     Affiliated Operations

     During 2000, the Company recorded $37.8 million of income from affiliated operations as compared with $75.8 million of income in 1999. The Company's portion of Airtours' losses in 2000 was $41.2 million as compared to income of $36.2 million in 1999. The Company recorded income of $76.7 million and $39.9 million during 2000 and 1999, respectively, related to its interest in Costa. The Company's results from affiliated operations included net nonrecurring charges totaling $5 million, consisting of a $43 million charge for the Company's equity interest in restructuring and other nonrecurring net charges recorded by Airtours, partially offset by a $38 million income tax benefit resulting from Costa's change in tax status upon registration of its ships within the Italian International Ship Registry and the reversal of certain Costa tax liabilities.

     See the "General" section for a discussion of Airtours' and Costa's seasonality. See Notes 3 and 5 in the accompanying financial statements for more information regarding the acquisition of Costa and the Company's affiliated operations.

     Nonoperating Income (Expense)

     Interest income decreased $25.4 million in 2000 to $16.5 million from $41.9 million in 1999 due primarily to lower average investment balances primarily resulting from the purchase of Treasury Stock, partially offset by higher interest rates.

     Gross interest expense (excluding capitalized interest) decreased slightly to $82.5 million in 2000 from $87.9 million in 1999 primarily as a result of lower average outstanding debt balances, partially offset by a higher weighted average borrowing cost.

       Other income in 2000 of $8.5 million primarily includes $21.4 million of compensation received from the shipyard, net of certain related expenses, a $10.6 million gain on a forward foreign currency contract purchased to fix the acquisition price of Costa, partially offset by, among other things, a $21 million port litigation charge (see Note 9 in the accompanying financial statements). The payments from the shipyard represent reimbursements for expenses incurred and lost profits due to ship construction or design issues which caused either delays in ship delivery or drydocks to correct the problems.


FISCAL 1999 ("1999")COMPARED TO FISCAL 1998 ("1998")

     Revenues

     Revenues increased $488 million, or 16.2% in 1999 compared to 1998, entirely due to a 17.5% increase in cruise revenues. The cruise revenue change resulted from an increase of approximately 17.2% in passenger capacity and a 2.6% increase in gross revenue per passenger cruise day, partially offset by a 2.3% decrease in occupancy rates. The increase in passenger capacity resulted from the acquisition of Cunard Line Limited in late May 1998, which increased 1999 capacity by 5.6%, and the balance of the increase resulted primarily from the introduction into service of Carnival's Elation and Paradise in March and November 1998, respectively, and the Carnival Triumph in July 1999, as well as Carnival's Ecstasy being in service throughout 1999. Both the increase in gross revenue per passenger cruise day and the decrease in occupancy rates was primarily due to Cunard Line Limited's higher gross revenue per passenger cruise day and lower occupancy rates than the Company's other brands and, to a lesser extent, an increase in gross revenue per passenger cruise day for the Carnival and Holland America brands.

     As a result of the 1999 military conflict in the Balkans, the second half of the Company's 1999 Mediterranean cruise revenues were negatively impacted. Although management lessened this impact by, among other things, changing the itineraries of certain of its Mediterranean cruises, offering additional incentives and increasing advertising expenditures, the 1999 Mediterranean cruise results were still lower than originally expected.

     Costs and Expenses

     Operating expenses increased $243.3 million, or 15.0% in 1999 compared to 1998. Cruise operating costs increased by $250.2 million, or 17.1%, to $1.71 billion in 1999 from $1.46 billion in 1998. Cruise operating costs increased in 1999 primarily due to additional costs associated with the increased passenger capacity and increases in airfare and fuel costs. Airfare costs increased primarily due to a higher rate per air passenger partially offset by a lower percentage of passengers electing the Company's air program. Commencing in the fourth quarter of 1999, the Company began to incur significantly higher fuel costs due to a very large increase in the price of bunker fuel. Cruise operating costs as a percentage of cruise revenues were 52% and 52.1% in 1999 and 1998, respectively.

     Selling and administrative expenses increased $77.8 million, or 21.0% to $447.2 million in 1999 from $369.5 million in 1998, primarily due to an increase in advertising and payroll and related costs. Selling and administrative expenses as a percentage of revenues were 12.8% and 12.3% during 1999 and 1998, respectively.

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

     Affiliated Operations

     During 1999, the Company recorded $75.8 million of income from affiliated operations as compared with $76.7 million of income in 1998. The Company's portion of Airtours' income decreased $3.2 million in 1999, or 8.1%, to $36.2 million in 1998. The Company recorded income of $39.9 million during both 1999 and 1998 related to its interest in Costa.

     Nonoperating Income (Expense)

     Interest income increased $31.7 million in 1999 to $41.9 million from $10.3 million in 1998 due primarily to higher average investment balances resulting from the investment of proceeds received by the Company upon the sale of its Common Stock in December 1998 (see Note 7 in the accompanying financial statements).

     Gross interest expense (excluding capitalized interest) decreased slightly to $87.9 million in 1999 from $92.9 million in 1998 primarily as a result of lower average outstanding debt balances. Capitalized interest increased $5.8 million during 1999 as compared with 1998 due primarily to higher levels of investments in ship construction projects.

     Other income in 1999 of $29.4 million primarily relates to $21.4 million of compensation received from the shipyard related to the late deliveries of the Volendam and Carnival Triumph, net of certain related expenses, collection of $4.5 million of insurance proceeds, recognition of $2.3 million of ship lease transaction income and $13.6 million of other nonrecurring gains. In addition, other income was partially reduced for, among other things, an $8.8 million expense for the writedown of the Company's investment in Wyndham International common stock and $3.2 million of expenses related to the small engine room fire on the Carnival ship Tropicale.

     Minority interest was $14.0 million in 1999 compared with $11.1 million in 1998 which represents the minority shareholders' interest in Cunard Line Limited's net income. On November 15, 1999, the Company acquired the remaining minority interest in Cunard at which point no further Cunard minority interest expense will be recorded by the Company.


LIQUIDITY AND CAPITAL RESOURCES

     Sources and Uses of Cash

     The Company's business provided approximately $1.3 billion of net cash from operations during fiscal 2000 and fiscal 1999.

     During fiscal 2000, the Company's net expenditures for capital projects were approximately $1 billion, of which $885 million was spent in connection with its ongoing shipbuilding program. The shipbuilding expenditures included the final payments on the Carnival Victory and Holland America's Zaandam, which were delivered to the Company in July and April 2000, respectively.
The nonshipbuilding capital expenditures consisted primarily of ship refurbishments, information technology assets, tour assets, and other.

     During fiscal 2000, the Company had net borrowings of $342.8 million under its commercial paper programs and made principal payments related to other debt totaling $210.7 million pursuant to various notes payable, including $200 million for the payment of unsecured 5.65% Notes in October 2000. Also on September 29, 2000, the Company incurred approximately $510 million in debt related to the acquisition of the remaining 50% interest of Costa. In addition, the Company consolidated approximately $620 million of Costa debt which is included in the November 30, 2000 balance sheet (see Note 3 in the accompanying financial statements). Finally, the Company paid cash dividends of $254.3 million in fiscal 2000.

     In February 2000, the Company's Board of Directors authorized the repurchase of up to $1 billion of the Company's Common Stock. During fiscal 2000, the Company repurchased 33.1 million shares of its Common Stock at a cost of $705.1 million. Given the Company's recent purchase of Costa and management's desire to maintain a strong balance sheet and strong liquidity, the Company does not anticipate repurchasing additional shares of its Common Stock in the near future.

     Future Commitments and Funding Sources

     As of November 30, 2000, the Company had contracts for the delivery of sixteen new ships over the next five years. The Company's remaining obligations related to these ships under contract for construction is to pay approximately $643 million during fiscal 2001 and approximately $6.0 billion thereafter.

     At November 30, 2000, the Company had $2.3 billion of long-term debt of which $248.2 million is due in fiscal 2001, substantially all of which is Costa debt. See Notes 6 and 9 in the accompanying financial statements for more information regarding the Company's debts and commitments.

     As a normal part of the Company's business, depending on market conditions, pricing and the Company's overall growth strategy, the Company considers opportunities to enter into contracts for the building of additional ships and also considers potential acquisitions and strategic alliances.

     The Company expects that future cash from operations will be the Company's principal funding source for capital projects, debt service requirements, dividend payments and working capital. In addition, as of November 30, 2000, the Company had $189.3 million of cash and cash equivalents and $696 million available for borrowing under its revolving credit facilities.

     To the extent that the Company is required to or chooses to fund future cash requirements from sources other than as discussed above, management believes that it will be able to secure such financing from banks or through the offering of debt and/or equity securities in the public or private markets. In that regard, management expects to refinance approximately $285 million of the Company's Costa acquisition debt in the first half of 2001, as well as $220 million of Costa's debt which is due in November 2001.


OTHER MATTERS

     Market Risks

     The Company is principally exposed to market risks from fluctuations in foreign currency exchange rates, bunker fuel prices, interest rates and equity and food commodity prices. The Company seeks to minimize these risks through its regular operating and financing activities, its long-term investment and debt portfolio strategies and, when considered appropriate, through the use of derivative financial instruments. The Company's policy is to not use financial instruments for trading or other speculative purposes.

     Exposure to Foreign Currency Exchange Rates

     The Company's primary foreign currency exchange risk was related to its outstanding commitments under ship construction contracts denominated in a foreign currency. These commitments are affected by fluctuations in the value of the U.S. dollar as compared to certain European currencies. Foreign currency forward contracts are generally used to manage this risk (see Notes 2 and 9 in the accompanying financial statements). Accordingly, increases and decreases in the fair value of these foreign currency forward contracts offset changes in the U.S. dollar value of the net underlying foreign currency denominated ship construction commitments, thus resulting in the elimination of such risk.

     At November 30, 2000, the Company's foreign currency forward contracts which hedge its shipbuilding activities had notional amounts and maturity dates of $397 million, $816 million, $1.0 billion, $1.2 billion and $291 million in 2001, 2002, 2003, 2004 and 2005, respectively. The fair value of these contracts was $3.2 billion at November 30, 2000. Based upon a 10% strengthening or weakening of the U.S. dollar compared to the euro, assuming no changes in comparative interest rates, the estimated fair value of these contracts would decrease or increase by $320 million which would be offset by a decrease or increase of $320 million in the U.S. dollar value of the related foreign currency ship construction commitments resulting in no net dollar impact to the Company.

     The cost of shipbuilding orders which the Company may place in the future may be affected by foreign currency exchange rate fluctuations. Should the U.S. dollar weaken relative to the euro, future orders for new ship construction in European shipyards may be at higher prices relative to the U.S. dollar.

    Additionally, the Company's investments in foreign subsidiaries and affiliates subjects it to foreign currency exchange rate risk. Management considers its investments in foreign subsidiaries and affiliates to be denominated in relatively stable currencies and/or of a long-term nature and, accordingly, does not typically manage its related foreign currency exchange rate risk through the use of derivative financial instruments. However, in paying the Costa acquisition price, management utilized debt denominated in the functional currency of Costa to reduce a portion of this risk.

    Finally, the Company sells certain of its cruises and incurs certain cruise-related expenses in foreign currencies which subjects the Company to foreign currency exchange risk. The Company does not expect that the impact of fluctuations in the foreign currency exchange rate on its foreign currency denominated cruise revenues and expenses to materially affect its results of operations due primarily to the natural hedges which are expected to exist within the Company's operations and the relative stability of the foreign currencies. However, management will continue to monitor such items to determine if any actions, such as the issuance of additional foreign currency denominated debt or other financial instruments, would be warranted to reduce such risk.

    Exposure to Bunker Fuel Prices

    Cruise ship expenses are impacted by changes in bunker fuel prices. Bunker fuel consumed over the past three fiscal years ranged from approximately 2.2 percent in fiscal 1998 to 4.0 percent in fiscal 2000 of the Company's gross cruise revenues. The Company endeavors to acquire bunker fuel at the lowest possible prevailing prices given, among other things, its substantial buying power and ability to refuel certain of its ships at ports which offer competitive price advantages.

     The Company has typically not used financial instruments to hedge its exposure to the bunker fuel price market risk. However, in fiscal 2000, the Company entered into fuel swap agreements intended to hedge this price risk for a minor portion of its fiscal 2001 consumption. Management is continuing to monitor this market risk, and may, in the future, decide to increase its use of financial instruments to reduce this risk.

    Based upon a 10% hypothetical increase or decrease in the November 30, 2000 bunker fuel price, the Company estimates that its fiscal 2001 bunker fuel cost would increase or decrease by approximately $17 million compared to fiscal 2000.

    Exposure to Interest Rates

    In order to limit its exposure to interest rate fluctuations, the Company has entered into a substantial amount of fixed rate debt instruments. Also, its Costa subsidiary currently utilizes variable to fixed interest rate swap agreements to fix substantially all of its interest costs over the short-term. The differential in interest rates to be paid or received under these swap agreements will be recognized in income as part of interest expense over the life of the contracts. The Company continuously evaluates its debt portfolio, including interest rate swap agreements, and makes periodic adjustments to the mix of floating rate and fixed rate debt based on its view of interest rate movements.

    At November 30, 2000, the Company's long-term debt had a carrying value of $2.35 billion. The Company also had interest rate swaps on debt with a notional amount of $766 million and a weighted average remaining life of approximately 2.3 years. The fair value of this debt at November 30, 2000 was $2.27 billion. Based upon a hypothetical 10% decrease or increase in the period end market interest rate, the fair value of this liability would increase or decrease by approximately $42 million.

     This hypothetical amount is determined by considering the impact of the hypothetical interest rates on the Company's existing debt and interest rate swaps. This analysis does not consider the effects of the changes in the level of overall economic activity that could exist in such environments. Furthermore, since substantially all of the Company's fixed rate debt cannot be prepaid and a large portion of its variable rate debt is subject to interest rate swaps which effectively fix the interest rate in the short-term, it is most likely management would be unable to take any significant steps in the short-term to mitigate its exposure in the event of a significant decrease in market interest rates.

    Exposure to Equity and Food Commodity Prices

    The Company has equity price risk related to its investment in Airtours and commodity price risk related to its food purchases. The Company does not typically manage these risks through the use of derivative financial instruments since it considers its investment in Airtours to be of a long-term nature and does not expect changes in food commodity prices to be material. However, management will continue to monitor these risks to determine if any actions would be necessary to reduce such risks.

     Euro Conversion

     On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies
("legacy currencies") and one common currency - the euro. The euro trades on currency exchanges and may be used in business transactions. Beginning in January 2002, new euro-denominated bills and coins will be used, and legacy currencies will be withdrawn from circulation. The Company's operating subsidiaries affected by the euro conversion have developed plans to address the systems and business issues affected by the euro currency conversion. These issues include, among others, (i) the need to adapt computer and other business systems and equipment to accommodate euro-denominated transactions, and (ii) the competitive impact of cross-border price transparency, which may affect pricing strategies. The Company does not expect this conversion to have a material impact on its financial statements.


SELECTED FINANCIAL DATA

     The selected financial data presented below for the fiscal years 1996 through 2000 and as of the end of each such fiscal year are derived from the financial statements of the Company and should be read in conjunction with such financial statements and the related notes.

                                         Years Ended November 30,
                              2000        1999       1998       1997      1996
                                       (in thousands, except per share data)
Income Statement and Other
  Data:

Revenues               $3,778,542 $3,497,470 $3,009,306 $2,447,468 $2,212,572
Operating income
 before income from
 affiliated operations $  945,130 $  943,941 $  819,792 $  660,979 $  551,461
Operating income       $  982,958 $1,019,699 $  896,524 $  714,070 $  597,428
Net income             $  965,458 $1,027,240 $  835,885 $  666,050 $  566,302
   Earnings per share (1):
 Basic                $      1.61 $     1.68 $     1.40 $     1.12 $      .98
 Diluted              $      1.60 $     1.66 $     1.40 $     1.12 $      .96
Dividends declared
 per share (1)        $      .420 $     .375 $     .315 $     .240 $     .190
Passenger cruise days      16,750     14,947     13,009     11,908     10,583
Occupancy percentage (2)    105.4%     104.3%     106.3%     108.3%     107.6%



                                      As of November 30,
                      2000        1999        1998       1997       1996
                                          (in thousands)
Balance Sheet Data:

Total assets       $9,831,320  $8,286,355  $7,179,323  $5,426,775  $5,101,888
Long-term debt     $2,099,077  $  867,515  $1,563,014  $1,015,294  $1,316,632
Total shareholders'
  equity           $5,870,617  $5,931,247  $4,285,476  $3,605,098  $3,030,884


(1) All per share amounts have been adjusted to reflect a two-for-one stock split effective June 12, 1998.

(2) In accordance with cruise industry practice, occupancy percentage is calculated based upon two passengers per cabin even though some cabins can accommodate three or four passengers. The percentages in excess of 100% indicate that more than two passengers occupied some cabins.




MARKET PRICE FOR COMMON STOCK

     The Company's Common Stock is traded on the New York Stock Exchange. The high and low Common Stock sales prices for the periods indicated were as follows:

                                 High              Low
Fiscal 2000:
       First Quarter           $50.563           $27.625
       Second Quarter          $28.813           $21.875
       Third Quarter           $27.313           $18.625
       Fourth Quarter          $25.750           $19.688

Fiscal 1999:
       First Quarter           $49.125           $34.875
       Second Quarter          $53.500           $38.500
       Third Quarter           $50.500           $39.750
       Fourth Quarter          $51.875           $38.125




     As of January 25, 2001, there were approximately 4,763 holders of record of the Company's Common Stock. While no tax treaty currently exists between the Republic of Panama and the U. S., under current law, the Company believes that distributions to its shareholders are not subject to taxation under the laws of the Republic of Panama.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

      Quarterly financial results for fiscal 2000 were as follows:

                                         Quarters Ended

                       February 29,    May 31,      August 31,   November 30,
                                (in thousands, except per share data)
Revenues                  $824,878      $875,127      $1,228,211  $850,326
Gross profit              $359,438      $378,006      $  613,487  $369,269
Operating income before
  income from affiliated
  operations              $170,955      $188,891      $  418,910  $166,374
Operating income          $159,518      $194,419      $  420,458  $208,563
Net income                $171,517(1)   $203,956(1)(2)$  396,190  $193,795(3)
Earnings per share:
  Basic                   $    .28      $    .34      $      .67  $    .33(3)
  Diluted                 $    .28      $    .34      $      .67  $    .33(3)
Dividends declared
  per share               $   .105      $   .105      $     .105  $   .105


(1) Includes $8.5 million and $6.6 million in the February 29 and May 31 quarters, respectively, of net compensation received from the shipyard relating to the delayed delivery of Holland America Line's Zaandam.
(2) Includes $13.1 million of nonrecurring gains related to the reversal of certain of Costa's tax liabilities.
(3) Includes nonrecurring charges totaling $24 million, or $.04 per share, consisting of (a) a $42 million charge for the Company's equity interest in restructuring and other nonrecurring charges recorded by Airtours and (b) a $21 million port litigation charge, partially offset by (c) a $12 million gain on a forward foreign currency contract purchased to hedge the acquisition price of Costa and (d) a $27 million deferred income tax benefit resulting from Costa's change in tax status upon registration of its ships within the Italian International Ship Registry. In addition, includes approximately $7 million of net compensation received from a shipyard for reimbursements related to Holland America Line's Rotterdam VI.


    Quarterly financial results for fiscal 1999 were as follows:

                                            Quarters Ended

                      February 28,     May 31,      August 31,    November 30,
                               (in thousands, except per share data)
Revenues                 $748,258      $796,149     $1,161,821    $791,242
Gross profit             $332,155      $363,723     $  589,408    $349,548
Operating income before
  income from affiliated
  operations             $163,481      $199,295     $  416,408    $164,757
Operating income         $157,564      $198,113     $  427,184    $236,838
Net income               $157,761      $203,342     $  415,093(1) $251,044(1)
Earnings per share:
  Basic                  $    .26      $    .33     $      .68    $    .41
  Diluted                $    .26      $    .33     $      .67    $    .40
Dividends declared
per share                $    .09      $    .09     $      .09    $   .105

(1) Includes $5.1 million and $15.1 million in the August 31 and November 30 quarters, respectively, of net compensation received from the shipyard related to the delayed delivery of the Carnival Triumph and Holland America
Line's Volendam, respectively.




FORWARD-LOOKING STATEMENTS

     Certain statements in the Shareholders' Letter and under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this 2000 Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements of the Company to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the passenger revenue yields for the Company's cruise products; consumer demand for cruises, including the effects on consumer demand of armed conflicts, political instability or adverse media publicity; increases in cruise industry capacity; cruise and other vacation industry competition; changes in tax laws and regulations; the ability of the Company to implement its shipbuilding program and to continue to expand its business outside the North American market; changes in foreign currency exchange rates, food and fuel commodity prices and interest rates; delivery of new ships on schedule and at the contracted price; weather patterns; unscheduled ship repairs and drydocking; incidents involving cruise ships; impact of pending or threatened litigation; the ability of unconsolidated affiliates to successfully implement their business strategies and changes in laws and regulations applicable to the Company.