Form 10-K, Exhibit 13
period 2004-11-30
CARNIVAL CORP; CARNIVAL PLC
filed 2005-02-14
CIK 815097, 1125259

Exhibit 13

                           CARNIVAL CORPORATION & PLC
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (in millions, except per share data)

                                                  Years Ended November 30,
                                               ------------------------------
                                               2004         2003         2002
                                               ----         ----         ----

Revenues
  Cruise
    Passenger tickets                        $ 7,357      $ 5,039      $ 3,346
    Onboard and other                          2,070        1,420          898
  Other                                          300          259          139
                                             -------      -------      -------
                                               9,727        6,718        4,383
                                             -------      -------      -------

Costs and Expenses
  Operating
    Cruise
      Commissions, transportation and other    1,572        1,021          658
      Onboard and other                          359          229          116
      Payroll and related                      1,003          744          458
      Food                                       550          393          256
      Other ship operating                     1,763        1,237          734
    Other                                        210          190          108
                                             -------      -------      -------
    Total                                      5,457        3,814        2,330
  Selling and administrative                   1,285          936          609
  Depreciation and amortization                  812          585          382
  Impairment charge                                                         20
                                             -------      -------      -------
                                               7,554        5,335        3,341
                                             -------      -------      -------

Operating Income                               2,173        1,383        1,042
                                             -------      -------      -------

Nonoperating (Expense) Income
  Interest income                                 17           27           32
  Interest expense, net of
    capitalized interest                        (284)        (195)        (111)
  Other (expense) income, net                     (5)           8           (4)
                                             -------      -------      -------
                                                (272)        (160)         (83)
                                             -------      -------      -------

Income Before Income Taxes                     1,901        1,223          959

Income Tax (Expense) Benefit, Net                (47)         (29)          57
                                             -------      -------      -------

Net Income                                   $ 1,854      $ 1,194      $ 1,016
                                             =======      =======      =======

Earnings Per Share
  Basic                                      $  2.31      $  1.66      $  1.73
                                             =======      =======      =======
  Diluted                                    $  2.24      $  1.63      $  1.69
                                             =======      =======      =======

Dividends Per Share                          $ 0.525      $ 0.440      $ 0.420
                                             =======      =======      =======

The accompanying notes are an integral part of these consolidated financial statements.

                           CARNIVAL CORPORATION & PLC
                           CONSOLIDATED BALANCE SHEETS
                     (in millions, except par/stated values)

                                                              November 30,
                                                           ------------------
ASSETS                                                     2004          2003
------                                                     ----          ----
Current Assets
  Cash and cash equivalents                              $    643      $    610
  Short-term investments                                       17           461
  Accounts receivable, net                                    409           403
  Inventories                                                 240           171
  Prepaid expenses and other                                  266           212
  Fair value of derivative contracts                          153           275
                                                         --------      --------
    Total current assets                                    1,728         2,132
                                                         --------      --------

Property and Equipment, Net                                20,823        17,522

Goodwill                                                    3,321         3,031

Trademarks                                                  1,306         1,324

Other Assets                                                  458           482
                                                         --------      --------
                                                         $ 27,636      $ 24,491
                                                         ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Short-term borrowings                                  $    381      $     94
  Current portion of long-term debt                           681           392
  Convertible debt subject to current put option              600            --
  Accounts payable                                            631           634
  Accrued liabilities and other                               721           568
  Customer deposits                                         1,873         1,358
  Fair value of hedged firm commitments                       147           264
                                                         --------      --------
    Total current liabilities                               5,034         3,310
                                                         --------      --------

Long-Term Debt                                              6,291         6,918

Other Long-Term Liabilities and Deferred Income               551           470

Commitments and Contingencies (Notes 7, 8 and 13)

Shareholders' Equity
  Common stock of Carnival Corporation; $.01 par
    value; 1,960 shares authorized; 634 shares at 2004
    and 630 shares at 2003 issued and outstanding               6             6
  Ordinary shares of Carnival plc; $1.66 stated value;
    226 shares authorized; 212 shares at 2004 and
    210 at 2003 issued                                        353           349
  Additional paid-in capital                                7,311         7,163
  Retained earnings                                         8,623         7,191
  Unearned stock compensation                                 (16)          (18)
  Accumulated other comprehensive income                      541           160
  Treasury stock; 42 shares of Carnival plc at cost        (1,058)       (1,058)
                                                         --------      --------
    Total shareholders' equity                             15,760        13,793
                                                         --------      --------
                                                         $ 27,636      $ 24,491
                                                         ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

                           CARNIVAL CORPORATION & PLC
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (in millions)

                                                       Years Ended November 30,
                                                      --------------------------
                                                      2004       2003       2002
                                                      ----       ----       ----
OPERATING ACTIVITIES
Net income                                           $ 1,854    $ 1,194    $ 1,016
Adjustments to reconcile net income to
  net cash provided by operating activities
    Depreciation and amortization                        812        585        382
    Impairment charge                                                           20
    Accretion of original issue discount                  21         20         19
    Other                                                 16          8         14
Changes in operating assets and liabilities,
  excluding business acquired
    Decrease (increase) in
      Receivables                                         11        (91)        (5)
      Inventories                                        (73)       (17)         2
      Prepaid expenses and other                         (54)        82        (81)
    (Decrease) increase in
      Accounts payable                                   (28)        43        (12)
      Accrued and other liabilities                      178        (16)       (28)
      Customer deposits                                  479        125        142
                                                     -------    -------    -------
        Net cash provided by operating activities      3,216      1,933      1,469
                                                     -------    -------    -------

INVESTING ACTIVITIES
Additions to property and equipment                   (3,586)    (2,516)    (1,986)
Sales of short-term investments                        1,216      3,745      4,598
Purchases of short-term investments                     (772)    (3,803)    (4,637)
Cash acquired from (expended for) the acquisition
  of P&O Princess, net                                              140        (30)
Proceeds from retirement of property and equipment        77         51          4
Other, net                                               (24)       (50)       (10)
                                                     -------    -------    -------
        Net cash used in investing activities         (3,089)    (2,433)    (2,061)
                                                     -------    -------    -------

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt                 843      2,123        232
Principal repayments of long-term debt                  (932)    (1,137)      (190)
Dividends paid                                          (400)      (292)      (246)
Proceeds from short-term borrowings, net                 272         94
Proceeds from exercise of stock options                  142         53          7
Other                                                     (4)       (15)        (1)
                                                     -------    -------    -------
        Net cash (used in) provided by
          financing activities                           (79)       826       (198)
                                                     -------    -------    -------
Effect of exchange rate changes on cash and
  cash equivalents                                       (15)       (23)        (5)
                                                     -------    -------    -------
        Net increase (decrease) in cash and
          cash equivalents                                33        303       (795)
Cash and cash equivalents at beginning of year           610        307      1,102
                                                     -------    -------    -------
Cash and cash equivalents at end of year             $   643    $   610    $   307
                                                     =======    =======    =======

The accompanying notes are an integral part of these consolidated financial statements.

                           CARNIVAL CORPORATION & PLC
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                  (in millions)

                                                                                      Unearned   Accumulated                Total
                                     Compre-                    Additional              stock      other                   share-
                                     hensive  Common  Ordinary    paid-in   Retained   compen-  comprehensive   Treasury   holders'
                                     income   stock    shares     capital   earnings   sation   income (loss)     stock     equity
                                     ------   -----    ------     -------   --------   ------   -------------     -----     ------
Balances at November 30, 2001                  $ 6                $1,805     $5,556     $(12)      $  (37)      $  (727)    $ 6,591
  Comprehensive income
    Net income                       $1,016                                   1,016                                           1,016
    Foreign currency
      translation adjustment             51                                                            51                        51
    Minimum pension liability
      adjustment                         (9)                                                           (9)                       (9)
    Unrealized gains on
      marketable securities, net          3                                                             3                         3
                                     ------
       Total comprehensive income    $1,061
                                     ======

  Cash dividends declared                                                      (246)                                           (246)
  Issuance of stock under stock
    plans                                                             11                  (4)                                     7
  Retirement of treasury stock                                      (727)                                           727
  Amortization of unearned stock
    compensation                                                                           5                                      5
                                               ---      ----      ------     ------    -----       ------         -----      ------
Balances at November 30, 2002                    6                 1,089      6,326      (11)           8                     7,418
  Comprehensive income
    Net income                       $1,194                                   1,194                                           1,194
    Foreign currency
      translation adjustment            162                                                           162                       162
    Unrealized losses on
      marketable securities, net         (1)                                                           (1)                       (1)
    Changes related to cash flow
      derivative hedges, net             (9)                                                           (9)                       (9)
                                     ------
        Total comprehensive income   $1,346
                                     ======

  Cash dividends declared                                                      (329)                                           (329)
  Acquisition of Carnival plc                           $346       6,010                                         (1,058)      5,298
  Issuance of stock under stock
    plans                                                  3          64                 (14)                                    53
  Amortization of unearned stock
    compensation                                                                           7                                      7
                                               ---      ----      ------     ------    -----       ------       -------     -------
Balances at November 30, 2003                    6       349       7,163      7,191      (18)         160        (1,058)     13,793
  Comprehensive income
    Net income                       $1,854                                   1,854                                           1,854
    Foreign currency
      translation adjustment            398                                                           398                       398
    Unrealized loss on
      marketable securities              (1)                                                           (1)                       (1)
    Minimum pension liability
      adjustments                        (3)                                                           (3)                       (3)
    Changes related to cash flow
      derivative hedges, net            (13)                                                          (13)                      (13)
                                     ------
        Total comprehensive income   $2,235
                                     ======

  Cash dividends declared                                                      (422)                                           (422)
  Issuance of stock under stock
    plans                                                  4         148                  (7)                                   145
  Amortization of unearned stock
    compensation                                                                           9                                      9
                                               ---      ----      ------     ------    -----       ------       -------     -------
Balances at November 30, 2004                  $ 6      $353      $7,311     $8,623    $ (16)      $  541       $(1,058)    $15,760
                                               ===      ====      ======     ======    =====       ======       =======     =======

The accompanying notes are an integral part of these consolidated financial statements.

                           CARNIVAL CORPORATION & PLC
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - General

      Description of Business

      Carnival Corporation is incorporated in Panama, and Carnival plc is incorporated in England and Wales. Together with their consolidated subsidiaries they are referred to collectively in these consolidated financial statements and elsewhere in this 2004 Annual Report as "Carnival Corporation & plc," "our," "us," and "we." Our consolidated financial statements only include the results of operations of the former P&O Princess Cruises plc since April 17, 2003.

      On April 17, 2003, Carnival Corporation and Carnival plc (formerly known as P&O Princess Cruises plc or "P&O Princess") completed a dual listed company ("DLC") transaction (the "DLC transaction"), which implemented Carnival Corporation & plc's DLC structure. The DLC transaction combined the businesses of Carnival Corporation and Carnival plc through a number of contracts and through amendments to Carnival Corporation's articles of incorporation and by-laws and to Carnival plc's memorandum of association and articles of association. The two companies have retained their separate legal identities, however, they operate as if they were a single economic enterprise. Each company's shares continue to be publicly traded on the New York Stock Exchange ("NYSE") for Carnival Corporation and the London Stock Exchange for Carnival plc. In addition, Carnival plc American Depository Shares ("ADSs") are traded on the NYSE. See Note 3.

      We are the largest cruise company and one of the largest vacation companies in the world. As of February 7, 2005, a summary of the number of cruise ships we operate, by brand, their passenger capacity and the primary areas in which they are marketed is as follows:

        Cruise                Number        Passenger         Primary
        Brands            of Cruise Ships   Capacity (a)      Market
        ------            ---------------   ------------      ------
Carnival Cruise
  Lines                        20             44,866       North America
Princess Cruises
  ("Princess")                 14             28,332       North America
Costa Cruises ("Costa")        11             18,272       Europe
Holland America Line           12             16,930       North America
P&O Cruises                     4              7,724       United Kingdom
AIDA Cruises ("AIDA")           4              5,378       Germany
Cunard Line ("Cunard")          2              4,410       North America and United Kingdom
P&O Cruises Australia           2              2,686       Australia and New Zealand
Ocean Village                   1              1,578       United Kingdom
Swan Hellenic                   1                678       United Kingdom
Seabourn Cruise Line
  ("Seabourn")                  3                624       North America
Windstar Cruises                3                604       North America
                               --            -------
                               77            132,082
                               ==            =======

(a) In accordance with cruise industry practice, passenger capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or more passengers.

      Preparation of Financial Statements

      The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the amounts reported and disclosed in our financial statements. Actual results could differ from these estimates. Intercompany balances and transactions are eliminated in consolidation.

NOTE 2 - Summary of Significant Accounting Policies

      Basis of Presentation

      We consolidate entities over which we have control (see Note 3), as typically evidenced by a direct ownership interest of greater than 50%. For affiliates where significant influence over financial and operating policies exists, as typically evidenced by a direct ownership interest from 20% to 50%, the investment is accounted for using the equity method.

      Cash and Cash Equivalents and Short-Term Investments

      Cash and cash equivalents include investments with original maturities of three months or less, which are stated at cost. At November 30, 2004 and 2003, cash and cash equivalents included $495 million and $477 million of investments, respectively, primarily comprised of investment grade asset-backed debt obligations, commercial paper and money market funds.

      Substantially all our short-term investments are comprised of investment grade variable rate debt obligations, which are asset-backed and categorized as available-for-sale. Accordingly, our investments in these securities are recorded at cost, which approximates fair value due to their variable interest rates, which typically reset every 28 days. Despite the long-term nature of their stated contractual maturities, we have the ability to quickly liquidate these securities. As a result of the resetting variable rates, we had no cumulative gross unrealized or realized holding gains or losses from these investments. All income generated from these investments was recorded as interest income.

      Inventories

      Inventories consist primarily of provisions, gift shop and art merchandise held for resale, fuel and supplies carried at the lower of cost or market. Cost is determined using the weighted-average or first-in, first-out methods.

      Property and Equipment

      Property and equipment are stated at cost. Depreciation and amortization were computed using the straight-line method over our estimates of average useful lives and residual values, as a percentage of original cost, as follows:

                                                            Residual
                                                             Values           Years
                                                             ------           -----
      Ships                                                    15%              30
      Ship improvements                                     0% or 15%      2 to remaining
                                                                            life of ship
      Buildings and improvements                             0-10%            5-40
      Transportation equipment and other                     0-25%            2-20
      Leasehold improvements, including port facilities                 Shorter of lease term
                                                                        or related asset life

      We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flows. If these estimated undiscounted future cash flows are less than the carrying value of the asset, an impairment charge is recognized for the excess, if any, of the asset's carrying value over its estimated fair value (see Note 4).

      Dry-dock costs primarily represent planned major maintenance activities that are incurred when a ship is taken out of service for scheduled maintenance. These costs are included in prepaid expenses and are amortized to other ship operating expenses using the straight-line method generally over one year.

      Ship improvement costs that we believe add value to our ships are capitalized to the ships, and depreciated over the improvements' estimated useful lives, while costs of repairs and maintenance are charged to expense as incurred. Upon replacement or refurbishment of previously capitalized ship components, these assets' estimated cost and accumulated depreciation are written off.

      We capitalize interest on ships and other capital projects during their construction period.

      Goodwill

      We review our goodwill for impairment annually, or, when events or circumstances dictate, more frequently. All of our goodwill has been allocated to our cruise reporting units. In April 2003, we recorded $2.25 billion of goodwill as a result of our acquisition of Carnival plc (see Note 3). There were no other significant changes to our goodwill carrying amounts since November 30, 2002, other than the changes resulting from using different foreign currency translation rates at each balance sheet date, except as noted below.

      During 2004, we increased the fair values of the P&O Princess publicly traded debt, and correspondingly, goodwill, by $61 million to take into account the extension of Carnival Corporation's guarantee to cover this debt as of the acquisition date. In addition, we reduced the fair value of P&O Princess' trademarks and, correspondingly increased goodwill by $54 million to properly value our acquired trademarks as of the acquisition date. The impact of these changes on our current and prior period financial statements was immaterial.

      Our goodwill impairment reviews consist of a two-step process of first determining the fair value of the reporting unit and comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of our reporting units were determined based on our estimates of comparable market price or discounted future cash flows. If this fair value exceeds the carrying value, which was the case for our reporting units, no further analysis or goodwill write-down is required. If the fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair value. If necessary, goodwill is then written-down to its implied fair value.

      Trademarks

      The cost of developing and maintaining our trademarks have been expensed as incurred. However, pursuant to Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," commencing for acquisitions made after June 2001, we have allocated a portion of the purchase price to the acquiree's identified trademarks. The trademarks that Carnival Corporation recorded as part of the DLC transaction, which are estimated to have an indefinite useful life and, therefore, are not amortizable, are reviewed for impairment annually, or more frequently when events or circumstances indicate that the trademark may be impaired. Our trademarks would be considered impaired if their carrying value exceeds their fair value. See Note 3.

      Derivative Instruments and Hedging Activities

      We utilize derivative and nonderivative financial instruments, such as foreign currency swaps and foreign currency obligations to limit our exposure to fluctuations in foreign currency exchange rates and interest rate swaps to manage our interest rate exposure and to achieve a desired proportion of variable and fixed rate debt (see Notes 6 and 11).

      All derivatives are recorded at fair value, and the changes in fair value must be immediately included in earnings if the derivatives do not qualify as effective hedges. If a derivative is a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged firm commitment. If a derivative is a cash flow hedge, then changes in the fair value of the derivative are recognized as a component of accumulated other comprehensive income ("AOCI") until the underlying hedged item is recognized in earnings. If a derivative or a nonderivative financial instrument is designated as a hedge of a net investment in a foreign operation, then changes in the fair value of the financial instrument are recognized as a component of AOCI to offset the change in the translated value of the net investment being hedged, until the investment is liquidated. We formally document all relationships between hedging instruments and hedged items, as well as our risk management objectives and strategies for undertaking our hedge transactions.

      We classify the fair value of our derivative contracts and the fair value of our offsetting hedged firm commitments as either current or long-term assets and liabilities depending on whether the maturity date of the derivative contract is within or beyond one year from our balance sheet dates. The cash flows from derivatives treated as hedges are classified in our statements of cash flows in the same category as the item being hedged.

      During fiscal 2004, 2003 and 2002, all net changes in the fair value of both our fair value hedges and the offsetting hedged firm commitments and our cash flow hedges were immaterial, as were any ineffective portions of these hedges. No fair value hedges or cash flow hedges were derecognized or discontinued in fiscal 2004, 2003 or 2002, and the amount of estimated cash flow hedges unrealized net losses which are expected to be reclassified to earnings in the next twelve months is approximately $24 million.

      Finally, if any shipyard with which we have contracts to build our ships is unable to perform, we would be required to perform under our foreign currency swaps related to these shipbuilding contracts. Accordingly, based upon the circumstances, we may have to discontinue the accounting for those currency swaps as hedges, if the shipyard cannot perform. However, we believe that the risk of shipyard nonperformance is remote.

      Revenue and Expense Recognition

      Guest cruise deposits represent unearned revenues and are initially recorded as customer deposit liabilities when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities and all associated direct costs of a voyage, generally upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. Future travel discount vouchers issued to guests are typically recorded as a reduction of revenues when such vouchers are utilized. Revenues and expenses from our tour and travel services are recognized at the time the services are performed or expenses are incurred.

      Insurance/Self-Insurance

      We use a combination of insurance and self-insurance for a number of risks including claims related to crew and passengers, hull and machinery, workers' compensation and general liability. Liabilities associated with these risks, including estimates for crew and passenger claims, are estimated based on, among other things, historical claims experience, severity factors and other actuarial assumptions. Our expected loss accruals are based on estimates, and while we believe the amounts accrued are adequate, the ultimate loss may differ from the amounts provided.

      Advertising Costs

      Substantially all our advertising costs are charged to expense as incurred except costs which result in tangible assets, such as brochures, which are recorded as prepaid expenses and charged to expense as consumed. Media production costs are also recorded as prepaid expenses and charged to expense upon the first airing of the advertisement. Advertising expenses totaled $425 million, $334 million and $208 million in fiscal 2004, 2003 and 2002, respectively. At November 30, 2004 and 2003, the amount of advertising costs included in prepaid expenses was not material.

      Foreign Currency Translations and Transactions

      For our foreign subsidiaries and affiliates using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Revenues and expenses of these foreign subsidiaries and affiliates are translated at weighted-average exchange rates for the period. Equity is translated at historical rates and the resulting cumulative foreign currency translation adjustments resulting from this process are included as a component of AOCI. Therefore, the U.S. dollar value of these items in our financial statements fluctuates from period to period, depending on the value of the dollar against these functional currencies.

      Exchange gains and losses arising from the remeasurement of transactions and monetary assets and liabilities denominated in a currency other than the functional currency of the entity involved are immediately included in our earnings, unless such liabilities have been designated to act as a hedge of a net investment in a foreign operation.

      Earnings Per Share

      Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock and ordinary shares outstanding during each period. Diluted earnings per share is computed by dividing adjusted net income by the weighted-average number of shares of common stock and ordinary shares, common stock equivalents and other potentially dilutive securities outstanding during each period.

      During the fourth quarter of 2004, we elected to early adopt Emerging Issues Task Force ("EITF") No. 04-08, "Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings Per Share." This statement requires all shares that are issuable under our outstanding convertible notes that have contingent share conversion features to be considered outstanding for our diluted earnings per share computations, if dilutive, using the "if converted" method of accounting from the date of issuance. In prior periods, these shares were only included in our diluted earnings per share computations if Carnival Corporation's common stock price had reached certain conversion trigger prices. As required by EITF No. 04-08, we have retroactively restated our 2003 and 2002 diluted earnings per share amounts. Our previously reported diluted earnings per share for 2003 and 2002 were $1.66 and $1.73, respectively.

      Stock-Based Compensation

      Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," as amended, we elected to use the intrinsic value method of accounting for our employee and director stock-based compensation awards instead of the fair value method. Accordingly, we have not recognized compensation expense for our noncompensatory employee and director stock option awards. Our adjusted net income and adjusted earnings per share, had we elected to adopt the fair value approach of SFAS No. 123, which charges earnings for the estimated fair value of stock options, would have been as follows (in millions, except per share amounts):

                                                  Years ended November 30,
                                               2004         2003         2002
                                               ----         ----         ----

Net income, as reported                       $1,854       $1,194       1,016
Stock-based compensation
  expense included in
  net income, as reported                         11            7           5
Total stock-based compensation
  expense determined under
  the fair value-based
  method for all awards                          (66)(a)      (36)        (30)
                                              ------       ------      ------
Adjusted net income for basic
  earnings per share                           1,799        1,165         991
Interest on dilutive convertible notes            49           43          35
                                              ------       ------      ------
Adjusted net income for diluted
  earnings per share                          $1,848       $1,208      $1,026
                                              ======       ======      ======

Earnings per share
  Basic
    As reported                               $ 2.31       $ 1.66      $ 1.73
                                              ======       ======      ======
    Adjusted                                  $ 2.24       $ 1.62      $ 1.69
                                              ======       ======      ======

  Diluted(b)
    As reported                               $ 2.24       $ 1.63      $ 1.69
                                              ======       ======      ======
    Adjusted                                  $ 2.18       $ 1.60      $ 1.66
                                              ======       ======      ======

(a) During fiscal 2004, we completed a corporate reorganization. As a result of that reorganization, 1.6 million unvested options held by employees vested immediately and their termination dates were accelerated to 2004. This vesting occurred either in accordance with the terms of the option plan or to avoid having these employees and Carnival Corporation incur unduly burdensome taxes upon the exercise of such options at a later date. As a result of this accelerated vesting, we included an additional $19 million of stock-based compensation expense determined under the fair value based method in the adjusted 2004 net income.

(b) The 2003 and 2002 diluted earnings per share amounts have been restated as a result of early adoption of EITF No. 04-08 and we have reduced previously reported diluted earnings per share amounts by $0.03 and $0.04, respectively.

      As recommended by SFAS No. 123, the fair value of options were estimated using the

Black-Scholes option-pricing model. The Black-Scholes weighted-average assumptions were as follows:

                                                  Years ended November 30,
                                               ------------------------------
                                               2004         2003         2002
                                               ----         ----         ----

Fair value of options at the
  dates of grant                              $15.87       $13.33      $12.16
                                              ======       ======      ======
Risk free interest rates                         3.4%         3.5%        4.3%
                                              ======       ======      ======
Dividend yields                                 1.36%        1.30%       1.23%
                                              ======       ======      ======
Expected volatility                             35.0%        48.7%       48.0%
                                              ======       ======      ======
Expected option life (in years)                 5.75            6           6
                                              ======       ======      ======

      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting or trading restrictions and are fully transferable. In addition, option-pricing models require the input of subjective assumptions, including expected stock price volatility. Because our options have characteristics different from those of traded options, the existing models do not necessarily provide a reliable single measure of the fair value of our options.

      In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), "Share-Based Payment Statement 123(R)," which will require us to recognize compensation costs in our financial statements in an amount equal to the fair value of share-based payments granted to employees and directors. This statement is effective for us in the fourth quarter of fiscal 2005. We have not yet determined which of the alternative transition methods we will use upon adoption of this new statement. However, based on preliminary estimates, if we were to elect to adopt this statement with retroactive effect to December 1, 2004, our additional 2005 share-based compensation expense would be approximately $60 million.

      Concentrations of Credit Risk

      As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including counterparty nonperformance under derivative instruments, contingent obligations and new ship progress payment guarantees, is considered minimal, as we primarily conduct business with large, well-established financial institutions who have long-term credit ratings of A or above and we seek to diversify our counterparties. In addition, we have established guidelines regarding credit ratings and investment maturities that we follow to maintain safety and liquidity. We do not anticipate nonperformance by any of our significant counterparties.

      We also monitor the creditworthiness of our customers to which we grant credit terms in the normal course of our business. Concentrations of credit risk associated with these receivables are considered minimal primarily due to their short maturities and large number of accounts within our customer base. We have experienced only minimal credit losses on our trade receivables. We do not normally require collateral or other security to support normal credit sales. However, we do normally require collateral and/or guarantees to support notes receivable on significant asset sales and new ship progress payments to shipyards.

      Reclassifications

      Reclassifications have been made to prior year amounts to conform to the current year presentation, including reclassifying $460 million of variable rate debt obligations from their previously reported classification as cash equivalents to short-term investments at November 30, 2003. We have also made corresponding adjustments to our Consolidated Statements of Cash Flows for fiscal 2003 and 2002, to reflect the gross purchases and sales of these variable rate securities as investing activities rather than as a component of cash and cash equivalents. We reclassified our previously reported cash and cash equivalents at November 30, 2002 and 2001 by $360 million and $319 million, respectively. These changes in classification do not affect previously reported cash flows from operations or financing activities in our Consolidated Statements of Cash Flows.

NOTE 3 - DLC Transaction

      The contracts governing the DLC structure provide that Carnival Corporation and Carnival plc each continue to have separate boards of directors, but the boards and senior executive management of both companies are identical. The amendments to the constituent documents of each of the companies also provide that, on most matters, the holders of the common equity of both companies effectively vote as a single body. On specified matters where the interests of Carnival Corporation's shareholders may differ from the interests of Carnival plc's shareholders (a "class rights action"), each shareholder body will vote separately as a class, such as transactions primarily designed to amend or unwind the DLC structure. Generally, no class rights action will be implemented unless approved by both shareholder bodies.

      Upon the closing of the DLC transaction, Carnival Corporation and Carnival plc also executed the Equalization and Governance Agreement, which provides for the equalization of dividends and liquidation distributions based on an equalization ratio and contains provisions relating to the governance of the DLC structure. Because the current equalization ratio is 1 to 1, one Carnival plc ordinary share is entitled to the same distributions, subject to the terms of the Equalization and Governance Agreement, as one share of Carnival Corporation common stock. In a liquidation of either company or both companies, if the hypothetical potential per share liquidation distributions to each company's shareholders are not equivalent, taking into account the relative value of the two companies' assets and the indebtedness of each company, to the extent that one company has greater net assets so that any liquidation distribution to its shareholders would not be equivalent on a per share basis, the company with the ability to make a higher net distribution is required to make a payment to the other company to equalize the possible net distribution to shareholders, subject to certain exceptions.

      At the closing of the DLC transaction, Carnival Corporation and Carnival plc also executed deeds of guarantee. Under the terms of Carnival Corporation's deed of guarantee, Carnival Corporation has agreed to guarantee all indebtedness and certain other monetary obligations of Carnival plc that are incurred under agreements entered into on or after the closing date of the DLC transaction. The terms of Carnival plc's deed of guarantee are identical to those of Carnival Corporation's. In addition, Carnival Corporation and Carnival plc have each extended their respective deeds of guarantee to the other's pre-DLC indebtedness and other monetary obligations, thus effectively cross guaranteeing all Carnival Corporation and Carnival plc indebtedness and other monetary obligations. Each deed of guarantee provides that the creditors to whom the obligations are owed are intended third party beneficiaries of such deed of guarantee.

      The deeds of guarantee are governed and construed in accordance with the laws of the Isle of Man. Subject to the terms of the guarantees, the holders of indebtedness and other obligations that are subject to the guarantees will have recourse to both Carnival plc and Carnival Corporation though a Carnival plc creditor must first make written demand on Carnival plc and a Carnival Corporation creditor on Carnival Corporation. Once the written demand is made by letter or other form of notice, the holders of indebtedness or other obligations may immediately commence an action against the relevant guarantor. There is no requirement under the deeds of guarantee to obtain a judgment, take other enforcement actions or wait any period of time prior to taking steps against the relevant guarantor. All actions or proceedings arising out of or in connection with the deeds of guarantee must be exclusively brought in courts in England.

      Under the terms of the DLC transaction documents, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans or investments in each other and otherwise enter into intercompany transactions. The companies have entered into some of these types of transactions and expect to enter into additional transactions in the future to take advantage of the flexibility provided by the DLC structure and to operate both companies as a single unified economic enterprise in the most effective manner. In addition, under the terms of the Equalization and Governance Agreement and the deeds of guarantee, the cash flow and assets of one company are required to be used to pay the obligations of the other company, if necessary.

      Given the DLC structure as described above, we believe that providing separate financial statements for each of Carnival Corporation and Carnival plc would not present a true and fair view of the economic realities of their operations. Accordingly, separate financial statements for both Carnival Corporation and Carnival plc have not been presented.

      Simultaneously with the completion of the DLC transaction, a partial share offer ("PSO") for 20% of Carnival plc's shares was made and accepted, which enabled 20% of Carnival plc shares to be exchanged for 41.7 million Carnival Corporation shares. The 41.7 million shares of Carnival plc held by Carnival Corporation as a result of the PSO, which cost $1.05 billion, are being accounted for as treasury stock in the accompanying balance sheets. The holders of Carnival Corporation shares, including the new shareholders who exchanged their

Carnival plc shares for Carnival Corporation shares under the PSO, now own an economic interest equal to approximately 79%, and holders of Carnival plc shares now own an economic interest equal to approximately 21%, of Carnival Corporation & plc.

      The management of Carnival Corporation and Carnival plc ultimately agreed to enter into the DLC transaction because, among other things, the creation of Carnival Corporation & plc would result in a company with complementary well-known brands operating globally with enhanced growth opportunities, benefits of sharing best practices and generating cost savings, increased financial flexibility and access to capital markets and a DLC structure, which allows for continued participation in an investment in the global cruise industry by Carnival plc's shareholders who wish to continue to hold shares in a UK-listed company.

      Carnival plc was the third largest cruise company in the world and operated many well-known global brands with leading positions in the U.S., UK, Germany and Australia. The combination of Carnival Corporation with Carnival plc under the DLC structure has been accounted for under U.S. generally accepted accounting principles ("GAAP") as an acquisition of Carnival plc by Carnival Corporation pursuant to SFAS No. 141. The purchase price of $25.31 per share was based upon the average of the quoted closing market price of Carnival Corporation's shares beginning two days before and ending two days after January 8, 2003, the date the Carnival plc board agreed to enter into the DLC transaction. The number of additional shares effectively issued in the combined entity for purchase accounting purposes was 209.6 million. In addition, Carnival Corporation incurred $60 million of direct acquisition costs, which have been included in the purchase price. The aggregate purchase price of $5.36 billion, computed as described above, was allocated to the assets and liabilities of Carnival plc as follows (in millions):

Ships                                                           $4,669
Ships under construction                                           233
Other tangible assets                                              866
Goodwill                                                         2,387
Trademarks(a)                                                    1,237
Debt                                                            (2,939)
Other liabilities                                               (1,095)
                                                                ------
                                                                $5,358
                                                                ======

(a) Trademarks are non-amortizable and represent the Princess, P&O Cruises, P&O Cruises Australia and AIDA trademarks' estimated fair values.

      The information presented below gives pro forma effect to the DLC transaction between Carnival Corporation and Carnival plc. Management has prepared the pro forma information based upon the companies' reported financial information and, accordingly, the pro forma information should be read in conjunction with the companies' financial statements.

      As noted above, the DLC transaction has been accounted for as an acquisition of Carnival plc by Carnival Corporation, using the purchase method of accounting. Carnival plc's accounting policies have been conformed to Carnival Corporation's policies. Carnival plc's reporting period has been changed to Carnival Corporation's reporting period, and the pro forma information presented below covers the same periods of time for both companies.

      The following pro forma information has been prepared assuming the DLC transaction had occurred on December 1, 2002 and 2001, respectively, rather than April 17, 2003, and has not been adjusted to reflect any net transaction benefits. In addition, the pro forma information does not purport to represent what the results of operations actually could have been if the DLC transaction had occurred on December 1, 2002 and 2001 or what those results will be for any future periods (in millions, except earnings per share).

                                              Years ended November 30,
                                              -----------------------
                                              2003               2002
                                              ----               ----

Pro forma revenues                           $7,596            $6,768
                                             ======            ======
Pro forma net income (a)-(d)                 $1,159            $1,271
                                             ======            ======

Pro forma earnings per share
  Basic                                       $1.46             $1.60
                                              =====             =====
  Diluted(e)                                  $1.43             $1.57
                                              =====             =====

Pro forma weighted-average
  shares outstanding
    Basic                                       797               795
                                              =====             =====
    Diluted(e)                                  840               833
                                              =====             =====

(a) In accordance with SFAS No. 141, pro forma net income was reduced by $51 million in 2003 and $103 million in 2002 for Carnival plc's nonrecurring costs related to its terminated Royal Caribbean International Ltd. transaction and the completion of the DLC transaction with Carnival Corporation, which were expensed by Carnival plc prior to April 17, 2003.

(b) As a result of the reduction in depreciation expense due to the revaluation of Carnival plc's ships carrying values, pro forma net income has been increased by $16 million in 2003 and $14 million in 2002.

(c) The 2003 pro forma net income included a $13 million nonrecurring expense related to a DLC litigation matter and $19 million of income related to the receipt of nonrecurring net insurance proceeds.

(d) The 2002 pro forma net income included a $51 million nonrecurring income tax benefit related to an Italian incentive tax law, which allowed Costa to receive an income tax benefit for contractual expenditures during 2002 incurred on the construction of a new ship.

(e) The 2003 and 2002 diluted earnings per share and outstanding diluted shares have been restated, and we have reduced previously reported diluted earnings per share amounts by $0.02 each year as a result of the early adoption of EITF No. 04-08.

NOTE 4 - Property and Equipment

      Property and equipment consisted of the following (in millions):

                                                        November 30,
                                                   --------------------
                                                   2004            2003
                                                   ----            ----

Ships                                             $22,572         $18,134
Ships under construction                              429             886
                                                  -------         -------
                                                   23,001          19,020
Land, buildings and improvements,
  and port facilities                                 555             504
Transportation equipment and other                    628             549
                                                  -------         -------
Total property and equipment                       24,184          20,073
Less accumulated depreciation and amortization     (3,361)         (2,551)
                                                  -------         -------
                                                  $20,823         $17,522
                                                  =======         =======

      Capitalized interest, primarily on our ships under construction, amounted to $26 million, $49 million and $39 million in fiscal 2004, 2003 and 2002, respectively. Amounts related to ships under construction include progress payments for the construction of the ship, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. At November 30, 2004, nine ships with an aggregate net book value of $2.92 billion were pledged as collateral pursuant to mortgages related to $1.68 billion of debt and a $476 million contingent obligation (see Notes 6 and 7).

      Maintenance and repair expenses and dry-dock amortization were $353 million, $256 million and $178 million in fiscal 2004, 2003 and 2002, respectively.

      In fiscal 2002 we reduced the carrying value of one of our ships by recording an impairment charge of $20 million based on negotiations with unrelated third parties and other available evidence.

NOTE 5 - Variable Interest Entity

      In accordance with Financial Accounting Standards Board Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," we have determined that we are carrying a loan, initially made in April 2001, to a ship repair facility that is a variable interest entity ("VIE"). Although we use this facility for some of our ship repair work, we are not a "primary beneficiary" and, accordingly, this entity is not consolidated in our financial statements. At November 30, 2004 and 2003, our loan to this VIE, which is also our maximum exposure to loss, was $41 million.

NOTE 6 - Debt

      Short-Term Borrowings

      Short-term borrowings consisted of U.S. dollar and euro variable rate, unsecured notes due to banks, bearing a weighted-average interest rate of 2.4% and 1.3% at November 30, 2004 and 2003, respectively.

      Long-Term Debt

      Long-term debt consisted of the following (in millions):

                                                                   November 30,
                                                              --------------------
                                                              2004(a)         2003(a)
                                                              ----            ----
Secured
Floating rate notes, collateralized by four ships,
  bearing interest from libor plus 1.13% to libor
  plus 1.29% (3.0% to 3.6% at November 30, 2004) and
  libor plus 1.25% to libor plus 1.29% (2.24% and 2.33%
  at November 30, 2003), due through 2015 (b)                $  904           $  631
Euro floating rate note, collateralized by one ship,
  bearing interest at euribor plus 0.5% (2.75%
  at November 30, 2004 and 2003), due through 2008              101              115
Fixed rate notes, collateralized by two ships, bearing
  interest at 5.4% and 5.5%, due through 2016 (b)               381
Euro fixed rate note, collateralized by one ship,
  bearing interest at 4.74%, due through 2012                   183              182
Capitalized lease obligations, collateralized by
  two ships, implicit interest at 3.66%, due
  through 2005                                                  110              115
Other                                                             3                3
                                                              -----            -----
  Total Secured                                               1,682            1,046
                                                              -----            -----

Unsecured
Fixed rate notes, bearing interest at 3.75% to 7.2%
  and 3.75% to 7.7% at November 30, 2004 and 2003,
  respectively, due through 2028                              2,039            2,123
Euro floating rate notes, bearing interest at
  euribor plus 0.25% to euribor plus 1.29%
  (2.4% to 3.5% and 2.4% to 3.9% at November 30,
  2004 and 2003, respectively), due through 2008              1,265            1,129
Euro revolving credit facilities, bearing interest
  at euribor plus 0.50% and eurolibor plus 0.98%
  (2.6% and 3.2% at November 30, 2003)(c)                                        300
Sterling fixed rate notes, bearing interest at 5.63%,
  due in 2012                                                   415              355
Euro fixed rate notes, bearing interest at 5.57%,
  due in 2006                                                   399              353
Floating rate note, bearing interest at libor plus
  1.33% (2.45% at November 30, 2003)(d)                                          244
Other                                                            36               44
Convertible notes, bearing interest at 2%, due in
  2021, with first put option in 2005                           600              600
Zero-coupon convertible notes, net of discount,
  with a face value of $1.05 billion, due in 2021,
  with first put option in 2006                                 561              541
Convertible notes, bearing interest at 1.75%, net of
  discount, with a face value of $889 million, due in
  2033, with first put option in 2008                           575              575
                                                             ------           ------


  Total Unsecured                                             5,890            6,264
                                                             ------           ------
                                                              7,572            7,310
Less portion due within one year                             (1,281)            (392)
                                                             ------           ------
                                                             $6,291           $6,918
                                                             ======           ======

(a) All borrowings are in U.S. dollars unless otherwise noted. Euro and sterling denominated notes have been translated to U.S. dollars at the period-end exchange rates. At November 30, 2004 and 2003, 59%, 31% and 10% of our debt was U.S. dollar, euro and sterling denominated, respectively, including the effect of foreign currency swaps. In addition, at November 30, 2004, 68% of the interest cost on our long-term debt was fixed (60% at November 30, 2003) and 32% was variable (40% at November 30, 2003), including the effect of our interest rate swaps. The deeds of guarantee between Carnival Corporation and Carnival plc, or alternatively standalone guarantees in lieu of utilization of these deeds of guarantee, effectively provide for the cross guaranteeing of all Carnival Corporation and Carnival plc indebtedness and other monetary obligations (see Note 3).

(b) In February and May 2004, we borrowed an aggregate of $739 million to finance a portion of the Diamond Princess and Sapphire Princess purchase prices, pursuant to committed financing arrangements. These loans have both a fixed and variable interest rate component, mature through May 2016, and had a weighted-average interest rate of 4.4% at November 30, 2004.

(c) In March 2004, Carnival plc repaid, prior to its maturity date, the outstanding amounts under one of its subsidiary's $710 million revolving credit facilities, which facilities were then terminated prior to their September 2005 maturity dates.

(d) In March 2004, we extinguished $237 million of unsecured debt before its July 2008 maturity date.

      Convertible Notes

      Carnival Corporation's 2% convertible notes ("2% Notes"), its zero-coupon convertible notes ("Zero-Coupon Notes") and its 1.75% convertible notes ("1.75% Notes") are convertible into 15.3 million shares, 17.4 million shares and a maximum of 20.9 million shares (10.8 million shares during fiscal 2004), respectively, of Carnival Corporation common stock.

      The 2% Notes are convertible at a conversion price of $39.14 per share, subject to adjustment, during any fiscal quarter for which the closing price of the Carnival Corporation common stock is greater than $43.05 per share for a defined duration of time in the preceding fiscal quarter. The conditions for conversion of the 2% Notes were satisfied throughout fiscal 2004 and, accordingly, the 2% Notes were convertible into Carnival Corporation common stock commencing with the second quarter of fiscal 2004. A nominal amount of 2% Notes were converted in fiscal 2004.

      At November 30, 2004, the 2% Notes were classified as a current liability, since we may be required to redeem the notes at the option of the holders on April 15, 2005 at their face value plus any unpaid accrued interest. If the noteholders do not exercise this option, then we will change the classification of the 2% Notes to long-term debt, as the next optional redemption date does not occur until April 15, 2008. We do not currently expect these noteholders to exercise their put options, as the current market value of the 2% Notes is greater than the redemption price.

      The Zero-Coupon Notes have a 3.75% yield to maturity and are convertible during any fiscal quarter for which the closing price of the Carnival Corporation common stock is greater than a specified trigger price for a defined duration of time in the preceding fiscal quarter. The trigger price commenced at a low of $31.94 per share for the first quarter of fiscal 2002 and increases at an annual rate of 3.75% thereafter, until maturity. Since the third quarter of 2003, the Zero-Coupon Notes have been convertible into Carnival Corporation common stock for the quarter following that quarter in which it was convertible as a result of Carnival Corporation's common stock achieving its target conversion trigger price per share, which ranged from $33.77 for the 2003 third quarter to $35.38 for the 2004 fourth quarter, for the requisite periods of time. No Zero Coupon Notes were converted in fiscal 2003 or 2004.

      The 1.75% Notes, which were issued in April 2003, are convertible at a conversion price of $53.11 per share, subject to adjustment, during any fiscal quarter for which the closing price of the Carnival Corporation common stock is greater than a specified trigger price for a defined duration of time in the preceding fiscal quarter. During the fiscal quarters ending from August 31, 2003 through April 29, 2008, the trigger price will be $63.73 per share. Thereafter, this conversion trigger price increases each quarter based on an annual rate of 1.75%, until maturity. In addition, holders may also surrender the 1.75% Notes for conversion if they have been called for redemption or for other specified occurrences, including the credit rating assigned to the 1.75% Notes being Baa3 or lower by Moody's Investors Service and BBB- or lower by Standard & Poor's Rating Services, as well as certain corporate transactions. The conditions for conversion of the 1.75% Notes have not been met since their issuance. The 1.75% Notes interest is payable in cash semi-annually in arrears, commencing October 29, 2003 through April 29, 2008. Effective April 30, 2008, the 1.75% Notes no longer require a cash interest payment, but interest will accrete at a 1.75% yield to maturity.

      Subsequent to April 29, 2008 and October 23, 2008, we may redeem all or a portion of the 1.75% Notes and Zero-Coupon Notes, respectively, at their accreted values and subsequent to April 14, 2008, we may redeem all or a portion of our 2% Notes at their face value plus any unpaid accrued interest, subject to the noteholders' right to convert.

      In addition, on April 29 of 2008, 2013, 2018, 2023 and 2028 the 1.75%
noteholders, on April 15 of 2005, 2008 and 2011 the 2% noteholders and on October 24 of 2006, 2008, 2011 and 2016 the Zero-Coupon noteholders may require us to repurchase all or a portion of the outstanding 1.75% Notes and Zero-Coupon Notes at their accreted values and the 2% Notes at their face value plus any unpaid accrued interest.

      Upon conversion, redemption or repurchase of the 1.75% Notes, the 2% Notes and the Zero-Coupon Notes, we may choose to deliver Carnival Corporation common stock, cash or a combination of cash and common stock with a total value equal to the value of the consideration otherwise deliverable.

      Revolving Credit Facilities

      Costa has a 257.5 million euro ($342 million U.S. dollars at the November 30, 2004 exchange rate) unsecured euro revolving credit facility, which expires in May 2006. At November 30, 2004, this entire facility was available.

      In March 2004, Carnival plc entered into a 600 million euro ($798 million U.S. dollar at the November 30, 2004 exchange rate) unsecured 364-day multi-currency revolving credit facility, which currently bears interest at eurolibor plus 30 basis points ("BPS"). This interest rate spread over the base rate will vary based on changes to Carnival plc's senior unsecured credit rating. This facility also has a nine BPS commitment fee on the undrawn portion and expires in March 2005, but provides Carnival plc with the option to extend the repayment date of the then existing outstanding borrowings to June 2006. At November 30, 2004, this entire facility was available. In 2004, Carnival plc established U.S. dollar and multi-currency commercial paper programs, which are supported by this 600 million euro revolving credit facility and, accordingly, any amounts outstanding under these commercial paper programs, none at November 30, 2004, will reduce the aggregate amount available under the facility.

      Carnival Corporation's $1.4 billion unsecured multi-currency revolving credit facility matures in June 2006. This facility currently bears interest at USD Libor plus 20 BPS, which interest rate spread over the base rate will vary based on changes to Carnival Corporation's senior unsecured debt ratings, and provides for an undrawn facility fee of ten BPS. Carnival Corporation's U.S. dollar commercial paper program is supported by this revolving credit facility and, accordingly, any amounts outstanding under its commercial paper program, none at November 30, 2004 and 2003, effectively reduce the aggregate amount available under this facility. At November 30, 2004, the entire facility was available.

      These $1.4 billion and 600 million euro facilities and other of our loan and derivative agreements, contain covenants that require us, among other things, to maintain a minimum debt service coverage, minimum shareholders' equity and limits our debt to capital and debt to equity ratios, and the amounts of our secured assets and secured indebtedness. In addition, if our business suffers a material adverse change or if other events of default under our loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables could become due and the underlying facilities could be terminated. At November 30, 2004, we were in compliance with all of our debt covenants.

      At November 30, 2004, the scheduled annual maturities of our long-term debt was as follows (in millions):

           Fiscal
           ------

           2005                                $1,281 (a)
           2006                                 1,686 (a)
           2007                                 1,058
           2008                                 1,435 (a)
           2009                                   141
           Thereafter                           1,971
                                               ------
                                               $7,572
                                               ======

(a) Includes $600 million of Carnival Corporation's 2% Notes in 2005, $561 million of its Zero-Coupon Notes in 2006, and $575 million of its 1.75% Notes in 2008, based in each case on the date of the noteholders' first put option.

      Debt issuance costs are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the notes or the noteholders first put option date, whichever is earlier. In addition, all loan issue discounts are amortized to interest expense using the effective interest rate method over the term of the notes.

NOTE 7 - Commitments

      Ship Commitments

      A description of our ships under contract for construction at November 30, 2004 was as follows (in millions, except passenger capacity):

                                Expected
                                Service     Passenger               Estimated Total Cost(b)
Brand and Ship                  Date(a)     Capacity           Euros       Sterling        USD
--------------                  ----        --------           ---------------------------------
USD Commitments

Carnival Cruise Lines
Carnival Valor(c)               12/04         2,974                                       $  520
Carnival Liberty                 7/05         2,974                                          460
Carnival Freedom                 3/07         2,974                                          500
                                             ------                                       ------
  Total Carnival Cruise Lines                 8,922                                        1,480
                                             ------                                       ------

Princess
Crown Princess                   6/06         3,110                                          500
Newbuild                         4/07         3,100                                          525
                                             ------                                       ------
  Total Princess                              6,210                                        1,025
                                             ------                                       ------

Holland America Line
Noordam(c)                       2/06         1,848                                          405
                                             ------                                       ------

Total USD Commitments                        16,980                                        2,910
                                             ------                                       ------

Euro Commitments

AIDA
Newbuild(d)                      5/07         2,030          (euro)315
Newbuild(d)                      5/09         2,030                315
                                             ------             ------
   Total AIDA                                 4,060                630
                                             ------             ------

Costa
Costa Concordia(d)               7/06         3,004                 450
                                             ------              ------

Cunard
Queen Victoria(c)               12/07         1,982                 340                       95
                                             ------               -----                   ------

Unassigned Contracts
Newbuild(e)                      4/08         3,100                 490
Newbuild(e)                      6/08         3,000                 485
                                             ------              ------
  Total Unassigned Contracts                  6,100                 975
                                             ------              ------

Total Euro Commitments                       15,146         (euro)2,395
                                             ------         ===========

Total Euro Commitments converted to USD(f)                                                 3,190

Sterling Commitment

P&O Cruises
Arcadia(c)                       4/05         1,968                       (pound)238
                                             ------                       ----------

Total Sterling Commitment                     1,968                       (pound)238
                                             ------                       ==========

Total Sterling Commitment converted to USD(f)                                                455
                                                                                          ------

Grand Total                                  34,094
                                             ======
Grand Total in USD                                                                        $6,650
                                                                                          ======


(a) The expected service date is the month in which the ship is currently expected to begin its first revenue generating cruise.

(b) Estimated total cost of the completed ship includes the contract price with the shipyard, design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. All of our ship construction contracts are with the Fincantieri shipyards in Italy, except for AIDA's which are with the Meyer Werft shipyard in Germany.

(c) These construction contracts are denominated in euros, except for $95 million of the Queen Victoria costs, which are denominated in USD. The euro denominated amounts, except for the Queen Victoria, have been fixed into U.S. dollars or sterling by utilizing foreign currency swaps.

(d) These construction contracts are denominated in euros, which is the functional currency of the cruise line which will operate the ship and, therefore, we have not entered into foreign currency swaps to hedge these commitments.

(e) We have not yet determined which of our North American or European brands will be assigned these contracts. The brand assignments are expected to be made by September 30, 2005.

(f) The estimated total costs of all contracts denominated in euros and sterling have been translated into U.S. dollars using the November 30, 2004 exchange rate.

      In connection with our cruise ships under contract for construction, we have paid $429 million through November 30, 2004 and anticipate paying the remaining estimated total costs as follows: $1.54 billion, $1.40 billion, $1.33 billion, $1.60 billion and $357 million in fiscal 2005 through 2009, respectively.

      Subsequent to November 30, 2004, Costa entered into a ship construction contract with Fincantieri for a 3,000 passenger ship, which has an estimated all-in cost of 475 million euros, and is expected to enter service in June 2007.

      Operating Leases

      Rent expense under our operating leases, primarily for office and warehouse space, was $50 million, $48 million and $15 million in fiscal 2004, 2003 and 2002, respectively. At November 30, 2004, minimum annual rentals for our operating leases, with initial or remaining terms in excess of one year, were as follows (in millions): $51, $37, $25, $21, $18 and $79 in fiscal 2005 through 2009 and thereafter, respectively.

      Port Facilities and Other

      At November 30, 2004, we had commitments through 2052, with initial or remaining terms in excess of one year, to pay minimum amounts for our annual usage of port facilities and other contractual commitments as follows (in millions): $135, $92, $73, $72, $66 and $368 in fiscal 2005 through 2009 and thereafter, respectively.

NOTE 8 - Contingencies

      Litigation

      In 2002, two actions (collectively, the "Facsimile Complaints") were filed against Carnival Corporation on behalf of purported classes of persons who received unsolicited advertisements via facsimile, alleging that Carnival Corporation and other defendants distributed unsolicited advertisements via facsimile in contravention of the U.S. Telephone Consumer Protection Act. The plaintiffs seek to enjoin the sending of unsolicited facsimile advertisements and statutory damages. The advertisements referred to in the Facsimile Complaints that reference a Carnival Cruise Line product were not sent by Carnival Corporation, but rather were distributed by a professional faxing company at the behest of travel agencies. We do not advertise directly to the traveling public through the use of facsimile transmission. The ultimate outcomes of the Facsimile Complaints cannot be determined at this time. We believe that we have meritorious defenses to these claims and, accordingly, we intend to vigorously defend against these actions.

      In February 2001, Holland America Line-USA, Inc. ("HAL-USA"), our wholly-owned subsidiary, received a grand jury subpoena requesting that it produce documents and records relating to the air emissions from Holland America Line ships in Alaska. HAL-USA responded to the subpoena. The ultimate outcome of this matter cannot be determined at this time.

      In August 2002, Holland America Line's Ryndam discharged wastewater from the ship while in Juneau, Alaska. In December 2004, a plea agreement between HAL Maritime Ltd. ("HAL Maritime"), a wholly-owned subsidiary, and the U.S. government was entered in which HAL Maritime pled guilty to a single misdemeanor. Pursuant to the plea agreement, HAL Maritime paid a $0.2 million criminal fine, a $0.5 million community service payment, and agreed to expend $1.3 million toward the implementation of a Focused Environmental Compliance Plan. The agreement also provides for a three-year probationary term, with the ability to request early termination of probation after two years. HAL Maritime also paid a civil fine of $65,000 to the State of Alaska as a result of the same event.

      In March 2004, Holland America Line notified the United States and Netherlands governmental authorities that one of its chief engineers had admitted to improperly processing bilge water on the Noordam. A subsequent internal investigation has determined that the improper operation may have begun in January 2004 and may have continued sporadically through March 4, 2004. Holland America Line and three shipboard engineers have received grand jury subpoenas from the Office of the U.S. Attorney in Tampa, Florida. If the government investigations result in charges being filed, a judgment could include, among other forms of relief, fines and debarment from federal contracting, which would prohibit operations in Glacier Bay National Park and Preserve ("Glacier Bay") during the period of debarment. The ultimate outcome of this matter cannot be determined at this time.

      In August 2004, Holland America Line was notified by the National Park Service ("NPS") that the Volendam and Statendam may have violated opacity standards while operating in Glacier Bay. In November 2004, NPS notified Holland America Line in separate letters that a Violation of Record would be entered in the permanent park files for each ship. Holland America Line intends to vigorously oppose the decision in each case. The ultimate outcome of these matters cannot be determined at this time. However, if the Violations of Record are not reversed and either ship receives a second such violation within three years, that ship may be barred from entry into Glacier Bay.

      If Holland America Line were to lose its Glacier Bay permits as a result of the Ryndam plea or the Noordam investigations, or if the Statendam or Volendam were prohibited from entering Glacier Bay, we would not expect the impact on our financial statements to be material to us since we believe there are additional attractive alternative destinations in Alaska and elsewhere that can be substituted for Glacier Bay.

      Costa has instituted arbitration proceedings in Italy to confirm the validity of its decision not to deliver its ship, the Costa Classica, to the shipyard of Cammell Laird Holdings PLC ("Cammell Laird") under a 79 million euro denominated contract for the conversion and lengthening of the ship in November 2000. Costa has also given notice of termination of the contract. In October 2004 the arbitration tribunal decided to increase the scope of work of the technical experts by introducing new demands for reply in the experts' report. It is expected that the arbitration tribunal's decision will be made in the second half of 2005 at the earliest. In the event that an award is given in favor of Cammell Laird, the amount of damages, which Costa would have to pay, if any, is not currently determinable. The ultimate outcome of this matter cannot be determined at this time.

      In April 2003, Festival Crociere S.p.A. ("Festival") commenced an action against the European Commission (the "Commission") in the Court of First Instance of the European Communities in Luxembourg seeking to annul the Commission's antitrust approval of the DLC transaction (the "Festival Action"). We have been granted leave to intervene in the Festival Action and filed a Statement in Intervention with the court. Festival was declared bankrupt in May 2004 and Festival did not submit observations on our Statement in Intervention. A date for an oral hearing will be set in due course, unless Festival withdraws its action. A successful third party challenge of an unconditional Commission clearance decision would be unprecedented, and based on a review of the law and the factual circumstances of the DLC transaction, as well as the Commission's approval decision in relation to the DLC transaction, we believe that the Festival Action will not have a material adverse effect on the companies or the DLC transaction. However, the ultimate outcome of this matter cannot be determined at this time.

      In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our self-insurance retention levels. However, the ultimate outcome of these claims and lawsuits which are not covered by insurance cannot be determined at this time.

      Contingent Obligations

      At November 30, 2004, Carnival Corporation had contingent obligations totaling $1.08 billion to participants in lease out and lease back type transactions for three of its ships. At the inception of the leases, the entire amount of the contingent obligations was paid by Carnival Corporation to major financial institutions to enable them to directly pay these obligations. Accordingly, these obligations were considered extinguished, and neither the funds paid to the financial institutions nor the contingent obligations have been included on our balance sheets. Carnival Corporation would only be required to make any payments under these contingent obligations in the remote event of nonperformance by these financial institutions, all of which have long-term credit ratings of AAA or AA. In addition, Carnival Corporation obtained a direct guarantee from another AAA rated financial institution for $294 million of the above noted contingent obligations, thereby further reducing the already remote exposure to this portion of the contingent obligations. If the major financial institutions' credit ratings fall below AA-, Carnival Corporation would be required to move a majority of the funds from these financial institutions to other highly-rated financial institutions. If Carnival Corporation's credit rating falls below BBB, it would be required to provide a standby letter of credit for $88 million, or alternatively provide mortgages in the aggregate amount of $88 million on two of its ships.

      In the unlikely event that Carnival Corporation were to terminate the three lease agreements early or default on our obligations, it would, as of November 30, 2004, have to pay a total of $177 million in stipulated damages. As of November 30, 2004, $186 million of standby letters of credit have been issued by a major financial institution in order to provide further security for the payment of these contingent stipulated damages. In addition, in 2004 Carnival Corporation entered into a five year $170 million unsecured revolving credit facility, guaranteed by Carnival plc, which is being used to support these standby letters of credit through the issuance of a back-up letter of credit. In the event we were to default under covenants in our loan agreements, any amounts outstanding under the $170 million unsecured revolving credit facility would be due and payable, and we would be required to post cash collateral to support the stipulated damages standby letters of credit in excess of $170 million. Between 2017 and 2022, we have the right to exercise options that would terminate these transactions at no cost to us. As a result of these three transactions, we have $39 million and $42 million of deferred income recorded on our balance sheets as of November 30, 2004 and 2003, respectively, which is being amortized to nonoperating income through 2022.

      Some of the debt agreements that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes, changes in laws that increase lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any material payments under such indemnification clauses in the past and, under current circumstances, we do not believe a request for material future indemnification is probable.

NOTE 9 - Income and Other Taxes

      We believe that substantially all of our income in fiscal 2004, 2003 and 2002, with the exception of our U.S. source income principally from the transportation, hotel and tour businesses of Holland America Tours and Princess Tours, is exempt from U.S. federal income taxes. If we were found not to qualify for exemption pursuant to applicable income tax treaties or under the Internal Revenue Code or if the income tax treaties or Internal Revenue Code were to be changed in a manner adverse to us, a portion of our income would become subject to taxation by the U.S. at higher than normal corporate tax rates.

      In August 2003, final regulations under Section 883 of the Internal Revenue Code were published in the Federal Register. Section 883 is the primary provision upon which we rely to exempt certain of our international ship operation earnings from U.S. income taxes. The final regulations list elements of income that are not considered to be incidental to ship operations and, to the extent earned within the U.S., are subject to U.S. income tax. Among the items identified in the final regulations are income from the sale of air transportation, shore excursions and pre-and post cruise land packages. These rules will first be effective for us in fiscal 2005.

      AIDA, through October 2004, Cunard, Ocean Village, P&O Cruises, P&O Cruises Australia and Swan Hellenic are all strategically and commercially managed in the UK and have elected to enter the UK tonnage tax regime. Accordingly, these operations pay UK corporation tax on shipping profits calculated by reference to the net tonnage of qualifying vessels. Income not considered to be shipping profits is taxable under the normal UK income tax rules. We believe that substantially all of the income attributable to these brands constitutes shipping profits and, accordingly, UK income tax expense from these operations has been and is expected to be minimal.

      Some of our subsidiaries, including AIDA, a subsidiary of Costa commencing in November 2004, Costa, Holland America Tours, Princess Tours and other of our non-shipping activities, are subject to foreign and/or U.S. federal and state income taxes. In fiscal 2004 and 2003, we recognized a net $47 million and $29 million income tax expense, primarily related to these operations. In 2002, we recognized a net $57 million income tax benefit primarily due to an Italian investment incentive law, which allowed Costa to receive a $51 million income tax benefit based on contractual expenditures during 2002 on the construction of a new ship. At November 30, 2004, Costa had a remaining net deferred tax asset of approximately $13 million relating primarily to the tax benefit of the net operating loss carryforwards arising from this incentive law, which expire in 2007.

      We do not expect to incur income taxes on future distributions of undistributed earnings of foreign subsidiaries and, accordingly, no deferred income taxes have been provided for the distribution of these earnings.

      In addition to or in place of income taxes, virtually all jurisdictions where our ships call, impose taxes based on passenger counts, ship tonnage or some other measure. These taxes, other than those directly charged to and/or collected from passengers by us, are recorded as operating expenses in the accompanying statements of operations.

NOTE 10 - Shareholders' Equity

      Carnival Corporation's articles of incorporation authorize its Board of Directors, at its discretion, to issue up to 40 million shares of its preferred stock and Carnival plc has 100,000 authorized preference shares. At November 30, 2004 and 2003, no Carnival Corporation preferred stock had been issued and only a nominal amount of Carnival plc preferred shares had been issued.

      In October 2004, the Board of Directors authorized the repurchase of either Carnival Corporation common stock and/or Carnival plc ordinary shares up to an aggregate of $1 billion commencing in 2005, subject to certain repurchase restrictions on Carnival plc shares.

      At November 30, 2004, there were 88.4 million shares of Carnival Corporation common stock reserved for issuance pursuant to its convertible notes and its employee benefit and dividend reinvestment plans. In addition, Carnival plc shareholders have authorized 3.2 million ordinary shares for future issuance under its employee benefit plans.

      At November 30, 2004 and 2003 accumulated other comprehensive income was as follows (in millions):

                                                              2004       2003
                                                              ----       ----

   Cumulative foreign currency translation adjustments, net   $588       $190
   Unrealized gain on marketable securities                                 1
   Minimum pension liability adjustments                       (17)       (14)
   Unrealized losses on cash flow derivative hedges, net       (30)       (17)
                                                              ----       ----
                                                              $541       $160
                                                              ====       ====

NOTE 11 - Financial Instruments

      We estimated the fair value of our financial instruments through the use of public market prices, quotes from financial institutions and other available information. Considerable judgment is required in interpreting data to develop estimates of fair value and, accordingly, amounts are not necessarily indicative of the amounts that we could realize in a current market exchange. Our financial instruments are not held for trading or other speculative purposes.

      Cash and Cash Equivalents and Short-Term Investments

      The carrying amounts of our cash and cash equivalents approximate their fair values due to their short maturities or variable interest rates.

      Other Assets

      At November 30, 2004 and 2003, long-term other assets included marketable securities held in rabbi trusts for certain of our nonqualified benefit plans and notes and other receivables. These assets had carrying and fair values of $240 million and $227 million at November 30, 2004, respectively, and carrying and fair values of $200 million at November 30, 2003. Fair values were based on public market prices, estimated discounted future cash flows or estimated fair value of collateral.

      Debt

      The fair values of our non-convertible debt and convertible notes were $6.32 billion and $2.53 billion, respectively, at November 30, 2004 and $5.83 billion and $1.92 billion at November 30, 2003. These fair values were greater than the related carrying values by $100 million and $790 million, respectively, at November 30, 2004 and by $140 million and $205 million at November 30, 2003. The net difference between the fair value of our debt and its carrying value was due primarily to our issuance of debt obligations at fixed interest rates that are above market interest rates in existence at the measurement dates. The net difference between the fair value of our convertible notes is largely due to the impact of changes in the Carnival Corporation common stock value on the value of our convertible notes on those dates. The fair values of our unsecured fixed rate public notes, convertible notes, sterling bonds and unsecured 5.57% euro notes were based on their public market prices. The fair values of our other debt were estimated based on appropriate market interest rates being applied to this debt.

      Foreign Currency Swaps and Other Hedging Instruments

      We have foreign currency swaps that are designated as foreign currency fair value hedges for three of our euro denominated shipbuilding contracts (see
Note 7). At November 30, 2004 and 2003, the fair value of the foreign currency swaps related to our shipbuilding commitments was an unrealized gain of $219 million and $363 million, respectively. These foreign currency swaps mature through 2006.

      We have foreign currency swaps totaling $887 million that are effectively designated as hedges of our net investments in foreign subsidiaries, which have euro and sterling denominated functional currencies. These foreign currency swaps were entered into to effectively convert $251 million and $466 million of U.S. dollar denominated debt into sterling debt and euro debt, respectively, and $170 million of euro denominated debt into sterling debt. At November 30, 2004, the fair value of these foreign currency swaps was an unrealized loss of $137 million, which is included in the cumulative translation adjustment component of AOCI. These currency swaps mature through 2012.

      The fair values of these foreign currency swaps were estimated based on prices quoted by financial institutions for these instruments.

      Finally, we have designated $1.1 billion of our outstanding euro and sterling debt and other obligations, which are nonderivatives and mature through 2012, as hedges of our net investments in foreign operations and, accordingly, have included $194 million of foreign currency transaction losses in the cumulative translation adjustment component of AOCI at November 30, 2004.

      Interest Rate Swaps

      We have interest rate swap agreements designated as fair value hedges whereby we receive fixed interest rate payments in exchange for making variable interest rate payments. At November 30, 2004 and 2003, these interest rate swap agreements effectively changed $929 million and $1.19 billion of fixed rate debt to Libor-based floating rate debt.

      In addition, we also have interest rate swap agreements designated as cash flow hedges whereby we receive variable interest rate payments in exchange for making fixed interest rate payments. At November 30, 2004 and 2003, these interest rate swap agreements effectively changed $828 million and $760 million, respectively, of euribor floating rate debt to fixed rate debt.

      These interest rate swap agreements mature through 2008. At November 30, 2004 and 2003, the fair value of our interest rate swaps designated as cash flow hedges was an unrealized loss of $22 million and $6 million, respectively. The fair values of our interest rate swap agreements were estimated based on prices quoted by financial institutions for these instruments.

NOTE 12 - Segment Information

      Our cruise segment included all of our cruise brands, which have been aggregated as a single reportable segment based on the similarity of their economic and other characteristics, including the products and services they provide. Our other segment primarily represents the transportation, hotel and tour operations of Holland America Tours and Princess Tours, and the business to business travel agency operations of P&O Travel Ltd., the latter two since completion of the DLC transaction on April 17, 2003. The significant accounting policies of our segments are the same as those described in Note 2 -"Summary of Significant Accounting Policies." Information for our cruise and other segments as of and for the years ended November 30, was as follows (in millions):

                                                  Selling
                                                    and        Depreciation  Operating          Capital
                                  Operating        adminis-        and         income           expend-      Total
                    Revenues(a)   expenses         trative     amortization    (loss)           itures       assets
                    -----------   --------         -------     ------------    ------           ------       ------
2004
  Cruise             $ 9,427       $ 5,247          $1,231         $  791      $ 2,158          $ 3,512      $27,136
  Other                  398           308              54             21           15               74          500(b)
  Intersegment
    elimination          (98)          (98)
                     -------       -------          ------         ------      -------          -------      -------
                     $ 9,727       $ 5,457          $1,285         $  812      $ 2,173          $ 3,586      $27,636
                     =======       =======          ======         ======      =======          =======      =======
2003
  Cruise             $ 6,459       $ 3,624          $  896         $  568      $ 1,371          $ 2,454      $24,090
  Other                  345           276(c)           40(c)          17           12               62          401(b)
  Intersegment
    elimination          (86)          (86)
                     -------       -------          ------         ------      -------          -------      -------
                     $ 6,718       $ 3,814          $  936         $  585      $ 1,383          $ 2,516      $24,491
                     =======       =======          ======         ======      =======          =======      =======
2002
  Cruise             $ 4,244       $ 2,222          $  577         $  371      $ 1,055(d)       $ 1,949      $12,120
  Other                  176           145              32             11          (13)              37          215(b)
  Intersegment
    elimination          (37)          (37)
                     -------       -------          ------         ------      -------          -------      -------
                     $ 4,383       $ 2,330          $  609         $  382      $ 1,042          $ 1,986      $12,335
                     =======       =======          ======         ======      =======          =======      =======

(a) Other segment revenues primarily included revenues for the cruise portion of a tour, when a cruise is sold along with a land tour package by Holland America Tours or Princess Tours, and shore excursion and port hospitality services provided to cruise passengers by these tour companies. These intersegment revenues, which are included in full in the cruise segment, are eliminated from the other segment revenues in the line "Intersegment elimination."

(b) Other segment assets primarily included hotels and lodges in Alaska and the Canadian Yukon, luxury dayboats offering tours to a glacier in Alaska and on the Yukon River, motorcoaches used for sightseeing and charters in the States of Washington and Alaska, British Columbia, Canada and the Canadian Yukon and private, domed rail cars, which run on the Alaska Railroad between Anchorage and Fairbanks.

(c) Operating and selling expenses in 2003 have been reclassified to conform to the 2004 presentation.

(d) Cruise operating income included an impairment charge of $20 million in 2002.

      Foreign revenues for our cruise brands represent sales generated from outside the U.S. primarily by foreign tour operators and foreign travel agencies. Substantially all of these foreign revenues are from the UK, Germany, Italy, Canada, France, Australia, Spain, Switzerland and Brazil. Substantially all of our long-lived assets are located outside of the U.S. and consist principally of our ships and ships under construction.

      Revenue information by geographic area for fiscal 2004, 2003 and 2002 was as follows (in millions):

                                      2004         2003         2002
                                      ----         ----         ----

                U.S.                 $5,788       $4,513       $3,304
                Continental Europe    1,570          971          545
                UK                    1,341          724          158
                Canada                  562          231          167
                Others                  466          279          209
                                     ------       ------       ------
                                     $9,727       $6,718       $4,383
                                     ======       ======       ======

NOTE 13 - Benefit Plans

      Stock Option Plans

      We have stock option plans primarily for supervisory and management level employees and members of our Board of Directors. The Carnival Corporation and Carnival plc plans are administered by a committee of four of our independent directors (the "Committee"), that determines who is eligible to participate, the number of shares for which options are to be granted and the amounts that may be exercised within a specified term. The Carnival Corporation and Carnival plc option exercise price is generally set by the Committee at 100% of the fair market value of the common stock/ordinary shares on the date the option is granted. Substantially all Carnival Corporation options granted during fiscal 2004, 2003 and 2002 and Carnival plc options granted in 2004 and 2003 were granted at an exercise price per share equal to the fair market value of the Carnival Corporation common stock and Carnival plc ordinary shares on the date of grant. Carnival Corporation employee options generally vest evenly over five years and have a ten-year term. Carnival plc employee options generally vest at the end of three years and have a ten-year term. Carnival Corporation director options granted subsequent to fiscal 2000 vest evenly over five years and have a ten-year term. At November 30, 2004, Carnival Corporation had 31.7 million shares and Carnival plc had 3.2 million shares, which were available for future grants under the option plans.

      A combined summary of the activity and status of the Carnival Corporation and Carnival plc stock option plans was as follows:

                                      Weighted-
                               Average Exercise Price                             Number of Options
                                      Per Share                                Years Ended November 30,
                             ----------------------------          -----------------------------------------------
                             2004        2003        2002          2004                   2003                 2002
                             ----        ----        ----          ----                   ----                 ----
Outstanding options-
  beginning of year         $28.79      $29.26      $28.95       19,297,979             11,828,958           12,774,293
Carnival plc
  outstanding options
  at April 17, 2003(a)                  $19.64                                           5,523,013
Options granted             $47.52      $30.88      $26.54        5,306,802(c)           5,464,109               33,000
Options exercised(b)        $25.23      $17.35      $14.35       (5,686,484)(c,d)       (2,919,554)            (404,615)
Options canceled            $30.17      $28.64      $32.80         (714,355)              (598,547)            (573,720)
                                                                -----------            -----------          -----------
Outstanding options-
  end of year               $35.61      $28.79      $29.26       18,203,942(e)          19,297,979(e)        11,828,958
                                                                ===========            ===========          ===========
Options exercisable-
  end of year               $32.05      $27.68      $28.71        5,920,890(f)           7,848,335(f)         4,775,894
                                                                ===========            ===========          ===========

(a) All Carnival plc unvested options outstanding on the date the DLC transaction was completed vested fully on such date, except for 1.3 million options, which were granted on April 15, 2003.

(b) Included 2.0 million and 1.8 million Carnival plc options in 2004 and 2003, of which 0.8 million and 1.0 million had a sterling denominated exercise price, respectively.

(c) During 2004, as a result of Costa being transferred to the Carnival plc side of the DLC structure, options to purchase 973,000 shares of Carnival Corporation vested immediately and their termination dates were accelerated to 2004. These vested options, along with all of Costa employees' already exercisable options, were exercised in 2004 to avoid unduly burdensome taxes. In 2004, Carnival plc granted 1.1 million options at an exercise price equal to the fair market value of Carnival plc ordinary shares on the grant date, to replace Costa options, whose termination was accelerated to 2004. See Note 2.

(d) On December 1, 2003, as a result of the Princess cruise operations being transferred to the Carnival Corporation side of the DLC structure, options to purchase 657,000 shares of Carnival plc vested immediately, and the termination dates on all Princess employees' Carnival plc exercisable options were accelerated to 2004. All such changes have been made pursuant to the original terms of the Carnival plc plan. In January 2005, Carnival Corporation granted 1.4 million options at an exercise price per share equal to the fair market value of Carnival Corporation common stock on the grant date, to replace those Princess options which terminated in 2004 prior to their original termination dates.

(e) Included 3.3 million and 3.6 million of Carnival plc options at a weighted-average exercise price of $38.42 and $20.89 per share, based on the November 30, 2004 and 2003 U.S. dollar to sterling exchange rate, respectively.

(f) Included 0.9 million and 2.2 million of Carnival plc options at a weighted-average exercise price of $22.15 and $18.06 per share, based on the November 30, 2004 and 2003 U.S. dollar to sterling exchange rate, respectively.

      Combined information with respect to outstanding and exercisable Carnival Corporation and Carnival plc stock options at November 30, 2004 was as follows:

                            Options Outstanding                  Options Exercisable
                    --------------------------------------     ----------------------
                                 Weighted-       Weighted-                Weighted-
                                  Average         Average                  Average
Exercise                        Remaining        Exercise                 Exercise
Price Range         Shares     Life (Years)       Price         Shares      Price
-----------         --------------------------------------     ----------------------
$ 1.94-$ 2.25       30,980         (a)            $ 2.07          30,980    $ 2.07
$10.59-$15.00       46,071         4.0            $13.11          46,071    $13.11
$16.28-$23.03    2,512,830         6.4            $21.48       1,358,328    $20.85
$24.36-$27.88    3,388,674         7.3            $26.98       1,246,686    $26.22
$28.21-$34.88    4,840,230         7.6            $31.95       1,117,990    $30.69
$36.72-$41.34      102,000         3.8            $38.08         102,000    $38.09
$43.56-$48.56    3,393,814         6.1            $44.58       2,018,835    $44.51
$48.69-$54.46    3,889,343         9.7            $49.46
                ----------         ---            ------       ---------    -------
Total           18,203,942         7.5            $35.61       5,920,890    $32.05
                ==========         ===            ======       =========    ======

(a)   These stock options do not have an expiration date.

      Carnival Corporation Nonvested Stock

      Carnival Corporation has issued nonvested stock to a few officers. These shares have the same rights as Carnival Corporation common stock, except for transfer restrictions and forfeiture provisions. During fiscal 2004, 2003 and 2002, 160,000 shares, 455,000 shares and 150,000 shares, respectively, of Carnival Corporation common stock were issued, which were valued at $7 million, $14 million and $4 million, respectively. Unearned stock compensation was recorded within shareholders' equity at the date of award based on the quoted market price of the Carnival Corporation common stock on the date of grant and is amortized to expense using the straight-line method from the grant date through the earlier of the vesting date or the officers' estimated retirement date. These shares either have three or five-year cliff vesting or vest evenly over five years after the grant date. As of November 30, 2004 and 2003 there were 1,065,000 shares and 1,055,000 shares, respectively, issued under the plan, which remained to be vested.

      Defined Benefit Pension Plans

      We have several defined benefit pension plans, which cover some of our shipboard and shoreside employees. The U.S. and UK shoreside employee plans are closed to new membership and are funded at or above the level required by U.S. or UK regulations. The remaining defined benefit plans are primarily unfunded. In determining our plans' benefit obligations at November 30, 2004, we used assumed weighted-average discount rates of 5.5% and 5.2% for our U.S. and foreign plans, respectively. The net liabilities related to the obligations under these single employer defined benefit pension plans are not material.

      A minimum pension liability adjustment is required when the actuarial present value of accumulated benefits exceeds plan assets and accrued pension liabilities. At November 30, 2004 and 2003, our single employer plans had aggregated additional minimum pension liability adjustments, less allowable intangible assets, of $17 million and $14 million, respectively, which are included in AOCI.

      In addition, P&O Cruises participated in a Merchant Navy Ratings Pension Fund ("MNRPF"), which is a defined benefit multiemployer pension plan that was available to their shipboard non-officers. This plan has a significant funding deficit and has been closed to further benefit accrual since prior to the completion of the DLC transaction. P&O Cruises, along with other unrelated employers, are making payments into this plan under a non-binding Memorandum of Understanding to reduce the deficit. Accordingly, at November 30, 2004 and 2003, we had recorded a long-term pension liability of $22 million and $19 million, which represented our estimate of the present value of the entire liability due by us under this plan.

      P&O Cruises, Princess and Cunard also participate in an industry-wide British Merchant

Navy Officers Pension Fund ("MNOPF"), which also is a defined benefit multiemployer pension plan that is available to certain of their shipboard British officers. The MNOPF is divided into two sections, the "New Section" and the "Old Section," each of which covers a different group of participants, with the Old Section closed to further benefit accrual and the New Section only closed to new membership. Holland America Line also participates in a Dutch shipboard officers defined benefit multiemployer pension plan. Our multiemployer yearly pension fund plan expenses are based on the amount of contributions we are required to make annually into the plans.

      As of March 31, 2003, the date of the most recent formal actuarial valuation prepared by the MNOPF's actuary, the New Section of the MNOPF was estimated to have a fund deficit of approximately 200 million sterling, or $380 million, assuming a 7.8% discount rate. At November 30, 2004, our external actuary informally updated the March 31, 2003 valuation and estimated that the New Section deficit was approximately 760 million sterling, or $1.44 billion, assuming a 5.2% discount rate. The amount of the fund deficit could vary considerably if different assumptions and/or estimates were used in its calculation. Our share of any liability with respect to the fund's deficit is uncertain, and the MNOPF's participating employers are seeking guidance from the court, which is expected to be given during the second quarter of 2005.

      Substantially all of any MNOPF fund deficit liability which we may have relates to P&O Cruises and Princess liabilities, which existed prior to the DLC transaction. However, since the MNOPF is a multiemployer plan and it is not probable that we will withdraw from the plan nor is our share of the liability certain, we are required to record our MNOPF plan expenses, including any contributions to fund the deficit, as they are contributed, instead of as a Carnival plc acquisition liability that existed at the DLC transaction date. It is currently expected that deficit funding contributions, if any, will be required to be paid over at least ten years. Finally, if it is determined that we are responsible for a portion of the MNOPF deficit, we expect that we will have to record an expense in the amount of our estimated future contributions in the period that such amount can be reasonably estimated. We have recently received indicative calculations from the MNOPF setting out our share of the fund's deficit based on different possible court outcomes. These indicative calculations, which could vary depending on the court's final determination and also other factors, such as the ability of other employers to settle their liabilities, show that our share of the deficit would be between $26 million and $113 million, based on the estimated deficit of $1.44 billion.

      Total expense for all of our defined benefit pension plans, including our multiemployer plans, was $18 million, $17 million and $11 million in fiscal 2004, 2003 and 2002, respectively.

      Defined Contribution Plans

      We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense relating to these plans was $12 million in each of fiscal 2004 and 2003 and $8 million in fiscal 2002.

NOTE 14 - Earnings Per Share

      Our basic and diluted earnings per share were computed as follows (in millions, except per share data):

                                                  Years Ended November 30,
                                             --------------------------------
                                             2004           2003         2002
                                             ----           ----         ----

Net income                                  $1,854         $1,194      $1,016
Interest on dilutive convertible notes          49             43          35
                                            ------         ------      ------
Net income for diluted earnings
  per share                                 $1,903         $1,237      $1,051
                                            ======         ======      ======

Weighted-average common and ordinary
  shares outstanding                           802            718         587

Dilutive effect of convertible notes            44             39          33
Dilutive effect of stock plans                   5              2           1
                                            ------         ------      ------
Diluted weighted-average shares
  outstanding                                  851            759         621
                                            ======         ======     =======

Basic earnings per share                     $2.31          $1.66       $1.73
                                             =====          =====       =====
Diluted earnings per share                   $2.24          $1.63       $1.69
                                             =====          =====       ======

      The weighted-average shares outstanding for the year ended November 30, 2003 includes the pro rata Carnival plc shares since April 17, 2003.

      Options to purchase 6.0 million, 8.4 million and 6.0 million shares for fiscal 2004, 2003 and 2002, respectively, were excluded from our diluted earnings per share computation since the effect of including them was anti-dilutive.

NOTE 15 - Supplemental Cash Flow Information

      Total cash paid for interest was $250 million, $156 million and $110 million in fiscal 2004, 2003 and 2002, respectively. In addition, cash paid for income taxes was $8 million in fiscal 2004 and $20 million in fiscal 2003. Finally, we received a $60 million note on the sale of Holland America Line's Nieuw Amsterdam in fiscal 2002, which represented a noncash investing activity.

Report of Independent Registered Certified Public Accounting Firm To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc:

We have completed an integrated audit of Carnival Corporation & plc's November 30, 2004 consolidated financial statements and of its internal control over financial reporting as of November 30, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the "Company") at November 30, 2004 and November 30, 2003, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing under
Item 9A, that the Company maintained effective internal control over financial reporting as of November 30, 2004 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2004, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.


/s/ PricewaterhouseCoopers LLP

Miami, Florida
February 11, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Note Concerning Factors That May Affect Future Results

      Some of the statements contained in this 2004 Annual Report are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to us, including some statements concerning future results, outlook, plans, goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can find many, but not all, of these statements by looking for words like "will," "may," "believes," "expects," "anticipates," "forecast," "future," "intends," "plans," and "estimates" and for similar expressions.

      Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in this 2004 Annual Report. Forward-looking statements include those statements which may impact the forecasting of our earnings per share, net revenue yields, booking levels, pricing, occupancy, operating, financing and/or tax costs, costs per available lower berth day ("ALBD"), estimates of ship depreciable lives and residual values, outlook or business prospects. These factors include, but are not limited to, the following:

  - risks associated with the DLC structure, including the uncertainty of its tax status;

  - general economic and business conditions, which may impact levels of disposable income of consumers and net revenue yields for our cruise brands;

  - conditions in the cruise and land-based vacation industries, including competition from other cruise ship operators and providers of other vacation alternatives and increases in capacity offered by cruise ship and land-based vacation alternatives;

  - risks associated with operating internationally;

  - the international political and economic climate, armed conflicts, terrorist attacks and threats thereof, availability of air service, other world events and adverse publicity, and their impact on the demand for cruises;

  - accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers, including machinery and equipment failures, which could cause the cancellation of a cruise or a series of cruises;

  - our ability to implement our shipbuilding programs and brand strategies and to continue to expand our business worldwide;

  - our ability to attract and retain qualified shipboard crew and maintain good relations with employee unions;

  - our ability to obtain financing on terms that are favorable or consistent with our expectations;

  - the impact of changes in operating and financing costs, including changes in foreign currency and interest rates and fuel, food, payroll, insurance and security costs;

  - changes in the tax, environmental, health, safety, security and other regulatory regimes under which we operate;

  - continued availability of attractive port destinations;

  - our ability to successfully implement cost improvement plans and to integrate business acquisitions;

  - continuing financial viability of our travel agent distribution system and air service providers; and

  - unusual weather patterns or natural disasters.

      Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant listing rules, we expressly disclaim any obligation to disseminate, after the date of this 2004 Annual Report, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

Executive Overview

     The post-September 11, 2001 travel environment was a challenging period for the travel and leisure industry. In 2002, demand for travel was weakened due to the September 11th attacks followed by the conflict in Afghanistan. In 2003, the cruise industry was challenged by, among other things, a weaker economy and unstable geopolitical environment, the emergence of Severe Acute Respiratory Syndrome ("SARS") in Asia and the threat and eventual outbreak of war in Iraq. These events had a negative effect on the public's willingness to travel, and consequently, negatively impacted our net revenue yields (see "Key Performance Indicators" below).

      In 2004, the effects of those factors on the cruise industry were reduced, and we experienced a substantial improvement in our net revenue yields. We believe this improvement was primarily the result of stronger consumer demand for travel, which resulted in higher passenger ticket prices and onboard revenues and, to a lesser extent, a weaker U.S. dollar relative to the euro and sterling. The increase in pricing was achieved despite a 17.2% increase in proforma passenger capacity relating to the introduction of seven new ships in fiscal 2004. In addition, from 2002 through 2004, the cruise industry was impacted by substantial increases in fuel prices. It is possible that these high fuel prices will continue in 2005 and future years.

      Throughout this period we generated significant cash flows and remained in a strong financial position, which is a high priority and we believe provides us with a competitive advantage in the capital intensive cruise industry. However, our operations are subject to many risks, as briefly noted above and under the caption "Cautionary Note Concerning Factors That May Affect Future Results," which could adversely impact our future results.

      During 2004, we ordered eight new ships for our North American and European brands, which are expected to be delivered between 2007 and 2009. These new ships are expected to continue to help us maintain our leadership position within the cruise industry. The year-over-year percentage increases in Carnival Corporation & plc's ALBD capacity, resulting from new ships entering service, is 8.7%, 6.1%, 7.5%, 6.6% and 2.4% for fiscal 2005, 2006, 2007, 2008 and 2009, respectively, based on ships currently on order.

      We believe that given a stable geopolitical environment and the continuing strong demand for travel, our net revenue yields will increase in 2005.

Outlook For Fiscal 2005 ("2005")

      As of December 16, 2004 we said that we were comfortable with earnings per share estimates of $2.70 for 2005. We also said that we expected our first quarter 2005 earnings per share to be in the range of $0.38 to $0.40. Our guidance was based on flat fuel pricing compared to 2004, which was in line with the forward curve for bunker fuel at that time, and an exchange rate of $1.30 to the euro and $1.86 to the sterling.

      On January 20, 2005, we announced that the 1,870-passenger ship Aurora, operated by P&O Cruises, experienced a technical problem with its propulsion system that forced the cancellation of its 103-day, 2005 world cruise. We expected that the vessel would be repaired and would return to service prior to the date it was to end its world cruise and anticipated scheduling revised short replacement cruises. The cancellation of the world cruise, net of estimated earnings from anticipated replacement cruises, was expected to reduce 2005 full year earnings per share by approximately $0.05, of which approximately $0.03 per share was expected to impact the first quarter and the remainder in the second quarter. We now expect the Aurora to be out of service for a longer duration and anticipate scheduling fewer replacement cruises. Consequently, we expect the full year 2005 impact to be approximately $0.06 per share, of which approximately $0.04 per share will effect the first quarter of 2005.

      We also expect that there will be $0.01 per share gain from the settlement of litigation recorded in the first quarter of 2005.

      Since our December guidance, fuel prices have risen. Our current forecast uses fuel prices that are 10% higher than the prior year, which was determined based upon the current forward curve for bunker fuel, which equates to approximately $0.06 per share on an annual basis.

      Since early January 2005, the cruise industry has entered the "wave season," a period of higher booking levels than during the rest of the year. During the 2005 wave season, company wide booking levels, on an absolute basis, have been running slightly higher than during the same period last year. However, pricing during wave season has been significantly higher than during the same period last year. As of the end of January 2005, we have 10% less inventory remaining to sell for 2005 than at the same time last year, even with a 9% capacity increase in 2005. We believe our lower inventory availability provides us with the opportunity to execute our pricing strategies to maximize revenue yields in 2005.

      Based upon the stronger booking trends experienced during the month of January, we remain comfortable with our previous guidance of $2.70 per share for the full year 2005 and a range of $0.38 to $0.40 per share for the first quarter of 2005, including the aforementioned impact of the Aurora, the litigation settlement and higher fuel prices. Our current guidance is based upon an exchange rate of $1.31 to the euro and $1.87 to the sterling.

      Net revenue yields for 2005 are now forecasted to increase 4 to 6 percent (3 to 5 percent on a constant dollar basis) compared to last year. The increase in expected net revenue yields compared with our previous guidance is largely due to higher prices achieved during the initial month of wave season partially offset by the impact of the cancellation of the Aurora world cruise. Net cruise costs per ALBD are now forecast to be up 1 to 3 percent (flat to up 2 percent on a constant dollar basis) compared to last year. This increase from our prior guidance is primarily because of assumed higher fuel prices and costs associated with the cancellation of Aurora's world cruise.

      We continue to expect that first quarter 2005 net revenue yields will increase approximately 5 to 7 percent (4 to 6 percent on a constant dollar basis), compared to last year. Our first quarter guidance for net revenue yields remains the same as our previous guidance given in December because the approximate 1 percent reduction in net revenue yields due to the cancellation of Aurora's world cruise offset the stronger pricing achieved during the initial month of wave season. We continue to expect net cruise costs per ALBD to be flat to up 2 percent (down 1 to up 1 percent on a constant dollar basis), compared to last year. First quarter net cruise costs per ALBD remained the same as our prior guidance because the impact of the cancellation of the world cruise was offset by the delay in timing of advertising costs.

      Share-Based Compensation

      In December 2004, the Financial Accounting Standards Board issued Share-Based Payment Statement 123(R), which will require us to recognize compensation costs in our financial statements in an amount equal to the fair value of share-based payments granted to employees and directors. This statement is effective for us in the fourth quarter of fiscal 2005. We have not yet determined which of the alternative transition methods we will use upon adoption of this statement. However, based on preliminary estimates, if we were to elect to adopt this statement with retroactive effect to December 1, 2004, our additional 2005 share-based compensation expense would be approximately $60 million, which has not been included in the Outlook for 2005.

Key Performance Indicators and Pro Forma Information

      We use net cruise revenues per ALBD ("net revenue yields") and net cruise costs per ALBD as significant non-GAAP financial measures of our cruise segment financial performance. We believe that net revenue yields are commonly used in the cruise industry to measure a company's cruise segment revenue performance. This measure is also used for revenue management purposes. In calculating net revenue yields, we use "net cruise revenues" rather than "gross cruise revenues." We believe that net cruise revenues is a more meaningful measure in determining revenue yield than gross cruise revenues because it reflects the cruise revenues earned by us net of our most significant variable costs, which are travel agent commissions, cost of air transportation and certain other variable direct costs associated with onboard revenues. Substantially all of our remaining cruise costs are largely fixed once our ship capacity levels have been determined.

      Net cruise costs per ALBD is the most significant measure we use to monitor our ability to control our cruise segment costs rather than gross cruise costs per ALBD. In calculating net cruise costs, we exclude the same variable costs as described above, which are included in the calculation of net cruise revenues. This is done to avoid duplicating these variable costs in these two non-GAAP financial measures.

      We have not provided estimates of future gross revenue yields or future gross cruise costs per ALBD because the reconciliations of forecasted net cruise revenues to forecasted gross cruise revenues or forecasted net cruise costs to forecasted cruise operating expenses would require us to forecast, with reasonable accuracy, the amount of air and other transportation costs that our forecasted cruise passengers would elect to purchase from us (the "air/sea mix"). Since the forecasting of future air/sea mix involves several significant variables that are relatively difficult to forecast and the revenues from the sale of air and other transportation approximate the costs of providing that transportation, management focuses primarily on forecasts of net cruise revenues and costs rather than gross cruise revenues and costs. This does not impact, in any material respect, our ability to forecast our future results, as any variation in the air/sea mix has no material impact on our forecasted net cruise revenues or forecasted net cruise costs. As such, management does not believe that this reconciling information would be meaningful.

      In addition, because a significant portion of our operations utilize the euro or sterling to measure their results and financial condition, the translation of those operations to our U.S. dollar reporting currency results in increases in reported U.S. dollar revenues and expenses if the U.S. dollar weakens against these foreign currencies, and decreases in reported U.S. dollar revenues and expenses if the U.S. dollar strengthens against these foreign currencies. Accordingly, we also monitor our key indicators assuming the 2004 exchange rates have remained constant with the prior year's comparable rates, or on a "constant dollar basis," in order to remove the impact of changes in exchange rates on our non U.S. cruise operations. We believe that this is a useful measure indicating the actual growth of our operations in a fluctuating exchange rate environment.

      Our 2003 reported results only included the results of P&O Princess since April 17, 2003. Consequently, for the years ended November 30, 2004 and 2003, we believe that the most meaningful comparison of our annual operating income and revenue and cost metrics is to the comparable pro forma results and metrics in 2003 and 2002, which reflect the operations of both Carnival Corporation and P&O Princess as if the companies had been consolidated throughout 2003 and 2002. Accordingly, we have disclosed pro forma information for the year ended November 30, 2003 and 2002, as well as the required reported information, in the discussion of our results of operations.

      The 2003 and 2002 pro forma information were computed by adding the results of P&O Princess' annual operations, and acquisition adjustments of $16 million and $14 million of depreciation expense and $3 million and $7 million of interest expense, and excluding $51 million and $103 million of nonrecurring DLC transaction costs, respectively, to the 2003 and 2002 Carnival Corporation reported results for the year ended November 30, 2003 and 2002, respectively.

Critical Accounting Estimates

      Our critical accounting estimates are those which we believe require our most significant judgments about the effect of matters that are inherently uncertain. A discussion of our critical accounting estimates, the underlying judgments and uncertainties used to make them and the likelihood that materially different estimates would be reported under different conditions or using different assumptions, is set forth below.

Ship Accounting

      Our most significant assets are our ships and ships under construction, which represent 83% of our total assets. We make several critical accounting estimates dealing with our ship accounting. First, we compute our ships' depreciation expense, which represents 11.6% of our cruise operating expenses in fiscal 2004, which requires us to estimate the average useful life of each of our ships, as well as their residual values. Secondly, we account for ship improvement costs by capitalizing those costs, which we believe will add value to our ships and depreciate those improvements over their estimated useful lives. Finally, we account for the replacement or refurbishment of our ship components based upon their estimated net book value.

      We determine the average useful life of our ships based primarily on our estimates of the weighted-average useful lives and residual values of the ships' major component systems, such as cabins, main diesels, main electric, superstructure and hull. In addition, we consider, among other things, the impact of anticipated technological changes, long-term vacation market conditions and competition and historical useful lives of similarly-built ships. We have estimated our new ships' average useful lives at 30 years and their average residual values at 15% of our original ship cost.

      Given the very large and complex nature of our ships, ship accounting estimates require considerable judgment and are inherently uncertain. We do not have cost segregation studies performed to specifically componetize our ship systems. However, we have estimated the useful lives of our ships to be 30 years based upon our estimate of the relative costs of the major components of a cruise ship. In addition, since we do not separately componetize our ships, we do not identify and track depreciation of specific component systems. Therefore, we have to estimate the net book value of components that are replaced or refurbished, based primarily upon their replacement or refurbishment cost and the age of the ship.

      If materially different conditions existed, or if we materially changed our assumptions of ship lives and residual values, our depreciation expense or loss on replacement or refurbishment of ship assets and net book value of our ships would be materially different. In addition, if we change our assumptions in making our determinations as to whether improvements to a ship add value, the amounts we expense each year as repair and maintenance costs could increase, partially offset by a decrease in depreciation expense, as less costs would have been initially capitalized to our ships. Our fiscal 2004 ship depreciation expense would have increased by approximately $21 million for every year we reduced our estimated average 30 year ship useful life. In addition, if our ships were estimated to have no residual value, our fiscal 2004 depreciation expense would have increased by approximately $100 million.

      We believe that the estimates we made for ship accounting purposes are reasonable and our methods are consistently applied and, accordingly, result in depreciation expense that is based on a rational and systematic method to equitably allocate the costs of our ships to the periods during which services are obtained from their use. In addition, we believe that the estimates we made are reasonable and our methods consistently applied (1) in determining the average useful life and average residual values of our ships; (2) in determining which ship improvement costs add value to our ships; and (3) in determining the net book value of ship component assets being replaced or refurbished. Finally, we believe our critical ship accounting estimates are generally comparable with those of other major cruise companies.

      Asset Impairment

      The impairment reviews of our ship and trademark assets and of our goodwill, which has been allocated to our cruise line reporting units, require us to make significant estimates to determine the fair values of these assets or reporting units.

      The determination of fair value includes numerous uncertainties, unless a viable actively traded market exists for the asset or for a comparable reporting unit, which is usually not the case for cruise ships, cruise lines and trademarks. For example, in determining fair values of ships and cruise lines utilizing discounted forecasted cash flows, significant judgments are made concerning, among other things, future net revenue yields, net cruise costs per ALBD, interest and discount rates, cruise itineraries, ship additions and retirements, technological changes, consumer demand, governmental regulations and the effects of competition. In addition, third party appraisers are sometimes used to determine fair values and some of their valuation methodologies are also subject to similar types of uncertainties. Also, the determination of fair values of reporting units using a price earnings multiple approach also requires significant judgments, such as determining reasonably comparable multiples. Finally, determining trademark fair values also requires significant judgments in determining both the estimated trademark cash flows, and the appropriate royalty rates to be applied to those cash flows to determine their fair value. We believe that we have made reasonable estimates and judgments in determining whether our ships, goodwill and trademarks have been impaired. However, if there is a material change in the assumptions used in our determination of fair value or if there is a material change in the conditions or circumstances influencing fair value, we could be required to recognize a material impairment charge.

      Contingencies

      We periodically assess the potential liabilities related to any lawsuits or claims brought against us, as well as for other known unasserted claims, including environmental, legal, passenger and crew, and tax matters. While it is typically very difficult to determine the timing and ultimate outcome of these matters, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. In assessing probable losses, we make estimates of the amount of insurance recoveries, if any. We accrue a liability when we believe a loss is probable and the amount of the loss can be reasonably estimated, in accordance with the provisions of SFAS No. 5, "Accounting for Contingencies," as amended. Such accruals are typically based on developments to date, management's estimates of the outcomes of these matters, our experience in contesting, litigating and settling other similar matters, historical claims experience and actuarially determined assumptions of liabilities, and any related insurance coverage. See Notes 8 and 13 in the accompanying financial statements for additional information concerning our contingencies.

      Given the inherent uncertainty related to the eventual outcome of these matters and potential insurance recoveries, it is possible that all or some of these matters may be resolved for amounts materially different from any provisions or disclosures that we may have made with respect to their resolution. In addition, as new information becomes available, we may need to reassess the amount of probable liability that needs to be accrued related to our contingencies. All such revisions in our estimates could materially impact our results of operations and financial position.

Results of Operations

      We earn our cruise revenues primarily from the following:

       - sales of passenger cruise tickets and, in some cases, the sale of air and other transportation to and from our ships. The cruise ticket price includes accommodations, meals, some non-alcoholic beverages, entertainment and many onboard activities, and

       - the sale of goods and/or services primarily on board our ships, which include bar and some beverage sales, casino gaming, shore excursions, gift shop and spa sales, photo and art sales and pre-and post cruise land packages. These activities are either performed directly by us or by independent concessionaires, from which we receive a percentage of their revenues.

      We incur cruise operating costs and expenses for the following:

       - the costs of passenger cruise tickets which represent costs that vary directly with passenger cruise ticket revenues, and include travel agent commissions, air and other travel related costs and credit card fees,

       - onboard and other cruise costs which represent costs that vary directly with onboard and other revenues, and include the costs of liquor and some beverages, costs of tangible goods sold by us from our gift, photo and art auction activities, pre- and post cruise land packages and credit card fees. Concession revenues do not have any significant amount of costs associated with them, as the costs and services incurred for these activities are provided by our concessionaires,

       - payroll and related costs which represent costs for all our shipboard personnel, including deck and engine officers and crew and hotel and administrative employees,

       - food costs, which include both our passenger and crew food costs, and

       - other ship operating costs which include fuel, repairs and maintenance, port charges, insurance, entertainment and all other shipboard operating costs and expenses.

      For segment information related to our revenues, expenses, operating income and other financial information see Note 12 in the accompanying financial statements.

      Summary

      Our reported and pro forma results of operations and selected statistical information were as follows:

                                                    Years Ended November 30,
                                      -----------------------------------------------------
                                               Pro Forma   Reported    Pro Forma
                                               ---------   --------    ---------   Reported
                                      2004        2003        2003        2002        2002
                                      ----        ----        ----        ----        ----
                                    (dollars in millions, except statistical information)
Revenues
  Cruise
    Passenger tickets               $ 7,357     $ 5,732     $ 5,039     $ 5,128     $ 3,346
    Onboard and other                 2,070       1,600       1,420       1,356         898
  Other                                 300         264         259         284         139
                                    -------     -------     -------     -------     -------
                                      9,727       7,596       6,718       6,768       4,383
                                    -------     -------     -------     -------     -------
Costs and Expenses
  Operating
    Cruise
      Commissions, transportation
        and other                     1,572       1,227       1,021       1,121         658
      Onboard and other                 359         279         229         240         116
      Payroll and related             1,003         841         744         676         458
      Food                              550         447         393         381         256
      Other ship operating            1,763       1,428       1,237       1,149         734
    Other                               210         198         190         211         108
                                    -------     -------     -------     -------     -------
    Total                             5,457       4,420       3,814       3,778       2,330
  Selling and administrative          1,285       1,103         936         960         609
  Depreciation and amortization         812         653         585         534         382
  Impairment charge                                                          20          20
                                    -------     -------     -------     -------     -------
Operating Income                      2,173       1,420       1,383       1,476       1,042
Nonoperating Expense, Net              (272)       (185)       (160)       (148)        (83)
                                    -------     -------     -------     -------     -------
Income Before Income Taxes            1,901       1,235       1,223       1,328         959
Income Tax (Expense) Benefit,
  Net                                   (47)        (25)        (29)         46          57
                                    -------     -------     -------     -------     -------
Net Income                          $ 1,854     $ 1,210     $ 1,194     $ 1,374     $ 1,016
                                    =======     =======     =======     =======     =======

Selected Statistical Information
  Passengers carried
    (in thousands)                    6,306       5,422       5,038       4,725       3,549
                                    =======     =======     =======     =======     =======
  Occupancy percentage                104.5%      102.6%      103.4%      103.5%      105.2%
                                    =======     =======     =======     =======     =======

 Gross and net revenue yields were computed by dividing the gross or net revenues, without rounding, by ALBDs as follows:

                                                         Years Ended November 30,
                                    ---------------------------------------------------------------------
                                                 Pro Forma       Reported        Pro Forma       Reported
                                                 ---------       --------        ---------       --------
                                    2004            2003            2003            2002            2002
                                    ----            ----            ----            ----            ----
                                                   (in millions, except ALBDs and yields)
Cruise revenues
  Passenger tickets             $      7,357    $      5,732    $      5,039    $      5,128    $      3,346
  Onboard and other                    2,070           1,600           1,420           1,356             898
                                ------------    ------------    ------------    ------------    ------------
Gross cruise revenues                  9,427           7,332           6,459           6,484           4,244
Less cruise costs
  Commissions, transportation
    and other                         (1,572)         (1,227)         (1,021)         (1,121)           (658)
  Onboard and other                     (359)           (279)           (229)           (240)           (116)
                                ------------    ------------    ------------    ------------    ------------
Net cruise revenues             $      7,496    $      5,826    $      5,209    $      5,123    $      3,470
                                ============    ============    ============    ============    ============

ALBDs                             44,009,061      37,554,709      33,309,785      31,962,000      21,435,828
                                ============    ============    ============    ============    ============

Gross revenue yields            $     214.21    $     195.23    $     193.91    $     202.85    $     198.01
                                ============    ============    ============    ============    ============

Net revenue yields              $     170.32    $     155.11    $     156.38    $     160.25    $     161.91
                                ============    ============    ============    ============    ============

 Gross and net cruise costs per ALBD were computed by dividing the gross or net cruise costs, without rounding, by ALBDs as follows:

                                                             Years Ended November 30,
                                        ----------------------------------------------------------------------
                                                     Pro Forma       Reported        Pro Forma        Reported
                                                     ---------       --------        ---------        --------
                                        2004            2003            2003            2002            2002
                                        ----            ----            ----            ----            ----
                                                   (in millions, except ALBDs and costs per ALBD)
Cruise operating expenses           $      5,247    $      4,222    $      3,624    $      3,567    $      2,222
Cruise selling and
  administrative expenses                  1,231           1,054             896             912             577
                                    ------------    ------------    ------------    ------------    ------------
Gross cruise costs                         6,478           5,276           4,520           4,479           2,799
Less cruise costs included in net
  cruise revenues
    Commissions, transportation
      and other                           (1,572)         (1,227)         (1,021)         (1,121)           (658)
    Onboard and other                       (359)           (279)           (229)           (240)           (116)
                                    ------------    ------------    ------------    ------------    ------------
Net cruise costs                    $      4,547    $      3,770    $      3,270    $      3,118    $      2,025
                                    ============    ============    ============    ============    ============

ALBDs                                 44,009,061      37,554,709      33,309,785      31,962,000      21,435,828
                                    ============    ============    ============    ============    ============

Gross cruise costs per ALBD         $     147.20    $     140.50    $     135.69    $     140.15    $     130.54
                                    ============    ============    ============    ============    ============

Net cruise costs per ALBD           $     103.31    $     100.38    $      98.16    $      97.55    $      94.43
                                    ============    ============    ============    ============    ============

Fiscal 2004 ("2004") Compared to Pro Forma 2003 ("pro forma 2003") and Reported Results 2003 ("reported 2003")

      Revenues

      Net cruise revenues increased $1.67 billion, or 29%, to $7.50 billion in 2004 from $5.83 billion in pro forma 2003. The 17.2% increase in ALBD's between pro forma 2003 and 2004 accounted for $1.0 billion of the increase, and the remaining $670 million was from increased net revenue yields, which increased 9.8% in 2004 compared to pro forma 2003 (gross revenue yields increased by 9.7%). Net revenue yields increased in 2004 primarily from higher cruise ticket prices, a 1.9% increase in occupancy, higher onboard revenues and the weaker U.S. dollar relative to the euro and sterling. Net revenue yields as measured on a constant dollar basis, where we recompute 2004 net revenue yields at the foreign currency exchange rates in effect for pro forma 2003, increased 6.6% in 2004. Gross cruise revenues increased $2.10 billion, or 29%, in 2004 to $9.43 billion from $7.33 billion in pro forma 2003 primarily for the same reasons as net cruise revenues.

      Net cruise revenues increased $2.29 billion, or 44%, to $7.50 billion in 2004 from $5.21 billion in reported 2003. The 32.1% increase in ALBD's between reported 2003 and 2004, which included P&O Princess for a full year in 2004, but only since April 17, 2003 during 2003, accounted for $1.67 billion of the increase, and the remaining $615 million was from increased net revenue yields, which increased 8.9% in 2004 compared to 2003 (gross revenue yields increased by 10.5%). Net revenue yields increased primarily for the same reasons as noted above. Gross cruise revenues increased $2.97 billion, or 46%, in 2004 to $9.43 billion from $6.46 billion for primarily the same reasons as net cruise revenues.

      Onboard and other revenues included concession revenues of $261 million in 2004, $201 million in pro forma 2003 and $192 million in reported 2003, which increased in 2004 compared to both pro forma 2003 and reported 2003 primarily because of the same reasons noted above for net cruise revenues.

      Other non-cruise revenues increased $48 million, or 13.7%, to $398 million in 2004 from $350 million in proforma 2003 (an increase of $53 million, or 15.4% from $345 million in reported 2003) primarily due to the increase in the number of cruise/tours sold, as well as price increases.

      Costs and Expenses

      Net cruise costs increased $777 million, or 21%, to $4.55 billion in 2004 from $3.77 billion in pro forma 2003. The 17.2% increase in ALBD's between pro forma 2003 and 2004 accounted for $650 million of the increase, and the remaining $127 million was from increased net cruise costs per ALBD, which increased 2.9% in 2004 compared to pro forma 2003 (gross cruise costs per ALBD increased 4.8%). Net cruise costs per ALBD increased primarily due to a 7.8% increase in 2004 fuel prices and the weaker U.S. dollar relative to the euro and the sterling in 2004. In addition, net cruise costs increased as a result of the 2004 Atlantic hurricane season and Cunard's $10 million of relocation costs, resulting from combining the Cunard back-office operations into Princess' operations. Net cruise costs per ALBD as measured on a constant dollar basis compared to pro forma 2003 declined 0.5% in 2004. The decrease in constant dollar net cruise costs was primarily the result of the economies of scale associated with the pro forma 17.2% ALBD increase and synergy savings from the integration efforts following the DLC transaction. Gross cruise costs increased $1.20 billion, or 23%, in 2004 to $6.48 billion from $5.23 billion in pro forma 2003 primarily for the same reasons as net cruise costs.

      Net cruise costs increased $1.28 billion, or 39%, to $4.55 billion in 2004 from $3.27 billion in reported 2003. The increase in ALBD's between reported 2003 and 2004 accounted for $1.05 billion of the increase, and the remaining $230 million was from increased net cruise costs per ALBD, which increased 5.2% in 2004 compared to reported 2003 (gross cruise costs per ALBD increased 8.5%). Net cruise costs per ALBD increased primarily for the same reasons as noted above. Gross cruise costs increased $1.96 billion, or 43%, in 2004 to $6.48 billion from $4.52 billion in reported 2003 primarily for the same reasons as net cruise costs and a higher proportion of P&O Princess brands' customers who purchased air from us.

      Other non-cruise operating expense increased $24 million, or 8.5%, to $308 million in 2004 from $284 million in pro forma 2003 (an increase of $32 million, or 11.6%, from $276 million in reported 2003) primarily due to the increased volume of cruise/tours sold in 2004.

      Depreciation and amortization expense increased by $159 million, or 24.3%, to $812 million in 2004 from $653 million in pro forma 2003 largely due to the pro forma 17.2% expansion of the combined fleet and ship improvement expenditures, as well as the impact of a weaker U.S. dollar. Depreciation and amortization increased by $227 million, or 38.8%, to $812 million in 2004 from $585 million in reported 2003. This increase was primarily due to the same factors as noted above and the result of the consolidation of P&O Princess.

      Nonoperating (Expense) Income

      Net interest expense, excluding capitalized interest, increased to $292 million in 2004 from $217 million in reported 2003, or $75 million, which increase consisted primarily of a $102 million increase in interest expense from our increased level of average borrowings and a weaker U.S. dollar, partially offset by a $27 million decrease in interest expense due to lower average borrowing rates. The higher average debt balances were primarily a result of our consolidation of the former P&O Princess debt and new ship deliveries.

      Income Taxes

      Income tax expense increased $18 million from reported 2003 to $47 million in 2004 primarily because of the increase in Costa's Italian taxable income and other taxes relating to our operations.

Pro Forma 2003 ("pro forma 2003") Compared to Pro Forma 2002 ("pro forma 2002") and Reported Results 2003 ("reported 2003") Compared to Reported Results 2002 ("reported 2002")

      Revenues

      Net cruise revenues increased $703 million, or 14%, to $5.83 billion in pro forma 2003 from $5.12 billion in pro forma 2002. The 17.5% increase in pro forma ALBD's accounted for $895 million of the increase, which was partially offset by a $192 million reduction from lower net revenue yields, which declined 3.2% in pro forma 2003 compared to pro forma 2002 (gross revenue yields decreased 3.8%). Net revenue yields decreased largely because of lower cruise ticket prices, and to a lesser extent, lower occupancy levels. Our revenue yields in 2003 were adversely affected by consumer concerns about travel during the period leading up to the war with Iraq and its eventual outbreak, the uncertain world economy and the increase in cruise industry capacity. This was partially offset by the weaker U.S. dollar. Gross cruise revenues increased $848 million, or 13%, in pro forma 2003 to $7.33 billion from $6.48 billion in pro forma 2002 primarily for the same reasons as net cruise revenues.

      Net cruise revenues increased $1.74 billion, or 50%, to $5.21 billion in reported 2003 from $3.47 billion in reported 2002. The 55.4% increase in reported ALBD's, which only included P&O Princess since April 17, 2003, accounted for $1.92 billion of the increase, which was partially offset by $185 million from lower net revenue yields, which declined 3.4% in reported 2003 compared to reported 2002 (gross revenue yields decreased 2.1%). Net revenue yields decreased primarily for the same reasons as noted above. Gross cruise revenues increased $2.22 billion, or 52%, in reported 2003 to $6.46 billion from $4.24 billion in reported 2002 primarily for the same reasons as net cruise revenues.

      Onboard and other revenues included concession revenues of $201 million in pro forma 2003, $156 million in pro forma 2002, $192 million in reported 2003 and $147 million in reported 2002.

      Other non-cruise revenues increased $169 million, or 96%, to $345 million in reported 2003 from $176 million in reported 2002 due to the consolidation of Princess Tours and P&O Travel Ltd.

      Costs and Expenses

      Net cruise costs increased $652 million, or 21%, to $3.77 billion in pro forma 2003 from $3.12 billion in pro forma 2002. The 17.5% increase in pro forma ALBD's accounted for $546 million of the increase, and the remaining $106 million was from increased net cruise costs per ALBD, which increased 2.9% in pro forma 2003 compared to pro forma 2002 (gross cruise cost per ALBD increased 0.2%). Net cruise costs per ALBD increased primarily due to a 20% increase in fuel prices and the weak U.S. dollar relative to the euro and the sterling, partially offset by the economies of scale associated with the 17.5% pro forma ALBD increase. Gross cruise costs increased $797 million, or 18%, in pro forma 2003 to $5.28 billion from $4.45 billion in pro forma 2002 primarily for the same reasons as net cruise costs.

      Net cruise costs increased $1.25 billion, or 61%, to $3.27 billion in reported 2003 from $2.03 billion in reported 2002. The increase in reported ALBD's accounted for $1.12 billion of the increase and the remaining $130 million was from increased net cruise costs per ALBD, which increased 3.9% in reported 2003 compared to reported 2002 (gross cruise cost per ALBD increased 3.9%). Gross cruise costs increased $1.72 billion, or 61%, in reported 2003 to $4.52 billion from $2.80 billion in reported 2002 primarily for the same reasons as net cruise costs and a higher proportion of P&O Princess brands' customers who purchased air from us.

      Other non-cruise operating expense increased $131 million, or 90.3%, to $276 million in reported 2003 from $145 million in reported 2002 due to the consolidation of Princess Tours and P&O Travel.

      Depreciation and amortization expense increased by $119 million, or 22.3%, to $653 million in pro forma 2003 from $534 million in pro forma 2002 largely due to the expansion of the combined fleet and ship improvement expenditures, as well as the impact of a weaker U.S. dollar. Depreciation and amortization increased by $203 million, or 53.1%, to $585 million in reported 2003 from $382 million in reported 2002. Approximately $126 million of this increase was from the consolidation of the former P&O Princess acquired operations. The majority of the remaining increase was a result of the expansion of the Carnival Corporation fleet and ship improvement expenditures.

      Nonoperating (Expense) Income

      Net interest expense, excluding capitalized interest, increased to $217 million in reported 2003 from $118 million in reported 2002, or $99 million, which increase consisted primarily of a $125 million increase in interest expense from our increased level of average borrowings and a weaker U.S. dollar, partially offset by a $31 million decrease in interest expense due to lower average borrowing rates. The higher average debt balances were primarily a result of our consolidation of the former P&O Princess debt and new ship deliveries.

      Income Taxes

      The income tax expense of $29 million in reported 2003 was primarily due to the consolidation of Carnival plc's U.S. based Princess Tours and Costa's Italian taxable income.

Liquidity and Capital Resources

      Sources and Uses of Cash

      Our business provided $3.22 billion of net cash from operations during fiscal 2004, an increase of $1.28 billion, or 66.4%, compared to fiscal 2003, due primarily to a full year in 2004 of the P&O Princess operations and significantly higher cash flows from operations. We continue to generate substantial cash from operations and remain in a strong financial position.

      During fiscal 2004, our net expenditures for capital projects were $3.59 billion, of which $3.22 billion was spent for our ongoing new shipbuilding program, including the final delivery payments for seven new ships. The remaining capital expenditures consisted primarily of $219 million for ship improvements and refurbishments, and $151 million for Alaska tour assets, cruise port facility developments and information technology assets.

      During fiscal 2004, we borrowed $843 million, which were used primarily to finance a portion of the Diamond Princess and Sapphire Princess purchase prices. During fiscal 2004, we made $932 million of debt repayments, which included $330 million of debt repaid prior to its maturity date in order to reduce our borrowing rates. Finally, we borrowed $272 million of net short-term bank borrowings primarily to make a portion of the final ship delivery payment for the Costa Magica. We also paid cash dividends of $400 million in fiscal 2004.

      Future Commitments and Funding Sources

      At November 30, 2004, our contractual cash obligations, and the effects such obligations are expected to have on our liquidity and cash flow in future periods were as follows (in millions):

                                                  Payments Due by Fiscal Year
                                      ---------------------------------------------------
Contractual Cash
  Obligations               Total     2005     2006     2007     2008     2009  Thereafter
---------------             -----     ----     ----     ----     ----     ----  ----------
Long-term debt(a)          $ 7,572   $1,281   $1,686   $1,058   $1,435   $  141   $1,971
Short-term borrowings(a)       381      381
Fixed-rate interest
  payments(a)                1,675      211      162      146      210      103      843
Shipbuilding(a)              6,227    1,540    1,400    1,330    1,600      357
Port facilities and
  other(a)                     806      135       92       73       72       66      368
Operating leases(a)            231       51       37       25       21       18       79
Purchase obligations(b)        465      438       14        9        4
Other long-term
  liabilities reflected
  on the balance
  sheet(c)                     284       29       18       18       20       19      180
                           -------   ------   ------   ------   ------   ------   ------
Total contractual
  cash obligations(d)      $17,641   $4,066   $3,409   $2,659   $3,362   $  704   $3,441
                           =======   ======   ======   ======   ======   ======   ======

(a) See Notes 6 and 7 in the accompanying financial statements for additional information regarding these contractual cash obligations. Fixed-rate interest payments represent cash outflows for fixed interest payments, including interest swapped from a variable- rate to a fixed-rate, but does not include interest payments on variable-rate debt or interest swapped from a fixed-rate to a variable-rate, because these amounts cannot be reasonably estimated.

(b) Represents legally-binding commitments to purchase inventory and other goods and services made in the normal course of business to meet operational requirements. Many of our contracts contain clauses that allow us to terminate the contract with notice, and with or without a termination penalty. Termination penalties are generally an amount less than the original obligation. Historically, we have not had any significant defaults of our contractual obligations or incurred significant penalties for termination of our contractual obligations.

(c) Represents cash outflows for certain of our long-term liabilities that could be reasonably estimated. The primary outflows are for estimates of our employee benefit plan obligations, certain deferred income taxes and other long-term liabilities. Other long-term liabilities, such as deferred income, derivative contracts payable, which convert fixed rate debt to variable rate debt, fair value of hedged commitments and certain deferred income taxes, have been excluded from the table as they do not require cash settlement in the future or the timing of the cash outflow cannot be reasonably estimated.

(d) Foreign currency payments are based on the November 30, 2004 exchange rates.

      During 2004, the Board of Directors authorized the repurchase of up to $1 billion of Carnival Corporation or Carnival plc shares commencing in 2005, subject to certain repurchase restrictions on Carnival plc shares.

      At November 30, 2004, we had liquidity of $3.20 billion, which consisted of $660 million of cash and cash equivalents and short-term investments and $2.54 billion available for borrowing under our revolving credit facilities. Our revolving credit facilities mature in May and June 2006, except for Carnival plc's 600 million euro facility, which expires in March 2005, and is currently expected to be renewed for an additional year. No assurance can be given that we will be successful in extending this facility. A key to our access to liquidity is the maintenance of our strong credit ratings.

      Based primarily on our historical results, current financial condition and future forecasts, we believe that our existing liquidity and cash flow from future operations will be sufficient to fund most of our expected capital projects, debt service requirements, dividend payments, working capital and other firm commitments. In addition, based on our future forecasted operating results and cash flows for fiscal 2005, we expect to be in compliance with our debt covenants during 2005. However, our forecasted cash flow from future operations, as well as our credit ratings, may be adversely affected by various factors, including, but not limited to, those factors noted under "Cautionary Note Concerning Factors That May Affect Future Results." To the extent that we are required, or choose, to fund future cash requirements, including our future shipbuilding commitments, from sources other than as discussed above, we believe that we will be able to secure such financing from banks or through the offering of debt and/or equity securities in the public or private markets. No assurance can be given that our future operating cash flow will be sufficient to fund future obligations or that we will be able to obtain additional financing, if necessary.

Off-Balance Sheet Arrangements

      We are not a party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, certain derivative instruments and variable interest entities, that either have, or are reasonably likely to have, a current or future material effect on our financial statements.

Foreign Currency Exchange Rate Risks

      In 2003, we broadened our global presence through Carnival plc's foreign operations, in addition to the foreign currency denominated operations of our Costa subsidiary. Specifically, our expanded international business operations through P&O Cruises, Ocean Village and Swan Hellenic in the UK and AIDA in Germany subject us to an increasing level of foreign currency exchange risk related to the sterling and euro because these operations have either the sterling or the euro as their functional currency. Accordingly, exchange rate fluctuations of the sterling and the euro against the dollar will effect our reported financial results since the reporting currency for our consolidated financial statements is the U.S. dollar and the functional currency for our international operations is generally the local currency. Any weakening of the U.S. dollar against these local functional currencies has the financial statement effect of increasing the U.S. dollar values reported for cruise revenues and cruise expenses in our consolidated financial statements. Strengthening of the U.S. dollar has the opposite effect.

      We seek to minimize the impact of fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative financial instruments. The financial impacts of these hedging instruments are generally offset by corresponding changes in the underlying exposures being hedged. Our policy is to not use any financial instruments for trading or other speculative purposes.

      One of our primary foreign currency exchange rate risks is related to our outstanding commitments under ship construction contracts denominated in a currency other than the functional currency of the cruise brand that is expected to be operating the ship. These currency commitments are affected by fluctuations in the value of the functional currency as compared to the currency in which the shipbuilding contract is denominated. We generally use foreign currency swaps to manage foreign currency exchange rate risk from ship construction contracts (see Notes 2, 7 and 11 in the accompanying financial statements). Accordingly, increases and decreases in the fair value of these foreign currency swaps offset changes in the fair value of the foreign currency denominated ship construction commitments, thus resulting in the elimination of such risk.

      Specifically, we have foreign currency swaps for three of our euro denominated shipbuilding contracts. At November 30, 2004, the fair value of these foreign currency swaps was an unrealized gain of $219 million which is recorded, along with an offsetting $219 million fair value liability related to our shipbuilding firm commitments, on our accompanying 2004 balance sheet. Based upon a 10% strengthening or weakening of the U.S. dollar compared to the euro as of November 30, 2004, assuming no changes in comparative interest rates, the estimated fair value of these foreign currency swaps would decrease or increase by $105 million, which would be offset by a decrease or increase of $105 million in the U.S. dollar value of the related foreign currency ship construction commitments resulting in no net dollar impact to us.

      However, at November 30, 2004, we also have three shipbuilding contracts denominated in euros, one of which has been assigned to a sterling functional currency company and two, which are still unassigned, for which we have not entered into any foreign currency swaps. At current exchange rates, it is most likely that these two contracts will be assigned to one of our cruise brands whose functional currency is the euro or sterling.

      The cost of shipbuilding orders that we may place in the future for our cruise lines who generate their cash flows in a currency that is different than the shipyard's operating currency, generally the euro, is expected to be affected by foreign currency exchange rate fluctuations. Given the decline in the U.S. dollar relative to the euro, the U.S. dollar cost to order new cruise ships at current exchange rates has increased significantly. If the U.S. dollar remains at current levels or declines further, this may affect our ability to order future new cruise ships for U.S. dollar functional currency brands.

      Finally, we consider our investments in foreign subsidiaries to be denominated in relatively stable currencies and of a long-term nature. We partially address these exposures by denominating a portion of our debt or entering into foreign currency swaps in our subsidiaries' functional currencies (generally euros or sterling). Specifically, we have debt of $2.2 billion in euros and $415 million in sterling and have $887 million of foreign currency swaps, whereby we have converted $251 million of U.S. dollar debt into sterling debt, $466 million of U.S. dollar debt into euro debt and $170 million of euro debt into sterling debt, thus partially offsetting this foreign currency exchange rate risk. At November 30, 2004, the fair value of these foreign currency swaps was an unrealized loss of $137 million, which is recorded in AOCI and offsets a portion of the gains recorded in AOCI upon translating these foreign subsidiaries net assets into U.S. dollars. Based upon a 10% hypothetical increase or decrease in the November 30, 2004 foreign currency exchange rate, we estimate that these contracts fair values would increase or decrease by $89 million, which would be offset by a decrease or increase of $89 million in the U.S. dollar value of our net investments.

Interest Rate Risks

      We seek to minimize the impact of fluctuations in interest rates through our long-term investment and debt portfolio strategies, which include entering into a substantial amount of fixed rate debt instruments. We continuously evaluate our debt portfolio, and make periodic adjustments to the mix of floating rate and fixed rate debt based on our view of interest rate movements through the use of interest rate swaps. Accordingly in 2003 and 2001, we entered into fixed to variable interest rate swaps, which lowered our fiscal 2004, 2003 and 2002 interest costs, and are also expected to lower our fiscal 2005 interest costs. At November 30, 2004, 68% of the interest cost on our long-term debt was effectively fixed and 32% was variable, including the effect of our interest rate swaps.

      Specifically, we have interest rate swaps at November 30, 2004, which effectively changed $929 million of fixed rate debt to Libor-based floating rate debt. In addition, we have interest rate swaps at November 30, 2004, which effectively changed $828 million of euribor floating rate debt to fixed rate debt. The fair value of our long-term debt and interest rate swaps at November 30, 2004 was $8.46 billion. Based upon a hypothetical 10% decrease or increase in the November 30, 2004 market interest rates, the fair value of our long-term debt and interest rate swaps would increase or decrease by approximately $100 million and interest expense on our variable rate debt, including the effect of our interest rate swaps, would increase or decrease by approximately $8 million.

      In addition, based upon a hypothetical 10% decrease or increase in Carnival Corporation's November 30, 2004 common stock price, the fair value of our convertible notes would increase or decrease by approximately $230 million.

      These hypothetical amounts are determined by considering the impact of the hypothetical interest rates and common stock price on our existing long-term debt and interest rate swaps. This analysis does not consider the effects of the changes in the level of overall economic activity that could exist in such environments or any relationships which may exist between interest rate and stock price movements. Furthermore, since substantially all of our fixed rate long-term debt cannot currently be called or prepaid and $828 million of our variable rate long-term debt is subject to interest rate swaps which effectively fix the interest rate, it is unlikely we would be able to take any significant steps in the short-term to mitigate our exposure in the unlikely event of a significant decrease in market interest rates.

 Bunker Fuel Price Risks

      We have typically not used financial instruments to hedge our exposure to the bunker fuel price market risk. Based upon a 10% hypothetical increase or decrease in our fiscal 2004 average bunker fuel price of $194 per ton, we estimate that our fiscal 2005 bunker fuel cost would increase or decrease by approximately $55 million.

Selected Financial Data

      The selected consolidated financial data presented below for fiscal 2000 through 2004 and as of the end of each such year, are derived from our audited financial statements and should be read in conjunction with those financial statements and the related notes.

                                                        Years Ended November 30,
                                      -------------------------------------------------------------------
                                      2004           2003           2002             2001             2000
                                      ----           ----           ----             ----             ----
                                            (in millions, except per share and other operating data)
Statement of Operations
  and Cash Flow Data(a)(b)
Revenues                          $     9,727    $     6,718    $     4,383      $     4,549      $     3,791
Operating income                  $     2,173    $     1,383    $     1,042      $       892      $       983
Net income(c)                     $     1,854    $     1,194    $     1,016(d)   $       926(d)   $       965
Earnings per share(c)
  Basic                           $      2.31    $      1.66    $      1.73      $      1.58      $      1.61

  Diluted(e)                      $      2.24    $      1.63    $      1.69      $      1.57      $      1.60
Dividends declared
  per share                       $     0.525    $     0.440    $     0.420      $     0.420      $     0.420
Cash from operations              $     3,216    $     1,933    $     1,469      $     1,239      $     1,280
Capital expenditures              $     3,586    $     2,516    $     1,986      $       827      $     1,003

Other Operating Data(a)(b)
Available lower berth days(f)      44,009,061     33,309,785     21,435,828       20,685,123       15,888,404
Passengers carried                  6,306,168      5,037,553      3,549,019        3,385,280        2,669,153
Occupancy percentages(g)                104.5%         103.4%         105.2%           104.7%           105.4%

                                                    As of November 30,
                                     -----------------------------------------------
                                     2004       2003       2002       2001      2000
                                     ----       ----       ----       ----      ----
                                            (in millions, except percentages)
Balance Sheet and Other
  Data (a)(b)

Total assets                        $27,636    $24,491    $12,335    $11,564    $9,831
Long-term debt, excluding
  current portion                   $ 6,291    $ 6,918    $ 3,014    $ 2,955    $2,099
Total shareholders' equity          $15,760    $13,793    $ 7,418    $ 6,591    $5,871
Debt to capital(h)                     33.5%      34.9%      29.9%      31.1%     28.6%

(a) Includes the results of Carnival plc since April 17, 2003. Accordingly, the information for 2004 and 2003 is not comparable to the prior periods. Our results for the three years prior to fiscal 2004, were negatively affected by a number of factors affecting consumers' vacation demands including, among other things, armed conflicts in the Middle East and elsewhere, terrorist attacks in the U.S. and elsewhere, the uncertain worldwide economy and adverse publicity surrounding these and other events.

(b) From June 1997 through September 28, 2000, we owned 50% of Costa. On September 29, 2000, we completed the acquisition of the remaining 50% interest in Costa. We accounted for this transaction using the purchase accounting method. In fiscal 2000, we accounted for our 50% interest in Costa using the equity method. Commencing in fiscal 2001, Costa's results of operations have been consolidated. Our November 30, 2000 and subsequent consolidated balance sheets include Costa's balance sheet. The statistical information for 2000 does not include Costa.

(c) Effective December 1, 2001, we adopted SFAS No. 142, which required us to stop amortizing goodwill as of December 1, 2001. If amortization of goodwill had not been recorded for fiscal 2001 and 2000, our adjusted net income and adjusted basic and diluted earnings per share would have been as follows (in millions, except per share data):

                                                 Years Ended November 30,
                                                 ------------------------
                                                      2001       2000
                                                      ----       ----

      Net income                                      $ 926      $ 965
      Goodwill amortization                              26         23
                                                      -----      -----
      Adjusted net income                             $ 952      $ 988
                                                      =====      =====

      Adjusted earnings per share
        Basic                                         $1.63      $1.65
                                                      =====      =====
        Diluted                                       $1.61      $1.64
                                                      =====      =====

      As required by EITF No. 04-08, we have retroactively restated our 2001 diluted earnings per share amount and reduced it from the previously reported amount by $0.01.

(d) Our net income for fiscal 2002 and 2001 includes an impairment charge of $20 million and $140 million, respectively, and fiscal 2001 includes a nonoperating net gain of $101 million from the sale of our investment in Airtours plc. In addition, fiscal 2002 includes a $51 million income tax benefit as a result of an Italian investment incentive.

(e) During the fourth quarter of 2004, we elected to early adopt EITF No. 04-08. As required by EITF No. 04-08, we have retroactively restated our 2003, 2002 and 2001 diluted earnings per share amounts and reduced them from the previously reported amounts by $0.03, $0.04, and $0.01, respectively.

(f) Total annual passenger capacity for the period, assuming two passengers per cabin, that we offered for sale, which is computed by multiplying passenger capacity by revenue- producing ship operating days in the period.

(g) In accordance with cruise industry practice, occupancy percentage is calculated using a denominator of two passengers per cabin even though some cabins can accommodate three or more passengers. The percentages in excess of 100% indicate that more than two passengers occupied some cabins.

(h) Percentage of total debt to the sum of total debt and shareholders' equity.

Market Price for Common Stock and Ordinary Shares

      Carnival Corporation's common stock, together with paired trust shares of beneficial interest in the P&O Princess Special Voting Trust (which holds a Special Voting Share of Carnival plc), is traded on the NYSE under the symbol "CCL". Effective April 22, 2003, Carnival plc's ordinary shares trade on the London Stock Exchange under the symbol "CCL" (formerly traded under "POC"). Effective April 21, 2003, Carnival plc's ADSs, each one of which represents one Carnival plc ordinary share, are traded on the NYSE under the symbol "CUK" (formerly traded under "POC"). The depository for the ADSs is JPMorgan Chase Bank. The high and low stock sales price for the periods indicated were as follows:

   Carnival Corporation
                                High         Low
                                ----         ---

Fiscal 2004
  Fourth Quarter               $53.65      $45.29
  Third Quarter                $48.05      $41.55
  Second Quarter               $46.50      $40.05
  First Quarter                $46.30      $34.95

Fiscal 2003
  Fourth Quarter               $35.99      $32.76
  Third Quarter                $36.04      $30.50
  Second Quarter               $30.74      $20.34
  First Quarter                $28.15      $21.86

   Carnival plc
                           Price per Ordinary
                               Share (GBP)                Price per ADS (USD)
                               -----------                -------------------
                             High            Low            High       Low
                             ----            ---            ----       ---
Fiscal 2004
  Fourth Quarter       (pound)30.89      (pound)26.22      $57.15     $47.43
  Third Quarter        (pound)27.30      (pound)23.65      $50.03     $43.85
  Second Quarter       (pound)26.72      (pound)22.98      $48.05     $41.20
  First Quarter        (pound)26.12      (pound)20.30      $49.21     $35.13

Fiscal 2003(a)
  Fourth Quarter       (pound)21.80      (pound)18.72      $35.71     $31.21
  Third Quarter        (pound)21.80      (pound)16.50      $33.98     $27.92
  Second Quarter       (pound)17.41      (pound)11.24      $28.50     $18.54
  First Quarter        (pound)16.82      (pound)11.97      $26.22     $19.97

(a) Per share price prior to the DLC transaction on April 17, 2003 has been adjusted for the effect of the consolidation of each 3.3289 existing shares into one share effected in connection with the DLC transaction.

      As of February 7, 2005, there were approximately 3,965 holders of record of Carnival Corporation common stock and 58,404 holders of record of Carnival plc ordinary shares and 72 holders of record of Carnival plc ADSs. The past performance of our stock prices cannot be relied on as a guide to their future performance.

      Since the completion of the DLC transaction, Carnival plc dividends per share are the same as Carnival Corporation's per share dividends and are declared in U.S. dollars. Carnival plc UK ordinary shareholders can elect to receive these dividends either in U.S. dollars or sterling, based upon a current U.S. dollar to sterling exchange rate announced prior to the dividend payment date.

Selected Quarterly Financial Data (Unaudited)

      Our revenue from the sale of passenger tickets is seasonal, with our third quarter being the strongest. Historically, demand for cruises has been greatest during our third fiscal quarter, which includes the Northern Hemisphere summer months. The consolidation of P&O Princess brands has caused our quarterly results to be more seasonal than we had previously experienced, as their business is more seasonal. This higher demand during the third quarter results in higher net revenue yields and, accordingly, the largest share of our net income is earned during this period. Substantially all of Holland America Tours' and Princess Tours' revenues and net income are generated from May through September in conjunction with the Alaska cruise season.

      Quarterly financial results for fiscal 2004 were as follows:

                                         Quarters Ended
                       ----------------------------------------------------
                       February 29    May 31      August 31     November 30
                       -----------    ------      ---------     -----------
                                (in millions, except per share data)

Revenues                $1,981        $2,257        $3,246         $2,243
Operating income        $  260        $  406        $1,160         $  347
Net income              $  203        $  332        $1,025         $  294
Earnings per share
  Basic                 $ 0.25        $ 0.41        $ 1.28         $ 0.37
  Diluted               $ 0.25        $ 0.40(a)     $ 1.22(a)      $ 0.36
Dividends declared
  per share             $0.125        $0.125        $0.125         $ 0.15

Quarterly financial results for fiscal 2003 were as follows:

                                          Quarters Ended
                        ----------------------------------------------------
                        February 28    May 31      August 31     November 30
                        -----------    ------      ---------     -----------
                                (in millions, except per share data)

Revenues                 $1,035        $1,342        $2,524         $1,817
Operating income         $  132        $  168        $  809         $  274
Net income               $  127(b)     $  128(c)     $  734         $  205
Earnings per share
  Basic                  $ 0.22        $ 0.19        $ 0.92         $ 0.26
  Diluted                $ 0.22        $ 0.19        $ 0.88(a)      $ 0.26
Dividends declared
  per share              $0.105        $0.105        $0.105         $0.125

(a) Diluted earnings per share prior to the fourth quarter of 2004 have been restated for the early adoption of EITF No. 04-08 and reduced from the previously reported amounts by $0.01, $0.01 and $0.02 for the quarters ended May 31 and August 31 of 2004 and August 31, 2003, respectively.

(b)   Included $19 million of income from net insurance proceeds.

(c) Included $16 million of expenses related to litigation and other charges associated with the DLC transaction.

Glossary of Terms

The attached financial statements include certain U.S. accounting terminology, which may not be familiar to a UK reader. This glossary of terms is provided to assist in interpreting these financial statements.

UK Terms                                     U.S. Terms

Acquisition accounting                      Purchase method of accounting

Associate/Joint venture                     Equity investment

Called up share capital                     Common stock at par value

Creditors                                   Payables

Debtors                                     Receivables

Finance lease                               Capital lease

Financial year                              Fiscal year

Gearing                                     Debt/Capital (debt plus equity)

Interest payable                            Interest expense

Interest receivable                         Interest income

Profit                                      Income

Profit and loss account                     Statement of operations

Profit and loss account reserves            Retained earnings

Profit for the financial year               Net income

Provisions                                  Liabilities or reserves

Share premium                               Additional paid-in capital

Shareholders' funds                         Shareholders' equity

Stocks                                      Inventories

Tangible fixed assets                       Property, plant and equipment

Turnover                                    Revenue