Form 10-K, Exhibit 13
period 2010-11-30
CARNIVAL CORP; CARNIVAL PLC
filed 2011-01-31
CIK 815097, 1125259

Exhibit 13

CARNIVAL CORPORATION & PLC

CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per share data)

	Years Ended November 30,
	2010	2009	2008
Revenues
Cruise
Passenger tickets	$11,084	$10,288	$11,511
Onboard and other	3,104	2,885	3,044
Tour and other	281	287	392

	14,469	13,460	14,947

Costs and Expenses
Operating
Cruise
Commissions, transportation and other	2,272	2,220	2,533
Onboard and other	474	461	501
Payroll and related	1,611	1,498	1,470
Fuel	1,622	1,156	1,774
Food	869	839	856
Other ship operating	2,032	1,997	1,913
Tour and other	212	236	293

Total	9,092	8,407	9,340
Selling and administrative	1,614	1,590	1,629
Depreciation and amortization	1,416	1,309	1,249

	12,122	11,306	12,218

Operating Income	2,347	2,154	2,729

Nonoperating (Expense) Income
Interest income	12	14	35
Interest expense, net of capitalized interest	(378)	(380)	(420)
Other (expense) income, net	(2)	18	27

	(368)	(348)	(358)

Income Before Income Taxes	1,979	1,806	2,371
Income Tax Expense, Net	(1)	(16)	(47)

Net Income	$1,978	$1,790	$2,324

Earnings Per Share
Basic	$2.51	$2.27	$2.96

Diluted	$2.47	$2.24	$2.90

Dividends Declared Per Share	$0.40		$1.60

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC

CONSOLIDATED BALANCE SHEETS

(in millions, except par values)

	November 30,
	2010	2009
ASSETS
Current Assets
Cash and cash equivalents	$429	$538
Trade and other receivables, net	248	362
Inventories	320	320
Prepaid expenses and other	247	298

Total current assets	1,244	1,518

Property and Equipment, Net	30,967	29,870
Goodwill	3,320	3,451
Other Intangibles	1,320	1,346
Other Assets	639	650

	$37,490	$36,835

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	$740	$135
Current portion of long-term debt	613	815
Accounts payable	503	568
Accrued liabilities and other	1,094	874
Customer deposits	2,805	2,575

Total current liabilities	5,755	4,967

Long-Term Debt	8,011	9,097
Other Long-Term Liabilities and Deferred Income	693	732
Commitments and Contingencies (Notes 6 and 7)
Shareholders’ Equity
Common stock of Carnival Corporation, $0.01 par value; 1,960 shares authorized; 646 shares at 2010 and 644 shares at 2009 issued	6	6
Ordinary shares of Carnival plc, $1.66 par value; 214 shares at 2010 and 213 shares at 2009 issued	355	354
Additional paid-in capital	8,094	7,920
Retained earnings	17,224	15,561
Accumulated other comprehensive (loss) income	(254)	462
Treasury stock, 39 shares at 2010 and 24 shares at 2009 of Carnival Corporation and 31 shares at 2010 and 46 shares at 2009 of Carnival plc, at cost	(2,394)	(2,264)

Total shareholders’ equity	23,031	22,039

	$37,490	$36,835

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Years Ended November 30,
	2010	2009	2008
OPERATING ACTIVITIES
Net income	$1,978	$1,790	$2,324
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,416	1,309	1,249
Share-based compensation	43	50	50
Other	(15)	37	(31)
Changes in operating assets and liabilities
Receivables	106	81	(70)
Inventories	(12)	10	(8)
Prepaid expenses and other	(14)	7	(18)
Accounts payable	(36)	74	(66)
Accrued and other liabilities	81	29	37
Customer deposits	271	(45)	(76)

Net cash provided by operating activities	3,818	3,342	3,391

INVESTING ACTIVITIES
Additions to property and equipment	(3,579)	(3,380)	(3,353)
Other, net	78	(4)	98

Net cash used in investing activities	(3,501)	(3,384)	(3,255)

FINANCING ACTIVITIES
Proceeds from (repayments of) short-term borrowings, net	626	(288)	138
Principal repayments of revolvers	(350)	(1,749)	(3,314)
Proceeds from revolvers	94	1,166	3,186
Principal repayments of other long-term debt	(1,842)	(1,273)	(1,211)
Proceeds from issuance of other long-term debt	1,280	2,299	2,243
Dividends paid	(237)	(314)	(1,261)
Purchases of treasury stock	(524)	(188)	(98)
Sales of treasury stock	545	196	15
Proceeds from settlement of foreign currency swaps	-	113	-
Other, net	4	(55)	(13)

Net cash used in financing activities	(404)	(93)	(315)

Effect of exchange rate changes on cash and cash equivalents	(22)	23	(114)

Net decrease in cash and cash equivalents	(109)	(112)	(293)
Cash and cash equivalents at beginning of year	538	650	943

Cash and cash equivalents at end of year	$429	$538	$650

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in millions)

	Common stock	Ordinary shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Treasury stock	Total shareholders’ equity
Balances at November 30, 2007, as previously reported	$6	$354	$7,599	$12,921	$1,296	$(2,213)	$19,963
Adoption of convertible debt and noncontrolling interest accounting pronouncements (Note 2)	-	-	263	(203)	-	-	60

Balances at November 30, 2007, as adjusted	6	354	7,862	12,718	1,296	(2,213)	20,023
Adoption of tax accounting interpretation (Note 8)	-	-	-	(11)	-	-	(11)
Comprehensive income:
Net income	-	-	-	2,324	-	-	2,324
Foreign currency translation adjustment	-	-	-	-	(1,816)	-	(1,816)
Other	-	-	-	-	(103)	-	(103)

Total comprehensive income	-	-	-	-	-	-	405
Cash dividends declared	-	-	-	(1,260)	-	-	(1,260)
Purchases and sales under the Stock Swap program and other (Note 2)	-	-	63	-	-	(83)	(20)

Balances at November 30, 2008	6	354	7,925	13,771	(623)	(2,296)	19,137
Comprehensive income:
Net income	-	-	-	1,790	-	-	1,790
Foreign currency translation adjustment	-	-	-	-	1,043	-	1,043
Other	-	-	-	-	42	-	42

Total comprehensive income	-	-	-	-	-	-	2,875
Purchases and sales under the Stock Swap programs and other (Note 2)	-	-	(5)	-	-	32	27

Balances at November 30, 2009	6	354	7,920	15,561	462	(2,264)	22,039
Comprehensive income:
Net income	-	-	-	1,978	-	-	1,978
Foreign currency translation adjustment	-	-	-	-	(664)	-	(664)
Other	-	-	-	-	(52)	-	(52)

Total comprehensive income	-	-	-	-	-	-	1,262
Cash dividends declared	-	-	-	(315)	-	-	(315)
Purchases and sales under the Stock Swap program and other (Note 5)	-	1	174	-	-	(130)	45

Balances at November 30, 2010	$6	$355	$8,094	$17,224	$(254)	$(2,394)	$23,031

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

The accompanying consolidated financial statements include the accounts of Carnival Corporation and Carnival plc and their respective subsidiaries. Together with their consolidated subsidiaries they are referred to collectively in these consolidated financial statements and elsewhere in this 2010 Annual Report as “Carnival Corporation & plc,” “our,” “us,” and “we.”

We are the largest cruise company and among the largest vacation companies in the world. Each of our cruise brands is an operating segment that we aggregate into either the (1) North America or (2) Europe, Australia & Asia reportable cruise segments (see Note 11). As of November 30, 2010, the summary by cruise brand of our passenger capacity, the number of cruise ships we operate and the primary areas or countries in which they are marketed are as follows:

Cruise Brands	Passenger Capacity (a)	Number of Cruise Ships	Primary Markets

North America
Carnival Cruise Lines	54,480	22	North America
Princess Cruises (“Princess”)	37,608	17	North America
Holland America Line	23,492	15	North America
Seabourn	1,524	5	North America

North America Cruise Brands	117,104	59

Europe, Australia & Asia (“EAA”)
Costa Cruises (“Costa”)	29,202	14	Italy, France and Germany
P&O Cruises (UK) (b)	15,098	7	United Kingdom (“UK”)
AIDA Cruises (“AIDA”)	12,054	7	Germany
Cunard	6,676	3	UK and North America
P&O Cruises (Australia)	6,322	4	Australia
Ibero Cruises (“Ibero”)	5,008	4	Spain and South America

EAA Cruise Brands	74,360	39

	191,464	98

(a)	In accordance with cruise industry practice, passenger capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or more passengers.

(b)	Includes the 1,200-passenger capacity Artemis, which was sold in October 2009 to an unrelated entity and is being operated by P&O Cruises (UK) under a bareboat charter agreement until April 2011.

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

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

We consolidate entities over which we have control, as typically evidenced by a direct ownership interest of greater than 50%, or for which we are the primary beneficiary (see Note 3). For affiliates where significant influence over financial and operating policies exists, as typically evidenced by a direct ownership interest from 20% to 50%, the investment is accounted for using the equity method. In July 2009, we purchased the remaining 25% interest in Ibero that we did not own for $33 million, which approximated this noncontrolling interests’ carrying value, and recorded this payment as a reduction to noncontrolling interests that is included within additional paid-in capital.

During the fourth quarter of 2010, we changed the classification of our port costs that vary with guest head counts to a gross presentation from a net presentation, which resulted in an increase in both passenger ticket revenues and commissions, transportation and other costs. This change had no impact on our operating or net income. We adjusted all prior period amounts to conform with this new classification. The amounts reclassified and now included on a gross basis in passenger ticket revenues and commissions, transportation and other costs were $346 million, $303 million and $301 million in fiscal 2010, 2009 and 2008, respectively.

On December 1, 2009, we adopted a new accounting pronouncement on a retrospective basis that requires the issuer of certain convertible debt instruments that may be settled in cash, or other assets, on conversion to separately account for the debt and equity components in a manner that reflects the issuer’s non-convertible debt borrowing rate. The impact of adopting this pronouncement had no effect on our previously reported diluted earnings per share. However, at November 30, 2007 we recorded an adjustment to reduce retained earnings by $203 million and increase additional paid-in capital by $209 million. For the year ended November 30, 2008, the impact of adopting this pronouncement was an additional $6 million of non-cash interest expense.

On December 1, 2009, we also adopted another new accounting pronouncement on a retrospective basis related to the presentation of our noncontrolling interests, which resulted in the reclassification of $54 million to additional paid-in capital from other long-term liabilities at November 30, 2007. In addition, we reclassified $35 million and $15 million as a reduction to additional paid-in capital instead of against other long-term liabilities during fiscal 2009 and 2008, respectively, related to the net reduction attributable to our noncontrolling interests. We did not separately present our noncontrolling interests in the consolidated financial statements for all periods presented since the amounts are insignificant.

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition, which are stated at cost. At November 30, 2010 and 2009, cash and cash equivalents are comprised of cash on hand, money market funds and time deposits.

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

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization were computed using the straight-line method over our estimates of average useful lives and residual values, as a percentage of original cost, as follows:

	Years	Residual Values
Ships	30	15%
Ship improvements	3-28	0% or 15%
Buildings and improvements	5-35	0-10%
Computer hardware and software	3-7	0-10%
Transportation equipment and other	2-20	0-10%
Leasehold improvements, including port facilities	Shorter of lease term or related asset life	-

Ship improvement costs that we believe add value to our ships, such as those incurred for major refurbishments, are capitalized to the ships and depreciated over their or the ships’ estimated remaining useful life, whichever is shorter, while costs of repairs and maintenance, including minor improvement costs, are charged to expense as incurred. We capitalize interest as part of acquiring ships and other capital projects during their construction period. The specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written-off upon retirement, which may result in a loss on disposal that is classified within other ship operating expenses in the accompanying Consolidated Statements of Income.

Dry-dock costs primarily represent planned major maintenance activities that are incurred when a ship is taken out of service for scheduled maintenance. These costs are expensed as incurred and included within other ship operating expenses in the accompanying Consolidated Statements of Income.

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

Intangibles

We review our goodwill for impairment annually and, when events or circumstances dictate, more frequently. All of our goodwill has been allocated to our reporting units, also referred to as “cruise brands”. Our goodwill impairment reviews consist of a two-step process. The first step is to determine the fair value of the cruise brand and compare it to the carrying value of the net assets allocated to the cruise brand. If this fair value exceeds the carrying value no further analysis or goodwill write-down is required. The second step is required if the fair value of the cruise brand is less than the carrying value of the net assets. In this step the estimated fair value of the cruise brand is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their relative fair values. If necessary, goodwill is then written-down to its implied fair value.

The costs of developing and maintaining our trademarks are expensed as incurred. Trademarks represent substantially all of our other intangibles. For certain of our acquisitions we have allocated a portion of the purchase prices to the acquiree’s identified trademarks. Trademarks are estimated to have an indefinite useful life and, therefore, are not amortizable, but are reviewed for impairment annually and, when events or circumstances dictate, more frequently. Our trademarks would be considered impaired if their carrying value exceeds their estimated fair value.

Revenue and Expense Recognition

Guest cruise deposits represent unearned revenues and are initially recorded as customer deposit liabilities generally when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities, and all associated direct costs and expenses of a voyage are recognized as cruise costs and expenses, upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. The impact of recognizing these shorter duration cruise revenues and expenses on a completed voyage basis versus on a pro rata basis is not material. Future travel discount vouchers issued to guests are recorded as a reduction of cruise passenger ticket revenues when such vouchers are utilized. Cancellation fees are recognized in cruise passenger ticket revenues at the time of the cancellation.

Our sale to guests of air and other transportation to and from our ships and the related cost of purchasing this service are recorded as cruise passenger ticket revenues and cruise transportation costs, respectively. The proceeds that we collect from the sale of third party shore excursions and on behalf of onboard concessionaires, net of the amounts remitted to them, are recorded as concession revenues, on a net basis, in onboard and other cruise revenues. These amounts are recognized on a completed voyage or pro rata basis as discussed above.

Cruise passenger ticket revenues include port charges collected from our guests that vary with guest head counts. As previously discussed, these same amounts are also expensed within commissions, transportation and other costs in the accompanying Consolidated Statements of Income when the corresponding revenues are recognized.

Revenues and expenses from our tour and travel services are recognized at the time the services are performed or expenses are incurred. Revenues from the leasing of our owned ships to unaffiliated parties are recognized ratably over the term of the charter agreement using the straight-line method.

Insurance and Self-Insurance

We use a combination of insurance and self-insurance to address a number of risks including, among others, injuries related to crew and guests, hull and machinery, war risk, workers’ compensation, employee health, property damage and general liability. Liabilities associated with certain of these risks, principally crew medical and crew and guest injury claims, are estimated actuarially based on historical claims experience, loss development factors and other assumptions. While we believe the estimated loss amounts accrued are adequate, the ultimate loss may differ from the amounts provided.

Selling and Administrative Expenses

Selling expenses include a broad range of advertising, such as marketing and promotional expenses. Advertising is charged to expense as incurred, except for media production costs. Media production costs are recorded as prepaid expenses and charged to expense upon the first airing of the advertisement. Advertising expenses totaled $507 million, $508 million and $524 million in fiscal 2010, 2009 and 2008, respectively. Administrative expenses represent the costs of our shoreside ship support, reservations and other administrative functions, and include salaries and related benefits, professional fees and occupancy costs, which are typically expensed as incurred.

Foreign Currency Translations and Transactions

We translate the assets and liabilities of our foreign operations that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign operations are translated at weighted-average exchange rates for the reporting period. Their equity is translated at historical rates and the resulting cumulative foreign currency translation adjustments are included as a component of accumulated other comprehensive income (“AOCI”). Therefore, the U.S. dollar value of these non-equity translated items in our consolidated financial statements will fluctuate from period to period, depending on the changing value of the dollar versus these currencies.

Exchange gains and losses arising from the remeasurement of monetary assets and liabilities and foreign currency transactions denominated in a currency other than the functional currency of the entity involved are immediately included in nonoperating earnings, unless such assets and liabilities have been designated to act as hedges of ship commitments or net investments in our foreign operations, respectively. These net gains or losses included in nonoperating earnings were insignificant in fiscal 2010, 2009 and 2008. In addition, the unrealized exchange gains or losses on our long-term intercompany receivables denominated in a non-functional currency, which are not expected to be repaid in the foreseeable future and are therefore considered to form part of our net investments, are recorded as foreign currency translation adjustments, which are included as a component of AOCI.

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

The deeds of guarantee are governed and construed in accordance with the laws of the Isle of Man. Subject to the terms of the deeds of guarantee, the holders of indebtedness and other obligations that are subject to the deeds of guarantee will have recourse to both Carnival plc and Carnival Corporation, though a Carnival plc creditor must first make written demand on Carnival plc and a Carnival Corporation creditor on Carnival Corporation. Once the written demand is made by letter or other form of notice, the holders of indebtedness or other obligations may immediately commence an action against the relevant guarantor. Accordingly, there is no requirement under the deeds of guarantee to obtain a judgment, take other enforcement actions or wait any period of time prior to taking steps against the relevant guarantor. All actions or proceedings arising out of or in connection with the deeds of guarantee must be exclusively brought in courts in England.

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

Simultaneously with the completion of the DLC transaction, a partial share offer (“PSO”) for 20% of Carnival plc’s shares was made and accepted, which enabled 20% of Carnival plc shares to be exchanged for 41.7 million Carnival Corporation shares. The shares of Carnival plc that are still held by us as a result of the PSO are accounted for as treasury stock in the accompanying Consolidated Balance Sheets.

NOTE 4 – Property and Equipment

Property and equipment consisted of the following (in millions):

	November 30,
	2010	2009
Ships	$37,348	$35,187
Ships under construction	696	770

	38,044	35,957
Land, buildings and improvements, including leasehold improvements and port facilities	858	864
Computer hardware and software, transportation equipment and other	934	913

Total property and equipment	39,836	37,734
Less accumulated depreciation and amortization	(8,869)	(7,864)

	$30,967	$29,870

Capitalized interest, primarily on our ships under construction, amounted to $26 million, $37 million and $52 million in fiscal 2010, 2009 and 2008, respectively. Ships under construction include progress payments for the construction of new ships, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. At November 30, 2010, two ships with an aggregate net book value of $802 million were pledged as collateral pursuant to mortgages related to $328 million of debt. See Note 5.

Repairs and maintenance expenses, including minor improvement costs and dry-dock expenses, were $797 million, $749 million and $661 million in fiscal 2010, 2009 and 2008, respectively, and are substantially all included in other ship operating expenses in the accompanying Consolidated Statements of Income.

In 2010, we recognized a $44 million gain on the sale of P&O Cruises (UK)’s Artemis as a reduction of other ship operating expenses in the accompanying Consolidated Statements of Income. We are operating Artemis under a bareboat charter agreement until April 2011.

NOTE 5 – Debt

Long-term debt and short-term borrowings consisted of the following (in millions):

	November 30,
	2010 (a)	2009 (a)
SECURED LONG-TERM DEBT
Fixed rate export credit facilities, collateralized by two ships, bearing interest at 5.4% and 5.5%, due through 2016	$328	$375
Floating rate export credit facilities collateralized by three ships, bearing interest at LIBOR plus 1.1% to 1.3% (1.7% to 2.6%), repaid or collateral released in 2010	-	325
Other	3	3

Total Secured Long-term Debt	331	703

UNSECURED LONG-TERM DEBT
Export Credit Facilities
Fixed rate export credit facilities, bearing interest at 4.2% to 5.0%, due through 2020 (b)	2,339	2,603
Euro fixed rate export credit facilities, bearing interest at 3.8% to 4.5%, due through 2025 (b)(c)	503	299
Floating rate export credit facilities, bearing interest at LIBOR plus 1.3% to 1.6% (1.9% to 2.0%), due through 2022 (d)(e)	688	83
Euro floating rate export credit facilities, bearing interest at EURIBOR plus 0.2% to 0.5% (1.1% to 1.6%), due through 2022 (f)(g)	824	1,111
Bank Loans
Fixed rate bank loans, bearing interest at 3.5% to 4.5%, due through 2015 (b)(h)(i)	851	850
Euro fixed rate bank loans, bearing interest at 3.9% to 4.7%, due through 2021 (b)	406	524
Floating rate bank loans, bearing interest at LIBOR plus 1.9% (2.2%), due in 2013 (i)(j)	150	200
Euro floating rate bank loans, bearing interest at EURIBOR plus 0.6% to 1.3% (1.6% to 2.3%), due in 2014 (b)(k)	262	152
Revolver (i)(l)
Loans, bearing interest at LIBOR plus 0.2% (0.6%)	5	212
Euro loans, bearing interest at EURIBOR plus 0.2% (0.6%)	-	52
Private Placement Notes
Fixed rate notes, bearing interest at 5.9% to 6.0%, due through 2016	123	224
Euro fixed rate notes, bearing interest at 6.7% to 7.3%, due through 2018 (b)	246	278
Publicly-Traded Notes
Fixed rate notes, bearing interest at 6.7% to 7.2%, due through 2028	529	530
Euro fixed rate notes, bearing interest at 4.3%, due in 2013	991	1,119
Sterling fixed rate notes, bearing interest at 5.6%, due in 2012	322	339
Publicly-Traded Convertible Notes
Notes, bearing interest at 2%, repaid in 2010	-	595
Notes, bearing interest at 1.75%, net of discount, due in 2013	6	9
Other	48	29

Total Unsecured Long-term Debt	8,293	9,209

UNSECURED SHORT-TERM BORROWINGS
Commercial paper, with aggregate weighted-average interest rate of 0.5%, repaid in December 2010 (l)	696	96
Euro bank loans, with aggregate weighted-average interest rate of 1.2%, repaid in December 2010	44	39

Total Unsecured Short-term Borrowings	740	135

Total Unsecured Debt	9,033	9,344

Total Debt	9,364	10,047

Less short-term borrowings	(740)	(135)
Less current portion of long-term debt	(613)	(815)

Total Long-term Debt	$8,011	$9,097

(a)	All interest rates are as of the latest balance sheet date for which there is an outstanding debt balance. The debt table does not include the impact of our foreign currency and interest rate swaps. At November 30, 2010, 60%, 37% and 3% (59%, 38% and 3% at November 30, 2009) of our debt was U.S. dollar, euro and sterling-denominated, respectively, including the effect of foreign currency swaps. Substantially all of our debt agreements contain one or more financial covenants that require us, among other things, to maintain minimum debt service coverage and minimum shareholders’ equity and to limit our debt to capital and debt to equity ratios and the amounts of our secured assets and secured and other indebtedness. Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables (see Note 10) could become due, and all debt and derivative contracts could be terminated. At November 30, 2010, we believe we were in compliance with all of our debt covenants.

(b)	Includes an aggregate $3.7 billion of debt whose interest rate will increase upon a reduction in the senior unsecured credit ratings of Carnival Corporation or Carnival plc from BBB+/A3 to BBB/Baa2 and will increase further upon additional credit rating reductions, exclusive of the amount shown in Note (i).

(c)	In 2010, Costa Cruises, one of our Italian subsidiaries, borrowed $246 million under an unsecured euro-denominated export credit facility, which bears interest at 3.75% and is due in semi-annual installments through 2025.

(d)	In 2010, we repaid $78 million of an unsecured floating rate export credit facility that was borrowed to pay for a portion of Seabourn Odyssey’s purchase price prior to its maturity dates through 2014.

(e)	In 2010, we borrowed $445 million under an unsecured floating rate export credit facility, the proceeds of which were used to pay for a portion of Queen Elizabeth’s purchase price. This facility bears interest at LIBOR plus 160 basis points (“bps”) and is due in semi-annual installments through 2022.

(f)	In 2010, we borrowed $371 million under an unsecured euro-denominated export credit facility, the proceeds of which were used to pay for a portion of AIDAblu’s purchase price. This facility bears interest at EURIBOR plus 50 bps and is due in semi-annual installments through 2022.

(g)	In 2010, we repaid $390 million of an unsecured floating rate euro-denominated export credit facility that was borrowed to pay for a portion of Costa Pacifica’s purchase price prior to its maturity dates through 2019.

(h)	Includes two facilities that aggregate to $650 million, which currently carry fixed interest rates. However, each facility can be switched in the future to a floating interest rate at the option of the lenders.

(i)	Includes an aggregate $356 million of debt whose interest rate, and in the case of the revolver its commitment fees, will increase upon a reduction in the senior unsecured credit ratings of Carnival Corporation or Carnival plc from A3 to Baa1 and will increase further upon additional credit rating reductions.

(j)	In 2010, we repaid a $100 million unsecured floating rate bank loan prior to its maturity in 2012.

(k)	In 2010, we borrowed $132 million under an unsecured euro-denominated bank loan, which bears interest at EURIBOR plus 125 bps and is due in February 2014.

(l)	Carnival Corporation, Carnival plc and certain of Carnival plc’s subsidiaries are parties to our principal revolver for $2.0 billion (comprised of $1.2 billion, €400 million and £200 million). Under this revolver, we can draw loans in U.S. dollars, euros and sterling. Its availability is reduced by the amount of our commercial paper, which was $696 million at November 30, 2010.

At November 30, 2010, the scheduled annual maturities of our debt were as follows (in millions):

	Fiscal
	2011	2012	2013	2014	2015	Thereafter
Short-term borrowings	$740
Long-term debt	613	$1,159	$1,715	$1,006	$1,128	$3,003

	$1,353	$1,159	$1,715	$1,006	$1,128	$3,003

Debt issuance costs are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the notes. In addition, all debt issue discounts are amortized to interest expense using the effective interest rate method over the term of the notes.

Committed Ship Financings

We have unsecured long-term export credit committed ship financings, for which we have the option to draw in euros and/or U.S. dollars depending on the facility, in order to pay for a portion of our ships’ purchase prices. These commitments, if drawn, are generally repayable semi-annually over 12 years. We have the option to cancel each one until 60 days prior to the underlying ship’s delivery date.

At January 31, 2011, our committed ship financings are as follows:

Cruise Brands and Ships	Month/Year Committed	Fiscal Year Scheduled for Funding	Amount
			(in millions)
North America Brands
Carnival Cruise Lines
Carnival Magic	11/09	2011	$544
Carnival Breeze	11/09	2012	560

			1,104

Princess
Newbuild	04/10	2013	535
Newbuild	04/10	2014	535

			1,070

North America Cruise Brands			2,174

Europe, Australia & Asia (“EAA”) Brands
AIDA
AIDAbella	12/10	2011	233
AIDAsol	12/08	2011	381
AIDAmar	12/08	2012	387
Newbuild	12/10	2013	316

			1,317

Costa
Costa Favolosa	06/09	2011	199

EAA Cruise Brands			1,516

			$3,690

Revolving Credit Facilities

Under our principal revolver, we are required to pay a commitment fee of 30% of the margin per annum on any undrawn portion. If more than 50% of this revolver is drawn, we will incur an additional 5 bps utilization fee on the total amount outstanding. This revolver matures in October 2012, except for $39 million which matures in October 2011. In addition, we had four other revolving credit facilities with an aggregate amount of $423 million available at November 30, 2010. These other facilities serve as back-up liquidity to our principal revolver and mature through 2014. At November 30, 2010, $1.8 billion was available under our revolvers. In January 2011, we cancelled one of these other revolving credit facilities in the amount of $100 million.

Convertible Notes

On September 24, 2010, we issued a notice of redemption to the noteholders of our 2% Convertible Notes (“2% Notes”) that all of the outstanding 2% Notes would be redeemed by October 25, 2010 (the “Redemption Date”), for cash at a price equal to 100% of the principal amount outstanding plus unpaid accrued interest. As a result of the redemption, the 2% Notes became convertible into shares of Carnival Corporation common stock through the Redemption Date, for which we elected to deliver cash in lieu of common stock. All of the $595 million of outstanding 2% Notes were redeemed or converted for cash. The $52 million of cash paid upon conversion in excess of the 2% Notes carrying value was recorded as a reduction to additional paid-in capital.

NOTE 6 – Commitments

Ship Commitments

At November 30, 2010, we had 10 ships under contract for construction with an aggregate passenger capacity of 27,500. The estimated total cost of these ships is approximately $6.1 billion, which includes the contract price with the shipyard, design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. We have paid $603 million through November 30, 2010 and anticipate paying $2.1 billion, $1.8 billion, $1.0 billion and $625 million of the remaining estimated total costs in fiscal 2011, 2012, 2013 and 2014, respectively.

Operating Leases, Port Facilities and Other Commitments

Rent expense under our operating leases, primarily for office and warehouse space, was $61 million, $54 million and $52 million in fiscal 2010, 2009 and 2008, respectively. At November 30, 2010, minimum amounts payable for our operating leases, with initial or remaining terms in excess of one year, and for the annual usage of port facilities and other contractual commitments with remaining terms in excess of one year, were as follows (in millions):

	Fiscal
	2011	2012	2013	2014	2015	Thereafter	Total
Operating leases	$44	$39	$34	$25	$23	$108	$273
Port facilities and other	118	114	107	100	98	811	1,348

	$162	$153	$141	$125	$121	$919	$1,621

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

Contingent Obligations – Lease Out and Lease Back Type (“LILO”) Transactions

At November 30, 2010, Carnival Corporation had estimated contingent obligations totaling $551 million, excluding termination payments as discussed below, to participants in LILO transactions for two of its ships. At the inception of these leases, the aggregate of the net present value of these obligations was paid by Carnival Corporation to a group of major financial institutions, who agreed to act as payment undertakers and directly pay these obligations. Accordingly, these contingent obligations are considered extinguished, and neither the funds nor the contingent obligations have been included in our accompanying Consolidated Balance Sheets.

In the event that Carnival Corporation were to default on its contingent obligations and assuming performance by all other participants, we estimate that we would, as of November 30, 2010, be responsible for a termination payment of approximately $106 million. In 2017, we have the right to exercise options that would terminate these two LILO transactions at no cost to us.

In certain cases, if the credit ratings of the financial institutions who are directly paying the contingent obligations fall below AA-, then Carnival Corporation will be required to replace these financial institutions with other financial institutions whose credit ratings are at least AA or meet other specified credit requirements. In such circumstances we would incur additional costs, although we estimate that they would be immaterial to our financial statements. All of the financial institution payment undertakers subject to this AA- credit rating threshold have credit ratings of AAA. If Carnival Corporation’s credit rating, which is BBB+, falls below BBB, it will be required to provide a standby letter of credit for $63 million, or, alternatively, provide mortgages for this aggregate amount on these two ships.

As a result of the unwinding of our third LILO transaction, we recorded a $15 million gain in other nonoperating income in fiscal 2009, which had originally been deferred at the inception of the LILO transaction and was being amortized over its term.

Contingent Obligations – Indemnifications

Some of the debt agreements that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes and changes in laws that increase lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses, and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any material payments under such indemnification clauses in the past and, under current circumstances, we do not believe a request for material future indemnification payments is probable.

NOTE 8 – Income and Other Taxes

We are primarily foreign corporations engaged in the business of operating passenger vessels in international transportation. Generally, income from, or incidental to, the international operation of vessels is subject to preferential tax regimes in the countries where the vessel owning and operating companies are incorporated, and generally exempt from income tax in other countries where the vessels call due to the application of income tax treaties or domestic law which, in the U.S., is Section 883 of the Internal Revenue Code. Income that we earn which is not associated with the international operation of ships or earned in countries without preferential tax regimes may be subject to income tax in the countries where such income is earned.

AIDA, Costa, Cunard, Ibero, P&O Cruises (UK) and P&O Cruises (Australia) are subject to income tax under the tonnage tax regimes of either Italy or the United Kingdom. Under both tonnage tax regimes, shipping profits, as defined under the applicable law, are subject to corporation tax by reference to the net tonnage of qualifying vessels. Income not considered to be shipping profits under tonnage tax rules is taxable under either the Italian tax regime applicable to Italian registered ships or the normal UK income tax rules. Ibero is also subject to a preferential Portuguese income tax applicable to international shipping operations. We believe that substantially all of the ordinary income attributable to these brands constitutes shipping profits and, accordingly, Italian, Portuguese and UK income tax expenses for these operations have been minimal under the existing tax regimes. In fiscal 2010, AIDA and Costa recognized a $30 million income tax benefit from an Italian investment incentive related to certain of their newbuild expenditures.

Carnival Cruise Lines, Princess, Holland America Line and Seabourn are primarily subject to the income tax laws of Panama, Bermuda, Curacao and Bermuda, respectively. As a general matter, the laws of Panama and Curacao exempt earnings derived from international ship operations and Bermuda does not have an income tax. With respect to the U.S. domestic law exemption, Section 883 regulations limit the types of income derived from the international operation of a ship that are exempt from income tax. Accordingly, our provision for U.S. federal and state income taxes includes taxes on a portion of our ship operations, in addition to the hotel, tour and transportation business of Holland America Princess Alaska Tours.

We do not expect to incur income taxes on future distributions of undistributed earnings of foreign subsidiaries and, accordingly, no deferred income taxes have been provided for the distribution of these earnings. All interest expense related to income tax liabilities is classified as income tax expense. In addition to or in place of income taxes, virtually all jurisdictions where our ships call impose taxes and/or fees based on guest counts, ship tonnage, ship capacity or some other measure.

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

NOTE 9 – Shareholders’ Equity

Carnival Corporation’s Articles of Incorporation authorize its Board of Directors, at its discretion, to issue up to 40 million shares of preferred stock. At November 30, 2010 and 2009, no Carnival Corporation preferred stock had been issued and only a nominal amount of Carnival plc preference shares had been issued.

In June 2006, the Boards of Directors authorized the repurchase of up to an aggregate of $1 billion of Carnival Corporation common stock and Carnival plc ordinary shares subject to certain restrictions. On September 19, 2007, the Boards of Directors increased the remaining $578 million general repurchase authorization back to $1 billion (the “Repurchase Program”). During fiscal 2008, we purchased 0.6 million shares of Carnival Corporation common stock and 1.3 million ordinary shares of Carnival plc under the Repurchase Program. During 2010 and 2009, there were no repurchases of Carnival Corporation common stock or Carnival plc ordinary shares under the Repurchase Program. At January 28, 2011, the remaining availability under the Repurchase Program was $787 million. The Repurchase Program does not have an expiration date and may be discontinued by our Boards of Directors at any time.

In addition to the Repurchase Program, the Boards of Directors have authorized the repurchase of up to 19.2 million Carnival plc ordinary shares and up to 31.5 million shares of Carnival Corporation common stock under the “Stock Swap” programs described below. We use the “Stock Swap” programs in situations where we can obtain an economic benefit because either Carnival Corporation common stock or Carnival plc ordinary shares are trading at a price that is at a premium or discount to the price of Carnival plc ordinary shares or Carnival

Corporation common stock, as the case may be. This economic benefit is used for general corporate purposes, which could include repurchasing additional treasury stock under the Repurchase Program. All Carnival plc share repurchases under both the Repurchase Program and the “Stock Swap” authorization require annual shareholder approval.

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

In fiscal 2010 and 2009, we also sold 14.8 million shares and 5.8 million shares of Carnival plc ordinary shares held as treasury stock for $545 million and $187 million of net proceeds, respectively. In fiscal 2010 and 2009, substantially all of these net proceeds were used to fund the repurchase of 14.8 million shares and 5.8 million shares of Carnival Corporation common stock, respectively. In these UK offerings, we sold Carnival plc ordinary shares held in treasury, only to the extent we were able to purchase shares of Carnival Corporation in the U.S. on at least an equivalent basis under the “Stock Swap” program.

At November 30, 2010, there were 38.9 million shares of Carnival Corporation common stock reserved for issuance substantially all pursuant to its employee benefit and dividend reinvestment plans. In addition, Carnival plc shareholders have authorized 18.6 million ordinary shares for future issuance under its employee benefit plans.

At November 30, 2010 and 2009, accumulated other comprehensive (loss) income was as follows (in millions):

	November 30,
	2010	2009
Cumulative foreign currency translation adjustments, net	$(99)	$565
Unrecognized pension expenses	(91)	(99)
Unrealized loss on marketable security	(16)	(16)
Net (losses) gains on cash flow derivative hedges	(48)	12

	$(254)	$462

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Therefore, even when market assumptions are not readily available, our own assumptions are set to reflect those that we believe market participants would use in pricing the asset or liability at the measurement date.

The fair value measurement of a financial asset or financial liability must reflect the nonperformance risk of the counterparty and us. Therefore, the impact of our counterparty’s creditworthiness was considered when in an asset position, and our creditworthiness was considered when in a liability position in the fair value measurement of our financial instruments. Creditworthiness did not have a material impact on the fair values of our financial instruments at November 30, 2010 and 2009. Both the counterparties and we are expected to continue to perform under the contractual terms of the instruments.

Financial Instruments that are not Measured at Fair Value on a Recurring Basis

The estimated carrying and fair values of our financial instrument assets and (liabilities) that are not measured at fair value on a recurring basis were as follows (in millions):

	November 30, 2010		November 30, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents (a)	$404	$404	$324	$324
Long-term other assets (b)	$191	$178	$187	$181
Fixed rate, non-convertible debt (c)	$(6,689)	$(7,076)	$(7,173)	$(7,194)
Floating rate, non-convertible debt (c)	$(2,669)	$(2,630)	$(2,270)	$(2,182)
Publicly-traded convertible notes (d)	$(6)	$(7)	$(604)	$(627)

(a)	Cash and cash equivalents are comprised of cash on hand and time deposits and, due to their short maturities, the carrying values approximate their fair values.

(b)	At November 30, 2010 and 2009, substantially all of our long-term other assets were comprised of notes and other receivables. The fair values of notes and other receivables were based on estimated future cash flows discounted at appropriate market interest rates.

(c)	The net difference between the fair value of our fixed rate, non-convertible debt and its carrying value was due to the market interest rates in existence at November 30, 2010 and 2009 being lower than the fixed interest rates on these debt obligations, including the impact of changes in our credit ratings, if any. The net difference between the fair value of our floating rate, non- convertible debt and its carrying value was due to the market interest rates in existence at November 30, 2010 and 2009 being higher than the floating interest rates on these debt obligations, including the impact of changes in our credit ratings, if any. The fair values of our publicly-traded notes were based on their quoted market prices in active markets. The fair values of our other debt were estimated based on appropriate market interest rates being applied to this debt.

(d)	The net difference between the fair value of our publicly-traded convertible notes and their carrying value was primarily due to the impact of changes in the Carnival Corporation common stock price underlying the value of these convertible notes. The fair values were based on quoted market prices in active markets.

Financial Instruments that are Measured at Fair Value on a Recurring Basis

The estimated fair value and basis of valuation of our financial instrument assets and (liabilities) that are measured at fair value on a recurring basis were as follows (in millions):

	November 30, 2010		November 30, 2009
	Level 1	Level 2	Level 1	Level 2
Cash equivalents (a)	$25	$-	$214	$-
Marketable securities held in rabbi trusts (b)	$105	$21	$106	$17
Derivatives:
Ship foreign currency forwards and options (c)	$-	$8	$-	$41
Net investment hedges (d)	$-	$12	$-	$(33)
Interest rate swaps (e)(f)	$-	$1	$-	$3

(a)	Cash equivalents are comprised of money market funds.

(b)	Level 1 and 2 marketable securities are held in rabbi trusts and are primarily comprised of mutual funds invested in common stocks and other investments, respectively. Their use is restricted to funding certain deferred compensation and non-qualified U.S. pension plans.

(c)	At November 30, 2010 and 2009, we have foreign currency forwards and options totaling $785 million and $887 million, respectively, that are designated as foreign currency cash flow hedges for certain of our euro and sterling-denominated shipbuilding contracts. These foreign currency forwards and options mature through May 2011.

(d)	At November 30, 2010 and 2009, we have foreign currency forwards and swaps totaling $352 million and $526 million, respectively, that are designated as hedges of our net investments in foreign operations, which have a euro-denominated functional currency and were principally entered into to convert U.S. dollar-denominated debt into euro debt. These foreign currency forwards mature through July 2017, and the swaps matured in March 2010.

(e)	We have both U.S. dollar and sterling interest rate swaps designated as fair value hedges whereby we receive fixed interest rate payments in exchange for making floating interest rate payments. At November 30, 2010 and 2009, these interest rate swap agreements effectively changed $512 million and $625 million, respectively, of fixed rate debt to U.S. dollar LIBOR or GBP LIBOR-based floating rate debt. In addition, we have euro interest rate swaps designated as cash flow hedges whereby we receive floating interest rate payments in exchange for making fixed interest rate payments. At November 30, 2010, these interest rate swap agreements effectively changed $333 million of EURIBOR-based floating rate euro debt to fixed rate debt. These interest rate swaps mature through February 2022.

(f)	In December 2008, we settled certain foreign currency swaps for $113 million that were designated as cash flow hedges that had effectively converted U.S. dollar fixed interest rate debt into sterling fixed interest rate debt. The settlement re-aligned the debt with the parent company’s U.S. dollar functional currency.

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

Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis

As of July 31, 2010, we performed our annual goodwill impairment reviews by comparing the estimated fair value of the cruise brand to the carrying value of the net assets allocated to that cruise brand. All of our cruise brands carry goodwill, except for Ocean Village and Seabourn. No goodwill was considered to be impaired because the estimated fair value of each cruise brand exceeded its respective carrying value and, accordingly, we did not proceed to step two of the impairment analysis.

In determining the estimated cruise brand fair values, we considered both their (a) discounted future cash flow analysis and (b) market multiples of comparable publicly-traded companies. The principal assumptions used in our cash flow analysis related to forecasting future operating results, including net revenue yields, net cruise costs including fuel prices, capacity changes, including the expected deployment of vessels into, or out of, the cruise brand, weighted-average cost of capital for comparable publicly-traded companies, adjusted for the risk attributable to the cruise brand including the geographic region in which it operates, that ranged from 10% to 12%, and terminal values, which are all considered level 3 inputs.

We believe the estimated fair value for each of our cruise brands that carry goodwill significantly exceeds the carrying value of their allocated net assets, except for Ibero. At July 31, 2010, Ibero’s estimated fair value only exceeded its carrying value by 24%, or $141 million. We performed a sensitivity analysis to identify the magnitude of the changes to Ibero’s principal discounted cash flow assumptions that would eliminate this excess. Based on this analysis, relatively minor changes to these assumptions would lead to an Ibero impairment.

Given the weakness of the Spanish economy and its impact on the vacation industry, it is possible that Ibero’s goodwill, which was $152 million at July 31, 2010, could become impaired in the future if the Spanish vacation industry does not recover enough to enable Ibero to increase its cruise pricing. The recoverability of Ibero’s goodwill is not without doubt because it is difficult to predict the timing of the resurgence of the Spanish economy and its vacation industry.

As of July 31, 2010, we also performed our annual trademark impairment reviews by comparing the estimated fair values of our trademarks to their carrying values. The cruise brands that have trademark amounts recorded are AIDA, Ibero, P&O Cruises (UK), P&O Cruises (Australia) and Princess. The estimated fair value for each of our trademarks significantly exceeded its respective carrying value and, therefore, none of our trademarks were impaired. We estimated fair values based upon a discounted future cash flow analysis, which estimated the amount of royalties that we are relieved from having to pay for use of the associated trademarks, based upon forecasted cruise revenues and royalty rates that a market participant would forecast. The royalty rates are estimated primarily using comparable royalty agreements for similar industries.

There have not been any events or circumstances subsequent to July 31, 2010, which we believe would require us to perform interim goodwill or trademark impairment reviews.

The determination of our cruise brand fair values include numerous assumptions, which are subject to various risks and uncertainties. We believe that we have made reasonable estimates and judgments in determining whether our goodwill and trademarks have been impaired. However, if there is a material change in assumptions used in our determination of fair values or if there is a material change in the conditions or circumstances influencing fair values, then we may need to recognize a material impairment.

Changes to our goodwill carrying amounts since November 30, 2008 were all due to changes resulting from using the different foreign currency translation rates in effect at each balance sheet date.

Derivative Instruments and Hedging Activities

We utilize derivative and nonderivative financial instruments, such as foreign currency forwards, options and swaps, foreign currency debt obligations and foreign currency cash balances, to manage our exposure to fluctuations in certain foreign currency exchange rates, and interest rate swaps to manage our interest rate exposure in order to achieve a desired proportion of fixed and floating rate debt. Our policy is to not use any financial instruments for trading or other speculative purposes.

All derivatives are recorded at fair value, and the changes in fair value are immediately included in earnings if the derivatives do not qualify as effective hedges. If a derivative is designated as a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged item. If a derivative is designated as a cash flow hedge, then the effective portion of the changes in the fair value of the derivative is recognized as a component of AOCI until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable. If a derivative or a nonderivative financial instrument is designated as a hedge of our net investment in a foreign operation, then changes in the fair value of the financial instrument are recognized as a component of AOCI to offset a portion of the change in the translated value of the net investment being hedged, until the investment is sold or liquidated. We formally document hedging relationships for all derivative and nonderivative hedges and the underlying hedged items, as well as our risk management objectives and strategies for undertaking the hedge transactions.

We classify the fair values of all our derivative contracts and the fair values of our hedged firm commitments as either current or long-term, which are included in prepaid expenses and other assets and accrued and other liabilities, depending on whether the maturity date of the derivative contract is within or beyond one year from the balance sheet date. The cash flows from derivatives treated as hedges are classified in our accompanying Consolidated Statements of Cash Flows in the same category as the item being hedged.

The effective portions of our net foreign currency derivative (losses) and gains on cash flow hedges recognized in other comprehensive (loss) income in fiscal 2010 and 2009 totaled $(64) million and $101 million, respectively.

The effective portions of our net foreign currency derivative gains and (losses) on net investment hedges recognized in other comprehensive (loss) income in fiscal 2010 and 2009 totaled $84 million and $(49) million, respectively.

In fiscal 2010, we recognized a gain of $18 million on foreign currency forwards that are not designated as hedges, which we entered into for treasury management purposes. The gain on these foreign currency forwards included in nonoperating other income was offset by the loss incurred on the remeasurement of a non-functional currency monetary liability, which was also included in nonoperating other income in the accompanying Consolidated Statements of Income.

There are no amounts excluded from the assessment of hedge effectiveness, and there are no credit risk related contingent features in our derivative agreements. The amount of estimated cash flow hedges’ unrealized gains and losses which are expected to be reclassified to earnings in the next twelve months is not significant. We have not provided additional disclosures of the impact that derivative instruments and hedging activities have on our financial statements as of November 30, 2010 and 2009 and for the years ended November 30, 2010, 2009 and 2008 where such impacts are not significant.

Foreign Currency Exchange Rate Risk

Overall Strategy

We manage our exposure to fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative and nonderivative financial instruments. Our primary focus is to manage the economic risks faced by our operations, which are the ultimate foreign currency exchange risks that would be realized by us if we exchanged one currency for another, and not the accounting risks. Accordingly, we do not currently hedge these accounting risks with derivative financial instruments. The financial impacts of the hedging instruments we do employ generally offset the changes in the underlying exposures being hedged.

Operational and Investment Currency Risk

The growth of our European and Australian cruise brands subjects us to an increasing level of foreign currency translation risk related to the euro, sterling and Australian dollar because these brands generate significant revenues and incur significant expenses in euro, sterling or the Australian dollar. Accordingly, exchange rate fluctuations of the euro, sterling and Australian dollar against the U.S. dollar will affect our reported financial results since the reporting currency for our consolidated financial statements is the U.S. dollar. Any strengthening of the U.S. dollar against these foreign currencies has the financial statement effect of decreasing the U.S. dollar values reported for cruise revenues and cruise expenses in our accompanying Consolidated Statements of Income. Weakening of the U.S. dollar has the opposite effect.

Most of our brands have non-functional currency risk related to their international sales operations, which has become an increasingly larger part of most of their businesses over time, and primarily includes the euro, sterling and Australian, Canadian and U.S. dollars. In addition, all of our brands have non-functional currency expenses for a portion of their operating expenses. Accordingly, a strengthening of the U.S. dollar against these non-U.S. dollar currencies results in both decreased revenues and expenses, and the weakening of the U.S. dollar against these non-U.S. dollar currencies has the opposite effect, resulting in some degree of natural offset due to currency exchange movements in our accompanying Consolidated Statements of Income for these transactional currency gains and losses.

We consider our investments in foreign operations to be denominated in relatively stable currencies and of a long-term nature. We partially address our net investment currency exposures by denominating a portion of our debt and other obligations, including the effect of foreign currency forwards and swaps, in our foreign operations’ functional currencies, generally the euro or sterling. As of November 30, 2010 and 2009, we have designated $3.0 billion and $3.8 billion of our euro and sterling debt and other obligations, respectively, which debt matures through 2019, as nonderivative hedges of our net investments in foreign operations. Accordingly, we have included $519 million and $(88)

million of cumulative foreign currency transaction gains and (losses) in the cumulative translation adjustment component of AOCI at November 30, 2010 and 2009, respectively, which offsets a portion of the losses and gains recorded in AOCI upon translating our foreign operations’ net assets into U.S. dollars. During fiscal 2010, 2009 and 2008, we recognized foreign currency transaction gains and (losses) of $607 million, $(407) million and $691 million, respectively, in the cumulative translation adjustment component of AOCI.

Newbuild Currency Risk

At November 30, 2010, 25% of our newbuild passenger capacity under euro-denominated contracts are exposed to currency risk, which is comprised of two Princess newbuilds expected to be delivered in May 2013 and May 2014. At November 30, 2010, 62% of our newbuild passenger capacity under contract is for our European and North American cruise brands that do not have significant currency risk because all of these ships are contracted for in euros or U.S. dollars, which are the functional currencies of these brands, or the non-functional currency new ship progress payments have already been made. We also have U.S. dollar and sterling functional currency brands that could have newbuild contracts with foreign currency exchange rate risks related to our outstanding or possible future commitments under ship construction contracts denominated in euros. We use foreign currency derivative contracts and have used nonderivative financial instruments to manage foreign currency exchange rate risk for these types of ship construction contracts. At November 30, 2010, 13% of our newbuild passenger capacity under contract that would otherwise be exposed to currency risk is hedged and, accordingly, changes in the fair value of these foreign currency derivative contracts offset changes in the fair value of the foreign currency denominated ship construction commitments, thus resulting in the elimination of such risk.

Our decisions regarding whether or not to hedge a non-functional currency ship commitment for our cruise brands are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility, exchange rate correlation, economic trends, our overall expected net cash flows by currency and other offsetting risks.

The cost of shipbuilding orders that we may place in the future for our cruise brands that generate their cash flows in a currency that is different than the shipyard’s operating currency, which is generally the euro, is expected to be affected by foreign currency exchange rate fluctuations. Given the movement in the U.S. dollar and sterling relative to the euro over the past several years, the U.S. dollar and sterling cost to order new cruise ships has been volatile. If the U.S. dollar or sterling declines against the euro, this may affect our desire to order future new cruise ships for U.S. dollar or sterling functional currency brands.

Interest Rate Risks

We manage our exposure to fluctuations in interest rates through our investment and debt portfolio management strategies. These strategies include purchasing high quality short-term investments with floating interest rates, and evaluating our debt portfolio to make periodic adjustments to the mix of fixed and floating rate debt through the use of interest rate swaps and the issuance of new debt or the early retirement of existing debt. At November 30, 2010, 69% and 31% (71% and 29% at November 30, 2009) of our debt bore fixed and floating interest rates, respectively, including the effect of interest rate swaps.

Fuel Price Risks

We do not use financial instruments to hedge our exposure to fuel price risks.

Concentrations of Credit Risk

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Our maximum exposure under foreign currency derivative contracts and interest rate swap agreements that are in-the-money is the replacement cost, which includes the value of the contracts, in the event of nonperformance by the counterparties to the contracts, all of which are currently our lending banks. We seek to minimize credit risk exposure, including counterparty nonperformance primarily associated with our cash equivalents, investments, committed financing facilities, contingent obligations, derivative instruments, insurance contracts and new ship progress payment guarantees, by normally conducting business with large, well-established financial institutions and insurance companies, and by diversifying our counterparties. In addition, we have guidelines regarding credit ratings and investment maturities that we follow to help safeguard liquidity and minimize risk. We normally do require collateral and/or guarantees to support notes receivable on significant asset sales, long-term ship charters and new ship progress payments to shipyards. We currently believe the risk of nonperformance by any of our significant counterparties is remote.

We also monitor the creditworthiness of travel agencies and tour operators in Europe and credit card providers to which we extend credit in the normal course of our business. Concentrations of credit risk associated with these receivables are considered minimal, primarily due to their short maturities and the large number of unrelated accounts within our customer base. We have experienced only minimal credit losses on our trade receivables. We do not normally require collateral or other security to support normal credit sales.

Finally, if the shipyard with which we have contracts to build our ships is unable to perform, we would be required to perform under our foreign currency forwards and options related to these shipbuilding contracts. Accordingly, if the shipyard is unable to perform, we may have to discontinue accounting for these currency forwards and options as hedges. However, we believe that the risk of shipyard nonperformance is remote.

NOTE 11 – Segment Information

In order to provide a better understanding of our business’ performance, we now separate our cruise brand operating segments into three reportable cruise segments. These three reportable cruise segments are comprised of our (1) North America cruise brands, (2) Europe, Australia & Asia (“EAA”) cruise brands and (3) Cruise Support. We believe that the economic characteristics of our North America and EAA cruise brands are no longer similar enough to enable us to aggregate all of our cruise brands’ operations into one reportable cruise segment. All prior period information has been restated to conform to this new cruise segment presentation. There were no changes made to our Tour and Other segment.

Our North America cruise segment includes Carnival Cruise Lines, Holland America Line, Princess and Seabourn. Our EAA cruise segment includes AIDA, Costa, Cunard, Ibero, P&O Cruises (UK) and P&O Cruises (Australia). These individual cruise brand operating segments have been aggregated as two reportable segments based on the similarity of their economic and other characteristics, including the products and services they provide. Our Cruise Support segment represents certain of our port and related facilities and other corporate-wide services that are provided for the benefit of our cruise brands. Our Tour and Other segment represents the hotel, tour and transportation operations of Holland America Princess Alaska Tours and our two owned ships that we charter to an unaffiliated entity. The significant accounting policies of our segments are the same as those described in Note 2 – “Summary of Significant Accounting Policies.” Information for our Cruise and Tour and Other segments as of and for the years ended November 30 was as follows (in millions):

	Revenues (a)	Operating expenses	Selling and administrative	Depreciation and amortization	Operating income (loss)	Capital expenditures	Total assets
2010
North America Cruise Brands	$8,379	$5,294	$902	$843	$1,340	$1,082	$21,239
EAA Cruise Brands	5,730	3,572	584	505	1,069	2,260	14,849
Cruise Support	79	14	98	27	(60)	218	802
Tour and Other	403	334	30	41	(2)	19	600	(b)
Intersegment elimination	(122)	(122)	-	-	-	-	-

	$14,469	$9,092	$1,614	$1,416	$2,347	$3,579	$37,490

2009
North America Cruise Brands	$7,815	$4,944	$896	$791	$1,184	$1,474	$21,073
EAA Cruise Brands	5,280	3,215	573	458	1,034	1,823	14,659
Cruise Support	78	12	89	25	(48)	58	593
Tour and Other	427	376	32	35	(16)	25	510	(b)
Intersegment elimination	(140)	(140)	-	-	-	-	-

	$13,460	$8,407	$1,590	$1,309	$2,154	$3,380	$36,835

2008
North America Cruise Brands	$8,766	$5,510	$905	$723	$1,628	$1,675	$20,484
EAA Cruise Brands	5,713	3,503	612	462	1,136	1,597	11,579
Cruise Support	76	34	77	28	(63)	49	770
Tour and Other	561	462	35	36	28	32	567	(b)
Intersegment elimination	(169)	(169)	-	-	-	-	-

	$14,947	$9,340	$1,629	$1,249	$2,729	$3,353	$33,400

(a)	A portion of Tour and Other segment revenues include revenues for the cruise portion of a tour, when a cruise is sold along with a land tour package by Holland America Princess Alaska Tours, and shore excursion and port hospitality services provided to cruise guests by this tour company. These intersegment revenues, which are included in full in the cruise brand segments, are eliminated directly against the Tour and Other segment revenues and operating expenses in the line “Intersegment elimination.”

(b)	Tour and Other segment assets primarily include hotels and lodges in the state of Alaska and the Canadian Yukon, motorcoaches used for sightseeing and charters, domed rail cars, which run on the Alaska Railroad, and our owned ships under long-term charter to an unaffiliated entity. At November 30, 2010, the former Costa Europa and Holland America Line’s former Noordam are being chartered-out.

Non-U.S. revenues for our cruise brands represent sales generated from outside the U.S. primarily by non-U.S. tour operators and non-U.S. travel agencies. Substantially all of our long–lived assets are located outside of the U.S. and consist principally of our ships and ships under construction.

Revenues by geographic areas, which are based on where the guests are sourced and not the cruise brands on which they sailed, were as follows (in millions):

	Years Ended November 30,
	2010	2009	2008
North America	$7,467	$7,085	$8,320
Europe	5,574	5,190	5,513
Australia and Asia	1,063	790	780
Others	365	395	334

	$14,469	$13,460	$14,947

NOTE 12 – Benefit Plans

Equity Plans

We issue our share-based compensation awards under the Carnival Corporation and Carnival plc stock plans, which have an aggregate of 38.9 million shares available for future grant at November 30, 2010. These plans allow us to issue stock options, restricted stock awards and restricted stock units (collectively “equity awards”). Equity awards are primarily granted to management level employees and members of our Boards of Directors. The plans are administered by a committee of our independent directors (the “Committee”) that determines which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. These plans allow us to fulfill our equity award obligations using shares purchased in the open market or with unissued or treasury shares. Certain equity awards provide for accelerated vesting if we have a change in control, as defined.

Our total share-based compensation expense was $43 million in fiscal 2010 and $50 million in each of fiscal 2009 and 2008, of which $40 million, $46 million and $44 million has been included in our accompanying Consolidated Statements of Income as selling and administrative expenses and $3 million, $4 million and $6 million as cruise payroll and related expenses in fiscal 2010, 2009 and 2008, respectively.

Stock Option Plans

The Committee generally set stock option exercise prices at 100% or more of the fair market value of the underlying common stock/ordinary shares on the date the option was granted. Generally, employee options either vest evenly over five years or at the end of three years. Our employee options granted prior to October 2005 have a ten-year term and those options granted thereafter have a seven-year term. In the fourth quarter of fiscal 2007, the Committee decided to cease granting employee stock options, and to instead grant restricted stock awards (“RSAs”) or restricted stock units (“RSUs”) to our employee groups who were previously granted options. This change from options to RSAs or RSUs enables us to grant equity awards in a more uniform method to our employees. Since fiscal 2001, Carnival Corporation Board of Director options vest evenly over five years and have a ten-year term. In 2008, the Committee decided to also cease granting stock options to non-executive board members and will instead grant them RSAs and/or RSUs.

A combined summary of Carnival Corporation and Carnival plc stock option activity during the year ended November 30, 2010 was as follows:

	Shares	Weighted-Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (a)
			(in years)	(in millions)
Outstanding at November 30, 2009	15,346,257	$42.54
Exercised	(1,563,055)	$27.85
Forfeited or expired	(1,063,354)	$41.95

Outstanding at November 30, 2010	12,719,848	$43.91	2.8	$37

Exercisable at November 30, 2010	12,201,129	$43.75	2.8	$37

(a)	The aggregate intrinsic value represents the amount by which the fair value of underlying stock exceeds the option exercise price at November 30, 2010.

As of the dates of exercise, the total intrinsic value of options exercised in fiscal 2010, 2009 and 2008 was $17 million, $1 million and $5 million, respectively. As of November 30, 2010, there was $2 million of total unrecognized compensation cost related to unvested stock options which will be recognized in 2011.

RSAs and RSUs

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

During the year ended November 30, 2010, RSA and RSU activity was as follows:

	RSAs		RSUs
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Outstanding at November 30, 2009	1,229,027	$39.37	2,406,653	$34.02
Granted	336,345	$34.57	864,883	$34.52
Vested	(239,046)	$49.77	(328,962)	$47.75
Forfeited	-	$-	(115,773)	$39.44

Outstanding at November 30, 2010	1,326,326	$36.28	2,826,801	$32.35

The total grant date fair value of RSAs and RSUs vested was $28 million, $18 million and $11 million in fiscal 2010, 2009 and 2008, respectively. As of November 30, 2010, there was $35 million of total unrecognized compensation cost related to RSAs and RSUs. This cost is expected to be recognized over a weighted-average period of 1.6 years.

Defined Benefit Pension Plans

We have several single-employer defined benefit pension plans, which cover some of our shipboard and shoreside employees. The U.S. and UK shoreside employee plans are closed to new membership and are funded at or above the level required by U.S. or UK regulations. The remaining defined benefit plans are primarily unfunded. In determining all of our plans’ benefit obligations at November 30, 2010 and 2009, we assumed weighted-average discount rates of 5.0% and 5.4%, respectively. The net asset or net liability positions under these single-employer defined benefit pension plans are not material.

In addition, P&O Cruises (UK), Princess and Cunard participate in an industry-wide British Merchant Navy Officers Pension Fund

(“MNOPF” or the “fund”), a defined benefit multiemployer pension plan available to certain of their British shipboard officers. The MNOPF is divided into two sections, the “New Section” and the “Old Section,” each of which covers a different group of participants, with the Old Section closed to further benefit accrual and the New Section only closed to new membership. At November 30, 2010, the New Section was estimated to have a funding deficit.

The MNOPF trustee had previously determined that the MNOPF’s New Section funding was inadequate based on its actuarially determined deficit. Substantially all of any MNOPF New Section deficit liability that we may have relates to the obligations of P&O Cruises (UK) and Princess, which existed prior to the formation of our DLC in 2003. We have not been able to record our estimated share of the ultimate fund deficit as of the DLC formation date or thereafter because our ultimate amount of the deficit was and remains uncertain. The amount of our share of the fund’s ultimate deficit could vary considerably if different assumptions and estimates are used to estimate the fund deficit. Therefore, we expense our portion of any deficit as amounts are invoiced by, and become due and payable to, the fund’s trustee. In 2010, we received a special assessment invoice from the fund’s trustee for an amount the trustee calculated to be our additional share of the entire MNOPF New Section deficit. The calculation was based on the March 31, 2009 actuarial valuations, as adjusted for subsequent market value recoveries. Accordingly, we recorded the full invoiced liability of $41 million in cruise payroll and related expense in 2010. It is still possible that the fund’s trustee may invoice us in the future for additional amounts.

As of the DLC formation date in April 2003 and through November 30, 2007, the MNOPF’s Old Section had a funding surplus and, accordingly, no expenses had been recorded for this section of the plan in our financial statements. We believe that while the Old Section had a funding deficit at November 30, 2008, this deficit has reverted to a surplus at November 30, 2010 and 2009. If the Old Section has a funding deficit in the future, then it could result in the fund’s trustee also invoicing us for amounts, if they believe the fund requires further contributions. We will record any required Old Section contributions in the same manner as the New Section. Our share of the Old Section deficit, if any, which covers predecessor employers’ officers employed prior to 1978, is not currently known and, accordingly, our share of any such contribution is not currently determinable.

Total expense for all defined benefit pension plans, including multiemployer plans, was $85 million, $36 million and $42 million in fiscal 2010, 2009 and 2008, respectively.

Defined Contribution Plans

We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense for these plans was $20 million, $16 million and $22 million in fiscal 2010, 2009 and 2008, respectively.

NOTE 13 – Earnings Per Share

Our basic and diluted earnings per share were computed as follows (in millions, except per share data):

	Years Ended November 30,
	2010	2009	2008
Net income	$1,978	$1,790	$2,324
Interest on dilutive convertible notes	11	12	40

Net income for diluted earnings per share	$1,989	$1,802	$2,364

Weighted-average common and ordinary shares outstanding	788	787	786
Dilutive effect of convertible notes	14	15	28
Dilutive effect of equity plans	3	2	2

Diluted weighted-average shares outstanding	805	804	816

Basic earnings per share	$2.51	$2.27	$2.96

Diluted earnings per share	$2.47	$2.24	$2.90

Anti-dilutive stock options excluded from diluted earnings per share computations	$10	$14	$12

NOTE 14 – Supplemental Cash Flow Information

Cash paid for interest was $387 million, $403 million and $449 million in fiscal 2010, 2009 and 2008, respectively. In addition, cash paid for income taxes was $15 million, $27 million and $23 million in fiscal 2010, 2009 and 2008, respectively.

Report of Independent Registered Certified Public Accounting Firm

To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the “Company”) at November 30, 2010 and November 30, 2009, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A of the 2010 Annual Report on Form 10-K. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible debt instruments that may be settled in cash upon conversion effective December 1, 2009.

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

January 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Note Concerning Factors That May Affect Future Results

Some of the statements, estimates or projections contained in this 2010 Annual Report are “forward-looking statements” that involve risks, uncertainties and assumptions with respect to us, including some statements concerning future results, outlooks, plans, goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have tried, whenever possible, to identify these statements by using words like “will,” “may,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “forecast,” “future,” “intend,” “plan,” “estimate” and similar expressions of future intent or the negative of such terms.

Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in this 2010 Annual Report. Forward-looking statements include those statements which may impact, among other things, the forecasting of our earnings per share, net revenue yields, booking levels, pricing, occupancy, operating, financing and tax costs, fuel expenses, costs per available lower berth day (“ALBDs”), estimates of ship depreciable lives and residual values, liquidity, goodwill and trademark fair values and outlook. These factors include, but are not limited to, the following:

•	general economic and business conditions;
•	fluctuations in foreign currency exchange rates;
•	the international political climate, armed conflicts, terrorist and pirate attacks, vessel seizures, and threats thereof, and other world events affecting the safety and security of travel;
•	competition from and overcapacity in the cruise ship or land-based vacation industries;
•

accidents, the spread of contagious diseases and threats thereof, adverse weather conditions or natural disasters and other incidents affecting the health, safety, security and satisfaction of guests and crew;

•	adverse publicity concerning the cruise industry in general, or us in particular, including any adverse impact that cruising may have on the marine environment;
•

changes in and compliance with laws and regulations relating to the protection of persons with disabilities, employment, environment, health, safety, security, tax and other regulations under which we operate;

•	economic, market and political factors that are beyond our control, which could increase our operating, financing and other costs;
•	our ability to implement our shipbuilding programs and ship repairs, maintenance and refurbishments on terms that are favorable or consistent with our expectations;
•	increases to our repairs and maintenance expenses and refurbishment costs as our fleet ages;
•	the continued strength of our cruise brands and our ability to implement our brand strategies;
•	our international operations are subject to additional risks not generally applicable to our U.S. operations;
•	geographic regions in which we try to expand our business may be slow to develop and ultimately not develop how we expect;
•

whether our future operating cash flow will be sufficient to fund future obligations and whether we will be able to obtain financing, if necessary, in sufficient amounts and on terms that are favorable or consistent with our expectations;

•	our counterparties’ abilities to perform;
•

continuing financial viability of our travel agent distribution system, air service providers and other key vendors in our supply chain and reductions in the availability of, and increases in the pricing for, the services and products provided by these vendors;

•	our decisions to self-insure against various risks or our inability to obtain insurance for certain risks at reasonable rates;
•	disruptions and other damages to our information technology and other networks and operations and breaches in data security;
•	loss of key personnel or our ability to recruit or retain qualified personnel;
•	union disputes and other employee relation issues;
•	lack of continuing availability of attractive, convenient and safe port destinations; and
•	risks associated with the DLC structure.

Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant stock exchange rules, we expressly disclaim any obligation to disseminate, after the date of this 2010 Annual Report, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

Executive Overview

We generated $2.0 billion of net income and $3.8 billion of cash from operations in fiscal 2010 (“2010”) as business trends improved from a gradually recovering economy. Overall, 2010 was an encouraging year, as revenue yields increased, in comparison to fiscal 2009 (“2009”), which was the most challenging economic environment in our history. We believe that our improved revenue performance in 2010 was due, in part, to our guests’ understanding of the exceptional value proposition of a cruise vacation and other favorable characteristics of the cruise industry. During 2010 we took delivery of six ships, which increased our passenger capacity 7.1%. We had a 14.0% increase in our Europe, Australia & Asia (“EAA”) cruise segment passenger capacity, while our North America cruise segment passenger capacity grew by 3.4%.

Our net income increased $188 million in 2010 compared to 2009. This increase was caused by a 2.7% increase in net revenue yields measured on a constant dollar basis, which accounted for $308 million, a 7.1% capacity increase in ALBDs, which accounted for $155 million, and a 3.1% reduction in constant dollar net cruise costs excluding fuel per ALBD, which accounted for $196 million. These favorable impacts were partially offset by higher fuel prices, which accounted for $417 million and the strengthening of the U.S. dollar compared to other currencies, which accounted for $79 million. As always, we worked diligently throughout 2010 to improve our cost structure benefitting from our ongoing cost containment programs and leveraging our size to reduce costs. In addition, our focus on reducing fuel consumption continued, and we achieved a 2.7% reduction in fuel consumption per ALBD.

The cruise industry is characterized by relatively low market penetration levels and other favorable characteristics and, accordingly, we believe it still has growth potential. As of January 31, 2011 we have contracts with three shipyards providing for the construction of 10 additional cruise ships (see Note 6 in the accompanying consolidated financial statements). These new ships, together with future newbuilds and the continuing investments we make in our existing fleet, will strengthen the leadership position of each of our cruise brands as well as our overall industry leadership position. Our current intention is to have an average of two to three cruise ships enter service annually in 2012 and beyond. Since we have slowed down the pace of our newbuilding program, we currently believe this will lead to increasing free cash flows in 2011 and beyond. These and other factors were considered at the January 2011 Boards of Directors meetings and it was decided to increase our March 2011 quarterly dividend to $0.25 per share from $0.10 per share.

Based primarily on these contracted new ships, the year-over-year percentage increase in our ALBD capacity for fiscal 2011, 2012 and 2013 is currently expected to be 5.3%, 4.7% and 3.9%, respectively. These percentages exclude any unannounced future ship orders, acquisitions, retirements, charters and sales. However, the announced withdrawal from service of P&O Cruises’ Artemis in April 2011 has been reflected in these percentages.

Outlook For Fiscal 2011

On December 21, 2010, we said that we expected our fully diluted earnings per share for the 2011 full year and first quarter would be in the ranges of $2.90 to $3.10 and $0.15 to $0.19, respectively. Our guidance was based on fuel prices of $527 per metric ton and $526 per metric ton for the 2011 full year and first quarter, respectively. In addition, this guidance was based on 2011 full year and first quarter currency rates of $1.32 to the euro, $1.58 to sterling and $0.99 to the Australian dollar. The currency and fuel assumptions used in our guidance change daily and, accordingly, our forecasts change daily based on the changes in these assumptions.

The above forward-looking statements involve risks, uncertainties and assumptions with respect to us. There are many factors that could cause our actual results to differ materially from those expressed above including, but not limited to, economic and business conditions, foreign currency exchange rates, fuel prices, ship incidents, adverse weather conditions, spread of contagious diseases, regulatory changes, geopolitical and other factors that could adversely impact our revenues, costs and expenses. You should read the above forward-looking statement together with the discussion of these and other risks under “Cautionary Note Concerning Factors That May Affect Future Results.”

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

Ship Accounting

Our most significant assets are our ships and ships under construction, which represent 80% of our total assets. We make several critical accounting estimates with respect to our ship accounting. First, in order to compute our ships’ depreciation expense, which represented 12% of our cruise costs and expenses in fiscal 2010, we have to estimate the average useful life of each of our ships as well as their residual values. Secondly, we account for ship improvement costs by capitalizing those costs that we believe will add value to our ships and depreciate those improvements over their or the ships’ estimated remaining useful life, whichever is shorter, while the costs of repairs and maintenance, including minor improvement costs and dry-dock expenses, are charged to expense as they are incurred. Finally, when we record the retirement of a ship component that is included within the ship’s cost basis, we may have to estimate the net book value of the asset being retired in order to remove it from the ship’s cost basis.

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

Given the size and complexity of our ships, ship accounting estimates require considerable judgment and are inherently uncertain. We do not have cost segregation studies performed to specifically componentize our ships. In addition, since we do not separately componentize our ships, we do not identify and track depreciation of specific original ship components. Therefore, we typically have to estimate the net book value of components that are retired, based primarily upon their replacement cost, their age and their original estimated useful lives.

If materially different conditions existed, or if we materially changed our assumptions of ship lives and residual values, our depreciation expense or loss on retirement of ship components and net book value of our ships would be materially different. In addition, if we change our assumptions in making our determinations as to whether improvements to a ship add value, the amounts we expense each year as repair and maintenance expense could increase, which would be partially offset by a decrease in depreciation expense, resulting from a reduction in capitalized costs. Our fiscal 2010 ship depreciation expense would increase by an estimated $35 million for every year we reduce our estimated average 30 year ship useful life. In addition, if our ships were estimated to have no residual value, our fiscal 2010 depreciation expense would increase by approximately $175 million.

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

Asset Impairments

Impairment reviews of our cruise ships, goodwill and trademarks require us to make significant estimates to determine the fair values of these assets or cruise brands. We believe the estimated fair value of each of our cruise brands that carry goodwill significantly exceeds the carrying value of their allocated assets, except for Ibero. See Note 10 in the accompanying consolidated financial statements for additional discussion of our goodwill and trademark impairment tests and further details related to Ibero’s goodwill.

The determination of fair value includes numerous uncertainties, unless a comparable, viable actively-traded market exists, which is usually not the case for cruise ships, cruise brands and trademarks. Our ship fair values are typically estimated based on comparable ship sale prices and other comparable ship values in inactive markets. In determining fair values of cruise brands utilizing discounted future cash flow analysis, significant judgments are made related to forecasting future operating results, including net revenue yields, net cruise costs including fuel prices, capacity changes, including the expected deployment of vessels into, or out of, the cruise brand, weighted-average cost of capital for comparable publicly-traded companies, terminal values, cruise itineraries, technological changes, consumer demand, governmental regulations and the effects of competition, among others. In addition, third party appraisers are sometimes used to help determine fair values of cruise ships, cruise brands and trademarks, and their valuation methodologies are also typically subject to uncertainties similar to those discussed above.

In addition, in determining our trademark fair values we also use discounted future cash flow analysis, which requires some of the same significant judgments discussed above. Specifically, determining the estimated amount of royalties avoided by our ownership of the trademark is based on forecasted cruise revenues and royalty rates estimated primarily using comparable royalty agreements for similar industries.

We believe that we have made reasonable estimates and judgments in determining whether our cruise ships, goodwill and trademarks have been impaired. However, if there is a material change in assumptions used in our determination of fair values, or if there is a material change in the conditions or circumstances influencing fair values, then we may need to recognize a material impairment.

Contingencies

We periodically assess the potential liabilities related to any lawsuits or claims brought against us, as well as for other known unasserted claims, including environmental, legal, guest and crew, and tax matters. While it is typically very difficult to determine the timing and ultimate outcome of these matters, we use our best judgment to determine if it is probable, or more likely than not (“MLTN”) for income tax matters, that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable or MLTN loss, if any, can be made. In assessing probable losses, we make estimates of the amount of probable insurance recoveries, if any, which are recorded as assets. We accrue a liability when we believe a loss is probable or MLTN for income tax matters, and the amount of the loss can be reasonably estimated in accordance with U.S. generally accepted accounting principles. Such accruals are typically based on developments to date, management’s estimates of the outcomes of these matters, our experience in contesting, litigating and settling other similar non-income tax matters, historical claims experience, actuarially determined assumptions of liabilities and any related insurance coverages. See Notes 7 and 8 in the accompanying consolidated financial statements for additional information concerning our contingencies.

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

Results of Operations

We earn our cruise revenues primarily from the following:

•

sales of passenger cruise tickets and, in some cases, the sale of air and other transportation to and from our ships and cancellation fees. The cruise ticket price includes accommodation, most meals, some non-alcoholic beverages, most onboard entertainment and many onboard activities, and

•

sales of goods and services primarily onboard our ships not included in the cruise ticket price including, among other things, bar and some beverage sales, shore excursions, casino gaming, gift shop sales, photo sales, spa services, internet and phone services and cruise vacation protection programs. These goods and services are provided either directly by us or by independent concessionaires, from which we receive either a percentage of their revenues or a fee.

We incur cruise operating costs and expenses for the following:

•

the costs of passenger cruise bookings, which represent costs that are directly associated with passenger cruise ticket revenues, and include travel agent commissions, air and other transportation related costs, port costs that vary with guest head counts and related credit card fees,

•

onboard and other cruise costs, which represent costs that are directly associated with onboard and other revenues, and include the costs of liquor and some beverages, costs of tangible goods sold by us from our gift shop and photo sales, communication costs, costs of pre and post-cruise land packages and related credit card fees. Concession revenues do not have significant associated expenses because the costs and services incurred for concession revenues are borne by our concessionaires,

•	payroll and related costs, which represent all costs related to our shipboard personnel, including deck and engine crew, including officers, and hotel and administrative employees,
•	fuel costs, which include fuel delivery costs,
•	food costs, which include both our guest and crew food costs, and
•

other ship operating costs, which include port costs that do not vary with guest head counts, repairs and maintenance, including minor improvements and dry-dock expenses, hotel supplies, entertainment, freight and logistics and all other ship operating costs and expenses.

For segment information related to our North America and Europe, Australia & Asia (“EAA”) cruise brands’ revenues, expenses, operating income and other financial information see Note 11 in the accompanying consolidated financial statements.

Selected Cruise and Other Information

Selected cruise and other information was as follows:

	Years Ended November 30,
	2010	2009	2008
Passengers carried (in thousands)	9,147	8,519	8,183
Occupancy percentage (a)	105.6%	105.5%	105.7%
Fuel consumption (metric tons in thousands)	3,319	3,184	3,179
Fuel cost per metric ton (b)	$489	$363	$558
Currencies
U.S. dollar to €1	$1.33	$1.39	$1.49
U.S. dollar to £1	$1.55	$1.56	$1.90
U.S. dollar to Australian dollar	$0.91	$0.77	$0.87

(a)	In accordance with cruise industry practice, occupancy is calculated using a denominator of two passengers per cabin even though some cabins can accommodate three or more passengers. Percentages in excess of 100% indicate that on average more than two passengers occupied some cabins.

(b)	Fuel cost per metric ton is calculated by dividing the cost of fuel by the number of metric tons consumed.

Fiscal 2010 (“2010”) Compared to Fiscal 2009 (“2009”)

Revenues

Consolidated

Approximately 77% of 2010 total revenues are comprised of cruise passenger ticket revenues. Cruise passenger ticket revenues increased by $796 million, or 7.7%, to $11.1 billion in 2010 from $10.3 billion in 2009. This increase was caused by our 7.1% capacity increase in ALBDs, which accounted for $735 million, and a recovery in overall cruise ticket pricing, which accounted for $324 million. Our 2010 cruise passenger ticket revenue increase was partially offset by the impacts of lower air transportation revenues due to fewer guests purchasing their air travel through us, and a stronger U.S. dollar against the euro and sterling compared to 2009 (see “Key Performance Non-GAAP Financial Indicators”).

The remaining 23% of 2010 total revenues is principally comprised of onboard and other cruise revenues, which increased by $219 million, or 7.6%, to $3.1 billion in 2010 from $2.9 billion in 2009. This increase was driven by our 7.1% capacity increase in ALBDs, which accounted for $206 million. Onboard and other revenues included concession revenues of $958 million in 2010 and $881 million in 2009.

North America Brands

Approximately 75% of 2010 total revenues are comprised of cruise passenger ticket revenues. Cruise passenger ticket revenues increased by $458 million, or 7.8%, to $6.3 billion in 2010 from $5.9 billion in 2009. This increase was caused by a significant recovery in cruise ticket pricing, which accounted for $338 million and our 3.4% capacity increase in ALBDs, which accounted for $197 million. Our 2010 cruise passenger ticket revenue increase was partially offset by lower air transportation revenues from fewer guests purchasing their air travel through us.

The remaining 25% of 2010 total revenues is comprised of onboard and other cruise revenues, which increased $106 million, or 5.4%, to $2.1 billion in 2010 from $2.0 billion in 2009. This increase was primarily driven by our 3.4% capacity increase in ALBDs. Onboard and other revenues included concession revenues of $628 million in 2010 and $589 million in 2009.

EAA Brands

Approximately 83% of 2010 total revenues are comprised of cruise passenger ticket revenues. Cruise passenger ticket revenues increased $338 million, or 7.7%, to $4.8 billion in 2010 from $4.4 billion in 2009. This increase was caused by our 14.0% capacity increase in ALBDs, which accounted for $622 million. This increase was partially offset by the impact of the stronger U.S. dollar against the euro and sterling compared to 2009, which accounted for $111 million, the impact of lower air transportation revenues from fewer guests purchasing their air travel through us and a decrease in cruise ticket pricing primarily caused by the challenging winter season in the Brazilian market, which had significant increases in industry capacity.

The remaining 17% of 2010 total revenues is comprised of onboard and other cruise revenues, which increased $112 million, or 13.1%, to $965 million in 2010 from $853 million in 2009. This increase was caused by our 14.0% capacity increase in ALBDs, which accounted for $120 million. Onboard and other revenues included concession revenues of $330 million in 2010 and $291 million in 2009.

Costs and Expenses

Consolidated

Operating costs and expenses increased $685 million, or 8.1%, to $9.1 billion in 2010 from $8.4 billion in 2009. This increase was caused by our 7.1% capacity increase in ALBDs, which accounted for $584 million and higher fuel prices, which accounted for $417 million. These increases were partially offset by the benefits from cost reduction programs and economies of scale, lower air transportation costs due to fewer guests purchasing their air travel through us and $61 million of gains recognized from the sale of P&O Cruises (UK)’s Artemis and Cunard’s litigation settlement with Converteam related to Queen Mary 2’s pod propulsion system (“Cunard’s litigation settlement”).

Selling and administrative expenses of $1.6 billion were flat in 2010 compared to 2009 despite our 7.1% capacity increase in ALBDs. The impact from the increase in capacity, which accounted for $111 million, was offset by the benefits from cost reduction programs and economies of scale.

Depreciation and amortization expense increased $107 million, or 8.2%, to $1.4 billion in 2010 from $1.3 billion in 2009 caused by $91 million from our 7.1% capacity increase in ALBDs through the addition of new ships, and additional ship and other improvement expenditures, net of disposals.

Our total costs and expenses as a percentage of revenues decreased slightly to 83.8% in 2010 from 84.0% in 2009.

North America Brands

Operating costs and expenses increased $350 million, or 7.1%, to $5.3 billion in 2010 from $4.9 billion in 2009. This increase was caused by higher fuel prices, which accounted for $260 million and our 3.4% capacity increase in ALBDs, which accounted for $167 million. These increases were partially offset by the benefits from cost reduction programs and economies of scale and lower air transportation costs due to fewer guests purchasing air travel through us.

Selling and administrative expenses of $902 million were flat in 2010 compared to 2009 despite our 3.4% capacity increase in ALBDs. The impact from the increase in capacity, which accounted for $30 million, was offset by the benefits from cost reduction programs and economies of scale.

Depreciation and amortization expense increased $52 million, or 6.6%, to $843 million in 2010 from $791 million in 2009, caused by $27 million from our 3.4% capacity increase in ALBDs through the addition of new ships, and additional ship and other improvement expenditures.

Our total costs and expenses as a percentage of total revenues decreased to 84.0% in 2010 from 84.8% in 2009.

EAA Brands

Operating costs and expenses increased $357 million, or 11.1%, to $3.6 billion in 2010 from $3.2 billion in 2009. This increase was caused by our 14.0% capacity increase in ALBDs, which accounted for $451 million and higher fuel prices, which accounted for $157 million. These increases were partially offset by the benefits from cost reduction programs and economies of scale, lower air transportation costs due to fewer guests purchasing their air travel through us and $61 million of gains recognized from the sale of P&O Cruises (UK)’s Artemis and Cunard’s litigation settlement.

Selling and administrative expenses of $584 million were flat in 2010 compared to 2009 despite our 14.0% capacity increase in ALBDs. The impact from the increase in capacity, which accounted for $80 million was offset by the benefits from cost reduction programs and economies of scale.

Depreciation and amortization expense increased $47 million, or 10.3%, to $505 million in 2010 from $458 million in 2009, caused by $64 million from our 14.0% capacity increase in ALBDs through the addition of new ships, and additional ship and other improvement expenditures, net of disposals.

Our total costs and expenses as a percentage of total revenues increased to 81.3% in 2010 from 80.4% in 2009.

Operating Income

Our consolidated operating income increased $193 million, or 9.0%, to $2.3 billion in 2010 from $2.2 billion in 2009. Our North America brands’ operating income increased $156 million, or 13.2%, to $1.3 billion in 2010 from $1.2 billion in 2009, and our EAA brands’ operating income increased $35 million, or 3.4%, to $1.1 billion in 2010 from $1.0 billion in 2009. These increases were primarily due to the reasons discussed above.

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

We use net cruise revenues per ALBD (“net revenue yields”), net cruise costs per ALBD and net cruise costs excluding fuel per ALBD as significant non-GAAP financial measures of our cruise segment financial performance. These measures enable us to separate the impact of predictable capacity changes from the more unpredictable rate changes that affect our business. We believe these non-GAAP measures provide an expanded insight to measure our revenue and cost performance in addition to the standard U.S. GAAP-based financial measures.

Net revenue yields are commonly used in the cruise industry to measure a company’s cruise segment revenue performance and for revenue management purposes. We use “net cruise revenues” rather than “gross cruise revenues” to calculate net revenue yields. We believe that net cruise revenues is a more meaningful measure in determining revenue yield than gross cruise revenues because it reflects the cruise revenues earned net of our most significant variable costs, which are travel agent commissions, cost of air and other transportation, certain other costs that are directly associated with onboard and other revenues and credit card fees. Substantially all of our remaining cruise costs are largely fixed, except for the impact of changing prices, once our ship capacity levels have been determined.

Net passenger ticket revenues reflect gross cruise revenues, net of (1) onboard and other revenues, (2) commissions, transportation and other costs and (3) onboard and other cruise costs. Net onboard and other revenues reflect gross cruise revenues, net of (1) passenger ticket revenues, (2) commissions, transportation and other costs and (3) onboard and other cruise costs. Net passenger ticket revenue yields and net onboard and other revenue yields are computed by dividing net passenger ticket revenues and net onboard and other revenues by ALBDs.

Net cruise costs per ALBD and net cruise costs excluding fuel per ALBD are the most significant measures we use to monitor our ability to control our cruise segment costs rather than gross cruise costs per ALBD. We exclude the same variable costs that are included in the calculation of net cruise revenues to calculate net cruise costs with and without fuel to avoid duplicating these variable costs in our non-GAAP financial measures.

In addition, because our EAA cruise brands utilize the euro, sterling and Australian dollar to measure their results and financial condition, the translation of those operations to our U.S. dollar reporting currency results in decreases in reported U.S. dollar revenues and expenses if the U.S. dollar strengthens against these foreign currencies, and increases in reported U.S. dollar revenues and expenses if the U.S. dollar weakens against these foreign currencies. Accordingly, we also monitor and report our non-GAAP financial measures assuming the 2010 and 2009 periods’ currency exchange rates have remained constant with the 2009 and 2008 periods’ rates, respectively, or on a “constant dollar basis,” in order to remove the impact of changes in exchange rates on our non-U.S. dollar cruise operations. We believe that this is a useful measure since it facilitates a comparative view of the growth of our business in a fluctuating currency exchange rate environment.

There are no specific rules for determining our non-GAAP current and constant dollar financial measures and, accordingly, it is possible that they may not be exactly comparable to the like-kind information presented by other cruise companies, which is a potential risk associated with using these measures to compare us to other cruise companies.

Consolidated gross and net revenue yields were computed by dividing the gross and net cruise revenues, without rounding, by ALBDs as follows (dollars in millions, except yields):

	Years Ended November 30,
	2010	2010 Constant Dollar	2009	2009 Constant Dollar	2008
Passenger ticket revenues	$11,084	$11,194	$10,288	$10,818	$11,511
Onboard and other revenues	3,104	3,117	2,885	2,979	3,044

Gross cruise revenues	14,188	14,311	13,173	13,797	14,555

Less cruise costs
Commissions, transportation and other	(2,272)	(2,287)	(2,220)	(2,361)	(2,533)
Onboard and other	(474)	(474)	(461)	(481)	(501)

	(2,746)	(2,761)	(2,681)	(2,842)	(3,034)

Net passenger ticket revenues	8,812	8,907	8,068	8,457	8,978
Net onboard and other revenues	2,630	2,643	2,424	2,498	2,543

Net cruise revenues	$11,442	$11,550	$10,492	$10,955	$11,521

ALBDs	66,545,164	66,545,164	62,105,916	62,105,916	58,942,864

Gross revenue yields	$213.21	$215.06	$212.10	$222.15	$246.93
% increase (decrease) vs. prior year	0.5%	1.4%	(14.1)%	(10.0)%
Net revenue yields	$171.94	$173.57	$168.94	$176.38	$195.46
% increase (decrease) vs. prior year	1.8%	2.7%	(13.6)%	(9.8)%
Net passenger ticket revenue yields	$132.41	$133.86	$129.91	$136.17	$152.31
% increase (decrease) vs. prior year	1.9%	3.0%	(14.7)%	(10.6)%
Net onboard and other revenue yields	$39.52	$39.72	$39.03	$40.21	$43.16
% increase (decrease) vs. prior year	1.3%	1.8%	(9.6)%	(6.8)%

Consolidated gross and net cruise costs and net cruise costs excluding fuel per ALBD were computed by dividing the gross and net cruise costs and net cruise costs excluding fuel, without rounding, by ALBDs as follows (dollars in millions, except costs per ALBD):

	Years Ended November 30,
	2010	2010 Constant Dollar	2009	2009 Constant Dollar	2008
Cruise operating expenses	$8,880	$8,911	$8,171	$8,512	$9,047
Cruise selling and administrative expenses	1,583	1,587	1,558	1,624	1,594

Gross cruise costs	10,463	10,498	9,729	10,136	10,641
Less cruise costs included in net cruise revenues
Commissions, transportation and other	(2,272)	(2,287)	(2,220)	(2,361)	(2,533)
Onboard and other	(474)	(474)	(461)	(481)	(501)

Net cruise costs	7,717	7,737	7,048	7,294	7,607
Less fuel	(1,622)	(1,622)	(1,156)	(1,156)	(1,774)

Net cruise costs excluding fuel	$6,095	$6,115	$5,892	$6,138	$5,833

ALBDs	66,545,164	66,545,164	62,105,916	62,105,916	58,942,864

Gross cruise costs per ALBD	$157.23	$157.77	$156.64	$163.21	$180.53
% increase (decrease) vs. prior year	0.4%	0.7%	(13.2)%	(9.6)%
Net cruise costs per ALBD	$115.96	$116.28	$113.48	$117.45	$129.06
% increase (decrease) vs. prior year	2.2%	2.5%	(12.1)%	(9.0)%
Net cruise costs excluding fuel per ALBD	$91.59	$91.91	$94.86	$98.83	$98.96
% (decrease) vs. prior year	(3.4)%	(3.1)%	(4.1)%	(0.1)%

Net cruise revenues increased $950 million, or 9.1%, to $11.4 billion in 2010 from $10.5 billion in 2009. This was caused by a 7.1% capacity increase in ALBDs, which accounted for $750 million, and a 2.7% increase in constant dollar net revenue yields, which accounted for $308 million, partially offset by the impact of a stronger U.S. dollar against the euro and sterling, which accounted for $108 million. The 2.7% increase in net revenue yields on a constant dollar basis was comprised of a 3.0% increase in net passenger ticket revenue yields and a 1.8% increase in net onboard and other revenue yields. The 3.0% increase in net passenger ticket revenue yields was driven by stronger North American brand yields as business trends improved from a gradually recovering economy, partially offset by slightly weaker EAA brand yields that were primarily caused by the challenging winter season in the Brazilian market, which had significant increases in industry capacity. Net onboard and other revenue yields increased 1.8% on a constant dollar basis due to higher onboard spending by our guests. Gross cruise revenues increased $1.0 billion, or 7.7%, to $14.2 billion in 2010 from $13.2 billion in 2009 for largely the same reasons as discussed above.

Net cruise costs excluding fuel increased $203 million, or 3.4%, to $6.1 billion in 2010 from $5.9 billion in 2009. This was caused by a 7.1% capacity increase in ALBDs, which accounted for $421 million, partially offset by a 3.1% decrease in constant dollar net cruise costs excluding fuel per ALBD, which accounted for $196 million. The 3.1% decrease in constant dollar net cruise costs excluding fuel per ALBD was primarily due to the benefits from cost reduction programs and economies of scale and $61 million of gains recognized from the sale of P&O Cruises (UK)’s Artemis and Cunard’s litigation settlement. On a constant dollar basis, net cruise costs per ALBD excluding fuel and the gains recognized from the sale of P&O Cruises (UK)’s Artemis and Cunard’s litigation settlement decreased 2.2% in 2010 compared to 2009.

Fuel costs increased $466 million, or 40.3%, to $1.6 billion in 2010 from $1.2 billion in 2009. This was driven by higher fuel prices, which accounted for $417 million, a 7.1% capacity increase in ALBDs, which accounted for $83 million and was partially offset by lower fuel consumption per ALBD. Gross cruise costs increased $734 million, or 7.5% in 2010 to $10.5 billion from $9.7 billion in 2009 for largely the same reasons as discussed above.

Fiscal 2009 (“2009”) Compared to Fiscal 2008 (“2008”)

Revenues

Consolidated

Approximately 76% of 2009 total revenues are comprised of cruise passenger ticket revenues. Cruise passenger ticket revenues decreased by $1.2 billion, or 10.6%, to $10.3 billion in 2009 from $11.5 billion in 2008. This decrease was caused by lower pricing due to the impact of the economic downturn, as well as a stronger U.S. dollar against the euro, sterling and Australian dollar compared to 2008, which accounted for $530 million. In addition, the U.S. Center for Disease Control and Prevention’s (“CDC’s”) recommendations against non-essential travel to Mexico as a result of the flu virus also adversely impacted our revenues because we had to alter several of our cruise ships’ itineraries. This revenue decrease was partially offset by our 5.4% capacity increase in ALBDs, which accounted for $618 million (see “Key Performance Non-GAAP Financial Indicators” below).

The remaining 24% of 2009 total revenues is principally comprised of onboard and other cruise revenues, which decreased by $159 million, or 5.2%, to $2.9 billion in 2009 from $3.0 billion in 2008. This decrease was caused by lower onboard spending by our guests primarily as a result of the impacts of the economic downturn, as well as the impact of the stronger U.S. dollar against the euro, sterling and Australian dollar compared to 2008, which accounted for $94 million. The lower onboard and other spending was partially offset by our 5.4% capacity increase in ALBDs, which accounted for $163 million. Onboard and other revenues included concession revenues of $881 million in 2009 and $924 million in 2008.

North America Brands

Approximately 75% of 2009 total revenues are comprised of cruise passenger ticket revenues. Cruise passenger ticket revenues decreased by $825 million, or 12.3%, to $5.9 billion in 2009 from $6.7 billion in 2008. This decrease was caused by lower pricing due to the impact of the economic downturn partially offset by our 3.9% capacity increase in ALBDs, which accounted for $258 million. In addition, the CDC’s recommendations against non-essential travel to Mexico as a result of the flu virus also adversely impacted our revenues because we had to alter several of our cruise ships’ itineraries.

The remaining 25% of 2009 total revenues is principally comprised of onboard and other cruise revenues, which decreased $126 million, or 6.1%, to $2.0 billion in 2009 from $2.1 billion in 2008. This decrease was driven by lower onboard spending by our guests primarily as a result of the impact of the economic downturn. Our onboard and other revenue decrease was partially offset by our 3.9% capacity increase in ALBDs, which accounted for $80 million. Onboard and other revenues included concession revenues of $589 million in 2009 and $619 million in 2008.

EAA Brands

Approximately 84% of 2009 total revenues are comprised of cruise passenger ticket revenues. Cruise passenger ticket revenues decreased $398 million, or 8.3%, to $4.4 billion in 2009 from $4.8 billion in 2008. This decrease was caused by the impact of the stronger U.S. dollar against the euro, sterling and Australian dollar compared to 2008, which accounted for $530 million and lower pricing primarily due to the impact of the economic downturn, which were partially offset by our 8.2% capacity increase in ALBDs, which accounted for $397 million.

The remaining 16% of 2009 total revenues is comprised of onboard and other cruise revenues, which decreased $35 million or 3.9%, to $853 million in 2009 from $888 million in 2008. This decrease was primarily because of the impact of the stronger U.S. dollar against the euro, sterling and Australian dollar, which was partially offset by our 8.2% capacity increase in ALBDs, which accounted for $73 million. Onboard and other revenues included concession revenues of $291 million in 2009 and $304 million in 2008.

Costs and Expenses

Consolidated

Operating costs and expenses decreased $933 million, or 10.0%, to $8.4 billion in 2009 from $9.3 billion in 2008. This decrease was primarily due to lower fuel prices of $621 million, the impact of the stronger U.S. dollar against the euro, sterling and Australian dollar, decreased commissions as a result of our lower ticket revenues and lower fuel consumption, resulting from fuel saving initiatives. This decrease was partially offset by our 5.4% capacity increase in ALBDs, which accounted for $485 million.

Selling and administrative expenses decreased $39 million, or 2.4%, to $1.6 billion in 2009. The decrease was primarily caused by the stronger U.S. dollar against the euro, sterling and Australian dollar and the impact of cost containment initiatives, partially offset by our 5.4% capacity increase in ALBDs, which accounted for $86 million.

Depreciation and amortization expense increased $60 million, or 4.8%, to $1.3 billion in 2009 from $1.2 billion in 2008, caused by $67 million from our 5.4% capacity increase in ALBDs through the addition of new ships, and additional ship and other improvement expenditures, partially offset by the impact of the stronger U.S. dollar against the euro, sterling and Australian dollar and disposals.

Our total costs and expenses as a percentage of revenues increased to 84.0% in 2009 from 81.7% in 2008.

North America Brands

Operating costs and expenses decreased $566 million, or 10.3%, to $4.9 billion in 2009 from $5.5 billion in 2008. This decrease was primarily due to lower fuel prices, which accounted for $409 million, decreased commissions as a result of our lower ticket revenues and lower fuel consumption, as a result of fuel saving initiatives compared to 2008. This decrease was partially offset by our 3.9% capacity increase in ALBDs, which accounted for $213 million.

Selling and administrative expenses decreased $9 million, or 1.0%, to $896 million in 2009 from $905 million in 2008. The decrease was primarily caused by the impact of cost containment initiatives, partially offset by our 3.9% capacity increase in ALBDs, which accounted for $35 million.

Depreciation and amortization expense increased $68 million, or 9.4%, to $791 million in 2009 from $723 million in 2008, caused by $28 million from our 3.9% capacity increase in ALBDs through the addition of new ships, and additional ship and other improvement expenditures.

Our total costs and expenses as a percentage of revenues increased to 84.8% in 2009 from 81.4% in 2008.

EAA Brands

Operating costs and expenses decreased $288 million, or 8.2%, to $3.2 billion in 2009 from $3.5 billion in 2008. This decrease was primarily due to lower fuel prices, which accounted for $212 million, the impact of the stronger U.S. dollar against the euro, sterling and Australian dollar, decreased commissions as a result of our lower ticket revenues and lower fuel consumption, resulting from fuel saving initiatives. This decrease was partially offset by our 8.2% capacity increase in ALBDs, which accounted for $288 million.

Selling and administrative expenses decreased $39 million, or 6.4%, to $573 million in 2009 from $612 million in 2008. The decrease was primarily caused by the stronger U.S. dollar against the euro, sterling and Australian dollar and the impact of cost containment initiatives, partially offset by our 8.2% capacity increase in ALBDs, which accounted for $50 million.

Depreciation and amortization expense decreased $4 million to $458 million in 2009 from $462 million in 2008. This decrease was caused by a stronger U.S. dollar against the euro, sterling and Australian dollar compared to 2008, which accounted for $52 million and disposals, partially offset by our 8.2% capacity increase in ALBDs.

Our total costs and expenses as a percentage of revenues increased to 80.4% in 2009 from 80.1% in 2008.

Operating Income

Our consolidated operating income decreased $575 million, or 21.1% to $2.2 billion in 2009 from $2.7 billion in 2008. Our North America brands’ operating income decreased $444 million, or 27.3%, to $1.2 billion in 2009 from $1.6 billion in 2008, and our EAA brands’ operating income decreased $102 million, or 9.0%, to $1.0 billion in 2009 from $1.1 billion in 2008. These increases were primarily due to the reasons discussed above.

Key Performance Non-GAAP Financial Indicators

Net cruise revenues decreased $1.0 billion, or 8.9%, to $10.5 billion in 2009 from $11.5 billion in 2008. This was caused by a 9.8% decrease in constant dollar net revenue yields, which accounted for $1.2 billion and the impact of a stronger U.S. dollar against the euro, sterling and Australian dollar, which accounted for $462 million (gross revenue yields decreased by 14.1%). This decrease was partially offset by our 5.4% capacity increase in ALBDs, which accounted for $618 million. The 9.8% decrease in net revenue yields on a constant dollar basis was comprised of a 10.6% decrease in net passenger ticket revenue yields and a 6.8% decrease in net onboard and other revenue yields. The 10.6% decrease in net passenger ticket revenue yields was due to the impact of the economic downturn on our cruise ticket pricing. In addition the U.S. Center for Disease Control and Prevention’s recommendation against non-essential travel to Mexico as a result of a flu virus also impacted our net revenue yields as previously discussed. Net onboard and other revenue yields decreased primarily due to the impact of the economic downturn on guest onboard spending across all revenue-producing activities. Gross cruise revenues decreased $1.4 billion, or 9.5%, to $13.2 billion in 2009 from $14.6 billion in 2009 for largely the same reasons as discussed above.

Net cruise costs excluding fuel increased $59 million, or 1.0%, to $5.9 billion in 2009 from $5.8 billion in 2008. This was caused by a 5.4% capacity increase in ALBDs, which accounted for $313 million, partially offset by the impact of a stronger U.S. dollar against the euro, sterling and Australian dollar, which accounted for $246 million. Net cruise costs excluding fuel per ALBD as measured on a constant dollar basis were flat in 2009 compared to 2008 primarily due to the impact of cost containment initiatives (gross cruise costs per ALBD decreased 13.2%).

Fuel costs decreased $618 million, or 34.8%, to $1.2 billion in 2009 from $1.8 billion in 2008. This was caused by lower fuel prices, which accounted for $621 million and lower fuel consumption per ALBD, which accounted for $92 million and was partially offset by a 5.4% capacity increase in ALBDs, which accounted for $95 million. Gross cruise costs decreased $912 million, or 8.6%, in 2009 to $9.7 billion from $10.6 billion in 2008 for largely the same reasons as discussed above, as well as the reduction in travel agent commissions as a result of lower cruise ticket prices.

Liquidity, Financial Condition and Capital Resources

Maintenance of a strong balance sheet, which enhances our financial flexibility and allows us to return free cash flow to shareholders, is the primary objective of our capital structure policy. Our current intention is to have an average of two to three new cruise ships enter service annually in 2012 and beyond. Since we have slowed down the pace of our newbuilding program, we currently believe this will lead to increasing free cash flows in 2011 and beyond. Other objectives of our capital structure policy are to maintain an acceptable level of liquidity with our available cash and cash equivalents and committed financings for immediate and future liquidity needs, and a reasonable debt maturity profile that is spread out over a number of years.

We continue to generate substantial cash from operations and have investment grade credit ratings, which provide us with financial flexibility in most financial credit market environments to obtain debt funding, as required. If our long-term credit rating were to be downgraded or assigned a negative outlook, our access to, and cost of, financing may be negatively impacted. Based on our historical results, current forecast and financial condition, we believe that our existing liquidity (assuming we can refinance our principal revolver before its October 2012 maturity) and cash flow from future operations will be sufficient to fund all of our expected capital projects (including shipbuilding commitments), debt service requirements, working capital needs and other firm commitments over the next several years. Our forecasted cash flow from operations and access to the capital markets can be adversely impacted by numerous factors outside our control including, but not limited to, those noted under “Cautionary Note Concerning Factors That May Affect Future Results.” Although we do not believe we will be required to obtain additional new financings during 2011, we may choose to do so if favorable opportunities arise.

At November 30, 2009, the U.S. dollar was $1.65 to sterling, $1.50 to the euro and $0.91 to the Australian dollar. Had these November 30, 2009 currency exchange rates been used to translate our November 30, 2010 non-U.S. dollar functional currency operations’ assets and liabilities instead of the November 30, 2010 U.S. dollar exchange rates of $1.56 to sterling, $1.32 to the euro and $0.96 to the Australian dollar, our total assets and liabilities would have been higher by $1.5 billion and $690 million, respectively.

Sources and Uses of Cash

Our business provided $3.8 billion of net cash from operations during fiscal 2010, an increase of $476 million, or 14.2%, compared to $3.3 billion in fiscal 2009. This increase was caused by an increase in customer deposits and more cash provided by our results of operations.

At November 30, 2010 and 2009, we had working capital deficits of $4.5 billion and $3.4 billion, respectively. Our November 30, 2010 deficit included $2.8 billion of customer deposits, which represent the passenger revenues we collect in advance of sailing dates and, accordingly, are substantially more like deferred revenue transactions rather than actual current cash liabilities. We use our long-term ship assets to realize a portion of this deferred revenue in addition to consuming current assets. In addition, our November 30, 2010 working capital deficit included $1.4 billion of current debt obligations, which included $696 million outstanding under our commercial paper programs and $657 million outstanding under our export credit facilities, bank loans and other debt. We continue to generate substantial cash from operations and have a strong balance sheet. This strong balance sheet provides us with financial flexibility to meet our current debt obligations as they become due in most financial credit market environments. We also have our principal revolver available to provide long-term rollover financing should the need arise, or we choose to do so. After excluding customer deposits and current debt obligations from our November 30, 2010 working capital deficit balance, our non-GAAP adjusted working capital deficit is only $353 million. As explained above, our business model allows us to operate with a significant working capital deficit and, accordingly, we believe we will continue to have a working capital deficit for the foreseeable future.

During fiscal 2010, our expenditures for capital projects were $3.6 billion, of which $2.9 billion was spent on our ongoing new shipbuilding program, including $2.5 billion for the final delivery payments for AIDAblu, Azura, Costa Deliziosa, Nieuw Amsterdam, Queen Elizabeth and Seabourn Sojourn. In addition to our new shipbuilding program, we had capital expenditures of $544 million for ship improvements and replacements and $115 million for cruise port facilities, information technology and other assets.

During 2010, we borrowed a net $626 million of short-term borrowings in connection with our needs for, and availability of, cash at various times throughout the year. In addition, during fiscal 2010, we repaid $350 million and borrowed $94 million under our revolving credit facilities, which was also in connection with our needs for, and availability of, cash at various times throughout the year. We also borrowed $1.3 billion of new other long-term debt during fiscal 2010, under three export credit financing facilities and two bank loans. In addition, we also repaid $1.8 billion of other long-term debt in fiscal 2010 for scheduled payments on export credit facilities and a bank loan, redemption of our 2% Notes and early repayment of two export credit facilities and a bank loan. Finally, we paid cash dividends of $237 million in fiscal 2010.

Future Commitments and Funding Sources

At November 30, 2010, our contractual cash obligations were as follows (in millions):

	Payments Due by Fiscal
	2011	2012	2013	2014	2015	There- After	Total
Recorded Contractual Cash Obligations
Short-term borrowings (a)	$740						$740
Long-term debt (a)	613	$1,159	$1,715	$1,006	$1,128	$3,003	8,624
Other long-term liabilities reflected on the balance sheet (b)	74	121	106	85	56	216	658
Unrecorded Contractual Cash Obligations
Shipbuilding (c)	2,076	1,773	1,032	625	—	—	5,506
Operating leases (c)	44	39	34	25	23	108	273
Port facilities and other (c)	120	114	107	100	98	811	1,350
Purchase obligations (d)	694	58	36	24	20	25	857
Fixed rate interest payments (e)	304	287	259	197	175	691	1,913
Floating rate interest payments (e)	61	57	33	31	24	82	288

Total Contractual Cash Obligations (f)	$4,726	$3,608	$3,322	$2,093	$1,524	$4,936	$20,209

(a)	Our debt, excluding short-term borrowings, has a weighted-average maturity of five years. See Note 5 in the accompanying consolidated financial statements for additional information regarding these debt obligations.

(b)	Represents cash outflows for certain of our long-term liabilities, including their current portion, that could be reasonably estimated. The primary outflows are for estimates of our employee benefit plan obligations, crew and guest claims, uncertain income tax position liabilities and certain deferred income taxes. Deferred income and certain deferred income taxes have been excluded from the table because they do not require a cash settlement in the future.

(c)	Represents cash outflows for our shipbuilding contractual obligations, including the impact of foreign currency options as discussed below in “Newbuild Currency Risk.” These obligations are legal commitments and, accordingly, cannot be cancelled without cause by the shipyards or us, and such cancellation will subject the defaulting party to significant contractual liquidating damage payments. See Note 6 in the accompanying consolidated financial statements for additional information regarding these contractual cash obligations.

(d)	Represents legally-binding commitments to purchase inventory and other goods and services made in the normal course of business to meet operational requirements. Many of our contracts contain clauses that allow us to terminate the contract with notice, either with or without a termination penalty. Termination penalties are generally an amount less than the original obligation. Historically, we have not had any significant defaults of our contractual obligations or incurred significant penalties for termination of our contractual obligations.

(e)	Fixed rate interest payments represent cash outflows for fixed interest payments, including interest swapped from a floating rate to a fixed rate and excluding the reverse of such a swap. Floating rate interest payments represent forecasted cash outflows for interest payments on floating rate debt, including interest swapped from a fixed rate to a floating rate, and excluding the reverse of such a swap, using the November 30, 2010 forward interest rates for the remaining terms of the loans.

(f)	Amounts payable in foreign currencies, which are principally the euro, sterling and Australian dollars, are based on the November 30, 2010 exchange rates.

In June 2006, the Boards of Directors authorized the repurchase of up to an aggregate of $1 billion of Carnival Corporation common stock and Carnival plc ordinary shares subject to certain restrictions. On September 19, 2007, the Boards of Directors increased the remaining $578 million general repurchase authorization back to $1 billion (the “Repurchase Program”). During fiscal 2010 and 2009, there were no repurchases of Carnival Corporation common stock or Carnival plc ordinary shares under the Repurchase Program. At January 31, 2011, the remaining availability pursuant to our Repurchase Program was $787 million. The Repurchase Program does not have an expiration date and may be discontinued by our Boards of Directors at any time.

In addition to the Repurchase Program, the Boards of Directors have authorized the repurchase of up to 19.2 million Carnival plc ordinary shares and up to 31.5 million shares of Carnival Corporation common stock under the “Stock Swap” programs. We use these “Stock Swap” programs in situations where we can obtain an economic benefit because either Carnival Corporation common stock or Carnival plc ordinary shares are trading at a price that is at a premium or discount to the price of Carnival plc ordinary shares or Carnival Corporation common stock, as the case may be. This economic benefit is used for general corporate purposes, which could include repurchasing treasury stock under the Repurchase Program. Carnival plc ordinary share repurchases under both the Repurchase Program and the “Stock Swap” authorizations require annual shareholder approval. Finally, under the “Stock Swap” programs, the sales of the Carnival Corporation common stock and Carnival plc ordinary shares have been or will be registered under the Securities Act.

At November 30, 2010, as adjusted for the $549 million of export credit facilities for two AIDA ship financings committed to us in December 2010, we had liquidity of $5.6 billion. Our liquidity consisted of $148 million of cash and cash equivalents, excluding cash on hand of $281 million used for current operations, $1.8 billion available for borrowing under our revolving credit facilities and $3.7 billion under committed financings. Of this $3.7 billion of committed facilities, $1.4 billion, $947 million, $851 million and $535 million are scheduled to be funded in 2011, 2012, 2013 and 2014, respectively. Almost 90% of our revolving credit facilities are scheduled to mature in 2012, while almost 10% mature in 2011. We rely on, and have banking relationships with, numerous large, well-established banks, which we believe will assist us in accessing multiple sources of funding in the event that some lenders are unwilling or unable to lend to us. However, we believe that our revolving credit facilities and committed financings will be honored as required pursuant to their contractual terms.

Substantially all of our debt agreements contain financial covenants as described in Note 5 in the accompanying consolidated financial statements. At November 30, 2010, we believe we were in compliance with all of our debt covenants. In addition, based on our forecasted operating results, financial condition and cash flows, we expect to be in compliance with our debt covenants over the next several years. Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables could become due, and all debt and derivative contracts could be terminated.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, certain derivative instruments and variable interest entities that either have, or are reasonably likely to have, a current or future material effect on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

For a discussion of our hedging strategies and market risks see the discussion below and “Note 10—Fair Value Measurements, Derivative Instruments and Hedging Activities,” in the accompanying consolidated financial statements.

Foreign Currency Exchange Rate Risks

Operational and Investment Currency Risks

We have $352 million of foreign currency forwards that are designated as hedges of our net investments in foreign operations, which have a euro-denominated functional currency, thus partially offsetting this foreign currency exchange rate risk. Based upon a 10% hypothetical change in the U.S. dollar compared to the euro as of November 30, 2010, assuming no changes in comparative interest rates, we estimate that these foreign currency forwards’ fair values would change by $35 million, which would be offset by a corresponding change of $35 million in the U.S. dollar value of our net investments. In addition, based upon a 10% hypothetical change in the U.S. dollar compared to the euro, sterling and Australian dollar, which are the functional currencies that we translate into our U.S. dollar reporting currency, assuming no changes in comparable interest rates, we estimate that our 2011 full year December 21, 2010 guidance would change by approximately $195 million.

Newbuild Currency Risk

During May 2010, we entered into foreign currency options that are designated as cash flow hedges of the remaining Carnival Magic euro-denominated shipyard payments. The options mature in April 2011, at a weighted-average ceiling rate of $1.36 to the euro, or $593 million, and a floor of $1.26 to the euro, or $548 million. If the spot rate is in between these two amounts on the date of delivery, then we would not owe or receive any payments under any of these options.

During June 2010, we entered into foreign currency options that are designated as a cash flow hedge of the final Seabourn Quest euro-denominated shipyard payment that matures in May 2011 at a ceiling of $1.23 to the euro, or $192 million, and a floor of $1.18 to the euro, or $185 million. If the spot rate is in between these two amounts on the date of delivery, then we would not owe or receive any payments under these options.

Based upon a 10% hypothetical change in the U.S. dollar compared to the euro as of November 30, 2010, assuming no changes in comparative interest rates, the estimated fair value of all these foreign currency options would change by approximately $59 million, which would be offset by a corresponding change of approximately $59 million in the U.S. dollar value of the related foreign currency ship construction contracts and result in no net impact to us.

At November 30, 2010, we have two 3,560-passenger capacity ships with a total euro-denominated aggregate remaining cost of approximately $1.3 billion and contracted for delivery in May 2013 and May 2014. We have not entered into any foreign currency contracts to hedge these ships’ currency risk. Therefore, the cost of each of these ships will increase or decrease based upon changes in the exchange rate until the payments are made under the shipbuilding contract or we enter into a foreign currency hedge. Based on a 10% hypothetical change in the U.S. dollar compared to the euro as of November 30, 2010, assuming no changes in comparative interest rates, the unpaid cost of these ships would have a corresponding change of approximately $130 million.

Interest Rate Risks

At November 30, 2010, we have interest rate swaps that effectively changed (1) $512 million of fixed rate debt to U.S. dollar LIBOR and GBP LIBOR-based floating rate debt and (2) $333 million of EURIBOR-based floating rate euro debt to fixed rate euro debt. Based upon a hypothetical 10% change in the November 30, 2010 market interest rates, assuming no change in currency exchange rates, the fair value of all our debt and related interest rate swaps would change by approximately $140 million. In addition, based upon a hypothetical 10% change in the November 30, 2010 interest rates, our annual interest expense on floating rate debt, including the effect of our interest rate swaps, would change by an insignificant amount.

These amounts are determined by considering the impact of the hypothetical market interest rates on our existing debt and interest rate swaps. This analysis does not consider the effects of the changes in the level of overall economic activity that could exist in such environments. Currently, substantially all of our fixed rate debt can only be called or prepaid by incurring significant break fees, therefore it is unlikely we will be able to take any significant steps in the short-term to mitigate our exposure in the event of a significant decrease in market interest rates.

Fuel Price Risks

We do not use financial instruments to hedge our exposure to fuel price market risk. We estimate that our fiscal 2011 fuel expense would change by approximately $3.5 million for each $1 per metric ton change in our average fuel price.

Selected Financial Data

The selected consolidated financial data presented below for fiscal 2006 through 2010 and as of the end of each such year, except for the other operating data, are derived from our audited consolidated financial statements and should be read in conjunction with those consolidated financial statements and the related notes.

	Years Ended November 30,
	2010	2009		2008		2007		2006
	(dollars in millions, except per share, per ton and currency data)
Statements of Income and Cash Flow Data
Revenues	$14,469	$13,460	(a)	$14,947	(a)	$13,306	(a)	$12,061	(a)
Operating income	$2,347	$2,154		$2,729		$2,725		$2,613
Net income	$1,978	$1,790		$2,324	(b)	$2,395	(b)	$2,260	(b)
Earnings per share
Basic	$2.51	$2.27		$2.96		$3.04		$2.85
Diluted	$2.47	$2.24		$2.90		$2.95		$2.77
Dividends declared per share	$0.40	$—		$1.60		$1.375		$1.025
Cash provided by operating activities	$3,818	$3,342		$3,391		$4,069		$3,633
Cash used in investing activities	$3,501	$3,384		$3,255		$3,746		$2,443
Capital expenditures	$3,579	$3,380		$3,353		$3,312		$2,480
Cash used in financing activities	$404	$93		$315		$604		$1,212
Dividends paid	$237	$314		$1,261		$990		$803

Other Operating Data
ALBDs (in thousands)	66,545	62,106		58,943		54,133		49,945
Passengers carried (in thousands)	9,147	8,519		8,183		7,672		7,008
Occupancy percentage	105.6%	105.5%		105.7%		105.6%		106.0%
Fuel consumption (metric tons in thousands)	3,319	3,184		3,179		3,033		2,783
Fuel cost per metric ton	$489	$363		$558		$361		$334
Currencies
U.S. dollar to €1	$1.33	$1.39		$1.49		$1.36		$1.25
U.S. dollar to £1	$1.55	$1.56		$1.90		$2.00		$1.83
U.S. dollar to Australian dollar	$0.91	$0.77		$0.87		$0.83		$0.75

	As of November 30,
	2010	2009		2008		2007		2006
	(dollars in millions)
Balance Sheet and Other Data
Total assets	$37,490	$36,835		$33,400		$34,181		$30,552
Total debt	$9,364	$10,047		$9,343		$8,846	(b)	$7,828	(b)
Total shareholders’ equity	$23,031	$22,039	(c)	$19,137	(c)	$20,023	(b)(c)	$18,231	(b)(c)
Total debt to capital (d)	28.9%	31.3%		32.9%		30.6%		30.0%

(a)	We changed the classification of our port costs that vary with guest head counts to a gross presentation from a net presentation, which resulted in an increase in both revenues and costs for the same amounts. The amounts now included on a gross basis in revenues are $303 million, $301 million, $273 million and $222 million for 2009, 2008, 2007 and 2006, respectively.

(b)	The 2006 net income was reduced by $57 million of share-based compensation expense related to the expensing of stock options and RSUs as a result of our adoption of a new accounting standard in 2006. Net income was reduced by $6 million, $13 million and $19 million for additional interest expense in 2008, 2007 and 2006, respectively, as a result of our adoption of a new accounting pronouncement in 2010 that changed the amount of interest expense for certain convertible debt instruments that may be settled in cash. In addition, total debt and total shareholders’ equity were both reduced by $6 million and $19 million at November 30, 2007 and 2006, respectively, as a result of adopting this 2010 accounting pronouncement.

(c)	Total shareholders’ equity was increased by $4 million, $39 million, $54 million and $2 million at November 30, 2009, 2008, 2007 and 2006, respectively, as a result of our adoption of a new accounting standard, which required us to include our noncontrolling interests within shareholders’ equity.

(d)	Percentage of total debt to the sum of total debt and shareholders’ equity.

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

			Carnival plc
	Carnival Corporation		Per Ordinary Share		Per ADS
	High	Low	High	Low	High	Low
Fiscal 2010
Fourth Quarter	$44.90	$31.74	£27.92	£21.10	$45.48	$33.24
Third Quarter	$37.53	$29.68	£27.12	£20.29	$39.94	$31.49
Second Quarter	$44.21	$34.07	£29.37	£24.70	$45.78	$35.56
First Quarter	$36.16	$31.14	£24.85	£20.40	$38.33	$33.14

Fiscal 2009
Fourth Quarter	$34.94	$28.26	£22.18	£18.07	$36.09	$29.36
Third Quarter	$31.64	$22.18	£19.72	£14.31	$32.02	$23.46
Second Quarter	$29.76	$16.80	£20.22	£12.58	$29.72	$17.61
First Quarter	$25.76	$17.60	£16.74	£12.24	$24.71	$17.37

As of January 24, 2011, there were 3,606 holders of record of Carnival Corporation common stock and 37,208 holders of record of Carnival plc ordinary shares and 91 holders of record of Carnival plc ADSs. The past performance of our stock prices cannot be relied on as a guide to their future performance.

All dividends for both Carnival Corporation and Carnival plc are declared in U.S. dollars. If declared, holders of Carnival Corporation common stock and Carnival plc ADSs receive a dividend payable in U.S. dollars. The dividends payable for Carnival plc ordinary shares are payable in sterling, unless the shareholders elect to receive the dividends in U.S. dollars. Dividends payable in sterling will be converted from U.S. dollars into sterling at the U.S. dollar to sterling exchange rate quoted by the Bank of England in London at 12:00 p.m. on the next combined U.S. and UK business day that follows the quarter end. At the January 2011 Boards of Directors meetings it was decided to increase our March 2011 quarterly dividend to $0.25 per share from $0.10 per share.

The payment and amount of any future dividend is within the discretion of the Boards of Directors. Our dividends were and will be based on a number of factors, including our earnings, liquidity position, financial condition, tone of business, capital requirements, credit ratings, availability and cost of obtaining new debt and future debt and equity market conditions. We cannot be certain that Carnival Corporation and Carnival plc will continue their dividend in the future, and if so, the amount and timing of such future dividends are not determinable and may be different than prior declarations.

Stock Performance Graphs

Carnival Corporation

The following graph compares the Price Performance of $100 if invested in Carnival Corporation common stock with the Price Performance of $100 if invested in each of the S&P 500 Index, the Dow Jones U.S. Travel and Leisure Index (the “Dow Jones Travel & Leisure Index”) and the FTSE 100 Index. The Price Performance, as used in the Performance Graph, is calculated by assuming $100 is invested at the beginning of the period in Carnival Corporation common stock at a price equal to the market value. At the end of each fiscal year the total value of the investment is computed by taking the number of shares owned, assuming Carnival Corporation dividends are reinvested on an annual basis, multiplied by the market price of the shares at the end of each fiscal year.

	Assumes $100 Invested on December 1, 2005 Assumes Dividends Reinvested Years Ended November 30,
	2005	2006	2007	2008	2009	2010
Carnival Corporation Common Stock	$100	$92	$87	$43	$65	$85
Dow Jones Travel & Leisure Index	$100	$121	$129	$71	$99	$146
FTSE 100 Index	$100	$131	$151	$78	$106	$110
S&P 500 Index	$100	$114	$123	$76	$96	$105

Carnival plc

The following graph compares the Price Performance of $100 invested in Carnival plc ADSs, each representing one ordinary share of Carnival plc, with the Price Performance of $100 invested in each of the indexes noted below. The Price Performance is calculated in a similar manner as previously discussed.

	Assumes $100 Invested on December 1, 2005 Assumes Dividends Reinvested Years Ended November 30,
	2005	2006	2007	2008	2009	2010
Carnival plc ADS	$100	$90	$82	$42	$67	$83
Dow Jones Travel & Leisure Index	$100	$121	$129	$71	$99	$146
FTSE 100 Index	$100	$131	$151	$78	$106	$110
S&P 500 Composite	$100	$114	$123	$76	$96	$105

Selected Quarterly Financial Data (Unaudited)

Our revenues from the sale of passenger tickets are seasonal. Historically, demand for cruises has been greatest during our third fiscal quarter, which includes the Northern Hemisphere summer months. This higher demand during the third quarter results in higher net revenue yields and, accordingly, the largest share of our operating income is earned during this period. The seasonality of our results also increases due to ships being taken out of service for maintenance, which we schedule during non-peak demand periods. In addition, substantially all of Holland America Princess Alaska Tours’ revenue and net income is generated from May through September in conjunction with the Alaska cruise season. The seasonality of our results will continue to increase as we expand our EAA brands, which tend to be more seasonal than our North America brands. Finally, our North America brands have recently been trending towards an increasing level of seasonality.

Quarterly financial results for fiscal 2010 were as follows (in millions, except per share data):

	Quarters Ended
	February 28		May 31	August 31		November 30
Revenues (a)	$3,178		$3,267	$4,527		$3,497
Operating income	$255		$349	$1,402		$341
Net income	$175	(b)	$252	$1,303	(c)	$248
Earnings per share
Basic	$0.22		$0.32	$1.65		$0.31
Diluted	$0.22		$0.32	$1.62		$0.31
Dividends declared per share	$0.10		$0.10	$0.10		$0.10

(a)	During the fourth quarter of 2010, we changed the classification of our port costs that vary with guest head counts to a gross presentation from a net presentation, which resulted in an increase in both revenues and costs in the same amounts. This change had no impact on our operating income or net income. The amounts now included on a gross basis in revenues are $83 million, $72 million and $101 million in the February 28, May 31 and August 31 quarters, respectively.

(b)	Includes $19 million of income from minimum guarantees and a litigation settlement, a $44 million gain recognized from the sale of P&O Cruises (UK)’s Artemis and an $18 million Italian investment income tax benefit.

(c)	Includes a $41 million expense related to the British Merchant Navy Officers Pension Fund, a $17 million gain from Cunard’s litigation settlement and a $12 million Italian investment income tax benefit.

Quarterly financial results for fiscal 2009 were as follows (in millions, except per share data):

	Quarters Ended
	February 28		May 31	August 31	November 30
Revenues (a)	$2,935		$3,013	$4,230	$3,282
Operating income	$311		$353	$1,196	$294
Net income	$260	(b)	$264	$1,073	$193
Earnings per share
Basic	$0.33		$0.34	$1.36	$0.25
Diluted	$0.33		$0.33	$1.33	$0.24

(a)	The amount of port costs that vary with guest head counts that are now included in gross revenues as described above are $71 million, $65 million, $91 million and $76 million in the February 28, May 31, August 31 and November 30 quarters, respectively.

(b)	Includes a $15 million gain from the unwinding of a lease out and lease back type transaction and a $17 million gain from changes in uncertain income tax position liabilities.