Form 10-K, Exhibit 13
period 2013-11-30
CARNIVAL CORP; CARNIVAL PLC
filed 2014-01-29
CIK 815097, 1125259

Exhibit 13

CARNIVAL CORPORATION & PLC

EXHIBIT 13 TO FORM 10-K

FOR THE YEAR ENDED NOVEMBER 30, 2013

CARNIVAL CORPORATION & PLC

CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per share data)

	Years Ended November 30,
	2013	2012	2011
Revenues
Cruise
Passenger tickets	$11,648	$11,658	$12,158
Onboard and other	3,598	3,513	3,357
Tour and other	210	211	278

	15,456	15,382	15,793

Operating Costs and Expenses
Cruise
Commissions, transportation and other	2,303	2,292	2,461
Onboard and other	539	558	506
Fuel	2,208	2,381	2,193
Payroll and related	1,859	1,742	1,723
Food	983	960	965
Other ship operating	2,589	2,233	2,247
Tour and other	143	154	204

	10,624	10,320	10,299
Selling and administrative	1,879	1,720	1,717
Depreciation and amortization	1,588	1,527	1,522
Ibero goodwill and trademark impairment charges	13	173	-

	14,104	13,740	13,538

Operating Income	1,352	1,642	2,255

Nonoperating (Expense) Income
Interest income	11	10	11
Interest expense, net of capitalized interest	(319)	(336)	(365)
Gains (losses) on fuel derivatives, net	36	(7)	1
Other (expense) income, net	(8)	(7)	10

	(280)	(340)	(343)

Income Before Income Taxes	1,072	1,302	1,912
Income Tax Benefit (Expense), Net	6	(4)	-

Net Income	$1,078	$1,298	$1,912

Earnings Per Share
Basic	$1.39	$1.67	$2.43

Diluted	$1.39	$1.67	$2.42

Dividends Declared Per Share	$1.00	$1.50	$1.00

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

	Years Ended November 30,
	2013	2012	2011

Net Income	$1,078	$1,298	$1,912

Items Included in Other Comprehensive Income
Change in foreign currency translation adjustment	332	25	(24)
Other	36	(23)	69

Other Comprehensive Income	368	2	45

Total Comprehensive Income	$1,446	$1,300	$1,957

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC

CONSOLIDATED BALANCE SHEETS

(in millions, except par values)

	November 30,
	2013	2012
ASSETS
Current Assets
Cash and cash equivalents	$462	$465
Trade and other receivables, net	405	270
Insurance recoverables	381	460
Inventories	374	390
Prepaid expenses and other	315	236

Total current assets	1,937	1,821

Property and Equipment, Net	32,905	32,137
Goodwill	3,210	3,174
Other Intangibles	1,292	1,314
Other Assets	760	715

	$40,104	$39,161

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	$60	$56
Current portion of long-term debt	1,408	1,678
Accounts payable	639	549
Dividends payable	194	583
Claims reserve	456	553
Accrued liabilities and other	932	845
Customer deposits	3,031	3,076

Total current liabilities	6,720	7,340

Long-Term Debt	8,092	7,168
Other Long-Term Liabilities	736	724
Commitments and Contingencies
Shareholders’ Equity
Common stock of Carnival Corporation, $0.01 par value; 1,960 shares authorized; 651 shares at 2013 and 649 shares at 2012 issued	7	6
Ordinary shares of Carnival plc, $1.66 par value; 216 shares at 2013 and 215 shares at 2012 issued	358	357
Additional paid-in capital	8,325	8,252
Retained earnings	18,782	18,479
Accumulated other comprehensive income (loss)	161	(207)
Treasury stock, 59 shares at 2013 and 55 shares at 2012 of Carnival Corporation and 32 shares at 2013 and 33 shares at 2012 of Carnival plc, at cost	(3,077)	(2,958)

Total shareholders’ equity	24,556	23,929

	$40,104	$39,161

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Years Ended November 30,
	2013	2012	2011
OPERATING ACTIVITIES
Net income	$1,078	$1,298	$1,912
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,588	1,527	1,522
Losses on ship sales including impairments, net	163	49	28
Goodwill, trademark and other impairment charges	27	173	-
Share-based compensation	42	39	46
(Gains) losses on fuel derivatives, net	(36)	7	(1)
Other, net	35	12	21
Changes in operating assets and liabilities
Receivables	(128)	(15)	(43)
Inventories	19	(16)	(54)
Insurance recoverables, prepaid expenses and other	402	148	18
Accounts payable	79	(24)	67
Claims reserves and accrued and other liabilities	(330)	(192)	(41)
Customer deposits	(105)	(7)	291

Net cash provided by operating activities	2,834	2,999	3,766

INVESTING ACTIVITIES
Additions to property and equipment	(2,149)	(2,332)	(2,696)
Insurance proceeds for the ship	-	508	-
Other, net	93	52	50

Net cash used in investing activities	(2,056)	(1,772)	(2,646)

FINANCING ACTIVITIES
Proceeds from (repayments of) short-term borrowings, net	4	(224)	(450)
Principal repayments of long-term debt	(2,212)	(1,052)	(1,250)
Proceeds from issuance of long-term debt	2,687	946	1,704
Dividends paid	(1,164)	(779)	(671)
Purchases of treasury stock	(138)	(90)	(454)
Sales of treasury stock	35	-	-
Other, net	8	9	28

Net cash used in financing activities	(780)	(1,190)	(1,093)

Effect of exchange rate changes on cash and cash equivalents	(1)	(22)	(6)

Net (decrease) increase in cash and cash equivalents	(3)	15	21
Cash and cash equivalents at beginning of year	465	450	429

Cash and cash equivalents at end of year	$462	$465	$450

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in millions)

	Common stock	Ordinary shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Treasury stock	Total shareholders’ equity

Balances at November 30, 2010	$6	$355	$8,094	$17,224	$(254)	$(2,394)	$23,031
Net income	-	-	-	1,912	-	-	1,912
Other comprehensive income	-	-	-	-	45	-	45
Cash dividends declared	-	-	-	(787)	-	-	(787)
Purchases of treasury stock under the Repurchase Program and other	-	2	86	-	-	(457)	(369)

Balances at November 30, 2011	6	357	8,180	18,349	(209)	(2,851)	23,832
Net income	-	-	-	1,298	-	-	1,298
Other comprehensive income	-	-	-	-	2	-	2
Cash dividends declared	-	-	-	(1,168)	-	-	(1,168)
Purchases of treasury stock under the Repurchase Program and other	-	-	72	-	-	(107)	(35)

Balances at November 30, 2012	6	357	8,252	18,479	(207)	(2,958)	23,929
Net income	-	-	-	1,078	-	-	1,078
Other comprehensive income	-	-	-	-	368	-	368
Cash dividends declared	-	-	-	(775)	-	-	(775)
Purchases and sales under the Stock Swap program	-	-	10	-	-	(9)	1
Purchases of treasury stock under the Repurchase Program and other	1	1	63	-	-	(110)	(45)

Balances at November 30, 2013	$7	$358	$8,325	$18,782	$161	$(3,077)	$24,556

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

The consolidated financial statements include the accounts of Carnival Corporation and Carnival plc and their respective subsidiaries. Together with their consolidated subsidiaries, they are referred to collectively in these consolidated financial statements and elsewhere in this 2013 Annual Report as “Carnival Corporation & plc,” “our,” “us” and “we.”

We are the largest cruise company and among the largest leisure travel companies in the world. Each of our ten cruise brands is an operating segment that we aggregate into either the (1) North America or (2) Europe, Australia & Asia (“EAA”) reportable cruise segments (see Note 11). As of January 22, 2014, our cruise brands’ summary information is as follows:

Cruise Brands	Passenger Capacity (a)	Percentage of Total Capacity	Number of Cruise Ships	Primary Markets (b)

North America
Carnival Cruise Lines	62,356	30%	24	North America
Princess Cruises (“Princess”)	40,502	20	17	North America
Holland America Line	23,540	11	15	North America
Seabourn	1,988	1	6	North America

North America Cruise Brands	128,386	62	62

EAA
Costa Cruises (“Costa”)	32,136	16	14	Italy, France and Germany
AIDA Cruises (“AIDA”)	18,636	9	10	Germany
P&O Cruises (UK)	14,736	7	7	United Kingdom (“UK”)
Cunard	6,672	3	3	UK and North America
P&O Cruises (Australia)	4,804	2	3	Australia
Ibero Cruises (“Ibero”)	2,932	1	2	Spain and Argentina

EAA Cruise Brands	79,916	38	39

	208,302	100%	101

(a)	In accordance with cruise industry practice, passenger capacity is calculated based on the assumption of two passengers per cabin even though some cabins can accommodate three or more passengers.
(b)	Represents the primary regions or countries where guests are sourced.

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

Preparation of Financial Statements

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosed in our financial statements. Actual results may differ from the estimates used in preparing our consolidated financial statements. All significant intercompany balances and transactions are eliminated in consolidation. Certain prior period amounts have been reclassified in the Consolidated Statements of Cash Flows to conform to the current period presentation. The reclassifications had no impact on net cash provided by operating activities and net cash used in investing and financing activities.

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition, which are stated at cost. At November 30, 2013 and 2012, cash and cash equivalents are comprised of cash on hand, money market funds and time deposits.

Inventories

Inventories consist substantially of food and beverage, hotel and restaurant products and supplies, fuel and gift shop merchandise held for resale, which are all carried at the lower of cost or market. Cost is determined using the weighted-average or first-in, first-out methods.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization were computed using the straight-line method over our estimates of average useful lives and residual values, as a percentage of original cost, as follows:

	Years	Residual Values

Ships	30	15%
Ship improvements	Shorter of remaining ship life or useful life (3-28)	0% or 15%
Buildings and improvements	10-35	0% or 10%
Computer hardware and software	2-10	0% or 10%
Transportation equipment and other	2-20	0% or 10%
Leasehold improvements, including port facilities	Shorter of lease term or related asset life (3-30)	-

The cruise business is very capital intensive. Each year, a capital program is developed for the improvement of our ships, as well as asset replacements to enhance efficiency of operations, gain strategic benefits or provide newer improved product offerings to our guests. Ship improvement costs that we believe add value to our ships, such as those incurred for refurbishments, safety and operational efficiencies, are capitalized to the ships and depreciated over the shorter of their or the ships’ estimated remaining useful life, while costs of repairs and maintenance, including minor improvement costs, are charged to expense as incurred. We capitalize interest as part of the cost of acquiring ships and other capital projects during their construction period. The specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written-off upon retirement, which may result in a loss on disposal that is included in other ship operating expenses.

Dry-dock costs primarily represent planned major maintenance activities that are incurred when a ship is taken out-of-service for scheduled maintenance. These costs are expensed as incurred and included in other ship operating expenses.

We review our long-lived assets, principally our ships, for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Upon the occurrence of a triggering event, the assessment of possible impairment is based on our ability to recover the carrying value of our asset, which is determined by using the asset’s estimated undiscounted future cash flows. If these estimated undiscounted future cash flows are less than the carrying value of the asset, an impairment charge is recognized for the excess, if any, of the asset’s carrying value over its estimated fair value. As it relates to our ships, the lowest level for which we maintain identifiable cash flows that are independent of the cash flows of other assets and liabilities is at the individual ship level.

A significant amount of judgment is required in estimating the future cash flows and fair values of our cruise ships.

Intangibles

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business acquisition. We review our goodwill for impairment at least annually and, when events or circumstances dictate, more frequently. All of our goodwill has been allocated to our reporting units, also referred to as “cruise brands.” The impairment review for goodwill allows us to first assess qualitative factors to determine whether it is necessary to perform the more detailed two-step quantitative goodwill impairment test. We would perform the quantitative test if our qualitative assessment determined it is more-likely-than-not that a cruise brand’s estimated fair value is less than its carrying amount. We may also elect to bypass the qualitative assessment and proceed directly to the quantitative test for any cruise brand. When performing the quantitative test, if the estimated fair value of the cruise brand exceeds its carrying value, no further analysis or write-down of goodwill is required. However, if the estimated fair value of the cruise brand is less than the carrying value of its net assets, the estimated fair value of the cruise brand is assigned to all its underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair values. If necessary, goodwill is then written down to its implied fair value.

Trademarks represent substantially all of our other intangibles. For certain acquisitions, we have allocated a portion of the purchase prices to the acquiree’s identified trademarks. Trademarks are estimated to have an indefinite useful life and, therefore, are not amortizable, but are reviewed for impairment at least annually and, when events or circumstances dictate, more frequently. The impairment review for trademarks also allows us to first assess qualitative factors to determine whether it is necessary to perform a more detailed quantitative trademark impairment test. We would perform the quantitative test if our qualitative assessment determined it was more-likely-than-not that the trademarks are impaired. We may also elect to bypass the qualitative assessment and proceed directly to the quantitative test. Our trademarks would be considered impaired if their carrying value exceeds their estimated fair value. The costs of developing and maintaining our trademarks are expensed as incurred.

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

Our sale to guests of air and other transportation to and from airports near the home ports of our ships and the related cost of purchasing these services are recorded in cruise passenger ticket revenues and cruise transportation costs, respectively. The proceeds that we collect from the sale of third-party shore excursions and on behalf of onboard concessionaires, net of the amounts remitted to them, are recorded as concession revenues in onboard and other cruise revenues. All these amounts are recognized on a completed voyage or pro rata basis as discussed above.

Cruise passenger ticket revenues include fees and taxes levied by governmental authorities and collected by us from our guests. A portion of these fees and taxes vary with guest head counts and are directly imposed on a revenue-producing arrangement. This portion of the fees and taxes is expensed in commissions, transportation and other costs when the corresponding revenues are recognized. These fees and taxes included in passenger ticket revenues and commissions, transportation and other costs were $517 million, $477 million and $405 million in 2013, 2012, and 2011, respectively. The remaining portion of governmental fees and taxes are also included in passenger ticket revenues but are expensed in other ship operating expenses when the corresponding revenues are recognized.

Revenues and expenses from our hotel and transportation operations, which are included in our Tour and Other segment, are recognized at the time the services are performed or expenses are incurred. Revenues from the long-term leasing of ships, which are also included in our Tour and Other segment, are recognized ratably over the term of the charter agreement using the straight-line method (see Note 11).

Insurance

We maintain insurance to cover a number of risks including illness and injury to crew, guest injuries, pollution, other third-party claims in connection with our cruise activities, damages to hull and machinery for each of our ships, war risks, workers’ compensation, employee health, directors and officers liability, property damages and general liabilities for third-party claims. We recognize insurance recoverables from third-party insurers for incurred expenses at the time the recovery is probable and upon realization for amounts in excess of incurred expenses. All of our insurance policies are subject to coverage limits, exclusions and deductible levels. The liabilities associated with crew illnesses and crew and guest injury claims, including all legal costs, are estimated based on the specific merits of the individual claims or actuarially estimated based on historical claims experience, loss development factors and other assumptions. While we believe our estimated accrued claims reserves are adequate, the ultimate losses may differ.

At November 30, 2013 and 2012, substantially all of our aggregated short-term and long-term insurance recoverables relate to crew, guest and other third-party claims for the Costa Concordia incident (“2012 Ship Incident”). At November 30, 2013 and 2012, primarily all of our aggregated short-term and long-term claims reserves also relate to the 2012 Ship Incident. At November 30, 2013 and 2012, our long-term insurance recoverables and long-term claims reserve are included in other assets and other long-term liabilities, respectively, and are not material.

Selling and Administrative Expenses

Selling expenses include a broad range of advertising, such as marketing and promotional expenses. Advertising is charged to expense as incurred, except for media production costs. The brochures and media production costs are recorded as prepaid expenses and charged to expense as consumed or upon the first airing of the advertisement, respectively. Advertising expenses totaled $588 million in 2013 and $527 million in both 2012 and 2011. Administrative expenses represent the costs of our shoreside ship support, reservations and other administrative functions, and include, among others, salaries and related benefits, professional fees and occupancy costs, which are typically expensed as incurred.

Foreign Currency Translations and Transactions

Each business determines its functional currency by reference to its primary economic environment. We translate the assets and liabilities of our foreign operations that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign operations are translated at weighted-average exchange rates for the period. Their equity is translated at historical rates and the resulting foreign currency translation adjustments are included as a component of accumulated other comprehensive income (“AOCI”), which is a separate component of shareholders’ equity. Therefore, the U.S. dollar value of the non-equity translated items in our consolidated financial statements will fluctuate from period to period, depending on the changing value of the U.S. dollar versus these currencies.

Our underlying businesses execute transactions in a number of different currencies, principally the U.S. dollar, euro, sterling and Australian and Canadian dollars. Exchange rate gains and losses arising from the remeasurement of monetary assets and liabilities and foreign currency transactions denominated in a currency other than the functional currency of the entity involved are recognized currently in nonoperating earnings, unless such monetary liabilities have been designated to act as hedges of net investments in our foreign operations. These net gains or losses included in nonoperating earnings were insignificant in 2013, 2012 and 2011. In addition, the unrealized gains or losses on our long-term intercompany receivables denominated in a non-functional currency, which are not expected to be repaid in the foreseeable future and are therefore considered to form part of our net investments, are recorded as foreign currency translation adjustments, which are included as a component of AOCI.

Share-Based Compensation

We recognize compensation expense for all share-based compensation awards using the fair value method. For time-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period or to the retirement eligibility date, if less than the vesting period, when vesting is not contingent upon any future performance. For performance-based share awards, we generally recognize compensation cost ratably using the straight-line attribution method over the expected vesting period based on the probability of the performance condition being achieved. If all or a portion of the performance condition is not expected to be met, the appropriate amount of previously recognized compensation expense will be reversed and future compensation expense will be adjusted accordingly. For market-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period. If the target market and performance conditions are not expected to be met, compensation expense will still be recognized. In addition, we estimate the amount of expected forfeitures, based on historical forfeiture experience, when calculating compensation cost. If the actual forfeitures that occur are significantly different from the estimate, then we revise our estimates.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares and common stock equivalents outstanding during each period. For earnings per share purposes, Carnival Corporation common stock and Carnival plc ordinary shares are considered a single class of shares since they have equivalent rights (see Note 3).

NOTE 3 – DLC Arrangement

In 2003, Carnival Corporation and Carnival plc completed a DLC transaction, which implemented Carnival Corporation and Carnival plc’s DLC arrangement. The contracts governing the DLC arrangement provide that Carnival Corporation and Carnival plc each continue to have separate boards of directors, but the boards and senior executive management of both companies are identical. The constitutional documents of each of the companies also provide that, on most matters, the holders of the common equity of both companies effectively vote as a single body. On specified matters where the interests of Carnival Corporation’s shareholders may differ from the interests of Carnival plc’s shareholders (a “class rights action” such as transactions primarily designed to amend or unwind the DLC arrangement), each shareholder body will vote separately as a class. Generally, no class rights action will be implemented unless approved by both shareholder bodies.

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

At the closing of the DLC transaction, Carnival Corporation and Carnival plc also executed deeds of guarantee. Under the terms of Carnival Corporation’s deed of guarantee, Carnival Corporation has agreed to guarantee all indebtedness and certain other monetary obligations of Carnival plc that are incurred under agreements entered into on or after the closing date of the DLC transaction. The terms of Carnival plc’s deed of guarantee mirror those of Carnival Corporation’s. In addition, Carnival Corporation and Carnival plc have each extended their respective deeds of guarantee to the other’s pre-DLC indebtedness and certain other monetary obligations, or alternatively have provided standalone guarantees in lieu of utilization of these deeds of guarantee, thus effectively cross guaranteeing all Carnival Corporation and Carnival plc indebtedness and certain other monetary obligations. Each deed of guarantee provides that the creditors to whom the obligations are owed are intended third-party beneficiaries of such deed of guarantee.

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

Given the DLC arrangement, we believe that providing separate financial statements for each of Carnival Corporation and Carnival plc would not present a true and fair view of the economic realities of their operations. Accordingly, separate financial statements for both Carnival Corporation and Carnival plc have not been presented.

NOTE 4 – Property and Equipment

Property and equipment consisted of the following (in millions):

	November 30,
	2013		2012

Ships, including ship improvements	$42,367		$40,774
Ships under construction	535		380

	42,902		41,154
Land, buildings and improvements, including leasehold improvements and port facilities	971		901
Computer hardware and software, transportation equipment and other	1,251		1,146

Total property and equipment	45,124		43,201
Less accumulated depreciation and amortization	(12,219)		(11,064)

	$32,905	(a)	$32,137	(a)

(a)	At November 30, 2013 and 2012, the net carrying values of ships and ships under construction for our North America, EAA, Cruise Support and Tour and Other segments were $18.3 billion, $13.2 billion, $0.3 billion and $0.1 billion and $18.0 billion, $12.8 billion, $0.2 billion and $0.1 billion, respectively.

Ships under construction include progress payments for the construction of new ships, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. Capitalized interest, substantially all on our ships under construction, amounted to $15 million, $17 million and $21 million in 2013, 2012 and 2011, respectively.

Repairs and maintenance expenses, including minor improvement costs and dry-dock expenses, were $954 million, $832 million and $830 million in 2013, 2012 and 2011, respectively, and are substantially all included in other ship operating expenses.

During 2012, we wrote-off the net carrying value of Costa Concordia in the amount of €381 million (or $515 million) and received €395 million (or $508 million) of hull and machinery insurance proceeds for the total loss of the ship. As a result, in 2012 we recognized €14 million (or $17 million) of proceeds in excess of the net carrying value of the ship as a reduction of other ship operating expenses. In addition, during 2012 we incurred $28 million for the 2012 Ship Incident related expenses that were not covered by insurance, including a $10 million insurance deductible related to third-party personal injury liabilities. These expenses are principally included in other ship operating expenses. See Note 7 for a discussion of loss contingencies related to the 2012 Ship Incident.

See Note 10 for a discussion regarding ship impairment charges.

NOTE 5 – Unsecured Debt

Long-term debt and short-term borrowings consisted of the following (in millions):

	November 30, 2013		November 30,
	Interest Rates	Maturities Through	2013(a)	2012(a)
Long-Term Debt
Export Credit Facilities
Fixed rate (b)	4.2% to 5.5%	2020	$1,684	$2,009
Euro fixed rate (b)	3.8% to 4.5%	2025	408	423
Floating rate (c)(d)	1.4% to 1.9%	2025	1,196	1,303
Euro floating rate (b)(e)	0.2% to 1.3%	2026	1,742	1,516
Bank Loans
Fixed rate (b)	2.5% to 4.4%	2016	650	650
Euro fixed rate (b)	3.9%	2021	276	296
Floating rate (b)(f)	0.8% to 1.4%	2018	850	700
Euro floating rate (b)(g)	0.8%	2014	138	132
Private Placement Notes
Fixed rate	5.9% to 6.0%	2016	116	116
Euro fixed rate (b)	6.9% to 7.3%	2018	194	185
Publicly-Traded Notes
Fixed rate (d)(h)(i)	1.2% to 7.1%	2028	2,219	517
Euro fixed rate	-	-	-	971
Other	3.8% to 7.3%	2030	27	28
Short-Term Borrowings
Euro bank loans (j)	1.9%	2014	60	56

Total Debt			9,560	8,902
Less short-term borrowings			(60)	(56)
Less current portion of long-term debt			(1,408)	(1,678)

Total Long-term Debt			$8,092	$7,168

(a)	The debt table does not include the impact of our foreign currency and interest rate swaps. At November 30, 2013, 69% and 31% (58% and 42% at November 30, 2012) of our debt was U.S. dollar and euro-denominated, respectively, including the effect of foreign currency swaps. Substantially all of our fixed rate debt can only be called or prepaid by incurring additional costs. In addition, substantially all of our debt agreements, including our main revolving credit facility, contain one or more financial covenants that require us, among other things, to maintain minimum debt service coverage and minimum shareholders’ equity and to limit our debt to capital and debt to equity ratios and the amounts of our secured assets and secured and other indebtedness. Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables (see Note 10) could become due, and all debt and derivative contracts could be terminated. At November 30, 2013, we believe we were in compliance with all of our debt covenants.
(b)	Includes $3.4 billion of debt whose interest rates, and in the case of our main revolver its commitment fees, would increase upon a downgrade in the long-term senior unsecured credit ratings of Carnival Corporation or Carnival plc.
(c)	In 2013, we borrowed $526 million under an export credit facility, the proceeds of which were used to pay for a portion of Royal Princess’ purchase price and is due in semi-annual installments through May 2025.
(d)	In 2013, we issued $500 million of publicly-traded notes, which bear interest at 1.2% and are due in February 2016. The proceeds were used to repay a like amount of floating rate export credit facilities prior to their maturity dates through 2022.
(e)	In 2013, we borrowed $311 million under a euro-denominated export credit facility, the proceeds of which were used to pay for a portion of AIDAstella’s purchase price and is due in semi-annual installments through March 2025.
(f)	In 2013, we borrowed $150 million under a floating rate bank loan, which is due in November 2018. We used the net proceeds of this loan for general corporate purposes.

(g)	In 2013, we entered into a $265 million euro-denominated floating rate revolving bank loan facility. This facility has a perpetual term, although we can terminate it at any time and the bank can terminate the facility at any time upon nine months notice. The facility can be drawn beginning in May 2014.
(h)	In 2013, we issued $500 million of publicly-traded notes, which bear interest at 1.9% and are due in December 2017. We used the net proceeds of these notes for general corporate purposes, including repayments of portions of debt facilities maturing in 2013.
(i)	In 2013, we issued $700 million of publicly-traded notes, which bear interest at 4.0% and are due in October 2020. We intend to use the net proceeds of these notes for general corporate purposes, which may include repaying portions of various debt facilities maturing through May 2014.
(j)	The interest rate associated with our short-term borrowings represents an aggregate-weighted average interest rate.

At November 30, 2013, the scheduled annual maturities of our debt were as follows (in millions):

	Fiscal
	2014	2015	2016	2017	2018	Thereafter	Total

Short-term borrowings	$60						$60
Long-term debt	1,408	$1,403	$1,537	$627	$1,301	$3,224	9,500

	$1,468	$1,403	$1,537	$627	$1,301	$3,224	$9,560

Debt issuance costs are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the debt. In addition, all debt issue discounts are amortized to interest expense using the effective interest rate method over the term of the notes.

Committed Ship Financings

We have unsecured euro and U.S. dollar long-term export credit committed ship financings in order to pay for a portion of our ships’ purchase prices. These commitments, if drawn, are repayable semi-annually over 12 years. We have the option to cancel each one at specified dates prior to the underlying ship’s delivery date.

At January 22, 2014, our committed ship financings are as follows:

Cruise Brands and Ships	Fiscal Year Scheduled for Funding	Amount
		(in millions)
North America
Carnival Cruise Lines
Carnival Vista (a)	2016	$520
Holland America Line
Newbuild (a)	2016	408
Princess
Regal Princess	2014	547

North America Cruise Brands		1,475

EAA
AIDA
AIDAprima	2015	460
Newbuild	2016	460
Costa
Costa Diadema (a)	2014	531
P&O Cruises (UK)
Britannia (a)	2015	563

EAA Cruise Brands		2,014

		$3,489

(a)	Euro-denominated.

Revolving Credit Facilities

Carnival Corporation, Carnival plc and certain of Carnival plc’s subsidiaries are party to a five-year multi-currency revolving credit facility for $2.5 billion (comprised of $1.6 billion, €450 million and £150 million) (the “Facility”), which expires in May 2016. The Facility currently bears interest at LIBOR/EURIBOR plus a margin of 70 basis points (“bps”). The margin varies based on changes to Carnival Corporation’s and Carnival plc’s long-term senior unsecured credit ratings. We are required to pay a commitment fee of 35% of the margin per annum on any undrawn portion. If more than one-third or if more than two-thirds of the Facility is drawn, we will incur an additional 15 bps or 30 bps utilization fee, respectively, on the total amount outstanding.

In September 2013, we entered into a seven-year $300 million floating rate revolver, which expires in September 2020 and is undrawn as of November 30, 2013. In addition, at November 30, 2013 we had another undrawn revolving credit facility in the amount of $82 million, which expires in 2015. These other revolving credit facilities provide us with additional liquidity. At November 30, 2013, $2.8 billion was available under all of our revolving credit facilities.

NOTE 6 – Commitments

Ship Commitments

At November 30, 2013, we had eight ships under contract for construction with an aggregate passenger capacity of more than 24,700 lower berths. The estimated total cost of these ships is $5.2 billion, which includes the contract prices with the shipyards, design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. We have paid $0.5 billion through November 30, 2013 and anticipate paying $1.6 billion, $1.3 billion and $1.8 billion of the remaining estimated total costs in 2014, 2015 and 2016, respectively.

Operating Leases, Port Facilities and Other Commitments

Rent expense under our operating leases, primarily for office and warehouse space, was $61 million, $57 million and $59 million in 2013, 2012 and 2011, respectively.

At November 30, 2013, minimum amounts payable for our operating leases, with initial or remaining terms in excess of one year, and for the annual usage of port facilities and other contractual commitments with remaining terms in excess of one year, were as follows (in millions):

	Fiscal
	2014	2015	2016	2017	2018	Thereafter	Total

Operating leases	$51	$46	$40	$28	$23	$163	$351
Port facilities and other	172	157	129	115	101	613	1,287

	$223	$203	$169	$143	$124	$776	$1,638

NOTE 7 – Contingencies

Litigation

As a result of the 2012 Ship Incident, litigation claims, enforcement actions, regulatory actions and investigations, including, but not limited to, those arising from personal injury, loss of life, loss of or damage to personal property, business interruption losses or environmental damage to any affected coastal waters and the surrounding areas, have been and may be asserted or brought against various parties, including us. The existing assertions are ongoing and there are significant jurisdictional uncertainties. The ultimate outcome of these matters cannot be determined at this time. However, we do not expect these matters to have a significant impact on our results of operations because we have insurance coverage for these types of third-party claims.

Additionally, in the normal course of our business, various claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability, net of any insurance recoverables, is typically limited to our self-insurance retention levels. Management believes the ultimate outcome of these claims and lawsuits will not have a material adverse impact on our consolidated financial statements.

Contingent Obligations – Lease Out and Lease Back Type (“LILO”) Transactions

At November 30, 2013, Carnival Corporation had estimated contingent obligations totaling $416 million, excluding termination payments as discussed below, to participants in LILO transactions for two of its ships. At the inception of these leases, the aggregate of the net present value of these obligations was paid by Carnival Corporation to a group of major financial institutions, who agreed to act as payment undertakers and directly pay these obligations. As a result, these contingent obligations are considered extinguished and neither the funds nor the contingent obligations have been included in our Consolidated Balance Sheets.

In the event that Carnival Corporation were to default on its contingent obligations and assuming performance by all other participants, we estimate that it would, as of November 30, 2013, be responsible for a termination payment of $33 million. In 2017, Carnival Corporation has the right to exercise options that would terminate these LILO transactions at no cost to it.

In certain cases, if the credit ratings of the financial institutions who are directly paying the contingent obligations fall below AA-, then Carnival Corporation will be required to replace these financial institutions with other financial institutions whose credit ratings are at least AA or meet other specified credit requirements. In such circumstances, it would incur additional costs, although we estimate that they would not be material to our consolidated financial statements. For the two financial institution payment undertakers subject to this AA- credit rating threshold, one has a credit rating of AA and the other has a credit rating of AA-. If Carnival Corporation’s credit rating, which is BBB+, falls below BBB, it will be required to provide a standby letter of credit for $40 million, or, alternatively, provide mortgages for this aggregate amount on these two ships.

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

Our North American cruise ship businesses and certain ship-owning subsidiaries are engaged in a trade or business within the U.S. Depending on its itinerary, any particular ship may generate income from sources within the U.S. We believe that our U.S. source income and the income of our ship-owning subsidiaries, to the extent derived from, or incidental to, the international operation of a ship or ships, is currently exempt from U.S. federal income and branch profit taxes.

In general, under Section 883 of the Internal Revenue Code, certain non-U.S. corporations (such as our North American cruise ship businesses) are not subject to U.S. federal income tax or branch profits tax on U.S. source income derived from, or incidental to, the international operation of a ship or ships. Applicable U.S. Treasury regulations provide in general that a foreign corporation will qualify for the benefits of Section 883 if, in relevant part, (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the U.S. (an “equivalent exemption jurisdiction”) and (ii) the foreign corporation meets a defined publicly-traded test. Subsidiaries of foreign corporations that are organized in an equivalent exemption jurisdiction and meet the publicly-traded test also benefit from Section 883. We believe that Panama is an equivalent exemption jurisdiction and Carnival Corporation currently qualifies as a publicly-traded corporation under the regulations. Accordingly, substantially all of Carnival Corporation’s income is exempt from U.S. federal income and branch profit taxes.

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

Our domestic U.S. operations, principally the hotel and transportation business of Holland America Princess Alaska Tours, are subject to federal and state income taxation in the U.S.

Carnival Corporation and Carnival plc and certain of their subsidiaries are subject to various U.S. state income taxes generally imposed on each state’s portion of the U.S. source income subject to U.S. federal income taxes. However, the state of Alaska imposes an income tax on its allocated portion of the total income of our companies doing business in Alaska and certain of their subsidiaries.

UK and Australian Income Tax

Cunard, P&O Cruises (UK) and P&O Cruises (Australia) are divisions of Carnival plc and have elected to enter the UK tonnage tax regime through 2023. Companies to which the tonnage tax regime applies pay corporation taxes on profits calculated by reference to the net tonnage of qualifying ships. UK corporation tax is not chargeable under the normal UK tax rules on these brands’ relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and from shipping related activities.

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

Italian Income Tax

Costa, AIDA and Ibero have elected to enter the Italian tonnage tax regime through 2014 and can reapply for an additional ten-year period beginning 2015. Companies to which the tonnage tax regime applies pay corporation taxes on shipping profits calculated by reference to the net tonnage of qualifying ships.

Most of Costa’s and AIDA’s earnings not considered to be shipping profits for Italian tonnage tax purposes will be taxed at an effective tax rate of approximately 6% under the Italian International shipping tax regime since all of their ships are Italian registered.

Portuguese, Spanish and German Income Tax

Both of Ibero’s ships are registered in Portugal. Provided certain local employment requirements are satisfied, most of Ibero’s income that is not considered to be shipping profits for Italian tonnage tax purposes is subject to Portuguese income tax at effective rates of 5% through 2020. After 2020, such income will be subject to the normal Portuguese tax rate.

Ibero’s Spanish operations are minimal and, therefore, its Spanish income taxes are minimal.

Substantially all of AIDA’s earnings are exempt from German corporation tax by virtue of the Italy/Germany income tax treaty.

Brazilian, Chinese and Japanese Income and Other Taxes

From November through March, Costa and Ibero operate directly and charter certain of their ships for operation in Brazil to Brazilian subsidiaries. The subsidiaries’ earnings are subject to Brazilian resident income tax, and we believe that payments passengers and these subsidiaries make to Costa and Ibero are exempt from Brazilian income tax under Brazilian domestic law and the Italy/Brazil income tax treaty.

Substantially all of Costa’s income from its international operations in China is exempt from Chinese corporation tax by virtue of the Italy/China Maritime tax treaty.

The Princess cruise ships operated internationally by Carnival plc for the Asian markets are exempt from Chinese and Japanese income taxes by virtue of tax treaties between these countries and the United Kingdom.

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

NOTE 9 – Shareholders’ Equity

Carnival Corporation’s Articles of Incorporation authorize its Board of Directors, at its discretion, to issue up to 40 million shares of preferred stock. At November 30, 2013 and 2012, no Carnival Corporation preferred stock had been issued and only a nominal amount of Carnival plc preference shares had been issued. In September 2007, our Boards of Directors authorized, subject to certain restrictions, the repurchase of up to an aggregate of $1 billion of Carnival Corporation common stock and/or Carnival plc ordinary shares (the “Repurchase Program”). In January 2013, the Boards of Directors increased the remaining $165 million under the Repurchase Program back to $1 billion. The Repurchase Program does not have an expiration date and may be discontinued by our Boards of Directors at any time.

During 2013, 2012 and 2011, we repurchased 2.8 million, 2.6 million and 13.5 million shares of Carnival Corporation common stock for $103 million, $90 million and $413 million, respectively, under the Repurchase Program. During 2013 and 2012, there were no repurchases of Carnival plc ordinary shares under the Repurchase Program. During 2011, Carnival Investments Limited, a subsidiary of Carnival Corporation, repurchased 1.3 million ordinary shares of Carnival plc for $41 million under the Repurchase Program. Since March 2013, the remaining availability under the Repurchase Program has been $975 million.

In addition to the Repurchase Program, the Boards of Directors authorized, in October 2008, the repurchase of up to 19.2 million Carnival plc ordinary shares and, in January 2013, the repurchase of up to 32.8 million shares of Carnival Corporation common stock under the Stock Swap programs described below. Depending on market conditions and other factors, we may repurchase shares of Carnival Corporation common stock and/or Carnival plc ordinary shares under the Repurchase Program and the Stock Swap programs concurrently. We use the Stock Swap programs in situations where we can obtain an economic benefit because either Carnival Corporation common stock or Carnival plc ordinary shares are trading at a price that is at a premium or discount to the price of Carnival plc ordinary shares or Carnival Corporation common stock, as the case may be. Any realized economic benefit under the Stock Swap programs is used for general corporate purposes, which could include repurchasing additional stock under the Repurchase Program. Carnival plc ordinary share repurchases under both the Repurchase Program and the Stock Swap programs require annual shareholder approval. At January 22, 2014, the remaining availability under the Stock Swap programs was 18.1 million Carnival plc ordinary shares and 32.0 million shares of Carnival Corporation common stock.

During 2013, Carnival Investments Limited sold 0.9 million of Carnival plc ordinary shares for net proceeds of $35 million. Substantially all of the net proceeds from these sales were used to repurchase 0.9 million shares of Carnival Corporation common stock. Pursuant to our Stock Swap programs, Carnival Corporation sold these Carnival plc ordinary shares owned by Carnival Investments Limited only to the extent it was able to repurchase shares of Carnival Corporation common stock in the U.S. market on at least an equivalent basis. During 2013, no Carnival Corporation common stock was sold or Carnival plc ordinary shares were repurchased under the Stock Swap programs. During 2012 and 2011, no Carnival Corporation common stock or Carnival plc ordinary shares were sold or repurchased under the Stock Swap programs.

At November 30, 2013, there were 20 million shares of Carnival Corporation common stock reserved for issuance under its employee benefit and dividend reinvestment plans. In addition, Carnival plc shareholders have authorized 20 million ordinary shares for future issuance under its employee benefit plans.

On November 15, 2012, our Boards of Directors declared a special dividend to holders of Carnival Corporation common stock and Carnival plc ordinary shares of $0.50 per share, or $0.4 billion, which was paid in December 2012. The special dividend was in addition to our $0.25 per share regular 2012 quarterly dividend.

Accumulated other comprehensive income (loss) was as follows (in millions):

	November 30,
	2013	2012

Cumulative foreign currency translation adjustments, net	$234	$(98)
Unrecognized pension expenses	(97)	(125)
Unrealized losses on marketable securities	(7)	(13)
Net gains on cash flow derivative hedges	31	29

	$161	$(207)

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

The fair value measurement of a financial asset or financial liability must reflect the nonperformance risk of the counterparty and us. Therefore, the impact of our counterparty’s creditworthiness was considered when in an asset position, and our creditworthiness was considered when in a liability position in the fair value measurement of our financial instruments. Creditworthiness did not have a significant impact on the fair values of our financial instruments at November 30, 2013 and 2012. Both the counterparties and we are expected to continue to perform under the contractual terms of the instruments. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, certain estimates of fair values presented herein are not necessarily indicative of the amounts that could be realized in a current or future market exchange.

Financial Instruments that are not Measured at Fair Value on a Recurring Basis

The estimated carrying and fair values and basis of valuation of our financial instrument assets and liabilities that are not measured at fair value on a recurring basis were as follows (in millions):

	November 30, 2013				November 30, 2012
	Carrying Value	Fair Value			Carrying Value	Fair Value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Assets
Cash and cash equivalents (a)	$349	$349	$-	$-	$269	$269	$-	$-
Long-term other assets (b)	110	1	58	50	104	1	36	62

Total	$459	$350	$58	$50	$373	$270	$36	$62

Liabilities
Fixed rate debt (c)	$5,574	$-	$5,941	$-	$5,195	$-	$5,825	$-
Floating rate debt (c)	3,986	-	3,997	-	3,707	-	3,706	-

Total	$9,560	$-	$9,938	$-	$8,902	$-	$9,531	$-

(a)	Cash and cash equivalents are comprised of cash on hand and time deposits and, due to their short maturities, the carrying values approximate their fair values.
(b)	At November 30, 2013 and 2012, substantially all of our long-term other assets were comprised of notes and other receivables. The fair values of our Level 1 and Level 2 notes and other receivables were based on estimated future cash flows discounted at appropriate market interest rates. The fair values of our Level 3 notes receivable were estimated using risk-adjusted discount rates.
(c)	The net difference between the fair value of our fixed rate debt and its carrying value was due to the market interest rates in existence at November 30, 2013 and 2012 being lower than the fixed interest rates on these debt obligations, including the impact of any changes in our credit ratings. At November 30, 2013, the net difference between the fair value of our floating rate debt and its carrying value was due to the market interest rates in existence at November 30, 2013 being slightly lower than the floating interest rates on these debt obligations, including the impact of any changes in our credit ratings. The fair values of our publicly-traded notes were based on their unadjusted quoted market prices in markets that are not sufficiently active to be Level 1. The fair values of our other debt were estimated based on appropriate market interest rates being applied to this debt.

Financial Instruments that are Measured at Fair Value on a Recurring Basis

The estimated fair value and basis of valuation of our financial instrument assets and liabilities that are measured at fair value on a recurring basis were as follows (in millions):

	November 30, 2013			November 30, 2012
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Cash equivalents (a)	$113	$-	$-	$196	$-	$-
Restricted cash (b)	28	-	-	28	-	-
Marketable securities held in rabbi trusts (c)	113	10	-	104	16	-
Derivative financial instruments (d)	-	60	-	-	48	-
Long-term other assets (e)	-	-	17	-	-	11

Total	$254	$70	$17	$328	$64	$11

Liabilities
Derivative financial instruments (d)	$-	$31	$-	$-	$43	$-

Total	$-	$31	$-	$-	$43	$-

(a)	Cash equivalents are comprised of money market funds.
(b)	Restricted cash is substantially all comprised of money market funds.
(c)	Level 1 and 2 marketable securities are held in rabbi trusts and are principally comprised of frequently-priced mutual funds invested in common stocks and other investments, respectively. Their use is restricted to funding certain deferred compensation and non-qualified U.S. pension plans.
(d)	See “Derivative Instruments and Hedging Activities” section below for detailed information regarding our derivative financial instruments.
(e)	Long-term other assets are comprised of an auction-rate security. The fair value was based on a broker quote in an inactive market, which is considered a Level 3 input. During 2013, there were no purchases or sales pertaining to this auction-rate security and, accordingly, the change in its fair value was based solely on the strengthening of the underlying credit.

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

Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis

Ship Impairments

Due to the ongoing challenging economic environment in Europe and certain ship-specific facts and circumstances, such as their size, age, condition, viable alternative itineraries and historical operating cash flows, we performed undiscounted future cash flow analyses on all three of our Ibero ships and two of our smaller Costa ships as of July 31, 2013 to determine if these ships were impaired. The principal assumptions used in our undiscounted cash flow analyses consisted of forecasted future operating results, including net revenue yields and net cruise costs including fuel prices, estimated residual values and the expected November 2013 rebranding of Ibero’s Grand Mistral into the Costa fleet as Costa neoRiviera, which are all considered Level 3 inputs. Based on these undiscounted cash flow analyses, we determined that the net carrying value of the two Costa ships exceeded their estimated undiscounted future cash flows. Accordingly, we then estimated the July 31, 2013 fair value of these ships based on their discounted future cash flows and compared this estimated fair value to their net carrying value. As a result, we recognized $176 million of ship impairment charges in other ship operating expenses during the third quarter of 2013.

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

During 2012, we recognized $23 million of ship impairment charges related to two Seabourn ships in other ship operating expenses.

During 2011, we reviewed certain of our ships for impairment. As a result of these reviews, in August 2011 we included $28 million of estimated impairment charges in other ship operating expenses as a result of the sales of Costa Marina, which was sold in November 2011, and Pacific Sun, which was sold in December 2011. We operated Pacific Sun under a bareboat charter agreement until July 2012.

The estimated fair values of the ships for which we recorded impairment charges in 2012 and 2011 were determined based on the sales value of the ships, which is considered a Level 3 input.

In 2013, 2012 and 2011, we recognized $176 million, $57 million and $28 million, respectively, of ship impairment charges in other ship operating expenses.

Valuation of Goodwill and Other Intangibles

The reconciliation of the changes in the carrying amounts of our goodwill, which goodwill has been allocated to our North America and EAA cruise brands, was as follows (in millions):

	North America Cruise Brands	EAA Cruise Brands	Total

Balance at November 30, 2011	$1,898	$1,424	$3,322
Ibero goodwill impairment charge (a)	-	(153)	(153)
Foreign currency translation adjustment	-	5	5

Balance at November 30, 2012	1,898	1,276	3,174
Foreign currency translation adjustment	-	36	36

Balance at November 30, 2013	$1,898	$1,312	$3,210

(a)	At February 29, 2012, given the state of the Spanish economy and considering the low level of Ibero’s estimated fair value in excess of its carrying value, we performed an impairment review of Ibero’s goodwill. During the review, we determined that the interim discounted future cash flow analysis that was used to estimate Ibero’s fair value was primarily impacted by slower than anticipated Ibero capacity growth. As a result, Ibero’s estimated fair value no longer exceeded its carrying value. Accordingly, we recognized a goodwill impairment charge of $153 million during the first quarter of 2012, which represented Ibero’s entire goodwill balance. At November 30, 2013, accumulated goodwill impairment charges were $153 million.

At July 31, 2013, all of our cruise brands carried goodwill, except for Ibero and Seabourn. As of that date, we performed our annual goodwill impairment reviews, which included performing a qualitative assessment for all cruise brands that carried goodwill, except for Carnival Cruise Lines and Costa. Qualitative factors such as industry and market conditions, macroeconomic conditions, changes to the weighted-average cost of capital (“WACC”), overall financial performance, changes in fuel prices and capital expenditures were considered in the qualitative assessment to determine how changes in these factors would affect each of these cruise brands’ estimated fair values. Based on our qualitative assessments, we determined it was more-likely-than-not that each of these cruise brands’ estimated fair values exceeded their carrying values and, therefore, we did not proceed to the two-step quantitative goodwill impairment reviews.

As of July 31, 2013, we also performed our annual goodwill impairment reviews of Carnival Cruise Lines’ and Costa’s goodwill. We did not perform a qualitative assessment but instead proceeded directly to step one of the two-step goodwill impairment review and compared each of Carnival Cruise Lines’ and Costa’s estimated fair value to the carrying value of their allocated net assets. Both Carnival Cruise Lines’ and Costa’s estimated cruise brand fair value was based on a discounted future cash flow analysis. The principal assumptions used in our cash flow analysis consisted of forecasted future operating results, including net revenue yields and net cruise costs including fuel prices, capacity changes, including the expected deployment of vessels into, or out of, Carnival Cruise Lines and Costa, capital expenditures, WACC of market participants, adjusted for the risk attributable to the geographic regions in which Carnival Cruise Lines and Costa operate, and terminal values, which are all considered Level 3 inputs. The forecasted net revenue yields were assumed to recover over the next few years compared to current levels as we continue to rebuild both of these brands. Based on the discounted cash flow analyses, we determined that each of Carnival Cruise Lines’ and Costa’s estimated fair value significantly exceeded their carrying value and, therefore, we did not proceed to step two of the impairment reviews.

The reconciliation of the changes in the carrying amounts of our intangible assets not subject to amortization, which represent trademarks that have been allocated to our North America and EAA cruise brands, was as follows (in millions):

	North America Cruise Brands	EAA Cruise Brands	Total

Balance at November 30, 2011	$927	$386	$1,313
Ibero trademarks impairment charge (a)	-	(20)	(20)
Foreign currency translation adjustment	-	6	6

Balance at November 30, 2012	927	372	1,299
Ibero trademarks impairment charge (a)	-	(13)	(13)
Foreign currency translation adjustment	-	-	-

Balance at November 30, 2013	$927	$359	$1,286

(a)	At February 29, 2012, we also performed an interim impairment test of Ibero’s trademarks, which resulted in a $20 million impairment charge during the first quarter of 2012, based on the reduction of revenues primarily as a result of slower than anticipated Ibero capacity growth, which is considered a Level 3 input. In 2013, we recognized a $13 million impairment charge, which related to Ibero’s remaining trademarks’ carrying value.

At July 31, 2013, our cruise brands that have significant trademarks recorded include AIDA, P&O Cruises (Australia), P&O Cruises (UK) and Princess. As of that date, we performed our annual trademark impairment reviews for these cruise brands, which included performing a qualitative assessment. Qualitative factors such as industry and market conditions, macroeconomic conditions, changes to the WACC, changes to the royalty rates and overall financial performance were considered in the qualitative assessment to determine how changes in these factors would affect the estimated fair values for each of our cruise brands’ recorded trademarks. Based on our qualitative assessments, we determined it was more-likely-than-not that the estimated fair value for each of these cruise brands’ recorded trademarks exceeded their carrying value, and therefore, none of these trademarks were impaired.

In 2013, we also recognized a $14 million impairment charge related to an investment, leaving an insignificant carrying value at November 30, 2013.

At November 30, 2013 and 2012, our intangible assets subject to amortization are not significant to our consolidated financial statements.

The determination of our cruise brand, cruise ship and trademark fair values includes numerous assumptions that are subject to various risks and uncertainties. We believe that we have made reasonable estimates and judgments in determining whether our goodwill, cruise ships and trademarks have been impaired. However, if there is a change in assumptions used or if there is a change in the conditions or circumstances influencing fair values in the future, then we may need to recognize an impairment charge.

There have not been any events or circumstances subsequent to July 31, 2013, which we believe would require us to perform an interim goodwill or trademark impairment test.

Derivative Instruments and Hedging Activities

We utilize derivative and nonderivative financial instruments, such as foreign currency forwards, options and swaps, foreign currency debt obligations and foreign currency cash balances, to manage our exposure to fluctuations in certain foreign currency exchange rates, and interest rate swaps to manage our interest rate exposure in order to achieve a desired proportion of fixed and floating rate debt. In addition, we utilize our fuel derivatives program to mitigate a portion of the risk to our future cash flows attributable to potential fuel price increases, which we define as our “economic risk.” Our policy is to not use any financial instruments for trading or other speculative purposes.

All derivatives are recorded at fair value. The changes in fair value are recognized currently in earnings if the derivatives do not qualify as effective hedges, or if we do not seek to qualify for hedge accounting treatment, such as for our fuel derivatives. If a derivative is designated as a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged item. If a derivative is designated as a cash flow hedge, then the effective portion of the changes in the fair value of the derivative is recognized as a component of AOCI until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable. If a derivative or a nonderivative financial instrument is designated as a hedge of our net investment in a foreign operation, then changes in the fair value of the financial instrument are recognized as a component of AOCI to offset a portion of the change in the translated value of the net investment being hedged, until the investment is sold or liquidated. We formally document hedging relationships for all derivative and nonderivative hedges and the underlying hedged items, as well as our risk management objectives and strategies for undertaking the hedge transactions.

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

The estimated fair values of our derivative financial instruments and their location on the Consolidated Balance Sheets were as follows (in millions):

		November 30,
	Balance Sheet Location	2013	2012
Derivative assets
Derivatives designated as hedging instruments
Net investment hedges (a)	Prepaid expenses and other	$-	$1
	Other assets – long-term	2	6
Foreign currency zero cost collars (b)	Prepaid expenses and other	-	11
	Other assets – long-term	8	5
Interest rate swaps (c)	Prepaid expenses and other	1	-
	Other assets – long-term	5	-

		16	23

Derivatives not designated as hedging instruments
Fuel (d)	Prepaid expenses and other	14	-
	Other assets – long-term	30	25

		44	25

Total derivative assets		$60	$48

Derivative liabilities
Derivatives designated as hedging instruments
Net investment hedges (a)	Accrued liabilities and other	$4	$-
Interest rate swaps (c)	Accrued liabilities and other	13	7
	Other long-term liabilities	13	17

		30	24

Derivatives not designated as hedging instruments
Fuel (d)	Accrued liabilities and other	-	16
	Other long-term liabilities	1	3

		1	19

Total derivative liabilities		$31	$43

(a)	At November 30, 2013 and 2012, we had foreign currency forwards totaling $578 million and $235 million, respectively, that are designated as hedges of our net investments in foreign operations, which have a euro-denominated functional currency. At November 30, 2013, these outstanding foreign currency forwards mature through July 2017.
(b)	At November 30, 2013 and 2012, we had foreign currency derivatives consisting of foreign currency zero cost collars that are designated as foreign currency cash flow hedges for a portion of our euro-denominated shipbuilding payments. See “Newbuild Currency Risks” below for additional information regarding these derivatives.
(c)	We have euro interest rate swaps designated as cash flow hedges whereby we receive floating interest rate payments in exchange for making fixed interest rate payments. At November 30, 2013 and 2012, these interest rate swap agreements have or will effectively change $909 million and $269 million, respectively, of EURIBOR-based floating rate euro debt to fixed rate euro debt. These interest rate swaps settle through March 2025. In addition, at November 30, 2013 we had U.S. dollar interest rate swaps designated as fair value hedges whereby we receive fixed interest rate payments in exchange for making floating interest rate payments. These interest rate swap agreements effectively changed $500 million of fixed rate debt to U.S. dollar LIBOR-based floating rate debt. These interest rate swaps settle through February 2016.
(d)	At November 30, 2013, we had fuel derivatives consisting of zero cost collars on Brent crude oil (“Brent”) to cover a portion of our estimated fuel consumption through 2017. See “Fuel Price Risks” below for additional information regarding these fuel derivatives. At November 30, 2012, we had fuel derivatives consisting of zero cost collars on Brent to cover a portion of our estimated fuel consumption through 2016.

The effective portions of our derivatives qualifying and designated as hedging instruments recognized in other comprehensive income were as follows (in millions):

	November 30,
	2013	2012	2011

Net investment hedges	$(11)	$48	$(13)
Foreign currency zero cost collars – cash flow hedges	$(1)	$16	$76
Interest rate swaps – cash flow hedges	$2	$(11)	$(4)

There are no credit risk related contingent features in our derivative agreements, except for bilateral credit provisions within our fuel derivative counterparty agreements. These provisions require interest-bearing, non-restricted cash to be posted or received as collateral to the extent the fuel derivative fair value payable to or receivable from an individual counterparty, respectively, exceeds $100 million. At November 30, 2013 and 2012, no collateral was required to be posted to or received from our fuel derivative counterparties.

The amount of estimated cash flow hedges’ unrealized gains and losses that are expected to be reclassified to earnings in the next twelve months is not significant. We have not provided additional disclosures of the impact that derivative instruments and hedging activities have on our consolidated financial statements as of November 30, 2013 and 2012 and for the years ended November 30, 2013, 2012 and 2011 where such impacts were not significant.

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

We consider our investments in foreign operations to be denominated in relatively stable currencies and of a long-term nature. We partially mitigate our net investment currency exposures by denominating a portion of our foreign currency intercompany payables in our foreign operations’ functional currencies, principally sterling. As of November 30, 2013 and 2012, we have designated $2.2 billion and $1.8 billion, respectively, of our foreign currency intercompany payables as nonderivative hedges of our net investments in foreign operations. Accordingly, we have included $234 million and $243 million of cumulative foreign currency transaction nonderivative gains in the cumulative translation adjustment component of AOCI at November 30, 2013 and 2012, respectively, which offsets a portion of the losses recorded in AOCI upon translating our foreign operations’ net assets into U.S. dollars. During 2013, 2012 and 2011, we recognized foreign currency nonderivative transaction (losses) gains of $(9) million, $39 million and $21 million, respectively, in the cumulative translation adjustment component of AOCI.

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

In July 2012, we entered into foreign currency zero cost collars that are designated as cash flow hedges for a portion of P&O Cruises (UK) Britannia’s euro-denominated shipyard payments. These collars mature in February 2015 at a weighted-average ceiling rate of £0.83 to the euro, or $300 million, and a weighted-average floor rate of £0.77 to the euro, or $278 million. If the spot rate is between these two rates on the date of maturity, then we would not owe or receive any payments under these collars.

In May 2013, we settled our foreign currency zero cost collars that were designated as cash flow hedges for the final euro-denominated shipyard payments of Royal Princess prior to their maturity date, which resulted in an insignificant gain being recognized in other comprehensive income during the second quarter of 2013. Concurrently with the settlement of these foreign currency zero cost collars, we entered into foreign currency forwards for $552 million that were also designated as cash flow hedges for the final euro-denominated shipyard payments of Royal Princess due in May 2013. These foreign currency forwards settled in May 2013, and we recognized an insignificant gain in other comprehensive income during the second quarter of 2013.

At November 30, 2013, substantially all of our remaining newbuild currency exchange rate risk relates to euro-denominated newbuild construction payments for Regal Princess, the Seabourn newbuild, and a portion of Britannia, which represent a total commitment of $1.3 billion.

The cost of shipbuilding orders that we may place in the future that is denominated in a different currency than our cruise brands’ or the shipyards’ functional currency is expected to be affected by foreign currency exchange rate fluctuations. These foreign currency exchange rate fluctuations may affect our desire to order new cruise ships.

Interest Rate Risks

We manage our exposure to fluctuations in interest rates through our investment and debt portfolio management strategies. These strategies include purchasing high quality short-term investments with floating interest rates, and evaluating our debt portfolio as to whether to make periodic adjustments to the mix of fixed and floating rate debt through the use of interest rate swaps and the issuance of new debt or the early retirement of existing debt. At November 30, 2013, 59% and 41% (61% and 39% at November 30, 2012) of our debt bore fixed and floating interest rates, respectively, including the effect of interest rate swaps.

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

All of our derivatives are based on Brent prices whereas the actual fuel used on our ships is marine fuel. Changes in the Brent prices may not show a high degree of correlation with changes in our underlying marine fuel prices. We will not realize any economic gain or loss upon the monthly maturities of our zero cost collars unless the average monthly price of Brent is above the ceiling price or below the floor price. We believe that these derivatives will act as economic hedges, however hedge accounting is not applied. As part of our fuel derivatives program, we will continue to evaluate various derivative products and strategies.

At November 30, 2013, our outstanding fuel derivatives consisted of zero cost collars on Brent to cover a portion of our estimated fuel consumption as follows:

Maturities (a)	Transaction Dates	Barrels (in thousands)	Weighted-Average Floor Prices	Weighted-Average Ceiling Prices	Percent of Estimated Fuel Consumption Covered
Fiscal 2014
	November 2011	2,112	$85	$114
	February 2012	2,112	$88	$125
	June 2012	2,376	$71	$116
	May 2013	1,728	$85	$108

		8,328			43%

Fiscal 2015
	November 2011	2,160	$80	$114
	February 2012	2,160	$80	$125
	June 2012	1,236	$74	$110
	April 2013	1,044	$80	$111
	May 2013	1,884	$80	$110

		8,484			43%

Fiscal 2016
	June 2012	3,564	$75	$108
	February 2013	2,160	$80	$120
	April 2013	3,000	$75	$115

		8,724			44%

Fiscal 2017
	February 2013	3,276	$80	$115
	April 2013	2,028	$75	$110

		5,304			27%

(a)	Fuel derivatives mature evenly over each month within the above fiscal periods.

Concentrations of Credit Risk

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Our maximum exposure under foreign currency and fuel derivative contracts and interest rate swap agreements that are in-the-money, which were not material at November 30, 2013, is the replacement cost, net of any collateral received, in the event of nonperformance by the counterparties to the contracts, all of which are currently our lending banks. We seek to minimize credit risk exposure, including counterparty nonperformance primarily associated with our cash equivalents, investments, committed financing facilities, contingent obligations, derivative instruments, insurance contracts and new ship progress payment guarantees, by normally conducting business with large, well-established financial institutions, insurance companies and export credit agencies, and by diversifying our counterparties. In addition, we have guidelines regarding credit ratings and investment maturities that we follow to help safeguard liquidity and minimize risk. We normally do require collateral and/or guarantees to support notes receivable on significant asset sales, long-term ship charters and new ship progress payments to shipyards. We currently believe the risk of nonperformance by any of our significant counterparties is remote.

We also monitor the creditworthiness of travel agencies and tour operators in Europe and credit card providers to which we extend credit in the normal course of our business. Our credit exposure includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in most of Europe where we are obligated to extend credit in a like amount to these guests even if we do not receive payment from the travel agents and tour operators. Concentrations of credit risk associated with these receivables and contingent obligations are not considered to be material, primarily due to the large number of unrelated accounts within our customer base, the amount of these contingent obligations and their short maturities. We have experienced only minimal credit losses on our trade receivables and related contingent obligations. We do not normally require collateral or other security to support normal credit sales.

NOTE 11 – Segment Information

We have three reportable cruise segments that are comprised of our (1) North America cruise brands, (2) EAA cruise brands and (3) Cruise Support. In addition, we have a Tour and Other segment. Our segments are reported on the same basis as the internally reported information that is provided to our chief operating decision maker (“CODM”), who is the President and Chief Executive Officer of Carnival Corporation and Carnival plc. Decisions to allocate resources and assess performance for Carnival Corporation & plc are made by the CODM upon review of the segment results across all of our cruise brands and other segments.

Our North America cruise segment includes Carnival Cruise Lines, Holland America Line, Princess and Seabourn. Our EAA cruise segment includes AIDA, Costa, Cunard, Ibero, P&O Cruises (Australia) and P&O Cruises (UK). These individual cruise brand operating segments have been aggregated into two reportable segments based on the similarity of their economic and other characteristics, including types of customers, regulatory environment, maintenance requirements, supporting systems and processes and products and services they provide. Our Cruise Support segment represents certain of our port and related facilities and other corporate-wide services that are provided for the benefit of our cruise brands. Our Tour and Other segment represents the hotel and transportation operations of Holland America Princess Alaska Tours. In 2012 and 2011, our Tour and Other segment also included two ships that we chartered to an unaffiliated entity. In April 2013, we sold one of these two ships and recognized a $15 million gain as a reduction of Tour and Other operating expenses. Accordingly, subsequent to this 2013 sale our Tour and Other segment included only one ship. The significant accounting policies of our segments are the same as those described in Note 2 – “Summary of Significant Accounting Policies.”

Selected information for our segments as of and for the years ended November 30 was as follows (in millions):

	Revenues	Operating expenses	Selling and administrative	Depreciation and amortization	Operating income (loss)	Capital expenditures	Total assets
2013
North America Cruise Brands (a)	$9,370	$6,439	$1,048	$927	$956	$1,350	$22,448
EAA Cruise Brands	5,906	4,137	686	599	471 (b)	642	16,126
Cruise Support	96	31	136	26	(97)	108	1,016
Tour and Other (a)	210	143	9	36	22	49	514	(c)
Intersegment elimination (a)	(126)	(126)	-	-	-	-	-

	$15,456	$10,624	$1,879	$1,588	$1,352	$2,149	$40,104

2012
North America Cruise Brands (a)	$9,364	$6,240	$949	$898	$1,277	$990	$21,893
EAA Cruise Brands	5,827	4,010	650	561	433 (b)	1,291	15,894
Cruise Support	86	22	114	28	(78)	33	888
Tour and Other (a)	211	154	7	40	10	18	486	(c)
Intersegment elimination (a)	(106)	(106)	-	-	-	-	-

	$15,382	$10,320	$1,720	$1,527	$1,642	$2,332	$39,161

2011
North America Cruise Brands (a)	$8,921	$5,848	$938	$869	$1,266	$1,232	$21,642
EAA Cruise Brands	6,504	4,244	655	579	1,026	1,380	15,626
Cruise Support	90	3	103	31	(47)	68	795
Tour and Other (a)	392	318	21	43	10	16	574	(c)
Intersegment elimination (a)	(114)	(114)	-	-	-	-	-

	$15,793	$10,299	$1,717	$1,522	$2,255	$2,696	$38,637

(a)	In 2013 and 2012, a portion of the North America cruise brands’ segment revenues includes revenues for the tour portion of a cruise when a land tour package is sold along with a cruise by Holland America Line and Princess. These intersegment tour revenues, which are included in our Tour and Other segment, are eliminated directly against the North America cruise brands’ segment revenues and operating expenses in the line “Intersegment elimination.”

In 2011, a portion of Tour and Other segment revenues included revenues for the cruise portion of a tour when a cruise was sold along with a land tour package by Holland America Princess Alaska Tours. These intersegment cruise revenues, which were included in our North America cruise brands’ segment, were eliminated directly against the Tour and Other segment revenues and operating expenses in the line “Intersegment elimination.”

This change in 2012 from prior years is referred to as “the change in the accounting for our North America cruise brands and Tour and Other segments” and did not have a significant impact on either of these segments’ 2013, 2012 and 2011 operating income.

(b)	Includes $13 million in 2013 and $173 million in 2012 of impairment charges related to Ibero’s goodwill and trademarks.
(c)	Tour and Other segment assets primarily include hotels and lodges in the state of Alaska and the Canadian Yukon, motorcoaches used for sightseeing and charters, glass-domed railcars, which run on the Alaska Railroad, and our owned ships that we leased out under long-term charters to an unaffiliated entity.

Non-U.S. revenues for our cruise brands represent sales generated from outside the U.S. principally by non-U.S. travel agents and tour operators. Substantially all of our long-lived assets are located outside of the U.S. and consist of our ships and ships under construction.

Revenues by geographic areas, which are based on where our guests are sourced and not the cruise brands on which they sailed, were as follows (in millions):

	Years Ended November 30,
	2013	2012	2011

North America	$7,738	$7,952	$7,835
Europe	5,426	5,367	5,961
Australia and Asia	1,772	1,506	1,528
Others	520	557	469

	$15,456	$15,382	$15,793

NOTE 12 – Compensation Plans

Equity Plans

We issue our share-based compensation awards under the Carnival Corporation and Carnival plc stock plans, which have an aggregate of 30.7 million shares available for future grant at November 30, 2013. These plans allow us to issue time-based share (“TBS”) awards, which include restricted stock awards (“RSAs”) and restricted stock units (“RSUs”), performance-based share (“PBS”) awards, market-based share (“MBS”) awards and stock options (collectively “equity awards”). Equity awards are principally granted to management level employees and members of our Boards of Directors. The plans are administered by a committee of our independent directors (the “Committee”) that determines which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. These plans allow us to fulfill our equity award obligations using shares purchased in the open market or with unissued or treasury shares. Certain equity awards provide for accelerated vesting if we have a change in control, as defined.

Our total share-based compensation expense was $42 million, $39 million and $46 million in 2013, 2012 and 2011, respectively, of which $39 million, $36 million and $42 million has been included in selling and administrative expenses in 2013, 2012 and 2011, respectively, and $3 million in both 2013 and 2012 and $4 million in 2011 in cruise payroll and related expenses.

TBS, PBS and MBS Awards

RSAs generally have the same rights as Carnival Corporation common stock, except for transfer restrictions and forfeiture provisions. RSAs have been granted to certain officers and non-executive board members and substantially all of them vest at the end of three years. In addition, Carnival Corporation and Carnival plc grant RSUs, substantially all of which also vest at the end of three years and accrue forfeitable dividend equivalents on each outstanding RSU, in the form of additional RSUs, based on dividends declared. The share-based compensation expense for TBS awards is based on the quoted market price of the Carnival Corporation or Carnival plc shares on the date of grant.

In 2012 and 2011, the Committee approved PBS awards to be granted to certain key Carnival Corporation & plc executives. The share-based compensation expense for these PBS awards is based on the quoted market price of the Carnival Corporation or Carnival plc shares on the date of grant and the probability of our earnings per share growth over a three-year period being achieved. These PBS awards provide an opportunity to earn from zero to 200% of the number of target shares underlying the award achieved at the end of the third year. At November 30, 2013, no expense has been recognized on a cumulative basis for the 2012 and 2011 PBS awards as it is not deemed probable that the performance targets will be met.

In 2013, the Committee approved PBS awards to be granted to certain key Carnival Corporation & plc executives. The share-based compensation expense for these PBS awards is based on the quoted market price of the Carnival Corporation or Carnival plc shares on the date of grant and the probability of our annual earnings target for each year over a three-year period being achieved. These PBS awards provide an opportunity to earn from zero to 150% of the number of target shares underlying the award achieved for each year over a three-year period and may be further increased or decreased by 25% based on our total shareholder return rank relative to certain peer companies at the end of the third year. All PBS awards will accrue forfeitable dividend equivalents based on dividends declared.

In 2013, the Committee approved an MBS award to be granted to a senior executive. The MBS award was valued at $4 million as of the date of grant. The share-based compensation expense for the MBS award is based on the quoted market price of the Carnival Corporation common stock on the date of grant and the probability of certain market and performance conditions being achieved. One-half of the MBS award is expensed evenly over a three-year period and the remaining half is expensed evenly over a four-year period.

During the year ended November 30, 2013, TBS and PBS awards’ activity was as follows:

	TBS Awards		PBS Awards
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value

Outstanding at November 30, 2012	3,061,883	$35.89	313,707	$36.08
Granted	1,253,441	$37.82	239,195	$35.68
Vested	(1,171,870)	$35.00	(29,432)	$36.10
Forfeited	(116,753)	$36.71	(12,631)	$35.19

Outstanding at November 30, 2013	3,026,701	$37.01	510,839	$35.91

The total grant date fair value of TBS, PBS and MBS awards vested was $42 million, $52 million and $53 million in 2013, 2012 and 2011, respectively. As of November 30, 2013, there was $42 million of total unrecognized compensation cost related to TBS, PBS, and MBS awards. As of November 30, 2013, the total unrecognized compensation costs related to TBS, PBS and MBS awards are expected to be recognized over a weighted-average period of 1.7 years, 2.5 years and 3.4 years, respectively.

Stock Option Plans

In 2007 and 2008, the Committee decided to cease granting stock options to our employees and non-executive board members, respectively, and to instead grant them TBS awards. A combined summary of Carnival Corporation and Carnival plc stock option activity during the year ended November 30, 2013 related to stock options previously granted was as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (a)
			(in years)	(in millions)
Outstanding at November 30, 2012	8,128,215	$47.72
Exercised	(642,951)	$33.15
Forfeited or expired	(3,563,092)	$49.94

Outstanding and exercisable at November 30, 2013	3,922,172	$48.42	0.9	$-

(a)	The aggregate intrinsic value represents the amount by which the fair value of underlying stock exceeds the option exercise price at November 30, 2013.

As of the dates of exercise, the total intrinsic value of options exercised in 2013, 2012 and 2011 was $3 million, $7 million and $18 million, respectively. As of November 30, 2013, there is no unrecognized compensation cost as there were no unvested stock options. Our stock options will expire through 2016.

Defined Benefit Pension Plans

We have several single-employer defined benefit pension plans, which cover some of our shipboard and shoreside employees. The U.S. and UK shoreside employee plans are closed to new membership and are funded at or above the level required by U.S. or UK regulations. Substantially all of the remaining defined benefit plans are unfunded. In determining all of our plans’ benefit obligations at November 30, 2013 and 2012, we assumed weighted-average discount rates of 4.0% and 3.5%, respectively. The net asset or net liability positions under these single-employer defined benefit pension plans are not material.

In addition, we participate in two multiemployer defined benefit pension plans in the UK, the British Merchant Navy Officers Pension Fund (registration number 10005645) (“MNOPF”), and the British Merchant Navy Ratings Pension Fund (registration number 10005646) (“MNRPF”), which are referred to as “the multiemployer plans.” The MNOPF is divided into two sections, the “New Section” and the “Old Section.” The multiemployer plans are maintained for the benefit of the employees of the participating employers who make contributions to the plans. However, contributions made by employers, including us, may be used to provide benefits to employees of other participating employers, and if any of the participating employers withdraw from the multiemployer plans or fail to make their required contributions, any unfunded obligations would be the responsibility of the remaining participating employers. We are contractually obligated to make all required contributions as determined by the plans’ trustees. All of our multiemployer plans are closed to new membership, and the MNOPF Old Section is also closed to further benefit accrual and is fully funded. Based on the most recent actuarial reviews of the MNOPF New Section and the MNRPF at March 31, 2013, it was determined that these plans were 85% and 74% funded, respectively. The multiemployer plans have implemented recovery plans, as appropriate, whereby their estimated funding deficits are to be recovered through funding contributions from participating employers.

We expense our portion of any multiemployer plan deficit as amounts are invoiced by, and become due and payable to, the trustees. In 2013, we received and paid in full a special assessment invoice from the MNOPF trustee for our additional share of the MNOPF New Section deficit. Accordingly, we expensed the invoice of $15 million in cruise payroll and related expense in 2013, which exceeded 5% of total contributions to the fund. In 2012 and 2011, our contributions to the MNOPF fund were not material and did not exceed 5% of total contributions to the fund. In 2013, 2012 and 2011, our contributions to the MNRPF were not material and did not exceed 5% of total contributions to the plan. It is possible that we will be required to fund and expense additional amounts for the multiemployer plans in the future, however, such amounts are not expected to be material.

Total expense for all defined benefit pension plans, including the multiemployer plans, was $62 million, $45 million and $46 million in 2013, 2012 and 2011, respectively.

Defined Contribution Plans

We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense for these plans was $25 million, $22 million and $21 million in 2013, 2012 and 2011, respectively.

NOTE 13 – Earnings Per Share

Our basic and diluted earnings per share were computed as follows (in millions, except per share data):

	Years Ended November 30,
	2013	2012	2011

Net income for basic and diluted earnings per share	$1,078	$1,298	$1,912

Weighted-average common and ordinary shares outstanding	775	778	787
Dilutive effect of equity plans	2	1	2

Diluted weighted-average shares outstanding	777	779	789

Basic earnings per share	$1.39	$1.67	$2.43

Diluted earnings per share	$1.39	$1.67	$2.42

Anti-dilutive equity awards excluded from diluted earnings per share computations	4	8	9

NOTE 14 – Supplemental Cash Flow Information

Cash paid for interest, net of capitalized interest, was $301 million, $347 million and $358 million in 2013, 2012 and 2011, respectively. In addition, cash (paid) received, net for income taxes was $(4) million in both 2013 and 2012 and $9 million in 2011.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and shareholders’ equity present fairly, in all material respects, the financial position of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the “Company”) at November 30, 2013 and November 30, 2012, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2013, based on criteria established in the 1992 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Framework”). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 9A of the 2013 Annual Report on Form 10-K. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

January 29, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Note Concerning Factors That May Affect Future Results

Some of the statements, estimates or projections contained in this 2013 Annual Report are “forward-looking statements” that involve risks, uncertainties and assumptions with respect to us, including some statements concerning future results, outlooks, plans, goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts are statements that could be deemed forward-looking statements. These statements are based on current expectations, estimates, forecasts and projections about the business in which we operate and the beliefs and assumptions of our management. We have tried, whenever possible, to identify these statements by using words like “will,” “may,” “could,” “should,” “would,” “believe,” “depends,” “expect,” “goal,” “anticipate,” “forecast,” “project,” “future,” “intend,” “plan,” “estimate,” “target,” “indicate” and similar expressions of future intent or the negative of such terms.

Forward-looking statements include those statements that may impact, among other things, the forecasting of our non-GAAP earnings per share; net revenue yields; booking levels; pricing; occupancy; operating, financing and tax costs, including fuel expenses; net cruise costs per available lower berth day; estimates of ship depreciable lives and residual values; liquidity; goodwill and trademark fair values and outlook. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in this 2013 Annual Report. These factors include, but are not limited to, the following:

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

•	our inability to implement our shipbuilding programs and ship repairs, maintenance and refurbishments on terms that are favorable or consistent with our expectations;
•	increases to our repairs and maintenance expenses and refurbishment costs as our fleet ages;
•	lack of continuing availability of attractive, convenient and safe port destinations on terms that are favorable or consistent with our expectations;
•

continuing financial viability of our travel agent distribution system, air service providers and other key vendors in our supply chain and reductions in the availability of, and increases in the pricing for, the services and products provided by these vendors;

•	disruptions and other damages to our information technology and other networks and operations, and breaches in data security;
•	failure to keep pace with developments in technology;
•	competition from and overcapacity in the cruise ship and land-based vacation industry;
•	loss of key personnel or our ability to recruit or retain qualified personnel;
•	union disputes and other employee relation issues;
•	disruptions in the global financial markets or other events may negatively affect the ability of our counterparties and others to perform their obligations to us;
•	the continued strength of our cruise brands and our ability to implement our brand strategies;
•	our international operations are subject to additional risks not generally applicable to our U.S. operations;
•	geographic regions in which we try to expand our business may be slow to develop and ultimately not develop how we expect;
•	our decisions to self-insure against various risks or our inability to obtain insurance for certain risks at reasonable rates;
•	fluctuations in foreign currency exchange rates;
•

whether our future operating cash flow will be sufficient to fund future obligations and whether we will be able to obtain financing, if necessary, in sufficient amounts and on terms that are favorable or consistent with our expectations;

•	risks associated with the DLC arrangement and
•	uncertainties of a foreign legal system as Carnival Corporation and Carnival plc are not U.S. corporations.

Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant stock exchange rules, we expressly disclaim any obligation to disseminate, after the date of this 2013 Annual Report, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

2013 Executive Overview

The past two years have been challenging as we have had voyage disruptions that drew public attention to the safety and reliability of our products and services. Although the frequency of our incidents relative to our size is below the cruise industry average, the negative publicity we received significantly impacted the reputation and, accordingly, the demand for two of our largest brands, Costa and Carnival Cruise Lines. We have, and continue to, take steps to help ensure that our cruise products and services are safe and reliable and that in the rare event of a ship incident, our guests and crew are comfortably returned to port. Safety of our guests and crew is our utmost concern and key to our continuing success. These incidents, in combination with the uncertain global economic conditions, significantly impacted our results in 2012 and 2013. However, Costa did return to profitability in 2013, excluding the impact of ship impairment charges related to two of its smaller vessels. We are confident that our business will continue to recover over the next few years.

As a result of the 2013 voyage disruptions, we commenced a corporate-wide vessel enhancement program to improve emergency power capabilities, to introduce new or enhanced fire safety technology and to increase the level of operating redundancies. The corporate-wide program of enhancements is expected to cost as much as $700 million and will take place over the next several years. In addition to these operational enhancements, we are committed to rebuilding the image and reputation of Carnival Cruise Lines, which in turn will drive additional guest demand and increase profitability. To help rebuild its image and reputation, we have introduced a number of innovative product initiatives, launched a nationwide advertising campaign and travel agent outreach program, as well as an industry-leading vacation guarantee.

With over 100 ships and more than 10 million guests, we have a scale advantage in the cruise industry and are aggressively seeking opportunities to use it to drive top line improvements and obtain economies of scale and synergies by utilizing our purchasing power and implementing cross-brand initiatives aimed at cost-containment.

We recently realigned our leadership team and changed our work processes and our incentive structures to enable our brands to more efficiently collaborate and coordinate among each other, which will help us to further optimize our operations. Our leadership team has identified and will continue to identify opportunities to use our scale to drive initiatives to increase our revenues, while optimizing our cost structure, with the goal of improving our return on invested capital. In addition, we have heightened our focus on the guest experience and further exceeding guest expectations.

We also realized major milestones in the emerging Asian cruise region in 2013 by more than doubling our presence in China, as well as launching our first season of cruises originating from Japan. In addition, in 2013 we opened ten sales offices throughout Asia to support our continued expansion plans in this important emerging cruise region.

Net income for 2013 was $1.1 billion, compared to $1.3 billion for the prior year. This decrease was caused by a 2.6% decrease in constant dollar net revenue yields and a 4.6% increase in constant dollar net cruise costs excluding fuel per ALBD, partially offset by lower fuel prices and fuel consumption per ALBD.

The 2.6% decrease in constant dollar net revenue yields was driven by our North America brands, which was primarily due to promotional pricing at Carnival Cruise Lines. In addition, our EAA brands’ constant dollar net revenue yields decreased, which was affected by the ongoing challenging economic environment in Europe. Although Costa’s constant dollar net revenue yields increased, they were more than offset by decreases at our other European brands.

In 2013, the constant dollar net cruise costs excluding fuel per ALBD increase of 4.6% compared to the prior year was primarily due to voyage disruptions and related repair costs, higher advertising spend, new market development initiative costs in Japan, China and Australia and vessel enhancement expenses.

Our 5.3% lower fuel consumption per ALBD compared to the prior year continues our multiple-year fuel consumption savings trend, which has reached 23% since 2005. In 2013, we furthered our environmental efforts through the successful testing of a new exhaust gas cleaning “scrubber” technology and plan to install scrubbers on most of our ships between 2014 and 2016. In addition to exceeding stricter air emission standards, this technology will help mitigate higher fuel costs on these ships.

During 2013, we generated $2.8 billion of cash from operations and used $2.1 billion to fund net capital expenditures, leaving us with almost $0.7 billion of free cash flow (defined as cash from operations less net capital expenditures). All of this free cash flow was returned to shareholders through our regular quarterly dividend. In addition, during 2013 we repurchased $103 million of Carnival Corporation common stock. Over time, we expect to have higher levels of free cash flow, which we intend to return to shareholders in the form of additional dividends and opportune share buybacks.

We are building new innovative ships and continue to invest in our existing ships in order to strengthen the leadership position of each of our brands and to achieve our mission and primary financial goals. Our newbuilding program is the primary platform for our capacity growth. In 2013, we continued the enhancement of our fleet with the debut of Princess’ 3,560-passenger Royal Princess and AIDA’s 2,194-passenger AIDAstella. In addition, we announced an order for a Seabourn ship, which is expected to enter service in 2016. This ship will replace the capacity of the three original Seabourn ships, which were sold in 2013 and will be leaving the fleet by May 2015. Finally, we announced the retirement of a small Costa ship.

As of January 22, 2014, we currently have eight cruise ships scheduled to enter service between May 2014 and June 2016, some of which will replace existing capacity from the possible sales of older, smaller or less efficient ships (see Note 6 – “Commitments” in the accompanying consolidated financial statements). We strategically time the introduction of additional ships into our brands to allow ample time for those lines to further grow their guest base and absorb the new capacity. Our rate of growth has slowed in the more established regions of North America and Western Europe. We are committed to a measured pace of newbuilds to achieve an optimal balance of supply and demand to maximize our profitability in these established regions. In addition, we believe that we have significant opportunities to grow our presence in the emerging Asian cruise region and will continue to redeploy some of our existing ships to that region.

Outlook for the 2014 First Quarter and Full Year

On December 19, 2013, we said that we expected our non-GAAP diluted (loss) earnings per share for the 2014 first quarter and full year would be in the ranges of $(0.07) to $(0.11) and $1.40 to $1.80, respectively (see “Key Performance Non-GAAP Financial Indicators”). Our guidance was based on fuel prices of $643 per metric ton and $650 per metric ton for the 2014 first quarter and full year, respectively. In addition, our guidance was based on 2014 first quarter and full year currency rates of $1.37 to the euro, $1.64 to sterling and $0.91 to the Australian dollar. The fuel and currency assumptions used in our guidance change daily and, accordingly, our forecasts change daily based on the changes in these assumptions.

We believe it is more meaningful to evaluate our earnings performance by excluding, among other things, the impact of unrealized gains and losses on fuel derivatives from non-GAAP diluted earnings per share. Therefore, we do not include any future estimates of unrealized gains and losses on fuel derivatives in our non-GAAP earnings per share guidance. However, we do forecast realized gains and losses on fuel derivatives by applying current Brent prices to the derivatives that settle in the forecast period.

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

Critical Accounting Estimates

Our critical accounting estimates are those that we believe require our most significant judgments about the effect of matters that are inherently uncertain. A discussion of our critical accounting estimates, the underlying judgments and uncertainties used to make them and the likelihood that materially different estimates would be reported under different conditions or using different assumptions is as follows:

Ship Accounting

Our most significant assets are our ships, including ship improvements and ships under construction, which represent 79% of our total assets at November 30, 2013. We make several critical accounting estimates with respect to our ship accounting. First, in order to compute our ships’ depreciation expense, which represented 10% of our cruise costs and expenses in 2013, we have to estimate the average useful life of each of our ships as well as their residual values. Secondly, we account for ship improvement costs by capitalizing those costs that we believe add value to our ships and have a useful life greater than one year, and depreciate those improvements over their or the ships’ estimated remaining useful life, whichever is shorter, while the costs of repairs and maintenance, including minor improvement costs and dry-dock expenses, are charged to expense as incurred. Finally, when we record the retirement of a ship component that is included within the ship’s cost basis, we may have to estimate the net book value of the asset being retired in order to remove it from the ship’s cost basis.

We determine the average useful life of our ships and their residual values based primarily on our estimates of the weighted-average useful lives and residual values of the ships’ major component systems, such as cabins, superstructure, main electric, engines and hull. In addition, we consider, among other things, long-term vacation market conditions, competition and historical useful lives of similarly-built ships. We have estimated our new ships’ weighted-average useful lives at 30 years and their average residual values at 15% of our original ship cost. Further, we determine the useful life of ship improvements based on estimates of the period over which the assets will be of economic benefit to us. In determining such lives, we also consider factors, including but not limited to, physical deterioration, obsolescence, regulatory constraints and maintenance requirements.

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

If materially different conditions existed, or if we materially changed our assumptions of ship lives and residual values, our depreciation expense, loss on retirement of ship components and net book value of our ships would be materially different. In addition, if we change our assumptions in making our determinations as to whether improvements to a ship add value, the amounts we expense each year as repair and maintenance expense could increase, which would be partially offset by a decrease in depreciation expense, resulting from a reduction in capitalized costs. Our 2013 ship depreciation expense would increase by approximately $40 million for every year we reduce our estimated average 30 year ship useful life. In addition, if our ships were estimated to have no residual value, our 2013 depreciation expense would increase by approximately $190 million.

We believe that the estimates we made for ship accounting purposes are reasonable and our methods are consistently applied in all material respects and, accordingly, result in depreciation expense that is based on a rational and systematic method to equitably allocate the costs of our ships to the periods during which they are used. In addition, we believe that the estimates we made are reasonable and our methods consistently applied in all material respects in determining (1) the average useful life and average residual values of our ships, including ship improvements; (2) which ship improvement costs add value to our ships and (3) the net book value of ship component assets being retired. Finally, we believe our critical ship accounting estimates are generally comparable with those of other major cruise companies.

Asset Impairments

Impairment reviews of our cruise ships, goodwill and trademarks require us to make significant estimates to determine the fair values of these assets and cruise brands.

For our cruise ships, we perform our impairment reviews, if required, at the individual cruise ship level, which is the lowest level for which we maintain identifiable cash flows that are independent of the cash flows of other assets and liabilities. See Note 10 – “Fair Value Measurements, Derivative Instruments and Hedging Activities” in the accompanying consolidated financial statements for a discussion of ship impairment charges recorded in 2013, 2012 and 2011.

We believe it is more-likely-than-not (“MLTN”) that each of our cruise brands’ estimated fair values that carry goodwill at November 30, 2013 exceeded their carrying values. We also believe that it is MLTN that the estimated fair values of each of our cruise brands’ trademarks recorded at November 30, 2013 exceeded their carrying values. See Note 10 – “Fair Value Measurements, Derivative Instruments and Hedging Activities” in the accompanying consolidated financial statements for additional discussion of our goodwill and trademark impairment reviews.

The determination of fair value includes numerous assumptions that are subject to various risks and uncertainties, unless a comparable, viable actively-traded market exists, which is usually not the case for cruise ships, cruise brands and trademarks. Our ships’ fair values are typically estimated based either on ship sales price negotiations or discounted future cash flows.

In performing qualitative assessments of our cruise brands that carry goodwill, qualitative factors that we consider to determine their effect on each of the cruise brands’ estimated fair values include industry and market conditions, macroeconomic conditions, changes to WACC, overall financial performance, changes in fuel prices and capital expenditures. In determining the estimated fair values of cruise brands utilizing discounted future cash flow analysis for our quantitative goodwill impairment tests, if any, significant judgments are made related to forecasting future operating results, including net revenue yields, net cruise costs including fuel prices, capacity changes, including the expected deployment of vessels into, or out of, the cruise brand, capital expenditures, WACC of market participants, adjusted for the risk attributable to the geographic region in which the cruise brand operates and terminal values. In addition, third party appraisers are sometimes used to help determine fair values of cruise brands and trademarks, and their valuation methodologies are also typically subject to uncertainties similar to those discussed above.

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

We believe that we have made reasonable estimates and judgments in determining whether our cruise ships, goodwill and trademarks have been impaired. However, if there is a change in assumptions used or if there is a change in the conditions or circumstances influencing fair values, then we may need to recognize an impairment charge.

Contingencies

We periodically assess the potential liabilities related to any lawsuits or claims brought against us, as well as for other known unasserted claims, including environmental, legal, regulatory, guest and crew and tax matters. In addition, we periodically assess the recoverability of our trade and other receivables and other counterparty credit exposures, such as contractual nonperformance by financial and other institutions with which we conduct significant business. Our credit exposure includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in most of Europe where we are obligated to extend credit in a like amount to these guests even if we do not receive payment from the travel agents and tour operators. While it is typically very difficult to determine the timing and ultimate outcome of these matters, we use our best judgment to determine if it is probable, or MLTN for income tax matters, that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable or MLTN loss, if any, can be made. In assessing probable losses, we make estimates of the amount of probable insurance recoveries, if any, which are recorded as assets. We accrue a liability and establish a reserve when we believe a loss is probable or MLTN for income tax matters, and the amount of the loss can be reasonably estimated in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Such accruals and reserves are typically based on developments to date, management’s estimates of the outcomes of these matters, our experience in contesting, litigating and settling other similar non-income tax matters, historical claims experience, actuarially determined estimates of liabilities and any related insurance coverages. See Note 7 – “Contingencies,” Note 8 – “Income and Other Taxes” and Note 10 – “Fair Value Measurements, Derivative Instruments and Hedging Activities” in the accompanying consolidated financial statements for additional information concerning our contingencies.

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

Results of Operations

We earn substantially all of our cruise revenues from the following:

•

sales of passenger cruise tickets and, in some cases, the sale of air and other transportation to and from airports near our ships’ home ports and cancellation fees. The cruise ticket price typically includes accommodations, most meals, some non-alcoholic beverages and most onboard entertainment. We also collect governmental fees and taxes from our guests, and

•

sales of goods and services primarily onboard our ships not included in the cruise ticket price including substantially all liquor and some non-alcoholic beverage sales, shore excursions, casino gaming, gift shop sales, photo sales, full service spas, communication services, cruise vacation protection programs and pre- and post-cruise land packages. These goods and services are provided either directly by us or by independent concessionaires, from which we receive either a percentage of their revenues or a fee.

We incur cruise operating costs and expenses for the following:

•

the costs of passenger cruise bookings, which represent costs that are directly associated with passenger cruise ticket revenues, and include travel agent commissions, air and other transportation related costs, governmental fees and taxes that vary with guest head counts and related credit card fees,

•

onboard and other cruise costs, which represent costs that are directly associated with onboard and other revenues, and include the costs of liquor and some non-alcoholic beverages, costs of tangible goods sold by us in our gift shops and from our photo sales, communication costs, costs of cruise vacation protection programs, costs of pre- and post-cruise land packages and related credit card fees. Concession revenues do not have significant associated expenses because the costs and services incurred for concession revenues are borne by our concessionaires,

•	fuel costs, which include fuel delivery costs,
•

payroll and related costs, which represent all costs related to our shipboard personnel, including deck and engine crew, including officers, and hotel and administrative employees, while costs associated with our shoreside personnel are included in selling and administrative expenses,

•	food costs, which include both our guest and crew food costs and
•

other ship operating costs, which include port costs that do not vary with guest head counts, repairs and maintenance, including minor improvements and dry-dock expenses, hotel costs, entertainment, gains and losses on ship sales, including ship impairments, freight and logistics, insurance premiums and all other ship operating costs and expenses.

For segment information related to our North America and EAA cruise brands’ revenues, expenses, operating income and other financial information, see Note 11 – “Segment Information” in the accompanying consolidated financial statements.

Statistical Information

	Years Ended November 30,
	2013	2012	2011
Available lower berth days (“ALBDs”) (in thousands) (a)(b)	74,033	71,976	69,971
Occupancy percentage (c)	105.1%	105.5%	106.2%
Passengers carried (in thousands)	10,061	9,829	9,559
Fuel consumption in metric tons (in thousands)	3,266	3,354	3,395
Fuel consumption in metric tons per ALBD	0.044	0.047	0.049
Fuel cost per metric ton consumed	$676	$710	$646
Currencies
U.S. dollar to €1	$1.32	$1.28	$1.40
U.S. dollar to £1	$1.56	$1.58	$1.60
U.S. dollar to Australian dollar	$0.98	$1.03	$1.03

(a)	ALBD is a standard measure of passenger capacity for the period, which we use to perform rate and capacity variance analyses to determine the main non-capacity driven factors that cause our cruise revenues and expenses to vary. ALBDs assume that each cabin we offer for sale accommodates two passengers and is computed by multiplying passenger capacity by revenue-producing ship operating days in the period.
(b)	In 2013, we had a 2.9% capacity increase in ALBDs compared to 2012 comprised of a 3.4% and 2.5% capacity increase in our EAA brands and North America brands, respectively.

Our EAA brands’ capacity increase was caused by:

•	the full year impact from one AIDA 2,194-passenger capacity ship and one Costa 2,984-passenger capacity ship both delivered in 2012;
•	the partial year impact from one AIDA 2,194-passenger capacity ship delivered in 2013 and
•	less ship dry-dock days in 2013 compared to 2012.

These increases were partially offset by the full year impact from the removal of two Costa ships and the sale of one P&O Cruises (Australia) 1,462-passenger capacity ship all in 2012.

Our North America brands’ capacity increase was caused by:

•	the full year impact from one Carnival Cruise Lines 3,690-passenger capacity ship delivered in 2012 and
•	the partial year impact from one Princess 3,560-passenger capacity ship delivered in 2013.

These increases were partially offset by more ship dry-dock days in 2013 compared to 2012.

In 2012, we had a 2.9% capacity increase in ALBDs compared to 2011 comprised of a 3.4% and 2.0% capacity increase in our North America and EAA brands, respectively.

Our North America brands’ capacity increase was caused by:

•	the full year impact from one Carnival Cruise Lines 3,690-passenger capacity ship delivered in 2011 and
•	the partial year impact from one Carnival Cruise Lines 3,690-passenger capacity ship delivered in 2012.

Our EAA brands’ capacity increase was caused by:

•	the full year impact from one AIDA 2,194-passenger capacity ship and one Costa 2,984-passenger capacity ship both delivered in 2011 and
•	the partial year impact from one AIDA 2,194-passenger capacity ship and one Costa 2,984-passenger capacity ship both delivered in 2012.

These increases were partially offset by:

•	the full year impact from the sale of one P&O Cruises (UK) 1,200-passenger capacity ship removed from service in 2011;
•	the partial year impact from the removal of two Costa ships and the sale of one P&O Cruises (Australia) 1,462-passenger capacity ship all in 2012 and
•	more ship dry-dock days in 2012 compared to 2011.

(c)	In accordance with cruise industry practice, occupancy is calculated using a denominator of ALBDs, which assumes two passengers per cabin even though some cabins can accommodate three or more passengers. Percentages in excess of 100% indicate that on average more than two passengers occupied some cabins.

2013 Compared to 2012

Revenues

Consolidated

Cruise passenger ticket revenues made up 75% of our 2013 total revenues. Cruise passenger ticket revenues decreased slightly by $10 million to $11.6 billion in 2013 from $11.7 billion in 2012.

This decrease was caused by:

•	$358 million – decrease in cruise ticket pricing and
•	$42 million – decrease in occupancy.

These decreases were offset by:

•	$333 million – 2.9% capacity increase in ALBDs and
•	$67 million – weaker U.S. dollar against the euro, net of a stronger U.S. dollar against the sterling and Australian dollar (“2013 net currency impact”).

The remaining 25% of 2013 total revenues were substantially all comprised of onboard and other cruise revenues, which increased by $85 million, or 2.4%, to $3.6 billion in 2013 from $3.5 billion in 2012. This increase was caused by our 2.9% capacity increase in ALBDs, which accounted for $100 million, partially offset by lower other revenues, which accounted for $23 million. Onboard and other revenues included concession revenues of $1.1 billion in 2013, which were flat compared to 2012.

North America Brands

Cruise passenger ticket revenues made up 74% of our 2013 total revenues. Cruise passenger ticket revenues decreased slightly by $40 million to $6.8 billion in 2013 from $6.9 billion in 2012.

This decrease was caused by:

•	$168 million – decrease in cruise ticket pricing and
•	$79 million – slight decrease in occupancy.

These decreases were partially offset by:

•	$173 million – 2.5% capacity increase in ALBDs and
•	$37 million – increase in air transportation revenues from guests who purchased their tickets from us.

Our cruise ticket pricing decline was driven by promotional pricing at Carnival Cruise Lines.

The remaining 26% of 2013 total revenues were comprised of onboard and other cruise revenues, which increased slightly by $27 million and remained at $2.4 billion in both 2013 and 2012. This increase was caused by our 2.5% capacity increase in ALBDs, which accounted for $60 million, partially offset by a slight decrease in occupancy, which accounted for $27 million. Onboard and other revenues included concession revenues of $727 million in both 2013 and 2012.

EAA Brands

Cruise passenger ticket revenues made up 81% of our 2013 total revenues. Cruise passenger ticket revenues increased slightly by $33 million and remained at $4.8 billion in both 2013 and 2012.

This increase was caused by:

•	$163 million – 3.4% capacity increase in ALBDs;
•	$67 million – 2013 net currency impact and
•	$47 million – slight increase in occupancy.

These increases were partially offset by:

•	$191 million – decrease in cruise ticket pricing and
•	$44 million – decrease in air transportation revenues from guests who purchased their tickets from us.

Our cruise ticket pricing decline, which was affected by the ongoing challenging economic environment in Europe, was caused by our European brands.

The remaining 19% of 2013 total revenues were comprised of onboard and other cruise revenues, which increased $45 million, or 4.3% to $1.1 billion in 2013 from $1.0 billion in 2012. This increase was principally due to our 3.4% capacity increase in ALBDs, which accounted for $36 million. Onboard and other revenues included concession revenues of $370 million in 2013 and $356 million in 2012.

Costs and Expenses

Consolidated

Operating costs and expenses increased $304 million, or 2.9%, to $10.6 billion in 2013 from $10.3 billion in 2012.

This increase was caused by:

•	$291 million – 2.9% capacity increase in ALBDs;
•	$176 million – impairment charges related to two smaller Costa ships;
•	$56 million – additional costs and expenses related to the 2013 Carnival Triumph voyage disruptions, net of third-party insurance recoverables of $20 million;
•	$46 million – 2013 net currency impact;
•	$46 million – additional ship repair and maintenance expenses;
•

$34 million – nonrecurrence in 2013 of Costa’s hull and machinery insurance proceeds for the total loss of a ship in excess of its net book value and a gain from a Cunard litigation settlement (“Costa’s excess insurance proceeds and Cunard’s litigation settlement”);

•	$20 million – higher insurance premiums;
•	$15 million – special expense assessment from the MNOPF and
•	$14 million – new market development initiative costs.

These increases were partially offset by:

•	$131 million – lower fuel consumption per ALBD;
•	$111 million – lower fuel prices;
•

$65 million – decreases in commissions, transportation and other related expenses driven by lower cruise ticket pricing, partially offset by increases in air transportation costs related to guests who purchased their tickets from us;

•	$34 million – nonrecurrence in 2013 of the 2012 Costa Allegra ship impairment charge;
•	$29 million – nonrecurrence in 2013 of the 2012 Ship Incident related expenses and
•	$24 million – various other operating expenses, net.

Selling and administrative expenses increased $159 million, or 9.2%, to $1.9 billion in 2013 from $1.7 billion in 2012.

Depreciation and amortization expenses increased $61 million, or 4.0%, to $1.6 billion in 2013 from $1.5 billion in 2012.

In 2013, a $13 million impairment charge was recorded for Ibero’s trademarks. In 2012, $173 million of impairment charges were recorded for Ibero’s goodwill and trademarks. See Note 10 – “Fair Value Measurements, Derivative Instruments and Hedging Activities” in the accompanying consolidated financial statements for additional discussion of these impairment charges.

Our total costs and expenses as a percentage of revenues increased to 91% in 2013 from 89% in 2012.

North America Brands

Operating costs and expenses increased $179 million, or 2.9%, to $6.3 billion in 2013 from $6.1 billion in 2012.

This increase was caused by:

•	$154 million – 2.5% capacity increase in ALBDs;
•	$63 million – additional ship repair and maintenance expenses;
•	$56 million – additional costs and expenses related to the 2013 Carnival Triumph voyage disruptions, net of third-party insurance recoverables of $20 million;
•

$23 million – increases in commissions, transportation and other related expenses driven by increases in air transportation costs related to guests who purchased their tickets from us, partially offset by the impact of lower cruise ticket pricing;

•	$14 million – new market development initiative costs and
•	$45 million – various other operating expenses, net.

These increases were partially offset by:

•	$58 million – lower fuel consumption per ALBD;
•	$53 million – lower fuel prices;
•	$39 million – intersegment transaction, which was fully offset in our Cruise Support segment and
•	$26 million – slight decrease in occupancy.

Selling and administrative expenses increased $99 million, or 10%, to $1.0 billion in 2013 from $949 million in 2012. The increase was caused by higher advertising spend, which accounted for $57 million, new market development initiative costs, which accounted for $26 million, and our 2.5% capacity increase in ALBDs, which accounted for $24 million.

Our total costs and expenses as a percentage of revenues increased to 90% in 2013 from 86% in 2012.

EAA Brands

Operating costs and expenses increased $127 million, or 3.2%, $4.1 billion in 2013 from $4.0 billion in 2012.

This increase was caused by:

•	$176 million – impairment charges related to two smaller Costa ships;
•	$136 million – 3.4% capacity increase in ALBDs;
•	$46 million – 2013 net currency impact;
•	$34 million – nonrecurrence in 2013 of Costa’s excess insurance proceeds and Cunard’s litigation settlement and
•	$9 million – MNOPF special expense assessment.

These increases were partially offset by:

•

$100 million – decreases in commissions, transportation and other related expenses driven by lower cruise ticket pricing and a decrease in air transportation costs related to guests who purchased their tickets from us;

•	$72 million – lower fuel consumption per ALBD;
•	$58 million – lower fuel prices;
•	$34 million – nonrecurrence in 2013 of the 2012 Costa Allegra impairment charge and
•	$29 million – nonrecurrence in 2013 of the 2012 Ship Incident related expenses.

In 2013, a $13 million impairment charge was recorded for Ibero’s trademarks. In 2012, $173 million of impairment charges were recorded for Ibero’s goodwill and trademarks.

Our total costs and expenses as a percentage of revenues decreased to 92% in 2013 from 93% in 2012.

Operating Income

Our consolidated operating income decreased $290 million, or 18%, to $1.4 billion in 2013 from $1.6 billion in 2012. Our North America brands’ operating income decreased $321 million, or 25%, to $956 million in 2013 from $1.3 billion in 2012, and our EAA brands’ operating income increased $38 million, or 8.8%, to $471 million in 2013 from $433 million in 2012. These changes were primarily due to the reasons discussed above.

Key Performance Non-GAAP Financial Indicators

We use net cruise revenues per ALBD (“net revenue yields”), net cruise costs per ALBD and net cruise costs excluding fuel per ALBD as significant non-GAAP financial measures of our cruise segment financial performance. These measures enable us to separate the impact of predictable capacity changes from the more unpredictable rate changes that affect our business and gains and losses on ship sales including impairments, net that are not part of our core operating business. We believe these non-GAAP measures provide useful information to investors and expanded insight to measure our revenue and cost performance as a supplement to our U.S. GAAP consolidated financial statements.

Net revenue yields are commonly used in the cruise business to measure a company’s cruise segment revenue performance and for revenue management purposes. We use “net cruise revenues” rather than “gross cruise revenues” to calculate net revenue yields. We believe that net cruise revenues is a more meaningful measure in determining revenue yield than gross cruise revenues because it reflects the cruise revenues earned net of our most significant variable costs, which are travel agent commissions, cost of air and other transportation, certain other costs that are directly associated with onboard and other revenues and credit card fees. Substantially all of our remaining cruise costs are largely fixed, except for the impact of changing prices and food expenses, once our ship capacity levels have been determined.

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

Net cruise costs per ALBD and net cruise costs excluding fuel per ALBD are the most significant measures we use to monitor our ability to control our cruise segment costs rather than gross cruise costs per ALBD. We exclude the same variable costs that are included in the calculation of net cruise revenues to calculate net cruise costs with and without fuel to avoid duplicating these variable costs in our non-GAAP financial measures. In addition, during 2013, we changed our definition of net cruise costs with and without fuel to exclude gains and losses on ship sales including impairments, net as they are not considered part of our core operating business and are not included in our non-GAAP net income and non-GAAP earnings per share. Accordingly, we have changed our previously reported net cruise costs per ALBD and net cruise costs excluding fuel per ALBD for 2012 and 2011 from $125.44 to $124.77 in 2012 ($126.11 to $125.72 in 2011) and $92.36 to $91.69 in 2012 ($94.76 to $94.37 in 2011), respectively, to exclude losses on ship sales including impairments, net to be consistent with our treatment of these types of charges in our 2013 net cruise costs per ALBD.

In addition, because our EAA cruise brands utilize the euro, sterling and Australian dollar to measure their results and financial condition, the translation of those operations to our U.S. dollar reporting currency results in decreases in reported U.S. dollar revenues and expenses if the U.S. dollar strengthens against these foreign currencies and increases in reported U.S. dollar revenues and expenses if the U.S. dollar weakens against these foreign currencies. Accordingly, we also monitor and report these non-GAAP financial measures assuming the 2013 and 2012 periods currency exchange rates have remained constant with the 2012 and 2011 periods rates, respectively, or on a “constant dollar basis,” in order to remove the impact of changes in exchange rates on our non-U.S. dollar cruise operations. We believe that this is a useful measure since it facilitates a comparative view of the changes in our business in a fluctuating currency exchange rate environment.

We believe that the losses on ship sales including impairments, net recognized in 2013, 2012 and 2011 are not part of our core operating business and, therefore, are not an indication of our future earnings performance. As such, we believe it is more meaningful for gains and losses on ship sales including impairments, net to be excluded from our net income and earnings per share and, accordingly, we present non-GAAP net income and non-GAAP earnings per share excluding these items. In addition, we changed our previously reported non-GAAP earnings per share for 2012 and 2011 from $1.88 to $1.94 and $2.42 to $2.46, respectively, to exclude losses on ship sales including impairments, net to be consistent with our treatment of these type of charges in our 2013 non-GAAP earnings per share.

We believe that the goodwill, trademark and other impairment charges recognized in 2013 and 2012 are special charges and, therefore, are also not an indication of our future earnings performance. As such, we also believe it is more meaningful for these impairment charges to be excluded from our net income and earnings per share and, accordingly, we present non-GAAP net income and non-GAAP earnings per share excluding these impairment charges.

Under U.S. GAAP, the realized and unrealized gains and losses on fuel derivatives not qualifying as fuel hedges are recognized currently in earnings. We believe that unrealized gains and losses on fuel derivatives are not an indication of our earnings performance since they relate to future periods and may not ultimately be realized in our future earnings. Therefore, we believe it is more meaningful for the unrealized gains and losses on fuel derivatives to be excluded from our net income and earnings per share and, accordingly, we present non-GAAP net income and non-GAAP earnings per share excluding these unrealized gains and losses.

We have not included in our earnings guidance the impact of unrealized gains and losses on fuel derivatives because these unrealized amounts involve a significant amount of uncertainty, and we do not believe they are an indication of our future earnings performance. Accordingly, our earnings guidance is presented on a non-GAAP basis only. As a result, we did not present a reconciliation between forecasted non-GAAP diluted earnings per share guidance and forecasted U.S. GAAP diluted earnings per share guidance, since we do not believe that the reconciliation information would be meaningful.

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

Consolidated gross and net revenue yields were computed by dividing the gross and net cruise revenues, without rounding, by ALBDs as follows (dollars in millions, except yields):

	Years Ended November 30,
	2013	2013 Constant Dollar	2012	2012 Constant Dollar	2011

Passenger ticket revenues	$11,648	$11,581	$11,658	$11,941	$12,158
Onboard and other revenues	3,598	3,588	3,513	3,570	3,357

Gross cruise revenues	15,246	15,169	15,171	15,511	15,515

Less cruise costs
Commissions, transportation and other	(2,303)	(2,285)	(2,292)	(2,358)	(2,461)
Onboard and other	(539)	(538)	(558)	(566)	(506)

	(2,842)	(2,823)	(2,850)	(2,924)	(2,967)

Net passenger ticket revenues	9,345	9,296	9,366	9,583	9,697
Net onboard and other revenues	3,059	3,050	2,955	3,004	2,851

Net cruise revenues	$12,404	$12,346	$12,321	$12,587	$12,548

ALBDs	74,032,939	74,032,939	71,975,652	71,975,652	69,970,910

Gross revenue yields	$205.94	$204.89	$210.78	$215.50	$221.74
% decrease vs. prior year	(2.3)%	(2.8)%	(4.9)%	(2.8)%
Net revenue yields	$167.56	$166.76	$171.18	$174.88	$179.35
% decrease vs. prior year	(2.1)%	(2.6)%	(4.6)%	(2.5)%
Net passenger ticket revenue yields	$126.23	$125.57	$130.13	$133.14	$138.60
% decrease vs. prior year	(3.0)%	(3.5)%	(6.1)%	(3.9)%
Net onboard and other revenue yields	$41.33	$41.19	$41.05	$41.74	$40.75
% increase vs. prior year	0.7%	0.4%	0.7%	2.4%

Consolidated gross and net cruise costs and net cruise costs excluding fuel per ALBD were computed by dividing the gross and net cruise costs and net cruise costs excluding fuel, without rounding, by ALBDs as follows (dollars in millions, except costs per ALBD):

	Years Ended November 30,
	2013	2013 Constant Dollar	2012	2012 Constant Dollar	2011

Cruise operating expenses	$10,481	$10,434	$10,166	$10,338	$10,095
Cruise selling and administrative expenses	1,871	1,864	1,713	1,749	1,696

Gross cruise costs	12,352	12,298	11,879	12,087	11,791
Less cruise costs included above
Commissions, transportation and other	(2,303)	(2,285)	(2,292)	(2,358)	(2,461)
Onboard and other	(539)	(538)	(558)	(566)	(506)
Losses on ship sales including impairments, net	(178)	(167)	(49)	(49)	(28)

Net cruise costs	9,332	9,308	8,980	9,114	8,796
Less fuel	(2,208)	(2,208)	(2,381)	(2,381)	(2,193)

Net cruise costs excluding fuel	$7,124	$7,100	$6,599	$6,733	$6,603

ALBDs	74,032,939	74,032,939	71,975,652	71,975,652	69,970,910

Gross cruise costs per ALBD	$166.83	$166.12	$165.04	$167.94	$168.51
% increase (decrease) vs. prior year	1.1%	0.6%	(2.1)%	(0.3)%
Net cruise costs per ALBD	$126.05	$125.74	$124.77	$126.62	$125.72
% increase (decrease) vs. prior year	1.0%	0.8%	(0.8)%	0.7%
Net cruise costs excluding fuel per ALBD	$96.23	$95.91	$91.69	$93.55	$94.37
% increase (decrease) vs. prior year	4.9%	4.6%	(2.8)%	(0.9)%

Non-GAAP diluted earnings per share was computed as follows (in millions, except per share data):

	Years Ended November 30,
	2013		2012		2011
Net income – diluted
U.S. GAAP net income	$1,078		$1,298		$1,912
Losses on ship sales including impairments, net	163	(a)	49	(b)	28	(c)
Goodwill, trademark and other impairment charges	27	(d)	173	(e)	-
Unrealized gains on fuel derivatives, net	(36)		(6)		(1)

Non-GAAP net income	$1,232		$1,514		$1,939

Weighted-average shares outstanding – diluted	777		779		789

Earnings per share – diluted
U.S. GAAP earnings per share	$1.39		$1.67		$2.42
Losses on ship sales including impairments, net	0.21	(a)	0.06	(b)	0.04	(c)
Goodwill, trademark and other impairment charges	0.03	(d)	0.22	(e)	-
Unrealized gains on fuel derivatives, net	(0.05)		(0.01)		-

Non-GAAP earnings per share	$1.58		$1.94		$2.46

(a)	Substantially due to impairment charges of $176 million related to two smaller Costa ships, partially offset by a $15 million gain in our Tour and Other segment from the sale of a former Holland America Line ship, which was on charter to an unaffiliated entity.
(b)	Represents impairment charges of $34 million related to Costa Allegra and $23 million related to two Seabourn ships, partially offset by an $8 million gain on the sale of Pacific Sun.
(c)	Represents impairment charges related to the sale of Costa Marina and Pacific Sun.
(d)	Represents impairment charges of $14 million related to an investment and $13 million for Ibero’s remaining trademarks’ carrying value.
(e)	Represents impairment charges related to Ibero’s goodwill and trademarks.

Net cruise revenues increased slightly by $83 million to $12.4 billion in 2013 from $12.3 billion in 2012. This was caused by our 2.9% capacity increase in ALBDs, which accounted for $352 million, and the 2013 net currency impact, which accounted for $58 million, partially offset by a 2.6% decrease in constant dollar net revenue yields, which accounted for $327 million. The 2.6% decrease in net revenue yields on a constant dollar basis was caused by a 3.5% decrease in net passenger ticket revenue yields, partially offset by a slight increase in net onboard and other revenue yields. The 3.5% decrease in net passenger ticket revenue yields was driven by our North America brands’ 3.8% net yield decrease, which was driven by promotional pricing at Carnival Cruise Lines. In addition, our EAA brands’ net passenger ticket revenue yields decreased 2.8%, which was affected by the ongoing challenging economic environment in Europe. Although Costa’s net passenger ticket revenue yields increased, they were more than offset by decreases at our other European brands. Gross cruise revenues increased slightly by $75 million and remained at $15.2 billion in both 2013 and 2012 for largely the same reasons as discussed above.

Net cruise costs excluding fuel increased $525 million, or 8.0%, to $7.1 billion in 2013 from $6.6 billion in 2012. The increase was caused by a 4.6% increase in constant dollar net cruise costs excluding fuel per ALBD, which accounted for $313 million, our 2.9% capacity increase in ALBDs, which accounted for $189 million, and the 2013 net currency impact, which accounted for $23 million.

The 4.6% increase in constant dollar net cruise costs excluding fuel per ALBD was caused by:

•	$56 million – additional costs and expenses related to the 2013 Carnival Triumph voyage disruptions, net of third-party insurance recoverables of $20 million;
•	$46 million – additional ship repair and maintenance expenses;
•	$44 million – higher advertising spend;
•	$40 million – new market development initiative costs;
•	$34 million – nonrecurrence in 2013 of Costa’s excess insurance proceeds and Cunard’s litigation settlement;
•	$20 million – higher insurance premiums;
•	$15 million – MNOPF special expense assessment and
•	$87 million – various other operating expenses, net.

These increases were partially offset by:

•	$29 million – nonrecurrence in 2013 of the 2012 Ship Incident related expenses.

Fuel costs decreased $173 million, or 7.3%, to $2.2 billion in 2013 from $2.4 billion in 2012. This was caused by a 5.3% decrease in fuel consumption per ALBD, which accounted for $131 million, and lower fuel prices, which accounted for $111 million, partially offset by our 2.9% capacity increase in ALBDs, which accounted for $68 million.

Gross cruise costs increased $473 million, or 4.0% to $12.4 billion in 2013 from $11.9 billion in 2012 for principally the same reasons as discussed above.

2012 Compared to 2011

Revenues

Consolidated

Cruise passenger ticket revenues made up 76% of our 2012 total revenues. Cruise passenger ticket revenues decreased by $500 million, or 4.1%, to $11.7 billion in 2012 from $12.2 billion in 2011.

This decrease was caused by:

•	$434 million – decrease in cruise ticket pricing;
•	$282 million – a stronger U.S. dollar against the euro and sterling, net of a weaker U.S. dollar against the Australian dollar (“2012 net currency impact”) and
•	$82 million – slight decrease in occupancy.

These decreases were partially offset by:

•	$348 million – 2.9% capacity increase in ALBDs.

Our cruise ticket pricing and occupancy were affected by the direct and indirect consequences of the 2012 Ship Incident and the challenging economic environment in Europe.

The remaining 24% of 2012 total revenues were substantially all comprised of onboard and other cruise revenues, which increased by $156 million, or 4.6%, to $3.5 billion in 2012 from $3.4 billion in 2011.

This increase was caused by:

•	$96 million – 2.9% capacity increase in ALBDs;
•	$51 million – higher onboard spending by our guests and
•

the change in the accounting for our North America cruise brands and Tour and Other segments (See Note 11 – “Segment Information” in the accompanying consolidated financial statements for a further discussion).

These increases were partially offset by:

•	$58 million – 2012 net currency impact and
•	$23 million – slight decrease in occupancy.

Onboard and other revenues included concession revenues of $1.1 billion in 2012, which were flat compared to 2011.

North America Brands

Cruise passenger ticket revenues made up 74% of our 2012 total revenues. Cruise passenger ticket revenues increased by $123 million, or 1.8%, to $6.9 billion in 2012 from $6.8 billion in 2011. This increase was caused by our 3.4% capacity increase in ALBDs, which accounted for $229 million, partially offset by a decrease in cruise ticket pricing, which accounted for $59 million, and a decrease in air transportation revenues from guests who purchased their tickets from us, which accounted for $39 million. Our cruise ticket pricing was affected by the indirect consequences of the 2012 Ship Incident.

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

This decrease was caused by:

•	$354 million – decrease in cruise ticket pricing;
•	$282 million – 2012 net currency impact and
•	$110 million – 2.1 percentage point decrease in occupancy.

These decreases were partially offset by:

•	$110 million – 2.0% capacity increase in ALBDs.

Our cruise ticket pricing and occupancy were affected by the direct and indirect consequences of the 2012 Ship Incident and the challenging economic environment in Europe.

The remaining 18% of 2012 total revenues were comprised of onboard and other cruise revenues, which decreased $56 million, or 5.1%, to $1.0 billion in 2012 from $1.1 billion in 2011. This decrease was caused by the 2012 net currency impact, which accounted for $58 million, and a 2.1 percentage point decrease in occupancy, which accounted for $23 million, partially offset by our 2.0% capacity increase in ALBDs, which also accounted for $23 million. Onboard and other revenues included concession revenues of $356 million in 2012 and $397 million in 2011.

Costs and Expenses

Consolidated

Operating costs and expenses increased slightly by $21 million and remained at $10.3 billion in both 2012 and 2011.

This increase was caused by:

•	$289 million – 2.9% capacity increase in ALBDs;
•	$214 million – higher fuel prices;
•	$51 million – Costa Allegra ship impairment charge and incident-related expenses and
•	$29 million – 2012 Ship Incident related expenses.

These increases were partially offset by:

•	$172 million – 2012 net currency impact;
•

$158 million – decrease in commissions, transportation and other costs primarily as a result of our lower cruise ticket pricing, the change in our UK brands’ commission structure and a decrease in air transportation costs related to guests who purchased their tickets from us;

•	$89 million – lower fuel consumption per ALBD;
•	$34 million – Costa’s excess insurance proceeds and Cunard’s litigation settlement;
•	$28 million – nonrecurrence in 2012 of ship impairment charges recognized in 2011 related to the sale of Costa Marina and Pacific Sun;
•	$27 million – slight decrease in occupancy and
•	$54 million – various other operating expenses, net.

Selling and administrative expenses of $1.7 billion in 2012 were flat compared to 2011.

Depreciation and amortization expenses of $1.5 billion in 2012 were flat compared to 2011.

Ibero goodwill and trademark impairment charges of $173 million were recorded in 2012.

Our total costs and expenses as a percentage of revenues increased to 89% in 2012 from 86% in 2011.

North America Brands

Operating costs and expenses increased $286 million, or 4.9%, to $6.1 billion in 2012 from $5.8 billion in 2011.

This increase was caused by:

•	$198 million – 3.4% capacity increase in ALBDs;
•	$147 million – higher fuel prices and
•	the change in the accounting for our North America cruise brands and Tour and Other segments.

These increases were partially offset by:

•

$46 million – decrease in commissions, transportation and other costs primarily as a result of our lower cruise ticket pricing and a decrease in air transportation costs related to guests who purchased their tickets from us and

•	$44 million – lower fuel consumption per ALBD.

Our total costs and expenses as a percentage of total revenues of 86% in 2012 was flat compared to 2011.

EAA Brands

Operating costs and expenses decreased $234 million, or 5.5%, to $4.0 billion in 2012 from $4.2 billion in 2011.

This decrease was caused by:

•	$172 million – 2012 net currency impact;
•

$103 million – decrease in commissions, transportation and other costs primarily as a result of our lower cruise ticket pricing, the change in our UK brands’ commission structure and a decrease in air transportation costs related to guests who purchased their tickets from us;

•	$45 million – lower fuel consumption per ALBD;
•	$36 million – 2.1 percentage point decrease in occupancy;
•	$34 million – Costa’s excess insurance proceeds and Cunard’s litigation settlement and
•	$28 million – nonrecurrence in 2012 of ship impairment charges recognized in 2011 related to the sale of Costa Marina and Pacific Sun.

These decreases were partially offset by:

•	$87 million – 2.0% capacity increase in ALBDs;
•	$67 million – higher fuel prices;
•	$51 million – Costa Allegra ship impairment charge and incident-related expenses and
•	$29 million – 2012 Ship Incident related expenses.

Ibero goodwill and trademark impairment charges of $173 million were recorded in 2012.

Our total costs and expenses as a percentage of total revenues increased to 93% in 2012 from 84% in 2011.

Operating Income

Our consolidated operating income decreased $613 million, or 27%, to $1.6 billion in 2012 from $2.3 billion in 2011. Our North America brands’ operating income increased slightly by $11 million and remained at $1.3 billion in both 2012 and 2011, and our EAA brands’ operating income decreased $593 million, or 58%, to $433 million in 2012 from $1.0 billion in 2011. These changes were primarily due to the reasons discussed above.

Key Performance Non-GAAP Financial Indicators

Net cruise revenues decreased $227 million, or 1.8%, to $12.3 billion in 2012 from $12.5 billion in 2011. This was caused by a 2.5% decrease in constant dollar net revenue yields, which accounted for $321 million, and the 2012 net currency impact, which accounted for $267 million, partially offset by our 2.9% capacity increase in ALBDs, which accounted for $361 million. The 2.5% decrease in net revenue yields on a constant dollar basis was comprised of a 3.9% decrease in net passenger ticket revenue yields, partially offset by a 2.4% increase in net onboard and other revenue yields. The 3.9% decrease in net passenger ticket revenue yields was principally due to our EAA brands with a 7.6% yield decrease, which was affected by the direct and indirect consequences of the 2012 Ship Incident and the challenging economic environment in Europe. The 2.4% increase in net onboard and other revenue yields was primarily due to higher onboard spending by guests from our North America brands, partially offset by lower yields from certain of our EAA brands, driven by lower occupancy, principally at Costa. Gross cruise revenues decreased $344 million, or 2.2%, to $15.2 billion in 2012 from $15.5 billion in 2011 for largely the same reasons as discussed above.

Net cruise costs excluding fuel decreased slightly by $4 million and remained at $6.6 billion in both 2012 and 2011. Our 2.9% capacity increase in ALBDs, which accounted for $190 million, was offset by the 2012 net currency impact, which accounted for $135 million, and a slight decrease in constant dollar net cruise costs excluding fuel per ALBD, which accounted for $38 million.

Fuel costs increased $188 million, or 8.6%, to $2.4 billion in 2012 from $2.2 billion in 2011. This was caused by higher fuel prices, which accounted for $214 million, and a 2.9% capacity increase in ALBDs, which accounted for $63 million, partially offset by a 3.9% decrease in fuel consumption per ALBD, which accounted for $89 million.

Gross cruise costs increased $88 million, or 0.7% to $11.9 billion in 2012 from $11.8 billion in 2011 for principally the same reasons as discussed above.

Liquidity, Financial Condition and Capital Resources

Our primary financial goals are to profitably grow our cruise business thus increasing our return on invested capital, while maintaining a strong balance sheet. Our ability to generate significant operating cash flows allows us to internally fund all of our capital investments. Over time, we expect to have higher levels of free cash flow, which we intend to return to shareholders in the form of additional dividends and opportune share buybacks. We are also committed to maintaining our strong investment grade credit ratings. Other objectives of our capital structure policy are to maintain a sufficient level of liquidity with our available cash and cash equivalents and committed financings for immediate and future liquidity needs, and a reasonable debt maturity profile that is spread out over a number of years.

Based on our historical results, projections and financial condition, we believe that our future operating cash flows and liquidity will be sufficient to fund all of our expected capital projects including shipbuilding commitments, ship improvements, debt service requirements, working capital needs and other firm commitments over the next several years. We believe that our ability to generate significant operating cash flows and our strong balance sheet as evidenced by our investment grade credit ratings provide us with the ability in most financial credit market environments to obtain debt financing, as needed. Our future operating cash flows and our ability to issue debt can be adversely impacted by numerous factors outside our control including, but not limited to, those noted under “Cautionary Note Concerning Factors That May Affect Future Results.” In June 2013, Moody’s downgraded our senior unsecured credit ratings to Baa1. This downgrade did not have a significant impact on our operating results. However, if our long-term senior unsecured credit ratings were to be further downgraded, our access to, and cost of, debt financing may be negatively impacted.

At November 30, 2013, we had a working capital deficit of $4.8 billion. This deficit included $3.0 billion of current customer deposits, which represent the passenger revenues we collect within a year in advance of sailing dates and, accordingly, are substantially more like deferred revenue balances rather than actual current cash liabilities. Our November 30, 2013 working capital deficit also included $1.5 billion of current debt obligations, which are substantially related to our export credit facilities, bank loans and other debt. We continue to generate significant cash from operations and have a strong balance sheet. This strong balance sheet provides us with the ability to refinance our current debt obligations before, or as they become due, in most financial credit market environments. We also have our revolving credit facilities available to provide long-term rollover financing should the need arise, or if we choose to do so. After excluding current customer deposits and current debt obligations from our November 30, 2013 working capital deficit balance, our non-GAAP adjusted working capital deficit was $284 million. Our business model, along with our unsecured revolving credit facilities, allows us to operate with a working capital deficit and still meet our operating, investing and financing needs. We believe we will continue to have working capital deficits for the foreseeable future.

At November 30, 2012, the U.S. dollar was $1.60 to sterling, $1.30 to the euro and $1.05 to the Australian dollar. Had these November 30, 2012 currency exchange rates been used to translate our November 30, 2013 non-U.S. dollar functional currency operations’ assets and liabilities instead of the November 30, 2013 U.S. dollar exchange rates of $1.63 to sterling, $1.36 to the euro and $0.91 to the Australian dollar, our total assets and liabilities would have been lower by $580 million and $225 million, respectively.

Sources and Uses of Cash

Our business provided $2.8 billion of net cash from operations during 2013, a decrease of $165 million, or 5.5%, compared to $3.0 billion in 2012. This decrease was caused by less cash being provided from our operating results, partially offset by less cash being used for our working capital needs.

During 2013, our expenditures for capital projects were $2.1 billion, of which $1.3 billion was spent on our ongoing new shipbuilding program, including $836 million for the final delivery payments for AIDAstella and Royal Princess. In addition to our new shipbuilding program, we had capital expenditures of $633 million for ship improvements and replacements and $227 million for information technology and other assets. Furthermore, in 2013 we sold three of our Seabourn ships that are leaving the fleet by May 2015, and received $70 million in cash proceeds, which represented substantially all of the sales price.

During 2013, we borrowed a net $4 million of short-term borrowings in connection with our availability of, and needs for, cash at various times throughout the year. In addition, during 2013 we issued $1.7 billion of unsecured publicly-traded notes, of which $500 million was used to repay a like amount of unsecured floating rate export credit facilities, and the remaining $1.2 billion was and will be used for general corporate purposes, including repayments of portions of debt facilities maturing through May 2014. We also borrowed $1.0 billion of new long-term debt under two unsecured floating rate export credit facilities and one floating rate bank loan. Furthermore, during 2013 we repaid $2.2 billion of long-term debt. Finally, during 2013 we paid cash dividends of $1.2 billion and purchased $103 million of shares of Carnival Corporation common stock in open market transactions, net of $35 million of treasury stock sales under our Stock Swap program.

Future Commitments and Funding Sources

At November 30, 2013, our contractual cash obligations were as follows (in millions):

	Payments Due by
	2014	2015	2016	2017	2018	Thereafter	Total
Recorded Contractual Cash Obligations
Short-term borrowings	$60						$60
Long-term debt (a)	1,408	$1,403	$1,537	$627	$1,301	$3,224	9,500
Other long-term liabilities reflected on the balance sheet (b)	86	108	74	107	111	158	644
Unrecorded Contractual Cash Obligations
Shipbuilding (c)	1,604	1,305	1,814	-	-	-	4,723
Operating leases (c)	51	46	40	28	23	163	351
Port facilities and other (c)	172	157	129	115	101	613	1,287
Purchase obligations (d)	851	104	82	40	36	6	1,119
Fixed rate interest payments (e)	234	213	163	131	107	432	1,280
Floating rate interest payments (e)	42	42	57	65	68	192	466

Total Contractual Cash Obligations (f)	$4,508	$3,378	$3,896	$1,113	$1,747	$4,788	$19,430

(a)	Our long-term debt has a weighted-average maturity of 4.4 years. See Note 5 – “Unsecured Debt” in the accompanying consolidated financial statements for additional information regarding these debt obligations.
(b)	Represents cash outflows for certain of our long-term liabilities, including their current portion, that could be reasonably estimated. The primary outflows are for estimates of our compensation plans’ obligations, crew and guest claims, uncertain income tax position liabilities and certain deferred income taxes. Other deferred income taxes have been excluded from the table because they do not require a cash settlement in the future.
(c)	Our shipbuilding contractual obligations are legal commitments and, accordingly, cannot be cancelled without cause by the shipyards or us, and such cancellation will subject the defaulting party to significant contractual liquidating damage payments. See Note 6 – “Commitments” in the accompanying consolidated financial statements for additional information regarding these contractual cash obligations.
(d)	Represents legally-binding commitments to purchase inventory and other goods and services made in the normal course of business to meet operational requirements. Many of our contracts contain clauses that allow us to terminate the contract with notice, either with or without a termination penalty. Termination penalties are generally an amount less than the original obligation. Historically, we have not had any significant defaults of our contractual obligations or incurred significant penalties for their termination.
(e)	Fixed rate interest payments represent cash outflows for fixed interest payments, including interest swapped from a floating rate to a fixed rate. Floating rate interest payments represent forecasted cash outflows for interest payments on floating rate debt, including interest swapped from a fixed rate to a floating rate, using the November 30, 2013 forward interest rates for the remaining terms of the loans.
(f)	Amounts payable in foreign currencies, which are principally the euro, sterling and Australian dollars, are based on the November 30, 2013 exchange rates.

As of November 30, 2013, our total annual capital expenditures consist of ships under contract for construction, estimated improvements to existing ships and shoreside assets and for 2014, 2015 and 2016 are expected to be $3.0 billion, $2.7 billion and $2.8 billion, respectively.

As a result of the 2013 voyage disruptions, we commenced a corporate-wide vessel enhancement program to improve emergency power capabilities, to introduce new or enhanced fire safety technology and to increase the level of operating redundancies. The enhancement program is expected to cost as much as $700 million over the next several years. In addition, we expect to install scrubbers on most of our ships between 2014 and 2016. The expected costs of both the enhancement program and installation of scrubbers through 2016 are included in our total annual capital expenditures discussed in the above paragraph.

The year-over-year percentage increase in our annual capacity is currently expected to be 2.8% for 2014 and 3.9% for both 2015 and 2016. These percentage increases result primarily from contracted new ships entering service and include Seabourn Pride, Seabourn Spirit and Seabourn Legend leaving the fleet by May 2015.

In 2013, the Board of Directors increased the authorization to repurchase Carnival Corporation common stock and/or Carnival plc ordinary shares under the Repurchase Program back to $1 billion. Since March 2013, the remaining availability under the Repurchase Program was $975 million. See Note 9 – “Shareholders’ Equity” in the accompanying consolidated financial statements for a further discussion of the Repurchase Program.

In addition to the Repurchase Program, the Boards of Directors authorized, in October 2008, the repurchase of up to 19.2 million Carnival plc ordinary shares and, in January 2013, the repurchase of up to 32.8 million shares of Carnival Corporation common stock under the Stock Swap programs. Depending on market conditions and other factors, we may repurchase shares of Carnival Corporation common stock and/or Carnival plc ordinary shares under the Repurchase Program and the Stock Swap programs concurrently. We use the Stock Swap programs in situations where we can obtain an economic benefit because either Carnival Corporation common stock or Carnival plc ordinary shares are trading at a price that is at a premium or discount to the price of Carnival plc ordinary shares or Carnival Corporation common stock, as the case may be. Any realized economic benefit under the Stock Swap programs is used for general corporate purposes, which could include repurchasing additional stock under the Repurchase Program. Carnival plc ordinary share repurchases under both the Repurchase Program and the Stock Swap programs require annual shareholder approval. The existing shareholder approval is limited to a maximum of 21.5 million ordinary shares and is valid until the earlier of the conclusion of the Carnival plc 2014 annual general meeting or October 16, 2014. Finally, under the Stock Swap programs, any sales of the Carnival Corporation common stock and Carnival plc ordinary shares have been or will be registered under the Securities Act.

At January 22, 2014, the remaining availability under the Stock Swap programs was 18.1 million Carnival plc ordinary shares and 32.0 million shares of Carnival Corporation common stock. See Note 9 – “Shareholders’ Equity” in the accompanying consolidated financial statements for a further discussion of the Stock Swap programs.

At November 30, 2013, we had liquidity of $6.5 billion. Our liquidity consisted of $187 million of cash and cash equivalents, which excludes $275 million of cash used for current operations, $2.8 billion available for borrowing under our revolving credit facilities and $3.5 billion under our committed export credit ship financings. Of this $3.5 billion, $1.1 billion, $1.0 billion and $1.4 billion are scheduled to be funded in 2014, 2015 and 2016, respectively. Substantially all of our revolving credit facilities are scheduled to mature in 2016, except for $300 million that matures in 2020. These commitments are from numerous large and well-established banks and export credit agencies, which we believe will honor their contractual agreements with us.

Substantially all of our debt agreements contain financial covenants as described in Note 5 – “Unsecured Debt” in the accompanying consolidated financial statements. At November 30, 2013, we believe we were in compliance with our debt covenants. In addition, based on, among other things, our forecasted operating results, financial condition and cash flows, we expect to be in compliance with our debt covenants for the foreseeable future. Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables could become due, and all debt and derivative contracts could be terminated.

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

Quantitative and Qualitative Disclosures About Market Risk

For a discussion of our hedging strategies and market risks, see the discussion below and Note 10 – “Fair Value Measurements, Derivative Instruments and Hedging Activities” in the accompanying consolidated financial statements.

Foreign Currency Exchange Rate Risks

Operational and Investment Currency Risks

We have $578 million of foreign currency forwards that are designated as hedges of our net investments in foreign operations, which have a euro-denominated functional currency, thus partially offsetting this foreign currency exchange rate risk. Based on a 10% hypothetical change in the U.S. dollar to euro exchange rate as of November 30, 2013, we estimate that these foreign currency forwards’ fair values would change by $51 million, which would be offset by a corresponding change of $51 million in the U.S. dollar value of our net investments. In addition, based on a 10% hypothetical change in the U.S. dollar to euro, sterling and Australian dollar exchange rates as of November 30, 2013, which are the functional currencies that we translate into our U.S. dollar reporting currency, we estimate that our 2014 full year December 19, 2013 non-GAAP guidance would change by $0.19 per share.

Newbuild Currency Risks

In 2012, we entered into foreign currency zero cost collars that are designated as cash flow hedges for a portion of P&O Cruises (UK) Britannia’s euro-denominated shipyard payments. These collars mature in February 2015 at a weighted-average ceiling rate of £0.83 to the euro, or $300 million, and a weighted-average floor rate of £0.77 to the euro, or $278 million. If the spot rate is between these two rates on the date of maturity, then we would not owe or receive any payments under these collars. At November 30, 2013, the estimated fair value of these outstanding foreign currency zero cost collars was an asset of $8 million. Based on a 10% hypothetical increase or decrease in the November 30, 2013 sterling rates to euro exchange rates, we estimate the fair value of these collars would increase $15 million or decrease $12 million, respectively.

At November 30, 2013, substantially all our remaining newbuild currency exchange rate risk relates to euro-denominated newbuild construction payments for Regal Princess, the Seabourn newbuild and a portion of Britannia, which represent a total commitment of $1.3 billion. The functional currency cost of each of these ships will increase or decrease based on changes in the exchange rates until the payments are made under the shipbuilding contract, or we enter into a foreign currency hedge. Based on a 10% hypothetical change in the U.S. dollar and sterling to euro exchange rates as of November 30, 2013, the unpaid cost of these ships would have a corresponding change of $134 million.

Interest Rate Risks

At November 30, 2013, we have interest rate swaps that have or will effectively changed $500 million of fixed rate debt to U.S. dollar LIBOR-based floating rate debt and $909 million of EURIBOR-based floating rate euro debt to fixed rate euro debt. Based on a 10%

hypothetical change in the November 30, 2013 market interest rates, the fair value of all our debt and related interest rate swaps would change by $116 million. In addition, based on a 10% hypothetical change in the November 30, 2013 market interest rates, our annual interest expense on floating rate debt, including the effect of our interest rate swaps, would change by an insignificant amount. Substantially all of our fixed rate debt can only be called or prepaid by incurring additional costs.

Fuel Price Risks

Our exposure to market risk for changes in fuel prices substantially all relates to the consumption of fuel on our ships. We expect to consume approximately 3.2 million metric tons of fuel in 2014. Based on a 10% hypothetical change in our December 19, 2013 guidances’ forecasted average fuel price, we estimate that our 2014 fuel expense, excluding the effect of zero cost collar fuel derivatives, would change by $210 million.

We use our fuel derivatives program to mitigate a portion of our economic risk attributable to potential fuel price increases. See Note 10 – “Fair Value Measurements, Derivative Instruments and Hedging Activities” in the accompanying consolidated financial statements for additional discussion of our fuel derivatives program.

At November 30, 2013, we had fuel derivatives consisting of zero cost collars on Brent to cover a portion of our estimated fuel consumption through 2017. Based on a 10% hypothetical increase in the Brent spot price used in our December 19, 2013 guidance, there would be a realized gain of $56 million on our fuel derivatives as the resulting Brent price would be above the ceiling Brent prices established by certain of these collars. However, based on a 10% hypothetical decrease in the Brent spot price used in our December 19, 2013 guidance, there would be no realized losses on our fuel derivatives as the resulting Brent price would remain above the floor Brent prices established by these collars. At November 30, 2013, the estimated fair value of our outstanding fuel derivative contracts was a net asset of $43 million. Based on a 10% hypothetical increase or decrease in the November 30, 2013 Brent forward price curve, we estimate the fair value of our fuel derivatives would increase $165 million or decrease $115 million, respectively.

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below for 2009 through 2013 and as of the end of each such year, except for the other statistical data, are derived from our audited consolidated financial statements and should be read in conjunction with those consolidated financial statements and the related notes.

	Years Ended November 30,
	2013	2012		2011	2010	2009
	(dollars in millions, except per share, per ton and currency data)
Statements of Income Data
Revenues	$15,456	$15,382		$15,793	$14,469	$13,460
Operating income	$1,352	$1,642		$2,255	$2,347	$2,154
Net income (a)	$1,078	$1,298		$1,912	$1,978	$1,790
Earnings per share
Basic	$1.39	$1.67		$2.43	$2.51	$2.27
Diluted	$1.39	$1.67		$2.42	$2.47	$2.24
Non-GAAP net income (a)	$1,232	$1,514		$1,939	$1,934	$1,790
Non-GAAP earnings per share – diluted (a)	$1.58	$1.94		$2.46	$2.42	$2.24
Dividends declared per share	$1.00	$1.50	(b)	$1.00	$0.40	$-

Statements of Cash Flow Data
Cash provided by operating activities	$2,834	$2,999		$3,766	$3,818	$3,342
Cash used in investing activities	$2,056	$1,772	(c)	$2,646	$3,501	$3,384
Capital expenditures	$2,149	$2,332		$2,696	$3,579	$3,380
Cash used in financing activities	$780	$1,190		$1,093	$404	$93
Dividends paid	$1,164	$779		$671	$237	$314

Other Statistical Data
ALBDs (in thousands)	74,033	71,976		69,971	66,545	62,106
Occupancy percentage	105.1%	105.5%		106.2%	105.6%	105.5%
Passengers carried (in thousands)	10,061	9,829		9,559	9,147	8,519
Fuel consumption in metric tons (in thousands)	3,266	3,354		3,395	3,319	3,184
Fuel consumption in metric tons per ALBD	0.044	0.047		0.049	0.050	0.051
Fuel cost per metric ton consumed	$676	$710		$646	$489	$363
Currencies
U.S. dollar to €1	$1.32	$1.28		$1.40	$1.33	$1.39
U.S. dollar to £1	$1.56	$1.58		$1.60	$1.55	$1.56
U.S. dollar to Australian dollar	$0.98	$1.03		$1.03	$0.91	$0.77

	As of November 30,
	2013	2012	2011	2010	2009
	(dollars in millions)
Balance Sheet and Other Data
Total assets	$40,104	$39,161	$38,637	$37,490	$36,835
Total debt	$9,560	$8,902	$9,353	$9,364	$10,047
Total shareholders’ equity	$24,556	$23,929	$23,832	$23,031	$22,039
Total debt to capital (d)	28.0%	27.1%	28.2%	28.9%	31.3%

(a)	Non-GAAP net income and fully diluted earnings per share were computed as follows:

	As of November 30,
	2013	2012	2011	2010		2009
Net income – diluted
U.S. GAAP net income	$1,078	$1,298	$1,912	$1,978		$1,790
Losses (gains) on ship sales including impairments, net (i)	163	49	28	(44	)(ii)	-
Goodwill, trademark and other impairment charges (i)	27	173	-	-		-
Unrealized gains on fuel derivatives, net	(36)	(6)	(1)	-		-

Non-GAAP net income	$1,232	$1,514	$1,939	$1,934		$1,790

Weighted-average shares outstanding – diluted	777	779	789	805		804

Earnings per share – diluted
U.S. GAAP earnings per share	$1.39	$1.67	$2.42	$2.47		$2.24
Losses (gains) on ship sales including impairments, net (i)	0.21	0.06	0.04	(0.05	)(ii)	-
Goodwill, trademark and other impairment charges (i)	0.03	0.22	-	-		-
Unrealized gains on fuel derivatives, net	(0.05)	(0.01)	-	-		-

Non-GAAP earnings per share (i)	$1.58	$1.94	$2.46	$2.42	(ii)	$2.24

(i).	See “Key Performance Non-GAAP Financial Indicators” in the accompanying consolidated financial statements for further discussion of the losses (gains) on ship sales including impairments, net and goodwill, trademark and other impairment charges for the years ended November 30, 2013, 2012, and 2011.
(ii).	Represents the 2010 gain on the sale of P&O Cruises (UK)’s Artemis and, accordingly, we changed our previously reported non-GAAP earnings per share from $2.47 to $2.42 to exclude this gain on ship sale to be consistent with our treatment of these types of items in our 2013 non-GAAP earnings per share.
(b)	Includes a special dividend of $0.50 per share.
(c)	Net of $508 million of euro-denominated hull and machinery insurance proceeds received for the total loss of a ship.
(d)	Percentage of total debt to the sum of total debt and shareholders’ equity.

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

	Carnival Corporation		Carnival plc
	Per Share		Per Ordinary Share		Per ADS
	High	Low	High	Low	High	Low
2013
Fourth Quarter	$37.96	$31.44	£24.86	£20.22	$39.36	$32.33
Third Quarter	$38.04	$32.06	£26.12	£21.08	$39.74	$32.91
Second Quarter	$36.56	$32.51	£25.65	£20.17	$38.40	$33.32
First Quarter	$39.95	$34.37	£26.38	£23.44	$41.80	$36.05

2012
Fourth Quarter	$39.40	$34.41	£25.76	£21.24	$40.78	$33.82
Third Quarter	$35.61	$30.65	£23.21	£20.23	$35.99	$31.03
Second Quarter	$33.23	$29.22	£21.18	£18.31	$33.43	$28.88
First Quarter	$35.23	$29.15	£23.14	£16.00	$35.91	$28.87

As of January 22, 2014, there were 3,577 holders of record of Carnival Corporation common stock and 34,555 holders of record of Carnival plc ordinary shares and 98 holders of record of Carnival plc ADSs. The past performance of our share prices cannot be relied on as a guide to their future performance.

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

STOCK PERFORMANCE GRAPHS

Carnival Corporation

The following graph compares the Price Performance of $100 if invested in Carnival Corporation common stock with the Price Performance of $100 if invested in each of the Dow Jones U.S. Recreational Services Index (the “Dow Jones Recreational Index”), the FTSE 100 Index, the Morningstar Leisure/Lodging/Resorts and Casinos Blended Index (the “Morningstar Leisure Index”) and the S&P 500 Index. The Dow Jones Recreational Index was selected to replace the Dow Jones U.S. Travel and Leisure Index in the performance graph for 2013 because we are no longer a constituent of the Dow Jones U.S. Travel and Leisure Index, and we believe the Dow Jones Recreational Index’s components comprise a more appropriate comparison to Carnival Corporation. The Price Performance, as used in the Performance Graph, is calculated by assuming $100 is invested at the beginning of the period in Carnival Corporation common stock at a price equal to the market value. At the end of each year, the total value of the investment is computed by taking the number of shares owned, assuming Carnival Corporation dividends are reinvested, multiplied by the market price of the shares.

	Assumes $100 Invested on November 30, 2008 Assumes Dividends Reinvested Years Ended November 30,
	2008	2009	2010	2011	2012	2013

Carnival Corporation Common Stock	$100	$153	$199	$164	$197	$192
Dow Jones Recreational Index	$100	$161	$216	$186	$237	$273
FTSE 100 Index	$100	$135	$142	$149	$169	$203
Morningstar Leisure Index	$100	$175	$287	$272	$324	$475
S&P 500 Index	$100	$125	$138	$149	$173	$225

Carnival plc

The following graph compares the Price Performance of $100 invested in Carnival plc ADSs, each representing one ordinary share of Carnival plc, with the Price Performance of $100 invested in each of the indexes noted below. The Price Performance is calculated in the same manner as previously discussed.

	Assumes $100 Invested on November 30, 2008 Assumes Dividends Reinvested Years Ended November 30,
	2008	2009	2010	2011	2012	2013

Carnival plc ADS	$100	$160	$198	$169	$205	$193
Dow Jones Recreational Index	$100	$161	$216	$186	$237	$273
FTSE 100 Index	$100	$135	$142	$149	$169	$203
Morningstar Leisure Index	$100	$175	$287	$272	$324	$475
S&P 500 Index	$100	$125	$138	$149	$173	$225

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

Quarterly financial results for 2013 were as follows (in millions, except per share data):

	Quarters Ended
	February 28	May 31	August 31	November 30

Revenues	$3,593	$3,479	$4,726	$3,659
Operating income	$145	$152	$951	$104
Net income (a)	$37	$41	$934	$66
Earnings per share
Basic	$0.05	$0.05	$1.20	$0.09
Diluted	$0.05	$0.05	$1.20	$0.08
Non-GAAP net income (a)	$67	$57	$1,073	$35
Non-GAAP earnings per share – diluted (a)	$0.08	$0.07	$1.38	$0.04
Dividends declared per share	$0.25	$0.25	$0.25	$0.25

(a)	Non-GAAP net income and fully diluted earnings per share were computed as follows:

	Quarters Ended
	February 28	May 31		August 31	November 30
Net income – diluted
U.S. GAAP net income	$37	$41		$934	$66
Losses (gains) on ship sales including impairments, net	2	(15)		176	-
Trademark and other impairment charges	-	-		27	-
Unrealized losses (gains) on fuel derivatives, net	28	31		(64)	(31)

Non-GAAP net income	$67	$57		$1,073	$35

Weighted-average shares outstanding – diluted	778	777		777	777

Earnings per share – diluted
U.S. GAAP earnings per share	$0.05	$0.05		$1.20	$0.08
Losses (gains) on ship sales including impairments, net	-	(0.02	)(i)	0.23	-
Trademark and other impairment charges	-	-		0.03	-
Unrealized losses (gains) on fuel derivatives, net	0.03	0.04		(0.08)	(0.04)

Non-GAAP earnings per share	$0.08	$0.07	(i)	$1.38	$0.04

(i).	We changed our previously reported non-GAAP earnings per share for the quarter ended May 31, 2013 from $0.09 to $0.07 to exclude a gain on a ship sale to be consistent with our treatment of these types of items in our non-GAAP earnings per share.

Quarterly financial results for 2012 were as follows (in millions, except per share data):

	Quarters Ended
	February 29	May 31	August 31	November 30
Revenues	$3,582	$3,538	$4,684	$3,579
Operating (loss) income	$(82)	$253	$1,295	$176
Net (loss) income (a)	$(139)	$14	$1,330	$93
(Loss) earnings per share
Basic	$(0.18)	$0.02	$1.71	$0.12
Diluted	$(0.18)	$0.02	$1.71	$0.12
Non-GAAP net income (a)	$49	$159	$1,194	$111
Non-GAAP earnings per share – diluted (a)	$0.07	$0.20	$1.53	$0.14
Dividends declared per share	$0.25	$0.25	$0.25	$0.75	(b)

(a)	Non-GAAP net income and fully diluted earnings per share were computed as follows:

	Quarters Ended
	February 29	May 31	August 31	November 30
Net income – diluted
U.S. GAAP net (loss) income	$(139)	$14	$1,330	$93
Losses on ship sales including impairments, net	36	-	-	13
Goodwill and trademark impairment charges	173	-	-	-
Unrealized (gains) losses on fuel derivatives, net	(21)	145	(136)	5

Non-GAAP net income	$49	$159	$1,194	$111

Weighted-average shares outstanding – diluted	778	779	779	779

Earnings per share – diluted
U.S. GAAP (loss) earnings per share	$(0.18)	$0.02	$1.71	$0.12
Losses on ship sales including impairments, net (i)	0.05	-	-	0.01
Goodwill and trademark impairment charges	0.22	-	-	-
Unrealized (gains) losses on fuel derivatives, net	(0.02)	0.18	(0.18)	0.01

Non-GAAP earnings per share (i)	$0.07	$0.20	$1.53	$0.14

(i).	We changed our previously reported non-GAAP earnings per share for the quarters ended February 29, 2012 and November 30, 2012 from $0.02 to $0.07 and $0.13 to $0.14, respectively, to exclude losses on ship sales including impairments, net to be consistent with our treatment of these types of items in our 2013 non-GAAP earnings per share.
(b)	Includes a special dividend of $0.50 per share.