Form 10-K, Exhibit 13
period 2014-11-30
CARNIVAL CORP; CARNIVAL PLC
filed 2015-01-29
CIK 815097, 1125259

Exhibit 13
CARNIVAL CORPORATION & PLC
EXHIBIT 13 TO FORM 10-K
FOR THE YEAR ENDED NOVEMBER 30, 2014

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

	Years Ended November 30,
	2014	2013	2012
Revenues
Cruise
Passenger tickets	$11,889	$11,648	$11,658
Onboard and other	3,780	3,598	3,513
Tour and other	215	210	211
	15,884	15,456	15,382
Operating Costs and Expenses
Cruise
Commissions, transportation and other	2,299	2,303	2,292
Onboard and other	519	539	558
Fuel	2,033	2,208	2,381
Payroll and related	1,942	1,859	1,742
Food	1,005	983	960
Other ship operating	2,445	2,589	2,233
Tour and other	160	143	154
	10,403	10,624	10,320
Selling and administrative	2,054	1,879	1,720
Depreciation and amortization	1,635	1,588	1,527
Ibero goodwill and trademark impairment charges	—	13	173
	14,092	14,104	13,740
Operating Income	1,792	1,352	1,642
Nonoperating (Expense) Income
Interest income	8	11	10
Interest expense, net of capitalized interest	(288)	(319)	(336)
(Losses) gains on fuel derivatives, net	(271)	36	(7)
Other income (expense), net	4	(8)	(7)
	(547)	(280)	(340)
Income Before Income Taxes	1,245	1,072	1,302
Income Tax (Expense) Benefit, Net	(9)	6	(4)
Net Income	$1,236	$1,078	$1,298
Earnings Per Share
Basic	$1.59	$1.39	$1.67
Diluted	$1.59	$1.39	$1.67
Dividends Declared Per Share	$1.00	$1.00	$1.50
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	Years Ended November 30,
	2014	2013	2012
Net Income	$1,236	$1,078	$1,298
Items Included in Other Comprehensive (Loss) Income
Change in foreign currency translation adjustment	(746)	332	25
Other	(31)	36	(23)
Other Comprehensive (Loss) Income	(777)	368	2
Total Comprehensive Income	$459	$1,446	$1,300
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED BALANCE SHEETS
(in millions, except par values)

	November 30,
	2014	2013
ASSETS
Current Assets
Cash and cash equivalents	$331	$462
Trade and other receivables, net	332	405
Insurance recoverables	154	381
Inventories	364	374
Prepaid expenses and other	322	315
Total current assets	1,503	1,937
Property and Equipment, Net	32,773	32,905
Goodwill	3,127	3,210
Other Intangibles	1,270	1,292
Other Assets	859	760
	$39,532	$40,104
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	$666	$60
Current portion of long-term debt	1,059	1,408
Accounts payable	626	639
Claims reserve	262	456
Accrued liabilities and other	1,276	1,126
Customer deposits	3,032	3,031
Total current liabilities	6,921	6,720
Long-Term Debt	7,363	8,092
Other Long-Term Liabilities	960	736
Commitments and Contingencies
Shareholders’ Equity
Common stock of Carnival Corporation, $0.01 par value; 1,960 shares authorized; 652 shares at 2014 and 651 shares at 2013 issued	7	7
Ordinary shares of Carnival plc, $1.66 par value; 216 shares at 2014 and 2013 issued	358	358
Additional paid-in capital	8,384	8,325
Retained earnings	19,242	18,782
Accumulated other comprehensive (loss) income	(616)	161
Treasury stock, 59 shares at 2014 and 2013 of Carnival Corporation and 32 shares at 2014 and 2013 of Carnival plc, at cost	(3,087)	(3,077)
Total shareholders’ equity	24,288	24,556
	$39,532	$40,104
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended November 30,
	2014	2013	2012
OPERATING ACTIVITIES
Net income	$1,236	$1,078	$1,298
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,635	1,588	1,527
Losses on ship sales and ship impairments, net	2	163	49
Goodwill, trademark and other impairment charges	—	27	173
Share-based compensation	52	42	39
Losses (gains) on fuel derivatives, net	271	(36)	7
Other, net	35	35	12
Changes in operating assets and liabilities
Receivables	75	(128)	(15)
Inventories	1	19	(16)
Insurance recoverables, prepaid expenses and other	401	402	148
Accounts payable	9	79	(24)
Claims reserves and accrued and other liabilities	(379)	(330)	(192)
Customer deposits	92	(105)	(7)
Net cash provided by operating activities	3,430	2,834	2,999
INVESTING ACTIVITIES
Additions to property and equipment	(2,583)	(2,149)	(2,332)
Proceeds from sale of ships	42	70	46
Insurance proceeds for a ship	—	—	508
Other, net	34	23	6
Net cash used in investing activities	(2,507)	(2,056)	(1,772)
FINANCING ACTIVITIES
Proceeds from (repayments of) short-term borrowings, net	617	4	(224)
Principal repayments of long-term debt	(2,466)	(2,212)	(1,052)
Proceeds from issuance of long-term debt	1,626	2,687	946
Dividends paid	(776)	(1,164)	(779)
Purchases of treasury stock	—	(138)	(90)
Sales of treasury stock	—	35	—
Other, net	(29)	8	9
Net cash used in financing activities	(1,028)	(780)	(1,190)
Effect of exchange rate changes on cash and cash equivalents	(26)	(1)	(22)
Net (decrease) increase in cash and cash equivalents	(131)	(3)	15
Cash and cash equivalents at beginning of year	462	465	450
Cash and cash equivalents at end of year	$331	$462	$465
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in millions)

	Common stock	Ordinary shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Treasury stock	Total shareholders’ equity
Balances at November 30, 2011	$6	$357	$8,180	$18,349	$(209)	$(2,851)	$23,832
Net income	—	—	—	1,298	—	—	1,298
Other comprehensive income	—	—	—	—	2	—	2
Cash dividends declared	—	—	—	(1,168)	—	—	(1,168)
Purchases of treasury stock under the Repurchase Program and other	—	—	72	—	—	(107)	(35)
Balances at November 30, 2012	6	357	8,252	18,479	(207)	(2,958)	23,929
Net income	—	—	—	1,078	—	—	1,078
Other comprehensive income	—	—	—	—	368	—	368
Cash dividends declared	—	—	—	(775)	—	—	(775)
Purchases and sales under the Stock Swap program	—	—	10	—	—	(9)	1
Purchases of treasury stock under the Repurchase Program and other	1	1	63	—	—	(110)	(45)
Balances at November 30, 2013	7	358	8,325	18,782	161	(3,077)	24,556
Net income	—	—	—	1,236	—	—	1,236
Other comprehensive loss	—	—	—	—	(777)	—	(777)
Cash dividends declared	—	—	—	(777)	—	—	(777)
Other	—	—	59	1	—	(10)	50
Balances at November 30, 2014	$7	$358	$8,384	$19,242	$(616)	$(3,087)	$24,288
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – General
Description of Business
Carnival Corporation is incorporated in Panama and Carnival plc is incorporated in England and Wales. Carnival Corporation and Carnival plc operate a dual listed company (“DLC”), whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and through provisions in Carnival Corporation’s Articles of Incorporation and By-Laws and Carnival plc’s Articles of Association. The two companies operate as if they are a single economic enterprise, but each has retained its separate legal identity. Each company’s shares are publicly traded; on the New York Stock Exchange (“NYSE”) for Carnival Corporation and the London Stock Exchange for Carnival plc. In addition, Carnival plc American Depository Shares are traded on the NYSE (see Note 3).
The consolidated financial statements include the accounts of Carnival Corporation and Carnival plc and their respective subsidiaries. Together with their consolidated subsidiaries, they are referred to collectively in these consolidated financial statements and elsewhere in this 2014 Annual Report as “Carnival Corporation & plc,” “our,” “us” and “we.”
We are the largest cruise company and among the largest leisure travel companies in the world. Each of our nine leading global, regional and national brands is an operating segment that we aggregate into either the (1) North America or (2) Europe, Australia & Asia (“EAA”) reportable cruise segments (see Note 11). As of January 22, 2015, our cruise brands’ summary information is as follows:

Cruise Brands	Passenger Capacity (a)	Percentage of Total Capacity	Number of Cruise Ships
North America
Carnival Cruise Line	62,366	29%	24
Princess Cruises (“Princess”)	44,090	21	18
Holland America Line	23,540	11	15
Seabourn	1,782	1	5
North America Cruise Brands	131,778	62	62
EAA
Costa Cruises (“Costa”)	35,828	17	15
AIDA Cruises (“AIDA”)	18,656	9	10
P&O Cruises (UK)	14,736	7	7
Cunard	6,694	3	3
P&O Cruises (Australia)	4,804	2	3
EAA Cruise Brands	80,718	38	38
	212,496	100%	100

(a)	In accordance with cruise industry practice, passenger capacity is calculated based on the assumption of two passengers per cabin even though some cabins can accommodate three or more passengers.

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

Preparation of Financial Statements
The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosed in our financial statements. Actual results may differ from the estimates used in preparing our consolidated financial statements. All significant intercompany balances and transactions are eliminated in consolidation. Certain prior period amounts have been reclassified in the Consolidated Balance Sheets and the Consolidated Statements of Cash Flows to conform to the current period presentation. The reclassifications in the Consolidated Statements of Cash Flows had no impact on net cash provided by operating activities and net cash used in investing and financing activities.
Cash and Cash Equivalents
Cash and cash equivalents include investments with maturities of three months or less at acquisition, which are stated at cost. At November 30, 2014 and 2013, cash and cash equivalents are comprised of cash on hand, money market funds and time deposits.
Inventories
Inventories consist substantially of food and beverages, hotel and restaurant products and supplies, fuel and gift shop merchandise held for resale, which are all carried at the lower of cost or market. Cost is determined using the weighted-average or first-in, first-out methods.
Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization were computed using the straight-line method over our estimates of useful lives and residual values, as a percentage of original cost, as follows:

	Years	Residual Values
Ships	30	15%
Ship improvements	Shorter of remaining ship life or useful life (3-28)	0%
Buildings and improvements	10-35	0% or 10%
Computer hardware and software	3-10	0% or 10%
Transportation equipment and other	3-20	0% or 10%
Leasehold improvements, including port facilities	Shorter of lease term or related asset life (3-30)	—
The cruise industry is very capital intensive, and at January 22, 2015, we operated 100 cruise ships. Therefore, we have a capital program that we develop for the improvement of our ships and for asset replacements in order to enhance the effectiveness and efficiency of our operations; comply with, or exceed all relevant legal and statutory requirements related to health, environment, safety, security and sustainability; and gain strategic benefits or provide newer improved product innovations to our guests.
Ship improvement costs that we believe add value to our ships, such as those discussed above, are capitalized to the ships and depreciated over the shorter of their or the ships’ estimated remaining useful life, while costs of repairs and maintenance, including minor improvement costs and dry-dock expenses, are charged to expense as incurred and included in other ship operating expenses. Dry-dock costs primarily represent planned major maintenance activities that are incurred when a ship is taken out-of-service for scheduled maintenance. We capitalize interest as part of the cost of acquiring ships and other capital projects during their construction period. The specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written-off upon retirement, which may result in a loss on disposal that is also included in other ship operating expenses.
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
A significant amount of judgment is also required in estimating the fair values of our cruise brands and trademarks.
Revenue and Expense Recognition
Guest cruise deposits represent unearned revenues and are initially included in customer deposit liabilities when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities, and all associated direct costs and expenses of a voyage are recognized as cruise costs and expenses, upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. The impact of recognizing these shorter duration cruise revenues and costs and expenses on a completed voyage basis versus on a pro rata basis is not significant. Future travel discount vouchers issued to guests are included as a reduction of cruise passenger ticket revenues when such vouchers are utilized. Guest cancellation fees are recognized in cruise passenger ticket revenues at the time of the cancellation.
Our sale to guests of air and other transportation to and from airports near the home ports of our ships and the related cost of purchasing these services are included in cruise passenger ticket revenues and cruise transportation costs, respectively. The proceeds that we collect from the sales of third-party shore excursions and on behalf of our onboard concessionaires, net of the amounts remitted to them, are included in onboard and other cruise revenues as concession revenues. All of these amounts are recognized on a completed voyage or pro rata basis as discussed above.
Cruise passenger ticket revenues include fees, taxes and charges collected by us from our guests. A portion of these fees, taxes and charges vary with guest head counts and are directly imposed on a revenue-producing arrangement. This portion of the fees, taxes and charges is expensed in commissions, transportation and other costs when the corresponding revenues are recognized. These fees, taxes and charges included in passenger ticket revenues and commissions, transportation and other costs were $532 million, $517 million and $477 million in 2014, 2013 and 2012, respectively. The remaining portion of fees, taxes and charges are also included in cruise passenger ticket revenues but are expensed in other ship operating expenses when the corresponding revenues are recognized.
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

Insurance
We maintain insurance to cover a number of risks including illness and injury to crew, guest injuries, pollution, other third-party claims in connection with our cruise activities, damages to hull and machinery for each of our ships, war risks, workers’ compensation, employee health, directors and officers liability, property damages and general liabilities for third-party claims. We recognize insurance recoverables from third-party insurers for incurred expenses at the time the recovery is probable and upon realization for amounts in excess of incurred expenses. All of our insurance policies are subject to coverage limits, exclusions and deductible levels. The liabilities associated with crew illnesses and crew and guest injury claims, including all legal costs, are estimated based on the specific merits of the individual claims or actuarially estimated based on historical claims experience, loss development factors and other assumptions. While we believe our estimated accrued claims reserves are adequate, the ultimate losses will differ.
At November 30, 2014 and 2013, substantially all of our aggregated short-term and long-term insurance recoverables are for crew, guest and other third-party claims related to the January 2012 ship incident. At November 30, 2014 and 2013, the majority of our aggregated short-term and long-term claims reserves also relate to this January 2012 ship incident. At November 30, 2014 and 2013, our long-term insurance recoverables and long-term claims reserve are included in other assets and other long-term liabilities, respectively, and are not material.
Selling and Administrative Expenses
Selling expenses include a broad range of advertising, such as marketing and promotional expenses. Advertising is charged to expense as incurred, except for media production costs. Brochures and media production costs are recorded as prepaid expenses and charged to expense as consumed or upon the first airing of the advertisement, respectively. Advertising expenses totaled $623 million, $588 million and $527 million in 2014, 2013 and 2012, respectively. Administrative expenses represent the costs of our shoreside ship support, reservations and other administrative functions, and includes salaries and related benefits, professional fees and occupancy costs, which are typically expensed as incurred.
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
We execute transactions in a number of different currencies, principally the U.S. dollar, euro, sterling and Australian dollar. Exchange rate gains and losses arising from changes in foreign currency exchange rates between the time an expense is recorded and when it is settled as well as the remeasurement of monetary assets and liabilities, all denominated in a currency other than the functional currency of the entity involved, are recognized currently in nonoperating earnings, unless such monetary liabilities have been designated to act as hedges of net investments in our foreign operations. The net gains or losses resulting from these "nonoperating foreign currency transactions" were insignificant in 2014, 2013 and 2012. In addition, the unrealized gains or losses on our long-term intercompany receivables denominated in a non-functional currency, which are not expected to be repaid in the foreseeable future and are therefore considered to form part of our net investments, are recorded as foreign currency translation adjustments, which are included as a component of AOCI.
Share-Based Compensation
We recognize compensation expense for all share-based compensation awards using the fair value method. For time-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period or to the retirement eligibility date, if less than the vesting period, when vesting is not contingent upon any future performance. For performance-based share awards, we generally recognize compensation cost ratably using the straight-line attribution method over the expected vesting period based on the probability of the performance condition being achieved. If all or a portion of the performance condition is not expected to be met, the appropriate amount of previously recognized compensation expense will be reversed and future compensation expense will be adjusted accordingly. For market-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period. If the target market conditions are not expected to be met, compensation expense will still be recognized. In addition, we estimate the amount of expected forfeitures based on historical forfeiture experience when calculating compensation cost. If the actual forfeitures that occur are significantly different from the estimate, then we revise our estimates.

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

NOTE 4 – Property and Equipment
Property and equipment consisted of the following (in millions):

	November 30,
	2014		2013
Ships, including ship improvements	$42,886		$42,367
Ships under construction	533		535
	43,419		42,902
Land, buildings and improvements, including leasehold improvements and port facilities	1,088		971
Computer hardware and software, transportation equipment and other	1,322		1,251
Total property and equipment	45,829		45,124
Less accumulated depreciation and amortization	(13,056)		(12,219)
	$32,773	(a)	$32,905	(a)

(a)
At November 30, 2014 and 2013, the net carrying values of ships and ships under construction for our North America, EAA, Cruise Support and Tour and Other segments were $18.6 billion, $12.6 billion, $0.3 billion and $0.1 billion and $18.3 billion, $13.2 billion, $0.3 billion and $0.1 billion, respectively.

Ships under construction include progress payments for the construction of new ships, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. Capitalized interest, substantially all included in our ships under construction, amounted to $21 million, $15 million and $17 million in 2014, 2013 and 2012, respectively.
Repairs and maintenance expenses, including minor improvement costs and dry-dock expenses, were $918 million, $954 million and $832 million in 2014, 2013 and 2012, respectively, and are substantially all included in other ship operating expenses.
During 2012, we wrote-off the net carrying value of a ship related to the January 2012 ship incident and received €395 million (or $508 million) of hull and machinery insurance proceeds for the total loss of the ship. As a result, in 2012 we recognized €14 million (or $17 million) of proceeds in excess of the net carrying value of the ship as a reduction of other ship operating expenses. In addition, during 2012 we incurred $28 million of January 2012 ship incident-related expenses, that were not covered by insurance and are principally included in other ship operating expenses. See Note 7 for a discussion of loss contingencies related to the January 2012 ship incident.
See Note 10 for a discussion regarding ship sales and impairments.

NOTE 5 – Unsecured Debt
Long-term debt and short-term borrowings consisted of the following (in millions):

	November 30, 2014		November 30,
	Interest Rates	Maturities Through	2014 (a)	2013 (a)
Long-Term Debt
Export Credit Facilities
Fixed rate (b)	4.2% to 5.5%	2020	$1,358	$1,684
Euro fixed rate (b)	3.8% to 4.5%	2025	340	408
Floating rate (c)	1.4% to 1.6%	2026	1,031	1,196
Euro floating rate (b) (d)	0.3% to 1.2%	2026	1,909	1,742
Bank Loans
Fixed rate (b) (e)	—	—	—	650
Euro fixed rate (b)	3.9%	2021	221	276
Floating rate (b) (e) (f)	0.7% to 1.2%	2019	800	850
Euro floating rate (b) (g)	0.7%	2015	249	138
Private Placement Notes
Fixed rate	5.9% to 6.0%	2016	116	116
Euro fixed rate (b)	6.9% to 7.3%	2018	153	194
Publicly-Traded Notes
Fixed rate	1.2% to 7.1%	2028	2,219	2,219
Other	3.8% to 7.3%	2030	26	27
Short-Term Borrowings
Euro bank loans (h)	1.3%	2015	13	60
U.S. dollar-denominated commercial paper (h)	0.4%	2015	653	—
Total Debt			9,088	9,560
Less short-term borrowings			(666)	(60)
Less current portion of long-term debt			(1,059)	(1,408)
Total Long-term Debt			$7,363	$8,092

(a)
The debt table does not include the impact of our foreign currency and interest rate swaps. At November 30, 2014, 67% and 33% (69% and 31% at November 30, 2013) of our debt was U.S. dollar and euro-denominated, respectively, including the effect of foreign currency swaps. At November 30, 2014, 52% and 48% (59% and 41% at November 30, 2013) of our debt bore fixed and floating interest rates, respectively, including the effect of interest rate swaps. Substantially all of our fixed rate debt can only be called or prepaid by incurring additional costs. In addition, substantially all of our debt agreements, including our main revolving credit facility, contain one or more financial covenants that require us, among other things, to maintain minimum debt service coverage and minimum shareholders’ equity and to limit our debt to capital and debt to equity ratios and the amounts of our secured assets and secured and other indebtedness. Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables (see Note 10) could become due, and all debt and derivative contracts could be terminated. At November 30, 2014, we believe we were in compliance with all of our debt covenants.

(b)
Includes $2.4 billion of debt whose interest rates, and in the case of our main revolver its commitment fees, would increase upon a downgrade in the long-term senior unsecured credit ratings of Carnival Corporation or Carnival plc.

(c)
In 2014, we repaid an aggregate of $590 million outstanding under two export credit facilities prior to their maturities through May 2024. In addition, in 2014 we borrowed $554 million under an export credit facility, the proceeds of which were used to pay for a portion of Regal Princess’ purchase price and is due in semi-annual installments through May 2026.

(d)
In 2014, we borrowed $498 million under a euro-denominated export credit facility, the proceeds of which were used to pay for a portion of Costa Diadema's purchase price and is due in semi-annual installments through October 2026.

(e)
In 2014, we restructured two floating rate bank loan facilities that had an aggregate outstanding balance of $250 million and were previously due through 2016. The restructuring converted the terms into perpetual one-year maturities and added a $150 million tranche, which was used to repay a portion of a $500 million fixed rate bank loan in 2014 prior to its 2015 maturity date. We can terminate this facility at any time upon three days notice, and the bank can terminate the facility at any time upon one-year’s notice.

(f)	In 2014, we borrowed $150 million under a floating rate bank loan, which is due in September 2019. We used the net proceeds of this loan for general corporate purposes.

(g)
In 2014, we borrowed $275 million under a euro-denominated floating rate revolving bank loan facility, the proceeds of which were used for general corporate purposes. This facility has a perpetual term although we can terminate it at any time, and the bank can terminate the facility at any time upon nine months notice.

(h)	The interest rate associated with our short-term borrowings represents an aggregate-weighted average interest rate.
At November 30, 2014, the scheduled annual maturities of our debt were as follows (in millions):

	Fiscal
	2015	2016	2017	2018	2019	Thereafter	Total
Short-term borrowings	$666						$666
Long-term debt	$1,059	$1,785	$634	$1,302	$685	$2,957	$8,422
	$1,725	$1,785	$634	$1,302	$685	$2,957	$9,088
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
At January 22, 2015, our committed ship financings are as follows:

Cruise Brands and Ships	Fiscal Year Scheduled for Funding	Amount
		(in millions)
North America
Carnival Cruise Line
Carnival Vista	2016	$483
Holland America Line
Koningsdam	2016	379
Seabourn
Newbuild (a)	2016	204
North America Cruise Brands		1,066
EAA
AIDA
AIDAprima (a)	2015	393
Newbuild (a)	2016	393
P&O Cruises (UK)
Britannia (a)	2015	480
EAA Cruise Brands		1,266
		$2,332
(a) Commitments are euro-denominated.

Revolving Credit Facilities
In June 2014, Carnival Corporation, Carnival plc and certain of Carnival plc’s subsidiaries amended and replaced their existing five-year multi-currency revolving credit facility of $2.5 billion (comprised of $1.6 billion, €450 million and £150 million) with a new five-year multi-currency revolving credit facility (the “Facility”). This Facility of $2.6 billion (comprised of $1.7 billion, €500 million and £150 million) at November 30, 2014 expires in June 2019, and we have options to extend this Facility through June 2021 subject to the approval of each bank. The Facility currently bears interest at LIBOR/EURIBOR plus a margin of 40 basis points (“bps”). The margin varies based on changes to Carnival Corporation’s and Carnival plc’s long-term senior unsecured credit ratings. We are required to pay a commitment fee of 35% of the margin per annum on any undrawn portion. We will also incur an additional utilization fee of 10 bps, 20 bps or 40 bps if equal to or less than one-third, more than one-third or more than two-thirds of the Facility, respectively, is drawn on the total amount outstanding.
At November 30, 2014, we have two other undrawn revolving credit facilities for $300 million and $75 million that expire in 2020 and 2015, respectively, and provide us with additional liquidity. At November 30, 2014, $2.9 billion was available under all of our revolving credit facilities.
NOTE 6 – Commitments
Ship Commitments
At November 30, 2014, as adjusted for our new ship orders through January 22, 2015, we had ten ships under contract for construction with an aggregate passenger capacity of more than 28,200 lower berths. The estimated total cost of these ships is $6.2 billion, which includes the contract prices with the shipyards, design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. We have paid $0.5 billion through November 30, 2014 and anticipate paying $1.6 billion, $1.9 billion, $0.8 billion and $1.4 billion of the remaining estimated total costs in 2015, 2016, 2017 and 2018, respectively.
Operating Leases, Port Facilities and Other Commitments
Rent expense under our operating leases, principally for office and warehouse space, was $63 million, $61 million and $57 million in 2014, 2013 and 2012, respectively.
At November 30, 2014, minimum amounts payable for our operating leases, with initial or remaining terms in excess of one year, and for the annual usage of port facilities and other contractual commitments with remaining terms in excess of one year, were as follows (in millions):

	Fiscal
	2015	2016	2017	2018	2019	Thereafter	Total
Operating leases	$56	$45	$30	$25	$24	$147	$327
Port facilities and other	231	188	141	110	70	600	1,340
	$287	$233	$171	$135	$94	$747	$1,667
NOTE 7 – Contingencies
Litigation
As a result of the January 2012 ship incident, litigation claims, enforcement actions, regulatory actions and investigations, including, but not limited to, those arising from personal injury, loss of life, loss of or damage to personal property, business interruption losses or environmental damage to any affected coastal waters and the surrounding areas, have been and may be asserted or brought against various parties, including us. The existing assertions are ongoing and there are significant jurisdictional uncertainties. The ultimate outcome of these matters cannot be determined at this time. However, we do not expect these matters to have a significant impact on our results of operations because we have insurance coverage for these types of third-party claims.
The UK Maritime & Coastguard Agency and the U.S. Department of Justice are investigating allegations that Caribbean Princess breached international pollution laws. We are cooperating with the investigations, including conducting our own internal investigation into the matter. The ultimate outcome of this matter cannot be determined at this time. However, we do not expect it to have a significant impact on our results of operations.
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
Contingent Obligations – Lease Out and Lease Back Type (“LILO”) Transactions
At November 30, 2014, Carnival Corporation had estimated contingent obligations totaling $397 million, excluding termination payments as discussed below, to participants in LILO transactions for two of its ships. At the inception of these leases, the aggregate of the net present value of these obligations was paid by Carnival Corporation to a group of major financial institutions, who agreed to act as payment undertakers and directly pay these obligations. As a result, these contingent obligations are considered extinguished and neither the funds nor the contingent obligations have been included in our Consolidated Balance Sheets.
In the event that Carnival Corporation were to default on its contingent obligations and assuming performance by all other participants, we estimate that it would, as of November 30, 2014, be responsible for a termination payment of $31 million. In 2017, Carnival Corporation has the right to exercise options that would terminate these LILO transactions at no cost to it.
If the credit rating of one of the financial institutions who is directly paying the contingent obligations falls below AA-, or below A- for the other financial institution, then Carnival Corporation will be required to replace the applicable financial institution with another financial institution whose credit rating is at least AA or meets other specified credit requirements.  In such circumstances, it would incur additional costs, although we estimate that they would not be material to our consolidated financial statements. The financial institution payment undertaker subject to the AA- credit rating threshold has a credit rating of AA, and the financial institution subject to the A- credit rating threshold has a credit rating of A+.  If Carnival Corporation's credit rating, which is BBB+, falls below BBB, it will be required to provide a standby letter of credit for $36 million, or, alternatively, provide mortgages for this aggregate amount on these two ships.

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
NOTE 8 – Taxation
A summary of our principal taxes and exemptions in the jurisdictions where our significant operations are located is as follows:
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
Regulations under Section 883 list items that the Internal Revenue Service (“IRS”) does not consider to be incidental to ship operations. Among the items identified as not incidental are income from the sale of air transportation, transfers, shore excursions and pre- and post-cruise land packages to the extent earned from sources within the U.S.
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
UK and Australian Income Tax
Cunard, P&O Cruises (UK) and P&O Cruises (Australia) are divisions of Carnival plc and have elected to enter the UK tonnage tax on a rolling 10-year term and, accordingly, reapply every year. Companies to which the tonnage tax regime applies pay corporation taxes on profits calculated by reference to the net tonnage of qualifying ships. UK corporation tax is not chargeable under the normal UK tax rules on these brands’ relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and from shipping related activities.
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
P&O Cruises (Australia) and all of the other cruise ships operated internationally by Carnival plc for the cruise segment of the Australian vacation market are exempt from Australian corporation tax by virtue of the UK/Australian income tax treaty.
Italian and German Income Tax
In early 2015, Costa and AIDA will reelect to enter the Italian tonnage tax regime through 2024 and can reapply for an additional ten-year period beginning in early 2025. Companies to which the tonnage tax regime applies pay corporation taxes on shipping profits calculated by reference to the net tonnage of qualifying ships.
Most of Costa’s and AIDA’s earnings not considered to be shipping profits for Italian tonnage tax purposes will be taxed at an effective tax rate of 5.5% under the Italian International shipping tax regime since all of their ships are Italian registered.
Substantially all of AIDA’s earnings are exempt from Italian and German corporation tax by virtue of the Italy/Germany income tax treaty.
Income and Other Taxes in Asian Countries
Substantially all of our brands’ income from their international operation in Asian countries is exempt from local corporation tax by virtue of relevant income tax treaties.
Other
We recognize income tax benefits for uncertain tax positions, based solely on their technical merits, when it is more likely than not to be sustained upon examination by the relevant tax authority. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution. All interest expense related to income tax liabilities is included in income tax expense. Based on all known facts and circumstances and current tax law, we believe that the total amount of our uncertain income tax position liabilities and related accrued interest are not significant to our financial position.

We do not expect to incur income taxes on future distributions of undistributed earnings of foreign subsidiaries and, accordingly, no deferred income taxes have been provided for the distribution of these earnings. In addition to or in place of income taxes, virtually all jurisdictions where our ships call impose taxes, fees and other charges based on guest counts, ship tonnage, passenger capacity or some other measure, and these taxes, fees and other charges are included in commissions, transportation and other costs and other ship operating expenses.
NOTE 9 – Shareholders’ Equity
Carnival Corporation’s Articles of Incorporation authorize its Board of Directors, at its discretion, to issue up to 40 million shares of preferred stock. At November 30, 2014 and 2013, no Carnival Corporation preferred stock had been issued and only a nominal amount of Carnival plc preference shares had been issued. Our Boards of Directors have authorized, subject to certain restrictions, the repurchase of up to an aggregate of $1 billion of Carnival Corporation common stock and/or Carnival plc ordinary shares (the “Repurchase Program”). The Repurchase Program does not have an expiration date and may be discontinued by our Boards of Directors at any time.
During 2014, there were no repurchases of Carnival Corporation common stock under the Repurchase Program. In 2013 and 2012, we repurchased 2.8 million and 2.6 million shares of Carnival Corporation common stock for $103 million and $90 million, respectively, under the Repurchase Program. During 2014, 2013 and 2012, there were no repurchases of Carnival plc ordinary shares under the Repurchase Program. Since March 2013, the remaining availability under the Repurchase Program has been $975 million.
In addition to the Repurchase Program, the Boards of Directors authorized, in October 2008, the repurchase of up to 19.2 million Carnival plc ordinary shares and, in January 2013, the repurchase of up to 32.8 million shares of Carnival Corporation common stock under the Stock Swap programs described below. Depending on market conditions and other factors, we may repurchase shares of Carnival Corporation common stock and/or Carnival plc ordinary shares under the Repurchase Program and the Stock Swap programs concurrently. We use the Stock Swap programs in situations where we can obtain an economic benefit because either Carnival Corporation common stock or Carnival plc ordinary shares are trading at a price that is at a premium or discount to the price of Carnival plc ordinary shares or Carnival Corporation common stock, as the case may be. Any realized economic benefit under the Stock Swap programs is used for general corporate purposes, which could include repurchasing additional stock under the Repurchase Program. Carnival plc ordinary share repurchases under both the Repurchase Program and the Stock Swap programs require annual shareholder approval. The existing shareholder approval is limited to a maximum of 21.5 million ordinary shares and is valid until the earlier of the conclusion of the Carnival plc 2015 annual general meeting or October 16, 2015. At January 22, 2015, the remaining availability under the Stock Swap programs was 18.1 million Carnival plc ordinary shares and 32.0 million shares of Carnival Corporation common stock.
During 2014 and 2012, no Carnival Corporation common stock or Carnival plc ordinary shares were sold or repurchased under the Stock Swap programs. During 2013, Carnival Investments Limited, a wholly owned subsidiary of Carnival Corporation, sold 0.9 million of Carnival plc ordinary shares for net proceeds of $35 million. Substantially all of the net proceeds from these sales were used to repurchase 0.9 million shares of Carnival Corporation common stock. Pursuant to our Stock Swap programs, Carnival Corporation sold these Carnival plc ordinary shares owned by Carnival Investments Limited only to the extent it was able to repurchase shares of Carnival Corporation common stock in the U.S. market on at least an equivalent basis. During 2013, no Carnival Corporation common stock was sold or Carnival plc ordinary shares were repurchased under the Stock Swap programs.
At November 30, 2014, there were 15.9 million shares of Carnival Corporation common stock reserved for issuance under its employee benefit and dividend reinvestment plans. At November 30, 2014, there were 8.4 million ordinary shares of Carnival plc authorized for future issuance under its employee benefit plans.
On November 15, 2012, our Boards of Directors declared a special dividend to holders of Carnival Corporation common stock and Carnival plc ordinary shares of $0.50 per share, or $0.4 billion, which was paid in December 2012. The special dividend was in addition to our $0.25 per share regular 2012 quarterly dividend.
Accumulated other comprehensive (loss) income was as follows (in millions):

	November 30,
	2014	2013
Cumulative foreign currency translation adjustments, net	$(512)	$234
Unrecognized pension expenses	(90)	(97)
Unrealized losses on marketable securities	(5)	(7)
Net (losses) gains on cash flow derivative hedges	(9)	31
	$(616)	$161
During 2014, $18 million of unrecognized pension expenses were reclassified out of accumulated other comprehensive (loss) income, of which $12 million and $6 million were included in payroll and related expenses and selling and administrative expenses, respectively.

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
The fair value measurement of a financial asset or financial liability must reflect the nonperformance risk of the counterparty and us. Therefore, the impact of our counterparty’s creditworthiness was considered when in an asset position, and our creditworthiness was considered when in a liability position in the fair value measurement of our financial instruments. Creditworthiness did not have a significant impact on the fair values of our financial instruments at November 30, 2014 and 2013. Both the counterparties and we are expected to continue to perform under the contractual terms of the instruments. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, certain estimates of fair value presented herein are not necessarily indicative of the amounts that could be realized in a current or future market exchange.

Financial Instruments that are Not Measured at Fair Value on a Recurring Basis
The estimated carrying and fair values and basis of valuation of our financial instrument assets and liabilities that are not measured at fair value on a recurring basis were as follows (in millions):

	November 30, 2014				November 30, 2013
	Carrying Value	Fair Value			Carrying Value	Fair Value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Assets
Cash and cash equivalents (a)	$240	$240	$—	$—	$349	$349	$—	$—
Restricted cash (b)	11	11	—	—	—	—	—	—
Long-term other assets (c)	156	1	103	49	110	1	58	50
Total	$407	$252	$103	$49	$459	$350	$58	$50
Liabilities
Fixed rate debt (d)	$4,433	$—	$4,743	$—	$5,574	$—	$5,941	$—
Floating rate debt (d)	4,655	—	4,562	—	3,986	—	3,997	—
Total	$9,088	$—	$9,305	$—	$9,560	$—	$9,938	$—

(a)	Cash and cash equivalents are comprised of cash on hand, and at November 30, 2013 also include time deposits. Due to their short maturities, the carrying values approximate their fair values.

(b)	Restricted cash is comprised of a money market deposit account.

(c)
At November 30, 2014 and 2013, long-term other assets were substantially all comprised of notes and other receivables. The fair values of our Level 1 and Level 2 notes and other receivables were based on estimated future cash flows discounted at appropriate market interest rates. The fair values of our Level 3 notes receivable were estimated using risk-adjusted discount rates.

(d)
Debt does not include the impact of interest rate swaps. The net difference between the fair value of our fixed rate debt and its carrying value was due to the market interest rates in existence at November 30, 2014 and 2013 being lower than the fixed interest rates on these debt obligations, including the impact of any changes in our credit ratings. At November 30, 2014 and 2013, the net difference between the fair value of our floating rate debt and its carrying value was due to the market interest rates in existence at November 30, 2014 and 2013 being slightly higher and slightly lower, respectively, than the floating interest rates on these debt obligations, including the impact of any changes in our credit ratings. The fair values of our publicly-traded notes were based on their unadjusted quoted market prices in markets that are not sufficiently active to be Level 1 and, accordingly, are considered Level 2. The fair values of our other debt were estimated based on appropriate market interest rates being applied to this debt.

Financial Instruments that are Measured at Fair Value on a Recurring Basis
The estimated fair value and basis of valuation of our financial instrument assets and liabilities that are measured at fair value on a recurring basis were as follows (in millions):

	November 30, 2014			November 30, 2013
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Cash equivalents (a)	$91	$—	$—	$113	$—	$—
Restricted cash (b)	19	—	—	28	—	—
Marketable securities held in rabbi trusts (c)	113	9	—	113	10	—
Derivative financial instruments (d)	—	14	—	—	60	—
Long-term other asset (e)	—	—	20	—	—	17
Total	$223	$23	$20	$254	$70	$17
Liabilities
Derivative financial instruments (d)	$—	$278	$—	$—	$31	$—
Total	$—	$278	$—	$—	$31	$—

(a)	Cash equivalents are comprised of money market funds.

(b)	The majority of restricted cash is comprised of money market funds.

(c)
At November 30, 2014 and 2013, marketable securities held in rabbi trusts were comprised of Level 1 bonds, frequently-priced mutual funds invested in common stocks, money market funds and Level 2 other investments. Their use is restricted to funding certain deferred compensation and non-qualified U.S. pension plans.

(d)	See “Derivative Instruments and Hedging Activities” section below for detailed information regarding our derivative financial instruments.

(e)
Long-term other asset is comprised of an auction-rate security. The fair value was based on a broker quote in an inactive market, which is considered a Level 3 input. During 2014, there were no purchases or sales pertaining to this auction-rate security and, accordingly, the change in its fair value was based solely on the strengthening of the underlying credit.

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
Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis
Sales and Impairments of Ships

In November 2014, we sold the 672-passenger capacity Ocean Princess for a total gain of $24 million, of which $14 million was recognized in the fourth quarter of 2014 as a reduction in other ship operating expenses. We provided $66 million of financing to the buyer, which is due in semi-annual installments through November 2019. Prior to the ship’s delivery in March 2016, we will continue to operate it under a bareboat charter agreement. As a result of the sale-leaseback accounting for this transaction, the remaining gain of $10 million will be recognized as a reduction in other ship operating expenses over the term of the bareboat charter agreement through March 2016.

In November 2014, we entered into a bareboat charter/sale agreement under which the 1,440-passenger capacity Grand Holiday was chartered to an unrelated entity in January 2015 through March 2025. Under this agreement, ownership of Grand Holiday will be transferred to the buyer in March 2025. This transaction did not meet the criteria to qualify as a sales-type lease and, accordingly, it will be accounted for as an operating lease whereby we will recognize the charter revenue over the term of the agreement. As a result of this transaction, we performed a ship impairment review and recognized a $31 million impairment charge in other ship operating expenses during the fourth quarter of 2014. The estimated fair value of the ship was substantially all determined based on the expected collectability of the bareboat charter payments, which is considered a Level 3 input.

Due to the expected absorption of Ibero Cruises’ (“Ibero”) operations into Costa in November 2014, and certain ship specific facts and circumstances, such as size, age, condition, viable alternative itineraries and historical operating cash flows, we performed an undiscounted future cash flow analysis of Ibero’s Grand Celebration as of May 31, 2014 to determine if the ship was impaired. The principal assumptions used in our undiscounted cash flow analysis consisted of forecasted future operating results, including net revenue yields and net cruise costs including fuel prices, and the estimated residual value, which are all considered Level 3 inputs, and the then expected transfer of Grand Celebration into Costa in November 2014. Based on its undiscounted cash flow analysis, we determined that the net carrying value for Grand Celebration exceeded its estimated undiscounted future cash flows. Accordingly, we then estimated the May 31, 2014 fair value of this ship based on its discounted future cash flows and compared the estimated fair value to its net carrying value. As a result, we recognized a $22 million ship impairment charge in other ship operating expenses during the second quarter of 2014.

In December 2014, we entered into a bareboat charter/sale agreement under which the 1,492-passenger capacity Costa Celebration (formerly Grand Celebration) was chartered to an unrelated entity in December 2014 through December 2024. Under this agreement, ownership of Costa Celebration will be transferred to the buyer in December 2024. This transaction did not meet the criteria to qualify as a sales-type lease and, accordingly, it will be accounted for as an operating lease whereby we will recognize the charter revenue over the term of the agreement.

During the third quarter of 2013, we recognized $73 million and $103 million of impairment charges related to Costa Voyager and Costa Classica, respectively. In November 2013, Costa Voyager was taken out-of-service, and during the second quarter of 2014 Costa Voyager was sold and we recognized a $37 million gain as a reduction in other ship operating expenses. The estimated fair values of these ships at the time of impairment were based on their undiscounted cash flow analyses, which included principal assumptions similar to most of those discussed above for Grand Celebration.

During 2012, Costa Allegra suffered damage and, accordingly, we decided to withdraw this ship from operations resulting in a $34 million impairment charge, which is included in other ship operating expenses. In addition, during 2012, we incurred $17 million for Costa Allegra incident-related expenses, which are principally included in other ship operating expenses. In October 2012, we sold Costa Allegra. Furthermore, during 2012, we recognized $23 million of ship impairment charges related to Seabourn Legend and Seabourn Pride in other ship operating expenses. The estimated fair value for all three of these ships was determined based on their sales value, which is considered a Level 3 input.
In 2014, 2013 and 2012, we recognized $53 million, $176 million and $57 million, respectively, of ship impairment charges in other ship operating expenses.
Valuation of Goodwill and Other Intangibles
The reconciliation of the changes in the carrying amounts of our goodwill, which goodwill has been allocated to our North America and EAA cruise brands, was as follows (in millions):

	North America Cruise Brands	EAA Cruise Brands	Total
Balance at November 30, 2012	$1,898	$1,276	$3,174
Foreign currency translation adjustment	—	36	36
Balance at November 30, 2013	1,898	1,312	3,210
Foreign currency translation adjustment	—	(83)	(83)
Balance at November 30, 2014	$1,898	$1,229	$3,127

At July 31, 2014, all of our cruise brands carried goodwill, except for Ibero and Seabourn. As of that date, we performed our annual goodwill impairment reviews, which included performing a qualitative assessment for all cruise brands that carried goodwill, except for Carnival Cruise Line, Cunard and P&O Cruises (UK). Qualitative factors such as industry and market conditions, macroeconomic conditions, changes to the weighted-average cost of capital (“WACC”), overall financial performance, changes in fuel prices and capital expenditures were considered in the qualitative assessment to determine how changes in these factors would affect each of these cruise brands’ estimated fair values. Based on our qualitative assessments, we determined it was more-likely-than-not that each of these cruise brands’ estimated fair values exceeded their carrying values and, therefore, we did not proceed to the two-step quantitative goodwill impairment reviews.

As of July 31, 2014, we also performed our annual goodwill impairment reviews of Carnival Cruise Line’s, Cunard’s and P&O Cruises (UK)’s goodwill. We did not perform a qualitative assessment but instead proceeded directly to step one of the two-step quantitative goodwill impairment review and compared each of Carnival Cruise Line’s, Cunard’s and P&O Cruises (UK)’s

estimated fair value to the carrying value of their allocated net assets. Their estimated cruise brand fair value was based on a discounted future cash flow analysis. The principal assumptions used in our cash flow analyses consisted of forecasted future operating results, including net revenue yields and net cruise costs including fuel prices; capacity changes, including the expected rotation of vessels into, or out of, Carnival Cruise Line, Cunard and P&O Cruises (UK); capital expenditures; WACC of market participants, adjusted for the risk attributable to the geographic regions in which Carnival Cruise Line, Cunard and P&O Cruises (UK) operate and terminal values, which are all considered Level 3 inputs. Based on the discounted cash flow analyses, we determined that each of Carnival Cruise Line’s, Cunard’s and P&O Cruises (UK)’s estimated fair value significantly exceeded their carrying value and, therefore, we did not proceed to step two of the impairment reviews.
At November 30, 2014, accumulated goodwill impairment charges were $153 million, which are all related to Ibero and were recognized in 2012.
The reconciliation of the changes in the carrying amounts of our intangible assets not subject to amortization, which represent trademarks that have been allocated to our North America and EAA cruise brands, was as follows (in millions):

	North America Cruise Brands	EAA Cruise Brands	Total
Balance at November 30, 2012	$927	$372	$1,299
Ibero trademarks impairment charge (a)	—	(13)	(13)
Balance at November 30, 2013	927	359	1,286
Foreign currency translation adjustment	—	(21)	(21)
Balance at November 30, 2014	$927	$338	$1,265

(a)	In 2013, we recognized a $13 million impairment charge to fully write-off Ibero’s trademarks’ carrying value.

At July 31, 2014, our cruise brands that have significant trademarks recorded include AIDA, P&O Cruises (Australia), P&O Cruises (UK) and Princess. As of that date, we performed our annual trademark impairment reviews for these cruise brands, which included performing a qualitative assessment for AIDA, P&O Cruises (Australia) and Princess. Qualitative factors such as industry and market conditions, macroeconomic conditions, changes to the WACC, changes in royalty rates and overall financial performance were considered in the qualitative assessment to determine how changes in these factors would affect the estimated fair values for each of these cruise brands’ recorded trademarks. Based on our qualitative assessments, we determined it was more likely-than-not that the estimated fair value for AIDA’s, P&O Cruises (Australia)’s and Princess’ recorded trademarks exceeded their carrying value and, therefore, none of these trademarks were impaired.

As of July 31, 2014, we also performed our annual trademark impairment review of P&O Cruises (UK). We did not perform a qualitative assessment but instead proceeded directly to the quantitative trademark impairment review. Our quantitative assessment included estimating P&O Cruises (UK)’s trademarks fair value based upon a discounted future cash flow analysis, which estimated the amount of royalties that we are relieved from having to pay for use of the associated trademarks, based upon forecasted cruise revenues and a market participant’s royalty rate. The royalty rate was estimated primarily using comparable royalty agreements for similar industries. Based on our quantitative assessment, we determined that the estimated fair value for P&O Cruises (UK)’s trademarks significantly exceeded their carrying values and, therefore, none of these trademarks were impaired.
In 2013, we recognized a $14 million impairment charge related to an investment, leaving an insignificant carrying value at November 30, 2014 and 2013. In 2012, we recognized a $20 million impairment charge to write-off a portion of Ibero’s trademarks’ carrying value.
At November 30, 2014 and 2013, our intangible assets subject to amortization are not significant to our consolidated financial statements.
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
All derivatives are recorded at fair value. The changes in fair value are recognized currently in earnings if the derivatives do not qualify as effective hedges, or if we do not seek to qualify for hedge accounting treatment, such as for our fuel derivatives. If a derivative is designated as a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged item. If a derivative is designated as a cash flow hedge, then the effective portion of the changes in the fair value of the derivative is recognized as a component of AOCI until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable. If a derivative or a nonderivative financial instrument is designated as a hedge of our net investment in a foreign operation, then changes in the fair value of the financial instrument are recognized as a component of AOCI to offset a portion of the change in the translated value of the net investment being hedged, until the investment is sold or substantially liquidated. We formally document hedging relationships for all derivative and nonderivative hedges and the underlying hedged items, as well as our risk management objectives and strategies for undertaking the hedge transactions.
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
The estimated fair values of our derivative financial instruments and their location in the Consolidated Balance Sheets were as follows (in millions):

		November 30,
	Balance Sheet Location	2014	2013
Derivative assets
Derivatives designated as hedging instruments
Net investment hedges (a)	Prepaid expenses and other	$6	$—
	Other assets – long-term	6	2
Foreign currency zero cost collars (b)	Other assets – long-term	—	8
Interest rate swaps (c)	Prepaid expenses and other	1	1
	Other assets – long-term	1	5
		14	16
Derivatives not designated as hedging instruments
Fuel (d)	Prepaid expenses and other	—	14
	Other assets – long-term	—	30
		—	44
Total derivative assets		$14	$60
Derivative liabilities
Derivatives designated as hedging instruments
Net investment hedges (a)	Accrued liabilities and other	$—	$4
Foreign currency zero cost collars (b)	Accrued liabilities and other	1	—
Interest rate swaps (c)	Accrued liabilities and other	13	13
	Other long-term liabilities	35	13
		49	30
Derivatives not designated as hedging instruments
Fuel (d)	Accrued liabilities and other	90	—
	Other long-term liabilities	139	1
		229	1
Total derivative liabilities		$278	$31

(a)
At November 30, 2014 and 2013, we had foreign currency forwards totaling $403 million and $578 million, respectively, that are designated as hedges of our net investments in foreign operations, which have a euro-denominated functional currency. At November 30, 2014, these foreign currency forwards settle through July 2017.

(b)
At November 30, 2014 and 2013, we had foreign currency derivatives consisting of foreign currency zero cost collars that are designated as foreign currency cash flow hedges for a portion of our euro-denominated shipbuilding payments. See “Newbuild Currency Risks” below for additional information regarding these derivatives.

(c)
We have euro interest rate swaps designated as cash flow hedges whereby we receive floating interest rate payments in exchange for making fixed interest rate payments. At November 30, 2014 and 2013, these interest rate swap agreements effectively changed $750 million and $909 million, respectively, of EURIBOR-based floating rate euro debt to fixed rate euro debt. These interest rate swaps settle through March 2025. In addition, at November 30, 2014 and 2013 we had U.S. dollar interest rate swaps designated as fair value hedges whereby we receive fixed interest rate payments in exchange for making floating interest rate payments. At November 30, 2014 and 2013, these interest rate swap agreements effectively changed $500 million of fixed rate debt to U.S. dollar LIBOR-based floating rate debt. These interest rate swaps settle through February 2016.

(d)
At November 30, 2014 and 2013, we had fuel derivatives consisting of zero cost collars on Brent crude oil (“Brent”) to cover a portion of our estimated fuel consumption through 2018 and through 2017, respectively. See “Fuel Price Risks” below for additional information regarding these fuel derivatives.

Our derivative contracts include rights of offset with our counterparties. We have elected to net certain of our derivative assets and liabilities within counterparties. The amounts recognized within assets and liabilities were as follows (in millions):

	November 30, 2014
	Gross Amounts	Gross Amounts Offset in the Balance Sheet	Total Net Amounts Presented in the Balance Sheet	Gross Amounts not Offset in the Balance Sheet	Net Amounts
Assets	$78	$(64)	$14	$(14)	$—
Liabilities	$342	$(64)	$278	$(14)	$264

	November 30, 2013
	Gross Amounts	Gross Amounts Offset in the Balance Sheet	Total Net Amounts Presented in the Balance Sheet	Gross Amounts not Offset in the Balance Sheet	Net Amounts
Assets	$137	$(77)	$60	$(7)	$53
Liabilities	$108	$(77)	$31	$(7)	$24
The effective portions of our derivatives qualifying and designated as hedging instruments recognized in other comprehensive (loss) income were as follows (in millions):

	November 30,
	2014	2013	2012
Net investment hedges	$25	$(11)	$48
Foreign currency zero cost collars – cash flow hedges	$(10)	$(1)	$16
Interest rate swaps – cash flow hedges	$(28)	$2	$(11)
There are no credit risk related contingent features in our derivative agreements, except for bilateral credit provisions within our fuel derivative counterparty agreements. These provisions require interest-bearing, non-restricted cash to be posted or received as collateral to the extent the fuel derivative fair value payable to or receivable from an individual counterparty, respectively, exceeds $100 million. At November 30, 2014 and 2013, no collateral was required to be posted to or received from our fuel derivative counterparties.
The amount of estimated cash flow hedges’ unrealized gains and losses that are expected to be reclassified to earnings in the next twelve months is not significant. We have not provided additional disclosures of the impact that derivative instruments and hedging activities have on our consolidated financial statements as of November 30, 2014 and 2013 and for the years ended November 30, 2014, 2013 and 2012 where such impacts were not significant.
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
All of our derivatives are based on Brent prices whereas the actual fuel used on our ships is marine fuel. Changes in the Brent prices may not show a high degree of correlation with changes in our underlying marine fuel prices. We will not realize any economic gain or loss upon the monthly maturities of our zero cost collars unless the average monthly price of Brent is above the ceiling price or below the floor price. We believe that these derivatives will act as economic hedges; however, hedge accounting is not applied. As part of our fuel derivatives program, we will continue to evaluate various derivative products and strategies. In 2014, 2013 and 2012, our unrealized (losses) gains, net on fuel derivatives were $(268) million, $36 million and $6 million, respectively, and in 2014 and 2012, our realized losses, net were $(3) million and $(13) million, respectively. There were no realized gains or losses in 2013.

At November 30, 2014, our outstanding fuel derivatives consisted of zero cost collars on Brent to cover a portion of our estimated fuel consumption as follows:

Maturities (a)	Transaction Dates	Barrels (in thousands)	Weighted-Average Floor Prices	Weighted-Average Ceiling Prices	Percent of Estimated Fuel Consumption Covered
Fiscal 2015
	November 2011	2,160	$80	$114
	February 2012	2,160	$80	$125
	June 2012	1,236	$74	$110
	April 2013	1,044	$80	$111
	May 2013	1,884	$80	$110
	October 2014	1,920	$79	$110
		10,404			51%
Fiscal 2016
	June 2012	3,564	$75	$108
	February 2013	2,160	$80	$120
	April 2013	3,000	$75	$115
		8,724			42%
Fiscal 2017
	February 2013	3,276	$80	$115
	April 2013	2,028	$75	$110
	January 2014	1,800	$75	$114
	October 2014	1,020	$80	$113
		8,124			39%
Fiscal 2018
	January 2014	2,700	$75	$110
	October 2014	3,000	$80	$114
		5,700			28%

(a)	Fuel derivatives mature evenly over each month within the above fiscal periods.
Foreign Currency Exchange Rate Risks
Overall Strategy
We manage our exposure to fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative and nonderivative financial instruments. Our primary focus is to manage the economic foreign currency exchange risks faced by our operations, which are the ultimate foreign currency exchange risks that would be realized by us if we exchanged one currency for another, and not accounting risks. While we will continue to monitor our exposure to these economic risks, we do not currently hedge our foreign currency exchange risks with derivative or nonderivative financial instruments, with the exception of certain of our ship commitments and net investments in foreign operations. The financial impacts of the hedging instruments we do employ generally offset the changes in the underlying exposures being hedged.
Operational Currency Risks
Our European and Australian cruise brands generate significant revenues and incur significant expenses in their euro, sterling or Australian dollar functional currency, which subjects us to "foreign currency translational" risk related to these currencies. Accordingly, exchange rate fluctuations of the euro, sterling and Australian dollar against the U.S. dollar will affect our reported financial results since the reporting currency for our consolidated financial statements is the U.S. dollar. Any strengthening of the U.S. dollar against these foreign currencies has the financial statement effect of decreasing the U.S. dollar values reported for these cruise brands’ revenues and expenses. Any weakening of the U.S. dollar has the opposite effect.

Most of our brands also have non-functional currency risk related to their international sales operations, which has become an increasingly larger part of most of their businesses over time, and principally includes the euro, sterling and Australian and U.S. dollars. In addition, all of our brands have non-functional currency expenses for a portion of their operating expenses.  Accordingly, we also have "foreign currency transactional" risks related to changes in the exchange rates for our brands’ revenues and expenses that are in a currency other than their functional currency. However, these brands’ revenues and expenses in non-functional currencies create some degree of natural offset from these currency exchange movements. In addition, we monitor this foreign currency transactional risk in order to measure its impact on our results of operations.
Investment Currency Risks
We consider our investments in foreign operations to be denominated in relatively stable currencies and of a long-term nature. We partially mitigate our net investment currency exposures by denominating a portion of our foreign currency intercompany payables in our foreign operations’ functional currencies, substantially all sterling. As of November 30, 2014 and 2013, we have designated $2.4 billion and $2.2 billion, respectively, of our foreign currency intercompany payables as nonderivative hedges of our net investments in foreign operations. Accordingly, we have included $359 million and $234 million of cumulative foreign currency transaction nonderivative gains in the cumulative translation adjustment component of AOCI at November 30, 2014 and 2013, respectively, which offsets a portion of the losses recorded in AOCI upon translating our foreign operations’ net assets into U.S. dollars. During 2014, 2013 and 2012, we recognized foreign currency nonderivative transaction gains (losses) of $125 million, $(9) million and $39 million, respectively, in the cumulative translation adjustment component of AOCI.
Newbuild Currency Risks
Our shipbuilding contracts are typically denominated in euros. Our decisions regarding whether or not to hedge a non-functional currency ship commitment for our cruise brands are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility, economic trends, our overall expected net cash flows by currency and other offsetting risks. We use foreign currency derivative contracts and have used nonderivative financial instruments to manage foreign currency exchange rate risk for some of our ship construction payments.
In July 2012, we entered into foreign currency zero cost collars that are designated as cash flow hedges for a portion of P&O Cruises (UK) Britannia’s euro-denominated shipyard payments. These collars mature in February 2015 at a weighted-average ceiling of $287 million and a weighted-average floor of $266 million. In June 2014, we entered into additional foreign currency zero cost collars that are also designated as cash flow hedges for the remaining portion of Britannia’s euro-denominated shipyard payments. These collars also mature in February 2015 at a weighted-average ceiling of $281 million and a weighted-average floor of $274 million. If the spot rate is between the weighted-average ceiling and floor rates on the date of maturity, then we would not owe or receive any payments under these collars.
On January 22, 2015, we entered into foreign currency zero cost collars that are designated as cash flow hedges for a portion of a Princess and Seabourn newbuilds’ euro-denominated shipyard payments. The Princess newbuild’s collars mature in March 2017 at a weighted-average ceiling of $590 million and a weighted-average floor of $504 million. The Seabourn newbuild’s collars mature in November 2016 at a weighted-average ceiling of $221 million and a weighted-average floor of $185 million. If the spot rate is between the weighted-average ceiling and floor rates on the date of maturity, then we would not owe or receive any payments under these collars.
At January 22, 2015, substantially all of our remaining newbuild currency exchange rate risk relates to euro-denominated newbuild construction payments for a Carnival Cruise Line, Holland America Line and Seabourn newbuild, which represent a total unhedged commitment of $1.7 billion.
The cost of shipbuilding orders that we may place in the future that is denominated in a different currency than our cruise brands’ or the shipyards’ functional currency is expected to be affected by foreign currency exchange rate fluctuations. These foreign currency exchange rate fluctuations may affect our desire to order new cruise ships.
Interest Rate Risks
We manage our exposure to fluctuations in interest rates through our debt portfolio management and investment strategies. We evaluate our debt portfolio to determine whether to make periodic adjustments to the mix of fixed and floating rate debt through the use of interest rate swaps and the issuance of new debt or the early retirement of existing debt. At November 30, 2014, 52% and 48% (59% and 41% at November 30, 2013) of our debt bore fixed and floating interest rates, respectively, including the effect of interest rate swaps. In addition, to the extent that we have excess cash available for investment, we purchase high quality short-term investments with floating interest rates, which offset a portion of the impact of interest rate fluctuations arising from our floating interest rate debt portfolio.

Concentrations of Credit Risk
As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Our maximum exposure under foreign currency and fuel derivative contracts and interest rate swap agreements that are in-the-money, which were not material at November 30, 2014, is the replacement cost, net of any collateral received or contractually allowed offset, in the event of nonperformance by the counterparties to the contracts, all of which are currently our lending banks. We seek to minimize credit risk exposure, including counterparty nonperformance primarily associated with our cash equivalents, investments, committed financing facilities, contingent obligations, derivative instruments, insurance contracts and new ship progress payment guarantees, by normally conducting business with large, well-established financial institutions, insurance companies and export credit agencies, and by diversifying our counterparties. In addition, we have guidelines regarding credit ratings and investment maturities that we follow to help safeguard liquidity and minimize risk. We normally do require collateral and/or guarantees to support notes receivable on significant asset sales, long-term ship charters and new ship progress payments to shipyards. We currently believe the risk of nonperformance by any of our significant counterparties is remote.
We also monitor the creditworthiness of travel agencies and tour operators in Asia, Australia and Europe and credit and debit card providers to which we extend credit in the normal course of our business, which includes charter-hire agreements in Asia prior to sailing. Our credit exposure also includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in Australia and most of Europe where we are obligated to honor our guests' cruise payments made by them to their travel agents and tour operators regardless of whether we have received these payments. Concentrations of credit risk associated with these receivables, charter-hire agreements and contingent obligations are not considered to be material, primarily due to the large number of unrelated accounts within our customer base, the amount of these contingent obligations and their short maturities. We have experienced only minimal credit losses on our trade receivables and related contingent obligations. We do not normally require collateral or other security to support normal credit sales.

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
Our North America cruise segment includes Carnival Cruise Line, Holland America Line, Princess and Seabourn. Our EAA cruise segment includes AIDA, Costa, Cunard, P&O Cruises (Australia), P&O Cruises (UK) and prior to November 2014, Ibero. These individual cruise brand operating segments have been aggregated into two reportable segments based on the similarity of their economic and other characteristics, including types of customers, regulatory environment, ship maintenance requirements, supporting systems and processes and products and services they provide. Our Cruise Support segment represents certain of our port and related facilities and other services that are provided for the benefit of our cruise brands. Our Tour and Other segment represents the hotel and transportation operations of Holland America Princess Alaska Tours. In 2012, our Tour and Other segment also included two ships that we chartered to an unaffiliated entity. In April 2013, we sold one of these two ships and recognized a $15 million gain as a reduction of Tour and Other operating expenses. Accordingly, subsequent to this 2013 sale and through November 30, 2014, our Tour and Other segment included only one ship. The significant accounting policies of our segments are the same as those described in Note 2 – “Summary of Significant Accounting Policies.”
Selected information for our segments as of and for the years ended November 30 was as follows (in millions):

	Revenues	Operating expenses	Selling and administrative	Depreciation and amortization	Operating income (loss)		Capital expenditures	Total assets
2014
North America Cruise Brands (a)	$9,559	$6,418	$1,121	$959	$1,061		$1,315	$22,765
EAA Cruise Brands	6,148	3,914	725	616	893		1,054	15,228
Cruise Support	90	39	200	25	(174)		156	1,023
Tour and Other (a)	215	160	8	35	12		58	516	(c)
Intersegment elimination (a)	(128)	(128)	—	—	—		—	—
	$15,884	$10,403	$2,054	$1,635	$1,792		$2,583	$39,532
2013
North America Cruise Brands (a)	$9,370	$6,439	$1,048	$927	$956		$1,350	$22,448
EAA Cruise Brands	5,906	4,137	686	599	471	(b)	642	16,126
Cruise Support	96	31	136	26	(97)		108	1,016
Tour and Other (a)	210	143	9	36	22		49	514	(c)
Intersegment elimination (a)	(126)	(126)	—	—	—		—	—
	$15,456	$10,624	$1,879	$1,588	$1,352		$2,149	$40,104
2012
North America Cruise Brands (a)	$9,364	$6,240	$949	$898	$1,277		$990	$21,893
EAA Cruise Brands	5,827	4,010	650	561	433	(b)	1,291	15,894
Cruise Support	86	22	114	28	(78)		33	888
Tour and Other (a)	211	154	7	40	10		18	486	(c)
Intersegment elimination (a)	(106)	(106)	—	—	—		—	—
	$15,382	$10,320	$1,720	$1,527	$1,642		$2,332	$39,161

(a)
A portion of the North America cruise brands’ segment revenues includes revenues for the tour portion of a cruise when a land tour package is sold along with a cruise by either Holland America Line or Princess. These intersegment tour revenues, which are included in our Tour and Other segment, are eliminated directly against the North America cruise brands’ segment revenues and operating expenses in the line “Intersegment elimination.”

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
Revenues by geographic areas, which are based on where our guests are sourced and not the cruise brands on which they sailed, were as follows (in millions):

	Years Ended November 30,
	2014	2013	2012
North America	$7,762	$7,738	$7,952
Europe	5,676	5,426	5,367
Australia and Asia	2,097	1,772	1,506
Other	349	520	557
	$15,884	$15,456	$15,382

NOTE 12 – Compensation Plans
Equity Plans
We issue our share-based compensation awards under the Carnival Corporation and Carnival plc stock plans, which have an aggregate of 18.6 million shares available for future grant at November 30, 2014. These plans allow us to issue time-based share (“TBS”) awards, which include restricted stock awards (“RSAs”) and restricted stock units (“RSUs”), performance-based share (“PBS”) awards, market-based share (“MBS”) awards and stock options (collectively “equity awards”). Equity awards are principally granted to management level employees and members of our Boards of Directors. The plans are administered by a committee of our independent directors (the “Committee”) that determines which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. These plans allow us to fulfill our equity award obligations using shares purchased in the open market or with unissued or treasury shares. Certain equity awards provide for accelerated vesting if we have a change in control, as defined.
Our total share-based compensation expense was $52 million, $42 million and $39 million in 2014, 2013 and 2012, respectively, of which $48 million, $39 million and $36 million has been included in selling and administrative expenses in 2014, 2013 and 2012, respectively, and $4 million in 2014 and $3 million in both 2013 and 2012 in cruise payroll and related expenses.
TBS, PBS and MBS Awards
RSAs generally have the same rights as Carnival Corporation common stock, except for transfer restrictions and forfeiture provisions. RSAs have been granted to certain officers and non-executive board members and vest at the end of three years, except for shares released from restriction to satisfy retirement eligible tax obligations (“tax release shares”). In addition, Carnival Corporation and Carnival plc grant RSUs, which also vest at the end of three years, except for tax release shares, and accrue forfeitable dividend equivalents on each outstanding RSU, in the form of additional RSUs, based on dividends declared. The share-based compensation expense for TBS awards is based on the quoted market price of the Carnival Corporation or Carnival plc shares on the date of grant.
In 2014 and 2013, the Committee approved PBS awards to be granted to certain key Carnival Corporation & plc executives. The share-based compensation expense for these PBS awards is based on the quoted market price of the Carnival Corporation or Carnival plc shares and expected total shareholder return rank relative to certain peer companies on the date of grant and the probability of our annual earnings target for each year over a three-year period being achieved. Our 2014 PBS awards also have a return on invested capital ("ROIC") target. The PBS awards granted in 2014 and 2013 provide an opportunity to earn from zero to 200% and zero to 187.5%, respectively, of the number of target shares underlying the award achieved for each year over a three-year period.
In 2012, the Committee approved PBS awards to be granted to certain key Carnival Corporation & plc executives. The share-based compensation expense for these PBS awards is based on the quoted market price of the Carnival Corporation or Carnival plc shares on the date of grant and the probability of our earnings per share growth over a three-year period being achieved. These PBS awards provide an opportunity to earn from zero to 200% of the number of target shares underlying the award achieved at the end of the third year. All PBS awards will accrue forfeitable dividend equivalents based on dividends declared.
In 2014 and 2013, the Committee approved MBS awards to be granted to certain senior executives. The MBS awards granted in 2014 and 2013 were valued at $13 million and $4 million, respectively, as of the date of grant. The share-based compensation expense for all of the MBS awards were based on the quoted market prices of the Carnival Corporation common stock or the Carnival plc ordinary shares on the date of grant and the probability of certain market conditions being achieved. One-half of all of the MBS awards are expensed evenly over a three-year period and the remaining half are expensed evenly over a four-year period.
During the year ended November 30, 2014, TBS, PBS and MBS award activity was as follows:

	TBS Awards		PBS Awards		MBS Awards
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Outstanding at November 30, 2013	3,026,701	$37.01	510,839	$35.91	93,457	$47.03
Granted	1,184,099	$41.89	228,506	$36.63	176,763	$73.14
Vested	(862,232)	$45.97	(31,698)	$33.29	—	$—
Forfeited	(138,518)	$39.27	(134,860)	$42.40	—	$—
Outstanding at November 30, 2014	3,210,050	$36.30	572,787	$34.82	270,220	$64.11
The total grant date fair value of TBS, PBS and MBS awards vested was $41 million, $42 million and $52 million in 2014, 2013 and 2012, respectively. As of November 30, 2014, there was $55 million of total unrecognized compensation cost related to TBS, PBS and MBS awards. As of November 30, 2014, the total unrecognized compensation costs are expected to be recognized over a weighted-average period of 0.9 years for both TBS and PBS awards and 1.5 years for MBS awards.
Stock Option Plans
In 2007 and 2008, the Committee decided to cease granting stock options to our employees and non-executive board members, respectively, and to instead grant them TBS awards. A combined summary of Carnival Corporation and Carnival plc stock option activity during the year ended November 30, 2014 related to stock options previously granted was as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (a)
			(in years)	(in millions)
Outstanding at November 30, 2013	3,922,172	$48.42
Exercised	(17,889)	$39.87
Forfeited or expired	(2,845,027)	$46.88
Outstanding and exercisable at November 30, 2014	1,059,256	$51.36	0.4	$—

(a)	The aggregate intrinsic value represents the amount by which the fair value of underlying stock exceeds the option exercise price at November 30, 2014.
As of the dates of exercise, there was a nominal intrinsic value of options exercised in 2014 and a total of $3 million and $7 million in 2013 and 2012, respectively. As of November 30, 2014, there is no unrecognized compensation cost as there were no unvested stock options. Our stock options will expire through 2016.

Defined Benefit Pension Plans
We have several single-employer defined benefit pension plans, which cover some of our shipboard and shoreside employees. The U.S. and UK shoreside employee plans are closed to new membership and are funded at or above the level required by U.S. or UK regulations. Substantially all of the remaining defined benefit plans are unfunded. In determining all of our plans’ benefit obligations at November 30, 2014 and 2013, we assumed weighted-average discount rates of 3.5% and 4.0%, respectively. The net asset or net liability positions under these single-employer defined benefit pension plans are not material.
In addition, we participate in two multiemployer defined benefit pension plans in the UK, the British Merchant Navy Officers Pension Fund (registration number 10005645) (“MNOPF”), and the British Merchant Navy Ratings Pension Fund (registration number 10005646) (“MNRPF”), which are referred to as “the multiemployer plans.” The MNOPF is divided into two sections, the “New Section” and the “Old Section.” The multiemployer plans are maintained for the benefit of the employees of the participating employers who make contributions to the plans. However, contributions made by employers, including us, may be used to provide benefits to employees of other participating employers, and if any of the participating employers withdraw from the multiemployer plans or fail to make their required contributions, any unfunded obligations would be the responsibility of the remaining participating employers. We are contractually obligated to make all required contributions as determined by the plans’ trustees. All of our multiemployer plans are closed to new membership, and the MNOPF Old Section is also closed to further benefit accrual and is fully funded. Based on the most recent actuarial reviews of the MNOPF New Section and the MNRPF at March 31, 2014 and March 31, 2013, respectively, it was determined that these plans were 87% and 74% funded, respectively. The multiemployer plans have implemented recovery plans, as appropriate, whereby their estimated funding deficits are to be recovered through funding contributions from participating employers.
We expense our portion of the MNOPF deficit as amounts are invoiced by, and become due and payable to, the trustees. In 2014 and 2012, our contributions to the MNOPF fund were not material and did not exceed 5% of total contributions to the fund. In 2013, we received and paid in full a special assessment invoice from the MNOPF trustee for our additional share of the MNOPF New Section deficit. Accordingly, we expensed the invoice of $15 million in cruise payroll and related expense in 2013, which exceeded 5% of total contributions to the fund. In addition, we accrue and expense our portion of the MNRPF deficit based on our estimated probable obligation from the most recent actuarial review. In 2014, we expensed $18 million of our estimated probable obligation relating to our allocated share of the MNRPF deficit in cruise payroll and related expenses. As of November 30, 2014, our remaining estimated obligation of the MNRPF deficit was $13 million after contributing $24 million in 2014. In 2014, our contributions to the MNRPF are expected to exceed 5% of total contributions to the fund. In 2013 and 2012, our contributions to the MNRPF were not material and did not exceed 5% of total contributions to the fund. It is possible that we will be required to fund and expense additional amounts for the multiemployer plans in the future, however, such amounts are not expected to be material to our consolidated financial statements.
Total expense for all defined benefit pension plans, including the multiemployer plans, was $69 million, $62 million and $45 million in 2014, 2013 and 2012, respectively.
Defined Contribution Plans
We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense for these plans was $25 million in both 2014 and 2013 and $22 million in 2012.

NOTE 13 – Earnings Per Share
Our basic and diluted earnings per share were computed as follows (in millions, except per share data):

	Years Ended November 30,
	2014	2013	2012
Net income for basic and diluted earnings per share	$1,236	$1,078	$1,298
Weighted-average common and ordinary shares outstanding	776	775	778
Dilutive effect of equity plans	2	2	1
Diluted weighted-average shares outstanding	778	777	779
Basic and diluted earnings per share	$1.59	$1.39	$1.67
Anti-dilutive equity awards excluded from diluted earnings per share computations	1	4	8

NOTE 14 – Supplemental Cash Flow Information
Cash paid for interest, net of capitalized interest, was $297 million, $301 million and $347 million in 2014, 2013 and 2012, respectively. In addition, cash paid for income taxes, net of recoveries, was $5 million in 2014 and $4 million in both 2013 and 2012.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and shareholders’ equity present fairly, in all material respects, the financial position of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the “Company”) at November 30, 2014 and November 30, 2013, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2014, based on criteria established in the 1992 Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Framework”). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 9A of the 2014 Annual Report on Form 10-K. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
January 29, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Cautionary Note Concerning Factors That May Affect Future Results
Some of the statements, estimates or projections contained in this 2014 Annual Report are “forward-looking statements” that involve risks, uncertainties and assumptions with respect to us, including some statements concerning future results, outlooks, plans, goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts are statements that could be deemed forward-looking. These statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and the beliefs and assumptions of our management. We have tried, whenever possible, to identify these statements by using words like “will,” “may,” “could,” “should,” “would,” “believe,” “depends,” “expect,” “goal,” “anticipate,” “forecast,” “project,” “future,” “intend,” “plan,” “estimate,” “target,” “indicate” and similar expressions of future intent or the negative of such terms.
Forward-looking statements include those statements that may impact, among other things, the forecasting of our non-GAAP earnings per share; net revenue yields; booking levels; pricing; occupancy; operating, financing and tax costs, including fuel expenses; net cruise costs per available lower berth day; estimates of ship depreciable lives and residual values; liquidity; goodwill, ship and trademark fair values and outlook. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in this 2014 Annual Report. This note contains important cautionary statements of the known factors that we consider could materially affect the accuracy of our forward-looking statements and adversely affect our business, results of operations and financial position. It is not possible to predict or identify all such risks. There may be additional risks that we consider immaterial or which are unknown. These factors include, but are not limited to, the following:

•	general economic and business conditions;

•	increases in fuel prices;

•
incidents, the spread of contagious diseases and threats thereof, adverse weather conditions or other natural disasters and other incidents affecting the health, safety, security and satisfaction of guests and crew;

•	the international political climate, armed conflicts, terrorist and pirate attacks, vessel seizures, and threats thereof, and other world events affecting the safety and security of travel;

•	negative publicity concerning the cruise industry in general or us in particular, including any adverse environmental impacts of cruising;

•	geographic regions in which we try to expand our business may be slow to develop and ultimately not develop how we expect;

•	economic, market and political factors that are beyond our control, which could increase our operating, financing and other costs;

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

•
continuing financial viability of our travel agent distribution system, air service providers and other key vendors in our supply chain and reductions in the availability of, and increases in the prices for, the services and products provided by these vendors;

•	disruptions and other damages to our information technology and other networks and operations, and breaches in data security;

•	failure to keep pace with developments in technology;

•	competition from and overcapacity in the cruise ship and land-based vacation industry;

•	loss of key personnel or our ability to recruit or retain qualified personnel;

•	union disputes and other employee relationship issues;

•	disruptions in the global financial markets or other events that may negatively affect the ability of our counterparties and others to perform their obligations to us;

•	the continued strength of our cruise brands and our ability to implement our strategies;

•	additional risks to our international operations not generally applicable to our U.S. operations;

•	our decisions to self-insure against various risks or our inability to obtain insurance for certain risks at reasonable rates;

•	litigation, enforcement actions, fines or penalties;

•	fluctuations in foreign currency exchange rates;

•
whether our future operating cash flow will be sufficient to fund future obligations and whether we will be able to obtain financing, if necessary, in sufficient amounts and on terms that are favorable or consistent with our expectations;

•	risks associated with our DLC arrangement;

•	uncertainties of a foreign legal system as Carnival Corporation and Carnival plc are not U.S. corporations and

•	the ability of a small group of shareholders to effectively control the outcome of shareholder voting.
Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant stock exchange rules, we expressly disclaim any obligation to disseminate, after the date of this 2014 Annual Report, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

2014 Executive Overview

Overall, 2014 was a strong year as we turned the corner with improved earnings and positive net revenue yields, despite the loss of attractive itineraries due to geopolitical factors and large cruise industry capacity increases in the Caribbean. We continued to gain momentum and achieved about a 1 percentage point increase in ROIC, as we move towards our goal of double digit ROIC in the next three to four years, while maintaining a strong balance sheet. (We define ROIC as the twelve-month non-GAAP earnings before interest divided by the monthly average of debt plus equity minus construction-in-progress.)
Non-GAAP net income for 2014 increased 24% to $1.5 billion ($1.2 billion U.S. GAAP). We saw strong profit improvement at both our Carnival Cruise Line and Costa brands and enjoyed several early wins from our cross-brand collaboration efforts that contributed to our improved 2014 results, particularly in the area of onboard revenues. The increase in our non-GAAP net income was driven by slightly higher net revenue yields (constant dollar), an increase in capacity and lower fuel prices and fuel consumption per ALBD (“available lower berth day”), partially offset by slightly higher net cruise costs excluding fuel per ALBD (constant dollar).
Our slightly higher net revenue yield (constant dollar) was due to a more than 3% increase in net onboard and other revenue yields, partially offset by slightly lower net passenger ticket revenue yields. The growth in net onboard and other revenue yields was driven by increases in primarily all the net onboard revenue categories on both sides of the Atlantic. The slight decrease in net passenger ticket revenue yields was driven by our North America brands' facing a promotional pricing environment in the Caribbean resulting from the large increase in cruise industry capacity, partially offset by improvements at our continental European brands.
Our moderate capacity growth was driven by our new ship deliveries, partially offset by our ship sales. During 2014, we introduced Princess Cruises’ 3,560-passenger Regal Princess and Costa Cruises’ 3,692-passenger Costa Diadema. We are building new, innovative, purpose-built ships that are larger and more efficient and have a wider range of onboard amenities and features, which enable us to better compete for consumers’ vacation spend. These larger ships enable us to obtain greater economies of scale.  In addition, we continue to make substantial investments in our existing ship enhancement programs to improve our onboard product offerings and enrich our guests’ vacation experiences. Furthermore, in 2014 we sold four of our smaller, less efficient vessels: Costa Celebration, Costa Voyager, Grand Holiday and Ocean Princess.
We benefited from a reduction in fuel prices, which resulted in $126 million of savings. In addition, we had an almost 5% reduction in fuel consumption per ALBD thus saving another $107 million of fuel expense compared to 2013, which continued our multiple-year cumulative unit fuel consumption savings trend that has reached 25% since 2007. We achieved our stated goal of delivering a 20% reduction (per unit) in the intensity of carbon dioxide emissions from our shipboard operations one year prior to our target date and are currently developing new goals aimed at protecting the environment and further reducing our fuel consumption. We are installing new exhaust gas cleaning systems on our ships to achieve environmental objectives and mitigate the financial impact of the new 2015 low sulfur regulatory requirements. We are also implementing a series of new energy saving technology initiatives across our fleet in areas such as propulsion, air conditioning and waste heat recovery systems as well as more efficient lighting in order to help reduce our carbon footprint and costs.
Our ability to generate significant operating cash flows allows us to internally fund our capital investments. We generated $3.4 billion of cash from operations, 21% higher than last year, and used $2.5 billion to fund investing activities, leaving us with almost $1.0 billion, most of which was returned to shareholders through our regular quarterly dividend. Our goal is to return "excess free cash flows" (defined as cash flows from operations less investing activities and regularly scheduled quarterly dividends) to our shareholders in the form of additional dividends and/or share buybacks.
We identified new strategies and tactics to strengthen our cruise ticket revenue management processes and systems across our portfolio of brands, such as optimizing our pricing methodologies, improving our pricing models and increasing our brands’ coordination of our global fleet deployments. Our objectives are to drive greater penetration, more effective capacity management and improve revenue yields. In addition, we have started to implement various demand creating initiatives as we strive to create additional demand for our brands that far outpaces supply, ultimately leading to higher revenue yields.
Our goal is to consistently exceed our guests’ expectations while providing them with a wide variety of exceptional vacation experiences. To this end, we are conducting psychographic segmentation studies to gain a more insightful and impactful understanding of our guests’ needs, wants and expectations. We will then target our advertising and promotions toward these specific guest segments in order to drive demand for our offerings and better guide our guests to the cruise brand experience that best matches their tastes. These studies should enable us to better differentiate each brand in the minds of vacationers and consumers-at-large and adjust the product and service offerings of our brands.
Strong relationships with our travel agents are also vital to our success. In 2014, we continued to strengthen our relationship with the travel agent community by increasing our communication and outreach, implementing changes based on travel agent feedback, increasing our trade marketing presence and improving our educational programs to assist agents in stimulating cruise demand.

In 2014, our operating income in China significantly increased due to a combination of capacity growth and revenue yield improvement. We believe that we have significant opportunities to continue to grow our presence in China due to its large and growing middle-class population and expansion of their international tourism. Due to the high strategic importance we place on the China cruise market, in 2014 we relocated our Chief Operations Officer to China to more closely oversee our brands’ strategic initiatives, coordinate our growth strategy in China and the surrounding markets and liaise with Chinese government officials. With the introduction of Costa Serena in 2015, we will have four ships home ported in China, which will represent a 140% increase in guest capacity over a two-year period and will offer our Chinese guests diversified cruise products with two brands targeting two different segments of travelers. As part of our China cruise strategy, we are exploring opportunities aimed at the development of a domestic cruise company and the formation of a domestic cruise shipbuilding company, as well as port development, talent development and training, enhanced relationships with our distribution partners and sharing of supply chain and logistics expertise.
With 100 ships and 10.6 million guests in 2014, we have the scale to optimize our structure by utilizing our combined purchasing volumes and common technologies and implementing cross-brand initiatives aimed at cost containment. In 2014, we continued working on expanding cross-brand contracting for food and beverages and began working on cross-brand contracting for air travel to further utilize the scale of our combined purchases.
Our uncompromising commitment to the safety and comfort of our guests and crew is paramount to the success of our business. We are developing a company-wide safety management system that standardizes our maritime related policies, procedures and processes and are increasing the amount of maritime safety, ship command and engine room management training for our shipboard officers at our expanding global training facility in the Netherlands. We are also updating our processes, systems and training surrounding fire prevention, detection and suppression. Furthermore, we continue to make investments in our ships’ maritime systems to improve their safety and reliability, which also allows us to operate them more efficiently and sustainably.
We employ an average of 81,200 crew members, including officers, onboard the 100 ships we currently operate, which exclude crew who are on a leave. We also have an average of 10,100 full-time shoreside employees and 2,800 part-time/seasonal employees. Our goal is to select, train and retain the finest shipboard and shoreside employees because having a team of highly motivated and engaged employees is key to delivering vacation experiences that exceed our guests’ expectations. We have structured our work processes and incentive compensation plans to reflect a culture that enables our brands to better align their individual performance with our primary financial goals. Our management teams are aligned by geographic region to further optimize our operations, utilize our scale and better manage our performance. In 2014, we accelerated our cross-brand collaboration and streamlined our non-guest facing operations within the Holland America Line, Princess and Seabourn group.
While we are well underway with certain initiatives discussed above and are already beginning to see their positive results, some of our initiatives will take longer to realize their full benefits due to our size and the nature of the cruise industry. Our strategic initiatives demonstrate the benefits of communicating, coordinating and collaborating across our brands and will help us fulfill our vision to deliver unmatched joyful vacation experiences and breakthrough total shareholder returns by exceeding guests’ expectations and achieving the full benefits inherent in our scale.
As of January 22, 2015, we have ten cruise ships scheduled to be delivered between February 2015 and November 2018, some of which will replace existing capacity as older, smaller and less efficient ships exit our fleet. We strategically time the introduction of additional ships into our brands to allow ample time for those lines to further grow their guest base and absorb the new capacity. We have removed 16 ships from our fleet since 2006 and have agreements in place to remove three more ships by March 2016. Based on our current ship orders and announced ship withdrawals, our net capacity growth rate is expected to be 2.0% in 2015 and 2.8% compounded annually through 2018. We are committed to measured capacity growth so that we achieve an optimal balance of supply and demand to maximize our profitability in established cruise regions, such as North America and Western Europe. We believe the increasing deployment of ships into the emerging Asia market may further moderate the level of supply in North America and Western Europe.
Outlook for the 2015 First Quarter and Full Year

On December 19, 2014, we said that we expected our non-GAAP diluted earnings per share for the 2015 first quarter and full year to be in the ranges of $0.07 to $0.11 and $2.30 to $2.60, respectively (see “Key Performance Non-GAAP Financial Indicators”). Our guidance was based on fuel prices of $421 per metric ton and $436 per metric ton for the 2015 first quarter and full year, respectively. In addition, our guidance was based on 2015 first quarter and full year currency rates of $1.23 to the euro, $1.57 to sterling and $0.83 to the Australian dollar. The fuel and currency assumptions used in our guidance change daily and, accordingly, our forecasts change daily based on the changes in these assumptions.

The above forward-looking statements involve risks, uncertainties and assumptions with respect to us. There are many factors that could cause our actual results to differ materially from those expressed above including, but not limited to, general economic and business conditions, increases in fuel prices, incidents, spread of contagious diseases, adverse weather conditions, geopolitical events, negative publicity and other factors that could adversely impact our revenues, costs and expenses. You should read the above forward-looking statements together with the discussion of these and other risks under “Cautionary Note Concerning Factors That May Affect Future Results.”

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

Ship Accounting

Our most significant assets are our ships, including ship improvements and ships under construction, which represent 80% of our total assets at November 30, 2014. We make several critical accounting estimates with respect to our ship accounting. First, in order to compute our ships’ depreciation expense, which represented 11% of our cruise costs and expenses in 2014, we have to estimate the useful life of each of our ships as well as their residual values. Secondly, we account for ship improvement costs by capitalizing those costs that we believe add value to our ships and have a useful life greater than one year, and depreciate those improvements over the shorter of their or the ships’ estimated remaining useful life, while the costs of repairs and maintenance, including minor improvement costs and dry-dock expenses, are charged to expense as incurred. Finally, when we record the retirement of a ship component that is included within the ship’s cost basis, we may have to estimate the net book value of the asset being retired in order to remove it from the ship’s cost basis.

We determine the useful life of our ships and ship improvements based on our estimates of the period over which the assets will be of economic benefit to us, including the impact of long-term vacation market conditions, marketing and technical obsolescence, competition, physical deterioration, historical useful lives of similarly-built ships, regulatory constraints and maintenance requirements. In addition, we consider estimates of the weighted-average useful lives of the ships’ major component systems, such as the hull, cabins, main electric, superstructure and engines. Taking all this into consideration, we have estimated our new ships’ useful lives at 30 years.

We determine the residual value of our ships based on our long-term estimates of their resale value at the end of their useful life to us but before the end of their physical and economic lives to others, historical resale values of our and other cruise ships and viability of the secondary cruise ship market. We have estimated our residual values at 15% of our original ship cost.

Given the large size and complexity of our ships, ship accounting estimates require considerable judgment and are inherently uncertain. We do not have cost segregation studies performed to specifically componentize our ships. In addition, since we do not separately componentize our ships, we do not identify and track depreciation of original ship components. Therefore, we typically have to estimate the net book value of components that are retired, based primarily upon their replacement cost, their age and their original estimated useful lives.

If materially different conditions existed, or if we materially changed our assumptions of ship useful lives and residual values, our depreciation expense, loss on retirement of ship components and net book value of our ships would be materially different. In addition, if we change our assumptions in making our determinations as to whether improvements to a ship add value, the amounts we expense each year as repair and maintenance expense could increase, which would be partially offset by a decrease in depreciation expense, resulting from a reduction in capitalized costs. Our 2014 ship depreciation expense would have increased by approximately $50 million assuming we had reduced our estimated 30-year ship useful life estimate by one year at the time we took delivery or acquired each of our ships. In addition, our 2014 ship depreciation expense would have increased by approximately $205 million assuming we had estimated our ships to have no residual value at the time of their delivery or acquisition.

We believe that the estimates we made for ship accounting purposes are reasonable and our methods are consistently applied in all material respects and, accordingly, result in depreciation expense that is based on a rational and systematic method to equitably allocate the costs of our ships to the periods during which we use them. In addition, we believe that the estimates we made are reasonable and our methods consistently applied in all material respects in determining (1) the useful life and residual values of our ships, including ship improvements; (2) which improvement costs add value to our ships and (3) the net book value of ship component assets being retired. Finally, we believe our critical ship accounting estimates are generally comparable with those of other major cruise companies.

Asset Impairments

Impairment reviews of our cruise ships, goodwill and trademarks require us to make significant estimates to determine the fair values of these assets and cruise brands.

For our cruise ships, we perform our impairment reviews, if required, at the individual cruise ship level, which is the lowest level for which we maintain identifiable cash flows that are independent of the cash flows of other assets and liabilities. See Note 10 - “Fair Value Measurements, Derivative Instruments and Hedging Activities” in the consolidated financial statements for a discussion of ship impairment charges recorded in 2014, 2013 and 2012.

We believe it is more-likely-than-not (“MLTN”) that each of our cruise brands’ estimated fair value that carry goodwill at November 30, 2014 exceeded their carrying value. We also believe that it is MLTN that the estimated fair value of each of our cruise brands’ trademarks recorded at November 30, 2014 exceeded their carrying values. See Note 10 - “Fair Value Measurements, Derivative Instruments and Hedging Activities” in the consolidated financial statements for additional discussion of our goodwill and trademark impairment reviews.

The determination of fair value includes numerous assumptions that are subject to various risks and uncertainties, unless a comparable, viable actively-traded market exists, which is usually not the case for cruise ships, cruise brands and trademarks. Our ships’ fair values are typically estimated based either on ship sales price negotiations or discounted future cash flows. The principal assumptions used to calculate our discounted future cash flows include forecasted future operating results over the expected period we believe the ships will have economic benefit to us and their estimated residual values.

In performing qualitative assessments of our cruise brands that carry goodwill, qualitative factors that we consider to determine their effect on each of the cruise brand’s estimated fair values include industry and market conditions, macroeconomic conditions, changes to WACC, overall financial performance, changes in fuel prices and capital expenditures. In determining the estimated fair values of cruise brands utilizing discounted future cash flow analysis for our quantitative goodwill impairment tests, significant judgments are made related to forecasting future operating results, including net revenue yields and net cruise costs including fuel prices; capacity changes, including the expected rotation of vessels into, or out of, the cruise brand; capital expenditures; WACC of market participants, adjusted for the risk attributable to the geographic region in which the cruise brand operates and terminal values. In addition, third-party appraisers are sometimes used to help determine fair values of cruise brands and trademarks, and their valuation methodologies are also typically subject to uncertainties similar to those discussed above.

In addition, in performing our qualitative assessments of our cruise brands’ significant trademarks, qualitative factors that we consider to determine their effect on each of the cruise brand’s recorded trademarks’ estimated fair values include industry and market conditions, macroeconomic conditions, changes to the WACC, changes in royalty rates and overall financial performance. In determining our trademark estimated fair values for our quantitative impairment tests, we also use discounted future cash flow analysis, which requires some of the same significant judgments discussed above. Specifically, determining the estimated amount of royalties that we are relieved from having to pay for the use of the associated trademarks is based upon forecasted cruise revenues and a market participant’s royalty rate. The royalty rates are estimated primarily using comparable royalty agreements for similar industries.

We believe that we have made reasonable estimates and judgments in determining whether our cruise ships, goodwill and trademarks have been impaired. However, if there is a change in assumptions used or if there is a change in the conditions or circumstances influencing fair values in the future, then we may need to recognize an impairment charge.

Contingencies

We periodically assess the potential liabilities related to any lawsuits or claims brought against us, as well as for other known unasserted claims, including environmental, legal, regulatory, guest and crew and tax matters. In addition, we periodically assess the recoverability of our trade and other receivables, charter-hire agreements and other counterparty credit exposures, such as contractual nonperformance by financial and other institutions with which we conduct significant business. Our credit exposure includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in Australia and most of Europe where we are obligated to honor our guests’ cruise payments made by them to their travel agents and tour operators regardless of whether we have received these payments. While it is typically very difficult to determine the timing and ultimate outcome of these matters, we use our best judgment to determine if it is probable, or MLTN for income tax matters, that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable or MLTN loss, if any, can be made. In assessing probable losses, we make estimates of the amount of probable insurance recoveries, if any, which are recorded as assets. We accrue a liability and establish a reserve when we believe a loss is probable or MLTN for income tax matters, and the amount of the loss can be reasonably estimated in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Such accruals and reserves are typically based on developments to date, management’s estimates of the outcomes of these matters, our experience in contesting, litigating and settling other similar non-income tax matters, historical claims experience, actuarially determined estimates of liabilities and any related insurance coverages. See Note 7 - “Contingencies,” Note 8 - “Taxation” and Note 10 - “Fair Value Measurements, Derivative Instruments and Hedging Activities” in the consolidated financial statements for additional information concerning our contingencies.

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

Results of Operations

We earn substantially all of our cruise revenues from the following:

•
sales of passenger cruise tickets and, in some cases, the sale of air and other transportation to and from airports near our ships’ home ports and cancellation fees. The cruise ticket price typically includes accommodations, most meals, some non-alcoholic beverages and most onboard entertainment. We also collect fees, taxes and other charges from our guests, and

•
sales of goods and services primarily onboard our ships not included in the cruise ticket price including substantially all liquor and some non-alcoholic beverage sales, casino gaming, shore excursions, gift shop sales, photo sales, communication services, full service spas, specialty themed restaurants, cruise vacation protection programs and pre- and post-cruise land packages. These goods and services are provided either directly by us or by independent concessionaires, from which we receive either a percentage of their revenues or a fee.

We incur cruise operating costs and expenses for the following:

•
the costs of passenger cruise bookings, which represent costs that are directly associated with passenger cruise ticket revenues, and include travel agent commissions, air and other transportation related costs, fees, taxes and other charges that vary with guest head counts and related credit and debit card or direct debit fees,

•
onboard and other cruise costs, which represent costs that are directly associated with onboard and other revenues, and include the costs of liquor and some non-alcoholic beverages, costs of tangible goods sold by us in our gift shops and from our photo sales, communication costs, costs of cruise vacation protection programs, costs of pre- and post-cruise land packages and related credit and debit card or direct debit fees. Concession revenues do not have significant associated expenses because the costs and services incurred for concession revenues are borne by our concessionaires,

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

•
other ship operating expenses, which include port costs that do not vary with guest head counts, repairs and maintenance, including minor improvements and dry-dock expenses, hotel costs, entertainment, gains and losses on ship sales, ship impairments, freight and logistics, insurance premiums and all other ship operating expenses.

For segment information related to our North America and EAA cruise brands’ revenues, expenses, operating income and other financial information, see Note 11 - “Segment Information” in the consolidated financial statements.

Statistical Information

	Years Ended November 30,
	2014	2013	2012
ALBDs (in thousands) (a) (b)	76,000	74,033	71,976
Occupancy percentage (c)	104.1%	105.1%	105.5%
Passengers carried (in thousands)	10,566	10,061	9,829
Fuel consumption in metric tons (in thousands)	3,194	3,266	3,354
Fuel consumption in metric tons per ALBD	0.042	0.044	0.047
Fuel cost per metric ton consumed	$636	$676	$710
Currencies
U.S. dollar to €1	$1.34	$1.32	$1.28
U.S. dollar to £1	$1.66	$1.56	$1.58
U.S. dollar to Australian dollar	$0.91	$0.98	$1.03

(a)
ALBD is a standard measure of passenger capacity for the period that we use to approximate rate and capacity variances, based on consistently applied formulas, that we use to perform analyses to determine the main non-capacity driven factors that cause our cruise revenues and expenses to vary. ALBDs assume that each cabin we offer for sale accommodates two passengers and is computed by multiplying passenger capacity by revenue-producing ship operating days in the period.

(b)	In 2014, we had a 2.7% capacity increase in ALBDs compared to 2013 comprised of a 4.3% capacity increase in our North America brands and a minor capacity increase in our EAA brands.

Our North America brands’ capacity increase was caused by:

•	the full year impact from one Princess 3,560-passenger capacity ship delivered in 2013;

•	the partial year impact from one Princess 3,560-passenger capacity ship delivered in 2014 and

•	fewer ship dry-dock days in 2014 compared to 2013.

In 2013, we had a 2.9% capacity increase in ALBDs compared to 2012 comprised of a 3.4% and 2.5% capacity increase in our EAA brands and North America brands, respectively.

Our EAA brands’ capacity increase was caused by:

•	the full year impact from one AIDA 2,194-passenger capacity ship and one Costa 2,984-passenger capacity ship both delivered in 2012;

•	the partial year impact from one AIDA 2,194-passenger capacity ship delivered in 2013 and

•	fewer ship dry-dock days in 2013 compared to 2012.

These increases were partially offset by the full year impact from the removal of two Costa ships and the sale of one P&O Cruises (Australia) 1,462-passenger capacity ship all in 2012.

Our North America brands’ capacity increase was caused by:

•	the full year impact from one Carnival Cruise Line 3,690-passenger capacity ship delivered in 2012 and

•	the partial year impact from one Princess 3,560-passenger capacity ship delivered in 2013.

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

2014 Compared to 2013

Revenues

Consolidated

Cruise passenger ticket revenues made up 75% of our 2014 total revenues. Cruise passenger ticket revenues increased by $241 million, or 2.1%, to $11.9 billion in 2014 from $11.6 billion in 2013.

This increase was caused by:

•	$309 million - 2.7% capacity increase in ALBDs and

•	$102 million - foreign currency translational impact from a weaker U.S. dollar against the euro and sterling, net of a stronger U.S. dollar against the Australian dollar (“2014 net currency impact”).

These increases were partially offset by:

•	$114 million - 1.0 percentage point decrease in occupancy and

•	$37 million - decrease in cruise ticket pricing.

The remaining 25% of 2014 total revenues were substantially all comprised of onboard and other cruise revenues, which increased by $182 million, or 5.1%, to $3.8 billion in 2014 from $3.6 billion in 2013. This increase was principally due to our 2.7% capacity increase in ALBDs, which accounted for $96 million, and higher onboard spending by our guests, which accounted for $92 million, partially offset by a 1.0 percentage point decrease in occupancy, which accounted for $36 million. Onboard and other revenues included concession revenues of $1.1 billion in both 2014 and 2013.

North America Brands

Cruise passenger ticket revenues made up 73% of our 2014 total revenues. Cruise passenger ticket revenues increased slightly by $19 million to $6.9 billion in 2014 from $6.8 billion in 2013.

This increase was caused by:

•	$294 million - 4.3% capacity increase in ALBDs.

This increase was partially offset by:

•	$130 million - 2.0 percentage point decrease in occupancy;

•	$75 million - decrease in cruise ticket pricing and

•	$58 million - decrease in air transportation revenues from guests who purchased their tickets from us.

Our cruise ticket pricing decrease was driven by the promotional pricing environment in the Caribbean resulting from the large increase in cruise industry capacity.

The remaining 27% of 2014 total revenues were comprised of onboard and other cruise revenues, which increased by $168 million, or 7.0%, to $2.6 billion in 2014 from $2.4 billion in 2013.

This increase was caused by:

•	$103 million - 4.3% capacity increase in ALBDs;

•	$78 million - higher onboard spending by our guests and

•	$20 million - higher other third-party revenues.

These increases were partially offset by:

•	$46 million - 2.0 percentage point decrease in occupancy.

Onboard and other revenues included concession revenues of $735 million in 2014 and $727 million in 2013.

EAA Brands

Cruise passenger ticket revenues made up 82% of our 2014 total revenues. Cruise passenger ticket revenues increased by $223 million, or 4.6%, to $5.0 billion in 2014 from $4.8 billion 2013.

This increase was substantially due to:

•	$102 million - 2014 net currency impact;

•	$49 million - increase in air transportation revenues from guests who purchased their tickets from us;

•	$39 million - increase in cruise ticket pricing and

•	$23 million - slight increase in occupancy.

The remaining 18% of 2014 total revenues were comprised of onboard and other cruise revenues, which increased by $19 million, or 1.7%, and remained at $1.1 billion in both 2014 and 2013. Onboard and other revenues included concession revenues of $367 million in 2014 and $370 million in 2013.

Costs and Expenses

Consolidated

Operating costs and expenses decreased by $221 million, or 2.1%, to $10.4 billion in 2014 from $10.6 billion in 2013.

This decrease was caused by:

•	$176 million - nonrecurrence in 2014 of impairment charges related to Costa Classica and Costa Voyager;

•	$126 million - lower fuel prices;

•	$107 million - lower fuel consumption per ALBD;

•	$64 million - decreases in commissions, transportation and other related expenses primarily due to a decrease in air transportation costs related to guests who purchased their tickets from us;

•	$56 million - nonrecurrence in 2014 of additional costs and expenses related to the 2013 voyage disruptions, net of third-party insurance recoverables of $20 million;

•	$51 million - gains from the sales of Costa Voyager and Ocean Princess;

•	$40 million - lower dry-dock and other ship repair and maintenance expenses and

•	$38 million - 1.0 percentage point decrease in occupancy.

These decreases were partially offset by:

•	$278 million - 2.7% capacity increase in ALBDs;

•	$59 million - 2014 net currency impact;

•	$53 million - impairment charges related to Costa Celebration and Grand Holiday and

•	$47 million - various other operating expenses, net.

Selling and administrative expenses increased by $175 million, or 9.3%, to $2.1 billion in 2014 from $1.9 billion in 2013.

Depreciation and amortization expenses increased by $47 million, or 3.0%, and remained at $1.6 billion in both 2014 and 2013.

Our total costs and expenses as a percentage of revenues decreased to 89% in 2014 from 91% in 2013.

North America Brands

Operating costs and expenses decreased slightly by $22 million and remained at $6.3 billion in both 2014 and 2013.

This decrease was caused by:

•	$103 million - decreases in commissions, transportation and other related expenses primarily due to a decrease in air transportation costs related to guests who purchased their tickets from us;

•	$87 million - lower fuel prices;

•	$58 million - lower fuel consumption per ALBD;

•	$56 million - nonrecurrence in 2014 of additional costs and expenses related to the 2013 voyage disruptions, net of third-party insurance recoverables of $20 million;

•	$43 million - 2.0 percentage point decrease in occupancy;

•	$43 million - lower dry-dock and other ship repair and maintenance expenses and

•	$14 million - gain from the sale of Ocean Princess.

These decreases were partially offset by:

•	$271 million - 4.3% capacity increase in ALBDs;

•	$39 million - nonrecurrence in 2014 of an intersegment transaction, which was fully offset in our Cruise Support segment and

•	$72 million - various other operating expenses, net.

Our total costs and expenses as a percentage of revenues decreased to 89% in 2014 from 90% in 2013.

EAA Brands

Operating costs and expenses decreased by $223 million, or 5.4%, to $3.9 billion in 2014 from $4.1 billion in 2013.

This decrease was caused by:

•	$176 million - nonrecurrence in 2014 of impairment charges related to Costa Classica and Costa Voyager;

•	$51 million - lower fuel consumption per ALBD;

•	$41 million - lower fuel prices;

•	$39 million - lower dry-dock and other ship repair and maintenance expenses;

•	$37 million - gain from the sale of Costa Voyager and

•	$37 million - various other operating expenses, net.

These decreases were partially offset by:

•	$59 million - 2014 net currency impact;

•	$53 million - impairment charges related to Costa Celebration and Grand Holiday and

•	$46 million - increases in commissions, transportation and other related expenses principally due to an increase in air transportation costs related to guests who purchased their tickets from us.

Our total costs and expenses as a percentage of revenues decreased to 86% in 2014 from 92% in 2013.

Operating Income

Our consolidated operating income increased by $440 million, or 33%, to $1.8 billion in 2014 from $1.4 billion in 2013. Our North America brands’ operating income increased by $105 million, or 11%, to $1.1 billion in 2014 from $956 million in 2013, and our EAA brands’ operating income increased by $422 million, or 90%, to $893 million in 2014 from $471 million in 2013. These changes were primarily due to the reasons discussed above.

Nonoperating Expense

Net interest expense decreased by $31 million, or 9.7%, to $288 million in 2014 from $319 million in 2013. In 2014, losses on fuel derivatives, net of $271 million were substantially all comprised of unrealized losses, net, and in 2013 gains on fuel derivatives, net of $36 million were all comprised of unrealized gains, net.

Key Performance Non-GAAP Financial Indicators

We use net cruise revenues per ALBD (“net revenue yields”), net cruise costs per ALBD and net cruise costs excluding fuel per ALBD as significant non-GAAP financial measures of our cruise segments’ financial performance. These measures enable us to separate the impact of predictable capacity changes from the more unpredictable rate changes that affect our business; gains and losses on ship sales and ship impairments, net; and restructuring expenses that are not part of our core operating business. We believe these non-GAAP measures provide useful information to investors and expanded insight to measure our revenue and cost performance as a supplement to our U.S. GAAP consolidated financial statements.

Net revenue yields are commonly used in the cruise industry to measure a company’s cruise segment revenue performance and for revenue management purposes. We use “net cruise revenues” rather than “gross cruise revenues” to calculate net revenue yields. We believe that net cruise revenues is a more meaningful measure in determining revenue yield than gross cruise revenues because it reflects the cruise revenues earned net of our most significant variable costs, which are travel agent commissions, cost of air and other transportation, certain other costs that are directly associated with onboard and other revenues and credit and debit card fees. Substantially all of our remaining cruise costs are largely fixed, except for the impact of changing prices and food expenses, once our ship capacity levels have been determined.

Net passenger ticket revenues reflect gross passenger ticket revenues, net of commissions, transportation and other costs. Net onboard and other revenues reflect gross onboard and other revenues, net of onboard and other cruise costs. Net passenger ticket revenue yields and net onboard and other revenue yields are computed by dividing net passenger ticket revenues and net onboard and other revenues by ALBDs.

Net cruise costs per ALBD and net cruise costs excluding fuel per ALBD are the most significant measures we use to monitor our ability to control our cruise segments’ costs rather than gross cruise costs per ALBD. We exclude the same variable costs that are included in the calculation of net cruise revenues to calculate net cruise costs with and without fuel to avoid duplicating these variable costs in our non-GAAP financial measures. In addition, we exclude gains and losses on ship sales and ship impairments, net and restructuring expenses from our calculation of net cruise costs with and without fuel as they are not considered part of our core operating business and, therefore, are not an indication of our future earnings performance. As such, we also believe it is more meaningful for gains and losses on ship sales and ship impairments, net and restructuring expenses to be excluded from our net income and earnings per share and, accordingly, we present non-GAAP net income and non-GAAP earnings per share excluding these items.

In addition, because our EAA cruise brands utilize the euro, sterling and Australian dollar to measure their results and financial condition, the translation of those operations to our U.S. dollar reporting currency results in decreases in reported U.S. dollar revenues and expenses if the U.S. dollar strengthens against these foreign currencies and increases in reported U.S. dollar revenues and expenses if the U.S. dollar weakens against these foreign currencies. Accordingly, we also monitor and report these non-GAAP financial measures assuming the 2014 and 2013 periods’ currency exchange rates have remained constant with the 2013 and 2012 periods’ rates, respectively, or on a “constant dollar basis,” in order to remove the impact of changes in exchange rates on the translation of our EAA brands. We believe that this is a useful measure since it facilitates a comparative view of the changes in our business in a fluctuating currency exchange rate environment.

Although our constant dollar basis measure removes the foreign currency translational impact as discussed above, it does not remove the foreign currency transactional impact from changes in exchange rates on our brands' revenues and expenses that are denominated in a currency other than their functional currency. Historically, the foreign currency transactional impact has not been significant when measuring the periodic changes in our results of operations. However, given the continuing expansion of our global business and the heightened volatility in foreign currency exchange rates, we believe the foreign currency transactional impact will be more significant in measuring our 2015 results compared to 2014 than in previous years. See “Quantitative and Qualitative Disclosures About Market Risk” for a further discussion of the 2015 impact of foreign currency exchange rate changes.

We believe that the goodwill, trademark and other impairment charges and restructuring expenses recognized in 2014, 2013 and 2012 are special charges and, therefore, are also not an indication of our future earnings performance. As such, we believe it is more meaningful for these impairment charges and restructuring expenses to be excluded from our net income and earnings per share and, accordingly, we present non-GAAP net income and non-GAAP earnings per share excluding these charges.

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

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The presentation of our non-GAAP financial information is not intended to be considered in isolation from, as substitute for, or superior to the financial information prepared in accordance with U.S. GAAP. There are no specific rules for determining our non-GAAP current and constant dollar financial measures and, accordingly, they are susceptible to varying calculations, and it is possible that they may not be exactly comparable to the like-kind information presented by other companies, which is a potential risk associated with using these measures to compare us to other companies.

Consolidated gross and net revenue yields were computed by dividing the gross and net cruise revenues by ALBDs as follows (dollars in millions, except yields):

	Years Ended November 30,
	2014	2014 Constant Dollar	2013	2013 Constant Dollar	2012

Passenger ticket revenues	$11,889	$11,787	$11,648	$11,581	$11,658
Onboard and other revenues	3,780	3,765	3,598	3,588	3,513
Gross cruise revenues	15,669	15,552	15,246	15,169	15,171
Less cruise costs
Commissions, transportation and other	(2,299)	(2,277)	(2,303)	(2,285)	(2,292)
Onboard and other	(519)	(516)	(539)	(538)	(558)
	(2,818)	(2,793)	(2,842)	(2,823)	(2,850)
Net passenger ticket revenues	9,590	9,510	9,345	9,296	9,366
Net onboard and other revenues	3,261	3,249	3,059	3,050	2,955
Net cruise revenues	$12,851	$12,759	$12,404	$12,346	$12,321
ALBDs	75,999,952	75,999,952	74,032,939	74,032,939	71,975,652
Gross revenue yields	$206.17	$204.63	$205.94	$204.89	$210.78
% increase (decrease) vs. prior year	0.1%	(0.6)%	(2.3)%	(2.8)%
Net revenue yields	$169.09	$167.88	$167.56	$166.76	$171.18
% increase (decrease) vs. prior year	0.9%	0.2%	(2.1)%	(2.6)%
Net passenger ticket revenue yields	$126.18	$125.14	$126.23	$125.57	$130.13
% decrease vs. prior year	0.0%	(0.9)%	(3.0)%	(3.5)%
Net onboard and other revenue yields	$42.90	$42.75	$41.33	$41.19	$41.05
% increase vs. prior year	3.8%	3.4%	0.7%	0.4%

Consolidated gross and net cruise costs and net cruise costs excluding fuel per ALBD were computed by dividing the gross and net cruise costs and net cruise costs excluding fuel by ALBDs as follows (dollars in millions, except costs per ALBD):

	Years Ended November 30,
	2014	2014 Constant Dollar	2013	2013 Constant Dollar	2012

Cruise operating expenses	$10,243	$10,184	$10,481	$10,434	$10,166
Cruise selling and administrative expenses	2,046	2,035	1,871	1,864	1,713
Gross cruise costs	12,289	12,219	12,352	12,298	11,879
Less cruise costs included above
Commissions, transportation and other	(2,299)	(2,277)	(2,303)	(2,285)	(2,292)
Onboard and other	(519)	(516)	(539)	(538)	(558)
Losses on ship sales and ship impairments, net	(2)	(5)	(178)	(167)	(49)
Restructuring expenses	(18)	(18)	—	—	—
Net cruise costs	9,451	9,403	9,332	9,308	8,980
Less fuel	(2,033)	(2,033)	(2,208)	(2,208)	(2,381)
Net cruise costs excluding fuel	$7,418	$7,370	$7,124	$7,100	$6,599
ALBDs	75,999,952	75,999,952	74,032,939	74,032,939	71,975,652
Gross cruise costs per ALBD	$161.69	$160.77	$166.83	$166.12	$165.04
% (decrease) increase vs. prior year	(3.1)%	(3.6)%	1.1%	0.6%
Net cruise costs per ALBD	$124.35	$123.70	$126.05	$125.74	$124.77
% (decrease) increase vs. prior year	(1.3)%	(1.9)%	1.0%	0.8%
Net cruise costs excluding fuel per ALBD	$97.60	$96.95	$96.23	$95.91	$91.69
% increase vs. prior year	1.4%	0.8%	4.9%	4.6%

Non-GAAP diluted earnings per share was computed as follows (in millions, except per share data):

	Years Ended November 30,
	2014		2013		2012
Net income - diluted
U.S. GAAP net income	$1,236		$1,078		$1,298
Losses on ship sales and ship impairments, net	2	(a)	163	(b)	49	(c)
Goodwill, trademark and other impairment charges	—		27	(d)	173	(e)
Restructuring expenses	18		—		—
Unrealized losses (gains) on fuel derivatives, net	268		(36)		(6)
Non-GAAP net income	$1,524		$1,232		$1,514
Weighted-average shares outstanding - diluted	778		777		779

Earnings per share - diluted
U.S. GAAP earnings per share	$1.59		$1.39		$1.67
Losses on ship sales and ship impairments, net	—	(a)	0.21	(b)	0.06	(c)
Goodwill, trademark and other impairment charges	—		0.03	(d)	0.22	(e)
Restructuring expenses	0.02		—		—
Unrealized losses (gains) on fuel derivatives, net	0.35		(0.05)		(0.01)
Non-GAAP earnings per share	$1.96		$1.58		$1.94

(a)
Represents impairment charges of $22 million for Grand Celebration and $31 million for Grand Holiday, partially offset by gains of $37 million from the sale of Costa Voyager and $14 million from the sale of Ocean Princess.

(b)
Substantially due to $176 million of impairment charges related to Costa Classica and Costa Voyager, partially offset by a $15 million gain in our Tour and Other segment from the sale of a former Holland America Line ship, which was on charter to an unaffiliated entity.

(c)	Represents impairment charges of $34 million for Costa Allegra and $23 million for two Seabourn ships, partially offset by an $8 million gain on the sale of Pacific Sun.

(d)	Represents impairment charges of $14 million for an investment and $13 million for Ibero’s remaining trademarks’ carrying value.

(e)	Represents impairment charges for Ibero’s goodwill and trademarks.

Net cruise revenues increased by $447 million, or 3.6%, to $12.9 billion in 2014 from $12.4 billion in 2013. This increase was caused by our 2.7% capacity increase in ALBDs, which accounted for $330 million, the 2014 net currency impact, which accounted for $92 million, and a slight increase in constant dollar net revenue yields, which accounted for $24 million. The increase in net revenue yields on a constant dollar basis was caused by a 3.4% increase in net onboard and other revenue yields, partially offset by a slight decrease in net passenger ticket revenue yields. The 3.4% increase in net onboard and other revenue yields resulted from a 3.7% increase from our North America brands and a 2.8% increase from our EAA brands, which included increases in primarily all the net onboard revenue categories. The slight decrease in net passenger ticket revenue yields was driven by our North America brands' promotional pricing environment in the Caribbean resulting from the large increase in cruise industry capacity, partially offset by improvements at our continental European brands. Gross cruise revenues increased by $423 million, or 2.8%, to $15.7 billion in 2014 from $15.2 billion in 2013 for largely the same reasons as discussed above.

Net cruise costs excluding fuel increased by $294 million, or 4.1%, to $7.4 billion in 2014 from $7.1 billion in 2013. The increase was caused by our 2.7% capacity increase in ALBDs, which accounted for $190 million, a slight increase in constant dollar net cruise costs excluding fuel per ALBD, which accounted for $55 million, and the 2014 net currency impact, which accounted for $49 million.

Fuel costs decreased by $175 million, or 7.9%, to $2.0 billion in 2014 from $2.2 billion in 2013. This was caused by lower fuel prices, which accounted for $126 million, and lower fuel consumption per ALBD, which accounted for $107 million, partially offset by our 2.7% capacity increase in ALBDs, which accounted for $59 million.

Gross cruise costs decreased slightly by $63 million to $12.3 billion in 2014 from $12.4 billion in 2013 for principally the same reasons as discussed above.

2013 Compared to 2012

Revenues

Consolidated

Cruise passenger ticket revenues made up 75% of our 2013 total revenues. Cruise passenger ticket revenues decreased slightly by $10 million to $11.6 billion in 2013 from $11.7 billion in 2012.

This decrease was caused by:

•	$358 million - decrease in cruise ticket pricing and

•	$42 million - decrease in occupancy.

These decreases were offset by:

•	$333 million - 2.9% capacity increase in ALBDs and

•	$67 million - foreign currency translational impact from a weaker U.S. dollar against the euro, net of a stronger U.S. dollar against the sterling and Australian dollar (“2013 net currency impact”).

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

This decrease was caused by:

•	$168 million - decrease in cruise ticket pricing and

•	$79 million - slight decrease in occupancy.

These decreases were partially offset by:

•	$173 million - 2.5% capacity increase in ALBDs and

•	$37 million - increase in air transportation revenues from guests who purchased their tickets from us.

Our cruise ticket pricing decline was driven by promotional pricing at Carnival Cruise Line.

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

This increase was caused by:

•	$163 million - 3.4% capacity increase in ALBDs;

•	$67 million - 2013 net currency impact and

•	$47 million - slight increase in occupancy.

These increases were partially offset by:

•	$191 million - decrease in cruise ticket pricing and

•	$44 million - decrease in air transportation revenues from guests who purchased their tickets from us.

Our cruise ticket pricing decline, which was affected by the ongoing challenging economic environment in Europe, was caused by our European brands.

The remaining 19% of 2013 total revenues were comprised of onboard and other cruise revenues, which increased by $45 million, or 4.3% to $1.1 billion in 2013 from $1.0 billion in 2012. This increase was principally due to our 3.4% capacity increase in ALBDs, which accounted for $36 million. Onboard and other revenues included concession revenues of $370 million in 2013 and $356 million in 2012.

Costs and Expenses

Consolidated

Operating costs and expenses increased by $304 million, or 2.9%, to $10.6 billion in 2013 from $10.3 billion in 2012.

This increase was caused by:

•	$291 million - 2.9% capacity increase in ALBDs;

•	$176 million - impairment charges related to Costa Classica and Costa Voyager;

•	$56 million - additional costs and expenses related to the 2013 voyage disruptions, net of third-party insurance recoverables of $20 million;

•	$46 million - 2013 net currency impact;

•	$46 million - higher dry-dock and other ship repair and maintenance expenses;

•	$34 million - nonrecurrence in 2013 of Costa’s insurance proceeds for a ship in excess of its net book value ("Costa’s excess insurance proceeds") and Cunard’s litigation settlement;

•	$20 million - higher insurance premiums;

•	$15 million - MNOPF special expense assessment and

•	$14 million - new market development initiative costs.

These increases were partially offset by:

•	$131 million - lower fuel consumption per ALBD;

•	$111 million - lower fuel prices;

•
$65 million - decreases in commissions, transportation and other related expenses driven by lower cruise ticket pricing, partially offset by increases in air transportation costs related to guests who purchased their tickets from us;

•	$34 million - nonrecurrence in 2013 of the 2012 Costa Allegra ship impairment charge;

•	$29 million - nonrecurrence in 2013 of the January 2012 ship incident-related expenses and

•	$24 million - various other operating expenses, net.

Selling and administrative expenses increased by $159 million, or 9.2%, to $1.9 billion in 2013 from $1.7 billion in 2012.

Depreciation and amortization expenses increased by $61 million, or 4.0%, to $1.6 billion in 2013 from $1.5 billion in 2012.

In 2013, a $13 million impairment charge was recorded for Ibero’s trademarks. In 2012, $173 million of impairment charges were recorded for Ibero’s goodwill and trademarks. See Note 10 - “Fair Value Measurements, Derivative Instruments and Hedging Activities” in the consolidated financial statements for additional discussion of these impairment charges.

Our total costs and expenses as a percentage of revenues increased to 91% in 2013 from 89% in 2012.

North America Brands

Operating costs and expenses increased by $179 million, or 2.9%, to $6.3 billion in 2013 from $6.1 billion in 2012.

This increase was caused by:

•	$154 million - 2.5% capacity increase in ALBDs;

•	$63 million - higher dry-dock and other ship repair and maintenance expenses;

•	$56 million - additional costs and expenses related to the 2013 voyage disruptions, net of third-party insurance recoverables of $20 million;

•
$23 million - increases in commissions, transportation and other related expenses driven by increases in air transportation costs related to guests who purchased their tickets from us, partially offset by the impact of lower cruise ticket pricing;

•	$14 million - new market development initiative costs and

•	$45 million - various other operating expenses, net.

These increases were partially offset by:

•	$58 million - lower fuel consumption per ALBD;

•	$53 million - lower fuel prices;

•	$39 million - intersegment transaction, which was fully offset in our Cruise Support segment and

•	$26 million - slight decrease in occupancy.

Selling and administrative expenses increased by $99 million, or 10%, to $1.0 billion in 2013 from $949 million in 2012. The increase was caused by higher advertising spend, which accounted for $57 million, new market development initiative costs, which accounted for $26 million, and our 2.5% capacity increase in ALBDs, which accounted for $24 million.

Our total costs and expenses as a percentage of revenues increased to 90% in 2013 from 86% in 2012.

EAA Brands

Operating costs and expenses increased by $127 million, or 3.2%, $4.1 billion in 2013 from $4.0 billion in 2012.

This increase was caused by:

•	$176 million - impairment charges related to Costa Classica and Costa Voyager;

•	$136 million - 3.4% capacity increase in ALBDs;

•	$46 million - 2013 net currency impact;

•	$34 million - nonrecurrence in 2013 of Costa’s excess insurance proceeds and Cunard’s litigation settlement and

•	$9 million - MNOPF special expense assessment.

These increases were partially offset by:

•
$100 million - decreases in commissions, transportation and other related expenses driven by lower cruise ticket pricing and a decrease in air transportation costs related to guests who purchased their tickets from us;

•	$72 million - lower fuel consumption per ALBD;

•	$58 million - lower fuel prices;

•	$34 million - nonrecurrence in 2013 of the 2012 Costa Allegra impairment charge and

•	$29 million - nonrecurrence in 2013 of the January 2012 ship incident-related expenses.

In 2013, a $13 million impairment charge was recorded for Ibero’s trademarks. In 2012, $173 million of impairment charges were recorded for Ibero’s goodwill and trademarks.

Our total costs and expenses as a percentage of revenues decreased to 92% in 2013 from 93% in 2012.

Operating Income

Our consolidated operating income decreased by $290 million, or 18%, to $1.4 billion in 2013 from $1.6 billion in 2012. Our North America brands’ operating income decreased by $321 million, or 25%, to $956 million in 2013 from $1.3 billion in 2012, and our EAA brands’ operating income increased by $38 million, or 8.8%, to $471 million in 2013 from $433 million in 2012. These changes were primarily due to the reasons discussed above.

Key Performance Non-GAAP Financial Indicators

Net cruise revenues increased slightly by $83 million to $12.4 billion in 2013 from $12.3 billion in 2012. This was caused by our 2.9% capacity increase in ALBDs, which accounted for $352 million, and the 2013 net currency impact, which accounted for $58 million, partially offset by a 2.6% decrease in constant dollar net revenue yields, which accounted for $327 million. The 2.6% decrease in net revenue yields on a constant dollar basis was caused by a 3.5% decrease in net passenger ticket revenue yields, partially offset by a slight increase in net onboard and other revenue yields. The 3.5% decrease in net passenger ticket revenue yields was driven by our North America brands’ 3.8% net yield decrease, which was driven by promotional pricing at Carnival Cruise Line. In addition, our EAA brands’ net passenger ticket revenue yields decreased 2.8%, which was affected by the ongoing challenging economic environment in Europe. Although Costa’s net passenger ticket revenue yields increased, they were more than offset by decreases at our other European brands. Gross cruise revenues increased slightly by $75 million and remained at $15.2 billion in both 2013 and 2012 for largely the same reasons as discussed above.

Net cruise costs excluding fuel increased by $525 million, or 8.0%, to $7.1 billion in 2013 from $6.6 billion in 2012. The increase was caused by a 4.6% increase in constant dollar net cruise costs excluding fuel per ALBD, which accounted for $313 million, our 2.9% capacity increase in ALBDs, which accounted for $189 million, and the 2013 net currency impact, which accounted for $23 million.

The 4.6% increase in constant dollar net cruise costs excluding fuel per ALBD was caused by:

•	$56 million - additional costs and expenses related to the 2013 voyage disruptions, net of third-party insurance recoverables of $20 million;

•	$46 million - higher dry-dock and other ship repair and maintenance expenses;

•	$44 million - higher advertising spend;

•	$40 million - new market development initiative costs;

•	$34 million - nonrecurrence in 2013 of Costa’s excess insurance proceeds and Cunard’s litigation settlement;

•	$20 million - higher insurance premiums;

•	$15 million - MNOPF special expense assessment and

•	$87 million - various other operating expenses, net.

These increases were partially offset by:

•	$29 million - nonrecurrence in 2013 of the January 2012 ship incident-related expenses.

Fuel costs decreased by $173 million, or 7.3%, to $2.2 billion in 2013 from $2.4 billion in 2012. This was caused by a 5.3% decrease in fuel consumption per ALBD, which accounted for $131 million, and lower fuel prices, which accounted for $111 million, partially offset by our 2.9% capacity increase in ALBDs, which accounted for $68 million.

Gross cruise costs increased by $473 million, or 4.0% to $12.4 billion in 2013 from $11.9 billion in 2012 for principally the same reasons as discussed above.
Liquidity, Financial Condition and Capital Resources

Our primary financial goals are to profitably grow our cruise business and increase our return on invested capital, reaching double digit returns in the next three to four years, while maintaining a strong balance sheet. Our ability to generate significant operating cash flows allows us to internally fund our capital investments. Our goal is to return excess free cash flows to our shareholders in the form of additional dividends and/or share buybacks. In addition, we are committed to maintaining our strong investment grade credit ratings, which are among the highest in the leisure travel industry. Other objectives of our capital structure policy are to maintain a sufficient level of liquidity with our available cash and cash equivalents and committed financings for immediate and future liquidity needs, and a reasonable debt maturity profile that is spread out over a number of years.

Based on our historical results, projections and financial condition, we believe that our future operating cash flows and liquidity will be sufficient to fund all of our expected capital projects including shipbuilding commitments, ship improvements, debt service requirements, working capital needs and other firm commitments over the next several years. We believe that our ability to generate significant operating cash flows and our strong balance sheet as evidenced by our investment grade credit ratings provide us with the ability in most financial credit market environments to obtain debt financing, as needed. Our future operating cash flows and our ability to issue debt can be adversely impacted by numerous factors outside our control including, but not limited to, those noted under “Cautionary Note Concerning Factors That May Affect Future Results.” If our long-term senior unsecured credit ratings were to be downgraded or assigned a negative outlook, our access to and cost of debt financing may be negatively impacted.

At November 30, 2014, we had a working capital deficit of $5.4 billion. This deficit included $3.0 billion of current customer deposits, which represent the passenger revenues already collected for cruises departing over the next twelve months and, accordingly, are substantially more like deferred revenue balances rather than actual current cash liabilities. Our November 30, 2014 working capital deficit also included $1.7 billion of current debt obligations. We continue to generate significant cash from operations and have a strong balance sheet. This strong balance sheet provides us with the ability to refinance our current debt obligations before, or as they become due, in most financial credit market environments. We also have our revolving credit facilities available to provide long-term rollover financing should the need arise, or if we choose to do so. After excluding current customer deposits and current debt obligations from our November 30, 2014 working capital deficit balance, our non-GAAP adjusted working capital deficit was $661 million. Our business model, along with our strong balance sheet and unsecured revolving credit facilities, allows us to operate with a working capital deficit and still meet our operating, investing and financing needs. We believe we will continue to have working capital deficits for the foreseeable future.

At November 30, 2013, the U.S. dollar was $1.63 to sterling, $1.36 to the euro and $0.91 to the Australian dollar. Had these November 30, 2013 currency exchange rates been used to translate our November 30, 2014 non-U.S. dollar functional currency operations’ assets and liabilities instead of the November 30, 2014 U.S. dollar exchange rates of $1.56 to sterling, $1.25 to the euro and $0.85 to the Australian dollar, our total assets and liabilities would have been higher by $1.2 billion and $565 million, respectively.

Sources and Uses of Cash

Our business provided $3.4 billion of net cash from operations during 2014, an increase of $596 million, or 21%, compared to $2.8 billion in 2013. This increase was substantially due to more cash being provided from our operating results and an increase in customer deposits.

During 2014, our expenditures for capital projects were $2.6 billion, of which $1.5 billion was spent on our ongoing new shipbuilding program, substantially for Regal Princess and Costa Diadema. In addition to our new shipbuilding program, we had capital expenditures of $754 million for ship improvements and replacements and $305 million for information technology, buildings and improvements, and other assets. Furthermore, in 2014 we sold Costa Voyager and received $42 million in cash proceeds.
During 2014, we borrowed a net $617 million of short-term borrowings in connection with our availability of, and needs for, cash at various times throughout the year. In addition, during 2014 we repaid $2.5 billion of long-term debt, including early repayments of $839 million of three bank loans and $590 million of two export credit facilities. Furthermore, during 2014 we borrowed $1.6 billion of new long-term debt under two export credit facilities and three bank loans. Finally, during 2014 we paid cash dividends of $776 million.

Future Commitments and Funding Sources

At November 30, 2014, our contractual cash obligations, including ship construction contracts entered into through January 22, 2015, were as follows (in millions):

	Payments Due by
	2015	2016	2017	2018	2019	Thereafter	Total
Recorded Contractual Cash Obligations
Short-term borrowings	$666						$666
Long-term debt (a)	1,059	$1,785	$634	$1,302	$685	$2,957	8,422
Other long-term liabilities reflected on the balance sheet (b)	—	245	187	158	59	175	824
Unrecorded Contractual Cash Obligations
Shipbuilding (c)	1,560	1,881	815	1,371	—	—	5,627
Operating leases (c)	56	45	30	25	24	147	327
Port facilities and other (c)	231	188	141	110	70	600	1,340
Purchase obligations (d)	903	71	30	22	14	4	1,044
Fixed rate interest payments (e)	182	157	127	103	86	331	986
Floating rate interest payments (e)	37	43	48	48	43	127	346
Total Contractual Cash Obligations (f)	$4,694	$4,415	$2,012	$3,139	$981	$4,341	$19,582

(a)	Our long-term debt has a weighted-average maturity of 4.3 years. See Note 5 - “Unsecured Debt” in the consolidated financial statements for additional information regarding these debt obligations.

(b)
Represents cash outflows for certain of our long-term liabilities that could be reasonably estimated. The primary outflows are for estimates of our compensation plans’ obligations, crew and guest claims, uncertain income tax position liabilities and certain deferred income taxes. Customer deposits and certain other deferred income taxes have been excluded from the table because they do not require a cash settlement in the future.

(c)
Our shipbuilding contractual obligations are legal commitments and, accordingly, cannot be cancelled without cause by the shipyards or us, and such cancellation will subject the defaulting party to significant contractual liquidating damage payments. See Note 6 - “Commitments” in the consolidated financial statements for additional information regarding these contractual cash obligations.

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

(e)
Fixed rate interest payments represent cash outflows for fixed interest payments, including interest swapped from a floating rate to a fixed rate. Floating rate interest payments represent forecasted cash outflows for interest payments on floating rate debt, including interest swapped from a fixed rate to a floating rate, using the November 30, 2014 forward interest rates for the remaining terms of the loans.

(f)	Amounts payable in foreign currencies, which are principally the euro, sterling and Australian dollars, are based on the November 30, 2014 exchange rates.

As of November 30, 2014, as adjusted for our new ship orders through January 22, 2015, our total annual capital expenditures consist of ships under contract for construction, estimated improvements to existing ships and shoreside assets and for 2015, 2016, 2017 and 2018 are expected to be $3.0 billion, $3.3 billion, $2.1 billion and $2.5 billion, respectively.

The year-over-year percentage increase in our annual capacity is currently expected to be 2.0%, 4.4%, 2.8% and 1.9% for 2015, 2016, 2017 and 2018, respectively. These percentage increases are expected to result primarily from contracted new ships entering service, partially offset by Costa Celebration, Grand Holiday and Seabourn Pride having left the fleet through January 22, 2015, and Seabourn Legend, Seabourn Spirit and Ocean Princess leaving the fleet by April 2015, May 2015 and March 2016, respectively.

Our Boards of Directors have authorized, subject to certain restrictions, the repurchase of up to an aggregate of $1 billion of Carnival Corporation common stock and/or Carnival plc ordinary shares under the Repurchase Program. Since March 2013, the remaining availability under the Repurchase Program was $975 million. See Note 9 - “Shareholders’ Equity” in the consolidated financial statements for a further discussion of the Repurchase Program.

In addition to the Repurchase Program, the Boards of Directors authorized, in October 2008, the repurchase of up to 19.2 million Carnival plc ordinary shares and, in January 2013, the repurchase of up to 32.8 million shares of Carnival Corporation common stock under the Stock Swap programs. Depending on market conditions and other factors, we may repurchase shares of Carnival Corporation common stock and/or Carnival plc ordinary shares under the Repurchase Program and the Stock Swap programs concurrently. We use the Stock Swap programs in situations where we can obtain an economic benefit because either Carnival Corporation common stock or Carnival plc ordinary shares are trading at a price that is at a premium or discount to the price of Carnival plc ordinary shares or Carnival Corporation common stock, as the case may be. Any realized economic benefit under the Stock Swap programs is used for general corporate purposes, which could include repurchasing additional stock under the Repurchase Program. Carnival plc ordinary share repurchases under both the Repurchase Program and the Stock Swap programs require annual shareholder approval. The existing shareholder approval is limited to a maximum of 21.5 million ordinary shares and is valid until the earlier of the conclusion of the Carnival plc 2015 annual general meeting or October 16, 2015. Finally, under the Stock Swap programs, any sales of the Carnival Corporation common stock and Carnival plc ordinary shares have been or will be registered under the Securities Act of 1933.

At January 22, 2015, the remaining availability under the Stock Swap programs was 18.1 million Carnival plc ordinary shares and 32.0 million shares of Carnival Corporation common stock. See Note 9 - “Shareholders’ Equity” in the consolidated financial statements for a further discussion of the Stock Swap programs.

At November 30, 2014, we had liquidity of $4.9 billion. Our liquidity consisted of $92 million of cash and cash equivalents, which excludes $239 million of cash used for current operations, $2.3 billion available for borrowing under our revolving credit facilities, net of our commercial paper borrowings, and $2.5 billion under our committed future financings, which are comprised of ship export credit facilities. Of this $2.5 billion, $0.9 billion and $1.6 billion are scheduled to be funded in 2015 and 2016, respectively. At November 30, 2014, substantially all of our revolving credit facilities are scheduled to mature in 2019, except for $300 million that matures in 2020. These commitments are from numerous large and well-established banks and export credit agencies, which we believe will honor their contractual agreements with us.

Substantially all of our debt agreements contain financial covenants as described in Note 5 - “Unsecured Debt” in the consolidated financial statements. At November 30, 2014, we believe we were in compliance with our debt covenants. In addition, based on, among other things, our forecasted operating results, financial condition and cash flows, we expect to be in compliance with our debt covenants for the foreseeable future. Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables could become due, and all debt and derivative contracts could be terminated.

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

Quantitative and Qualitative Disclosures About Market Risk

For a discussion of our hedging strategies and market risks, see the discussion below and Note 10 - “Fair Value Measurements, Derivative Instruments and Hedging Activities” in the consolidated financial statements.

Foreign Currency Exchange Rate Risks

Operational Currency Risks

We have foreign operations that have functional currencies other than the U.S. dollar, which result in foreign currency translational impacts. Our operations execute transactions in a number of currencies different than their functional currencies, principally the euro, sterling and Australian and U.S. dollars, which result in foreign currency transactional impacts. Based on a 10% hypothetical change in all currency exchange rates that were used in our December 19, 2014 guidance, we estimate that our 2015 first quarter and full year December 19, 2014 non-GAAP guidance would change by $0.04 per share and $0.30 per share, respectively, including both the foreign currency translational and transactional impacts.

Investment Currency Risks

We have $403 million of foreign currency forwards that are designated as hedges of our net investments in foreign operations, which have a euro-denominated functional currency, thus partially offsetting this foreign currency exchange rate risk. Based on a 10% hypothetical change in the U.S. dollar to euro exchange rate as of November 30, 2014, we estimate that these foreign currency forwards’ fair values would change by $40 million, which would be offset by a corresponding change of $40 million in the U.S. dollar value of our net investments.

Newbuild Currency Risks

In 2012, we entered into foreign currency zero cost collars that are designated as cash flow hedges for a portion of P&O Cruises (UK) Britannia’s euro-denominated shipyard payments. These collars mature in February 2015 at a weighted-average ceiling of $287 million and a weighted-average floor of $266 million. In 2014, we entered into foreign currency zero cost collars that are also designated as cash flow hedges for the remaining unhedged portion of Britannia’s euro-denominated shipyard payments. These collars also mature in February 2015 at a weighted-average ceiling of $281 million and a weighted-average floor of $274 million. If the spot rate is between the weighted average ceiling and floor rates on the date of maturity, then we would not owe or receive any payments under these collars. At November 30, 2014, the estimated fair value of these outstanding foreign currency zero cost collars was a nominal liability. Based on a 10% hypothetical increase or decrease in the November 30, 2014 sterling rates to euro exchange rates, we estimate the fair value of these collars would increase $26 million or decrease $27 million, respectively.

On January 22, 2015, we entered into foreign currency zero cost collars that are designated as cash flow hedges for a portion of a Princess and Seabourn newbuilds' euro-denominated shipyard payments. The Princess newbuild’s collars mature in March 2017 at a weighted-average ceiling of $590 million and a weighted-average floor of $504 million. The Seabourn newbuild’s collars mature in November 2016 at a weighted-average ceiling of $221 million and a weighted-average floor of $185 million. If the spot rate is between the weighted-average ceiling and floor rates on the date of maturity, then we would not owe or receive any payments under these collars.

At January 22, 2015, substantially all of our remaining newbuild currency exchange rate risk relates to euro-denominated newbuild construction payments for a Carnival Cruise Line, Holland America Line and Seabourn newbuild, which represent a total unhedged commitment of $1.7 billion. The functional currency cost of each of these ships will increase or decrease based on changes in the exchange rates until the payments are made under the shipbuilding contract, or we enter into a foreign currency hedge. Based on a 10% hypothetical change in the U.S. dollar to euro exchange rates as of November 30, 2014, the unpaid cost of these ships would have a corresponding change of $171 million.

Interest Rate Risks

At November 30, 2014, we have interest rate swaps that have effectively changed $500 million of fixed rate debt to U.S. dollar LIBOR-based floating rate debt and $750 million of EURIBOR-based floating rate euro debt to fixed rate euro debt. Based on a 10% hypothetical change in the November 30, 2014 market interest rates, the fair value of all our debt and related interest rate swaps would change by $96 million. In addition, based on a 10% hypothetical change in the November 30, 2014 market interest rates, our annual interest expense on floating rate debt, including the effect of our interest rate swaps, would change by an insignificant amount. Substantially all of our fixed rate debt can only be called or prepaid by incurring additional costs.

Fuel Price Risks

Our exposure to market risk for changes in fuel prices substantially all relates to the consumption of fuel on our ships. We expect to consume approximately 3.2 million metric tons of fuel in 2015. Based on a 10% hypothetical change in our December 19, 2014 guidances’ forecasted average fuel price, we estimate that our 2015 fuel expense, excluding the effect of zero cost collar fuel derivatives, would change by $139 million.

We mitigate a portion of our economic risk attributable to potential fuel price increases through the use of Brent zero cost collars. The actual fuel we use on our ships is marine fuel. See Note 10 - “Fair Value Measurements, Derivative Instruments and Hedging Activities” in the consolidated financial statements for additional discussion of our fuel derivatives.

At November 30, 2014, our fuel derivatives cover a portion of our estimated fuel consumption through 2018. At November 30, 2014, the estimated fair value of our outstanding fuel derivative contracts was a net liability of $229 million. Based on a 10% hypothetical increase or decrease in the November 30, 2014 Brent forward price curve, we estimate the fair value of our fuel derivatives would increase $127 million or decrease $152 million, respectively.

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below for 2010 through 2014 and as of the end of each such year, except for the statistical data, are derived from our audited consolidated financial statements and should be read in conjunction with those consolidated financial statements and the related notes.

	Years Ended November 30,
	2014	2013	2012		2011	2010
	(dollars in millions, except per share, per ton and currency data)
Statements of Income Data
Revenues	$15,884	$15,456	$15,382		$15,793	$14,469
Operating income	$1,792	$1,352	$1,642		$2,255	$2,347
Net income (a)	$1,236	$1,078	$1,298		$1,912	$1,978
Earnings per share
Basic	$1.59	$1.39	$1.67		$2.43	$2.51
Diluted	$1.59	$1.39	$1.67		$2.42	$2.47
Non-GAAP net income (a)	$1,524	$1,232	$1,514		$1,939	$1,934
Non-GAAP earnings per share - diluted (a)	$1.96	$1.58	$1.94		$2.46	$2.42
Dividends declared per share	$1.00	$1.00	$1.50	(b)	$1.00	$0.40

Statements of Cash Flow Data
Cash provided by operating activities	$3,430	$2,834	$2,999		$3,766	$3,818
Cash used in investing activities	$2,507	$2,056	$1,772	(c)	$2,646	$3,501
Capital expenditures	$2,583	$2,149	$2,332		$2,696	$3,579
Cash used in financing activities	$1,028	$780	$1,190		$1,093	$404
Dividends paid	$776	$1,164	$779		$671	$237

Statistical Data
ALBDs (in thousands)	76,000	74,033	71,976		69,971	66,545
Occupancy percentage	104.1%	105.1%	105.5%		106.2%	105.6%
Passengers carried (in thousands)	10,566	10,061	9,829		9,559	9,147
Fuel consumption in metric tons (in thousands)	3,194	3,266	3,354		3,395	3,319
Fuel consumption in metric tons per ALBD	0.042	0.044	0.047		0.049	0.050
Fuel cost per metric ton consumed	$636	$676	$710		$646	$489
Currencies
U.S. dollar to €1	$1.34	$1.32	$1.28		$1.40	$1.33
U.S. dollar to £1	$1.66	$1.56	$1.58		$1.60	$1.55
U.S. dollar to Australian dollar	$0.91	$0.98	$1.03		$1.03	$0.91

	As of November 30,
	2014	2013	2012		2011	2010
	(dollars in millions)
Balance Sheet and Other Data
Total assets	$39,532	$40,104	$39,161		$38,637	$37,490
Total debt	$9,088	$9,560	$8,902		$9,353	$9,364
Total shareholders’ equity	$24,288	$24,556	$23,929		$23,832	$23,031
Total debt to capital (d)	27.2%	28.0%	27.1%		28.2%	28.9%

(a)	Non-GAAP net income and fully diluted earnings per share were computed as follows:

	As of November 30,
	2014	2013	2012	2011		2010
Net income - diluted
U.S. GAAP net income	$1,236	$1,078	$1,298	$1,912		$1,978
Losses (gains) on ship sales and ship impairments, net (i)	2	163	49	28	(ii)	(44)	(iii)
Goodwill, trademark and other impairment charges (i)	—	27	173	—		—
Restructuring expenses (i)	18	—	—	—		—
Unrealized losses (gains) on fuel derivatives, net	268	(36)	(6)	(1)		—
Non-GAAP net income	$1,524	$1,232	$1,514	$1,939		$1,934

Weighted-average shares outstanding - diluted	778	777	779	789		805

Earnings per share - diluted
U.S. GAAP earnings per share	$1.59	$1.39	$1.67	$2.42		$2.47
Losses (gains) on ship sales and ship impairments, net (i)	—	0.21	0.06	0.04	(ii)	(0.05)	(iii)
Goodwill, trademark and other impairment charges (i)	—	0.03	0.22	—		—
Restructuring expenses (i)	0.02	—	—	—		—
Unrealized losses (gains) on fuel derivatives, net	0.35	(0.05)	(0.01)	—		—
Non-GAAP earnings per share (i)	$1.96	$1.58	$1.94	$2.46	(ii)	$2.42	(iii)

(i).
See “Key Performance Non-GAAP Financial Indicators” for further discussion of the losses (gains) on ship sales and ship impairments, net; goodwill, trademark and other impairment charges and restructuring expenses for the years ended November 30, 2014, 2013, and 2012.

(ii).	Represents impairment charges related to the sale of Costa Marina and Pacific Sun.

(iii).	Represents the 2010 gain on the sale of P&O Cruises (UK)’s Artemis.
(b)    Includes a special dividend of $0.50 per share.
(c)    Net of $508 million of insurance proceeds received for the total loss of a ship.
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

	Carnival Corporation		Carnival plc
	Per Share		Per Ordinary Share		Per ADS
	High	Low	High	Low	High	Low
2014
Fourth Quarter	$44.44	$33.11	£28.25	£20.93	$44.24	$33.47
Third Quarter	$40.65	$35.70	£24.86	£20.85	$41.75	$35.37
Second Quarter	$40.41	$35.79	£25.10	£21.84	$41.03	$36.35
First Quarter	$41.89	$34.82	£26.15	£21.11	$42.77	$35.04

2013
Fourth Quarter	$37.96	$31.44	£24.86	£20.22	$39.36	$32.33
Third Quarter	$38.04	$32.06	£26.12	£21.08	$39.74	$32.91
Second Quarter	$36.56	$32.51	£25.65	£20.17	$38.40	$33.32
First Quarter	$39.95	$34.37	£26.38	£23.44	$41.80	$36.05

As of January 20, 2015, there were 3,476 holders of record of Carnival Corporation common stock and 33,508 holders of record of Carnival plc ordinary shares and 104 holders of record of Carnival plc ADSs. The past performance of our share prices cannot be relied on as a guide to their future performance.

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

	Assumes $100 Invested on November 30, 2009 Assumes Dividends Reinvested Years Ended November 30,
	2009	2010	2011	2012	2013	2014

Carnival Corporation Common Stock	$100	$130	$108	$129	$126	$158
Dow Jones Recreational Index	$100	$134	$116	$147	$169	$225
FTSE 100 Index	$100	$105	$110	$125	$150	$149
Morningstar Leisure Index	$100	$164	$154	$182	$269	$297
S&P 500 Index	$100	$110	$119	$138	$179	$210

Carnival plc

The following graph compares the Price Performance of $100 invested in Carnival plc ADSs, each representing one ordinary share of Carnival plc, with the Price Performance of $100 invested in each of the indexes noted below. The Price Performance is calculated in the same manner as previously discussed.

	Assumes $100 Invested on November 30, 2009 Assumes Dividends Reinvested Years Ended November 30,
	2009	2010	2011	2012	2013	2014

Carnival plc ADS	$100	$124	$106	$129	$121	$150
Dow Jones Recreational Index	$100	$134	$116	$147	$169	$225
FTSE 100 Index	$100	$105	$110	$125	$150	$149
Morningstar Leisure Index	$100	$164	$154	$182	$269	$297
S&P 500 Index	$100	$110	$119	$138	$179	$210

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

Quarterly financial results for 2014 were as follows (in millions, except per share data):

	Quarters Ended
	February 28	May 31	August 31	November 30

Revenues	$3,585	$3,633	$4,947	$3,718
Operating income	$72	$155	$1,298	$267
Net (loss) income (a)	$(15)	$106	$1,247	$(102)
(Loss) earnings per share
Basic	$(0.02)	$0.14	$1.61	$(0.13)
Diluted (a)	$(0.02)	$0.14	$1.60	$(0.13)
Non-GAAP net income (a)	$2	$80	$1,232	$210
Non-GAAP earnings per share - diluted (a)	$0.00	$0.10	$1.58	$0.27
Dividends declared per share	$0.25	$0.25	$0.25	$0.25

(a)	Non-GAAP net income and fully diluted earnings per share were computed as follows:

	Quarters Ended
	February 28	May 31	August 31	November 30
Net income - diluted
U.S. GAAP net (loss) income	$(15)	$106	$1,247	$(102)
(Gains) on ship sales and ship impairments, net	—	(15)	—	17
Restructuring expenses	—	—	—	18
Unrealized losses (gains) on fuel derivatives, net	17	(11)	(15)	277
Non-GAAP net income	$2	$80	$1,232	$210

Weighted-average shares outstanding - diluted	776	778	778	776

Earnings per share - diluted
U.S. GAAP (loss) earnings per share	$(0.02)	$0.14	$1.60	$(0.13)
(Gains) on ship sales and ship impairments, net	—	(0.02)	—	0.02
Restructuring expenses	—	—	—	0.02
Unrealized losses (gains) on fuel derivatives, net	0.02	(0.02)	(0.02)	0.36
Non-GAAP earnings per share	$0.00	$0.10	$1.58	$0.27

Quarterly financial results for 2013 were as follows (in millions, except per share data):

	Quarters Ended
	February 28	May 31	August 31	November 30
Revenues	$3,593	$3,479	$4,726	$3,659
Operating income	$145	$152	$951	$104
Net income (a)	$37	$41	$934	$66
Earnings per share
Basic	$0.05	$0.05	$1.20	$0.09
Diluted (a)	$0.05	$0.05	$1.20	$0.08
Non-GAAP net income (a)	$67	$57	$1,073	$35
Non-GAAP earnings per share - diluted (a)	$0.08	$0.07	$1.38	$0.04
Dividends declared per share	$0.25	$0.25	$0.25	$0.25

(a)	Non-GAAP net income and fully diluted earnings per share were computed as follows:

	Quarters Ended
	February 28	May 31	August 31	November 30
Net income - diluted
U.S. GAAP net income	$37	$41	$934	$66
Losses (gains) on ship sales and ship impairments, net	2	(15)	176	—
Trademark and other impairment charges	—	—	27	—
Unrealized losses (gains) on fuel derivatives, net	28	31	(64)	(31)
Non-GAAP net income	$67	$57	$1,073	$35

Weighted-average shares outstanding - diluted	778	777	777	777

Earnings per share - diluted
U.S. GAAP earnings per share	$0.05	$0.05	$1.20	$0.08
Losses (gains) on ship sales and ship impairments, net	—	(0.02)	0.23	—
Trademark and other impairment charges	—	—	0.03	—
Unrealized losses (gains) on fuel derivatives, net	0.03	0.04	(0.08)	(0.04)
Non-GAAP earnings per share	$0.08	$0.07	$1.38	$0.04