Form 10-K, Exhibit 13
period 2015-11-30
CARNIVAL CORP; CARNIVAL PLC
filed 2016-01-29
CIK 815097, 1125259

Exhibit 13
CARNIVAL CORPORATION & PLC
EXHIBIT 13 TO FORM 10-K
FOR THE YEAR ENDED NOVEMBER 30, 2015

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

	Years Ended November 30,
	2015	2014	2013
Revenues
Cruise
Passenger tickets	$11,601	$11,889	$11,648
Onboard and other	3,887	3,780	3,598
Tour and other	226	215	210
	15,714	15,884	15,456
Operating Costs and Expenses
Cruise
Commissions, transportation and other	2,161	2,299	2,303
Onboard and other	526	519	539
Payroll and related	1,859	1,942	1,859
Fuel	1,249	2,033	2,208
Food	981	1,005	983
Other ship operating	2,516	2,463	2,610
Tour and other	155	160	143
	9,447	10,421	10,645
Selling and administrative	2,067	2,054	1,879
Depreciation and amortization	1,626	1,637	1,590
Ibero trademark impairment charge	—	—	13
	13,140	14,112	14,127
Operating Income	2,574	1,772	1,329
Nonoperating (Expense) Income
Interest income	8	8	11
Interest expense, net of capitalized interest	(217)	(288)	(319)
(Losses) gains on fuel derivatives, net	(576)	(271)	36
Other income (expense), net	10	4	(8)
	(775)	(547)	(280)
Income Before Income Taxes	1,799	1,225	1,049
Income Tax (Expense) Benefit, Net	(42)	(9)	6
Net Income	$1,757	$1,216	$1,055
Earnings Per Share
Basic	$2.26	$1.57	$1.36
Diluted	$2.26	$1.56	$1.36
Dividends Declared Per Share	$1.10	$1.00	$1.00
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	Years Ended November 30,
	2015	2014	2013
Net Income	$1,757	$1,216	$1,055
Items Included in Other Comprehensive (Loss) Income
Change in foreign currency translation adjustment	(1,078)	(746)	332
Other	(47)	(31)	36
Other Comprehensive (Loss) Income	(1,125)	(777)	368
Total Comprehensive Income	$632	$439	$1,423
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED BALANCE SHEETS
(in millions, except par values)

	November 30,
	2015	2014
ASSETS
Current Assets
Cash and cash equivalents	$1,395	$331
Trade and other receivables, net	303	332
Insurance recoverables	109	154
Inventories	330	349
Prepaid expenses and other	314	322
Total current assets	2,451	1,488
Property and Equipment, Net	31,888	32,819
Goodwill	3,010	3,127
Other Intangibles	1,238	1,270
Other Assets	650	744
	$39,237	$39,448
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	$30	$666
Current portion of long-term debt	1,344	1,059
Accounts payable	627	626
Accrued liabilities and other	1,683	1,538
Customer deposits	3,272	3,032
Total current liabilities	6,956	6,921
Long-Term Debt	7,413	7,363
Other Long-Term Liabilities	1,097	960
Commitments and Contingencies
Shareholders’ Equity
Common stock of Carnival Corporation, $0.01 par value; 1,960 shares authorized; 653 shares at 2015 and 652 shares at 2014 issued	7	7
Ordinary shares of Carnival plc, $1.66 par value; 216 shares at 2015 and 2014 issued	358	358
Additional paid-in capital	8,562	8,384
Retained earnings	20,060	19,158
Accumulated other comprehensive loss	(1,741)	(616)
Treasury stock, 70 shares at 2015 and 59 shares at 2014 of Carnival Corporation and 27 shares at 2015 and 32 shares at 2014 of Carnival plc, at cost	(3,475)	(3,087)
Total shareholders’ equity	23,771	24,204
	$39,237	$39,448
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended November 30,
	2015	2014	2013
OPERATING ACTIVITIES
Net income	$1,757	$1,216	$1,055
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,626	1,637	1,590
(Gains) losses on ship sales and ship impairments, net	(8)	2	163
Losses (gains) on fuel derivatives, net	576	271	(36)
Share-based compensation	55	52	42
Other, net	40	35	62
Changes in operating assets and liabilities
Receivables	4	75	(128)
Inventories	5	1	21
Insurance recoverables, prepaid expenses and other	131	422	424
Accounts payable	36	9	79
Accrued and other liabilities	(31)	(382)	(333)
Customer deposits	354	92	(105)
Net cash provided by operating activities	4,545	3,430	2,834
INVESTING ACTIVITIES
Additions to property and equipment	(2,294)	(2,583)	(2,149)
Proceeds from sale of ships	25	42	70
Payments of fuel derivative settlements	(219)	(2)	—
Other, net	10	36	23
Net cash used in investing activities	(2,478)	(2,507)	(2,056)
FINANCING ACTIVITIES
(Repayments of) proceeds from short-term borrowings, net	(633)	617	4
Principal repayments of long-term debt	(1,238)	(2,466)	(2,212)
Proceeds from issuance of long-term debt	2,041	1,626	2,687
Dividends paid	(816)	(776)	(1,164)
Purchases of treasury stock	(533)	—	(138)
Sales of treasury stock	264	—	35
Other, net	(27)	(29)	8
Net cash used in financing activities	(942)	(1,028)	(780)
Effect of exchange rate changes on cash and cash equivalents	(61)	(26)	(1)
Net increase (decrease) in cash and cash equivalents	1,064	(131)	(3)
Cash and cash equivalents at beginning of year	331	462	465
Cash and cash equivalents at end of year	$1,395	$331	$462
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in millions)

	Common stock	Ordinary shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Treasury stock	Total shareholders’ equity
Balances at November 30, 2012	$6	$357	$8,252	$18,438	$(207)	$(2,958)	$23,888
Net income	—	—	—	1,055	—	—	1,055
Other comprehensive income	—	—	—	—	368	—	368
Cash dividends declared	—	—	—	(775)	—	—	(775)
Purchases and sales under the Stock Swap program, net	—	—	10	—	—	(9)	1
Purchases of treasury stock under the Repurchase Program and other	1	1	63	—	—	(110)	(45)
Balances at November 30, 2013	7	358	8,325	18,718	161	(3,077)	24,492
Net income	—	—	—	1,216	—	—	1,216
Other comprehensive loss	—	—	—	—	(777)	—	(777)
Cash dividends declared	—	—	—	(777)	—	—	(777)
Other	—	—	59	1	—	(10)	50
Balances at November 30, 2014	7	358	8,384	19,158	(616)	(3,087)	24,204
Net income	—	—	—	1,757	—	—	1,757
Other comprehensive loss	—	—	—	—	(1,125)	—	(1,125)
Cash dividends declared	—	—	—	(855)	—	—	(855)
Purchases and sales under the Stock Swap program, net	—	—	119	—	—	(112)	7
Purchases of treasury stock under the Repurchase Program and other	—	—	59	—	—	(276)	(217)
Balances at November 30, 2015	$7	$358	$8,562	$20,060	$(1,741)	$(3,475)	$23,771
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
We are the largest leisure travel company in the world, and also the largest cruise company. We operate 99 cruise ships within a portfolio of ten leading global, regional and national cruise brands that sell tailored cruise products, services and vacation experiences in all the world’s most important vacation geographic areas. The consolidated financial statements include the accounts of Carnival Corporation and Carnival plc and their respective subsidiaries. Together with their consolidated subsidiaries, they are referred to collectively in these consolidated financial statements and elsewhere in this 2015 Annual Report as “Carnival Corporation & plc,” “our,” “us” and “we.”

Revision of Prior Period Financial Statements
In the first quarter of 2015, we revised and corrected the accounting for one of our brands' marine and technical spare parts in order to consistently expense and classify them fleetwide. We evaluated the materiality of this revision and concluded that it was not material to any of our previously issued financial statements. However, had we not revised, this accounting may have resulted in material inconsistencies to our financial statements in the future. Accordingly, we revised all previously reported periods included herein.

The effects of this revision on our Consolidated Statements of Income were as follows (in millions, except per share data):

	Year Ended November 30, 2014			Year Ended November 30, 2013
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
Other ship operating	$2,445	$18	$2,463	$2,589	$21	$2,610
Depreciation and amortization	$1,635	$2	$1,637	$1,588	$2	$1,590
Operating income	$1,792	$(20)	$1,772	$1,352	$(23)	$1,329
Income before income taxes	$1,245	$(20)	$1,225	$1,072	$(23)	$1,049
Net income	$1,236	$(20)	$1,216	$1,078	$(23)	$1,055
Earnings per share
Basic	$1.59	$(0.02)	$1.57	$1.39	$(0.03)	$1.36
Diluted	$1.59	$(0.03)	$1.56	$1.39	$(0.03)	$1.36

The effects of this revision on our Consolidated Statements of Comprehensive Income were as follows (in millions):

	Year Ended November 30, 2014			Year Ended November 30, 2013
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
Net income	$1,236	$(20)	$1,216	$1,078	$(23)	$1,055
Total comprehensive income	$459	$(20)	$439	$1,446	$(23)	$1,423

The effects of this revision on our Consolidated Balance Sheet were as follows (in millions):

	November 30, 2014
	As Previously Reported	Adjustment		As Revised
Inventories	$364	$(15)		$349
Total current assets	$1,503	$(15)		$1,488
Property and equipment, net	$32,773	$46		$32,819
Other assets	$859	$(115)		$744
Total assets	$39,532	$(84)		$39,448
Retained earnings	$19,242	$(84)	(a)	$19,158
Total shareholders' equity	$24,288	$(84)		$24,204
Total liabilities and shareholders' equity	$39,532	$(84)		$39,448

(a)
As of November 30, 2014, the cumulative impact of this revision was an $84 million reduction in retained earnings. The diluted earnings per share decreases were $0.03 for each of 2014 and 2013, $0.02 for 2012, $0.03 for pre-2010 and $0.11 in the aggregate. There was no annual diluted earnings per share impact for 2011 and 2010.

This non-cash revision did not impact our operating cash flows for any period. The effects of this revision on the individual line items within operating cash flows on our Consolidated Statement of Cash Flows were as follows (in millions):

	Year Ended November 30, 2014			Year Ended November 30, 2013
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
Net income	$1,236	$(20)	$1,216	$1,078	$(23)	$1,055
Depreciation and amortization	$1,635	$2	$1,637	$1,588	$2	$1,590
Inventories	$1	$—	$1	$19	$2	$21
Insurance recoverables, prepaid expenses and other	$401	$21	$422	$402	$22	$424
Accrued and other liabilities	$(379)	$(3)	$(382)	$(330)	$(3)	$(333)

The effects of this revision on our Consolidated Statements of Shareholders' Equity were as follows (in millions):

	November 30, 2014			November 30, 2013			November 30, 2012
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
Retained earnings	$19,242	$(84)	$19,158	$18,782	$(64)	$18,718	$18,479	$(41)	$18,438
NOTE 2 – Summary of Significant Accounting Policies
Basis of Presentation
We consolidate entities over which we have control, as typically evidenced by a voting control of greater than 50% or for which we are the primary beneficiary, whereby we have the power to direct the most significant activities and the obligation to absorb significant losses or receive significant benefits from the entity (see Note 3). We do not separately present our noncontrolling interests in the consolidated financial statements since the amounts are insignificant. For affiliates we do not control but where significant influence over financial and operating policies exists, as typically evidenced by a voting control of 20% to 50%, the investment is accounted for using the equity method (see Note 5).
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
The cruise industry is very capital intensive, and at January 22, 2016, we operated 99 cruise ships. Therefore, we have a capital program that we develop for the improvement of our ships and for asset replacements in order to enhance the effectiveness and efficiency of our operations; comply with, or exceed all relevant legal and statutory requirements related to health, environment, safety, security and sustainability; and gain strategic benefits or provide newer improved product innovations to our guests.
Ship improvement costs that we believe add value to our ships, such as those discussed above, are capitalized to the ships and depreciated over the shorter of their or the ships’ estimated remaining useful life, while costs of repairs and maintenance, including minor improvement costs and dry-dock expenses, are charged to expense as incurred and included in other ship operating expenses. Dry-dock costs primarily represent planned major maintenance activities that are incurred when a ship is taken out-of-service for scheduled maintenance. We capitalize interest as part of the cost of acquiring ships and other capital projects during their construction period. The specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written-off upon retirement, which may result in a loss on disposal that is also included in other ship operating expenses. Liquidated damages received from shipyards as a result of their late ship delivery are recorded as reductions to the cost basis of the ship.
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
Revenue and Expense Recognition
Guest cruise deposits represent unearned revenues and are initially included in customer deposit liabilities when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities, and all associated direct costs and expenses of a voyage are recognized as cruise costs and expenses, upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. The impact of recognizing these shorter duration cruise revenues and costs and expenses on a completed voyage basis versus on a pro rata basis is not significant. Future travel discount vouchers issued to guests and ship charterers are included as a reduction of cruise passenger ticket revenues when such vouchers are utilized or upon issuance to certain ship charterers. Guest cancellation fees are recognized in cruise passenger ticket revenues at the time of the cancellation.
Our sale to guests of air and other transportation to and from airports near the home ports of our ships are included in cruise passenger ticket revenues, and the related cost of purchasing these services are included in cruise transportation costs. The proceeds that we collect from the sales of third-party shore excursions and on behalf of our onboard concessionaires, net of the amounts remitted to them, are included in onboard and other cruise revenues as concession revenues. All of these amounts are recognized on a completed voyage or pro rata basis as discussed above.
Cruise passenger ticket revenues include fees, taxes and charges collected by us from our guests. A portion of these fees, taxes and charges vary with guest head counts and are directly imposed on a revenue-producing arrangement. This portion of the fees, taxes and charges is expensed in commissions, transportation and other costs when the corresponding revenues are recognized. These fees, taxes and charges included in passenger ticket revenues and commissions, transportation and other costs were $524 million in 2015, $532 million in 2014 and $517 million in 2013. The remaining portion of fees, taxes and charges are also included in cruise passenger ticket revenues but are expensed in other ship operating expenses when the corresponding revenues are recognized.
Revenues and expenses from our hotel and transportation operations, which are included in our Tour and Other segment, are recognized at the time the services are performed or expenses are incurred. Revenues from the long-term leasing of ships, which are also included in our Tour and Other segment, are recognized ratably over the term of the charter agreement using the straight-line method (see Note 12).

Insurance
We maintain insurance to cover a number of risks including illness and injury to crew, guest injuries, pollution, other third-party claims in connection with our cruise activities, damages to hull and machinery for each of our ships, war risks, workers compensation, employee health, directors and officers liability, property damages and general liabilities for third-party claims. We recognize insurance recoverables from third-party insurers for incurred expenses at the time the recovery is probable and upon realization for amounts in excess of incurred expenses. All of our insurance policies are subject to coverage limits, exclusions and deductible levels. The liabilities associated with crew illnesses and crew and guest injury claims, including all legal costs, are estimated based on the specific merits of the individual claims or actuarially estimated based on historical claims experience, loss development factors and other assumptions.
Selling and Administrative Expenses
Selling expenses include a broad range of advertising, such as marketing and promotional expenses. Advertising is charged to expense as incurred, except for media production costs, which are expensed upon the first airing of the advertisement. Advertising expenses totaled $627 million in 2015, $623 million in 2014 and $588 million in 2013. Administrative expenses represent the costs of our shoreside ship support, reservations and other administrative functions, and includes salaries and related benefits, professional fees and building occupancy costs, which are typically expensed as incurred.
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
We execute transactions in a number of different currencies, principally the euro, sterling and Australian, Canadian and U.S. dollars. Exchange rate gains and losses arising from changes in foreign currency exchange rates between the time an expense is recorded and when it is settled as well as the remeasurement of monetary assets and liabilities, all denominated in a currency other than the functional currency of the entity involved, are recognized currently in nonoperating earnings, unless such monetary liabilities have been designated to act as hedges of net investments in our foreign operations. The net gains or losses resulting from these "nonoperating foreign currency transactions" were insignificant in 2015, 2014 and 2013. In addition, the unrealized gains or losses on our long-term intercompany receivables denominated in a non-functional currency, which are not expected to be repaid in the foreseeable future and are therefore considered to form part of our net investments, are recorded as foreign currency translation adjustments, which are included as a component of AOCI.
Share-Based Compensation
We recognize compensation expense for all share-based compensation awards using the fair value method. For time-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period or to the retirement eligibility date, if less than the vesting period, when vesting is not contingent upon any future performance. For performance-based share awards, we generally recognize compensation cost ratably using the straight-line attribution method over the expected vesting period based on the probability of the performance condition being achieved. If all or a portion of the performance condition is not expected to be met, the appropriate amount of previously recognized compensation expense will be reversed and future compensation expense will be adjusted accordingly. For market-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period. If the target market conditions are not expected to be met, compensation expense will still be recognized. In addition, we estimate the amount of expected forfeitures based on historical forfeiture experience when calculating compensation cost. We revise our forfeiture estimates, if the actual forfeitures that occur are significantly different from our estimates.
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

Accounting Pronouncements

In 2014, amended guidance was issued by the Financial Accounting Standards Board ("FASB") regarding the accounting for Service Concession Arrangements. The new guidance defines a service concession as an arrangement between a public-sector grantor, such as a port authority, and a company that will operate and maintain the grantor's infrastructure for a specified period of time. In exchange, the company may be given a right to charge the public, such as our cruise guests, for the use of the infrastructure. This guidance will require us to record the infrastructure we have constructed to be used by us pursuant to a service concession arrangement outside of property and equipment. As required, we will adopt this guidance in our first quarter of 2016. Such adoption will not have a material impact to our consolidated financial statements.

In 2014, the FASB issued Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. When effective, this standard will replace most existing revenue recognition guidance in U.S. generally accepted accounting principles (“U.S. GAAP”). The standard also requires more detailed disclosures and provides additional guidance for transactions that were not comprehensively addressed in U.S. GAAP. This guidance is required to be adopted by us in the first quarter of fiscal 2019 by either recasting all years presented in our financial statements or by recording the impact of adoption as an adjustment to retained earnings at the beginning of the year of adoption. We are currently evaluating the impact that this guidance will have on our consolidated financial statements.
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
NOTE 4 – Property and Equipment
Property and equipment consisted of the following (in millions):

	November 30,
	2015		2014
Ships, including ship improvements	$42,401		$42,955
Ships under construction	839		536
	43,240		43,491
Land, buildings and improvements, including leasehold improvements and port facilities	1,161		1,088
Computer hardware and software, transportation equipment and other	1,389		1,322
Total property and equipment	45,790		45,901
Less accumulated depreciation and amortization	(13,902)		(13,082)
	$31,888	(a)	$32,819	(a)

(a)
At November 30, 2015 and 2014, the net carrying values of ships and ships under construction for our North America, EAA, Cruise Support and Tour and Other segments were $18.5 billion, $11.7 billion, $0.3 billion and $0.1 billion and $18.7 billion, $12.6 billion, $0.3 billion and $0.1 billion, respectively.

Ships under construction include progress payments for the construction of new ships, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. Capitalized interest, substantially all included in our ships under construction, amounted to $22 million in 2015, $21 million in 2014 and $15 million in 2013.
Repairs and maintenance expenses, including minor improvement costs and dry-dock expenses, were $1.0 billion in 2015, $936 million in 2014 and $974 million in 2013, and are substantially all included in other ship operating expenses.
See Note 11 for a discussion regarding ship sales and impairments.
NOTE 5 – Other Assets
We have a 40% noncontrolling interest in Grand Bahama Shipyard Ltd. ("Grand Bahama"), a ship repair and maintenance facility, and we account for this investment under the equity method of accounting. This facility serves cruise and cargo ships, oil and gas tankers and offshore units. We utilize this facility, among other ship repair facilities, for our regularly scheduled dry-docks and certain emergency repairs as may be required. Grand Bahama provided services to us of $33 million in 2015, $41 million in 2014 and $39 million in 2013. The carrying value of our investment in Grand Bahama was $69 million at November 30, 2015 and November 30, 2014. Our share of income from this investment was $5 million in 2015, $0.2 million in 2014 and $4 million in 2013 and is included in nonoperating other income (expense), net.

NOTE 6 – Unsecured Debt
Long-term debt and short-term borrowings consisted of the following (in millions):

	November 30, 2015		November 30,
	Interest Rates	Maturities Through	2015 (a)	2014 (a)
Long-Term Debt
Export Credit Facilities
Fixed rate (b)	4.2% to 5.5%	2020	$1,032	$1,358
Euro fixed rate (b)	3.8% to 4.5%	2025	261	340
Floating rate (c)	1.5%	2026	688	1,031
Euro floating rate (b) (d)	0.1% to 0.9%	2027	1,864	1,909
Bank Loans
Euro fixed rate (b)	3.9%	2021	160	221
Floating rate (b)	0.8% to 1.3%	2019	800	800
Euro floating rate (b) (e)	0.7%	2018	212	249
Private Placement Notes
Fixed rate	6.0%	2016	42	116
Euro fixed rate (b)	7.0% to 7.3%	2018	130	153
Publicly-Traded Notes
Fixed rate	1.2% to 7.2%	2028	2,219	2,219
Euro fixed rate (f)	1.1% to 1.9%	2022	1,324	—
Other	5.5% to 7.3%	2030	25	26
Short-Term Borrowings
Floating rate commercial paper (g)	—%	2016	—	653
Euro floating rate bank loans (g)	1.2%	2016	30	13
Total Debt			8,787	9,088
Less short-term borrowings			(30)	(666)
Less current portion of long-term debt			(1,344)	(1,059)
Total Long-term Debt			$7,413	$7,363

(a)
The debt table does not include the impact of our foreign currency and interest rate swaps. At November 30, 2015, 50% and 50% (67% and 33% at November 30, 2014) of our debt was U.S. dollar and euro-denominated, respectively, including the effect of foreign currency swaps. At November 30, 2015, 60% and 40% (52% and 48% at November 30, 2014) of our debt bore fixed and floating interest rates, respectively, including the effect of interest rate swaps. Substantially all of our fixed rate debt can only be called or prepaid by incurring additional costs. In addition, substantially all of our debt agreements, including our main revolving credit facility, contain one or more financial covenants that require us, among other things, to maintain minimum debt service coverage and minimum shareholders’ equity and to limit our debt to capital and debt to equity ratios and the amounts of our secured assets and secured and other indebtedness. Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables (see Note 11) could become due, and all debt and derivative contracts could be terminated. At November 30, 2015, we were in compliance with all of our debt covenants.

(b)
Includes $2.0 billion of debt whose interest rates, and in the case of our main revolver its commitment fees, would increase upon a downgrade in the long-term senior unsecured credit ratings of Carnival Corporation or Carnival plc.

(c)	In 2015, we repaid $225 million outstanding under a floating rate export credit facility prior to its maturity through 2025 (see (e) below).

(d)
In 2015, we borrowed $472 million under a euro-denominated, floating rate export credit facility, the proceeds of which were used to pay for a portion of P&O Cruises (UK)'s Britannia purchase price. This debt is due in semi-annual installments through February 2027.

(e)
In 2015, we borrowed $225 million under a euro-denominated, floating rate bank loan, which is due in October 2018. We used the net proceeds of this loan to prepay an equivalent amount outstanding under a floating rate export credit facility prior to its maturity.

(f)
In 2015, we issued $753 million and $591 million of euro-denominated, publicly-traded notes, which bear interest at 1.125% and 1.875% and are due in November 2019 and November 2022, respectively. We are using the net proceeds for general corporate purposes.

(g)	The interest rate associated with our floating rate short-term borrowings represents an aggregate weighted-average interest rate.

At November 30, 2015, the scheduled annual maturities of our debt were as follows (in millions):

	Fiscal
	2016	2017	2018	2019	2020	Thereafter	Total
Short-term borrowings	$30						$30
Long-term debt	$1,344	$1,007	$1,477	$1,400	$1,110	$2,419	$8,757
	$1,374	$1,007	$1,477	$1,400	$1,110	$2,419	$8,787
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
At November 30, 2015, our committed ship financings are as follows:

Cruise Brands and Ships	Fiscal Year Available for Funding	Amount
		(in millions)
North America
Carnival Cruise Line
Carnival Vista (a)	2016	$520
Newbuild (b)	2018	478
Holland America Line
Koningsdam (a)	2016	408
Newbuild (b)	2018	380
Princess
Majestic Princess (b)	2017	478
Seabourn
Seabourn Encore (b)	2016	190
Seabourn Ovation (b)	2018	193
North America Cruise Brands		2,647
EAA
AIDA
AIDAprima	2016	371
Newbuild	2017	360
Newbuild (b)	2018	768
Newbuild (b)	2020	785
Costa
Newbuild (b)	2019	776
Newbuild (b)	2020	785
EAA Cruise Brands		3,845
		$6,492
(a) Euro-denominated.
(b) We have the option to draw in either U.S. dollars or euros.

Revolving Credit Facilities
In April 2015, Carnival Corporation, Carnival plc, and certain of Carnival Corporation and Carnival plc’s subsidiaries exercised their option to extend the termination date of their five-year multi-currency revolving credit facility (the "Facility") of $2.5 billion (comprised of $1.7 billion, €500 million and £150 million) from June 2019 to June 2020, which was approved by each bank. We also have an option to extend this Facility through June 2021 subject to the approval of each bank. The Facility currently bears interest at LIBOR/EURIBOR plus a margin of 40 basis points (“bps”). The margin varies based on changes to Carnival Corporation’s and Carnival plc’s long-term senior unsecured credit ratings. We are required to pay a commitment fee of 35% of the margin per annum on any undrawn portion. We will also incur an additional utilization fee of 10 bps, 20 bps or 40 bps if equal to or less than one-third, more than one-third or more than two-thirds of the Facility, respectively, is drawn on the total amount outstanding.
At November 30, 2015, we have one other undrawn revolving credit facility for $300 million that expires in 2020 and provides us with additional liquidity. At November 30, 2015, $2.8 billion was available under all of our revolving credit facilities.

NOTE 7 – Commitments
Ship Commitments
At November 30, 2015, including ship construction contracts entered into through January 22, 2016, we had 17 ships under contract for construction with an aggregate passenger capacity of more than 61,300 lower berths. The estimated total cost of these ships is $11.9 billion, which includes the contract prices with the shipyards, design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. We have paid $0.8 billion through November 30, 2015 and anticipate paying $1.9 billion in 2016, $1.3 billion in 2017, $2.5 billion in 2018, $3.0 billion in 2019 and $2.4 billion in 2020 of the remaining estimated total costs.
Operating Leases, Port Facilities and Other Commitments
Rent expense under our operating leases, primarily for office and warehouse space, was $70 million in 2015, $63 million in 2014 and $61 million in 2013.
At November 30, 2015, minimum amounts payable for our operating leases, with initial or remaining terms in excess of one year, and for the annual usage of port facilities and other contractual commitments with remaining terms in excess of one year, were as follows (in millions):

	Fiscal
	2016	2017	2018	2019	2020	Thereafter	Total
Operating leases	$52	$41	$34	$31	$29	$203	$390
Port facilities and other	211	200	161	104	102	793	1,571
	$263	$241	$195	$135	$131	$996	$1,961

NOTE 8 – Contingencies
Litigation
The UK Maritime & Coastguard Agency and the U.S. Department of Justice are investigating allegations that Caribbean Princess breached international pollution laws. We are cooperating with the investigations, including conducting our own internal investigation into the matter. The ultimate outcome of this matter cannot be determined at this time, however, we do not expect it to have a material impact on our results of operations.
As a result of a January 2012 ship incident, litigation claims and investigations, including, but not limited to, those arising from personal injury, loss of or damage to personal property, business interruption losses or environmental damage to any affected coastal waters and the surrounding areas, have been and may be asserted or brought against various parties, including us.  The ultimate outcome of these matters cannot be determined at this time. However, we do not expect these matters to have a significant impact on our results of operations because we have insurance coverage for these types of third-party claims.
Additionally, in the normal course of our business, various claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability, net of any insurance recoverables, is typically limited to our self-insurance retention levels. Management believes the ultimate outcome of these claims and lawsuits will not have a material impact on our consolidated financial statements.
Contingent Obligations – Lease Out and Lease Back Type (“LILO”) Transactions
At November 30, 2015, Carnival Corporation had estimated contingent obligations totaling $382 million, excluding termination payments as discussed below, to participants in LILO transactions for two of its ships. At the inception of these leases, the aggregate of the net present value of these obligations was paid by Carnival Corporation to a group of major financial institutions, who agreed to act as payment undertakers and directly pay these obligations. As a result, these contingent obligations are considered extinguished and neither the funds nor the contingent obligations have been included in our Consolidated Balance Sheets.

In the event that Carnival Corporation were to default on its contingent obligations and assuming performance by all other participants, we estimate that it would, as of November 30, 2015, be responsible for a termination payment of $22 million. In January 2016, Carnival Corporation elected to exercise its options to terminate each of these LILO transactions on January 1, 2017 for one ship and January 1, 2018 for the other, at no cost to it.

If the credit rating of one of the financial institutions who is directly paying the contingent obligations falls below AA-, or below A- for the other financial institution, then Carnival Corporation will be required to replace the applicable financial institution with another financial institution whose credit rating is at least AA or meets other specified credit requirements.  In such circumstances, it would incur additional costs, although we estimate that they would not be significant to our consolidated financial statements. The financial institution payment undertaker subject to the AA- credit rating threshold has a credit rating of AA, and the financial institution subject to the A- credit rating threshold has a credit rating of A+.  If Carnival Corporation's credit rating, which is BBB+, falls below BBB, it will be required to provide a standby letter of credit for $32 million, or, alternatively, provide mortgages for this aggregate amount on these two ships.
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
NOTE 9 – Taxation
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
Italian and German Income Tax
In early 2015, Costa and AIDA re-elected to enter the Italian tonnage tax regime through 2024 and can reapply for an additional ten-year period beginning in early 2025. Companies to which the tonnage tax regime applies pay corporation taxes on shipping profits calculated by reference to the net tonnage of qualifying ships.
Most of Costa’s and AIDA’s earnings that are not eligible for taxation under the Italian tonnage tax regime will be taxed at an effective tax rate of 5.5%.
Substantially all of AIDA’s earnings are exempt from German income taxes by virtue of the Italy/Germany income tax treaty.
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
NOTE 10 – Shareholders’ Equity
Carnival Corporation’s Articles of Incorporation authorize its Board of Directors, at its discretion, to issue up to 40 million shares of preferred stock. At November 30, 2015 and 2014, no Carnival Corporation preferred stock had been issued and only a nominal amount of Carnival plc preference shares had been issued. Our Boards of Directors have authorized, subject to certain restrictions, the repurchase of up to an aggregate of $1.0 billion of Carnival Corporation common stock and/or Carnival plc ordinary shares (the “Repurchase Program”). The Repurchase Program does not have an expiration date and may be discontinued by our Boards of Directors at any time.
During 2015, we repurchased 5.3 million shares of Carnival Corporation common stock for $276 million under the Repurchase Program. In 2014, there were no repurchases of Carnival Corporation common stock under the Repurchase Program. In 2013, we repurchased 2.8 million shares of Carnival Corporation common stock for $103 million under the Repurchase Program. In 2015, 2014 and 2013, there were no repurchases of Carnival plc ordinary shares under the Repurchase Program. From

December 1, 2015 through January 27, 2016, we repurchased 9.6 million shares of Carnival Corporation common stock for $486 million under the Repurchase Program. On January 28, 2016, the Board of Directors approved a modification of the Repurchase Program authorization that increased the remaining $213 million of authorized repurchases by $1.0 billion. Accordingly, at January 28, 2016, the remaining availability under the Repurchase Program was $1.2 billion.
In addition to the Repurchase Program, the Boards of Directors authorized, in October 2008, the repurchase of up to 19.2 million Carnival plc ordinary shares and, in January 2013, the repurchase of up to 32.8 million shares of Carnival Corporation common stock under the Stock Swap ("Stock Swap") programs described below. Under the Stock Swap programs, we sell shares of Carnival Corporation common stock and/or Carnival plc ordinary shares, as the case may be, and use a portion of the net proceeds to purchase an equivalent number of Carnival plc ordinary shares or shares of Carnival Corporation common stock, as applicable. We use the Stock Swap programs in situations where we can obtain an economic benefit because either Carnival Corporation common stock or Carnival plc ordinary shares are trading at a price that is at a premium or discount to the price of Carnival plc ordinary shares or Carnival Corporation common stock, as the case may be. Any realized economic benefit under the Stock Swap programs is used for general corporate purposes, which could include repurchasing additional stock under the Repurchase Program. Depending on market conditions and other factors, we may repurchase shares of Carnival Corporation common stock and/or Carnival plc ordinary shares under the Repurchase Program and the Stock Swap programs concurrently.
Carnival plc ordinary share repurchases under both the Repurchase Program and the Stock Swap programs require annual shareholder approval. The existing shareholder approval is limited to a maximum of 21.5 million ordinary shares and is valid until the earlier of the conclusion of the Carnival plc 2016 annual general meeting or July 13, 2016. At January 22, 2016, the remaining availability under the Stock Swap programs was 18.1 million Carnival plc ordinary shares and 26.9 million shares of Carnival Corporation common stock.
During 2015 and 2013, under the Stock Swap programs, Carnival Investments Limited ("CIL"), a subsidiary of Carnival Corporation, sold 5.1 million and 0.9 million of Carnival plc ordinary shares for net proceeds of $264 million and $35 million, respectively. Substantially all of the net proceeds from these sales were used to purchase 5.1 million shares in 2015 and 0.9 million shares in 2013 of Carnival Corporation common stock. Carnival Corporation sold these Carnival plc ordinary shares owned by CIL only to the extent it was able to repurchase shares of Carnival Corporation common stock in the U.S. on at least an equivalent basis. During 2015 and 2013, no Carnival Corporation common stock was sold or Carnival plc ordinary shares were repurchased under the Stock Swap program. During 2014, no Carnival Corporation common stock or Carnival plc ordinary shares were sold or repurchased under the Stock Swap programs.
At November 30, 2015, there were 14.7 million shares of Carnival Corporation common stock reserved for issuance under its employee benefit and dividend reinvestment plans. At November 30, 2015, there were 8.2 million ordinary shares of Carnival plc authorized for future issuance under its employee benefit plans.
Accumulated other comprehensive loss was as follows (in millions):

	November 30,
	2015	2014
Cumulative foreign currency translation adjustments, net	$(1,591)	$(512)
Unrecognized pension expenses	(82)	(90)
Unrealized losses on marketable securities	(3)	(5)
Net losses on cash flow derivative hedges	(65)	(9)
	$(1,741)	$(616)
During 2015 and 2014, $13 million and $18 million of unrecognized pension expenses were reclassified out of accumulated other comprehensive loss, of which $8 million and $12 million were included in payroll and related expenses and $5 million and $6 million were included in selling and administrative expenses, respectively.

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
The fair value measurement of a financial asset or financial liability must reflect the nonperformance risk of the counterparty and us. Therefore, the impact of our counterparty’s creditworthiness was considered when in an asset position, and our creditworthiness was considered when in a liability position in the fair value measurement of our financial instruments.  Creditworthiness did not have a significant impact on the fair values of our financial instruments at November 30, 2015 and 2014. Both the counterparties and we are expected to continue to perform under the contractual terms of the instruments. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, certain estimates of fair value presented herein are not necessarily indicative of the amounts that could be realized in a current or future market exchange.

Financial Instruments that are not Measured at Fair Value on a Recurring Basis
The carrying values and estimated fair values and basis of valuation of our financial instrument assets and liabilities that are not measured at fair value on a recurring basis were as follows (in millions):

	November 30, 2015				November 30, 2014
	Carrying Value	Fair Value			Carrying Value	Fair Value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Assets
Cash and cash equivalents (a)	$647	$647	$—	$—	$240	$240	$—	$—
Restricted cash (b)	7	7	—	—	11	11	—	—
Long-term other assets (c)	119	1	87	31	156	1	103	49
Total	$773	$655	$87	$31	$407	$252	$103	$49
Liabilities
Fixed rate debt (d)	$5,193	$—	$5,450	$—	$4,433	$—	$4,743	$—
Floating rate debt (d)	3,594	—	3,589	—	4,655	—	4,562	—
Total	$8,787	$—	$9,039	$—	$9,088	$—	$9,305	$—

(a)
Cash and cash equivalents are comprised of cash on hand, and at November 30, 2015 also included a money market deposit account and time deposits. Due to their short maturities, the carrying values approximate their fair values.

(b)	Restricted cash is comprised of a money market deposit account.

(c)
At November 30, 2015 and 2014, long-term other assets were substantially all comprised of notes and other receivables. The fair values of our Level 1 and Level 2 notes and other receivables were based on estimated future cash flows discounted at appropriate market interest rates. The fair values of our Level 3 notes receivable were estimated using risk-adjusted discount rates.

(d)
Debt does not include the impact of interest rate swaps. The net difference between the fair value of our fixed rate debt and its carrying value was due to the market interest rates in existence at November 30, 2015 and 2014 being lower than the fixed interest rates on these debt obligations, including the impact of any changes in our credit ratings. At November 30, 2015 and 2014, the net difference between the fair value of our floating rate debt and its carrying value was due to the market interest rates in existence at November 30, 2015 and November 30, 2014 being slightly higher than the floating interest rates on these debt obligations, including the impact of any changes in our credit ratings. The fair values of our publicly-traded notes were based on their unadjusted quoted market prices in markets that are not sufficiently active to be Level 1 and, accordingly, are considered Level 2. The fair values of our other debt were estimated based on appropriate market interest rates being applied to this debt.

Financial Instruments that are Measured at Fair Value on a Recurring Basis
The estimated fair value and basis of valuation of our financial instrument assets and liabilities that are measured at fair value on a recurring basis were as follows (in millions):

	November 30, 2015			November 30, 2014
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Cash equivalents (a)	$748	$—	$—	$91	$—	$—
Restricted cash (b)	22	—	—	19	—	—
Marketable securities held in rabbi trusts (c)	105	8	—	113	9	—
Derivative financial instruments (d)	—	29	—	—	14	—
Long-term other asset (e)	—	—	21	—	—	20
Total	$875	$37	$21	$223	$23	$20
Liabilities
Derivative financial instruments (d)	$—	$625	$—	$—	$278	$—
Total	$—	$625	$—	$—	$278	$—

(a)	Cash equivalents are comprised of money market funds.

(b)	The majority of restricted cash is comprised of money market funds.

(c)
At November 30, 2015 and 2014, marketable securities held in rabbi trusts were comprised of Level 1 bonds, frequently-priced mutual funds invested in common stocks, and money market funds and Level 2 other investments. Their use is restricted to funding certain deferred compensation and non-qualified U.S. pension plans.

(d)	See “Derivative Instruments and Hedging Activities” section below for detailed information regarding our derivative financial instruments.

(e)
Long-term other asset is comprised of an auction-rate security. The fair value was based on a broker quote in an inactive market, which is considered a Level 3 input. During 2015, there were no purchases or sales pertaining to this auction-rate security and, accordingly, the change in its fair value was based solely on the strengthening of the underlying credit.

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

In November 2014, we sold the 672-passenger capacity Ocean Princess for a total gain of $24 million, of which $14 million was recognized in the fourth quarter of 2014 as a reduction in other ship operating expenses. We provided $66 million of financing to the buyer, which is due in semi-annual installments through November 2019. Prior to the ship’s delivery in March

2016, we will continue to operate it under a bareboat charter agreement. As a result of the sale-leaseback accounting for this transaction, the remaining gain of $10 million is being recognized as a reduction in other ship operating expenses over the term of the bareboat charter agreement through March 2016.

In November 2014, we entered into a bareboat charter/sale agreement under which the 1,440-passenger capacity Grand Holiday was chartered to an unrelated entity in January 2015 through March 2025. Under this agreement, ownership of Grand Holiday will be transferred to the buyer in March 2025. This transaction did not meet the criteria to qualify as a sales-type lease and, accordingly, it was accounted for as an operating lease whereby we recognize the charter revenue over the term of the agreement. As a result of this transaction, we performed a ship impairment review and recognized a $31 million impairment charge in other ship operating expenses during the fourth quarter of 2014. The estimated fair value of the ship was substantially all determined based on the expected collectability of the bareboat charter payments, which is considered a Level 3 input.

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

In December 2014, we entered into a bareboat charter/sale agreement under which the 1,492-passenger capacity Costa Celebration (formerly Grand Celebration) was chartered to an unrelated entity in December 2014 through August 2021. Under this agreement, ownership of Costa Celebration will be transferred to the buyer in August 2021. This transaction did not meet the criteria to qualify as a sales-type lease and, accordingly, it is being accounted for as an operating lease whereby we recognize the charter revenue over the term of the agreement.

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
We recognized $53 million in 2014 and $176 million in 2013 of ship impairment charges in other ship operating expenses.
Valuation of Goodwill and Other Intangibles
The reconciliation of the changes in the carrying amounts of our goodwill, which has been allocated to our North America and EAA cruise brands, was as follows (in millions):

	North America Cruise Brands	EAA Cruise Brands	Total
Balance at November 30, 2013	$1,898	$1,312	$3,210
Foreign currency translation adjustment	—	(83)	(83)
Balance at November 30, 2014	1,898	1,229	3,127
Foreign currency translation adjustment	—	(117)	(117)
Balance at November 30, 2015	$1,898	$1,112	$3,010

At July 31, 2015, all of our cruise brands carried goodwill, except for Seabourn and Fathom. As of that date, we performed our annual goodwill impairment reviews, which included performing a qualitative assessment for Carnival Cruise Line, Costa, Cunard and P&O Cruises (UK). Qualitative factors such as industry and market conditions, macroeconomic conditions, changes to the weighted-average cost of capital (“WACC”), overall financial performance, changes in fuel prices and capital expenditures were considered in the qualitative assessment to determine how changes in these factors would affect each of these cruise brands’ estimated fair values. Based on our qualitative assessments, we determined it was more-likely-than-not that each of these cruise brands’ estimated fair values exceeded their carrying values and, therefore, we did not proceed to the two-step quantitative goodwill impairment reviews.

As of July 31, 2015, we also performed our annual goodwill impairment reviews of AIDA's, Holland America Line's, P&O Cruises (Australia)’s and Princess' goodwill. We did not perform a qualitative assessment but instead proceeded directly to step one of the two-step quantitative goodwill impairment review and compared each of AIDA's, Holland America Line's, P&O Cruises (Australia)’s and Princess' estimated fair value to the carrying value of their allocated net assets. Their estimated cruise brand fair value was based on a discounted future cash flow analysis. The principal assumptions used in our cash flow analyses consisted of forecasted operating results, including net revenue yields and net cruise costs including fuel prices; capacity changes, including the expected rotation of vessels into, or out of, Holland America Line, P&O Cruises (Australia) and Princess; WACC of market participants, adjusted for the risk attributable to the geographic regions in which AIDA, Holland America Line, P&O Cruises (Australia) and Princess operate; capital expenditures; proceeds from forecasted dispositions of ships and terminal values, which are all considered Level 3 inputs. Based on the discounted cash flow analyses, we determined that each of AIDA's, Holland America Line’s, P&O Cruises (Australia)’s and Princess' estimated fair value significantly exceeded their carrying value and, therefore, we did not proceed to step two of the impairment reviews.
The reconciliation of the changes in the carrying amounts of our intangible assets not subject to amortization, which represent trademarks that have been allocated to our North America and EAA cruise brands, was as follows (in millions):

	North America Cruise Brands	EAA Cruise Brands	Total
Balance at November 30, 2013	$927	$359	$1,286
Foreign currency translation adjustment	—	(21)	(21)
Balance at November 30, 2014	927	338	1,265
Foreign currency translation adjustment	—	(31)	(31)
Balance at November 30, 2015	$927	$307	$1,234

At July 31, 2015, our cruise brands that have significant trademarks recorded include AIDA, P&O Cruises (Australia), P&O Cruises (UK) and Princess. As of that date, we performed our annual trademark impairment reviews for these cruise brands, which included performing a qualitative assessment for P&O Cruises (UK). Qualitative factors such as industry and market conditions, macroeconomic conditions, changes to the WACC, changes in royalty rates and overall financial performance were considered in the qualitative assessment to determine how changes in these factors would affect the estimated fair value for P&O Cruises (UK)'s recorded trademarks. Based on our qualitative assessment, we determined it was more likely-than-not that the estimated fair value for P&O Cruises (UK)’s recorded trademarks exceeded their carrying value and, therefore, none of these trademarks were impaired.

As of July 31, 2015, we did not perform a qualitative assessment for AIDA's, P&O Cruises (Australia)'s and Princess' trademarks but instead proceeded directly to the quantitative trademark impairment reviews. Our quantitative assessment included estimating AIDA's, P&O Cruises (Australia)’s and Princess' trademarks fair value based upon a discounted future cash flow analysis, which estimated the amount of royalties that we are relieved from having to pay for use of the associated trademarks, based upon forecasted cruise revenues and a market participant’s royalty rate. The royalty rate was estimated primarily using comparable royalty agreements for similar industries. Based on our quantitative assessments, we determined that the estimated fair values for AIDA's, P&O Cruises (Australia)’s and Princess' trademarks significantly exceeded their carrying values and, therefore, none of these trademarks were impaired.
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
At November 30, 2015 and 2014, our intangible assets subject to amortization are not significant to our consolidated financial statements.
Derivative Instruments and Hedging Activities
We utilize derivative and non-derivative financial instruments, such as foreign currency forwards, options and swaps, foreign currency debt obligations and foreign currency cash balances, to manage our exposure to fluctuations in certain foreign currency exchange rates, and interest rate swaps to manage our interest rate exposure in order to achieve a desired proportion of fixed and floating rate debt. In addition, we utilize our fuel derivatives program to mitigate a portion of the risk to our future cash flows attributable to potential fuel price increases, which we define as our “economic risk.” Our policy is to not use any financial instruments for trading or other speculative purposes.
All derivatives are recorded at fair value. The changes in fair value are recognized currently in earnings if the derivatives do not qualify as effective hedges, or if we do not seek to qualify for hedge accounting treatment, such as for our fuel derivatives. If a derivative is designated as a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged item. If a derivative is designated as a cash flow hedge, then the effective portion of the changes in the fair value of the derivative is recognized as a component of AOCI until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable. If a derivative or a non-derivative financial instrument is designated as a hedge of our net investment in a foreign operation, then changes in the fair value of the financial instrument are recognized as a component of AOCI to offset a portion of the change in the translated value of the net investment being hedged, until the investment is sold or substantially liquidated. We formally document hedging relationships for all derivative and non-derivative hedges and the underlying hedged items, as well as our risk management objectives and strategies for undertaking the hedge transactions.
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
The estimated fair values of our derivative financial instruments and their location in the Consolidated Balance Sheets were as follows (in millions):

		November 30,
	Balance Sheet Location	2015	2014
Derivative assets
Derivatives designated as hedging instruments
Net investment hedges (a)	Prepaid expenses and other	$14	$6
	Other assets – long-term	13	6
Interest rate swaps (b)	Prepaid expenses and other	2	1
	Other assets – long-term	—	1
Total derivative assets		$29	$14
Derivative liabilities
Derivatives designated as hedging instruments
Interest rate swaps (b)	Accrued liabilities and other	11	13
	Other long-term liabilities	27	35
Foreign currency zero cost collars (c)	Accrued liabilities and other	—	1
	Other long-term liabilities	26	—
		64	49
Derivatives not designated as hedging instruments
Fuel (d)	Accrued liabilities and other	227	90
	Other long-term liabilities	334	139
		561	229
Total derivative liabilities		$625	$278

(a)
At November 30, 2015 and 2014, we had foreign currency forwards totaling $43 million and $403 million, respectively, that are designated as hedges of our net investments in foreign operations, which have a euro-denominated functional currency. At November 30, 2015, these foreign currency forwards settle through July 2017. At November 30, 2015, we also had foreign currency swaps totaling $387 million that are designated as hedges of our net investments in foreign operations, which have a euro-denominated functional currency. At November 30, 2015, these foreign currency swaps settle through September 2019.

(b)
We have euro interest rate swaps designated as cash flow hedges whereby we receive floating interest rate payments in exchange for making fixed interest rate payments. These interest rate swap agreements effectively changed $568 million at November 30, 2015 and $750 million at November 30, 2014 of EURIBOR-based floating rate euro debt to fixed rate euro debt. These interest rate swaps settle through March 2025. In addition, at November 30, 2015 and 2014 we had U.S. dollar interest rate swaps designated as fair value hedges whereby we receive fixed interest rate payments in exchange for making floating interest rate payments. At November 30, 2015 and 2014, these interest rate swap agreements effectively changed $500 million of fixed rate debt to U.S. dollar LIBOR-based floating rate debt. These interest rate swaps settle through February 2016.

(c)
At November 30, 2015 and 2014, we had foreign currency derivatives consisting of foreign currency zero cost collars that are designated as foreign currency cash flow hedges for a portion of our euro-denominated shipbuilding payments. See “Newbuild Currency Risks” below for additional information regarding these derivatives.

(d)
At November 30, 2015 and 2014, we had fuel derivatives consisting of zero cost collars on Brent crude oil (“Brent”) to cover a portion of our estimated fuel consumption through 2018. See “Fuel Price Risks” below for additional information regarding these fuel derivatives.

Our derivative contracts include rights of offset with our counterparties. We have elected to net certain of our derivative assets and liabilities within counterparties. The amounts recognized within assets and liabilities were as follows (in millions):

	November 30, 2015
	Gross Amounts	Gross Amounts Offset in the Balance Sheet	Total Net Amounts Presented in the Balance Sheet	Gross Amounts not Offset in the Balance Sheet	Net Amounts
Assets	$73	$(44)	$29	$(29)	$—
Liabilities	$669	$(44)	$625	$(29)	$596

	November 30, 2014
	Gross Amounts	Gross Amounts Offset in the Balance Sheet	Total Net Amounts Presented in the Balance Sheet	Gross Amounts not Offset in the Balance Sheet	Net Amounts
Assets	$78	$(64)	$14	$(14)	$—
Liabilities	$342	$(64)	$278	$(14)	$264
The effective portions of our derivatives qualifying and designated as hedging instruments recognized in other comprehensive (loss) income were as follows (in millions):

	November 30,
	2015	2014	2013
Net investment hedges	$58	$25	$(11)
Foreign currency zero cost collars – cash flow hedges	$(57)	$(10)	$(1)
Interest rate swaps – cash flow hedges	$2	$(28)	$2
There are no credit risk related contingent features in our derivative agreements, except for bilateral credit provisions within our fuel derivative counterparty agreements. These provisions require interest-bearing, non-restricted cash to be posted or received as collateral to the extent the fuel derivative fair value payable to or receivable from an individual counterparty exceeds $100 million. At November 30, 2015, we had $25 million of collateral posted to one of our fuel derivative counterparties. Subsequent to November 30, 2015, we were required to post an additional $22 million of collateral. At November 30, 2015, no collateral was required to be received from our fuel derivative counterparties. At November 30, 2014, no collateral was required to be posted to or received from our fuel derivative counterparties.
The amount of estimated cash flow hedges’ unrealized gains and losses that are expected to be reclassified to earnings in the next twelve months is not significant. We have not provided additional disclosures of the impact that derivative instruments and hedging activities have on our consolidated financial statements as of November 30, 2015 and 2014 and for the years ended November 30, 2015, 2014 and 2013 where such impacts were not significant.

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

Our unrealized and realized (losses) gains, net on fuel derivatives were as follows (in millions):

	November 30,
	2015	2014	2013
Unrealized (losses) gains on fuel derivatives, net	$(332)	$(268)	$36
Realized losses on fuel derivatives, net	(244)	(3)	—
(Losses) gains on fuel derivatives, net	$(576)	$(271)	$36
At November 30, 2015, our outstanding fuel derivatives consisted of zero cost collars on Brent as follows:

Maturities (a)	Transaction Dates	Barrels (in thousands)	Weighted-Average Floor Prices	Weighted-Average Ceiling Prices
Fiscal 2016
	June 2012	3,564	$75	$108
	February 2013	2,160	$80	$120
	April 2013	3,000	$75	$115
		8,724
Fiscal 2017
	February 2013	3,276	$80	$115
	April 2013	2,028	$75	$110
	January 2014	1,800	$75	$114
	October 2014	1,020	$80	$113
		8,124
Fiscal 2018
	January 2014	2,700	$75	$110
	October 2014	3,000	$80	$114
		5,700

(a) Fuel derivatives mature evenly over each month within the above fiscal periods.

Foreign Currency Exchange Rate Risks
Overall Strategy
We manage our exposure to fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative and non-derivative financial instruments. Our primary focus is to manage the economic foreign currency exchange risks faced by our operations, which are the ultimate foreign currency exchange risks that would be realized by us if we exchanged one currency for another, and not accounting risks. While we will continue to monitor our exposure to these economic risks, we do not currently hedge our foreign currency exchange risks with derivative or non-derivative financial instruments, with the exception of certain of our ship commitments and net investments in foreign operations. The financial impacts of the hedging instruments we do employ generally offset the changes in the underlying exposures being hedged.
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

Substantially all of our brands also have non-functional currency risk related to their international sales operations, which has become an increasingly larger part of most of their businesses over time, and principally includes the euro, sterling and Australian, Canadian and U.S. dollars. In addition, all of our brands have non-functional currency expenses for a portion of their operating expenses. Accordingly, we also have "foreign currency transactional" risks related to changes in the exchange rates for our brands’ revenues and expenses that are in a currency other than their functional currency. However, these brands’ revenues and expenses in non-functional currencies create some degree of natural offset from these currency exchange movements.
Investment Currency Risks
We consider our investments in foreign operations to be denominated in relatively stable currencies and of a long-term nature. We partially mitigate our net investment currency exposures by denominating a portion of our foreign currency intercompany payables in our foreign operations’ functional currencies, substantially all sterling. We have designated $2.6 billion as of November 30, 2015 and $2.4 billion as of November 30, 2014 of our foreign currency intercompany payables as non-derivative hedges of our net investments in foreign operations. Accordingly, we have included $509 million at November 30, 2015 and $359 million at November 30, 2014 of cumulative foreign currency transaction non-derivative gains in the cumulative translation adjustment component of AOCI, which offsets a portion of the losses recorded in AOCI upon translating our foreign operations’ net assets into U.S. dollars. We recognized foreign currency non-derivative transaction gains (losses) of $150 million in 2015, $125 million in 2014 and $(9) million in 2013 in the cumulative translation adjustment component of AOCI.
Newbuild Currency Risks
Our shipbuilding contracts are typically denominated in euros. Our decisions regarding whether or not to hedge a non-functional currency ship commitment for our cruise brands are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility, economic trends, our overall expected net cash flows by currency and other offsetting risks. We use foreign currency derivative contracts and have used non-derivative financial instruments to manage foreign currency exchange rate risk for some of our ship construction payments.
In January 2015, we entered into foreign currency zero cost collars that are designated as cash flow hedges for a portion of Majestic Princess' and Seabourn Encore's newbuilds’ euro-denominated shipyard payments. The Majestic Princess' collars mature in March 2017 at a weighted-average ceiling of $590 million and a weighted-average floor of $504 million. The Seabourn Encore's collars mature in November 2016 at a weighted-average ceiling of $221 million and a weighted-average floor of $185 million. If the spot rate is between the weighted-average ceiling and floor rates on the date of maturity, then we would not owe or receive any payments under these collars.
In February 2015, we settled our foreign currency zero cost collars that were designated as cash flow hedges for the final euro-denominated shipyard payments of P&O Cruises (UK)'s Britannia, which resulted in $33 million being recognized in other comprehensive loss during 2015.

At January 22, 2016, our remaining newbuild currency exchange rate risk relates to euro-denominated newbuild contract payments, which represent a total unhedged commitment of $2.0 billion and substantially relates to Carnival Cruise Line, Holland America Line, P&O Cruises (Australia) and Seabourn newbuilds scheduled to be delivered through 2019.
The cost of shipbuilding orders that we may place in the future that is denominated in a different currency than our cruise brands’ or the shipyards’ functional currency is expected to be affected by foreign currency exchange rate fluctuations. These foreign currency exchange rate fluctuations may affect our desire to order new cruise ships.
Interest Rate Risks
We manage our exposure to fluctuations in interest rates through our debt portfolio management and investment strategies. We evaluate our debt portfolio to determine whether to make periodic adjustments to the mix of fixed and floating rate debt through the use of interest rate swaps and the issuance of new debt or the early retirement of existing debt. At November 30, 2015, 60% and 40% (52% and 48% at November 30, 2014) of our debt bore fixed and floating interest rates, respectively, including the effect of interest rate swaps. In addition, to the extent that we have excess cash available for investment, we purchase high quality short-term investments with floating interest rates, which offset a portion of the impact of interest rate fluctuations arising from our floating interest rate debt portfolio.
Concentrations of Credit Risk
As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Our maximum exposure under foreign currency and fuel derivative contracts and interest rate swap agreements that are in-the-money, which were not material at November 30, 2015, is the replacement cost, net of any collateral received or contractually allowed offset, in the event of nonperformance by the counterparties to the contracts, all of which are currently our lending banks. We seek to minimize these credit risk exposures, including counterparty nonperformance primarily associated with our cash equivalents, investments, committed financing facilities, contingent obligations, derivative instruments, insurance contracts and new ship progress payment guarantees, by normally conducting business with large, well-established financial institutions, insurance companies and export credit agencies, and by diversifying our counterparties. In addition, we have guidelines regarding credit ratings and investment maturities that we follow to help safeguard liquidity and minimize risk. We normally do require collateral and/or guarantees to support notes receivable on significant asset sales, long-term ship charters and new ship progress payments to shipyards. We currently believe the risk of nonperformance by any of these significant counterparties is remote.
We also monitor the creditworthiness of travel agencies and tour operators in Asia, Australia and Europe and credit and debit card providers to which we extend credit in the normal course of our business, which includes charter-hire agreements in Asia prior to sailing. Our credit exposure also includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in Australia and most of Europe where we are obligated to honor our guests' cruise payments made by them to their travel agents and tour operators regardless of whether we have received these payments. Concentrations of credit risk associated with these trade receivables, charter-hire agreements and contingent obligations are not considered to be material, principally due to the large number of unrelated accounts within our customer base, the nature of these contingent obligations and their short maturities. We have experienced only minimal credit losses on our trade receivables, charter-hire agreements and contingent obligations. We do not normally require collateral or other security to support normal credit sales.

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
Our North America cruise segment includes Carnival Cruise Line, Holland America Line, Princess and Seabourn. Our EAA cruise segment includes AIDA, Costa, Cunard, P&O Cruises (Australia), P&O Cruises (UK) and prior to November 2014, Ibero. These individual cruise brand operating segments have been aggregated into two reportable segments based on the similarity of their economic and other characteristics, including types of customers, regulatory environment, maintenance requirements, supporting systems and processes and products and services they provide. Our Cruise Support segment represents certain of our port and related facilities and other services that are provided for the benefit of our cruise brands and Fathom's pre-launch selling, general and administrative expenses.
Our Tour and Other segment represents the hotel and transportation operations of Holland America Princess Alaska Tours. In 2014, our Tour and Other segment also included one ship that we chartered to an unaffiliated entity. In November 2014, we entered into a bareboat charter/sale agreement under which Grand Holiday was chartered to an unrelated entity in January 2015 through March 2025. Additionally, in December 2014, we entered into a bareboat charter/sale agreement under which Costa Celebration was chartered to an unrelated entity in December 2014 through August 2021. Under these agreements, ownership of Grand Holiday and Costa Celebration will be transferred to the buyer at the end of their lease term. Neither of these transactions met the criteria to qualify as a sales-type lease and, accordingly, they are being accounted for as operating leases whereby we recognize the charter revenue over the term of the agreements. Subsequent to entering into these agreements, our Tour and Other segment includes these three ships. The significant accounting policies of our segments are the same as those described in Note 2 – “Summary of Significant Accounting Policies.”

Selected information for our segments as of and for the years ended November 30 was as follows (in millions):

	Revenues	Operating costs and expenses	Selling and administrative	Depreciation and amortization	Operating income (loss)		Capital expenditures	Total assets
2015
North America Cruise Brands (a)	$9,866	$5,925	$1,140	$994	$1,807		$854	$22,420
EAA Cruise Brands	5,636	3,442	695	561	938		1,265	14,076
Cruise Support	119	58	223	27	(189)		162	2,248
Tour and Other (a)	226	155	9	44	18		13	493	(b)
Intersegment elimination (a)	(133)	(133)	—	—	—		—	—
	$15,714	$9,447	$2,067	$1,626	$2,574		$2,294	$39,237
2014
North America Cruise Brands (a) (c)	$9,559	$6,436	$1,121	$961	$1,041		$1,315	$22,681
EAA Cruise Brands	6,148	3,914	725	616	893		1,054	15,228
Cruise Support	90	39	200	25	(174)		156	1,023
Tour and Other (a)	215	160	8	35	12		58	516	(b)
Intersegment elimination (a)	(128)	(128)	—	—	—		—	—
	$15,884	$10,421	$2,054	$1,637	$1,772		$2,583	$39,448
2013
North America Cruise Brands (a) (c)	$9,370	$6,460	$1,048	$929	$933		$1,350	$22,386
EAA Cruise Brands	5,906	4,137	686	599	471	(d)	642	16,126
Cruise Support	96	31	136	26	(97)		108	1,016
Tour and Other (a)	210	143	9	36	22		49	514	(b)
Intersegment elimination (a)	(126)	(126)	—	—	—		—	—
	$15,456	$10,645	$1,879	$1,590	$1,329		$2,149	$40,042

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

(b)
Tour and Other segment assets primarily include hotels and lodges in the state of Alaska and the Canadian Yukon, motorcoaches used for sightseeing and charters, glass-domed railcars, which run on the Alaska Railroad, and our owned ships that we leased out under long-term charters to unaffiliated entities.

(c)	Previously reported results changed as a result of our revision of prior period financial statements as follows (see "Note 1 - General - Revision of Prior Period Financial Statements"):

	November 30, 2014			November 30, 2013
North America Cruise Brands	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
Operating costs and expenses	$6,418	$18	$6,436	$6,439	$21	$6,460
Depreciation and amortization	$959	$2	$961	$927	$2	$929
Operating income	$1,061	$(20)	$1,041	$956	$(23)	$933
Total assets	$22,765	$(84)	$22,681	$22,448	$(62)	$22,386

(d)	Includes $13 million in 2013 of impairment charges related to Ibero’s trademarks.

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
Revenues by geographic areas, which are based on where our guests are sourced and not the cruise brands on which they sailed, were as follows (in millions):

	Years Ended November 30,
	2015	2014	2013
North America	$8,015	$7,762	$7,738
Europe	5,133	5,676	5,426
Australia and Asia	2,256	2,097	1,772
Other	310	349	520
	$15,714	$15,884	$15,456

NOTE 13 – Compensation Plans
Equity Plans
We issue our share-based compensation awards under the Carnival Corporation and Carnival plc stock plans, which have an aggregate of 18.3 million shares available for future grant at November 30, 2015. These plans allow us to issue time-based share (“TBS”) awards (which include restricted stock awards (“RSAs”) and restricted stock units (“RSUs”)), performance-based share (“PBS”) awards, market-based share (“MBS”) awards and stock options (collectively “equity awards”). Equity awards are principally granted to management level employees and members of our Boards of Directors. The plans are administered by a committee of our independent directors (the “Committee”) that determines which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. These plans allow us to fulfill our equity award obligations using shares purchased in the open market or with unissued or treasury shares. Certain equity awards provide for accelerated vesting if we have a change in control, as defined.
Our total share-based compensation expense was $55 million in 2015, $52 million in 2014 and $42 million in 2013 of which $51 million in 2015, $48 million in 2014 and $39 million in 2013 has been included in selling and administrative expenses and $4 million in both 2015 and 2014 and $3 million in 2013 in cruise payroll and related expenses.
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
In 2015, 2014 and 2013, the Committee approved PBS awards to be granted to certain key Carnival Corporation & plc executives. The share-based compensation expense for these PBS awards is based on the quoted market price of the Carnival Corporation or Carnival plc shares and expected total shareholder return rank relative to certain peer companies on the date of grant and the probability of our annual earnings target for each year over a three-year period being achieved. Our 2015 and 2014 PBS awards also have a return on invested capital ("ROIC") target. The PBS awards granted provide an opportunity to earn from zero to 200% in 2015 and 2014 and zero to 187.5% in 2013 of the number of target shares underlying the award achieved for each year over a three-year period.
In 2014 and 2013, the Committee approved MBS awards to be granted to certain senior executives. The MBS awards granted in 2014 and 2013 were valued at $13 million and $4 million, respectively, as of the date of grant. The share-based compensation expense for all of the MBS awards were based on the quoted market prices of the Carnival Corporation common stock or the Carnival plc ordinary shares on the date of grant and the probability of certain market conditions being achieved. One-half of all of the MBS awards are expensed evenly over a three-year period and the remaining half are expensed evenly over a four-year period. There were no MBS awards granted in 2015.

During the year ended November 30, 2015, TBS, PBS and MBS award activity was as follows:

	TBS Awards		PBS Awards		MBS Awards
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Outstanding at November 30, 2014	3,210,050	$36.30	572,787	$34.82	270,220	$64.11
Granted	1,064,060	$45.38	188,990	$47.47	—	$—
Vested	(1,296,378)	$31.35	(1,940)	$34.13	—	$—
Forfeited	(183,262)	$41.46	(186,651)	$32.48	(28,481)	$72.60
Outstanding at November 30, 2015	2,794,470	$41.72	573,186	$39.75	241,739	$63.11
The total grant date fair value of TBS, PBS and MBS awards vested was $41 million in both 2015 and 2014 and $42 million in 2013. As of November 30, 2015, there was $55 million of total unrecognized compensation cost related to TBS, PBS and MBS awards. As of November 30, 2015, the total unrecognized compensation costs related to TBS, PBS and MBS awards are expected to be recognized over a weighted-average period of 0.9, 0.8 and 1.0 years, respectively.
Stock Option Plans
In 2007 and 2008, the Committee decided to cease granting stock options to our employees and non-executive board members, respectively, and to instead grant them TBS awards. A combined summary of Carnival Corporation and Carnival plc stock option activity during the year ended November 30, 2015 related to stock options previously granted was as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (a)
			(in years)	(in millions)
Outstanding at November 30, 2014	1,059,256	$51.36
Exercised	(190,690)	$46.49
Forfeited or expired	(833,566)	$52.63
Outstanding and exercisable at November 30, 2015	35,000	$47.83	0.9	$—

(a)	The aggregate intrinsic value represents the amount by which the fair value of underlying stock exceeds the option exercise price at November 30, 2015.
As of the dates of exercise, there was a nominal intrinsic value of options exercised in 2015 and 2014 and $3 million in 2013. As of November 30, 2015, there is no unrecognized compensation cost as there were no unvested stock options. Our stock options will expire in 2016.
Defined Benefit Pension Plans
We have several single-employer defined benefit pension plans, which cover some of our shipboard and shoreside employees. The U.S. and UK shoreside employee plans are closed to new membership and are funded at or above the level required by U.S. or UK regulations. Substantially all of the remaining defined benefit plans are unfunded. In determining all of our plans’ benefit obligations at November 30, 2015 and 2014, we assumed a weighted-average discount rate of 3.5% for both years. The net asset or net liability positions under these single-employer defined benefit pension plans are not material.
In addition, we participate in two multiemployer defined benefit pension plans in the UK, the British Merchant Navy Officers Pension Fund (registration number 10005645) (“MNOPF”), and the British Merchant Navy Ratings Pension Fund (registration number 10005646) (“MNRPF”), which are referred to as “the multiemployer plans.” The MNOPF is divided into two sections, the “New Section” and the “Old Section.” The multiemployer plans are maintained for the benefit of the employees of the participating employers who make contributions to the plans. However, contributions made by employers, including us, may be used to provide benefits to employees of other participating employers, and if any of the participating employers withdraw from the multiemployer plans or fail to make their required contributions, any unfunded obligations would be the responsibility of the remaining participating employers. We are contractually obligated to make all required contributions as determined by the plans’ trustees. All of our multiemployer plans are closed to new membership, and the MNOPF Old Section is also closed to further benefit accrual and is fully funded. Based on the most recent actuarial reviews at March 31, 2014 of the MNOPF New Section and the MNRPF, it was determined that these plans were 87% and 67% funded, respectively. The multiemployer plans have implemented recovery plans, as appropriate, whereby their estimated funding deficits are to be recovered through funding contributions from participating employers.
We expense our portion of the MNOPF deficit as amounts are invoiced by, and become due and payable to, the trustees. In 2015 and 2014, our contributions to the MNOPF fund were not material and did not exceed 5% of total contributions to the fund. In 2013, we received and paid in full a special assessment invoice from the MNOPF trustee for our additional share of the MNOPF New Section deficit. Accordingly, we expensed the invoice of $15 million in cruise payroll and related expense in 2013, which exceeded 5% of total contributions to the fund. In addition, we accrue and expense our portion of the MNRPF deficit based on our estimated probable obligation from the most recent actuarial review. We expensed a nominal amount in 2015 and $18 million in 2014 of our estimated probable obligation relating to our allocated share of the MNRPF deficit in cruise payroll and related expenses. As of November 30, 2015, we had no remaining estimated obligation of the MNRPF deficit after contributing $14.3 million in 2015. In 2015 and 2014, our contributions to the MNRPF exceeded 5% of total contributions to the fund. In 2013, our contributions to the MNRPF were not material and did not exceed 5% of total contributions to the fund. It is possible that we will be required to fund and expense additional amounts for the multiemployer plans in the future, however, such amounts are not expected to be material to our consolidated financial statements.
Total expense for all defined benefit pension plans, including the multiemployer plans, was $47 million in 2015, $69 million in 2014 and $62 million in 2013.
Defined Contribution Plans
We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense for these plans was $30 million in 2015 and $25 million in both 2014 and 2013.

NOTE 14 – Earnings Per Share
Our basic and diluted earnings per share were computed as follows (in millions, except per share data):

	Years Ended November 30,
	2015	2014	2013
Net income for basic and diluted earnings per share	$1,757	$1,216	$1,055
Weighted-average common and ordinary shares outstanding	777	776	775
Dilutive effect of equity plans	2	2	2
Diluted weighted-average shares outstanding	779	778	777
Basic earnings per share	$2.26	$1.57	$1.36
Diluted earnings per share	$2.26	$1.56	$1.36
Anti-dilutive equity awards excluded from diluted earnings per share computations	—	1	4

NOTE 15 – Supplemental Cash Flow Information
Cash paid for interest, net of capitalized interest, was $216 million in 2015, $297 million in 2014 and $301 million in 2013. In addition, cash paid for income taxes, net of recoveries, was $40 million in 2015, $5 million in 2014 and $4 million in 2013.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and shareholders’ equity present fairly, in all material respects, the financial position of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the “Company”) at November 30, 2015 and November 30, 2014, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2015, based on criteria established in the 2013 Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Framework”). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 9A of the 2015 Annual Report on Form 10-K. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
January 29, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Cautionary Note Concerning Factors That May Affect Future Results
Some of the statements, estimates or projections contained in this 2015 Annual Report are “forward-looking statements” that involve risks, uncertainties and assumptions with respect to us, including some statements concerning future results, outlooks, plans, goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts are statements that could be deemed forward-looking. These statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and the beliefs and assumptions of our management. We have tried, whenever possible, to identify these statements by using words like “will,” “may,” “could,” “should,” “would,” “believe,” “depends,” “expect,” “goal,” “anticipate,” “forecast,” “project,” “future,” “intend,” “plan,” “estimate,” “target,” “indicate” and similar expressions of future intent or the negative of such terms.
Forward-looking statements include those statements that may impact, among other things, the forecasting of our adjusted earnings per share; net revenue yields; booking levels; pricing; occupancy; operating, financing and tax costs, including fuel expenses; net cruise costs per available lower berth day; estimates of ship depreciable lives and residual values; liquidity; goodwill, ship and trademark fair values and outlook. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in this 2015 Annual Report. This note contains important cautionary statements of the known factors that we consider could materially affect the accuracy of our forward-looking statements and adversely affect our business, results of operations and financial position. It is not possible to predict or identify all such risks. There may be additional risks that we consider immaterial or which are unknown. These factors include, but are not limited to, the following:

•
Incidents, such as ship incidents, security incidents, the spread of contagious diseases and threats thereof, adverse weather conditions or other natural disasters and the related adverse publicity affecting our reputation and the health, safety, security and satisfaction of guests and crew;

•	Economic conditions and adverse world events affecting the safety and security of travel, such as civil unrest, armed conflicts and terrorist attacks;

•	Changes in and compliance with laws and regulations relating to environment, health, safety, security, tax and anti-corruption under which we operate;

•	Disruptions and other damages to our information technology and other networks and operations, and breaches in data security;

•	Ability to recruit, develop and retain qualified personnel;

•	Increases in fuel prices;

•	Fluctuations in foreign currency exchange rates;

•	Misallocation of capital among our ship, joint venture and other strategic investments;

•	Future operating cash flow may not be sufficient to fund future obligations and we may be unable to obtain financing;

•	Deterioration of our cruise brands' strengths and our inability to implement our strategies;

•
Continuing financial viability of our travel agent distribution system, air service providers and other key vendors in our supply chain and reductions in the availability of, and increases in the prices for, the services and products provided by these vendors;

•
Inability to implement our shipbuilding programs and ship repairs, maintenance and refurbishments on terms that are favorable or consistent with our expectations and increases to our repairs and maintenance expenses and refurbishment costs as our fleet ages;

•	Failure to keep pace with developments in technology;

•
Geographic regions in which we try to expand our business may be slow to develop and ultimately not develop how we expect and our international operations are subject to additional risks not generally applicable to our U.S. operations;

•	Competition from and overcapacity in the cruise ship and land-based vacation industry;

•	Economic, market and political factors that are beyond our control, which could increase our operating, financing and other costs;

•	Litigation, enforcement actions, fines or penalties;

•	Lack of continuing availability of attractive, convenient and safe port destinations on terms that are favorable or consistent with our expectations;

•	Union disputes and other employee relationship issues;

•	Decisions to self-insure against various risks or the inability to obtain insurance for certain risks at reasonable rates;

•	Reliance on third-party providers of various services integral to the operations of our business;

•	Business activities that involve our co-investment with third parties;

•	Disruptions in the global financial markets or other events that may negatively affect the ability of our counterparties and others to perform their obligations to us;

•	Our shareholders may be subject to the uncertainties of a foreign legal system since Carnival Corporation and Carnival plc are not U.S. corporations;

•	Small group of shareholders may be able to effectively control the outcome of shareholder voting;

•
Provisions in Carnival Corporation’s and Carnival plc’s constitutional documents may prevent or discourage takeovers and business combinations that our shareholders might consider to be in their best interests and

•	The DLC arrangement involves risks not associated with the more common ways of combining the operations of two companies.
Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant stock exchange rules, we expressly disclaim any obligation to disseminate, after the date of this 2015 Annual Report, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

2015 Executive Overview

Overall, 2015 was a great year for us as we continued to improve earnings with over 40% growth driven by higher cruise ticket pricing and onboard spending and lower fuel prices, despite the unfavorable foreign currency impact and macroeconomic and geopolitical challenges. We also achieved a ROIC at November 30, 2015 of nearly 7.5%, which is up from approximately 4.5% two years ago, as we move towards our goal of double digit ROIC in the next two to three years, while maintaining a strong balance sheet (we define ROIC as the twelve-month adjusted earnings before interest divided by the monthly average of debt plus equity minus construction-in-progress).
Net income for 2015 increased 44% to $1.8 billion from $1.2 billion for 2014 (diluted earnings per share was $2.26 in 2015 compared to $1.56 in 2014). The increase in our net income for 2015 was driven primarily by the following:

•
Increases in cruise ticket pricing, driven primarily by improvements in Alaskan and Caribbean itineraries for our North America brands and Mediterranean and North European itineraries for our EAA brands, mostly offset by the net unfavorable foreign currency transactional impact;

•	Higher onboard spending by our guests on both sides of the Atlantic and

•	Lower fuel prices, partially offset from losses on fuel derivatives.

These increases to 2015 net income were partially offset by the unfavorable foreign currency translational impact and higher dry-dock expenses resulting from a higher number of dry-dock days in 2015 compared to 2014.

Our key Non-GAAP performance financial measures for 2015 were as follows (see “Key Performance Non-GAAP Financial Indicators”):

•	Adjusted net income increased 40% to $2.1 billion from $1.5 billion for 2014 (adjusted diluted earnings per share in 2015 was $2.70 compared to $1.93 in 2014);

•	Net revenue yields on a constant currency basis increased 4.3%, comprised of a 3.8% increase in net passenger ticket revenue yields and a 5.9% increase in net onboard and other revenue yields and

•	Net cruise costs excluding fuel per ALBD (“available lower berth day”) on a constant currency basis increased 3.5%.

Our ability to generate significant operating cash flows allows us to internally fund our capital investments. In addition, we are committed to returning "free cash flows" (defined as cash flows from operations less investing activities) to our shareholders in the form of dividends and/or share buybacks. In 2015, we generated over $4.5 billion of cash from operations, 33% higher than last year, and used $2.5 billion to fund investing activities, leaving us with $2.1 billion, the majority of which has been returned to our shareholders through our regular quarterly dividends and share buybacks. In addition, we increased our quarterly dividend by 20% to $0.30 per share from $0.25 per share and repurchased $276 million of our shares under the Repurchase Program.

We continue to identify and implement new strategies and tactics to strengthen our cruise ticket revenue management processes and systems across our portfolio of brands, such as optimizing our pricing methodologies and improving our pricing models. In addition, we are in the process of developing a state-of-the-art revenue management system that will ultimately enable our brands to further optimize pricing and inventory. We are also implementing new initiatives to better coordinate and optimize our brands' global deployment strategies to maximize guest satisfaction and itinerary profits. Further, we are implementing initiatives to strengthen our onboard revenue programs. Finally, we added a new port facility, Amber Cove in Puerto Plata, Dominican Republic, strategically located in the central Caribbean.
We also continue to implement initiatives to create additional demand for our brands, ultimately leading to higher revenue yields. This includes increasing consumer awareness and consideration of our cruise brands and the global cruise industry through coordinated media communication, expanded trade-show presence and advertising.
Our goal is to consistently exceed our guests’ expectations while providing them with a wide variety of exceptional vacation experiences.  We believe that we can achieve this goal by continually focusing our efforts on helping our guests choose the cruise brand that will meet their unique needs and desires, improving their overall vacation experiences and building state-of-the-art ships with innovative onboard offerings and unequaled guest services. We are continuing to work on the next generation of innovative guest experiences so as to ensure we will be consistently exceeding our guest expectations.

Princess celebrated its 50th anniversary this year with an array of celebratory activities and entertainment throughout the year to commemorate half a century of cruising, including a reunion of the original cast of "The Love Boat" TV series, and an award winning float in the New Years' Day Rose Bowl Parade. Also, Cunard celebrated its 175th anniversary in cities around the world that climaxed in May with the first ever meeting of the three Queens in Liverpool, England. This event attracted more than 1.3 million shoreside spectators, in what may have been the largest attendance at a single day maritime event anywhere in the world. Finally, we had a five ship event in the Sydney Harbor for P&O Cruises (Australia) that attracted well over three hours of live coverage on Australia’s “Today” show.
Strong relationships with our travel agents are especially vital to our success. We continue to strengthen our relationship with the travel agent community by increasing our communication and outreach, implementing changes based on travel agent feedback and improving our educational programs to assist agents in stimulating cruise demand.

In 2015, we reinforced our leadership position in China with the successful introduction of our fourth ship homeported in China. We believe that we have significant opportunities to continue to grow our presence in China due to its large and growing middle-class population and expansion of their international tourism. We also intend to expand our brand portfolio in China in the future. As we execute our strategy to accelerate growth in China, we have the benefit of nine years of local experience to help guide our expansion and enhance our cruise products and services to make them even more attractive to our Chinese guests.
With 99 ships and more than 10.8 million guests in 2015, we have the scale to optimize our structure by utilizing our combined purchasing volumes and common technologies as well as implementing cross-brand initiatives aimed at cost containment. We have also established global leadership positions for communications, guest experience, maritime, procurement, revenue management and strategy to increase collaboration and communication across our brands and help coordinate our global efforts and initiatives.
We consider health, environment, safety, security and sustainability matters to be core guiding principles. Our uncompromising commitment to the safety and comfort of our guests and crew is paramount to the success of our business. We are committed to operating a safe and reliable fleet and protecting the health, safety and security of our guests, employees and all others working on our behalf, thereby promoting an organization that is free of injuries, illness and loss. We continue to focus on further enhancing the safety measures onboard all of our ships. We are also devoted to protecting the environment in which our vessels sail and the communities in which we operate. We are dedicated to fully complying with, or exceeding, all relevant legal and statutory requirements related to health, environment, safety, security and sustainability throughout our business.
We employ an average of 82,200 crew members, including officers, onboard the ships we currently operate, which excludes employees who are on a leave. We also have an average of 10,000 full-time and 2,400 part-time/seasonal shoreside employees. Our goal is to recruit, develop and retain the finest shipboard and shoreside employees. A team of highly motivated and engaged employees is key to delivering vacation experiences that exceed our guests’ expectations. We are a diverse organization and value and support our talented and diverse employee base. We also are committed to employing people from around the world and hiring them based on the quality of their experience, skills, education and character, without regard for their identification with any group or classification of people.
In 2015, we introduced P&O Cruises (UK)'s 3,647-passenger Britannia, the largest ship ever built specifically for British guests and named by Her Majesty, Queen Elizabeth II. In addition, we signed eight new ship orders this year. As of January 22, 2016, we have a total of 17 cruise ships scheduled to be delivered between 2016 and 2020. Some of these ships will replace existing capacity as less efficient ships exit our fleet. Since 2006, we have removed 17 ships from our fleet and will remove one more ship in March 2016. We have a disciplined, measured approach to capacity growth so that we achieve an optimal balance of supply and demand to maximize our profitability.

Outlook for the 2016 First Quarter and Full Year

On December 18, 2015, we said that we expected our adjusted diluted earnings per share for the 2016 first quarter to be in the range of $0.28 to $0.32 and 2016 full year to be in the range of $3.10 to $3.40 (see “Key Performance Non-GAAP Financial Indicators”). Our guidance was based on the assumptions in the table below.

On January 26, 2016, updated only for the current assumptions in the table below, our adjusted diluted earnings per share for the 2016 full year would decrease by $0.08. This decrease was caused by foreign currency exchange rates, including both foreign currency translational and transactional impacts of $0.11 per share, partially offset by a $0.03 per share increase due to lower fuel prices, net of forecasted realized losses on fuel derivatives. In addition, our adjusted diluted earnings per share for the 2016 first quarter would decrease by $0.02.

	2016 Assumptions
	December 18, 2015	January 26, 2016
First quarter fuel cost per metric ton consumed	$239	$226
Full year fuel cost per metric ton consumed	$246	$222
First quarter currencies
U.S. dollar to Euro	$1.10	$1.08
U.S. dollar to Sterling	$1.51	$1.44
U.S. dollar to Australian dollar	$0.73	$0.71
U.S. dollar to Canadian dollar	$0.73	$0.71
Full year currencies
U.S. dollar to Euro	$1.10	$1.08
U.S. dollar to Sterling	$1.51	$1.43
U.S. dollar to Australian dollar	$0.73	$0.70
U.S. dollar to Canadian dollar	$0.73	$0.71

The fuel and currency assumptions used in our guidance change daily and, accordingly, our forecasts change daily based on the changes in these assumptions.

The above forward-looking statements involve risks, uncertainties and assumptions with respect to us. There are many factors that could cause our actual results to differ materially from those expressed above including, but not limited to, incidents, such as ship incidents, security incidents, the spread of contagious diseases and threats thereof, adverse weather conditions or other natural disasters and the related adverse publicity, economic conditions and adverse world events, changes in and compliance with various laws and regulations under which we operate and other factors that could adversely impact our revenues, costs and expenses. You should read the above forward-looking statements together with the discussion of these and other risks under “Cautionary Note Concerning Factors That May Affect Future Results.”

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

Ship Accounting

Our most significant assets are our ships, including ship improvements and ships under construction, which represent 78% of our total assets at November 30, 2015. We make several critical accounting estimates with respect to our ship accounting. First, in order to compute our ships’ depreciation expense, which represented 11% of our cruise costs and expenses in 2015, we have to estimate the useful life of each of our ships as well as their residual values. Secondly, we account for ship improvement costs by capitalizing those costs that we believe add value to our ships and have a useful life greater than one year, and depreciate those improvements over the shorter of their or the ships’ estimated remaining useful life, while the costs of repairs and maintenance, including minor improvement costs and dry-dock expenses, are charged to expense as incurred. Finally, when we record the retirement of a ship component that is included within the ship’s cost basis, we may have to estimate the net book value of the asset being retired in order to remove it from the ship’s cost basis.

We determine the useful life of our ships and ship improvements based on our estimates of the period over which the assets will be of economic benefit to us, including the impact of long-term vacation market conditions, marketing and technical obsolescence, competition, physical deterioration, historical useful lives of similarly-built ships, regulatory constraints and maintenance requirements. In addition, we consider estimates of the weighted-average useful lives of the ships’ major component systems, such as the hull, cabins, main electric, superstructure and engines. Taking all of this into consideration, we have estimated our new ships’ useful lives at 30 years.

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

If materially different conditions existed, or if we materially changed our assumptions of ship useful lives and residual values, our depreciation expense, loss on retirement of ship components and net book value of our ships would be materially different. In addition, if we change our assumptions in making our determinations as to whether improvements to a ship add value, the amounts we expense each year as repair and maintenance expense could increase, which would be partially offset by a decrease in depreciation expense, resulting from a reduction in capitalized costs. Our 2015 ship depreciation expense would have increased by approximately $40 million assuming we had reduced our estimated 30-year ship useful life estimate by one year at the time we took delivery or acquired each of our ships. In addition, our 2015 ship depreciation expense would have increased by approximately $210 million assuming we had estimated our ships to have no residual value at the time of their delivery or acquisition.

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

For our cruise ships, we perform our impairment reviews, if required, at the individual cruise ship level, which is the lowest level for which we maintain identifiable cash flows that are independent of the cash flows of other assets and liabilities. See Note 11 - “Fair Value Measurements, Derivative Instruments and Hedging Activities” in the consolidated financial statements for a discussion of ship impairment charges recorded in 2014 and 2013.

We believe it is more-likely-than-not (“MLTN”) that each of our cruise brands’ estimated fair value that carry goodwill at November 30, 2015 exceeded their carrying value. We also believe that it is MLTN that the estimated fair value of each of our cruise brands’ trademarks recorded at November 30, 2015 exceeded their carrying values. See Note 11 - “Fair Value Measurements, Derivative Instruments and Hedging Activities” in the consolidated financial statements for additional discussion of our goodwill and trademark impairment reviews.

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

In performing qualitative assessments of our cruise brands that carry goodwill, qualitative factors that we consider to determine their effect on each of the cruise brand’s estimated fair values include industry and market conditions, macroeconomic conditions, changes to WACC, overall financial performance, changes in fuel prices and capital expenditures. In determining the estimated fair values of cruise brands utilizing discounted future cash flow analysis for our quantitative goodwill impairment tests, significant judgments are made related to forecasted operating results, including net revenue yields and net cruise costs including fuel prices; capacity changes, including the expected rotation of vessels into, or out of, the cruise brand; WACC of market participants, adjusted for the risk attributable to the geographic regions in which the cruise brand operates; capital expenditures; proceeds from forecasted dispositions of ships and terminal values.

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

Contingencies

We periodically assess the potential liabilities related to any lawsuits or claims brought against us, as well as for other known unasserted claims, including environmental, legal, regulatory, guest and crew and tax matters. In addition, we periodically assess the recoverability of our trade and other receivables and our charter-hire and other counterparty credit exposures, such as contractual nonperformance by our Asian ship charter tour operators and financial and other institutions with which we conduct significant business. Our credit exposure also includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in Australia and most of Europe where we are obligated to honor our guests’ cruise payments made by them to their travel agents and tour operators regardless of whether we have received these payments. While it is typically very difficult to determine the timing and ultimate outcome of these matters, we use our best judgment to determine if it is probable, or MLTN for income tax matters, that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable or MLTN loss, if any, can be made. In assessing probable losses, we make estimates of the amount of probable insurance recoveries, if any, which are recorded as assets. We accrue a liability and establish a reserve when we believe a loss is probable or MLTN for income tax matters, and the amount of the loss can be reasonably estimated in accordance with U.S. GAAP. Such accruals and reserves are typically based on developments to date, management’s estimates of the outcomes of these matters, our experience in contesting, litigating and settling other similar non-income tax matters, historical claims experience, actuarially determined estimates of liabilities and any related insurance coverages. See Note 8 - “Contingencies,” Note 9 - “Taxation” and Note 11 - “Fair Value Measurements, Derivative Instruments and Hedging Activities” in the consolidated financial statements for additional information concerning our contingencies.

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

For segment information related to our North America and EAA cruise brands’ revenues, expenses, operating income and other financial information, see Note 12 - “Segment Information” in the consolidated financial statements.

Statistical Information

	Years Ended November 30,
	2015	2014	2013
ALBDs (in thousands) (a) (b)	77,307	76,000	74,033
Occupancy percentage (c)	104.8%	104.1%	105.1%
Passengers carried (in thousands)	10,837	10,566	10,061
Fuel consumption in metric tons (in thousands)	3,181	3,194	3,266
Fuel consumption in metric tons per ALBD	0.041	0.042	0.044
Fuel cost per metric ton consumed	$393	$636	$676
Currencies
U.S. dollar to Euro	$1.12	$1.34	$1.32
U.S. dollar to Sterling	$1.54	$1.66	$1.56
U.S. dollar to Australian dollar	$0.76	$0.91	$0.98
U.S. dollar to Canadian dollar	$0.79	$0.91	$0.97

(a)
ALBD is a standard measure of passenger capacity for the period that we use to approximate rate and capacity variances, based on consistently applied formulas that we use to perform analyses to determine the main non-capacity driven factors that cause our cruise revenues and expenses to vary. ALBDs assume that each cabin we offer for sale accommodates two passengers and is computed by multiplying passenger capacity by revenue-producing ship operating days in the period.

(b)	In 2015 compared to 2014, we had a 1.7% capacity increase in ALBDs comprised of a 4.1% capacity increase in our EAA brands and a slight capacity increase in our North America brands.

Our EAA brands’ capacity increase was caused by:

•	full year impact from one Costa 3,692-passenger capacity ship delivered in 2014 and

•	the partial year impact from one P&O Cruises (UK) 3,647-passenger capacity ship delivered in 2015.

These increases were partially offset by:

•	full year impact from the bareboat charter/sale of a Costa ship and a former Ibero ship and

•	more ship dry-dock days in 2015 compared to 2014.

Our North America brands' slight capacity increase was caused by the full year impact from one Princess 3,560-passenger capacity ship delivered in 2014.

This increase was partially offset by:

•	more ship dry-dock days in 2015 compared to 2014 and

•	fewer ship operating days due to pro rated voyages.

In 2014 compared to 2013, we had a 2.7% capacity increase in ALBDs comprised of a 4.3% capacity increase in our North America brands and a minor capacity increase in our EAA brands.

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

2015 Compared to 2014

Revision of Prior Period Financial Statements

Management's discussion and analysis of the results of operations is based on the revised Consolidated Statement of Income for the year ended November 30, 2014 (see "Note 1 - General - Revision of Prior Period Financial Statements" in the consolidated financial statements for additional discussion).

Revenues

Consolidated

Cruise passenger ticket revenues made up 74% of our 2015 total revenues. Cruise passenger ticket revenues decreased by $288 million, or 2.4%, to $11.6 billion in 2015 from $11.9 billion in 2014.

This decrease was caused by the foreign currency translational impact from a stronger U.S. dollar against the euro, sterling and the
Australian dollar (“2015 foreign currency translational impact”), which accounted for $715 million.

This decrease was partially offset by:

•	$205 million - 1.7% capacity increase in ALBDs;

•	$155 million - net increase in cruise ticket pricing, driven primarily by improvements in Alaskan and Caribbean itineraries for our North America brands and Mediterranean and North European itineraries for our EAA brands, mostly offset by net unfavorable foreign currency transactional impacts and

•	$86 million - slight increase in occupancy.

The remaining 26% of 2015 total revenues were substantially all comprised of onboard and other cruise revenues, which increased by
$107 million, or 2.8%, to $3.9 billion in 2015 from $3.8 billion in 2014.

This increase was caused by:

•	$185 million - higher onboard spending by our guests;

•	$65 million - 1.7% capacity increase in ALBDs and

•	$27 million - slight increase in occupancy.

These increases were partially offset by the 2015 foreign currency translational impact, which accounted for $165 million.

Onboard and other revenues included concession revenues that decreased slightly and remained at $1.1 billion in both 2015 and 2014.

North America Brands

Cruise passenger ticket revenues made up 72% of our North America brands' 2015 total revenues. Cruise passenger ticket revenues increased by $152 million, or 2.2% to $7.0 billion in 2015 from $6.9 billion in 2014.

This increase was caused by:

•	$132 million - 2.0 percentage point increase in occupancy and

•	$26 million - net increase in cruise ticket pricing, driven primarily by improvements in Alaskan and Caribbean itineraries, mostly offset by unfavorable foreign currency transactional impacts.

The remaining 28% of our North America brands' 2015 total revenues were comprised of onboard and other cruise revenues, which increased by $149 million, or 5.8%, to $2.7 billion in 2015 from $2.6 billion in 2014.

This increase was caused by:

•	$110 million - higher onboard spending by our guests and

•	$49 million - 2.0 percentage point increase in occupancy.

These increases were partially offset by lower third party revenues, which accounted for $18 million.

Onboard and other revenues included concession revenues that increased by $12 million, or 1.6%, to $747 million in 2015 from $735 million in 2014.

EAA Brands

Cruise passenger ticket revenues made up 82% of our EAA brands' 2015 total revenues. Cruise passenger ticket revenues decreased by $430 million, or 8.5%, to $4.6 billion in 2015 from $5.0 billion 2014.

This decrease was caused by:

•	$715 million - 2015 foreign currency translational impact and

•	$58 million - 1.2 percentage point decrease in occupancy.

These decreases were partially offset by:

•	$205 million - 4.1% capacity increase in ALBDs and

•	$135 million - increase in cruise ticket pricing, driven primarily by improvements in Mediterranean and North European itineraries and favorable foreign currency transactional impacts.

The remaining 18% of our EAA brands' 2015 total revenues were comprised of onboard and other cruise revenues, which decreased by $81 million, or 7.3%, to $1.0 billion in 2015 from $1.1 billion in 2014.

This decrease was caused by the 2015 foreign currency translational impact, which accounted for $165 million.

This decrease was partially offset by:

•	$51 million - higher onboard spending by our guests and

•	$45 million - 4.1% capacity increase in ALBDs.

Onboard and other revenues included concession revenues that decreased by $38 million, or 10%, to $329 million in 2015 from $367 million in 2014. This decrease was caused by the 2015 foreign currency translational impact.

Costs and Expenses

Consolidated

Operating costs and expenses decreased by $973 million, or 9.3%, to $9.4 billion in 2015 from $10.4 billion in 2014.

This decrease was caused by:

•	$776 million - lower fuel prices;

•	$475 million - 2015 foreign currency translational impact;

•	$53 million - nonrecurrence of impairment charges incurred in 2014 related to Grand Celebration and Grand Holiday;

•	$43 million - lower fuel consumption per ALBD and

•	$20 million - gain on a litigation settlement.

These decreases were partially offset by:

•	$176 million - 1.7% capacity increase in ALBDs;

•	$106 million - higher dry-dock expenses as a result of higher number of dry-dock days;

•	$37 million - nonrecurrence of a gain from the sale of Costa Voyager in 2014;

•	$28 million - slight increase in occupancy and

•	$47 million - various other operating expenses, net, partially offset by favorable foreign currency transactional impacts.

Selling and administrative expenses remained flat at $2.1 billion in both 2015 and 2014.

Depreciation and amortization expenses decreased slightly and remained at $1.6 billion in both 2015 and 2014.

Our total costs and expenses as a percentage of revenues decreased to 84% in 2015 from 89% in 2014.

North America Brands

Operating costs and expenses decreased by $517 million, or 8.2%, to $5.8 billion in 2015 from $6.3 billion in 2014.

This decrease was caused by:

•	$503 million - lower fuel prices;

•	$41 million - decreases in commissions, transportation and other related expenses;

•	$25 million - lower fuel consumption per ALBD;

•	$19 million - gain on a litigation settlement and

•	$30 million - various other operating expenses, net, which included favorable foreign currency transactional impacts.

These decreases were partially offset by:

•	$58 million - higher dry-dock expenses as a result of higher number of dry-dock days and

•	$43 million - 2.0 percentage point increase in occupancy.

Our total costs and expenses as a percentage of revenues decreased to 81% in 2015 from 89% in 2014.

EAA Brands

Operating costs and expenses decreased by $472 million, or 12%, to $3.4 billion in 2015 from $3.9 billion in 2014.

This decrease was caused by:

•	$476 million - 2015 foreign currency translational impact;

•	$273 million - lower fuel prices and

•	$53 million - nonrecurrence of impairment charges incurred in 2014 related to Grand Celebration and Grand Holiday.

These decreases were partially offset by:

•	$159 million - 4.1% capacity increase in ALBDs;

•	$49 million - higher dry-dock expenses as a result of higher number of dry-dock days;

•	$37 million - nonrecurrence of a gain from the sale of Costa Voyager recognized in 2014;

•	$26 million - increases in commissions, transportation and other related expenses and

•	$59 million - various other operating expenses, net, which included unfavorable foreign currency transactional impacts.

Our total costs and expenses as a percentage of revenues decreased to 83% in 2015 from 86% in 2014.

Operating Income

Our consolidated operating income increased by $802 million, or 45%, to $2.6 billion in 2015 from $1.8 billion in 2014. Our North America brands’ operating income increased by $766 million, or 74%, to $1.8 billion in 2015 from $1.0 billion in 2014, and our EAA brands’ operating income increased by $45 million, or 5.0%, to $938 million in 2015 from $893 million in 2014. These changes were primarily due to the reasons discussed above.

Nonoperating Expense

Net interest expense decreased by $71 million, or 25%, to $217 million in 2015 from $288 million in 2014 primarily due to lower level of average borrowings, favorable foreign currency exchange rates and lower interest rates.
Losses on fuel derivatives, net were comprised of the following:

	Year Ended November 30,
	2015	2014
Unrealized losses on fuel derivatives	$(332)	$(268)
Realized losses on fuel derivatives, net	(244)	(3)
Losses on fuel derivatives, net	$(576)	$(271)

Net income tax expense increased by $33 million to $42 million in 2015 from $9 million in 2014.

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

Net cruise costs per ALBD and net cruise costs excluding fuel per ALBD are the most significant measures we use to monitor our ability to control our cruise segments’ costs rather than gross cruise costs per ALBD. We exclude the same variable costs that are included in the calculation of net cruise revenues to calculate net cruise costs with and without fuel to avoid duplicating these variable costs in our non-GAAP financial measures. In addition, we exclude gains and losses on ship sales and ship impairments, net and restructuring expenses from our calculation of net cruise costs with and without fuel as they are not considered part of our core operating business and, therefore, are not an indication of our future earnings performance. As such, we also believe it is more meaningful for gains and losses on ship sales and ship impairments, net and restructuring expenses to be excluded from our net income and earnings per share and, accordingly, we present adjusted net income and adjusted earnings per share excluding these items.

As a result of our revision of 2014 and 2013 cruise ship operating expenses, our previously reported results changed as follows (in millions, except per ALBD data):

	Year Ended November 30, 2014		Year Ended November 30, 2013
	As Previously Reported	As Revised	As Previously Reported	As Revised
Gross cruise costs per ALBD	$161.69	$161.93	$166.83	$167.12
Net cruise costs per ALBD	$124.35	$124.59	$126.05	$126.34
Net cruise costs excluding fuel per ALBD	$97.60	$97.84	$96.23	$96.51
U.S. GAAP net income	1,236	1,216	1,078	1,055
Adjusted net income	1,524	1,504	1,232	1,209

In addition, our EAA cruise brands utilize the euro, sterling and Australian dollar as their functional currency, the monetary unit of the primary economic environment in which they operate, to measure their results and financial condition. This subjects us to foreign currency translational risk. All of our North American and EAA cruise brands also have revenues and expenses that are in a currency other than their functional currency. This subjects us to foreign currency transactional risk.

We report non-GAAP financial measures on a “constant dollar” and “constant currency” basis assuming the 2015 and 2014 periods’ currency exchange rates have remained constant with the 2014 and 2013 periods’ rates, respectively. These metrics facilitate a comparative view for the changes in our business in an environment with fluctuating exchange rates.

Constant dollar reporting is a Non-GAAP financial measure that removes only the impact of changes in exchange rates on the translation of our EAA brands.

Constant currency reporting is a Non-GAAP financial measure that removes the impact of changes in exchange rates on the translation of our EAA brands (as in constant dollar) plus the transactional impact of changes in exchange rates from revenues and expenses that are denominated in a currency other than the functional currency for both our North America and EAA brands.

Examples:

•
The translation of our EAA brand operations to our U.S. dollar reporting currency results in decreases in reported U.S. dollar revenues and expenses if the U.S. dollar strengthens against these foreign currencies and increases in reported U.S. dollar revenues and expenses if the U.S. dollar weakens against these foreign currencies.

•
Our North America brands have a U.S. dollar functional currency but also have revenue and expense transactions in currencies other than the U.S. dollar. If the U.S. dollar strengthens against these other currencies, it reduces the U.S. dollar revenues and expenses. If the U.S. dollar weakens against these other currencies, it increases the U.S. dollar revenues and expenses.

•
Our EAA brands have a euro, sterling and Australian dollar functional currency but also have revenue and expense transactions in currencies other than their functional currency. If their functional currency strengthens against these other currencies, it reduces the functional currency revenues and expenses. If the functional currency weakens against these other currencies, it increases the functional currency revenues and expenses.

Our foreign currency transactional impact is more significant to our 2015 results compared to 2014 and 2013 given the continuing expansion of our global business and the heightened volatility in foreign currency exchange rates. This differed from previous years when our constant dollar reporting removed substantially all of the impact of changes in currency exchange rates between periods. Accordingly, we also reported on a constant currency basis beginning in 2015. See “Quantitative and Qualitative Disclosures About Market Risk” for a further discussion of the 2016 impact of currency exchange rate changes.

Under U.S. GAAP, the realized and unrealized gains and losses on fuel derivatives not qualifying as fuel hedges are recognized currently in earnings. We believe that unrealized gains and losses on fuel derivatives are not an indication of our earnings performance since they relate to future periods and may not ultimately be realized in our future earnings. Therefore, we believe it is more meaningful for the unrealized gains and losses on fuel derivatives to be excluded from our net income and earnings per share and, accordingly, we present adjusted net income and adjusted earnings per share excluding these unrealized gains and losses.

We have excluded from our earnings guidance the impact of unrealized gains and losses on fuel derivatives because we do not believe they are an indication of our future earnings performance. Accordingly, our earnings guidance is presented on an adjusted basis only. As a result, management has not provided a reconciliation between forecasted adjusted earnings per share guidance and forecasted U.S. GAAP earnings per share guidance because it would be too difficult to prepare a reliable U.S. GAAP quantitative reconciliation without unreasonable effort. However, we do forecast realized gains and losses on fuel derivatives by applying current Brent prices to the derivatives that settle in the forecast period.

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The presentation of our non-GAAP financial information is not intended to be considered in isolation from, as substitute for, or superior to the financial information prepared in accordance with U.S. GAAP. There are no specific rules for determining our non-GAAP as reported, constant dollar and constant currency financial measures and, accordingly, they are susceptible to varying calculations, and it is possible that they may not be exactly comparable to the like-kind information presented by other companies, which is a potential risk associated with using these measures to compare us to other companies.

Consolidated gross and net revenue yields were computed by dividing the gross and net cruise revenues by ALBDs as follows (dollars in millions, except yields):

	Years Ended November 30,
	2015	2015 Constant Dollar	2014	2014 Constant Dollar	2013

Passenger ticket revenues	$11,601	$12,316	$11,889	$11,787	$11,648
Onboard and other revenues	3,887	4,052	3,780	3,765	3,598
Gross cruise revenues	15,488	16,368	15,669	15,552	15,246
Less cruise costs
Commissions, transportation and other	(2,161)	(2,324)	(2,299)	(2,277)	(2,303)
Onboard and other	(526)	(549)	(519)	(516)	(539)
	(2,687)	(2,873)	(2,818)	(2,793)	(2,842)
Net passenger ticket revenues	9,440	9,992	9,590	9,510	9,345
Net onboard and other revenues	3,361	3,503	3,261	3,249	3,059
Net cruise revenues	$12,801	$13,495	$12,851	$12,759	$12,404
ALBDs	77,307,323	77,307,323	75,999,952	75,999,952	74,032,939
Gross revenue yields	$200.34	$211.73	$206.17	$204.63	$205.94
% (decrease) increase vs. prior year	(2.8)%	2.7%	0.1%	(0.6)%
Net revenue yields	$165.58	$174.57	$169.09	$167.88	$167.56
% (decrease) increase vs. prior year	(2.1)%	3.2%	0.9%	0.2%
Net passenger ticket revenue yields	$122.11	$129.25	$126.18	$125.14	$126.23
% (decrease) increase vs. prior year	(3.2)%	2.4%	0.0%	(0.9)%
Net onboard and other revenue yields	$43.48	$45.32	$42.90	$42.75	$41.33
% increase vs. prior year	1.3%	5.6%	3.8%	3.4%

	Years Ended November 30,
	2015	2015 Constant Currency	2014

Net passenger ticket revenues	$9,440	$10,123	$9,590
Net onboard and other revenues	3,361	3,513	3,261
Net cruise revenues	$12,801	$13,636	$12,851

ALBDs	77,307,323	77,307,323	75,999,952

Net revenue yields	$165.58	$176.39	$169.09
% (decrease) increase vs. prior year	(2.1)%	4.3%
Net passenger ticket revenue yields	$122.11	$130.94	$126.18
% (decrease) increase vs. prior year	(3.2)%	3.8%
Net onboard and other revenue yields	$43.48	$45.45	$42.90
% increase vs. prior year	1.3%	5.9%

Consolidated gross and net cruise costs and net cruise costs excluding fuel per ALBD were computed by dividing the gross and net cruise costs and net cruise costs excluding fuel by ALBDs as follows (dollars in millions, except costs per ALBD):

	Years Ended November 30,
	2015	2015 Constant Dollar	2014	2014 Constant Dollar	2013

Cruise operating expenses	$9,292	$9,767	$10,261	$10,201	$10,502
Cruise selling and administrative expenses	2,058	2,168	2,046	2,035	1,871
Gross cruise costs	11,350	11,935	12,307	12,236	12,373
Less cruise costs included above
Commissions, transportation and other	(2,161)	(2,324)	(2,299)	(2,277)	(2,303)
Onboard and other	(526)	(549)	(519)	(516)	(539)
Restructuring expenses	(25)	(30)	(18)	(18)	—
Gains (losses) on ship sales and ship impairments, net	8	8	(2)	(5)	(178)
Net cruise costs	8,646	9,040	9,469	9,420	9,353
Less fuel	(1,249)	(1,249)	(2,033)	(2,033)	(2,208)
Net cruise costs excluding fuel	$7,397	$7,791	$7,436	$7,387	$7,145
ALBDs	77,307,323	77,307,323	75,999,952	75,999,952	74,032,939
Gross cruise costs per ALBD	$146.81	$154.39	$161.93	$161.00	$167.12
% decrease vs. prior year	(9.3)%	(4.7)%	(3.1)%	(3.7)%
Net cruise costs per ALBD	$111.83	$116.94	$124.59	$123.94	$126.34
% decrease vs. prior year	(10.2)%	(6.1)%	(1.4)%	(1.9)%
Net cruise costs excluding fuel per ALBD	$95.68	$100.78	$97.84	$97.19	$96.51
% (decrease) increase vs. prior year	(2.2)%	3.0%	1.4%	0.7%

	Years Ended November 30,
	2015	2015 Constant Currency	2014

Net cruise costs excluding fuel	$7,397	$7,828	$7,436
ALBDs	77,307,323	77,307,323	75,999,952

Net cruise costs excluding fuel per ALBD	$95.68	$101.26	$97.84
% (decrease) increase vs. prior year	(2.2)%	3.5%

Adjusted fully diluted earnings per share was computed as follows (in millions, except per share data):

	Years Ended November 30,
	2015	2014		2013
Net income
U.S. GAAP net income	$1,757	$1,216		$1,055
Restructuring expenses	25	18		—
(Gains) losses on ship sales and ship impairments, net	(8)	2	(a)	163	(b)
Ibero trademark and other impairment charges	—	—		27	(c)
Unrealized losses (gains) on fuel derivatives, net	332	268		(36)
Adjusted net income	$2,106	$1,504		$1,209
Weighted-average shares outstanding	779	778		777

Earnings per share
U.S. GAAP earnings per share	$2.26	$1.56		$1.36
Restructuring expenses	0.03	0.02		—
(Gains) losses on ship sales and ship impairments, net	(0.01)	—	(a)	0.21	(b)
Ibero trademark and other impairment charges	—	—		0.03	(c)
Unrealized losses (gains) on fuel derivatives, net	0.42	0.35		(0.05)
Adjusted earnings per share	$2.70	$1.93		$1.55

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

(c)	Represents impairment charges of $14 million for an investment and $13 million for Ibero’s remaining trademarks’ carrying value.
Net cruise revenues decreased slightly by $50 million, to $12.8 billion in 2015 from $12.9 billion in 2014.
The slight decrease in net cruise revenues was caused by:

•	$695 million - 2015 foreign currency translational impact and

•	$141 million - 2015 foreign currency transactional impact.
These decreases were partially offset by:

•	$565 million - 4.3% increase in constant currency net revenue yields and

•	$221 million - 1.7% capacity increase in ALBDs.
The 4.3% increase in net revenue yields on a constant currency basis was due to a 3.8% increase in net passenger ticket revenue yields and a 5.9% increase in net onboard and other revenue yields.
The 3.8% increase in net passenger ticket revenue yields was caused by a 5.9% increase from our North America brands and a slight increase from our EAA brands. The increase in net passenger ticket revenue yields was driven primarily by improvements in Alaskan and Caribbean itineraries for our North America brands.
The 5.9% increase in net onboard and other revenue yields was caused by a 7.1% increase from our North America brands and a 2.2% increase from our EAA brands.
Gross cruise revenues decreased by $181 million, or 1.2%, to $15.5 billion in 2015 from $15.7 billion in 2014 for largely the same reasons as discussed above.
Net cruise costs excluding fuel decreased slightly by $39 million and remained at $7.4 billion in 2015 and 2014.

The slight decrease in net cruise costs excluding fuel was caused by:

•	$395 million - 2015 foreign currency translational impact and

•	$37 million - 2015 foreign currency transactional impact.
These decreases were partially offset by:

•	$265 million - 3.5% increase in constant currency net cruise costs excluding fuel per ALBD and

•	$128 million - 1.7% capacity increase in ALBDs.
The 3.5% increase in constant currency net cruise costs excluding fuel per ALBD were primarily due to:

•	$106 million - higher dry dock expenses as a result of higher number of dry-dock days and

•	$88 million - higher selling, general and administrative expenses.
Fuel costs decreased by $784 million, or 39%, to $1.2 billion in 2015 from $2.0 billion in 2014.
This decrease was caused by:

•	$776 million - lower fuel prices and

•	$43 million - lower fuel consumption per ALBD.
These decreases in fuel costs were partially offset by our 1.7% capacity increase in ALBDs, which accounted for $35 million.
Gross cruise costs decreased by $957 million, or 7.8%, to $11.4 billion in 2015 from $12.3 billion in 2014 for principally the same reasons as discussed above.

2014 Compared to 2013

Revision of Prior Period Financial Statements

Management's discussion and analysis of the results of operations is based on the revised Consolidated Statements of Income for the years ended November 30, 2014 and November 30, 2013 (see "Note 1 - General - Revision of Prior Period Financial Statements" in the consolidated financial statements for additional discussion).

Revenues

Consolidated

Cruise passenger ticket revenues made up 75% of our 2014 total revenues. Cruise passenger ticket revenues increased by $241 million, or 2.1%, to $11.9 billion in 2014 from $11.6 billion in 2013.

This increase was caused by:

•	$309 million - 2.7% capacity increase in ALBDs and

•
$102 million - foreign currency translational impact from a weaker U.S. dollar against the euro and sterling, net of a stronger U.S. dollar against the Australian dollar (“2014 net foreign currency translational impact”).

These increases were partially offset by:

•	$114 million - 1.0 percentage point decrease in occupancy and

•	$37 million - decrease in cruise ticket pricing.

The remaining 25% of 2014 total revenues were substantially all comprised of onboard and other cruise revenues, which increased by $182 million, or 5.1%, to $3.8 billion in 2014 from $3.6 billion in 2013.

This increase was caused by:

•	$96 million - 2.7% capacity increase in ALBDs and

•	$92 million - higher onboard spending by our guests.

These increases were partially offset by a 1.0 percentage point decrease in occupancy, which accounted for $36 million.

Onboard and other revenues included concession revenues of $1.1 billion in both 2014 and 2013.

North America Brands

Cruise passenger ticket revenues made up 73% of our 2014 total revenues. Cruise passenger ticket revenues increased slightly by $19 million to $6.9 billion in 2014 from $6.8 billion in 2013.

This increase was caused by a 4.3% capacity increase in ALBDs, which accounted for $294 million.

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

This increase was substantially due to:

•	$102 million - 2014 net foreign currency translational impact;

•	$49 million - increase in air transportation revenues from guests who purchased their tickets from us;

•	$39 million - increase in cruise ticket pricing and

•	$23 million - slight increase in occupancy.

The remaining 18% of 2014 total revenues were comprised of onboard and other cruise revenues, which increased by $19 million, or 1.7%, and remained at $1.1 billion in both 2014 and 2013.

Onboard and other revenues included concession revenues of $367 million in 2014 and $370 million in 2013.

Costs and Expenses

Consolidated

Operating costs and expenses decreased by $223 million, or 2.1%, to $10.4 billion in 2014 from $10.6 billion in 2013.

This decrease was caused by:

•	$176 million - nonrecurrence in 2014 of impairment charges related to Costa Classica and Costa Voyager;

•	$126 million - lower fuel prices;

•	$107 million - lower fuel consumption per ALBD;

•	$64 million - decreases in commissions, transportation and other related expenses primarily due to a decrease in air transportation costs related to guests who purchased their tickets from us;

•	$56 million - nonrecurrence in 2014 of additional costs and expenses related to the 2013 voyage disruptions, net of third-party insurance recoverables of $20 million;

•	$51 million - gains from the sales of Costa Voyager and Ocean Princess;

•	$42 million - lower dry-dock and other ship repair and maintenance expenses and

•	$38 million - 1.0 percentage point decrease in occupancy.

These decreases were partially offset by:

•	$278 million - 2.7% capacity increase in ALBDs;

•	$59 million - 2014 net foreign currency translational impact;

•	$53 million - impairment charges related to Grand Celebration and Grand Holiday and

•	$47 million - various other operating expenses, net.

Selling and administrative expenses increased by $175 million, or 9.3%, to $2.1 billion in 2014 from $1.9 billion in 2013.

Depreciation and amortization expenses increased by $47 million, or 3.0%, and remained at $1.6 billion in both 2014 and 2013.

Our total costs and expenses as a percentage of revenues decreased to 89% in 2014 from 91% in 2013.

North America Brands

Operating costs and expenses decreased slightly by $26 million and remained at $6.3 billion in both 2014 and 2013.

This decrease was caused by:

•	$103 million - decreases in commissions, transportation and other related expenses primarily due to a decrease in air transportation costs related to guests who purchased their tickets from us;

•	$87 million - lower fuel prices;

•	$58 million - lower fuel consumption per ALBD;

•	$56 million - nonrecurrence in 2014 of additional costs and expenses related to the 2013 voyage disruptions, net of third-party insurance recoverables of $20 million;

•	$43 million - 2.0 percentage point decrease in occupancy;

•	$47 million - lower dry-dock and other ship repair and maintenance expenses and

•	$14 million - gain from the sale of Ocean Princess.

These decreases were partially offset by:

•	$271 million - 4.3% capacity increase in ALBDs;

•	$39 million - nonrecurrence in 2014 of an intersegment transaction, which was fully offset in our Cruise Support segment and

•	$72 million - various other operating expenses, net.

Our total costs and expenses as a percentage of revenues decreased to 89% in 2014 from 90% in 2013.

EAA Brands

Operating costs and expenses decreased by $223 million, or 5.4%, to $3.9 billion in 2014 from $4.1 billion in 2013.

This decrease was caused by:

•	$176 million - nonrecurrence in 2014 of impairment charges related to Costa Classica and Costa Voyager;

•	$51 million - lower fuel consumption per ALBD;

•	$41 million - lower fuel prices;

•	$39 million - lower dry-dock and other ship repair and maintenance expenses;

•	$37 million - gain from the sale of Costa Voyager and

•	$37 million - various other operating expenses, net.

These decreases were partially offset by:

•	$59 million - 2014 net foreign currency translational impact;

•	$53 million - impairment charges related to Grand Celebration and Grand Holiday and

•	$46 million - increases in commissions, transportation and other related expenses principally due to an increase in air transportation costs related to guests who purchased their tickets from us.

Our total costs and expenses as a percentage of revenues decreased to 86% in 2014 from 92% in 2013.

Operating Income

Our consolidated operating income increased by $443 million, or 33%, to $1.8 billion in 2014 from $1.3 billion in 2013. Our North America brands’ operating income increased by $108 million, or 12%, to $1.0 billion in 2014 from $933 million in 2013, and our EAA brands’ operating income increased by $422 million, or 90%, to $893 million in 2014 from $471 million in 2013. These changes were primarily due to the reasons discussed above.

Nonoperating Expense

Net interest expense decreased by $31 million, or 9.7%, to $288 million in 2014 from $319 million in 2013.
(Losses) gains on fuel derivatives, net were comprised of the following:

	Year Ended November 30,
	2014	2013
Unrealized (losses) gains on fuel derivatives, net	$(268)	$36
Realized losses on fuel derivatives, net	(3)	—
(Losses) gains on fuel derivatives, net	$(271)	$36

Key Performance Non-GAAP Financial Indicators

Net cruise revenues increased by $447 million, or 3.6%, to $12.9 billion in 2014 from $12.4 billion in 2013.

This increase in net cruise revenues was caused by:

•	$330 million - 2.7% capacity increase in ALBDs;

•	$92 million - 2014 net foreign currency translational impact and

•	$24 million - slight increase in constant dollar net revenue yields.

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

Net cruise costs excluding fuel increased by $290 million, or 4.1%, to $7.4 billion in 2014 from $7.1 billion in 2013.

This increase was caused by:

•	$190 million - 2.7% capacity increase in ALBDs;

•	$51 million - a slight increase in constant dollar net cruise costs excluding fuel per ALBD and

•	$49 million - 2014 net foreign currency translational impact.

Fuel costs decreased by $175 million, or 7.9%, to $2.0 billion in 2014 from $2.2 billion in 2013.

This decrease was caused by:

•	$126 million - lower fuel prices and

•	$107 million - lower fuel consumption per ALBD.

These decreases were partially offset by our 2.7% capacity increase in ALBDs, which accounted for $59 million.

Gross cruise costs decreased slightly by $65 million to $12.3 billion in 2014 from $12.4 billion in 2013 for principally the same reasons as discussed above.

Liquidity, Financial Condition and Capital Resources

Our primary financial goals are to profitably grow our cruise business and increase our ROIC, reaching double digit returns in the next two to three years, while maintaining a strong balance sheet. Our ability to generate significant operating cash flows allows us to internally fund our capital investments. We are committed to returning free cash flows to our shareholders in the form of dividends and/or share buybacks. In addition, we are committed to maintaining our strong investment grade credit ratings. Other objectives of our capital structure policy are to maintain a sufficient level of liquidity with our available cash and cash equivalents and committed financings for immediate and future liquidity needs, and a reasonable debt maturity profile that is spread out over a number of years.

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

At November 30, 2015, we had a working capital deficit of $4.5 billion. This deficit included $3.3 billion of current customer deposits, which represent the passenger revenues already collected for cruises departing over the next twelve months and, accordingly, are substantially more like deferred revenue balances rather than actual current cash liabilities. Our November 30, 2015 working capital deficit also included $1.4 billion of current debt obligations. We continue to generate significant cash from operations and have a strong balance sheet. This strong balance sheet provides us with the ability to refinance our current debt obligations before, or as they become due, in most financial credit market environments. We also have our revolving credit facilities available to provide long-term rollover financing should the need arise, or if we choose to do so. After excluding current customer deposits and current debt obligations from our November 30, 2015 working capital deficit balance, our adjusted working capital was $141 million. Our business model, along with our strong balance sheet and unsecured revolving credit facilities, allows us to operate with a working capital deficit and still meet our operating, investing and financing needs. We believe we will continue to have working capital deficits for the foreseeable future.

At November 30, 2014, the U.S. dollar was $1.56 to sterling, $1.25 to the euro and $0.85 to the Australian dollar. Had these November 30, 2014 currency exchange rates been used to translate our November 30, 2015 non-U.S. dollar functional currency operations’ assets and liabilities instead of the November 30, 2015 U.S. dollar exchange rates of $1.50 to sterling, $1.06 to the euro and $0.72 to the Australian dollar, our total assets would have been higher by $2.0 billion and our total liabilities would have been higher by $1.2 billion.

Sources and Uses of Cash

Operating Activities

Our business provided $4.5 billion of net cash from operations during 2015, an increase of $1.1 billion, or 32%, compared to $3.4 billion in 2014. This increase was caused by more cash being provided from our operating results and an increase in customer deposits. During 2014, our business provided $3.4 billion of net cash from operations, an increase of $596 million, or 21%, compared to $2.8 billion in 2013. This increase was substantially due to more cash being provided from our operating results and an increase in customer deposits.

Investing Activities

During 2015, net cash used in investing activities was $2.5 billion. This was substantially all due to our expenditures for capital projects, of which $981 million was spent on our ongoing new shipbuilding program, primarily for P&O Cruises (UK)'s Britannia. In addition to our new shipbuilding program, we had capital expenditures of $1.0 billion for ship improvements and replacements and $301 million for information technology, buildings and improvements and other assets. Furthermore, in 2015 we received cash installments of $25 million from the sales of Ocean Princess, Seabourn Legend and Seabourn Spirit. Finally, we paid $219 million of fuel derivative settlements.

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

Financing Activities
During 2015, net cash used in financing activities of $942 million was substantially due to the following:

•	repaid a net $633 million of short-term borrowings in connection with our availability of, and needs for, cash at various times throughout the period;

•	repaid $1.2 billion of long-term debt, including an early repayment of $225 million under an export credit facility;

•	issued $1.3 billion of publicly-traded notes, which net proceeds are being used for general corporate purposes;

•	borrowed $697 million of long-term debt under an export credit facility and a bank loan;

•	paid cash dividends of $816 million;

•
purchased $533 million of shares of Carnival Corporation common stock in open market transactions of which $276 million were purchased under our Repurchase Program and $257 million were purchased under our Stock Swap Program and

•	sold $264 million of treasury stock under our Stock Swap program.
During 2014, net cash used in financing activities of $1.0 billion was substantially due to the following:

•	borrowed a net $617 million of short-term borrowings in connection with our availability of, and needs for, cash at various times throughout the year;

•	repaid $2.5 billion of long-term debt, including early repayments of $839 million of three bank loans and $590 million of two export credit facilities;

•	borrowed $1.6 billion of new long-term debt under two export credit facilities and three bank loans and

•	paid cash dividends of $776 million.

During 2013, net cash used in financing activities of $780 million was substantially due to the following:

•	borrowed a net $4 million of short-term borrowings in connection with our availability of, and needs for, cash at various times throughout the year;

•	repaid $2.2 billion of long-term debt;

•
issued $1.7 billion of publicly-traded notes, of which $500 million was used to repay a like amount of export credit facilities, and the remaining $1.2 billion was and will be used for general corporate purposes, including repayments of portions of debt facilities maturing through May 2014;

•	borrowed $1.0 billion of new long-term debt under two export credit facilities and one bank loan;

•	paid cash dividends of $1.2 billion;

•
purchased $138 million of shares of Carnival Corporation common stock in open market transactions of which $103 million were purchased under our Repurchase Program and $35 million were purchased under our Stock Swap Program and

•	sold $35 million of treasury stock under our Stock Swap program.

Future Commitments and Funding Sources

At November 30, 2015, our contractual cash obligations, including ship construction contracts entered into through January 22, 2016, were as follows (in millions):

	Payments Due by
	2016	2017	2018	2019	2020	Thereafter	Total
Recorded Contractual Cash Obligations
Short-term borrowings	$30						$30
Long-term debt (a)	1,344	$1,007	$1,477	$1,400	$1,110	$2,419	8,757
Other long-term liabilities reflected on the balance sheet (b)	—	366	280	58	51	161	916
Unrecorded Contractual Cash Obligations
Shipbuilding (c)	1,950	1,288	2,459	3,014	2,388	—	11,099
Operating leases (c)	52	41	34	31	29	203	390
Port facilities and other (c)	211	200	161	104	102	793	1,571
Purchase obligations (d)	915	81	39	14	10	13	1,072
Fixed rate interest payments (e)	173	145	121	106	88	287	920
Floating rate interest payments (e)	72	43	61	50	59	85	370
Total Contractual Cash Obligations (f)	$4,747	$3,171	$4,632	$4,777	$3,837	$3,961	$25,125

(a)	Our long-term debt has a weighted-average maturity of 4.1 years. See Note 6 - “Unsecured Debt” in the consolidated financial statements for additional information regarding these debt obligations.

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

(c)
Our shipbuilding contractual obligations are legal commitments and, accordingly, cannot be canceled without cause by the shipyards or us, and such cancellation will subject the defaulting party to significant contractual liquidating damage payments. See Note 7 - “Commitments” in the consolidated financial statements for additional information regarding these contractual cash obligations.

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

(e)
Fixed rate interest payments represent cash outflows for fixed interest payments, including interest swapped from a floating rate to a fixed rate. Floating rate interest payments represent forecasted cash outflows for interest payments on floating rate debt, including interest swapped from a fixed rate to a floating rate, using the November 30, 2015 forward interest rates for the remaining terms of the loans. Floating rate interest payments also include debt issuance costs that are payable upon drawing under most of our cancellable export credit facilities and facility fees on our revolving credit facilities.

(f)	Amounts payable in foreign currencies, which are principally the euro, sterling and Australian dollars, are based on the November 30, 2015 exchange rates.

As of November 30, 2015, our total annual capital expenditures consist of ships under contract for construction, including ship construction contracts entered into through January 22, 2016, estimated improvements to existing ships and shoreside assets and are expected to be $3.5 billion in 2016, $2.7 billion in 2017, $3.8 billion in 2018, $4.4 billion in 2019 and $3.8 billion in 2020.

The year-over-year percentage increase in our annual capacity is currently expected to be 3.5% in 2016, 3.7% in 2017, 2.4% in 2018, 5.3% in 2019 and 7.2% in 2020. These percentage increases are expected to result primarily from contracted new ships entering service.

Our Boards of Directors have authorized, subject to certain restrictions, the repurchase of up to an aggregate of $1.0 billion of Carnival Corporation common stock and/or Carnival plc ordinary shares under the Repurchase Program. On January 28, 2016, the Boards of Directors approved a modification of the Repurchase Program authorization that increased the remaining $213 million of authorized repurchases by $1.0 billion. Accordingly, at January 28, 2016, the remaining availability under the Repurchase Program was $1.2 billion. See Note 10 - “Shareholders’ Equity” in the consolidated financial statements for a further discussion of the Repurchase Program.

In addition to the Repurchase Program, the Boards of Directors authorized, in October 2008, the repurchase of up to 19.2 million Carnival plc ordinary shares and, in January 2013, the repurchase of up to 32.8 million shares of Carnival Corporation common stock under the Stock Swap programs. Under the Stock Swap programs, we sell shares of Carnival Corporation common stock and/or Carnival plc ordinary shares, as the case may be, and use a portion of the net proceeds to purchase an equivalent number of Carnival plc ordinary shares or shares of Carnival Corporation common stock, as applicable. We use the Stock Swap programs in situations where we can obtain an economic benefit because either Carnival Corporation common stock or Carnival plc ordinary shares are trading at a price that is at a premium or discount to the price of Carnival plc ordinary shares or Carnival Corporation common stock, as the case may be. Any realized economic benefit under the Stock Swap programs is used for general corporate purposes, which could include repurchasing additional stock under the Repurchase Program. Depending on market conditions and other factors, we may repurchase shares of Carnival Corporation common stock and/or Carnival plc ordinary shares under the Repurchase Program and the Stock Swap programs concurrently.

Carnival plc ordinary share repurchases under both the Repurchase Program and the Stock Swap programs require annual shareholder approval. The existing shareholder approval is limited to a maximum of 21.5 million ordinary shares and is valid until the earlier of the conclusion of the Carnival plc 2016 annual general meeting or July 13, 2016. Finally, under the Stock Swap programs, any sales of the Carnival Corporation common stock and Carnival plc ordinary shares have been or will be registered under the Securities Act of 1933.

At January 22, 2016, the remaining availability under the Stock Swap programs was 18.1 million Carnival plc ordinary shares and 26.9 million shares of Carnival Corporation common stock. See Note 10 - “Shareholders’ Equity” in the consolidated financial statements for a further discussion of the Stock Swap programs.

At November 30, 2015, we had liquidity of $10.4 billion. Our liquidity consisted of $1.2 billion of cash and cash equivalents, which excludes $226 million of cash used for current operations, $2.8 billion available for borrowing under our revolving credit facilities, and $6.5 billion under our committed future financings, which are comprised of ship export credit facilities. Of this $6.5 billion, $1.5 billion is available for funding in 2016, $0.8 billion in 2017, $1.8 billion in 2018, $0.8 billion in 2019 and $1.6 billion in 2020. At November 30, 2015, our revolving credit facilities are scheduled to mature in 2020. These commitments are from numerous large and well-established banks and export credit agencies, which we believe will honor their contractual agreements with us.

Substantially all of our debt agreements contain financial covenants as described in Note 6 - “Unsecured Debt” in the consolidated financial statements. At November 30, 2015, we were in compliance with our debt covenants. In addition, based on, among other things, our forecasted operating results, financial condition and cash flows, we expect to be in compliance with our debt covenants for the foreseeable future. Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables could become due, and all debt and derivative contracts could be terminated.

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

Quantitative and Qualitative Disclosures About Market Risk

For a discussion of our hedging strategies and market risks, see the discussion below and Note 11 - “Fair Value Measurements, Derivative Instruments and Hedging Activities” in the consolidated financial statements.

Foreign Currency Exchange Rate Risks

Operational Currency Risks

We have foreign operations that have functional currencies other than the U.S. dollar, which result in foreign currency translational impacts. We execute transactions in a number of currencies different than their functional currencies, principally the euro, sterling and Australian, Canadian and U.S. dollars, which result in foreign currency transactional impacts. Based on a 10% hypothetical change in all currency exchange rates that were used in our December 18, 2015 guidance, we estimate (including both the foreign currency translational and transactional impacts) that our adjusted diluted earnings per share December 18, 2015 guidance would change by the following:

•	$0.30 per share on an annualized basis for 2016 and

•	$0.04 per share for the first quarter of 2016.

Investment Currency Risks

As of November 30 2015, we have foreign currency swaps and forwards of $387 million and $43 million, respectively, which settle through September 2019 and July 2017, respectively. These foreign currency swaps and forwards are designated as hedges of our net investments in foreign operations, which have a euro-denominated functional currency, thus partially offsetting the foreign currency exchange rate risk. Based on a 10% hypothetical change in the U.S. dollar to euro exchange rate as of November 30, 2015, we estimate that these foreign currency swaps’ and forwards’ fair values would change by $44 million, which would be offset by a corresponding change of $44 million in the U.S. dollar value of our net investments.

Newbuild Currency Risks

In 2015, we entered into foreign currency zero cost collars that are designated as cash flow hedges for a portion of Majestic Princess' and Seabourn Encore's euro-denominated shipyard payments. The Majestic Princess' collars mature in March 2017 at a weighted-average ceiling of $590 million and a weighted-average floor of $504 million. The Seabourn Encore's collars mature in November 2016 at a weighted-average ceiling of $221 million and a weighted-average floor of $185 million. If the spot rate is between the weighted-average ceiling and floor rates on the date of maturity, then we would not owe or receive any payments under these collars. At November 30, 2015, the estimated fair value of these outstanding foreign currency zero cost collars was a $26 million liability. Based on a 10% hypothetical increase or decrease in the November 30, 2015 U.S. dollar to euro exchange rates, we estimate the fair value of our foreign currency zero cost collars' liability would decrease $32 million or increase $43 million, respectively.

At January 22, 2016, our remaining newbuild currency exchange rate risk relates to euro-denominated newbuild contract payments, which represent a total unhedged commitment of $2.0 billion and substantially relates to Carnival Cruise Line, Holland America Line, P&O Cruises (Australia) and Seabourn newbuilds scheduled to be delivered through 2019. The functional currency cost of each of these ships will increase or decrease based on changes in the exchange rates until the payments are made under the shipbuilding contract, or we enter into a foreign currency hedge. Based on a 10% hypothetical change in the U.S. dollar to euro exchange rates as of November 30, 2015, the unpaid cost of these ships would have a corresponding change of $194 million.

Interest Rate Risks

At November 30, 2015, we have interest rate swaps that have effectively changed $500 million of fixed rate debt to U.S. dollar LIBOR-based floating rate debt and $568 million of EURIBOR-based floating rate euro debt to fixed rate euro debt. Based on a 10% hypothetical change in the November 30, 2015 market interest rates, the fair value of all our debt and related interest rate swaps would change by $77 million. In addition, based on a 10% hypothetical change in the November 30, 2015 market interest rates, our annual interest expense on floating rate debt, including the effect of our interest rate swaps, would change by an insignificant amount. Substantially all of our fixed rate debt can only be called or prepaid by incurring additional costs.

Fuel Price Risks

Our exposure to market risk for changes in fuel prices substantially all relates to the consumption of fuel on our ships. We expect to consume approximately 3.3 million metric tons of fuel in 2016. Based on a 10% hypothetical change in our December 18, 2015 guidances’ forecasted average fuel price, we estimate that our 2016 fuel expense, excluding the effect of zero cost collar fuel derivatives, would change by $80 million.

We mitigate a portion of our economic risk attributable to potential fuel price increases through the use of Brent zero cost collars. The actual fuel we use on our ships is marine fuel. See Note 11 - “Fair Value Measurements, Derivative Instruments and Hedging Activities” in the consolidated financial statements for additional discussion of our fuel derivatives.

At November 30, 2015, our fuel derivatives cover a portion of our estimated fuel consumption through 2018. At November 30, 2015, the estimated fair value of our outstanding fuel derivative contracts was a net liability of $561 million. Based on a 10% hypothetical increase or decrease in the November 30, 2015 Brent forward price curve, we estimate the fair value of our fuel derivatives' net liability would decrease $101 million or increase $108 million, respectively. In addition, a 10% hypothetical change in our December 18, 2015 guidances’ Brent price would result in a $0.04 per share change in realized losses on fuel derivatives for 2016 and a $0.01 per share change for the 2016 first quarter.

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below for 2011 through 2015 and as of the end of each such year, except for the statistical data, are derived from our audited consolidated financial statements and should be read in conjunction with those consolidated financial statements and the related notes.

	Years Ended November 30,
	2015	2014		2013		2012		2011
	(dollars in millions, except per share, per ton and currency data)
Statements of Income Data
Revenues	$15,714	$15,884		$15,456		$15,382		$15,793
Operating income	$2,574	$1,772	(a)	$1,329	(a)	$1,629	(b)	$2,255	(b)
Net income	$1,757	$1,216	(a)	$1,055	(a)	$1,285	(b)	$1,912	(b)
Earnings per share
Basic	$2.26	$1.57	(a)	$1.36	(a)	$1.66	(b)	$2.43	(b)
Diluted	$2.26	$1.56	(a)	$1.36	(a)	$1.65	(b)	$2.42	(b)
Adjusted net income (c)	$2,106	$1,504	(a)	$1,209	(a)	$1,501	(b)	$1,939	(b)
Adjusted earnings per share - diluted (c)	$2.70	$1.93	(a)	$1.55	(a)	$1.92	(b)	$2.46	(b)
Dividends declared per share	$1.10	$1.00		$1.00		$1.50	(d)	$1.00
Statements of Cash Flow Data
Cash provided by operating activities	$4,545	$3,430		$2,834		$2,999		$3,766
Cash used in investing activities	$2,478	$2,507		$2,056		$1,772	(e)	$2,646
Capital expenditures	$2,294	$2,583		$2,149		$2,332		$2,696
Cash used in financing activities	$942	$1,028		$780		$1,190		$1,093
Dividends paid	$816	$776		$1,164		$779		$671
Statistical Data
ALBDs (in thousands)	77,307	76,000		74,033		71,976		69,971
Occupancy percentage	104.8%	104.1%		105.1%		105.5%		106.2%
Passengers carried (in thousands)	10,837	10,566		10,061		9,829		9,559
Fuel consumption in metric tons (in thousands)	3,181	3,194		3,266		3,354		3,395
Fuel consumption in metric tons per ALBD	0.041	0.042		0.044		0.047		0.049
Fuel cost per metric ton consumed	$393	$636		$676		$710		$646
Currencies
U.S. dollar to Euro	$1.12	$1.34		$1.32		$1.28		$1.40
U.S. dollar to Sterling	$1.54	$1.66		$1.56		$1.58		$1.60
U.S. dollar to Australian dollar	$0.76	$0.91		$0.98		$1.03		$1.03
U.S. dollar to Canadian dollar	$0.79	$0.91		$0.97		$1.00		$1.01
	As of November 30,
	2015	2014		2013		2012		2011
	(dollars in millions)
Balance Sheet and Other Data
Total assets	$39,237	$39,448	(a)	$40,042	(b)	$39,126	(b)	$38,610	(b)
Total debt	$8,787	$9,088		$9,560		$8,902		$9,353
Total shareholders’ equity	$23,771	$24,204	(a)	$24,492	(b)	$23,889	(b)	$23,804	(b)
Total debt to capital (f)	27.0%	27.3%	(b)	28.1%	(b)	27.1%	(b)	28.2%	(b)

(a) Previously reported results have changed as a result of our revision of prior period financial statements (see "Note1 - General - Revision of Prior Period Financial Statements" in the consolidated financial statements and "Key Performance Non-GAAP Financial Indicators," as applicable, for additional discussion).

(b) Previously reported results changed as follows as a result of our revision of prior period financial statements (see
"Note 1 - General - Revision of Prior Period Financial Statements" in the consolidated financial statements for additional discussion):

	Year Ended November 30, 2012		Year Ended November 30, 2011
Statements of Income Data	As Previously Reported	As Revised	As Previously Reported	As Revised
Operating income	$1,642	$1,629	$2,255	$2,255
Net income	$1,298	$1,285	$1,912	$1,912
Earnings per share
Basic	$1.67	$1.66	$2.43	$2.43
Diluted	$1.67	$1.65	$2.42	$2.42
Adjusted net income	$1,514	$1,501	$1,939	$1,939
Adjusted earnings per share - diluted	$1.94	$1.92	$2.46	$2.46

	November 30, 2013		November 30, 2012		November 30, 2011
Balance Sheet and Other Data	As Previously Reported	As Revised	As Previously Reported	As Revised	As Previously Reported	As Revised
Total assets	$40,104	$40,042	$39,161	$39,126	$38,637	$38,610
Total shareholders' equity	$24,556	$24,492	$23,929	$23,889	$23,832	$23,804
Total debt to capital (1)	28.0%	28.1%	27.1%	27.1%	28.2%	28.2%

(1) As a result of the revision, total debt to capital as of November 30, 2014 changed from 27.2%, as previously reported, to 27.3%.

(c) Adjusted net income and adjusted fully diluted earnings per share was computed as follows:

	Years Ended November 30,
	2015	2014	2013	2012		2011
Net income
U.S. GAAP net income	$1,757	$1,216	$1,055	$1,285		$1,912
Restructuring expenses	25	18	—	—		—
(Gains) losses on ship sales and ship impairments, net (i)	(8)	2	163	49	(ii)	28	(iii)
Goodwill, trademark and other impairment charges (i)	—	—	27	173	(iv)	—
Unrealized losses (gains) on fuel derivatives, net	332	268	(36)	(6)		(1)
Adjusted net income	$2,106	$1,504	$1,209	$1,501		$1,939

Weighted-average shares outstanding	779	778	777	779		789

Earnings per share
U.S. GAAP earnings per share	$2.26	$1.56	$1.36	$1.65		$2.42
Restructuring expenses	0.03	0.02	—	—		—
(Gains) losses on ship sales and ship impairments, net (i)	(0.01)	—	0.21	0.06	(ii)	0.04	(iii)
Goodwill, trademark and other impairment charges (i)	—	—	0.03	0.22	(iv)	—
Unrealized losses (gains) on fuel derivatives, net	0.42	0.35	(0.05)	(0.01)		—
Adjusted earnings per share (i)	$2.70	$1.93	$1.55	$1.92		$2.46

(i).
See “Key Performance Non-GAAP Financial Indicators” for further discussion of the (gains) losses on ship sales and ship impairments, net and goodwill, trademark and other impairment charges for the years ended November 30, 2015, 2014, and 2013.

(ii).	Represents impairment charges of $34 million for Costa Allegra and $23 million for two Seabourn ships, partially offset by an $8 million gain on the sale of Pacific Sun.

(iii).	Represents impairment charges related to the sale of Costa Marina and Pacific Sun.

(iv).	Represents impairment charges related to Ibero’s goodwill and trademarks.

(d)    Includes a special dividend of $0.50 per share.
(e)    Net of $508 million of insurance proceeds received for the total loss of a ship.
(f)    Percentage of total debt to the sum of total debt and shareholders’ equity.

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

	Carnival Corporation		Carnival plc
	Per Share		Per Ordinary Share		Per ADS
	High	Low	High	Low	High	Low
2015
Fourth Quarter	$54.59	$47.42	£36.38	£32.33	$56.28	$49.23
Third Quarter	$54.05	$44.72	£35.76	£29.74	$55.81	$47.08
Second Quarter	$49.21	$43.10	£33.81	£28.90	$50.10	$44.04
First Quarter	$47.44	$41.86	£31.53	£26.74	$47.23	$42.03

2014
Fourth Quarter	$44.44	$33.11	£28.25	£20.93	$44.24	$33.47
Third Quarter	$40.65	$35.70	£24.86	£20.85	$41.75	$35.37
Second Quarter	$40.41	$35.79	£25.10	£21.84	$41.03	$36.35
First Quarter	$41.89	$34.82	£26.15	£21.11	$42.77	$35.04

As of January 20, 2016, there were 3,397 holders of record of Carnival Corporation common stock and 34,397 holders of record of Carnival plc ordinary shares and 109 holders of record of Carnival plc ADSs. The past performance of our share prices cannot be relied on as a guide to their future performance.

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

	Assumes $100 Invested on November 30, 2010 Assumes Dividends Reinvested Years Ended November 30,
	2010	2011	2012	2013	2014	2015

Carnival Corporation Common Stock	$100	$83	$99	$97	$121	$142
Dow Jones Recreational Index	$100	$86	$110	$126	$168	$187
FTSE 100 Index	$100	$105	$119	$143	$142	$134
Morningstar Leisure Index	$100	$94	$111	$164	$181	$175
S&P 500 Index	$100	$108	$125	$163	$191	$196

Carnival plc

The following graph compares the Price Performance of $100 invested in Carnival plc ADSs, each representing one ordinary share of Carnival plc, with the Price Performance of $100 invested in each of the indexes noted below. The Price Performance is calculated in the same manner as previously discussed.

	Assumes $100 Invested on November 30, 2010 Assumes Dividends Reinvested Years Ended November 30,
	2010	2011	2012	2013	2014	2015

Carnival plc ADS	$100	$85	$104	$97	$120	$146
Dow Jones Recreational Index	$100	$86	$110	$126	$168	$187
FTSE 100 Index	$100	$105	$119	$143	$142	$134
Morningstar Leisure Index	$100	$94	$111	$164	$181	$175
S&P 500 Index	$100	$108	$125	$163	$191	$196

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

Quarterly financial results for 2015 were as follows (in millions, except per share data):

	Quarters Ended
	February 28	May 31	August 31	November 30

Revenues	$3,531	$3,590	$4,883	$3,711
Operating income	$266	$289	$1,510	$510
Net income	$49	$222	$1,216	$270
Earnings per share
Basic	$0.06	$0.29	$1.56	$0.35
Diluted	$0.06	$0.29	$1.56	$0.35
Adjusted net income (a)	$159	$193	$1,365	$389
Adjusted earnings per share - diluted (a)	$0.20	$0.25	$1.75	$0.50
Dividends declared per share	$0.25	$0.25	$0.30	$0.30
(a) Adjusted net income and adjusted fully diluted earnings per share were computed as follows:

	Quarters Ended
	February 28	May 31	August 31	November 30
Net income
U.S. GAAP net income	$49	$222	$1,216	$270
Restructuring expenses	—	7	14	4
Gain on ship sale	(2)	(2)	(2)	(2)
Unrealized losses (gains) on fuel derivatives, net	112	(34)	137	117
Adjusted net income	$159	$193	$1,365	$389

Weighted-average shares outstanding	779	780	781	777

Earnings per share
U.S. GAAP earnings per share	$0.06	$0.29	$1.56	$0.35
Restructuring expenses	—	0.01	0.02	—
Unrealized losses (gains) on fuel derivatives, net	0.14	(0.05)	0.17	0.15
Adjusted earnings per share	$0.20	$0.25	$1.75	$0.50

Quarterly financial results for 2014 were as follows (in millions, except per share data):

	Quarters Ended
	February 28		May 31		August 31		November 30
Revenues	$3,585		$3,633		$4,947		$3,718
Operating income	$67	(a)	$147	(a)	$1,292	(a)	$265	(a)
Net (loss) income	$(20)	(a)	$98	(a)	$1,241	(a)	$(104)	(a)
(Loss) earnings per share
Basic	$(0.03)	(a)	$0.13	(a)	$1.60	(a)	$(0.13)	(a)
Diluted	$(0.03)	(a)	$0.13	(a)	$1.60	(a)	$(0.13)	(a)
Adjusted net (loss) income (b)	$(3)	(a)	$73	(a)	$1,226	(a)	$208	(a)
Adjusted earnings per share - diluted (b)	$0.00	(a)	$0.09	(a)	$1.58	(a)	$0.27	(a)
Dividends declared per share	$0.25		$0.25		$0.25		$0.25

(a) Previously reported results changed as follows as a result of our revision of prior period financial statements (see "Note 1 -
General - Revision of Prior Period Financial Statements" in the consolidated financial statements for additional discussion):

	Quarter Ended February 28, 2014		Quarter Ended May 31, 2014
	As Previously Reported	As Revised	As Previously Reported	As Revised
Operating income	$72	$67	$155	$147
Net (loss) income	$(15)	$(20)	$106	$98
(Loss) earnings per share
Basic	$(0.02)	$(0.03)	$0.14	$0.13
Diluted	$(0.02)	$(0.03)	$0.14	$0.13
Adjusted net income (loss)	$2	$(3)	$80	$73
Adjusted earnings per share - diluted	$0.00	$0.00	$0.10	$0.09

	Quarter Ended August 31, 2014		Quarter Ended November 30, 2014
	As Previously Reported	As Revised	As Previously Reported	As Revised
Operating income	$1,298	$1,292	$267	$265
Net income (loss)	$1,247	$1,241	$(102)	$(104)
Earnings (loss) per share
Basic	$1.61	$1.60	$(0.13)	$(0.13)
Diluted	$1.60	$1.60	$(0.13)	$(0.13)
Adjusted net income	$1,232	$1,226	$210	$208
Adjusted earnings per share - diluted	$1.58	$1.58	$0.27	$0.27

(b) Adjusted net (loss) income and adjusted fully diluted earnings per share were computed as follows:

	Quarters Ended
	February 28	May 31	August 31	November 30
Net income
U.S. GAAP net (loss) income	$(20)	$98	$1,241	$(104)
Restructuring expenses	—	—	—	18
(Gains) on ship sales and ship impairments, net	—	(15)	—	17
Unrealized losses (gains) on fuel derivatives, net	17	(10)	(15)	277
Adjusted net (loss) income	$(3)	$73	$1,226	$208

Weighted-average shares outstanding	776	778	778	776

Earnings per share
U.S. GAAP (loss) earnings per share	$(0.03)	$0.13	$1.60	$(0.13)
Restructuring expenses	—	—	—	0.02
(Gains) on ship sales and ship impairments, net	—	(0.02)	—	0.02
Unrealized losses (gains) on fuel derivatives, net	0.02	(0.02)	(0.02)	0.36
Adjusted earnings per share	$0.00	$0.09	$1.58	$0.27