Form 10-K, Exhibit 13
period 2017-11-30
CARNIVAL CORP; CARNIVAL PLC
filed 2018-01-29
CIK 815097, 1125259

Exhibit 13
CARNIVAL CORPORATION & PLC
EXHIBIT 13 TO FORM 10-K
FOR THE YEAR ENDED NOVEMBER 30, 2017

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

	Years Ended November 30,
	2017	2016	2015
Revenues
Cruise
Passenger ticket	$12,944	$12,090	$11,601
Onboard and other	4,330	4,068	3,887
Tour and other	236	231	226
	17,510	16,389	15,714
Operating Costs and Expenses
Cruise
Commissions, transportation and other	2,359	2,240	2,161
Onboard and other	587	553	526
Payroll and related	2,107	1,993	1,859
Fuel	1,244	915	1,249
Food	1,031	1,005	981
Other ship operating	3,010	2,525	2,516
Tour and other	163	152	155
	10,501	9,383	9,447
Selling and administrative	2,265	2,197	2,067
Depreciation and amortization	1,846	1,738	1,626
Goodwill and trademark impairment	89	—	—
	14,701	13,318	13,140
Operating Income	2,809	3,071	2,574
Nonoperating Income (Expense)
Interest income	9	6	8
Interest expense, net of capitalized interest	(198)	(223)	(217)
Gains (losses) on fuel derivatives, net	35	(47)	(576)
Other income, net	11	21	10
	(143)	(243)	(775)
Income Before Income Taxes	2,666	2,828	1,799
Income Tax Expense, Net	(60)	(49)	(42)
Net Income	$2,606	$2,779	$1,757
Earnings Per Share
Basic	$3.61	$3.73	$2.26
Diluted	$3.59	$3.72	$2.26
Dividends Declared Per Share	$1.60	$1.35	$1.10
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	Years Ended November 30,
	2017	2016	2015
Net Income	$2,606	$2,779	$1,757
Items Included in Other Comprehensive Income (Loss)
Change in foreign currency translation adjustment	590	(675)	(1,078)
Other	82	(38)	(47)
Other Comprehensive Income (Loss)	672	(713)	(1,125)
Total Comprehensive Income	$3,278	$2,066	$632
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED BALANCE SHEETS
(in millions, except par values)

	November 30,
	2017	2016
ASSETS
Current Assets
Cash and cash equivalents	$395	$603
Trade and other receivables, net	312	298
Inventories	387	322
Prepaid expenses and other	502	466
Total current assets	1,596	1,689
Property and Equipment, Net	34,430	32,429
Goodwill	2,967	2,910
Other Intangibles	1,200	1,275
Other Assets	585	578
	$40,778	$38,881
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	$485	$457
Current portion of long-term debt	1,717	640
Accounts payable	762	713
Accrued liabilities and other	1,877	1,740
Customer deposits	3,958	3,522
Total current liabilities	8,800	7,072
Long-Term Debt	6,993	8,302
Other Long-Term Liabilities	769	910
Commitments and Contingencies
Shareholders’ Equity
Common stock of Carnival Corporation, $0.01 par value; 1,960 shares authorized; 655 shares at 2017 and 654 shares at 2016 issued	7	7
Ordinary shares of Carnival plc, $1.66 par value; 217 shares at 2017 and 2016 issued	358	358
Additional paid-in capital	8,690	8,632
Retained earnings	23,292	21,843
Accumulated other comprehensive loss	(1,782)	(2,454)
Treasury stock, 122 shares at 2017 and 118 shares at 2016 of Carnival Corporation and 32 shares at 2017 and 27 shares at 2016 of Carnival plc, at cost	(6,349)	(5,789)
Total shareholders’ equity	24,216	22,597
	$40,778	$38,881
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended November 30,
	2017	2016	2015
OPERATING ACTIVITIES
Net income	$2,606	$2,779	$1,757
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,846	1,738	1,626
Impairments	392	—	—
(Gains) losses on fuel derivatives, net	(35)	47	576
Share-based compensation	63	55	55
Other, net	51	71	32
	4,923	4,690	4,046
Changes in operating assets and liabilities
Receivables	6	(22)	4
Inventories	(49)	1	5
Prepaid expenses and other	(13)	11	131
Accounts payable	21	109	36
Accrued and other liabilities	73	(21)	(31)
Customer deposits	361	366	354
Net cash provided by operating activities	5,322	5,134	4,545
INVESTING ACTIVITIES
Purchases of property and equipment	(2,944)	(3,062)	(2,294)
Payments of fuel derivative settlements	(203)	(291)	(219)
Other, net	58	30	35
Net cash used in investing activities	(3,089)	(3,323)	(2,478)
FINANCING ACTIVITIES
(Repayments of) proceeds from short-term borrowings, net	(29)	447	(633)
Principal repayments of long-term debt	(1,227)	(1,278)	(1,238)
Proceeds from issuance of long-term debt	467	1,542	2,041
Dividends paid	(1,087)	(977)	(816)
Purchases of treasury stock	(552)	(2,340)	(533)
Sales of treasury stock	—	40	264
Other, net	(24)	(25)	(27)
Net cash used in financing activities	(2,452)	(2,591)	(942)
Effect of exchange rate changes on cash and cash equivalents	11	(12)	(61)
Net (decrease) increase in cash and cash equivalents	(208)	(792)	1,064
Cash and cash equivalents at beginning of year	603	1,395	331
Cash and cash equivalents at end of year	$395	$603	$1,395
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in millions)

	Common stock	Ordinary shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total shareholders’ equity
At November 30, 2014	$7	$358	$8,384	$19,158	$(616)	$(3,087)	$24,204
Net income	—	—	—	1,757	—	—	1,757
Other comprehensive loss	—	—	—	—	(1,125)	—	(1,125)
Cash dividends declared	—	—	—	(855)	—	—	(855)
Purchases and sales under the Stock Swap program, net	—	—	119	—	—	(112)	7
Purchases of treasury stock under the Repurchase Program and other	—	—	59	—	—	(276)	(217)
At November 30, 2015	7	358	8,562	20,060	(1,741)	(3,475)	23,771
Net income	—	—	—	2,779	—	—	2,779
Other comprehensive loss	—	—	—	—	(713)	—	(713)
Cash dividends declared	—	—	—	(996)	—	—	(996)
Purchases and sales under the Stock Swap program, net	—	—	14	—	—	(13)	1
Purchases of treasury stock under the Repurchase Program and other	—	—	56	—	—	(2,301)	(2,245)
At November 30, 2016	7	358	8,632	21,843	(2,454)	(5,789)	22,597
Change in accounting principle (a)	—	—	2	(2)	—	—	—
Net income	—	—	—	2,606	—	—	2,606
Other comprehensive income	—	—	—	—	672	—	672
Cash dividends declared	—	—	—	(1,155)	—	—	(1,155)
Purchases of treasury stock under the Repurchase Program and other	—	—	56	—	—	(560)	(504)
At November 30, 2017	$7	$358	$8,690	$23,292	$(1,782)	$(6,349)	$24,216
The accompanying notes are an integral part of these consolidated financial statements.

(a)
We elected to early adopt the provisions of ASU 2016-09, Compensation - Stock Compensation - Improvements to Employee Share-Based Payment Accounting, on December 1, 2016 using the modified retrospective approach. The impact primarily related to forfeitures.

CARNIVAL CORPORATION & PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – General

Description of Business

Carnival Corporation was incorporated in Panama in 1972 and Carnival plc was incorporated in England and Wales in 2000. Together with their consolidated subsidiaries, they are referred to collectively in these consolidated financial statements and elsewhere in this 2017 Annual Report as “Carnival Corporation & plc,” “our,” “us” and “we.” The consolidated financial statements include the accounts of Carnival Corporation and Carnival plc and their respective subsidiaries.

We are the world’s largest leisure travel company and among the most profitable and financially strong in the cruise and vacation industries. We are also the largest cruise company, carrying nearly half of global cruise guests, and a leading provider of vacations to all major cruise destinations throughout the world. With operations in North America, Europe, Australia and Asia, we operate over 100 cruise ships within a portfolio of leading global, regional and national cruise brands that sell tailored cruise products, services and vacation experiences in all the world’s most desirable destinations.

DLC Arrangement

Carnival Corporation and Carnival plc operate a dual listed company (“DLC”) arrangement, whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and provisions in Carnival Corporation’s Articles of Incorporation and By-Laws and Carnival plc’s Articles of Association. The two companies operate as a single economic enterprise with a single senior executive management team and identical Boards of Directors, but each has retained its separate legal identity. Each company’s shares are publicly traded; on the New York Stock Exchange (“NYSE”) for Carnival Corporation and the London Stock Exchange (“LSE”) for Carnival plc. The Carnival plc American Depository Shares are traded on the NYSE.

The constitutional documents of each company provide that, on most matters, the holders of the common equity of both companies effectively vote as a single body. The Equalization and Governance Agreement between Carnival Corporation and Carnival plc provides for the equalization of dividends and liquidation distributions based on an equalization ratio and contains provisions relating to the governance of the DLC arrangement. Because the equalization ratio is 1 to 1, one share of Carnival Corporation common stock and one Carnival plc ordinary share are generally entitled to the same distributions.

Under deeds of guarantee executed in connection with the DLC arrangement, as well as stand-alone guarantees executed since that time, each of Carnival Corporation and Carnival plc have effectively cross guaranteed all indebtedness and certain other monetary obligations of each other. Once the written demand is made, the holders of indebtedness or other obligations may immediately commence an action against the relevant guarantor.

Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary.

Given the DLC arrangement, we believe that providing separate financial statements for each of Carnival Corporation and Carnival plc would not present a true and fair view of the economic realities of their operations. Accordingly, separate financial statements for Carnival Corporation and Carnival plc have not been presented.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

We consolidate entities over which we have control, as typically evidenced by a voting control of greater than 50% or for which we are the primary beneficiary, whereby we have the power to direct the most significant activities and the obligation to absorb significant losses or receive significant benefits from the entity. We do not separately present our noncontrolling interests in the consolidated financial statements since the amounts are immaterial. For affiliates we do not control but where significant influence over financial and operating policies exists, as typically evidenced by a voting control of 20% to 50%, the investment is accounted for using the equity method.

Preparation of Financial Statements

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported and disclosed in our consolidated financial statements. Actual results may differ from the estimates used in preparing our consolidated financial statements. All significant intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition, which are stated at cost.

Inventories

Inventories consist substantially of food, beverages, hotel supplies, fuel and gift shop merchandise, which are all carried at the lower of cost or market. Cost is determined using the weighted-average or first-in, first-out methods.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over our estimates of useful lives and residual values, as a percentage of original cost, as follows:

	Years	Residual Values
Ships	30	15%
Ship improvements	3-30	0%
Buildings and improvements	10-40	0% or 10%
Computer hardware and software	3-12	0% or 10%
Transportation equipment and other	3-20	0% or 10%
Leasehold improvements, including port facilities	Shorter of the remaining lease term or related asset life (3-30)	0%
As of November 30, 2017, we operated 103 cruise ships.

The cost of ships under construction include progress payments for the construction of new ships, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. We account for ship improvement costs by capitalizing those costs we believe add value to our ships and have a useful life greater than one year and depreciate those improvements over their estimated useful life. We have a capital program for the improvement of our ships and for asset replacements in order to enhance the effectiveness and efficiency of our operations; to comply with, or exceed all relevant legal and statutory requirements related to health, environment, safety, security and sustainability; and to gain strategic benefits or provide improved product innovations to our guests.

We capitalize interest as part of the cost of capital projects during their construction period. The specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written-off upon retirement, which may result in a loss on disposal that is also included in other ship operating expenses. Liquidated damages received from shipyards as a result of late ship delivery are recorded as reductions to the cost basis of the ship.

The costs of repairs and maintenance, including minor improvement costs and dry-dock expenses, are charged to expense as incurred and included in other ship operating expenses. Dry-dock expenses primarily represent planned major maintenance activities that are incurred when a ship is taken out-of-service for scheduled maintenance.

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Upon the occurrence of a triggering event, the assessment of possible impairment is based on our ability to recover the carrying value of our asset from the asset’s estimated undiscounted future cash flows. If these estimated undiscounted future cash flows are less than the carrying value of the asset, an impairment charge is recognized for the excess, if any, of the asset’s carrying value over its estimated fair value. The lowest level for which we maintain identifiable cash flows that are independent of the cash flows of other assets and liabilities is at the individual ship level. A significant amount of judgment is required in estimating the future cash flows and fair values of our cruise ships.

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business acquisition. We review our goodwill for impairment at least annually and as events or circumstances dictate. All of our goodwill has been allocated to our reporting units. The impairment review for goodwill allows us to first assess qualitative factors to determine whether it is necessary to perform the more detailed quantitative goodwill impairment test. We would perform the quantitative test if our qualitative assessment determined it is more-likely-than-not that a reporting unit’s estimated fair value is less than its carrying amount. We may also elect to bypass the qualitative assessment and proceed directly to the quantitative test for any reporting unit. When performing the quantitative test, if the estimated fair value of the reporting unit exceeds its carrying value, no further analysis is required. However, if the estimated fair value of the reporting unit is less than the carrying value, goodwill is written down based on the difference between the reporting unit’s carrying amount and its fair value, limited to the amount of goodwill allocated to the reporting unit.

Trademarks represent substantially all of our other intangibles. For certain acquisitions, we have allocated a portion of the purchase prices to the acquiree’s identified trademarks. Trademarks are estimated to have an indefinite useful life and are not amortizable but are reviewed for impairment at least annually and as events or circumstances dictate. The impairment review for trademarks also allows us to first assess qualitative factors to determine whether it is necessary to perform a more detailed quantitative trademark impairment test. We would perform the quantitative test if our qualitative assessment determined it was more-likely-than-not that the trademarks are impaired. We may also elect to bypass the qualitative assessment and proceed directly to the quantitative test. Our trademarks would be considered impaired if their carrying value exceeds their estimated fair value. The costs of developing and maintaining our trademarks are expensed as incurred.

A significant amount of judgment is required in estimating the fair values of our reporting units and trademarks.

Derivatives and Other Financial Instruments

We utilize derivative and non-derivative financial instruments, such as foreign currency forwards, options and swaps, foreign currency debt obligations and foreign currency cash balances, to manage our exposure to fluctuations in certain foreign currency exchange rates. We use interest rate swaps to manage our interest rate exposure to achieve a desired proportion of fixed and floating rate debt. In addition, we have fuel derivatives settling in 2018 to mitigate a portion of the risk to our future cash flows attributable to potential fuel price increases, which we define as our “economic risk.” Our policy is to not use any financial instruments for trading or other speculative purposes.

All derivatives are recorded at fair value. If a derivative is designated as a cash flow hedge, then the effective portion of the changes in the fair value of the derivative is recognized as a component of accumulated other comprehensive income (“AOCI”) until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable. If a derivative or a non-derivative financial instrument is designated as a hedge of our net investment in a foreign operation, then changes in the fair value of the financial instrument are recognized as a component of AOCI to offset a portion of the change in the translated value of the net investment being hedged until the investment is sold or substantially liquidated. Any ineffective portion is immediately recognized in earnings. For derivatives that do not qualify for hedge accounting treatment, the change in fair value is recognized in earnings.

We classify the fair value of all our derivative contracts as either current or long-term, depending on the maturity date of the derivative contract. The cash flows from derivatives treated as hedges are classified in our Consolidated Statements of Cash Flows in the same category as the item being hedged. Our cash flows related to fuel derivatives are classified within investing activities.

We measure our derivatives using valuations that are calibrated to the initial trade prices. Subsequent valuations are based on observable inputs and other variables included in the valuation model such as interest rate, yield and commodity price curves, forward currency exchange rates, credit spreads, maturity dates, volatilities and netting arrangements. We use the income approach to value derivatives for foreign currency options and forwards, interest rate swaps and fuel derivatives using observable market data for all significant inputs and standard valuation techniques to convert future amounts to a single present value amount, assuming that participants are motivated but not compelled to transact.

Foreign Currency Translation and Transactions

Each foreign entity determines its functional currency by reference to its primary economic environment. We translate the assets and liabilities of our foreign entities that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign entities are translated at weighted-average exchange rates for the period. Equity is translated at historical rates and the resulting foreign currency translation adjustments are included as a component of AOCI, which is a separate component of shareholders’ equity. Therefore, the U.S. dollar value of the non-equity translated items in our consolidated financial statements will fluctuate from period to period, depending on the changing value of the U.S. dollar versus these currencies.

We execute transactions in a number of different currencies. Exchange rate gains and losses arising from changes in foreign currency exchange rates between the time an expense is recorded and when it is settled are recognized currently in other income, net. The remeasurement of monetary assets and liabilities denominated in a currency other than the functional currency of the entity involved is also recognized in other income, net, unless such monetary liabilities have been designated to act as hedges of net investments in our foreign entities. The net gains or losses resulting from foreign currency transactions were insignificant in 2017, 2016 and 2015. In addition, the unrealized gains or losses on our long-term intercompany receivables and payables which are denominated in a non-functional currency and which are not expected to be repaid in the foreseeable future are recorded as foreign currency translation adjustments included as a component of AOCI.

Revenue and Expense Recognition

Guest cruise deposits represent unearned revenues and are initially included in customer deposit liabilities when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities, and all associated direct costs and expenses of a voyage are recognized as cruise costs and expenses, upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. The impact of recognizing these shorter duration cruise revenues and costs and expenses on a completed voyage basis versus on a pro rata basis is not significant. Future travel discount vouchers are included as a reduction of cruise passenger ticket revenues when such vouchers are utilized. Guest cancellation fees are recognized in cruise passenger ticket revenues at the time of cancellation. Revenue is recognized net of expected discounts.

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

Cruise passenger ticket revenues include fees, taxes and charges collected by us from our guests. A portion of these fees, taxes and charges vary with guest head counts and are directly imposed on a revenue-producing arrangement. This portion of the fees, taxes and charges is expensed in commissions, transportation and other costs when the corresponding revenues are recognized. These fees, taxes and charges included in passenger ticket revenues and commissions, transportation and other costs were $579 million in 2017, $540 million in 2016 and $524 million in 2015. The remaining portion of fees, taxes and charges are also included in cruise passenger ticket revenues and are expensed in other ship operating expenses when the corresponding revenues are recognized.

Revenues and expenses from our hotel and transportation operations, which are included in our Tour and Other segment, are recognized at the time the services are performed or expenses are incurred. Revenues from the long-term leasing of ships, which are also included in our Tour and Other segment, are recognized ratably over the term of the agreement.

Insurance

We maintain insurance to cover a number of risks including illness and injury to crew, guest injuries, pollution, other third-party claims in connection with our cruise activities, damage to hull and machinery for each of our ships, war risks, workers’ compensation, directors’ and officers’ liability, property damage and general liability for shoreside third-party claims. We recognize insurance recoverables from third-party insurers up to the amount of recorded losses at the time the recovery is probable and upon settlement for amounts in excess of the recorded losses. All of our insurance policies are subject to coverage limits, exclusions and deductible levels. The liabilities associated with crew illnesses and crew and guest injury claims, including all legal costs, are estimated based on the specific merits of the individual claims or actuarially estimated based on historical claims experience, loss development factors and other assumptions.

Selling and Administrative Expenses

Selling expenses include a broad range of advertising, marketing and promotional expenses. Advertising is charged to expense as incurred, except for media production costs, which are expensed upon the first airing of the advertisement. Selling expenses totaled $645 million in 2017, $630 million in 2016 and $627 million in 2015. Administrative expenses represent the costs of our shoreside ship support, reservations and other administrative functions, and include salaries and related benefits, professional fees and building occupancy costs, which are typically expensed as incurred.

Share-Based Compensation

We recognize compensation expense for all share-based compensation awards using the fair value method. For time-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period or to the retirement eligibility date, if less than the vesting period. For performance-based share awards, we estimate compensation cost based on the probability of the performance condition being achieved and recognize expense ratably using the straight-line attribution method over the expected vesting period. If all or a portion of the performance condition is not expected to be met, the appropriate amount of previously recognized compensation expense is reversed and future compensation expense is adjusted accordingly. For market-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period. If the target market conditions are not expected to be met, compensation expense will still be recognized. In addition, we account for forfeitures as they are incurred.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares and common stock equivalents outstanding during each period. For earnings per share purposes, Carnival Corporation common stock and Carnival plc ordinary shares are considered a single class of shares since they have equivalent rights.

Accounting Pronouncements

The Financial Accounting Standards Board (the “FASB”) issued guidance, Presentation of Financial Statements - Going Concern, which requires management to evaluate, at each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued and to provide related disclosures. On November 30, 2017, we adopted this guidance and it did not have a material impact to our consolidated financial statements.

The FASB issued guidance, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. When effective, this standard will replace most existing revenue recognition guidance in U.S. GAAP. The standard also requires more detailed disclosures and provides additional guidance for transactions that were not comprehensively addressed in U.S. GAAP. This guidance is required to be adopted by us in the first quarter of 2019 and can be applied using either a retrospective or a modified retrospective approach. Based on our assessment to date, we expect to enhance our disclosures with respect to revenue recognition in anticipation of our compliance with the new standard. We are currently evaluating any other impact this guidance will have on our consolidated financial statements.

The FASB issued amended guidance, Business Combinations - Clarifying the Definition of a Business, which assists entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This guidance is required to be adopted by us in the first quarter of 2019 on a prospective basis. Early adoption is permitted, including adoption in an interim period. The adoption of this guidance is not expected to have a material impact to our consolidated financial statements.

The FASB issued amended guidance, Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments, which clarifies how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments are aimed at reducing the existing diversity in practice. This guidance is required to be adopted by us in the first quarter of 2019 and must be applied using a retrospective approach for each period presented. Early adoption is permitted, including adoption in an interim period. The adoption of this guidance is not expected to have a material impact to our consolidated financial statements.

The FASB issued amended guidance, Statement of Cash Flows - Restricted Cash, which requires restricted cash to be presented with cash and cash equivalents in the statement of cash flows. This guidance is required to be adopted by us in the first quarter of 2019 and must be applied using a retrospective approach to each period presented. Early adoption is permitted, including adoption in an interim period. The adoption of this guidance is not expected to have a material impact to our consolidated financial statements.

The FASB issued amended guidance, Compensation - Retirement Benefits - Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which requires the bifurcation of net benefit cost. This guidance is required to be adopted by us in the first quarter of 2019 and must be applied using a retrospective approach for the presentation of the service cost component and the other components of net benefit cost, and on a prospective basis for the capitalization of only the service cost component of net benefit cost. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact to our consolidated financial statements.

The FASB issued amended guidance, Service Concession Arrangements, which clarifies that the grantor in a service arrangement should be considered the customer of the operating entity in all cases. This guidance is required to be adopted by us in the first quarter of 2019 and can be applied using either a retrospective or a modified retrospective approach. We are currently evaluating the impact this guidance will have on our consolidated financial statements.

The FASB issued guidance, Leases, which requires an entity to recognize both assets and liabilities arising from financing and operating leases, along with additional qualitative and quantitative disclosures. This guidance is required to be adopted by us in the first quarter of 2020 and must be applied using a modified retrospective approach. Early adoption is permitted. We are currently evaluating the impact this guidance will have on our consolidated financial statements.

The FASB issued guidance, Derivatives and Hedging, which targeted improvements to accounting for hedging activities such as hedging strategies, effectiveness assessments, and recognition of derivative gains or losses. This guidance is required to be adopted by us in the first quarter of 2020 and must be applied using a modified retrospective approach. Early adoption is permitted. We are currently evaluating the impact this guidance will have on our consolidated financial statements.

NOTE 3 – Property and Equipment

	November 30,
(in millions)	2017	2016
Ships and ship improvements	$46,744	$44,122
Ships under construction	790	725
Other property and equipment	3,331	2,677
Total property and equipment	50,865	47,524
Less accumulated depreciation	(16,435)	(15,095)
	$34,430	$32,429

Capitalized interest amounted to $28 million in 2017, $26 million in 2016 and $22 million in 2015.

Sales of Ships

In April 2017, we transferred an EAA segment 1,550-passenger capacity ship under a bareboat charter agreement which was accounted for as a sale.

In July 2017, we entered into a bareboat charter agreement, which will be accounted for as a sale, for an EAA segment 1,300-passenger capacity ship. The ship will be transferred to the charterer in April 2018.

In September 2017, we entered into an agreement to sell an EAA segment 700-passenger capacity ship. The ship will be transferred to the buyer in March 2018.

NOTE 4 – Other Assets

We have a 40% noncontrolling interest in Grand Bahama Shipyard Ltd. (“Grand Bahama”), a ship repair and maintenance facility. Grand Bahama provided services to us of $97 million in 2017, $58 million in 2016 and $33 million in 2015.

NOTE 5 – Unsecured Debt

	November 30, 2017		November 30,
(in millions)	Interest Rates	Maturities Through	2017		2016
Long-Term Debt
Export Credit Facilities
Fixed rate	2.4% to 5.0%	2028	$860		$941
EUR fixed rate	3.8% to 4.5%	2025	229		233
Floating rate	2.0% to 2.1%	2022	307		793
EUR floating rate	0.0% to 0.7%	2027	1,596		1,649
Bank Loans
EUR fixed rate	0.2% to 3.9%	2021	653		612
Floating rate	2.2% to 2.3%	2022	500		800
EUR floating rate	0.4% to 0.8%	2021	355		319
GBP floating rate	1.0%	2018	415	—	—
Private Placement Notes
EUR fixed rate	7.3%	2018	57		51
Publicly-Traded Notes
Fixed rate	1.9% to 7.9%	2028	1,717		1,717
EUR fixed rate	1.1% to 1.9%	2022	2,072		1,857
Other	—	—	—		25
Short-Term Borrowings
Floating rate commercial paper	1.5%	2018	420		—
EUR floating rate commercial paper	(0.1)%	2018	65		451
EUR floating rate bank loans	—	—	—		6
Total Debt			9,246		9,454
Less: Unamortized debt issuance costs			(51)		(55)
Total Debt, net of unamortized debt issuance costs			9,195		9,399
Less: Short-term borrowings			(485)		(457)
Less: Current portion of long-term debt			(1,717)		(640)
Long-Term Debt			$6,993		$8,302

The debt table does not include the impact of our foreign currency and interest rate swaps. The interest rates on some of our debt, and in the case of our main revolving credit facility, fluctuate based on the applicable rating of senior unsecured long-term securities of Carnival Corporation or Carnival plc. We use the net proceeds from our borrowings for payments related to the purchases of new ships and general corporate purposes. For the twelve months ended November 30, 2017, we had borrowings of $111 million and repayments of $364 million of commercial paper with original maturities greater than three months.

Interest-bearing debt is recorded at initial fair value, which normally reflects the proceeds received by us, net of debt issuance costs, and is subsequently stated at amortized cost. On December 1, 2016, we adopted the FASB issued amended guidance Interest - Imputation of Interest and reclassified $55 million from Other Assets to Long-Term Debt on our November 30, 2016 Consolidated Balance Sheet. Debt issuance costs are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the debt. In addition, all debt issue discounts and premiums are amortized to interest expense using the effective interest rate method over the term of the notes.

Substantially all of our fixed rate debt can be called or prepaid by incurring additional costs. In addition, substantially all of our debt agreements, including our main revolving credit facility, contain one or more financial covenants that require us to:

•Maintain minimum debt service coverage
•Maintain minimum shareholders’ equity
•Limit our debt to capital and debt to equity ratios
•Limit the amounts of our secured assets as well as secured and other indebtedness

Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables could become due, and all debt and derivative contracts could be terminated. At November 30, 2017, we were in compliance with all of our debt covenants.

The scheduled annual maturities of our debt were as follows:

(in millions)
Fiscal	November 30, 2017
2018	$2,202
2019	2,109
2020	1,315
2021	1,148
2022	1,034
Thereafter	1,438
$9,246

Committed Ship Financings

We have unsecured euro and U.S. dollar long-term export credit committed ship financings. These commitments, if drawn at the time of ship delivery, are generally repayable semi-annually over 12 years. We have the option to cancel each one at specified dates prior to the underlying ship’s delivery date.

Revolving Credit Facilities

At November 30, 2017, we had $3.0 billion of total revolving credit facilities comprised of a $2.7 billion ($1.9 billion, €500 million and £169 million) multi-currency revolving credit facility that expires in 2021 (the “Facility”) and a $300 million revolving credit facility that expires in 2020. A total of $2.5 billion of this capacity was available for drawing, which is net of outstanding commercial paper. The Facility currently bears interest at LIBOR/EURIBOR plus a margin of 30 basis points (“bps”). The margin varies based on changes to Carnival Corporation’s and Carnival plc’s long-term senior unsecured credit ratings. We are required to pay a commitment fee on any undrawn portion.

NOTE 6 – Commitments

	Fiscal
(in millions)	2018	2019	2020	2021	2022	Thereafter	Total
Shipbuilding	$2,919	$3,819	$3,569	$2,628	$2,357	$—	$15,292
Operating leases	49	47	43	34	32	170	375
Port facilities and other	190	182	162	157	151	926	1,768
	$3,158	$4,048	$3,774	$2,819	$2,540	$1,096	$17,435

NOTE 7 – Contingencies

Litigation

In the normal course of our business, various claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits, or any settlement of claims and lawsuits, are covered by insurance and the maximum amount of our liability, net of any insurance recoverables, is typically limited to our self-insurance retention levels. Management believes the ultimate outcome of these claims, lawsuits, and settlements, as applicable, each and in the aggregate, will not have a material impact on our consolidated financial statements.

Contingent Obligation – Lease Out and Lease Back Type (“LILO”) Transaction

At November 30, 2017, we had an estimated contingent obligation of $123 million. At the inception of the lease, we paid the aggregate of the net present value of the obligation to a group of major financial institutions, who agreed to act as payment undertakers and directly pay this obligation. As a result, this contingent obligation is considered extinguished and neither the funds nor the contingent obligation have been included in our Consolidated Balance Sheets. As of January 2, 2018, this transaction was terminated at no cost.

Contingent Obligations – Indemnifications

Some of the debt contracts that we enter into include indemnification provisions obligating us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes or changes in laws which increase lenders’ costs. There are no stated or notional amounts included in the indemnification clauses, and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses.

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

In general, under Section 883 of the Internal Revenue Code, certain non-U.S. corporations (such as our North American cruise ship businesses) are not subject to U.S. federal income tax or branch profits tax on U.S. source income derived from, or incidental to, the international operation of a ship or ships. Applicable U.S. Treasury regulations provide in general that a foreign corporation will qualify for the benefits of Section 883 if, in relevant part, (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the U.S. in respect of each category of shipping income for which an exemption is being claimed under Section 883 (an “equivalent exemption jurisdiction”) and (ii) the foreign corporation meets a defined publicly-traded corporation stock ownership test (the “publicly-traded test”). Subsidiaries of foreign corporations that are organized in an equivalent exemption jurisdiction and meet the publicly-traded test also benefit from Section 883. We believe that Panama is an equivalent exemption jurisdiction and that Carnival Corporation currently satisfies the publicly-traded test under the regulations. Accordingly, substantially all of Carnival Corporation’s income is exempt from U.S. federal income and branch profit taxes.

Regulations under Section 883 list certain activities that the Internal Revenue Service (“IRS”) does not consider to be incidental to the international operation of ships and, therefore, the income attributable to such activities, to the extent such income is U.S. source, does not qualify for the Section 883 exemption. Among the activities identified as not incidental are income from the sale of air transportation, transfers, shore excursions and pre- and post-cruise land packages to the extent earned from sources within the U.S.

We believe that the U.S. source transportation income earned by Carnival plc and its subsidiaries currently qualifies for exemption from U.S. federal income tax under applicable bilateral U.S. income tax treaties.

Carnival Corporation and Carnival plc and certain of their subsidiaries are subject to various U.S. state income taxes generally imposed on each state’s portion of the U.S. source income subject to U.S. federal income taxes. However, the state of Alaska imposes an income tax on its allocated portion of the total income of our companies doing business in Alaska and certain of their subsidiaries.

UK and Australian Income Tax

Cunard, P&O Cruises (UK) and P&O Cruises (Australia) are divisions of Carnival plc and have elected to enter the UK tonnage tax under a rolling ten-year term and, accordingly, reapply every year. Companies to which the tonnage tax regime applies pay corporation taxes on profits calculated by reference to the net tonnage of qualifying ships. UK corporation tax is not chargeable under the normal UK tax rules on these brands’ relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and from shipping related activities.

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

P&O Cruises (Australia) and all of the other cruise ships operated internationally by Carnival plc for the cruise segment of the Australian vacation region are exempt from Australian corporation tax by virtue of the UK/Australian income tax treaty.

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

Substantially all of AIDA’s earnings are exempt from German income taxes by virtue of the Germany/Italy income tax treaty.

Asian Countries Income Taxes

Substantially all of our brands’ income from their international operation in Asian countries is exempt from income tax by virtue of relevant income tax treaties.

Other

We recognize income tax provisions for uncertain tax positions, based solely on their technical merits, when it is more likely than not to be sustained upon examination by the relevant tax authority. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution. Based on all known facts and circumstances and current tax law, we believe that the total amount of our uncertain income tax position liabilities and related accrued interest are not significant to our financial position. All interest expense related to income tax liabilities is included in income tax expense.

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

NOTE 9 – Shareholders’ Equity

Under a share repurchase program effective 2004, we are authorized to repurchase Carnival Corporation common stock and Carnival plc ordinary shares (the “Repurchase Program”). On April 6, 2017, the Boards of Directors approved a modification of the general authorization under the Repurchase Program, which replenished the remaining authorized repurchases at the time of the approval to $1.0 billion. The Repurchase Program does not have an expiration date and may be discontinued by our Boards of Directors at any time.

	Carnival Corporation		Carnival plc
(in millions)	Number of Shares Repurchased	Dollar Amount Paid for Shares Repurchased	Number of Shares Repurchased	Dollar Amount Paid for Shares Repurchased
2017	3.3	$223	5.6	$335
2016	47.8	$2,264	0.7	$35
2015	5.3	$276	—	$—

In addition to the Repurchase Program, we have programs that allow us to obtain an economic benefit when either Carnival Corporation common stock is trading at a premium to the price of Carnival plc ordinary shares or Carnival plc ordinary shares are trading at a premium to Carnival Corporation common stock (the “Stock Swap Programs”).

During 2016 and 2015, under the Stock Swap Programs, a subsidiary of Carnival Corporation, sold 0.9 million and 5.1 million of Carnival plc ordinary shares for net proceeds of $40 million and $264 million, respectively. Substantially all of the net proceeds from these sales were used to purchase 0.9 million shares in 2016, and 5.1 million shares in 2015 of Carnival Corporation common stock. Carnival Corporation sold these Carnival plc ordinary shares owned by the subsidiary only to the extent it was able to repurchase an equivalent number of shares of Carnival Corporation common stock in the U.S.

During 2017, there were no sales or repurchases under the Stock Swap Programs. During 2016 and 2015, there were no sales of Carnival Corporation common stock or repurchases of Carnival plc ordinary shares under the Stock Swap Programs.

	Accumulated Other Comprehensive Loss
	November 30,
(in millions)	2017	2016
Cumulative foreign currency translation adjustments, net	$(1,675)	$(2,266)
Unrecognized pension expenses	(94)	(120)
Unrealized losses on marketable securities	—	(3)
Net losses on cash flow derivative hedges	(13)	(65)
	$(1,782)	$(2,454)

During 2017, 2016 and 2015, there were $18 million, $7 million and $13 million of unrecognized pension expenses that were reclassified out of accumulated other comprehensive loss and were included within payroll and related expenses and selling and administrative expenses.

We declared quarterly cash dividends on all of our common stock and ordinary shares as follows:

	Quarters Ended
(in millions, except per share data)	February 28/29	May 31	August 31	November 30
2017
Dividends declared per share	$0.35	$0.40	$0.40	$0.45
Dividends declared	$251	$291	$289	$324

2016
Dividends declared per share	$0.30	$0.35	$0.35	$0.35
Dividends declared	$225	$261	$256	$254

2015
Dividends declared per share	$0.25	$0.25	$0.30	$0.30
Dividends declared	$194	$194	$234	$233

Carnival Corporation’s Articles of Incorporation authorize its Board of Directors, at its discretion, to issue up to 40 million shares of preferred stock. At November 30, 2017 and 2016, no Carnival Corporation preferred stock had been issued and only a nominal amount of Carnival plc preference shares had been issued.

NOTE 10 – Fair Value Measurements, Derivative Instruments and Hedging Activities and Financial Risk

Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured using inputs in one of the following three categories:

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

Financial Instruments that are not Measured at Fair Value on a Recurring Basis

	November 30, 2017				November 30, 2016
	Carrying Value	Fair Value			Carrying Value	Fair Value
(in millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Assets
Long-term other assets (a)	$126	$—	$49	$75	$99	$1	$68	$31
Total	$126	$—	$49	$75	$99	$1	$68	$31
Liabilities
Fixed rate debt (b)	$5,588	$—	$5,892	$—	$5,436	$—	$5,727	$—
Floating rate debt (b)	3,658	—	3,697	—	4,018	—	4,048	—
Total	$9,246	$—	$9,589	$—	$9,454	$—	$9,775	$—

(a)
Long-term other assets is comprised of notes receivables. The fair values of our Level 2 notes receivables were based on estimated future cash flows discounted at appropriate market interest rates. The fair values of our Level 3 notes receivable were estimated using risk-adjusted discount rates.

(b)
The debt amounts above do not include the impact of interest rate swaps or debt issuance costs. The fair values of our publicly-traded notes were based on their unadjusted quoted market prices in markets that are not sufficiently active to be Level 1 and, accordingly, are considered Level 2. The fair values of our other debt were estimated based on current market interest rates being applied to this debt.

Financial Instruments that are Measured at Fair Value on a Recurring Basis

	November 30, 2017			November 30, 2016
(in millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$395	$—	$—	$603	$—	$—
Restricted cash	26	—	—	60	—	—
Short-term investments	—	—	—	—	—	21
Marketable securities held in rabbi trusts (a)	97	—	—	93	4	—
Derivative financial instruments	—	15	—	—	15	—
Total	$518	$15	$—	$756	$19	$21
Liabilities
Derivative financial instruments	$—	$161	$—	$—	$434	$—
Total	$—	$161	$—	$—	$434	$—

(a)	At November 30, 2017 and 2016, the use of marketable securities held in rabbi trusts is restricted to funding certain deferred compensation and non-qualified U.S. pension plans.

Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis

Valuation of Goodwill and Other Intangibles

As of July 31, 2017, we performed our annual goodwill and trademark impairment reviews and we determined there was no impairment for goodwill or trademarks related to AIDA, Carnival Cruise Line, Costa, Cunard, Holland America Line, Princess
Cruises and P&O Cruises (UK).

During the third quarter of 2017, we made a decision to strategically realign our business in Australia, which includes reducing capacity in P&O Cruises (Australia). We performed discounted cash flow analyses and determined that the estimated fair values of the P&O Cruises (Australia) reporting unit and its trademark no longer exceeded their carrying values. We recognized a goodwill impairment charge of $38 million and a trademark impairment charge of $50 million during the third quarter of 2017.

The determination of our reporting unit goodwill and trademark fair values includes numerous assumptions that are subject to various risks and uncertainties. The principal assumptions, all of which are considered Level 3 inputs, used in our cash flow analyses consisted of:

•	Forecasted operating results, including net revenue yields and net cruise costs including fuel prices

•
Capacity changes and the expected rotation of vessels into or out of each of these cruise brands, including decisions about the allocation of new ships amongst brands, the transfer of ships between brands and the timing of ship dispositions

•	Weighted-average cost of capital of market participants, adjusted for the risk attributable to the geographic regions in which these cruise brands operate

•	Capital expenditures, proceeds from forecasted dispositions of ships and terminal values

We believe that we have made reasonable estimates and judgments. Changes in the conditions or circumstances may result in a need to recognize an additional impairment charge.

	Goodwill
(in millions)	North America Segment	EAA Segment	Total
At November 30, 2015	$1,898	$1,112	$3,010
Foreign currency translation adjustment	—	(100)	(100)
At November 30, 2016	1,898	1,012	2,910
Impairment charge	—	(38)	(38)
Foreign currency translation adjustment	—	95	95
At November 30, 2017	$1,898	$1,069	$2,967

	Trademarks
(in millions)	North America Segment	EAA Segment	Total
At November 30, 2015	$927	$307	$1,234
Foreign currency translation adjustment	—	(28)	(28)
At November 30, 2016	927	279	1,206
Impairment charge	—	(50)	(50)
Foreign currency translation adjustment	—	23	23
At November 30, 2017	$927	$252	$1,179

Impairments of Ships

We review our long-lived assets for impairment whenever events or circumstances indicate potential impairment. Primarily as a result of our decision during the third quarter of 2017 to strategically realign our business in Australia, which includes reducing capacity in P&O Cruises (Australia), we performed undiscounted cash flow analyses on certain ships as of July 31, 2017. Based on these undiscounted cash flow analyses, we determined that certain ships had net carrying values that exceeded their estimated undiscounted future cash flows. We estimated the July 31, 2017 fair values of these ships based on their discounted cash flows and comparable market transactions. We then compared these estimated fair values to the net carrying values and, as a result, we recognized $304 million of ship impairment charges in the EAA segment, included in other ship operating expenses of our consolidated statements of income for the third quarter of 2017.

The principal assumptions used in our analyses consisted of forecasted future operating results, including net revenue yields and net cruise costs including fuel prices, estimated ship sale proceeds, and changes in strategy, including decisions about the transfer of ships between brands. All principal assumptions are considered Level 3 inputs.

Derivative Instruments and Hedging Activities

		November 30,
(in millions)	Balance Sheet Location	2017	2016
Derivative assets
Derivatives designated as hedging instruments
Net investment hedges (a)	Prepaid expenses and other	$3	$12
	Other assets	—	3
Foreign currency zero cost collars (b)	Prepaid expenses and other	12	—
Total derivative assets		$15	$15
Derivative liabilities
Derivatives designated as hedging instruments
Net investment hedges (a)	Accrued liabilities and other	$13	$26
	Other long-term liabilities	17	—
Interest rate swaps (c)	Accrued liabilities and other	10	10
	Other long-term liabilities	17	23
Foreign currency zero cost collars (b)	Accrued liabilities and other	—	12
	Other long-term liabilities	—	21
		57	92
Derivatives not designated as hedging instruments
Fuel (d)	Accrued liabilities and other	95	198
	Other long-term liabilities	9	144
		104	342
Total derivative liabilities		$161	$434

(a)
At November 30, 2017 and 2016, we had foreign currency swaps totaling $324 million and $291 million, respectively, that are designated as hedges of our net investments in foreign operations with a euro-denominated functional currency. At November 30, 2017, these foreign currency swaps settle through September 2019. At November 30, 2016 we had foreign currency forwards totaling $456 million that were designated as hedges of our net investments in foreign operations, which have a euro-denominated functional currency.

(b)
At November 30, 2017 and 2016, we had foreign currency derivatives consisting of foreign currency zero cost collars that are designated as foreign currency cash flow hedges for a portion of our euro-denominated shipbuilding payments. See “Newbuild Currency Risks” below for additional information regarding these derivatives.

(c)
We have euro interest rate swaps designated as cash flow hedges whereby we receive floating interest rate payments in exchange for making fixed interest rate payments. These interest rate swap agreements effectively changed $479 million at November 30, 2017 and $500 million at November 30, 2016 of EURIBOR-based floating rate euro debt to fixed rate euro debt. At November 30, 2017, these interest rate swaps settle through March 2025.

(d)
At November 30, 2017 and 2016, we had fuel derivatives consisting of zero cost collars on Brent crude oil (“Brent”) to cover a portion of our estimated fuel consumption through 2018. See “Fuel Price Risks” below for additional information regarding these fuel derivatives.

Our derivative contracts include rights of offset with our counterparties. We have elected to net certain of our derivative assets and liabilities within counterparties.

	November 30, 2017
(in millions)	Gross Amounts	Gross Amounts Offset in the Balance Sheet	Total Net Amounts Presented in the Balance Sheet	Gross Amounts not Offset in the Balance Sheet	Net Amounts
Assets	$15	$—	$15	$(8)	$7
Liabilities	$161	$—	$161	$(8)	$153

	November 30, 2016
(in millions)	Gross Amounts	Gross Amounts Offset in the Balance Sheet	Total Net Amounts Presented in the Balance Sheet	Gross Amounts not Offset in the Balance Sheet	Net Amounts
Assets	$15	$—	$15	$(15)	$—
Liabilities	$434	$—	$434	$(15)	$419

The effective gain (loss) portions of our derivatives qualifying and designated as hedging instruments recognized in other comprehensive income (loss) were as follows:

	November 30,
(in millions)	2017	2016	2015
Net investment hedges	$(31)	$(33)	$58
Foreign currency zero cost collars – cash flow hedges	$45	$(8)	$(57)
Interest rate swaps – cash flow hedges	$8	$8	$2

There are no credit risk related contingent features in our derivative agreements, except for bilateral credit provisions within our fuel derivative counterparty agreements. These provisions require cash collateral to be posted or received to the extent the fuel derivative fair value payable to or receivable from an individual counterparty exceeds $100 million. At November 30, 2017 and 2016, no collateral was required to be posted to or received from our fuel derivative counterparties.

The amount of estimated cash flow hedges’ unrealized gains and losses that are expected to be reclassified to earnings in the next twelve months is not significant.

Financial Risk

Fuel Price Risks

Substantially all of our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We have Brent call options and Brent put options, collectively referred to as zero cost collars, that establish ceiling and floor prices and mitigate a portion of our economic risk attributable to potential fuel price increases. To maximize operational flexibility we utilized derivative markets with significant trading liquidity.

Our zero cost collars are based on Brent prices whereas the actual fuel used on our ships is marine fuel. Changes in the Brent prices may not show a high degree of correlation with changes in our underlying marine fuel prices. We will not realize any economic gain or loss upon the monthly maturities of our zero cost collars unless the average monthly price of Brent is above the ceiling price or below the floor price. We believe that these zero cost collars will act as economic hedges; however, hedge accounting is not applied.

	November 30,
(in millions)	2017	2016	2015
Unrealized gains (losses) on fuel derivatives, net	$227	$236	$(332)
Realized losses on fuel derivatives, net	(192)	(283)	(244)
Gains (losses) on fuel derivatives, net	$35	$(47)	$(576)

At November 30, 2017, our outstanding fuel derivatives consisted of zero cost collars on Brent as follows:

Maturities (a)	Transaction Dates	Barrels (in thousands)	Weighted-Average Floor Prices	Weighted-Average Ceiling Prices
Fiscal 2018
	January 2014	2,700	$75	$110
	October 2014	3,000	$80	$114
		5,700

(a)	Fuel derivatives mature evenly over each month in 2018.

Foreign Currency Exchange Rate Risks

Overall Strategy

We manage our exposure to fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative and non-derivative financial instruments. Our primary focus is to monitor our exposure to, and manage, the economic foreign currency exchange risks faced by our operations and realized if we exchange one currency for another. We currently only hedge certain of our ship commitments and net investments in foreign operations. The financial impacts of the hedging instruments we do employ generally offset the changes in the underlying exposures being hedged.

Operational Currency Risks

Our EAA segment operations generate significant revenues and incur significant expenses in their functional currencies, which subjects us to “foreign currency translational” risk related to these currencies. Accordingly, exchange rate fluctuations in their functional currencies against the U.S. dollar will affect our reported financial results since the reporting currency for our consolidated financial statements is the U.S. dollar. Any strengthening of the U.S. dollar against these foreign currencies has the financial statement effect of decreasing the U.S. dollar values reported for this segment’s revenues and expenses. Any weakening of the U.S. dollar has the opposite effect.

Substantially all of our operations also have non-functional currency risk related to their international sales. In addition, we have a portion of our operating expenses denominated in non-functional currencies. Accordingly, we also have “foreign currency transactional” risks related to changes in the exchange rates for our revenues and expenses that are in a currency other than the functional currency. The revenues and expenses which occur in the same non-functional currencies create some degree of natural offset.

Investment Currency Risks

We consider our investments in foreign operations to be denominated in stable currencies. Our investments in foreign operations are of a long-term nature. We have $5.3 billion and $415 million of euro- and sterling-denominated debt, respectively, including the effect of foreign currency swaps, which provides an economic offset for our operations with euro and sterling functional currency. We also partially mitigate our net investment currency exposures by denominating a portion of our foreign currency intercompany payables in our foreign operations’ functional currencies.

Newbuild Currency Risks

Our shipbuilding contracts are typically denominated in euros. Our decision to hedge a non-functional currency ship commitment for our cruise brands is made on a case-by-case basis, considering the amount and duration of the exposure, market volatility, economic trends, our overall expected net cash flows by currency and other offsetting risks. We use foreign currency derivative contracts to manage foreign currency exchange rate risk for some of our ship construction payments.
At November 30, 2017 for the following newbuilds, we had foreign currency zero cost collars for a portion of euro-denominated shipyard payments. These collars are designated as cash flow hedges.

	Entered Into	Matures in	Weighted-Average Floor Rate	Weighted- Average Ceiling Rate
Carnival Horizon	2016	March 2018	$1.02	$1.25
Seabourn Ovation	2016	April 2018	$1.02	$1.25
Nieuw Statendam	2016	November 2018	$1.05	$1.25

If the spot rate is between the ceiling and floor rates on the date of maturity, then we would not owe or receive any payments under these collars.

At November 30, 2017, our remaining newbuild currency exchange rate risk primarily relates to euro-denominated newbuild contract payments, which represent a total unhedged commitment of $6.8 billion and substantially all relates to newbuilds scheduled to be delivered in 2019 through 2022 to non-euro functional currency brands.

The cost of shipbuilding orders that we may place in the future that is denominated in a different currency than our cruise brands’ will be affected by foreign currency exchange rate fluctuations. These foreign currency exchange rate fluctuations may affect our decision to order new cruise ships.

Interest Rate Risks

We manage our exposure to fluctuations in interest rates through our debt portfolio management and investment strategies. We evaluate our debt portfolio to determine whether to make periodic adjustments to the mix of fixed and floating rate debt through the use of interest rate swaps, issuance of new debt, amendment of existing debt or early retirement of existing debt.

Concentrations of Credit Risk

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. We seek to minimize these credit risk exposures, including counterparty nonperformance primarily associated with our cash equivalents, investments, committed financing facilities, contingent obligations, derivative instruments, insurance contracts and new ship progress payment guarantees, by:

•	Conducting business with large, well-established financial institutions, insurance companies and export credit agencies

•	Diversifying our counterparties

•	Having guidelines regarding credit ratings and investment maturities that we follow to help safeguard liquidity and minimize risk

•	Generally requiring collateral and/or guarantees to support notes receivable on significant asset sales, long-term ship charters and new ship progress payments to shipyards

We currently believe the risk of nonperformance by any of our significant counterparties is remote. At November 30, 2017, our exposures under foreign currency and fuel derivative contracts and interest rate swap agreements were not material.
We also monitor the creditworthiness of travel agencies and tour operators in Asia, Australia and Europe, which includes charter-hire agreements in Asia and credit and debit card providers to which we extend credit in the normal course of our business. Our credit exposure also includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in Australia and most of Europe where we are obligated to honor our guests’ cruise payments made by them to their travel agents and tour operators regardless of whether we have received these payments. Concentrations of credit risk associated with these trade receivables, charter-hire agreements and contingent obligations are not considered to be material, principally due to the large number of unrelated accounts, the nature of these contingent obligations and their short maturities. We have not experienced significant credit losses on our trade receivables, charter-hire agreements and contingent obligations. We do not normally require collateral or other security to support normal credit sales.

NOTE 11 – Segment Information

We have four reportable segments that are comprised of (1) North America, (2) EAA, (3) Cruise Support and (4) Tour and Other. Our segments are reported on the same basis as the internally reported information that is provided to our chief operating decision maker (“CODM”), who is the President and Chief Executive Officer of Carnival Corporation and Carnival plc. The CODM assesses performance and makes decisions to allocate resources for Carnival Corporation & plc based upon review of the results across all of our segments.

Our North America segment includes Carnival Cruise Line, Holland America Line, Princess Cruises and Seabourn. Our EAA segment includes AIDA, Costa, Cunard, P&O Cruises (Australia) and P&O Cruises (UK). The operations of these reporting units have been aggregated into two reportable segments based on the similarity of their economic and other characteristics, including types of customers, regulatory environment, maintenance requirements, supporting systems and processes and products and services they provide. Our Cruise Support segment represents certain of our port and related facilities and other services that are provided for the benefit of our cruise brands. Our Tour and Other segment represents the hotel and transportation operations of Holland America Princess Alaska Tours and other operations.

	As of and for the years ended November 30,
(in millions)	Revenues	Operating Costs and Expenses	Selling and Administrative	Depreciation and Amortization	Operating Income (Loss)		Capital Expenditures	Total Assets
2017
North America	$11,135	$6,338	$1,284	$1,136	$2,376		$1,497	$23,907
EAA	6,158	4,082	720	620	648	(a)	1,011	14,672
Cruise Support	129	66	246	53	(235)		431	1,739
Tour and Other	236	163	15	37	20		5	459
Intersegment elimination	(148)	(148)	—	—	—		—	—
	$17,510	$10,501	$2,265	$1,846	$2,809		$2,944	$40,778
2016
North America	$10,267	$5,786	$1,220	$1,056	$2,205		$2,069	$23,454
EAA	5,906	3,524	691	599	1,092		667	13,456
Cruise Support	131	67	278	42	(256)		310	1,513
Tour and Other	231	152	8	41	30		16	458
Intersegment elimination	(146)	(146)	—	—	—		—	—
	$16,389	$9,383	$2,197	$1,738	$3,071		$3,062	$38,881
2015
North America	$9,866	$5,925	$1,140	$994	$1,807		$854	$22,420
EAA	5,636	3,442	695	561	938		1,265	14,076
Cruise Support	119	58	223	27	(189)		162	2,248
Tour and Other	226	155	9	44	18		13	493
Intersegment elimination	(133)	(133)	—	—	—		—	—
	$15,714	$9,447	$2,067	$1,626	$2,574		$2,294	$39,237

(a)	Includes $89 million of impairment charges related to EAA’s goodwill and trademarks.

A portion of the North America segment’s revenues includes revenues for the tour portion of a cruise when a cruise and land tour package are sold together by Holland America Line and Princess Cruises. These intersegment tour revenues, which are also included in our Tour and Other segment, are eliminated by the North America segment’s revenues and operating expenses in the line “Intersegment elimination.”

Tour and Other segment assets primarily include hotels and lodges in the state of Alaska and the Canadian Yukon, motorcoaches used for sightseeing and charters, glass-domed railcars, which run on the Alaska Railroad, and our owned ships that we leased out under long-term charters to unaffiliated entities.

Revenues by geographic areas, which are based on where our guests are sourced, were as follows:

	Years Ended November 30,
(in millions)	2017	2016	2015
North America	$9,195	$8,327	$8,015
Europe	5,414	5,254	5,133
Australia and Asia	2,604	2,506	2,256
Other	297	302	310
	$17,510	$16,389	$15,714

Substantially all of our long-lived assets consist of our ships and move between geographic areas.

NOTE 12 – Compensation Plans

Equity Plans

We issue our share-based compensation awards, which at November 30, 2017 included time-based share awards (restricted stock awards and restricted stock units), performance-based share awards and market-based share awards (collectively “equity awards”), under the Carnival Corporation and Carnival plc stock plans. Equity awards are principally granted to management level employees and members of our Boards of Directors. The plans are administered by the Compensation Committee which is made up of independent directors who determine which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. We had an aggregate of 15.5 million shares available for future grant at November 30, 2017. We fulfill our equity award obligations using shares purchased in the open market or with unissued shares or treasury shares. Our equity awards generally vest over a three-year period, subject to earlier vesting under certain conditions.

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at November 30, 2014	4,053,057	$37.94
Granted	1,253,050	$45.70
Vested	(1,298,318)	$31.35
Forfeited	(398,394)	$39.48
Outstanding at November 30, 2015	3,609,395	$42.84
Granted	1,451,917	$53.98
Vested	(1,454,381)	$38.18
Forfeited	(193,806)	$47.76
Outstanding at November 30, 2016	3,413,125	$48.03
Granted	1,116,314	$54.79
Vested	(1,466,690)	$38.95
Forfeited	(112,781)	$51.72
Outstanding at November 30, 2017	2,949,968	$51.82

As of November 30, 2017, there was $59 million of total unrecognized compensation cost related to equity awards, which is expected to be recognized over a weighted-average period of 1.4 years.

Defined Benefit Pension Plans

We have several single-employer defined benefit pension plans, which cover some of our shipboard and shoreside employees. The U.S. and UK shoreside employee plans are closed to new membership and are funded at or above the level required by U.S. or UK regulations. The remaining defined benefit plans are primarily unfunded. In determining all of our plans’ benefit obligations at November 30, 2017 and 2016, we assumed a weighted-average discount rate of 2.7% for 2017 and 2.9% for 2016.

In addition, we participate in two multiemployer defined benefit pension plans in the UK, the British Merchant Navy Officers Pension Fund (registration number 10005645) (“MNOPF”), which is divided into two sections, the “New Section” and the “Old Section” and the British Merchant Navy Ratings Pension Fund (registration number 10005646) (“MNRPF”). Collectively, we refer to these as “the multiemployer plans.” The multiemployer plans are maintained for the benefit of the employees of the participating employers who make contributions to the plans. However, contributions made by employers, including us, may be used to provide benefits to employees of other participating employers, and if any of the participating employers withdraw from the multiemployer plans or fail to make their required contributions, any unfunded obligations would be the responsibility of the remaining participating employers. We are contractually obligated to make all required contributions as determined by the plans’ trustees. All of our multiemployer plans are closed to new membership and future benefit accrual. The MNOPF Old Section is fully funded.

We expense our portion of the MNOPF New Section deficit as amounts are invoiced by, and become due and payable to, the trustees. We accrue and expense our portion of the MNRPF deficit based on our estimated probable obligation from the most recent actuarial review. Total expense for all defined benefit pension plans, including the multiemployer plans, was $53 million in 2017, $27 million in 2016 and $47 million in 2015.

Based on the most recent valuation at March 31, 2015 of the MNOPF New Section, it was determined that this plan was 90% funded. In 2017, 2016 and 2015, our contributions to the MNOPF New Section did not exceed 5% of total contributions to the fund. Based on the most recent valuation at March 31, 2014 of the MNRPF, it was determined that this plan was 67% funded. In 2017 and 2016, our contributions to the MNRPF did not exceed 5% of total contributions to the fund. In 2015, our contributions to the MNRPF exceeded 5% of total contributions to the fund. It is possible that we will be required to fund and expense additional amounts for the multiemployer plans in the future; however, such amounts are not expected to be material to our consolidated financial statements. The trustee has carried out a triennial valuation at March 31, 2017 and consulted with employers on it but the valuation has not yet been finalized.

Defined Contribution Plans

We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense for these plans was $37 million in 2017 and $30 million in 2016 and 2015.

NOTE 13 – Earnings Per Share

	Years Ended November 30,
(in millions, except per share data)	2017	2016	2015
Net income for basic and diluted earnings per share	$2,606	$2,779	$1,757
Weighted-average shares outstanding	722	745	777
Dilutive effect of equity plans	3	2	2
Diluted weighted-average shares outstanding	725	747	779
Basic earnings per share	$3.61	$3.73	$2.26
Diluted earnings per share	$3.59	$3.72	$2.26

NOTE 14 – Supplemental Cash Flow Information

Cash paid for interest, net of capitalized interest, was $191 million in 2017, $211 million in 2016 and $216 million in 2015. In addition, cash paid for income taxes, net of recoveries, was $43 million in 2017, $48 million in 2016 and $40 million in 2015.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and shareholders’ equity present fairly, in all material respects, the financial position of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the “Company”) as of November 30, 2017 and November 30, 2016, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2017, based on criteria established in the 2013 Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Framework”). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
January 29, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Note Concerning Factors That May Affect Future Results

Some of the statements, estimates or projections contained in this document are “forward-looking statements” that involve risks, uncertainties and assumptions with respect to us, including some statements concerning future results, outlooks, plans, goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts are statements that could be deemed forward-looking. These statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and the beliefs and assumptions of our management. We have tried, whenever possible, to identify these statements by using words like “will,” “may,” “could,” “should,” “would,” “believe,” “depends,” “expect,” “goal,” “anticipate,” “forecast,” “project,” “future,” “intend,” “plan,” “estimate,” “target,” “indicate” and similar expressions of future intent or the negative of such terms.

Forward-looking statements include those statements that may impact our outlook including, but not limited to, the forecasting of our:

• Net revenue yields	• Net cruise costs, excluding fuel per available lower berth day
• Booking levels	• Estimates of ship depreciable lives and residual values
• Pricing and occupancy	• Goodwill, ship and trademark fair values
• Interest, tax and fuel expenses	• Liquidity
• Currency exchange rates	• Adjusted earnings per share

Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in this 2017 Annual Report. This note contains important cautionary statements of the known factors that we consider could materially affect the accuracy of our forward-looking statements and adversely affect our business, results of operations and financial position. It is not possible to predict or identify all such risks. There may be additional risks that we consider immaterial or which are unknown. These factors include, but are not limited to, the following:

•
The demand for cruises may decline due to adverse world events impacting the ability or desire of people to travel, including conditions affecting the safety and security of travel, government regulations and requirements, and decline in consumer confidence

•
Incidents, such as ship incidents, security incidents, the spread of contagious diseases and threats thereof, adverse weather conditions or other natural disasters and the related adverse publicity affecting our reputation and the health, safety, security and satisfaction of guests and crew

•
Changes in and compliance with laws and regulations relating to environment, health, safety, security, data privacy and protection, tax and anti-corruption under which we operate may lead to litigations, enforcement actions, fines, or penalties

•
Disruptions and other damages to our information technology and other networks and operations, breaches in data security, lapses in data privacy, and failure to keep pace with developments in technology

•	Ability to recruit, develop and retain qualified shipboard personnel who live on ships away from home for extended periods of time

•	Increases in fuel prices and availability of fuel supply

•	Fluctuations in foreign currency exchange rates

•	Overcapacity and competition in the cruise ship and land-based vacation industry

•
Continuing financial viability of our travel agent distribution system, air service providers and other key vendors in our supply chain, as well as reductions in the availability of, and increases in the prices for, the services and products provided by these vendors

•
Inability to implement our shipbuilding programs and ship repairs, maintenance and refurbishments on terms that are favorable or consistent with our expectations, as well as increases to our repairs and maintenance expenses and refurbishment costs as our fleet ages

•	Geographic regions in which we try to expand our business may be slow to develop and ultimately not develop how we expect

The ordering of the risk factors set forth above is not intended to reflect any Company indication of priority or likelihood.
Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant stock exchange rules, we expressly disclaim any obligation to disseminate, after the date of this 2017 Annual Report, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

2017 Executive Overview
2017 marked another very strong year for us as we delivered record cash from operations of over $5.3 billion and record revenues of $17.5 billion.

Key information for 2017 compared to the prior year (see “Key Performance Non-GAAP Financial Indicators” for definitions and reconciliations):

•	Net income for 2017 of $2.6 billion, or $3.59 diluted earnings per share, compared to $2.8 billion, or $3.72 diluted earnings per share for 2016.

•
Adjusted net income increased 7.4% to $2.8 billion from $2.6 billion in 2016 and adjusted diluted earnings per share increased to $3.82 from $3.45 in 2016. Adjusted net income excludes unrealized gains on fuel derivatives of $227 million and impairments and other net charges of $390 million for the full year 2017 and unrealized gains on fuel derivatives of $236 million and other net charges of $37 million for the full year 2016.

•	Revenues increased $1.1 billion to $17.5 billion from $16.4 billion in 2016.

•
Gross revenue yields (revenue per available lower berth day or “ALBD”) increased 3.9%. In constant currency, net revenue yields increased 4.5%, comprised of a 4.9% increase in net passenger ticket revenue yields and a 3.4% increase in net onboard and other revenue yields.

•	Gross cruise costs including fuel per ALBD increased 7.2%. Net cruise costs excluding fuel per ALBD in constant currency increased 2.7%.

•	Changes in fuel prices (including realized fuel derivatives) and currency exchange rates decreased earnings by $0.03 per share.

•	Noncash impairment charges for ships, trademark and goodwill of $392 million resulting primarily from our decision to strategically realign our business in Australia.

We achieved our highest adjusted diluted earnings per share with strong operational improvement overcoming a significant drag from fuel and currency and hurricane disruptions. We improved our ROIC to 9.4% and continue to return excess cash to shareholders. We increased our quarterly dividend twice in 2017 and distributed $1.1 billion in dividends during the year. Additionally, we invested another nearly $600 million in our ongoing share repurchase program bringing our cumulative repurchases, in just over two years, to $3.1 billion as of November 30, 2017; all while maintaining our high investment grade credit rating.

Our strong results affirm the efforts of our 120,000 team members whose commitment and passion enable us to exceed the expectations of our 12.1 million guests annually, and are also a credit to our travel agent partners who support all of our brands. It is through their collective efforts that we delivered such strong earnings and we embark upon 2018 with booking volumes and pricing both ahead of last year.

In addition to our record-breaking financial results, we had many other accomplishments this year which we expect will pay dividends in 2018 and beyond.

•
In November 2017, we debuted the OCEAN experience platform on Regal Princess, ushering in a new era in highly personalized travel at scale. We are fine tuning and enhancing the platform based on real time learning as we prepare for a full roll out aboard Regal Princess. We also recently introduced PlayOcean, our proprietary mobile gaming portfolio. PlayOcean taps into the growing interest in mobile gaming by offering a selection of original games that can be played at home.

•
We announced a new partnership with Univision to develop the first OCEAN prime-time series, La Gran Sorpresa, providing programing in Spanish featuring the Hispanic community. The cruise vacation experiences shared in La Gran Sopresa align with the core values of the Univision audience, focusing on multi-generational family, togetherness, fun and passion for life. We also launched OceanView™, our own proprietary digital streaming network featuring compelling experiential content twenty-four/seven, and currently available on major digital platforms as well as onboard our ships. OceanView™ launched simultaneously with our two new proprietary original content digital productions, Go and Local Eyes, that complement our three award winning television shows, The Voyager with Josh Garcia on NBC, Ocean Treks with

Jeff Corwin on ABC and Vacation Creation with Tommy Davidson and Andrea Feczko also on ABC. To date, our original content television programs have garnered over 100 hours of cumulative airtime and reached an audience of over 200 million viewers.

•
Other successful public relations efforts include the premiere of the major motion picture, The Greatest Showman. on Cunard’s Queen Mary 2 as well as Holland America Line’s featured cruises in partnership with O Magazine, including Oprah’s own voyage on Eurodam in Alaska. In Italy, our third commercial for our Costa brand featuring Shakira launched on Christmas Day, continuing that highly successful marketing campaign. These efforts are all engineered to reach audiences multiple times in multiple ways to help drive demand for our brands, ultimately leading to higher yields.

There have been a number of significant developments in our strategic fleet enhancement plan which is an important part of our measured capacity growth strategy and includes replacing less efficient ships with new more efficient vessels. In 2017, we introduced three new state of the art cruise ships, Seabourn Encore, Majestic Princess and AIDAperla, and we signed agreements with Fincantieri to build three additional ships. At the same time we signed agreements to sell two ships expected to leave the fleet in 2018, keeping us on pace with our historical average of removing one to two ships per year. We expect net capacity growth to be around 5% compound annually through 2022 in keeping with our philosophy of measured capacity growth, as new ships replace some existing capacity.

We also realized a number of other notable accomplishments:

•	We continued the roll out of our new state-of-the-art revenue management system across six of our brands, which is expected to facilitate further yield uplift.

•	We also accelerated progress on our cost containment efforts delivering more than $100 million of savings.

•
Two of our brands obtained approval and are now operating cruises to Cuba, our contemporary Carnival Cruise Line sailing from Tampa and our premium Holland America Line brand sailing from Fort Lauderdale.

We continue to make meaningful progress on our 2020 sustainability goals focusing on our environmental, safety, labor and social performance. We have already reduced our unit fuel consumption by 29% since initiating the effort, and we remain committed to ongoing reduction in air emissions with the delivery of AIDAperla in 2017, our second cruise ship to be powered in port by environmentally friendly liquefied natural gas, along with the keel laying of AIDAnova, the first of seven all-LNG ships on order.

Our commitment to continuous improvement in health, environment, safety and security resulted in our being ranked in the top quartile of the 100 best Corporate Citizens by Corporate Responsibility magazine, as well as recognition for our sustainability report which was ranked number-one globally by Corporate Register. We also launched our first dedicated sustainability report website to expand our sustainability reporting.

We joined pledges to support the advancement of women's leadership and diversity in the workplace drafted by Catalyst (the leading global nonprofit focused on expanding opportunities for women) and to support and encourage diversity in the workplace drafted by the Executive Leadership Council (the leading global organization working to empower African-American corporate leaders).

We remain committed to achieving increased consideration for cruise vacations and continued investment in our guest experience to create additional consumer demand in excess of measured capacity growth, while at the same time positioning ourselves further along the path to sustained double digit ROIC.

Outlook for the 2018 First Quarter and Full Year

On December 19, 2017, we disclosed in our earnings release that we expected our adjusted earnings per share for the 2018 first quarter to be in the range of $0.37 to $0.41 and 2018 full year to be in the range of $4.00 to $4.30 (see “Key Performance Non-GAAP Financial Indicators”). Our guidance was based on the December 19, 2017 assumptions included in the table below.

Based on fuel prices and foreign currency exchange rates as of January 24, 2018 included in the table below, our adjusted earnings per share for the 2018 first quarter would increase by $0.02 and for the 2018 full year would increase by $0.15. The increase for the 2018 full year was caused by the impact of changes in foreign currency exchange rates of $0.17 per share, partially offset by higher fuel prices, net of lower forecasted realized losses on fuel derivatives of $0.02 per share.

	December 19, 2017		January 24, 2018
	Full Year 2018	First Quarter 2018	Full Year 2018	First Quarter 2018
Fuel cost per metric ton consumed	$442	$420	$458	$434
Currencies (USD to 1)
AUD	$0.76	$0.76	$0.80	$0.79
CAD	$0.78	$0.78	$0.81	$0.80
EUR	$1.18	$1.18	$1.23	$1.22
GBP	$1.34	$1.34	$1.42	$1.40
RMB	$0.15	$0.15	$0.16	$0.16

The fuel and currency assumptions used in our guidance change daily and, accordingly, our forecasts change daily based on the changes in these assumptions. We have not provided a reconciliation of forecasted U.S. GAAP earnings per share to forecasted adjusted earnings per share because preparation of meaningful U.S. GAAP forecasts of earnings per share would require unreasonable effort. We are unable to predict, without unreasonable effort, the future movement of foreign exchange rates and fuel prices. While we forecast realized gains and losses on fuel derivatives by applying current Brent prices to the derivatives that settle in the forecast period, we do not forecast the impact of unrealized gains and losses on fuel derivatives because we do not believe they are an indication of our future earnings performance. We are unable to determine the future impact of gains or losses on ships sales, restructuring expenses and other non-core gains and charges.

The above forward-looking statements involve risks, uncertainties and assumptions with respect to us. There are many factors that could cause our actual results to differ materially from those expressed above. You should read the above forward-looking statements together with the discussion of the risks under “Cautionary Note Concerning Factors That May Affect Future Results.”

New Accounting Pronouncements

Refer to our consolidated financial statements for further information on Accounting Pronouncements.

Critical Accounting Estimates

Our critical accounting estimates are those we believe require our most significant judgments about the effect of matters that are inherently uncertain. A discussion of our critical accounting estimates, the underlying judgments and uncertainties used to make them and the likelihood that materially different estimates would be reported under different conditions or using different assumptions is as follows:

Ship Accounting

Our most significant assets are our ships, including ship improvements and ships under construction, which represent 80% of our total assets at November 30, 2017. We make several critical accounting estimates with respect to our ship accounting. First, in order to compute our ships’ depreciation expense, which represented 11% of our cruise costs and expenses in 2017, we have to estimate the useful life of each of our ships as well as their residual values. Secondly, we account for ship improvement costs by capitalizing those costs we believe add value to our ships and have a useful life greater than one year and depreciate those improvements over its estimated remaining useful life. The costs of repairs and maintenance, including minor improvement costs and dry-dock expenses, are charged to expense as incurred. When we record the retirement of a ship component included within the ship’s cost basis, we may have to estimate the net book value of the asset being retired in order to remove it from the ship’s cost basis.

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

If materially different conditions existed, or if we materially changed our assumptions of ship useful lives and residual values, our depreciation expense, loss on retirement of ship components and net book value of our ships would be materially different. In addition, if we change our assumptions in making our determinations as to whether improvements to a ship add value, the amounts we expense each year as repair and maintenance expense could increase, which would be partially offset by a decrease in depreciation expense, resulting from a reduction in capitalized costs. Our 2017 ship depreciation expense would have increased by approximately $41 million assuming we had reduced our estimated 30-year ship useful life estimate by one year at the time we took delivery or acquired each of our ships. In addition, our 2017 ship depreciation expense would have increased by approximately $215 million assuming we had estimated our ships to have no residual value at the time of their delivery or acquisition.

We believe that the estimates we made for ship accounting purposes are reasonable and our methods are consistently applied in all material respects and result in depreciation expense that is based on a rational and systematic method to equitably allocate the costs of our ships to the periods during which we use them. In addition, we believe that the estimates we made are reasonable. We applied our methods consistently in determining (1) the useful life and residual values of our ships, including ship improvements; (2) which improvement costs add value to our ships and (3) the net book value of ship component assets being retired. Finally, we believe our critical ship accounting estimates are generally comparable with those of other major cruise companies.

Asset Impairments

Impairment reviews of our cruise ships, goodwill and trademarks require us to make significant estimates to determine the fair values of these assets and reporting units.

For our cruise ships, we perform our impairment reviews, if required, at the individual cruise ship level, which is the lowest level for which we have identifiable cash flows independent of the cash flows of other assets and liabilities. See Note 10 – “Fair Value Measurements, Derivative Instruments and Hedging Activities and Financial Risk” in the consolidated financial statements for a discussion of ship impairment charges recorded in 2017.

The determination of ship fair value includes numerous assumptions that are subject to various risks and uncertainties, unless a comparable, viable actively-traded market exists, which is usually not the case for cruise ships, cruise brands and trademarks. Our ships’ fair values are typically estimated based either on ship sales price negotiations or discounted future cash flows. The principal assumptions used to calculate our discounted future cash flows include forecasted future operating results over the expected period. We believe the ships, including their estimated residual values, will have economic benefit to us.

As of July 31, 2017, we performed our annual goodwill and trademark impairment reviews. See Note 10 - “Fair Value Measurements, Derivative Instruments and Hedging Activities and Financial Risk” in the consolidated financial statements for additional discussion of our goodwill and trademark impairment charges recorded in 2017.

The determination of our reporting unit goodwill and trademark fair values includes numerous assumptions that are subject to various risks and uncertainties. The principal assumptions, all of which are considered Level 3 inputs, used in our cash flow analyses consisted of:

•	Forecasted operating results, including net revenue yields and net cruise costs including fuel prices

•
Capacity changes and the expected rotation of vessels into or out of each of these cruise brands, including decisions about the allocation of new ships amongst brands, the transfer of ships between brands and the timing of ship dispositions

•	Weighted-average cost of capital of market participants, adjusted for the risk attributable to the geographic regions in which these cruise brands operate

•	Capital expenditures, proceeds from forecasted dispositions of ships and terminal values

We believe that we have made reasonable estimates and judgments. Changes in the conditions or circumstances may result in a need to recognize an additional impairment charge.

Contingencies

We periodically assess the potential liabilities related to any lawsuits or claims brought against us, as well as for other known unasserted claims, including environmental, legal, regulatory, guest and crew and tax matters. In addition, we periodically assess the recoverability of our trade and other receivables and our charter-hire and other counterparty credit exposures, by financial and other institutions with which we conduct significant business. Our credit exposure also includes contingent obligations related to our guests’ cash payments received directly by travel agents and tour operators in Australia and Europe. In most of Europe, we are obligated to honor our guests’ cruise payments made to their travel agents and tour operators regardless of whether we have received these payments. While it is typically very difficult to determine the timing and ultimate outcome of these matters, we use our best judgment to determine if it is probable, or more likely than not (“MLTN”) for income tax matters, that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable or MLTN loss, if any, can be made. In assessing probable losses, we make estimates of the amount of probable insurance recoveries, if any, which are recorded as assets where appropriate. We accrue a liability and establish a reserve when we believe a loss is probable or MLTN for income tax matters, and the amount of the loss can be reasonably estimated in accordance with U.S. GAAP. Such accruals and reserves are typically based on developments to date, management’s estimates of the outcomes of these matters, our experience in contesting, litigating and settling other similar non-income tax matters, historical claims experience, actuarially determined estimates of liabilities and any related insurance coverages.

Given the inherent uncertainty related to the eventual outcome of these matters and potential insurance recoveries, it is possible that all or some of these matters may be resolved for amounts materially different from any provisions or disclosures that we may have made. In addition, as new information becomes available, we may need to reassess the amount of asset or liability that needs to be accrued related to our contingencies. All such changes in our estimates could materially impact our results of operations and financial position.

Results of Operations

We earn substantially all of our cruise revenues from the following:

•
Sales of passenger cruise tickets and, in some cases, the sale of air and other transportation to and from airports near our ships’ home ports and cancellation fees. We also collect fees, taxes and other charges from our guests

•	The cruise ticket price typically includes the following:

•	Accommodations

•	Most meals, including snacks at numerous venues

•	Access to amenities such as swimming pools, water slides, water parks, whirlpools, a health club and sun decks

•	Supervised youth programs

•	Entertainment, such as theatrical and comedy shows, live music and nightclubs

•	Visits to multiple destinations

•	Sales of goods and services not included in the cruise ticket price are generally the following:

• Substantially all liquor and some non-alcoholic beverage sales	• Internet and communication services
• Casino gaming	• Full service spas
• Shore excursions	• Specialty restaurants
• Gift shop sales	• Art sales
• Photo sales	• Laundry and dry cleaning services

These goods and services are provided either directly by us or by independent concessionaires, from which we receive either a percentage of their revenues or a fee.

We incur cruise operating costs and expenses for the following:

•
The costs of passenger cruise bookings, which represent costs that are directly associated with passenger cruise ticket revenues, and include travel agent commissions, cost of air and other transportation and credit and debit card fees

•
Onboard and other cruise costs, which represent costs that are directly associated with onboard and other revenues, and include the costs of liquor and some non-alcoholic beverages, costs of tangible goods sold by us in our gift shops and from our photo packages, communication costs, costs of cruise vacation protection programs, costs of pre- and post-cruise land packages and credit and debit card fees

•	Fuel costs, which include fuel delivery costs

•
Payroll and related costs, which represent all costs related to our shipboard personnel, including bridge and engineering officers and crew and hotel and administrative employees, while costs associated with our shoreside personnel are included in selling and administrative expenses

•	Food costs, which include both our guest and crew food costs

•
Other ship operating expenses, which include port costs that do not vary with guest head counts; repairs and maintenance, including minor improvements and dry-dock expenses; hotel costs; entertainment; gains and losses on ship sales; ship impairments; freight and logistics; insurance premiums and all other ship operating expenses

Concession revenues do not have significant associated expenses because the costs and services incurred for concession revenues are borne by our concessionaires.

Statistical Information

	Years Ended November 30,
	2017	2016	2015
ALBDs (in thousands) (a) (b)	82,303	80,002	77,307
Occupancy percentage (c)	105.9%	105.9%	104.8%
Passengers carried (in thousands)	12,130	11,520	10,840
Fuel consumption in metric tons (in thousands)	3,286	3,233	3,181
Fuel consumption in metric tons per thousand ALBDs	39.9	40.4	41.2
Fuel cost per metric ton consumed	$378	$283	$393
Currencies (USD to 1)
AUD	$0.77	$0.74	$0.76
CAD	$0.77	$0.75	$0.79
EUR	$1.12	$1.11	$1.12
GBP	$1.28	$1.37	$1.54
RMB	$0.15	$0.15	$0.16

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

(b)	In 2017 compared to 2016, we had a 2.9% capacity increase in ALBDs comprised of a 3.2% capacity increase in our North America segment and a 2.4% capacity increase in our EAA segment.

Our North America segment’s capacity increase was caused by:

•	Full period impact from one Seabourn 600-passenger capacity ship that entered into service in December 2016

•	Partial period impact from one Holland America Line 2,650-passenger capacity ship that entered into service in April 2016

•	Partial period impact from one Carnival Cruise Line 3,930-passenger capacity ship that entered into service in May 2016

•	Partial period impact from one Princess Cruises 3,560-passenger capacity ship that entered into service in April 2017

These increases were offset by the partial period impact from the transfer of one Princess Cruises 2,000-passenger capacity ship to P&O Cruises (Australia) in May 2017.

Our EAA segment’s capacity increase was caused by:

•	Partial period impact from one AIDA 3,290-passenger capacity ship that entered into service in April 2016

•	Partial period impact from one AIDA 3,290-passenger capacity ship that entered into service in June 2017

•	Partial period impact from the transfer of one Princess Cruises 2,000-passenger capacity ship to P&O Cruises (Australia) that entered into service in July 2017

These increases were partially offset by the partial period impact from one P&O Cruises (Australia) 1,550-passenger capacity ship removed from service in April 2017.

In 2016 compared to 2015, we had a 3.5% capacity increase in ALBDs comprised of a 7.5% capacity increase in our EAA segment and a slight capacity increase in our North America segment.

Our North America segment’s slight capacity increase was caused by:

•	Partial period impact from one Carnival Cruise Line 3,930-passenger capacity ship delivered in May 2016

•	Partial period impact from one Holland America Line 2,650-passenger capacity ship delivered in April 2016

These increases were partially offset by the full period impact from the transfer of two Holland America Line 1,260-passenger capacity ships to P&O Cruises (Australia) in 2015.

Our EAA segment’s capacity increase was caused by:

•	Full period impact from the transfer of two Holland America Line 1,260-passenger capacity ships to P&O Cruises
(Australia) in 2015

•	Partial period impact from one P&O Cruises (UK) 3,650-passenger capacity ship delivered in 2015

•	Partial period impact from one AIDA 3,290-passenger capacity ship delivered in April 2016

•	Fewer ship dry-dock days in 2016 compared to 2015

(c)    In accordance with cruise industry practice, occupancy is calculated using a denominator of ALBDs, which assumes two passengers per cabin even though some cabins can accommodate three or more passengers. Percentages in excess of 100%
indicate that on average more than two passengers occupied some cabins.

2017 Compared to 2016

Revenues

Consolidated

Cruise passenger ticket revenues made up 74% of our 2017 total revenues. Cruise passenger ticket revenues increased by $854 million, or 7.1%, to $12.9 billion in 2017 from $12.1 billion in 2016.

This increase was caused by:

•	$517 million - increase in cruise ticket revenues, driven primarily by price improvements in our Caribbean, European and Alaska programs, partially offset by decrease in our China programs

•	$348 million - 2.9% capacity increase in ALBDs

•	$55 million - increase in other passenger revenue

These increases were partially offset by:

•	$54 million - foreign currency translational impact from a stronger U.S. dollar against the functional currencies of our foreign operations (“foreign currency translational impact”)

•	$20 million - decrease in air transportation revenues

The remaining 26% of 2017 total revenues were substantially all comprised of onboard and other cruise revenues, which increased by $262 million, or 6.4%, to $4.3 billion in 2017 from $4.1 billion in 2016.

This increase was driven by:
•$124 million - higher onboard spending by our guests

•	$117 million - 2.9% capacity increase in ALBDs

Concession revenues, which are included in onboard and other revenues, increased by $18 million, or 1.8%, to $1.1 billion in 2017 from $1.0 billion in 2016.

North America Segment

Cruise passenger ticket revenues made up 72% of our North America segment’s 2017 total revenues. Cruise passenger ticket revenues increased by $658 million, or 9.0% to $8.0 billion in 2017 from $7.3 billion in 2016.

This increase was caused by:

•	$369 million - increase in cruise ticket revenues, driven primarily by price improvements in Caribbean, European and Alaska programs, partially offset by decrease in our China programs

•	$232 million - 3.2% capacity increase in ALBDs

•	$32 million - increase in occupancy

•	$28 million - increase in other passenger revenue

The remaining 28% of our North America segment’s 2017 total revenues were comprised of onboard and other cruise revenues, which increased by $208 million, or 7.4%, to $3.0 billion in 2017 from $2.8 billion in 2016.

The increase was driven by:
•$89 million - 3.2% capacity increase in ALBDs

•	$88 million - higher onboard spending by our guests

Concession revenues, which are included in onboard and other revenues, increased by $21 million, or 3.0%, to $722 million in 2017 from $701 million in 2016.

EAA Segment

Cruise passenger ticket revenues made up 81% of our EAA segment’s 2017 total revenues. Cruise passenger ticket revenues increased by $186 million, or 3.9%, to $5.0 billion in 2017 from $4.8 billion 2016.

This increase was caused by:

•	$141 million - increase in cruise ticket revenues, driven primarily by price improvements in the European programs, partially offset by decrease in the China programs

•	$117 million - 2.4% capacity increase in ALBDs

These increases were partially offset by:

•	$54 million - foreign currency translational impact

•	$25 million - decrease in occupancy

The remaining 19% of our EAA segment’s 2017 total revenues were comprised of onboard and other cruise revenues, which increased by $65 million, or 6.0%, to $1.2 billion in 2017 from $1.1 billion in 2016.

The increase was caused by:
•$47 million - higher onboard spending by our guests
•$26 million - 2.4% capacity increase in ALBDs

Concession revenues, which are included in onboard and other revenues, decreased by $2 million, or 0.6%, to $330 million in 2017 from $332 million in 2016.

Costs and Expenses

Consolidated

Operating costs and expenses increased by $1.1 billion or 12%, to $10.5 billion in 2017 from $9.4 billion in 2016.

This increase was caused by:
•$314 million - higher fuel prices
•$304 million - impairment of ships, resulting primarily from our decision to strategically realign our business in Australia
•$265 million - 2.9% capacity increase in ALBDs

•	$68 million - higher cruise payroll and related expenses

•	$67 million - higher port expenses

•	$65 million - higher commissions, transportation and other expenses

•	$64 million - higher dry-dock expenses and repair and maintenance expenses

These increases were partially offset by foreign currency translational impact, which accounted for $34 million.

Selling and administrative expenses increased by $68 million, or 3.1%, to $2.3 billion in 2017 from $2.2 billion in 2016.

Depreciation and amortization expenses increased by $108 million, or 6.2%, to $1.8 billion in 2017 from $1.7 billion in 2016.

Goodwill and trademark impairment charges of $89 million include a goodwill impairment charge of $38 million and a trademark impairment charge of $50 million during the third quarter of 2017, resulting from our decision to strategically realign our business in Australia.

North America Segment

Operating costs and expenses increased by $550 million, or 9.8%, to $6.2 billion in 2017 from $5.6 billion in 2016.

This increase was driven by:

•	$196 million - higher fuel prices

•	$179 million - 3.2% capacity increase in ALBDs

•	$76 million - higher commissions, transportation and other expenses

•	$41 million - higher port expenses

•	$37 million - higher cruise payroll and related expenses

Selling and administrative expenses increased by $64 million, or 5.2%, to $1.3 billion in 2017 from $1.2 billion in 2016.

Depreciation and amortization expenses increased by $80 million, or 7.6%, to $1.1 billion in 2017 from $1.1 billion in 2016.

EAA Segment

Operating costs and expenses increased by $558 million, or 16%, to $4.1 billion in 2017 from $3.5 billion in 2016.

This increase was caused by:
•$304 million - impairment of ships, resulting primarily from our decision to strategically realign our business in Australia
•$118 million - higher fuel prices

•	$86 million - 2.4% capacity increase in ALBDs

•	$56 million - higher dry-dock expenses and repair and maintenance expenses

•	$26 million - higher port expenses

•	$26 million - higher cruise payroll and related expenses

These increases were partially offset by:

•	$34 million - foreign currency translational impact

•	$20 million - decrease in air transportation costs

Selling and administrative expenses increased by $29 million, or 4.2%, to $720 million in 2017 from $691 million in 2016.

Depreciation and amortization expenses increased by $21 million, or 3.5%, to $620 million in 2017 from $599 million in 2016.

Goodwill and trademark impairment charges of $89 million include a goodwill impairment charge of $38 million and a trademark impairment charge of $50 million during the third quarter of 2017, resulting from our decision to strategically realign our business in Australia.

Operating Income

Our consolidated operating income decreased by $262 million, or 8.5%, to $2.8 billion in 2017 from $3.1 billion in 2016. Our North America segment’s operating income increased by $171 million, or 7.8%, to $2.4 billion in 2017 from $2.2 billion in 2016, and our EAA segment’s operating income decreased by $444 million, or 41%, to $0.6 billion in 2017 from $1.1 billion in 2016. These changes were primarily due to the reasons discussed above.

Nonoperating Income (Expense)

	Years Ended November 30,
(in millions)	2017	2016
Unrealized gains on fuel derivatives	$227	$236
Realized losses on fuel derivatives, net	(192)	(283)
Gains (losses) on fuel derivatives, net	$35	$(47)

Key Performance Non-GAAP Financial Indicators

Non-GAAP Financial Measures

We use net cruise revenues per ALBD (“net revenue yields”), net cruise costs excluding fuel per ALBD, adjusted net income and adjusted earnings per share as non-GAAP financial measures of our cruise segments’ and the company’s financial performance. These non-GAAP financial measures are provided along with U.S. GAAP gross cruise revenues per ALBD (“gross revenue yields”), gross cruise costs per ALBD and U.S. GAAP net income and U.S. GAAP earnings per share.

We believe that gains and losses on ship sales, impairment charges, restructuring and certain other expenses are not part of our core operating business and, therefore, are not an indication of our future earnings performance. As such, we exclude these items from non-GAAP measures. Net revenue yields and net cruise costs excluding fuel per ALBD enable us to separate the impact of predictable capacity or ALBD changes from price and other changes that affect our business. We believe these non-GAAP measures provide useful information to investors and expanded insight to measure our revenue and cost performance as a supplement to our U.S. GAAP consolidated financial statements.

The presentation of our non-GAAP financial information is not intended to be considered in isolation from, as substitute for, or superior to the financial information prepared in accordance with U.S. GAAP. It is possible that our non-GAAP financial measures may not be exactly comparable to the like-kind information presented by other companies, which is a potential risk associated with using these measures to compare us to other companies.
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

Net cruise costs excluding fuel per ALBD is the measure we use to monitor our ability to control our cruise segments’ costs rather than gross cruise costs per ALBD. We exclude the same variable costs that are included in the calculation of net cruise revenues as well as fuel expense to calculate net cruise costs without fuel to avoid duplicating these variable costs in our non-GAAP financial measures. Substantially all of our net cruise costs excluding fuel are largely fixed, except for the impact of changing prices once the number of ALBDs has been determined.

We have not provided a reconciliation of forecasted gross cruise revenues to forecasted net cruise revenues or forecasted gross cruise costs to forecasted net cruise costs without fuel or forecasted U.S. GAAP net income to forecasted adjusted net income or forecasted U.S. GAAP earnings per share to forecasted adjusted earnings per share because preparation of meaningful U.S. GAAP forecasts of gross cruise revenues, gross cruise costs, net income and earnings per share would require unreasonable effort. We are unable to predict, without unreasonable effort, the future movement of foreign exchange rates and fuel prices. While we forecast realized gains and losses on fuel derivatives by applying current Brent prices to the derivatives that settle in the forecast period, we do not forecast the impact of unrealized gains and losses on fuel derivatives because we do not believe they are an indication of our future earnings performance. We are unable to determine the future impact of gains or losses on ships sales, restructuring expenses and other non-core gains and charges.
Non-GAAP Constant Dollar and Constant Currency

Our EAA segment and Cruise Support segment operations utilize the euro, sterling and Australian dollar as their functional currencies to measure their results and financial condition. This subjects us to foreign currency translational risk. Our North America, EAA and Cruise Support segment operations also have revenues and expenses that are in a currency other than their functional currency. This subjects us to foreign currency transactional risk.

We report net revenue yields, net passenger ticket revenue yields, net onboard and other revenue yields and net cruise costs excluding fuel per ALBD on a “constant dollar” and “constant currency” basis assuming the 2017 and 2016 periods’ currency exchange rates have remained constant with the 2016 and 2015 periods’ rates, respectively. These metrics facilitate a comparative view for the changes in our business in an environment with fluctuating exchange rates.

Constant dollar reporting removes only the impact of changes in exchange rates on the translation of our EAA segment and Cruise Support segment operations.

Constant currency reporting removes the impact of changes in exchange rates on the translation of our EAA segment and Cruise Support segment operations (as in constant dollar) plus the transactional impact of changes in exchange rates from revenues and expenses that are denominated in a currency other than the functional currency for our North America, EAA and Cruise Support segments.

Examples:

•
The translation of our EAA segment operations to our U.S. dollar reporting currency results in decreases in reported U.S. dollar revenues and expenses if the U.S. dollar strengthens against these foreign currencies and increases in reported U.S. dollar revenues and expenses if the U.S. dollar weakens against these foreign currencies.

•
Our North America segment operations have a U.S. dollar functional currency but also have revenue and expense transactions in currencies other than the U.S. dollar. If the U.S. dollar strengthens against these other currencies, it reduces the U.S. dollar revenues and expenses. If the U.S. dollar weakens against these other currencies, it increases the U.S. dollar revenues and expenses.

•
Our EAA segment operations have euro, sterling and Australian dollar functional currencies but also have revenue and expense transactions in currencies other than their functional currency. If their functional currency strengthens against these other currencies, it reduces the functional currency revenues and expenses. If the functional currency weakens against these other currencies, it increases the functional currency revenues and expenses.

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

We believe that gains and losses on ship sales, impairment charges, restructuring expenses and other non-core gains and charges are not part of our core operating business and are not an indication of our future earnings performance. Therefore, we believe it is more meaningful for gains and losses on ship sales, impairment charges, restructuring expenses and other non-core gains and charges to be excluded from our net income and earnings per share and, accordingly, we present adjusted net income and adjusted earnings per share excluding these items.

Consolidated gross and net revenue yields were computed by dividing the gross and net cruise revenues by ALBDs as follows:

	Years Ended November 30,
(in millions, except yields)	2017	2017 Constant Dollar	2016	2016 Constant Dollar	2015
Passenger ticket revenues	$12,944	$12,998	$12,090	$12,305	$11,601
Onboard and other revenues	4,330	4,338	4,068	4,114	3,887
Gross cruise revenues	17,274	17,336	16,158	16,419	15,488
Less cruise costs
Commissions, transportation and other	(2,359)	(2,371)	(2,240)	(2,280)	(2,161)
Onboard and other	(587)	(589)	(553)	(560)	(526)
	(2,946)	(2,960)	(2,793)	(2,840)	(2,687)
Net passenger ticket revenues	10,585	10,627	9,850	10,025	9,440
Net onboard and other revenues	3,744	3,749	3,515	3,554	3,361
Net cruise revenues	$14,329	$14,376	$13,365	$13,579	$12,801
ALBDs	82,302,887	82,302,887	80,002,092	80,002,092	77,307,323

Gross revenue yields	$209.88	$210.63	$201.97	$205.23	$200.34
% increase	3.9%	4.3%	0.8%	2.4%
Net revenue yields	$174.10	$174.67	$167.06	$169.74	$165.58
% increase	4.2%	4.6%	0.9%	2.5%
Net passenger ticket revenue yields	$128.62	$129.12	$123.11	$125.31	$122.11
% increase	4.5%	4.9%	0.8%	2.6%
Net onboard and other revenue yields	$45.48	$45.55	$43.95	$44.43	$43.48
% increase	3.5%	3.6%	1.1%	2.2%

	Years Ended November 30,
(in millions, except yields)	2017	2017 Constant Currency	2016	2016 Constant Currency	2015
Net passenger ticket revenues	$10,585	$10,632	$9,850	$10,210	$9,440
Net onboard and other revenues	3,744	3,741	3,515	3,557	3,361
Net cruise revenues	$14,329	$14,373	$13,365	$13,767	$12,801

ALBDs	82,302,887	82,302,887	80,002,092	80,002,092	77,307,323

Net revenue yields	$174.10	$174.63	$167.06	$172.08	$165.58
% increase	4.2%	4.5%	0.9%	3.9%
Net passenger ticket revenue yields	$128.62	$129.18	$123.11	$127.62	$122.11
% increase	4.5%	4.9%	0.8%	4.5%
Net onboard and other revenue yields	$45.48	$45.45	$43.95	$44.46	$43.48
% increase	3.5%	3.4%	1.1%	2.3%

Consolidated gross and net cruise costs and net cruise costs excluding fuel per ALBD were computed by dividing the gross and net cruise costs and net cruise costs excluding fuel by ALBDs as follows:

	Years Ended November 30,
(in millions, except costs per ALBD)	2017	2017 Constant Dollar	2016	2016 Constant Dollar	2015
Cruise operating expenses	$10,338	$10,372	$9,231	$9,366	$9,292
Cruise selling and administrative expenses	2,250	2,259	2,188	2,216	2,058
Gross cruise costs	12,588	12,631	11,419	11,582	11,350
Less cruise costs included above
Commissions, transportation and other	(2,359)	(2,371)	(2,240)	(2,280)	(2,161)
Onboard and other	(587)	(589)	(553)	(560)	(526)
(Losses) gains on ship sales and impairments	(298)	(288)	2	2	8
Restructuring expenses	(3)	(3)	(2)	(2)	(25)
Other	—	—	(41)	(41)	—
Net cruise costs	9,341	9,380	8,585	8,701	8,646
Less fuel	(1,244)	(1,244)	(915)	(915)	(1,249)
Net cruise costs excluding fuel	$8,097	$8,136	$7,670	$7,786	$7,397
ALBDs	82,302,887	82,302,887	80,002,092	80,002,092	77,307,323

Gross cruise costs per ALBD	$152.94	$153.46	$142.73	$144.78	$146.81
% increase	7.2%	7.5%	(2.8)%	(1.4)%
Net cruise costs excluding fuel per ALBD	$98.37	$98.84	$95.87	$97.34	$95.68
% increase	2.6%	3.1%	0.2%	1.7%

	Years Ended November 30,
(in millions, except costs per ALBD)	2017	2017 Constant Currency	2016	2016 Constant Currency	2015
Net cruise costs excluding fuel	$8,097	$8,108	$7,670	$7,777	$7,397
ALBDs	82,302,887	82,302,887	80,002,092	80,002,092	77,307,323

Net cruise costs excluding fuel per ALBD	$98.37	$98.51	$95.87	$97.21	$95.68
% increase	2.6%	2.7%	0.2%	1.6%

	Years Ended November 30,
(in millions, except per share data)	2017	2016	2015
Net income
U.S. GAAP net income	$2,606	$2,779	$1,757
Unrealized (gains) losses on fuel derivatives, net	(227)	(236)	332
Losses (gains) on ship sales and impairments	387	(2)	(8)
Restructuring expenses	3	2	25
Other	—	37	—
Adjusted net income	$2,770	$2,580	$2,106
Weighted-average shares outstanding	725	747	779

Earnings per share
U.S. GAAP earnings per share	$3.59	$3.72	$2.26
Unrealized (gains) losses on fuel derivatives, net	(0.31)	(0.32)	0.42
Losses (gains) on ship sales and impairments	0.53	—	(0.01)
Restructuring expenses	—	—	0.03
Other	—	0.05	—
Adjusted earnings per share	$3.82	$3.45	$2.70

Net cruise revenues increased by $964 million, or 7.2%, to $14.3 billion in 2017 from $13.4 billion in 2016.

The increase was caused by:
• $626 million - 4.5% increase in constant currency net revenue yields

•	$381 million - 2.9% capacity increase in ALBDs

These increases were partially offset by foreign currency impacts (including both foreign currency translational and transactional impacts), which accounted for $44 million.

The 4.5% increase in net revenue yields on a constant currency basis was due to a 4.9% increase in net passenger ticket revenue yields and a 3.4% increase in net onboard and other revenue yields.

The 4.9% increase in net passenger ticket revenue yields was driven primarily by price improvements in our Caribbean, European and Alaska programs for our North America segment and European programs for our EAA segment, partially offset by decreases in our China programs. This 4.9% increase in net passenger ticket revenue yields was comprised of a 5.7% increase from our North America segment and a 3.3% increase from our EAA segment.

The 3.4% increase in net onboard and other revenue yields was caused by similar increases in our North America and EAA segments.
Gross cruise revenues increased by $1.1 billion, or 6.9%, to $17.3 billion in 2017 from $16.2 billion in 2016 for largely the same reasons as discussed above.

Net cruise costs excluding fuel increased by $427 million, or 5.6%, to $8.1 billion in 2017 from $7.7 billion in 2016.

The increase was caused by:
• $222 million - 2.9% capacity increase in ALBDs
• $216 million - 2.7% increase in constant currency net cruise costs excluding fuel

These increases were partially offset by:
• $12 million - foreign currency impacts (including both foreign currency translational and transactional impacts)

Fuel costs increased by $329 million, or 36%, to $1,244 million in 2017 from $915 million in 2016. This was driven by higher fuel prices, which accounted for $313 million.

Gross cruise costs increased, by $1.2 billion, or 10%, to $12.6 billion in 2017 from $11.4 billion in 2016 for largely the same reasons as discussed above and the impairment of ships, which accounted for $304 million.

2016 Compared to 2015

Revenues

Consolidated

Cruise passenger ticket revenues made up 74% of our 2016 total revenues. Cruise passenger ticket revenues increased by $489 million, or 4.2%, to $12.1 billion in 2016 from $11.6 billion in 2015.

This increase was caused by:

•	$404 million - 3.5% capacity increase in ALBDs

•
$138 million - an accounting reclassification in our EAA segment, which has no impact on our operating income as the increase in passenger revenues is fully offset by an increase in operating expenses (“accounting reclassification”)

•	$114 million - slight increase in occupancy

•
$40 million - increase in cruise ticket revenue, driven primarily by price improvements in Caribbean and Alaskan programs for our North America segment and Mediterranean and North European programs for our EAA segment, partially offset by net unfavorable foreign currency transactional impacts

These increases were partially offset by foreign currency translational impact, which accounted for $215 million.

The remaining 26% of 2016 total revenues were substantially all comprised of onboard and other cruise revenues, which increased by
$181 million, or 4.7%, to $4.1 billion in 2016 from $3.9 billion in 2015.

This increase was caused by:

•	$135 million - 3.5% capacity increase in ALBDs

•	$55 million - higher onboard spending by our guests

•	$38 million - slight increase in occupancy

These increases were partially offset by foreign currency translational impact, which accounted for $46 million.

Onboard and other revenues included concession revenues that decreased by $43 million, or 4.0%, to $1.0 billion in 2016 from $1.1 billion in 2015.

North America Segment

Cruise passenger ticket revenues made up 72% of our North America segment's 2016 total revenues. Cruise passenger ticket revenues increased by $289 million, or 4.1% to $7.3 billion in 2016 from $7.0 billion in 2015.

This increase was substantially due to:

•	$92 million - net increase in cruise ticket revenue, driven primarily by price improvements in Caribbean and Alaskan programs, partially offset by unfavorable foreign currency transactional impacts

•	$67 million - slight capacity increase in ALBDs

•	$58 million - increase in air transportation revenues from guests who purchased their tickets from us

•	$53 million - slight increase in occupancy

The remaining 28% of our North America segment's 2016 total revenues were comprised of onboard and other cruise revenues, which increased by $100 million, or 3.7%, to $2.8 billion in 2016 from $2.7 billion in 2015.

This increase was substantially due to:

•	$52 million - higher onboard spending by our guests

•	$26 million - slight capacity increase in ALBDs

•	$21 million - slight increase in occupancy

Onboard and other revenues included concession revenues that decreased by $46 million, or 6.1%, to $701 million in 2016 from $747 million in 2015.

EAA Segment

Cruise passenger ticket revenues made up 82% of our EAA segment's 2016 total revenues. Cruise passenger ticket revenues increased by $214 million, or 4.6%, to $4.8 billion in 2016 from $4.6 billion in 2015.

This increase was caused by:

•	$344 million - 7.5% capacity increase in ALBDs

•	$138 million - the accounting reclassification

•	$69 million - 1.5 percentage point increase in occupancy

These increases were partially offset by:

•	$215 million - foreign currency translational impact

•	$66 million - decrease in air transportation revenues from guests who purchased their tickets from us

•	$59 million - decrease in cruise ticket revenue, driven by unfavorable foreign currency transactional impacts

The remaining 18% of our EAA segment's 2016 total revenues were comprised of onboard and other cruise revenues, which increased by $56 million, or 5.4%, to $1.1 billion in 2016 from $1.0 billion in 2015. The increase was caused by a 7.5% capacity increase in ALBDs, which accounted for $77 million, partially offset by foreign currency translational impact, which accounted for $46 million.

Onboard and other revenues included concession revenues that slightly increased to $332 million in 2016 from $329 million in 2015.

Costs and Expenses

Consolidated

Operating costs and expenses decreased slightly by $64 million and remained at $9.4 billion in 2016 and 2015.

This decrease was caused by:

•	$377 million - lower fuel prices of $354 million and improved fuel consumption of $23 million

•	$136 million - foreign currency translational impact

•	$57 million - lower dry-dock expenses

These decreases were partially offset by:

•	$324 million - 3.5% capacity increase in ALBDs

•	$138 million - the accounting reclassification

•	$36 million - slight increase in occupancy

Selling and administrative expenses increased by $130 million, or 6.3%, to $2.2 billion in 2016 from $2.1 billion in 2015.

This increase was caused by:

•	$72 million - 3.5% capacity increase in ALBDs

•	$46 million - various selling and administrative initiatives

•	$40 million - litigation settlements

These increases were partially offset by foreign currency translational impact, which accounted for $28 million.

Depreciation and amortization expenses increased by $112 million, or 6.9%, to $1.7 billion in 2016 from $1.6 billion in 2015. This increase was due to changes in capacity and improvements to existing ships and shoreside assets.

Total costs and expenses as a percentage of revenues decreased to 81% in 2016 from 84% in 2015. The three percentage point decrease in our total costs and expenses as a percentage of revenues was driven by lower fuel prices in 2016 compared to 2015.

North America Segment

Operating costs and expenses decreased by $152 million, or 2.6%, to $5.6 billion in 2016 from $5.8 billion in 2015.

This decrease was caused by:

•	$239 million - lower fuel prices of $221 million and improved fuel consumption of $18 million

•	$22 million - lower dry-dock expenses

These decreases were partially offset by:

•	$55 million - slight capacity increase in ALBDs

•	$53 million - higher air costs

•	$20 million - the nonrecurrence of a gain on a litigation settlement in 2015

Selling and administrative expenses increased by $80 million, or 7.0%, to $1.2 billion in 2016 from $1.1 billion in 2015. This was caused by various selling and administrative initiatives, which accounted for $69 million.

Depreciation and amortization expenses increased by $63 million, or 6.3%, to $1.1 billion in 2016 from $1.0 billion in 2015. This increase was due to changes in capacity and improvements to existing ships and shoreside assets.

Total costs and expenses as a percentage of revenues decreased to 78% in 2016 from 81% in 2015. The three percentage point decrease in our total costs and expenses as a percentage of revenues was driven by lower fuel prices in 2016 compared to 2015.

EAA Segment

Operating costs and expenses increased by $82 million, or 2.4%, to $3.5 billion in 2016 from $3.4 billion in 2015.

This increase was caused by:

•	$257 million - 7.5% capacity increase in ALBDs

•	$138 million - the accounting reclassification

•	$22 million - 1.5 percentage point decrease in occupancy

•	$21 million - higher ship port costs

These increases were partially offset by:

•	$136 million - foreign currency translational impact

•	$132 million - lower fuel prices

•	$67 million - higher air costs

•	$34 million - higher dry-dock expenses

Selling and administrative expenses slightly decreased by $4 million to $691 million in 2016 from $695 million in 2015.

Depreciation and amortization expenses increased by $38 million, or 6.8%, to $599 million in 2016 from $561 million in 2015.

This increase was caused by:

•	$42 million - 7.5% capacity increase in ALBDs

•	$22 million - improvements to existing ships and shoreside assets

These increases were partially offset by foreign currency translational impact, which accounted for $26 million.

Total costs and expenses as a percentage of revenues decreased to 82% in 2016 from 83% in 2015.

Operating Income

Our consolidated operating income increased by $497 million, or 19%, to $3.1 billion in 2016 from $2.6 billion in 2015. Our North America brands’ operating income increased by $398 million, or 22%, to $2.2 billion in 2016 from $1.8 billion in 2015, and our EAA brands’ operating income increased by $153 million, or 16%, to $1.1 billion in 2016 from $938 million in 2015. These changes were primarily due to the reasons discussed above.

Nonoperating Expense

Losses on fuel derivatives, net were comprised of the following (in millions):

	Years Ended November 30,
	2016	2015
Unrealized gains (losses) on fuel derivatives	$236	$(332)
Realized losses on fuel derivatives, net	(283)	(244)
Losses on fuel derivatives, net	$(47)	$(576)

Key Performance Non-GAAP Financial Indicators

Net cruise revenues increased by $564 million, or 4.4%, to $13.4 billion in 2016 from $12.8 billion in 2015.

The increase in net cruise revenues was caused by:

•	$446 million - 3.5% capacity increase in ALBDs

•	$519 million - 3.9% increase in constant currency net revenue yields

These increases were partially offset by foreign currency impacts, which accounted for $402 million.

The 3.9% increase in net revenue yields on a constant currency basis was due to a 4.5% increase in net passenger ticket revenue yields and a 2.3% increase in net onboard and other revenue yields.

The 4.5% increase in net passenger ticket revenue yields was driven primarily by improvements in our Alaskan and Caribbean programs for our North America segment and Mediterranean and North European programs for our EAA segment and 1.1 percentage points of this yield increase resulted from the accounting reclassification.

The 4.5% increase in net passenger ticket revenue yields was caused by a 5.4% increase from our North America segment and a 3.7% increase from our EAA segment.

The 2.3% increase in net onboard and other revenue yields was caused by a 2.8% increase from our North America segment and a 1.7% increase from our EAA segment.

Gross cruise revenues increased by $671 million, or 4.3%, to $16.2 billion in 2016 from $15.5 billion in 2015 for largely the same reasons as discussed above.

Net cruise costs excluding fuel increased by $274 million, or 3.7%, to $7.7 billion in 2016 from $7.4 billion in 2015.

The increase in net cruise costs excluding fuel was caused by a 3.5% capacity increase in ALBDs, which accounted for $258 million, partially offset by foreign currency impacts, which accounted for $107 million.

The 1.6% increase in constant currency net cruise costs excluding fuel per ALBD was principally due to higher repair and maintenance and dry-dock partially offset by a 1.5 percentage point increase that resulted from the accounting reclassification.

Fuel costs decreased by $334 million, or 27%, to $915 million in 2016 from $1.2 billion in 2015. This was caused by lower fuel prices, which accounted for $354 million and improved fuel consumption, which accounted for $23 million, partially offset by a 3.5% capacity increase in ALBDs, which accounted for $44 million.

Gross cruise costs slightly decreased by $69 million and remained at $11.4 billion in 2016 and 2015 for principally the same reasons as discussed above.

Liquidity, Financial Condition and Capital Resources

Our primary financial goals are to profitably grow our cruise business and increase our ROIC, reaching double digit returns, while maintaining a strong balance sheet and strong investment grade credit ratings. We define ROIC as the twelve-month adjusted earnings before interest divided by the monthly average of debt plus equity minus construction-in-progress. Our ability to generate significant operating cash flow allows us to internally fund our capital investments. We are committed to returning free cash flow to our shareholders in the form of dividends and/or share repurchases. As we continue to profitably grow our cruise business, we plan to increase our debt level in a manner consistent with maintaining our strong credit metrics. This will allow us to return both free cash flow and incremental debt proceeds to our shareholders in the form of dividends and/or share repurchases. Other objectives of our capital structure policy are to maintain a sufficient level of liquidity with our available cash and cash equivalents and committed financings for immediate and future liquidity needs, and a reasonable debt maturity profile.

Based on our historical results, projections and financial condition, we believe that our future operating cash flows and liquidity will be sufficient to fund all of our expected capital projects including shipbuilding commitments, ship improvements, debt service requirements, working capital needs and other firm commitments over the next several years. We believe that our ability to generate significant operating cash flows and our strong balance sheet as evidenced by our investment grade credit ratings provide us with the ability, in most financial credit market environments, to obtain debt financing.

We had a working capital deficit of $7.2 billion as of November 30, 2017 compared to a working capital deficit of $5.4 billion as of November 30, 2016. The increase in working capital deficit was mainly due to the increase in our net current portion of our borrowings and customer deposits and a decrease in cash and cash equivalents. We operate with a substantial working capital deficit. This deficit is mainly attributable to the fact that, under our business model, substantially all of our passenger ticket receipts are collected in advance of the applicable sailing date. These advance passenger receipts remain a current liability until the sailing date. The cash generated from these advance receipts is used interchangeably with cash on hand from other sources, such as our borrowings and other cash from operations. The cash received as advanced receipts can be used to fund operating expenses, pay down our debt, invest in long term investments or any other use of cash. Included within our working capital deficit are $4.0 billion and $3.5 billion of customer deposits as of November 30, 2017 and 2016, respectively. In addition, we have a relatively low-level of accounts receivable and limited investment in inventories. We generate substantial cash flows from operations and our business model has historically allowed us to maintain this working capital deficit and still meet our operating, investing and financing needs. We expect that we will continue to have working capital deficits in the future.

Sources and Uses of Cash

Operating Activities

Our business provided $5.3 billion of net cash from operations during 2017, an increase of $188 million, or 3.7%, compared to $5.1 billion in 2016. This increase was caused by an increase in our revenues less expenses settled in cash. During 2016, our business provided $5.1 billion of net cash from operations, an increase of $589 million, or 13%, compared to $4.5 billion in 2015. This increase was caused by more cash being provided from our operating results.

Investing Activities

During 2017, net cash used in investing activities was $3.1 billion. This was caused by:

•	Capital expenditures of $1.4 billion for our ongoing new shipbuilding program

•	Capital expenditures of $1.5 billion for ship improvements and replacements, information technology and buildings and improvements

•	Payments of $203 million of fuel derivative settlements

During 2016, net cash used in investing activities was $3.3 billion. This was caused by:

•	Capital expenditures of $1.9 billion for ongoing new shipbuilding program

•	Capital expenditures of $1.2 billion for ship improvements and replacements, information technology and buildings and improvements

•	Payments of $291 million of fuel derivative settlements

During 2015, net cash used in investing activities was $2.5 billion. This was caused by:

•	Capital expenditures of $981 million for our ongoing new shipbuilding program

•	Capital expenditures of $1.3 billion for ship improvements and replacements, information technology and buildings and improvements

•	Payments of $219 million of fuel derivative settlements

Financing Activities

During 2017, net cash used in financing activities of $2.5 billion was substantially due to the following:

•	Net repayments of short-term borrowings of $29 million in connection with our availability of, and needs for, cash at various times throughout the period

•	Repayments of $1.2 billion of long-term debt

•	Issuances of $100 million of long-term debt under a term loan

•	Proceeds of $367 million of long-term debt under an export credit facility

•	Payments of cash dividends of $1.1 billion

•	Purchases of $552 million of Carnival Corporation common stock and Carnival plc ordinary shares in open market transactions under our Repurchase Program

During 2016, net cash used in financing activities of $2.6 billion was substantially due to the following:

•	Net proceeds from short-term borrowings of $447 million in connection with our availability of, and needs for, cash at various times throughout the period

•	Repayments of $1.3 billion of long-term debt

•	Issuances of $555 million of euro-denominated publicly-traded notes, which net proceeds were used for general corporate purposes

•	Proceeds of $987 million of long-term debt

•	Payments of cash dividends of $977 million

•	Purchases of $2.3 billion of shares of Carnival Corporation common stock and $35 million of Carnival plc ordinary shares in open market transactions under our Repurchase Program

During 2015, net cash used in financing activities of $942 million was substantially due to the following:

•	Net repayments of short-term borrowings of $633 million in connection with our availability of, and needs for, cash at various times throughout the year

•	Repayments of $1.2 billion of long-term debt

•	Issuances of $1.3 billion of publicly-traded notes, which net proceeds were used for generally corporate purposes

•	Net proceeds of $697 million of long-term debt

•	Payments of cash dividends of $816 million

•	Purchases of $276 million of shares of Carnival Corporation common stock in open market transactions under our Repurchase Program

•	Purchases of $257 million and sales of $264 million of treasury stock under our Stock Swap program

Future Commitments and Funding Sources

	Payments Due by
(in millions)	2018	2019	2020	2021		2022	Thereafter	Total
Debt (a)	$2,381	$2,262	$1,445	$1,242		$1,107	$1,653	$10,090
Other long-term liabilities reflected on the balance sheet (b)	—	136	83	66		58	189	532
Shipbuilding	2,919	3,819	3,569	2,628		2,357	—	15,292
Operating leases	49	47	43	34		32	170	375
Port facilities and other	190	182	162	157	—	151	926	1,768
Purchase obligations	379	—	—	—		—	—	379
Total Contractual Cash Obligations	$5,918	$6,446	$5,302	$4,127		$3,705	$2,938	$28,436

(a)	Includes principal as well as interest payments.

(b)
Represents cash outflows for certain of our long-term liabilities which can be reasonably estimated. The primary outflows are for estimates of our compensation plans’ obligations, crew and guest claims and certain deferred income taxes. Customer deposits and certain other deferred income taxes have been excluded from the table because they do not require a cash settlement in the future.

Our total annual capital expenditures consist of ships under contract for construction and estimated improvements to existing ships and shoreside assets which are expected to be:

(in billions)	2018	2019	2020	2021	2022
Total annual capital expenditures	$4.5	$5.0	$4.8	$3.9	$3.6

The year-over-year percentage increases in our annual capacity are expected to result primarily from contracted new ships entering service and are currently expected to be:

	2018	2019	2020	2021	2022
Annual Capacity increase (a)	1.9%	5.5%	7.4%	7.5%	3.9%

(a)	These percentage increases include only contracted ship orders and dispositions.

Under a share repurchase program effective 2004, we are authorized to repurchase Carnival Corporation common stock and Carnival plc ordinary shares (the “Repurchase Program”). On April 6, 2017, the Boards of Directors approved a modification of the general authorization under the Repurchase Program, which replenished the remaining authorized repurchases at the time of the approval to $1.0 billion. The Repurchase Program does not have an expiration date and may be discontinued by our Boards of Directors at any time.

In addition to the Repurchase Program, we have programs that allow us to obtain an economic benefit when either Carnival Corporation common stock is trading at a premium to the price of Carnival plc ordinary shares or Carnival plc ordinary shares are trading at a premium to Carnival Corporation common stock (the “Stock Swap Programs”). For example:

•
In the event Carnival Corporation common stock trades at a premium to Carnival plc ordinary shares, we may elect to sell shares of Carnival Corporation common stock, at prevailing market prices in ordinary brokers’ transactions and repurchase an equivalent number of Carnival plc ordinary shares in the UK market.

•
In the event Carnival plc ordinary shares trade at a premium to Carnival Corporation common stock, we may elect to sell ordinary shares of Carnival plc, at prevailing market prices in ordinary brokers’ transactions and repurchase an equivalent number of shares of Carnival Corporation common stock in the U.S.

Any realized economic benefit under the Stock Swap Programs is used for general corporate purposes, which could include repurchasing additional stock under the Repurchase Program.

During 2017, there were no sales or repurchases under the Stock Swap Programs. During 2016, under the Stock Swap Programs, a subsidiary of Carnival Corporation sold 0.9 million of Carnival plc ordinary shares for net proceeds of $40 million. Substantially all of the net proceeds from these sales were used to purchase 0.9 million shares in 2016 of Carnival Corporation common stock. Any sales of Carnival Corporation common stock and Carnival plc ordinary shares have been or will be registered under the Securities Act of 1933.

At November 30, 2017, we had liquidity of $14.2 billion. Our liquidity consisted of $124 million of cash and cash equivalents, which excludes $271 million of cash used for current operations, $2.5 billion available for borrowing under our revolving credit facilities, net of our outstanding commercial paper borrowing, and $11.6 billion under our committed future financings, which are substantially all comprised of ship export credit facilities. These commitments are from numerous large and well-established banks and export credit agencies, which we believe will honor their contractual agreements with us.

(in millions)	2018	2019	2020	2021	2022
Availability of committed future financing at November 30, 2017	$2,075	$2,668	$3,015	$2,951	$928

At November 30, 2017, all of our revolving credit facilities are scheduled to mature in 2021, except for $300 million which matures in 2020.

Substantially all of our debt agreements contain financial covenants as described in the consolidated financial statements. At November 30, 2017, we were in compliance with our debt covenants. In addition, based on, among other things, our forecasted operating results, financial condition and cash flows, we expect to be in compliance with our debt covenants for the foreseeable future. Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables could become due, and all debt and derivative contracts could be terminated.

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

Quantitative and Qualitative Disclosures About Market Risk

For a discussion of our hedging strategies and market risks, see the discussion below and the consolidated financial statements.

Foreign Currency Exchange Rate Risks

Operational Currency Risks

We have foreign operations that have functional currencies other than the U.S. dollar, which result in foreign currency translational impacts. We execute transactions in a number of currencies other than their functional currencies, which result in foreign currency transactional impacts. Based on a 10% change in all currency exchange rates that were used in our December 19, 2017 guidance, we estimate that our adjusted diluted earnings per share December 19, 2017 guidance would change by the following:

•	$0.46 per share on an annualized basis for 2018

•	$0.02 per share for the first quarter of 2018

Investment Currency Risks

The foreign currency exchange rates were as follows:

	November 30,
USD to 1:	2017	2016
AUD	$0.76	$0.75
CAD	$0.78	$0.75
EUR	$1.18	$1.06
GBP	$1.33	$1.24
RMB	$0.15	$0.14

If the November 30, 2016 currency exchange rates had been used to translate our November 30, 2017 non-U.S. dollar functional currency operations’ assets and liabilities (instead of the November 30, 2017 U.S. dollar exchange rates), our total assets would have been lower by $1.4 billion and our total liabilities would have been lower by $699 million.

As of November 30, 2017, we have foreign currency swaps of $324 million which settle through September 2019. These foreign currency swaps are designated as hedges of our net investments in foreign operations, which have a euro-denominated functional currency, thus partially offsetting the foreign currency exchange rate risk. Based on a 10% change in the U.S. dollar to euro exchange rate as of November 30, 2017, we estimate that these foreign currency swaps’ fair values and offsetting change in U.S. dollar value of our net investments would change by $33 million.

Newbuild Currency Risks

At November 30, 2017, we have foreign currency zero cost collars that are designated as cash flow hedges for a portion of euro-denominated shipyard payments for the following newbuilds:

	Entered Into	Matures in	Weighted-Average Floor Rate	Weighted- Average Ceiling Rate
Carnival Horizon	2016	March 2018	$1.02	$1.25
Seabourn Ovation	2016	April 2018	$1.02	$1.25
Nieuw Statendam	2016	November 2018	$1.05	$1.25

If the spot rate is between the ceiling and floor rates on the date of maturity, then we would not owe or receive any payments under these collars. The volatility in the spot rates within the ceiling and floor rates will result in fluctuations in ship costs. At November 30, 2017, the estimated fair value of our outstanding foreign currency zero cost collars was a $11.6 million asset. Based on a 10% increase or decrease in the November 30, 2017 euro to U.S. dollar exchange rates, we estimate the fair value of our foreign currency zero cost collars’ liability would decrease $68.3 million or increase $10.3 million, respectively.

At November 30, 2017, our remaining newbuild currency exchange rate risk primarily relates to euro-denominated newbuild contract payments, which represent a total unhedged commitment of $6.8 billion and substantially all relates to newbuilds scheduled to be delivered 2019 through 2022 to non-euro functional currency brands. The functional currency cost of each of these ships will increase or decrease based on changes in the exchange rates until the unhedged payments are made under the shipbuilding contract. We may enter into additional foreign currency derivatives to mitigate some of this foreign currency exchange rate risk. Based on a 10% change in euro to U.S. dollar exchange rates as of November 30, 2017, the remaining unhedged cost of these ships would have a corresponding change of $680 million.

Interest Rate Risks

The composition of our debt, including the effect of foreign currency swaps and interest rate swaps, was as follows:

November 30, 2017
Fixed rate	28%
EUR fixed rate	38%
Floating rate	10%
EUR floating rate	20%
GBP floating rate	4%

At November 30, 2017, we had interest rate swaps that have effectively changed $479 million of EURIBOR-based floating rate euro debt to fixed rate euro debt. Based on a 10% change in the November 30, 2017 market interest rates, our annual interest expense on floating rate debt, including the effect of our interest rate swaps, would change by an insignificant amount. Substantially all of our fixed rate debt can only be called or prepaid by incurring additional costs.

Fuel Price Risks

Our exposure to market risk for changes in fuel prices substantially all relates to the consumption of fuel on our ships. We expect to consume approximately 3,315 million metric tons of fuel in 2018. Based on a 10% change in fuel prices versus the current spot price that was used to calculate fuel expense in our December 19, 2017 guidance, we estimate that our adjusted diluted earnings per share December 19, 2017 guidance would change by the following:

•	$0.21 per share on an annualized basis for 2018

•	$0.05 per share for the first quarter of 2018

Based on a 10% change in Brent prices versus the current spot price that was used to calculate realized gains (losses) on fuel derivatives in our December 19, 2017 guidance, we estimate that our adjusted diluted earnings per share December 19, 2017 guidance would change by the following:

•$0.05 per share on an annualized basis for 2018

•	$0.01 per share for the first quarter of 2018

Our most recent zero cost collar contract was executed in 2014. At November 30, 2017, our zero cost collars cover a portion of our estimated fuel consumption through 2018. At November 30, 2017, the unrealized losses on our outstanding fuel derivative contracts were $94 million. Based on a 10% increase or decrease in the November 30, 2017 Brent forward price curve, we estimate the fair value of our fuel derivatives’ net liability would decrease $31.5 million or increase $34 million, respectively.

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below for 2013 through 2017 and as of the end of each such year, except for the statistical data, are derived from our consolidated financial statements and should be read in conjunction with those consolidated financial statements and the related notes.

(in millions, except per share, per ton and currency data)	Years Ended November 30,
	2017	2016	2015	2014	2013
Statements of Income Data
Revenues	$17,510	$16,389	$15,714	$15,884	$15,456
Operating income	$2,809	$3,071	$2,574	$1,772	$1,329
Net income	$2,606	$2,779	$1,757	$1,216	$1,055
Earnings per share
Basic	$3.61	$3.73	$2.26	$1.57	$1.36
Diluted	$3.59	$3.72	$2.26	$1.56	$1.36
Adjusted net income	$2,770	$2,580	$2,106	$1,504	$1,209
Adjusted earnings per share - diluted	$3.82	$3.45	$2.70	$1.93	$1.55
Dividends declared per share	$1.60	$1.35	$1.10	$1.00	$1.00
Statements of Cash Flow Data
Cash provided by operating activities	$5,322	$5,134	$4,545	$3,430	$2,834
Cash used in investing activities	$3,089	$3,323	$2,478	$2,507	$2,056
Capital expenditures	$2,944	$3,062	$2,294	$2,583	$2,149
Cash used in financing activities	$2,452	$2,591	$942	$1,028	$780
Dividends paid	$1,087	$977	$816	$776	$1,164
Statistical Data
ALBDs (in thousands)	82,303	80,002	77,307	76,000	74,033
Occupancy percentage	105.9%	105.9%	104.8%	104.1%	105.1%
Passengers carried (in thousands)	12,130	11,520	10,840	10,570	10,060
Fuel consumption in metric tons (in thousands)	3,286	3,233	3,181	3,194	3,266
Fuel consumption in metric tons per thousand ALBDs	39.9	40.4	41.2	42.0	44.1
Fuel cost per metric ton consumed	$378	$283	$393	$636	$676
Currencies (USD to 1)
AUD	$0.77	$0.74	$0.76	$0.91	$0.98
CAD	$0.77	$0.75	$0.79	$0.91	$0.97
EUR	$1.12	$1.11	$1.12	$1.34	$1.32
GBP	$1.28	$1.37	$1.54	$1.66	$1.56
RMB	$0.15	$0.15	$0.16	$0.16	$0.16
	As of November 30,
(in millions)	2017	2016	2015	2014	2013
Balance Sheet and Other Data
Total assets (b)	$40,778	$38,881	$39,237	$39,448	$40,042
Total debt (b)	$9,195	$9,399	$8,787	$9,088	$9,560
Total shareholders’ equity	$24,216	$22,597	$23,771	$24,204	$24,492
Total debt to capital (a)	27.5%	29.4%	27.0%	27.3%	28.1%

(a)	Percentage of total debt to the sum of total debt and shareholders’ equity.

(b)	Total assets and total debt for years 2015, 2014, and 2013 have not been updated to reflect the changes as a result of adopting ASU 2015-03 - Debt Issuance Cost

Adjusted net income and adjusted diluted earnings per share were computed as follows:

	Years Ended November 30,
(in millions, except for per share data):	2017	2016	2015	2014	2013
Net income
U.S. GAAP net income	$2,606	$2,779	$1,757	$1,216	$1,055
Unrealized (gains) losses on fuel derivatives, net	(227)	(236)	332	268	(36)
Losses (gains) on ship sales and impairments	387	(2)	(8)	2	190
Restructuring expenses	3	2	25	18	—
Other	—	37	—	—	—
Adjusted net income	$2,770	$2,580	$2,106	$1,504	$1,209

Weighted-average shares outstanding	725	747	779	778	777

Earnings per share
U.S. GAAP earnings per share	$3.59	$3.72	$2.26	$1.56	$1.36
Unrealized (gains) losses on fuel derivatives, net	(0.31)	(0.32)	0.42	0.35	(0.05)
Losses (gains) on ship sales and impairments	0.53	—	(0.01)	—	0.24
Restructuring expenses	—	—	0.03	0.02	—
Other	—	0.05	—	—	—
Adjusted earnings per share	$3.82	$3.45	$2.70	$1.93	$1.55

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

	Carnival Corporation		Carnival plc
	Per Share		Per Ordinary Share		Per ADS
	High	Low	High	Low	High	Low
2017
Fourth Quarter	$69.89	$63.01	£54.35	£46.07	$70.56	$63.15
Third Quarter	$69.55	$62.67	£54.15	£49.51	$70.16	$62.96
Second Quarter	$64.33	$55.07	£50.05	£43.81	$64.33	$54.23
First Quarter	$57.79	$49.73	£44.62	£38.63	$56.33	$49.44

2016
Fourth Quarter	$53.27	$44.11	£41.77	£32.98	$52.77	$44.60
Third Quarter	$50.00	$42.94	£37.13	£30.75	$52.20	$43.45
Second Quarter	$53.21	$45.74	£38.14	£33.27	$54.56	$47.42
First Quarter	$55.77	$40.52	£39.55	£29.17	$58.08	$42.45

As of November 30, 2017, there were 3,296 holders of record of Carnival Corporation common stock and 30,055 holders of record of Carnival plc ordinary shares and 112 holders of record of Carnival plc ADSs. The past performance of our share prices cannot be relied on as a guide to their future performance.

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

STOCK PERFORMANCE GRAPHS

Carnival Corporation

The following graph compares the Price Performance of $100 if invested in Carnival Corporation common stock with the Price Performance of $100 if invested in each of the Dow Jones U.S. Recreational Services Index (the “Dow Jones Recreational Index”), the FTSE 100 Index and the S&P 500 Index. The Price Performance, as used in the Performance Graph, is calculated by assuming $100 is invested at the beginning of the period in Carnival Corporation common stock at a price equal to the market value. At the end of each year, the total value of the investment is computed by taking the number of shares owned, assuming Carnival Corporation dividends are reinvested, multiplied by the market price of the shares.

	Assumes $100 Invested on November 30, 2012 Assumes Dividends Reinvested Years Ended November 30,
	2012	2013	2014	2015	2016	2017
Carnival Corporation Common Stock	$100	$97	$122	$143	$150	$195
Dow Jones Recreational Index	$100	$115	$153	$170	$166	$222
FTSE 100 Index	$100	$120	$119	$113	$104	$127
S&P 500 Index	$100	$130	$152	$156	$169	$208

Carnival plc

The following graph compares the Price Performance of $100 invested in Carnival plc ADSs, each representing one ordinary share of Carnival plc, with the Price Performance of $100 invested in each of the indexes noted below. The Price Performance is calculated in the same manner as previously discussed.

	Assumes $100 Invested on November 30, 2012 Assumes Dividends Reinvested Years Ended November 30,
	2012	2013	2014	2015	2016	2017
Carnival plc ADS	$100	$94	$116	$141	$141	$187
Dow Jones Recreational Index	$100	$115	$153	$170	$166	$222
FTSE 100 Index	$100	$120	$119	$113	$104	$127
S&P 500 Index	$100	$130	$152	$156	$169	$208

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Our revenues from the sale of passenger tickets are seasonal. Historically, demand for cruises has been greatest during our third quarter, which includes the Northern Hemisphere summer months. This higher demand during the third quarter results in higher ticket prices and occupancy levels and, accordingly, the largest share of our operating income is earned during this period. The seasonality of our results also increases due to ships being taken out-of-service for maintenance, which we schedule during non-peak demand periods. In addition, substantially all of Holland America Princess Alaska Tours’ revenue and net income is generated from May through September in conjunction with the Alaska cruise season. The quarterly data below, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods.

	2017 Quarters Ended
(in millions, except per share data)	February 28	May 31	August 31	November 30
Revenues	$3,791	$3,945	$5,515	$4,259
Operating income	$368	$500	$1,393	$548
Net income	$352	$379	$1,329	$546
Earnings per share
Basic	$0.48	$0.52	$1.84	$0.76
Diluted	$0.48	$0.52	$1.83	$0.76
Adjusted net income (a)	$279	$378	$1,659	$452
Adjusted earnings per share - diluted (a)	$0.38	$0.52	$2.29	$0.63
Dividends declared per share	$0.35	$0.40	$0.40	$0.45

(a)	Adjusted net income and adjusted fully diluted earnings per share were computed as follows:

	2017 Quarters Ended
(in millions, except per share data)	February 28	May 31	August 31	November 30
Net income
U.S. GAAP net income	$352	$379	$1,329	$546
Unrealized (gains) losses on fuel derivatives, net	(72)	2	(65)	(93)
(Gains) losses on ship sales and impairments	—	(4)	392	(1)
Restructuring expenses	—	—	3	—
Other	(1)	1	—	—
Adjusted net income	$279	$378	$1,659	$452

Weighted-average shares outstanding	728	727	726	722

Earnings per share
U.S. GAAP earnings per share	$0.48	$0.52	$1.83	$0.76
Unrealized (gains) losses on fuel derivatives, net	(0.10)	—	(0.09)	(0.13)
(Gains) losses on ship sales and impairments	—	—	0.55	—
Restructuring expenses	—	—	—	—
Other	—	—	—	—
Adjusted earnings per share	$0.38	$0.52	$2.29	$0.63

	2016 Quarters Ended
(in millions, except per share data)	February 29	May 31	August 31	November 30
Revenues	$3,651	$3,705	$5,097	$3,935
Operating income	$434	$478	$1,562	$597
Net income	$142	$605	$1,424	$609
Earnings per share
Basic	$0.18	$0.81	$1.93	$0.84
Diluted	$0.18	$0.80	$1.93	$0.83
Adjusted net income (a)	$301	$370	$1,417	$491
Adjusted earnings per share - diluted (a)	$0.39	$0.49	$1.92	$0.67
Dividends declared per share	$0.30	$0.35	$0.35	$0.35

(a)	Adjusted net income and adjusted fully diluted earnings per share were computed as follows:

	2016 Quarters Ended
(in millions, except per share data)	February 29	May 31	August 31	November 30
Net income
U.S. GAAP net income	$142	$605	$1,424	$609
Unrealized losses (gains) on fuel derivatives, net	145	(242)	(25)	(115)
(Gains) losses on ship sales and impairments	(2)	—	—	—
Restructuring expenses	—	2	—	—
Other	16	5	18	(3)
Adjusted net income	$301	$370	$1,417	$491

Weighted-average shares outstanding	769	753	739	729

Earnings per share
U.S. GAAP earnings per share	$0.18	$0.80	$1.93	$0.83
Unrealized losses (gains) on fuel derivatives, net	0.19	(0.32)	(0.03)	(0.16)
(Gains) losses on ship sales and impairments	—	—	—	—
Restructuring expenses	—	—	—	—
Other	0.02	0.01	0.02	—
Adjusted earnings per share	$0.39	$0.49	$1.92	$0.67