Form 10-K, Exhibit 13
period 2018-11-30
CARNIVAL CORP; CARNIVAL PLC
filed 2019-01-28
CIK 815097, 1125259

Exhibit 13
CARNIVAL CORPORATION & PLC
EXHIBIT 13 TO FORM 10-K
FOR THE YEAR ENDED NOVEMBER 30, 2018

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

	Years Ended November 30,
	2018	2017	2016
Revenues
Cruise
Passenger ticket	$13,930	$12,944	$12,090
Onboard and other	4,679	4,330	4,068
Tour and other	272	236	231
	18,881	17,510	16,389
Operating Costs and Expenses
Cruise
Commissions, transportation and other	2,590	2,359	2,240
Onboard and other	638	587	553
Payroll and related	2,190	2,107	1,993
Fuel	1,619	1,244	915
Food	1,066	1,031	1,005
Other ship operating	2,807	3,010	2,525
Tour and other	180	163	152
	11,089	10,501	9,383
Selling and administrative	2,450	2,265	2,197
Depreciation and amortization	2,017	1,846	1,738
Goodwill and trademark impairment	—	89	—
	15,556	14,701	13,318
Operating Income	3,325	2,809	3,071
Nonoperating Income (Expense)
Interest income	14	9	6
Interest expense, net of capitalized interest	(194)	(198)	(223)
Gains (losses) on fuel derivatives, net	59	35	(47)
Other income, net	3	11	21
	(118)	(143)	(243)
Income Before Income Taxes	3,207	2,666	2,828
Income Tax Expense, Net	(54)	(60)	(49)
Net Income	$3,152	$2,606	$2,779
Earnings Per Share
Basic	$4.45	$3.61	$3.73
Diluted	$4.44	$3.59	$3.72
Dividends Declared Per Share	$1.95	$1.60	$1.35
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	Years Ended November 30,
	2018	2017	2016
Net Income	$3,152	$2,606	$2,779
Items Included in Other Comprehensive (Loss) Income
Change in foreign currency translation adjustment	(199)	590	(675)
Other	32	82	(38)
Other Comprehensive (Loss) Income	(167)	672	(713)
Total Comprehensive Income	$2,986	$3,278	$2,066
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED BALANCE SHEETS
(in millions, except par values)

	November 30,
	2018	2017
ASSETS
Current Assets
Cash and cash equivalents	$982	$395
Trade and other receivables, net	358	312
Inventories	450	387
Prepaid expenses and other	436	502
Total current assets	2,225	1,596
Property and Equipment, Net	35,336	34,430
Goodwill	2,925	2,967
Other Intangibles	1,176	1,200
Other Assets	738	585
	$42,401	$40,778
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Short-term borrowings	$848	$485
Current portion of long-term debt	1,578	1,717
Accounts payable	730	762
Accrued liabilities and other	1,654	1,877
Customer deposits	4,395	3,958
Total current liabilities	9,204	8,800
Long-Term Debt	7,897	6,993
Other Long-Term Liabilities	856	769
Commitments and Contingencies
Shareholders' Equity
Common stock of Carnival Corporation, $0.01 par value; 1,960 shares authorized; 656 shares at 2018 and 655 shares at 2017 issued	7	7
Ordinary shares of Carnival plc, $1.66 par value; 217 shares at 2018 and 2017 issued	358	358
Additional paid-in capital	8,756	8,690
Retained earnings	25,066	23,292
Accumulated other comprehensive loss	(1,949)	(1,782)
Treasury stock, 129 shares at 2018 and 122 shares at 2017 of Carnival Corporation and 48 shares at 2018 and 32 shares at 2017 of Carnival plc, at cost	(7,795)	(6,349)
Total shareholders' equity	24,443	24,216
	$42,401	$40,778
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended November 30,
	2018	2017	2016
OPERATING ACTIVITIES
Net income	$3,152	$2,606	$2,779
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	2,017	1,846	1,738
Impairments	16	392	—
(Gains) losses on fuel derivatives, net	(59)	(35)	47
Share-based compensation	65	63	55
Other, net	(6)	51	71
	5,186	4,923	4,690
Changes in operating assets and liabilities
Receivables	(58)	6	(22)
Inventories	(67)	(49)	1
Prepaid expenses and other	74	(13)	11
Accounts payable	(24)	21	109
Accrued and other liabilities	(100)	73	(21)
Customer deposits	539	361	366
Net cash provided by operating activities	5,549	5,322	5,134
INVESTING ACTIVITIES
Purchases of property and equipment	(3,749)	(2,944)	(3,062)
Proceeds from sales of ships	389	—	26
Payments of fuel derivative settlements	(39)	(203)	(291)
Other, net	(102)	58	4
Net cash used in investing activities	(3,502)	(3,089)	(3,323)
FINANCING ACTIVITIES
Proceeds from (repayments of) short-term borrowings, net	417	(29)	447
Principal repayments of long-term debt	(1,556)	(1,227)	(1,278)
Proceeds from issuance of long-term debt	2,542	467	1,542
Dividends paid	(1,355)	(1,087)	(977)
Purchases of treasury stock	(1,468)	(552)	(2,340)
Sales of treasury stock	—	—	40
Other, net	(39)	(24)	(25)
Net cash used in financing activities	(1,460)	(2,452)	(2,591)
Effect of exchange rate changes on cash and cash equivalents	(1)	11	(12)
Net increase (decrease) in cash and cash equivalents	587	(208)	(792)
Cash and cash equivalents at beginning of year	395	603	1,395
Cash and cash equivalents at end of year	$982	$395	$603
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in millions)

	Common stock	Ordinary shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total shareholders’ equity
At November 30, 2015	$7	$358	$8,562	$20,060	$(1,741)	$(3,475)	$23,771
Net income	—	—	—	2,779	—	—	2,779
Other comprehensive loss	—	—	—	—	(713)	—	(713)
Cash dividends declared	—	—	—	(996)	—	—	(996)
Purchases and sales under the Stock Swap program, net	—	—	14	—	—	(13)	1
Purchases of treasury stock under the Repurchase Program and other	—	—	56	—	—	(2,301)	(2,245)
At November 30, 2016	7	358	8,632	21,843	(2,454)	(5,789)	22,597
Change in accounting principle (a)	—	—	2	(2)	—	—	—
Net income	—	—	—	2,606	—	—	2,606
Other comprehensive income	—	—	—	—	672	—	672
Cash dividends declared	—	—	—	(1,155)	—	—	(1,155)
Purchases of treasury stock under the Repurchase Program and other	—	—	56	—	—	(560)	(504)
At November 30, 2017	7	358	8,690	23,292	(1,782)	(6,349)	24,216
Net income	—	—	—	3,152	—	—	3,152
Other comprehensive loss	—	—	—	—	(167)	—	(167)
Cash dividends declared	—	—	—	(1,378)	—	—	(1,378)
Purchases of treasury stock under the Repurchase Program and other	—	—	66	—	—	(1,446)	(1,380)
At November 30, 2018	$7	$358	$8,756	$25,066	$(1,949)	$(7,795)	$24,443
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

CARNIVAL CORPORATION & PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – General

Description of Business

Carnival Corporation was incorporated in Panama in 1972 and Carnival plc was incorporated in England and Wales in 2000. Together with their consolidated subsidiaries, they are referred to collectively in these consolidated financial statements and elsewhere in this 2018 Annual Report as “Carnival Corporation & plc,” “our,” “us” and “we.” The consolidated financial statements include the accounts of Carnival Corporation and Carnival plc and their respective subsidiaries.

We are the world’s largest leisure travel company and among the most profitable and financially strong in the cruise and vacation industries. We are also the largest cruise company, carrying nearly half of global cruise guests, and a leading provider of vacations to all major cruise destinations throughout the world. With operations in North America, Australia, Europe and Asia, we operate a portfolio of leading global, regional and national cruise brands that sell tailored cruise products, services and vacation experiences on 104 cruise ships to the world’s most desirable destinations.

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

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition, which are stated at cost and present insignificant risk of changes in value.

Inventories

Inventories consist substantially of food, beverages, hotel supplies, fuel and gift shop merchandise, which are all carried at the lower of cost or net realizable value. Cost is determined using the weighted-average or first-in, first-out methods.

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

We measure our derivatives using valuations that are calibrated to the initial trade prices. Subsequent valuations are based on observable inputs and other variables included in the valuation model such as interest rate, yield and commodity price curves, forward currency exchange rates, credit spreads, maturity dates, volatilities and netting arrangements. We use the income approach to value derivatives for foreign currency options and forwards, and interest rate swaps using observable market data for all significant inputs and standard valuation techniques to convert future amounts to a single present value amount, assuming that participants are motivated but not compelled to transact.

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

We execute transactions in a number of different currencies. At the date that the transaction is recognized, each asset, liability, revenue, expense, gain or loss arising from the transaction is measured and recorded in the functional currency of the recording entity using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in a currency other than the functional currency are adjusted using the exchange rate at the balance sheet date, with gains or losses recorded in other income or other expense, unless such monetary balances have been designated as hedges of net investments in our foreign entities. The net gains or losses resulting from foreign currency transactions were insignificant in 2018, 2017 and 2016. In addition, the unrealized gains or losses on our long-term intercompany receivables and payables which are denominated in a non-functional currency and which are not expected to be repaid in the foreseeable future are recorded as foreign currency translation adjustments included as a component of AOCI.

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

Cruise passenger ticket revenues include fees, taxes and charges collected by us from our guests. A portion of these fees, taxes and charges vary with guest head counts and are directly imposed on a revenue-producing arrangement. This portion of the fees, taxes and charges is expensed in commissions, transportation and other costs when the corresponding revenues are recognized. These fees, taxes and charges included in passenger ticket revenues and commissions, transportation and other costs were $615 million in 2018, $579 million in 2017 and $540 million in 2016. The remaining portion of fees, taxes and charges are also included in cruise passenger ticket revenues and are expensed in other ship operating expenses when the corresponding revenues are recognized.

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

Selling and Administrative Expenses

Selling expenses include a broad range of advertising, marketing and promotional expenses. Advertising is charged to expense as incurred, except for media production costs, which are expensed upon the first airing of the advertisement. Selling expenses totaled $673 million in 2018, $645 million in 2017 and $630 million in 2016. Administrative expenses represent the costs of our shoreside ship support, reservations and other administrative functions, and include salaries and related benefits, professional fees and building occupancy costs, which are typically expensed as incurred.

Share-Based Compensation

We recognize compensation expense for all share-based compensation awards using the fair value method. For time-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period or to the retirement eligibility date, if earlier than the vesting period. For performance-based share awards, we estimate compensation cost based on the probability of the performance condition being achieved and recognize expense ratably using the straight-line attribution method over the expected vesting period. If all or a portion of the performance condition is not expected to be met, the appropriate amount of previously recognized compensation expense is reversed and future compensation expense is adjusted accordingly. For market-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period. If the target market conditions are not expected to be met, compensation expense will still be recognized. We account for forfeitures as they occur.

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

Accounting Pronouncements

The Financial Accounting Standards Board (the “FASB”) issued amended guidance, Compensation - Retirement Benefits - Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which requires the bifurcation of service costs and other components of net benefit cost. The presentation of the other components of net benefit cost have been recorded in other income. On December 1, 2017, we adopted this guidance using the retrospective transition method for the presentation of the service cost component and other components of net benefit cost. The impact of adopting this guidance was immaterial to our consolidated financial statements, and as such, prior period information was not revised.

The FASB issued guidance, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. When effective, this standard will replace most existing revenue recognition guidance in U.S. GAAP. The standard also requires more detailed disclosures and provides additional guidance for transactions that were not comprehensively addressed in U.S. GAAP. This guidance is required to be adopted by us in the first quarter of 2019. We have elected the modified retrospective adoption method which requires entities to apply the new revenue standard only to the current period consolidated financial statements and record a cumulative-effect adjustment to the December 1, 2018 opening balance of retained earnings, if any. We have completed our preliminary evaluation of changes to our revenues using the five step model supported by the new revenue standard. The impact of the adoption of ASC 606 on our consolidated financial statements relates to the gross presentation of prepaid travel agent commissions, shore excursions and other onboard revenues and costs which were historically presented net. The adoption of this guidance will not have a material impact to the timing of our recognition of revenues and will require additional disclosures.

The FASB issued amended guidance, Business Combinations - Clarifying the Definition of a Business, which assists entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This guidance is required to be adopted by us in the first quarter of 2019 on a prospective basis. Early adoption is permitted, including adoption in an interim period. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

The FASB issued amended guidance, Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments, which clarifies how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments are aimed at reducing the existing diversity in practice. This guidance is required to be adopted by us in the first quarter of 2019 and must be applied using a retrospective approach for each period presented. Early adoption is permitted, including adoption in an interim period. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

The FASB issued amended guidance, Statement of Cash Flows - Restricted Cash, which requires restricted cash to be presented with cash and cash equivalents in the statement of cash flows. This guidance is required to be adopted by us in the first quarter of 2019 and must be applied using a retrospective approach to each period presented. Early adoption is permitted, including adoption in an interim period. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

The FASB issued amended guidance, Service Concession Arrangements, which clarifies that the grantor in a service arrangement should be considered the customer of the operating entity in all cases. This guidance is required to be adopted by us in the first quarter of 2019 and can be applied using either a retrospective or a modified retrospective approach. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

The FASB issued guidance, Leases, which requires an entity to recognize both assets and liabilities arising from financing and operating leases, along with additional qualitative and quantitative disclosures. This guidance is required to be adopted by us in the first quarter of 2020 and must be applied using a modified retrospective approach which allows entities to either apply the new lease standard to the beginning of the earliest period presented or only to the current period consolidated financial statement. Early adoption is permitted. The initial adoption of this guidance is expected to increase both our total assets and total liabilities, reflecting the lease rights and obligations arising from our lease arrangements, and will require additional disclosures. We are evaluating certain contractual arrangements to determine if they contain an implicit right to use an asset that would qualify as a leasing arrangement under the new guidance.

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

The FASB issued guidance, Intangibles - Goodwill and Other - Internal-Use Software, which requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance to determine which implementation costs to capitalize as assets or expense as incurred. The expense related to deferred implementation costs is required to be presented in the same income statement line item as the related hosting fees. Additionally, the payments for deferred implementation costs are required to be presented in the same line item in the statement of cash flows as payments for the related hosting fees. This guidance is required to be adopted by us in the first quarter of 2021 and must be applied using either a prospective or a retrospective approach. Early adoption is permitted. We are currently evaluating the impact this guidance will have on our consolidated financial statement.

NOTE 3 – Property and Equipment

	November 30,
(in millions)	2018	2017
Ships and ship improvements	$46,957	$46,744
Ships under construction	2,004	790
Other property and equipment	3,661	3,331
Total property and equipment	52,622	50,865
Less accumulated depreciation	(17,286)	(16,435)
	$35,336	$34,430

Capitalized interest amounted to $36 million in 2018, $28 million in 2017 and $26 million in 2016.

Sales of Ships

In March 2018, we entered into an agreement to sell an NAA segment 1,260-passenger capacity ship. The ship will be transferred to the buyer in April 2019.

In March 2018, we sold and transferred an EA segment 700-passenger capacity ship.

In April 2018, we sold and transferred an EA segment 1,300-passenger capacity ship.

In June 2018, we sold a NAA segment 840-passenger capacity ship. The ship will be transferred to the buyer in July 2019.

In June 2018, we sold an EA segment 1,880-passenger capacity ship. The ship will be transferred to the buyer in August 2019.

In August 2018, we entered into an agreement to sell an NAA segment 1,680-passenger capacity ship. The ship will be transferred to the buyer in March 2019.

In November 2018, we entered into an agreement to sell an EA segment 2,210-passenger capacity ship. The ship will be transferred to the buyer by the end of 2019.

In November 2018, we entered into an agreement to sell an EA segment 2,110-passenger capacity ship. The ship will be transferred to the buyer at a date still to be determined.

NOTE 4 – Other Assets

We have a minority interest in Grand Bahama Shipyard Ltd. (“Grand Bahama”), a ship repair and maintenance facility. Grand Bahama provided services to us of $89 million in 2018, $97 million in 2017 and $58 million in 2016.

In July 2018, we acquired a minority interest in the White Pass & Yukon Route (“White Pass”) division of TWC Enterprises Ltd. that includes White Pass’ port, railroad and retail operations in Skagway, Alaska.

In October 2018, we acquired a minority interest in CSSC Carnival Cruise Shipping Limited (“CSSC-Carnival”), a China-based cruise company which will operate its own fleet designed to serve the Chinese market. In November 2018, we entered into an agreement to sell two EA segment ships to CSSC-Carnival.

NOTE 5 – Unsecured Debt

	November 30, 2018		November 30,
(in millions)	Interest Rates	Maturities Through	2018		2017
Long-Term Debt
Export Credit Facilities
Fixed rate	2.4% to 5.0%	2030	$1,819		$860
EUR fixed rate	3.8% to 4.5%	2025	189		229
Floating rate	3.0% to 3.3%	2022	240		307
EUR floating rate	0.0% to 0.7%	2027	1,297		1,596
Bank Loans
EUR fixed rate	0.5% to 3.9%	2021	257		653
Floating rate	3.2% to 3.6%	2025	495		500
EUR floating rate	0.3% to 0.7%	2023	1,193		355
GBP floating rate	1.3% to 1.7%	2023	848	—	415
Private Placement Notes
EUR fixed rate	—	—	—		57
Publicly-Traded Notes
Fixed rate	4.0% to 7.2%	2028	1,217		1,717
EUR fixed rate	1.1% to 1.9%	2022	1,989		2,072
Short-Term Borrowings
Floating rate commercial paper	—	—	—		420
EUR floating rate commercial paper	(0.2)%	2019	621		65
EUR fixed rate bank loans	(0.2)%	2019	227		—
Total Debt			10,394		9,246
Less: Unamortized debt issuance costs			(71)		(51)
Total Debt, net of unamortized debt issuance costs			10,323		9,195
Less: Short-term borrowings			(848)		(485)
Less: Current portion of long-term debt			(1,578)		(1,717)
Long-Term Debt			$7,897		$6,993

The debt table does not include the impact of our foreign currency and interest rate swaps. The interest rates on some of our debt, and in the case of our main revolving credit facility, fluctuate based on the applicable rating of senior unsecured long-term securities of Carnival Corporation or Carnival plc. For the twelve months ended November 30, 2018 and 2017, we had borrowings of $2 million and $111 million and repayments of $2 million and $364 million of commercial paper with original maturities greater than three months.

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

Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables could become due, and all debt and derivative contracts could be terminated. At November 30, 2018, we were in compliance with all of our debt covenants.

The scheduled annual maturities of our debt were as follows:

(in millions)
Fiscal	November 30, 2018
2019	$2,426
2020	2,143
2021	1,101
2022	1,081
2023	1,776
Thereafter	1,868
$10,394

Committed Ship Financings

We have unsecured euro and U.S. dollar long-term export credit committed ship financings. These commitments, if drawn at the time of ship delivery, are generally repayable semi-annually over 12 years. We have the option to cancel each one at specified dates prior to the underlying ship’s delivery date.

Revolving Credit Facilities

At November 30, 2018, we had $2.9 billion of total revolving credit facilities comprised of a $2.6 billion ($1.9 billion, €500 million and £169 million) multi-currency revolving credit facility that expires in 2021 (the “Facility”) and a $300 million revolving credit facility that expires in 2020. A total of $2.3 billion of this capacity was available for drawing, which is net of outstanding commercial paper. The Facility currently bears interest at LIBOR/EURIBOR plus a margin of 30 basis points (“bps”). The margin varies based on changes to Carnival Corporation’s and Carnival plc’s long-term senior unsecured credit ratings. We are required to pay a commitment fee on any undrawn portion.

NOTE 6 – Commitments

	Fiscal
(in millions)	2019	2020	2021	2022	2023	Thereafter	Total
New ship growth capital	$4,935	$3,849	$3,887	$3,117	$2,110	$1,132	$19,029
Operating leases	70	48	46	36	35	180	415
Port facilities and other	311	292	249	172	132	1,097	2,253
	$5,316	$4,189	$4,182	$3,325	$2,277	$2,409	$21,697

NOTE 7 – Contingencies

Litigation

In the normal course of our business, various claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits, or any settlement of claims and lawsuits, are covered by insurance and the maximum amount of our liability, net of any insurance recoverables, is typically limited to our self-insurance retention levels. We believe the ultimate outcome of these claims, lawsuits, and settlements, as applicable, each and in the aggregate, will not have a material impact on our consolidated financial statements.

Contingent Obligations – Indemnifications

Some of the debt contracts we enter into include indemnification provisions obligating us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes or changes in laws which increase our lenders’ costs. There are no stated or notional amounts included in the indemnification clauses, and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses.

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

Most of Costa’s and AIDA’s earnings that are not eligible for taxation under the Italian tonnage tax regime will be taxed at an effective tax rate of 4.8%.

Substantially all of AIDA’s earnings are exempt from German income taxes by virtue of the Germany/Italy income tax treaty.

Asian Countries Income Taxes

Substantially all of our brands’ income from their international operations in Asian countries is exempt from income tax by virtue of relevant income tax treaties.

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

NOTE 9 – Shareholders’ Equity

Under a share repurchase program effective 2004, we are authorized to repurchase Carnival Corporation common stock and Carnival plc ordinary shares (the “Repurchase Program”). Effective April 10 and August 27, 2018, the company approved modifications of the general authorization under the Repurchase Program, which replenished the remaining authorized repurchases at the time of the approvals to $1.0 billion. The Repurchase Program does not have an expiration date and may be discontinued by our Boards of Directors at any time.

	Carnival Corporation		Carnival plc
(in millions)	Number of Shares Repurchased	Dollar Amount Paid for Shares Repurchased	Number of Shares Repurchased	Dollar Amount Paid for Shares Repurchased
2018	7.8	$476	16.3	$985
2017	3.3	$223	5.6	$335
2016	47.8	$2,264	0.7	$35

In addition to the Repurchase Program, we have programs that allow us to obtain an economic benefit when either Carnival Corporation common stock is trading at a premium to the price of Carnival plc ordinary shares or Carnival plc ordinary shares are trading at a premium to Carnival Corporation common stock (the “Stock Swap Programs”).

During 2016, under the Stock Swap Programs, a subsidiary of Carnival Corporation sold 0.9 million of Carnival plc ordinary shares for net proceeds of $40 million. Substantially all of the net proceeds from these sales were used to purchase 0.9 million shares of Carnival Corporation common stock. Carnival Corporation sold these Carnival plc ordinary shares owned by the subsidiary only to the extent it was able to repurchase an equivalent number of shares of Carnival Corporation common stock in the U.S.

During 2018 and 2017, there were no sales or repurchases under the Stock Swap Programs. During 2016, there were no sales of Carnival Corporation common stock or repurchases of Carnival plc ordinary shares under the Stock Swap Programs.

	Accumulated Other Comprehensive Loss
	November 30,
(in millions)	2018	2017
Cumulative foreign currency translation adjustments, net	$(1,875)	$(1,675)
Unrecognized pension expenses	(56)	(94)
Net losses on cash flow derivative hedges	(19)	(13)
	$(1,949)	$(1,782)

During 2018, 2017 and 2016, there were $5 million, $18 million and $7 million of unrecognized pension expenses that were reclassified out of accumulated other comprehensive loss and were included within payroll and related expenses and selling and administrative expenses.

We declared quarterly cash dividends on all of our common stock and ordinary shares as follows:

	Quarters Ended
(in millions, except per share data)	February 28/29	May 31	August 31	November 30
2018
Dividends declared per share	$0.45	$0.50	$0.50	$0.50
Dividends declared	$322	$357	$350	$349

2017
Dividends declared per share	$0.35	$0.40	$0.40	$0.45
Dividends declared	$251	$291	$289	$324

2016
Dividends declared per share	$0.30	$0.35	$0.35	$0.35
Dividends declared	$225	$261	$256	$254

Carnival Corporation’s Articles of Incorporation authorize its Board of Directors, at its discretion, to issue up to $40 million shares of preferred stock. At November 30, 2018 and 2017, no Carnival Corporation preferred stock had been issued and a nominal amount of Carnival plc preference shares had been issued.

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

Financial Instruments that are not Measured at Fair Value on a Recurring Basis

	November 30, 2018				November 30, 2017
	Carrying Value	Fair Value			Carrying Value	Fair Value
(in millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Assets
Long-term other assets (a)	$127	$—	$30	$95	$126	$—	$49	$75
Total	$127	$—	$30	$95	$126	$—	$49	$75
Liabilities
Fixed rate debt (b)	$5,699	$—	$5,799	$—	$5,588	$—	$5,892	$—
Floating rate debt (b)	4,695	—	4,727	—	3,658	—	3,697	—
Total	$10,394	$—	$10,526	$—	$9,246	$—	$9,589	$—

(a)
Long-term other assets are comprised of notes receivable. The fair values of our Level 2 notes receivables were based on estimated future cash flows discounted at appropriate market interest rates. The fair values of our Level 3 notes receivable were estimated using risk-adjusted discount rates.

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

Financial Instruments that are Measured at Fair Value on a Recurring Basis

	November 30, 2018			November 30, 2017
(in millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$982	$—	$—	$395	$—	$—
Restricted cash	14	—	—	26	—	—
Marketable securities held in rabbi trusts (a)	9	—	—	97	—	—
Derivative financial instruments	—	—	—	—	15	—
Total	$1,005	$—	$—	$518	$15	$—
Liabilities
Derivative financial instruments	$—	$29	$—	$—	$161	$—
Total	$—	$29	$—	$—	$161	$—

(a)	The use of marketable securities held in rabbi trusts is restricted to funding certain deferred compensation and non-qualified U.S. pension plans.

Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis

Valuation of Goodwill and Trademarks

As of July 31, 2018, we performed our annual goodwill and trademark impairment reviews and we determined there was no impairment for goodwill or trademarks.

During 2017, we made a decision to strategically realign our business in Australia, which includes reducing capacity in P&O Cruises (Australia). We performed discounted cash flow analyses and determined that the estimated fair values of the P&O Cruises (Australia) reporting unit and its trademark no longer exceeded their carrying values. We recognized a goodwill impairment charge of $38 million and a trademark impairment charge of $50 million for the year ended November 30, 2017.

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

	Goodwill
(in millions)	NAA Segment	EA Segment	Total
At November 30, 2016	$1,934	$976	$2,910
Impairment charge	(38)	—	(38)
Foreign currency translation adjustment	2	93	95
At November 30, 2017	1,898	1,069	2,967
Foreign currency translation adjustment	—	(42)	(42)
At November 30, 2018	$1,898	$1,027	$2,925

	Trademarks
(in millions)	NAA Segment	EA Segment	Total
At November 30, 2016	$975	$231	$1,206
Impairment charge	(50)	—	(50)
Foreign currency translation adjustment	3	20	23
At November 30, 2017	928	251	1,179
Foreign currency translation adjustment	—	(10)	(10)
At November 30, 2018	$927	$242	$1,169

Impairments of Ships

We review our long-lived assets for impairment whenever events or circumstances indicate potential impairment. Primarily as a result of our decision during 2017 to strategically realign our business in Australia, which includes reducing capacity in P&O Cruises (Australia), we performed undiscounted cash flow analyses on certain ships as of July 31, 2017. Based on these undiscounted cash flow analyses, we determined that some of these ships had net carrying values that exceeded their estimated undiscounted future cash flows. We estimated the July 31, 2017 fair values of these ships based on their discounted cash flows and comparable market transactions. We then compared these estimated fair values to the net carrying values and, as a result, we recognized $162 million and $142 million of ship impairment charges in the NAA and EA segments, respectively, for the year end November 30, 2017. The impairment is included in other ship operating expenses in our consolidated statements of income.

The principal assumptions used in our analyses consisted of forecasted future operating results, including net revenue yields and net cruise costs including fuel prices, estimated ship sale proceeds, and changes in strategy, including decisions about the transfer of ships between brands. All principal assumptions are considered Level 3 inputs.

Derivative Instruments and Hedging Activities

		November 30,
(in millions)	Balance Sheet Location	2018	2017
Derivative assets
Derivatives designated as hedging instruments
Cross currency swaps (a)	Prepaid expenses and other	$—	$3
Foreign currency zero cost collars (b)	Prepaid expenses and other	—	12
Total derivative assets		$—	$15
Derivative liabilities
Derivatives designated as hedging instruments
Cross currency swaps (a)	Accrued liabilities and other	$5	$13
	Other long-term liabilities	—	17
Interest rate swaps (c)	Accrued liabilities and other	8	10
	Other long-term liabilities	11	17
		23	57
Derivatives not designated as hedging instruments
Fuel (d)	Accrued liabilities and other	6	95
	Other long-term liabilities	—	9
		6	104
Total derivative liabilities		$29	$161

(a)
At November 30, 2018 and 2017, we had cross currency swaps totaling $156 million and $324 million, respectively, that are designated as hedges of our net investments in foreign operations with a euro-denominated functional currency. At November 30, 2018, this cross currency swap settles through September 2019.

(b)
At November 30, 2017, we had foreign currency derivatives consisting of foreign currency zero cost collars that are designated as foreign currency cash flow hedges for a portion of our euro-denominated shipbuilding payments.

(c)
We have euro interest rate swaps designated as cash flow hedges whereby we receive floating interest rate payments in exchange for making fixed interest rate payments. These interest rate swap agreements effectively changed $385 million at November 30, 2018 and $479 million at November 30, 2017 of EURIBOR-based floating rate euro debt to fixed rate euro debt. At November 30, 2018, these interest rate swaps settle through March 2025.

(d)	At November 30, 2017, we had fuel derivatives consisting of zero cost collars on Brent crude oil (“Brent”) to cover a portion of our estimated fuel consumption through 2018.

Our derivative contracts include rights of offset with our counterparties. We have elected to net certain of our derivative assets and liabilities within counterparties.

	November 30, 2018
(in millions)	Gross Amounts	Gross Amounts Offset in the Balance Sheet	Total Net Amounts Presented in the Balance Sheet	Gross Amounts not Offset in the Balance Sheet	Net Amounts
Assets	$—	$—	$—	$—	$—
Liabilities	$29	$—	$29	$—	$29

	November 30, 2017
(in millions)	Gross Amounts	Gross Amounts Offset in the Balance Sheet	Total Net Amounts Presented in the Balance Sheet	Gross Amounts not Offset in the Balance Sheet	Net Amounts
Assets	$15	$—	$15	$(8)	$7
Liabilities	$161	$—	$161	$(8)	$153

The effective gain (loss) portions of our derivatives qualifying and designated as hedging instruments recognized in other comprehensive (loss) income were as follows:

	November 30,
(in millions)	2018	2017	2016
Cross currency swaps - net investment hedges	$18	$(31)	$(33)
Foreign currency zero cost collars – cash flow hedges	$(12)	$45	$(8)
Interest rate swaps – cash flow hedges	$6	$8	$8

At November 30, 2018 and 2017, no collateral was required to be posted to or received from our fuel derivative counterparties.

The amount of estimated cash flow hedges’ unrealized gains and losses that are expected to be reclassified to earnings in the next twelve months is not significant.

Financial Risk

Fuel Price Risks

We manage our exposure to fuel price risk by managing our consumption of fuel. Substantially all of our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We manage fuel consumption through ship maintenance practices, modifying our itineraries and implementing innovative technologies. We are also adding new, more fuel efficient ships to our fleet and are strategically disposing of smaller, less fuel efficient ships.

	November 30,
(in millions)	2018	2017	2016
Unrealized gains on fuel derivatives, net	$94	$227	$236
Realized losses on fuel derivatives, net	(35)	(192)	(283)
Gains (losses) on fuel derivatives, net	$59	$35	$(47)

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

Operational Currency Risks

Our operations primarily utilize the U.S. dollar, Australian dollar, euro or sterling as their functional currencies. Our operations also have revenue and expenses denominated in non-functional currencies. Movements in foreign currency exchange rates will affect our financial statements.

Investment Currency Risks

We consider our investments in foreign operations to be denominated in stable currencies. Our investments in foreign operations are of a long-term nature. We have $5.9 billion and $848 million of euro- and sterling-denominated debt, respectively, including the effect of cross currency swaps, which provides an economic offset for our operations with euro and sterling functional currency. We also partially mitigate our net investment currency exposures by denominating a portion of our foreign currency intercompany payables in our foreign operations’ functional currencies.

Newbuild Currency Risks

Our shipbuilding contracts are typically denominated in euros. Our decision to hedge a non-functional currency ship commitment for our cruise brands is made on a case-by-case basis, considering the amount and duration of the exposure, market volatility, economic trends, our overall expected net cash flows by currency and other offsetting risks. We use foreign currency derivative contracts to manage foreign currency exchange rate risk for some of our ship construction payments. At November 30, 2018 we had no outstanding foreign currency derivative contracts used to manage shipyard payments.

At November 30, 2018, our remaining newbuild currency exchange rate risk primarily relates to euro-denominated newbuild contract payments to non-euro functional currency brands, which represent a total unhedged commitment of $10.1 billion for newbuilds scheduled to be delivered from 2019 through 2025.

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

We believe the risk of nonperformance by any of our significant counterparties is remote. At November 30, 2018, our exposures under foreign currency contracts and interest rate swap agreements were not material. We also monitor the creditworthiness of travel agencies and tour operators in Asia, Australia and Europe, which includes charter-hire agreements in Asia and credit and debit card providers to which we extend credit in the normal course of our business. Our credit exposure also includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in Australia and most of Europe where we are obligated to honor our guests’ cruise payments made by them to their travel agents and tour operators regardless of whether we have received these payments. Concentrations of credit risk associated with these trade receivables, charter-hire agreements and contingent obligations are not considered to be material, principally due to the large number of unrelated accounts, the nature of these contingent obligations and their short maturities. We have not experienced significant credit losses on our trade receivables, charter-hire agreements and contingent obligations. We do not normally require collateral or other security to support normal credit sales.

NOTE 11 – Segment Information

Beginning in the first quarter of 2018, we revised our operating segments due to changes in our internal reporting as a result of the recent strategic realignment of our business in Australia. The presentation of prior period segment information has been revised to reflect this change. Our operating segments are reported on the same basis as the internally reported information that is provided to our chief operating decision maker (“CODM”), who is the President and Chief Executive Officer of Carnival Corporation and Carnival plc. The CODM assesses performance and makes decisions to allocate resources for Carnival Corporation & plc based upon review of the results across all of our segments. Our four reportable segments are comprised of (1) NAA cruise operations, (2) EA cruise operations, (3) Cruise Support and (4) Tour and Other.

The operating segments within each of our NAA and EA reportable segments have been aggregated based on the similarity of their economic and other characteristics. Our Cruise Support segment includes our portfolio of leading port destinations and other services, all of which are operated for the benefit of our cruise brands. Our Tour and Other segment represents the hotel and transportation operations of Holland America Princess Alaska Tours and other operations.

	As of and for the years ended November 30,
(in millions)	Revenues	Operating costs and expenses	Selling and administrative	Depreciation and amortization	Operating income (loss)		Capital expenditures	Total assets
2018
NAA	$12,236	$7,180	$1,403	$1,264	$2,389		$2,614	$25,613
EA	6,243	3,676	751	611	1,205		945	13,825
Cruise Support	129	53	268	103	(296)		38	2,303
Tour and Other	272	180	28	39	26		152	660
	$18,881	$11,089	$2,450	$2,017	$3,325		$3,749	$42,401
2017
NAA	$11,442	$6,704	$1,337	$1,195	$2,117	(a)	$1,715	$24,430
EA	5,703	3,568	667	561	907		793	14,149
Cruise Support	129	66	246	53	(235)		431	1,739
Tour and Other	236	163	15	37	20		5	459
	$17,510	$10,501	$2,265	$1,846	$2,809		$2,944	$40,778
2016
NAA	$10,563	$5,961	$1,273	$1,117	$2,211		$2,114	$24,066
EA	5,464	3,203	638	538	1,086		622	12,844
Cruise Support	131	67	278	42	(256)		310	1,513
Tour and Other	231	152	8	41	30		16	458
	$16,389	$9,383	$2,197	$1,738	$3,071		$3,062	$38,881

(a)	Includes $89 million of impairment charges related to NAA’s goodwill and trademarks.

Revenues by geographic areas, which are based on where our guests are sourced, were as follows:

	Years Ended November 30,
(in millions)	2018	2017	2016
North America	$10,066	$9,195	$8,327
Europe	5,957	5,414	5,254
Australia and Asia	2,530	2,604	2,506
Other	327	297	302
	$18,881	$17,510	$16,389

Substantially all of our long-lived assets consist of our ships and move between geographic areas.

NOTE 12 – Compensation Plans

Equity Plans

We issue our share-based compensation awards, which at November 30, 2018 included time-based share awards (restricted stock awards and restricted stock units), performance-based share awards and market-based share awards (collectively “equity awards”), under the Carnival Corporation and Carnival plc stock plans. Equity awards are principally granted to management level employees and members of our Boards of Directors. The plans are administered by the Compensation Committee which is made up of independent directors who determine which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. We had an aggregate of 13.5 million shares available for future grant at November 30, 2018. We fulfill our equity award obligations using shares purchased in the open market or with unissued shares or treasury shares. Our equity awards generally vest over a three-year period, subject to earlier vesting under certain conditions.

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at November 30, 2015	3,609,395	$42.84
Granted	1,451,917	$53.98
Vested	(1,454,381)	$38.18
Forfeited	(193,806)	$47.76
Outstanding at November 30, 2016	3,413,125	$48.03
Granted	1,116,314	$54.79
Vested	(1,466,690)	$38.95
Forfeited	(112,781)	$51.72
Outstanding at November 30, 2017	2,949,968	$51.82
Granted	951,906	$66.68
Vested	(1,419,218)	$45.45
Forfeited	(202,139)	$56.57
Outstanding at November 30, 2018	2,280,517	$61.57

As of November 30, 2018, there was $65 million of total unrecognized compensation cost related to equity awards, which is expected to be recognized over a weighted-average period of 1.4 years.

Defined Benefit Pension Plans

We have several single-employer defined benefit pension plans, which cover some of our shipboard and shoreside employees. The U.S. and UK shoreside employee plans are closed to new membership and are funded at or above the level required by U.S. or UK regulations. The remaining defined benefit plans are primarily unfunded. In determining all of our plans’ benefit obligations at November 30, 2018 and 2017, we assumed a weighted-average discount rate of 3.4% for 2018 and 2.7% for 2017.

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

We expense our portion of the MNOPF New Section deficit as amounts are invoiced by, and become due and payable to, the trustees. We accrue and expense our portion of the MNRPF deficit based on our estimated probable obligation from the most recent actuarial review. Total expense for all defined benefit pension plans, including the multiemployer plans, was $36 million in 2018, $53 million in 2017 and $27 million in 2016.

Based on the most recent valuation at March 31, 2015 of the MNOPF New Section, it was determined that this plan was 90% funded. In 2018, 2017 and 2016, our contributions to the MNOPF New Section did not exceed 5% of total contributions to the fund. Based on the most recent valuation at March 31, 2017 of the MNRPF, it was determined that this plan was 84% funded. In 2018, 2017 and 2016 our contributions to the MNRPF did not exceed 5% of total contributions to the fund. It is possible that we will be required to fund and expense additional amounts for the multiemployer plans in the future; however, such amounts are not expected to be material to our consolidated financial statements.

Defined Contribution Plans

We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense for these plans was $39 million in 2018, $37 million in 2017 and $30 million in 2016.

NOTE 13 – Earnings Per Share

	Years Ended November 30,
(in millions, except per share data)	2018	2017	2016
Net income for basic and diluted earnings per share	$3,152	$2,606	$2,779
Weighted-average shares outstanding	709	722	745
Dilutive effect of equity plans	2	3	2
Diluted weighted-average shares outstanding	710	725	747
Basic earnings per share	$4.45	$3.61	$3.73
Diluted earnings per share	$4.44	$3.59	$3.72

NOTE 14 – Supplemental Cash Flow Information

Cash paid for interest, net of capitalized interest, was $182 million in 2018, $191 million in 2017 and $211 million in 2016. In addition, cash paid for income taxes, net of recoveries, was $58 million in 2018, $43 million in 2017 and $48 million in 2016.

Report of Independent Registered Public Accounting Firm

To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the “Company”) as of November 30, 2018 and 2017, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended November 30, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of November 30, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/PricewaterhouseCoopers LLP
Miami, Florida
January 28, 2019

We have served as the Company’s auditors since 2003. Prior to that, we served as Carnival Corporation’s auditors since at least 1986. We have not been able to determine the specific year we began serving as auditor of Carnival Corporation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Note Concerning Factors That May Affect Future Results

Some of the statements, estimates or projections contained in this document are “forward-looking statements” that involve risks, uncertainties and assumptions with respect to us, including some statements concerning future results, outlooks, plans, goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts are statements that could be deemed forward-looking. These statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and the beliefs and assumptions of our management. We have tried, whenever possible, to identify these statements by using words like “will,” “may,” “could,” “should,” “would,” “believe,” “depends,” “expect,” “goal,” “anticipate,” “forecast,” “project,” “future,” “intend,” “plan,” “estimate,” “target,” “indicate,” “outlook,” and similar expressions of future intent or the negative of such terms.

Forward-looking statements include those statements that relate to our outlook and financial position including, but not limited to, statements regarding:

• Net revenue yields	• Net cruise costs, excluding fuel per available lower berth day
• Booking levels	• Estimates of ship depreciable lives and residual values
• Pricing and occupancy	• Goodwill, ship and trademark fair values
• Interest, tax and fuel expenses	• Liquidity
• Currency exchange rates	• Adjusted earnings per share

Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied by our forward looking statements. This note contains important cautionary statements of the known factors that we consider could materially affect the accuracy of our forward-looking statements and adversely affect our business, results of operations and financial position. It is not possible to predict or identify all such risks. There may be additional risks that we consider immaterial or which are unknown. These factors include, but are not limited to, the following:

•	Adverse world events impacting the ability or desire of people to travel may lead to a decline in demand for cruises

•
Incidents concerning our ships, guests or the cruise vacation industry as well as adverse weather conditions and other natural disasters may impact the satisfaction of our guests and crew and lead to reputational damage

•
Changes in and non-compliance with laws and regulations under which we operate, such as those relating to health, environment, safety and security, data privacy and protection, anti-corruption, economic sanctions, trade protection and tax may lead to litigation, enforcement actions, fines, penalties, and reputational damage

•
Breaches in data security and lapses in data privacy as well as disruptions and other damages to our principal offices, information technology operations and system networks and failure to keep pace with developments in technology may adversely impact our business operations, the satisfaction of our guests and crew and lead to reputational damage

•	Ability to recruit, develop and retain qualified shipboard personnel who live away from home for extended periods of time may adversely impact our business operations, guest services and satisfaction

•	Increases in fuel prices and availability of fuel supply may adversely impact our scheduled itineraries and costs

•	Fluctuations in foreign currency exchange rates may adversely impact our financial results

•	Overcapacity and competition in the cruise and land-based vacation industry may lead to a decline in our cruise sales and pricing

•	Geographic regions in which we try to expand our business may be slow to develop or ultimately not develop how we expect

•	Inability to implement our shipbuilding programs and ship repairs, maintenance and refurbishments may adversely impact our business operations and the satisfaction of our guests

The ordering of the risk factors set forth above is not intended to reflect our indication of priority or likelihood.

Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant stock exchange rules, we expressly disclaim any obligation to disseminate, after the date of this document, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

2018 Executive Overview

2018 marked another strong financial performance, achieving double-digit ROIC and the highest full year earnings in the company’s history.

Key information for 2018 compared to the prior year (see “Key Performance Non-GAAP Financial Indicators” for definitions and reconciliations):

•	Net income increased 21% to $3.2 billion from $2.6 billion in 2017 and diluted earnings per share increased to $4.44 from $3.59 in 2017.

•
Adjusted net income increased 9.3% to $3.0 billion from $2.8 billion in 2017 and adjusted diluted earnings per share increased to $4.26 from $3.82 in 2017. Adjusted net income excludes for the full year 2018 unrealized gains and losses on fuel derivatives and other net gains, totaling $123 million in net gains and for the full year 2017 unrealized gains and losses on fuel derivatives of $227 million in net gains and impairments and other net charges of $390 million.

•	Revenues increased $1.4 billion to $18.9 billion from $17.5 billion in 2017.

•	Gross cruise revenues increased 7.7% to $18.6 billion from $17.3 billion in 2017. In constant currency, net cruise revenues increased 5.7% to $15.1 billion from $14.3 billion in 2017.

•
Gross revenue yields increased 5.7%. In constant currency, net revenue yields increased 3.7%, comprised of a 3.2% increase in net passenger ticket revenue yields and a 5.1% increase in net onboard and other revenue yields.

•	Gross cruise costs including fuel per ALBD increased 3.9%. Net cruise costs excluding fuel per ALBD in constant currency increased 1.6%.

•	Changes in fuel prices (including realized fuel derivatives) and currency exchange rates decreased earnings by $0.21 per share.

We achieved double-digit ROIC and the highest full year earnings in our company’s history, our fifth consecutive year of adjusted earnings growth and third consecutive record year. Our 120,000 team members went above and beyond to deliver a more than doubling in ROIC and near tripling of adjusted earnings per share, in just five years, by executing on our strategy to create demand in excess of measured capacity growth while leveraging our industry leading scale, despite numerous headwinds. Their efforts, combined with the strong support of our valued travel agent partners, enabled our record breaking results.

While the journey over the last five years to sustained double-digit ROIC was built on the foundation of exceeding guest expectations every single day, we had many other contributions that helped pave the way.

•
Our proactive public relations effort to increase understanding and reduce misconceptions has clearly had a positive impact. The absolute number of positive media mentions are multiples of what they were five years ago and our brands consistently capture over 75 percent of all positive media in our industry.

•
Our brands marketing efforts have shared the spotlight with many well-known personalities who brought with them a greater audience of potential new-to-cruise to our respective brands, including Oprah Winfrey for Holland America Line, Shaquille O’Neal for Carnival Cruise Line, Shakira for Costa, and Her Majesty the Queen for P&O Cruises (UK).

•
Our brands were featured on television programs all around the world including The New Celebrity Apprentice, The Ellen DeGeneres Show, ITV reality show, The Cruise, in its 6th season in the UK, and Ant & Dec, also in the UK. We created our own original content TV programs which have already reached more than 400 million views airing on major U.S. networks. Our proprietary shows, which include the Voyager with Josh Garcia, Ocean Treks with Jeff Corwin, Vacation Creation, and La Gran Sorpresa, are among the most popular travel series on TV.

•
With our history making voyage to Cuba in 2016, we became the first U.S. cruise operator in over 40 years to bring U.S. cruise guests directly from the U.S. to Cuba, and opened up an exciting new destination option for guests of Carnival Cruise Line, Holland America Line and Seabourn. Our cruise brands continue to further the guest experience through new destinations like Cuba and Amber Cove and new terminals like Barcelona and Dubai.

Our ongoing fleet replenishment efforts are central to our strategy to create demand in excess of measured capacity growth. Over the last five years, we welcomed 12 state-of-the-art, larger, more efficient vessels and exited nine less efficient ships from our fleet, building a more return resilient fleet. We leveraged our scale to reduce costs, achieving cumulative savings of over $350 million in just five years.

We also created many innovations and made other investments along the way.

•
OceanMedallion debuted onboard Caribbean Princess and has received 36 billion favorable media impressions. We have been recognized globally for our innovation efforts, including being recognized by Fast Company as one of the Top Ten Most Innovative Companies in the travel category.

•	Our state-of-the-art revenue management tool has been deployed across half the company to facilitate further yield growth.

•
Across many of our brands, we are in the process of rolling out new technology both onboard and shoreside. This includes enhanced targeted marketing, improved CRM capabilities, new mobile apps and redesigned websites, which collectively contribute to an enhanced guest experience, added empowerment to our travel agent partners, increased revenues and reduced cost of sales.

•	We underwent multibillion dollar fleet wide reinvestment efforts, including Funship 2.0 for Carnival Cruise Line and Signature of Excellence for Holland America Line.

•
We signed a historic joint venture agreement with CSSC, China State Shipbuilding Corporation, forming a local cruise operating company and forging a significant long-term relationship to help build the cruise industry in China.

Over the past five years, we also had many notable achievements in our sustainability efforts including the opening of our significantly expanded Arison Maritime Center in the Netherlands, delivering state of the art maritime training through cutting-edge bridge and engine room simulators and curriculum. We also opened three state-of-the-art Fleet Operations Centers around the globe to provide real time support, ship to shore. On the environmental front, we exceeded our target unit fuel consumption reduction of 25 percent, three years ahead of schedule. We are fully committed to continuous improvement in health, environment, safety and security.

Our strong and growing cash from operations, which reached $5.5 billion in 2018, allows us to internally fund our capital improvements, debt maturities and dividend payments. In addition, we have $11.5 billion of committed export credit facilities available at attractive rates to fund the vast majority of our new ship growth capital.

Going forward, our fleet replenishment efforts are purposely designed to achieve greater economies. Over the next five years, we expect net capacity growth of approximately five percent compounded annually. The higher rate of capacity growth will enable us to better contain costs, leaving us less reliant on revenue yield growth to produce double-digit earnings growth over time. This, in combination with our strategy of creating demand in excess of measured capacity growth, will allow us to continue to grow our earnings and to deliver sustainable and growing double-digit ROIC over time.

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

Ship Accounting

Our most significant assets are our ships, including ship improvements and ships under construction, which represent 78% of our total assets at November 30, 2018. We make several critical accounting estimates with respect to our ship accounting. First, in order to compute our ships’ depreciation expense, which represented 11% of our cruise costs and expenses in 2018, we have to estimate the useful life of each of our ships as well as their residual values. Secondly, we account for ship improvement costs by capitalizing those costs we believe add value to our ships and have a useful life greater than one year and depreciate those improvements over its estimated remaining useful life. The costs of repairs and maintenance, including minor improvement costs and dry-dock expenses, are charged to expense as incurred. When we record the retirement of a ship component included within the ship’s cost basis, we may have to estimate the net book value of the asset being retired in order to remove it from the ship’s cost basis.

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

If materially different conditions existed, or if we materially changed our assumptions of ship useful lives and residual values, our depreciation expense, loss on retirement of ship components and net book value of our ships would be materially different. In addition, if we change our assumptions in making our determinations as to whether improvements to a ship add value, the amounts we expense each year as repair and maintenance expense could increase, which would be partially offset by a decrease in depreciation expense, resulting from a reduction in capitalized costs. Our 2018 ship depreciation expense would have increased by approximately $42 million assuming we had reduced our estimated 30-year ship useful life estimate by one year at the time we took delivery or acquired each of our ships. In addition, our 2018 ship depreciation expense would have increased by approximately $213 million assuming we had estimated our ships to have no residual value at the time of their delivery or acquisition.

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

For our cruise ships, we perform our impairment reviews, if required, at the individual cruise ship level, which is the lowest level for which we have identifiable cash flows independent of the cash flows of other assets and liabilities. Refer to our consolidated financial statements for additional discussion of ship impairment reviews.

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

As of July 31, 2018, we performed our annual goodwill and trademark impairment reviews. Refer to our consolidated financial statements for additional discussion of our goodwill and trademark impairment reviews.

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

Statistical Information

	Years Ended November 30,
	2018	2017	2016
ALBDs (in thousands) (a) (b)	83,872	82,303	80,002
Occupancy percentage (c)	106.9%	105.9%	105.9%
Passengers carried (in thousands)	12,407	12,130	11,520
Fuel consumption in metric tons (in thousands)	3,296	3,286	3,233
Fuel consumption in metric tons per thousand ALBDs	39.3	39.9	40.4
Fuel cost per metric ton consumed	$491	$378	$283
Currencies (USD to 1)
AUD	$0.75	$0.77	$0.74
CAD	$0.78	$0.77	$0.75
EUR	$1.18	$1.12	$1.11
GBP	$1.34	$1.28	$1.37
RMB	$0.15	$0.15	$0.15

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

(b) In 2018 compared to 2017, we had a 1.9% capacity increase in ALBDs comprised of a 2.9% capacity increase in our NAA segment and a 0.2% capacity increase in our EA segment.

Our NAA segment’s capacity increase was caused by:

•	Partial period impact from one Princess Cruises 3,560-passenger capacity ship that entered into service in April 2017

•	Partial period impact from one Carnival Cruise Line 3,960-passenger capacity ship that entered into service in April 2018

•	Partial period impact from one Seabourn 600-passenger capacity ship that entered into service in May 2018

These increases were partially offset by the partial period impact from one P&O Cruises (Australia) 1,550-passenger capacity ship removed from service in April 2017.

Our EA segment’s capacity increase was caused by:

•	Partial period impact from one AIDA 3,290-passenger capacity ship that entered into service in June 2017

This increase was partially offset by

•	Partial period impact from one P&O Cruises (UK) 700-passenger capacity ship removed from service in March 2018

•	Partial period impact from one Costa Cruises 1,300-passenger capacity ship removed from service in April 2018

In 2017 compared to 2016, we had a 2.9% capacity increase in ALBDs comprised of a 2.8% capacity increase in our NAA segment and a 3.0% capacity increase in our EA segment.

Our NAA segment’s capacity increase was caused by:

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

Our EA segment’s capacity increase was caused by:

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

2018 Compared to 2017

Revenues

Consolidated

Cruise passenger ticket revenues made up 74% of our 2018 total revenues. Cruise passenger ticket revenues increased by $986 million, or 7.6%, to $13.9 billion in 2018 from $12.9 billion in 2017.

This increase was caused by:

•
$264 million - increase in cruise ticket revenues, driven primarily by price improvements in our European, Australian, China and various other programs and net favorable foreign currency transactional impacts

•	$247 million - 1.9% capacity increase in ALBDs

•	$246 million - foreign currency translational impact from a weaker U.S. dollar against the functional currencies of our foreign operations (“foreign currency translational impact”)

•	$119 million - increase in occupancy

•	$81 million - increase in air transportation revenues

•	$29 million - increase in other passenger revenue

The remaining 26% of 2018 total revenues were substantially all comprised of onboard and other cruise revenues, which increased by $349 million, or 8.1%, to $4.7 billion in 2018 from $4.3 billion in 2017.

This increase was caused by:

•	$132 million - higher onboard spending by our guests

•	$83 million - 1.9% capacity increase in ALBDs

•	$52 million - foreign currency translational impact

•	$42 million - increase in other revenues

•	$40 million - increase in occupancy

Concession revenues, which are included in onboard and other revenues, increased by $83 million, or 7.9%, to $1.1 billion in 2018 from $1.1 billion in 2017.

NAA Segment

Cruise passenger ticket revenues made up 72% of our NAA segment’s 2018 total revenues. Cruise passenger ticket revenues increased by $562 million, or 6.8% to $8.8 billion in 2018 from $8.3 billion in 2017.

This increase was driven by:

•	$239 million - 2.9% capacity increase in ALBDs

•	$229 million - increase in cruise ticket revenues, driven primarily by price improvements in the European, Australian and China programs and net favorable foreign currency transactional impacts

•	$70 million - increase in air transportation revenues

•	$21 million - increase in occupancy

The remaining 28% of our NAA segment’s 2018 total revenues were comprised of onboard and other cruise revenues, which increased by $232 million, or 7.3%, to $3.4 billion in 2018 from $3.2 billion in 2017.

This increase was driven by:

•	$100 million - higher onboard spending by our guests

•	$92 million - 2.9% capacity increase in ALBDs

•	$35 million - increase in other revenues

Concession revenues, which are included in onboard and other revenues, increased by $57 million, or 7.5%, to $807 million in 2018 from $751 million in 2017.

EA Segment

Cruise passenger ticket revenues made up 82% of our EA segment’s 2018 total revenues. Cruise passenger ticket revenues increased by $442 million, or 9.4%, to $5.1 billion in 2018 from $4.7 billion in 2017.

This increase was driven by:

•	$251 million - foreign currency translational impact

•	$96 million - increase in occupancy

•
$69 million - increase in cruise ticket revenues, driven primarily by price improvements in the European, China and various other programs, partially offset by decrease in the Caribbean programs and net unfavorable foreign currency transactional impacts

The remaining 18% of our EA segment’s 2018 total revenues were comprised of onboard and other cruise revenues, which increased by $98 million, or 9.7%, to $1.1 billion in 2018 from $1.0 billion in 2017.

This increase was driven by:
•$55 million - foreign currency translational impact
•$21 million - increase in occupancy

Concession revenues, which are included in onboard and other revenues, increased by $26 million, or 8.7%, to $328 million in 2018 from $301 million in 2017.

Costs and Expenses

Consolidated

Operating costs and expenses increased by $588 million or 5.6%, to $11.1 billion in 2018 from $10.5 billion in 2017.

This increase was caused by:

•	$371 million - higher fuel prices

•	$197 million - 1.9% capacity increase in ALBDs

•	$169 million - foreign currency translational impact

•	$100 million - higher commissions, transportation and other expenses

•	$37 million - increase in occupancy

•	$27 million - higher onboard and other expenses

•	$21 million - higher dry-dock expenses and repair and maintenance expenses

These increases were partially offset by:
•$304 million - ship impairments in 2017
•$51 million - gains on ship sales in 2018
•$20 million - improved fuel consumption

Selling and administrative expenses increased by $185 million, or 8.2%, to $2.5 billion in 2018 from $2.3 billion in 2017.

Depreciation and amortization expenses increased by $171 million, or 9.3%, to $2.0 billion in 2018 from $1.8 billion in 2017.

Goodwill and trademark impairment charges of $89 million include a goodwill impairment charge of $38 million and a trademark impairment charge of $50 million during 2017.

NAA Segment

Operating costs and expenses increased by $476 million, or 7.1%, to $7.2 billion in 2018 from $6.7 billion in 2017.

This increase was caused by:

•	$253 million - higher fuel prices

•	$194 million - 2.9% capacity increase in ALBDs

•	$102 million - higher commissions, transportation and other

•	$31 million - higher dry-dock expenses and repair and maintenance expenses

•	$30 million - higher port expenses

•	$24 million - higher cruise payroll and related expenses

•	$24 million - higher onboard and other expenses

These increases were partially offset by impairment of ships of $162 million recorded in 2017.

Selling and administrative expenses increased by $66 million, or 4.9%, to $1.4 billion in 2018 from $1.3 billion in 2017.

Depreciation and amortization expenses increased by $70 million, or 5.8%, to $1.3 billion in 2018 from $1.2 billion in 2017.

Goodwill and trademark impairment charges of $89 million include a goodwill impairment charge of $38 million and a trademark impairment charge of $50 million during 2017.

EA Segment

Operating costs and expenses increased by $108 million, or 3.0%, to $3.7 billion in 2018 from 3.6 billion in 2017.
This increase was caused by:

•	$174 million - foreign currency translational impact

•	$117 million - higher fuel prices

•	$29 million - increase in occupancy

These increases were partially offset by:

•	$141 million - ship impairments in 2017

•	$39 million - gains on ship sales in 2018

•	$21 million - lower cruise payroll and related expenses

Selling and administrative expenses increased by $84 million, or 13%, to $751 million in 2018 from $667 million in 2017.

This increase was driven by:

•	$39 million - foreign currency translational impact

•	$27 million - higher administrative expenses

Depreciation and amortization expenses increased by $50 million, or 9.0%, to $611 million in 2018 from $561 million in 2017.

Operating Income

Our consolidated operating income increased by $516 million, or 18%, to $3.3 billion in 2018 from $2.8 billion in 2017. Our NAA segment’s operating income increased by $272 million, or 13%, to $2.4 billion in 2018 from $2.1 billion in 2017, and our EA segment’s operating income increased by $298 million, or 33%, to $1.2 billion in 2018 from $0.9 billion in 2017. These changes were primarily due to the reasons discussed above.

Nonoperating Income (Expense)

	Years Ended November 30,
(in millions)	2018	2017
Unrealized gains on fuel derivatives	$94	$227
Realized (losses) on fuel derivatives, net	(35)	(192)
Gains on fuel derivatives, net	$59	$35

Explanations of Non-GAAP Financial Measures

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

We believe that gains and losses on ship sales, impairment charges, restructuring and other expenses are not part of our core operating business and are not an indication of our future earnings performance. Therefore, we believe it is more meaningful for gains and losses on ship sales, impairment charges, and restructuring and other non-core gains and charges to be excluded from our net income and earnings per share and, accordingly, we present adjusted net income and adjusted earnings per share excluding these items.

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

Reconciliation of Forecasted Data

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
Constant Dollar and Constant Currency

Our operations primarily utilize the U.S. dollar, Australian dollar, euro and sterling as functional currencies to measure results and financial condition. Functional currencies other than the U.S. dollar subject us to foreign currency translational risk. Our operations also have revenues and expenses that are in currencies other than their functional currency, which subject us to foreign currency transactional risk.

We report net revenue yields, net passenger revenue yields, net onboard and other revenue yields and net cruise costs excluding fuel per ALBD on a “constant dollar” and “constant currency” basis assuming the 2018 and 2017 periods’ currency exchange rates have remained constant with the 2017 and 2016 periods’ rates. These metrics facilitate a comparative view for the changes in our business in an environment with fluctuating exchange rates.

Constant dollar reporting removes only the impact of changes in exchange rates on the translation of our operations.

Constant currency reporting removes the impact of changes in exchange rates on the translation of our operations (as in constant dollar) plus the transactional impact of changes in exchange rates from revenues and expenses that are denominated in a currency other than the functional currency.

Examples:

•
The translation of our operations with functional currencies other than U.S. dollar to our U.S. dollar reporting currency results in decreases in reported U.S. dollar revenues and expenses if the U.S. dollar strengthens against these foreign currencies and increases in reported U.S. dollar revenues and expenses if the U.S. dollar weakens against these foreign currencies.

•
Our operations have revenue and expense transactions in currencies other than their functional currency. If their functional currency strengthens against these other currencies, it reduces the functional currency revenues and expenses. If the functional currency weakens against these other currencies, it increases the functional currency revenues and expenses.

Consolidated gross and net revenue yields were computed by dividing the gross and net cruise revenues by ALBDs as follows:

	Years Ended November 30,
(dollars in millions, except yields)	2018	2018 Constant Dollar	2017	2017 Constant Dollar	2016
Passenger ticket revenues	$13,930	$13,684	$12,944	$12,998	$12,090
Onboard and other revenues	4,679	4,627	4,330	4,338	4,068
Gross cruise revenues	18,609	18,311	17,274	17,336	16,158
Less cruise costs
Commissions, transportation and other	(2,590)	(2,526)	(2,359)	(2,371)	(2,240)
Onboard and other	(638)	(630)	(587)	(589)	(553)
	(3,228)	(3,156)	(2,946)	(2,960)	(2,793)
Net passenger ticket revenues	11,340	11,158	10,585	10,627	9,850
Net onboard and other revenues	4,041	3,997	3,744	3,749	3,515
Net cruise revenues	$15,381	$15,155	$14,329	$14,376	$13,365

ALBDs	83,872,441	83,872,441	82,302,887	82,302,887	80,002,092

Gross revenue yields	$221.87	$218.32	$209.88	$210.63	$201.97
% increase	5.7%	4.0%	3.9%	4.3%
Net revenue yields	$183.38	$180.69	$174.10	$174.67	$167.06
% increase	5.3%	3.8%	4.2%	4.6%
Net passenger ticket revenue yields	$135.21	$133.03	$128.62	$129.12	$123.11
% increase	5.1%	3.4%	4.5%	4.9%
Net onboard and other revenue yields	$48.17	$47.65	$45.48	$45.55	$43.95
% increase	5.9%	4.8%	3.5%	3.6%

	Years Ended November 30,
(dollars in millions, except yields)	2018	2018 Constant Currency	2017	2017 Constant Currency	2016
Net passenger ticket revenues	$11,340	$11,137	$10,585	$10,632	$9,850
Net onboard and other revenues	4,041	4,008	3,744	3,741	3,515
Net cruise revenues	$15,381	$15,145	$14,329	$14,373	$13,365

ALBDs	83,872,441	83,872,441	82,302,887	82,302,887	80,002,092

Net revenue yields	$183.38	$180.57	$174.10	$174.63	$167.06
% increase	5.3%	3.7%	4.2%	4.5%
Net passenger ticket revenue yields	$135.21	$132.79	$128.62	$129.18	$123.11
% increase	5.1%	3.2%	4.5%	4.9%
Net onboard and other revenue yields	$48.17	$47.78	$45.48	$45.45	$43.95
% increase	5.9%	5.1%	3.5%	3.4%

Consolidated gross and net cruise costs and net cruise costs excluding fuel per ALBD were computed by dividing the gross and net cruise costs and net cruise costs excluding fuel by ALBDs as follows:

	Years Ended November 30,
(dollars in millions, except costs per ALBD)	2018	2018 Constant Dollar	2017	2017 Constant Dollar	2016
Cruise operating expenses	$10,910	$10,740	$10,338	$10,372	$9,231
Cruise selling and administrative expenses	2,422	2,385	2,250	2,259	2,188
Gross cruise costs	13,332	13,125	12,588	12,631	11,419
Less cruise costs included above
Commissions, transportation and other	(2,590)	(2,526)	(2,359)	(2,371)	(2,240)
Onboard and other	(638)	(630)	(587)	(589)	(553)
Gains (losses) on ship sales and impairments	38	34	(298)	(288)	2
Restructuring expenses	(1)	(1)	(3)	(3)	(2)
Other	(2)	(2)	—	—	(41)
Net cruise costs	10,139	10,000	9,341	9,380	8,585
Less fuel	(1,619)	(1,619)	(1,244)	(1,244)	(915)
Net cruise costs excluding fuel	$8,521	$8,382	$8,097	$8,136	$7,670

ALBDs	83,872,441	83,872,441	82,302,887	82,302,887	80,002,092

Gross cruise costs per ALBD	$158.96	$156.49	$152.94	$153.46	$142.73
% increase	3.9%	2.3%	7.2%	7.5%
Net cruise costs excluding fuel per ALBD	$101.59	$99.93	$98.37	$98.84	$95.87
% increase	3.3%	1.6%	2.6%	3.1%

	Years Ended November 30,
(dollars in millions, except costs per ALBD)	2018	2018 Constant Currency	2017	2017 Constant Currency	2016
Net cruise costs excluding fuel	$8,521	$8,385	$8,097	$8,108	$7,670

ALBDs	83,872,441	83,872,441	82,302,887	82,302,887	80,002,092

Net cruise costs excluding fuel per ALBD	$101.59	$99.98	$98.37	$98.51	$95.87
% increase	3.3%	1.6%	2.6%	2.7%

	Years Ended November 30,
(dollars in millions, except per share data)	2018	2017	2016
Net income
U.S. GAAP net income	$3,152	$2,606	$2,779
Unrealized (gains) losses on fuel derivatives, net	(94)	(227)	(236)
(Gains) losses on ship sales and impairments	(38)	387	(2)
Restructuring expenses	1	3	2
Other	8	—	37
Adjusted net income	$3,029	$2,770	$2,580

Weighted-average shares outstanding	710	725	747

Earnings per share
U.S. GAAP earnings per share	$4.44	$3.59	$3.72
Unrealized (gains) losses on fuel derivatives, net	(0.13)	(0.31)	(0.32)
(Gains) losses on ship sales and impairments	(0.05)	0.53	—
Restructuring expenses	—	—	—
Other	0.01	—	0.05
Adjusted earnings per share	$4.26	$3.82	$3.45

Net cruise revenues increased by $1.1 billion, or 7.3%, to $15.4 billion in 2018 from $14.3 billion in 2017.

The increase was caused by:

•	$545 million - 3.7% increase in constant currency net revenue yields

•	$271 million - 1.9% capacity increase in ALBDs

•	$236 million - foreign currency impacts (including both foreign currency translational and transactional impacts)

The 3.7% increase in net revenue yields on a constant currency basis was due to a 3.2% increase in net passenger ticket revenue yields and a 5.1% increase in net onboard and other revenue yields.

The 3.2% increase in net passenger ticket revenue yields was driven primarily by price improvements in our European, Australian, China and various other programs. This 3.2% increase in net passenger ticket revenue yields was comprised of a 2.4% increase from our NAA segment and a 4.8% increase from our EA segment.

The 5.1% increase in net onboard and other revenue yields was caused by similar increases in our NAA and EA segments.

Net cruise costs excluding fuel increased by $425 million, or 5.2%, to $8.5 billion in 2018 from $8.1 billion in 2017.

The increase was caused by:
•$155 million - 1.9% capacity increase in ALBDs
•$135 million - foreign currency impacts (including both foreign currency translational and transactional impacts)
•$134 million - 1.6% increase in constant currency net cruise costs excluding fuel

Fuel costs increased by $374 million, or 30%, to $1.6 billion in 2018 from $1.2 billion in 2017. This was driven by higher fuel prices, which accounted for $370 million.

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

This increase was driven by:

•	$124 million - higher onboard spending by our guests

•	$117 million - 2.9% capacity increase in ALBDs

Concession revenues, which are included in onboard and other revenues, increased by $18 million, or 1.8%, to $1.1 billion in 2017 from $1.0 billion in 2016.

NAA Segment

Cruise passenger ticket revenues made up 72% of our NAA segment’s 2017 total revenues. Cruise passenger ticket revenues increased by $666 million, or 8.8% to $8.3 billion in 2017 from $7.6 billion in 2016.

This increase was driven by:

•	$390 million - increase in cruise ticket revenues, driven primarily by price improvements in the Caribbean, European and Alaska programs, partially offset by decrease in the China programs

•	$214 million - 2.8% capacity increase in ALBDs

•	$29 million - increase in other passenger revenue

•	$26 million - increase in occupancy

The remaining 28% of our NAA segment’s 2017 total revenues were comprised of onboard and other cruise revenues, which increased by $213 million, or 7.2%, to $3.2 billion in 2017 from $3.0 billion in 2016.

The increase was driven by:

•	$96 million - higher onboard spending by our guests

•	$83 million - 2.8% capacity increase in ALBDs

Concession revenues, which are included in onboard and other revenues, increased by $19 million, or 3.0%, to $751 million in 2017 from $732 million in 2016.

EA Segment

Cruise passenger ticket revenues made up 82% of our EA segment’s 2017 total revenues. Cruise passenger ticket revenues increased by $178 million, or 4.0%, to $4.7 billion in 2017 from $4.5 billion in 2016.

This increase was caused by:

•	$135 million - 3.0% capacity increase in ALBDs

•	$123 million - increase in cruise ticket revenues, driven primarily by price improvements in the European programs, partially offset by decrease in the China programs

These increases were partially offset by:

•	$63 million - foreign currency translational impact

The remaining 18% of our EA segment’s 2017 total revenues were comprised of onboard and other cruise revenues, which increased by $60 million, or 6.3%, to $1.0 billion in 2017 from $0.9 billion in 2016.

The increase was caused by:
•$42 million - higher onboard spending by our guests
•$28 million - 3.0% capacity increase in ALBDs

Concession revenues, which are included in onboard and other revenues, remained flat at $301 million in 2017 and 2016.

Costs and Expenses

Consolidated

Operating costs and expenses increased by $1.1 billion or 12%, to $10.5 billion in 2017 from $9.4 billion in 2016.

This increase was caused by:

•	$314 million - higher fuel prices

•	$304 million - impairment of ships

•	$265 million - 2.9% capacity increase in ALBDs

•	$68 million - higher cruise payroll and related expenses

•	$67 million - higher port expenses

•	$65 million - higher commissions, transportation and other expenses

•	$64 million - higher dry-dock expenses and repair and maintenance expenses

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

NAA Segment

Operating costs and expenses increased by $743 million, or 13%, to $6.7 billion in 2017 from $6.0 billion in 2016.

This increase was driven by:

•	$207 million - higher fuel prices

•	$168 million - 2.8% capacity increase in ALBDs

•	$162 million - impairment of ships

•	$80 million - higher commissions, transportation and other expenses

•	$42 million - higher port expenses

•	$41 million - higher cruise payroll and related expenses

•	$24 million - higher dry-dock expenses and repair and maintenance expenses

Selling and administrative expenses increased by $64 million, or 5.1%, and were $1.3 billion in 2017 and 2016.

Depreciation and amortization expenses increased by $77 million, or 6.9%, to $1.2 billion in 2017 from $1.1 billion in 2016.

Goodwill and trademark impairment charges of $89 million include a goodwill impairment charge of $38 million and a trademark impairment charge of $50 million during the third quarter of 2017.

EA Segment

Operating costs and expenses increased by $365 million, or 11%, to $3.6 billion in 2017 from $3.2 billion in 2016.

This increase was caused by:

•	$141 million - impairment of ships

•	$107 million - higher fuel prices

•	$95 million - 3.0% capacity increase in ALBDs

•	$43 million - higher dry-dock expenses and repair and maintenance expenses

•	$26 million - higher port expenses

•	$21 million - higher cruise payroll and related expenses

These increases were partially offset by:

•	$49 million - foreign currency translational impact

•	$23 million - decrease in air transportation costs

Selling and administrative expenses increased by $29 million, or 4.5%, to $667 million in 2017 from $638 million in 2016.

Depreciation and amortization expenses increased by $23 million, or 4.3%, to $561 million in 2017 from $538 million in 2016.

Operating Income

Our consolidated operating income decreased by $262 million, or 8.5%, to $2.8 billion in 2017 from $3.1 billion in 2016. Our NAA segment’s operating income decreased by $94 million, or 4.3%, to $2.1 billion in 2017 from $2.2 billion in 2016, and our EA segment’s operating income decreased by $179 million, or 16%, to $0.9 billion in 2017 from $1.1 billion in 2016. These changes were primarily due to the reasons discussed above.

Nonoperating Expense

	Years Ended November 30,
(in millions)	2017	2016
Unrealized gains on fuel derivatives	$227	$236
Realized losses on fuel derivatives, net	(192)	(283)
Gains (losses) on fuel derivatives, net	$35	$(47)

Non-GAAP Financial Measures

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

The 4.9% increase in net passenger ticket revenue yields was driven primarily by price improvements in our Caribbean, European and Alaska programs for our NAA segment and European programs for our EA segment, partially offset by decreases in our China programs. This 4.9% increase in net passenger ticket revenue yields was comprised of a 5.7% increase from our NAA segment and a 3.2% increase from our EA segment.

The 3.4% increase in net onboard and other revenue yields was caused by similar increases in our NAA and EA segments.
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
• $222 million - 2.9% capacity increase in ALBDs
• $216 million - 2.7% increase in constant currency net cruise costs excluding fuel

These increases were partially offset by:
• $12 million - foreign currency impacts (including both foreign currency translational and transactional impacts)

Fuel costs increased by $329 million, or 36%, to $1.2 billion in 2017 from $0.9 billion in 2016. This was driven by higher fuel prices, which accounted for $313 million.

Gross cruise costs increased, by $1.2 billion, or 10%, to $12.6 billion in 2017 from $11.4 billion in 2016 for largely the same reasons as discussed above and the impairment of ships, which accounted for $304 million.

Liquidity, Financial Condition and Capital Resources

Our primary financial goals are to profitably grow our cruise business and sustain and grow our double-digit ROIC, while maintaining a strong balance sheet and strong investment grade credit ratings. (We define ROIC as the twelve-month adjusted earnings before interest divided by the monthly average of debt plus equity minus construction-in-progress.) Our ability to generate significant operating cash flow allows us to internally fund our capital improvements, debt maturities and dividend payments. We have $11.5 billion of committed export credit facilities available to fund the vast majority of our new ship growth capital. Other objectives of our capital structure policy are to maintain a sufficient level of liquidity through our available cash and cash equivalents and committed financings for immediate and future liquidity needs and to maintain a reasonable debt maturity profile.

Based on our historical results, projections and financial condition, we believe that our future operating cash flows and liquidity will be sufficient to fund all of our expected capital improvements, new ship growth capital, debt maturities and dividend payments over the next several years. We believe that our ability to generate significant operating cash flows and our strong balance sheet, as evidenced by our strong investment grade credit ratings, provide us with the ability, in most financial credit market environments, to obtain debt financing.

We had a working capital deficit of $7.0 billion as of November 30, 2018 compared to a working capital deficit of $7.2 billion as of November 30, 2017. The decrease in working capital deficit was driven by the increase in our cash and cash equivalents, partially offset by an increase in customer deposits and short-term borrowings. We operate with a substantial working capital deficit. This deficit is mainly attributable to the fact that, under our business model, substantially all of our passenger ticket receipts are collected in advance of the applicable sailing date. These advance passenger receipts remain a current liability until the sailing date. The cash generated from these advance receipts is used interchangeably with cash on hand from other sources, such as our borrowings and other cash from operations. The cash received as advanced receipts can be used to fund operating expenses, pay down our debt, make long-term investments or any other use of cash. Included within our working capital deficit are $4.4 billion and $4.0 billion of customer deposits as of November 30, 2018 and 2017, respectively. In addition, we have a relatively low-level of accounts receivable and limited investment in inventories. We generate substantial cash flows from operations and our business model has historically allowed us to maintain this working capital deficit and still meet our operating, investing and financing needs. We expect that we will continue to have working capital deficits in the future.

Sources and Uses of Cash

Operating Activities

Our business provided $5.5 billion of net cash from operations during 2018, an increase of $227 million, or 4.3%, compared to $5.3 billion in 2017. This increase was driven by an increase in customer deposits. During 2017, our business provided $5.3 billion of net cash from operations, an increase of $188 million, or 3.7%, compared to $5.1 billion in 2016. This increase was caused by an increase in our revenues less expenses settled in cash.

Investing Activities

During 2018, net cash used in investing activities was $3.5 billion. This was caused by:

•	Capital expenditures of $2.1 billion for our ongoing new shipbuilding program

•	Capital expenditures of $1.7 billion for ship improvements and replacements, information technology and buildings and improvements

•	Proceeds from sale of ships of $389 million

•	Purchase of minority interest of $135 million

•	Payments of $39 million of fuel derivative settlements

During 2017, net cash used in investing activities was $3.1 billion. This was caused by:

•	Capital expenditures of $1.4 billion for our ongoing new shipbuilding program

•	Capital expenditures of $1.5 billion for ship improvements and replacements, information technology and buildings and improvements

•	Payments of $203 million of fuel derivative settlements

During 2016, net cash used in investing activities was $3.3 billion. This was caused by:

•	Capital expenditures of $1.9 billion for our ongoing new shipbuilding program

•	Capital expenditures of $1.2 billion for ship improvements and replacements, information technology and buildings and improvements

•	Payments of $291 million of fuel derivative settlements

•	Proceeds from sale of ships of $26 million

Financing Activities

During 2018, net cash used in financing activities of $1.5 billion was substantially all due to the following:

•	Net proceeds of short-term borrowings of $417 million in connection with our availability of, and needs for, cash at various times throughout the period

•	Repayments of $1.6 billion of long-term debt

•	Issuances of $2.5 billion of long-term debt

•	Payments of cash dividends of $1.4 billion

•	Purchases of $1.5 billion of Carnival Corporation common stock and Carnival plc ordinary shares in open market transactions under our Repurchase Program

During 2017, net cash used in financing activities of $2.5 billion was substantially all due to the following:

•	Net repayments of short-term borrowings of $29 million in connection with our availability of, and needs for, cash at various times throughout the period

•	Repayments of $1.2 billion of long-term debt

•	Issuances of $100 million of long-term debt under a term loan

•	Proceeds of $367 million of long-term debt under an export credit facility

•	Payments of cash dividends of $1.1 billion

•	Purchases of $552 million of Carnival Corporation common stock and Carnival plc ordinary shares in open market transactions under our Repurchase Program

During 2016, net cash used in financing activities of $2.6 billion was substantially all due to the following:

•	Net proceeds from short-term borrowings of $447 million in connection with our availability of, and needs for, cash at various times throughout the period

•	Repayments of $1.3 billion of long-term debt

•	Issuances of $555 million of euro-denominated publicly-traded notes, which net proceeds were used for general corporate purposes

•	Proceeds of $987 million of long-term debt

•	Payments of cash dividends of $977 million

•	Purchases of $2.3 billion of shares of Carnival Corporation common stock and $35 million of Carnival plc ordinary shares in open market transactions under our Repurchase Program

Future Commitments

	Payments Due by
(in millions)	2019	2020	2021	2022	2023	Thereafter	Total
Debt (a)	$2,633	$2,320	$1,243	$1,203	$1,867	$2,095	$11,360
Other long-term liabilities reflected on the balance sheet (b)	—	135	90	73	59	178	535
New ship growth capital	4,935	3,849	3,887	3,117	2,110	1,132	19,029
Operating leases	70	48	46	36	35	180	415
Port facilities and other	311	292	249	172	132	1,097	2,253
Purchase obligations	451	—	—	—	—	—	451
Total Contractual Cash Obligations	$8,400	$6,644	$5,514	$4,600	$4,203	$4,682	$34,044

(a) Includes principal as well as estimated interest payments.
(b) Represents cash outflows for certain of our long-term liabilities which can be reasonably estimated. The primary outflows are for estimates of our compensation plans’ obligations, crew and guest claims and certain deferred income taxes. Customer deposits and certain other deferred income taxes have been excluded from the table because they do not require a cash settlement in the future.

Capital Expenditure and Capacity Forecast

Our annual capital expenditure forecast consists of contracted new ship growth capital, estimated payments for planned new ship growth capital and capital improvements.

(in billions)	2019	2020	2021	2022
Annual capital expenditure forecast	$6.8	$5.7	$5.9	$5.4

Our annual capacity forecast consists of contracted new ships and announced dispositions.

	2019	2020	2021	2022
Annual capacity forecast	4.6%	5.5%	7.2%	5.2%

Share Repurchase Program and Stock Swap Programs

Under a share repurchase program effective 2004, we are authorized to repurchase Carnival Corporation common stock and Carnival plc ordinary shares (the “Repurchase Program”). Effective April 10 and August 27, 2018, the company approved modifications of the general authorization under the Repurchase Program, which replenished the remaining authorized repurchases at the time of the approvals to $1.0 billion. The Repurchase Program does not have an expiration date and may be discontinued by our Boards of Directors at any time.

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

•
In the event Carnival plc ordinary shares trade at a premium to Carnival Corporation common stock, we may elect to sell ordinary shares of Carnival plc, at prevailing market prices in ordinary brokers’ transactions and repurchase an equivalent number of shares of Carnival Corporation common stock in the U.S. market.

During 2018 and 2017, there were no sales or repurchases under the Stock Swap Programs. During 2016, under the Stock Swap Programs, a subsidiary of Carnival Corporation sold 0.9 million of Carnival plc ordinary shares for net proceeds of $40 million. Substantially all of the net proceeds from these sales were used to purchase 0.9 million shares of Carnival Corporation common stock. Any sales of Carnival Corporation common stock and Carnival plc ordinary shares have been or will be registered under the Securities Act of 1933.

Funding Sources

At November 30, 2018, we had liquidity of $14.6 billion. Our liquidity consisted of $710 million of cash and cash equivalents, which excludes $271 million of cash used for current operations, $2.3 billion available for borrowing under our revolving credit facilities, net of our outstanding commercial paper borrowing, and $11.5 billion under our committed future financings, which are comprised of ship export credit facilities. These commitments are from numerous large and well-established banks and export credit agencies, which we believe will honor their contractual agreements with us.

(in billions)	2019	2020	2021	2022
Availability of committed future financing at November 30, 2018	$3.4	$2.9	$2.8	$2.4

At November 30, 2018, all of our revolving credit facilities are scheduled to mature in 2021, except for $300 million which matures in 2020.

Substantially all of our debt agreements contain financial covenants as described in the consolidated financial statements. At November 30, 2018, we were in compliance with our debt covenants. In addition, based on, among other things, our forecasted operating results, financial condition and cash flows, we expect to be in compliance with our debt covenants for the foreseeable future. Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables could become due, and all debt and derivative contracts could be terminated.

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

Foreign Currency Exchange Rate Risks

Operational Currency Risks

Our operations primarily utilize the U.S. dollar, Australian dollar, euro or sterling as their functional currencies. Our operations also have revenue and expenses denominated in non-functional currencies. Movements in foreign currency exchange rates will affect our financial statements.

Based on a 10% change in all currency exchange rates that were used in our December 20, 2018 guidance, we estimate that our adjusted diluted earnings per share guidance would change by the following:

•	$0.27 per share on an annualized basis for 2019

•	$0.01 per share for the first quarter of 2019

Investment Currency Risks

The foreign currency exchange rates were as follows:

	November 30,
USD to 1:	2018	2017
AUD	$0.73	$0.76
CAD	$0.75	$0.78
EUR	$1.14	$1.18
GBP	$1.28	$1.33
RMB	$0.14	$0.15

If the November 30, 2017 currency exchange rates had been used to translate our November 30, 2018 non-U.S. dollar functional currency operations’ assets and liabilities (instead of the November 30, 2018 U.S. dollar exchange rates), our total assets would have been higher by $615 million and our total liabilities would have been higher by $308 million.

As of November 30, 2018, we have a cross currency swap of $156 million which settles in September 2019. This cross currency swap is designated as a hedge of our net investments in foreign operations, which have a euro-denominated functional currency, thus partially offsetting the foreign currency exchange rate risk. Based on a 10% change in the U.S. dollar to euro exchange rate as of November 30, 2018, we estimate that this cross currency swap’s fair value and offsetting change in U.S. dollar value of our net investments would change by $16 million.

Newbuild Currency Risks

At November 30, 2018, our remaining newbuild currency exchange rate risk primarily relates to euro-denominated newbuild contract payments, which represent a total unhedged commitment of $10.1 billion and substantially all relates to newbuilds scheduled to be delivered from 2019 through 2025 to non-euro functional currency brands. The functional currency cost of each of these ships will increase or decrease based on changes in the exchange rates until the unhedged payments are made under the shipbuilding contract. We may enter into additional foreign currency derivatives to mitigate some of this foreign currency exchange rate risk. Based on a 10% change in euro to U.S. dollar exchange rates as of November 30, 2018, the remaining unhedged cost of these ships would have a corresponding change of $1 billion.

Interest Rate Risks

The composition of our debt, including the effect of cross currency swaps and interest rate swaps, was as follows:

November 30, 2018
Fixed rate	29%
EUR fixed rate	29%
Floating rate	6%
EUR floating rate	28%
GBP floating rate	8%

At November 30, 2018, we had interest rate swaps that have effectively changed $385 million of EURIBOR-based floating rate euro debt to fixed rate euro debt. Based on a 10% change in the November 30, 2018 market interest rates, our annual interest expense on floating rate debt, including the effect of our interest rate swaps, would change by an insignificant amount. Substantially all of our fixed rate debt can only be called or prepaid by incurring additional costs.

Fuel Price Risks

Substantially all our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We have been installing advanced air quality systems on our ships. These efforts are mitigating much of the impact from the ECA requirements. Given the installation schedule, we expect to use a greater percentage of low sulfur fuel in 2020, which may increase our fuel costs.

Based on a 10% change in fuel prices versus the current spot price that was used to calculate fuel expense in our December 20, 2018 guidance, we estimate that our adjusted diluted earnings per share December 20, 2018 guidance would change by the following:

•	$0.21 per share on an annualized basis for 2019

•	$0.05 per share for the first quarter of 2019

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below for 2014 through 2018 and as of the end of each such year, except for the statistical data, are derived from our consolidated financial statements and should be read in conjunction with those consolidated financial statements and the related notes.

(in millions, except per share, per ton and currency data)	Years Ended November 30,
	2018	2017	2016	2015	2014
Statements of Income Data
Revenues	$18,881	$17,510	$16,389	$15,714	$15,884
Operating income	$3,325	$2,809	$3,071	$2,574	$1,772
Net income	$3,152	$2,606	$2,779	$1,757	$1,216
Earnings per share
Basic	$4.45	$3.61	$3.73	$2.26	$1.57
Diluted	$4.44	$3.59	$3.72	$2.26	$1.56
Adjusted net income	$3,029	$2,770	$2,580	$2,106	$1,504
Adjusted earnings per share - diluted	$4.26	$3.82	$3.45	$2.70	$1.93
Dividends declared per share	$1.95	$1.60	$1.35	$1.10	$1.00
Statistical Data
ALBDs (in thousands)	83,872	82,303	80,002	77,307	76,000
Occupancy percentage	106.9%	105.9%	105.9%	104.8%	104.1%
Passengers carried (in thousands)	12,407	12,130	11,520	10,840	10,570
Fuel consumption in metric tons (in thousands)	3,296	3,286	3,233	3,181	3,194
Fuel consumption in metric tons per thousand ALBDs	39.3	39.9	40.4	41.2	42.0
Fuel cost per metric ton consumed	$491	$378	$283	$393	$636
Currencies (USD to 1)
AUD	$0.75	$0.77	$0.74	$0.76	$0.91
CAD	$0.78	$0.77	$0.75	$0.79	$0.91
EUR	$1.18	$1.12	$1.11	$1.12	$1.34
GBP	$1.34	$1.28	$1.37	$1.54	$1.66
RMB	$0.15	$0.15	$0.15	$0.16	$0.16
	As of November 30,
(in millions)	2018	2017	2016	2015	2014
Balance Sheet
Total assets (a)	$42,401	$40,778	$38,881	$39,237	$39,448
Total debt (a)	$10,323	$9,195	$9,399	$8,787	$9,088

(a)	Total assets and total debt for years 2015 and 2014 have not been updated to reflect the changes as a result of adopting ASU 2015-03 - Debt Issuance Cost

	Years Ended November 30,
(in millions, except for per share data):	2018	2017	2016	2015	2014
Net income
U.S. GAAP net income	$3,152	$2,606	$2,779	$1,757	$1,216
Unrealized (gains) losses on fuel derivatives, net	(94)	(227)	(236)	332	268
(Gains) losses on ship sales and impairments	(38)	387	(2)	(8)	2
Restructuring expenses	1	3	2	25	18
Other	8	—	37	—	—
Adjusted net income	$3,029	$2,770	$2,580	$2,106	$1,504

Weighted-average shares outstanding	710	725	747	779	778

Earnings per share
U.S. GAAP earnings per share	$4.44	$3.59	$3.72	$2.26	$1.56
Unrealized (gains) losses on fuel derivatives, net	(0.13)	(0.31)	(0.32)	0.42	0.35
(Gains) losses on ship sales and impairments	(0.05)	0.53	—	(0.01)	—
Restructuring expenses	—	—	—	0.03	0.02
Other	0.01	—	0.05	—	—
Adjusted earnings per share	$4.26	$3.82	$3.45	$2.70	$1.93

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

As of November 30, 2018, there were 3,024 holders of record of Carnival Corporation common stock and 29,330 holders of record of Carnival plc ordinary shares and 113 holders of record of Carnival plc ADSs. The past performance of our share prices cannot be relied on as a guide to their future performance.

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

	Assumes $100 Invested on November 30, 2013 Assumes Dividends Reinvested Years Ended November 30,
	2013	2014	2015	2016	2017	2018
Carnival Corporation Common Stock	$100	$125	$147	$154	$200	$189
Dow Jones Recreational Index	$100	$133	$148	$144	$193	$192
FTSE 100 Index	$100	$99	$94	$87	$105	$98
S&P 500 Index	$100	$117	$120	$130	$159	$169

Carnival plc

The following graph compares the Price Performance of $100 invested in Carnival plc ADSs, each representing one ordinary share of Carnival plc, with the Price Performance of $100 invested in each of the indexes noted below. The Price Performance is calculated in the same manner as previously discussed.

	Assumes $100 Invested on November 30, 2013 Assumes Dividends Reinvested Years Ended November 30,
	2013	2014	2015	2016	2017	2018
Carnival plc ADS	$100	$124	$150	$150	$200	$185
Dow Jones Recreational Index	$100	$133	$148	$144	$193	$192
FTSE 100 Index	$100	$99	$94	$87	$105	$98
S&P 500 Index	$100	$117	$120	$130	$159	$169

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

	2018 Quarters Ended
(in millions, except per share data)	February 28	May 31	August 31	November 30
Revenues	$4,232	$4,357	$5,836	$4,456
Operating income	$419	$559	$1,794	$552
Net income	$391	$561	$1,707	$494
Earnings per share
Basic	$0.54	$0.79	$2.42	$0.71
Diluted	$0.54	$0.78	$2.41	$0.71
Adjusted net income (a)	$375	$489	$1,673	$492
Adjusted earnings per share - diluted (a)	$0.52	$0.68	$2.36	$0.70
Dividends declared per share	$0.45	$0.50	$0.50	$0.50

(a)	Adjusted net income and adjusted fully diluted earnings per share were computed as follows:

	2018 Quarters Ended
(in millions, except per share data)	February 28	May 31	August 31	November 30
Net income
U.S. GAAP net income	$391	$561	$1,707	$494
Unrealized (gains) losses on fuel derivatives, net	(32)	(50)	(8)	(4)
(Gains) losses on ship sales and impairments	16	(28)	(27)	—
Restructuring expenses	—	—	—	1
Other	—	6	—	1
Adjusted net income	$375	$489	$1,673	$492

Weighted-average shares outstanding	719	715	707	699

Earnings per share
U.S. GAAP earnings per share	$0.54	$0.78	$2.41	$0.71
Unrealized (gains) losses on fuel derivatives, net	(0.05)	(0.07)	(0.01)	(0.01)
(Gains) losses on ship sales and impairments	0.02	(0.04)	(0.04)	—
Restructuring expenses	—	—	—	—
Other	—	0.01	—	—
Adjusted earnings per share	$0.52	$0.68	$2.36	$0.70

	2017 Quarters Ended
(in millions, except per share data)	February 28	May 31	August 31	November 30
Revenues	$3,791	$3,945	$5,515	$4,259
Operating income	$368	$500	$1,393	$548
Net income	$352	$379	$1,329	$546
Earnings per share
Basic	$0.48	$0.52	$1.84	$0.76
Diluted	$0.48	$0.52	$1.83	$0.76
Adjusted net income (a)	$279	$378	$1,659	$452
Adjusted earnings per share - diluted (a)	$0.38	$0.52	$2.29	$0.63
Dividends declared per share	$0.35	$0.40	$0.40	$0.45

(a)	Adjusted net income and adjusted fully diluted earnings per share were computed as follows:

	2017 Quarters Ended
(in millions, except per share data)	February 28	May 31	August 31	November 30
Net income
U.S. GAAP net income	$352	$379	$1,329	$546
Unrealized losses (gains) on fuel derivatives, net	(72)	2	(65)	(93)
(Gains) losses on ship sales and impairments	—	(4)	392	(1)
Restructuring expenses	—	—	3	—
Other	(1)	1	—	—
Adjusted net income	$279	$378	$1,659	$452

Weighted-average shares outstanding	728	727	726	722

Earnings per share
U.S. GAAP earnings per share	$0.48	$0.52	$1.83	$0.76
Unrealized (gains) losses on fuel derivatives, net	(0.10)	—	(0.09)	(0.13)
(Gains) losses on ship sales and impairments	—	—	0.55	—
Restructuring expenses	—	—	—	—
Other	—	—	—	—
Adjusted earnings per share	$0.38	$0.52	$2.29	$0.63