Form 10-K, Exhibit 13
period 2019-11-30
CARNIVAL CORP; CARNIVAL PLC
filed 2020-01-28
CIK 815097, 1125259

Exhibit 13
CARNIVAL CORPORATION & PLC
EXHIBIT 13 TO FORM 10-K
FOR THE YEAR ENDED NOVEMBER 30, 2019

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

	Years Ended November 30,
	2019	2018	2017
Revenues
Cruise
Passenger ticket	$14,104	$13,930	$12,944
Onboard and other	6,331	4,679	4,330
Tour and other	390	272	236
	20,825	18,881	17,510
Operating Costs and Expenses
Cruise
Commissions, transportation and other	2,720	2,590	2,359
Onboard and other	2,101	638	587
Payroll and related	2,249	2,190	2,107
Fuel	1,562	1,619	1,244
Food	1,083	1,066	1,031
Other ship operating	2,925	2,807	3,010
Tour and other	268	180	163
	12,909	11,089	10,501
Selling and administrative	2,480	2,450	2,265
Depreciation and amortization	2,160	2,017	1,846
Goodwill and trademark impairment	—	—	89
	17,549	15,556	14,701
Operating Income	3,276	3,325	2,809
Nonoperating Income (Expense)
Interest income	23	14	9
Interest expense, net of capitalized interest	(206)	(194)	(198)
Gains on fuel derivatives, net	—	59	35
Other income (expense), net	(32)	3	11
	(215)	(118)	(143)
Income Before Income Taxes	3,060	3,207	2,666
Income Tax Expense, Net	(71)	(54)	(60)
Net Income	$2,990	$3,152	$2,606
Earnings Per Share
Basic	$4.34	$4.45	$3.61
Diluted	$4.32	$4.44	$3.59
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	Years Ended November 30,
	2019	2018	2017
Net Income	$2,990	$3,152	$2,606
Items Included in Other Comprehensive Income (Loss)
Change in foreign currency translation adjustment	(86)	(199)	590
Other	(31)	32	82
Other Comprehensive Income (Loss)	(117)	(167)	672
Total Comprehensive Income	$2,873	$2,986	$3,278
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED BALANCE SHEETS
(in millions, except par values)

	November 30,
	2019	2018
ASSETS
Current Assets
Cash and cash equivalents	$518	$982
Trade and other receivables, net	444	358
Inventories	427	450
Prepaid expenses and other	671	436
Total current assets	2,059	2,225
Property and Equipment, Net	38,131	35,336
Goodwill	2,912	2,925
Other Intangibles	1,174	1,176
Other Assets	783	738
	$45,058	$42,401
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Short-term borrowings	$231	$848
Current portion of long-term debt	1,596	1,578
Accounts payable	756	730
Accrued liabilities and other	1,809	1,654
Customer deposits	4,735	4,395
Total current liabilities	9,127	9,204
Long-Term Debt	9,675	7,897
Other Long-Term Liabilities	890	856
Commitments and Contingencies
Shareholders' Equity
Common stock of Carnival Corporation, $0.01 par value; 1,960 shares authorized; 657 shares at 2019 and 656 shares at 2018 issued	7	7
Ordinary shares of Carnival plc, $1.66 par value; 217 shares at 2019 and 2018 issued	358	358
Additional paid-in capital	8,807	8,756
Retained earnings	26,653	25,066
Accumulated other comprehensive income (loss) (“AOCI”)	(2,066)	(1,949)
Treasury stock, 130 shares at 2019 and 129 shares at 2018 of Carnival Corporation and 60 shares at 2019 and 48 shares at 2018 of Carnival plc, at cost	(8,394)	(7,795)
Total shareholders' equity	25,365	24,443
	$45,058	$42,401
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended November 30,
	2019	2018	2017
OPERATING ACTIVITIES
Net income	$2,990	$3,152	$2,606
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	2,160	2,017	1,846
Impairments	26	16	392
Gains on fuel derivatives, net	—	(59)	(35)
Share-based compensation	46	65	63
Other, net	43	(6)	51
	5,265	5,186	4,923
Changes in operating assets and liabilities
Receivables	(114)	(58)	6
Inventories	79	(67)	(49)
Prepaid expenses and other	(254)	74	(13)
Accounts payable	34	(24)	21
Accrued and other liabilities	80	(100)	73
Customer deposits	387	539	361
Net cash provided by (used in) operating activities	5,475	5,549	5,322
INVESTING ACTIVITIES
Purchases of property and equipment	(5,429)	(3,749)	(2,944)
Proceeds from sales of ships	26	389	—
Payments of fuel derivative settlements	(6)	(39)	(203)
Other, net	132	(114)	25
Net cash provided by (used in) investing activities	(5,277)	(3,514)	(3,122)
FINANCING ACTIVITIES
Proceeds from (repayments of) short-term borrowings, net	(605)	417	(29)
Principal repayments of long-term debt	(1,651)	(1,556)	(1,227)
Proceeds from issuance of long-term debt	3,674	2,542	467
Dividends paid	(1,387)	(1,355)	(1,087)
Purchases of treasury stock	(603)	(1,468)	(552)
Other, net	(82)	(39)	(24)
Net cash provided by (used in) financing activities	(655)	(1,460)	(2,452)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(9)	(1)	11
Net increase (decrease) in cash, cash equivalents and restricted cash	(465)	574	(241)
Cash, cash equivalents and restricted cash at beginning of year	996	422	662
Cash, cash equivalents and restricted cash at end of year	$530	$996	$422
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in millions)

	Common stock	Ordinary shares	Additional paid-in capital	Retained earnings	AOCI	Treasury stock	Total shareholders’ equity
At November 30, 2016	$7	$358	$8,632	$21,843	$(2,454)	$(5,789)	$22,597
Change in accounting principle (a)	—	—	2	(2)	—	—	—
Net income	—	—	—	2,606	—	—	2,606
Other comprehensive income (loss)	—	—	—	—	672	—	672
Cash dividends declared	—	—	—	(1,155)	—	—	(1,155)
Purchases of treasury stock under the Repurchase Program and other	—	—	56	—	—	(560)	(504)
At November 30, 2017	7	358	8,690	23,292	(1,782)	(6,349)	24,216
Net income	—	—	—	3,152	—	—	3,152
Other comprehensive income (loss)	—	—	—	—	(167)	—	(167)
Cash dividends declared	—	—	—	(1,378)	—	—	(1,378)
Purchases of treasury stock under the Repurchase Program and other	—	—	66	—	—	(1,446)	(1,380)
At November 30, 2018	7	358	8,756	25,066	(1,949)	(7,795)	24,443
Change in accounting principle (b)	—	—	—	(24)	—	—	(24)
Net income	—	—	—	2,990	—	—	2,990
Other comprehensive income (loss)	—	—	—	—	(117)	—	(117)
Cash dividends declared	—	—	—	(1,379)	—	—	(1,379)
Purchases of treasury stock under the Repurchase Program and other	—	—	51	—	—	(599)	(548)
At November 30, 2019	$7	$358	$8,807	$26,653	$(2,066)	$(8,394)	$25,365
The accompanying notes are an integral part of these consolidated financial statements.

(a)    We elected to early adopt the provisions of Compensation - Stock Compensation - Improvements to Employee Share-Based Payment Accounting on December 1, 2016.
(b)    We adopted the provisions of Revenue from Contracts with Customers and Derivatives and Hedging on December 1, 2018.

CARNIVAL CORPORATION & PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – General

Description of Business

Carnival Corporation was incorporated in Panama in 1972 and Carnival plc was incorporated in England and Wales in 2000. Together with their consolidated subsidiaries, they are referred to collectively in these consolidated financial statements and elsewhere in this 2019 Annual Report as “Carnival Corporation & plc,” “our,” “us” and “we.” The consolidated financial statements include the accounts of Carnival Corporation and Carnival plc and their respective subsidiaries.

We are the world’s largest leisure travel company and among the most profitable and financially strong in the cruise and vacation industries. We are also the largest cruise company, carrying nearly 45 percent of global cruise guests, and a leading provider of vacations to all major cruise destinations throughout the world. With operations in North America, Australia, Europe and Asia, we operate a portfolio of leading global, regional and national cruise brands that sell tailored cruise products, services and vacation experiences on 104 cruise ships to the world’s most desirable destinations.

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

Inventories

Inventories consist substantially of food, beverages, hotel supplies, fuel and retail merchandise, which are all carried at the lower of cost or net realizable value. Cost is determined using the weighted-average or first-in, first-out methods.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment charges. Depreciation is computed using the straight-line method over our estimates of useful lives and residual values, as a percentage of original cost, as follows:

	Years	Residual Values
Ships	30	15%
Ship improvements	3-30	0%
Buildings and improvements	10-40	0% or 10%
Computer hardware and software	2-12	0% or 10%
Transportation equipment and other	3-20	0% or 10%
Leasehold improvements, including port facilities	Shorter of the remaining lease term or related asset life (3-30)	0%

The cost of ships under construction include progress payments for the construction of new ships, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. We account for ship improvement costs, including replacements of certain significant components and parts, by capitalizing those costs we believe add value to our ships and have a useful life greater than one year and depreciating those improvements over their estimated remaining useful life. We have a capital program for the improvement of our ships and for asset replacements in order to enhance the effectiveness and efficiency of our operations; to comply with, or exceed all relevant legal and statutory requirements related to health, environment, safety, security and sustainability; and to gain strategic benefits or provide improved product innovations to our guests.

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

The costs of repairs and maintenance, including minor improvement costs and expenses related to dry-docks, are charged to expense as incurred and included in other ship operating expenses. Dry-dock expenses primarily represent planned major maintenance activities that are incurred when a ship is taken out-of-service for scheduled maintenance.

We review our long-lived assets for impairment whenever events or circumstances indicate that the carrying amounts of these assets may not be recoverable. Upon the occurrence of a triggering event, the assessment of possible impairment is based on our ability to recover the carrying value of our asset from the asset’s estimated undiscounted future cash flows. If these estimated undiscounted future cash flows are less than the carrying value of the asset, an impairment charge is recognized for the excess, if any, of the asset’s carrying value over its estimated fair value. The lowest level for which we maintain identifiable cash flows that are independent of the cash flows of other assets and liabilities is at the individual ship level. A significant amount of judgment is required in estimating the future cash flows and fair values of our cruise ships.

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business acquisition. We review our goodwill for impairment as of July 31 every year, or more frequently if events or circumstances dictate. All of our goodwill has been allocated to our reporting units. The impairment review for goodwill allows us to first assess qualitative factors to determine whether it is necessary to perform the more detailed quantitative goodwill impairment test. We would perform the quantitative test if our qualitative assessment determined it is more-likely-than-not that a reporting unit’s estimated fair value is less than its carrying amount. We may also elect to bypass the qualitative assessment and proceed directly to the quantitative test for any reporting unit. When performing the quantitative test, if the estimated fair value of the reporting unit exceeds its carrying value, no further analysis is required. However, if the estimated fair value of the reporting unit is less than the carrying value, goodwill is written down based on the difference between the reporting unit’s carrying amount and its fair value, limited to the amount of goodwill allocated to the reporting unit.

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

A significant amount of judgment is required in estimating the fair values of our reporting units.

Derivatives and Other Financial Instruments

We utilize derivative and non-derivative financial instruments, such as foreign currency forwards, options and swaps, foreign currency debt obligations and foreign currency cash balances, to manage our exposure to fluctuations in certain foreign currency exchange rates. We use interest rate swaps primarily to manage our interest rate exposure to achieve a desired proportion of fixed and floating rate debt. Our policy is to not use financial instruments for trading or other speculative purposes.

All derivatives are recorded at fair value. If a derivative is designated as a cash flow hedge, then the change in the fair value of the derivative is recognized as a component of AOCI until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable. If a derivative or a non-derivative financial instrument is designated as a hedge of our net investment in a foreign operation, then changes in the effective portion of the fair value of the financial instrument are recognized as a component of AOCI to offset the change in the translated value of the designated portion of net investment being hedged until the investment is sold or substantially liquidated, while the impact attributable to components excluded from the assessment of hedge effectiveness is recorded in interest expense, net of capitalized interest, on a systematic and rational basis. For derivatives that do not qualify for hedge accounting treatment, the change in fair value is recognized in earnings.

We classify the fair value of all our derivative contracts as either current or long-term, depending on the maturity date of the derivative contract. The cash flows from derivatives treated as cash flow hedges are classified in our Consolidated Statements of Cash Flows in the same category as the item being hedged. Our cash flows related to fuel derivatives are classified within investing activities.

Derivative valuations are based on observable inputs such as interest rates and commodity price curves, forward currency exchange rates, credit spreads, maturity dates, volatilities, and cross currency basis spreads. We use the income approach to value derivatives for foreign currency options and forwards, interest rate swaps and cross currency swaps using observable market data for all significant inputs and standard valuation techniques to convert future amounts to a single present value amount, assuming that participants are motivated but not compelled to transact.

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

We execute transactions in a number of different currencies. At the date that the transaction is recognized, each asset, liability, revenue, expense, gain or loss arising from the transaction is measured and recorded in the functional currency of the recording entity using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in a currency other than the functional currency are adjusted using the exchange rate at the balance sheet date, with gains or losses recorded in other income or other expense, unless such monetary balances have been designated as hedges of net investments in our foreign entities. The net gains or losses resulting from foreign currency transactions were insignificant in 2019, 2018 and 2017. In addition, the unrealized gains or losses on our long-term intercompany receivables and payables which are denominated in a non-functional currency and which are not expected to be repaid in the foreseeable future are recorded as foreign currency translation adjustments included as a component of AOCI.

Revenue and Expense Recognition

Guest cruise deposits represent unearned revenues and are initially included in customer deposit liabilities when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities, and all associated direct costs and expenses of a voyage are recognized as cruise costs and expenses, upon completion of voyages, with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. The impact of recognizing these shorter duration cruise revenues and costs and expenses on a completed voyage basis versus on a pro rata basis is not significant. Certain of our product offerings are bundled and we allocate the value of the bundled services and goods between passenger ticket revenues, onboard and other revenues and tour and other revenues based upon the estimated standalone selling prices of those goods and services.

Future travel discount vouchers are included as a reduction of cruise passenger ticket revenues when such vouchers are utilized. Guest cancellation fees are recognized in cruise passenger ticket revenues at the time of cancellation.

Our sale to guests of air and other transportation to and from airports near the home ports of our ships are included in cruise passenger ticket revenues, and the related cost of purchasing these services are included in cruise transportation costs. The proceeds that we collect from the sales of third-party shore excursions are included in onboard and other revenues and the related costs are included in onboard and other costs. The amounts collected on behalf of our onboard concessionaires, net of the amounts remitted to them, are included in onboard and other cruise revenues as concession revenues. All of these amounts are recognized on a completed voyage or pro rata basis as discussed above.

Cruise passenger ticket revenues include fees, taxes and charges collected by us from our guests. A portion of these fees, taxes and charges vary with guest head counts and are directly imposed on a revenue-producing arrangement. This portion of the fees, taxes and charges is expensed in commissions, transportation and other costs when the corresponding revenues are recognized. These fees, taxes and charges included in commissions, transportation and other costs were $659 million in 2019, $615 million in 2018 and $579 million in 2017. The remaining portion of fees, taxes and charges are expensed in other ship operating expenses when the corresponding revenues are recognized.

Revenues and expenses from our hotel and transportation operations, which are included in our Tour and Other segment, are recognized at the time the services are performed. Revenues from the long-term leasing of ships, which are also included in our Tour and Other segment, are recognized ratably over the term of the agreement.

Customer Deposits

Our payment terms generally require an initial deposit to confirm a reservation, with the balance due prior to the voyage. Cash received from guests in advance of the cruise is recorded in customer deposits and in other long-term liabilities on our Consolidated Balance Sheets. These amounts include refundable deposits. We had customer deposits of $4.9 billion in 2019 and $4.7 billion in 2018. During 2019, we recognized in revenues substantially all of our customer deposits as of December 1, 2018. Our customer deposits balance changes due to the seasonal nature of cash collections, the recognition of revenue and foreign currency translation.

Contract Receivables

Although we generally require full payment from our customers prior to or concurrently with their cruise, we grant credit terms to a relatively small portion of our revenue source. We also have receivables from credit card merchants for cruise ticket purchases and onboard revenue. These receivables are included within trade and other receivables, net.

Contract Assets

Contract assets are amounts paid prior to the start of a voyage, which we record as an asset within prepaid expenses and other and which are subsequently recognized as commissions, transportation and other at the time of revenue recognition. We have contract assets of $154 million and $151 million as of November 30, 2019 and December 1, 2018.

Insurance

We use a combination of insurance and self-insurance to cover a number of risks including illness and injury to crew, guest injuries, pollution, other third-party claims in connection with our cruise activities, damage to hull and machinery for each of our ships, war risks, workers’ compensation, directors’ and officers’ liability, property damage and general liability for shoreside third-party claims. We recognize insurance recoverables from third-party insurers up to the amount of recorded losses at the time the recovery is probable and upon settlement for amounts in excess of the recorded losses. All of our insurance policies are subject to coverage limits, exclusions and deductible levels. The liabilities associated with crew illnesses and crew and guest injury claims, including all legal costs, are estimated based on the specific merits of the individual claims or actuarially estimated based on historical claims experience, loss development factors and other assumptions.

Selling and Administrative Expenses

Selling expenses include a broad range of advertising, marketing and promotional expenses. Advertising is charged to expense as incurred, except for media production costs, which are expensed upon the first airing of the advertisement. Selling expenses totaled $728 million in 2019, $673 million in 2018 and $645 million in 2017. Administrative expenses represent the costs of our shoreside ship support, reservations and other administrative functions, and include salaries and related benefits, professional fees and building occupancy costs, which are typically expensed as incurred.

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

Accounting Pronouncements

The Financial Accounting Standards Board (the “FASB”) issued guidance, Revenue from Contracts with Customers (“ASC 606”), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. On December 1, 2018, we adopted this guidance using the modified retrospective method for all contracts as of the adoption date. Results for reporting periods beginning after December 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting under ASC 605.

The impact of the adoption of ASC 606 on our consolidated financial statements primarily relates to the gross presentation of prepaid travel agent commissions (Consolidated Balance Sheet), shore excursions and other onboard revenues and costs (Consolidated Statement of Income) which were historically presented net. As of December 1, 2018, we recorded a cumulative effect adjustment of $24 million to retained earnings related to the accounting for our loyalty programs.

The following tables summarize the impacts of ASC 606 adoption on our consolidated financial statements:

	Year ended November 30, 2019
(in millions)	Prior to adoption of ASC 606	Adjustments	As Reported
Consolidated Statement of Income
Onboard and other (Revenues)	$4,899	$1,432	$6,331
Revenues (Total)	$19,393	$1,432	$20,825
Onboard and other (Operating Costs and Expenses)	$669	$1,432	$2,101
Operating Costs and Expenses (Total)	$16,117	$1,432	$17,549
Operating Income	$3,276	$—	$3,276
Net Income	$2,990	$—	$2,990

	At November 30, 2019
(in millions)	Prior to adoption of ASC 606	Adjustments	As Reported
Consolidated Balance Sheet
Prepaid expenses and other	$517	$154	$671
Total current assets	$1,905	$154	$2,059
Customer deposits	$4,581	$154	$4,735
Total current liabilities	$8,973	$154	$9,127

	Year ended November 30, 2019
(in millions)	Prior to adoption of ASC 606	Adjustments	As Reported
Consolidated Statement of Cash Flows
Prepaid expenses and other	$(100)	$(154)	$(254)
Customer deposits	$233	$154	$387
Net cash provided by operating activities	$5,475	$—	$5,475

The FASB issued amended guidance, Business Combinations - Clarifying the Definition of a Business, which assists entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. On December 1, 2018, we adopted this guidance using the prospective transition method. The adoption of this guidance had no impact on our consolidated financial statements.

The FASB issued amended guidance, Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments, which clarifies how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments are aimed at reducing the existing diversity in practice. On December 1, 2018, we adopted this guidance using the retrospective method for each period presented. The adoption of this guidance had no impact on our consolidated financial statements.

The FASB issued amended guidance, Statement of Cash Flows - Restricted Cash. On December 1, 2018, we adopted this guidance using the retrospective method for each period presented. As a result, we now present restricted cash with cash and cash equivalents in the statement of cash flows. The reclassification of restricted cash balances from investing activities to changes in cash, cash equivalents and restricted cash was not material for the periods presented.

The FASB issued amended guidance, Service Concession Arrangements, which clarifies that the grantor in a service arrangement should be considered the customer of the operating entity in all cases. On December 1, 2018, we adopted this guidance using the modified retrospective method. The adoption of this guidance had no impact on our consolidated financial statements.

The FASB issued amended guidance, Derivatives and Hedging, which targeted improvements to accounting for hedging activities such as hedging strategies, effectiveness assessments and recognition of derivative gains or losses. On December 1, 2018, we early adopted this guidance using the modified retrospective approach, which did not have a material impact on our financial statements.

The FASB issued guidance, Leases, which requires an entity to recognize both assets and liabilities arising from financing and operating leases, with the exception of short-term leases, along with additional qualitative and quantitative disclosures. This guidance is required to be adopted by us in the first quarter of 2020 and must be applied using a modified retrospective approach which allows entities to either apply the new lease standard to the beginning of the earliest period presented or only to the consolidated financial statements in the period of adoption without restating prior periods. We have elected to apply the new guidance at the date of adoption without restating prior periods.

We have implemented a new lease accounting system and are executing changes to our internal controls to address the collection, recording, and accounting for leases in accordance with the new guidance. While we are substantially complete with the process of quantifying the impacts that will result from applying the new guidance, our assessment will be finalized during the first quarter of 2020. Based on our currently contracted commitments and our assessment to date, the initial adoption of this guidance is expected to increase both our total assets and total liabilities by approximately $1.4 billion to $1.6 billion, reflecting the lease rights and obligations arising from our lease arrangements. We do not expect this guidance to have a significant impact to our consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of cash flows or the compliance with debt-covenants under our current agreements.

The FASB issued amended guidance, Intangibles - Goodwill and Other - Internal-Use Software, which requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance to determine which implementation costs to capitalize as assets or expense as incurred. The expense related to deferred implementation costs is required to be presented in the same income statement line item as the related hosting fees. Additionally, the payments for deferred implementation costs are required to be presented in the same line item in the statement of cash flows as payments for the related hosting fees. This guidance is required to be adopted by us in the first quarter of 2021, early adoption is permitted. We have elected the prospective adoption method. We are currently evaluating the impact this guidance will have on our consolidated financial statements.

NOTE 3 – Property and Equipment

	November 30,
(in millions)	2019	2018
Ships and ship improvements	$50,446	$46,957
Ships under construction	2,492	2,004
Other property and equipment	3,843	3,661
Total property and equipment	56,781	52,622
Less accumulated depreciation	(18,650)	(17,286)
	$38,131	$35,336

Capitalized interest amounted to $39 million in 2019, $36 million in 2018 and $28 million in 2017.

Sales of Ships

In March 2019, we sold and transferred an NAA segment 1,680-passenger capacity ship.

In April 2019, we sold and transferred an NAA segment 1,260-passenger capacity ship.

In July 2019, we transferred an NAA segment 840-passenger capacity ship.

In August 2019, we transferred an EA segment 1,880-passenger capacity ship.

In November 2019, we entered into an agreement to sell an NAA segment 1,600-passenger capacity ship. The ship will be transferred to the buyer in 2021.

In November 2019, we entered into an agreement to sell an NAA segment 1,260-passenger capacity ship. The ship will be transferred to the buyer in 2021.

NOTE 4 – Other Assets

We have a minority interest in Grand Bahama Shipyard Ltd. (“Grand Bahama”), a ship repair and maintenance facility. Grand Bahama provided services to us of $62 million in 2019, $89 million in 2018 and $97 million in 2017. As of November 30, 2019, our investment in Grand Bahama was $54 million, consisting of $15 million in equity and a loan of $39 million. As of November 30, 2018, our investment in Grand Bahama was $64 million, consisting of $24 million in equity and a loan of $40 million.

We have a minority interest in the White Pass & Yukon Route (“White Pass”) that includes port, railroad and retail operations in Skagway, Alaska. White Pass has provided services to us of $22 million in 2019, and $8 million in 2018. As of November 30, 2019, our investment in White Pass was $102 million, consisting of $84 million in equity and a loan of $18 million. As of November 30, 2018, our investment in White Pass was $131 million, consisting of $81 million in equity and a loan of $50 million.

We have a minority interest in CSSC Carnival Cruise Shipping Limited (“CSSC-Carnival”), a China-based cruise company which will operate its own fleet designed to serve the Chinese market. As of November 30, 2019 and 2018, our investment in CSSC-Carnival was $48 million and $49 million. In December 2019, we sold a controlling interest in an entity with full ownership of two EA segment ships to CSSC-Carnival for $251 million. We will continue to operate both EA segment ships under bareboat charter agreements into 2021.

Following a relocation of one of our Executive Officers, we over withheld taxes for the years 2015 to 2017. While the Executive Officer has filed for a refund of the overage from the tax authorities, we cannot be certain as to the timing nor likelihood of a full refund. We have reimbursed the Executive Officer for the amount over withheld by us in the amount of €4 million. In return, we are entitled to any refund received in relation to the over withheld taxes from the tax authorities. We have also paid a portion of the Executive Officer’s professional services fees incurred related to this matter.

NOTE 5 – Unsecured Debt

	November 30, 2019		November 30,
(in millions)	Interest Rates	Maturities Through	2019		2018
Long-Term Debt
Export Credit Facilities
Fixed rate	2.4% to 4.4%	2031	$3,485		$1,819
EUR fixed rate	1.1% to 4.5%	2031	699		189
Floating rate	2.4% to 2.7%	2022	174		240
EUR floating rate	0.0% to 0.6%	2027	1,040		1,297
Bank Loans
EUR fixed rate	0.5% to 3.9%	2021	221		257
Floating rate	3.1%	2025	300		495
EUR floating rate	0.0% to 0.7%	2023	1,596		1,193
GBP floating rate	1.3% to 1.7%	2023	854	—	848
Publicly-Traded Notes
Fixed rate	4.0% to 7.2%	2028	1,217		1,217
EUR fixed rate	1.0% to 1.9%	2029	1,816		1,989
Short-Term Borrowings
EUR floating rate commercial paper	(0.3)%	2020	231		621
EUR fixed rate bank loans	—%	—	—		227
Total Debt			11,634		10,394
Less: Unamortized debt issuance costs			(131)		(71)
Total Debt, net of unamortized debt issuance costs			11,503		10,323
Less: Short-term borrowings			(231)		(848)
Less: Current portion of long-term debt			(1,596)		(1,578)
Long-Term Debt			$9,675		$7,897

The debt table does not include the impact of our foreign currency and interest rate swaps. The interest rates on some of our debt, and in the case of our revolving credit facility, fluctuate based on the applicable rating of senior unsecured long-term securities of Carnival Corporation or Carnival plc. For the twelve months ended November 30, 2019 we did not have borrowings or repayments of commercial paper with original maturities greater than three months. For the twelve months ended November 30, 2018 and 2017, we had borrowings of $2 million and $111 million and repayments of $2 million and $364 million of commercial paper with original maturities greater than three months.

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

Substantially all of our fixed rate debt can be called or prepaid by incurring additional costs. In addition, substantially all of our debt agreements contain one or more financial covenants that require us to:

•Maintain minimum debt service coverage
•Maintain minimum shareholders’ equity
•Limit our debt to capital ratio
•Limit the amounts of our secured assets as well as secured and other indebtedness

Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables could become due, and all debt and derivative contracts could be terminated. At November 30, 2019, we were in compliance with all of our debt covenants.

The scheduled annual maturities of our debt were as follows:

(in millions)
Fiscal	November 30, 2019
2020	$1,827
2021	1,915
2022	1,352
2023	2,234
2024	680
Thereafter	3,627
$11,634

Committed Ship Financings

We have unsecured euro and U.S. dollar long-term export credit committed ship financings. These commitments, if drawn at the time of ship delivery, are generally repayable semi-annually over 12 years. We have the option to cancel each one at specified dates prior to the underlying ship’s delivery date.

Revolving Credit Facility

At November 30, 2019, we had a $3.0 billion ($1.7 billion, €1.0 billion and £150 million) multi-currency revolving credit facility that expires in 2024 (the “Facility”). A total of $2.8 billion of this capacity was available for drawing, which is net of outstanding commercial paper. We have options to extend the Facility through 2026 subject to the approval of each bank in the Facility. The Facility currently bears interest at LIBOR/EURIBOR plus a margin of 22.5 basis points (“bps”). The margin varies based on changes to Carnival Corporation’s long-term credit ratings. The Facility also includes an emissions linked margin adjustment whereby, after the initial applicable margin is set per the margin pricing grid, the margin may be adjusted based on performance in achieving certain agreed annual carbon emissions goals. We are required to pay a commitment fee on any undrawn portion.

NOTE 6 – Commitments

	Fiscal
(in millions)	2020	2021	2022	2023	2024	Thereafter	Total
New ship growth capital	$4,811	$3,622	$3,035	$2,011	$49	$1,003	$14,531
Port facilities leases	145	140	121	137	131	1,218	1,892
Other operating leases	74	56	40	36	36	190	432
Other long-term commitments	267	202	75	22	15	25	607
	$5,297	$4,020	$3,272	$2,206	$231	$2,436	$17,463

NOTE 7 – Contingencies

Litigation
On May 2, 2019, two lawsuits were filed against Carnival Corporation in the U.S. District Court for the Southern District of Florida under Title III of the Cuban Liberty and Democratic Solidarity Act, also known as the Helms-Burton Act. The complaint filed by Havana Docks Corporation alleges it holds an interest in the Havana Cruise Port Terminal and the complaint filed by Javier Garcia-Bengochea alleges that he holds an interest in the Port of Santiago, Cuba, both of which were expropriated by the Cuban Government. The complaints further allege that Carnival Cruise Line “trafficked” in those properties by embarking and disembarking passengers at these facilities. The plaintiffs seek all available statutory remedies, including the value of the expropriated property, plus interest, treble damages, attorneys’ fees and costs. The court denied our motion to dismiss the complaint filed by Javier Garcia-Bengochea, on August 26, 2019. While on August 28, 2019, the court denied our motion to dismiss the complaint filed by Havana Docks Corporation, later on January 6, 2020, it dismissed virtually identical cases brought by Havana Docks Corporation against other cruise lines, on the grounds raised in our motion to dismiss. In doing so, the court explicitly reversed its position on the issue and acknowledged the conflict with our case. Therefore, on January 6, 2020, we asked the court to formally dismiss the Havana Docks Corporation complaint.

We believe we have meritorious defenses to the claims and we intend to vigorously defend against them. We do not believe that it is likely that the outcome of these matters will be material, but litigation is inherently unpredictable and there can be no assurances that the final outcome of the case might not be material to our operating results or financial condition.

Additionally, in the normal course of our business, various claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits, or any settlement of claims and lawsuits, are covered by insurance and the maximum amount of our liability, net of any insurance recoverables, is typically limited to our self-insurance retention levels. We believe the ultimate outcome of these claims, lawsuits and settlements, as applicable, each and in the aggregate, will not have a material impact on our consolidated financial statements.

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

Regulations under Section 883 list certain activities that the IRS does not consider to be incidental to the international operation of ships and, therefore, the income attributable to such activities, to the extent such income is U.S. source, does not qualify for the Section 883 exemption. Among the activities identified as not incidental are income from the sale of air transportation, transfers, shore excursions and pre- and post-cruise land packages to the extent earned from sources within the U.S.

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

Most of Costa’s and AIDA’s earnings that are not eligible for taxation under the Italian tonnage tax regime will be taxed at an effective tax rate of 4.8% in 2019 and 2018.

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

NOTE 9 – Shareholders’ Equity

Under a share repurchase program effective 2004, we are authorized to repurchase Carnival Corporation common stock and Carnival plc ordinary shares (the “Repurchase Program”). Effective August 27, 2018, the company approved modifications of the general authorization under the Repurchase Program, which replenished the remaining authorized repurchases at the time of the approvals to $1.0 billion. The Repurchase Program does not have an expiration date and may be discontinued by our Boards of Directors at any time.

	Carnival Corporation		Carnival plc
(in millions)	Number of Shares Repurchased	Dollar Amount Paid for Shares Repurchased	Number of Shares Repurchased	Dollar Amount Paid for Shares Repurchased
2019	0.6	$26	12.2	$569
2018	7.8	$476	16.3	$985
2017	3.3	$223	5.6	$335

	AOCI
	November 30,
(in millions)	2019	2018
Cumulative foreign currency translation adjustments, net	$(1,961)	$(1,875)
Unrecognized pension expenses	(88)	(56)
Net losses on cash flow derivative hedges	(18)	(19)
	$(2,066)	$(1,949)

During 2019, 2018 and 2017, there were $5 million, $5 million and $18 million of unrecognized pension expenses that were reclassified out of accumulated other comprehensive loss and were included within payroll and related expenses and selling and administrative expenses.

We declared quarterly cash dividends on all of our common stock and ordinary shares as follows:

	Quarters Ended
(in millions, except per share data)	February 28	May 31	August 31	November 30
2019
Dividends declared per share	$0.50	$0.50	$0.50	$0.50
Dividends declared	$345	$346	$342	$346

2018
Dividends declared per share	$0.45	$0.50	$0.50	$0.50
Dividends declared	$322	$357	$350	$349

2017
Dividends declared per share	$0.35	$0.40	$0.40	$0.45
Dividends declared	$251	$291	$289	$324

Carnival Corporation’s Articles of Incorporation authorize its Board of Directors, at its discretion, to issue up to 40 million shares of preferred stock. At November 30, 2019 and 2018, no Carnival Corporation preferred stock or Carnival plc preference shares had been issued.

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

Financial Instruments that are not Measured at Fair Value on a Recurring Basis

	November 30, 2019				November 30, 2018
	Carrying Value	Fair Value			Carrying Value	Fair Value
(in millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Assets
Long-term other assets (a)	$181	$—	$31	$149	$127	$—	$30	$95
Total	$181	$—	$31	$149	$127	$—	$30	$95
Liabilities
Fixed rate debt (b)	$7,438	$—	$7,782	$—	$5,699	$—	$5,799	$—
Floating rate debt (b)	4,195	—	4,248	—	4,695	—	4,727	—
Total	$11,634	$—	$12,030	$—	$10,394	$—	$10,526	$—

(a)
Long-term other assets are comprised of notes receivables, which include loans on ship sales. The fair values of our Level 2 notes receivables were based on estimated future cash flows discounted at appropriate market interest rates. The fair values of our Level 3 notes receivable were estimated using risk-adjusted discount rates.

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

Financial Instruments that are Measured at Fair Value on a Recurring Basis

	November 30, 2019			November 30, 2018
(in millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$518	$—	$—	$982	$—	$—
Restricted cash	13	—	—	14	—	—
Derivative financial instruments	—	58	—	—	—	—
Total	$530	$58	$—	$996	$—	$—
Liabilities
Derivative financial instruments	$—	$25	$—	$—	$29	$—
Total	$—	$25	$—	$—	$29	$—

Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis

Valuation of Goodwill and Trademarks

As of July 31, 2019 and 2018, we performed our annual goodwill and trademark impairment reviews and we determined there was no impairment for goodwill or trademarks.

As of November 30, 2019, we performed an additional goodwill impairment review for our Costa reporting unit, $435 million of goodwill recorded, and we determined there was no impairment for goodwill.

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

The determination of our reporting unit goodwill fair values includes numerous assumptions that are subject to various risks and uncertainties. The principal assumptions used in our goodwill impairment reviews consist of:

•	Changes in conditions or strategy, including decisions about the allocation of new ships amongst brands and transfer of ships between brands

•	Forecasted future operating results, including net revenue yields and fuel expenses

•	Weighted-average cost of capital of market participants, adjusted for the risk attributable to the geographic regions in which these cruise brands operate

We believe that we have made reasonable estimates and judgments. A change in the conditions, circumstances or strategy, including decisions about the allocation of new ships amongst brands and the transfer of ships between brands (influencing fair values in the future), may result in a need to recognize an additional impairment charge.

	Goodwill
(in millions)	NAA Segment	EA Segment	Total
At November 30, 2017	$1,898	$1,069	$2,967
Foreign currency translation adjustment	—	(42)	(42)
At November 30, 2018	1,898	1,027	2,925
Foreign currency translation adjustment	—	(13)	(13)
At November 30, 2019	$1,898	$1,014	$2,912

	Trademarks
(in millions)	NAA Segment	EA Segment	Total
At November 30, 2017	$928	$251	$1,179
Foreign currency translation adjustment	—	(10)	(10)
At November 30, 2018	927	242	1,169
Foreign currency translation adjustment	—	(2)	(2)
At November 30, 2019	$927	$240	$1,167

Impairments of Ships

We review our long-lived assets for impairment whenever events or circumstances indicate potential impairment. Primarily as a result of our decision during 2017 to strategically realign our business in Australia, which included reducing capacity in P&O Cruises (Australia), we performed undiscounted cash flow analyses on certain ships as of July 31, 2017. Based on these undiscounted cash flow analyses, we determined that some of these ships had net carrying values that exceeded their estimated undiscounted future cash flows. We estimated the July 31, 2017 fair values of these ships based on their discounted cash flows and comparable market transactions. We then compared these estimated fair values to the net carrying values and, as a result, we recognized $162 million and $142 million of ship impairment charges in the NAA and EA segments, respectively, for the year end November 30, 2017. The impairment is included in other ship operating expenses in our consolidated statements of income.

The principal assumptions used in our analyses consisted of changes in strategy, including decisions about itineraries and the transfer of ships between brands, forecasted future operating results, including net revenue yields and fuel expenses and estimated ship sale timing and proceeds. All principal assumptions are considered Level 3 inputs.

Derivative Instruments and Hedging Activities

		November 30,
(in millions)	Balance Sheet Location	2019	2018
Derivative assets
Derivatives designated as hedging instruments
Cross currency swaps (a)	Prepaid expenses and other	$32	$—
	Other assets	25
Total derivative assets		$58	$—
Derivative liabilities
Derivatives designated as hedging instruments
Cross currency swaps (a)	Accrued liabilities and other	$1	$5
	Other long-term liabilities	9	—
Foreign currency zero cost collars (b)	Accrued liabilities and other	1	—
Interest rate swaps (c)	Accrued liabilities and other	6	8
	Other long-term liabilities	9	11
		25	23
Derivatives not designated as hedging instruments
Fuel	Accrued liabilities and other	—	6
Total derivative liabilities		$25	$29

(a)
At November 30, 2019 and 2018, we had cross currency swaps totaling $1.9 billion and $156 million, respectively, that are designated as hedges of our net investments in foreign operations with a euro-denominated functional currency. At November 30, 2019, these cross currency swaps settle through 2031.

(b)
At November 30, 2019, we had foreign currency derivatives consisting of foreign currency zero cost collars that are designated as foreign currency cash flow hedges for a portion of our euro-denominated shipbuilding payments. See “Newbuild Currency Risks” below for additional information regarding these derivatives.

(c)
We have interest rate swaps designated as cash flow hedges whereby we receive floating interest rate payments in exchange for making fixed interest rate payments. These interest rate swap agreements effectively changed $300 million at November 30, 2019 and $385 million at November 30, 2018 of EURIBOR-based floating rate euro debt to fixed rate euro debt. At November 30, 2019, these interest rate swaps settle through 2025.

Our derivative contracts include rights of offset with our counterparties. We have elected to net certain of our derivative assets and liabilities within counterparties.

	November 30, 2019
(in millions)	Gross Amounts	Gross Amounts Offset in the Balance Sheet	Total Net Amounts Presented in the Balance Sheet	Gross Amounts not Offset in the Balance Sheet	Net Amounts
Assets	$58	$—	$58	$(4)	$54
Liabilities	$25	$—	$25	$(4)	$21

	November 30, 2018
(in millions)	Gross Amounts	Gross Amounts Offset in the Balance Sheet	Total Net Amounts Presented in the Balance Sheet	Gross Amounts not Offset in the Balance Sheet	Net Amounts
Assets	$—	$—	$—	$—	$—
Liabilities	$29	$—	$29	$—	$29

The effect of our derivatives qualifying and designated as hedging instruments recognized in other comprehensive income (loss) and in income was as follows:

	November 30,
(in millions)	2019	2018	2017
Gains (losses) recognized in AOCI:
Cross currency swaps – net investment hedges	$43	$18	$(31)
Foreign currency zero cost collars – cash flow hedges	$(1)	$(12)	$45
Interest rate swaps – cash flow hedges	$3	$6	$8
Gains (losses) reclassified from AOCI – cash flow hedges:
Interest rate swaps – Interest expense, net of capitalized interest	$(7)	$(10)	$(11)
Foreign currency zero cost collars - Depreciation and amortization	$1	$1	$1
Gains (losses) recognized on derivative instruments (amount excluded from effectiveness testing – net investment hedges)
Cross currency swaps – Interest expense, net of capitalized interest	$23	$—	$—

At November 30, 2019 and 2018, no collateral was required to be posted to or received from our fuel derivative counterparties.

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

	November 30,
(in millions)	2018	2017
Unrealized gains on fuel derivatives, net	$94	$227
Realized losses on fuel derivatives, net	(35)	(192)
Gains (losses) on fuel derivatives, net	$59	$35

There were no unrealized or realized gains or losses on fuel derivatives for the period ended November 30, 2019.

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

Investment Currency Risks

We consider our investments in foreign operations to be denominated in stable currencies and are of a long-term nature. We partially mitigate the currency exposure of our investments in foreign operations by designating a portion of our foreign currency debt and derivatives as hedges of these investments. As of November 30, 2019, we have designated $854 million of our sterling-denominated debt as non-derivative hedges of our net investments in foreign operations and in 2019, we recognized $6 million of losses on these non-derivative net investment hedges in the cumulative translation adjustment section of other comprehensive income. We also have $7.5 billion of euro-denominated debt, including the effect of cross currency swaps, which provides an economic offset for our operations with euro functional currency.

Newbuild Currency Risks

Our shipbuilding contracts are typically denominated in euros. Our decision to hedge a non-functional currency ship commitment for our cruise brands is made on a case-by-case basis, considering the amount and duration of the exposure, market volatility, economic trends, our overall expected net cash flows by currency and other offsetting risks. We use foreign currency derivative contracts to manage foreign currency exchange rate risk for some of our ship construction payments. At November 30, 2019, for the following newbuilds, we had foreign currency zero cost collars for a portion of our euro-denominated shipyard payments. These collars are designated as cash flow hedges.

	Entered Into	Matures in	Weighted-Average Floor Rate	Weighted- Average Ceiling Rate
Enchanted Princess	2019	June 2020	$1.04	$1.28
Mardi Gras	2019	August 2020	$1.04	$1.28

If the spot rate is between the ceiling and floor rates on the date of maturity, then we would not owe or receive any payments under these collars.

At November 30, 2019, our remaining newbuild currency exchange rate risk primarily relates to euro-denominated newbuild contract payments to non-euro functional currency brands, which represent a total unhedged commitment of $7.3 billion for newbuilds scheduled to be delivered from 2020 through 2025.

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

Concentrations of Credit Risk

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. We seek to minimize these credit risk exposures, including counterparty nonperformance primarily associated with our cash equivalents, investments, notes receivables, committed financing facilities, contingent obligations, derivative instruments, insurance contracts, long-term ship charters and new ship progress payment guarantees, by:

•	Conducting business with well-established financial institutions, insurance companies and export credit agencies

•	Diversifying our counterparties

•	Having guidelines regarding credit ratings and investment maturities that we follow to help safeguard liquidity and minimize risk

•	Generally requiring collateral and/or guarantees to support notes receivable on significant asset sales, long-term ship charters and new ship progress payments to shipyards

We believe the risk of nonperformance by any of our significant counterparties is remote. At November 30, 2019, our exposures under foreign currency contracts and interest rate swap agreements were not material. We also monitor the creditworthiness of travel agencies and tour operators in Asia, Australia and Europe, which includes charter-hire agreements in Asia and credit and debit card providers to which we extend credit in the normal course of our business. Our credit exposure also includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in Australia and most of Europe where we are obligated to honor our guests’ cruise payments made by them to their travel agents and tour operators regardless of whether we have received these payments. Concentrations of credit risk associated with trade receivables, charter-hire agreements and contingent obligations are not considered to be material, principally due to the large number of unrelated accounts, the nature of these contingent obligations and their short maturities. We have not experienced significant credit losses on our trade receivables, notes receivables, charter-hire agreements and contingent obligations. We do not normally require collateral or other security to support normal credit sales.

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

	As of and for the years ended November 30,
(in millions)	Revenues	Operating costs and expenses	Selling and administrative	Depreciation and amortization	Operating income (loss)		Capital expenditures	Total assets
2019
NAA	$13,612	$8,370	$1,427	$1,364	$2,451		$2,781	$27,102
EA	6,650	4,146	744	645	1,115		2,462	15,473
Cruise Support	173	125	281	115	(347)		143	1,861
Tour and Other	390	268	28	36	56		43	623
	$20,825	$12,909	$2,480	$2,160	$3,276		$5,429	$45,058
2018
NAA	$12,236	$7,180	$1,403	$1,264	$2,389		$2,614	$25,613
EA	6,243	3,676	751	611	1,205		945	13,825
Cruise Support	129	53	268	103	(296)		38	2,303
Tour and Other	272	180	28	39	26		152	660
	$18,881	$11,089	$2,450	$2,017	$3,325		$3,749	$42,401
2017
NAA	$11,442	$6,704	$1,337	$1,195	$2,117	(a)	$1,715	$24,430
EA	5,703	3,568	667	561	907		793	14,149
Cruise Support	129	66	246	53	(235)		431	1,739
Tour and Other	236	163	15	37	20		5	459
	$17,510	$10,501	$2,265	$1,846	$2,809		$2,944	$40,778

(a)	Includes $89 million of impairment charges related to NAA’s goodwill and trademarks.

Revenues by geographic areas, which are based on where our guests are sourced, were as follows:

	Years Ended November 30,
(in millions)	2019	2018	2017
North America	$11,502	$10,066	$9,195
Europe	6,318	5,957	5,414
Australia and Asia	2,632	2,530	2,604
Other	373	327	297
	$20,825	$18,881	$17,510

Substantially all of our long-lived assets consist of our ships and move between geographic areas.

NOTE 12 – Compensation Plans

Equity Plans

We issue our share-based compensation awards, which at November 30, 2019 included time-based share awards (restricted stock awards and restricted stock units), performance-based share awards and market-based share awards (collectively “equity awards”), under the Carnival Corporation and Carnival plc stock plans. Equity awards are principally granted to management level employees and members of our Boards of Directors. The plans are administered by the Compensation Committee which is made up of independent directors who determine which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. We had an aggregate of 11.8 million shares available for future grant at November 30, 2019. We fulfill our equity award obligations using shares purchased in the open market or with unissued or treasury shares. Our equity awards generally vest over a three-year period, subject to earlier vesting under certain conditions.

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at November 30, 2016	3,413,125	$48.03
Granted	1,116,314	$54.79
Vested	(1,466,690)	$38.95
Forfeited	(112,781)	$51.72
Outstanding at November 30, 2017	2,949,968	$51.82
Granted	951,906	$66.68
Vested	(1,419,218)	$45.45
Forfeited	(202,139)	$56.57
Outstanding at November 30, 2018	2,280,517	$61.57
Granted	1,357,177	$52.17
Vested	(960,693)	$53.49
Forfeited	(185,625)	$56.13
Outstanding at November 30, 2019	2,491,376	$59.97

As of November 30, 2019, there was $57 million of total unrecognized compensation cost related to equity awards, which is expected to be recognized over a weighted-average period of 1.4 years.

Defined Benefit Pension Plans

We have several single-employer defined benefit pension plans, which cover some of our shipboard and shoreside employees. The U.S. and UK shoreside employee plans are closed to new membership and are funded at or above the level required by U.S. or UK regulations. The remaining defined benefit plans are primarily unfunded. In determining all of our plans’ benefit obligations at November 30, 2019 and 2018, we assumed a weighted-average discount rate of 2.4% for 2019 and 3.4% for 2018.

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

We expense our portion of the MNOPF New Section deficit as amounts are invoiced by, and become due and payable to, the trustees. We accrue and expense our portion of the MNRPF deficit based on our estimated probable obligation from the most recent actuarial review. Total expense for all defined benefit pension plans, including the multiemployer plans, was $34 million in 2019, $36 million in 2018 and $53 million in 2017.

Based on the most recent valuation at March 31, 2018 of the MNOPF New Section, it was determined that this plan was 98% funded. In 2019, 2018 and 2017, our contributions to the MNOPF New Section did not exceed 5% of total contributions to the fund. Based on the most recent valuation at March 31, 2019 of the MNRPF, it was determined that this plan was 88% funded. In 2019, 2018 and 2017 our contributions to the MNRPF did not exceed 5% of total contributions to the fund. It is possible that we will be required to fund and expense additional amounts for the multiemployer plans in the future; however, such amounts are not expected to be material to our consolidated financial statements.

Defined Contribution Plans

We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense for these plans was $41 million in 2019, $39 million in 2018 and $37 million in 2017.

NOTE 13 – Earnings Per Share

	Years Ended November 30,
(in millions, except per share data)	2019	2018	2017
Net income for basic and diluted earnings per share	$2,990	$3,152	$2,606
Weighted-average shares outstanding	690	709	722
Dilutive effect of equity plans	2	2	3
Diluted weighted-average shares outstanding	692	710	725
Basic earnings per share	$4.34	$4.45	$3.61
Diluted earnings per share	$4.32	$4.44	$3.59

NOTE 14 – Supplemental Cash Flow Information

(in millions)	November 30, 2019	November 30, 2018
Cash and cash equivalents (Consolidated Balance Sheets)	$518	$982
Restricted cash included in prepaid expenses and other and other assets	13	14
Total cash, cash equivalents and restricted cash (Consolidated Statements of Cash Flows)	$530	$996

Cash paid for interest, net of capitalized interest, was $171 million in 2019, $182 million in 2018 and $191 million in 2017. In addition, cash paid for income taxes, net of recoveries, was $46 million in 2019, $58 million in 2018 and $43 million in 2017.

During 2019, 2018, and 2017, we issued notes receivable upon sale of ships of $104 million, $35 million and $45 million.

Report of Independent Registered Public Accounting Firm

To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the “Company”) as of November 30, 2019 and 2018, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended November 30, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of November 30, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Quantitative Impairment Assessments

As described in Notes 2 and 10 to the consolidated financial statements, the Company’s consolidated goodwill balance was $2,912 million as of November 30, 2019. Management reviews goodwill for impairment as of July 31 every year, or more frequently if events or circumstances dictate. The impairment review for goodwill allows management to first assess qualitative factors to determine whether it is necessary to perform the more detailed quantitative goodwill impairment test. When performing the quantitative test, if the estimated fair value of the reporting unit exceeds its carrying value, no further analysis is required. However, if the estimated fair value of the reporting unit is less than the carrying value, goodwill is written down based on the difference between the reporting unit’s carrying amount and its fair value, limited to the amount of goodwill allocated to the reporting unit. The determination of the goodwill reporting unit’s fair value includes numerous assumptions with the principal assumptions relating to (i) changes in conditions or strategy, including decisions about the allocation of new ships amongst brands and transfer of ships between brands, (ii) forecasted future operating results, including net revenue yields and fuel expenses, and (iii) weighted average cost of capital of market participants, adjusted for the risk attributable to the geographic regions in which these cruise brands operate, (collectively, the “principal assumptions”).

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments is a critical audit matter are there was significant judgment by management in determining the fair value of the reporting units. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and in evaluating audit evidence relating to the principal assumptions. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessments, including controls over the valuation of the Company’s reporting units that were subject to the quantitative test. These procedures also included, among others, testing management’s process for determining the fair value estimate; evaluating the appropriateness of the valuation methodology; testing the completeness, accuracy and relevance of underlying data used in the analyses; and evaluating the reasonableness of the significant assumptions used by management, including the principal assumptions. Evaluating management’s principal assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the past performance of the reporting units, (ii) the consistency with current revenue booking and cost trends, and (iii) the consistency with external industry data. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discounted cash flow analyses and certain principal assumptions, including the weighted average cost of capital.

/s/PricewaterhouseCoopers LLP
Miami, Florida
January 28, 2020

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

Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied by our forward looking statements. This note contains important cautionary statements of the known factors that we consider could materially affect the accuracy of our forward-looking statements and adversely affect our business, results of operations and financial position. It is not possible to predict or identify all such risks. There may be additional risks that we consider immaterial or which are unknown. These factors include, but are not limited to, the following:

•	World events impacting the ability or desire of people to travel may lead to a decline in demand for cruises

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

•	Ability to recruit, develop and retain qualified shipboard personnel who live away from home for extended periods of time may adversely impact our business operations, guest services and satisfaction

•	Increases in fuel prices, changes in the types of fuel consumed and availability of fuel supply may adversely impact our scheduled itineraries and costs

•	Fluctuations in foreign currency exchange rates may adversely impact our financial results

•	Overcapacity and competition in the cruise and land-based vacation industry may lead to a decline in our cruise sales, pricing and destination options

•	Geographic regions in which we try to expand our business may be slow to develop or ultimately not develop how we expect

•	Inability to implement our shipbuilding programs and ship repairs, maintenance and refurbishments may adversely impact our business operations and the satisfaction of our guests

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

2019 Executive Overview

Key information for 2019 compared to the prior year (see “Key Performance Non-GAAP Financial Indicators” for definitions and reconciliations):

•	Net income of $3.0 billion or $4.32 diluted earnings per share, compared to net income of $3.2 billion or $4.44 diluted earnings per share in 2018.

•
Record adjusted net income of $3.0 billion, or $4.40 adjusted diluted earnings per share, compared to adjusted net income of $3.0 billion or $4.26 adjusted diluted earnings per share in 2018. Adjusted net income excludes net charges of $52 million for 2019 and net gains of $123 million for 2018.

•	Record total revenues were $20.8 billion, higher than $18.9 billion in 2018.

◦	Gross cruise revenues of $20.4 billion, higher than $18.6 billion in 2018.

◦	In constant currency, net cruise revenues of $16.0 billion, higher than $15.4 billion in 2018, an increase of 4.0%.

•
Gross revenue yields increased 5.4%. In constant currency, net revenue yields decreased 0.2%, comprised of a 1.0% decrease in net passenger ticket revenue yields and a 2.0% increase in net onboard and other revenue yields.

•	Gross cruise costs including fuel per ALBD increased 8.6%. Net cruise costs excluding fuel per ALBD in constant currency decreased 0.3%.

•	Changes in fuel prices and currency exchange rates decreased earnings by $0.01 per share.

After five years of strong adjusted earnings growth for our company, 2019 brought with it more than our fair share of challenges including the abrupt regulatory change preventing travel to Cuba, geopolitical events in the Arabian Gulf, Hurricane Dorian, a costly unscheduled dry-dock, and multiple shipyard delays, all of which necessitated the cancellation of cruises and in many instances resulted in shorter booking windows negatively impacting yields. The impact from these events was compounded by an unanticipated decline in consumer attitude affecting leisure travel broadly in our Continental European source markets. As a global company with nearly 50 percent of our guests sourced from outside the U.S., we are subject to uneven economies around the world. We have a large percentage of our portfolio weighted in regions that are currently challenged. We have already taken actions to adapt to what is proving to be a persistent challenge. These actions include changing itineraries to optimize our performance and implementing an action plan to accelerate demand and right-size capacity sourced from Southern Europe.

Our 150,000 team members collectively worked to offset numerous headwinds and delivered memorable cruise experiences for our 13 million guests as well as achieved our highest full year adjusted diluted earnings per share for our shareholders. Although earnings growth was broadly in line with capacity growth, we believe our business is inherently capable of, and we are working to ensure we are, doing even better.

Globally, we are taking actions to further stimulate demand and increase our cost efficiencies. We have conducted an analysis of our marketing activities and spend and have identified areas of opportunity to increase marketing impressions to generate demand and support future yield growth. In 2019, we increased investments in media spend to support our brands and destinations around the world. We have also been successful in increasing our analytical rigor in marketing and media spend to drive demand generation and to better balance brand support activities with price and promotion efforts.

From a guest experience perspective, we continue to deliver with both our guest experience scores and net promoter scores toward the top end of prior ranges. In addition, we have made several investments to continue to further enhance the guest experience.

•
Our newbuild schedule peaks in 2020 with six new ships entering service across six distinct markets: Carnival Panorama for the West Coast of the U.S., Carnival Cruise Line’s Mardi Gras for the East Coast of the U.S., Enchanted Princess, the second new ship delivered with Ocean Medallion, Costa Smeralda for Continental Europe, Costa Firenze for China and P&O Cruises’ Iona for the UK.

•	We continue to roll out our most popular features on our existing fleet, with significant re-imaginations like the recently introduced Carnival Sunrise, to be joined by Carnival Radiance in mid-2020.

•	In the Princess fleet, the Ocean Medallion roll out continues with five ships already completed and six more to be completed in 2020.

•	The expansion of app-based technology across our other brands continues, including pre-cruise purchases.

•
We have two major destination developments underway, on Grand Bahama Island and a second destination on Half Moon Cay, complementing the six destinations we had already developed and are operating in the Caribbean.

We are elevating the guest experience without increasing operating costs on a per available lower berth day (“ALBD”) basis. Through our global sourcing, we achieved over $125 million of cost savings in 2019, bringing the cumulative total to over $480 million since 2014.

Our highest responsibility and top priorities are excellence in safety, environmental protection and compliance. Our reputation and success depends on having sustainable and transparent operations. We continue to lead the industry in the development of environmentally friendly fuel solutions.

•
We achieved a four percent reduction in per unit fuel consumption in 2019. We expect another four percent in 2020 which will bring the cumulative reduction in fuel consumption per ALBD to 35 percent since 2007.

•
In 2019 we delivered AIDAnova, the first cruise ship with the ability to be solely powered by LNG, the most environmentally friendly fossil fuel. We have 10 more next generation LNG cruise ships on order, including Carnival Cruise Line’s Mardi Gras, Costa Smeralda and P&O Cruises’ Iona, entering the fleet during 2020.

•
We announced a ground breaking pilot on AIDAPerla, the first lithium-ion battery storage system to power a cruise ship's propulsion and operation for limited periods of time. Also, as early as 2021, AIDA Cruises will be the world’s first cruise company to test the use of fuel cells on a large passenger ship. The fuel cells will be powered by hydrogen derived from methanol.

These will compliment other industry leading technologies we have already deployed to reduce carbon emissions including cold ironing (or shore power), which we have the capability for on over 40 percent of our fleet, and Advanced Air Quality Systems deployed on nearly 80 percent of our fleet. The investments we have made in Advanced Air Quality Systems will also help to mitigate increased costs in the wake of IMO 2020.

We are also focused on other areas concerning the environment including the roll out of additional Advanced Waste Water Purification Systems and food bio-digesters. We have also made considerable progress on our goal to significantly reduce single use plastics. In addition, we joined the Getting to Zero Coalition, an alliance of organizations across the maritime, energy, infrastructure and finance sectors committed to accelerating the decarbonization of the international shipping industry. Sustainability efforts remain at the forefront of our strategic goals.

We are continuing to work to improve our performance in fiscal 2020 and beyond. With annual cash from operations of $5.5 billion, our balance sheet is strong, as are our brands. We continue to generate value for our shareholders, returning over $2.0 billion during 2019, $1.4 billion through our quarterly dividend and approximately $600 million through our share repurchase program. Although there are multiple external impacts outside of our control, we are aggressively managing those levers we do control or can strongly influence which include demand, supply and controlling costs. We are investing to stimulate demand through advertising, marketing and public relations efforts to maintain price discipline. We are working to moderate capacity additions and at the same time accelerate capacity leaving the fleet. We are leveraging our scale to achieve efficiencies and to fund investments without a significant net increase in costs. In the best interest of long-term shareholders, we are making disciplined decisions to optimize our performance in the short-term while leaving us best positioned to capture the full benefit of global travel and tourism growth over the long-term.

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

Ship Accounting

We make several critical accounting estimates with respect to our ship accounting.

We account for ship improvement costs, including replacements of certain significant components and parts, by capitalizing those costs we believe add value to our ships and have a useful life greater than one year and depreciating those improvements over their estimated remaining useful life. The costs of repairs and maintenance, including minor improvement costs and expenses related to dry-docks, are charged to expense as incurred. If we change our assumptions in making our determinations as to whether improvements to a ship add value, the amounts we expense each year as repair and maintenance expense could increase, which would be partially offset by a decrease in depreciation expense, resulting from a reduction in capitalized costs.

In order to compute our ships’ depreciation expense, we estimate their useful lives as well as their residual values. We estimate the useful life of our ships and ship improvements based on the expected period over which the assets will be of economic benefit to us, including the impact of marketing and technical obsolescence, competition, physical deterioration, historical useful lives of similarly-built ships, regulatory constraints and maintenance requirements. In addition, we consider estimates of the weighted-average useful lives of the ships’ major component systems, such as the hull, cabins, main electric, superstructure and engines. Taking all of this into consideration, we have estimated our new ships’ useful lives at 30 years.

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

If materially different conditions existed, or if we materially changed our assumptions of ship useful lives and residual values, our depreciation expense, loss on retirement of ship components and net book value of our ships would be materially different. Our 2019 ship depreciation expense would have increased by approximately $44 million assuming we had reduced our estimated 30-year ship useful life estimate by one year at the time we took delivery or acquired each of our ships. In addition, our 2019 ship depreciation expense would have increased by approximately $228 million assuming we had estimated our ships to have no residual value.

We believe that the estimates we made for ship accounting purposes are reasonable and our methods are consistently applied in all material respects and result in depreciation expense that is based on a rational and systematic method to equitably allocate the costs of our ships to the periods during which we use them.

Valuation of Ships

Impairment reviews of our ships require us to make significant estimates.

We evaluate ship asset impairments at the individual ship level which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We review our ships for impairment whenever events or circumstances indicate that the carrying value of a ship may not be recoverable. If estimated future cash flows are less than the carrying value of a ship, an impairment charge is recognized to the extent its carrying value exceeds fair value.

The estimation of a ship’s fair value includes numerous assumptions that are subject to various risks and uncertainties. The principal assumptions used in our ship impairment reviews consist of:

•	Changes in strategy, including decisions about itineraries and the transfer of ships between brands

•	Forecasted future operating results, including net revenue yields and fuel expenses

•	Estimated ship sale timing and proceeds

Refer to our consolidated financial statements for additional discussion of our property and equipment policy and ship impairment reviews.

We believe that we have made reasonable estimates and judgments.

Valuation of Goodwill

Impairment reviews of our goodwill require us to make significant estimates.

We review our goodwill for impairment at the reporting unit level as of July 31 every year, or more frequently if events or circumstances dictate. If the estimated fair value of any of our reporting units is less than the reporting unit’s carrying value, goodwill is written down based on the difference between the reporting unit’s carrying amount and its estimated fair value, limited to the amount of goodwill allocated to the reporting unit.

The estimation of our reporting unit fair value includes numerous assumptions that are subject to various risks and uncertainties. The principal assumptions used in our goodwill impairment reviews consist of:

•	Changes in conditions or strategy, including decisions about the allocation of new ships amongst brands and transfer of ships between brands

•	Forecasted future operating results, including net revenue yields and fuel expenses

•	Weighted-average cost of capital of market participants, adjusted for the risk attributable to the geographic regions in which these cruise brands operate

Refer to our consolidated financial statements for additional discussion of our goodwill accounting policy and impairment reviews.

We believe that we have made reasonable estimates and judgments.

Contingencies

We periodically assess the potential liabilities related to any lawsuits or claims brought against us, as well as for other known unasserted claims, including environmental, legal, regulatory and guest and crew matters. While it is typically very difficult to determine the timing and ultimate outcome of these matters, we use our best judgment to determine the appropriate amounts to record in our consolidated financial statements.

We accrue a liability and establish a reserve when we believe a loss is probable and the amount of the loss can be reasonably estimated. In assessing probable losses, we make estimates of the amount of probable insurance recoveries, if any, which are recorded as assets where appropriate. Such accruals and reserves are typically based on developments to date, management’s estimates of the outcomes of these matters, our experience in contesting, litigating and settling other similar matters, historical claims experience, actuarially determined estimates of liabilities and any related insurance coverages.

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

Refer to our consolidated financial statements for additional discussion of contingencies.

Results of Operations

We earn substantially all of our cruise revenues from the following:

•
Sales of passenger cruise tickets and, in some cases, the sale of air and other transportation to and from airports near our ships’ home ports and cancellation fees. We also collect fees, taxes and other charges from our guests. The cruise ticket price typically includes the following:

• Accommodations
• Most meals, including snacks at numerous venues
• Access to amenities such as swimming pools, water slides, water parks, whirlpools, a health club and sun decks
• Supervised youth programs
• Entertainment, such as theatrical and comedy shows, live music and nightclubs
• Visits to multiple destinations

•	Sales of onboard goods and services not included in the cruise ticket price. This generally includes the following:

• Beverage sales	• Internet and communication services
• Casino gaming	• Full service spas
• Shore excursions	• Specialty restaurants
• Retail sales	• Art sales
• Photo sales	• Laundry and dry cleaning services

These goods and services are provided either directly by us or by independent concessionaires, from which we receive either a percentage of their revenues or a fee. Concession revenues do not have direct expenses because the costs and services incurred for concession revenues are borne by our concessionaires.

We earn our tour and other revenues from our hotel and transportation operations, long-term leasing of ships and other revenues.

We incur cruise operating costs and expenses for the following:

•
The costs of passenger cruise bookings, which include travel agent commissions, cost of air and other transportation, port fees, taxes, and charges that directly vary with guest head counts and credit and debit card fees

•
Onboard and other cruise costs, which include the costs of beverage sales, costs of shore excursions, costs of retail sales, communication costs, credit and debit card fees, other onboard costs, costs of cruise vacation protection programs and pre- and post-cruise land packages

•
Payroll and related costs, which include the costs of officers and crew in bridge, engineering and hotel operations. Substantially all costs associated with our shoreside personnel are included in selling and administrative expenses

•	Fuel costs, which include fuel delivery costs

•	Food costs, which include both our guest and crew food costs

•
Other ship operating expenses, which include port costs that do not vary with guest head counts; repairs and maintenance, including minor improvements and dry-dock expenses; hotel costs; entertainment; gains and losses on ship sales; ship impairments; freight and logistics; insurance premiums and all other ship operating expenses

We incur tour and other costs and expenses for our hotel and transportation operations, long-term leasing of ships and other expenses.

Statistical Information

	Years Ended November 30,
	2019	2018	2017
ALBDs (in thousands) (a) (b)	87,424	83,872	82,303
Occupancy percentage (c)	106.8%	106.9%	105.9%
Passengers carried (in thousands)	12,866	12,407	12,130
Fuel consumption in metric tons (in thousands)	3,312	3,296	3,286
Fuel consumption in metric tons per thousand ALBDs	37.9	39.3	39.9
Fuel cost per metric ton consumed	$472	$491	$378
Currencies (USD to 1)
AUD	$0.70	$0.75	$0.77
CAD	$0.75	$0.78	$0.77
EUR	$1.12	$1.18	$1.12
GBP	$1.27	$1.34	$1.28
RMB	$0.14	$0.15	$0.15

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

(b) In 2019 compared to 2018, we had a 4.2% capacity increase in ALBDs comprised of a 1.8% capacity increase in our NAA segment and a 8.6% capacity increase in our EA segment.
Our NAA segment’s capacity increase was caused by:

•	Partial period impact from one Carnival Cruise Line 3,960-passenger capacity ship that entered into service in April 2018

•	Partial period impact from one Seabourn 600-passenger capacity ship that entered into service in May 2018

•	Partial period impact from one Holland America Line 2,670-passenger capacity ship that entered into service in December 2018

•	Partial period impact from one Princess Cruises 3,660-passenger capacity ship that entered into service in October 2019

These increases were partially offset by:

•	Partial period impact from one P&O Cruises (Australia) 1,680-passenger capacity ship removed in March 2019
•Partial period impact from one P&O Cruises (Australia) 1,260-passenger capacity ship removed in April 2019

•	Partial period impact from one Holland America Line 840-passenger capacity ship removed in July 2019

Our EA segment’s capacity increase was caused by:
•Partial period impact from one AIDA 5,230-passenger capacity ship that entered into service in December 2018

•	Partial period impact from one Costa 4,200-passenger capacity ship that entered into service in March 2019

These increases were partially offset by:

•	Partial period impact from one P&O Cruises (UK) 700-passenger capacity ship removed from service in March 2018

•	Partial period impact from one Costa 1,300-passenger capacity ship removed from service in April 2018

•	Partial period impact from one P&O Cruises (UK) 1,880-passenger capacity ship removed from service in August 2019

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

Our EA segment’s capacity increase was caused by:

•	Partial period impact from one AIDA 3,290-passenger capacity ship that entered into service in June 2017

This increase was partially offset by:

•	Partial period impact from one P&O Cruises (UK) 700-passenger capacity ship removed from service in March 2018

•	Partial period impact from one Costa 1,300-passenger capacity ship removed from service in April 2018.

(c) In accordance with cruise industry practice, occupancy is calculated using a denominator of ALBDs, which assumes two passengers per cabin even though some cabins can accommodate three or more passengers. Percentages in excess of 100% indicate that on average more than two passengers occupied some cabins.

2019 Compared to 2018

Revenues

Consolidated

Cruise passenger ticket revenues made up 68% of our 2019 total revenues. Cruise passenger ticket revenues increased by $174 million, or 1.2%, to $14.1 billion in 2019 from $13.9 billion in 2018.

This increase was caused by:

•	$607 million - 4.2% capacity increase in ALBDs

•	$113 million - increase in air transportation revenues

These increases were partially offset by:

•	$305 million - net unfavorable foreign currency translational impact

•
$240 million - decrease in cruise ticket revenues, driven primarily by sourcing in Continental Europe, our Alaska programs and net unfavorable foreign currency transactional impact, partially offset by price improvements in the Caribbean program.

Onboard and other cruise revenues made up 30% of our 2019 total revenues. Onboard and other cruise revenues increased by $1.7 billion, or 35%, to $6.3 billion in 2019 from $4.7 billion in 2018.

This increase was caused by:

•	$1.4 billion - related to the gross presentation of shore excursions and other onboard revenues as a result of the adoption of new revenue accounting guidance

•	$200 million - 4.2% capacity increase in ALBDs

•	$124 million - higher onboard spending by our guests

These increases were partially offset by net unfavorable foreign currency translational impact of $89 million.

Tour and other revenues made up 1.9% of our 2019 total revenues. Tour and other revenues increased by $118 million, or 43%, to $390 million in 2019 from $272 million in 2018.

This increase was driven by the sale of Advanced Air Quality Systems to third parties, which accounted for $117 million.

Concession revenues, which are included in onboard and other revenues, increased by $24 million, or 2.1%, to $1.2 billion in 2019 from $1.1 billion in 2018.

NAA Segment

Cruise passenger ticket revenues made up 66% of our NAA segment’s 2019 total revenues. Cruise passenger ticket revenues increased by $159 million, or 1.8% to $9.0 billion in 2019 from $8.8 billion in 2018.

This increase was caused by:

•	$152 million - 1.8% capacity increase in ALBDs

•	$57 million - increase in air transportation revenues

These increases were partially offset by net unfavorable foreign currency translational impact of $20 million.

The remaining 34% of our NAA segment’s 2019 total revenues were comprised of onboard and other cruise revenues, which increased by $1.2 billion, or 36%, to $4.6 billion in 2019 from $3.4 billion in 2018.

This increase was caused by:

•	$1.1 billion - related to the gross presentation of shore excursions and other onboard revenues as a result of the adoption of new revenue accounting guidance

•	$58 million - 1.8% capacity increase in ALBDs

•	$39 million - higher onboard spending by our guests

Concession revenues, which are included in onboard and other revenues, increased by $14 million, or 1.7%, to $821 million in 2019 from $807 million in 2018.

EA Segment

Cruise passenger ticket revenues made up 78% of our EA segment’s 2019 total revenues. Cruise passenger ticket revenues increased by $68 million, or 1.3%, to $5.2 billion in 2019 from $5.1 billion in 2018.

This increase was caused by:

•	$451 million - 8.6% capacity increase in ALBDs

•	$50 million - increase in air transportation revenues

These increases were partially offset by

•	$285 million - net unfavorable foreign currency translational impact

•	$159 million - decrease in cruise ticket revenues, driven primarily by sourcing in Continental Europe

The remaining 22% of our EA segment’s 2019 total revenues were comprised of onboard and other cruise revenues, which increased by $339 million, or 31%, to $1.4 billion in 2019 from $1.1 billion in 2018.

This increase was caused by:

•	$268 million - related to the gross presentation of shore excursions and other onboard revenues as a result of the adoption of new revenue accounting guidance

•	$96 million - 8.6% capacity increase in ALBDs
•$51 million - higher onboard spending by our guests

These increases were partially offset by net unfavorable foreign currency translational impact of $79 million.

Concession revenues, which are included in onboard and other revenues, increased by $10 million, or 3.0%, to $337 million in 2019 from $328 million in 2018.

Costs and Expenses

Consolidated

Operating costs and expenses increased by $1.8 billion or 16%, to $12.9 billion in 2019 from $11.1 billion in 2018.

This increase was caused by:

•	$1.4 billion - related to the gross presentation of shore excursions and other onboard revenues as a result of the adoption of new revenue accounting guidance

•	$464 million - 4.2% capacity increase in ALBDs

•	$88 million - increase in tour and other costs

•	$87 million - higher commissions, transportation and other expenses

•	$67 million - increase in various other ship operating costs

•	$35 million - gains on ship sales in 2018, net of gains on ship sales in 2019

These increases were partially offset by:

•	$221 million - net favorable foreign currency translational impact

•	$63 million - lower fuel prices
•$62 million - improved fuel consumption per ALBD

•	$46 million - lower dry-dock expenses and repair and maintenance expenses

Selling and administrative expenses increased by $30 million, or 1.2%, to $2.5 billion in 2019 compared to $2.5 billion in 2018.

Depreciation and amortization expenses increased by $143 million, or 7.1%, to $2.2 billion in 2019 from $2.0 billion in 2018.

NAA Segment

Operating costs and expenses increased by $1.2 billion, or 17%, to $8.4 billion in 2019 from $7.2 billion in 2018.

This increase was caused by:

•	$1.1 billion - related to the gross presentation of shore excursions and other onboard revenues as a result of the adoption of new revenue accounting guidance

•	$124 million - 1.8% capacity increase in ALBDs

•	$59 million - higher commissions, transportation and other

These increases were partially offset by:
•$58 million - lower fuel prices

•	$40 million - lower cruise payroll and related expenses

Selling and administrative expenses increased by $24 million, or 1.7%, to $1.4 billion in 2019 compared to $1.4 billion in 2018.

Depreciation and amortization expenses increased by $100 million, or 7.9%, to $1.4 billion in 2019 from $1.3 billion in 2018.

EA Segment

Operating costs and expenses increased by $470 million, or 13%, to $4.1 billion in 2019 from 3.7 billion in 2018.
This increase was caused by:

•	$307 million - 8.6% capacity increase in ALBDs

•	$268 million - related to the gross presentation of shore excursions and other onboard revenues as a result of the adoption of new revenue accounting guidance

•	$46 million - gains on ship sales in 2018, net of gains on ship sales in 2019

•	$39 million - increase in various other ship operating costs

•	$36 million - higher commissions, transportation and other

•	$28 million - higher cruise payroll and related expenses

These increases were partially offset by:

•	$203 million - net favorable foreign currency translational impact
•$38 million - improved fuel consumption per ALBD

•	$21 million - lower dry-dock expenses and repair and maintenance expenses

Selling and administrative expenses decreased by $7 million, or 1.0%, to $744 million in 2019 from $751 million in 2018.

Depreciation and amortization expenses increased by $34 million, or 5.5%, to $645 million in 2019 from $611 million in 2018.

Operating Income

Our consolidated operating income decreased by $49 million, or 1.5%, to $3.3 billion in 2019 compared to $3.3 billion in 2018. Our NAA segment’s operating income increased by $62 million, or 2.6%, to $2.5 billion in 2019 from $2.4 billion in 2018, and our EA segment’s operating income decreased by $90 million, or 7.5%, to $1.1 billion in 2019 from $1.2 billion in 2018. These changes were primarily due to the reasons discussed above.

Nonoperating Income (Expense)

(in millions)	Year Ended November 30, 2018
Unrealized gains on fuel derivatives, net	$94
Realized losses on fuel derivatives, net	(35)
Gains on fuel derivatives, net	$59
There were no unrealized or realized gains or losses on fuel derivatives in 2019.

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

We report net revenue yields, net passenger revenue yields, net onboard and other revenue yields and net cruise costs excluding fuel per ALBD on a “constant dollar” and “constant currency” basis assuming the 2019 and 2018 periods’ currency exchange rates have remained constant with the 2018 and 2017 periods’ rates. These metrics facilitate a comparative view for the changes in our business in an environment with fluctuating exchange rates.

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

Consolidated gross and net revenue yields were computed by dividing the gross and net cruise revenues by ALBDs as follows:

	Years Ended November 30,
(dollars in millions, except yields)	2019	2019 Constant Dollar	2018	2018 Constant Dollar	2017
Passenger ticket revenues	$14,104	$14,409	$13,930	$13,684	$12,944
Onboard and other revenues	6,331	6,420	4,679	4,627	4,330
Gross cruise revenues	20,435	20,828	18,609	18,311	17,274
Less cruise costs
Commissions, transportation and other	(2,720)	(2,786)	(2,590)	(2,526)	(2,359)
Onboard and other	(2,101)	(2,128)	(638)	(630)	(587)
	(4,822)	(4,914)	(3,228)	(3,156)	(2,946)
Net passenger ticket revenues	11,384	11,623	11,340	11,158	10,585
Net onboard and other revenues	4,230	4,292	4,041	3,997	3,744
Net cruise revenues	$15,613	$15,915	$15,381	$15,155	$14,329

ALBDs	87,424,190	87,424,190	83,872,441	83,872,441	82,302,887

Gross revenue yields	$233.74	$238.25	$221.87	$218.32	$209.88
% increase (decrease)	5.4%	7.4%	5.7%	4.0%
Net revenue yields	$178.59	$182.04	$183.38	$180.69	$174.10
% increase (decrease)	(2.6)%	(0.7)%	5.3%	3.8%
Net passenger ticket revenue yields	$130.21	$132.95	$135.21	$133.03	$128.62
% increase (decrease)	(3.7)%	(1.7)%	5.1%	3.4%
Net onboard and other revenue yields	$48.38	$49.09	$48.17	$47.65	$45.48
% increase (decrease)	0.4%	1.9%	5.9%	4.8%

	Years Ended November 30,
(dollars in millions, except yields)	2019	2019 Constant Currency	2018	2018 Constant Currency	2017
Net passenger ticket revenues	$11,384	$11,702	$11,340	$11,137	$10,585
Net onboard and other revenues	4,230	4,294	4,041	4,008	3,744
Net cruise revenues	$15,613	$15,996	$15,381	$15,145	$14,329

ALBDs	87,424,190	87,424,190	83,872,441	83,872,441	82,302,887

Net revenue yields	$178.59	$182.98	$183.38	$180.57	$174.10
% increase (decrease)	(2.6)%	(0.2)%	5.3%	3.7%
Net passenger ticket revenue yields	$130.21	$133.86	$135.21	$132.79	$128.62
% increase (decrease)	(3.7)%	(1.0)%	5.1%	3.2%
Net onboard and other revenue yields	$48.38	$49.12	$48.17	$47.78	$45.48
% increase (decrease)	0.4%	2.0%	5.9%	5.1%

Consolidated gross and net cruise costs and net cruise costs excluding fuel per ALBD were computed by dividing the gross and net cruise costs and net cruise costs excluding fuel by ALBDs as follows:

	Years Ended November 30,
(dollars in millions, except costs per ALBD)	2019	2019 Constant Dollar	2018	2018 Constant Dollar	2017
Cruise operating expenses	$12,641	$12,862	$10,910	$10,740	$10,338
Cruise selling and administrative expenses	2,452	2,496	2,422	2,385	2,250
Gross cruise costs	15,093	15,359	13,332	13,125	12,588
Less cruise costs included above
Commissions, transportation and other	(2,720)	(2,786)	(2,590)	(2,526)	(2,359)
Onboard and other	(2,101)	(2,128)	(638)	(630)	(587)
Gains (losses) on ship sales and impairments	16	17	38	34	(298)
Restructuring expenses	(10)	(10)	(1)	(1)	(3)
Other	(43)	(43)	(2)	(2)	—
Net cruise costs	10,234	10,409	10,139	10,000	9,341
Less fuel	(1,562)	(1,562)	(1,619)	(1,619)	(1,244)
Net cruise costs excluding fuel	$8,672	$8,847	$8,521	$8,382	$8,097

ALBDs	87,424,190	87,424,190	83,872,441	83,872,441	82,302,887

Gross cruise costs per ALBD	$172.64	$175.68	$158.96	$156.49	$152.94
% increase (decrease)	8.6%	10.5%	3.9%	2.3%
Net cruise costs excluding fuel per ALBD	$99.20	$101.20	$101.59	$99.93	$98.37
% increase (decrease)	(2.4)%	(0.4)%	3.3%	1.6%

	Years Ended November 30,
(dollars in millions, except costs per ALBD)	2019	2019 Constant Currency	2018	2018 Constant Currency	2017
Net cruise costs excluding fuel	$8,672	$8,858	$8,521	$8,385	$8,097

ALBDs	87,424,190	87,424,190	83,872,441	83,872,441	82,302,887

Net cruise costs excluding fuel per ALBD	$99.20	$101.32	$101.59	$99.98	$98.37
% increase (decrease)	(2.4)%	(0.3)%	3.3%	1.6%

	Years Ended November 30,
(dollars in millions, except per share data)	2019	2018	2017
Net income
U.S. GAAP net income	$2,990	$3,152	$2,606
Unrealized (gains) losses on fuel derivatives, net	—	(94)	(227)
(Gains) losses on ship sales and impairments	(6)	(38)	387
Restructuring expenses	10	1	3
Other	47	8	—
Adjusted net income	$3,041	$3,029	$2,770

Weighted-average shares outstanding	692	710	725

Earnings per share
U.S. GAAP earnings per share	$4.32	$4.44	$3.59
Unrealized (gains) losses on fuel derivatives, net	—	(0.13)	(0.31)
(Gains) losses on ship sales and impairments	(0.01)	(0.05)	0.53
Restructuring expenses	0.01	—	—
Other	0.07	0.01	—
Adjusted earnings per share	$4.40	$4.26	$3.82

Net cruise revenues increased by $232 million, or 1.5%, to $15.6 billion in 2019 from $15.4 billion in 2018.

The increase was caused by a 4.2% capacity increase in ALBDs of $668 million.

This increase was partially offset by:

•	$383 million - foreign currency impacts (including both foreign currency translational and transactional impacts)

•	$52 million - 0.2% decrease in constant currency net revenue yields

The 0.2% decrease in net revenue yields on a constant currency basis was due to a 1.0% decrease in net passenger ticket revenue yields partially offset by a 2.0% increase in net onboard and other revenue yields.

The 1.0% decrease in net passenger ticket revenue yields was driven by sourcing in Continental Europe and our Alaska programs, partially offset by price improvements in the Caribbean program. This 1.0% decrease in net passenger ticket revenue yields was comprised of a 0.7% increase from our NAA segment and a 2.7% decrease from our EA segment.

The 2.0% increase in net onboard and other revenue yields was comprised of a 1.0% increase from our NAA segment and a 3.1% increase from our EA segment.

Net cruise costs excluding fuel increased by $151 million, or 1.8%, to $8.7 billion in 2019 from $8.5 billion in 2018.

The increase was caused by a 4.2% capacity increase in ALBDs of $359 million.

This increase was partially offset by:
•$186 million - foreign currency impacts (including both foreign currency translational and transactional impacts)
•$22 million - 0.3% decrease in constant currency net cruise costs excluding fuel

Fuel costs decreased by $57 million, or 3.5%, to $1.6 billion in 2019 compared to $1.6 billion in 2018.

This decrease was caused by:
•$63 million - lower fuel prices
•$62 million - lower fuel consumption per ALBD

These decreases were partially offset by a 4.2% capacity increase in ALBDs of $68 million.

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

Onboard and other cruise revenues made up 25% of our 2018 total revenues. Onboard and other cruise revenues increased by $349 million, or 8.1%, to $4.7 billion in 2018 from $4.3 billion in 2017.

This increase was caused by:

•	$132 million - higher onboard spending by our guests

•	$83 million - 1.9% capacity increase in ALBDs

•	$52 million - foreign currency translational impact

•	$42 million - increase in other revenues

•	$40 million - increase in occupancy

Tour and other revenues made up 1.4% of our 2018 total revenues. Tour and other revenues increased by $36 million, or 15%, to $272 million in 2018 from $236 million in 2017.

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

Nonoperating Income (Expense)

	Years Ended November 30,
(in millions)	2018	2017
Unrealized gains on fuel derivatives	$94	$227
Realized losses on fuel derivatives, net	(35)	(192)
Gains on fuel derivatives, net	$59	$35

Non-GAAP Financial Measures

Net cruise revenues increased by $1.1 billion, or 7.3%, to $15.4 billion in 2018 from $14.3 billion in 2017.

The increase was caused by:

•	$545 million - 3.7% increase in constant currency net revenue yields

•	$271 million - 1.9% capacity increase in ALBDs

•	$236 million - foreign currency impacts (including both foreign currency translational and transactional impacts)

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

Liquidity, Financial Condition and Capital Resources

Our primary financial goals are to profitably grow our cruise business and grow ROIC over time, while maintaining a strong balance sheet and investment grade credit ratings. (We define ROIC as the twelve-month adjusted earnings before interest divided by the monthly average of debt plus equity minus construction-in-progress.) Our ability to generate significant operating cash flow allows us to internally fund our capital improvements, debt maturities and dividend payments. We have $9.5 billion of committed export credit facilities available to fund the vast majority of our new ship growth capital. Other objectives of our capital structure policy are to maintain a sufficient level of liquidity through our available cash and cash equivalents and committed financings for immediate and future liquidity needs and to maintain a reasonable debt maturity profile.

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

We had a working capital deficit of $7.1 billion as of November 30, 2019 compared to a working capital deficit of $7.0 billion as of November 30, 2018. The increase in working capital deficit was caused by a decrease in cash and cash equivalents and an increase in customer deposits partially offset by a decrease in short-term debt. We operate with a substantial working capital deficit. This deficit is mainly attributable to the fact that, under our business model, substantially all of our passenger ticket receipts are collected in advance of the applicable sailing date. These advance passenger receipts remain a current liability until the sailing date. The cash generated from these advance receipts is used interchangeably with cash on hand from other sources, such as our borrowings and other cash from operations. The cash received as advanced receipts can be used to fund operating expenses, pay down our debt, make long-term investments or any other use of cash. Included within our working capital deficit are $4.7 billion and $4.4 billion of customer deposits as of November 30, 2019 and 2018, respectively. In addition, we have a relatively low-level of accounts receivable and limited investment in inventories. We generate substantial cash flows from operations and our business model has historically allowed us to maintain this working capital deficit and still meet our operating, investing and financing needs. We expect that we will continue to have working capital deficits in the future.

Sources and Uses of Cash

Operating Activities

Our business provided $5.5 billion of net cash from operations during 2019, a decrease of $73 million, or (1.3)%, compared to $5.5 billion in 2018. This decrease was driven by a lower year over year growth in customer deposits. During 2018, our business provided $5.5 billion of net cash from operations, an increase of $227 million, or 4.3%, compared to $5.3 billion in 2017. This increase was driven by an increase in customer deposits.

Investing Activities

During 2019, net cash used in investing activities was $5.3 billion. This was caused by:

•	Capital expenditures of $3.8 billion for our ongoing new shipbuilding program

•	Capital expenditures of $1.7 billion for ship improvements and replacements, information technology and buildings and improvements

•	Proceeds from sales of ships of $26 million

During 2018, net cash used in investing activities was $3.5 billion. This was caused by:

•	Capital expenditures of $2.1 billion for our ongoing new shipbuilding program

•	Capital expenditures of $1.7 billion for ship improvements and replacements, information technology and buildings and improvements

•	Proceeds from sales of ships of $389 million

•	Purchase of minority interest of $135 million

•	Payments of $39 million of fuel derivative settlements

During 2017, net cash used in investing activities was $3.1 billion. This was caused by:

•	Capital expenditures of $1.4 billion for our ongoing new shipbuilding program

•	Capital expenditures of $1.5 billion for ship improvements and replacements, information technology and buildings and improvements

•	Payments of $203 million of fuel derivative settlements

Financing Activities

During 2019, net cash used in financing activities of $655 million was substantially all due to the following:

•	Net repayments from short-term borrowings of $605 million in connection with our availability of, and needs for, cash at various times throughout the period

•	Repayments of $1.7 billion of long-term debt

•	Issuances of $3.7 billion of long-term debt

•	Payments of cash dividends of $1.4 billion

•	Purchases of $603 million of Carnival Corporation common stock and Carnival plc ordinary shares in open market transactions under our Repurchase Program

During 2018, net cash used in financing activities of $1.5 billion was substantially all due to the following:

•	Net proceeds of short-term borrowings of $417 million in connection with our availability of, and needs for, cash at various times throughout the period

•	Repayments of $1.6 billion of long-term debt

•	Issuances of $2.5 billion of long-term debt

•	Payments of cash dividends of $1.4 billion

•	Purchases of $1.5 billion of Carnival Corporation common stock and Carnival plc ordinary shares in open market transactions under our Repurchase Program

During 2017, net cash used in financing activities of $2.5 billion was substantially all due to the following:

•	Net repayments from short-term borrowings of $29 million in connection with our availability of, and needs for, cash at various times throughout the period

•	Repayments of $1.2 billion of long-term debt

•	Issuances of $100 million of long-term debt under a term loan

•	Proceeds of $367 million of long-term debt under an export credit facility

•	Payments of cash dividends of $1.1 billion

•	Purchases of $552 million of Carnival Corporation common stock and Carnival plc ordinary shares in open market transactions under our Repurchase Program

Future Commitments

	Payments Due by
(in millions)	2020	2021	2022	2023	2024	Thereafter	Total
Debt (a)	$2,065	$2,102	$1,518	$2,370	$791	$3,950	$12,796
Other long-term liabilities reflected on the balance sheet (b)	—	124	82	61	93	234	594
New ship growth capital	4,811	3,622	3,035	2,011	49	1,003	14,531
Port facilities leases	145	140	121	137	131	1,218	1,892
Other operating leases	74	56	40	36	36	190	432
Other long-term commitments	267	202	75	22	15	25	607
Short-term purchase obligations	403	—	—	—	—	—	403
Total Contractual Cash Obligations	$7,765	$6,246	$4,873	$4,637	$1,116	$6,620	$31,256

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

(in billions)	2020	2021	2022
Annual capital expenditure forecast	$7.0	$5.7	$5.2

Our annual capacity forecast consists of contracted new ships and announced dispositions.

	2020	2021	2022
Annual capacity forecast	6.6%	4.9%	5.2%

Share Repurchase Program

Under a share repurchase program effective 2004, we are authorized to repurchase Carnival Corporation common stock and Carnival plc ordinary shares (the “Repurchase Program”). Effective August 27, 2018, the company approved modifications of the general authorization under the Repurchase Program, which replenished the remaining authorized repurchases at the time of the approvals to $1.0 billion. The Repurchase Program does not have an expiration date and may be discontinued by our Boards of Directors at any time.

Funding Sources

At November 30, 2019, we had liquidity of $12.5 billion. Our liquidity consisted of $182 million of cash and cash equivalents, which excludes $336 million of cash used for current operations, $2.8 billion available for borrowing under our revolving credit facility, net of our outstanding commercial paper borrowing, and $9.5 billion under our committed future financings, which are comprised of ship export credit facilities. These commitments are from numerous large and well-established banks and export credit agencies, which we believe will honor their contractual agreements with us.

(in billions)	2020	2021	2022	2023
Availability of committed future financing at November 30, 2019	$3.6	$2.7	$2.3	$0.9

At November 30, 2019, our revolving credit facility is scheduled to mature in 2024.

Substantially all of our debt agreements contain financial covenants as described in the consolidated financial statements. At November 30, 2019, we were in compliance with our debt covenants. In addition, based on, among other things, our forecasted operating results, financial condition and cash flows, we expect to be in compliance with our debt covenants for the foreseeable future. Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables could become due, and all debt and derivative contracts could be terminated.

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

Fuel Price Risks

Substantially all our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We have been installing Advanced Air Quality Systems on our ships, which are aiding in partially mitigating the financial impact from the ECAs and global 0.5% sulfur requirements. Beginning in 2020, we expect to use a greater percentage mix of low sulfur fuel, 40% to 45% compared to 21% in 2019, which will likely increase our fuel costs.

Based on a 10% change in each of the fuel prices versus the current spot price that was used to calculate fuel expense in our December 20, 2019 guidance, we estimate that our adjusted diluted earnings per share would change by the following:

Heavy Fuel Oil (“HFO”) impact:

•	$0.08 per share on an annualized basis for 2020

•	$0.02 per share for the first quarter of 2020

Marine Gasoil (“MGO”) impact:

•	$0.12 per share on an annualized basis for 2020

•	$0.03 per share for the first quarter of 2020

Foreign Currency Exchange Rate Risks

Operational Currency Risks

Our operations primarily utilize the U.S. dollar, Australian dollar, euro or sterling as their functional currencies. Our operations also have revenue and expenses denominated in non-functional currencies. Movements in foreign currency exchange rates will affect our financial statements.

Based on a 10% change in all currency exchange rates that were used in our December 20, 2019 guidance, we estimate that our adjusted diluted earnings per share guidance would change by the following:

•	$0.21 per share on an annualized basis for 2020

•	$0.02 per share for the first quarter of 2020

Investment Currency Risks

The foreign currency exchange rates were as follows:

	November 30,
USD to 1:	2019	2018
AUD	$0.68	$0.73
CAD	$0.75	$0.75
EUR	$1.10	$1.14
GBP	$1.29	$1.28
RMB	$0.14	$0.14

If the November 30, 2018 currency exchange rates had been used to translate our November 30, 2019 non-U.S. dollar functional currency operations’ assets and liabilities (instead of the November 30, 2019 U.S. dollar exchange rates), our total assets would have been higher by $382 million and our total liabilities would have been higher by $266 million.

As of November 30, 2019, we had cross currency swaps totaling of $1.9 billion which settle through 2031. These cross currency swaps are designated as hedges of our net investments in foreign operations, which have a euro-denominated functional currency, thus partially offsetting the foreign currency exchange rate risk. Based on a 10% change in the U.S. dollar to euro exchange rate as of November 30, 2019, we estimate that the fair value of these cross currency swaps and offsetting change in U.S. dollar value of our net investments would change by $196 million.

Newbuild Currency Risks

At November 30, 2019, our remaining newbuild currency exchange rate risk primarily relates to euro-denominated newbuild contract payments, which represent a total unhedged commitment of $7.3 billion and relates to newbuilds scheduled to be delivered from 2020 through 2025 to non-euro functional currency brands. The functional currency cost of each of these ships will increase or decrease based on changes in the exchange rates until the unhedged payments are made under the shipbuilding contract. We may enter into additional foreign currency derivatives to mitigate some of this foreign currency exchange rate risk. Based on a 10% change in euro to U.S. dollar exchange rates as of November 30, 2019, the remaining unhedged cost of these ships would have a corresponding change of $728 million.

Interest Rate Risks

The composition of our debt, including the effect of cross currency swaps and interest rate swaps, was as follows:

November 30, 2019
Fixed rate	24%
EUR fixed rate	43%
Floating rate	4%
EUR floating rate	22%
GBP floating rate	7%

At November 30, 2019, we had interest rate swaps that have effectively changed $300 million of EURIBOR-based floating rate euro debt to fixed rate euro debt. Based on a 10% change in the November 30, 2019 market interest rates, our annual interest expense on floating rate debt, including the effect of our interest rate swaps, would change by an insignificant amount. Substantially all of our fixed rate debt can be called or prepaid by incurring additional costs.

Fiscal Year 2020 Coronavirus Risk

In response to the ongoing coronavirus outbreak, China has implemented travel restrictions. As a result, we have suspended cruise operations from Chinese ports between January 25th and February 4th, canceling nine cruises. We also expect that travel restrictions will result in cancellations from Chinese fly-cruise guests booked on cruises embarking in ports outside China. We estimate that this will impact our financial performance by $0.03 to $0.04 per share. If the travel restrictions in China continue until the end of February, we estimate that this will further impact our financial performance by an additional $0.05 to $0.06 per share. Five percent of our capacity was scheduled to be deployed in China in fiscal year 2020. If these travel restrictions continue for an extended period of time, they could have a material impact on our financial performance.

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below for 2015 through 2019 and as of the end of each such year, except for the statistical data, are derived from our consolidated financial statements and should be read in conjunction with those consolidated financial statements and the related notes.

(in millions, except per share, per ton and currency data)	Years Ended November 30,
	2019	2018	2017	2016	2015
Statements of Income Data
Revenues	$20,825	$18,881	$17,510	$16,389	$15,714
Operating income	$3,276	$3,325	$2,809	$3,071	$2,574
Net income	$2,990	$3,152	$2,606	$2,779	$1,757
Earnings per share
Basic	$4.34	$4.45	$3.61	$3.73	$2.26
Diluted	$4.32	$4.44	$3.59	$3.72	$2.26
Adjusted net income	$3,041	$3,029	$2,770	$2,580	$2,106
Adjusted earnings per share - diluted	$4.40	$4.26	$3.82	$3.45	$2.70
Dividends declared per share	$2.00	$1.95	$1.60	$1.35	$1.10
Statistical Data
ALBDs (in thousands)	87,424	83,872	82,303	80,002	77,307
Occupancy percentage	106.8%	106.9%	105.9%	105.9%	104.8%
Passengers carried (in thousands)	12,866	12,407	12,130	11,520	10,840
Fuel consumption in metric tons (in thousands)	3,312	3,296	3,286	3,233	3,181
Fuel consumption in metric tons per thousand ALBDs	37.9	39.3	39.9	40.4	41.2
Fuel cost per metric ton consumed	$472	$491	$378	$283	$393
Currencies (USD to 1)
AUD	$0.70	$0.75	$0.77	$0.74	$0.76
CAD	$0.75	$0.78	$0.77	$0.75	$0.79
EUR	$1.12	$1.18	$1.12	$1.11	$1.12
GBP	$1.27	$1.34	$1.28	$1.37	$1.54
RMB	$0.14	$0.15	$0.15	$0.15	$0.16
	As of November 30,
(in millions)	2019	2018	2017	2016	2015
Balance Sheet
Total assets (a)	$45,058	$42,401	$40,778	$38,881	$39,237
Total debt (a)	$11,503	$10,323	$9,195	$9,399	$8,787

(a)    Total assets and total debt for the year 2015 has not been updated to reflect the changes as a result of adopting ASU 2015-03 - Debt Issuance Cost

	Years Ended November 30,
(in millions, except for per share data):	2019	2018	2017	2016	2015
Net income
U.S. GAAP net income	$2,990	$3,152	$2,606	$2,779	$1,757
Unrealized (gains) losses on fuel derivatives, net	—	(94)	(227)	(236)	332
(Gains) losses on ship sales and impairments	(6)	(38)	387	(2)	(8)
Restructuring expenses	10	1	3	2	25
Other	47	8	—	37	—
Adjusted net income	$3,041	$3,029	$2,770	$2,580	$2,106

Weighted-average shares outstanding	692	710	725	747	779

Earnings per share
U.S. GAAP earnings per share	$4.32	$4.44	$3.59	$3.72	$2.26
Unrealized (gains) losses on fuel derivatives, net	—	(0.13)	(0.31)	(0.32)	0.42
(Gains) losses on ship sales and impairments	(0.01)	(0.05)	0.53	—	(0.01)
Restructuring expenses	0.01	—	—	—	0.03
Other	0.07	0.01	—	0.05	—
Adjusted earnings per share	$4.40	$4.26	$3.82	$3.45	$2.70

COMMON STOCK AND ORDINARY SHARES

Carnival Corporation’s common stock, together with paired trust shares of beneficial interest in the P&O Princess Special Voting Trust, which holds a Special Voting Share of Carnival plc, is traded on the NYSE under the symbol “CCL.” Carnival plc’s ordinary shares trade on the London Stock Exchange under the symbol “CCL.” Carnival plc’s American Depositary Shares (“ADSs”), each one of which represents one Carnival plc ordinary share, are traded on the NYSE under the symbol “CUK.” The depositary for the ADSs is JPMorgan Chase Bank, N.A.

As of January 16, 2020, there were 2,916 holders of record of Carnival Corporation common stock and 29,693 holders of record of Carnival plc ordinary shares and 136 holders of record of Carnival plc ADSs. The past performance of our share prices cannot be relied on as a guide to their future performance.

All dividends for both Carnival Corporation and Carnival plc are declared in U.S. dollars.  If declared, holders of Carnival Corporation common stock and Carnival plc ADSs receive a dividend payable in U.S. dollars. The dividends payable for Carnival plc ordinary shares are payable in sterling, unless the shareholders elect to receive the dividends in U.S. dollars. Dividends payable in sterling will be converted from U.S. dollars into sterling at the U.S. dollar to sterling exchange rate quoted by Bloomberg in London at 12:00 p.m. on the next combined U.S. and UK business day that follows the quarter end.

The payment and amount of any future dividend is within the discretion of the Boards of Directors. Our dividends were and will be based on a number of factors, including our earnings, liquidity position, financial condition, booking trends, capital requirements, credit ratings and the availability and cost of obtaining new debt. We cannot be certain that Carnival Corporation and Carnival plc will continue their dividend in the future, and if so, the amount and timing of such future dividends are not determinable and may be different than prior declarations.

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

	Assumes $100 Invested on November 30, 2014 Assumes Dividends Reinvested Years Ended November 30,
	2014	2015	2016	2017	2018	2019
Carnival Corporation Common Stock	$100	$117	$122	$159	$151	$117
Dow Jones Recreational Index	$100	$111	$109	$146	$144	$141
FTSE 100 Index	$100	$95	$87	$106	$100	$111
S&P 500 Index	$100	$103	$111	$136	$145	$168

Carnival plc

The following graph compares the Price Performance of $100 invested in Carnival plc ADSs, each representing one ordinary share of Carnival plc, with the Price Performance of $100 invested in each of the indexes noted below. The Price Performance is calculated in the same manner as previously discussed.

	Assumes $100 Invested on November 30, 2014 Assumes Dividends Reinvested Years Ended November 30,
	2014	2015	2016	2017	2018	2019
Carnival plc ADS	$100	$121	$122	$161	$150	$112
Dow Jones Recreational Index	$100	$111	$109	$146	$144	$141
FTSE 100 Index	$100	$95	$87	$106	$100	$111
S&P 500 Index	$100	$103	$111	$136	$145	$168

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

	2019 Quarters Ended
(in millions, except per share data)	February 28	May 31	August 31	November 30
Revenues	$4,673	$4,838	$6,533	$4,781
Operating income	$386	$515	$1,890	$484
Net income	$336	$451	$1,780	$423
Earnings per share
Basic	$0.48	$0.65	$2.58	$0.62
Diluted	$0.48	$0.65	$2.58	$0.61
Adjusted net income (a)	$338	$457	$1,819	$427
Adjusted earnings per share - diluted (a)	$0.49	$0.66	$2.63	$0.62
Dividends declared per share	$0.50	$0.50	$0.50	$0.50

(a)	Adjusted net income and adjusted fully diluted earnings per share were computed as follows:

	2019 Quarters Ended
(in millions, except per share data)	February 28	May 31	August 31	November 30
Net income
U.S. GAAP net income	$336	$451	$1,780	$423
Unrealized (gains) losses on fuel derivatives, net	—	—	—	—
(Gains) losses on ship sales and impairments	2	(16)	14	(5)
Restructuring expenses	—	—	—	10
Other	—	22	25	—
Adjusted net income	$338	$457	$1,819	$427

Weighted-average shares outstanding	695	693	691	688

Earnings per share
U.S. GAAP earnings per share	$0.48	$0.65	$2.58	$0.61
Unrealized (gains) losses on fuel derivatives, net	—	—	—	—
(Gains) losses on ship sales and impairments	—	(0.02)	0.02	(0.01)
Restructuring expenses	—	—	—	0.01
Other	—	0.03	0.04	—
Adjusted earnings per share	$0.49	$0.66	$2.63	$0.62

	2018 Quarters Ended
(in millions, except per share data)	February 28	May 31	August 31	November 30
Revenues	$4,232	$4,357	$5,836	$4,456
Operating income	$419	$559	$1,794	$552
Net income	$391	$561	$1,707	$494
Earnings per share
Basic	$0.54	$0.79	$2.42	$0.71
Diluted	$0.54	$0.78	$2.41	$0.71
Adjusted net income (a)	$375	$489	$1,673	$492
Adjusted earnings per share - diluted (a)	$0.52	$0.68	$2.36	$0.70
Dividends declared per share	$0.45	$0.50	$0.50	$0.50

(a)	Adjusted net income and adjusted fully diluted earnings per share were computed as follows:

	2018 Quarters Ended
(in millions, except per share data)	February 28	May 31	August 31	November 30
Net income
U.S. GAAP net income	$391	$561	$1,707	$494
Unrealized losses (gains) on fuel derivatives, net	(32)	(50)	(8)	(4)
(Gains) losses on ship sales and impairments	16	(28)	(27)	—
Restructuring expenses	—	—	—	1
Other	—	6	—	1
Adjusted net income	$375	$489	$1,673	$492

Weighted-average shares outstanding	719	715	707	699

Earnings per share
U.S. GAAP earnings per share	$0.54	$0.78	$2.41	$0.71
Unrealized (gains) losses on fuel derivatives, net	(0.05)	(0.07)	(0.01)	(0.01)
(Gains) losses on ship sales and impairments	0.02	(0.04)	(0.04)	—
Restructuring expenses	—	—	—	—
Other	—	0.01	—	—
Adjusted earnings per share	$0.52	$0.68	$2.36	$0.70