Form 10-K, Exhibit 13
period 2020-11-30
CARNIVAL CORP; CARNIVAL PLC
filed 2021-01-26
CIK 815097, 1125259

Exhibit 13
CARNIVAL CORPORATION & PLC
EXHIBIT 13 TO FORM 10-K
FOR THE YEAR ENDED NOVEMBER 30, 2020

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in millions, except per share data)

	Years Ended November 30,
	2020	2019	2018
Revenues
Passenger ticket	$3,684	$14,104	$13,930
Onboard and other	1,910	6,721	4,950
	5,595	20,825	18,881
Operating Costs and Expenses
Commissions, transportation and other	1,139	2,720	2,590
Onboard and other	605	2,101	638
Payroll and related	1,780	2,249	2,190
Fuel	823	1,562	1,619
Food	413	1,083	1,066
Ship and other impairments	1,967	26	16
Other operating	1,518	3,167	2,971
	8,245	12,909	11,089
Selling and administrative	1,878	2,480	2,450
Depreciation and amortization	2,241	2,160	2,017
Goodwill impairments	2,096	—	—
	14,460	17,549	15,556
Operating Income (Loss)	(8,865)	3,276	3,325
Nonoperating Income (Expense)
Interest income	18	23	14
Interest expense, net of capitalized interest	(895)	(206)	(194)
Gains on fuel derivatives, net	—	—	59
Other income (expense), net	(511)	(32)	3
	(1,388)	(215)	(118)
Income (Loss) Before Income Taxes	(10,253)	3,060	3,207
Income Tax Benefit (Expense), Net	17	(71)	(54)
Net Income (Loss)	$(10,236)	$2,990	$3,152
Earnings Per Share
Basic	$(13.20)	$4.34	$4.45
Diluted	$(13.20)	$4.32	$4.44
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Years Ended November 30,
	2020	2019	2018
Net Income (Loss)	$(10,236)	$2,990	$3,152
Items Included in Other Comprehensive Income (Loss)
Change in foreign currency translation adjustment	578	(86)	(199)
Other	51	(31)	32
Other Comprehensive Income (Loss)	630	(117)	(167)
Total Comprehensive Income (Loss)	$(9,606)	$2,873	$2,986
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED BALANCE SHEETS
(in millions, except par values)

	November 30,
	2020	2019
ASSETS
Current Assets
Cash and cash equivalents	$9,513	$518
Trade and other receivables, net	273	444
Inventories	335	427
Prepaid expenses and other	443	671
Total current assets	10,563	2,059
Property and Equipment, Net	38,073	38,131
Operating Lease Right-of-Use Assets (a)	1,370	—
Goodwill	807	2,912
Other Intangibles	1,186	1,174
Other Assets	1,594	783
	$53,593	$45,058
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Short-term borrowings	$3,084	$231
Current portion of long-term debt	1,742	1,596
Current portion of operating lease liabilities (a)	151	—
Accounts payable	624	756
Accrued liabilities and other	1,144	1,809
Customer deposits	1,940	4,735
Total current liabilities	8,686	9,127
Long-Term Debt	22,130	9,675
Long-Term Operating Lease Liabilities (a)	1,273	—
Other Long-Term Liabilities	949	890
Commitments and Contingencies
Shareholders' Equity
Common stock of Carnival Corporation, $0.01 par value; 1,960 shares authorized; 1,060 shares at 2020 and 657 shares at 2019 issued	11	7
Ordinary shares of Carnival plc, $1.66 par value; 217 shares at 2020 and 2019 issued	361	358
Additional paid-in capital	13,948	8,807
Retained earnings	16,075	26,653
Accumulated other comprehensive income (loss) (“AOCI”)	(1,436)	(2,066)
Treasury stock, 130 shares at 2020 and 2019 of Carnival Corporation and 60 shares at 2020 and 2019 of Carnival plc, at cost	(8,404)	(8,394)
Total shareholders' equity	20,555	25,365
	$53,593	$45,058
(a) We adopted the provisions of Leases on December 1, 2019.
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended November 30,
	2020	2019	2018
OPERATING ACTIVITIES
Net income (loss)	$(10,236)	$2,990	$3,152
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	2,241	2,160	2,017
Impairments	4,063	26	16
Gains on fuel derivatives, net	—	—	(59)
Loss on repurchases of Convertible Notes	464	—	—
Share-based compensation	105	46	65
Noncash lease expense	172	—	—
(Gain) loss on ship sales and other, net	78	43	(6)
	(3,114)	5,265	5,186
Changes in operating assets and liabilities
Receivables	125	(114)	(58)
Inventories	77	79	(67)
Prepaid expenses and other	(209)	(254)	74
Accounts payable	(165)	34	(24)
Accrued liabilities and other	(311)	80	(100)
Customer deposits	(2,703)	387	539
Net cash provided by (used in) operating activities	(6,301)	5,475	5,549
INVESTING ACTIVITIES
Purchases of property and equipment	(3,620)	(5,429)	(3,749)
Proceeds from sales of ships	334	26	389
Purchase of minority interest	(81)	—	(135)
Derivative settlements and other, net	127	126	(19)
Net cash provided by (used in) investing activities	(3,240)	(5,277)	(3,514)
FINANCING ACTIVITIES
Proceeds from (repayments of) short-term borrowings, net	2,852	(605)	417
Principal repayments of long-term debt	(1,621)	(1,651)	(1,556)
Proceeds from issuance of long-term debt	15,020	3,674	2,542
Dividends paid	(689)	(1,387)	(1,355)
Purchases of treasury stock	(12)	(603)	(1,468)
Issuance of common stock, net	3,249	4	3
Other, net	(150)	(86)	(42)
Net cash provided by (used in) financing activities	18,650	(655)	(1,460)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	53	(9)	(1)
Net increase (decrease) in cash, cash equivalents and restricted cash	9,161	(465)	574
Cash, cash equivalents and restricted cash at beginning of year	530	996	422
Cash, cash equivalents and restricted cash at end of year	$9,692	$530	$996
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in millions)

	Common stock	Ordinary shares	Additional paid-in capital	Retained earnings	AOCI	Treasury stock	Total shareholders’ equity
At November 30, 2017	$7	$358	$8,690	$23,292	$(1,782)	$(6,349)	$24,216
Net income (loss)	—	—	—	3,152	—	—	3,152
Other comprehensive income (loss)	—	—	—	—	(167)	—	(167)
Cash dividends declared	—	—	—	(1,378)	—	—	(1,378)
Purchases of treasury stock under the Repurchase Program and other	—	—	66	—	—	(1,446)	(1,380)
At November 30, 2018	7	358	8,756	25,066	(1,949)	(7,795)	24,443
Change in accounting principle (a)	—	—	—	(24)	—	—	(24)
Net income (loss)	—	—	—	2,990	—	—	2,990
Other comprehensive income (loss)	—	—	—	—	(117)	—	(117)
Cash dividends declared	—	—	—	(1,379)	—	—	(1,379)
Purchases of treasury stock under the Repurchase Program and other	—	—	51	—	—	(599)	(548)
At November 30, 2019	7	358	8,807	26,653	(2,066)	(8,394)	25,365
Net income (loss)	—	—	—	(10,236)	—	—	(10,236)
Other comprehensive income (loss)	—	—	—	—	630	—	630
Cash dividends declared	—	—	—	(342)	—	—	(342)
Issuance of common stock	2	—	3,247	—	—	—	3,249
Issuance and repurchase of Convertible Notes (net settled through a registered direct offering)	2	—	1,798	—	—	—	1,799
Purchases of treasury stock under the Repurchase Program and other	—	2	97	—	—	(10)	89
At November 30, 2020	$11	$361	$13,948	$16,075	$(1,436)	$(8,404)	$20,555
The accompanying notes are an integral part of these consolidated financial statements.

(a)    We adopted the provisions of Revenue from Contracts with Customers and Derivatives and Hedging on December 1, 2018.

CARNIVAL CORPORATION & PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – General

Description of Business

Carnival Corporation was incorporated in Panama in 1974 and Carnival plc was incorporated in England and Wales in 2000. Together with their consolidated subsidiaries, they are referred to collectively in these consolidated financial statements and elsewhere in this 2020 Annual Report as “Carnival Corporation & plc,” “our,” “us” and “we.” The consolidated financial statements include the accounts of Carnival Corporation and Carnival plc and their respective subsidiaries.

We are a leisure travel company with a portfolio of nine of the world’s leading cruise lines. With operations in North America, Australia, Europe and Asia, our portfolio features – Carnival Cruise Line, Princess Cruises, Holland America Line, P&O Cruises (Australia), Seabourn, Costa Cruises, AIDA Cruises, P&O Cruises (UK) and Cunard.

DLC Arrangement

Carnival Corporation and Carnival plc operate a dual listed company (“DLC”) arrangement, whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and provisions in Carnival Corporation’s Articles of Incorporation and By-Laws and Carnival plc’s Articles of Association. The two companies operate as a single economic enterprise with a single senior executive management team and identical Boards of Directors, but each has retained its separate legal identity. Each company’s shares are publicly traded on the New York Stock Exchange (“NYSE”) for Carnival Corporation and the London Stock Exchange for Carnival plc. The Carnival plc American Depositary Shares are traded on the NYSE.

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

Liquidity and Management’s Plans

In the face of the global impact of COVID-19, we paused our guest cruise operations in mid-March 2020. In September 2020 we began the resumption of limited guest operations as part of our phased-in return to service. As of January 14, 2021, none of our ships were operating with guests onboard. Significant events affecting travel, including COVID-19 and our pause in guest cruise operations, have had an impact on booking patterns. The full extent of the impact will be determined by our gradual return to service and the length of time COVID-19 influences travel decisions. We believe that the ongoing effects of COVID-19 on our operations and global bookings have had, and will continue to have, a material negative impact on our financial results and liquidity.

The estimation of our future liquidity requirements includes numerous assumptions that are subject to various risks and uncertainties. The principal assumptions used to estimate our future liquidity requirements consist of:

•Expected continued gradual resumption of guest cruise operations
•Expected lower than comparable historical occupancy levels during the resumption of guest cruise operations
•Expected incremental expenses for the resumption of guest cruise operations, for the maintenance of additional public health protocols and procedures for additional regulations

In addition, we make certain assumptions about new ship deliveries, improvements and disposals, and consider the future export credit financings that are associated with the ship deliveries.

We are preparing to execute on the necessary steps to comply with the various heightened governmental regulations required to return to guest cruise operations. We are working with a number of world-leading public health, epidemiological and policy experts to support our ongoing efforts with enhanced protocols and procedures for the return of cruise vacations. These advisors will continue to provide guidance based on the latest scientific evidence and best practices for protection and mitigation. We also believe that there have been positive developments around the availability and widespread distribution and use of safe and effective COVID-19 vaccines, which we believe will be important to achieving historical occupancy levels over time.

We cannot make assurances that our assumptions used to estimate our liquidity requirements may not change because we have never previously experienced a complete cessation of our guest cruise operations, and as a consequence, our ability to be predictive is uncertain. In addition, the magnitude, duration and speed of the global pandemic are uncertain. We have made reasonable estimates and judgments of the impact of COVID-19 within our consolidated financial statements and there may be changes to those estimates in future periods. We expect a net loss on both a U.S. GAAP and adjusted basis for 2021. We have taken and continue to take actions to improve our liquidity, including capital expenditure and operating expense reductions, amending credit agreements, accelerating the removal of certain ships from our fleet, suspending dividend payments on, and the repurchase of, common stock of Carnival Corporation and ordinary shares of Carnival plc and pursuing various capital market transactions.

Based on these actions and assumptions regarding the impact of COVID-19, and considering our available liquidity including cash and cash equivalents of $9.5 billion at November 30, 2020, we have concluded that we have sufficient liquidity to satisfy our obligations for at least the next twelve months. Beginning on February 28, 2022, one month beyond the twelve month assessment period, additional financial covenant amendments for our export credit facilities has been requested and will be needed in order to maintain covenant compliance.

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

For 2019 and 2018, we reclassified $390 million and $272 million from tour and other revenues to onboard and other revenues as well as $268 million and $180 million from tour and other costs and expenses to other operating cost and expenses in order to conform to the current year presentation.

Preparation of Financial Statements

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported and disclosed in our consolidated financial statements. The full extent to which the effects of COVID-19 will directly or indirectly impact our business, operations, results of operations and financial condition, including our valuation of goodwill and trademarks, impairment of ships, collectability of trade and notes receivables as well as provisions for pending litigation, will depend on future developments that are highly uncertain. We believe that we have made reasonable estimates and judgments within our financial statements and there may be changes to those estimates in future periods. Actual results may differ from the estimates used in preparing our consolidated financial statements. All material intercompany balances and transactions are eliminated in consolidation.

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

The cost of ships under construction include progress payments for the construction of new ships, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. We account for ship improvement costs, including replacements of certain significant components and parts, by capitalizing those costs we believe add value to our ships and have a useful life greater than one year and depreciating those improvements over their estimated remaining useful life. We have a capital program for the improvement of our ships and for asset replacements in order to enhance the effectiveness and efficiency of our operations; to comply with, or exceed, all relevant legal and statutory requirements related to health, environment, safety, security and sustainability; and to gain strategic benefits or provide improved product innovations to our guests.

We capitalize interest as part of the cost of capital projects during their construction period. The specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written-off upon retirement, which may result in a loss on disposal that is also included in other operating expenses. Liquidated damages received from shipyards as a result of late ship delivery are recorded as reductions to the cost basis of the ship.

The costs of repairs and maintenance, including minor improvement costs and expenses related to dry-docks, are charged to expense as incurred and included in other operating expenses. Dry-dock expenses primarily represent planned major maintenance activities that are incurred when a ship is taken out-of-service for scheduled maintenance.

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

We execute transactions in a number of different currencies. At the date that the transaction is recognized, each asset, liability, revenue, expense, gain or loss arising from the transaction is measured and recorded in the functional currency of the recording entity using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in a currency other than the functional currency are adjusted using the exchange rate at the balance sheet date, with gains or losses recorded in other income or other expense, unless such monetary balances have been designated as hedges of net investments in our foreign entities. The net gains or losses resulting from foreign currency transactions were not material in 2020, 2019 and

2018. In addition, the unrealized gains or losses on our long-term intercompany receivables and payables which are denominated in a non-functional currency and which are not expected to be repaid in the foreseeable future are recorded as foreign currency translation adjustments included as a component of AOCI.

Revenue and Expense Recognition

Guest cruise deposits are initially included in customer deposit liabilities when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities, and all associated direct costs and expenses of a voyage are recognized as cruise costs and expenses, upon completion of voyages, with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. The impact of recognizing these shorter duration cruise revenues and costs and expenses on a completed voyage basis versus on a pro rata basis is not material. Certain of our product offerings are bundled and we allocate the value of the bundled services and goods between passenger ticket revenues and onboard and other revenues based upon the estimated standalone selling prices of those goods and services. Guest cancellation fees, when applicable, are recognized in passenger ticket revenues at the time of cancellation.

Our sales to guests of air and other transportation to and from airports near the home ports of our ships are included in passenger ticket revenues, and the related costs of purchasing these services are included in transportation costs. The proceeds that we collect from the sales of third-party shore excursions are included in onboard and other revenues and the related costs are included in onboard and other costs. The amounts collected on behalf of our onboard concessionaires, net of the amounts remitted to them, are included in onboard and other revenues as concession revenues. All of these amounts are recognized on a completed voyage or pro rata basis as discussed above.

Passenger ticket revenues include fees, taxes and charges collected by us from our guests. A portion of these fees, taxes and charges vary with guest head counts and are directly imposed on a revenue-producing arrangement. This portion of the fees, taxes and charges is expensed in commissions, transportation and other costs when the corresponding revenues are recognized. These fees, taxes and charges included in commissions, transportation and other costs were $215 million in 2020, $659 million in 2019 and $615 million in 2018. The remaining portion of fees, taxes and charges are expensed in other operating expenses when the corresponding revenues are recognized.

Revenues and expenses from our hotel and transportation operations, which are included in our Tour and Other segment, are recognized at the time the services are performed.

Customer Deposits

Our payment terms generally require an initial deposit to confirm a reservation, with the balance due prior to the voyage. Cash received from guests in advance of the cruise is recorded in customer deposits and in other long-term liabilities on our Consolidated Balance Sheets. These amounts include refundable deposits. We have provided, and expect to continue to provide, flexibility to guests with bookings on sailings cancelled due to the pause in cruise operations by allowing guests to receive enhanced future cruise credits ("FCC") or to elect to receive refunds in cash. We have paid and expect to continue to pay cash refunds of customer deposits with respect to a portion of these cancelled cruises. The amount of cash refunds to be paid may depend on the level of guest acceptance of FCCs and future cruise cancellations. We record a liability for these FCCs only to the extent we have received cash from guests with bookings on cancelled sailings. We had customer deposits of $2.2 billion and $4.9 billion as of November 30, 2020 and 2019. The current portion of our customer deposits was $1.9 billion and $4.7 billion as of November 30, 2020 and 2019. These amounts include deposits related to cancelled cruises prior to the election of a cash refund by guests. Refunds payable to guests who have elected cash refunds are recorded in accounts payable. Due to the uncertainty associated with the duration and extent of COVID-19, we are unable to estimate the amount of the November 30, 2020 customer deposits that will be recognized in earnings compared to amounts that will be refunded to customers or issued as a credit for future travel. During 2020 and 2019, we recognized revenues of $3.2 billion and $4.3 billion related to our customer deposits as of November 30, 2019 and December 1, 2018. Historically, our customer deposits balance changes due to the seasonal nature of cash collections, the recognition of revenue, refunds of customer deposits and foreign currency translation.

Contract Receivables

Although we generally require full payment from our customers prior to or concurrently with their cruise, we grant credit terms to a relatively small portion of our revenue source. We also have receivables from credit card merchants for cruise ticket purchases and onboard revenue. These receivables are included within trade and other receivables, net.

Contract Assets

Contract assets are amounts paid prior to the start of a voyage, which we record as an asset within prepaid expenses and other and which are subsequently recognized as commissions, transportation and other at the time of revenue recognition or at the time of voyage cancellation. We have contract assets of an immaterial amount and $154 million as of November 30, 2020 and November 30, 2019.

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

Selling and Administrative Expenses

Selling expenses include a broad range of advertising, marketing and promotional expenses. Advertising is charged to expense as incurred, except for media production costs, which are expensed upon the first airing of the advertisement. Selling expenses totaled $348 million in 2020, $728 million in 2019 and $673 million in 2018. Administrative expenses represent the costs of our shoreside support, reservations and other administrative functions, and include salaries and related benefits, professional fees and building occupancy costs, which are typically expensed as incurred.

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

Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding during each period. Diluted earnings per share is computed by dividing net income (loss) by the weighted-average number of shares and common stock equivalents outstanding during each period. For earnings per share purposes, Carnival Corporation common stock and Carnival plc ordinary shares are considered a single class of shares since they have equivalent rights.

Accounting Pronouncements

On December 1, 2019, we adopted the Financial Accounting Standards Board (the “FASB”) issued guidance, Leases, using the modified retrospective approach, which allows entities to either apply the new lease standard to the beginning of the earliest period presented or only to the consolidated financial statements in the period of adoption without restating prior periods. We have elected to apply the new guidance at the date of adoption without restating prior periods.

We have implemented changes to our internal controls to address the collection, recording, and accounting for leases in accordance with the new guidance. Upon adoption of the new guidance, the most material impact was the recognition of $1.4 billion of right-of-use assets and lease liabilities relating to operating leases, reported within operating lease right-of-use assets and long-term operating lease liabilities, with the current portion of the liability reported within current portion of operating lease liabilities, in our Consolidated Balance Sheet as of December 1, 2019. There was no cumulative effect of applying the new standard and accordingly there was no adjustment to our retained earnings upon adoption. This guidance had an immaterial impact on our Consolidated Statements of Income (Loss), Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Cash Flows and the compliance with debt-covenants under our current agreements.

The FASB issued amended guidance, Compensation - Retirement Benefits - Defined Benefit Plans - General, which clarifies disclosure requirements for entities that sponsor defined benefit pension or other postretirement plans. This guidance eliminates requirements for certain disclosures that are no longer considered cost beneficial. Additionally, this guidance requires explanations of the reasons for material gains and losses related to changes in the defined benefit obligation for the period and any other material change in the benefit obligation or plan assets not otherwise apparent in disclosures. On November 30, 2020, we adopted this guidance using the retrospective method for each period presented. As a result, we are not required to present the amount in accumulated other comprehensive income that is expected to be recognized as components of net periodic benefit cost over the next fiscal year.

The FASB issued amended guidance, Intangibles - Goodwill and Other - Internal-Use Software, which requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance to determine which implementation costs to capitalize as assets or expense as incurred. The expense related to deferred implementation costs is required to be presented in the same line item within the Consolidated Statements of Income (Loss) as the related hosting fees. Additionally, the payments for deferred implementation costs are required to be presented in the same line item in the Consolidated Statements of Cash Flows as payments for the related hosting fees. This guidance is required to be adopted by us in the first quarter of 2021 and we have elected to apply the guidance using a prospective approach. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

The FASB issued amended guidance, Financial Instruments - Credit Losses, which requires an entity to present the net amount expected to be collected for certain financial assets, including trade receivables. On initial recognition and at each reporting period, this guidance will require an entity to recognize an allowance that reflects the entity's current estimate of credit losses expected to be incurred over the life of the financial instrument. This guidance is required to be adopted by us in the first quarter of 2021 and will be applied prospectively with a cumulative-effect adjustment to retained earnings. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

The FASB issued guidance, Debt - Debt with Conversion and Other Options and Derivative and Hedging - Contracts in Entity's Own Equity, which simplifies the accounting for convertible instruments. This guidance eliminates certain models that require separate accounting for embedded conversion features, in certain cases. Additionally, among other changes, the guidance eliminates certain of the conditions for equity classification for contracts in an entity’s own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. This guidance is required to be adopted by us in the first quarter of 2023 and must be applied using either a modified or full retrospective approach. We are currently evaluating the impact this guidance will have on our consolidated financial statements.

NOTE 3 – Property and Equipment

	November 30,
(in millions)	2020	2019
Ships and ship improvements	$49,803	$50,446
Ships under construction	1,354	2,492
Other property and equipment	3,992	3,843
Total property and equipment	55,148	56,781
Less accumulated depreciation	(17,075)	(18,650)
	$38,073	$38,131

Capitalized interest amounted to $66 million in 2020, $39 million in 2019 and $36 million in 2018.

Sales of Ships

We have sold 12 NAA segment ships and five EA segment ships, which represents a passenger-capacity reduction of 20,510 for our NAA segment and 9,740 for our EA segment. In addition, we expect to sell two NAA segment ships which represents a passenger-capacity reduction of 2,100.

Refer to Note 10 - “Fair Value Measurements, Derivative Instruments and Hedging Activities and Financial Risks, Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis, Impairment of Ships” for additional discussion.

NOTE 4 – Other Assets

We have a minority interest in Grand Bahama Shipyard Ltd. (“Grand Bahama”), a ship repair and maintenance facility. Grand Bahama provided services to us of $38 million in 2020, $62 million in 2019 and $89 million in 2018. As of November 30, 2020, our investment in Grand Bahama was $55 million, consisting of $13 million in equity and a loan of $42 million. As of November 30, 2019, our investment in Grand Bahama was $54 million, consisting of $15 million in equity and a loan of $39 million.

We have a minority interest in the White Pass & Yukon Route (“White Pass”) that includes port, railroad and retail operations in Skagway, Alaska. Due to the impact of COVID-19 on the Alaska season, White Pass provided no services to us in 2020, and $22 million in 2019. As of November 30, 2020, our investment in White Pass was $94 million, consisting of $75 million in equity and a loan of $19 million. As of November 30, 2019, our investment in White Pass was $102 million, consisting of $84 million in equity and a loan of $18 million.

We have a minority interest in CSSC Carnival Cruise Shipping Limited (“CSSC-Carnival”), a China-based cruise company which will operate its own fleet designed to serve the Chinese market. As of November 30, 2020 and 2019, our investment in CSSC-Carnival was $140 million and $48 million. In December 2019, we sold to CSSC-Carnival a controlling interest in an entity with full ownership of two EA segment ships and recognized a related gain of $107 million, included in other operating expenses in our Consolidated Statements of Income (Loss). As of November 30, 2020, our investment in the minority interest of this entity was $283 million.
NOTE 5 – Debt

			November 30,
(in millions)	Maturity	Rate (a)	2020	2019
Secured Debt
Notes
Notes	Apr 2023	11.5%	$4,000	$—
Notes	Feb 2026	10.5%	775	—
EUR Notes	Feb 2026	10.1%	508	—
Notes (c)	Jun 2027	7.9%	192	192
Notes	Aug 2027	9.9%	900	—
Bank Loans
EUR fixed rate (c)	Jul 2024 - May 2025	5.5 - 6.2%	136	154
Floating rate	Jun 2025	LIBOR + 7.5%	1,855	—
EUR floating rate (c)	Jun 2025 - Oct 2026	EURIBOR + 2.7 - 7.5%	1,026	77
Total Secured Debt			9,393	423
Unsecured Debt
Revolver
Facility (expires Aug 2024)	(b)	LIBOR + 0.6%	3,083	—
Notes
Notes	Oct 2020	4.0%	—	700
EUR Notes	Feb 2021	1.6%	429	550
EUR Notes	Nov 2022	1.9%	658	605
Convertible Notes	Apr 2023	5.8%	537	—
Notes	Oct 2023	7.2%	125	125
Notes	Mar 2026	7.6%	1,450	—
EUR Notes	Mar 2026	7.6%	598	—
Notes	Jan 2028	6.7%	200	200
EUR Notes	Oct 2029	1.0%	718	660
Bank Loans

EUR fixed rate	Mar 2021 - Sep 2021	0.3 - 3.9%	32	221
EUR floating rate	Mar 2021 - Apr 2023	EURIBOR + 0.3 - 4.8%	1,860	1,596
Floating rate	Jul 2024 - Sep 2024	LIBOR + 3.8%	300	300
GBP floating rate	Aug 2021 - Feb 2025	GBP LIBOR + 0.8 - 0.9%	881	854
Export Credit Facilities
EUR floating rate	Mar 2021 - Oct 2032	EURIBOR + 0.2 - 1.5%	1,891	963
EUR fixed rate	Feb 2031 - Sep 2032	1.1%	1,159	545
Fixed rate	Aug 2027 - Oct 2031	2.4 - 3.4%	3,131	3,485
Floating rate	Feb 2022 - Dec 2031	LIBOR + 0.5 - 1.5%	1,138	174
Commercial Paper
EUR floating rate commercial paper	—	—%	—	231
Total Unsecured Debt			18,188	11,211
Total Debt			27,581	11,634
Less: unamortized debt issuance costs			(624)	(131)
Total Debt, net of unamortized debt issuance costs			26,957	11,503
Less: short-term borrowings			(3,084)	(231)
Less: current portion of long-term debt			(1,742)	(1,596)
Long-Term Debt			$22,130	$9,675

The scheduled maturities of our debt are as follows:

	November 30, 2020	2021
(in millions)	Rate (a)	1Q	2Q	3Q	4Q	2022	2023	2024	2025	Thereafter
Secured Debt
Notes
Notes	11.5%	$—	$—	$—	$—	$—	$4,000	$—	$—	$—
Notes	10.5%	—	—	—	—	—	—	—	—	775
EUR Notes	10.1%	—	—	—	—	—	—	—	—	508
Notes (c)	7.9%	—	—	—	—	—	—	—	—	192
Notes	9.9%	—	—	—	—	—	—	—	—	900
Bank Loans
EUR fixed rate (c)	5.5 - 6.2%	8	8	8	8	32	32	32	8	—
Floating rate	LIBOR + 7.5%	5	5	5	5	19	19	19	1,781	—
EUR floating rate (c)	EURIBOR + 2.7 - 7.5%	2	8	2	8	22	22	22	928	12
Total Secured Debt		15	21	15	21	72	4,072	72	2,717	2,387
Unsecured Debt
Revolver
Facility (expires Aug 2024)	LIBOR + 0.6%	—	—	—	—	—	—	3,083	—	—
Notes
EUR Notes	1.6%	429	—	—	—	—	—	—	—	—
EUR Notes	1.9%	—	—	—	—	658	—	—	—	—
Convertible Notes	5.8%	—	—	—	—	—	537	—	—	—
Notes	7.2%	—	—	—	—	—	125	—	—	—
Notes	7.6%	—	—	—	—	—	—	—	—	1,450
EUR Notes	7.6%	—	—	—	—	—	—	—	—	598
Notes	6.7%	—	—	—	—	—	—	—	—	200
EUR Notes	1.0%	—	—	—	—	—	—	—	—	718
Bank Loans
EUR fixed rate	0.3 - 3.9%	—	17	—	15	—	—	—	—	—
EUR floating rate	EURIBOR + 0.3 - 4.8%	—	179	—	—	1,053	628	—	—	—
Floating rate	LIBOR + 3.8%	—	—	—	—	—	—	300	—	—
GBP floating rate	GBP LIBOR + 0.8 - 0.9%	40	—	375	—	—	—	93	373	—
Export Credit Facilities
EUR floating rate	EURIBOR + 0.2 - 1.5%	—	24	49	124	333	306	277	200	629
EUR fixed rate	1.1%	—	—	26	26	103	103	103	103	644
Fixed rate	2.4 - 3.4%	—	74	36	98	291	332	332	332	1,576
Floating rate	LIBOR + 0.5 - 1.5%	16	35	68	41	194	152	152	92	446
Total Unsecured Debt		485	330	553	304	2,631	2,183	4,340	1,100	6,261
Total Debt		$500	$351	$568	$325	$2,703	$6,255	$4,412	$3,818	$8,648

(a)Certain of the EURIBOR and LIBOR based loans have 0% or 1% floors, respectively.
(b)As of November 30, 2020, we had a $3.1 billion ($1.7 billion, €1.0 billion and £150 million) multi-currency revolving credit facility (the “Revolving Facility”) that was drawn in March 2020 for an initial term of six months. The maturities for these borrowings were extended in September 2020 for an additional six months through March 2021. We may re-borrow such amounts through August 2024 subject to satisfaction of the conditions in the facility. The Revolving Facility also includes an emissions linked margin adjustment whereby, after the initial applicable margin is set per the margin pricing grid, the margin may be adjusted based on performance in achieving certain agreed annual carbon emissions goals. We are required to pay a commitment fee on any undrawn portion.
(c)In 2019, these notes and bank loans were unsecured.

The above debt tables do not include the impact of our interest rate swaps. The interest rates on some of our debt, and in the case of our Revolving Facility, fluctuate based on the applicable rating of senior unsecured long-term securities of Carnival Corporation or Carnival plc. For the year ended November 30, 2020, we had borrowings of $525 million and repayments of $526 million of commercial paper with original maturities greater than three months. For the year ended November 30, 2019, we did not have borrowings or repayments of commercial paper with original maturities greater than three months. For the year ended November 30, 2018, we had borrowings of $2 million and repayments of $2 million of commercial paper with original maturities greater than three months.

Debt is recorded at initial fair value, which normally reflects the proceeds received by us, net of debt issuance costs, and is subsequently stated at amortized cost. Debt issuance costs are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the debt. Debt issue discounts and premiums are generally amortized to interest expense using the effective interest rate method over the term of the debt.

Covenant Compliance

Many of our debt agreements contain one or more financial covenants that require us to:

•Maintain minimum debt service coverage (EBITDA to consolidated net interest charges for the most recently ended four fiscal quarters) of not less than 3.0 to 1.0 at the end of each fiscal quarter (the “Financial Covenant”)
•Maintain minimum shareholders’ equity of $5.0 billion
•Limit our debt to capital percentage to 65% at the end of each fiscal quarter (the “Debt to Capital Covenant”)
•Limit the amounts of our secured assets as well as secured and other indebtedness

As of November 30, 2020, we had entered into supplemental agreements to amend our agreements with respect to the Financial Covenant to:

•Waive compliance for all of our export credit facilities through November 30, 2021 or December 31, 2021, as applicable, with aggregate indebtedness of $7.3 billion as of November 30, 2020. We will be required to comply beginning with the next testing date of February 28, 2022.
•Waive compliance through November 30, 2021 for certain of our bank loans with aggregate indebtedness of $2.1 billion as of November 30, 2020. The amendments were subsequently extended through November 30, 2022, with the applicable covenant threshold reduced beginning from the February 28, 2023 testing date before reverting to 3.0 to 1.0 from the February 28, 2024 testing date onwards.
•Waive compliance for the remaining applicable bank loans with aggregate indebtedness of $479 million as of November 30, 2020, through their respective maturity dates.

At November 30, 2020, we were in compliance with the applicable debt covenants.

In December 2020, we entered into an amendment agreement to our Revolving Facility. The amendment increased the maximum percentage for our Debt to Capital Covenant from the testing date on November 30, 2021 through the testing date on February 28, 2024, introduced a new minimum liquidity covenant (from the testing date of February 28, 2021 to November 30, 2022), introduced the Financial Covenant (from the testing date of February 28, 2023 for the remainder of the term of the Revolving Facility), and introduced certain other restrictive covenants through November 30, 2024. The amendment also restricts the granting of guarantees and security interests for certain of our outstanding debt through November 30, 2024. In January 2021, we entered into amendments which resulted in similar changes to agreements governing our bank loans.

Generally, if an event of default under any debt agreement occurs, then, pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables could become due, and all debt and derivative contracts could be terminated. Any financial covenant amendment may lead to increased costs, increased interest rates, additional restrictive covenants and other available lender protections that would be applicable.

Credit Ratings Update

Since March 2020, Moody’s and S&P Global have downgraded our credit ratings to be non investment grade.

Newbuild Ship Financing

We have unsecured long-term unfunded export credit ship financings. These facilities, if drawn at the time of ship delivery, are generally repayable semi-annually over 12 years. We have the option to cancel each one at specified dates prior to the underlying ship’s delivery date.

2023 First Lien Notes

In April 2020, we issued $4.0 billion aggregate principal amount of 11.5% first-priority senior secured notes due in 2023 (the “2023 First Lien Notes”). The 2023 First Lien Notes mature on April 1, 2023 unless earlier redeemed or repurchased. Our obligations under the 2023 First Lien Notes are guaranteed by Carnival plc and certain of our subsidiaries that own or operate our vessels and material intellectual property, and are secured by collateral, which includes vessels and material intellectual property with a net book value of $27.8 billion as of November 30, 2020 and certain other assets. Upon the occurrence of certain change of control events, we are required to offer to repurchase the 2023 First Lien Notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest to the purchase date.

The indenture governing the 2023 First Lien Notes contains covenants that limit our ability to, among other things: (i) incur additional indebtedness or issue certain preferred shares; (ii) make dividend payments on or make other distributions in respect of our capital stock or make other restricted payments; (iii) make certain investments; (iv) sell certain assets; (v) create liens on assets; (vi) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and (vii) enter into certain transactions with our affiliates. These covenants are subject to a number of important limitations and exceptions.

Convertible Notes

In April 2020, we issued $2.0 billion aggregate principal amount of 5.75% convertible senior notes due 2023 (the “Convertible Notes”). The Convertible Notes mature on April 1, 2023, unless earlier repurchased or redeemed by us or earlier converted in accordance with their terms prior to the maturity date. The Convertible Notes are guaranteed on a senior unsecured basis by Carnival plc, Carnival Finance, LLC and our subsidiaries that guarantee the 2023 First Lien Notes.

The Convertible Notes are convertible by holders, subject to the conditions described below, into cash, shares of Carnival Corporation common stock, or a combination thereof, at our election. The Convertible Notes have an initial conversion rate of 100 shares of Carnival Corporation common stock per $1,000 principal amount of the Convertible Notes, equivalent to an initial conversion price of $10 per share of common stock. The initial conversion price is subject to certain anti-dilutive adjustments and may also increase if the Convertible Notes are converted in connection with a tax redemption or certain corporate events.

The Convertible Notes are convertible at any time prior to the close of business on the business day immediately preceding January 1, 2023, only under the following circumstances:

•during any fiscal quarter (and only during such fiscal quarter) if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price on each applicable trading day;
•during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per share of common stock and the conversion rate on each such trading day;
•prior to the close of business on the second scheduled trading day immediately preceding any tax redemption date; or
•upon the occurrence of specified corporate events.

On or after January 1, 2023, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their Convertible Notes at any time.

If we undergo certain corporate events (each, a “fundamental change”), subject to certain conditions, holders may require us to repurchase for cash all or any portion of their Convertible Notes at a price equal to 100% of the principal amount of the
Convertible Notes to be repurchased, plus accrued and unpaid interest to the fundamental change repurchase date.

We may redeem the Convertible Notes, in whole but not in part, at any time on or prior to December 31, 2022 at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, if we or any guarantor would have to pay any additional amounts on the Convertible Notes due to a change in tax laws, regulations or rulings or a change in the official application, administration or interpretation thereof.

As of November 30, 2020, a condition allowing holders of the Convertible Notes to convert has been met and therefore the notes are convertible. The holders are entitled to convert all or any portion of their Convertible Notes at any time during the three months starting on December 1, 2020 and ending on February 28, 2021, at the conversion rate of 100 shares of Carnival Corporation common stock per $1,000 principal amount of Convertible Notes.

In August 2020, we completed registered direct offering of 99.2 million shares of Carnival Corporation common stock at a price of $14.02 per share to a limited number of holders of the Convertible Notes (the “August Registered Direct Offering”). We used the proceeds of the stock offerings to repurchase from such holders $886 million aggregate principal amount of the Convertible Notes in privately negotiated transactions.

In November 2020, we completed two registered direct offerings of 57.4 million shares and 10.4 million shares of Carnival Corporation common stock at a price of $18.05 and $17.59 per share, respectively, to a limited number of holders of the Convertible Notes (the “November Registered Direct Offerings”). We used the proceeds from the stock offering to repurchase from such holders $590 million aggregate principal amount of the Convertible Notes in privately negotiated transactions.

We recognized a $464 million extinguishment loss as a result of the August and November Registered Direct Offerings in other income (expense), net.

We account for the Convertible Notes as separate liability and equity components. We determined the carrying amount of the liability component as the present value of its cash flows.

The carrying amount of the equity component representing the conversion option was $286 million on the date of issuance and was calculated by deducting the carrying value of the liability component from the initial proceeds from the Convertible Notes. The excess of the principal amount of the Convertible Notes over the carrying amount of the liability component represents a debt discount that is amortized to interest expense over the term of the Convertible Notes under the effective interest rate method using an effective interest rate of 12.9%. The carrying amount of the equity component was reduced to zero in conjunction with the partial repurchase of Convertible Notes in August 2020 because at the time of repurchase, the fair value of the equity component for the portion of the Convertible Notes that was repurchased, exceeded the total amount of the equity component recorded at the time the Convertible Notes were issued.

The net carrying value of the liability component of the Convertible Notes was as follows:

(in millions)	November 30, 2020
Principal	$537
Less: Unamortized debt discount and transaction costs	(76)
$461

The interest expense recognized related to the Convertible Notes was as follows:

(in millions)	Year Ended November 30, 2020
Contractual interest expense	$58
Amortization of debt discount and transaction costs	$50
$109

We had no Convertible Notes in 2019.

2025 Secured Term Loan
In June 2020, we borrowed an aggregate principal amount of $2.8 billion in two tranches ($1.9 billion and €800 million), under a first-priority senior secured term loan facility that matures on June 30, 2025 (the "2025 Secured Term Loan"). The U.S. dollar tranche bears interest at a rate per annum equal to adjusted LIBOR (with a 1% floor) plus 7.5%. The euro tranche bears interest at a rate per annum equal to EURIBOR (with a 0% floor) plus 7.5%. The 2025 Secured Term Loan is guaranteed by Carnival plc and the same subsidiaries that currently guarantee, and are secured on a first-priority basis by substantially the same collateral that currently secures, the 2023 First Lien Notes, the 2026 Second Lien Notes and the 2027 Second Lien Notes. The

2025 Secured Term Loan contains covenants that are substantially similar to the covenants in the indenture governing the 2023 First Lien Notes. These covenants are subject to a number of important limitations and exceptions.

2026 Second Lien Notes

In July 2020, we issued an aggregate principal amount of $1.3 billion in two tranches ($775 million and €425 million), under second-priority senior secured notes that mature on February 1, 2026 (the "2026 Second Lien Notes"). The U.S. dollar tranche bears interest at a rate of 10.5% per year. The euro tranche bears interest at a rate of 10.1% per year. The 2026 Second Lien Notes are guaranteed by Carnival plc and the same subsidiaries that currently guarantee, and are secured on a second-priority basis by substantially the same collateral that currently secures, the 2023 First Lien Notes, the 2025 Secured Term Loan and the 2027 Second Lien Notes. The indenture governing the 2026 Second Lien Notes contains covenants that are substantially similar to the covenants in the indenture governing the 2023 First Lien Notes and the 2027 Second Lien Notes. These covenants are subject to a number of important limitations and exceptions.

2027 Second Lien Notes

In August 2020, we issued an aggregate principal amount of $900 million of second-priority senior secured notes that mature on August 1, 2027 (the "2027 Second Lien Notes"). The 2027 Second Lien Notes bear interest at a rate of 9.9% per year. The 2027 Second Lien Notes are guaranteed by Carnival plc and the same subsidiaries that currently guarantee, and are secured on a second-priority basis by substantially the same collateral that currently secures, the 2023 First Lien Notes, the 2025 Secured Term Loan and the 2026 Second Lien Notes. The indenture governing the 2027 Second Lien Notes contains covenants that are substantially similar to the covenants in the indenture governing the 2023 First Lien Notes and the 2026 Second Lien Notes. These covenants are subject to a number of important limitations and exceptions.

2026 Senior Unsecured Notes

In November 2020, we issued an aggregate principal amount of $2.0 billion in two tranches $1.5 billion and €500 million) under senior unsecured notes that mature on March 1, 2026 (the “2026 Senior Unsecured Notes”). The U.S dollar tranche bears interest at a rate of 7.6% per year. The euro tranche bears interest at a rate of 7.6% per year. The 2026 Senior Unsecured Notes are guaranteed by Carnival plc and the same subsidiaries that currently guarantee the 2023 First Lien Notes, 2026 Second Lien Notes and the 2027 Second Lien Notes and are unsecured. The 2026 Senior Unsecured Notes contains covenants that are substantially similar to the covenants in the indentures governing the 2023 First Lien Notes, 2026 Second Lien Notes and the 2027 Second Lien Notes. These covenants are subject to a number of important limitations and exceptions.

Modifications and Other

Certain export credit agencies have offered 12-month debt amortization and a financial covenant holiday (“Debt Holiday”). In 2020, we have entered into supplemental agreements or side letters for Debt Holiday amendments to defer certain principal repayments otherwise due through March 31, 2021, except for one export credit facility with a deferral period through April 30, 2021, through the creation of separate tranches of loans with repayments made over the following four years.

During the year-ended November 30, 2020, we recognized a gain on early extinguishment of debt of $5 million that is included in other income (expense), net in the accompanying Consolidated Statements of Income (Loss).

NOTE 6 – Commitments

	Fiscal
(in millions)	2021	2022	2023	2024	2025	Thereafter	Total
New ship growth capital	$3,201	$4,692	$3,273	$793	$1,076	$—	$13,036
Other long-term commitments	219	98	54	52	37	18	478
	$3,421	$4,790	$3,327	$845	$1,113	$18	$13,515

NOTE 7 – Contingencies

Litigation

We are routinely involved in legal proceedings, claims, disputes, regulatory matters and governmental inspections or investigations arising in the ordinary course of or incidental to our business, including those noted below. Additionally, as a result of the impact of COVID-19, litigation claims, enforcement actions, regulatory actions and investigations, including, but not limited to, those arising from personal injury and loss of life, have been and may, in the future, be asserted against us. We expect many of these claims and actions, or any settlement of these claims and actions, to be covered by insurance and historically the maximum amount of our liability, net of any insurance recoverables, has been limited to our self-insurance retention levels.

We record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated.

Legal proceedings and government investigations are subject to inherent uncertainties, and unfavorable rulings or other events could occur. Unfavorable resolutions could involve substantial monetary damages. In addition, in matters for which conduct remedies are sought, unfavorable resolutions could include an injunction or other order prohibiting us from selling one or more products at all or in particular ways, precluding particular business practices or requiring other remedies. An unfavorable outcome might result in a material adverse impact on our business, results of operations, financial position or liquidity.

As previously disclosed, on May 2, 2019, two lawsuits were filed against Carnival Corporation in the U.S. District Court for the Southern District of Florida under Title III of the Cuban Liberty and Democratic Solidarity Act, also known as the Helms-Burton Act, claiming ownership of commercial waterfront real property we own and use at the Havana docks and seeking damages, including treble damages. On July 9, 2020, the court granted our motion for judgment on the pleadings in the action filed by Javier Garcia Bengochea, and dismissed the plaintiff’s action with prejudice. On August 6, 2020, Bengochea filed a notice of appeal. On September 14, 2020, the court denied our motion to dismiss the amended action filed by Havana Docks Corporation. We filed an answer to the amended complaint on September 25, 2020. The plaintiff filed a second amended complaint on October 27, 2020, and we filed an answer on November 10, 2020. We continue to believe we have a meritorious defense to these actions and we believe that any liability which may arise as a result of these actions will not have a material impact on our consolidated financial statements.

Contingent Obligations – Indemnifications
Some of the debt contracts we enter into include indemnification provisions obligating us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes or changes in laws which increase the lender’s costs. There are no stated or notional amounts included in the indemnification clauses, and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses.

Other Contingencies

We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request under certain circumstances that we provide a reserve fund in cash. Although the agreements vary, these requirements may generally be satisfied either through a withheld percentage of customer payments or providing cash funds directly to the card processor. As of November 30, 2020, we had $377 million of customer deposits withheld to satisfy these requirements. We expect the funds withheld under these agreements will be approximately $60 million per month up to a maximum of $600 million. Additionally, during 2020, we placed $166 million of cash collateral in escrow and provided $46 million in reserve funds, these amounts are included within other assets.

COVID-19 Actions

We have been named in a number of actions related to COVID-19. The following purported class actions have been brought by former guests from Ruby Princess, Diamond Princess, Grand Princess, Coral Princess, Costa Luminosa or Zaandam. These actions seek compensation based on a variety of tort claims, including, but not limited to, negligence and failure to warn, physical injuries and severe emotional distress associated with being exposed and/or contracting COVID-19 onboard. Below are material updates to the previously disclosed class actions and individual actions.

Previously Disclosed Class Actions

As previously disclosed, on April 7, 2020, Paul Turner, a former guest from Costa Luminosa, filed a purported class action against Costa Crociere, S.p.A. (“Costa”) and Costa Cruise Line, Inc. in the U.S. District Court of the Southern District of Florida. On September 10, 2020, the court granted Costa’s motion to dismiss based upon forum non conveniens, and directed that the action be filed in Italy. The plaintiff has appealed the order, and the appeal is pending in the Court of Appeals for the 11th Circuit.

As previously disclosed, on April 8, 2020, numerous former guests from Grand Princess filed a purported class action against Carnival Corporation and Carnival plc and two of our subsidiaries, Princess Cruise Lines, Ltd. (“Princess Cruises”) and Fairline Shipping International Corporation, Ltd. The plaintiffs ultimately removed Fairline Shipping from the case. On September 22, 2020, the court granted our motions to dismiss the plaintiffs’ second amended complaint in part. The court granted our motion to dismiss the plaintiffs’ negligence-based claims without prejudice and with leave to amend and granted our motion to dismiss the plaintiffs’ request for injunctive relief without prejudice. The court denied our motion to dismiss plaintiffs’ claims for intentional infliction of emotional distress. On October 2, 2020, the plaintiffs filed a third amended complaint. On October 20, 2020, the court denied plaintiffs’ motion for class certification, and the plaintiffs filed a petition for leave to appeal this ruling to the Ninth Circuit Court of Appeals on November 3, 2020. The petition for leave to appeal is pending. On November 25, 2020, the court granted in part and denied in part our motion to dismiss, allowing the negligence claims of those individual plaintiffs who claim to have contracted COVID-19 or to have experienced COVID-19 symptoms to proceed against Carnival Corporation, Carnival plc and Princess Cruises and dismissing the claims of those plaintiffs who did not allege contracting COVID-19 with prejudice. The court also dismissed the plaintiffs’ claims for injunctive relief with prejudice. On December 9, 2020, we filed an answer to the plaintiffs’ third amended complaint. On December 28, 2020, the parties filed a request for private mediation.

As previously disclosed, on May 27, 2020, Service Lamp Corporation Profit Sharing Plan filed a purported class action against Carnival Corporation, Arnold W. Donald and David Bernstein on behalf of all purchasers of Carnival Corporation securities between January 28 and May 1, 2020. As previously disclosed, on June 3, 2020, John P. Elmensdorp filed a purported class action against the same defendants, and included Micky Arison as a defendant. This action is on behalf of all purchasers of Carnival Corporation securities between September 26, 2019 and April 30, 2020. These actions allege that the defendants violated Sections 10(b) and 20(a) of the U.S. Securities and Exchange Act of 1934 by making misrepresentations and omissions related to Carnival Corporation’s COVID-19 knowledge and response, and seek to recover unspecified damages and equitable relief for the alleged misstatements and omissions. On July 21, 2020, Abraham Atachbarian filed a purported class action against the same defendants as the Elmensdorp action. The Atachbarian action is on behalf of all purchasers of Carnival Corporation options between January 27 and May 1, 2020 and allege the same set of factual theories presented in the class actions described above. These three cases have been consolidated with a new lead plaintiff, the New England Carpenters Pension and Guaranteed Annuity Fund and the Massachusetts Laborers’ Pension and Annuity Fund, and a consolidated class action complaint was filed on December 15, 2020, which also removed Micky Arison and David Bernstein as defendants. A motion to dismiss was filed on January 18, 2021.

As previously disclosed, on June 4, 2020, another group of former guests from Grand Princess filed a purported class action against Carnival Corporation, Carnival plc, and Princess Cruises in the U.S. District Court for the Central District of California, seeking compensation based on largely the same factual theories presented in the class action described above. The action asserts claims for negligence, gross negligence, negligent infliction of emotional distress and intentional infliction of emotional distress. On November 23, 2020, a motion to dismiss plaintiff’s amended action was filed and the briefing is now complete.

As previously disclosed, on June 4, 2020, numerous former guests from Ruby Princess filed a purported class action against Princess Cruises. Princess Cruises filed a motion to dismiss, in response to which the plaintiffs amended their action to remove their class action allegations and seek recovery on behalf of two guests who allege that they contracted COVID-19 while on Ruby Princess. Princess Cruises filed a motion to dismiss the amended complaint. On October 12, 2020, plaintiffs filed a second amended complaint, to which Princess Cruises filed an answer on October 26, 2020.

As previously disclosed, on June 24, 2020, Leonard C. Lindsay and Carl E.W. Zehner, former guests from Zaandam, filed a purported class action against Carnival Corporation, Carnival plc and Holland America Line N.V. On September 11, 2020, the plaintiffs filed an amended class action on behalf of all persons in the U.S. who were guests from Zaandam who embarked on March 8, 2020. Carnival Corporation, Carnival plc and Holland America Line N.V have filed a motion to dismiss on November 20, 2020. On December 11, 2020, plaintiffs filed their response, to which we filed our reply on December 24, 2020.

As previously disclosed, on July 13, 2020, Kathleen O’Neill, a former guest from Coral Princess filed a purported class action in the U.S. District Court for the Central District of California against Princess Cruises, Carnival Corporation, and Carnival plc. We have filed a motion to dismiss. This case is currently stayed and is pending resolution of the appeal by the plaintiffs in the Grand Princess class action of the court’s denial of the plaintiffs’ motion for class certification, Archer et al v. Carnival Corporation and plc et al.

As previously disclosed, on July 13, 2020, another group of former guests from Grand Princess filed a purported class action in the U.S. District Court for the Central District of California against Princess Cruises, Carnival Corporation and Carnival plc. On November 23, 2020, a motion to dismiss the plaintiff’s amended action was filed and the briefing is now complete.

As previously disclosed, on July 23, 2020, Susan Karpik, a former guest from Ruby Princess filed a purported class action against Carnival plc and Princess Cruises in the Federal Court of Australia On December 14, 2020, we filed an interlocutory appeal.

We believe that all the claims asserted in the above class actions are without merit and are taking proper actions to defend against them.

Individual Actions

Since March 9, 2020, more than 100 former U.S. guests who sailed onboard various vessels, including, but not limited to, Diamond Princess, Grand Princess, Ruby Princess, Coral Princess or Zaandam, filed individual actions against Princess Cruises and, in some actions, also against Carnival Corporation and/or Carnival plc, Costa and Holland America Line, including actions previously disclosed. Both the previously disclosed and newly filed actions include tort claims based on a variety of theories, including negligence and failure to warn. The plaintiffs in these actions allege a variety of injuries: some plaintiffs allege only emotional distress, while others allege injuries arising from testing positive for COVID-19. A smaller number of actions include wrongful death claims.

Previously Disclosed Individual Actions

Princess Cruises has filed motions to dismiss in all other matters in which a responsive pleading has been due. Several courts have granted the various motions to dismiss, with leave for the plaintiffs to amend.

As previously disclosed, between April 7 and July 7, 2020, former U.S. guests from Costa Luminosa filed individual actions against Costa in the U.S. District Court for the Southern District of Florida or the Circuit Court in and for the 11th Judicial Circuit in and for Miami-Dade County. These actions have been voluntarily dismissed with and without prejudice, respectively. The action brought in the U.S. District Court for the Southern District of Florida may be pursued in Italy.

As previously disclosed, on June 30, 2020, Kenneth and Nora Hook, former guests from Zaandam, filed an action against Holland America Line N.V. The court denied the plaintiff’s motion for an expedited trial date and Holland America’s motion to dismiss. The case is currently scheduled for a bench trial on November 15, 2021.

As previously disclosed, on July 16, 2020, Toyling Maa, individually and as personal representative of the estate of Wilson Maa, a former guest from Coral Princess, and the estate of Wilson Maa, filed an action in the U.S. District Court for the Central District of California against Carnival Corporation, Carnival plc and Princess Cruises seeking compensation for damages for Ms. Maa allegedly contracting COVID-19 and alleging wrongful death as a result of Mr. Maa contracting COVID-19. The action asserts claims for negligence. On September 21, 2020, the court denied the plaintiffs’ motion to remand and granted defendants’ motion to dismiss without prejudice and with leave to amend. On November 30, 2020, plaintiffs filed an amended complaint and the defendants filed a motion to dismiss on December 14, 2020.

As previously disclosed, on July 23, 2020, an action was filed on behalf of the estate of Carl Weidner, a former guest from Grand Princess, in the U.S. District Court for the Northern District of California against Carnival Corporation, Carnival plc and Princess Cruises seeking compensation based on a claim alleging wrongful death as a result of contracting COVID-19. The action asserts claims for negligence. The action also alleges that the forum selection clause in the guest’s ticket contract that specifies venue in the Central District of California is unenforceable. Carnival Corporation, Carnival plc and Princess Cruises filed a motion to dismiss and a motion to transfer venue to the Central District of California on October 5, 2020. On January 8, 2021, the court granted the motion to transfer the case to the Central District of California.

Newly Filed Individual Actions

Costa has been named in several individual actions filed in France, Italy and Brazil. These actions are in their preliminary stages and potential damages are not yet known. We believe, however, that the claims asserted in these actions are without merit and are taking proper actions to defend against them.

All the above individual actions seek monetary and punitive damages but do not specify exact amounts. We are taking proper actions to defend against them.

Governmental Inquiries and Investigations

Federal and non-U.S. governmental agencies and officials are investigating or otherwise seeking information, testimony and/or documents, regarding COVID-19 incidents and related matters. We are investigating these matters internally and are cooperating with all requests. The investigations could result in the imposition of civil and criminal penalties in the future.

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

Italian and German Income Tax

In 2015, Costa and AIDA re-elected to enter the Italian tonnage tax regime through 2024 and can reapply for an additional ten-year period beginning in early 2025. Companies to which the tonnage tax regime applies pay corporation taxes on shipping profits calculated by reference to the net tonnage of qualifying ships.

Most of Costa’s and AIDA’s earnings that are not eligible for taxation under the Italian tonnage tax regime will be taxed at an effective tax rate of 4.8% in 2020 and 2019.

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

In addition to or in place of income taxes, virtually all jurisdictions where our ships call impose taxes, fees and other charges based on guest counts, ship tonnage, passenger capacity or some other measure, and these taxes, fees and other charges are included in commissions, transportation and other costs and other operating expenses.

NOTE 9 – Shareholders’ Equity

Share Repurchase Program

Under a share repurchase program effective 2004, we had been authorized to repurchase Carnival Corporation common stock and Carnival plc ordinary shares (the “Repurchase Program”). On June 15, 2020, to enhance our liquidity and comply with restrictions in our recent financing transactions, the Boards of Directors terminated the Repurchase Program.

	Carnival Corporation		Carnival plc
(in millions)	Number of Shares Repurchased	Dollar Amount Paid for Shares Repurchased	Number of Shares Repurchased	Dollar Amount Paid for Shares Repurchased
2020	—	$—	0.2	$10
2019	0.6	$26	12.2	$569
2018	7.8	$476	16.3	$985

Accumulated Other Comprehensive Income (Loss)

	AOCI
	November 30,
(in millions)	2020	2019
Cumulative foreign currency translation adjustments, net	$(1,382)	$(1,961)
Unrecognized pension expenses	(95)	(88)
Net losses on cash flow derivative hedges	41	(18)
	$(1,436)	$(2,066)

During 2020, 2019 and 2018, there were $3 million, $5 million and $5 million of unrecognized pension expenses that were reclassified out of accumulated other comprehensive loss and were included within payroll and related expenses and selling and administrative expenses.

Dividends

To enhance our liquidity, as well as comply with the dividend restrictions contained in our debt agreements, we suspended the payment of dividends on the common stock of Carnival Corporation and the ordinary shares of Carnival plc. We declared quarterly cash dividends on all of our common stock and ordinary shares as follows:

	Quarters Ended
(in millions, except per share data)	February 28	May 31	August 31	November 30
2020
Dividends declared per share	$0.50	$—	$—	$—
Dividends declared	$342	$—	$—	$—

2019
Dividends declared per share	$0.50	$0.50	$0.50	$0.50
Dividends declared	$345	$346	$342	$346

2018
Dividends declared per share	$0.45	$0.50	$0.50	$0.50
Dividends declared	$322	$357	$350	$349

Carnival Corporation’s Articles of Incorporation authorize its Board of Directors, at its discretion, to issue up to 40 million shares of preferred stock. At November 30, 2020 and 2019, no Carnival Corporation preferred stock or Carnival plc preference shares had been issued.

Public Equity Offerings

In April 2020, we completed a public offering of 71.9 million shares of Carnival Corporation’s common stock at a price per share of $8.00, resulting in net proceeds of $556 million.

In October 2020, we completed our $1.0 billion “at-the-market” (“ATM”) equity offering program that was announced on September 15, 2020, pursuant to which we sold 67.1 million shares of Carnival Corporation common stock.

In November 2020, we completed our $1.5 billion ATM equity offering program that was announced on November 10, 2020, pursuant to which we sold 94.5 million shares of Carnival Corporation common stock.
NOTE 10 – Fair Value Measurements, Derivative Instruments and Hedging Activities and Financial Risks

Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured using inputs in one of the following three categories:

•Level 1 measurements are based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

•Level 2 measurements are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or market data other than quoted prices that are observable for the assets or liabilities.

•Level 3 measurements are based on unobservable data that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, certain estimates of fair value presented herein are not necessarily indicative of the amounts that could be realized in a current or future market exchange.

Financial Instruments that are not Measured at Fair Value on a Recurring Basis

	November 30, 2020				November 30, 2019
	Carrying Value	Fair Value			Carrying Value	Fair Value
(in millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Assets
Long-term other assets (a)	$45	$—	$17	$18	$181	$—	$31	$149
Total	$45	$—	$17	$18	$181	$—	$31	$149
Liabilities
Fixed rate debt (b)	$15,547	$—	$16,258	$—	$7,438	$—	$7,782	$—
Floating rate debt (b)	12,034	—	11,412	—	4,195	—	4,248	—
Total	$27,581	$—	$27,670	$—	$11,634	$—	$12,030	$—

(a)Long-term other assets are comprised of notes receivable, which at November 30, 2019, included loans on ship sales. The fair values of our Level 2 notes receivable were based on estimated future cash flows discounted at appropriate market interest rates. The fair values of our Level 3 notes receivable were estimated using risk-adjusted discount rates.
(b)The debt amounts above do not include the impact of interest rate swaps or debt issuance costs. The fair values of our publicly-traded notes were based on their unadjusted quoted market prices in markets that are not sufficiently active to be Level 1 and, accordingly, are considered Level 2. The fair values of our other debt were estimated based on current market interest rates being applied to this debt.

Financial Instruments that are Measured at Fair Value on a Recurring Basis

	November 30, 2020			November 30, 2019
(in millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$9,513	$—	$—	$518	$—	$—
Restricted cash	179	—	—	13	—	—
Derivative financial instruments	—	—	—	—	58	—
Total	$9,692	$—	$—	$530	$58	$—
Liabilities
Derivative financial instruments	$—	$10	$—	$—	$25	$—
Total	$—	$10	$—	$—	$25	$—

Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis

Valuation of Goodwill and Trademarks

As a result of the effect of COVID-19 on our expected future operating cash flows, we performed interim discounted cash flow analyses for certain reporting units with goodwill as of February 29, 2020 and for all reporting units with goodwill or trademarks as of May 31, 2020 (i.e. prior to our annual test date of July 31, 2020). Consequently, we determined that the estimated fair values of two of our North America & Australia (“NAA”) segment reporting units and two of our Europe & Asia (“EA”) segment reporting units no longer exceeded their carrying values. We recognized goodwill impairment charges of $2.1 billion and have no remaining goodwill for those reporting units. As of July 31, 2020, we performed our annual goodwill and trademark impairment reviews and we determined there was no incremental impairment for goodwill or trademarks at our annual test date. As a result of the extended pause in operations, we performed an additional quantitative goodwill impairment review for all remaining reporting units as of November 30, 2020 and we determined there was no incremental impairment for goodwill.

As of July 31, 2019 and 2018, we performed our annual goodwill and trademark impairment reviews and we determined there was no impairment for goodwill or trademarks.

As of November 30, 2019, we performed an additional goodwill impairment review for our Costa reporting unit, $435 million of goodwill recorded, and we determined there was no impairment for goodwill.

The determination of the fair value of our reporting units’ and trademarks includes numerous assumptions that are subject to various risks and uncertainties. Our pause in guest cruise operations and the possibility of further extensions created some uncertainty in forecasting the operating results and future cash flows used in our impairment analyses. The principal assumptions, all of which are considered Level 3 inputs, used in our cash flow analyses consisted of:

•The timing of our return to service, changes in market conditions and port or other restrictions
•Forecasted revenues net of our most significant variable costs, which are travel agent commissions, costs of air and other transportation, and certain other costs that are directly associated with onboard and other revenues including credit and debit card fees
•The allocation of new ships and the timing of the transfer or sale of ships amongst brands, as well as the estimated proceeds from ship sales
•Weighted-average cost of capital of market participants, adjusted for the risk attributable to the geographic regions in which these cruise brands operate

We believe that we have made reasonable estimates and judgments. A change in the principal assumptions, which influences the determination of fair value, may result in a need to recognize an additional impairment charge. Refer to Note 2 - “Summary of Significant Accounting Policies, Preparation of Financial Statements” for additional discussion.

	Goodwill
(in millions)	NAA Segment	EA Segment	Total
At November 30, 2018	$1,898	$1,027	$2,925
Foreign currency translation adjustment	—	(13)	(13)
At November 30, 2019	1,898	1,014	2,912
Impairment charges	(1,319)	(777)	(2,096)
Foreign currency translation adjustment	—	(9)	(9)
At November 30, 2020	$579	$228	$807

	Trademarks
(in millions)	NAA Segment	EA Segment	Total
At November 30, 2018	$927	$242	$1,169
Foreign currency translation adjustment	—	(2)	(2)
At November 30, 2019	927	240	1,167
Foreign currency translation adjustment	—	13	13
At November 30, 2020	$927	$253	$1,180

Impairments of Ships

We review our long-lived assets for impairment whenever events or circumstances indicate potential impairment. As a result of the effect of COVID-19 on our expected future operating cash flows and our decisions to dispose of certain ships, we determined certain impairment triggers had occurred. Accordingly, we performed undiscounted cash flow analyses on certain ships in our fleet throughout 2020. Based on these undiscounted cash flow analyses, we determined that certain ships, specifically those being disposed of, had net carrying values that exceeded their estimated undiscounted future cash flows. We determined the fair values of these ships based on their estimated selling value. We then compared these estimated fair values to the net carrying values and, as a result, we recognized ship impairment charges of $1.5 billion and $0.3 billion in our NAA and EA segments, respectively, during 2020. We did not recognize ship impairment charges during 2019 and 2018. The principal assumptions, all of which are considered level 3 inputs, used in our cash flow analyses consisted of:

•Timing of the respective ship’s return to service, changes in market conditions and port or other restrictions
•Forecasted ship revenues net of our most significant variable costs, which are travel agent commissions, costs of air and other transportation and certain other costs that are directly associated with onboard and other revenues, including credit and debit card fees
•Timing of the sale of ships and estimated proceeds

Refer to Note 2 - “Summary of Significant Accounting Policies, Preparation of Financial Statements” for additional discussion.

Derivative Instruments and Hedging Activities

		November 30,
(in millions)	Balance Sheet Location	2020	2019
Derivative assets
Derivatives designated as hedging instruments
Cross currency swaps (a)	Prepaid expenses and other	$—	$32
	Other assets	—	25
Total derivative assets		$—	$58
Derivative liabilities
Derivatives designated as hedging instruments
Cross currency swaps (a)	Accrued liabilities and other	$—	$1
	Other long-term liabilities	—	9
Foreign currency zero cost collars (b)	Accrued liabilities and other	—	1
Interest rate swaps (c)	Accrued liabilities and other	5	6
	Other long-term liabilities	5	9
Total derivative liabilities		$10	$25

(a)At November 30, 2020, we had no cross currency swaps. At November 30, 2019, we had cross currency swaps totaling $1.9 billion that are designated as hedges of our net investments in foreign operations with a euro-denominated functional currency.
(b)At November 30, 2020, we had foreign currency derivatives consisting of foreign currency zero cost collars that are designated as foreign currency cash flow hedges for a portion of our euro-denominated shipbuilding payments. See “Newbuild Currency Risks” below for additional information regarding these derivatives.
(c)We have interest rate swaps designated as cash flow hedges whereby we receive floating interest rate payments in exchange for making fixed interest rate payments. These interest rate swap agreements effectively changed $248 million at November 30, 2020 and $300 million at November 30, 2019 of EURIBOR-based floating rate euro debt to fixed rate euro debt. At November 30, 2020, these interest rate swaps settle through 2025.

Our derivative contracts include rights of offset with our counterparties. We have elected to net certain of our derivative assets and liabilities within counterparties.

	November 30, 2020
(in millions)	Gross Amounts	Gross Amounts Offset in the Balance Sheet	Total Net Amounts Presented in the Balance Sheet	Gross Amounts not Offset in the Balance Sheet	Net Amounts
Assets	$—	$—	$—	$—	$—
Liabilities	$10	$—	$10	$—	$10

	November 30, 2019
(in millions)	Gross Amounts	Gross Amounts Offset in the Balance Sheet	Total Net Amounts Presented in the Balance Sheet	Gross Amounts not Offset in the Balance Sheet	Net Amounts
Assets	$58	$—	$58	$(4)	$54
Liabilities	$25	$—	$25	$(4)	$21

The effect of our derivatives qualifying and designated as hedging instruments recognized in other comprehensive income (loss) and in income was as follows:

	November 30,
(in millions)	2020	2019	2018
Gains (losses) recognized in AOCI:
Cross currency swaps – net investment hedges - included component	$131	$43	$18
Cross currency swaps – net investment hedges - excluded component	$(1)	$1	$—
Foreign currency zero cost collars – cash flow hedges	$1	$(1)	$(12)
Foreign currency forwards - cash flow hedges	$53	$—	$—
Interest rate swaps – cash flow hedges	$6	$3	$6
Gains (losses) reclassified from AOCI – cash flow hedges:
Interest rate swaps – Interest expense, net of capitalized interest	$(6)	$(7)	$(10)
Foreign currency zero cost collars - Depreciation and amortization	$1	$1	$1
Gains (losses) recognized on derivative instruments (amount excluded from effectiveness testing – net investment hedges)
Cross currency swaps – Interest expense, net of capitalized interest	$12	$23	$—

The amount of estimated cash flow hedges’ unrealized gains and losses that are expected to be reclassified to earnings in the next twelve months is not material.

Financial Risk

Fuel Price Risks

We manage our exposure to fuel price risk by managing our consumption of fuel. Substantially all of our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We manage fuel consumption through ship maintenance practices, modifying our itineraries and implementing innovative technologies.

(in millions)	November 30, 2018
Unrealized gains on fuel derivatives, net	$94
Realized losses on fuel derivatives, net	(35)
Gains (losses) on fuel derivatives, net	$59

There were no unrealized or realized gains or losses on fuel derivatives for the period ended November 30, 2020 and 2019.

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

Investment Currency Risks

We consider our investments in foreign operations to be denominated in stable currencies and of a long-term nature. We partially mitigate the currency exposure of our investments in foreign operations by designating a portion of our foreign currency debt and derivatives as hedges of these investments. As of November 30, 2020, we have designated $881 million of our sterling-denominated debt as non-derivative hedges of our net investments in foreign operations. In 2020, we recognized $27 million of losses on these non-derivative net investment hedges in the cumulative translation adjustment section of other comprehensive income (loss). We also have $9.0 billion of euro-denominated debt, which provides an economic offset for our operations with euro functional currency.

Newbuild Currency Risks

Our shipbuilding contracts are typically denominated in euros. Our decision to hedge a non-functional currency ship commitment for our cruise brands is made on a case-by-case basis, considering the amount and duration of the exposure, market volatility, economic trends, our overall expected net cash flows by currency and other offsetting risks. We use foreign currency derivative contracts to manage foreign currency exchange rate risk for some of our ship construction payments. At November 30, 2020, for the following newbuild, we had foreign currency contracts for a portion of our euro-denominated shipyard payments. These contracts are designated as cash flow hedges.

Foreign currency zero cost collars	Entered Into	Matures In	Weighted-Average Floor Rate	Weighted- Average Ceiling Rate
Mardi Gras	2020	December 2020	$1.12	$1.28

If the spot rate is between the ceiling and floor rates on the date of maturity, then we would not owe or receive any payments under the zero cost collars.

At November 30, 2020, our remaining newbuild currency exchange rate risk primarily relates to euro-denominated newbuild contract payments to non-euro functional currency brands, which represent a total unhedged commitment of $6.9 billion for newbuilds scheduled to be delivered from 2020 through 2025.

The cost of shipbuilding orders that we may place in the future that is denominated in a different currency than our cruise brands’ will be affected by foreign currency exchange rate fluctuations. These foreign currency exchange rate fluctuations may affect our decision to order new cruise ships.

Interest Rate Risks

We manage our exposure to fluctuations in interest rates through our debt portfolio management and investment strategies. We evaluate our debt portfolio to determine whether to make periodic adjustments to the mix of fixed and floating rate debt through the use of interest rate swaps, issuance of new debt, amendment of existing debt, early retirement of existing debt or through the completion of various other capital transactions.

Concentrations of Credit Risk

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. We seek to manage these credit risk exposures, including counterparty nonperformance primarily associated with our cash equivalents, investments, notes receivables, future financing facilities, contingent obligations, derivative instruments, insurance contracts, long-term ship charters and new ship progress payment guarantees, by:

•Conducting business with well-established financial institutions, insurance companies and export credit agencies
•Diversifying our counterparties
•Having guidelines regarding credit ratings and investment maturities that we follow to help safeguard liquidity and minimize risk
•Generally requiring collateral and/or guarantees to support notes receivable on significant asset sales, long-term ship charters and new ship progress payments to shipyards

At November 30, 2020, our exposures under derivative instruments were not material. We also monitor the creditworthiness of travel agencies and tour operators in Asia, Australia and Europe, which includes charter-hire agreements in Asia and credit and debit card providers to which we extend credit in the normal course of our business. Concentrations of credit risk associated with trade receivables and other receivables, charter-hire agreements and contingent obligations are not considered to be material, principally due to the large number of unrelated accounts, the nature of these contingent obligations and their short maturities. Normally, we have not required collateral or other security to support normal credit sales. Historically, we have not experienced significant credit losses, including counterparty nonperformance, however, because of the impact COVID-19 is having on economies, we have experienced, and expect to continue to experience, an increase in credit losses.

Our credit exposure also includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in Australia and most of Europe where we are obligated to honor our guests’ cruise payments made by them to their travel agents and tour operators regardless of whether we have received these payments.

NOTE 11 – Leases

Substantially all of our leases for which we are the lessee are operating leases of port facilities and real estate and are included within operating lease right-of-use assets, long-term operating lease liabilities and current portion of operating lease liabilities in our Consolidated Balance Sheet as of November 30, 2020.

We have port facilities and real estate lease agreements with lease and non-lease components, and in such cases, we account for the components as a single lease component.

We do not recognize lease assets and lease liabilities for any leases with an original term of less than one year. For some of our port facilities and real estate lease agreements, we have the option to extend our current lease term by 1 to 10 years. Generally, we do not include renewal options as a component of our present value calculation as we are not reasonably certain that we will exercise the options.

As most of our leases do not have a readily determinable implicit rate, we estimate the incremental borrowing rate ("IBR") to determine the present value of lease payments. We apply judgment in estimating the IBR including considering the term of the lease, the currency in which the lease is denominated, and the impact of collateral and our credit risk on the rate. For leases that were in place upon adoption of Leases, we used the remaining lease term as of December 1, 2019 in determining the IBR. For the initial measurement of the lease liabilities for leases commencing after the adoption, the IBR at the lease commencement date was applied.

We amortize our lease assets on a straight-line basis over the lease term. The components of expense were as follows:

(in millions)	Year Ended November 30, 2020
Operating lease expense	$203
Variable lease expense (a) (b)	$(61)

(a)Variable lease expense represents costs associated with our multi-year preferential berthing agreements which vary based on the number of passengers. These costs are recorded within commission, transportation and other in our Consolidated Statements of Income (Loss). Variable and short-term lease costs related to operating leases, other than the port facilities, were not material to our consolidated financial statements.
(b)Several of our preferential berthing agreements have force majeure provisions. We have treated the concessions granted under such provisions as variable payment adjustments. If our interpretation of the force majeure provisions is disputed, we could be required to record and make additional guarantee payments.

We have multiple agreements, with a total undiscounted minimum commitment of approximately $439 million, that have been executed but the lease term has not commenced as of November 30, 2020. These are substantially all related to our rights to use certain port facilities. The leases are expected to commence between 2021 and 2022.

During 2020, we obtained $144 million of right-of-use assets in exchange for new operating lease liabilities. The cash outflow for leases was materially consistent with the lease expense recognized during 2020.

Weighted average of the remaining lease terms and weighted average discount rates are as follows:

November 30, 2020
Weighted average remaining lease term - operating leases (in years)	13
Weighted average discount rate - operating leases	3.4%

As of November 30, 2020, maturities of operating lease liabilities were as follows:

(in millions) Year
2021	$204
2022	176
2023	159
2024	147
2025	143
Thereafter	936
Total lease payments	1,765
Less: Present value discount	(341)
Present value of lease liabilities	$1,424

Under ASC 840, Leases, future minimum lease payments under non-cancelable operating leases of port facilities and other assets as of November 30, 2019 were as follows:

(in millions) Year
2020	$219
2021	196
2022	161
2023	173
2024	167
Thereafter	1,408
$2,324

For time charter arrangements where we are the lessor and for transactions with cruise guests related to the use of cabins, we do not separate lease and non-lease components. As the non-lease components are the predominant components in the agreements, we account for these transactions under the Revenue Recognition guidance.

NOTE 12 – Segment Information

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

	As of and for the years ended November 30,
(in millions)	Revenues	Operating costs and expenses	Selling and administrative	Depreciation and amortization	Operating income (loss)		Capital expenditures	Total assets
2020
NAA	$3,627	$5,623	$1,066	$1,413	$(5,794)	(a)	$1,430	$25,257
EA	1,790	2,548	523	672	(2,729)	(b)	2,036	16,505
Cruise Support	68	(10)	262	128	(313)		144	11,135
Tour and Other	110	84	27	28	(29)		11	696
	$5,595	$8,245	$1,878	$2,241	$(8,865)		$3,620	$53,593
2019
NAA	$13,612	$8,370	$1,427	$1,364	$2,451		$2,781	$27,102
EA	6,650	4,146	744	645	1,115		2,462	15,473
Cruise Support	173	125	281	115	(347)		143	1,861
Tour and Other	390	268	28	36	56		43	623
	$20,825	$12,909	$2,480	$2,160	$3,276		$5,429	$45,058
2018
NAA	$12,236	$7,180	$1,403	$1,264	$2,389		$2,614	$25,613
EA	6,243	3,676	751	611	1,205		945	13,825
Cruise Support	129	53	268	103	(296)		38	2,303
Tour and Other	272	180	28	39	26		152	660
	$18,881	$11,089	$2,450	$2,017	$3,325		$3,749	$42,401
(a)    Includes $1.3 billion of goodwill impairment charges.
(b)    Includes $777 million of goodwill impairment charges.

Revenues by geographic areas, which are based on where our guests are sourced, were as follows:

	Years Ended November 30,
(in millions)	2020	2019	2018
North America	$3,084	$11,502	$10,066
Europe	1,643	6,318	5,957
Australia and Asia	687	2,632	2,530
Other	180	373	327
	$5,595	$20,825	$18,881

Substantially all of our long-lived assets consist of our ships and move between geographic areas.

NOTE 13 – Compensation Plans and Post-Employment Benefits

Equity Plans

We issue our share-based compensation awards, which at November 30, 2020 included time-based share awards (restricted stock awards and restricted stock units), performance-based share awards and market-based share awards (collectively “equity awards”), under the Carnival Corporation and Carnival plc stock plans. Equity awards are principally granted to management level employees and members of our Boards of Directors. The plans are administered by the Compensation Committee which is made up of independent directors who determine which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. We had an aggregate of 11.1 million shares available for future grant at November 30, 2020. We fulfill our equity award obligations using shares purchased in the open market or with unissued or treasury shares. Our equity awards generally vest over a three-year period, subject to earlier vesting under certain conditions.

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at November 30, 2017	2,949,968	$51.82
Granted	951,906	$66.68
Vested	(1,419,218)	$45.45
Forfeited	(202,139)	$56.57
Outstanding at November 30, 2018	2,280,517	$61.57
Granted	1,357,177	$52.17
Vested	(960,693)	$53.49
Forfeited	(185,625)	$56.13
Outstanding at November 30, 2019	2,491,376	$59.97
Granted	9,971,331	$20.72
Vested	(1,641,570)	$30.68
Forfeited	(480,361)	$50.96
Outstanding at November 30, 2020	10,340,776	$26.61

As of November 30, 2020, there was $129 million of total unrecognized compensation cost related to equity awards, which is expected to be recognized over a weighted-average period of 1.4 years.

Single-employer Defined Benefit Pension Plans

We maintain several single-employer defined benefit pension plans, which cover certain of our shipboard and shoreside employees. The U.S. and UK shoreside employee plans are closed to new membership and are funded at or above the level required by U.S. or UK regulations. The remaining defined benefit plans are primarily unfunded. These plans provide pension benefits primarily based on employee compensation and years of service.

	UK Plan (a)		All Other Plans
(in millions)	2020	2019	2020	2019
Change in projected benefit obligation:
Projected benefit obligation as of December 1	$299	$267	$259	$213
Past service cost	—	—	20	17
Interest cost	5	7	6	8
Benefits paid	(16)	(10)	(14)	(18)
Actuarial (gain) loss on plans’ liabilities	14	35	13	34
Plan curtailments, settlements and other	—	—	(4)	—
Projected benefit obligation as of November 30	303	299	280	254

Change in plan assets:
Fair value of plan assets as of December 1	312	278	18	18
Return on plans’ assets	23	43	1	1
Employer contributions	6	2	14	18
Benefits paid	(16)	(10)	(14)	(19)
Plan settlements	—	—	(2)	—
Administrative expenses	(1)	—	—	—
Fair value of plan assets as of November 30	325	312	17	18

Funded status as of November 30	$22	$13	$(263)	$(236)

(a) The P&O Princess Cruises (UK) Pension Scheme (“UK Plan”)

The amounts recognized the Consolidated Balance Sheets for these plans were as follows:

	UK Plan		All Other Plans
	November 30,		November 30,
(in millions)	2020	2019	2020	2019
Other assets	$22	$13	$—	$—
Accrued liabilities and other	$—	$—	$32	$25
Other long-term liabilities	$—	$—	$231	$210

The accumulated benefit obligation for all defined benefit pension plans was $584 million and $531 million at November 30, 2020 and 2019, respectively.

Amounts for pension plans with accumulated benefit obligations in excess of fair value of plan assets are as follows:

	November 30,
(in millions)	2020	2019
Projected benefit obligation	$280	$254
Accumulated benefit obligation	$272	$247
Fair value of plan assets	$17	$18

The net benefit cost recognized in the Consolidated Statements of Income (Loss) were as follows:

	UK Plan			All Other Plans
	November 30,			November 30,
(in millions)	2020	2019	2018	2020	2019	2018
Service cost	$—	$—	$—	$20	$17	$16
Interest cost	5	7	7	6	8	6
Expected return on plan assets	(8)	(11)	(12)	(1)	(1)	—
Amortization of prior service cost	—	—	—	—	—	—
Amortization of net loss (gain)	—	—	1	4	3	3
Settlement loss recognized	—	—	—	1	—	4
Net periodic benefit cost	$(3)	$(3)	$(2)	$32	$28	$29

The components of net periodic benefit cost other than the service cost component are included in other income (expense), net in the Consolidated Statements of Income (Loss).

Weighted average assumptions used to determine the projected benefit obligation are as follows:

	UK Plan		All Other Plans
	2020	2019	2020	2019
Discount rate	1.6%	1.9%	2.2%	2.9%
Rate of compensation increase	2.3%	2.9%	2.8%	3.0%

Weighted average assumptions used to determine net pension income are as follows:

	UK Plan			All Other Plans
	2020	2019	2018	2020	2019	2018
Discount rate	1.9%	3.0%	2.6%	2.9%	3.5%	3.3%
Expected return on assets	3.0%	4.2%	4.0%	3.0%	3.0%	3.0%
Rate of compensation increase	2.9%	3.4%	3.2%	2.7%	3.0%	3.0%

The discount rate used to determine the UK Plan’s projected benefit obligation was determined as the single equivalent rate based on applying a yield curve determined from AA credit rated bonds at the balance sheet date to the cash flows making up the pension plan’s obligations. The discount rate used to determine the UK Plan’s future net periodic benefit cost was determined as the equivalent rate based on applying each individual spot rate from a yield curve determined from AA credit rated bonds at the balance sheet date for each year’s cash flow. The UK Plan’s expected long-term return on plan assets is consistent with the long-term investment return target provided to the UK Plan’s fiduciary manager (U.K. government fixed interest bonds (gilts) plus 1.0% to 1.8% per annum as of November 30, 2020).

Amounts recognized in AOCI are as follows:

	UK Plan		All Other Plans
	November 30,		November 30,
	2020	2019	2020	2019
Actuarial losses (gains) recognized in the current year	$1	$3	$13	$33
Amortization and settlements included in net periodic benefit cost	$—	$—	$(8)	$(3)

We anticipate making contributions of $27 million to the plans during 2021. Estimated future benefit payments to be made during each of the next five fiscal years and in the aggregate during the succeeding five fiscal years are as follows:

(in millions)	UK Plan	All Other Plans
2021	$6	$27
2022	6	25
2023	7	26
2024	7	27
2025	7	29
2026-2030	38	143
	$71	$277

Our investment strategy for our pension plan assets is to maintain a diversified portfolio of asset classes to produce a sufficient level of diversification and investment return over the long term. The investment policy for each plan specifies the type of investment vehicles appropriate for the plan, asset allocation guidelines, criteria for selection of investment managers and procedures to monitor overall investment performance, as well as investment manager performance. As of November 30, 2020 and 2019, respectively, the All Other Plans were all unfunded.

The fair values of the plan assets of the UK Plan by investment class are as follows:

	As of November 30,
	2020	2019
Equities	$55	$153
U.K. government fixed interest bonds (gilts)	270	159

Multiemployer Defined Benefit Pension Plans

We participate in two multiemployer defined benefit pension plans in the UK, the British Merchant Navy Officers Pension Fund (registration number 10005645) (“MNOPF”), which is divided into two sections, the “New Section” and the “Old Section” and the British Merchant Navy Ratings Pension Fund (registration number 10005646) (“MNRPF”). Collectively, we refer to these as “the multiemployer plans.” The multiemployer plans are maintained for the benefit of the employees of the participating employers who make contributions to the plans. The risks of participating in these multiemployer plans are different from single-employer plans, including:

•Contributions made by employers, including us, may be used to provide benefits to employees of other participating employers
•If any of the participating employers were to withdraw from the multiemployer plans or fail to make their required contributions, any unfunded obligations would be the responsibility of the remaining participating employers.
We are contractually obligated to make all required contributions as determined by the plans’ trustees. All of our multiemployer plans are closed to new membership and future benefit accrual. The MNOPF Old Section is fully funded.

We expense our portion of the MNOPF New Section deficit as amounts are invoiced by, and become due and payable to, the trustees. We accrue and expense our portion of the MNRPF deficit based on our estimated probable obligation from the most recent actuarial review. Total expense for the multiemployer plans, was $2 million in 2020, $6 million in 2019 and $8 million in 2018.

Based on the most recent valuation at March 31, 2018 of the MNOPF New Section, it was determined that this plan was 98% funded. In 2020, 2019 and 2018, our contributions to the MNOPF New Section did not exceed 5% of total contributions to the fund. Based on the most recent valuation at March 31, 2017 of the MNRPF, it was determined that this plan was 84% funded. In 2020, 2019 and 2018 our contributions to the MNRPF did not exceed 5% of total contributions to the fund. It is possible that we will be required to fund and expense additional amounts for the multiemployer plans in the future; however, such amounts are not expected to be material to our consolidated financial statements.

Defined Contribution Plans

We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense for these plans was $24 million in 2020, $41 million in 2019 and $39 million in 2018.

NOTE 14 – Earnings Per Share

	Years Ended November 30,
(in millions, except per share data)	2020	2019	2018
Net income (loss) for basic and diluted earnings per share	$(10,236)	$2,990	$3,152
Weighted-average shares outstanding	775	690	709
Dilutive effect of equity plans	—	2	2
Diluted weighted-average shares outstanding	775	692	710
Basic earnings per share	$(13.20)	$4.34	$4.45
Diluted earnings per share	$(13.20)	$4.32	$4.44

Antidilutive shares excluded from diluted earnings per share computations were as follows:

(in millions)	November 30, 2020
Equity awards	1
Convertible Notes	103
Total antidilutive securities	104

There were no antidilutive shares excluded from our 2019 and 2018 diluted earnings per share computations.

NOTE 15 – Supplemental Cash Flow Information

	November 30,
(in millions)	2020	2019
Cash and cash equivalents (Consolidated Balance Sheets)	$9,513	$518
Restricted cash included in prepaid expenses and other and other assets	179	13
Total cash, cash equivalents and restricted cash (Consolidated Statements of Cash Flows)	$9,692	$530

Cash paid for interest, net of capitalized interest, was $610 million in 2020, $171 million in 2019 and $182 million in 2018. In addition, cash paid for income taxes, net was not material in 2020, $46 million in 2019 and $58 million in 2018.

In connection with the repurchase of the Convertible Notes as part of the August and November Registered Direct Offerings, as an administrative convenience, we permitted the purchasers of 151.2 million of Carnival Corporation common stock to offset the purchase price payable to us against our obligation to pay the purchase price for $1.3 billion aggregate principal amount of the Convertible Notes held by them, which is reflected as a non-cash transaction for the year ended November 30, 2020.

Report of Independent Registered Public Accounting Firm

To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the “Company”) as of November 30, 2020 and 2019, and the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended November 30, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of November 30, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Notes 1 and 11 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2020.

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

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, the ongoing effects of COVID-19 on the Company’s operations and global bookings have had, and will continue to have, a material negative impact on the Company’s financial results and liquidity. Further, beginning on February 28, 2022, additional financial covenant amendments for the Company’s export credit facilities have been requested and will be needed in order to maintain covenant compliance. Management’s evaluation of these events and conditions and management’s plans to mitigate these matters are also described in Note 1.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Interim Impairment Assessment – Certain Reporting Units Within the North America & Australia (“NAA”) and Europe & Asia (“EA”) Reportable Segments

As described in Notes 2 and 10 to the consolidated financial statements, the Company’s consolidated goodwill balance was $807 million as of November 30, 2020. The goodwill associated with the NAA and EA reportable segments as of November 30, 2020 was $579 million and $228 million, respectively. Management reviews goodwill for impairment as of July 31 every year, or more frequently if events or circumstances dictate. The impairment review for goodwill allows management to first assess qualitative factors to determine whether it is necessary to perform the more detailed quantitative goodwill impairment test. Management performs the quantitative test if the qualitative assessment determined it is more-likely-than-not that a reporting unit’s estimated fair value is less than its carrying amount, or management may elect to bypass the qualitative assessment and proceed directly to the quantitative test for any reporting unit. When performing the quantitative test, if the estimated fair value of the reporting unit exceeds its carrying value, no further analysis is required. However, if the estimated fair value of the reporting unit is less than the carrying value, goodwill is written down based on the difference between the reporting unit’s carrying amount and its fair value, limited to the amount of goodwill allocated to the reporting unit. As a result of the effect of COVID-19 on management’s expected future operating cash flows, management performed interim discounted cash flow analyses for certain reporting units with goodwill as of February 29, 2020 and for all reporting units with goodwill as of May 31, 2020 (i.e., prior to the Company’s annual test date of July 31, 2020). Consequently, management determined that the estimated fair values of two of the Company’s NAA segment reporting units and two of the Company’s EA segment reporting units no longer exceeded their carrying values. Management recognized goodwill impairment charges of $1,319 million and $777 million within the NAA and EA reportable segments, respectively and the Company has no remaining goodwill for those reporting units. As of July 31, 2020, management performed the annual goodwill impairment review and determined there was no incremental impairment for goodwill at the annual test date. As a result of the extended pause in operations, management performed an additional quantitative goodwill impairment review for all remaining reporting units as of November 30, 2020 and determined there was no incremental impairment for goodwill. The determination of the fair value of the Company’s reporting units includes numerous assumptions that are subject to various risks and uncertainties. The principal assumptions used in management’s cash flow analyses consisted of the timing of the Company’s return to service; changes in market conditions; and port or other restrictions; forecasted revenues net of the most significant variable costs, which are travel agent commissions, costs of air and other transportation, and certain other costs that are directly associated with onboard and other revenues, including credit and debit card fees; the allocation of new ships; the timing of the transfer or sale of ships amongst brands; and the estimated proceeds from ship sales; and the weighted-average cost of capital of market participants, adjusted for the risk attributable to the geographic regions in which these cruise brands operate.

The principal considerations for our determination that performing procedures relating to the goodwill interim impairment assessment for certain reporting units within the NAA and EA reportable segments at May 31, 2020 is a critical audit matter are (i) the significant judgment by management in determining the fair value of the reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to forecasted revenues net of the most significant variable costs, which are travel agent commissions, costs of air and other transportation, and certain other costs that are directly associated with onboard and other revenues, including credit and debit card fees; the timing of the transfer or sale of ships amongst brands; and the weighted-average cost of capital of market participants, adjusted for the risk attributable to the geographic regions in which these cruise brands operate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessments, including controls over the valuation of the Company’s reporting units. These procedures also included, among others (i) testing management’s process for determining the fair value estimates of certain reporting units within the NAA and EA reportable segments related to the interim impairment assessment; (ii) evaluating the appropriateness of the discounted cash flow analyses; (iii) testing the completeness and accuracy of underlying data used in the analyses; and (iv) evaluating the significant assumptions used by management related to forecasted revenues net of the most significant variable costs, which are travel agent commissions, costs of air and other transportation, and certain other costs that are directly associated with onboard and other revenues, including credit and debit card fees; the timing of the transfer or sale of ships amongst brands; and the weighted-average cost of capital of market participants, adjusted for the risk attributable to the geographic regions in which these cruise brands operate. Evaluating management’s assumptions related to forecasted revenues net of the most significant variable costs, which are travel agent commissions, costs of air and other transportation, and certain other costs that are directly associated with onboard and other revenues, including credit and debit card fees and the timing of the transfer or sale of ships amongst brands involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discounted cash flow analyses and the weighted-average cost of capital of market participants, adjusted for the risk attributable to the geographic regions in which these cruise brands operate.

Certain Ship Impairment Assessments

As described in Notes 2, 3, and 10 to the consolidated financial statements, the Company’s consolidated ship and ship improvements balance was $49.8 billion as of November 30, 2020. Management reviews their long-lived assets for impairment whenever events or circumstances indicate potential impairment. As a result of the effect of COVID-19 on the Company’s expected future operating cash flows and management’s decision to dispose of certain ships, management determined certain impairment triggers occurred. Accordingly, management performed undiscounted cash flow analyses on certain ships in the Company’s fleet throughout 2020. Based on these undiscounted cash flow analyses, management determined that certain ships, specifically those being disposed, had net carrying values that exceeded their estimated undiscounted future cash flows. Management determined the fair values of these ships based on their estimated selling value. Management then compared these estimated fair values to the net carrying values and, as a result, recognized ship impairment charges of $1.5 billion and $0.3 billion within the NAA and EA segments during 2020. The principal assumptions used in management’s undiscounted cash flow analyses consisted of the timing of the respective ship’s return to service; changes in market conditions; and port or other restrictions; forecasted ship revenues net of the most significant variable costs, which are travel agent commissions, costs of air and other transportation, and certain other costs that are directly associated with onboard and other revenues, including credit and debit card fees; and the timing of the sale of ships and estimated proceeds.

The principal considerations for our determination that performing procedures relating to certain ship impairment assessments is a critical audit matter are (i) the significant judgment by management in developing the undiscounted cash flow analyses for the ships with triggering events; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to forecasted ship revenues net of the most significant variable costs, which are travel agent commissions, costs of air and other transportation, and certain other costs that are directly associated with onboard and other revenues, including credit and debit card fees and the timing of the sale of ships and estimated proceeds.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s ship impairment assessments, including controls over the analysis of the Company’s ships that were subject to undiscounted cash flow impairment analyses. These procedures also included, among others (i) testing management’s process for developing the undiscounted cash flow estimates for ships with triggering events; (ii) evaluating the appropriateness of the undiscounted cash flow methods; (iii) testing the completeness and accuracy of underlying data used in the estimates; and (iv) evaluating the significant assumptions used by management related to forecasted ship revenues net of the most significant variable costs, which are travel agent commissions, costs of air and other transportation, and certain other costs that are directly associated with onboard and other revenues, including credit and debit card fees and the timing of the sale of ships and estimated proceeds. Evaluating management’s assumptions related to the forecasted ship revenues net of the most significant variable costs, which are travel agent commissions costs of air and other transportation, and certain other costs that are directly associated with onboard and other revenues, including credit and debit card fees and the timing of the sale of ships and estimated proceeds involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Company; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit.

Liquidity - Impact of COVID-19

As described in Note 1 to the consolidated financial statements, in the face of the global pandemic, management paused its guest cruise operations in mid-March 2020. In September 2020, the Company resumed limited guest operations as part of its phased return to service. Management believes that the ongoing effects of COVID-19 on their operations have had, and will continue to have, a material negative impact on their financial results and liquidity. Management has taken and continues to take actions to improve the Company’s liquidity, including capital expenditure and operating expense reductions, amending credit agreements, accelerating the removal of certain ships from the Company’s fleet, suspending dividend payments on, and the repurchase of, common stock of Carnival Corporation and ordinary shares of Carnival plc and pursuing various capital market transactions. Based on these actions and considering the Company’s available liquidity including cash and cash equivalents of $9.5 billion at November 30, 2020, management concluded there is sufficient liquidity to satisfy the Company’s obligations for at least the next twelve months. The principal assumptions used in management’s cash flow analyses used to estimate future liquidity requirements consisted of the expected continued gradual resumption of guest cruise operations; the expected lower than comparable historical occupancy levels; the expected incremental expenses for the resumption of guest cruise operations for the maintenance of additional public health protocols and complying with additional regulations.

The principal considerations for our determination that performing procedures relating to the impact of COVID-19 on the Company’s liquidity is a critical audit matter are (i) the significant judgment by management when evaluating the uncertainty related to the effects of the COVID-19 pandemic on the Company’s financial results and liquidity, which impacts the Company’s forecasted financial results and estimated liquidity requirements to satisfy obligations; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s liquidity assessment to satisfy obligations for at least the next twelve months.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of the Company’s liquidity. These procedures also included, among others, (i) testing management’s process for forecasting financial results and liquidity within one year after the date the financial statements are issued and (ii) testing the completeness and accuracy of underlying data used in the forecast; and (iii) evaluation of management’s liquidity assessment and their disclosure in the consolidated financial statements regarding having sufficient liquidity to satisfy its obligations for at least the next twelve months.

/s/PricewaterhouseCoopers LLP
Miami, Florida
January 26, 2021

We have served as the Company’s auditors since 2003. Prior to that, we served as Carnival Corporation’s auditors since at least 1986. We have not been able to determine the specific year we began serving as auditor of Carnival Corporation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Note Concerning Factors That May Affect Future Results

Some of the statements, estimates or projections contained in this document are “forward-looking statements” that involve risks, uncertainties and assumptions with respect to us, including some statements concerning future results, operations, outlooks, plans, goals, reputation, cash flows, liquidity and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts are statements that could be deemed forward-looking. These statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and the beliefs and assumptions of our management. We have tried, whenever possible, to identify these statements by using words like “will,” “may,” “could,” “should,” “would,” “believe,” “depends,” “expect,” “goal,” “anticipate,” “forecast,” “project,” “future,” “intend,” “plan,” “estimate,” “target,” “indicate,” “outlook,” and similar expressions of future intent or the negative of such terms.

Forward-looking statements include those statements that relate to our outlook and financial position including, but not limited to, statements regarding:

•Pricing	•Estimates of ship depreciable lives and residual values
•Booking levels	•Goodwill, ship and trademark fair values
•Occupancy	•Liquidity and credit ratings
•Interest, tax and fuel expenses	•Adjusted earnings per share
•Currency exchange rates	•Impact of the COVID-19 coronavirus global pandemic on our financial condition and results of operations

Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied by our forward looking statements. This note contains important cautionary statements of the known factors that we consider could materially affect the accuracy of our forward-looking statements and adversely affect our business, results of operations and financial position. Additionally, many of these risks and uncertainties are currently amplified by and will continue to be amplified by, or in the future may be amplified by, the COVID-19 outbreak. It is not possible to predict or identify all such risks. There may be additional risks that we consider immaterial or which are unknown. These factors include, but are not limited to, the following:

•COVID-19 has had, and is expected to continue to have, a significant impact on our financial condition and operations, which impacts our ability to obtain acceptable financing to fund resulting reductions in cash from operations. The current, and uncertain future, impact of the COVID-19 outbreak, including its effect on the ability or desire of people to travel (including on cruises), is expected to continue to impact our results, operations, outlooks, plans, goals, reputation, litigation, cash flows, liquidity, and stock price.
•As a result of the COVID-19 outbreak, we may be out of compliance with one or more maintenance covenants in certain of our debt facilities, for which we currently have amendments for the period through November 30, 2021 with the next testing date of February 28, 2022.
•World events impacting the ability or desire of people to travel have and may continue to lead to a decline in demand for cruises.
•Incidents concerning our ships, guests or the cruise vacation industry as well as adverse weather conditions and other natural disasters have in the past and may, in the future, impact the satisfaction of our guests and crew and lead to reputational damage.
•Changes in and non-compliance with laws and regulations under which we operate, such as those relating to health, environment, safety and security, data privacy and protection, anti-corruption, economic sanctions, trade protection and tax have in the past and may, in the future, lead to litigation, enforcement actions, fines, penalties, and reputational damage.
•Breaches in data security and lapses in data privacy as well as disruptions and other damages to our principal offices, information technology operations and system networks, including the recent ransomware incidents, and failure to keep pace with developments in technology may adversely impact our business operations, the satisfaction of our guests and crew and may lead to reputational damage.
•Ability to recruit, develop and retain qualified shipboard personnel who live away from home for extended periods of time may adversely impact our business operations, guest services and satisfaction.
•Increases in fuel prices, changes in the types of fuel consumed and availability of fuel supply may adversely impact our scheduled itineraries and costs.
•Fluctuations in foreign currency exchange rates may adversely impact our financial results.
•Overcapacity and competition in the cruise and land-based vacation industry may lead to a decline in our cruise sales,

pricing and destination options.
•Inability to implement our shipbuilding programs and ship repairs, maintenance and refurbishments may adversely impact our business operations and the satisfaction of our guests.

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

2020 Executive Overview

2020 was an unprecedented year with significant impacts on our business from the effects of COVID-19. In response to the global pandemic, we paused our guest cruise operations in mid-March 2020. We returned over 260,000 guests home, repatriated 90,000 crew members, processed billions of dollars of guest refunds and cruise credits, accelerated the exit of 19 vessels, negotiated the delay of 16 ships on order, moved our entire fleet into full pause status, developed new cruise protocols and are putting them to test as we resume limited cruise operations in both Italy and Germany. Additionally, we extended debt maturities and secured financial covenant amendments, while completing various financing transactions for a cumulative $19 billion of new capital. We ended the year with $9.5 billion in cash and believe we have the liquidity in place to sustain ourselves throughout 2021.

We executed a rationalization of our fleet reducing capacity by 13 percent. As a result, we expect to be less reliant on new guests due to our recurring base of repeat guests, which will be spread over a smaller fleet. Our capacity reduction is also expected to deliver a structurally lower cost base. As the 19 ships leaving the fleet are smaller and less efficient ships, we expect to benefit by a reduction in unit costs and a reduction in unit fuel consumption when we resume guest cruise operations. Our efforts to right size our shore side operations may reduce our costs further, as well as our continued focus on finding efficiencies across our ship operations. Over time, we believe we may achieve an additional structural benefit to unit costs as we deliver new, larger and more efficient ships. This includes the deliveries of Princess Cruises’ Enchanted Princess and P&O UK’s Iona in 2020 and the upcoming deliveries of Costa Firenze, Mardi Gras and Rotterdam in 2021. As a result of these and other actions, we expect to emerge from the pause a more efficient company.

We continue to work diligently to resume operations in the U.S., including ongoing discussions with the CDC. We are also working towards resuming operations in many other parts of the world, including Asia, Australia and the UK and we are working hard to do so in a way that serves the best interests of public health. Currently, the company is unable to predict when the entire fleet will return to normal operations. The pause in guest operations continues to have a material negative impact on all aspects of the company's business, including the company’s liquidity, financial position and results of operations. We expect a net loss on both a U.S. GAAP and adjusted basis for the full year ending November 30, 2021.

Our highest responsibility and top priorities are to be in compliance everywhere we operate in the world, to protect the environment and the health, safety and well-being of our guests, the people in the communities we touch and our shipboard and shoreside employees.

We have continued to make advancements in our sustainability efforts, reducing food waste and accelerating the reduction in single use plastics amongst others. We have dealt with many types of viruses previously, and already have effective protocols in place onboard our ships including screening measures, medical centers and enhanced sanitation procedures which prevent and reduce spread once brought onboard from land. We have been working with leading medical and science experts around the globe, to develop new and enhanced protocols and procedures based on the best available science to specifically address the risks associated with COVID-19. We expect these protocols to continue to evolve as society’s understanding of COVID-19 strengthens. We intend to initially resume operations with a small percentage of the fleet. For our initial voyages, we have chosen to sail with low occupancy levels, enabling us to gain experience with our enhanced safety protocols.

Maintaining a strong balance sheet has historically been a key strength for our company. While we raised capital mainly through debt, we strengthened our capital structure through equity, raising $3.0 billion during 2020 and strengthened our balance sheet through the early conversion of convertible debt. All of these efforts are in line with our primary financial objective going forward, to maximize cash generation. As we return to full operations, our cash flow will be the primary driver in our efforts to return to investment grade credit over time, creating greater shareholder value. With the aggressive actions we have taken, managing the balance sheet and reducing capacity, we believe we are positioned to capitalize on pent up demand and to emerge a more efficient company.

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

Liquidity and COVID-19

We make several critical accounting estimates with respect to our liquidity.

The effects of COVID-19 have had a significant impact on our operations and liquidity. Significant events affecting travel, including COVID-19 and our pause in guest cruise operations, have had an impact on booking patterns. The full extent of the impact will be determined by our gradual return to service and the length of time COVID-19 influences travel decisions. We believe that the ongoing effects of COVID-19 on our operations and global bookings will continue to have a material negative impact on our financial results and liquidity.

The estimation of our future liquidity requirements includes numerous assumptions that are subject to various risks and uncertainties. The principal assumptions used to estimate our future liquidity requirements consist of:

•Expected continued gradual resumption of guest cruise operations
•Expected lower than comparable historical occupancy levels during the resumption of guest cruise operations
•Expected incremental expenses for the resumption of guest cruise operations, for the maintenance of additional public health protocols and procedures for additional regulations

We cannot make assurances that our assumptions used to estimate liquidity requirements may not change because we have never previously experienced a complete cessation of guest cruise operations, and as a consequence, our ability to be predictive is uncertain. In addition, the magnitude, duration and speed of the global pandemic are uncertain. We have made reasonable estimates and judgments of the impact of COVID-19 within our financial statements and there may be changes to those estimates in future periods. We have taken and will continue to take actions to improve liquidity, including capital expenditure and operating expense reductions, amending credit agreements, accelerating the removal of certain ships from the fleet, suspending dividend payments on, and the repurchase of, common stock of Carnival Corporation and ordinary shares of Carnival plc and pursuing various capital transactions.

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

In order to compute our ships’ depreciation expense, we apply judgment to determine their useful lives as well as their residual values. We estimate the useful life of our ships and ship improvements based on the expected period over which the assets will be of economic benefit to us, including the impact of marketing and technical obsolescence, competition, physical deterioration, historical useful lives of similarly-built ships, regulatory constraints and maintenance requirements. In addition, we consider estimates of the weighted-average useful lives of the ships’ major component systems, such as the hull, cabins, main electric, superstructure and engines. Taking all of this into consideration, we have estimated our new ships’ useful lives at 30 years.

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

If materially different conditions existed, or if we materially changed our assumptions of ship useful lives and residual values, our depreciation expense, loss on retirement of ship components and net book value of our ships would be materially different. Our 2020 ship depreciation expense would have increased by approximately $46 million assuming we had reduced our estimated 30-year ship useful life estimate by one year at the time we took delivery or acquired each of our ships. In addition, our 2020 ship depreciation expense would have increased by approximately $232 million assuming we had estimated our ships to have no residual value.

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

The estimation of a ship’s fair value includes numerous assumptions that are subject to various risks and uncertainties. The principal assumptions used in our ship impairment reviews consist of:

•Timing of the respective ship’s return to service, changes in market conditions and port or other restrictions
•Forecasted ship revenues net of our most significant variable costs, which are travel agent commissions, costs of air and other transportation and certain other costs that are directly associated with onboard and other revenues, including credit and debit card fees
•Timing of the sale of ships and estimated proceeds

Refer to our consolidated financial statements for additional discussion of our property and equipment policy, ship impairment reviews and ship impairment charges recognized during 2020.

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

The estimation of our reporting unit fair value includes numerous assumptions that are subject to various risks and uncertainties. Our pause in guest cruise operations and the possibility of further extensions created some uncertainty in forecasting the operating results and future cash flows used in our impairment analyses. The principal assumptions used in our goodwill impairment reviews consist of:

•The timing of our return to service, changes in market conditions and port or other restrictions
•Forecasted revenues net of our most significant variable costs, which are travel agent commissions, costs of air and other transportation, and certain other costs that are directly associated with onboard and other revenues including credit and debit card fees
•The allocation of new ships and the timing of the transfer or sale of ships amongst brands, as well as the estimated proceeds from ship sales

•Weighted-average cost of capital of market participants, adjusted for the risk attributable to the geographic regions in which these cruise brands operate

Refer to our consolidated financial statements for additional discussion of our goodwill accounting policy, impairment reviews and goodwill impairment charges recognized during 2020.

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

We accrue a liability and establish a reserve when we believe a loss is probable and the amount of the loss can be reasonably estimated. In assessing probable losses, we make estimates of the amount of probable insurance recoveries, if any, which are recorded as assets where appropriate. Such accruals and reserves are typically based on developments to date, management’s estimates of the outcomes of these matters, our experience in contesting, litigating and settling other similar matters, historical claims experience, actuarially determined estimates of liabilities and any related insurance coverage.

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

Results of Operations

We have historically earned substantially all of our cruise revenues from the following:

•Sales of passenger cruise tickets and, in some cases, the sale of air and other transportation to and from airports near our ships’ home ports and cancellation fees. We also collect fees, taxes and other charges from our guests. The cruise ticket price typically includes the following:

Accommodations
Most meals, including snacks at numerous venues
Access to amenities such as swimming pools, water slides, water parks, whirlpools, a health club and sun decks
Supervised youth programs
Entertainment, such as theatrical and comedy shows, live music and nightclubs
Visits to multiple destinations

•Sales of onboard goods and services not included in the cruise ticket price. This generally includes the following:

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

We incur cruise operating costs and expenses for the following:

•The costs of passenger cruise bookings, which include travel agent commissions, cost of air and other transportation, port fees, taxes, and charges that directly vary with guest head counts and credit and debit card fees

•Onboard and other cruise costs, which include the costs of beverage sales, costs of shore excursions, costs of retail sales, communication costs, credit and debit card fees, other onboard costs, costs of cruise vacation protection programs and pre- and post-cruise land packages

•Payroll and related costs, which include the costs of officers and crew in bridge, engineering and hotel operations. Substantially all costs associated with our shoreside personnel are included in selling and administrative expenses

•Fuel costs, which include fuel delivery costs

•Food costs, which include both our guest and crew food costs

•Other ship operating expenses, which include port costs that do not vary with guest head counts; repairs and maintenance, including minor improvements and dry-dock expenses; hotel costs; entertainment; gains and losses on ship sales; ship impairments; freight and logistics; insurance premiums and all other ship operating expenses

We incur tour and other costs and expenses for our hotel and transportation operations, long-term leasing of ships and other expenses.

Statistical Information

	Years Ended November 30,
	2020	2019	2018
ALBDs (in thousands) (b) (c)	(a)	87,424	83,872
Occupancy percentage (d)	(a)	106.8%	106.9%
Passengers carried (in thousands)	(a)	12,866	12,407

Fuel consumption in metric tons (in thousands)	1,915	3,312	3,296
Fuel cost per metric ton consumed	$430	$472	$491

Currencies (USD to 1)
AUD	$0.68	$0.70	$0.75
CAD	$0.74	$0.75	$0.78
EUR	$1.13	$1.12	$1.18
GBP	$1.28	$1.27	$1.34
RMB	$0.14	$0.14	$0.15

We paused our guest operations in mid-March 2020 and have been in a pause for a majority of the fiscal year. The pause in guest operation had a material negative impact on all aspects of our business, including the above statistical information.

Notes to Statistical Information

(a)Due to the impact of COVID-19 in 2020, current year data is not meaningful and is not included in the table.

(b)ALBD is a standard measure of passenger capacity for the period that we use to approximate rate and capacity variances, based on consistently applied formulas that we use to perform analyses to determine the main non-capacity driven factors that cause our cruise revenues and expenses to vary. ALBDs assume that each cabin we offer for sale accommodates two passengers and is computed by multiplying passenger capacity by revenue-producing ship operating days in the period.

(c)    In 2019 compared to 2018, we had a 4.2% capacity increase in ALBDs comprised of a 1.8% capacity increase in our NAA segment and an 8.6% capacity increase in our EA segment.

Our NAA segment’s capacity increase was caused by:
•Partial period impact from one Carnival Cruise Line 3,960-passenger capacity ship that entered into service in April 2018
•Partial period impact from one Seabourn 600-passenger capacity ship that entered into service in May 2018
•Partial period impact from one Holland America Line 2,670-passenger capacity ship that entered into service in December 2018
•Partial period impact from one Princess Cruises 3,660-passenger capacity ship that entered into service in October 2019

These increases were partially offset by:
•Partial period impact from one P&O Cruises (Australia) 1,680-passenger capacity ship removed in March 2019
•Partial period impact from one P&O Cruises (Australia) 1,260-passenger capacity ship removed in April 2019
•Partial period impact from one Holland America Line 840-passenger capacity ship removed in July 2019

Our EA segment’s capacity increase was caused by:
•Partial period impact from one AIDA 5,230-passenger capacity ship that entered into service in December 2018
•Partial period impact from one Costa 4,200-passenger capacity ship that entered into service in March 2019

These increases were partially offset by:
•Partial period impact from one P&O Cruises (UK) 700-passenger capacity ship removed from service in March 2018
•Partial period impact from one Costa 1,300-passenger capacity ship removed from service in April 2018.
•Partial period impact from one P&O Cruises (UK) 1,880-passenger capacity ship removed from service in August 2019

(d)    In accordance with cruise industry practice, occupancy is calculated using a denominator of ALBDs, which assumes two passengers per cabin even though some cabins can accommodate three or more passengers. Percentages in excess of 100% indicate that on average more than two passengers occupied some cabins.

2020 Compared to 2019

Results of Operations

Consolidated
	Years Ended November 30,			% increase (decrease)
(in millions)	2020	2019	Change
Revenues
Passenger ticket	$3,684	$14,104	$(10,420)	(74)%
Onboard and other	1,910	6,721	(4,810)	(72)%
	5,595	20,825	(15,230)	(73)%
Operating Costs and Expenses
Commissions, transportation and other	1,139	2,720	(1,582)	(58)%
Onboard and other	605	2,101	(1,496)	(71)%
Payroll and related	1,780	2,249	(469)	(21)%
Fuel	823	1,562	(739)	(47)%
Food	413	1,083	(671)	(62)%
Ship and other impairments	1,967	26	1,941	7542%
Other operating	1,518	3,167	(1,649)	(52)%
	8,245	12,909	(4,664)	(36)%

Selling and administrative	1,878	2,480	(601)	(24)%
Depreciation and amortization	2,241	2,160	81	4%
Goodwill impairment	2,096	—	2,096	100%
	14,460	17,549	(3,089)	(18)%
Operating Income (Loss)	$(8,865)	$3,276	$(12,141)	(371)%

NAA
	Years Ended November 30,			% increase (decrease)
(in millions)	2020	2019	Change
Revenues
Passenger ticket	$2,334	$8,992	$(6,658)	(74)%
Onboard and other	1,293	4,620	(3,327)	(72)%
	3,627	13,612	(9,985)	(73)%

Operating Costs and Expenses	5,623	8,370	(2,747)	(33)%
Selling and administrative	1,066	1,427	(361)	(25)%
Depreciation and amortization	1,413	1,364	49	4%
Goodwill impairment	1,319	—	1,319	100%
	9,422	11,161	(1,739)	(16)%
Operating Income (Loss)	$(5,794)	$2,451	$(8,246)	(336)%

EA
	Years Ended November 30,			% increase (decrease)
(in millions)	2020	2019	Change
Revenues
Passenger ticket	$1,388	$5,207	$(3,820)	(73)%
Onboard and other	402	1,442	(1,040)	(72)%
	1,790	6,650	(4,860)	(73)%

Operating Costs and Expenses	2,548	4,146	(1,599)	(39)%
Selling and administrative	523	744	(221)	(30)%
Depreciation and amortization	672	645	27	4%
Goodwill impairment	777	—	777	100%
	4,519	5,534	(1,016)	(18)%
Operating Income (Loss)	$(2,729)	$1,115	$(3,845)	(345)%

We paused our guest operations in mid-March 2020. We resumed limited guest cruise operations in September 2020 as part of our phased return to service. As of January 14, 2021, none of our ships were operating with guests onboard. The pause in guest operations is continuing to have material negative impacts on all aspects of our business. The longer the pause in guest operations continues, the greater the impact on our liquidity and financial position.

During 2020, as a result of the pause in our guest cruise operations, we have experienced meaningfully lower revenues compared to the prior year. This has resulted in an operating loss for the current period. We are unable to predict when the entire fleet will return to normal operations, and as a result, unable to provide an earnings forecast. The pause in guest operations continues to have a material negative impact on all aspects of our business, including our liquidity, financial position and results of operations. We expect a net loss on both a U.S. GAAP and adjusted basis for the full year ending November 30, 2021.

While maintaining compliance, environmental protection and safety, we significantly reduced ship operating expenses, including cruise payroll and related expenses, food, fuel, insurance and port charges by transitioning ships into paused status, either at anchor or in port and staffed at a safe manning level. We continue to seek ways to further reduce our ongoing ship operating expenses.

In addition, during the year we incurred incremental COVID-19 related costs associated with repatriating guests and crew members, enhancing health protocols and sanitizing our ships, restructuring costs and defending lawsuits.

As a result of the effects of COVID-19 on our expected future operating cash flows, we recognized goodwill impairment charges of $2.1 billion and ship impairment charges of $1.8 billion during 2020.

Key Performance Non-GAAP Financial Indicators

The table below reconciles Adjusted net income (loss) and Adjusted EBITDA to Net Income (loss) and Adjusted earnings per share to Earnings per share for the periods presented:

	Years Ended November 30,
(dollars in millions, except per share data)	2020	2019	2018
Net income (loss)
U.S. GAAP net income (loss)	$(10,236)	$2,990	$3,152
Unrealized (gains) losses on fuel derivatives, net	—	—	(94)
(Gains) losses on ship sales and impairments	3,934	(6)	(38)
Restructuring expenses	47	10	1
Other	462	47	8
Adjusted net income (loss)	$(5,793)	$3,041	$3,029
Interest expense, net of capitalized interest	895	206	194
Interest income	(18)	(23)	(14)
Income tax expense, net	(17)	71	54
Depreciation and amortization	2,241	2,160	2,017
Adjusted EBITDA	$(2,692)	$5,455	$5,280

Weighted-average shares outstanding	775	692	710

Earnings per share
U.S. GAAP earnings per share	$(13.20)	$4.32	$4.44
Unrealized (gains) losses on fuel derivatives, net	—	—	(0.13)
(Gains) losses on ship sales and impairments	5.08	(0.01)	(0.05)
Restructuring expenses	0.06	0.01	—
Other	0.60	0.07	0.01
Adjusted earnings per share	$(7.47)	$4.40	$4.26

Explanations of Non-GAAP Financial Measures

We use adjusted net income (loss) and adjusted earnings per share as non-GAAP financial measures of our cruise segments’ and the company’s financial performance. These non-GAAP financial measures are provided along with U.S. GAAP net income (loss) and U.S. GAAP diluted earnings per share.

We believe that gains and losses on ship sales, impairment charges, restructuring costs and other gains and losses are not part of our core operating business and are not an indication of our future earnings performance. Therefore, we believe it is more meaningful for these items to be excluded from our net income (loss) and earnings per share and, accordingly, we present adjusted net income (loss) and adjusted earnings per share excluding these items.

Adjusted EBITDA is a non-GAAP measure, and we believe that the presentation of Adjusted EBITDA provides additional information to investors about our operating profitability adjusted for certain non-cash items and other gains and expenses that we believe are not part of our core operating business and are not an indication of our future earnings performance. Further, we believe that the presentation of Adjusted EBITDA provides additional information to investors about our ability to operate our business in compliance with the restrictions set forth in our debt agreements. We define Adjusted EBITDA as adjusted net income (loss) adjusted for (i) interest, (ii) taxes and, (iii) depreciation and amortization. There are material limitations to using Adjusted EBITDA. Adjusted EBITDA does not take into account certain significant items that directly affect our net income (loss). These limitations are best addressed by considering the economic effects of the excluded items independently, and by considering Adjusted EBITDA in conjunction with net income (loss) as calculated in accordance with U.S. GAAP.

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

This increase was caused by:
•$607 million - 4.2% capacity increase in ALBDs
•$113 million - increase in air transportation revenues

These increases were partially offset by:
•$305 million - net unfavorable foreign currency translational impact
•$240 million - decrease in cruise ticket revenues, driven primarily by sourcing in Continental Europe, our Alaska programs and net unfavorable foreign currency transactional impact, partially offset by price improvements in the Caribbean program.

Onboard and other cruise revenues made up 30% of our 2019 total revenues. Onboard and other cruise revenues increased by $1.7 billion, or 35%, to $6.3 billion in 2019 from $4.7 billion in 2018.

This increase was caused by:
•$1.4 billion - related to the gross presentation of shore excursions and other onboard revenues as a result of the adoption of new revenue accounting guidance
•$200 million - 4.2% capacity increase in ALBDs
•$124 million - higher onboard spending by our guests

These increases were partially offset by net unfavorable foreign currency translational impact of $89 million.

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

This increase was caused by:
•$152 million - 1.8% capacity increase in ALBDs
•$57 million - increase in air transportation revenues

These increases were partially offset by net unfavorable foreign currency translational impact of $20 million.

The remaining 34% of our NAA segment’s 2019 total revenues were comprised of onboard and other cruise revenues, which increased by $1.2 billion, or 36%, to $4.6 billion in 2019 from $3.4 billion in 2018.

This increase was caused by:
•$1.1 billion - related to the gross presentation of shore excursions and other onboard revenues as a result of the adoption of new revenue accounting guidance
•$58 million - 1.8% capacity increase in ALBDs
•$39 million - higher onboard spending by our guests

Concession revenues, which are included in onboard and other revenues, increased by $14 million, or 1.7%, to $821 million in 2019 from $807 million in 2018.

EA Segment

Cruise passenger ticket revenues made up 78% of our EA segment’s 2019 total revenues. Cruise passenger ticket revenues increased by $68 million, or 1.3%, to $5.2 billion in 2019 from $5.1 billion in 2018.

This increase was caused by:
•$451 million - 8.6% capacity increase in ALBDs
•$50 million - increase in air transportation revenues

These increases were partially offset by
•$285 million - net unfavorable foreign currency translational impact
•$159 million - decrease in cruise ticket revenues, driven primarily by sourcing in Continental Europe

The remaining 22% of our EA segment’s 2019 total revenues were comprised of onboard and other cruise revenues, which increased by $339 million, or 31%, to $1.4 billion in 2019 from $1.1 billion in 2018.

This increase was caused by:
•$268 million - related to the gross presentation of shore excursions and other onboard revenues as a result of the adoption of new revenue accounting guidance
•$96 million - 8.6% capacity increase in ALBDs
•$51 million - higher onboard spending by our guests

These increases were partially offset by net unfavorable foreign currency translational impact of $79 million.

Concession revenues, which are included in onboard and other revenues, increased by $10 million, or 3.0%, to $337 million in 2019 from $328 million in 2018.

Costs and Expenses

Consolidated

Operating costs and expenses increased by $1.8 billion or 16%, to $12.9 billion in 2019 from $11.1 billion in 2018.

This increase was caused by:
•$1.4 billion - related to the gross presentation of shore excursions and other onboard revenues as a result of the adoption of new revenue accounting guidance
•$464 million - 4.2% capacity increase in ALBDs
•$88 million - increase in tour and other costs
•$87 million - higher commissions, transportation and other expenses
•$67 million - increase in various other ship operating costs
•$35 million - gains on ship sales in 2018, net of gains on ship sales in 2019

These increases were partially offset by:
•$221 million - net favorable foreign currency translational impact
•$63 million - lower fuel prices
•$62 million - improved fuel consumption per ALBD
•$46 million - lower dry-dock expenses and repair and maintenance expenses
Selling and administrative expenses increased by $30 million, or 1.2%, to $2.5 billion in 2019 compared to $2.5 billion in 2018.

Depreciation and amortization expenses increased by $143 million, or 7.1%, to $2.2 billion in 2019 from $2.0 billion in 2018.

NAA Segment

Operating costs and expenses increased by $1.2 billion, or 17%, to $8.4 billion in 2019 from $7.2 billion in 2018.

This increase was caused by:
•$1.1 billion - related to the gross presentation of shore excursions and other onboard revenues as a result of the adoption of new revenue accounting guidance
•$124 million - 1.8% capacity increase in ALBDs
•$59 million - higher commissions, transportation and other

These increases were partially offset by:
•$58 million - lower fuel prices
•$40 million - lower cruise payroll and related expenses

Selling and administrative expenses increased by $24 million, or 1.7%, to $1.4 billion in 2019 compared to $1.4 billion in 2018.

Depreciation and amortization expenses increased by $100 million, or 7.9%, to $1.4 billion in 2019 from $1.3 billion in 2018.

EA Segment

Operating costs and expenses increased by $470 million, or 13%, to $4.1 billion in 2019 from 3.7 billion in 2018.

This increase was caused by:
•$307 million - 8.6% capacity increase in ALBDs
•$268 million - related to the gross presentation of shore excursions and other onboard revenues as a result of the adoption of new revenue accounting guidance
•$46 million - gains on ship sales in 2018, net of gains on ship sales in 2019
•$39 million - increase in various other ship operating costs
•$36 million - higher commissions, transportation and other
•$28 million - higher cruise payroll and related expenses

These increases were partially offset by:
•$203 million - net favorable foreign currency translational impact
•$38 million - improved fuel consumption per ALBD
•$21 million - lower dry-dock expenses and repair and maintenance expenses

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

Liquidity, Financial Condition and Capital Resources

We have taken, and continue to take, significant actions to preserve cash and obtain additional financing to increase our liquidity. Since March 2020, we have raised $19 billion through a series of transactions. We have completed the following transactions:
•In March 2020, we fully drew down our $3.0 billion Revolving Facility.
•In March 2020, we settled outstanding derivatives resulting in proceeds of $220 million.
•In April 2020, we completed (i) a public offering of 71,875,000 shares of Carnival Corporation’s common stock at a price per share of $8.00, resulting in net proceeds of $556 million and (ii) a private offering of $2.0 billion aggregate principal amount of 5.75% Convertible Notes.
•In April 2020, we completed a private offering of $4.0 billion aggregate principal amount of 11.5% 2023 First Lien Notes that mature on April 1, 2023.
•In April 2020, we extended a $166 million euro-denominated bank loan, originally maturing in 2020, to March 2021.
•Certain of the counterparties to our export credit facilities have offered the Debt Holiday. We have entered into supplemental agreements or side letters for the Debt Holiday amendments to defer certain principal repayments otherwise due through March 31, 2021 through the creation of separate tranches of loans with repayments made over the following four years. We have also entered into supplemental agreements or side letters to waive the Financial Covenant for our export credit facilities through November 30, 2021 or December 31, 2021, as applicable. We will be required to comply with the Financial Covenant beginning with the next testing date of February 28, 2022.
•We obtained amendments to waive compliance with the Financial Covenant for certain of our bank loans through November 30, 2022. We will be required to comply with the covenant (at various thresholds) beginning with the next testing date of February 28, 2023. We have also obtained covenant amendments for the remaining applicable bank loans through their respective maturity dates.
•To further enhance our liquidity, as well as comply with the dividend restrictions contained in our recent debt agreements, we have suspended the payment of dividends on, and the repurchase of, the common stock of Carnival Corporation and the ordinary shares of Carnival plc.
•In June 2020, we borrowed an aggregate principal amount of $2.8 billion in two tranches ($1.9 billion and €800 million), under the 2025 Secured Term Loan that matures on June 30, 2025. The U.S. dollar tranche bears interest at a rate per annum equal to adjusted LIBOR (with a 1% floor) plus 7.5%. The euro tranche bears interest at a rate per annum equal to EURIBOR (with a 0% floor) plus 7.5%.
•In July 2020, we extended a $337 million euro-denominated floating rate bank loan originally maturing in 2021 to 2022.
•In July 2020, we issued an aggregate principal amount of $1.3 billion in two tranches ($775 million and €425 million), under 2026 Second Lien Notes, that mature on February 1, 2026. The U.S. dollar tranche bears interest at a rate of 10.5% per year. The euro tranche bears interest at a rate of 10.1% per year.
•In August 2020, we completed a registered direct offering of 99.2 million shares of Carnival Corporation's common stock at a price per share of $14.02 to a limited number of holders of the Convertible Notes as part of the August Registered Direct Offering. We used the proceeds from the August Registered Direct Offering to repurchase $886 million aggregate principal amount of the Convertible Notes and pay accrued interest thereon in privately negotiated transactions.
•In August 2020, we issued an aggregate principal amount of $900 million of second-priority senior secured notes that mature on August 1, 2027. The 2027 Second Lien Notes bear interest at a rate of 9.9% per year.
•In October 2020, we completed our $1.0 billion ATM equity offering program that was announced on September 15, 2020, under which we sold 67.1 million shares of Carnival Corporation common stock.
•In September 2020, we borrowed $610 million under an export credit facility due in semi-annual installments through 2032.
•In October 2020, we borrowed $889 million under an export credit facility due in semi-annual installments through 2032.
•In November 2020, we completed the sale of 94.5 million shares of Carnival Corporation common stock under our $1.5 billion ATM equity offering program that was announced on November 10, 2020.
•In November 2020, we completed two registered direct offerings of 57.4 million shares and 10.4 million shares of Carnival Corporation common stock at a price per share of $18.05 and $17.59, respectively, to a limited number of holders of the Convertible Notes as part of the November Registered Direct Offerings. We used the proceeds from the November Registered Direct Offerings to repurchase $590 million aggregate principal amount of the Convertible Notes and pay accrued interest thereon in privately negotiated transactions.
•In November 2020, we issued an aggregate principal amount of $2.0 billion in two tranches ($1.5 billion and €500 million) under the 2026 Senior Unsecured Notes that mature on March 1, 2026. The U.S. dollar tranche bears interest at a rate of 7.6% per year. The euro tranche bears interest at a rate of 7.6% per year.
•In December 2020, we borrowed $1.5 billion under export credit facilities due in semi-annual installments through 2032.
•In December 2020 and January 2021, we entered into agreements to amend the Revolving Facility and the agreements governing our bank loans, respectively, for relief under the Debt to Capital Covenant. We are in the process of negotiating similar amendments to our funded export credit facilities and our unfunded export credit facilities to obtain amendments under the Debt to Capital Covenant (compliance with which is currently waived through November 30, 2021 or December 31, 2021, as applicable, with the next testing date of February 28, 2022).

We have raised significant capital and expect to further raise additional capital, including equity. Our access to and cost of financing depend on, among other things, global economic conditions, conditions in the global financing markets, the availability of sufficient amounts of financing, our prospects and our credit ratings. In addition, certain of our debt instruments contain provisions that may limit our ability to incur or guarantee additional indebtedness.

As of November 30, 2020, we have a total of $9.5 billion of cash and cash equivalents. During fiscal 2021, the company expects to enter into financial transactions to optimize its capital structure which may include opportunistically enhancing liquidity.

The company's monthly average cash burn rate for the fourth quarter 2020 was $500 million, which was slightly better than expected due to the timing of capital expenditures. The company expects the monthly average cash burn rate for the first quarter 2021 to be approximately $600 million. This rate includes ongoing ship operating and administrative expenses, working capital changes (excluding changes in customer deposits), interest expense and capital expenditures (net of unfunded export credit facilities) and also excludes scheduled debt maturities as well as other cash collateral to be provided (which may increase in the future). The company continues to explore opportunities to further reduce its monthly cash burn rate.

Since March 2020, Moody’s and S&P Global have downgraded our credit ratings. As of November 30, 2020 all of our ratings are non investment grade.

We had working capital of $1.9 billion as of November 30, 2020 compared to a working capital deficit of $7.1 billion as of November 30, 2019. The change from a working capital deficit to a working capital surplus was caused by an increase in cash and cash equivalents and a decrease in customer deposits, partially offset by increases in short-term borrowings. Historically, we operate with a substantial working capital deficit. This deficit is mainly attributable to the fact that, under our business model, substantially all of our passenger ticket receipts are collected in advance of the applicable sailing date. These advance passenger receipts generally remain a current liability until the sailing date. The cash generated from these advance receipts is used interchangeably with cash on hand from other sources, such as our borrowings and other cash from operations. The cash received as advanced receipts can be used to fund operating expenses, pay down our debt, make long-term investments or any other use of cash. Included within our working capital are $1.9 billion and $4.7 billion of customer deposits as of November 30, 2020 and 2019, respectively. We have provided and expect to continue to provide flexibility to guests with bookings on sailings cancelled due to the pause by allowing guests to receive enhanced FCCs or elect to receive refunds in cash. We have paid and expect to continue to pay cash refunds of customer deposits with respect to a portion of these cancelled cruises. The amount of cash refunds to be paid may depend on the level of guest acceptance of FCCs and future cruise cancellations. We record a liability for these FCCs only to the extent we have received cash from guests with bookings on cancelled sailings. As of November 30, 2020, approximately 55% of guests affected have requested cash refunds. In addition, we have a relatively low-level of accounts receivable and limited investment in inventories. We expect that we will continue to have working capital deficits in the future.

Sources and Uses of Cash

Operating Activities

Our business used $6.3 billion of net cash in operations during 2020, a decrease of $11.8 billion, compared to $5.5 billion provided in 2019. This decrease was due to the pause of our guest cruise operations during the year. During 2019, our business provided $5.5 billion of net cash from operations, a decrease of $73 million, or 1.3%, compared to $5.5 billion in 2018.

Investing Activities

During 2020, net cash used in investing activities was $3.2 billion. This was caused by:
•Capital expenditures of $2.8 billion for our ongoing new shipbuilding program
•Capital expenditures of $868 million for ship improvements and replacements, information technology and buildings and improvements
•Proceeds from sales of ships of $334 million
•Proceeds of $220 million from the settlement of outstanding derivatives

During 2019, net cash used in investing activities was $5.3 billion. This was caused by:
•Capital expenditures of $3.8 billion for our ongoing new shipbuilding program
•Capital expenditures of $1.7 billion for ship improvements and replacements, information technology and buildings and improvements
•Proceeds from sales of ships of $26 million

During 2018, net cash used in investing activities was $3.5 billion. This was caused by:
•Capital expenditures of $2.1 billion for our ongoing new shipbuilding program

•Capital expenditures of $1.7 billion for ship improvements and replacements, information technology and buildings and improvements
•Proceeds from sales of ships of $389 million
•Purchase of minority interest of $135 million

Financing Activities

During 2020, net cash provided by financing activities of $18.6 billion was caused by the following:
•Net proceeds from short-term borrowings of $2.9 billion in connection with our availability of, and needs for, cash at various times throughout the period, including proceeds of $3.1 billion from the Revolving Facility
•Repayments of $1.6 billion of long-term debt
•Issuances of $15.0 billion of long-term debt
•Payments of cash dividends of $689 million
•Net proceeds of $3.0 billion from our public offerings of Carnival Corporation common stock
•Net proceeds of $222 million from a registered direct offering of Carnival Corporation common stock used to repurchase a portion of the Convertible Notes

During 2019, net cash used in financing activities of $655 million was substantially all due to the following:
•Net repayments from short-term borrowings of $605 million in connection with our availability of, and needs for, cash at various times throughout the period
•Repayments of $1.7 billion of long-term debt
•Issuances of $3.7 billion of long-term debt
•Payments of cash dividends of $1.4 billion
•Purchases of $603 million of Carnival Corporation common stock and Carnival plc ordinary shares in open market transactions under our Repurchase Program

During 2018, net cash used in financing activities of $1.5 billion was substantially all due to the following:
•Net proceeds of short-term borrowings of $417 million in connection with our availability of, and needs for, cash at various times throughout the period
•Repayments of $1.6 billion of long-term debt
•Issuances of $2.5 billion of long-term debt
•Payments of cash dividends of $1.4 billion
•Purchases of $1.5 billion of Carnival Corporation common stock and Carnival plc ordinary shares in open market transactions under our Repurchase Program

Future Commitments

	Payments Due by
(in millions)	2021	2022	2023	2024	2025	Thereafter	Total
Debt (a)	$6,180	$4,035	$7,275	$2,076	$4,438	$9,264	$33,268
Port facilities and other operating leases	204	176	159	147	143	936	1,765
Other long-term liabilities reflected on the balance sheet (b)	7	225	88	71	57	243	690
New ship growth capital	3,201	4,692	3,273	793	1,076	—	13,036
Other long-term commitments	219	98	54	52	37	18	478
Short-term purchase obligations	249	—	—	—	—	—	249
Total Contractual Cash Obligations	$10,061	$9,225	$10,849	$3,139	$5,751	$10,461	$49,487

(a)    Includes principal as well as estimated interest payments. Excludes repayments of undrawn export credits.
(b)    Represents cash outflows for certain of our long-term liabilities which can be reasonably estimated. The primary outflows are for estimates of our compensation plans’ obligations, crew and guest claims and certain deferred income taxes. Customer deposits and certain other deferred income taxes have been excluded from the table because they do not require a cash settlement in the future.

Capital Expenditure Forecast

Our annual capital expenditure forecast consists of new ship growth capital and estimated capital improvements.

(in billions)	2021	2022	2023	2024	2025
Annual capital expenditure forecast	$4.2	$6.2	$4.8	$2.8	$3.1

Funding Sources

As of November 30, 2020, we had $9.5 billion of cash and cash equivalents. In addition, we had $8.0 billion of export credit facilities to fund ship deliveries planned through 2024.

(in billions)	2021	2022	2023	2024
Future export credit facilities at November 30, 2020 (a)	$2.1	$3.4	$1.9	$0.6

(a)Under the terms of these export credit facilities, we are required to comply with the Financial Covenant and the Debt to Capital Covenant, among others. We have entered into supplemental agreements or side letters to amend our agreements with respect to the Financial Covenant and the Debt to Capital Covenant for our unfunded export credit facilities to waive compliance through November 30, 2021 (with the next testing date of February 28, 2022) for an aggregate principal amount of $5.2 billion, and through December 31, 2021 (with the next testing date of February 28, 2022) for an aggregate principal amount of $2.8 billion.

Many of our debt agreements contain various other financial covenants as described in the consolidated financial statements. At November 30, 2020, we were in compliance with the applicable debt covenants.

Share Repurchase Program

Under a share repurchase program effective 2004, we had been authorized to repurchase Carnival Corporation common stock and Carnival plc ordinary shares (the “Repurchase Program”). On June 15, 2020, to enhance our liquidity and comply with restrictions in our recent financing transactions, the Boards of Directors terminated the Repurchase Program.

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

Investment Currency Risks

The foreign currency exchange rates were as follows:

	November 30,
USD to 1:	2020	2019
AUD	$0.74	$0.68
CAD	$0.77	$0.75
EUR	$1.20	$1.10
GBP	$1.33	$1.29
RMB	$0.15	$0.14

If the November 30, 2019 currency exchange rates had been used to translate our November 30, 2020 non-U.S. dollar functional currency operations’ assets and liabilities (instead of the November 30, 2020 U.S. dollar exchange rates), our total assets would have been lower by $1.2 billion and our total liabilities would have been lower by $869 million.

Newbuild Currency Risks

At November 30, 2020, our remaining newbuild currency exchange rate risk primarily relates to euro-denominated newbuild contract payments, which represent a total unhedged commitment of $6.9 billion and relates to newbuilds scheduled to be delivered from 2020 through 2025 to non-euro functional currency brands. The functional currency cost of each of these ships will increase or decrease based on changes in the exchange rates until the unhedged payments are made under the shipbuilding contract. We may enter into additional foreign currency derivatives to mitigate some of this foreign currency exchange rate risk. Based on a 10% change in euro to U.S. dollar exchange rates as of November 30, 2020, the remaining unhedged cost of these ships would have a corresponding change of $695 million.

Interest Rate Risks

The composition of our debt, including the effect of interest rate swaps, was as follows:

November 30, 2020
Fixed rate	41%
EUR fixed rate	16%
Floating rate	23%
EUR floating rate	16%
GBP floating rate	3%

At November 30, 2020, we had interest rate swaps that have effectively changed $248 million of EURIBOR-based floating rate euro debt to fixed rate euro debt. Based on a 10% change in the November 30, 2020 market interest rates, our 2020 interest expense on floating rate debt, including the effect of our interest rate swaps, would have changed by an insignificant amount.

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below for 2016 through 2020 and as of the end of each such year, except for the statistical data, are derived from our consolidated financial statements and should be read in conjunction with those consolidated financial statements and the related notes.

(in millions, except per share, per ton and currency data)	Years Ended November 30,
	2020	2019	2018	2017	2016
Statements of Income Data
Revenues	$5,595	$20,825	$18,881	$17,510	$16,389
Operating income (loss)	$(8,865)	$3,276	$3,325	$2,809	$3,071
Net income (loss)	$(10,236)	$2,990	$3,152	$2,606	$2,779
Earnings per share
Basic	$(13.20)	$4.34	$4.45	$3.61	$3.73
Diluted	$(13.20)	$4.32	$4.44	$3.59	$3.72
Adjusted net income (loss)	$(5,793)	$3,041	$3,029	$2,770	$2,580
Adjusted earnings per share - diluted	$(7.47)	$4.40	$4.26	$3.82	$3.45
Dividends declared per share	$0.50	$2.00	$1.95	$1.60	$1.35
Statistical Data
ALBDs (in thousands)	(a)	87,424	83,872	82,303	80,002
Occupancy percentage	(a)	106.8%	106.9%	105.9%	105.9%
Passengers carried (in thousands)	(a)	12,866	12,407	12,130	11,520
Fuel consumption in metric tons (in thousands)	1,915	3,312	3,296	3,286	3,233
Fuel cost per metric ton consumed	$430	$472	$491	$378	$283
Currencies (USD to 1)
AUD	$0.68	$0.70	$0.75	$0.77	$0.74
CAD	$0.74	$0.75	$0.78	$0.77	$0.75
EUR	$1.13	$1.12	$1.18	$1.12	$1.11
GBP	$1.28	$1.27	$1.34	$1.28	$1.37
RMB	$0.14	$0.14	$0.15	$0.15	$0.15
	As of November 30,
(in millions)	2020	2019	2018	2017	2016
Balance Sheet
Total assets	$53,593	$45,058	$42,401	$40,778	$38,881
Total debt	$26,957	$11,503	$10,323	$9,195	$9,399

(a)Due to the impact of COVID-19 in 2020, current year data is not meaningful and is not included in the table.

	Years Ended November 30,
(in millions, except for per share data):	2020	2019	2018	2017	2016
Net income (loss)
U.S. GAAP net income (loss)	$(10,236)	$2,990	$3,152	$2,606	$2,779
Unrealized (gains) losses on fuel derivatives, net	—	—	(94)	(227)	(236)
(Gains) losses on ship sales and impairments	3,934	(6)	(38)	387	(2)
Restructuring expenses	47	10	1	3	2
Other	462	47	8	—	37
Adjusted net income (loss)	$(5,793)	$3,041	$3,029	$2,770	$2,580
Interest expense, net of capitalized interest	895	206	194	198	223
Interest income	(18)	(23)	(14)	(9)	(6)
Income tax expense, net	(17)	71	54	60	49
Depreciation and amortization	2,241	2,160	2,017	1,846	1,738
Adjusted EBITDA	$(2,692)	$5,455	$5,280	$4,865	$4,584

Weighted-average shares outstanding	775	692	710	725	747

Earnings per share
U.S. GAAP earnings per share	$(13.20)	$4.32	$4.44	$3.59	$3.72
Unrealized (gains) losses on fuel derivatives, net	—	—	(0.13)	(0.31)	(0.32)
(Gains) losses on ship sales and impairments	5.08	(0.01)	(0.05)	0.53	—
Restructuring expenses	0.06	0.01	—	—	—
Other	0.60	0.07	0.01	—	0.05
Adjusted earnings per share	$(7.47)	$4.40	$4.26	$3.82	$3.45

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

As of January 14, 2021, there were 2,953 holders of record of Carnival Corporation common stock and 30,258 holders of record of Carnival plc ordinary shares and 382 holders of record of Carnival plc ADSs. The past performance of our share prices cannot be relied on as a guide to their future performance.

On March 30, 2020, we suspended the payment of dividends on the common stock of Carnival Corporation and the ordinary shares of Carnival plc.

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

5-Year Cumulative Total Returns
$200
$150
$100
$50
$0
DOLLARS
2015
2016
2017
2018
2019
2020
Carnival Corporation Common Stock
Dow Jones Recreational Index
FTSE 100 Index
S&P 500 Index

	Assumes $100 Invested on November 30, 2015 Assumes Dividends Reinvested Years Ended November 30,
	2015	2016	2017	2018	2019	2020
Carnival Corporation Common Stock	$100	$105	$136	$129	$100	$45
Dow Jones Recreational Index	$100	$98	$131	$130	$127	$81
FTSE 100 Index	$100	$92	$112	$105	$117	$103
S&P 500 Index	$100	$108	$133	$141	$164	$192

Carnival plc

The following graph compares the Price Performance of $100 invested in Carnival plc ADSs, each representing one ordinary share of Carnival plc, with the Price Performance of $100 invested in each of the indexes noted below. The Price Performance is calculated in the same manner as previously discussed.

5-Year Cumulative Total Returns
DOLLARS
$200
$150
$100
$50
$0
2015
2016
2017
2018
2019
2020
Carnival plc ADS
Dow Jones Recreational Index
FTSE 100 Index
S&P 500 Index

	Assumes $100 Invested on November 30, 2015 Assumes Dividends Reinvested Years Ended November 30,
	2015	2016	2017	2018	2019	2020
Carnival plc ADS	$100	$101	$133	$124	$93	$39
Dow Jones Recreational Index	$100	$98	$131	$130	$127	$81
FTSE 100 Index	$100	$92	$112	$105	$117	$103
S&P 500 Index	$100	$108	$133	$141	$164	$192

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Our passenger ticket revenues are seasonal. Historically, demand for cruises has been greatest during our third quarter, which includes the Northern Hemisphere summer months, although 2020 was adversely impacted by COVID-19. This higher demand during the third quarter results in higher ticket prices and occupancy levels and, accordingly, the largest share of our operating income is earned during this period. This historical trend has been disrupted by the pause in our global cruise operations. In addition, substantially all of Holland America Princess Alaska Tours’ revenue and net income (loss) is generated from May through September in conjunction with Alaska’s cruise season. During 2020, the Alaska cruise season was adversely impacted by the effects of COVID-19. The quarterly data below, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods.

	2020 Quarters Ended
(in millions, except per share data)	February 29	May 31	August 31	November 30
Revenues	$4,789	$740	$31	$34
Operating income (loss)	$(713)	$(4,177)	$(2,333)	$(1,642)
Net income (loss)	$(781)	$(4,374)	$(2,858)	$(2,222)
Earnings per share
Basic	$(1.14)	$(6.07)	$(3.69)	$(2.41)
Diluted	$(1.14)	$(6.07)	$(3.69)	$(2.41)
Adjusted net income (loss) (a)	$150	$(2,382)	$(1,699)	$(1,862)
Adjusted earnings per share - diluted (a)	$0.22	$(3.30)	$(2.19)	$(2.02)
Dividends declared per share	$0.50	$—	$—	$—
(a)    Adjusted net income (loss) and adjusted fully diluted earnings per share were computed as follows:

	2020 Quarters Ended
(in millions, except per share data)	February 29	May 31	August 31	November 30
Net income (loss)
U.S. GAAP net income (loss)	$(781)	$(4,374)	$(2,858)	$(2,222)
(Gains) losses on ship sales and impairments	928	1,953	937	115
Restructuring expenses	—	39	3	5
Other	3	—	220	240
Adjusted net income (loss)	$150	$(2,382)	$(1,699)	$(1,862)

Weighted-average shares outstanding	684	721	775	922

Earnings per share
U.S. GAAP earnings per share	$(1.14)	$(6.07)	$(3.69)	$(2.41)
(Gains) losses on ship sales and impairments	1.36	2.71	1.21	0.12
Restructuring expenses	—	0.05	—	0.01
Other	0.01	—	0.28	0.26
Adjusted earnings per share	$0.22	$(3.30)	$(2.19)	$(2.02)

	2019 Quarters Ended
(in millions, except per share data)	February 28	May 31	August 31	November 30
Revenues	$4,673	$4,838	$6,533	$4,781
Operating income (loss)	$386	$515	$1,890	$484
Net income (loss)	$336	$451	$1,780	$423
Earnings per share
Basic	$0.48	$0.65	$2.58	$0.62
Diluted	$0.48	$0.65	$2.58	$0.61
Adjusted net income (loss) (a)	$338	$457	$1,819	$427
Adjusted earnings per share - diluted (a)	$0.49	$0.66	$2.63	$0.62
Dividends declared per share	$0.50	$0.50	$0.50	$0.50
(a)    Adjusted net income (loss) and adjusted fully diluted earnings per share were computed as follows:

	2019 Quarters Ended
(in millions, except per share data)	February 28	May 31	August 31	November 30
Net income (loss)
U.S. GAAP net income (loss)	$336	$451	$1,780	$423
(Gains) losses on ship sales and impairments	2	(16)	14	(5)
Restructuring expenses	—	—	—	10
Other	—	22	25	—
Adjusted net income (loss)	$338	$457	$1,819	$427

Weighted-average shares outstanding	695	693	691	688

Earnings per share
U.S. GAAP earnings per share	$0.48	$0.65	$2.58	$0.61
(Gains) losses on ship sales and impairments	—	(0.02)	0.02	(0.01)
Restructuring expenses	—	—	—	0.01
Other	—	0.03	0.04	—
Adjusted earnings per share	$0.49	$0.66	$2.63	$0.62