Form 10-K, Exhibit 13
period 2021-11-30
CARNIVAL CORP; CARNIVAL PLC
filed 2022-01-27
CIK 815097, 1125259

Exhibit 13
CARNIVAL CORPORATION & PLC
EXHIBIT 13 TO FORM 10-K
FOR THE YEAR ENDED NOVEMBER 30, 2021

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in millions, except per share data)

	Years Ended November 30,
	2021	2020	2019
Revenues
Passenger ticket	$1,000	$3,684	$14,104
Onboard and other	908	1,910	6,721
	1,908	5,595	20,825
Operating Costs and Expenses
Commissions, transportation and other	269	1,139	2,720
Onboard and other	272	605	2,101
Payroll and related	1,309	1,780	2,249
Fuel	680	823	1,562
Food	187	413	1,083
Ship and other impairments	591	1,967	26
Other operating	1,346	1,518	3,167
	4,655	8,245	12,909
Selling and administrative	1,885	1,878	2,480
Depreciation and amortization	2,233	2,241	2,160
Goodwill impairments	226	2,096	—
	8,997	14,460	17,549
Operating Income (Loss)	(7,089)	(8,865)	3,276
Nonoperating Income (Expense)
Interest income	12	18	23
Interest expense, net of capitalized interest	(1,601)	(895)	(206)
Gains (losses) on debt extinguishment, net	(670)	(459)	—
Other income (expense), net	(173)	(52)	(32)
	(2,433)	(1,388)	(215)
Income (Loss) Before Income Taxes	(9,522)	(10,253)	3,060
Income Tax Benefit (Expense), Net	21	17	(71)
Net Income (Loss)	$(9,501)	$(10,236)	$2,990
Earnings Per Share
Basic	$(8.46)	$(13.20)	$4.34
Diluted	$(8.46)	$(13.20)	$4.32
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Years Ended November 30,
	2021	2020	2019
Net Income (Loss)	$(9,501)	$(10,236)	$2,990
Items Included in Other Comprehensive Income (Loss)
Change in foreign currency translation adjustment	(118)	578	(86)
Other	53	51	(31)
Other Comprehensive Income (Loss)	(65)	630	(117)
Total Comprehensive Income (Loss)	$(9,567)	$(9,606)	$2,873
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED BALANCE SHEETS
(in millions, except par values)

	November 30,
	2021	2020
ASSETS
Current Assets
Cash and cash equivalents	$8,939	$9,513
Short-term investments	200	—
Trade and other receivables, net	246	273
Inventories	356	335
Prepaid expenses and other	392	443
Total current assets	10,133	10,563
Property and Equipment, Net	38,107	38,073
Operating Lease Right-of-Use Assets	1,333	1,370
Goodwill	579	807
Other Intangibles	1,181	1,186
Other Assets	2,011	1,594
	$53,344	$53,593
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	$2,790	$3,084
Current portion of long-term debt	1,927	1,742
Current portion of operating lease liabilities	142	151
Accounts payable	797	624
Accrued liabilities and other	1,641	1,144
Customer deposits	3,112	1,940
Total current liabilities	10,408	8,686
Long-Term Debt	28,509	22,130
Long-Term Operating Lease Liabilities	1,239	1,273
Other Long-Term Liabilities	1,043	949
Commitments and Contingencies
Shareholders’ Equity
Common stock of Carnival Corporation, $0.01 par value; 1,960 shares authorized; 1,116 shares at 2021 and 1,060 shares at 2020 issued	11	11
Ordinary shares of Carnival plc, $1.66 par value; 217 shares at 2021 and 2020 issued	361	361
Additional paid-in capital	15,292	13,948
Retained earnings	6,448	16,075
Accumulated other comprehensive income (loss) (“AOCI”)	(1,501)	(1,436)
Treasury stock, 130 shares at 2021 and 2020 of Carnival Corporation and 67 shares at 2021 and 60 shares at 2020 of Carnival plc, at cost	(8,466)	(8,404)
Total shareholders’ equity	12,144	20,555
	$53,344	$53,593
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended November 30,
	2021	2020	2019
OPERATING ACTIVITIES
Net income (loss)	$(9,501)	$(10,236)	$2,990
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	2,233	2,241	2,160
Impairments	834	4,063	26
(Gains) losses on debt extinguishment	668	459	—
(Income) loss from equity-method investments	129	20	(15)
Share-based compensation	121	105	46
Amortization of discounts and debt issue costs	172	119	22
Noncash lease expense	140	172	—
Other, net	137	(56)	37
	(5,067)	(3,114)	5,265
Changes in operating assets and liabilities
Receivables	(7)	125	(114)
Inventories	(63)	77	79
Prepaid expenses and other	(1,070)	(209)	(254)
Accounts payable	206	(165)	34
Accrued liabilities and other	601	(311)	80
Customer deposits	1,291	(2,703)	387
Net cash provided by (used in) operating activities	(4,109)	(6,301)	5,475
INVESTING ACTIVITIES
Purchases of property and equipment	(3,607)	(3,620)	(5,429)
Proceeds from sales of ships and other	351	334	26
Purchase of minority interest	(90)	(81)	—
Purchases of short-term investments	(2,873)	—	—
Proceeds from maturity of short-term investments	2,673	—	—
Derivative settlements and other, net	3	127	126
Net cash provided by (used in) investing activities	(3,543)	(3,240)	(5,277)
FINANCING ACTIVITIES
Proceeds from (repayments of) short-term borrowings, net	(293)	2,852	(605)
Principal repayments of long-term debt	(5,956)	(1,621)	(1,651)
Premium paid on extinguishment of debt	(545)	—	—
Proceeds from issuance of long-term debt	13,042	15,020	3,674
Dividends paid	—	(689)	(1,387)
Purchases of common stock	—	(12)	(603)
Issuance of common stock, net	1,009	3,249	4
Issuance of common stock under the Stock Swap Program	206	—	—
Purchase of treasury stock under the Stock Swap Program	(188)	—	—
Debt issue costs and other, net	(327)	(150)	(86)
Net cash provided by (used in) financing activities	6,949	18,650	(655)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(13)	53	(9)
Net increase (decrease) in cash, cash equivalents and restricted cash	(715)	9,161	(465)
Cash, cash equivalents and restricted cash at beginning of year	9,692	530	996
Cash, cash equivalents and restricted cash at end of year	$8,976	$9,692	$530
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in millions)

	Common stock	Ordinary shares	Additional paid-in capital	Retained earnings	AOCI	Treasury stock	Total shareholders’ equity
At November 30, 2018	$7	$358	$8,756	$25,066	$(1,949)	$(7,795)	$24,443
Change in accounting principle (a)	—	—	—	(24)	—	—	(24)
Net income (loss)	—	—	—	2,990	—	—	2,990
Other comprehensive income (loss)	—	—	—	—	(117)	—	(117)
Cash dividends declared	—	—	—	(1,379)	—	—	(1,379)
Purchases of treasury stock under the Repurchase Program and other	—	—	51	—	—	(599)	(548)
At November 30, 2019	7	358	8,807	26,653	(2,066)	(8,394)	25,365
Net income (loss)	—	—	—	(10,236)	—	—	(10,236)
Other comprehensive income (loss)	—	—	—	—	630	—	630
Cash dividends declared	—	—	—	(342)	—	—	(342)
Issuance of common stock	2	—	3,247	—	—	—	3,249
Issuance and repurchase of Convertible Notes (net settled through a registered direct offering)	2	—	1,798	—	—	—	1,799
Purchases of treasury stock under the Repurchase Program and other	—	2	97	—	—	(10)	89
At November 30, 2020	11	361	13,948	16,075	(1,436)	(8,404)	20,555
Net income (loss)	—	—	—	(9,501)	—	—	(9,501)
Other comprehensive income (loss)	—	—	—	—	(65)	—	(65)
Issuance of common stock, net	—	—	1,009	—	—	—	1,009
Conversion of Convertible Notes	—	—	15	—	—	—	15
Purchases and issuances under the Stock Swap program	—	—	206	—	—	(188)	19
Issuance of treasury shares for vested share-based awards	—	—	—	(126)	—	126	—
Share-based compensation and other	—	—	113	—	—	—	113
At November 30, 2021	$11	$361	$15,292	$6,448	$(1,501)	$(8,466)	$12,144
The accompanying notes are an integral part of these consolidated financial statements.

(a)    We adopted the provisions of Revenue from Contracts with Customers and Derivatives and Hedging on December 1, 2018.

CARNIVAL CORPORATION & PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – General

Description of Business

Carnival Corporation was incorporated in Panama in 1974 and Carnival plc was incorporated in England and Wales in 2000. Together with their consolidated subsidiaries, they are referred to collectively in these consolidated financial statements and elsewhere in this 2021 Annual Report as “Carnival Corporation & plc,” “our,” “us” and “we.” The consolidated financial statements include the accounts of Carnival Corporation and Carnival plc and their respective subsidiaries.

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

Liquidity and Management’s Plans

In the face of the global impact of COVID-19, we paused our guest cruise operations in mid-March 2020. As of January 13, 2022, eight of our nine brands, or 67% of capacity, had resumed guest cruise operations as part of our gradual return to service. The extent of the effects of COVID-19 on our business are uncertain and will depend on future developments, including, but not limited to, the duration and continued severity of COVID-19 and the length of time it takes to return the company to profitability. The ongoing effects of COVID-19 have had, and will continue to have, a material negative impact on our financial results and liquidity.

The estimation of our future liquidity requirements includes numerous assumptions that are subject to various risks and uncertainties. The principal assumptions used to estimate our future liquidity requirements consist of:

•Expected continued gradual resumption of guest cruise operations, with the full fleet expected to be back in operation for our summer season, where we historically generate the largest share of our operating income

•Expected sustained increase in revenue per passenger cruise day through a combination of both passenger ticket and onboard revenue as compared to 2019
•Expected gradual increase in occupancy levels during the resumption of guest cruise operations, with the return to historical occupancy levels in 2023
•Expected continued spend to maintain enhanced health and safety protocols and to support the resumption of guest cruise operations, including completing the return of crew members to our ships
•Maintaining collateral and reserves at reasonable levels

In addition, we make certain assumptions about new ship deliveries, improvements and disposals, and consider the future export credit financings that are associated with the ship deliveries.

We cannot make assurances that our assumptions used to estimate our liquidity requirements may not change because we have never previously experienced a complete cessation and subsequent gradual resumption of our guest cruise operations, and as a consequence, our ability to be predictive is uncertain. In addition, the magnitude and duration of the global pandemic are uncertain. We have made reasonable estimates and judgments of the impact of COVID-19 within our consolidated financial statements and there may be changes to those estimates in future periods. We have taken actions to improve our liquidity, including completing various capital market transactions, capital expenditure and operating expense reductions and accelerating the removal of certain ships from our fleet. In addition, we expect to continue to pursue refinancing opportunities to reduce interest expense and extend maturities.

Based on these actions and our assumptions regarding the impact of COVID-19, considering our $9.4 billion of liquidity including cash, short-term investments and borrowings available under our revolving facility at November 30, 2021, as well as our expected continued gradual return to service, we have concluded that we have sufficient liquidity to satisfy our obligations for at least the next twelve months.

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

For 2019, we reclassified $390 million from tour and other revenues to onboard and other revenues as well as $268 million from tour and other costs and expenses to other operating cost and expenses in order to conform to the current year presentation.

Preparation of Financial Statements

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported and disclosed in our consolidated financial statements. The full extent to which the effects of COVID-19 will directly or indirectly impact our business, operations, results of operations and financial condition, will depend on future developments that are highly uncertain including our valuation of goodwill and trademarks, impairment of ships, collectability of trade and notes receivables, amount of reserve funds related to customer deposits as well as provisions for pending litigation. We believe that we have made reasonable estimates and judgments within our financial statements and there may be changes to those estimates in future periods. Actual results may differ from the estimates used in preparing our consolidated financial statements. All material intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition which are stated at cost and present insignificant risk of changes in value.

Short-term Investments

Short-term investments include investments with maturities of three to 12 months which are stated at cost and present insignificant risk of changes in value.

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

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment charges. Depreciation is computed using the straight-line method over our estimates of useful lives and residual values, as a percentage of original cost, as follows:

	Years	Residual Values
Ships	30	15%
Ship improvements	3-30	0%
Buildings and improvements	10-40	0%
Computer hardware and software	2-12	0%
Transportation equipment and other	3-20	0%
Leasehold improvements, including port facilities	Shorter of the remaining lease term or related asset life (3-30)	0%

The cost of ships under construction includes progress payments for the construction of new ships, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. We account for ship improvement costs, including replacements of certain significant components and parts, by capitalizing those costs we believe add value to our ships and have a useful life greater than one year and depreciating those improvements over their estimated remaining useful life. We have a capital program for the improvement of our ships and for asset replacements in order to enhance the effectiveness and efficiency of our operations; to comply with, or exceed, all relevant legal and statutory requirements related to health, environment, safety, security and sustainability; and to gain strategic benefits or provide improved product innovations to our guests.

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

The costs of repairs and maintenance, including minor improvement costs and expenses related to dry-docks, are charged to expense as incurred and included in other operating expenses. Dry-dock expenses primarily represent maintenance activities that are incurred when a ship is taken out-of-service for scheduled maintenance.

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

Debt and Debt Issuance Costs

Debt is recorded at initial fair value, which normally reflects the proceeds received by us, net of debt issuance costs. Debt is subsequently stated at amortized cost. Debt issuance costs are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the debt. Debt issue discounts and premiums are generally amortized to interest expense using the effective interest rate method over the term of the debt.

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

Foreign Currency Translation and Transactions

These financial statements are presented in U.S. dollars. Each foreign entity determines its functional currency by reference to its primary economic environment. Our most significant foreign entities utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. We translate the assets and liabilities of our foreign entities that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign entities are translated at the average rate for the period. Equity is translated at historical rates and the resulting foreign currency translation adjustments are included as a component of AOCI, which is a separate component of shareholders’ equity. Therefore, the U.S. dollar value of the non-equity translated items in our consolidated financial statements will fluctuate from period to period, depending on the changing value of the U.S. dollar versus these currencies.

We execute transactions in a number of different currencies. At the date that the transaction is recognized, each asset, liability, revenue, expense, gain or loss arising from the transaction is measured and recorded in the functional currency of the recording entity using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in a currency other than the functional currency are adjusted using the exchange rate at the balance sheet date, with gains or losses recorded in other income or other expense, unless such monetary balances have been designated as hedges of net investments in our foreign entities. The net gains or losses resulting from foreign currency transactions were not material in 2021, 2020 and 2019. In addition, the unrealized gains or losses on our long-term intercompany receivables and payables which are denominated in a non-functional currency and which are not expected to be repaid in the foreseeable future are recorded as foreign currency translation adjustments included as a component of AOCI.

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

Passenger ticket revenues include fees, taxes and charges collected by us from our guests. A portion of these fees, taxes and charges vary with guest head counts and are directly imposed on a revenue-producing arrangement. This portion of the fees, taxes and charges is expensed in commissions, transportation and other costs when the corresponding revenues are recognized. These fees, taxes and charges included in commissions, transportation and other costs were $73 million in 2021, $215 million in 2020 and $659 million in 2019. The remaining portion of fees, taxes and charges are expensed in other operating expenses when the corresponding revenues are recognized.

Revenues and expenses from our hotel and transportation operations, which are included in our Tour and Other segment, are recognized at the time the services are performed.

Customer Deposits

Our payment terms generally require an initial deposit to confirm a reservation, with the balance due prior to the voyage. Cash received from guests in advance of the cruise is recorded in customer deposits and in other long-term liabilities on our Consolidated Balance Sheets. These amounts include refundable deposits. We have provided flexibility to guests with bookings on sailings cancelled due to itinerary disruptions by allowing guests to receive enhanced future cruise credits (“FCC”) or elect to receive refunds in cash. Enhanced FCCs provide the guest with an additional credit value above the original cash deposit received, and the enhanced value is recognized as a discount applied to the future cruise in the period used. We have paid and expect to continue to pay cash refunds of customer deposits with respect to a portion of cancelled cruises. The amount of cash refunds to be paid may depend on the continued level of guest acceptance of FCCs and future cruise cancellations. We record a liability for unexpired FCCs to the extent we have received and not refunded cash from guests for cancelled bookings. We had total customer deposits of $3.5 billion and $2.2 billion as of November 30, 2021 and 2020. Refunds payable to guests who have elected cash refunds are recorded in accounts payable. During 2021 and 2020, we recognized revenues of $0.1 billion and $3.2 billion related to our customer deposits as of November 30, 2020 and 2019. Historically, our customer deposits balance changes due to the seasonal nature of cash collections, the recognition of revenue, refunds of customer deposits and foreign currency translation.

Contract Receivables

Although we generally require full payment from our customers prior to or concurrently with their cruise, we grant credit terms to a relatively small portion of our revenue source. We also have receivables from credit card merchants for cruise ticket purchases and onboard revenue. These receivables are included within trade and other receivables, net. We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash. These reserve funds are included in other assets.

Contract Assets

Contract assets are amounts paid prior to the start of a voyage, which we record as an asset within prepaid expenses and other and which are subsequently recognized as commissions, transportation and other at the time of revenue recognition or at the time of voyage cancellation. We have contract assets of an immaterial amount as of November 30, 2021 and 2020.

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

Selling and Administrative Expenses

Selling expenses include a broad range of advertising, marketing and promotional expenses. Advertising is charged to expense as incurred, except for media production costs, which are expensed upon the first airing of the advertisement. Selling expenses totaled $340 million in 2021, $348 million in 2020 and $728 million in 2019. Administrative expenses represent the costs of our shoreside support, reservations and other administrative functions, and include salaries and related benefits, professional fees and building occupancy costs, which are typically expensed as incurred.

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

Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issued guidance, Debt - Debt with Conversion and Other Options and Derivative and Hedging - Contracts in Entity’s Own Equity, which simplifies the accounting for convertible instruments. This guidance eliminates certain models that require separate accounting for embedded conversion features, in certain cases. Additionally, among other changes, the guidance eliminates certain of the conditions for equity classification for contracts in an entity’s own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. This guidance is required to be adopted by us in the first quarter of 2023 and must be applied using either a modified or full retrospective approach. We are currently evaluating the impact this guidance will have on our consolidated financial statements.

NOTE 3 – Property and Equipment

	November 30,
(in millions)	2021	2020
Ships and ship improvements	$50,501	$49,803
Ships under construction	1,536	1,354
Other property and equipment	3,928	3,992
Total property and equipment	55,965	55,148
Less accumulated depreciation	(17,858)	(17,075)
	$38,107	$38,073

Capitalized interest amounted to $83 million in 2021, $66 million in 2020 and $39 million in 2019.

Sales of Ships

During 2021, we completed the sale of one NAA segment ship, which represents a passenger-capacity reduction of 670 berths for our NAA segment and one EA segment ship, which represents a passenger-capacity reduction of 1,180 berths for our EA segment.

Refer to Note 10 - “Fair Value Measurements, Derivative Instruments and Hedging Activities and Financial Risks, Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis, Impairment of Ships” for additional discussion.

NOTE 4 – Other Assets

We have a minority interest in Grand Bahama Shipyard Ltd. (“Grand Bahama”), a ship repair and maintenance facility. Grand Bahama provided services to us of $11 million in 2021, $38 million in 2020 and $62 million in 2019. As of November 30, 2021, our investment in Grand Bahama was $47 million, consisting of $14 million in equity and a loan of $33 million. As of November 30, 2020, our investment in Grand Bahama was $55 million, consisting of $13 million in equity and a loan of $42 million.

We have a minority interest in the White Pass & Yukon Route (“White Pass”) that includes port, railroad and retail operations in Skagway, Alaska. White Pass provided an immaterial amount of services to us in 2021. White Pass provided no services to us in 2020. As a result of the effects of COVID-19 on the 2021 Alaska season, we evaluated whether our investment in White Pass was other than temporarily impaired and performed an impairment assessment. As a result of our assessment, we recognized an impairment charge of $17 million for our investment in White Pass in other income (expense), net. As of November 30, 2021, our investment in White Pass was $76 million, consisting of $49 million in equity and a loan of $27 million. As of November 30, 2020, our investment in White Pass was $94 million, consisting of $75 million in equity and a loan of $19 million.

We have a minority interest in CSSC Carnival Cruise Shipping Limited (“CSSC-Carnival”), a China-based cruise company which will operate its own fleet designed to serve the Chinese market. As of November 30, 2021 and 2020, our investment in CSSC-Carnival was $119 million and $140 million. During 2020, we sold to CSSC-Carnival a controlling interest in an entity with full ownership of two EA segment ships and recognized a related gain of $107 million, included in other operating expenses in our Consolidated Statements of Income (Loss). During 2021, we sold to CSSC-Carnival our remaining $283 million investment in the minority interest of the same entity. During 2021 and 2020, we made capital contributions to CSSC-Carnival in the amount of $90 million and $81 million, respectively. For the years ending November 30, 2021 and 2020, we paid CSSC-Carnival a total of $55 million for the lease of ships.

Refer to Note 7 - “Contingencies, Other Contingencies” for discussion regarding credit card processor reserve funds which are also included in the other assets balance on the Consolidated Balance Sheets.

NOTE 5 – Debt

			November 30,
(in millions)	Maturity	Rate (a) (c)	2021	2020
Secured Debt
Notes
Notes	Apr 2023	11.5%	$—	$4,000
Notes	Feb 2026	10.5%	775	775
EUR Notes	Feb 2026	10.1%	481	508
Notes	Jun 2027	7.9%	192	192
Notes	Aug 2027	9.9%	900	900
Notes	Aug 2028	4.0%	2,406	—
Loans
EUR fixed rate	Jul 2024 - May 2025	5.5 - 6.2%	98	136
EUR floating rate	Jun 2025 - Oct 2026	EURIBOR + 2.7 - 3.8%	951	1,026
Floating rate	Jun 2025 - Oct 2028	LIBOR + 3.0 - 3.3%	4,137	1,855
Total Secured Debt			9,939	9,393
Unsecured Debt
Revolver
Facility	(b)	LIBOR + 0.7%	2,790	3,083
Notes
EUR Notes	Feb 2021	1.6%	—	429
EUR Notes	Nov 2022	1.9%	622	658
Convertible Notes	Apr 2023	5.8%	522	537
Notes	Oct 2023	7.2%	125	125
Notes	Mar 2026	7.6%	1,450	1,450
EUR Notes	Mar 2026	7.6%	566	598
Notes	Mar 2027	5.8%	3,500	—
Notes	Jan 2028	6.7%	200	200
Notes	May 2029	6.0%	2,000	—
EUR Notes	Oct 2029	1.0%	679	718
Loans
EUR fixed rate	Mar 2021 - Sep 2021	0.3 - 3.9%	—	32
Floating rate	Feb 2023 - Sep 2024	LIBOR + 3.8 - 4.5%	590	300
GBP floating rate	Feb 2025	GBP LIBOR + 0.9%	467	881
EUR floating rate	Dec 2021 - Mar 2026	EURIBOR + 0.3 - 4.8%	1,375	1,860
Export Credit Facilities
Floating rate	Feb 2022 - Dec 2031	LIBOR + 0.5 - 1.5%	1,363	1,138
EUR floating rate	Feb 2022 - Dec 2032	EURIBOR + 0.2 - 1.6%	2,742	1,891
Fixed rate	Aug 2027 - Dec 2032	2.4 - 3.4%	3,488	3,131
EUR fixed rate	Feb 2031 - Jul 2033	1.1 - 1.6%	1,551	1,159
Total Unsecured Debt			24,031	18,188
Total Debt			33,970	27,581
Less: unamortized debt issuance costs and discounts			(744)	(624)
Total Debt, net of unamortized debt issuance costs and discounts			33,226	26,957
Less: short-term borrowings			(2,790)	(3,084)

Less: current portion of long-term debt	(1,927)	(1,742)
Long-Term Debt	$28,509	$22,130

The scheduled maturities of our debt are as follows:

	November 30, 2021
(in millions)	Rate (a) (c)	2022	2023	2024	2025	2026	Thereafter
Secured Debt
Notes
Notes	10.5%	$—	$—	$—	$—	$775	$—
EUR Notes	10.1%	—	—	—	—	481	—
Notes	7.9%	—	—	—	—	—	192
Notes	9.9%	—	—	—	—	—	900
Notes	4.0%	—	—	—	—	—	2,406
Loans
EUR fixed rate	5.5 - 6.2%	30	30	30	8	—	—
EUR floating rate	EURIBOR + 2.7 - 3.8%	20	20	20	878	11	—
Floating rate	LIBOR + 3.0 - 3.3%	36	42	42	1,804	23	2,191
Total Secured Debt		86	92	92	2,690	1,290	5,688
Unsecured Debt
Revolver
Facility	LIBOR + 0.7%	—	—	2,790	—	—	—
Notes
EUR Notes	1.9%	622	—	—	—	—	—
Convertible Notes	5.8%	—	522	—	—	—	—
Notes	7.2%	—	125	—	—	—	—
Notes	7.6%	—	—	—	—	1,450	—
EUR Notes	7.6%	—	—	—	—	566	—
Notes	5.8%	—	—	—	—	—	3,500
Notes	6.7%	—	—	—	—	—	200
Notes	6.0%	—	—	—	—	—	2,000
EUR Notes	1.0%	—	—	—	—	—	679
Loans
Floating rate	LIBOR + 3.8 - 4.5%	—	290	300	—	—	—
GBP floating rate	GBP LIBOR + 0.9%	—	—	93	374	—	—
EUR floating rate	EURIBOR + 0.3 - 4.8%	413	490	189	189	94	—
Export Credit Facilities
Floating rate	LIBOR + 0.5 - 1.5%	202	246	246	186	163	406
EUR floating rate	EURIBOR + 0.2 - 1.6%	269	468	441	364	317	952
Fixed rate	2.4 - 3.4%	260	387	387	387	387	1,596
EUR fixed rate	1.1 - 1.6%	74	144	144	144	144	832
Total Unsecured Debt		1,840	2,673	4,590	1,642	3,120	10,165
Total Debt		$1,927	$2,765	$4,682	$4,332	$4,411	$15,854

(a)Substantially all of our variable debt has a 0.0% to 0.75% floor.
(b)Amounts outstanding under our $1.7 billion, €1.0 billion and £0.2 billion multi-currency revolving credit facility (the “Revolving Facility”) were drawn in 2020 for an initial six-month term. We may continue to re-borrow or otherwise utilize available amounts under the Revolving Facility through August 2024, subject to satisfaction of the conditions in the facility. We had $0.2 billion available for borrowing under our Revolving Facility as of November 30, 2021. The Revolving Facility also includes an emissions linked margin adjustment whereby, after the initial applicable margin is set per the margin pricing grid, the margin may be adjusted based on performance in achieving certain agreed annual carbon emissions goals. We are required to pay a commitment fee on any unutilized portion.
(c)The above debt tables do not include the impact of our foreign currency and interest rate swaps. The interest rates on some of our debt, and in the case of our Revolving Facility, fluctuate based on the applicable rating of senior unsecured long-term securities of Carnival Corporation or Carnival plc.

Secured Debt

Our secured debt is secured on a first-priority basis by collateral, which includes vessels and material intellectual property with a net book value of approximately $25.6 billion as of November 30, 2021 and certain other assets.

Repricing of 2025 Secured Term Loan

In June 2021, we entered into an amendment to reprice our $2.8 billion 2025 Secured Term Loan (the “2025 Secured Term Loan”). The amended U.S. dollar tranche bears interest at a rate per annum equal to LIBOR (with a 0.75% floor) plus 3%. The amended euro tranche bears interest at a rate per annum equal to EURIBOR (with a 0% floor) plus 3.75%.

2028 Senior Secured Notes

In July 2021, we issued $2.4 billion aggregate principal amount of 4% first-priority senior secured notes due in 2028 (the “2028 Senior Secured Notes”). We used the net proceeds from the issuance to purchase $2.0 billion aggregate principal amount of the 2023 Senior Secured Notes and to pay accrued interest on such notes and related fees and expenses. The 2028 Senior Secured Notes mature on August 1, 2028.

2028 Senior Secured Term Loan

In October 2021, we borrowed an aggregate principal amount of $2.3 billion under a new term loan. We used the net proceeds from this borrowing to redeem the $2.0 billion outstanding aggregate principal amount of the 2023 Senior Secured Notes and to pay accrued interest on such notes and related fees and expenses. Borrowings under the new term loan bear interest at a rate per annum equal to LIBOR (with a 0.75% floor) plus 3.25% and mature on October 18, 2028.

Unsecured Debt

2027 Senior Unsecured Notes

In February 2021, we issued an aggregate principal amount of $3.5 billion senior unsecured notes that mature on March 1, 2027
(the “2027 Senior Unsecured Notes”). The 2027 Senior Unsecured Notes bear interest at a rate of 5.75% per year.

2029 Senior Unsecured Notes

In November 2021, we issued an aggregate principal amount of $2.0 billion senior unsecured notes that mature on May 1, 2029 (the “2029 Senior Unsecured Notes”), intended to refinance various 2022 and other debt maturities. The 2029 Senior Unsecured Notes bear interest at a rate of 6% per year and are callable beginning November 1, 2024.

Export Credit Facility Borrowing

In December 2020, we borrowed $1.5 billion under export credit facilities due in semi-annual installments through 2033.

In July 2021, we borrowed $544 million under an export credit facility due in semi-annual installments through 2033.

Debt Holidays

In 2021, we amended all of our export credit facilities to defer approximately $1.0 billion of principal payments that would otherwise have been due over a one year period commencing April 1, 2021 until March 31, 2022, with repayments to be made over the following five years. The cumulative deferred principal amount of the debt holiday amendments, inclusive of the amendments entered into in 2020, is approximately $1.7 billion. In addition, these amendments aligned the financial covenants of all our export credit facilities with our other facilities.

Convertible Notes

In 2020, we issued $2.0 billion aggregate principal amount of 5.75% convertible senior notes due 2023 (the “Convertible Notes”). The Convertible Notes mature on April 1, 2023, unless earlier repurchased or redeemed by us or earlier converted in accordance with their terms prior to the maturity date. Since April 2020, we have had repurchases and conversions of convertible debt as a result of which the principal amount of debt decreased by $1.5 billion.

The Convertible Notes are convertible by holders, subject to the conditions described within the indenture that governs the Convertible Notes, into cash, shares of Carnival Corporation common stock, or a combination thereof, at our election. The Convertible Notes have an initial conversion rate of 100 shares of Carnival Corporation common stock per $1,000 principal amount of the Convertible Notes, equivalent to an initial conversion price of $10 per share of common stock. The initial conversion price is subject to certain anti-dilutive adjustments and may also increase if the Convertible Notes are converted in connection with a tax redemption or certain corporate events. As of November 30, 2021, a condition allowing holders of the Convertible Notes to convert has been met and therefore the Convertible Notes are convertible. Refer to Note 15 - “Supplemental Cash Flow Information” for additional detail on transactions related to the Convertible Notes.

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

The carrying amount of the equity component representing the conversion option was $286 million on the date of issuance and was calculated by deducting the carrying value of the liability component from the initial proceeds from the Convertible Notes. The excess of the principal amount of the Convertible Notes over the carrying amount of the liability component represents a debt discount that is amortized to interest expense over the term of the Convertible Notes under the effective interest rate method using an effective annual interest rate of 12.9%. The carrying amount of the equity component was reduced to zero in conjunction with the partial repurchase of Convertible Notes in August 2020 because at the time of repurchase, the fair value of the equity component for the portion of the Convertible Notes that was repurchased, exceeded the total amount of the equity component recorded at the time the Convertible Notes were issued.

The net carrying value of the liability component of the Convertible Notes was as follows:

	November 30,
(in millions)	2021	2020
Principal	$522	$537
Less: Unamortized debt discount	(45)	(76)
	$478	$461

The interest expense recognized related to the Convertible Notes was as follows:

	November 30,
(in millions)	2021	2020
Contractual interest expense	$31	$58
Amortization of debt discount	29	50
	$60	$109

As of November 30, 2021, the if-converted value above par was $398 million on available shares of 52 million for the Convertible Notes.

Covenant Compliance

Our Revolving Facility, unsecured loans and our export credit facilities, as of January 13, 2022, contain one or more covenants that require us to:

•Maintain minimum interest coverage (EBITDA to consolidated net interest charges (the “Interest Coverage Covenant”)) at the end of each fiscal quarter from February 28, 2023, at a ratio of not less than 2.0 to 1.0 for the February 28, 2023 and May 31, 2023 testing dates, 2.5 to 1.0 for the August 31, 2023 and
November 30, 2023 testing dates, and 3.0 to 1.0 for the February 28, 2024 testing date onwards, or through their respective maturity dates
•Maintain minimum shareholders’ equity of $5.0 billion
•From the November 30, 2021 testing date until the May 31, 2023 testing date, the Debt to Capital Covenant is not to exceed 75%, following which it will be tested at levels which decline ratably to 65% from the May 31, 2024 testing date onwards
•Maintain minimum liquidity of $1.0 billion through February 29, 2024
•Adhere to certain restrictive covenants through November 30, 2024
•Restrict the granting of guarantees and security interests for certain of our outstanding debt through November 30,
2024
•Limit the amounts of our secured assets as well as secured and other indebtedness

At November 30, 2021, we were in compliance with the applicable covenants under our debt agreements. Generally, if an event of default under any debt agreement occurs, then, pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables could become due, and all debt and derivative contracts could be terminated. Any financial covenant amendment may lead to increased costs, increased interest rates, additional restrictive covenants and other available lender protections that would be applicable.

Carnival Corporation or Carnival plc and certain of our subsidiaries have guaranteed substantially all of our indebtedness.

NOTE 6 – Commitments

Newbuild capital expenditures as of November 30, 2021:

(in millions) Year
2022	$4,355
2023	2,576
2024	1,641
2025	987
2026 and thereafter	—
$9,560

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

As previously disclosed, on May 2, 2019, two lawsuits were filed against Carnival Corporation in the U.S. District Court for the Southern District of Florida under Title III of the Cuban Liberty and Democratic Solidarity Act, also known as the Helms-Burton Act, alleging that Carnival Corporation “trafficked” in confiscated Cuban property when certain ships docked at certain ports in Cuba, and that this alleged “trafficking” entitles the plaintiffs to treble damages. In the matter filed by Havana Docks Corporation, on January 12, 2022, the court continued the trial date to May 23, 2022. Motions for summary judgment have been filed and hearings were concluded on January 18, 2022. In the matter filed by Javier Bengochea, on October 4, 2021, the U.S. Court of Appeals for the Eleventh Circuit Court heard oral arguments and on December 20, 2021, the court issued an order inviting an amicus brief from the U.S. government on several issues involved in the appeal. We continue to believe we have a meritorious defense to these actions and we believe that any liability which may arise as a result of these actions will not have a material impact on our consolidated financial statements.

As previously disclosed, on April 8, 2020, DeCurtis LLC (“DeCurtis”), a former vendor, filed an action against Carnival Corporation in the U.S. District Court for Middle District of Florida seeking declaratory relief that DeCurtis is not infringing on several of Carnival Corporation’s patents in relation to its OCEAN Medallion systems and technology. The action also raises certain monopolization claims under The Sherman Antitrust Act of 1890, unfair competition and tortious interference, and seeks declaratory judgment that certain Carnival Corporation patents are unenforceable. DeCurtis seeks damages, including its fees and costs, and seeks declarations that it is not infringing and/or that Carnival Corporation’s patents are unenforceable. On April 10, 2020, Carnival Corporation filed an action against DeCurtis in the Southern District of Florida for breach of contract, trade secrets violations and patent infringement. Carnival Corporation seeks damages, including its fees and costs, as well as an order permanently enjoining DeCurtis from engaging in such activities. These two cases have now been consolidated in the Southern District of Florida. The parties’ motions to dismiss in both actions have been granted in part and denied in part. Answers have been filed by both parties. We believe the ultimate outcome will not have a material impact on our consolidated financial statements. Additionally, on April 8, 2021, DeCurtis filed challenges to several of Carnival Corporation’s patents with the U.S. Patent and Trademark Office, seeking to invalidate certain patents on the basis of alleged prior art, overbreadth of the patents, and obviousness of the technologies. On October 12, 2021 a ruling was issued upholding Carnival Corporation’s patents, therefore bringing this separate matter to a close.

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

Other Contingencies

We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash. Although the agreements vary, these requirements may generally be satisfied either through a withheld percentage of customer payments or providing cash funds directly to the credit card processor. As of November 30, 2021 and 2020, we had $1.1 billion and $0.4 billion, respectively, in reserve funds related to our customer deposits withheld to satisfy these requirements which are included in other assets. We continue to expect to provide reserve funds under these agreements. Additionally, as of November 30, 2021, we had $30 million of cash collateral in escrow which is included within other assets. As of November 30, 2020, we had $166 million of cash collateral in escrow of which $136 million was included within prepaid expenses and other.

We have and may continue to be impacted by breaches in data security and lapses in data privacy, which occur from time to time. These can vary in scope and intent from inadvertent events to malicious motivated attacks.

We detected ransomware attacks in August 2020 and December 2020 which resulted in unauthorized access to our information technology systems. We engaged a major cybersecurity firm to investigate these matters and notified law enforcement and regulators of these incidents. For the August 2020 event, the investigation, communication and reporting phases are complete. We determined that the unauthorized third-party gained access to certain personal information relating to some guests, employees and crew for some of our operations. For the December 2020 event, the investigation and remediation phases are in process. Regulators were notified, and several, including the primary regulatory authority in the European Union, have closed their files on this matter.

We have been contacted by various regulatory agencies regarding these and other cyber incidents. The New York Department of Financial Services (“NY DFS”) has notified us of their intent to commence proceedings seeking penalties if settlement cannot be reached in advance of litigation. To date, we have not been able to reach an agreement with NY DFS. In addition,

State Attorneys General from a number of states have completed their investigation of a data security event announced in March 2020, and the Company is currently negotiating a settlement with the relevant State Attorneys General.

We continue to work with regulators regarding cyber incidents we have experienced. We have incurred legal and other costs in connection with cyber incidents that have impacted us. While at this time we do not believe that these incidents will have a material adverse effect on our business, operations or financial results, no assurances can be given about the future and we may be subject to future litigation, attacks or incidents that could have such a material adverse effect.

We are subject to a court-ordered environmental compliance plan supervised by the U.S. District Court for the Southern District of Florida, which is operative until April 2022 and subjects our operations to additional review and other obligations. Failure to comply with the requirements of this environmental compliance plan or other special conditions of probation could result in fines, which the court has imposed in the past, and restrictions on our operations.

COVID-19 Matters

Private Actions

We have been named in a number of individual actions related to COVID-19. Private parties have brought approximately 82 lawsuits as of January 13, 2022 in several U.S. federal and state courts as well as in France, Italy and Brazil. These actions include tort claims based on a variety of theories, including negligence and failure to warn. The plaintiffs in these actions allege a variety of injuries: some plaintiffs confined their claim to emotional distress, while others allege injuries arising from testing positive for COVID-19. A smaller number of actions include wrongful death claims. As of January 13, 2022, eight of these individual actions have now been dismissed or settled. These actions were settled for immaterial amounts.

Additionally, as of January 13, 2022, ten purported class actions have been brought by former guests from Ruby Princess, Diamond Princess, Grand Princess, Coral Princess, Costa Luminosa or Zaandam in several U.S. federal courts and in the Federal Court of Australia. These actions include tort claims based on a variety of theories, including negligence, gross negligence and failure to warn, physical injuries and severe emotional distress associated with being exposed to and/or contracting COVID-19 onboard. As of January 13, 2022, five of these class actions have either been settled individually or had their class allegations dismissed by the courts. These actions were settled for immaterial amounts.

All COVID-19 matters seek monetary damages and most seek additional punitive damages in unspecified amounts.

As previously disclosed, on December 15, 2020, a consolidated class action with lead plaintiffs, the New England Carpenters Pension and Guaranteed Annuity Fund and the Massachusetts Laborers’ Pension and Annuity Fund was filed in the U.S. District Court for the Southern District of Florida, alleging violations of Sections 10(b) and 20(a) of the U.S. Securities and Exchange Act of 1934 by making misrepresentations and omissions related to Carnival Corporation’s COVID-19 knowledge and response. Plaintiffs seek to recover unspecified damages and equitable relief for the alleged misstatements and omissions. The plaintiffs filed a second amended complaint on July 2, 2021 and on August 6, 2021, we filed a motion to dismiss, which has now been fully briefed.

We continue to take actions to defend against the above claims.

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

As previously disclosed, the investigation in New Zealand related to incidents of COVID-19 on the Ruby Princess has now been closed, concluding we are not in breach of any rules or regulations.

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

Carnival Corporation, Carnival plc and certain subsidiaries are subject to various U.S. state income taxes generally imposed on each state’s portion of the U.S. source income subject to U.S. federal income taxes. However, the state of Alaska imposes an income tax on its allocated portion of the total income of our companies doing business in Alaska and certain of their subsidiaries.

UK and Australian Income Tax

Cunard, P&O Cruises (UK) and P&O Cruises (Australia) are divisions of Carnival plc and have elected to enter UK tonnage tax under a rolling ten-year term and, accordingly, reapply every year. Companies to which the tonnage tax regime applies pay corporation taxes on profits calculated by reference to the net tonnage of qualifying ships. UK corporation tax is not chargeable under the normal UK tax rules on these brands’ relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and from shipping related activities.

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

Most of Costa’s and AIDA’s earnings that are not eligible for taxation under the Italian tonnage tax regime will be taxed at an effective tax rate of 4.8% in 2021 and 2020.

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

Stock Swap Program

We have a program that allows us to realize a net cash benefit when Carnival Corporation common stock is trading at a premium to the price of Carnival plc ordinary shares (the “Stock Swap Program”).

During 2021, under the Stock Swap Program, we sold 8.9 million shares of Carnival Corporation’s common stock and repurchased the same amount of Carnival plc ordinary shares resulting in net proceeds of $19 million, which were used for general corporate purposes. During 2020 and 2019, there were no sales or repurchases under the Stock Swap Program.

(in millions, except per share data)	Total Number of Shares of Carnival plc Ordinary Shares Purchased (a)	Average Price Paid per Share of Carnival plc Ordinary Share	Maximum Number of Carnival plc Ordinary Shares That May Yet Be Purchased Under the Carnival Corporation Stock Swap Program
2021	8.9	$20.99	9.5

(a) No ordinary shares of Carnival plc were purchased outside of publicly announced plans or programs.

Accumulated Other Comprehensive Income (Loss)

	AOCI
	November 30,
(in millions)	2021	2020	2019
Cumulative foreign currency translation adjustments, net	$(1,501)	$(1,382)	$(1,961)
Unrecognized pension expenses	(45)	(95)	(88)
Net gains (losses) on cash flow derivative hedges	44	41	(18)
	$(1,501)	$(1,436)	$(2,066)

During 2021, 2020 and 2019, there were $7 million, $3 million and $5 million of unrecognized pension expenses that were reclassified out of accumulated other comprehensive loss and were included within payroll and related expenses and selling and administrative expenses.

Dividends

To enhance our liquidity, as well as comply with the dividend restrictions contained in our debt agreements, in 2020 we suspended the payment of dividends on the common stock of Carnival Corporation and the ordinary shares of Carnival plc. We declared quarterly cash dividends on all of our common stock and ordinary shares as follows:

	Quarters Ended
(in millions, except per share data)	February 28/29	May 31	August 31	November 30
2020
Dividends declared per share	$0.50	$—	$—	$—
Dividends declared	$342	$—	$—	$—

2019
Dividends declared per share	$0.50	$0.50	$0.50	$0.50
Dividends declared	$345	$346	$342	$346

Carnival Corporation’s Articles of Incorporation authorize its Boards of Directors, at its discretion, to issue up to 40 million shares of preferred stock. At November 30, 2021 and 2020, no Carnival Corporation preferred stock or Carnival plc preference shares had been issued.

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

In February 2021, we completed a public offering of 40.5 million shares of Carnival Corporation’s common stock at a price per share of $25.10, resulting in net proceeds of $996 million.

Since June 2021, we have sold 0.6 million shares of Carnival Corporation common stock at an average price per share of $21.32, resulting in net proceeds of $13 million.

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

Financial Instruments that are not Measured at Fair Value on a Recurring Basis

	November 30, 2021				November 30, 2020
	Carrying Value	Fair Value			Carrying Value	Fair Value
(in millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Liabilities
Fixed rate debt (a)	$19,555	$—	$19,013	$—	$15,547	$—	$16,258	$—
Floating rate debt (a)	14,415	—	13,451	—	12,034	—	11,412	—
Total	$33,970	$—	$32,463	$—	$27,581	$—	$27,670	$—

(a)The debt amounts above do not include the impact of interest rate swaps or debt issuance costs. The fair values of our publicly-traded notes were based on their unadjusted quoted market prices in markets that are not sufficiently active to be Level 1 and, accordingly, are considered Level 2. The fair values of our other debt were estimated based on current market interest rates being applied to this debt.

Financial Instruments that are Measured at Fair Value on a Recurring Basis

	November 30, 2021			November 30, 2020
(in millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$8,939	$—	$—	$9,513	$—	$—
Restricted cash	38	—	—	179	—	—
Short-term investments (a)	200	—	—	—	—	—
Derivative financial instruments	—	1	—	—	—	—
Total	$9,177	$1	$—	$9,692	$—	$—
Liabilities
Derivative financial instruments	$—	$13	$—	$—	$10	$—
Total	$—	$13	$—	$—	$10	$—

(a)Short-term investments consist of marketable securities with original maturities of between three and twelve months.

Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis

Valuation of Goodwill and Trademarks

As a result of the gradual resumption of guest cruise operations and its effect on our expected future operating cash flows, we performed interim discounted cash flow analyses for certain reporting units with goodwill as of May 31, 2021 and determined there was no impairment. As of July 31, 2021, we performed our annual goodwill and trademark impairments reviews and we determined there was no impairment for goodwill and trademarks at our annual test date.

As of November 30, 2021, as a result of the continued gradual resumption of guest cruise operations, ongoing impacts of COVID-19 and its effect on our expected future operating cash flows, including changes in estimates related to the timing of our full return to guest cruise operations and improved profitability, we performed interim discounted cash flow analyses for our EA segment reporting units and determined their estimated fair values no longer exceeded their carrying values. As a result, we recognized goodwill impairment charges of $226 million and accordingly have no remaining goodwill for those reporting units.

During 2020, we performed interim discounted cash flow analyses for certain reporting units with goodwill as of February 29, 2020 and for all reporting units with goodwill or trademarks as of May 31, 2020 and recognized goodwill impairment charges of $2.1 billion.

As of July 31, 2020 and 2019, we performed our annual goodwill and trademark impairment reviews and we determined there was no incremental impairment for goodwill or trademarks.

The determination of the fair value of our reporting units’ goodwill and trademarks includes numerous estimates and underlying assumptions that are subject to various risks and uncertainties. The effect of COVID-19 and the gradual resumption of guest cruise operations have created additional uncertainty in forecasting the operating results and future cash flows used in our impairment analyses. We believe that we have made reasonable estimates and judgments. The assumptions, all of which are considered Level 3 inputs, used in our cash flow analyses consisted of:

•The timing and pace of our full return to guest cruise operations
•Weighted-average cost of capital of market participants, adjusted for the risk attributable to the geographic regions in which these cruise brands operate (“WACC”)

The estimated fair value of the reporting unit with remaining goodwill and of our trademarks significantly exceeded their carrying value as of the date of the most recent impairment test. Refer to Note 2 - “Summary of Significant Accounting Policies, Preparation of Financial Statements” for additional discussion.

	Goodwill
(in millions)	NAA Segment	EA Segment	Total
At November 30, 2019	$1,898	$1,014	$2,912
Impairment charge	(1,319)	(777)	(2,096)
Exchange movements	—	(9)	(9)
At November 30, 2020	579	228	807
Impairment charges	—	(226)	(226)
Exchange movements	—	(2)	(2)
At November 30, 2021	$579	$—	$579

	Trademarks
(in millions)	NAA Segment	EA Segment	Total
At November 30, 2019	$927	$240	$1,167
Exchange movements	—	13	13
At November 30, 2020	927	253	1,180
Exchange movements	—	(5)	(5)
At November 30, 2021	$927	$248	$1,175

Impairments of Ships

We review our long-lived assets for impairment whenever events or circumstances indicate potential impairment. As a result of the continued effect of COVID-19 on our business and our updated expectations for certain of our ships, we determined that these ships had net carrying values that exceeded their respective estimated undiscounted future cash flows during 2021. We then estimated the fair value of these ships based on their respective estimated selling values. We then compared these estimated fair values to the net carrying values and, as a result, we recognized ship impairment charges as summarized in the table below. We believe we have made reasonable estimates and judgments as part of our assessments. A change in the principal assumptions, which influences the determination of fair value, may result in a need to perform additional impairment reviews. We performed undiscounted cash flow analyses on certain ships in our fleet throughout 2020 and determined that certain ships had net carrying values that exceeded their estimated undiscounted future cash flows. The table below summarizes the impairment charges recognized during 2021 and 2020. We did not recognize ship impairment charges during 2019. The principal assumption, considered a level 3 input, used in our impairment analyses consisted of the timing of the sale of ships and estimated proceeds.

The impairment charges summarized in the table below are included in ship and other impairments in our Consolidated Statements of Income (Loss).

	November 30,
(in millions)	2021	2020
NAA Segment	$273	$1,474
EA Segment	318	319
Total ship impairments	$591	$1,794

Refer to Note 2 - “Summary of Significant Accounting Policies, Preparation of Financial Statements” for additional discussion.

Derivative Instruments and Hedging Activities

		November 30,
(in millions)	Balance Sheet Location	2021	2020
Derivative assets
Derivatives designated as hedging instruments
Cross currency swaps (a)	Prepaid expenses and other	$1	$—
Total derivative assets		$1	$—
Derivative liabilities
Derivatives designated as hedging instruments
Cross currency swaps (a)	Other long-term liabilities	$8	$—
Interest rate swaps (b)	Accrued liabilities and other	3	5
	Other long-term liabilities	2	5
Total derivative liabilities		$13	$10

(a)At November 30, 2021, we had a cross currency swap totaling $201 million that is designated as a hedge of our net investment in foreign operations with a euro-denominated functional currency. At November 30, 2021, this cross currency swap settles through 2028. At November 30, 2020, we had no cross currency swaps.

(b)We have interest rate swaps designated as cash flow hedges whereby we receive floating interest rate payments in exchange for making fixed interest rate payments. These interest rate swap agreements effectively changed $160 million at November 30, 2021 and $248 million at November 30, 2020 of EURIBOR-based floating rate euro debt to fixed rate euro debt. At November 30, 2021, these interest rate swaps settle through 2025.

Our derivative contracts include rights of offset with our counterparties. We have elected to net certain of our derivative assets and liabilities within counterparties.

	November 30, 2021
(in millions)	Gross Amounts	Gross Amounts Offset in the Balance Sheet	Total Net Amounts Presented in the Balance Sheet	Gross Amounts not Offset in the Balance Sheet	Net Amounts
Assets	$1	$—	$1	$—	$1
Liabilities	$13	$—	$13	$—	$13

	November 30, 2020
(in millions)	Gross Amounts	Gross Amounts Offset in the Balance Sheet	Total Net Amounts Presented in the Balance Sheet	Gross Amounts not Offset in the Balance Sheet	Net Amounts
Assets	$—	$—	$—	$—	$—
Liabilities	$10	$—	$10	$—	$10

The effect of our derivatives qualifying and designated as hedging instruments recognized in other comprehensive income (loss) and in net income (loss) was as follows:

	November 30,
(in millions)	2021	2020	2019
Gains (losses) recognized in AOCI:
Cross currency swaps – net investment hedges - included component	$(1)	$131	$43
Cross currency swaps – net investment hedges - excluded component	$(6)	$(1)	$1
Foreign currency zero cost collars – cash flow hedges	$—	$1	$(1)
Foreign currency forwards - cash flow hedges	$—	$53	$—
Interest rate swaps – cash flow hedges	$5	$6	$3
Gains (losses) reclassified from AOCI – cash flow hedges:
Interest rate swaps – Interest expense, net of capitalized interest	$(5)	$(6)	$(7)
Foreign currency zero cost collars - Depreciation and amortization	$2	$1	$1
Gains (losses) recognized on derivative instruments (amount excluded from effectiveness testing – net investment hedges)
Cross currency swaps – Interest expense, net of capitalized interest	$—	$12	$23

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

Foreign Currency Exchange Rate Risks

Overall Strategy

We manage our exposure to fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative and non-derivative financial instruments. Our primary focus is to monitor our exposure to, and manage, the economic foreign currency exchange risks faced by our operations and realized if we exchange one currency for another. We consider hedging certain of our ship commitments and net investments in foreign operations. The financial impacts of the hedging instruments we do employ generally offset the changes in the underlying exposures being hedged.

Operational Currency Risks

Our operations primarily utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. Our operations also have revenue and expenses denominated in non-functional currencies. Movements in foreign currency exchange rates affect our financial statements.

Investment Currency Risks

We consider our investments in foreign operations to be denominated in stable currencies and of a long-term nature. We partially mitigate the currency exposure of our investments in foreign operations by designating a portion of our foreign currency debt and derivatives as hedges of these investments. As of November 30, 2021, we have designated $467 million of our sterling-denominated debt as non-derivative hedges of our net investments in foreign operations. In 2021, we recognized $21 million of losses on these non-derivative net investment hedges in the cumulative translation adjustment section of other comprehensive income (loss). We also have euro-denominated debt, including the effect of cross currency swaps, which provides an economic offset for our operations with euro functional currency.

Newbuild Currency Risks

Our shipbuilding contracts are typically denominated in euros. Our decision to hedge a non-functional currency ship commitment for our cruise brands is made on a case-by-case basis, considering the amount and duration of the exposure, market volatility, economic trends, our overall expected net cash flows by currency and other offsetting risks. We have used foreign currency derivative contracts to manage foreign currency exchange rate risk for some of our ship construction payments.

At November 30, 2021, our remaining newbuild currency exchange rate risk primarily relates to euro-denominated newbuild contract payments to non-euro functional currency brands, which represent a total unhedged commitment of $6.8 billion for newbuilds scheduled to be delivered through 2025.

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

Concentrations of Credit Risk

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. We seek to manage these credit risk exposures, including counterparty nonperformance primarily associated with our cash equivalents, investments, notes receivables, reserve funds related to customer deposits, future financing facilities, contingent obligations, derivative instruments, insurance contracts, long-term ship charters and new ship progress payment guarantees, by:

•Conducting business with well-established financial institutions, insurance companies and export credit agencies
•Diversifying our counterparties
•Having guidelines regarding credit ratings and investment maturities that we follow to help safeguard liquidity and minimize risk
•Generally requiring collateral and/or guarantees to support notes receivable on significant asset sales, long-term ship charters and new ship progress payments to shipyards

At November 30, 2021, our exposures under derivative instruments were not material. We also monitor the creditworthiness of travel agencies and tour operators in Asia, Australia and Europe, which includes charter-hire agreements in Asia and credit and debit card providers to which we extend credit in the normal course of our business. Concentrations of credit risk associated with trade receivables and other receivables, charter-hire agreements and contingent obligations are not considered to be material, principally due to the large number of unrelated accounts, the nature of these contingent obligations and their short maturities. Normally, we have not required collateral or other security to support normal credit sales. Historically, we have not experienced significant credit losses, including counterparty nonperformance; however, because of the impact COVID-19 is having on economies, we have experienced, and may continue to experience, an increase in credit losses.

Our credit exposure also includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in Australia and most of Europe where we are obligated to honor our guests’ cruise payments made by them to their travel agents and tour operators regardless of whether we have received these payments.

NOTE 11 – Leases

On December 1, 2019, the Company adopted the FASB issued guidance, Leases using the modified retrospective approach. Substantially all of our leases for which we are the lessee are operating leases of port facilities and real estate and are included within operating lease right-of-use assets, long-term operating lease liabilities and current portion of operating lease liabilities in our Consolidated Balance Sheet as of November 30, 2021.

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

As most of our leases do not have a readily determinable implicit rate, we estimate the incremental borrowing rate (“IBR”) to determine the present value of lease payments. We apply judgment in estimating the IBR including considering the term of the lease, the currency in which the lease is denominated, and the impact of collateral and our credit risk on the rate.

We amortize our lease assets on a straight-line basis over the lease term. The components of expense were as follows:

	November 30,
(in millions)	2021	2020
Operating lease expense	$203	$203
Variable lease expense (a) (b)	$(100)	$(61)

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

The cash outflow for leases was materially consistent with the lease expense recognized during 2021.

We have multiple agreements, with a total undiscounted minimum commitment of approximately $321 million, that have been executed but the lease term has not commenced as of November 30, 2021. These are substantially all related to our rights to use certain port facilities. The leases are expected to commence in 2022.

During 2021, we obtained $114 million of right-of-use assets in exchange for new operating lease liabilities.

Weighted average of the remaining lease terms and weighted average discount rates are as follows:

	November 30, 2021	November 30, 2020
Weighted average remaining lease term - operating leases (in years)	12	13
Weighted average discount rate - operating leases	3.8%	3.4%

As of November 30, 2021, maturities of operating lease liabilities were as follows:

(in millions) Year
2022	$202
2023	186
2024	167
2025	158
2026	145
Thereafter	880
Total lease payments	1,739
Less: Present value discount	(358)
Present value of lease liabilities	$1,381

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

	As of and for the years ended November 30,
(in millions)	Revenues	Operating costs and expenses	Selling and administrative	Depreciation and amortization	Operating income (loss)		Capital expenditures	Total assets
2021
NAA	$1,108	$2,730	$953	$1,352	$(3,928)		$2,397	$25,606
EA	712	1,807	568	728	(2,617)	(a)	515	16,088
Cruise Support	42	55	335	129	(477)		660	11,014
Tour and Other	46	63	27	23	(67)		35	637
	$1,908	$4,655	$1,885	$2,233	$(7,089)		$3,607	$53,344
2020
NAA	$3,627	$5,623	$1,066	$1,413	$(5,794)	(b)	$1,430	$25,257
EA	1,790	2,548	523	672	(2,729)	(c)	2,036	16,505
Cruise Support	68	(10)	262	128	(313)		144	11,135
Tour and Other	110	84	27	28	(29)		11	696
	$5,595	$8,245	$1,878	$2,241	$(8,865)		$3,620	$53,593
2019
NAA	$13,612	$8,370	$1,427	$1,364	$2,451		$2,781	$27,102
EA	6,650	4,146	744	645	1,115		2,462	15,473
Cruise Support	173	125	281	115	(347)		143	1,861
Tour and Other	390	268	28	36	56		43	623
	$20,825	$12,909	$2,480	$2,160	$3,276		$5,429	$45,058

(a)    Includes $226 million of goodwill impairment charges.
(b)    Includes $1.3 billion of goodwill impairment charges.
(c)    Includes $777 million of goodwill impairment charges.

Revenues by geographic areas, which are based on where our guests are sourced, were as follows:

	Years Ended November 30,
(in millions)	2021	2020	2019
North America	$1,066	$3,084	$11,502
Europe	811	1,643	6,318
Australia and Asia	18	687	2,632
Other	14	180	373
	$1,908	$5,595	$20,825

Substantially all of our long-lived assets consist of our ships and move between geographic areas.

NOTE 13 – Compensation Plans and Post-Employment Benefits

Equity Plans

We issue our share-based compensation awards, which at November 30, 2021 included time-based share awards (restricted stock awards and restricted stock units), performance-based share awards and market-based share awards (collectively “equity awards”), under the Carnival Corporation and Carnival plc stock plans. Equity awards are principally granted to management level employees and members of our Boards of Directors. The plans are administered by the Compensation Committee which is made up of independent directors who determine which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. We had an aggregate of 17.6 million shares available for future grant at November 30, 2021. We fulfill our equity award obligations using shares purchased in the open market or with unissued or treasury shares. Our equity awards generally vest over a three-year period, subject to earlier vesting under certain conditions.

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at November 30, 2018	2,280,517	$61.57
Granted	1,357,177	$52.17
Vested	(960,693)	$53.49
Forfeited	(185,625)	$56.13
Outstanding at November 30, 2019	2,491,376	$59.97
Granted	9,971,331	$20.72
Vested	(1,641,570)	$30.68
Forfeited	(480,361)	$50.96
Outstanding at November 30, 2020	10,340,776	$26.61
Granted	4,453,572	$20.65
Vested	(6,618,083)	$21.31
Forfeited	(729,073)	$35.81
Outstanding at November 30, 2021	7,447,192	$26.85

As of November 30, 2021, there was $80 million of total unrecognized compensation cost related to equity awards, which is expected to be recognized over a weighted-average period of 1.3 years.

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

	UK Plan (a)		All Other Plans
(in millions)	2021	2020	2021	2020
Change in projected benefit obligation:
Projected benefit obligation as of December 1	$303	$299	$280	$259
Past service cost	—	—	10	20
Interest cost	4	5	4	6
Benefits paid	(10)	(16)	(5)	(14)
Actuarial (gain) loss on plans’ liabilities	(7)	14	(8)	13
Plan curtailments, settlements and other	7	—	(19)	(4)
Projected benefit obligation as of November 30	298	303	263	280

Change in plan assets:
Fair value of plan assets as of December 1	325	312	17	18
Return on plans’ assets	31	23	—	1
Employer contributions	1	6	17	14
Benefits paid	(10)	(16)	(5)	(14)
Plan settlements	—	—	(17)	(2)
Administrative expenses	8	(1)	—	—
Fair value of plan assets as of November 30	355	325	12	17
Funded status as of November 30	$56	$22	$(250)	$(263)

(a) The P&O Princess Cruises (UK) Pension Scheme (“UK Plan”)

The amounts recognized in the Consolidated Balance Sheets for these plans were as follows:

	UK Plan		All Other Plans
	November 30,		November 30,
(in millions)	2021	2020	2021	2020
Other assets	$56	$22	$—	$—
Accrued liabilities and other	$—	$—	$23	$32
Other long-term liabilities	$—	$—	$227	$231

The accumulated benefit obligation for all defined benefit pension plans was $553 million and $584 million at November 30, 2021 and 2020, respectively.

Amounts for pension plans with accumulated benefit obligations in excess of fair value of plan assets are as follows:

	November 30,
(in millions)	2021	2020
Projected benefit obligation	$263	$280
Accumulated benefit obligation	$254	$272
Fair value of plan assets	$12	$17

The net benefit cost recognized in the Consolidated Statements of Income (Loss) were as follows:

	UK Plan			All Other Plans
	November 30,			November 30,
(in millions)	2021	2020	2019	2021	2020	2019
Service cost	$—	$—	$—	$10	$20	$17
Interest cost	4	5	7	4	6	8
Expected return on plan assets	(6)	(8)	(11)	—	(1)	(1)
Amortization of net loss (gain)	—	—	—	4	4	3
Settlement loss recognized	—	—	—	5	1	—
Net periodic benefit cost	$(1)	$(3)	$(3)	$22	$32	$28

The components of net periodic benefit cost other than the service cost component are included in other income (expense), net in the Consolidated Statements of Income (Loss).

Weighted average assumptions used to determine the projected benefit obligation are as follows:

	UK Plan		All Other Plans
	2021	2020	2021	2020
Discount rate	1.6%	1.6%	2.6%	2.2%
Rate of compensation increase	2.7%	2.3%	3.0%	2.8%

Weighted average assumptions used to determine net pension income are as follows:

	UK Plan			All Other Plans
	2021	2020	2019	2021	2020	2019
Discount rate	1.6%	1.9%	3.0%	2.3%	2.9%	3.5%
Expected return on assets	1.9%	3.0%	4.2%	2.3%	3.0%	3.0%
Rate of compensation increase	2.3%	2.9%	3.4%	3.0%	2.7%	3.0%

The discount rate used to determine the UK Plan’s projected benefit obligation was determined as the single equivalent rate based on applying a yield curve determined from AA credit rated bonds at the balance sheet date to the cash flows making up the pension plan’s obligations. The discount rate used to determine the UK Plan’s future net periodic benefit cost was determined as the equivalent rate based on applying each individual spot rate from a yield curve determined from AA credit rated bonds at the balance sheet date for each year’s cash flow. The UK Plan’s expected long-term return on plan assets is consistent with the long-term investment return target provided to the UK Plan’s fiduciary manager (U.K. government fixed interest bonds (gilts) plus 1.0%) and was 1.8% per annum as of November 30, 2021.

Amounts recognized in AOCI are as follows:

	UK Plan		All Other Plans
	November 30,		November 30,
	2021	2020	2021	2020
Actuarial losses (gains) recognized in the current year	$—	$1	$(7)	$13
Amortization and settlements included in net periodic benefit cost	$—	$—	$(12)	$(8)

We anticipate making contributions of $25 million to the plans during 2022. Estimated future benefit payments to be made during each of the next five fiscal years and in the aggregate during the succeeding five fiscal years are as follows:

(in millions)	UK Plan	All Other Plans
2022	$7	$24
2023	7	22

2024	7	24
2025	7	27
2026	8	26
2027-2031	41	146
	$77	$269

Our investment strategy for our pension plan assets is to maintain a diversified portfolio of asset classes to produce a sufficient level of diversification and investment return over the long term. The investment policy for each plan specifies the type of investment vehicles appropriate for the plan, asset allocation guidelines, criteria for selection of investment managers and procedures to monitor overall investment performance, as well as investment manager performance. As of November 30, 2021 and 2020, respectively, the All Other Plans were substantially all unfunded.

The fair values of the plan assets of the UK Plan by investment class are as follows:

	November 30,
	2021	2020
Equities	$62	$55
U.K. government fixed interest bonds (gilts)	283	270

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

We expense our portion of the MNOPF New Section deficit as amounts are invoiced by, and become due and payable to, the trustees. We accrue and expense our portion of the MNRPF deficit based on our estimated probable obligation from the most recent actuarial review. Total expense for the multiemployer plans was $28 million in 2021, $2 million in 2020 and $6 million in 2019.

Based on the most recent valuation at March 31, 2018 of the MNOPF New Section, it was determined that this plan was 98% funded. In 2021, 2020 and 2019, our contributions to the MNOPF New Section did not exceed 5% of total contributions to the fund. Based on the most recent valuation at March 31, 2020 of the MNRPF, it was determined that this plan was 93% funded. In 2021, 2020 and 2019, our contributions to the MNRPF did not exceed 5% of total contributions to the fund. It is possible that we will be required to fund and expense additional amounts for the multiemployer plans in the future; however, such amounts are not expected to be material to our consolidated financial statements.

Defined Contribution Plans

We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense for these plans was $35 million in 2021, $24 million in 2020 and $41 million in 2019.

NOTE 14 – Earnings Per Share

	Years Ended November 30,
(in millions, except per share data)	2021	2020	2019
Net income (loss) for basic and diluted earnings per share	$(9,501)	$(10,236)	$2,990
Weighted-average shares outstanding	1,123	775	690
Dilutive effect of equity plans	—	—	2
Diluted weighted-average shares outstanding	1,123	775	692
Basic earnings per share	$(8.46)	$(13.20)	$4.34
Diluted earnings per share	$(8.46)	$(13.20)	$4.32

Antidilutive shares excluded from diluted earnings per share computations were as follows:

	November 30,
(in millions)	2021	2020
Equity awards	3	1
Convertible Notes	53	103
Total antidilutive securities	56	104

There were no antidilutive shares excluded from our 2019 diluted earnings per share computations.

NOTE 15 – Supplemental Cash Flow Information

	November 30,
(in millions)	2021	2020
Cash and cash equivalents (Consolidated Balance Sheets)	$8,939	$9,513
Restricted cash included in prepaid expenses and other and other assets	38	179
Total cash, cash equivalents and restricted cash (Consolidated Statements of Cash Flows)	$8,976	$9,692

Cash paid for interest, net of capitalized interest, was $1.3 billion in 2021, $610 million in 2020 and $171 million in 2019. In addition, cash paid for income taxes, net was not material in 2021 and 2020 and $46 million in 2019.

In connection with the repurchase of the Convertible Notes as part of registered direct offerings of Carnival Corporation common stock used to repurchase a portion of the Convertible Notes in August and November 2020, as an administrative convenience, we permitted the purchasers of 151.2 million of Carnival Corporation common stock to offset the purchase price payable to us against our obligation to pay the purchase price for $1.3 billion aggregate principal amount of the Convertible Notes held by them, which is reflected as a non-cash transaction for the year ended November 30, 2020.

For the years ended November 30, 2021 and 2019, we did not have borrowings or repayments of commercial paper with original maturities greater than three months. For the year ended November 30, 2020, we had borrowings of $525 million and repayments of $526 million of commercial paper with original maturities greater than three months.

Report of Independent Registered Public Accounting Firm

To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the “Company”) as of November 30, 2021 and 2020, and the related consolidated statements of income (loss), of comprehensive income (loss), of shareholders’ equity and of cash flows for each of the three years in the period ended November 30, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of November 30, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 11 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2020.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, the ongoing effects of COVID-19 have had, and will continue to have, a material negative impact on the Company’s financial results and liquidity. Management’s evaluation of these events and conditions and management’s plans to mitigate these matters are also described in Note 1.

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

Liquidity - Impact of COVID-19

As described in Note 1 to the consolidated financial statements, the extent of the effects of COVID-19 on the business are uncertain and will depend on future developments, including, but not limited to, the duration and continued severity of COVID-19 and the length of time it takes to return the Company to profitability. Management believes that the ongoing effects of COVID-19 have had, and will continue to have, a material negative impact on the Company’s financial results and liquidity. Management has taken actions to improve the Company’s liquidity, including completing various capital market transactions, capital expenditure and operating expense reductions, and accelerating the removal of certain ships from the Company’s fleet, with the addition of pursuing refinancing opportunities to reduce interest expense and extend maturities. The principal assumptions used in management’s estimate of future liquidity requirements consisted of (i) the expected continued gradual resumption of guest cruise operations, with the full fleet expected to be back in operation; (ii) the expected, sustained increase in revenue per passenger cruise day through a combination of both passenger ticket and onboard revenue; (iii) the expected gradual increase in occupancy levels during the resumption of guest cruise operations with the return to historical occupancy levels in 2023; (iv) the expected continued spend to maintain enhanced health and safety protocols and to support the resumption of guest cruise operations, including completing the return of crew members to its ships; and (v) maintaining collateral and reserves at reasonable levels. Based on these actions and assumptions regarding the impact of COVID-19, and considering the Company’s available liquidity including cash, short-term investments and borrowings available under the Company’s revolving facility at November 30, 2021, as well as management’s expected continued gradual return to service, management concluded there is sufficient liquidity to satisfy the Company’s obligations for at least the next twelve months from the issuance of the financial statements.

The principal considerations for our determination that performing procedures relating to the impact of COVID-19 on the Company’s liquidity is a critical audit matter are the significant judgment by management when developing the estimate of future liquidity requirements; this in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s estimate of future liquidity requirements, and assumptions related to (i) the expected continued gradual resumption of guest cruise operations; (ii) the expected, sustained increase in revenue per passenger cruise day through a combination of both passenger ticket and onboard revenue; (iii) the expected gradual increase in occupancy levels during the resumption of guest cruise operations; (iv) the expected continued spend to maintain enhanced health and safety protocols and to support the resumption of guest cruise operations, including completing the return of crew members to its ships; and (v) maintaining collateral and reserves at reasonable levels.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of future liquidity requirements. These procedures also included, among others, (i) testing management’s process for estimating future liquidity requirements for the twelve months after the date the financial statements are issued; (ii) testing the completeness and accuracy of underlying data used in the estimate; (iii) evaluating the reasonableness of the significant assumptions used by management related to the expected continued gradual resumption of guest cruise operations, the expected, sustained increase in revenue per passenger cruise day through a combination of both passenger ticket and onboard revenue, the expected gradual increase in occupancy levels during the resumption of guest cruise operations, the expected continued spend to maintain enhanced health and safety protocols and to support the resumption of guest cruise operations, including completing the return of crew members to its ships, and maintaining collateral and reserves at reasonable levels; and (iv) evaluating management’s estimate of future liquidity requirements and their disclosure in the consolidated financial statements regarding having sufficient liquidity to satisfy the Company’s obligations for at least the next twelve months from the issuance of the financial statements. Evaluating management’s assumptions related to the expected continued gradual resumption of guest cruise operations, the expected, sustained increase in revenue per passenger cruise day through a combination of both passenger ticket and onboard revenue, the expected gradual increase in occupancy levels during the resumption of guest cruise operations, the expected continued spend to maintain enhanced health and safety protocols and to support the resumption of guest cruise operations, including completing the return of crew members to its ships, and maintaining collateral and reserves at reasonable levels, involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Company; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers LLP
Hallandale Beach, Florida
January 27, 2022

We have served as the Company’s auditors since 2003. Prior to that, we served as Carnival Corporation’s auditors since at least 1986. We have not been able to determine the specific year we began serving as auditor of Carnival Corporation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Note Concerning Factors That May Affect Future Results

Some of the statements, estimates or projections contained in this document are “forward-looking statements” that involve risks, uncertainties and assumptions with respect to us, including some statements concerning future results, operations, outlooks, plans, goals, reputation, cash flows, liquidity and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts are statements that could be deemed forward-looking. These statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and the beliefs and assumptions of our management. We have tried, whenever possible, to identify these statements by using words like “will,” “may,” “could,” “should,” “would,” “believe,” “depends,” “expect,” “goal,” “aspiration,” “anticipate,” “forecast,” “project,” “future,” “intend,” “plan,” “estimate,” “target,” “indicate,” “outlook,” and similar expressions of future intent or the negative of such terms.

Forward-looking statements include those statements that relate to our outlook and financial position including, but not limited to, statements regarding:

•Pricing	•Goodwill, ship and trademark fair values
•Booking levels	•Liquidity and credit ratings
•Occupancy	•Adjusted earnings per share
•Interest, tax and fuel expenses	•Return to guest cruise operations
•Currency exchange rates	•Impact of the COVID-19 coronavirus global pandemic on our financial condition and results of operations
•Estimates of ship depreciable lives and residual values

Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied by our forward looking statements. This note contains important cautionary statements of the known factors that we consider could materially affect the accuracy of our forward-looking statements and adversely affect our business, results of operations and financial position. Additionally, many of these risks and uncertainties are currently amplified by and will continue to be amplified by, or in the future may be amplified by, COVID-19. It is not possible to predict or identify all such risks. There may be additional risks that we consider immaterial or which are unknown. These factors include, but are not limited to, the following:

•COVID-19 has had, and is expected to continue to have, a significant impact on our financial condition and operations. The current, and uncertain future, impact of COVID-19, including its effect on the ability or desire of people to travel (including on cruises), is expected to continue to impact our results, operations, outlooks, plans, goals, reputation, litigation, cash flows, liquidity, and stock price.
•World events impacting the ability or desire of people to travel have and may continue to lead to a decline in demand for cruises.
•Incidents concerning our ships, guests or the cruise vacation industry have in the past and may, in the future, impact the satisfaction of our guests and crew and lead to reputational damage.
•Changes in and non-compliance with laws and regulations under which we operate, such as those relating to health, environment, safety and security, data privacy and protection, anti-corruption, economic sanctions, trade protection and tax have in the past and may, in the future, lead to litigation, enforcement actions, fines, penalties and reputational damage.
•Factors associated with climate change, including evolving and increasing regulations, increasing global concern about climate change and the shift in climate conscious consumerism and stakeholder scrutiny, and increasing frequency and/or severity of adverse weather conditions could adversely affect our business.
•Inability to meet or achieve our sustainability related goals, aspirations, initiatives, and our public statements and disclosures regarding them, may expose us to risks that may adversely impact our business.
•Breaches in data security and lapses in data privacy as well as disruptions and other damages to our principal offices, information technology operations and system networks and failure to keep pace with developments in technology may adversely impact our business operations, the satisfaction of our guests and crew and may lead to reputational damage.
•The loss of key employees, our inability to recruit or retain qualified shoreside and shipboard employees and increased labor costs could have an adverse effect on our business and results of operations.
•Increases in fuel prices, changes in the types of fuel consumed and availability of fuel supply may adversely impact our scheduled itineraries and costs.
•We rely on supply chain vendors who are integral to the operations of our businesses. These vendors and service providers are also affected by COVID-19 and may be unable to deliver on their commitments which could impact our business.
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

Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant stock exchange rules, we expressly disclaim any obligation to disseminate, after the date of this document, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. Forward-looking and other statements in this document may also address our sustainability progress, plans, and goals (including climate change- and environmental-related matters). In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

2021 Executive Overview

During 2021, the Company focused on resuming operations as quickly as practical in a way that served the best interests of public health, while at the same time demonstrating prudent stewardship of capital. In addition, we believe that we have positioned the Company well on the path to profitability and established effective protocols for COVID-19. We achieved all of this while reinforcing our commitment to compliance, environmental protection and the health, safety and well-being of our guests, the people in the communities we touch and serve, and our shipboard and shoreside employees.

In 2021, we achieved key milestones related to our return to service including:
•Ending the year with 50 ships in guest cruise operations compared to one ship in 2020
•Returning over 65,000 crew members to our ships
•Carrying over 1.2 million guests indicating fundamental strength in demand for cruise vacations
•Delivering an exceptional guest experience with historically high net promoter scores

We ended the year with $9.4 billion of liquidity including cash, short-term investments and borrowings available under our revolving credit facility, and $3.5 billion of customer deposits, an increase of $1.3 billion from 2020. To date, through our debt management efforts, we refinanced over $9 billion, reducing our future annual interest by approximately $400 million per year and extending maturities, optimizing our debt maturity profile.

As of January 13, 2022, eight of our nine cruise brands, or 67% of capacity, had resumed guest cruise operations. We expect to have our full fleet back in operation for our summer season where we historically generate the largest share of our operating income.

The Company achieved important milestones during our return to service and broadened our commitment to Environmental, Social and Governance (“ESG”) goals with the introduction of our 2030 sustainability goals and 2050 aspirations. We also achieved many operational milestones:

•Reopened our eight owned and operated private destinations and port facilities which have been visited by over half of our guests since the restart:

•Princess Cay	•Amber Cove
•Half Moon Cay	•Cozumel
•Grand Turk	•Santa Cruz De Tenerife
•Mahogany Bay	•Barcelona

•Welcomed seven new more efficient ships across our brands:

•Carnival Cruise Line’s Mardi Gras, powered by LNG	•Holland America Line’s Rotterdam
•P&O UK’s Iona, powered by LNG	•Costa Firenze
•Costa Toscana, powered by LNG	•Enchanted Princess
•AIDAcosma, powered by LNG

Our decision to accelerate the exit of 19 ships as part of our fleet optimization strategy resulted in a more efficient fleet overall and lowered our planned capacity growth to approximately 2.5% compounded annually from 2019 through 2025, down from 4.5%

annually pre-COVID-19. We achieved a unit cost benefit from the removal of these less efficient ships from our fleet which will grow from the delivery of the larger and more efficient ships.

Upon returning to full operations, nearly 15% of our capacity will consist of these recently delivered, larger and more efficient ships which we believe will expedite our return to profitability and improve our return on invested capital. In addition, this roster of new ships is expected to drive additional enthusiasm around our restart plans.

As of January 13, 2022, we are operating the only six cruise ships in the world currently powered by LNG, which are 20% more carbon efficient. Upon returning to full cruise operations, our LNG efforts, our fleet optimization strategy and other innovative efforts to drive energy efficiency, are forecasted to deliver a 10% reduction in unit fuel consumption on an annualized basis compared to 2019, a significant achievement on our path to decarbonization.

Furthermore, the Company is focused on advancing its six critical sustainability focus areas – climate action; circular economy; good health and well-being; sustainable tourism; biodiversity and conservation; and diversity, equity and inclusion. Among these priorities, the Company is committed to continuing its reduction of carbon emissions and aspires to achieve net carbon-neutral ship operations by 2050, while minimizing the use of carbon offsets. While there is currently no clear path to zero carbon emissions in our industry, we are working to be part of the solution. To achieve the aspiration of net zero carbon emissions, the Company is partnering with key organizations to help identify and scale new technologies. We have and expect to continue to demonstrate leadership in executing carbon reduction strategies. The Company believes its scale will support its effort to lead the industry in climate action. The Company’s carbon emissions reduction efforts include improvements in energy efficiency, integrating alternative fuels and investing in new technologies such as batteries and fuel cells.

Throughout the pause and the gradual resumption of guest cruise operations, we have been proactively managing to resume guest cruise operations as an even stronger and more efficient operating company to maximize cash generation and to deliver strong returns on invested capital. Once we return to full guest operations, our cash flow will be the primary driver to our return to an investment grade credit rating over time, creating greater shareholder value.

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

The effects of COVID-19 have had a significant impact on our operations and liquidity. Significant events affecting travel, including COVID-19 and our gradual resumption of guest cruise operations, have had and continue to have an impact on booking patterns. The extent of the effects of COVID-19 on our business are uncertain and will depend on future developments, including, but not limited to, the duration and continued severity of COVID-19 and the length of time it takes to return the company to profitability. The ongoing effects of COVID-19 have had, and will continue to have, a material negative impact on our financial results and liquidity.

The estimation of our future liquidity requirements includes numerous assumptions that are subject to various risks and uncertainties. The principal assumptions used to estimate our future liquidity requirements consist of:

•Expected continued gradual resumption of guest cruise operations, with the full fleet expected to be back in operation for our summer season, where we historically generate the largest share of our operating income
•Expected sustained increase in revenue per passenger cruise day through a combination of both passenger ticket and onboard revenue as compared to 2019
•Expected gradual increase in occupancy levels during the resumption of guest cruise operations, with the return to historical occupancy levels in 2023
•Expected continued spend to maintain enhanced health and safety protocols and to support the resumption of guest cruise operations, including completing the return of crew members to our ships
•Maintaining collateral and reserves at reasonable levels

We cannot make assurances that our assumptions used to estimate liquidity requirements may not change because we have never previously experienced a complete cessation and subsequent gradual resumption of guest cruise operations, and as a consequence, our ability to be predictive is uncertain. In addition, the magnitude and duration of the global pandemic are uncertain. We have made reasonable estimates and judgments of the impact of COVID-19 within our consolidated financial statements and there may be changes to those estimates in future periods. We expect a net loss on both a U.S. GAAP and adjusted basis for the first half of 2022 and a profit for the second half of 2022. We have taken actions to improve our liquidity, including completing various capital market transactions, capital expenditure and operating expense reductions and accelerating the removal of certain ships from our fleet. In addition, we expect to continue to pursue refinancing opportunities to reduce interest expense and extend maturities.

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

If materially different conditions existed, or if we materially changed our assumptions of ship useful lives and residual values, our depreciation expense, loss on retirement of ship components and net book value of our ships would be materially different. Our 2021 ship depreciation expense would have increased by approximately $45 million assuming we had reduced our estimated 30-year ship useful life estimate by one year at the time we took delivery or acquired each of our ships. In addition, our 2021 ship depreciation expense would have increased by approximately $228 million assuming we had estimated our ships to have no residual value.

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

The estimation of a ship’s fair value includes numerous assumptions that are subject to various risks and uncertainties. The principal assumption used in our ship impairment reviews consist of the timing of the sale of ships and estimated proceeds.

We determined the fair value of these ships based on their estimated selling value. Refer to our consolidated financial statements for additional discussion of our property and equipment policy, ship impairment reviews and ship impairment charges recognized during 2021.

We believe that we have made reasonable estimates.

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

The estimation of our reporting unit fair value includes numerous assumptions that are subject to various risks and uncertainties. Our pause in guest cruise operations and the possibility of further extensions created some uncertainty in forecasting the operating results and future cash flows used in our impairment analyses. The principal assumptions used in our goodwill impairment reviews consist of:

•The timing and pace of our full return to guest cruise operations
•Weighted-average cost of capital of market participants, adjusted for the risk attributable to the geographic regions in which these cruise brands operate (“WACC”)

The estimated fair value of the reporting unit with remaining goodwill significantly exceeded its carrying value as of the date of its most recent quantitative test. Refer to our consolidated financial statements for additional discussion of our goodwill accounting policy and impairment reviews.

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

These goods and services are provided either directly by us or by independent concessionaires, from which we receive either a percentage of their revenues or a fee. Concession revenues do not have direct expenses because the costs and services incurred for concession revenues are borne by our concessionaires. In 2021, we earned 45% of our cruise revenues from onboard and other revenue goods and services. In 2019, our most recent full year of guest cruise operations, we earned 30% of our cruise revenues from onboard and other revenues.

We earn our tour and other revenues from our hotel and transportation operations and other revenues.

We incur cruise operating costs and expenses for the following:

•The costs of passenger cruise bookings, which include travel agent commissions, cost of air and other transportation, port fees, taxes, and charges that directly vary with guest head counts and credit and debit card fees

•Onboard and other cruise costs, which include the costs of beverage sales, costs of shore excursions, costs of retail sales, internet and communication costs, credit and debit card fees, other onboard costs, costs of cruise vacation protection programs and pre- and post-cruise land packages

•Payroll and related costs, which include the costs of officers and crew in bridge, engineering and hotel operations. Substantially all costs associated with our shoreside personnel are included in selling and administrative expenses

•Fuel costs, which include fuel delivery costs

•Food costs, which include both our guest and crew food costs

•Other ship operating expenses, which include port costs that do not vary with guest head counts; repairs and maintenance, including minor improvements and dry-dock expenses; hotel costs; entertainment; gains and losses on ship sales; ship impairments; freight and logistics; insurance premiums and all other ship operating expenses

We incur tour and other costs and expenses for our hotel and transportation operations and other expenses.

Statistical Information

	Years Ended November 30,
	2021	2020	2019
Passenger Cruise Days (“PCD”) (a)	8,179	26,478	93,397
Available Lower Berth Days (“ALBDs”) (in thousands) (b)	14,603	26,117	87,424
Occupancy percentage (c)	56.0%	101.0%	106.8%
Passengers carried (in thousands)	1,223	3,499	12,866

Fuel consumption in metric tons (in thousands)	1,336	1,915	3,312
Fuel cost per metric ton consumed	$515	$430	$472

Currencies (USD to 1)
AUD	$0.75	$0.68	$0.70
CAD	$0.80	$0.74	$0.75
EUR	$1.19	$1.13	$1.12
GBP	$1.38	$1.28	$1.27
RMB	$0.15	$0.14	$0.14

We paused our guest cruise operations in mid-March 2020 and were in a pause for a majority of 2020. In 2021, we began the gradual resumption of guest cruise operations which is continuing to have a material impact on all aspects of our business, including the above statistical information.

Notes to Statistical Information

(a)    PCD represents the number of cruise passengers on a voyage multiplied by the number of revenue-producing ship operating days for that voyage.

(b)    ALBD is a standard measure of passenger capacity for the period that we use to approximate rate and capacity variances, based on consistently applied formulas that we use to perform analyses to determine the main non-capacity driven factors that cause our cruise revenues and expenses to vary. ALBDs assume that each cabin we offer for sale accommodates two passengers and is computed by multiplying passenger capacity by revenue-producing ship operating days in the period.

(c)    Occupancy, in accordance with cruise industry practice, is calculated by using a numerator of PCDs and a denominator of ALBDs, which assumes two passengers per cabin even though some cabins can accommodate three or more passengers. Percentages in excess of 100% indicate that on average more than two passengers occupied some cabins.

2021 Compared to 2020

Results of Operations

Consolidated
	Years Ended November 30,			% increase (decrease)
(in millions)	2021	2020	Change
Revenues
Passenger ticket	$1,000	$3,684	$(2,684)	(73)%
Onboard and other	908	1,910	(1,003)	(52)%
	1,908	5,595	(3,687)	(66)%
Operating Costs and Expenses
Commissions, transportation and other	269	1,139	(870)	(76)%
Onboard and other	272	605	(334)	(55)%
Payroll and related	1,309	1,780	(471)	(26)%
Fuel	680	823	(142)	(17)%
Food	187	413	(226)	(55)%
Ship and other impairments	591	1,967	(1,376)	(70)%
Other operating	1,346	1,518	(172)	(11)%
	4,655	8,245	(3,590)	(44)%

Selling and administrative	1,885	1,878	6	—%
Depreciation and amortization	2,233	2,241	(8)	—%
Goodwill impairment	226	2,096	(1,870)	(89)%
	8,997	14,460	(5,462)	(38)%
Operating Income (Loss)	$(7,089)	$(8,865)	$1,776	(20)%

NAA
	Years Ended November 30,			% increase (decrease)
(in millions)	2021	2020	Change
Revenues
Passenger ticket	$555	$2,334	$(1,779)	(76)%
Onboard and other	553	1,293	(740)	(57)%
	1,108	3,627	(2,519)	(69)%

Operating Costs and Expenses	2,730	5,623	(2,893)	(51)%
Selling and administrative	953	1,066	(113)	(11)%
Depreciation and amortization	1,352	1,413	(60)	(4)%
Goodwill impairment	—	1,319	(1,319)	100%
	5,036	9,422	(4,386)	(47)%
Operating Income (Loss)	$(3,928)	$(5,794)	$1,867	(32)%

EA
	Years Ended November 30,			% increase (decrease)
(in millions)	2021	2020	Change
Revenues
Passenger ticket	$491	$1,388	$(897)	(65)%
Onboard and other	221	402	(181)	(45)%
	712	1,790	(1,078)	(60)%

Operating Costs and Expenses	1,807	2,548	(741)	(29)%
Selling and administrative	568	523	46	9%
Depreciation and amortization	728	672	56	8%
Goodwill impairment	226	777	(551)	(71)%
	3,329	4,519	(1,190)	(26)%
Operating Income (Loss)	$(2,617)	$(2,729)	$112	(4)%

We paused our guest cruise operations in March 2020 with minimal cruise related revenue recognized during the remainder of 2020. In addition, we incurred incremental COVID-19 related costs associated with repatriating guests and crew members, enhancing health protocols and sanitizing our ships, restructuring costs and defending lawsuits. As of November 30, 2021, eight of our nine brands had resumed guest cruise operations as part of our gradual return to service. The gradual resumption of guest cruise operations is continuing to have a material impact on all aspects of our business, including our liquidity, financial position and results of operations. The full extent of the impact will be determined by our gradual return to service and the length of time COVID-19 influences travel decisions.

As of November 30, 2021, 61% of our capacity was operating with guests on board, which is an increase from November 30, 2020 where we had one ship in service. Revenues for the year ended November 30, 2021 decreased $3.7 billion, or 66%, to $1.9 billion from $5.6 billion in 2020 as a result of the pause in guest cruise operations beginning March 2020 and the gradual resumption in guest cruise operations in 2021. Occupancy for 2021 was 56%, compared to 101% in 2020, due to the gradual resumption of guest cruise operations.

During 2021 we incurred, and we expect to continue incurring, incremental restart-related spend including the cost of returning ships to guest cruise operations and returning crew members to our ships as well as the incremental costs of maintaining enhanced health and safety protocols as we continue our gradual return to service. During 2020, while maintaining compliance, environmental protection and safety, we significantly reduced ship operating expenses, including cruise payroll and related expenses, food, fuel, insurance and port charges by transitioning ships into paused status, either at anchor or in port, and staffed at a safe manning level.

We recognized goodwill impairment charges of $0.2 billion and $2.1 billion for the years ended November 30, 2021 and 2020.

We recognized ship impairment charges of $0.6 billion and $1.8 billion as of November 30, 2021 and 2020.

We believe the increasing cost of fuel, LNG and other related costs, inclusive of costs related to any potential future carbon emission related regulations, are reasonably likely to impact our profitability in both the short and long-term.

In addition, the increasing global focus on climate change, including the reduction of carbon emissions and new and evolving regulatory requirements, is reasonably likely to impact our future costs, capital expenditures and revenues and/or the relationship between them. The full impact of the focus on climate change is not yet known.

Nonoperating Income (Expense)

Interest expense, net of capitalized interest, increased by $0.7 billion to $1.6 billion in 2021 from $0.9 billion in 2020. The increase was caused by our higher average debt balance in 2021 compared to 2020.

Loss on debt extinguishment increased by $212 million to $670 million in 2021 from $459 million in 2020. The increase was caused by the repurchase of $4.0 billion of the aggregate principal of the 2023 Senior Secured Notes.

Key Performance Non-GAAP Financial Indicators

The table below reconciles Adjusted net income (loss) and Adjusted EBITDA to Net Income (loss) and Adjusted earnings per share to Earnings per share for the periods presented:

	Years Ended November 30,
(dollars in millions, except per share data)	2021	2020	2019
Net income (loss)
U.S. GAAP net income (loss)	$(9,501)	$(10,236)	$2,990
(Gains) losses on ship sales and impairments	802	3,934	(6)
(Gains) losses on debt extinguishment, net	670	459	—
Restructuring expenses	13	47	10
Other	86	3	47
Adjusted net income (loss)	$(7,931)	$(5,793)	$3,041
Interest expense, net of capitalized interest	1,601	895	206
Interest income	(12)	(18)	(23)
Income tax expense, net	(21)	(17)	71
Depreciation and amortization	2,233	2,241	2,160
Adjusted EBITDA	$(4,129)	$(2,692)	$5,455

Weighted-average shares outstanding	1,123	775	692

Earnings per share
U.S. GAAP earnings per share	$(8.46)	$(13.20)	$4.32
(Gains) losses on ship sales and impairments	0.71	5.08	(0.01)
(Gains) losses on debt extinguishment, net	0.60	0.59	—
Restructuring expenses	0.01	0.06	0.01
Other	0.08	—	0.07
Adjusted earnings per share	$(7.06)	$(7.47)	$4.40

Explanations of Non-GAAP Financial Measures

We use adjusted net income (loss) and adjusted earnings per share as non-GAAP financial measures of our cruise segments’ and the company’s financial performance. These non-GAAP financial measures are provided along with U.S. GAAP net income (loss) and U.S. GAAP diluted earnings per share.

We believe that gains and losses on ship sales, impairment charges, gains and losses on debt extinguishments, restructuring costs and other gains and losses are not part of our core operating business and are not an indication of our future earnings performance. Therefore, we believe it is more meaningful for these items to be excluded from our net income (loss) and earnings per share and, accordingly, we present adjusted net income (loss) and adjusted earnings per share excluding these items.

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

We paused our guest operations in mid-March 2020. We resumed guest cruise operations in September 2020 as part of our gradual return to service.

During 2020, as a result of the pause in our guest cruise operations, we experienced meaningfully lower revenues compared to the prior year. This has resulted in an operating loss for the current period.

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

Liquidity, Financial Condition and Capital Resources

As of November 30, 2021, we had $9.4 billion of liquidity including cash, short-term investments and borrowings available under our revolving facility. Through our debt management efforts, we have refinanced over $9 billion to date, reducing our future annual interest expense by approximately $400 million per year and extending maturities, optimizing our debt maturity profile. During 2022, we will continue to be focused on pursuing refinancing opportunities to reduce interest rates and extend maturities. Since December 2020, we have completed the following:

•In December 2020, we borrowed $1.5 billion under export credit facilities due in semi-annual installments through 2033.
•In February 2021, we issued an aggregate principal amount of $3.5 billion senior unsecured notes that mature on March 1, 2027. The 2027 Senior Unsecured Notes bear interest at a rate of 5.75% per year.
•In February 2021, we completed a public offering of 40.5 million shares of Carnival Corporation’s common stock at a price per share of $25.10, resulting in net proceeds of $996 million.
•In June 2021, we entered into an amendment to reprice our $2.8 billion 2025 Secured Term Loan (the “2025 Secured Term Loan”). The amended U.S. dollar tranche bears interest at a rate per annum equal to LIBOR (with a 0.75% floor) plus 3%. The amended euro tranche bears interest at a rate per annum equal to EURIBOR (with a 0% floor) plus 3.75%.
•In July 2021, we issued $2.4 billion aggregate principal amount of 4% first-priority senior secured notes due in 2028 (the “2028 Senior Secured Notes”). We used the net proceeds from the issuance to purchase $2.0 billion aggregate principal amount of the 2023 Senior Secured Notes and to pay accrued interest on such notes and related fees and expenses. The 2028 Senior Secured Notes mature on August 1, 2028.
•In July 2021, we borrowed $544 million under an export credit facility due in semi-annual installments through 2033.
•We amended our export credit facilities to defer approximately $1.0 billion of principal payments that would otherwise have been due over a one year period commencing April 1, 2021 until March 31, 2022, with repayments to be made over the following five years.
•In October 2021, we borrowed an aggregate principal amount of $2.3 billion under a new term loan. We used the net proceeds from this borrowing to redeem $2.0 billion outstanding aggregate principal amount of the 2023 Senior Secured Notes and to pay accrued interest on such notes and related fees and expenses. Borrowings under the new term loan bear interest at a rate per annum equal to LIBOR (with a 0.75% floor) plus 3.25% and will mature on October 18, 2028.
•In November 2021, we issued an aggregate principal amount of $2.0 billion senior unsecured notes that mature on May 1, 2029 (the “2029 Senior Unsecured Notes”), intended to refinance various 2022 maturities. The 2029 Senior Unsecured Notes bear interest at a rate of 6% per year and are callable beginning November 1, 2024.
•We extended loan maturities totaling approximately $650 million originally due in 2022 and 2023, to various dates in 2023 through 2026.

We have entered into amendments aligning the financial covenants of all our export credit facilities with our other facilities. Refer to Note 5 - “Debt” of the consolidated financial statements and “Funding Sources” below for additional details.

Certain of our debt instruments contain provisions that may limit our ability to incur or guarantee additional indebtedness.

We had a working capital deficit of $0.3 billion as of November 30, 2021 compared to a working capital surplus of $1.9 billion as of November 30, 2020. The decrease in working capital was driven by an increase in customer deposits and a decrease in cash. Historically we have operated with a substantial working capital deficit. This deficit is mainly attributable to the fact that, under our business model, substantially all of our passenger ticket receipts are collected in advance of the applicable sailing date. These advance passenger receipts generally remain a current liability until the sailing date. The cash generated from these advance receipts is used interchangeably with cash on hand from other sources, such as our borrowings and other cash from operations. The cash received as advanced receipts can be used to fund operating expenses, pay down our debt, make long-term investments or any other use of cash. Included within our working capital are $3.1 billion and $1.9 billion of customer deposits as of November 30, 2021 and 2020, respectively. We have paid and expect to continue to pay cash refunds of customer deposits with respect to a portion of cancelled cruises. The amount of cash refunds to be paid may depend on the level of guest acceptance of FCCs and future cruise cancellations. We record a liability for FCCs only to the extent we have received cash from guests with bookings on cancelled sailings. We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash. In addition, we have a relatively low level of accounts receivable and limited investment in inventories. We expect that we will have greater working capital deficits in the future once we return to full guest cruise operations.

Sources and Uses of Cash

Operating Activities

Our business used $4.1 billion of net cash flows in operating activities during 2021, a decrease of $2.2 billion, compared to $6.3 billion used in 2020. This decrease was due to the reduction in cash outflows for refunds of customer deposits and credit card processor reserve funds provided. During 2020, our business used $6.3 billion of net cash from operations, a decrease of $11.8 billion, compared to $5.5 billion provided in 2019.

Investing Activities

During 2021, net cash used in investing activities was $3.5 billion. This was caused by:
•Capital expenditures of $3.0 billion for our ongoing new shipbuilding program
•Capital expenditures of $602 million for ship improvements and replacements, information technology and buildings and improvements
•Proceeds from sales of ships and other of $351 million
•Purchases of short-term investments of $2.9 billion
•Proceeds from maturity of short-term investments of $2.7 billion

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

Financing Activities

During 2021, net cash provided by financing activities of $6.9 billion was caused by the following:
•Issuances of $13.0 billion of long-term debt
•Repayments of $6.0 billion of long-term debt
•Premium payments of $545 million related to the extinguishment of debt
•Net proceeds of $1.0 billion from Carnival Corporation common stock
•Purchases of $188 million of Carnival plc ordinary shares and issuances of $206 million of Carnival Corporation common stock under our Stock Swap Program
•Payments of $319 million related to debt issuance costs

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
•Net proceeds of short-term borrowings of $605 million in connection with our availability of, and needs for, cash at various times throughout the period
•Repayments of $1.7 billion of long-term debt
•Issuances of $3.7 billion of long-term debt
•Payments of cash dividends of $1.4 billion

•Purchases of $603 million of Carnival Corporation common stock and Carnival plc ordinary shares in open market transactions under our Repurchase Program

Material Cash Requirements

	Payments Due by
(in millions)	2022	2023	2024		2025	2026	Total
Debt (a)	$3,251	$4,035	$5,922	(c)	$5,472	$5,293	$23,973
Newbuild capital expenditures (b)	4,355	2,576	1,641		987	—	9,560
Total	$7,606	$6,611	$7,564		$6,459	$5,293	$33,533

(a)    Includes principal as well as estimated interest payments and does not include the impact of any future possible refinancings. Excludes undrawn export credits.
(b)    As of November 30, 2021, we have committed undrawn export credit facilities of $5.6 billion which fund a portion of our Newbuild contractual commitments.
(c)    Includes borrowings under the Revolving Facility. As of November 30, 2021, borrowings under the Revolving Facility were $2.8 billion, which mature in 2024.

Funding Sources

As of November 30, 2021, we had $9.4 billion of liquidity including cash, short-term investments and borrowings available under our revolving facility. In addition, we had $5.6 billion of undrawn export credit facilities to fund ship deliveries planned through 2024. We plan to use future cash flows from operations to fund our cash requirements including capital expenditures not funded by our export credit facilities.

(in billions)	2022	2023	2024
Future export credit facilities at November 30, 2021	$3.2	$1.8	$0.6

Our export credit facilities contain various financial covenants as described in Note 5 - “Debt”. At November 30, 2021, we were in compliance with the applicable covenants under our debt agreements.

Stock Swap Program

We have a program that allows us to realize a net cash benefit when Carnival Corporation common stock is trading at a premium to the price of Carnival plc ordinary shares (the “Stock Swap Program”). Under the Stock Swap Program, we may elect to offer and sell shares of Carnival Corporation common stock at prevailing market prices in ordinary brokers’ transactions and repurchase an equivalent number of Carnival plc ordinary shares in the UK market.

Any sales of Carnival Corporation common stock and Carnival plc ordinary shares have been or will be registered under the Securities Act of 1933, as amended. During 2021, under the Stock Swap Program, we sold 8.9 million shares of Carnival Corporation’s common stock and repurchased the same amount of Carnival plc ordinary shares, resulting in net proceeds of $19 million which were used for general corporate purposes. During 2020 and 2019, there were no sales or repurchases under the Stock Swap Program.

Quantitative and Qualitative Disclosures About Market Risk

For a discussion of our hedging strategies and market risks, see the discussion below and the consolidated financial statements.

Fuel Price Risks

Substantially all our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We have installed Advanced Air Quality Systems on most of our ships, which has aided in the mitigation of the financial impact from the ECAs and global 0.5% sulfur requirements.

Foreign Currency Exchange Rate Risks

Operational Currency Risks

Our operations primarily utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. Our operations also have revenue and expenses denominated in non-functional currencies. Movements in foreign currency exchange rates will affect our financial statements.

Investment Currency Risks

The foreign currency exchange rates were as follows:

	November 30,
USD to 1:	2021	2020
AUD	$0.71	$0.74
CAD	$0.78	$0.77
EUR	$1.13	$1.20
GBP	$1.33	$1.33
RMB	$0.16	$0.15

If the November 30, 2020 currency exchange rates had been used to translate our November 30, 2021 non-U.S. dollar functional currency operations’ assets and liabilities (instead of the November 30, 2021 U.S. dollar exchange rates), our total assets would have been higher by $667 million and our total liabilities would have been higher by $359 million.

As of November 30, 2021, we had a cross currency swap totaling of $201 million which settles through 2028. This cross currency swap is designated as a hedge of our net investments in foreign operations, which has a euro-denominated functional currency, thus partially offsetting the foreign currency exchange rate risk. Based on a 10% change in the U.S. dollar to euro exchange rate as of November 30, 2021, we estimate that the fair value of this cross currency swap and offsetting change in U.S. dollar value of our net investments would change by $22 million.

Newbuild Currency Risks

At November 30, 2021, our remaining newbuild currency exchange rate risk primarily relates to euro-denominated newbuild contract payments, which represent a total unhedged commitment of $6.8 billion and relate to newbuilds scheduled to be delivered from 2021 through 2025 to non-euro functional currency brands. The functional currency cost of each of these ships will increase or decrease based on changes in the exchange rates until the unhedged payments are made under the shipbuilding contract. We may enter into additional foreign currency derivatives to mitigate some of this foreign currency exchange rate risk. Based on a 10% change in euro to U.S. dollar exchange rates as of November 30, 2021, the remaining unhedged cost of these ships would have a corresponding change of $675 million.

Interest Rate Risks

The composition of our debt, including the effect of cross currency swaps and interest rate swaps, was as follows:

November 30, 2021
Fixed rate	45%
EUR fixed rate	13%
Floating rate	26%
EUR floating rate	14%
GBP floating rate	1%

At November 30, 2021, we had interest rate swaps that have effectively changed $160 million of EURIBOR-based floating rate euro debt to fixed rate euro debt. Based on a 10% change in the November 30, 2021 market interest rates, our 2021 interest expense on floating rate debt, including the effect of our interest rate swaps, would have changed by an insignificant amount.

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

As of January 13, 2022, there were 2,962 holders of record of Carnival Corporation common stock and 29,720 holders of record of Carnival plc ordinary shares and 406 holders of record of Carnival plc ADSs. The past performance of our share prices cannot be relied on as a guide to their future performance.

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

5-Year Cumulative Total Returns

DOLLARS
$250
$200
$150
$100
$50
$0
2016
2017
2018
2019
2020
2021
Carnival Corporation Common Stock
Dow Jones Recreational Index
FTSE 100 Index
S&P 500 Index

	Assumes $100 Invested on November 30, 2016 Assumes Dividends Reinvested Years Ended November 30,
	2016	2017	2018	2019	2020	2021
Carnival Corporation Common Stock	$100	$130	$123	$96	$43	$38
Dow Jones Recreational Index	$100	$134	$133	$130	$83	$85
FTSE 100 Index	$100	$121	$114	$127	$112	$131
S&P 500 Index	$100	$123	$131	$152	$178	$228

Carnival plc

The following graph compares the Price Performance of $100 invested in Carnival plc ADSs, each representing one ordinary share of Carnival plc, with the Price Performance of $100 invested in each of the indexes noted below. The Price Performance is calculated in the same manner as previously discussed.

5-Year Cumulative Total Returns

DOLLARS
$250
$200
$150
$100
$50
$0
2016
2017
2018
2019
2020
2021
Carnival plc ADS
Dow Jones Recreational Index
FTSE 100 Index
S&P 500 Index

	Assumes $100 Invested on November 30, 2016 Assumes Dividends Reinvested Years Ended November 30,
	2016	2017	2018	2019	2020	2021
Carnival plc ADS	$100	$133	$123	$92	$39	$35
Dow Jones Recreational Index	$100	$134	$133	$130	$83	$85
FTSE 100 Index	$100	$121	$114	$127	$112	$131
S&P 500 Index	$100	$123	$131	$152	$178	$228