Form 10-K, Exhibit 13
period 2022-11-30
CARNIVAL CORP; CARNIVAL PLC
filed 2023-01-27
CIK 815097, 1125259

Exhibit 13
CARNIVAL CORPORATION & PLC
EXHIBIT 13 TO FORM 10-K
FOR THE YEAR ENDED NOVEMBER 30, 2022

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in millions, except per share data)

	Years Ended November 30,
	2022	2021	2020
Revenues
Passenger ticket	$7,022	$1,000	$3,684
Onboard and other	5,147	908	1,910
	12,168	1,908	5,595
Operating Costs and Expenses
Commissions, transportation and other	1,630	269	1,139
Onboard and other	1,528	272	605
Payroll and related	2,181	1,309	1,780
Fuel	2,157	680	823
Food	863	187	413
Ship and other impairments	440	591	1,967
Other operating	2,958	1,346	1,518
	11,757	4,655	8,245
Selling and administrative	2,515	1,885	1,878
Depreciation and amortization	2,275	2,233	2,241
Goodwill impairments	—	226	2,096
	16,547	8,997	14,460
Operating Income (Loss)	(4,379)	(7,089)	(8,865)
Nonoperating Income (Expense)
Interest income	74	12	18
Interest expense, net of capitalized interest	(1,609)	(1,601)	(895)
Gain (loss) on debt extinguishment, net	(1)	(670)	(459)
Other income (expense), net	(165)	(173)	(52)
	(1,701)	(2,433)	(1,388)
Income (Loss) Before Income Taxes	(6,080)	(9,522)	(10,253)
Income Tax Benefit (Expense), Net	(14)	21	17
Net Income (Loss)	$(6,093)	$(9,501)	$(10,236)
Earnings Per Share
Basic	$(5.16)	$(8.46)	$(13.20)
Diluted	$(5.16)	$(8.46)	$(13.20)
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Years Ended November 30,
	2022	2021	2020
Net Income (Loss)	$(6,093)	$(9,501)	$(10,236)
Items Included in Other Comprehensive Income (Loss)
Change in foreign currency translation adjustment	(503)	(118)	578
Other	22	53	51
Other Comprehensive Income (Loss)	(481)	(65)	630
Total Comprehensive Income (Loss)	$(6,574)	$(9,567)	$(9,606)
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED BALANCE SHEETS
(in millions, except par values)

	November 30,
	2022	2021
ASSETS
Current Assets
Cash and cash equivalents	$4,029	$8,939
Restricted cash	1,988	14
Short-term investments	—	200
Trade and other receivables, net	395	246
Inventories	428	356
Prepaid expenses and other	652	379
Total current assets	7,492	10,133
Property and Equipment, Net	38,687	38,107
Operating Lease Right-of-Use Assets	1,274	1,333
Goodwill	579	579
Other Intangibles	1,156	1,181
Other Assets	2,515	2,011
	$51,703	$53,344
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	$200	$2,790
Current portion of long-term debt	2,393	1,927
Current portion of operating lease liabilities	146	142
Accounts payable	1,050	797
Accrued liabilities and other	1,942	1,641
Customer deposits	4,874	3,112
Total current liabilities	10,605	10,408
Long-Term Debt	31,953	28,509
Long-Term Operating Lease Liabilities	1,189	1,239
Other Long-Term Liabilities	891	1,043
Commitments and Contingencies
Shareholders’ Equity
Carnival Corporation common stock, $0.01 par value; 1,960 shares authorized; 1,244 shares at 2022 and 1,116 shares at 2021 issued	12	11
Carnival plc ordinary shares, $1.66 par value; 217 shares at 2022 and 2021 issued	361	361
Additional paid-in capital	16,872	15,292
Retained earnings	269	6,448
Accumulated other comprehensive income (loss) (“AOCI”)	(1,982)	(1,501)
Treasury stock, 130 shares at 2022 and 2021 of Carnival Corporation and 72 shares at 2022 and 67 shares at 2021 of Carnival plc, at cost	(8,468)	(8,466)
Total shareholders’ equity	7,065	12,144
	$51,703	$53,344
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended November 30,
	2022	2021	2020
OPERATING ACTIVITIES
Net income (loss)	$(6,093)	$(9,501)	$(10,236)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	2,275	2,233	2,241
Impairments	470	834	4,063
(Gain) loss on debt extinguishment	1	668	459
(Income) loss from equity-method investments	38	129	20
Share-based compensation	101	121	105
Amortization of discounts and debt issue costs	171	172	119
Noncash lease expense	148	140	172
Other, net	57	137	(56)
	(2,832)	(5,067)	(3,114)
Changes in operating assets and liabilities
Receivables	(171)	(7)	125
Inventories	(95)	(63)	77
Prepaid expenses and other	(874)	(1,070)	(209)
Accounts payable	283	206	(165)
Accrued liabilities and other	341	601	(311)
Customer deposits	1,679	1,291	(2,703)
Net cash provided by (used in) operating activities	(1,670)	(4,109)	(6,301)
INVESTING ACTIVITIES
Purchases of property and equipment	(4,940)	(3,607)	(3,620)
Proceeds from sales of ships and other	70	351	334
Purchase of minority interest	(1)	(90)	(81)
Purchase of short-term investments	(315)	(2,873)	—
Proceeds from maturity of short-term investments	515	2,673	—
Other, net	(96)	3	127
Net cash provided by (used in) investing activities	(4,767)	(3,543)	(3,240)
FINANCING ACTIVITIES
Proceeds from (repayments of) short-term borrowings, net	(2,590)	(293)	2,852
Principal repayments of long-term debt	(2,075)	(5,956)	(1,621)
Premium paid on extinguishment of debt	(1)	(545)	—
Proceeds from issuance of long-term debt	7,209	13,042	15,020
Dividends paid	—	—	(689)
Purchases of common stock	—	—	(12)
Issuance of common stock, net	1,180	1,009	3,249
Issuance of common stock under the Stock Swap Program	95	206	—
Purchase of treasury stock under the Stock Swap Program	(87)	(188)	—
Debt issue costs and other, net	(154)	(327)	(150)
Net cash provided by (used in) financing activities	3,577	6,949	18,650
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(79)	(13)	53
Net increase (decrease) in cash, cash equivalents and restricted cash	(2,940)	(715)	9,161
Cash, cash equivalents and restricted cash at beginning of year	8,976	9,692	530
Cash, cash equivalents and restricted cash at end of year	$6,037	$8,976	$9,692
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in millions)

	Common stock	Ordinary shares	Additional paid-in capital	Retained earnings	AOCI	Treasury stock	Total shareholders’ equity
At November 30, 2019	$7	$358	$8,807	$26,653	$(2,066)	$(8,394)	$25,365
Net income (loss)	—	—	—	(10,236)	—	—	(10,236)
Other comprehensive income (loss)	—	—	—	—	630	—	630
Cash dividends declared	—	—	—	(342)	—	—	(342)
Issuances of common stock, net	2	—	3,247	—	—	—	3,249
Issuance and repurchase of Convertible Notes (net settled through a registered direct offering)	2	—	1,798	—	—	—	1,799
Purchases of treasury stock under the Repurchase Program and other	—	2	97	—	—	(10)	89
At November 30, 2020	11	361	13,948	16,075	(1,436)	(8,404)	20,555
Net income (loss)	—	—	—	(9,501)	—	—	(9,501)
Other comprehensive income (loss)	—	—	—	—	(65)	—	(65)
Issuance of common stock, net	—	—	1,009	—	—	—	1,009
Conversion of Convertible Notes	—	—	15	—	—	—	15
Purchases and issuances under the Stock Swap program	—	—	206	—	—	(188)	19
Issuance of treasury shares for vested share-based awards	—	—	—	(126)	—	126	—
Share-based compensation and other	—	—	113	—	—	—	113
At November 30, 2021	11	361	15,292	6,448	(1,501)	(8,466)	12,144
Net income (loss)	—	—	—	(6,093)	—	—	(6,093)
Other comprehensive income (loss)	—	—	—	—	(481)	—	(481)
Issuances of common stock, net	1	—	1,178	—	—	—	1,180
Issuance of Convertible Notes	—	—	229	—	—	—	229
Purchases and issuances under the Stock Swap program, net	—	—	95	—	—	(87)	8
Issuance of treasury shares for vested share-based awards	—	—	—	(85)	—	85	—
Share-based compensation and other	—	—	79	(1)	—	—	78
At November 30, 2022	$12	$361	$16,872	$269	$(1,982)	$(8,468)	$7,065
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – General

Description of Business

Carnival Corporation was incorporated in Panama in 1974 and Carnival plc was incorporated in England and Wales in 2000. Together with their consolidated subsidiaries, they are referred to collectively in these consolidated financial statements and elsewhere in this 2022 Annual Report as “Carnival Corporation & plc,” “our,” “us” and “we.” The consolidated financial statements include the accounts of Carnival Corporation and Carnival plc and their respective subsidiaries.

We are the largest global cruise company and among the largest leisure travel companies with a portfolio of world-class cruise lines. With operations in North America, Australia, Europe and Asia, our portfolio features – AIDA Cruises, Carnival Cruise Line, Costa Cruises, Cunard, Holland America Line, Princess Cruises, P&O Cruises (Australia), P&O Cruises (UK) and Seabourn.

DLC Arrangement

Carnival Corporation and Carnival plc operate a dual listed company (“DLC”) arrangement, whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and provisions in Carnival Corporation’s Articles of Incorporation and By-Laws and Carnival plc’s Articles of Association. The two companies operate as a single economic enterprise with a single senior management team and identical Boards of Directors, but each has retained its separate legal identity. Each company’s shares are publicly traded on the New York Stock Exchange (“NYSE”) for Carnival Corporation and the London Stock Exchange for Carnival plc. The Carnival plc American Depositary Shares are traded on the NYSE.

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

Liquidity and Management’s Plans

In the face of the global impact of COVID-19, we paused our guest cruise operations in March 2020 and began resuming guest cruise operations in 2021.

Based on the evolving nature of COVID-19 and our ongoing collaboration with local and national public health authorities, we have responsibly relaxed our related protocols, including greatly reducing or eliminating testing requirements and vaccination protocols to more closely align with the broader travel industry and strengthening our competitiveness.

As part of our liquidity management, we rely on estimates of our future liquidity, which includes numerous assumptions that are subject to various risks and uncertainties. The principal assumptions used to estimate our future liquidity consist of:

•Our continued cruise operations and expected timing of cash collections for cruise bookings

•Expected increases in revenue in 2023 on a per passenger basis compared to 2019, particularly with the responsible relaxation of COVID-19 related protocols aligning towards land-based vacation alternatives and strengthening our competitiveness
•Expected improvement in occupancy on a year-over-year basis returning to historical levels in the summer of 2023
•Stabilization of fuel prices around November 2022 year-end prices
•Continued stabilization of inflationary pressures on costs, moderated by a larger-more efficient fleet as compared to 2019

In addition, we make certain assumptions about new ship deliveries, improvements and removals, and consider the future export credit financings that are associated with the new ship deliveries.

We have a substantial debt balance as a result of the pause in guest cruise operations and require a significant amount of liquidity or cash provided by operating activities to service our debt. In addition, the continued effects of the pandemic, inflation, higher fuel prices, higher interest rates and fluctuations in foreign currency rates are collectively having a material negative impact on our financial results. The full extent of the collective impact of these items is uncertain and may be amplified by our substantial debt balance. We believe we have made reasonable estimates and judgments of the impact of these events within our consolidated financial statements and there may be changes to those estimates in future periods.

For almost three years, we have taken appropriate actions to manage our liquidity, including completing various capital market transactions, obtaining relevant financial covenant amendments or waivers (see Note 5 - “Debt”), accelerating the removal of certain ships from the fleet, and during the pause, reducing capital expenditures and operating expenses. As of November 30, 2022, 97% of our capacity has resumed guest cruise operations and is serving guests.

Based on these actions and our assumptions, and considering our $8.6 billion of liquidity including cash, restricted cash from the 2028 Senior Priority Notes which became unrestricted in December 2022 and borrowings available under our $1.7 billion, €1.0 billion and £0.2 billion multi-currency revolving credit facility (the “Revolving Facility”) at November 30, 2022, we believe that we have sufficient liquidity to fund our obligations and expect to remain in compliance with our financial covenants for at least the next twelve months from the issuance of these financial statements.

We will continue to pursue various opportunities to raise additional capital to fund obligations associated with future debt maturities and/or to extend the maturity dates associated with our existing indebtedness including our Revolving Facility and obtain relevant financial covenant amendments or waivers, if needed. Actions to raise capital may include issuances of debt, convertible debt or equity in private or public transactions or entering into new and extended credit facilities.

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

For 2021, we reclassified $14 million from prepaid expenses and other to restricted cash to conform to the current year presentation.

Preparation of Financial Statements

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported and disclosed in our consolidated financial statements. The full extent to which the effects of the pandemic, inflation, higher fuel prices, higher interest rates and fluctuations in foreign currency rates will directly or indirectly impact our business, operations, results of operations and financial condition, including our valuation of goodwill and trademarks, impairment of ships and collectability of trade and notes receivables, will depend on future developments that are uncertain. We have made reasonable estimates and judgments of such items within our financial statements and there may be changes to those estimates in future periods. Actual results may differ from the estimates used in preparing our consolidated financial statements. All material intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition which are stated at cost and present insignificant risk of changes in value.

Restricted Cash

Restricted cash is classified as short-term or long-term based on the expected timing of our ability to access or use the amounts. The long-term portion is included within other assets. Substantially all restricted cash as of November 30, 2022 relates to the net proceeds from the issuance of our 2028 Senior Priority Notes, which became unrestricted in December 2022.

Short-term Investments

Short-term investments include investments with maturities of three to 12 months which are stated at cost and present insignificant risk of changes in value.

Trade and Other Receivables

Although we generally require full payment from our customers prior to or concurrently with their cruise, we grant credit terms to a relatively small portion of our revenue source. We have receivables from credit card merchants and travel agents for cruise ticket purchases and onboard revenue. These receivables are included within trade and other receivables, net. We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash. These reserve funds are included in other assets.

Inventories

Inventories consist substantially of food, beverages, hotel supplies, fuel and retail merchandise, which are all carried at the lower of cost or net realizable value. Cost is determined using the weighted-average or first-in, first-out methods.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment charges. We capitalize interest as part of the cost of capital projects incurred during construction. Depreciation is computed using the straight-line method over our estimated useful lives of the assets to a residual value, as a percentage of original cost, as follows:

	Years	Residual Values
Ships	30	15%
Ship improvements	3-30	0%
Buildings and improvements	10-40	0%
Computer hardware and software	2-12	0%
Transportation equipment and other	3-20	0%
Leasehold improvements, including port facilities	Shorter of the remaining lease term or related asset life (3-30)	0%

The cost of ships under construction includes progress payments for the construction of new ships, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. Any liquidated damages received from shipyards are recorded as reductions to the cost basis of the ship.

We have a capital program for the improvement of our ships and for asset replacements to enhance the effectiveness and efficiency of our operations; to comply with, or exceed, all relevant legal and statutory requirements related to health, environment, safety, security and sustainability; and to gain strategic benefits or provide improved product innovations to our guests. We account for ship improvement costs, including replacements of certain significant components and parts, by capitalizing those costs we believe add value to our ships and have a useful life greater than one year and depreciating those improvements over their estimated remaining useful life. The costs of repairs and maintenance, including those incurred when a ship is taken out-of-service for scheduled maintenance, and minor improvement costs and expenses, are charged to expense as incurred.

In addition, specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written-off upon retirement, which may result in a loss on disposal that is also included in other operating expenses.

We have estimated our ships’ useful lives at 30 years and residual values at 15% of our original ship cost. Our ship useful life and residual value estimates take into consideration the estimated weighted-average useful lives of the ships' major component systems, such as hull, superstructure, main electric, engines and cabins. We also take into consideration the impact of technological changes, historical useful lives of similarly-built ships, long-term cruise and vacation market conditions and regulatory changes, including those related to the environment and climate change. We determine the residual value of our ships based on our long-term estimates of their resale value at the end of their useful life to us but before the end of their physical and economic lives to others, historical resale values of our and other cruise ships as well as our expectations of the long-term viability of the secondary cruise ship market. We review estimated useful lives and residual values for reasonableness whenever events or circumstances significantly change.

We evaluate ship asset impairments at the individual ship level which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We review our ships for impairment whenever events or circumstances indicate that the carrying value of a ship may not be recoverable. If estimated future cash flows are less than the carrying value of a ship, an impairment charge is recognized to the extent its carrying value exceeds its estimated fair value.

Leases

Substantially all of our leases for which we are the lessee are operating leases of port facilities and real estate and are included within operating lease right-of-use assets, long-term operating lease liabilities and current portion of operating lease liabilities in our Consolidated Balance Sheets.

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

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business acquisition. We review our goodwill for impairment as of July 31 every year, or more frequently if events or circumstances dictate. All of our goodwill has been allocated to our reporting units. The impairment review for goodwill allows us to first assess qualitative factors to determine whether it is necessary to perform the more detailed quantitative goodwill impairment test. We would perform the quantitative test if our qualitative assessment determined it is more-likely-than-not that a reporting unit’s estimated fair value is less than its carrying amount. We may also elect to bypass the qualitative assessment and proceed directly to the quantitative test for any reporting unit. When performing the quantitative test, if the estimated fair value of the reporting unit exceeds its carrying value, no further analysis is required. However, if the estimated fair value of the reporting unit is less than the carrying value, goodwill is written down based on the difference between the reporting unit’s carrying amount and its fair value, limited to the amount of goodwill allocated to the reporting unit. Judgment is required in estimating the fair value of our reporting unit.

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

Equity Method Investments

Equity method investments are initially recognized at cost and are included in other assets in the Consolidated Balance Sheets. Our proportionate interest in their results is included in other income (expense), net in the Consolidated Statements of Income.

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

Derivatives and Other Financial Instruments

We have in the past and may in the future utilize derivative and non-derivative financial instruments, such as foreign currency forwards, options and swaps, foreign currency debt obligations and foreign currency cash balances, to manage our exposure to fluctuations in certain foreign currency exchange rates. We use interest rate swaps primarily to manage our interest rate exposure to achieve a desired proportion of fixed and floating rate debt. Our policy is to not use financial instruments for trading or other speculative purposes.

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

We execute transactions in a number of different currencies. At the date that the transaction is recognized, each asset, liability, revenue, expense, gain or loss arising from the transaction is measured and recorded in the functional currency of the recording entity using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in a currency other than the functional currency are adjusted using the exchange rate at the balance sheet date, with gains or losses recorded in other income or other expense, unless such monetary balances have been designated as hedges of net investments in our foreign entities. The net gains or losses resulting from foreign currency transactions were not material in 2022, 2021 and

2020. In addition, the unrealized gains or losses on our long-term intercompany receivables and payables which are denominated in a non-functional currency and which are not expected to be repaid in the foreseeable future are recorded as foreign currency translation adjustments included as a component of AOCI.

Revenue and Expense Recognition

Guest cruise deposits and advance onboard purchases are initially included in customer deposits when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities, and all associated direct costs and expenses of a voyage are recognized as cruise costs and expenses, upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. The impact of recognizing these shorter duration cruise revenues and costs and expenses on a completed voyage basis versus on a pro rata basis is not material. Certain of our product offerings are bundled and we allocate the value of the bundled services and goods between passenger ticket revenues and onboard and other revenues based upon the estimated standalone selling prices of those goods and services. Guest cancellation fees, when applicable, are recognized in passenger ticket revenues at the time of cancellation.

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

Passenger ticket revenues include fees, taxes and charges collected by us from our guests. The fees, taxes and charges that vary with guest head counts and are directly imposed on a revenue-producing arrangement are expensed in commissions, transportation and other costs when the corresponding revenues are recognized. These fees, taxes and charges included in commissions, transportation and other costs were $438 million in 2022, $73 million in 2021 and $215 million in 2020. The remaining portion of fees, taxes and charges are expensed in other operating expenses when the corresponding revenues are recognized.

Revenues and expenses from our hotel and transportation operations, which are included in our Tour and Other segment, are recognized at the time the services are performed.

Customer Deposits

Our payment terms generally require an initial deposit to confirm a reservation, with the balance due prior to the voyage. Cash received from guests in advance of the cruise is recorded in customer deposits and in other long-term liabilities on our Consolidated Balance Sheets. These amounts include refundable deposits. In certain situations, we have provided flexibility to guests by allowing guests to rebook at a future date, receive future cruise credits (“FCCs”) or elect to receive refunds in cash. We have at times issued enhanced FCCs. Enhanced FCCs provide the guest with an additional credit value above the original cash deposit received, and the enhanced value is recognized as a discount applied to the future cruise in the period used. We record a liability for unexpired FCCs to the extent we have received and not refunded cash from guests for cancelled bookings. We had total customer deposits of $5.1 billion and $3.5 billion as of November 30, 2022 and 2021, which includes approximately $210 million of unredeemed FCCs as of November 30, 2022. Given the uncertainty of travel demand caused by COVID-19 and lack of comparable historical experience of FCC redemptions, we are unable to estimate the number of FCCs that will not be used in future periods. Refunds payable to guests who have elected cash refunds are recorded in accounts payable. During 2022 and 2021, we recognized revenues of $1.9 billion and $0.1 billion related to our customer deposits as of November 30, 2021 and 2020. Historically, our customer deposits balance changes due to the seasonal nature of cash collections, the recognition of revenue, refunds of customer deposits and foreign currency changes.

Contract Costs

We recognize incremental travel agent commissions and credit and debit card fees incurred as a result of obtaining the ticket contract as assets when paid prior to the start of a voyage. We record these amounts within prepaid expenses and other and subsequently recognize these amounts as commissions, transportation and other at the time of revenue recognition or at the time of voyage cancellation. We had incremental costs of obtaining contracts with customers recognized as assets of $218 million and $55 million as of November 30, 2022 and 2021.

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

Selling and Administrative Expenses

Selling expenses include a broad range of advertising, marketing and promotional expenses. Advertising is charged to expense as incurred, except for media production costs, which are expensed upon the first airing of the advertisement. Selling expenses totaled $744 million in 2022, $340 million in 2021 and $348 million in 2020. Administrative expenses represent the costs of our shoreside support, reservations and other administrative functions, and include salaries and related benefits, professional fees and building occupancy costs, which are typically expensed as incurred.

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

Accounting Pronouncements

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU No. 2020-04”), which provides temporary optional expedients and exceptions to accounting guidance on contract modifications and hedge accounting to ease entities’ financial reporting burdens as the market transitions from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. ASU 2020-04 is effective upon issuance. In December 2022, the FASB deferred the date for which this guidance can be applied from December 31, 2022 to December 31, 2024. The use of LIBOR was phased out at the end of 2021, although the phase-out of U.S. dollar LIBOR for existing agreements has been delayed until June 2023. We continue to monitor developments related to the LIBOR transition and identification of an alternative, market-accepted rate.

In December 2021, we amended our £350 million long-term debt agreement which referenced the British Pound sterling (“GBP”) LIBOR to the Sterling Overnight Index Average (“SONIA”) and applied the practical expedient. This amendment did not have a material impact on our consolidated financial statements. As of November 30, 2022, approximately $5.8 billion of our outstanding indebtedness bears interest at floating rates referenced to U.S. dollar LIBOR with maturity dates extending beyond June 30, 2023. We are currently evaluating our contracts referenced to U.S. dollar LIBOR and working with our creditors on updating credit agreements as necessary to include language regarding the successor or alternate rate to LIBOR. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements during the LIBOR transition period.

The FASB issued guidance, Debt - Debt with Conversion and Other Options and Derivative and Hedging - Contracts in Entity’s Own Equity, which simplifies the accounting for convertible instruments. This guidance eliminates certain models that require separate accounting for embedded conversion features, in certain cases. Additionally, among other changes, the guidance eliminates certain of the conditions for equity classification for contracts in an entity’s own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. We will adopt this guidance in the first quarter of 2023 using the modified retrospective approach. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In September 2022, the FASB issued ASU No. 2022-04, Liabilities-Supplier Finance Programs (Subtopic 405-50) - Disclosure of Supplier Finance Program Obligations. This ASU requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. This ASU is expected to improve financial reporting by requiring new disclosures about the programs, thereby allowing financial statement users to better consider the effect of the programs on an entity’s working capital, liquidity, and cash flows. This ASU is effective for fiscal years beginning after December 15, 2022, except for the amendment on roll forward information which is effective for fiscal years beginning after December 15, 2023. We are currently evaluating the impact of the new guidance on the disclosures to our consolidated financial statements.

NOTE 3 – Property and Equipment

	November 30,
(in millions)	2022	2021
Ships and ship improvements	$52,908	$50,501
Ships under construction	785	1,536
Other property and equipment	3,970	3,928
Total property and equipment	57,663	55,965
Less accumulated depreciation	(18,976)	(17,858)
	$38,687	$38,107

Capitalized interest amounted to $48 million in 2022, $83 million in 2021 and $66 million in 2020.

Sales of Ships

During 2022, we entered into an agreement to sell one EA segment ship and completed the sales of two NAA segment ships and one EA segment ship, all of which collectively represents a passenger-capacity reduction of 4,110 berths for our EA segment and 4,110 berths for our NAA segment. Additionally, in December 2022, we entered into an agreement to sell one EA segment ship, which represents a passenger-capacity reduction of 1,270 berths.

Refer to Note 10 - “Fair Value Measurements, Derivative Instruments and Hedging Activities and Financial Risks, Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis, Impairment of Ships” for additional discussion.

NOTE 4 – Equity Method Investments

We have a minority interest in Grand Bahama Shipyard Ltd. (“Grand Bahama”), a ship repair and maintenance facility. Grand Bahama provided services to us of $12 million in 2022, $11 million in 2021 and $38 million in 2020. As of November 30, 2022, our investment in Grand Bahama was $43 million, consisting of $10 million in equity and a loan of $33 million. As of November 30, 2021, our investment in Grand Bahama was $47 million, consisting of $14 million in equity and a loan of $33 million.

We have a minority interest in the White Pass & Yukon Route (“White Pass”) that includes port, railroad and retail operations in Skagway, Alaska. White Pass provided an immaterial amount of services to us in 2022, 2021 and 2020. As a result of the effects of the pause and subsequent resumption of our guest cruise operations on the 2022 and 2021 Alaska seasons, we evaluated whether our investment in White Pass was other than temporarily impaired and performed impairment assessments. As a result of our assessments, we recognized impairment charges for 2022 and 2021 of $30 million and $17 million in other income (expense), net. As of November 30, 2022, our investment in White Pass was $50 million, consisting of $18 million in equity and a loan of $32 million. As of November 30, 2021, our investment in White Pass was $76 million, consisting of $49 million in equity and a loan of $27 million.

We have a minority interest in CSSC Carnival Cruise Shipping Limited (“CSSC-Carnival”), a China-based cruise company which will operate its own fleet designed to serve the Chinese market. We provided an immaterial amount of services to CSSC-Carnival during both 2022 and 2021 and we paid CSSC-Carnival a total of $55 million for the lease of ships during 2021. As of November 30, 2022 and 2021, our investment in CSSC-Carnival was $70 million and $119 million. During 2020, we sold to CSSC-Carnival a controlling interest in an entity with full ownership of two EA segment ships and recognized a related gain of $107 million, included in other operating expenses in our Consolidated Statements of Income (Loss). During 2021, we sold to CSSC-Carnival our remaining $283 million investment in the minority interest of the same entity. During 2022 we did not make any capital contributions to CSSC-Carnival. During 2021 we made capital contributions to CSSC-Carnival in the amount of $90 million.

NOTE 5 – Debt

			November 30,
(in millions)	Maturity	Rate (a) (b)	2022	2021
Secured Debt
Notes
Notes	Feb 2026	10.5%	$775	$775
EUR Notes	Feb 2026	10.1%	439	481
Notes	Jun 2027	7.9%	192	192
Notes	Aug 2027	9.9%	900	900
Notes	Aug 2028	4.0%	2,406	2,406
Loans
EUR fixed rate	Nov 2022	5.5% - 6.2%	—	98
EUR floating rate	Nov 2022 - Jun 2025	EURIBOR + 3.8%	808	951
Floating rate	June 2025 - Oct 2028	LIBOR + 3.0 - 3.3%	4,101	4,137
Total Secured Debt			9,621	9,939
Unsecured Debt
Revolver
Facility	(c)	LIBOR + 0.7%	200	2,790
Notes
EUR Notes	Nov 2022	1.9%	—	622
Convertible Notes	Apr 2023	5.8%	96	522
Notes	Oct 2023	7.2%	125	125
Convertible Notes	Oct 2024	5.8%	426	—
Notes	Mar 2026	7.6%	1,450	1,450
EUR Notes	Mar 2026	7.6%	517	566
Notes	Mar 2027	5.8%	3,500	3,500
Convertible Notes	Dec 2027	5.8%	1,131	—
Notes	Jan 2028	6.7%	200	200
Senior Priority Notes	May 2028	10.4%	2,030	—
Notes	May 2029	6.0%	2,000	2,000
EUR Notes	Oct 2029	1.0%	620	679
Notes	Jun 2030	10.5%	1,000	—
Loans
Floating rate	Feb 2023 - Sep 2024	LIBOR + 3.8 - 4.5%	590	590
GBP floating rate	Feb 2025	SONIA + 0.9% (d)	419	467
EUR floating rate	Dec 2021 - Mar 2026	EURIBOR + 1.8 - 2.4%	827	1,375
Export Credit Facilities
Floating rate	Feb 2022 - Dec 2031	LIBOR + 0.8 - 1.5%	1,246	1,363
Fixed rate	Aug 2027 - Dec 2032	2.4 - 3.4%	3,143	3,488
EUR fixed rate	Feb 2031 - Jan 2034	1.1 - 1.6%	2,592	1,551
EUR floating rate	Feb 2022 - Nov 2034	EURIBOR + 0.2 - 1.6%	3,882	2,742
Total Unsecured Debt			25,994	24,031
Total Debt			35,615	33,970
Less: unamortized debt issuance costs and discounts			(1,069)	(744)
Total Debt, net of unamortized debt issuance costs and discounts			34,546	33,226

Less: short-term borrowings	(200)	(2,790)
Less: current portion of long-term debt	(2,393)	(1,927)
Long-Term Debt	$31,953	$28,509

(a)    The reference rates for substantially all of our LIBOR and EURIBOR based variable debt have 0.0% to 0.75% floors.
(b)    The above debt tables do not include the impact of our interest rate swaps and as of November 30, 2021, it also excludes the impact of our foreign currency swaps. As of November 30, 2022, we had no foreign currency swaps. The interest rates on some of our debt, including our Revolving Facility, fluctuate based on the applicable rating of senior unsecured long-term securities of Carnival Corporation or Carnival plc.
(c)    Amounts outstanding under our Revolving Facility were drawn in 2020 for an initial six-month term. We may continue to re-borrow or otherwise utilize available amounts under the Revolving Facility through August 2024, subject to satisfaction of the conditions in the facility. We had $2.6 billion available for borrowing under our Revolving Facility as of November 30, 2022. The Revolving Facility also includes an emissions linked margin adjustment whereby, after the initial applicable margin is set per the margin pricing grid, the margin may be adjusted based on performance in achieving certain agreed annual carbon emissions goals. We are required to pay a commitment fee on any unutilized portion.
(d)    As of November 30, 2022 the interest rate for the GBP unsecured loan was linked to SONIA and subject to a credit adjustment spread ranging from 0.03% to 0.28%. The referenced SONIA rate with the credit adjustment spread is subject to a 0% floor. As of November 30, 2021, this loan was referenced to GBP LIBOR.

Carnival Corporation and/or Carnival plc is the primary obligor of all our outstanding debt excluding $0.5 billion under a term loan facility of Costa Crociere S.p.A. (“Costa”), a subsidiary of Carnival plc, and $2.0 billion of 2028 Senior Priority Notes (as defined below), issued by Carnival Holdings (Bermuda) Limited (“Carnival Holdings”), a subsidiary of Carnival Corporation. All our outstanding debt is issued or guaranteed by substantially the same entities with the exception of up to $250 million of the Costa term loan facility, which is guaranteed by certain subsidiaries of Carnival plc and Costa that do not guarantee our other outstanding debt, and our 2028 Senior Priority Notes, which are issued by Carnival Holdings, which does not guarantee our other outstanding debt.

The scheduled maturities of our debt are as follows:

(in millions)
Year	Principal Payments
2023	$2,396
2024 (a)	2,645
2025	4,385
2026	4,507
2027	5,662
Thereafter	16,020
Total	$35,615

(a)     Includes borrowings of $0.2 billion under our Revolving Facility. Amounts outstanding under our Revolving Facility were drawn in 2020 for an initial six-month term. We may continue to re-borrow or otherwise utilize available amounts under the Revolving Facility through August 2024, subject to satisfaction of the conditions in the facility. We had $2.6 billion available for borrowing under our Revolving Facility as of November 30, 2022.

Short-Term Borrowings

As of November 30, 2022 and November 30, 2021, our short-term borrowings consisted of $0.2 billion and $2.8 billion under our Revolving Facility.

Secured Debt

Repricing of 2025 Secured Term Loan

In June 2021, we entered into an amendment to reprice our $2.8 billion 2025 Secured Term Loan (the “2025 Secured Term Loan”). The amended U.S. dollar tranche bears interest at a rate per annum equal to LIBOR (with a 0.75% floor) plus 3.0%. The amended euro tranche bears interest at a rate per annum equal to EURIBOR (with a 0% floor) plus 3.75%.

2028 Senior Secured Notes

In July 2021, we issued $2.4 billion aggregate principal amount of 4.0% first-priority senior secured notes due in 2028 (the “2028 Senior Secured Notes”). We used the net proceeds from the issuance to purchase $2.0 billion aggregate principal amount of the 2023 Senior Secured Notes and to pay accrued interest on such notes and related fees and expenses. The 2028 Senior Secured Notes mature on August 1, 2028.

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

Unsecured Debt

2028 Senior Priority Notes

In October 2022, Carnival Holdings issued an aggregate principal amount of $2.0 billion senior priority notes that mature on May 1, 2028 (the “2028 Senior Priority Notes”). The 2028 Senior Priority Notes bear interest at a rate of 10.4% per year and are callable beginning May 1, 2025. In connection with the offering of the 2028 Senior Priority Notes, Carnival Corporation, Carnival plc and their respective subsidiaries contributed 12 unencumbered vessels (the “Subject Vessels”) to Carnival Holdings, with each of the Subject Vessels continuing to be operated under one of Carnival Corporation’s, Carnival plc’s or one of their respective subsidiaries’ brands. As of November 30, 2022, the Subject Vessels had an aggregate net book value of approximately $8.3 billion. As of November 30, 2022, there was no change in the identity of the Subject Vessels. See “Collateral and Priority Pool” below.

2027 Senior Unsecured Notes

In February 2021, we issued an aggregate principal amount of $3.5 billion senior unsecured notes that mature on March 1, 2027 (the “2027 Senior Unsecured Notes”). The 2027 Senior Unsecured Notes bear interest at a rate of 5.8% per year.

2029 Senior Unsecured Notes

In November 2021, we issued an aggregate principal amount of $2.0 billion senior unsecured notes that mature on May 1, 2029 (the “2029 Senior Unsecured Notes”), intended to refinance various 2022 and other debt maturities. The 2029 Senior Unsecured Notes bear interest at a rate of 6.0% per year and are callable beginning November 1, 2024.

2030 Senior Unsecured Notes

In May 2022, we issued an aggregate principal amount of $1.0 billion senior unsecured notes that mature on June 1, 2030 (the “2030 Senior Unsecured Notes”). The 2030 Senior Unsecured Notes bear interest at a rate of 10.5% per year and are callable beginning June 1, 2025.

Export Credit Facility Borrowings

During the year ended November 30, 2022, we borrowed $3.1 billion under export credit facilities due in semi-annual installments through 2034. As of November 30, 2022, the net book value of the vessels subject to negative pledges was $14.2 billion.

Debt Holidays

In 2021, we amended substantially all of our export credit facilities to defer approximately $1.0 billion of principal payments that would otherwise have been due over a period commencing April 1, 2021 until May 31, 2022, with repayments to be made over the following five years. The cumulative deferred principal amount of the debt holiday amendments, inclusive of the amendments entered into in 2020, is approximately $1.2 billion as of November 30, 2022. In addition, these amendments aligned the financial covenants of all our export credit facilities with our other facilities.

Convertible Notes

In 2020, we issued $2.0 billion aggregate principal amount of 5.8% convertible senior notes due 2023 (the “2023 Convertible Notes”). The 2023 Convertible Notes mature on April 1, 2023, unless earlier repurchased or redeemed by us or earlier converted in accordance with their terms prior to the maturity date. Since April 2020, we repurchased, exchanged and converted a portion of the 2023 Convertible Notes which resulted in a decrease of the principal amount of the 2023 Convertible Notes to $0.1 billion.

In August 2022, we issued $339 million aggregate principal amount of 5.8% convertible senior notes due 2024 (the “2024 Convertible Notes”) pursuant to privately-negotiated non-cash exchange agreements with certain holders of the 2023 Convertible Notes, pursuant to which such holders agreed to exchange their 2023 Convertible Notes for an equal amount of 2024 Convertible Notes. In November 2022, we issued an additional $87 million aggregate principal amount of the 2024 Convertible Notes pursuant to privately-negotiated non-cash exchange agreements with certain holders of the 2023 Convertible Notes, pursuant to which such holders agreed to exchange their 2023 Convertible Notes for an equal amount of additional 2024 Convertible Notes. The 2024 Convertible Notes mature on October 1, 2024, unless earlier repurchased or redeemed by us or earlier converted in accordance with their terms prior to the maturity date.

In November 2022, we issued $1.1 billion aggregate principal amount of 5.8% convertible senior notes due 2027 (the “2027 Convertible Notes” and, together with the 2023 Convertible Notes and the 2024 Convertible Notes, the “Convertible Notes”). The 2027 Convertible Notes mature on December 1, 2027, unless earlier repurchased or redeemed by us or earlier converted in accordance with their terms prior to the maturity date.

The Convertible Notes are convertible by holders, subject to the conditions described within the respective indentures that govern the Convertible Notes, into cash, shares of Carnival Corporation common stock, or a combination thereof, at our election. The 2023 Convertible Notes and the 2024 Convertible Notes each have an initial conversion rate of 100 shares of Carnival Corporation common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of $10 per share of common stock. The 2027 Convertible Notes have an initial conversion rate of approximately 75 shares of Carnival Corporation common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $13.39 per share of common stock. The initial conversion price of the Convertible Notes is subject to certain anti-dilutive adjustments and may also increase if such Convertible Notes are converted in connection with a tax redemption or certain corporate events as described within the respective indentures that govern the Convertible Notes. The 2024 Convertible Notes were convertible from the date of issuance of the 2024 Convertible Notes until August 31, 2022, and thereafter may become convertible if certain conditions are met. As of November 30, 2022, there were no conditions satisfied which would allow the holders of the 2023 Convertible Notes, the 2024 Convertible Notes or the 2027 Convertible Notes to convert and therefore the Convertible Notes were not convertible as of such date. Refer to Note 15 - “Supplemental Cash Flow Information” for additional detail on transactions related to the Convertible Notes.

The 2023 Convertible Notes were redeemable, in whole but not in part, at any time on or prior to December 31, 2022 at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, if we or any guarantor would have to pay any additional amounts on the 2023 Convertible Notes due to a change in tax laws, regulations or rulings or a change in the official application, administration or interpretation thereof. We may redeem the 2024 Convertible Notes, in whole but not in part, at any time on or prior to June 30, 2024 at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, if we or any guarantor would have to pay any additional amounts on the 2024 Convertible Notes due to a change in tax laws, regulations or rulings or a change in the official application, administration or interpretation thereof. We may redeem the 2027 Convertible Notes, in whole but not in part, at any time on or prior to the 40th scheduled trading day immediately before the maturity date at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, if we or any guarantor would have to pay any additional amounts on the 2027 Convertible Notes due to a change in tax laws, regulations or rulings or a change in the official application, administration or interpretation thereof.

On or after December 5, 2025 and on or before the 40th scheduled trading day immediately before the maturity date, we may redeem for cash all or part of the 2027 Convertible Notes, at our option, if the last reported sale price of Carnival Corporation’s common stock exceeds 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which we provide notice of redemption, during the 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption. The redemption price will equal 100% of the principal amount of the 2027 Convertible Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

We account for the Convertible Notes as separate liability and equity components. We determine the carrying amount of the liability component as the present value of its cash flows. The carrying amount of the equity component representing the conversion option is calculated by deducting the carrying value of the liability component from the initial proceeds of the Convertible Notes.

The carrying amount of the equity component was $229 million on the date of issuance of the 2027 Convertible Notes and $286 million on the date of issuance of the 2023 Convertible Notes. The carrying amount of the equity component for the 2023 Convertible Notes was reduced to zero in conjunction with the partial repurchase in August 2020 because at the time of repurchase, the fair value of the equity component for the portion of the 2023 Convertible Notes that was repurchased, exceeded the total amount of the equity component recorded at the time the 2023 Convertible Notes were issued. The fair value of the conversion option remained unchanged after the exchange of the portion of the 2023 Convertible Notes for the 2024 Convertible Notes and, as a result, there was no adjustment to the carrying amount of the equity component.

The debt discount, which represents the excess of the principal amount of the Convertible Notes over the carrying amount of the liability component on the date of issuance of the Convertible Notes, is capitalized and amortized to interest expense under the effective interest rate method over the term of the respective Convertible Notes. Following the exchange of the portion of the 2023 Convertible Notes for the 2024 Convertible Notes, the remaining unamortized discount was allocated between the 2023 Convertible Notes and the 2024 Convertible Notes and is amortized to interest expense over each respective term using the effective interest rate method.

The net carrying value of the liability component of the Convertible Notes was as follows:

	November 30,
(in millions)	2022	2021
Principal	$1,653	$522
Less: Unamortized debt discount	(274)	(45)
	$1,380	$478

As of November 30, 2022, the if-converted value on available shares of 137 million for the Convertible Notes was below par.

Collateral and Priority Pool

As of November 30, 2022, the net book value of our ships and ship improvements, excluding ships under construction, is $36.2 billion. Our secured debt is secured on either a first or second-priority basis, depending on the instrument, by certain collateral, which includes vessels and certain assets related to those vessels and material intellectual property (combined net book value of approximately $23.6 billion, including $22.0 billion related to vessels and certain assets related to those vessels) as of November 30, 2022 and certain other assets.

In addition, as of December 9, 2022, $8.3 billion in net book value of our ships and ship improvements have been transferred to Carnival Holdings. These vessels are included in the Vessel Priority Pool of Subject Vessels for our 2028 Senior Priority Notes.

Covenant Compliance

As of November 30, 2022, our Revolving Facility, unsecured loans and export credit facilities contain certain covenants listed below.

•Maintain minimum interest coverage (adjusted EBITDA to consolidated net interest charges, as defined in the agreements) (the “Interest Coverage Covenant”) at the end of each fiscal quarter from August 31, 2023, at a ratio of not less than 2.0 to 1.0 for the August 31, 2023 testing date, 2.5 to 1.0 for the November 30, 2023 testing date, and 3.0 to 1.0 for the February 29, 2024 testing date onwards, or through their respective maturity dates.
•Maintain minimum issued capital and consolidated reserves (as defined in the agreements) of $5.0 billion
•Limit our debt to capital (as defined in the agreements) percentage from the November 30, 2021 testing date until the May 31, 2023 testing date, to a percentage not to exceed 75%, following which it will be tested at levels which decline ratably to 65% from the May 31, 2024 testing date onwards
•Maintain minimum liquidity of $1.5 billion through November 30, 2026

•Adhere to certain restrictive covenants through November 30, 2024
•Limit the amounts of our secured assets as well as secured and other indebtedness

During 2022, we entered into letter agreements to waive compliance with the Interest Coverage Covenant under our Revolving Facility and $11.8 billion of $12.1 billion of our unsecured loans and export credit facilities which contain this covenant through the February 29, 2024 testing date.

Subsequent to November 30, 2022 and as of January 12, 2023, we entered into further letter agreements to waive compliance with the Interest Coverage Covenant under the remaining $0.3 billion of our unsecured loans and export credit facilities which contain the covenant through the February 29, 2024 testing date and our Revolving Facility through the May 31, 2024 testing date. We will be required to comply beginning with the next testing date of May 31, 2024 or August 31, 2024, as applicable.

At November 30, 2022, we were in compliance with the applicable covenants under our debt agreements. Generally, if an event of default under any debt agreement occurs, then, pursuant to cross-default and/or cross-acceleration clauses therein, substantially all of our outstanding debt and derivative contract payables could become due, and our debt and derivative contracts could be terminated. Any financial covenant amendment may lead to increased costs, increased interest rates, additional restrictive covenants and other available lender protections that would be applicable.

Carnival Corporation or Carnival plc and certain of our subsidiaries have guaranteed substantially all of our indebtedness.

NOTE 6 – Commitments

As of November 30, 2022, we expect the timing of our new ship growth capital commitments to be as follows:

(in millions) Year
2023	$1,755
2024	2,400	(a)
2025	895	(a)
Thereafter	—
	$5,050

(a) As of November 30, 2022, includes a ship subject to financing. Subsequent to November 30, 2022, we obtained financing for the 2024 and 2025 ship deliveries, such that these commitments are no longer subject to financing.

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

As previously disclosed, on May 2, 2019, two lawsuits were filed against Carnival Corporation in the U.S. District Court for the Southern District of Florida under Title III of the Cuban Liberty and Democratic Solidarity Act, also known as the Helms-

Burton Act, alleging that Carnival Corporation “trafficked” in confiscated Cuban property when certain ships docked at certain ports in Cuba, and that this alleged “trafficking” entitles the plaintiffs to treble damages. In the matter filed by Havana Docks Corporation, the hearings on motions for summary judgment were concluded on January 18, 2022. On March 21, 2022, the court granted summary judgment in favor of Havana Docks Corporation as to liability. On August 31, 2022, the court determined that the trebling provision of the Helms-Burton statute applies to damages and interest and accordingly, we adjusted our estimated liability for this matter. The court held a status conference on September 22, 2022, at which time it was determined that a jury trial is no longer necessary. On December 30, 2022, the court entered judgment against Carnival in the amount of $110 million plus $4 million in fees and costs. We intend to appeal. In the matter filed by Javier Bengochea on December 20, 2021, the court issued an order inviting an amicus brief from the U.S. government on several issues involved in the appeal. The U.S. government filed its brief and the court ordered the parties to respond. On May 6, 2022 we filed our response brief. On November 23, 2022, the Eleventh Circuit entered an order affirming the dismissal of the case in our favor. We believe that any final liability which may arise as a result of these actions is unlikely to have a material impact on our consolidated financial statements.

As previously disclosed, on April 8, 2020, DeCurtis LLC (“DeCurtis”), a former vendor, filed an action against Carnival Corporation in the U.S. District Court for the Middle District of Florida seeking declaratory relief that DeCurtis is not infringing on several of Carnival Corporation’s patents in relation to its OCEAN Medallion systems and technology. The action also raises certain monopolization claims under The Sherman Antitrust Act of 1890, unfair competition and tortious interference, and seeks declaratory judgment that certain Carnival Corporation patents are unenforceable. DeCurtis seeks damages, including its fees and costs, and seeks declarations that it is not infringing and/or that Carnival Corporation’s patents are unenforceable. On April 10, 2020, Carnival Corporation filed an action against DeCurtis in the U.S. District Court for the Southern District of Florida for breach of contract, trade secrets violations and patent infringement. Carnival Corporation seeks damages, including its fees and costs, as well as an order permanently enjoining DeCurtis from engaging in such activities. These two cases have now been consolidated in the Southern District of Florida. On April 25, 2022, we moved for summary judgment on our breach of contract claims and on all of DeCurtis’s claims. DeCurtis also filed a motion for summary judgment on certain portions of our claims. Both motions for summary judgment were fully briefed. On July 28, 2022, the court adopted the Magistrate Judge’s report and recommendation granting our opening claim construction brief and denying DeCurtis’s motion for summary judgment regarding the invalidity of various patent claims. On November 11, 2022, the Magistrate Judge entered a Report and Recommendation which recommended that the Court enter an order denying our motion for summary judgment and granting in part and denying in part DeCurtis’s motion for summary judgment. Both parties have filed objections to the Report and Recommendation. The court has set the trial date for February 27, 2023. We believe the ultimate outcome will not have a material impact on our consolidated financial statements.

COVID-19 Actions

We have been named in a number of individual actions related to COVID-19. These actions include tort claims based on a variety of theories, including negligence and failure to warn. The plaintiffs in these actions allege a variety of injuries: some plaintiffs confined their claim to emotional distress, while others allege injuries arising from testing positive for COVID-19. A smaller number of actions include wrongful death claims. Substantially all of these individual actions have now been dismissed or settled for immaterial amounts.

As of November 30, 2022, 11 purported class actions have been brought by former guests in several U.S. federal courts, the Federal Court in Australia, and in Italy. These actions include tort claims based on a variety of theories, including negligence, gross negligence and failure to warn, physical injuries and severe emotional distress associated with being exposed to and/or contracting COVID-19 onboard. As of November 30, 2022, nine of these class actions have either been settled individually for immaterial amounts or had their class allegations dismissed by the courts and only the Australian and Italian matters remain.

All COVID-19 matters seek monetary damages and most seek additional punitive damages in unspecified amounts.

We continue to take actions to defend against the above claims.

Regulatory or Governmental Inquiries and Investigations

We have been, and may continue to be, impacted by breaches in data security and lapses in data privacy, which occur from time to time. These can vary in scope and intent from inadvertent events to malicious motivated attacks.

As previously disclosed, on June 24, 2022, we finalized a settlement with the New York Department of Financial Services (“NY DFS”) in connection with previously disclosed cybersecurity events, pursuant to which we have paid an amount that did not have a material impact on our consolidated financial statements. In addition, as previously disclosed, we finalized a settlement with the State Attorneys General from 46 states in connection with the same cybersecurity events, pursuant to which we have paid an amount that did not have a material impact on our consolidated financial statements. All previously disclosed cyber incidents have now been resolved.

We have incurred legal and other costs in connection with cyber incidents that have impacted us. The penalties and settlements paid in connection with cyber incidents over the last three years were not material. While these incidents did not have a material adverse effect on our business, results of operations, financial position or liquidity, no assurances can be given about the future and we may be subject to future litigation, attacks or incidents that could have such a material adverse effect.

On March 14, 2022, the U.S. Department of Justice and the U.S. Environmental Protection Agency notified us of potential civil penalties and injunctive relief for alleged Clean Water Act violations by owned and operated vessels covered by the 2013 Vessel General Permit. We are working with these agencies to reach a resolution of this matter. We believe the ultimate outcome will not have a material impact on our consolidated financial statements.

Other Contingent Obligations
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

We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash. Although the agreements vary, these requirements may generally be satisfied either through a withheld percentage of customer payments or providing cash funds directly to the credit card processor. As of November 30, 2022 and 2021, we had $1.7 billion and $1.1 billion in reserve funds related to our customer deposits provided to satisfy these requirements which are included within other assets. We continue to expect to provide reserve funds under these agreements. Additionally, as of November 30, 2022 and 2021, we had $30 million of cash collateral in escrow which is included within other assets.

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

Most of Costa’s and AIDA’s earnings that are not eligible for taxation under the Italian tonnage tax regime will be taxed at an effective tax rate of 4.8% in 2022 and 2021.

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

NOTE 9 – Shareholders’ Equity

Carnival Corporation’s Articles of Incorporation authorize its Boards of Directors, at its discretion, to issue up to 40 million shares of preferred stock. At November 30, 2022 and 2021, no Carnival Corporation preferred stock or Carnival plc preference shares had been issued.

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

During 2022 and 2021 under the Stock Swap Program, we sold 6.0 million and 8.9 million shares of Carnival Corporation common stock and repurchased the same amount of Carnival plc ordinary shares resulting in net proceeds of $8 million and $19 million, which were used for general corporate purposes. During 2020, there were no sales or repurchases under the Stock Swap Program.

(in millions, except per share data)	Total Number of Shares of Carnival plc Ordinary Shares Purchased (a)	Average Price Paid per Share of Carnival plc Ordinary Share	Maximum Number of Carnival plc Ordinary Shares That May Yet Be Purchased Under the Carnival Corporation Stock Swap Program
2022	6.0	$14.52	3.6
2021	8.9	$20.99	9.5

(a) No ordinary shares of Carnival plc were purchased outside of publicly announced plans or programs.

Public Equity Offerings

In April 2020, we completed a public offering of 71.9 million shares of Carnival Corporation common stock at a price per share of $8.00, resulting in net proceeds of $556 million.

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

In February 2021, we completed a public offering of 40.5 million shares of Carnival Corporation common stock at a price per share of $25.10, resulting in net proceeds of $996 million.

In August 2022, we completed a public offering of 117.5 million shares of Carnival Corporation common stock at a price per share of $9.95, resulting in net proceeds of $1.2 billion.

Other

Outside of the Stock Swap Program and the public equity offerings described above, in 2022 and 2021 we sold 1.6 million and 0.6 million shares of Carnival Corporation common stock at an average price per share of $19.27 and $21.32, resulting in net proceeds of $30 million and $13 million.

Accumulated Other Comprehensive Income (Loss)

	AOCI
	November 30,
(in millions)	2022	2021	2020
Cumulative foreign currency translation adjustments, net	$(2,004)	$(1,501)	$(1,382)
Unrecognized pension expenses	(31)	(45)	(95)
Net gains on cash flow derivative hedges and other	53	44	41
	$(1,982)	$(1,501)	$(1,436)

During 2022, 2021 and 2020, there were $1 million, $7 million and $3 million of unrecognized pension expenses that were reclassified out of accumulated other comprehensive loss and were included within payroll and related expenses and selling and administrative expenses.

Dividends

To enhance our liquidity, as well as comply with the dividend restrictions contained in our debt agreements, in 2020 we suspended the payment of dividends on Carnival Corporation common stock and Carnival plc ordinary shares. We declared quarterly cash dividends on all of our common stock and ordinary shares as follows:

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

Financial Instruments that are not Measured at Fair Value on a Recurring Basis

	November 30, 2022				November 30, 2021
	Carrying Value	Fair Value			Carrying Value	Fair Value
(in millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Liabilities
Fixed rate debt (a)	$23,542	$—	$18,620	$—	$19,555	$—	$19,013	$—
Floating rate debt (a)	12,074	—	10,036	—	14,415	—	13,451	—
Total	$35,615	$—	$28,656	$—	$33,970	$—	$32,463	$—

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

Financial Instruments that are Measured at Fair Value on a Recurring Basis

	November 30, 2022			November 30, 2021
(in millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$4,029	$—	$—	$8,939	$—	$—
Restricted cash	1,988	—	—	38	—	—
Short-term investments (a)	—	—	—	200	—	—
Derivative financial instruments	—	1	—	—	1	—
Total	$6,016	$1	$—	$9,177	$1	$—
Liabilities
Derivative financial instruments	$—	$—	$—	$—	$13	$—
Total	$—	$—	$—	$—	$13	$—

(a)Short-term investments consist of marketable securities with original maturities of between three and twelve months.

Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis

Valuation of Goodwill and Trademarks

As of July 31, 2022, we performed our annual goodwill and trademark impairment reviews and determined there was no impairment for goodwill and trademarks at our annual test date.

During 2021 and as a result of the continued resumption of guest cruise operations, ongoing impacts of COVID-19 and its effect on our expected future operating cash flows, including changes in estimates related to the timing of our full return to guest cruise operations and improved profitability, we performed interim discounted cash flow analyses for our EA segment reporting units and determined their estimated fair values no longer exceeded their carrying values. As a result, we recognized goodwill impairment charges of $226 million and accordingly have no remaining goodwill for those reporting units.

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

The determination of the fair value of our reporting units’ goodwill and trademarks includes numerous estimates and underlying assumptions that are subject to various risks and uncertainties. The effect of the pause and subsequent resumption of guest cruise operations has created additional uncertainty in forecasting the operating results and future cash flows used in our impairment analyses. We believe that we have made reasonable estimates and judgments.

The assumptions, all of which are considered Level 3 inputs, used in our 2021 cash flow analyses and which resulted in goodwill impairments for all but one reporting unit consisted of:

•The timing and pace of our full return to guest cruise operations
•Weighted-average cost of capital of market participants, adjusted for the risk attributable to the geographic regions in which these cruise brands operate (“WACC”)

The assumptions, all of which are considered Level 3 inputs, used in our 2020 cash flow analyses consisted of:

•The timing of our return to service, changes in market conditions and port or other restrictions
•Forecasted revenues net of our most significant variable costs, which are travel agent commissions, costs of air and other transportation, and certain other costs that are directly associated with onboard and other revenues including credit and debit card fees
•The allocation of new ships and the timing of the transfer or sale of ships amongst brands, as well as the estimated proceeds from ship sales
•WACC

The estimated fair value of the reporting unit with remaining goodwill and of our trademarks significantly exceeded their carrying value as of the date of the most recent impairment test. Refer to Note 2 - “Summary of Significant Accounting Policies, Preparation of Financial Statements” for additional discussion.

	Goodwill
(in millions)	NAA Segment	EA Segment	Total
At November 30, 2020	$579	$228	$807
Impairment charges	—	(226)	(226)
Exchange movements	—	(2)	(2)
At November 30, 2021	579	—	579
Impairment charges	—	—	—
At November 30, 2022	$579	$—	$579

	Trademarks
(in millions)	NAA Segment	EA Segment	Total
At November 30, 2020	$927	$253	$1,180
Exchange movements	—	(5)	(5)
At November 30, 2021	927	248	1,175
Exchange movements	—	(24)	(24)
At November 30, 2022	$927	$224	$1,151

Impairment of Ships

We review our long-lived assets for impairment whenever events or circumstances indicate potential impairment. As a result of the continued effects of COVID-19 on our business and certain Asia markets which remain closed to cruising (particularly China), and our updated expectations for our deployment, we determined that two ships had net carrying values that exceeded their respective estimated undiscounted future cash flows. We then estimated the fair value of these ships, based on their estimated selling values, and recognized ship impairment charges as summarized in the table below.

We performed undiscounted cash flow analyses on certain ships throughout 2021 and 2020 and determined that certain ships had net carrying values that exceeded their estimated undiscounted future cash flows and fair values, and, as a result, we recognized ship impairment charges during 2021 and 2020.

We believe we have made reasonable estimates and judgments as part of our assessments. A change in the principal judgments or estimates may result in a need to perform additional impairment reviews.

In 2022, the principal assumption used in determining the fair value of these ships were the estimated sales proceeds, which are considered a Level 3 input. In 2021, the principal assumptions used in determining the fair value of these ships were the timing of the sale of ships and estimated proceeds, which are considered Level 3 inputs.

In 2020, the principal assumptions used in determining the fair value of these ships consisted of:

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

The impairment charges summarized in the table below are included in ship and other impairments in our Consolidated Statements of Income (Loss).

	November 30,
(in millions)	2022	2021	2020
NAA Segment	$8	$273	$1,474
EA Segment	421	318	319
Total ship impairments	$428	$591	$1,794

Refer to Note 2 - “Summary of Significant Accounting Policies, Preparation of Financial Statements” for additional discussion.

Derivative Instruments and Hedging Activities

		November 30,
(in millions)	Balance Sheet Location	2022	2021
Derivative assets
Derivatives designated as hedging instruments
Cross currency swaps (a)	Prepaid expenses and other	$—	$1
Interest rate swaps (b)	Prepaid expenses and other	1	—
	Other assets	1	—
Total derivative assets		$1	$1
Derivative liabilities
Derivatives designated as hedging instruments
Cross currency swaps (a)	Other long-term liabilities	$—	$8
Interest rate swaps (b)	Accrued liabilities and other	—	3
	Other long-term liabilities	—	2
Total derivative liabilities		$—	$13

(a)At November 30, 2022, we had no cross-currency swaps. At November 30, 2021, we had a cross currency swap totaling $201 million that was designated as a hedge of our net investment in foreign operations with a euro-denominated functional currency.
(b)We have interest rate swaps designated as cash flow hedges whereby we receive floating interest rate payments in exchange for making fixed interest rate payments. These interest rate swap agreements effectively changed $89 million at November 30, 2022 and $160 million at November 30, 2021 of EURIBOR-based floating rate euro debt to fixed rate euro debt. At November 30, 2022, these interest rate swaps settle through 2025.

Our derivative contracts include rights of offset with our counterparties. We have elected to net certain of our derivative assets and liabilities within counterparties, when applicable.

	November 30, 2022
(in millions)	Gross Amounts	Gross Amounts Offset in the Balance Sheet	Total Net Amounts Presented in the Balance Sheet	Gross Amounts not Offset in the Balance Sheet	Net Amounts
Assets	$1	$—	$1	$—	$1
Liabilities	$—	$—	$—	$—	$—

	November 30, 2021
(in millions)	Gross Amounts	Gross Amounts Offset in the Balance Sheet	Total Net Amounts Presented in the Balance Sheet	Gross Amounts not Offset in the Balance Sheet	Net Amounts
Assets	$1	$—	$1	$—	$1
Liabilities	$13	$—	$13	$—	$13

The effect of our derivatives qualifying and designated as hedging instruments recognized in other comprehensive income (loss) and in net income (loss) was as follows:

	November 30,
(in millions)	2022	2021	2020
Gains (losses) recognized in AOCI:
Cross currency swaps – net investment hedges - included component	$72	$(1)	$131
Cross currency swaps – net investment hedges - excluded component	$(26)	$(6)	$(1)
Foreign currency zero cost collars – cash flow hedges	$—	$—	$1
Foreign currency forwards - cash flow hedges	$—	$—	$53
Interest rate swaps – cash flow hedges	$11	$5	$6
Gains (losses) reclassified from AOCI – cash flow hedges:
Interest rate swaps – Interest expense, net of capitalized interest	$(2)	$(5)	$(6)
Foreign currency zero cost collars - Depreciation and amortization	$2	$2	$1
Gains (losses) recognized on derivative instruments (amount excluded from effectiveness testing – net investment hedges)
Cross currency swaps – Interest expense, net of capitalized interest	$5	$—	$12

The amount of estimated cash flow hedges’ unrealized gains and losses that are expected to be reclassified to earnings in the next twelve months is not material.

Financial Risks

Fuel Price Risks

We manage our exposure to fuel price risk by managing our consumption of fuel. Substantially all of our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We manage fuel consumption through ship maintenance practices, modifying our itineraries and implementing innovative technologies.

Foreign Currency Exchange Rate Risks

Overall Strategy

We manage our exposure to fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative and non-derivative financial instruments. Our primary focus is to monitor our exposure to, and manage, the economic foreign currency exchange risks faced by our operations and realized if we exchange one currency for another. We consider hedging certain of our ship commitments and net investments in foreign operations. The financial impacts of our hedging instruments generally offset the changes in the underlying exposures being hedged.

Operational Currency Risks

Our operations primarily utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. Our operations also have revenue and expenses denominated in non-functional currencies. Movements in foreign currency exchange rates affect our financial statements.

Investment Currency Risks

We consider our investments in foreign operations to be denominated in stable currencies and of a long-term nature. We partially mitigate the currency exposure of our investments in foreign operations by designating a portion of our foreign currency debt and derivatives as hedges of these investments. As of November 30, 2022, we have designated $419 million of our sterling-denominated debt as non-derivative hedges of our net investments in foreign operations. In 2022, we recognized $48 million of gains on these non-derivative net investment hedges in the cumulative translation adjustment section of other comprehensive income (loss). We also have euro-denominated debt which provides an economic offset for our operations with euro functional currency.

Newbuild Currency Risks

Our shipbuilding contracts are typically denominated in euros. Our decision to hedge a non-functional currency ship commitment for our cruise brands is made on a case-by-case basis, considering the amount and duration of the exposure, market volatility, economic trends, our overall expected net cash flows by currency and other offsetting risks.

At November 30, 2022, our remaining newbuild currency exchange rate risk primarily relates to euro-denominated newbuild contract payments for non-euro functional currency brands, which represent a total unhedged commitment of $4.4 billion for newbuilds scheduled to be delivered through 2025.

The cost of shipbuilding orders that we may place in the future that are denominated in a different currency than our cruise brands’ will be affected by foreign currency exchange rate fluctuations. These foreign currency exchange rate fluctuations may affect our decision to order new cruise ships.

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
•Having guidelines regarding credit ratings and investment maturities that we follow to help safeguard liquidity and minimize risk
•Generally requiring collateral and/or guarantees to support notes receivable on significant asset sales, long-term ship charters and new ship progress payments to shipyards

At November 30, 2022, our exposures under derivative instruments were not material. We also monitor the creditworthiness of travel agencies and tour operators in Australia and Europe and credit and debit card providers to which we extend credit in the normal course of our business. Concentrations of credit risk associated with trade receivables and other receivables, charter-hire agreements and contingent obligations are not considered to be material, principally due to the large number of unrelated accounts, the nature of these contingent obligations and their short maturities. Normally, we have not required collateral or other security to support normal credit sales. Historically, we have not experienced significant credit losses, including counterparty nonperformance; however, because of the continued effects the pandemic is having on economies, we have experienced, and may continue to experience, an increase in credit losses.

Our credit exposure also includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in Australia and most of Europe where we are obligated to honor our guests’ cruise payments made by them to their travel agents and tour operators regardless of whether we have received these payments.

NOTE 11 – Leases

The components of expense were as follows:

	November 30,
(in millions)	2022	2021	2020
Operating lease expense	$192	$203	$203
Variable lease expense (a) (b)	$(39)	$(100)	$(61)

(a)Variable lease expense represents increases or reductions to costs associated with our multi-year preferential berthing agreements which vary based on the number of passengers. These costs are recorded within Commissions, transportation and other in our Consolidated Statements of Income (Loss). Variable and short-term lease costs related to operating leases, other than the port facilities, were not material to our consolidated financial statements.
(b)Several of our preferential berthing agreements have force majeure provisions which were in effect during the pause in guest cruise operations due to COVID-19.

The cash outflow for leases was materially consistent with the lease expense recognized during 2022.

During 2022, we obtained $111 million of right-of-use assets in exchange for new operating lease liabilities.

Weighted average of the remaining lease terms and weighted average discount rates are as follows:

	November 30, 2022	November 30, 2021
Weighted average remaining lease term - operating leases (in years)	13	12
Weighted average discount rate - operating leases	5.2%	3.8%

As of November 30, 2022, maturities of operating lease liabilities were as follows:

(in millions) Year
2023	$198
2024	199
2025	180
2026	167
2027	144
Thereafter	965
Total lease payments	1,853
Less: Present value discount	(518)
Present value of lease liabilities	$1,335

For time charter arrangements where we are the lessor and for transactions with cruise guests related to the use of cabins, we do not separate lease and non-lease components. As the non-lease components are the predominant components in the agreements, we account for these transactions under the Revenue Recognition guidance.

NOTE 12 – Segment Information

Our operating segments are reported on the same basis as the internally reported information that is provided to our chief operating decision maker (“CODM”), who is the President, Chief Executive Officer and Chief Climate Officer of Carnival Corporation and Carnival plc. The CODM assesses performance and makes decisions to allocate resources for Carnival

Corporation & plc based upon review of the results across all of our segments. Our four reportable segments are comprised of (1) NAA cruise operations, (2) EA cruise operations, (3) Cruise Support and (4) Tour and Other.

The operating segments within each of our NAA and EA reportable segments have been aggregated based on the similarity of their economic and other characteristics, including geographic guest sourcing. Our Cruise Support segment includes our portfolio of leading port destinations and other services, all of which are operated for the benefit of our cruise brands. Our Tour and Other segment represents the hotel and transportation operations of Holland America Princess Alaska Tours and other operations.

	As of and for the years ended November 30,
(in millions)	Revenues	Operating costs and expenses	Selling and administrative	Depreciation and amortization	Operating income (loss)		Capital expenditures	Total assets
2022
NAA	$8,281	$7,526	$1,517	$1,408	$(2,170)		$2,568	$27,413
EA	3,531	3,925	745	692	(1,830)		2,213	15,317
Cruise Support	171	120	225	140	(315)		155	8,461
Tour and Other	185	187	27	36	(64)		4	512
	$12,168	$11,757	$2,515	$2,275	$(4,379)		$4,940	$51,703
2021
NAA	$1,108	$2,730	$953	$1,352	$(3,928)		$2,397	$25,606
EA	712	1,807	568	728	(2,617)	(a)	515	16,088
Cruise Support	42	55	335	129	(477)		660	11,014
Tour and Other	46	63	27	23	(67)		35	637
	$1,908	$4,655	$1,885	$2,233	$(7,089)		$3,607	$53,344
2020
NAA	$3,627	$5,623	$1,066	$1,413	$(5,794)	(b)	$1,430	$25,257
EA	1,790	2,548	523	672	(2,729)	(c)	2,036	16,505
Cruise Support	68	(10)	262	128	(313)		144	11,135
Tour and Other	110	84	27	28	(29)		11	696
	$5,595	$8,245	$1,878	$2,241	$(8,865)		$3,620	$53,593

(a)    Includes $226 million of goodwill impairment charges.
(b)    Includes $1.3 billion of goodwill impairment charges.
(c)    Includes $777 million of goodwill impairment charges.

Revenue by geographic areas, which are based on where our guests are sourced, were as follows:

	Years Ended November 30,
(in millions)	2022	2021	2020
North America	$7,866	$1,066	$3,084
Europe	3,918	811	1,643
Australia and Asia	312	18	687
Other	72	14	180
	$12,168	$1,908	$5,595

Substantially all of our long-lived assets consist of our ships and move between geographic areas.

NOTE 13 – Compensation Plans and Post-Employment Benefits

Equity Plans

We issue our share-based compensation awards, which at November 30, 2022 included time-based share awards (restricted stock awards and restricted stock units), performance-based share awards and market-based share awards (collectively “equity awards”), under the Carnival Corporation and Carnival plc stock plans. Equity awards are principally granted to management level employees and members of our Boards of Directors. The plans are administered by the Compensation Committees which are made up of independent directors who determine which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. We had an aggregate of 16.7 million shares available for future grant at November 30, 2022. We fulfill our equity award obligations using shares purchased in the open market or with unissued or treasury shares. Our equity awards generally vest over a three-year period, subject to earlier vesting under certain conditions.

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at November 30, 2019	2,491,376	$59.97
Granted	9,971,331	$20.72
Vested	(1,641,570)	$30.68
Forfeited	(480,361)	$50.96
Outstanding at November 30, 2020	10,340,776	$26.61
Granted	4,453,572	$20.65
Vested	(6,618,083)	$21.31
Forfeited	(729,073)	$35.81
Outstanding at November 30, 2021	7,447,192	$26.85
Granted	3,117,638	$17.53
Vested	(3,503,118)	$24.36
Forfeited	(681,197)	$36.20
Outstanding at November 30, 2022	6,380,515	$22.67

As of November 30, 2022, there was $52 million of total unrecognized compensation cost related to equity awards, which is expected to be recognized over a weighted-average period of 1.5 years.

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

	UK Plan (a)		All Other Plans
(in millions)	2022	2021	2022	2021
Change in projected benefit obligation:
Projected benefit obligation as of December 1	$298	$303	$263	$280
Past service cost	—	—	18	10
Interest cost	5	4	5	4
Benefits paid	(12)	(10)	(15)	(5)
Actuarial (gain) loss on plans’ liabilities	(88)	(7)	(49)	(8)
Plan curtailments, settlements and other	(6)	7	1	(19)
Projected benefit obligation as of November 30	198	298	223	263

Change in plan assets:
Fair value of plan assets as of December 1	355	325	12	17
Return (loss) on plans’ assets	(116)	31	(1)	—
Employer contributions	2	1	12	17
Benefits paid	(12)	(10)	(12)	(5)
Plan settlements	(5)	—	(1)	(17)
Administrative expenses	(2)	8	—	—
Fair value of plan assets as of November 30	222	355	10	12
Funded status as of November 30	$24	$56	$(213)	$(250)

(a) The P&O Princess Cruises (UK) Pension Scheme (“UK Plan”)

The amounts recognized in the Consolidated Balance Sheets for these plans were as follows:

	UK Plan		All Other Plans
	November 30,		November 30,
(in millions)	2022	2021	2022	2021
Other assets	$24	$56	$—	$—
Accrued liabilities and other	$—	$—	$25	$23
Other long-term liabilities	$—	$—	$188	$227

The accumulated benefit obligation for all defined benefit pension plans was $386 million and $553 million at November 30, 2022 and 2021, respectively.

Amounts for pension plans with accumulated benefit obligations in excess of fair value of plan assets are as follows:

	November 30,
(in millions)	2022	2021
Projected benefit obligation	$223	$263
Accumulated benefit obligation	$218	$254
Fair value of plan assets	$10	$12

The net benefit cost recognized in the Consolidated Statements of Income (Loss) were as follows:

	UK Plan			All Other Plans
	November 30,			November 30,
(in millions)	2022	2021	2020	2022	2021	2020
Service cost	$—	$—	$—	$18	$10	$20
Interest cost	5	4	5	5	4	6
Expected return on plan assets	(6)	(6)	(8)	—	—	(1)
Amortization of prior service cost	—	—	—	—	—	—
Amortization of net loss (gain)	—	—	—	3	4	4
Settlement loss recognized	—	—	—	1	5	1
Net periodic benefit cost	$(1)	$(1)	$(3)	$26	$22	$32

The components of net periodic benefit cost other than the service cost component are included in other income (expense), net in the Consolidated Statements of Income (Loss).

Weighted average assumptions used to determine the projected benefit obligation are as follows:

	UK Plan		All Other Plans
	2022	2021	2022	2021
Discount rate	4.3%	1.6%	5.4%	2.6%
Rate of compensation increase	2.9%	2.7%	3.0%	3.0%

Weighted average assumptions used to determine net pension income are as follows:

	UK Plan			All Other Plans
	2022	2021	2020	2022	2021	2020
Discount rate	1.6%	1.6%	1.9%	3.2%	2.3%	2.9%
Expected return on assets	—%	1.9%	3.0%	2.3%	2.3%	3.0%
Rate of compensation increase	2.7%	2.3%	2.9%	3.0%	3.0%	2.7%

The discount rate used to determine the UK Plan’s projected benefit obligation was determined as the single equivalent rate based on applying a yield curve determined from AA credit rated bonds at the balance sheet date to the cash flows making up the pension plan’s obligations. The discount rate used to determine the UK Plan’s future net periodic benefit cost was determined as the equivalent rate based on applying each individual spot rate from a yield curve determined from AA credit rated bonds at the balance sheet date for each year’s cash flow. The UK Plan’s expected long-term return on plan assets is consistent with the long-term investment return target provided to the UK Plan’s fiduciary manager (U.K. government fixed interest bonds (gilts) plus 1.0% and was 4.3% per annum as of November 30, 2022.

Amounts recognized in AOCI are as follows:

	UK Plan		All Other Plans
	November 30,		November 30,
	2022	2021	2022	2021
Actuarial losses (gains) recognized in the current year	$35	$—	$(48)	$(7)
Amortization and settlements included in net periodic benefit cost	$—	$—	$(1)	$(12)

We anticipate making contributions of $26 million to the plans during 2023. Estimated future benefit payments to be made during each of the next five fiscal years and in the aggregate during the succeeding five fiscal years are as follows:

(in millions)	UK Plan	All Other Plans
2023	$6	$26
2024	6	25
2025	7	26
2026	7	26
2027	7	27
2028-2032	43	151
	$76	$280

Our investment strategy for our pension plan assets is to maintain a diversified portfolio of asset classes to produce a sufficient level of diversification and investment return over the long term. The investment policy for each plan specifies the type of investment vehicles appropriate for the plan, asset allocation guidelines, criteria for selection of investment managers and procedures to monitor overall investment performance, as well as investment manager performance. As of November 30, 2022 and 2021, respectively, the All Other Plans were unfunded.

The fair values of the plan assets of the UK Plan by investment class are as follows:

	November 30,
	2022	2021
Equities	$53	$62
U.K. government fixed interest bonds (gilts)	$169	$283

Multiemployer Defined Benefit Pension Plans

We participate in two multiemployer defined benefit pension plans in the UK, the British Merchant Navy Officers Pension Fund (registration number 10005645) (“MNOPF”), which is divided into two sections, the “New Section” and the “Old Section,” and the British Merchant Navy Ratings Pension Fund (registration number 10005646) (“MNRPF”). Collectively, we refer to these as “the multiemployer plans.” The multiemployer plans are maintained for the benefit of the employees of the participating employers who make contributions to the plans. The risks of participating in these multiemployer plans are different from single-employer plans, including:

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

We expense our portion of the MNOPF New Section deficit as amounts are invoiced by, and become due and payable to, the trustees. We accrue and expense our portion of the MNRPF deficit based on our estimated probable obligation from the most recent actuarial review. Total expense for the multiemployer plans was $2 million in 2022, $28 million in 2021 and $2 million in 2020.

Based on the most recent valuation at March 31, 2021 of the MNOPF New Section, it was determined that this plan was 102% funded. In 2022, 2021 and 2020, our contributions to the MNOPF New Section did not exceed 5% of total contributions to the fund. Based on the most recent valuation at March 31, 2020 of the MNRPF, it was determined that this plan was 93% funded. In 2022, 2021 and 2020, our contributions to the MNRPF did not exceed 5% of total contributions to the fund. It is possible that we will be required to fund and expense additional amounts for the multiemployer plans in the future; however, such amounts are not expected to be material to our consolidated financial statements.

Defined Contribution Plans

We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense for these plans was $40 million in 2022, $35 million in 2021 and $24 million in 2020.

NOTE 14 – Earnings Per Share

	Years Ended November 30,
(in millions, except per share data)	2022	2021	2020
Net income (loss) for basic and diluted earnings per share	$(6,093)	$(9,501)	$(10,236)
Weighted-average shares outstanding	1,180	1,123	775
Dilutive effect of equity plans	—	—	—
Diluted weighted-average shares outstanding	1,180	1,123	775
Basic earnings per share	$(5.16)	$(8.46)	$(13.20)
Diluted earnings per share	$(5.16)	$(8.46)	$(13.20)

Antidilutive shares excluded from diluted earnings per share computations were as follows:

	November 30,
(in millions)	2022	2021	2020
Equity awards	1	3	1
Convertible Notes	55	53	103
Total antidilutive securities	56	56	104

NOTE 15 – Supplemental Cash Flow Information

	November 30,
(in millions)	2022	2021
Cash and cash equivalents (Consolidated Balance Sheets)	$4,029	$8,939
Restricted cash (Consolidated Balance Sheets)	1,988	14
Restricted cash (included in other assets)	20	24
Total cash, cash equivalents and restricted cash (Consolidated Statements of Cash Flows)	$6,037	$8,976

Cash paid for interest, net of capitalized interest, was $1.4 billion in 2022, $1.3 billion in 2021 and $0.6 billion in 2020. Cash benefit received (paid) for income taxes, net was not material in 2022, 2021 and 2020. In addition, non-cash purchases of property and equipment included in accrued liabilities and other was $100 million in 2022, $127 million in 2021 and $114 million in 2020.

Substantially all restricted cash as of November 30, 2022 relates to the net proceeds from the issuance of our 2028 Senior Priority Notes. Under the indenture governing these notes, the net proceeds are contractually restricted subject to the satisfaction of certain conditions. These conditions were satisfied in December 2022 when we completed the transfer of the Subject Vessels to Carnival Holdings, at which time these amounts became unrestricted.

In August 2022, we issued $339 million aggregate principal amount of 2024 Convertible Notes pursuant to privately-negotiated non-cash exchange agreements with certain holders of the 2023 Convertible Notes, pursuant to which such holders agreed to exchange their 2023 Convertible Notes for an equal amount of 2024 Convertible Notes. In November 2022, we issued an additional $87 million aggregate principal amount of the 2024 Convertible Notes pursuant to privately-negotiated non-cash exchange agreements with certain holders of the 2023 Convertible Notes, pursuant to which such holders agreed to exchange their 2023 Convertible Notes for an equal amount of additional 2024 Convertible Notes. In addition, in August and November 2020, in connection with the repurchase of the 2023 Convertible Notes, as part of registered direct offerings of Carnival Corporation common stock used to repurchase a portion of the 2023 Convertible Notes, as an administrative convenience, we permitted the purchasers of 151.2 million shares of Carnival Corporation common stock to offset the purchase price payable to us against our obligation to pay the purchase price for $1.3 billion aggregate principal amount of the 2023 Convertible Notes held by them, which is reflected as a non-cash transaction for the year ended November 30, 2020.

Refer to Note 5 - “Debt” for additional detail relating to our 2028 Senior Priority Notes and the 2024 Convertible Notes.

For the years ended November 30, 2022 and 2021, we did not have borrowings or repayments of commercial paper with original maturities greater than three months. For the year ended November 30, 2020, we had borrowings of $525 million and repayments of $526 million of commercial paper with original maturities greater than three months.

Report of Independent Registered Public Accounting Firm

To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the “Company”) as of November 30, 2022 and 2021, and the related consolidated statements of income (loss), of comprehensive income (loss), of shareholders’ equity and of cash flows for each of the three years in the period ended November 30, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of November 30, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, the continued effects of the pandemic, certain economic conditions and Company's substantial debt balance are having a material negative impact on the Company's financial results and have resulted in the Company obtaining relevant financial covenant amendments and waivers. Management's evaluation of these events and conditions and management's plan to mitigate these matters are also described in Note 1.

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

Liquidity

As described in Note 1 to the consolidated financial statements, the continued effects of the pandemic, inflation, higher fuel prices, higher interest rates, fluctuations in foreign currency rates and the Company’s substantial debt balance are collectively having a material negative impact on the Company’s financial results. Management has taken actions to manage the Company’s liquidity, including completing various capital market transactions, obtaining relevant financial covenant amendments or waivers, and accelerating the removal of certain ships from its fleet. The principal assumptions used in management’s estimate of future liquidity consisted of (i) continued cruise operations and expected timing of cash collections for cruise bookings; (ii) expected increases in revenue on a per passenger basis with the relaxation of COVID-19 related protocols aligning towards land-based vacation alternatives; (iii) expected improvement in occupancy returning to historical levels; (iv) stabilization of fuel prices; (v) continued stabilization of inflationary pressures on costs; (vi) new ship deliveries, improvements and removals; and (vii) future export credit financings that are associated with the new ship deliveries. Based on these actions and assumptions, and considering the liquidity including cash, restricted cash and borrowings available under the multi-currency revolving credit facility at November 30, 2022, management believes that they have sufficient liquidity to fund obligations and expects to remain in compliance with the Company’s financial covenants for at least the next twelve months from the issuance of the financial statements.

The principal considerations for our determination that performing procedures relating to the Company’s liquidity is a critical audit matter are the significant judgment by management when developing the estimate of future liquidity; this in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s estimate of future liquidity and assumptions related to (i) expected increases in revenue on a per passenger basis with the relaxation of COVID-19 related protocols aligning towards land-based vacation alternatives and (ii) expected improvement in occupancy returning to historical levels.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of future liquidity. These procedures also included, among others, (i) understanding and evaluating the appropriateness of management’s liquidity model; (ii) understanding the Company’s debt agreements and evaluating the related financial covenant amendments and waivers; (iii) testing management’s process for estimating future liquidity for the twelve months after the date the financial statements are issued; (iv) testing the completeness and accuracy of underlying data used in the estimate; (v) evaluating the reasonableness of the significant assumptions used by management related to expected increases in revenue on a per passenger basis with the relaxation of COVID-19 related protocols aligning towards land-based vacation alternatives and expected improvement in occupancy returning to historical levels; and (vi) evaluating management’s estimate of future liquidity and their disclosure in the consolidated financial statements regarding having sufficient liquidity to satisfy the Company’s obligations for at least the next twelve months from the issuance of the financial statements. Evaluating management’s assumptions related to expected increases in revenue on a per passenger basis with the relaxation of COVID-19 related protocols aligning towards land-based vacation alternatives and expected improvement in occupancy returning to historical levels involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Company; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers LLP
Hallandale Beach, Florida
January 27, 2023

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

Forward-looking statements include those statements that relate to our outlook and financial position including, but not limited to, statements regarding:

•Pricing	•Liquidity and credit ratings
•Booking levels	•Adjusted earnings per share
•Occupancy	•Adjusted EBITDA
•Interest, tax and fuel expenses	•Adjusted Net Income (Loss)
•Currency exchange rates	•Estimates of ship depreciable lives and residual values
•Goodwill, ship and trademark fair values

Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied by our forward-looking statements. This note contains important cautionary statements of the known factors that we consider could materially affect the accuracy of our forward-looking statements and adversely affect our business, results of operations and financial position. Additionally, many of these risks and uncertainties are currently, and in the future may continue to be, amplified by our substantial debt balance as a result of the pause of our guest cruise operations. There may be additional risks that we consider immaterial or which are unknown. These factors include, but are not limited to, the following:

•Events and conditions around the world, including war and other military actions, such as the invasion of Ukraine, inflation, higher fuel prices, higher interest rates and other general concerns impacting the ability or desire of people to travel have led, and may in the future lead, to a decline in demand for cruises, impacting our operating costs and profitability.
•Pandemics have in the past and may in the future have a significant negative impact on our financial condition and operations.
•Incidents concerning our ships, guests or the cruise industry have in the past and may, in the future, negatively impact the satisfaction of our guests and crew and lead to reputational damage.
•Changes in and non-compliance with laws and regulations under which we operate, such as those relating to health, environment, safety and security, data privacy and protection, anti-corruption, economic sanctions, trade protection, labor and employment, and tax have in the past and may, in the future, lead to litigation, enforcement actions, fines, penalties and reputational damage.
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
•The loss of key team members, our inability to recruit or retain qualified shoreside and shipboard team members and increased labor costs could have an adverse effect on our business and results of operations.
•Increases in fuel prices, changes in the types of fuel consumed and availability of fuel supply may adversely impact our scheduled itineraries and costs.
•We rely on supply chain vendors who are integral to the operations of our businesses. These vendors and service providers are also affected by COVID-19 and may be unable to deliver on their commitments which could negatively impact our business.
•Fluctuations in foreign currency exchange rates may adversely impact our financial results.
•Overcapacity and competition in the cruise and land-based vacation industry may negatively impact our cruise sales, pricing and destination options.
•Inability to implement our shipbuilding programs and ship repairs, maintenance and refurbishments may adversely impact our business operations and the satisfaction of our guests.
•Failure to successfully implement our business strategy following our resumption of guest cruise operations would negatively impact the occupancy levels and pricing of our cruises and could have a material adverse effect on our business. We require a significant amount of cash to service our debt and sustain our operations. Our ability to generate cash depends on many factors, including those beyond our control, and we may not be able to generate cash required to service our debt and sustain our operations.

The ordering of the risk factors set forth above is not intended to reflect our indication of priority or likelihood.

Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant stock exchange rules, we expressly disclaim any obligation to disseminate, after the date of this document, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. Forward-looking and other statements in this document may also address our sustainability progress, plans, and goals (including climate change- and environmental-related matters). In addition, historical, current, and forward-looking sustainability- and climate-related statements may be based on standards and tools for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions and predictions that are subject to change in the future and may not be generally shared.

2022 Executive Overview

During 2022, we completed a monumental 18-month journey marking our full return to guest cruise operations. Over the past 18 months we have:

•Returned 90 ships to service
•Re-boarded over 100,000 team members to our ships
•Restarted our unmatched portfolio of eight private island and port destinations
•Restarted our unrivaled land-based footprint in Alaska and the Yukon
•Welcomed back nearly nine million guests

Throughout 2022, we progressed on an upward trajectory as we continued to close the gap to 2019, our most recent full year of guest cruise operations, and believe we are gaining momentum on our return to profitability.

•For our cruise segments, revenue per passenger cruise day (“PCD”) for the fourth quarter of 2022 increased 0.5% compared to a strong 2019, overcoming the dilutive impact of future cruise credits (“FCCs”) and fluctuations in foreign currency. This was better than the third quarter of 2022 which decreased 4.1% compared to 2019.
•Occupancy in the fourth quarter of 2022 was 19 percentage points below 2019 levels, this was better than the first quarter of 2022 which was 50 percentage points below 2019 levels. We achieved this on growing capacity as we returned another 35% of our fleet to service in 2022, reaching 99% of our 2019 capacity levels during the fourth quarter.
•Revenue in the fourth quarter of 2022 was $3.8 billion, which was 80% of 2019 levels. This was better than the third quarter of 2022 which was 66% of 2019 levels, an improvement of 14 percentage points.

The uneven reopening of cruise travel around the world following the effects of COVID-19 and the impact the invasion of Ukraine has had on European countries have had a material impact on our results of operations. While all of our brands are on an upward trajectory, the pace of the recovery has trailed for those brands most heavily exposed to these factors as the impacts have weighed on consumer confidence in those regions resulting in greater uncertainty and closer-in booking patterns. To mitigate these impacts, we have made strategic deployment decisions to increase our closer-to-home and shorter duration itineraries to help reduce the friction of air travel, lower the overall cost of our vacations and facilitate a closer-in booking environment. We believe these decisions have positioned us well to attract more new-to-cruise guests and make us even more of a value proposition compared to land-based alternatives. Additionally, based on the evolving nature of COVID-19 and our ongoing collaboration with local and national public health authorities, our brands responsibly relaxed their COVID-19 related protocols aligning towards land-based vacation alternatives and strengthening our competitiveness.

To help support our growth, drive overall revenue generation, elevate awareness and consideration and enhance demand for both the near- and long-term, we have significantly increased our advertising activities, including a nearly 20% increase in our investment during the fourth quarter of 2022 compared to the fourth quarter of 2019. Our brands are utilizing pricing philosophies to maximize revenue and are sharing best practices across brands. Having been in pause status for nearly two years, we are also rebuilding demand by providing our guests with extraordinary cruise vacations, which we believe will increase the likelihood of our guests recommending our cruise vacations. In addition, we have a renewed focus on our travel agent partner relationships and a growing sales force. While building back demand and enhancing our revenue management tools and strategies, we are working to optimize the combination of occupancy levels with ticket and onboard prices to deliver revenue growth in the near-term while maintaining price integrity for the long-term. We are also not losing sight of our expense base as we have worked through our restart and continue to absorb and mitigate the impacts of the high inflationary environment we have all been living in.

During 2022, we continued to focus on minimizing our environmental impact and achieved a 2% reduction in carbon intensity compared to 2019 (11% reduction for ships in guest cruise operations), a 30% reduction in food waste compared to 2019 and used 290 million fewer single use items compared to 2018. We announced the rollout of Service Power Packages, global fleet upgrades which will improve energy and fuel efficiency and support our sustainability goals and announced the expansion of Air Lubrication Systems, which are expected to generate savings in fuel consumption and reductions in carbon emissions. Additionally, AIDA Cruises and Holland America Line achieved milestones in their decarbonization strategies piloting the use of a blend of marine biofuel. These investments, along with the company’s fleet optimization and itinerary reviews, are expected to drive a 15% reduction in fuel consumption per ALBD in 2023, along with a 15% reduction in carbon emissions per ALBD on an annualized basis, both as compared to 2019.

Our fleet optimization efforts included welcoming stunning new flagships for six of our brands including Carnival Celebration, AIDAcosma, Costa Toscana, Discovery Princess and Arvia, as well as our first luxury expedition ship, Seabourn Venture. All of these ships were purpose-built to generate higher returns. In addition, we announced the removal of additional ships from our fleet, bringing the cumulative number of smaller-less efficient ships to be removed from our fleet since the pause to 26. Once completed, these efforts will result in nearly a quarter of our fleet consisting of newly delivered, larger-more efficient ships. We also announced Carnival Fun Italian Style™, a new concept for Carnival Cruise Line’s North American guests which will debut in the spring of 2023 with Costa Venezia followed by Costa Firenze in the spring of 2024. Additionally during 2022, Costa Luminosa was transferred to Carnival Cruise Line and began guest operations as Carnival Luminosa.

During 2022, we reduced our capital expenditures by over $500 million as compared to our previous guidance. We have re-prioritized our expected spend to reflect the current environment, while maintaining our commitment to seek excellence in compliance, environmental protection, and in looking after the safety, health and well-being of every life we touch. In addition, we broke ground on a new exclusive destination in Grand Bahama Port for our Carnival Cruise Line brand, which will be an important addition to our current existing private islands and unique port destinations which had 6 million visits from our guests in 2022.

Going forward, we are committed to using our expected cash provided by operating activities to strengthen the balance sheet over time and expect to be disciplined and rigorous in making newbuild decisions. We have just four larger ships on order through 2025, plus our second Seabourn luxury expedition ship to be delivered in 2023. This is our lowest order book in decades.

Overall, we remain focused on driving revenue growth and accelerating our return to strong profitability. We believe that over time, this revenue generation and our more focused capital expenditure profile will support significant free cash flow, and propel us on the path to deleveraging, investment grade credit ratings and higher return on invested capital. This has been a truly remarkable year and we have come a long way in an incredibly short amount of time. We look forward to continuing to deliver unforgettable happiness to our guests by providing extraordinary cruise vacations in 2023, while honoring the integrity of every ocean we sail, place we visit and life we touch.

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

Liquidity and Other Uncertainties

We make several critical accounting estimates with respect to our liquidity.

Based on the evolving nature of COVID-19 and our ongoing collaboration with local and national public health authorities, we have responsibly relaxed our related protocols, including greatly reducing or eliminating testing requirements and vaccination protocols to more closely align with the broader travel industry and strengthening our competitiveness.

As part of our liquidity management, we rely on estimates of our future liquidity, which includes numerous assumptions that are subject to various risks and uncertainties. The principal assumptions used to estimate our future liquidity consist of:

•Our continued cruise operations and expected timing of cash collections for cruise bookings
•Expected increases in revenue in 2023 on a per passenger basis compared to 2019, particularly with the responsible relaxation of COVID-19 related protocols aligning towards land-based vacation alternatives and strengthening our competitiveness
•Expected improvement in occupancy on a year-over-year basis returning to historical levels in the summer of 2023
•Stabilization of fuel prices around November 2022 year-end prices
•Continued stabilization of inflationary pressures on costs, moderated by a larger-more efficient fleet as compared to 2019

In addition, we make certain assumptions about new ship deliveries, improvements and removals, and consider the future export credit financings that are associated with the new ship deliveries.

We have a substantial debt balance as a result of the pause in guest cruise operations and require a significant amount of liquidity or cash from operating activities to service our debt. In addition, the continued effects of the pandemic, inflation, higher fuel prices, higher interest rates and fluctuations in foreign currency rates are collectively having a material negative impact on our business. The full extent of the collective impact of these items is uncertain and may be amplified by our substantial debt balance. We believe we have made reasonable estimates and judgments of the impact of these events within our consolidated financial statements and there may be changes to those estimates in future periods.

For almost three years, we have taken appropriate actions to manage our liquidity, including completing various capital market transactions, obtaining relevant financial covenant amendments or waivers, accelerating the removal of certain ships from the fleet, and during the pause reducing capital expenditures and operating expenses. As of November 30, 2022, 97% of our capacity has resumed guest cruise operations and is serving guests.

We will continue to pursue various opportunities to raise additional capital to fund obligations associated with future debt maturities and/or to extend the maturity dates associated with our existing indebtedness including our Revolving Facility and obtain relevant financial covenant amendments or waivers, if needed. Actions to raise capital may include issuances of debt, convertible debt or equity in private or public transactions or entering into new and extended credit facilities.

Ship Accounting

We make several critical accounting estimates with respect to our ship accounting including ship improvement costs, estimated useful lives and residual values.

We account for ship improvement costs, including replacements of certain significant components and parts, by capitalizing those costs we believe add value to our ships and have a useful life greater than one year and depreciating those improvements over their estimated remaining useful life. The costs of repairs and maintenance, including those incurred when a ship is taken out-of-service for scheduled maintenance, and minor improvement costs and expenses, are charged to expense as incurred. If we change our assumptions in making our determinations as to whether improvements to a ship add value, the amounts we expense each year as repair and maintenance expense could increase, which would be partially offset by a decrease in depreciation expense, resulting from a reduction in capitalized costs.

In addition, the specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written-off upon retirement, which may result in a loss on disposal that is also included in other operating expenses. We do not have cost segregation studies performed to specifically componentize our ships. In addition, since we do not separately componentize our ships, we do not identify and track depreciation of original ship components. Therefore, we typically have to estimate the net book value of components that are retired, based primarily upon their replacement cost, their age and their original estimated useful lives. Given the large size and complexity of our ships, ship accounting estimates require considerable judgment and are inherently uncertain.

In order to compute our ships’ depreciation expense, we apply judgment to determine their useful lives as well as their residual values. We have estimated our ships’ useful lives at 30 years and residual values at 15% of our original ship cost. Our ship useful life and residual value estimates take into consideration the estimated weighted-average useful lives of the ships' major component systems, such as hull, superstructure, main electric, engines and cabins. We also take into consideration the impact of technological changes, historical useful lives of similarly-built ships, long-term cruise and vacation market conditions and regulatory changes, including those related to the environment and climate change. We determine the residual value of our ships based on our long-term estimates of their resale value at the end of their useful life to us but before the end of their physical and economic lives to others, historical resale values of our and other cruise ships as well as our expectations of the long-term viability of the secondary cruise ship market. We review estimated useful lives and residual values for reasonableness whenever events or circumstances significantly change. Since the pause of our guest cruise operations, we have disposed of ships for amounts significantly below their book value. Management has estimated that this trend will normalize in the coming years.

The IMO is currently considering various proposals which build on existing regulations and aim to further reduce GHG emissions within the global shipping industry. In addition, the EU has proposed several regulations that will likely impact the cost of fossil fuels, including the recently agreed inclusion of maritime shipping in the EU’s Emission Trading System which is in the process of being adopted. We have established Climate Action Goals, which include a carbon intensity reduction goal of 20% by 2030 from the 2019 baseline and aspire to achieve net carbon-neutral ship operations by 2050. Given a 30-year estimated useful life for our ships, our most recently delivered vessels’ lives will extend beyond this 2050 date. Fossil fuels are currently the only viable option for our industry and it is not clear when alternative fuels or other technologies will be commercially viable. While alternative fuels may provide a path to decarbonization for the maritime industry, there are significant supply challenges that must be resolved before viability is reached. We are closely monitoring technology developments and partnering with key organizations on research and development to support our sustainability goals and aspirations. Our fleet’s engines are capable of being modified for use with certain alternative fuels and we have begun to test the use of marine biofuel blends on certain ships in our fleet. In addition, and in support of our Climate Action Goals, we invest in technologies, including the use of LNG powered cruise ships, the installation of Advanced Air Quality Systems on board our ships to aid in the reduction of sulfur emissions, the use of shore power, enabling ships to use shoreside electric power where available while in port and various other efficiency related upgrades intended to reduce our emissions. It is uncertain how proposed and possible regulatory changes related to the environment and climate change and our 2050 aspirations, may impact our ships’ useful lives and residual values and the impact is dependent on future regulatory actions and technological advances. As of November 30, 2022, management concluded that there were no changes in our ship useful lives and residual value estimates.

If materially different conditions existed, or if we materially changed our assumptions of ship useful lives and residual values, then our depreciation expense, loss on retirement of ship components and net book value of our ships would be materially different. Our 2022 ship depreciation expense would have increased by approximately:

•$47 million assuming we had reduced our estimated 30-year ship useful life estimate by one year at the time we took delivery or acquired each of our ships
•$237 million assuming we had estimated our ships to have no residual value

We believe that the estimates we made for ship accounting purposes are reasonable and our methods are consistently applied in all material respects and result in depreciation expense that is based on a rational and systematic method to equitably allocate the costs of our ships to the periods during which we use them.

Valuation of Ships

Impairment reviews of our ships require us to make significant estimates. We evaluate ship asset impairments at the individual ship level which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We review our ships for impairment whenever events or circumstances indicate that the carrying value of a ship may not be recoverable. If estimated future cash flows are less than the carrying value of a ship, an impairment charge is recognized to the extent its carrying value exceeds its estimated fair value. Where estimated future cash flows are used to estimate the recoverable value of a ship, the cash flows include estimated capital expenditures, including those expected to meet our 2030 Climate Action Goals.

The estimation of a ship’s fair value includes numerous assumptions that are subject to various risks and uncertainties. The principal assumption used in determining the fair value of these ships was the estimated sales proceeds.

We determined the fair value of these ships based on their respective estimated selling values, for those ships expected to be disposed of, or estimated discounted future cash flows and comparable market transactions. Refer to our consolidated financial statements for additional discussion of our property and equipment policy, ship impairment reviews and ship impairment charges recognized during 2022.

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

The estimation of our reporting unit fair value includes numerous assumptions that are subject to various risks and uncertainties. COVID-19 and its ongoing effects, inflation, higher fuel prices and higher interest rates have created additional uncertainty in our impairment analyses. The estimated fair value of our reporting unit with goodwill significantly exceeded its carrying value as of the date of its most recent quantitative test. Refer to our consolidated financial statements for additional discussion of our goodwill accounting policy and impairment reviews.

We believe that we have made reasonable estimates.

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

Known Trends and Uncertainties

•We believe the increased cost of fuel and other related costs are reasonably likely to continue to impact our profitability in both the short and long-term.
•We believe inflation and higher interest rates are reasonably likely to continue to impact our profitability.
•We believe the increasing global focus on climate change, including the reduction of carbon emissions and new and evolving regulatory requirements, is reasonably likely to have a material negative impact on our future financial results. The full impact of climate change to our business is not yet known.

Results of Operations

We have historically earned substantially all of our cruise revenues from the following:

•Sales of passenger cruise tickets and, in some cases, the sale of air and other transportation to and from airports near our ships’ home ports and cancellation fees. We also collect fees, taxes and other charges from our guests. The cruise ticket price typically includes the following:

•Accommodations
•Most meals, including snacks at numerous venues
•Access to amenities such as swimming pools, water slides, water parks, whirlpools, a health club and sun decks
•Child care and supervised youth programs
•Entertainment, such as theatrical and comedy shows, live music and nightclubs
•Visits to multiple destinations

•Sales of onboard goods and services not included in the cruise ticket price. This generally includes the following:

• Beverage sales	• Internet and communication services
• Casino gaming	• Full service spas
• Shore excursions	• Specialty restaurants
• Retail sales	• Art sales
• Photo sales	• Laundry and dry cleaning services

These goods and services are provided either directly by us or by independent concessionaires, from which we receive either a percentage of their revenues or a fee. Concession revenues do not have direct expenses because the costs and services incurred for concession revenues are borne by our concessionaires. In 2022, we earned 42% of our cruise revenues from onboard and other revenue goods and services. In 2019, our most recent full year of guest cruise operations, we earned 30% of our cruise revenues from onboard and other revenues.

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

We incur tour and other costs and expenses for our hotel and transportation operations and other expenses.

Statistical Information

	Years Ended November 30,
	2022	2021	2020
PCDs (in millions) (a)	54.6	8.2	26.5
ALBDs (in millions) (b)	72.5	14.6	26.1
Occupancy percentage (c)	75%	56%	101%
Passengers carried (in millions)	7.7	1.2	3.5
Fuel consumption in metric tons (in millions)	2.6	1.3	1.9
Fuel consumption in metric tons per thousand ALBDs	36.1	(d)	(d)
Fuel cost per metric ton consumed	$830	$515	$430

Currencies (USD to 1)
AUD	$0.70	$0.75	$0.68
CAD	$0.77	$0.80	$0.74
EUR	$1.06	$1.19	$1.13
GBP	$1.25	$1.38	$1.28

The resumption of guest cruise operations has impacted the comparability of all aspects of our business.

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

(c)    Occupancy, in accordance with cruise industry practice, is calculated using a numerator of PCDs and a denominator of ALBDs, which assumes two passengers per cabin even though some cabins can accommodate three or more passengers. Percentages in excess of 100% indicate that on average more than two passengers occupied some cabins.

(d)    Fuel consumption in metric tons per thousand ALBDs for 2021 and 2020 are not meaningful.

2022 Compared to 2021

Results of Operations

Consolidated
	Years Ended November 30,
(in millions)	2022	2021	Change
Revenues
Passenger ticket	$7,022	$1,000	$6,022
Onboard and other	5,147	908	4,239
	12,168	1,908	10,260
Operating Costs and Expenses
Commissions, transportation and other	1,630	269	1,360
Onboard and other	1,528	272	1,256
Payroll and related	2,181	1,309	871
Fuel	2,157	680	1,477
Food	863	187	676
Ship and other impairments	440	591	(151)
Other operating	2,958	1,346	1,612
	11,757	4,655	7,103

Selling and administrative	2,515	1,885	630
Depreciation and amortization	2,275	2,233	43
Goodwill impairment	—	226	(226)
	16,547	8,997	7,550
Operating Income (Loss)	(4,379)	(7,089)	2,710
Nonoperating Income (Expense)
Interest income	74	12	62
Interest expense, net of capitalized interest	(1,609)	(1,601)	(8)
Gains (losses) on debt extinguishment, net	(1)	(670)	670
Other income (expense), net	(165)	(173)	8
	(1,701)	(2,433)	732
Income (Loss) Before Income Taxes	$(6,080)	$(9,522)	$3,443

NAA
	Years Ended November 30,
(in millions)	2022	2021	Change
Revenues
Passenger ticket	$4,692	$555	$4,137
Onboard and other	3,589	553	3,036
	8,281	1,108	7,173

Operating Costs and Expenses	7,526	2,730	4,796
Selling and administrative	1,517	953	564
Depreciation and amortization	1,408	1,352	55
	10,451	5,036	5,415
Operating Income (Loss)	$(2,170)	$(3,928)	$1,758

EA
	Years Ended November 30,
(in millions)	2022	2021	Change
Revenues
Passenger ticket	$2,660	$491	$2,169
Onboard and other	872	221	651
	3,531	712	2,820

Operating Costs and Expenses	3,925	1,807	2,118
Selling and administrative	745	568	177
Depreciation and amortization	692	728	(37)
Goodwill impairment	—	226	(226)
	5,361	3,329	2,032
Operating Income (Loss)	$(1,830)	$(2,617)	$787

In the face of the global impact of COVID-19, we paused our guest cruise operations in mid-March 2020 and began resuming guest cruise operations in 2021. As of November 30, 2022, 97% of our capacity was serving guests compared to 61% as of November 30, 2021. Our NAA segment’s full fleet was serving guests as of November 30, 2022 compared to 60% of its capacity as of November 30, 2021. Our EA segment had 93% of its capacity serving guests as of November 30, 2022, compared to 63% as of November 30, 2021.

The effects of the pause and subsequent resumption of our guest cruise operations, inflation, higher fuel prices, higher interest rates and fluctuations in foreign currency rates are collectively having a material negative impact on all aspects of our business, including our results of operations, liquidity and financial position. We have a substantial debt balance and require a significant amount of cash to service our debt and sustain our operations, and our ability to generate cash will be affected by our ability to successfully implement our business strategy, which includes increasing our occupancy levels and pricing of our cruises, as well as general macroeconomic, financial, geopolitical, competitive, regulatory and other factors beyond our control. The full extent of these impacts is uncertain and may be amplified by our substantial debt balance.

Revenues

Consolidated

Cruise passenger ticket revenues made up 58% of our total revenues in 2022 while onboard and other revenues made up 42%. Revenues for the year ended November 30, 2022 increased by $10.3 billion to $12.2 billion from $1.9 billion in 2021 due to the ongoing resumption of guest cruise operations and the significant increase of ships in service. ALBDs increased to 72.5 million in 2022 as compared to 14.6 million in 2021. Occupancy for 2022 was 75%, compared to 56% in 2021.

NAA Segment

Cruise passenger ticket revenues made up 57% of our NAA segment’s total revenues in 2022 while onboard and other cruise revenues made up 43%. NAA segment revenues for 2022 increased by $7.2 billion to $8.3 billion from $1.1 billion in 2021 due to the ongoing resumption of guest cruise operations and the significant increase of ships in service. ALBDs increased to 44.3 million in 2022 as compared to 7.2 million in 2021. Occupancy for 2022 was 82% compared to 63% in 2021.

EA Segment

Cruise passenger ticket revenues made up 75% of our EA segment’s total revenues in 2022 while onboard and other cruise revenues made up 25%. EA segment revenues for 2022 increased by $2.8 billion to $3.5 billion from $0.7 billion in 2021 due to the ongoing resumption of guest cruise operations and the significant increase of ships in service. ALBDs increased to 28.2 million in 2022 as compared to 7.4 million in 2021. Occupancy for 2022 was 65% compared to 50% in 2021.

Operating Cost and Expenses

Consolidated

Operating costs and expenses increased by $7.1 billion to $11.8 billion in 2022 from $4.7 billion in 2021. These increases were driven by our resumption of guest cruise operations and restart related expenses, including the cost of returning ships to guest cruise operations and returning crew members to our ships, the cost of maintaining enhanced health and safety protocols and inflation.

Fuel costs increased by $1.5 billion to $2.2 billion in 2022 from $0.7 billion in 2021. $0.7 billion of this increase was driven by higher fuel consumption of 1.3 million metric tons, due to the resumption of guest cruise operations, and $0.8 billion was driven by an increase in fuel prices and changes in fuel mix of $315 per metric ton consumed in 2022 compared to 2021.

We recognized ship and other impairment charges of $440 million in 2022 compared to $591 million in 2021.

Selling and administrative expenses increased by $0.6 billion to $2.5 billion in 2022 from $1.9 billion in 2021. This increase was primarily driven by increased advertising and promotional spend to continue to build demand while the remainder was driven by higher administrative expenses incurred as part of our resumption of guest cruise operations.

There were no goodwill impairment charges recognized in 2022 and $226 million of goodwill impairment charges recognized in 2021.

The drivers in changes in costs and expenses for our NAA and EA segments are the same as those described for our consolidated results.

Nonoperating Income (Expense)

Interest expense, net of capitalized interest, was $1.6 billion in 2022 and 2021.

Losses on debt extinguishment, net decreased to $1 million in 2022 from $670 million in 2021.

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

We paused our guest cruise operations in March 2020 with minimal cruise related revenue recognized during the remainder of 2020. In addition, we incurred incremental COVID-19 related costs associated with repatriating guests and crew members, enhancing health protocols and sanitizing our ships, restructuring costs and defending lawsuits. As of November 30, 2021, eight of our nine brands had resumed guest cruise operations as part of our gradual return to service. The gradual resumption of guest cruise operations continued to have a material impact on all aspects of our business, including our liquidity, financial position and results of operations. The full extent of the impact will be determined by our gradual return to service and the length of time COVID-19 influences travel decisions.

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

During 2021 we incurred, incremental restart-related spend including the cost of returning ships to guest cruise operations and returning crew members to our ships as well as the incremental costs of maintaining enhanced health and safety protocols as we continue our gradual return to service. During 2020, while maintaining compliance, environmental protection and safety, we significantly reduced ship operating expenses, including cruise payroll and related expenses, food, fuel, insurance and port charges by transitioning ships into paused status, either at anchor or in port, and staffed at a safe manning level.

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

Liquidity, Financial Condition and Capital Resources

As of November 30, 2022, we had $8.6 billion of liquidity including cash, restricted cash from the 2028 Senior Priority Notes which became unrestricted in December 2022 and borrowings available under our Revolving Facility. We will continue to pursue various opportunities to raise additional capital to fund obligations associated with future debt maturities and/or to extend the maturity dates associated with our existing indebtedness including our Revolving Facility and obtain relevant financial covenant amendments or waivers, if needed. Actions to raise capital may include issuances of debt, convertible debt or equity in private or public transactions or entering into new and extended credit facilities.

Since December 2021, we have completed the following:

•In December 2021, we borrowed $1.7 billion under export credit facilities due in semi-annual installments through 2034.
•In January 2022, we borrowed $637 million under an export credit facility due in semi-annual installments through 2034.
•In May 2022, we issued an aggregate principal amount of $1.0 billion senior unsecured notes that mature on June 1, 2030. The 2030 Senior Unsecured Notes bear interest at a rate of 10.5% per year.
•In August 2022, we completed a public offering of 117.5 million shares of Carnival Corporation common stock at a price per share of $9.95, resulting in net proceeds of $1.2 billion.
•In August 2022, we issued $339 million aggregate principal amount of the 2024 Convertible Notes in a privately negotiated non-cash exchange for existing convertible notes.
•In October 2022, we issued an aggregate principal amount of $2.0 billion senior priority notes that mature on May 1, 2028. The 2028 Senior Priority Notes bear interest at a rate of 10.4% per year.
•In November 2022, we issued an additional $87 million aggregate principal amount of the 2024 Convertible Notes in a privately negotiated non-cash exchange for existing convertible notes.
•In November 2022, we issued $1.1 billion aggregate principal amount of the 2027 Convertible Notes.
•In November 2022, we borrowed $799 million under an export credit facility due in semi-annual installments through 2034.

Refer to Note 5 - “Debt” of the consolidated financial statements and “Funding Sources” below for additional details.

Certain of our debt instruments contain provisions that may limit our ability to incur or guarantee additional indebtedness.

We had a working capital deficit of $3.1 billion as of November 30, 2022 compared to a working capital deficit of $0.3 billion as of November 30, 2021. The increase in working capital deficit was caused by a decrease in cash and cash equivalents, a decrease in short-term investments, an increase in customer deposits and an increase in current portion of long-term debt, and was partially offset by an increase in restricted cash and a decrease in short-term borrowings. We operate with a substantial working capital deficit. This deficit is mainly attributable to the fact that, under our business model, substantially all of our passenger ticket receipts are collected in advance of the applicable sailing date. These advance passenger receipts generally remain a current liability until the sailing date. The cash generated from these advance receipts is used interchangeably with cash on hand from other sources, such as our borrowings and other cash from operations. The cash received as advanced receipts can be used to fund operating expenses, pay down our debt, make long-term investments or any other use of cash. Included within our working capital are $4.9 billion and $3.1 billion of customer deposits as of November 30, 2022 and 2021, respectively. We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash. In addition, we have a relatively low level of accounts receivable and limited investment in inventories.

Sources and Uses of Cash

Operating Activities

Our business used $1.7 billion of net cash flows in operating activities during 2022, a decrease of $2.4 billion, compared to $4.1 billion used in 2021. This was due to a decrease in the net loss compared to the same period in 2021 and other working capital changes. During 2021, our business used $4.1 billion of net cash from operations, a decrease of $2.2 billion, compared to $6.3 billion provided in 2020.

Investing Activities

During 2022, net cash used in investing activities was $4.8 billion. This was driven by:
•Capital expenditures of $3.9 billion for our ongoing new shipbuilding program
•Capital expenditures of $1.1 billion for ship improvements and replacements, information technology and buildings and improvements
•Proceeds from sales of ships and other of $70 million
•Purchases of short-term investments of $315 million

•Proceeds from maturity of short-term investments of $515 million

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

Financing Activities

During 2022, net cash provided by financing activities of $3.6 billion was caused by:
•Issuances of $7.2 billion of long-term debt
•Repayments of $2.1 billion of long-term debt
•Payments of $153 million related to debt issuance costs
•Net repayments of short-term borrowings of $2.6 billion
•Net proceeds of $1.2 billion from the public offering of Carnival Corporation common stock
•Purchases of $87 million of Carnival plc ordinary shares and issuances of $95 million of Carnival Corporation common stock under our Stock Swap Program

During 2021, net cash provided by financing activities of $6.9 billion was caused by:
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

During 2020, net cash provided in financing activities of $18.6 billion was caused by:
•Net proceeds of short-term borrowings of $2.9 billion in connection with our availability of, and needs for, cash at various times throughout the period, including proceeds of $3.1 billion from the Revolving Facility
•Repayments of $1.6 billion of long-term debt
•Issuances of $15.0 billion of long-term debt
•Payments of cash dividends of $689 million
•Net proceeds of $3.0 billion from our public offerings of Carnival Corporation common stock
•Net proceeds of $222 million from a registered direct offering of Carnival Corporation common stock used to repurchase a portion of the 2023 Convertible Notes

Material Cash Requirements

	Payments Due by
(in millions)	2023	2024		2025	2026	2027	Total
Debt (a)	$4,344	$4,564	(c)	$6,082	$5,875	$6,755	$27,620
Newbuild capital expenditures (b)	1,755	2,400		895	—	—	5,050
Total	$6,099	$6,964		$6,977	$5,875	$6,755	$32,670

(a)    Includes principal as well as estimated interest payments and does not include the impact of any future possible refinancings. Excludes undrawn export credits.
(b)    As of November 30, 2022, we have committed undrawn export credit facilities of $2.2 billion which fund a portion of our Newbuild contractual commitments. Subsequent to November 30, 2022, we obtained additional committed undrawn export credit facilities related to ship deliveries scheduled in 2024 and 2025.
(c)    Includes $0.2 billion of borrowings under the Revolving Facility as of November 30, 2022 which mature in 2024.

Funding Sources

As of November 30, 2022, we had $8.6 billion of liquidity including cash, restricted cash from the 2028 Senior Priority Notes which became unrestricted in December 2022 and borrowings available under our Revolving Facility. In addition, we had $2.2 billion of undrawn export credit facilities to fund ship deliveries planned through 2024. Refer to Note 1 - “General” for further details on our liquidity risk and how we plan to fund our cash requirements.

(in billions)	2023	2024
Future export credit facilities at November 30, 2022	$0.8	$1.4

Subsequent to November 30, 2022, we obtained additional undrawn export credit facilities related to ship deliveries scheduled in 2024 and 2025.

Our export credit facilities contain various financial covenants as described in Note 5 - “Debt”. At November 30, 2022, we were in compliance with the applicable covenants under our debt agreements.

Stock Swap Program

We have a program that allows us to realize a net cash benefit when Carnival Corporation common stock is trading at a premium to the price of Carnival plc ordinary shares. Under the Stock Swap Program, we may elect to offer and sell shares of Carnival Corporation common stock at prevailing market prices in ordinary brokers’ transactions and repurchase an equivalent number of Carnival plc ordinary shares in the UK market.

Any sales of Carnival Corporation common stock and Carnival plc ordinary shares have been or will be registered under the Securities Act of 1933, as amended. During 2022, under the Stock Swap Program, we sold 6.0 million shares of Carnival Corporation common stock and repurchased the same amount of Carnival plc ordinary shares, resulting in net proceeds of $8 million which were used for general corporate purposes. During 2021, we sold 8.9 million shares of Carnival Corporation’s common stock and repurchased the same amount of Carnival plc ordinary shares, resulting in net proceeds of $19 million. During 2020, there were no sales or repurchases under the Stock Swap Program.

Quantitative and Qualitative Disclosures About Market Risk

For a discussion of our hedging strategies and market risks, see the discussion below and the consolidated financial statements.

Fuel Price Risks

Substantially all our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We have installed Advanced Air Quality Systems on most of our ships, which has aided in the mitigation of the financial impact from the ECAs and global 0.5% sulfur requirements. The blended spot price included in our selected forecast information within our Business Update from December 2022 was $673 per metric ton, and we expect our total fuel consumption for 2023 to be 2.9 million metric tons. If fuel prices changed by 10%, our 2023 total expected fuel cost would change by $185 million.

Foreign Currency Exchange Rate Risks

Operational Currency Risks

Our operations primarily utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. Our operations also have revenue and expenses denominated in non-functional currencies. Movements in foreign currency exchange rates will affect our financial statements.

Investment Currency Risks

The foreign currency exchange rates were as follows:

	November 30,
USD to 1:	2022	2021
AUD	$0.66	$0.71
CAD	$0.74	$0.78
EUR	$1.03	$1.13
GBP	$1.20	$1.33

If the November 30, 2021 currency exchange rates had been used to translate our November 30, 2022 non-U.S. dollar functional currency operations’ assets and liabilities (instead of the November 30, 2022 U.S. dollar exchange rates), our total assets would have been higher by $1.6 billion and our total liabilities would have been higher by $1.1 billion.

Newbuild Currency Risks

At November 30, 2022, our remaining newbuild currency exchange rate risk primarily relates to euro-denominated newbuild contract payments, which represent a total unhedged commitment of $4.4 billion and relate to newbuilds scheduled to be delivered through 2025 to non-euro functional currency brands. The functional currency cost of each of these ships will increase or decrease based on changes in the exchange rates until the unhedged payments are made under the shipbuilding contract. We may enter into additional foreign currency derivatives to mitigate some of this foreign currency exchange rate risk. Based on a 10% change in euro to U.S. dollar exchange rates as of November 30, 2022, the remaining unhedged cost of these ships would have a corresponding change of $445 million.

Interest Rate Risks

The composition of our debt and interest rate swaps was as follows:

November 30, 2022
Fixed rate	54%
EUR fixed rate	12%
Floating rate	17%
EUR floating rate	15%
GBP floating rate	1%

At November 30, 2022, we had interest rate swaps that have effectively changed $89 million of EURIBOR-based floating rate euro debt to fixed rate euro debt. Based on a 10% change in the November 30, 2022 market interest rates, our 2022 interest expense on floating rate debt, including the effect of our interest rate swaps, would have changed by $48 million.

COMMON STOCK AND ORDINARY SHARES

Carnival Corporation common stock, together with paired trust shares of beneficial interest in the P&O Princess Special Voting Trust, which holds a Special Voting Share of Carnival plc, is traded on the NYSE under the symbol “CCL.” Carnival plc ordinary shares trade on the London Stock Exchange under the symbol “CCL.” Carnival plc American Depositary Shares (“ADSs”), each one of which represents one Carnival plc ordinary share, are traded on the NYSE under the symbol “CUK.” The depositary for the ADSs is JPMorgan Chase Bank, N.A.

As of January 12, 2023, there were 2,956 holders of record of Carnival Corporation common stock and 29,362 holders of record of Carnival plc ordinary shares and 46,628,217 holders of record of Carnival plc ADSs. The past performance of our share prices cannot be relied on as a guide to their future performance.

On March 30, 2020, we suspended the payment of dividends on Carnival Corporation common stock and Carnival plc ordinary shares.

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

5-Year Cumulative Total Returns
DOLLARS
$250
$200
$150
$100
$50
$0
2017
2018
2019
2020
2021
2022
Carnival Corporation Common Stock
Dow Jones Recreational Index
FTSE 100 Index
S&P 500 Index

	Assumes $100 Invested on November 30, 2017 Assumes Dividends Reinvested Years Ended November 30,
	2017	2018	2019	2020	2021	2022
Carnival Corporation Common Stock	$100	$95	$74	$33	$29	$16
Dow Jones Recreational Index	$100	$99	$97	$62	$63	$49
FTSE 100 Index	$100	$94	$105	$92	$108	$120
S&P 500 Index	$100	$106	$123	$145	$185	$168

Carnival plc

The following graph compares the Price Performance of $100 invested in Carnival plc ADSs, each representing one ordinary share of Carnival plc, with the Price Performance of $100 invested in each of the indexes noted below. The Price Performance is calculated in the same manner as previously discussed.

5-Year Cumulative Total Returns
DOLLARS
$250
$200
$150
$100
$50
$0
2017
2018
2019
2020
2021
2022
Carnival plc ADS
Dow Jones Recreational Index
FTSE 100 Index
S&P 500 Index

	Assumes $100 Invested on November 30, 2017 Assumes Dividends Reinvested Years Ended November 30,
	2017	2018	2019	2020	2021	2022
Carnival plc ADS	$100	$93	$69	$29	$27	$15
Dow Jones Recreational Index	$100	$99	$97	$62	$63	$49
FTSE 100 Index	$100	$94	$105	$92	$108	$120
S&P 500 Index	$100	$106	$123	$145	$185	$168